Form 20-F
period 2003-01-31
POLYMET MINING CORP
filed 2003-09-08
CIK 866028

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F ANNUAL REPORT
FISCAL 2003 ENDED JANUARY 31, 2003

___
___     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR
(g) OF
        THE SECURITIES EXCHANGE ACT OF 1934

OR
___
XXX     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE
        SECURITIES EXCHANGE ACT OF 1934
	For the fiscal period ended January 31, 2003

OR
___
___     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF
        THE SECURITIES EXCHANGE ACT OF 1934
         For the transition period from _____to_____

Commission file number 0-18701

POLYMET MINING CORP.
(Formerly Fleck Resources Ltd.)
(Exact name of Registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 1116-925 West Georgia St., Vancouver, British
Columbia V6C 3L2
(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:
None

Securities to be registered pursuant to Section 12(g) of the Act:
Common Shares, without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
	None


Indicate the number of outstanding shares of each of the
issuer's classes of capital or common shares as of the
close of the period covered by the annual report.
	32,657,526

Indicate by check mark whether the registrant (1) has filed
all reports required to be filed by Section 12 or 15 (d) of
the Securities Exchange Act of 1934 during the preceding 12
months (or for such shorter period that the registrant was
required to file such reports), and (2) has been subject to
such filing requirements for the past ninety days.
Yes xxx    No ____

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 XXX Item 18 ___

POLYMET MINING CORP.
TABLE OF CONTENTS

Page
Item 1. 	Identity of Directors, Senior Management and
Advisors
Item 2.  	Offer Statistics and Expected Timetable
Item 3. 	Key Information
Item 4.	Information on the Company
Item 5.	Operating and Financial Review and Prospects
Item 6.	Directors, Senior Management and Employees
Item 7.	Major Shareholders and Related Party Transactions
Item 8.	Financial Information
Item 9.	The Offer and Listing
Item 10.	Additional Information
Item 11.	Quantitative and Qualitative Disclosure About
	Market Risk
Item 12.	Description of Securities Other than Equity
Securities
Item 13.	Default, Dividend Arrearages and Delinquencies
Item 14.	Material Modifications to the Right of
	Security Holders and Use of Proceeds
Item 15.	Controls and Procedures
Item 16A. Audit Committee Financial Expert
Item 16B.	Code of Ethics
Item 16C.	Principal Accountant Fees and Services
Item 17.	Financial Statements
Item 18.	Financial Statements
Item 19.	Financial Statements and its Exhibits

Signature Page
Section 302 Certification

NOTE REGARDING
                           FORWARD-LOOKING STATEMENTS

The statements in this annual report that are not based on
historical facts are called  "forward-looking statements"
within the meaning of the United States Private Securities
Litigation Reform Act of 1995. These statements appear in a
number of different  places in this annual report and can
be identified by words such as "estimates",  "projects",
"expects", "intends", "believes", "plans", or their
negatives or other comparable words.  Forward-looking
statements include statements regarding the outlook for our
future operations, plans and timing for the introduction or
enhancement of our services and products, statements about
future market conditions, supply and demand conditions,
forecasts of future costs and   expenditures, the outcome
of legal   proceedings, and other expectations, intentions
and plans that are not historical fact. You are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties. Our actual results may differ materially from those in the forward-looking statements due to risks facing us or due to actual facts differing from the assumptions underlying our predictions. Some of these risks and assumptions include:

- 	general  economic  and  business  conditions,
including changes  in interest rates;
     -	prices and other economic conditions;
     -	natural phenomena;
-	actions by  government  authorities,  including
changes in government regulation;
-	uncertainties  associated  with  legal  proceedings;
     -	changes in the resources market;
-	future decisions by management in response to
changing conditions;
-	our ability to execute prospective business plans;
and
- misjudgements in the course of preparing forward-looking statements.

We advise you that these cautionary remarks expressly
qualify in their entirety	all forward-looking
statements attributable to us, or persons acting on our behalf. The Company assumes no obligation to update its forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements.


ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND
ADVISORS

Not required

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE -

Not required

ITEM 3.  KEY INFORMATION

A.	Selected Financial Data

The following table presents selected financial information. The Company's financial statements are stated in United States Dollars and are prepared in accordance with Canadian Generally Accepted Accounting Principles
(GAAP); the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP, except as disclosed in footnotes to the financial statements.


Selected Financial Data
(US$ in 000's)

						For the Years ended
						January 31
					2003	2002	2001	2000	1999

Revenue				$0	$0	$0	$0	$0
Net Income (Loss)	($472)($1156)($3314)($5725)($2873)
(Loss) Per Share	(0.01)($0.04)($0.12)($.26)($.20)
Dividends Per Share $0.00$0.00$0.00$0.00$0.00
Wtg. Avg. Shares (000)32658 31925 27041 22714 14726
Working Capital	($73) $322 $1,181 $1,020 $454
Long-Term Debt			0 	0 	0 	0 	0
Shareholders' Equity ($31) $441 $1319 $2266 $1037
Total Assets 		$52 	$504 $1741 $1883 $1115
US GAAP Net Loss ($469)($1226)($3303)($2279)($2000)
US GAAP EPS		(0.01)($0.04)($.12)($.12)($.14)
US GAAP Mineral Prop. $0 	$0 	$0 	$0 	$0
US GAAP Shareholders'
 Equity			($29)   $441 $1319 $2266 $1037
US GAAP Total
 Assets			$52 $504 $1741 $2397 $1114

(1)	Cumulative Restated Net Loss since incorporation has
been ($14,214,451).
(2)	Under US GAAP and SEC regulations, the Company would
have expensed all mineral property acquisition/exploration costs in the period incurred.

      Under US GAAP, long-term investments would be written down to market value on an individual basis and charged to a contra-equity account for unrealized losses on investments.

      Under US GAAP, contingently-cancellable (and escrowed) common shares would not have been included in the calculation of weighted-average-number-of-shares used to determine EPS.

	The rate of exchange was 1.3744 on July 15, 2003.

All monetary amounts are expressed in United States dollars except otherwise indicated. The following table sets forth the rate of exchange for the Canadian Dollar at the end of each of the previous six months and the five most recent fiscal years ended January 31st, the average rates for each year and the range of high and low rates for month end period and each year. For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.
The table sets forth the number of Canadian Dollars required under that formula to buy one US Dollar. The average rate means the average of the exchange rates on the last day of each month during the year.

	For the month end					High		Low
	June 30, 2003						1.38		1.33
	May 31, 2003						1.44		1.34
	April 30, 2003						1.49		1.44
	March 31, 2003						1.50		1.46
	February 28, 2003					1.53		1.49
	January 31, 2003					1.58		1.52

For the year ended			Average		High		Low
1/31/03					1.56			1.61		1.50
1/31/02					1.56			1.61		1.52
1/31/01					1.48			1.45		1.45
1/31/00					1.47			1.51		1.45
1/31/99					1.49			1.56		1.41


B.	Capitalization and indebtedness

	Not applicable.

C.	Reason for the offer and use of proceeds.

	Not applicable.

D.	Risk Factors

An investment in Polymet's Common Shares is subject to the risks and uncertainties inherent in Polymet's business. Any investor should consider the following factors, as well as other information set forth in this annual report, in connection with an investment in Polymet's Common Shares.
If any of the risks described below occur, Polymet's business, results of operations and financial condition could be adversely affected. In such cases, the price of Polymet's Common Shares could decline, and investors could lose all or part of their investment.

Risks Inherent in Mining
Exploration for economic deposits of minerals is subject to a number of risk factors. While the rewards for mining companies can be substantial if an economically viable discovery is made, few of the properties explored are ultimately developed into producing mines. The Company's ability to continue exploration and development of its properties is dependent upon its ability to raise significant additional funds in the future. Should the Company not be able to obtain such financing, a portion of its interest in properties may be lost to joint venture partners, or its properties may be lost entirely.

The Company's mineral operations are subject to governmental legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labor standards. In addition, the profitability of a particular mining prospect is affected by the market for base and precious metals, which entails the assessment of many factors, some of which include changing production costs, the supply and demand for metals, the rate of inflation, the inventory of metal producing corporations, the political environment and changes in international investment patterns.


Ownership of mineral interests involves certain inherent risks due to the difficulties of determining the validity of certain claims, as well as the potential for problems arising from the frequently ambiguous transfer history characteristic of many mineral interests. The Company has investigated ownership of its mineral interests and, to the best of its knowledge, ownership interests are in good standing.

The Company may become subject to liability for certain hazards against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. Payment of such liabilities would reduce funds available for acquisition of mineral properties or exploration and development.

Conflicts of Interest
Certain directors, officers or promoters of the Company are directors, officers, significant shareholders or promoters of other publicly listed companies. As a result, potential conflicts of interest may arise with respect to the exercise by such persons of their respective duties for the Company. In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In the appropriate cases, the Company will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. Other than as indicated, the Company has no other procedures or mechanisms to deal with conflicts of interest.

Absence of Dividends
The Company has never declared or paid cash dividends on its Common Shares and does not anticipate doing so in the foreseeable future. There can be no assurance that the Company's board of directors will ever declare cash dividends, which action is exclusively within its discretion. Investors cannot expect to receive a dividend on the Company's Common Shares in the foreseeable future, if at all.

Dilution
The Company may in the future grant to some or all of its own and its subsidiaries' directors, officers, insiders and key employees options to purchase the Company's Common
Shares as non-cash incentives to those employees. Such options may be granted at exercise prices equal to market prices at timewhen the public market is depressed. To the extent that significant numbers of such options may be granted and exercised, the interests of the then existing shareholders of the Company may be subject to additional dilution.

The Company is currently without a source of revenue and will most likely be required to issue additional securities to finance its operation and may also issue substantial additional securities to finance the development of any or all of its projects.

Volatility of Common Share Price and Volume
The Company's Common Shares are listed for trading on the TSX Venture Exchange. Shareholders of the Company may be unable to sell significant quantities of the Common Shares into the public trading markets without a significant reduction in the price of the shares, if at all. The market price of the Common Shares may be affected significantly by factors such as changes in the Company's operating results, the availability of financings, fluctuations in the price of metals, the interest of investors, traders and others in small exploration stage public companies such as the Company and general market conditions. In recent years the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small capitalization exploration companies similar to the Company, have experienced wide fluctuations, which have not necessarily been related to the operating performances, underlying asset values or future prospects of such companies. There can be no assurance that future fluctuations in the price of the Company's shares will not occur.

Adverse Tax Consequences to U.S. Shareholders Resulting
From the Company's PFIC Status

The Company believes that it is qualified as a passive foreign investment company ("PFIC") for the fiscal year ended January 31, 2003 and may qualify as a PFIC in the future with respect to U.S. Holders of the Company's common shares because the only source of income is interest, a passive source of income under the PFIC rules.

See Item 10 Additional Information - Taxation - United
States Federal Income Tax

Consequences for a more detailed discussion of material
United States federal income tax consequences for U.S.
Shareholders.



ITEM 4.  INFORMATION ON THE COMPANY

A.	History and Development of the Company

The Company was incorporated in British Columbia, Canada on
March 4, 1981 under the name Fleck Resources Ltd. The
Company changed its name from Fleck Resources to Polymet
Mining Corp. on June 10, 1998.

The Company's head office is situated at Suite 1116 - 925
West Georgia Street, Vancouver, B.C. V6C 3L2. Its registered and records office is the Company's legal counsels offices situated at 1040 - 999 West Hastings
Street, Vancouver, B.C. V6C 2W2. The Company is a reporting issuer in each of the provinces of Albert, British Columbia and Ontario. The Company's shares have been listed on the TSX Venture Exchange (TSX V) since April
13, 1984 with the symbol "POM" and on the Over the Counter
Bulletin Board ("OTCBB") under the symbol "POMGF" in the United States.

The principal expenditures of the Company are related to its NorthMet Project located in Minnesota, USA. During the years ended January 31, 2003, 2002 and 2001 expenditures totaling $6,236,016.

On March 17, 2003, the Company incurred a change of management. As a result the Company's officers and directors resigned and a new President, Secretary, Chief
Financial Officer and three board members were appointed.
Subsequently, the Company moved is head offices from Denver
Colorado to Vancouver, British Columbia as noted hereinabove.

The Company relies principally on equity financing to fund its projects and expenditures.

B.	Business Overview

PolyMet Mining Corp. (hereinafter referred to as the "Company" or "Registrant") is engaged in the exploration and development, when warranted, of natural resource properties. The Company's two primary minerals properties are the NorthMet Project, a polymetallic project in northeastern Minnesota, USA and the Marathon Project, also a polymetallic project, located in Ontario, Canada.

The Company controlled and explored several minerals properties prior to Fiscal 2000; however, exploration activities subsequently have concentrated on development of the NorthMet Project. During 2000 and 2001 the Company completed diamond core and reverse circulation, drilling programs and in April 2001 completed a pre-feasibility study. During 2002 (fiscal 2003), the only on-site project work completed was associated with environmental mitigation.

In November 2000 the Company entered into an agreement with Geomaque Explorations Ltd., Toronto, to perform exploration work as part of an "earn-in" arrangement on the Marathon, Ontario property.

The Company's other minor holdings have been transferred back to the Ministry of Mines in the respective jurisdictions.

In the years ended January 31, 2003, 2002 and 2001, the
Company did not have any active operations that generated revenues.

C.	Organizational Structure

As at January 31, 2003 the Company had two (2) wholly owned subsidiaries, Fleck Minerals Inc., incorporated in Ontario, and PolyMet Mining Inc., incorporated in Minnesota, USA.

D.	Property, plant and equipment

NorthMet Project, Minnesota, USA

(a)	Introduction

The NorthMet Project was discovered by USX (formerly US
Steel) in the late 1960s. USX exploration included the drilling of 112 core holes and geological and surface mapping along a grid on 183-meter centers. The holes ranged in depth from 49 meters to 807 meters, with an average depth of 366 meters. Mineralized rock as thick as 91 meters was encountered in the holes; the average mineralized thickness is 21 meters.

In 1989, PolyMet acquired a 20-year renewable mining lease for the NorthMet Project from USX. To date the Company has expended $6,236,016. These expenditures supported drilling, sampling, assaying, environmental, metallurgical testing and the prefeasibility studies.


The following diagrams illustrate the location of the NorthMet Project.


Figure No. 1
NorthMet Project Map














The Company commissioned various independent mining
consultants to provide for the NorthMet Project an Interim
Report on Resource Estimation, NorthMet Project and the
Pre-Feasibility Study prepared in accordance with an
independent Qualified Person's Review and Technical Report,
as defined in National   Instrument   43-101  ("NI   43-
101") of the   Canadian   Securities Administrators,
Standards of Disclosure for Mineral Projects, and in compliance with Form 43-101F1 (the "Technical Report").
These reports were completed in October 1999 and March 2001 respectively and are summarized herein.

The Company is incorporated under the laws of British
Columbia in Canada. The mineral reserves and resources described in this Annual Report are estimates and have been prepared in compliance with NI 43-101. The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. In addition, the terms "mineral resources", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be, disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Accordingly, information, contained in this Annual
Report containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

(b)	Location/Access/Climate

The NorthMet Project land position covers 4,162 acres or
6.5 square miles of patented mineral rights. The property is located in St. Louis County in the Mesabi Range District about 60 miles north of Duluth, Minnesota and just two miles south of large open-pit Mesabi Range iron mining operations. As a result, infrastructure is already in place for continued exploration and future mine development. The Project is easily accessible via state and county roads. A 12-mile all-season gravel road links the NorthMet Project to the nearby town of Babbitt. A private railroad crosses the property immediately south of the deposit. Two other railway lines are located within ten miles and connect with three ports on Lake Superior.
There is ready access to industrial electric power. The property is zoned for patented mineral rights.

(c)	Claims and ownership

(i) NorthMet Lease

	Pursuant to an Agreement dated January 4, 1983, the
Company entered into a lease agreement with USX Corporation on certain lands in St. Louis County, Minnesota. The property is characterized as being mineralized with nickel, copper, platinum, palladium and gold. The term of the lease is 20 years, with annual lease payments as follows:

	US$10,000 paid on execution of the lease
	US$10,000 paid on the first anniversary
	US$25,000 paid on the second and third anniversary
	US$40,000 paid on the fourth and fifth anniversary
	US$50,000 paid on the sixth through ninth anniversary
	US$75,000 paid on the tenth through sixteenth anniversary
	US$150,000 paid on the seventeenth anniversary and each year thereafter.

	Due to the financial difficulties experienced by PolyMet during 2002, the Company obtained approval from US
Steel to make the	annual lease payment on the NorthMet
property on a quarterly basis. US Steel has agreed to payment of the $75,000 owing 4 January 2003 as to $18,750 on 31 January 2003, $18,750 on 9 March 2003 and $37,500 on
18 June 2003.

	The Company can, at its option, terminate the lease at any time by giving written notice to the lessor not less than 90 days prior to the effective termination date or can extend the 20-year term by continuing to make annual lease payments. The lease payments are considered advance royalty payments and shall be deducted from future production royalties payable to the lessor, which range from 3% to 5% based on the net smelter return per ton of ore mined received by the Company. The Company's recovery of the advance royalty payments is subject to the lessor receiving an amount not less than the amount of the annual lease payment for that year.

(ii) State of Minnesota Minerals Leases (USA).

	During Fiscal 2002 PolyMet successfully bid on 16
State of Minnesota minerals leases covering 4,363.41 acres.
These leases are in proximity of proposed mining and waste disposal sites associated with the Project. The strategic location of these leases should facilitate Project economics and viability over the long term. Total cost of these three-year leases is US$16,784.67 paid in advance.

(d)	History

The NorthMet Project, (formerly the Dunka Road Deposit), was acquired by US Steel in 1938. Their exploration for iron revealed the presence of copper and nickel. A 1971 study for US Steel suggested mineralized deposits to a depth of 2000 feet and recommended underground mining techniques for recovery.

The NorthMet deposit is in an historic and active mining area. Mining is the economic mainstay of northeastern
Minnesota, which is the source of the majority of U.S.
domestic iron ore. Much of the population has worked in the mining industry and local opinion is predominately pro-mining. The State of Minnesota offers low mining taxes, along with cash incentives and co-financing programs to stimulate mining activities.

(e) Environmental

The environmental review process in Minnesota is reasonably well defined. Various permits from state and federal authorities will be necessary. An environmental impact
Statement (EIS) will be required, with the Minnesota
Department of National Resources as the lead agency.

Two winter wildlife studies, wetland and plant species evaluations, and preliminary geohydrology and rock geochemistry studies were completed in 1999, 2000 and 2001.
These environmental studies are important to future permitting efforts.

(f)	Exploration

During September 1999 to February 2000, and again in the forth quarter of Fiscal 2001, the Company completed diamond core and reverse circulation drilling programs. These programs were designed with two-fold purposes: 1) in-fill drilling for estimated resource calculations, and 2) collect mineralized material for a mini-continuous pilot plant testing program. PolyMet has drilled 87 of the 201 drill holes now in the deposit. In addition, the Company, with the assistance of Minnesota's Natural Resources
Research Institute, assayed previously unassayed sections of the USX drill core. Chemex Labs in Reno, Nevada assayed samples of mineralized rock. Acme Analytical in Vancouver, B.C. ran check assays. The Company has incorporated the drill results into the new resource calculations included in the pre-feasibility study completed in April 2001.

The only on-site project work during 2002 was associated with environmental mitigation. Buckets of drill cuttings from previous drilling campaigns were collected and subsequently disposed of in a manner specified by appropriate state and federal environmental personnel.
Also, all drill holes were plugged in accordance with State of Minnesota regulations and appropriate paperwork filed.


(g) Metallurgy

One of the two major accomplishments of PolyMet in Fiscal
2002 was completion of a metallurgical testing program that demonstrated successfully, through operation of a continuous pilot plant, the metallurgical recovery process developed.

PolyMet began in 1999 an extensive metallurgical testing program to solve the minerals recovery challenges that historically plagued the NorthMet mineralization. This was achieved at the bench-scale level through the innovative application of existing technologies and subsequently demonstrated through successful pilot plant operations.

The first step in the process is to produce a bulk concentrate, resulting from good recoveries of all saleable minerals at high concentration ratios. These concentrates are then subjected to a pressure oxidation process that places all desired metals into solution under one-set of operating conditions. These metals are then selectively removed from solution for subsequent sale in various forms.

During the last half of calendar year 2000 and the first quarter of 2001, the developed process, called the PlatSol
Process, was tested by operating a continuous, mini-pilot plant. The pilot plant was operated under the control of Lakefield Research Laboratories located in Ontario, Canada, as was all environmental testing associated with every phase of plant operation.

The process developed yielded base metal extraction percentages in the high 90's, PGM extraction percentages of 95% and gold extraction near 90%. The success of the process developed greatly enhances Project economics.
Detailed environmental testing of every aspect of the process (air, effluents, plant products and waste discharge) show the process to be far superior environmentally to traditional smelting alternatives for metals recovery. The Company believes the process will easily meet all State of Minnesota and Federal environmental standards and requirements.

(h)Pre-feasibility Study

The second major accomplishment by PolyMet during Fiscal
2002 was completion of the NorthMet Project Pre-feasibility
Study (Study) performed by independent consultants which included Independent Mining Consultants Inc, Amec and SRI.
The objectives of this Study were: 1) to clarify and quantify to the extent possible the basic factors that govern the chances for Project success, 2) to assess the various relationships that exist between the variables that directly or indirectly affect Project economics, and 3) to provide the Company the information necessary to decide whether or not the Project justifies the expenditures of additional monies for completion of a final feasibility study.

The Study was made under a suite of operating, cost and price assumptions believed to be reasonable at the time.
Only one set of operating and other conditions were analyzed; there was no attempt to optimize Project economics. The following table summarizes the metal prices used in the Study and the resulting quantities of metals produced and their respective values under the Study assumptions.


Table 1: Summary of Payable Metal and Base Case Commodity
Prices

Metal 	Payable Quantity 	Base Case	Price Gross Revenue
-----------------------------------------------------------
----
Copper	2,680,718,000 lbs 	$0.85 		$2,278.6
	Million
Nickel	534,204,000 lbs	$3.25		$1,736.2
	Million
Cobalt	24,356,000 lbs		$8.00		$194.8
	Million
Palladium	3,027,900 oz		$550			$1,665.3
Million
Platinum	868,000 oz		$500			$434.0 Million
Gold		395,700 oz		$275			$108.8 Million
Credit for Silver, Zinc, and Other PGM's at
 $0.30 Per Ore Ton						$144.7 Million
TOTAL GROSS REVENUE						$6,562.4
Million
-----------------------------------------------------------

The Study resulted in an estimated capital cost for the Project of US$630.7 million, including a contingency of US$74.5 million. Total operating costs were estimated at US$8.96 per ton of ore mined and processed.

At a copper cut-off grade of 0.01%, the total geologic resource is estimated at about 1.0 billion tons. Of this total, approximately 664 million tons are classified in the "measured" and "indicated" categories. Approximately 409.1 million tons are classified as reserves at grades of 0.29% copper, 0.08% nickel, 67.2 ppm cobalt, 0.28 ppm palladium,
0.08 ppm platinum, and 0.04 ppm gold. The proposed mine plan incorporates some 486.8 million tons of potential mineable resource in a conventional open-pit mining operation.

Based on a proposed production rate of 55,000 tpd of feed, the Project would have a mine life of 24+ years. Overall
Project economics, on a before-tax basis, follow:

Net Present Value @ 10% Discount Rate: 	US$171.1 million
Internal Rate of Return:					14.1%
Payback Period from Start of Production:	5.4 years


(i) Future Exploration

The very large size of the NorthMet Project, both in terms of resource size and capital cost estimates, requires
PolyMet to seek some form of joint venture agreement with a large, financially sound mining company. These efforts are ongoing.

The next step necessary to attract a partner in this project is to re-evaluate the project using parameters that coincide more closely with the mining economy and metal prices as they exist currently. Given the results from the initial pre-feasibility study, the project should now be optimized to reflect better economics, along with reduced capital and operating costs.

After completion of a more optimized project size and scope, a final feasibility study (bankable document)should be prepared. The funding requirements to complete this final feasibility study will depend on the type of project resulting from the optimization study. It is estimated that this final feasibility study, including permitting, environmental studies, land acquisitions, etc., will cost less than US$20 million.

The Marathon Deposit, Ontario, Canada:

(a)Project History

The Company acquired this property in December 1984, following the end of an agreement whereby another firm was financing exploration.

In November 2000, PolyMet entered into an agreement with Geomaque Explorations Ltd., whereby Geomaque can earn a 50% equity interest in Marathon by spending US$1.8 million on exploration-related activities over a four-year period or producing a final feasibility study, which ever comes first. To date, Geomaque has expended approximately
CDN$1.0 million in exploration on the property. At the end of the agreement, Geomaque has the option to acquire an additional 10% interest in Marathon by paying PolyMet
CDN$1.0 million.

(b)Exploration

Geomaque spent most of 2001 performing additional core drilling, sampling, re-assaying, data compilation and interpretation, and the completion of a Preliminary
Assessment on the Project. Potential future mining of the identified resource is envisioned to be by conventional open-pit mining methods. Mineral processing will probably utilize conventional flotation to produce one Cu/Pt/Pd/Au concentrate for sale to a custom smelter.

To date only the northern one-third of the property's 4km strike length has been explored. Two large mineralized targets were identified further south along the contact during the 2001 field season; they have not been tested by drilling, but surface channel samples were encouraging.
Also, the magnetite-rich layers, containing palladium, platinum and copper, average 15m in thickness, contain about 1.0 g/t combined Pd and Pt, and exist along a strike distance of 3 km on the property.
The type, timing, magnitude and extent of future exploration activities at Marathon will be decided by Geomaque, as per the agreement with PolyMet.

The Company anticipates there will be additional diamond core drilling, core sampling and assaying, surface mapping and sampling, and target identification and testing to further define this project.


Regulations and Government Rules
The mining industry has been subject to increasing government controls and regulations in recent years. The
Company has obtained all necessary permits for exploration work performed to date and anticipates no material problems obtaining the necessary permits to proceed with further development.


ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This discussion and analysis should be read in conjunction with the Company's consolidated financial statements. The
Company's reporting currency is the United States dollar and are prepared in accordance with Canadian Generally
Accepted Accounting Principles (GAAP); however, there are no material differences between U.S. GAAP and Canadian GAAP regarding the financial statements. All amounts in this discussion and in the consolidated financial statements are expressed in United States dollars, unless identified otherwise.

(a) Operating Results

Summary of Financial Results

Polymet recorded a loss in 2003 of $471,679 ($0.01 per share) compared to a loss of $1,155,762 ($0.04 per share)in
2002 and a loss of $3,313,655 ($0.12 per share) in 2001.
Losses in 2002 and 2001 were attributed the restatement of exploration and pre-feasibility acquisition costs due to a change in accounting principles and the downsizing and eventual move of the Company's head office operations.


The Company during 2003 expended $331,886 in general and administrative costs compared to $595,076 in 2002 and $711,288 in 2001 and $112,318 in exploration, pre-
feasibility and lease payments compared to $606,162 in 2002 and $2,680,623 in 2001.

Change in Accounting Policy

	During fiscal year 2003, the Company changed is accounting policy with respect to accounting for exploration expenditures. In 2002 and prior periods, acquisition and exploration expenditures were capitalized to mineral properties. Under the new policy, exploration expenditures (including lease/option payments) are expensed while acquisition expenditures continue to be capitalized.
This change has been applied retroactively and has increased the deficit as at 31 January 2000 by $2,876,565 and increased the loss for the years ending 31 January 2001 and 2002 by $2,680,623 and $606,162 respectively.

Summary of Operating Results

Fiscal 2003 Ended 1/31/03 versus Fiscal 2002

Fiscal 2003 focused on survivability of the Company during very difficult economic conditions. Management continued its efforts to attract a strategic partner for the NorthMet
Project, as well as solicit investment equity capital into the Company. The Company subsequent to year end completed a private placement for net proceeds of $73,410.

The only work performed on-site at the NorthMet Project consisted of environmental mitigation of drill holes and the disposal of drill cuttings from previous drilling campaigns. All such work has now been completed.

No field work of significance was performed by Geomaque
Explorations on the Marathon Project.

Fiscal 2002 Ended 1/31/02 versus Fiscal 2001

In Fiscal 2002 the Company completed two major milestones impacting the NorthMet Project. The first was completion of and final reporting on operations of the continuous mini-pilot plant used to demonstrate the PlatSol metallurgical process previously developed by the Company.
The pilot plant testing program successfully demonstrated application of the process to NorthMet mineralization, with high recoveries of payable minerals/metals achieved. Also, rigid environmental testing of every phase of pilot plant operations showed the process to be free of any significant environmental issues.

The second milestone achieved was completion of the NorthMet Project Pre-feasibility Study. This study was conducted by external consultants and evaluated the Project under one set of operating design, production and metals pricing assumptions. There was no attempt to optimize
Project size or economics. The resulting financial data showed the Project, under the conditions evaluated, would generate an estimated before-tax Internal Rate of Return
(IRR) of 14.1%, a Net Present Value (NPV) at a 10% discount rate of US$171.1 million, and an undiscounted
Payback Period of 5.4 years after the start of production.
PolyMet's management believes the study's results show the Project to be deserving of further work and financial expenditures to take it to the next level, which is completion of a final feasibility study or bankable document. This next phase of Project advancement is estimated to cost approximately US$20 million, including land acquisition.

The status of the Marathon Project was advanced during Fiscal 2002 as a result of additional exploration work performed on the property by Geomaque Explorations, Ltd.
Exploration activities focused on the drilling of 15 diamond core holes, the resampling and assaying of core from previously drilled holes, surface mapping and sampling, the construction of a complete database, and modeling of the deposit. The work performed by Geomaque was the result of an "earn-in" agreement between PolyMet and Geomaque, whereby the later company performs necessary exploration on the property in exchange for an equity position in the Project.

The new resource estimate for the Marathon Project, based on the most recent data, show the resource to contain in excess of one million ounces of platinum and palladium at grades presently being mined at a property north of the Marathon Project. These ounces are contained in the "measured" and "indicated" resource categories.

Fiscal 2001 Ended 1/31/01 versus Fiscal 2000
In Fiscal 2001 the Company completed a major milestone for the NorthMet Project. Pilot Plant testing began in May and was completed in the last quarter. Results confirmed, and in some cases exceeded, earlier bench-scale testing.
Information from Pilot Plant testing is being incorporated into a formal pre-feasibility study due to be completed in April 2001.

Environmental activities in Fiscal 2001 focused on information necessary to complete the pre-feasibility study.

In the first quarter 2002 the Company completed A 75-hole drilling program providing material for Pilot Plant testing. And in the fourth quarter a 10,000-foot drilling program was completed. This program provided data for mine planning and resource calculations in the pre-feasibility study.

Liquidity And Capital Resources

Working Capital

At January 31, 2003, the Company had a negative working capital position of $73,225 (2002: a positive position of $300,449), including cash and cash equivalent of $9,403
(2002: $322,608). Subsequent to year end the Company arranged a private placement financing with net proceeds of $73,410.

The Company does not have sufficient cash available to fund its operations for the entire calendar year of 2003.
Although the Company anticipates raising additional funds by way of equity financing, there can be no assurances that the Company will be able to raise additional these funds or that such funds will be available to the Company. If additional funds are not secured by the Company, it would impact significantly on the Company's operations and adversely affect its financial position.

Operating Cash Flow

The Company used $319,421 in operations compared to $1,218,332 used in operations during 2002 and an increase of $556,707 in 2001. The negative cash for 2003 and 2002 was primarily a result of head office administrative costs and exploration costs, while the positive cash flow for 2001 was a result of $3,466,913 net proceeds from equity financing.

Financing Activities

Subsequent to the year-end, on May 15, 2003 the Company arranged a private placement of 1,904,760 units at CDN
$0.0525 per unit for cash in the amount of $73,410. Each unit consists of one warrant to purchase one share at CDN
$0.10 for one year. Two directors subscribed for 190,476 units. Proceeds from this financing will be used to meet property lease commitments and working capital deficiencies.

There were no shares or financing activities for the fiscal period ended January 31, 2003.

During 2002 the Company completed a private placement for 3,428,923 units at CDN $0.13 per unit, which netted the Company $277,713. Each unit consists of one common share and one share purchase warrant which allow the holder to acquire 3,428,923 additional common shares for CDN $0.17 in the first year, CDN $0.18 in the second year, and CDN $0.20 in the third year through fifth year following issuance of the units. Proceeds from the financing were primarily utilized for ongoing exploration work at the NorhtMet
Property of $606,162 and for general administrative expenses of $595,076.

During the year ended January 31, 2001 the Company completed a prospectus offering for 2,000,000 units at CDN$1.00 per unit. Each unit consisted of one common share and one common share purchase warrant. In July the Company entered into a joint venture, on the NorthMet Project, with North Limited. This joint venture provided a private placement of 3,251,600 units at CDN$1.00. Each unit consisted of one common share and one common share purchase warrant.

The Company also received proceeds from the exercise of 220,000 stock options and 70,000 warrants raising
CDN$192,500 and CDN$22,250, respectively. Total proceeds from investing activities of $3,466,913 were utilized for primarily for metallurgical testwork, drilling and pre-feasibility study expenditures of $2,680,623 and general and administrative costs of $711,288.

(c)	Research and Development, Patents and Licenses, Etc.

Not applicable.  See Item 4, Information on the Company, D.
Property, Plant and Equipment, for a review of the Company's exploration activities.

(d)	Trend Information

Outlook

A program to optimize and simplify the NorthMet Project was commenced in March 2003. Preliminary results show that capital can be sharply reduced and economics at levels acceptable to industry. The criteria developed in this program will enable Polymet to engage in dialogue with joint venture partners and strategic off-take buyers. A new start could be obtained for this project as early as October 2003 which would then require a 15 month feasibility study followed by a 6 month project financing phase and finally a 16 month construction stage.

New management provided the initial risk capital to engage in a new technical program and have identified a number of strategies to improve project economics. These include:-
* Downscaling production to obtain an optimal and higher grade mine plan.
* Ways of dramatically simplifying the process and moving the expensive and complex nickel/cobalt circuits off site.
* Using a contract miner to avoid initial capital for mining equipment.
* Forming a strategic alliance with an off-take party for nickel/cobalt mixed hydroxide, and
* Bringing in strategic investors to complete a bankable feasibility study.

On May 15, 2003, the Polymet completed a private placement financing with net proceeds of $73,410. The Company does not have sufficient cash available to fund its operations for the entire fiscal year of 2004. The Company will be required to complete additional equity financing or obtain a joint venture partner to further advance the NorthMet
Project and meet is general and administrative costs.

(e)	Off-Balance Sheet Arrangements

Not applicable.

(f)	Tabular Disclosure of Contractual Obligations

Not applicable.

(g)	Safe Harbour

Not applicable.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Each Director serves until the next annual general meeting or until his/her successor is duly elected, unless his/her office is vacated in accordance with the Articles of the Company. The laws/regulations of British Columbia require that a majority of the members of the Board of Directors consist of Canadian residents.

Casual vacancies on the Board of Directors are filled by election from nominees by the remaining Directors and the persons filling those vacancies hold office until the next
Annual General Meeting, at which time they may be re-elected or replaced.



The following table sets out the name of the directors as at July 15, 2003,the country in which each is ordinarily a resident, all office of the Company now held by each of them, their principal occupations, the period of time for which each has been a director of the Company, and the number of common shares of the Company beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

Name, Occupation, Present 					Common
Position(s) with the Company,	Date(s) Served		 Shares
	Resident Country			as a Director	  Held(3)

William F. Murray, P.Eng(2);
Mining Executive, director and
officer						March 17, 2003
	95,238
or private engineering and management
firm, director of several public resource companies; Director, President and CEO of the Company.
Canada

P. Terry O'Kane(1), Mining Executive,
director of several				March 17, 2003
	95,238
public resource companies, director of
a capital pool company; Director and CFO of the Company
Canada

George Molyviatis(1)(2), Financier Private
Banker, President					March 17, 2003
	3,693,123
of an international lumber company;
Director of the Company
Geneva


1.	Member of the Audit Committee
2. Member of Executive Committee
3. Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at June
13, 2003, based upon information furnished to the Company by individual Directors. Unless otherwise indicated, such shares are held directly.

B.	Compensation

The Company had one (1) Named executive officer.  The
Statement of Executive Compensation required under Form 51-
904F to the Securities Act (British Columbia) requires disclosure of compensation for each Chief Executive Officer and for each of the Company's (including subsidiaries) four most highly compensated executive officers, other than the CEO, provided that disclosure is not required for an executive officer where total salary and bonus does not exceed $100,000.

Summary Compensation Table
Name & Principal
 Position		Year Annual
				Compensation		Long Term
Compensation
				Salary  Bonus Other	Securities
Restricted
				 ($) 	($)	($)          under
	Shares
								option
	Restricted
									share units
	other
Dr. Donald W. Gentry
President/CEO(1)	2003	103,288	Nil	Nil	541,052	Nil
	Nil	Nil
			2002	115,000	Nil	Nil	541,052	Nil	Nil
	Nil
			2001	$112,083	15,000 Nil 	441,052	Nil
	Nil	Nil

(1) Effective March 17, 2003, Mr. Donald W. Gentry resigned and William F. Murray was appointed President and CEO.

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities) was paid.

Option/Stock Appreciation Rights ("SAR") Grants
During the Most Recently Completed Financial Year

Name		Type		Date			# Shares	Price
Expiration date

D. Gentry	Common	1/7//2003		500,000	$0.08
	1/7/2007

Aggregated Options/SAR Exercises in Last Financial Year and Financial Year-End Option/SAR Values

The following table (presented in accordance with the Rules) sets forth details of all exercises of stock options during the most recently completed financial year by each of the Named Executive Officers and the number of unexercised options held by the Named Executive Officers.


Name
Donald W. Gentry

Securities Acquired on Exercise
(#)
Nil
Aggregate Value Realized
($)
$0

Unexercised Options/ SARs at Fiscal Year-End
Exercisable/ Unexercisable
1,041,052
Value of Unexercised In-the-Money Options/ SARs at Fiscal
Year-End
($)
0
Exercisable/ Unexercisable
Nil

Termination of Employment, Changes in Responsibility and
Employment Contracts

The Company and its subsidiaries have no compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers in the Company's most recently completed or current financial year to compensate such executive officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive Officer the value of such compensation exceeds $100,000, except in the event of a change in control of the Company and the Named Executive Officer's employment is terminated (other than for just cause or disability), the Named Executive Officer is entitled, if the termination is within two years of the change in control, to three times his annual salary. If such termination is after two years but before three years, the Named Executive Officer is entitled to two times his annual salary as compensation.

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which Directors are compensated by the Company or its subsidiaries for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this information circular.

The Company does have a formalized stock option plan for the granting of incentive stock options to the officers, employees and Directors. The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the Directors of the Company and to closely align the personal interests of such persons to that of the shareholders.

There were no grants of options to purchase securities of the Company made during the most recently completed financial year to the Directors of the Company (excluding the Named Executive Officers).

C.	Board Practices

CORPORATE GOVERNANCE PRACTICES

Board of Directors

During the 2003 reporting period the board of directors of the Company (the "Board") was comprised of one related and four unrelated members. Subsequent to the Company's year end, on March 17, 2003, a new board of directors were appointed. The new Board is comprised of two related and one unrelated members.

The Board is committed to a high standard of corporate governance and, although not listed on The Toronto Stock
Exchange ("TSE"), the Board follows the Guidelines for Improved Corporate Governance adopted by the TSE.

Two Directors, namely, William Murray, the President and
Chief Executive Officer and Terry O'Kane, the Chief
Financial Officer are related directors.  Mr. George
Molyviatis is an unrelated Director as that term is used in the TSE Guidelines. Under these TSE Guidelines the Company at this time does not meet the requirement of a unrelated majority Board. However, the Company anticipates this to be a temporary situation and is actively seeking new appointees to fill certain vacancies.

Committees of the Board

The Company's Board shall be comprised of three directors, of which one can be defined as "unrelated director" or "director who is independent of management and if free from any interest an any business or other relationship which could, or could reasonably be perceived to, materially interfere with the directors' ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholdings" and do not have interests in or relationships with the Company.

The Board has established two standing committees, the Audit Committee and the Executive Committee.

The Board acts as the Executive Compensation Committee and the Governance Committee. The main objective for the Executive Compensation Committee is to attract, retain and appropriately motivate the Company's Executive Officers to maximize shareholder value. Having regard to the Company's present state of development and limited financial resources, the compensation of Executive Officers has two components, namely, a salary and stock options. The
Governance Committee's mandate is to enhance the Company's governance through continuing assessment of the Company's approach to corporate governance. The Committee is responsible for recommending to the Board, candidates for nomination as Directors, and the composition of various
Board committees, and reviews the Company's structures to ensure that the Board is able to function independent of management.

D. Employees

From January 2002 to the end of July 2002, the Company had one employee. From August 2002 to March 17, 2003, the
Company utilized the services of one non-salaried executive officer and all financial/accounting activities were contracted to a consultant. None of the Company's employees were covered by a collective bargaining agreement. Subsequent to the change of management the President is paid as a consultant along with an independent consultant for administrative and accounting activities.

E. Share Ownership

See B. Compensation.


ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS


A.	Major Shareholders

To the best of the knowledge of the directors and senior officers of the Company, the following is the only shareholder of the Company that beneficially owns, directly or indirectly, or exercises control over, shares carrying more than 5% of the outstanding voting rights attached to the Company's Common Shares as at July 25, 2003.

Name of Shareholder		No. of Shares		% of Issued
Shares

George Molyviatis		3,693,123			10.7
North Limited			3,251,600		9.4

As at July 25, 2003, there were 398 holders of record of the Company's Common Shares of which 313 were U.S.
residents owning 7,633,726 (22.08%) of the Company's outstanding shares.

The Registrant is a publicly owned Canadian corporation, the shares of which are owned by Canadian residents, US residents, and residents of other countries. The
Registrant is not owned or controlled directly or indirectly by another corporation or any foreign government. There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change of control of the Company.

B. Related Party Transactions

The Company has conducted transactions with officers, directors and persons or companies related to directors as follows:

a)Paid or accrued amounts as follows:



2003			2002
Administration fees and wages		$103,288		$188,710

b)	As at 31 January 2003, accounts payable included
$18,750 (2002 - $NIL) owed to a new director.

C. Interest of experts and counsel

Not applicable.


ITEM 8.  FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial
Information

See Item 17

Legal Proceedings

The Company does not know of any material active or pending legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation. The Company knows of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

Dividend Policy

Since its incorporation, Polymet has not declared or paid, and has no present intention to declare or to pay in the foreseeable future, any cash dividends with respect to its Common Shares. Earnings will be retained to finance furthergrowth and development of the business of Polymet.
However, if the Board of Directors declares dividends, all Common Shares will participate equally in the dividends, and, in the event of liquidation, in the net assets, of Polymet.

B.	Significant Changes

Subsequent to the Company's year ended January 31, 2003, on March 17, 2003 and pursuant to the minutes of the Board of the Company, a Change in Control was triggered upon the incumbent Board resigning and a new Board being appointed.

Subsequent to the year-end, the Company arranged a private placement of 1,904,760 units at CDN $0.0525 per unit for cash in the amount of $73,410. Each unit consists of one warrant to purchase one share at CDN $0.10 for one year.
Two directors subscribed for 190,476 units.


ITEM 9.  THE OFFER AND LISTING

A.	The Offer and Listing Details

The following table outlines the annual high and low market prices for the five most recent fiscal periods:

Fiscal Period				High				Low

January 31, 2003			.12				.04
January 31, 2002			.66				.10
January 31, 2001			1.25				.42
January 31, 2000			2.87				.95
January 31, 1999			3.85				.22

The following table outlines the high and low market prices for each fiscal financial quarter for the two most recent fiscal periods and any subsequent period:

Fiscal Quarter				High				Low

April 30, 2003				.08				.05
January 30,2003			.08				.045
October 31, 2002			.12				.06
July 31, 2002				.27				.10
April 30, 2002				.12				.08
January 31, 2002			.18				.10

October 31, 2001			.37				.16
July 31, 2001				.66				.33
April 30, 2001				.54				.40

The following table outlines the high and low market prices for each of the most recent six months:

Month					High				Low

June 30, 2003				.075				.05
May 31, 2003				.07				.06
April 30, 2003				.075				.06
March 31, 2003				.08				.07
February 28, 2003			.08				.06

B.	Plan of Distribution

Not applicable.

C.	Markets

The Company's common shares trade on the TSX Venture
Exchange in British Columbia, Canada under the symbol
"POM".  The Company's common shares commenced trading April
1984. In August 2000, the Company listed on the OTCBB under the symbol "POMGF".

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expense of the issue

Not applicable.

ITEM 10.  ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and articles of association

The Company's Certificate of Incorporation and Articles/By-
Laws are Incorporated by Reference to Form 20-FR.  The
Company confirms no changes have been made the Company's
Articles/By-Laws.

C. 	Material Contracts

The Company has not entered into any material contracts for the past two fiscal periods ending January 31, 2003 and January 31, 2002 other than those contracts entered into in the ordinary course of business.

D.	Exchange Controls

There are currently no governmental laws, decrees, regulations or other legislation of Canada, which affects the import or export of capital, including the availability of cash and cash equivalents for use by the Company. For a general discussion of the remittance of dividends, interest or other payments to non-resident holders of the Common Shares. See "E.
Taxation".

E.	Taxation
Taxation - The following summary of the material Canadian federal income tax considerations generally applicable in respect of the common shares reflects the Company's opinion. The tax consequences to any particular holder of common shares will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder's particular circumstances. This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, deal at arm's length with the Company, hold their common shares as capital property and who will not use or hold the common shares in carrying on business in Canada. Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in Canada and elsewhere.

This summary is based upon the provisions of the Income Tax
Act of Canada and the regulations thereunder (collectively, the "Tax Act, or ITA") and the Canada-United States Tax
Convention as amended by the Protocols thereto (the "Tax
Convention") as at the date of the Annual Report and the current administrative practices of Revenue Canada, Customs, Excise and Taxation. This summary does not take into account Canadian provincial income tax consequences.

This summary is not exhaustive of all possible income tax consequences. It is not intended as legal or tax advice to any particular holder of common stock and should not be so construed. Each holder should consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

North American Free Trade Agreement (Canada) - The
Investment Act was amended with the North American Free
Trade Agreement (NAFTA) to provide for special review thresholds for Americans (including "American-controlled
"entities" as defined in the Investment Act). Under the Investment Act, as amended, an investment in the Registrant's common shares by an American would be reviewable only if it was an investment to acquire control of the Registrant and the value of the assets of the Registrant was equal to or greater than a specified amount
(the "Review  Threshold"), which increases in stages.  The
Review Threshold is currently $150 million.

Disposition of Common Shares - If a non-resident were to dispose of common shares of the Company to another Canadian corporation which deals or is deemed to deal on a non-arm's length basis with the non-resident and that, immediately after the disposition, is connected with the Company (i.e., which holds shares representing more than 10% of the voting power and more than 10% of the market value of all issued and outstanding shares of the Company), the amount by which the fair market value of any consideration (other than any shares of the purchaser corporation) exceeds the paid-up capital of the common shares sold will be deemed to be taxable as a dividend paid by the purchasing corporation, either immediately or eventually by means of a deduction in computing the paid-up capital of the purchasing corporation, and subject to withholding taxes as described below.

Under the Tax Act, a gain from the sale of common shares by a non-resident will not be subject to Canadian tax, provided the shareholder (and/or persons who do not deal at arm's length with the shareholder) have not held a "substantial interest" in the Company (25% or more of the shares of any class of the Company's stock) at any time in the five years preceding the disposition. Generally, the Tax Convention will exempt from Canadian taxation any capital gain realized by a resident of the United States, provided that the value of the common shares is not derived principally from real property situated in Canada.

Dividend - In the case of any dividends paid to non-residents, the Canadian tax is withheld by the Company, which remits only the net amount to the shareholder. By virtue of Article X of the Tax Convention, the rate of tax on dividends paid to residents of the United States is generally limited to 15% of the gross dividend (or 5% in the case of certain corporate shareholders owning at least
10% of the Company's voting shares upon ratification of the Protocol amending the treaty. In the absence of the Tax
Convention provisions, the rate of Canadian withholding tax imposed on non-residents is 25% of the gross dividend.
Stock dividends received by non-residents from the Company are taxable by Canada as ordinary dividends and therefore the withholding tax rates will be applicable.

Where a holder disposes of common shares to the Company
(unless the Company acquired the common shares in the open market in the manner in which shares would normally be purchased by any member of the public), this will result in a deemed dividend to the U.S. holder equal to the amount by which the consideration paid by the Company exceeds the paid-up capital of such stock. The amount of such dividend will be subject to withholding tax as described above.

Capital Gains - A non-resident of Canada is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of a class that is listed on a prescribed stock exchange unless the share represents
"taxable Canadian property" to the holder thereof. A common share of the Company will be taxable Canadian property to a non-resident holder if, at any time during the period of five years immediately preceding the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arm's length, or the non-resident holder and persons with whom he/she did not deal at arm's length owned 25% or more of the issued shares of any class or series of the Company. In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is resident in the United
States, no Canadian tax will be payable on a capital gain realized on such shares by reason of the Tax Convention unless the value of such shares is derived principally from real property situated in Canada or the non-resident holder previously held the shares while resident in Canada.
The Company believes that the value of its common shares is not derived from real property situated inside Canada.

Certain United States Federal Income Tax Consequences - The following is a discussion of certain possible United States
Federal income tax consequences, under the law, generally applicable to a U.S. Holder (as defined below) of common shares of the Company. This discussion does not address all potentially relevant Federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended ("the Code"),
Treasury Regulations, published Internal Revenue Service
("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, the discussion does not consider the potential effects, both adverse and beneficial, of possible legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of common shares of the Company should consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. Holders - As used herein, a ("U.S. Holder") includes a
holder of common shares of the Company who is a citizen or
resident of the United States, a corporation created or
organized in or  under the laws of the United States or of
any political  subdivision thereof and any other person or
entity  whose  ownership of common shares of the Company is
effectively connected with  the conduct of a trade or
business in the United States.   A U.S. Holder does not
include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of common shares of the Company is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

Distributions on Common Shares of the Company - U.S.
Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's
United States Federal Income tax liability or, alternatively, may be deducted in computing the U.S.
Holder's United States Federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain
United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a "foreign personal holding company" or a "passive foreign investment company", as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Foreign Tax Credit - A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States
Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his/her or its worldwide taxable income.
In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company - A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares of the Company. This gain or loss will be capital gain or loss if the common shares are capital asset in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S.
Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations - In the following four circumstances, the above sections of the discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Company. However, on the basis of (a) the number of shareholders of its common shares, (b) the majority ownership of its shares by Canadian residents, and c) the majority of its assets are actively managed (not passively held), the Company believes that its is neither a "Foreign
Personal Holding Company", "Foreign Investment Company",
"Passive Foreign Investment Company", nor a "Controlled
Foreign Corporation".

Foreign Personal Holding Company - If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United
States and 50% or more of the Company's gross income for such year was derived from certain passive sources (e.g.
from dividends received from its subsidiaries), the Company would be treated as a "foreign personal holding company".
In that event, U.S. Holders that hold common shares of the Company would be required to include in gross income for such year their allowable portions of such passive income to the extent the Company does not actually distribute such income.

Foreign Investment Company - If 50% or more of the combined voting power or total value of the Company outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code
Section 7701(a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a "foreign investment company" as defined in
Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company - As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company ("PFIC"), as defined in Section 1297 of the Code, depending upon the percentage of the Company's income which is passive, or the percentage of the Company's assets which is held for the purpose of producing passive income.
Certain United States income tax legislation contains rules governing PFICs which can have significant tax effects on U.S. shareholders of foreign corporations. These rules do not apply to non-U.S. shareholders. Section 1297(a) of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is "passive income", which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the company is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. The taxation of a US shareholder who owns stock in a PFIC is extremely complex and is therefore beyond the scope of this discussion. US persons should consult with their own tax advisors with regards to the impact of these rules.

Controlled Foreign Corporation - If more than 50% of the voting power of all classes of stock or the total value of the stock of the Company is owned, directly or indirectly, by citizens or residents of the United States, United
States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of stock of the Company or the total value of the stock of ("United States shareholder"), the Company could be treated as a controlled foreign corporation" under Subpart F of the Code.

This classification would effect many complex results including the required inclusion by such United States shareholders in income of their pro rata share: of "Subpart
F Income" (as specially defined by the Code) of the Company; of the Company's earnings invested in U.S.
property; and of earnings invested "excess passive assets"
(as specifically defined by the Code). The Company, in addition, under Section 1248 of the Code, gain from the sale or exchange of common shares of the Company by a U.S.
person who is or was a United States shareholder (as defined in the Code) at any time during the five years period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the Company attributable to the stock sold or exchanged. Because of the complexity of Subpart F, and because it is not clear that the Company is a controlled foreign corporation, a more detailed review of these rules is outside of the scope of this discussion.

F.	Dividends and Paying Agents

Not applicable.

G.	Statements by Experts

Not applicable.

H.	Documents on Display

All documents referred to in this Form 20-F are available for inspection at the office of the Company, listed below, during normal office hours.

		Polymet Mining Corp.
		#1116 - 925 West Georgia Street
		Vancouver, British Columbia
		V6C 3L2  Canada

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and it files reports, registration statements and other information with the Securities and Exchange Commission
(the "SEC").
The Company's reports, registration statements and other information can be inspected on the SEC's website at www.sec.gov, and such information can be inspected and copies ordered at the public reference facilities maintained by the SEC at the following locations:

---------------------------------------------------------
| Judiciary Plaza                 |  500 West Madison   |
| Room 1024                       |  Suite 1400         |
| Washingtion, DC 20549           |  Chicago, IL 60661  |
---------------------------------------------------------

I.	Subsidiary Information

Not Applicable.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT
MARKET RISK

The Company is exposed only to market risk from changes in foreign currency exchange, although the exposure is not considered sufficient to have a material effect on our results of operations and financial condition. The
Company's only means of funding is by way of equity financing which would be completed in Canadian Funds. The result of which exposes the
Company to foreign currency exchange rate risk as our reporting currency is the U.S. dollar. Polymet holds financial instruments in Canadian dollars. A depreciation of the Canadian dollar against the United States dollar will decrease the fair value and an appreciation of the Canadian dollar against the U.S. dollar will increase the fair value of such financial instruments.

The Company has no publicly or privately traded securities or market instruments aside from its own equity. The only publicly traded securities are the Common Shares of the Company, which trade on the TSX Venture Exchange. The
Company has no debt instruments subject to interest payments, sales contracts, swaps, derivatives, or forward agreements or contracts, or inventory.

The Company has no currency or commodity contracts, and the Company does not trade in such instruments.

The Company has no cash flow or revenue from operations, the Company does not have currency or other market exposure to operating activity.

The Company has no debt instruments, which are subject to interest payments.

The Company periodically accesses the capital markets with the issuance of new shares to fund operating expenses, and the Company does not maintain significant cash reserves over periods of time that could be materially affected by fluctuations in interest rates or foreign exchange rates.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY
SECURITIES

Not Applicable.

ITEM 13.  DEFAULT, DIVIDEND ARREARAGES AND DELINQUENCIES -

None

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHT OF SECURITY
HOLDERS AND USE OF PROCEEDS

On 5 May 2003, consent resolutions were approved to re-price the 541,052 previously granted options from CDN $0.25 to CDN $0.10 per share and to amend the expiry date to 17
March 2007, subject to regulatory approval.

ITEM 15.  CONTROLS AND PROCEDURES

A. Evaluation of Disclosure Controls and Procedures

The Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-14(c) under the Securities Exchange Act of 1934, as amended) as of a date (the "Evaluation Date") within 90 days prior to the filing date of this report.
Based upon that evaluation, the Chief Executive Officer concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures were effective in timely alerting them to the material information relating to the Company (or the Company's consolidated subsidiaries) required to be included in the Company's periodic SEC filings.

B. Changes in Internal Controls

There were no significant changes made in the Company's internal controls or, to the Company's knowledge, in other factors that could significantly affect these controls subsequent to the date of their evaluation.


ITEM 16A.  Audit Committee Financial Expert

As at the Company's financial year ended January 31, 2003, the audit committee consisted of three directors, two of whom would be determined as financial experts.

Paula Kember
Vice President of Finance at Philex Gold, Inc. of Toronto,
Ontario where she has established and manages the Company's main Canadian office. She helped initiate and implement the Company's initial public offering that raised more than $80 million. Prior to joining Philex Gold, she was Assistant Treasurer of International Corona Corporation.

Cynthia Thomas

Nearly twenty years experience in the financial services industry, including twelve years specialized in international mining and project financing. She was employed for twelve years with the Scotiabank Group of Companies, including three years (1996 to 1999) as Director, Investment Banking, Mining Group, ScotiaMcLeod
Inc. In this job, Ms. Thomas provided advisory services and capital funding for a portfolio of international mining accounts. From 1987 to 1996 in the Canadian Corporate
Banking Division, she managed a broad range of accounts including structured and project financing.

Subsequent to the change of management on March 17, 2003, the Company's audit committee consists of two directors, one related and one unrelated. P. Terry O'Kane is a related director due to his position as the Company's Chief
Financial Officer and is a member of the Audit Committee.
The Company considers Mr. O'Kane'

ITEM 16B. CODE OF ETHICS

The Company does not have a formal code of ethics but does adhere to the Company's Corporate Governance Policies as described herein under Item 6. Directors, Senior Management and Employees, c. Board Practices.

Subsequent to the change of Management, the current board of directors anticipates its review of the Company's Board
Practices to ensure it is within the required standard of the Code of Ethics, in accordance with the requirements of this Annual Report. At such time that it has formalized its Code of Ethic the Company will endeavor to publish same on its web-site.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following outlines the expenditures for accounting fees for the last two fiscal periods ended:

						January 31		January
31
							2003				2002

Audit Fees					15,500
	25,894
Audit Related Fees				0				0
Tax Fees						3,500
	3,000
All Other Fees					0				0


PART III


ITEM 17.  FINANCIAL STATEMENTS

The Company's financial statements are stated in United
States Dollars (USD$) and are prepared in accordance with U.S. and Canadian Generally Accepted Accounting Principles
(GAAP); the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP, except as disclosed in footnotes to the financial statements.

The following financial statements and notes thereto required under ITEM #17 are attached hereto and found immediately preceding the signature page of this Form 20-F
Annual Report.

Audited Financial Statements for Fiscal 2003/2002/2000 ended January 31st.

ITEM 18.  FINANCIAL STATEMENTS

Not Applicable

ITEM 19.  EXHIBITS


1.  Certificate of Incorporation and Articles/By-Laws
     -- Incorporated by Reference to Form 20-FR,
        Form 20-F Annual Reports, and Form 6-K's --

2. Instruments defining the rights of holders of equity or debt securities being registered.
     -- Refer to Exhibit No. 1 --

3.  Material Contracts:
    -- Incorporated by Reference to Form 20-FR,
       Form 20-F Annual Reports, and Form 6-K's --

4.  Foreign Patents: Not Applicable

5.  Diagram of Parent and Subsidiaries
    -- Incorporated by Reference to Form 20-FR,
       Form 20-F Annual Reports, and Form 6-K's --

6.  Other Exhibits:
    -- Incorporated by Reference to Form 20-FR,
       Form 20-F Annual Reports, and Form 6-K's --

















POLYMET MINING CORP.

An Exploration Stage Company

CONSOLIDATED FINANCIAL STATEMENTS

31 JANUARY 2003

U.S. Funds
































STALEY, OKADA & PARTNERS

Chartered Accountants








AUDITORS' REPORT


To the Shareholders of PolyMet Mining Corp.:

We have audited the consolidated balance sheets of PolyMet
Mining Corp. as at 31 January 2003 and 2002 and the consolidated statements of shareholders' equity, loss and cash flows for the years ended 31 January 2003, 2002 and 2001, and cumulative from inception (4 March 1981) through 31 January 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and the United
States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at 31 January 2003 and 2002 and the results of its operations and cash flows for the years ended 31 January 2003, 2002 and 2001, and cumulative from inception (4 March 1981) through 31 January 2003 in accordance with Canadian generally accepted accounting principles applied, after giving retroactive effect to the change in the method of accounting for exploration expenditures as explained in Note 2 to the consolidated financial statements, on a basis consistent with that of the preceding year.




Surrey, B.C.
STALEY, OKADA & PARTNERS
29 May 2003, except as to Note 6(a) which is as of 18 June
2003
CHARTERED ACCOUNTANTS





COMMENTS BY AUDITORS FOR U.S. READER ON CANADA - U.S.
REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when financial statements are affected by future events, the outcome of which is indeterminable. As discussed in Note 1, the Company's continued existence as a going concern is dependent upon the future economic success of its exploration and development activities, the Company's ability to continue to secure adequate financing and the Company achieving a positive cash flow and profitable operations. Our report to the shareholders dated 29 May 2003, is expressed in accordance with Canadian reporting standards, which do not require a reference to such going concern considerations in the auditors' report when the situation is adequately disclosed in the financial statements.




Surrey, B.C.
STALEY, OKADA & PARTNERS
29 May 2003, except as to Note 6(a) which is as of 18 June
2003
CHARTERED ACCOUNTANTS




PolyMet Mining Corp.
An Exploration Stage Company
Statement 1
Consolidated Balance Sheet

As at 31 January

U.S. Funds





ASSETS						2003				2002
(Restate
Note 2)
Current
Cash							$3,187
	$322,608
Accounts receivable				6,216
	22,237
Prepaid expenses				-
	18,649
							-------			----
---
9,403			363,494

Investments (Note 5)			253
	21,878

Capital Assets (Note 7)			41,971
	118,351
							-------			----
---
$51,627			$503,723


LIABILITIES

Current

Accounts payable				$82,628
	$63,045


Continued Operations (Note 1)

SHAREHOLDERS' EQUITY (DEFICIENCY)

Share Capital - Statement 2 (Note 8)

Authorized:

1,000,000,000 common shares without par value
Issued and fully paid:
2003
2002
For cash
31,755,026
31,755,026
shares

14,129,447

14,129,447
For property
902,500
902,500
shares

54,003

54,003

32,657,526
32,657,526
shares

14,183,450

14,183,450


Deficit - Cumulative Net Losses Since Inception - Statement
2

(14,214,451)

(13,542,772)


(31,001)

440,678

$
51,627
$
503,723

ON BEHALF OF THE BOARD:
Signed:
                "William Murray"
, Director
Signed:
               "P.Terrance O'Kane"
, Director


- See Accompanying Notes -


PolyMet Mining Corp.
An Exploration Stage Company
Statement 2
Consolidated Statement of Shareholders' Equity

U.S. Funds





Common Shares





Authorized

           Issued and Fully Paid





Shares

Shares

Amount

Deficit

Total
Balance
	- 31 January 2000









As previously reported
1,000,000,000

23,687,003
$
10,438,824
$
(6,396,790)
$
4,042,034
Restatement (Note 2)
-

-

-

(2,876,565)

(2,876,565)
As restated
1,000,000,000

23,687,003

10,438,824

(9,273,355)

1,165,469
Loss for the year
- Statement 3 (Restated)
-

-

-

(3,313,655)

(3,313,655)
Shares issued for cash:









- Private placements
-

5,251,600

3,535,630

-

3,535,630
Less: Issuance costs
-

-

(167,815)

-

(167,815)
- Exercise of warrants
-

70,000

14,974

-

14,974
- Exercise of options
-

220,000

84,124

-

84,124
Balance
	- 31 January 2001
1,000,000,000

29,228,603

13,905,737

(12,587,010)

1,318,727
Loss for the year
- Statement 3 (Restated)
-

-

-

(1,155,762)

(1,155,762)
Shares issued for cash:









- Private placements
-

3,428,923

286,405

-

286,405
Less: Issuance costs
-

-

(8,692)

-

(8,692)
Balance
	- 31 January 2002
1,000,000,000

32,657,526

14,183,450

(13,742,772)

440,678
Loss for the year
- Statement 3
-

-

-

(471,679)

(471,679)
Balance
	- 31 January 2003
1,000,000,000

32,657,526
$
14,183,450
$
(14,214,451)
$
(31,001)




















- See Accompanying Notes -


PolyMet Mining Corp.
An Exploration Stage Company
Statement 3
Consolidated Statement of Loss

For the Years Ended 31 January

U.S. Funds







2003

2002
(Restated Note 2)

2001
(Restated Note 2)
Cumulative From Inception (4 March 1981) Through
31 January
2003
(Restated
Note 2)
General and Administrative








Administration fees and wages
$
143,146
$
259,606
$
296,251
$
1,963,844
Office and telephone

51,942

51,685

85,122

587,701
Professional fees

27,358

59,330

67,788

643,260
Consulting fees

27,267

47,226

30,651

166,970
Rent

26,158

30,376

31,172

718,732
Interest and other income, net

15,413

(25,973)

(72,587)

(518,156)
Shareholders' information

14,880

72,120

92,049

466,816
Travel and automotive

10,074

33,987

49,482

291,357
Transfer agent and filing fees

7,205

6,510

14,073

137,520
Amortization

5,606

20,517

16,913

109,156
Licenses, dues and taxes

1,882

3,072

5,487

93,915
Investor relations and financing

955

36,175

50,678

659,139
Bad debts

-

-

37,493

37,493
Property search

-

-

3,800

124,454
Conventions

-

445

2,916

68,611
Loss Before the Undernoted

331,886

595,076

711,288

5,550,812









Other Expenses (Income)








Exploration and pre-feasibility acquisition costs
	- Schedule 1

112,318

606,162

2,680,623

8,928,926
Loss (gain) on disposal of investments

5,717

(45,476)

(78,256)

(378,115)
Write-down of investments to market value

-

-

-

197,884
Loss (gain) on sale of resource properties

-

-

-

(117,294)
Loss (gain) on sale of capital assets

21,758

-

-

32,238


139,793

560,686

2,602,367

8,663,639
Loss for the Year
$
471,679
$
1,155,762
$
3,313,655
$
14,214,451



























Loss per Share
$
(0.01)
$
(0.04)
$
(0.12)





























Weighted Average Number of Shares

32,657,526

31,943,558

27,041,456









- See Accompanying Notes -


PolyMet Mining Corp.
An Exploration Stage Company
Statement 4
Consolidated Statement of Cash Flows

For the Years Ended 31 January

U.S. Funds






2003

2002
(Restated Note 2)

2001
(Restated Note 2)
Cumulative From Inception (4 March 1981) Through
31 January 2003
(Restated
Note 2)
Operating Activities








Loss for the year
$
(471,679)
$
(1,155,762)
$
(3,313,655)
$
(14,214,451)
Adjustments to reconcile loss to net cash








Amortization

6,321

22,233

22,722

119,564
Loss (gain) on disposal of investments

5,717

(45,476)

(78,256)

(378,115)
Write-down of investments to market value

-

-

-

197,884
Loss (gain) on sale of resource properties

-

-

-

(117,294)
Loss (gain) on sale of capital assets

21,758

-

-

32,238
Changes in current assets and liabilities








Accounts receivable

16,021

(9,540)

36,145

(6,216)
Prepaid expenses

18,649

2,619

63,207

-
Accounts payable

19,583

(359,203)

290,539

82,628
Net cash used in operating activities

(384,345)

(1,546,845)

(2,985,107)

(14,288,040)









Financing Activities








Share capital - for cash

-

277,713

3,466,913

14,129,447
Net cash provided by financing activities

-

277,713

3,466,913

14,129,447









Investing Activities








Purchase of capital assets

-

(2,456)

(15,421)

(253,737)
Proceeds on disposal of capital assets

48,301

-

-

59,964
Proceeds on disposal of investments

15,908

51,540

84,513

842,009
Purchase of investments

-

-

-

(490,734)
Net cash used in investing activities

64,924

50,800

74,901

157,502









Net Increase (Decrease) in Cash

(319,421)

(1,218,332)

556,707

3,187
Cash Position - Beginning of year

322,608

1,540,940

984,233

-
Cash Position - End of Year
$
3,187
$
322,608
$
1,540,940
$
3,187



























Schedule of Non-Cash Investing and Financing Activities








Share capital issued for resource property
$
-
$
-
$
-
$
54,003
Investments received on sale of resource properties
$
-
$
-
$
-
$
171,297





- See Accompanying Notes -



PolyMet Mining Corp.
An Exploration Stage Company
Schedule 1
Consolidated Schedule of Exploration and
	Pre-Feasibility Acquisition Costs

For the Years Ended 31 January

U.S. Funds





NorthMet Minnesota U.S.A.

Marathon
Ontario
Canada

2003

2002 (Restated Note 2)

2001 (Restated Note 2)
Cumulative From
Inception
(4 March
1981)
Through
31 January 2003
(Restated
Note 2)
Direct












Amortization
$
715
$
-
$
715
$
1,716
$
5,809
$
10,408
Camp and general

6,745

-

6,745

64,569

84,986

790,426
Cost recovery

-

-

-

-

-

(295,607)
Drilling

20,726

-

20,726

80,123

608,431

2,125,352
Environmental

-

-

-

2,172

144,588

394,144
Field transportation

3,963

-

3,963

2,300

9,109

573,658
Geological and geophysical

-

-

-

49,310

82,686

1,783,331
Government grants

-

-

-

-

-

(111,961)
Land lease, taxes and licenses

423

1,428

1,851

2,884

6,410

386,349
Metallurgical

1,545

-

1,545

81,195

1,166,979

1,730,502
Mine planning

-

-

-

-

57,962

203,720
Pre-feasibility, acquisition, staking and option payments












- Cash

76,773

-

76,773

95,361

154,830

1,000,404
- Shares

-

-

-

-

-

54,003
Roadwork

-

-

-

-

-

112,975
Sampling, survey and studies

-

-

-

226,532

358,833

1,145,059
Total Costs for the Year

110,890

1,428

112,318

606,162

2,680,623

9,902,763













Option Payments and Sales Proceeds

-

-

-

-

-

(973,837)













Net Costs for the Year
$
110,890
$
1,428
$
112,318
$
606,162
$
2,680,623
$
8,928,926

















- See Accompanying Notes -


PolyMet Mining Corp.
An Exploration Stage Company

Notes to Consolidated Financial Statements

31 January 2003

U.S. Funds



1.	Continued Operations

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a "going concern", which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The Company has incurred significant operating losses over the past several fiscal years, has a working capital deficiency of $73,225, and has significant expenditure requirements to continue its exploration and development activities on the NorthMet property.

These consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate because management believes that the actions already taken or planned, will mitigate the adverse conditions and events which raise doubts about the validity of the going concern assumption used in preparing these consolidated financial statements.

If the going concern assumption were not appropriate for these consolidated financial statements, then adjustments would be necessary to the carrying value of the assets and liabilities, the reported revenue and expenses and the balance sheet classifications used.


2.	Change in Accounting Policy

During fiscal year 2003, the Company changed is accounting policy with respect to accounting for exploration expenditures. In 2002 and prior periods, acquisition and exploration expenditures were capitalized to mineral properties. Under the new policy, exploration expenditures
(including lease/option payments) are expensed while acquisition expenditures continue to be capitalized. This change has been applied retroactively and has increased the deficit as at 31 January 2000 by $2,876,565 and increased the loss for the years ending 31 January 2001 and 2002 by $2,680,623 and $606,162 respectively.


3.	Significant Accounting Policies

a)	Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, PolyMet Mining, Inc. and Fleck Minerals, Inc. The purchase method of accounting is used to consolidate these subsidiaries.

PolyMet Mining, Inc. was incorporated in Minnesota, U.S.A.
to hold the NorthMet Lease (Note 6a).



PolyMet Mining Corp.
An Exploration Stage Company

Notes to Consolidated Financial Statements

31 January 2003

U.S. Funds





3.	Significant Accounting Policies - Continued

b)	Mineral Operations

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

Exploration expenses incurred prior to determination of the feasibility of mining operation, periodic option payments and administrative expenses are expenses are expended as incurred. Mineral property acquisition costs and exploration and development expenditures incurred subsequent to the determination of the feasibility of mining operation are deferred until the property is placed into production, sold, allowed to lapse or abandoned.
Acquisition costs include cash and fair market value of common shares. These capitalized costs will be amortized over the estimated life of the property following commencement of commercial production or written off if the property is sold, allowed to lapse or abandoned or when an impairment of values has occurred.

Ownership in mineral interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral interests. The Company has investigated ownership of its mineral interests and, to the best of its knowledge, ownership of its interests are in good standing.

c)	Amortization

The Company provides for amortization of its capital assets as follows:

Furniture and equipment - Straight-line over 5 - 10 years
Computers - Straight-line over 5 years

d)	Investments

The Company carries its long-term portfolio investments at cost. Investments are written down to net realizable value when there has been a loss in value of the investment, which is other than a temporary decline.

e)	Loss Per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.



PolyMet Mining Corp.
An Exploration Stage Company

Notes to Consolidated Financial Statements

31 January 2003

U.S. Funds





3.	Significant Accounting Policies - Continued

f)	Conversion of Foreign Currency

The accounts of the Company are prepared in U.S. funds and the company's Canadian operations are translated into U.S.
dollars as follows:

* Monetary assets and liabilities at year-end rates,
* All other assets and liabilities at historical rates, and
* Revenue and expense items at the average rate of exchange prevailing during the year.

Exchange gains and losses arising from these transactions are reflected in income or expense in the year.

g)	Environmental Expenditures

The operations of the Company may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable. The Company's policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.

	Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries.

h)	Management's Estimates

	The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods.
Actual results could differ from those estimates.

i)	Share Capital

i)	The proceeds from the exercise of stock options,
warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the Company.

ii)	Share capital issued for non-monetary consideration is
recorded at an amount based on fair market value reduced by an estimate of transaction costs normally incurred when issuing shares for cash, as determined by the board of directors of the Company.



PolyMet Mining Corp.
An Exploration Stage Company

Notes to Consolidated Financial Statements

31 January 2003

U.S. Funds





3.	Significant Accounting Policies - Continued

j)	Stock Compensation

	The Company adopted the recommendations of CICA
Handbook Section 3870, Stock-based compensation and other stock-based payments. It was applied on a prospective basis and applies to all awards granted on or after 1
January 2002. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

Non-employees

The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method.

Employees

The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities. The Company has elected to account for employee stock options by measuring compensation cost for options as the excess, if any, of the quoted market price of the Company's common shares at the date of grant over the amount an employee must pay to acquire the common shares. As required for the employee stock options, the Company will disclose pro-forma income (loss) and pro-forma earnings (loss) per share using a fair value based method.


4.	Fair Value of Financial Instruments

The carrying value of cash, accounts receivable, accounts payable and investments (Note 5) approximates the fair value of these financial instruments due to their short-term maturity or capacity of prompt liquidation.


5.	Investments

Details are as follows:


Market Value

2003

2002
Anvil Resources Ltd.
$
-
$
1
$
10,596
Manson Creek Resources Ltd.

-

-

8,218
Northern Platinum Ltd.

-

-

1,826
Golden Band Resources Inc.

-

-

962
Hixon Gold Resources Inc.

25

252

276
American Platinum Inc.

-

-

-

$
25
$
253
$
21,878

These investments represent minority interests of less than 10% in the respective companies.



PolyMet Mining Corp.
An Exploration Stage Company

Notes to Consolidated Financial Statements

31 January 2003

U.S. Funds





6.	Resource Property Agreements

a)	NorthMet, Minnesota, U.S.A. - Lease

By an agreement dated 4 January 1989 and a subsequent amendment, the Company entered into a lease agreement with USX Corporation ("USX") on certain lands in St. Louis
County, Minnesota. The term of the lease is 20 years and calls for total annual lease payments of $1,475,000. All lease payments have been paid or accrued to 31 January
2002.  USX has agreed to payment of the $75,000 owing 4
January 2003 as to $18,750 on 31 January 2003, $18,750 on 9
March 2003 and $37,500 on 18 June 2003. The lessor has also indicated that the Company does not have the required appropriate insurance coverage pursuant to the terms of the agreement. Further, the lessor has indicated that negotiations are ongoing to allow the Company to obtain coverage on the leased lands during the current period of inactivity. The agreement requires future annual lease payments of $75,000 from 4 January 2004 to 2005 and $150,000 from 4 January 2006 to 2009.

The Company can, at its option, terminate the lease at any time by giving written notice to the lessor not less than 90 days prior to the effective termination date or can extend the 20-year term by continuing to make $75,000 annual lease payments on each successive anniversary date.

The lease payments are considered advance royalty payments and shall be deducted from future production royalties payable to the lessor, which range from 3% to 5% based on the net smelter return received by the Company. The
Company's recovery of the advance royalty payments is subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year.

b)	NorthMet, Minnesota, U.S.A. - Joint Venture Agreement

By an agreement effective dated 11 July 2000, the Company entered into a joint venture on the NorthMet property with North Ltd. ("North"). Under the terms of the agreement, North was entitled to earn a 60% interest in the joint venture. However, based on a change in control of North and a pre-emptive right granted to the Company, the Company terminated the agreement on 31 January 2001.

As part of the termination agreement, the Company granted
North an option to invest $500,000 in an equity financing of the Company. North failed to elect to exercise this option within 90 days of receiving a copy of the pre-feasibility study.

c)	Mesabi Joint Venture, Minnesota, U.S.A.

By an agreement effective 8 August 2000, the Company entered into a joint venture with North to jointly acquire, explore and develop certain properties within the area of interest of the NorthMet property. North was required to contribute $90,000 and the Company $60,000 as initial contributions on the project such that the participating interest of the parties were 60% and 40%, respectively.
Non-participation by either party in future approved programs will result in dilution, with dilution below 10%
resulting in conversion of that party's interest to a 5% net proceeds royalty.

To 31 January 2003, contributions have been reduced to $9,000 by North and $6,000 by the Company. The joint venture remained inactive to 31 January 2003 and accordingly the Company's proportionate share of the assets of the joint venture, being cash in the amount of $6,000, has been recorded in these financial statements.



PolyMet Mining Corp.
An Exploration Stage Company

Notes to Consolidated Financial Statements

31 January 2003

U.S. Funds





6.	Resource Property Agreements - Continued

d)	Other properties - Marathon, Ontario, Canada

By an agreement dated 6 November 2000, the Company granted a third party the option to acquire a 50% working interest in certain leased mineral properties located in Ontario, Canada referred to as the Marathon property. In order to earn the interest the optionee must incur cumulative exploration expenditures of, CDN $1,000,000 by 31 October
2002 (incurred), CDN $1,750,000 by 31 October 2003 and CDN
$2,750,000 by 31 October 2004.

Vesting of the 50% interest occurs upon completion of the CDN $2,750,000 of bona fide expenditures or upon completion of a bankable feasibility study. Within three months of the 50% interest vesting, the optionee has the option to acquire an additional 10% in the property for CDN
$1,000,000. Following vesting, a joint venture will be formed with dilution below 20% resulting in a conversion of the interest to a 10% net profit interest.


7. Capital Assets

Details are as follows:


Cost
Accumulated Amortization
2003
Net Book Value

2002
Net Book
Value
Land
$
38,582
$
-
$
38,582

$
78,077
Furniture and equipment

2,592

1,575

1,017


33,898
Computers

6,027

3,655

2,372


6,376

$
47,201
$
5,230
$
41,971

$
118,351





PolyMet Mining Corp.
An Exploration Stage Company

Notes to Consolidated Financial Statements

31 January 2003

U.S. Funds





8.	Share Capital

a) No shares were issued during the year.

	The share issuances for 2002 included a private placement for 3,428,923 units at CDN $0.13 per unit, which netted the Company $277,713. Each unit consists of one common share and one share purchase warrant which allow the holder to acquire 3,428,923 additional common shares for CDN $0.17 in the first year, CDN $0.18 in the second year, and CDN $0.20 in the third year through fifth year following issuance of the units.

b)	The Company has a stock option plan that covers its
employees and directors. The options are granted for varying terms ranging from two to five years. During the year, the Company granted 550,000 (2002 - 277,500) options.

	As at 31 January 2003, the following director and employee share purchase options were outstanding:

Expiry Date
Exercise Price
(CDN)
Number
7 May 2003  * (Director)
$ 0.25
291,052
7 July 2005  * (Director)
$ 0.25
150,000
19 July 2005  (Contractor)
$ 1.00
35,000
1 November 2005  (Contractor)
$ 0.54
225,000
20 December 2005  (Directors)
$ 0.25
350,000
17 January 2006  (Directors)
$ 0.25
150,000
13 July 2006  * (Director)
$ 0.46
150,000
7 January 2007  (Director)
$ 0.08
500,000


1,851,052

*	Subsequent to the year end, 541,052 of these options
were repriced to $0.10 and extended to 17 March 2007.

As at 31 January 2003, all options had vested and were exercisable. The weighted average exercise price per option was CDN $0.27 per share and the weighted average remaining contractual life of the options was 3.02 years.



PolyMet Mining Corp.
An Exploration Stage Company

Notes to Consolidated Financial Statements

31 January 2003

U.S. Funds





8.	Share Capital - Continued

c)	Stock-Based Compensation

		Effective 1 February 2002, the Company adopted the recommendations of CICA Handbook Section 3870, Stock-based compensation (Note 3j). The new standard requires that stock-based awards made to non-employees are to measured and recognized using a fair value based method.

		During the year ended 31 January 2003, the Company granted options to purchase up to 500,000 shares of the Company's stock to a director of the Company at an exercise price of CDN $0.08 per share and 50,000 to an officer of the Company at an exercise price of CDN $0.16 per share, with an estimated fair value of US $18,313 on the grant dates. The pro-forma impact on net loss and loss per share is follows:



31 January
2003
Net Loss


As Reported
$
471,679
Pro forma
$
489,992
Net Loss Per Shares


As Reported
$
0.01
Pro forma
$
0.01

		The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumption:

Expected dividend yield

0.00%
Expected stock price volatility

93%
Risk-free interest rate

4.08%
Expected life of options

5 year

		The weighted average grant-date fair value of options granted was CDN $0.052 per option.

d)	As at 31 January 2003, the following share purchase
warrants were outstanding:

Expiry Date
Per Common
Share
Exercise Price
(CDN)
Warrants
Outstanding
Common
Share
Entitlement
16 November 2006 (i)
$
0.18

3,428,923

3,428,923

(i)	Exercise price in first year - $0.17; in second year -
$0.18; in third through fifth years - $0.20.





PolyMet Mining Corp.
An Exploration Stage Company

Notes to Consolidated Financial Statements

31 January 2003

U.S. Funds





9.	Related Party Transactions

In addition to transactions disclosed elsewhere in these financial statements, the Company has conducted transactions with officers, directors and persons or companies related to directors as follows:

a) Paid or accrued amounts as follows:



2003

2002

2001
Administration fees and wages
$
103,288
$
188,710
$
182,066

b)	As at 31 January 2003, accounts payable included
$18,750 (2002 - $NIL) owed to a new director (Note 13a).


10.	Income Taxes

a)	The Company has approximately CDN $3,989,000 of
resource related expenditures in Canada that may be carried forward indefinitely and used to reduce prescribed taxable income in future years. The Company's U.S. subsidiary has approximately $5,326,000 of resource related expenditures, which may be used to reduce prescribed taxable income in future years. The benefit of these expenditures has not been recorded in the accounts.

b)	The Company and its U.S. subsidiary also have tax
losses carried forward available to reduce future taxable income. The benefit of these losses has not been recorded in the accounts and expire as follows:

Year
Parent Company Amount (CDN)
U.S. Subsidiary
Amount
2005
$
-
$
8,700
2006

-

14,500
2007

728,700

17,300
2008

481,100

20,100
2009

296,600

23,100
2010

151,300

26,500
2011

-

27,900
2012

-

30,000
2018

-

217,600
2019

-

392,500
2020

-

496,700
2021

-

414,400
2022

-

367,400
2023

-

247,400

$
1,657,700
$
2,304,100



PolyMet Mining Corp.
An Exploration Stage Company

Notes to Consolidated Financial Statements

31 January 2003

U.S. Funds





11.	Differences Between Canadian and United States
Generally Accepted Accounting Principles

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada. The U.S. Securities and Exchange Commission requires that financial statements of foreign companies contain a reconciliation presenting the statements on the basis of accounting principles generally accepted in the U.S. Any differences in accounting principles as they pertain to the accompanying consolidated financial statements are not material except as follows:

a)	Under Canadian generally accepted accounting
principles, long-term portfolio investments may be reported at a cost that is in excess of market value where it is reasonable to assume that the decline in market value may be of a temporary nature. Under U.S. generally accepted accounting principles, the investments are carried at market value on an individual basis and the adjustment is charged to comprehensive income.

b)	Under Canadian generally accepted accounting
principles, mineral properties are carried at cost and written-off or written-down if the properties are abandoned, sold or if management decides not to pursue the properties. Under U.S. generally accepted accounting principles, the Company would periodically review and obtain independent reports in determining adjustments to the mineral properties and records properties at net realizable value. The Company has not yet obtained an independent report and accordingly for U.S. purposes, the properties have been written off. In the past the Company followed the method described above. During the year, the Company changed the accounting policy (Note 2), therefore there are no differences between Canadian and United States generally accepted accounting principles.

The effects of the differences in accounting principles on investments, net loss and comprehensive loss are as follows:



2003

2002

2001
Investments - Canadian basis
$
253
$
21,878
$
27,942
Adjustment to market

(228)

(2,545)

68,153
Investments - U.S. basis
$
25
$
19,333
$
96,095




PolyMet Mining Corp.
An Exploration Stage Company

Notes to Consolidated Financial Statements

31 January 2003

U.S. Funds




11.	Differences Between Canadian and United States
Generally Accepted Accounting Principles
- Continued



2003

2002

2001
Contra-equity account for unrealized gains (losses) on
investments
- Canadian basis
$
-
$
-
$
-
Unrealized holding gain (loss) on investments
- Prior years

(2,545)

68,153

58,007
- Current year

2,317

(70,698)

10,146
Contra-equity account for unrealized gains (losses) on
investments - U.S. basis
$
(228)
$
(2,545)
$
68,153







Net loss - Canadian and U.S. Basis






As previously reported
$
471,679
$
549,600
$
633,032
Restatement (Note 2)

-

606,162

2,680,623
As restated

471,679

1,155,762

3,313,655
Adjustment of portfolio investments to market

(2,317)

70,698

(10,146)
Net loss and comprehensive loss - U.S. basis
$
469,362
$
1,226,460
$
3,303,509


12.	Segmented Information

The Company is engaged in the mineral exploration industry and conducts its exploration programs in Canada and the U.S. Segmented information on a geographic basis is as follows:

2003

Canada

U.S.

Consolidated
Segment operating loss
$
95,217
$
376,462
$
471,679
Identifiable assets
$
40,001
$
11,626
$
51,627







2002






Segment operating loss
$
182,611
$
973,151
$
1,155,762
Identifiable assets
$
84,259
$
419,464
$
503,723



PolyMet Mining Corp.
An Exploration Stage Company

Notes to Consolidated Financial Statements

31 January 2003

U.S. Funds




13.	Subsequent Events

In addition to items disclosed elsewhere in these financial statements, the Company conducted the following transactions after 31 January 2003:

a) Subsequent to the year-end, the Company arranged a private placement of 1,904,760 units at CDN $0.0525 per unit for cash in the amount of $73,410. Each unit consists of one warrant to purchase one share at CDN $0.10 for one year. Two directors subscribed for 190,476 units.

b) Pursuant to an Independent Contractor Agreement dated 1
August 2002, the Company contracted for the services of its former president / chief executive officer for a term of one year to 31 July 2003.

Under the terms of the agreement, the compensation includes:

i)	the retention of 541,052 previously granted options to
purchase shares of the Company;

ii) the grant of an additional 500,000 options to acquire shares of the Company to be governed by the existing Stock
Option Plan;

iii) a fee of 10% of any funds raised by the contractor during the term of the agreement; and

iv) upon a Change of Control and if the contractor is not offered a commensurate agreement a fee of $230,000 as partial compensation for the contractor's loss of the engagement. Such a Change in Control included the current directors ceasing to constitute a majority of the Board.

The contract was approved on 7 January 2003 and the Board approved the grant of 500,000 options at CDN $0.08 per share for five years.

Pursuant to the minutes of the Board of the Company dated
17 March 2003, a Change in Control was triggered upon the incumbent Board resigning and a new Board being appointed.

The minutes indicate that the independent contractor agreed to waive his Change of Control payment of $230,000 in exchange for a re-pricing of his 541,052 options at CDN
$0.25 per share to a new price of CDN $0.10 per share for four years and his retention of the 500,000 options at CDN
$0.08 for five years granted in January 2003.

Although the Company has not yet obtained formal waiver of the $230,000 Change of Control payment, verbal confirmation has been received by the directors.

On 5 May 2003, consent resolutions were approved to re-price the 541,052 previously granted options from CDN $0.25 to CDN $0.10 per share and to amend the expiry date to 17
March 2007, subject to regulatory approval.



                                   SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual
Report on its behalf.

Dated:  July 28, 2003.

                                    POLYMET MINING CORP.



                                    /s/   William Murray
                                   ----------------------
                                    Name: William Murray
                                 Title:Chief Executive
Officer






                            SECTION 302 CERTIFICATION


I, William Murray, Chief Executive Officer, certify that:

1. I have reviewed this annual report on Form 20-F of Manhattan Minerals Corp.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules
13a-14 and 15d-14) for the registrant and have:

(a) designed such  disclosure  controls  and  procedures to
ensure that material information relating  to  the
registrant, including its consolidated subsidiaries,  is
made known to us by others within those entities,
particularly  during the period in which this annual report
is being prepared;
(b) evaluated the  effectiveness of the registrant's
disclosure  controls and procedures as of a date within 90
days prior to the filing date of          this annual
report (the "Evaluation Date"); and
(c) presented   in  this   annual   report  our
conclusions   about  the effectiveness  of the disclosure
controls and procedures based on our          evaluation as
of the Evaluation Date;

5. 	The registrant's other certifying officers and I have
disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

     (a)	all significant  deficiencies  in the design or
operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

(b)	any fraud, whether or not material,  that involves
management or other employees who have a significant role in the registrant's internal controls; and


6. 	The  registrant's  other  certifying  officers  and I
have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  July 28, 2003


                                 /s/ William Murray
                                 --------------------------
---
                                	William Murray
               				President,
and Chief Executive Officer
                                 (Principal Executive
Officer)


SECTION 302 CERTIFICATION


I, P. Terrance O'Kane, Chief Financial Officer, certify that:

1. I have reviewed this annual report on Form 20-F of Manhattan Minerals Corp.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in th1.is annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules
13a-14 and 15d-14) for the registrant and have:

(a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
(b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90
days prior to the filing date of          this annual
report (the "Evaluation Date"); and
(c) presented   in  this   annual   report  our
conclusions   about  the effectiveness  of the disclosure
controls and procedures based on our          evaluation as
of the Evaluation Date;
5. 	The registrant's other certifying officers and I have
disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

     (a)	all significant  deficiencies  in the design or
operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

(b)	any fraud, whether or not material,  that involves
management or other employees who have a significant role in the registrant's internal controls; and


6. 	The registrant's other certifying officers and I have
indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  July 28, 2003


                              /s/ P.T O'Kane
                              -----------------------------
                             P.T O'Kane
               			Chief Financial Officer
(Principal Financial Officer)