Form 20-F
period 2004-01-31
POLYMET MINING CORP
filed 2004-07-30
CIK 866028

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT FISCAL 2004 ENDED JANUARY 31, 2004

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal period ended January 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common shares as of the close of the period covered by the annual report. 44,992,054

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days. Yes ☒ No ☐

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☒ Item 18 ☐

POLYMET MINING CORP.

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not required

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE –

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

Selected Financial Data
(US$ in 000’s)

	Year Ended 1/31/04	Year Ended 1/31/03	Year Ended 1/31/02 Restated	Year Ended 1/31/01 Restated	Year Ended 1/31/00 Restated
Revenue	$0	$0	$0	$0	$0
Net Income (Loss)	($147)	($472)	($1156)	($3,314)	($5,725)
(Loss) Per Share	($0.00)	($0.01)	($0.04)	($0.12)	($.26)
Dividends Per Share	$0.00	$0.00	$0.00	$0.00	$0.00
Wtg. Avg. Shares (000)	35,452	32,658	31,925	27,041	22,714
Working Capital	$424	($73)	$322	$1,181	$1,020
Long-Term Debt	$0	$0	$0	$0	$0
Shareholders’ Equity	$926	($31)	$441	$1,319	$2,266
Total Assets	$1,025	$52	$504	$1,741	$1,883

US GAAP Net Loss	($147)	($469)	($1,226)	($3,303)	($2,279)
US GAAP EPS	$0	(0.01)	($0.04)	($.12)	($.12)
US GAAP Mineral Prop.	$0	$0	$0	$0	$0
US GAAP Shareholders’
Equity	$926	($29)	$441	$1,319	$2,266
US GAAP Total Assets	$1,025	$52	$504	$1,741	$2,397

(1)	Cumulative Restated Net Loss since incorporation has been ($14,361,251).
(2)	Under US GAAP and SEC regulations, the Company would have expensed all mineral property acquisition/exploration costs in the period incurred.

Under US GAAP, long-term investments would be written down to market value on an individual basis and charged to a contra-equity account for unrealized losses on investments.

Under US GAAP, contingently-cancellable (and escrowed) common shares would not have been included in the calculation of weighted-average-number-of-shares used to determine EPS.

The rate of exchange was 1.3222 on July 15, 2004.

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

For the month end	High	Low
June 30, 2004	1.3453	1.3383
May 31, 2004	1.3637	1.3603
April 30, 2004	1.3762	1.3664
March 31, 2004	1.3103	1.3048
February 28, 2004	1.3510	1.3333
January 31, 2004	1.3360	1.3238

For the year ended	Average	High	Low
1/31/04	1.38	1.53	1.27
1/31/03	1.56	1.61	1.50
1/31/02	1.56	1.61	1.52
1/31/01	1.48	1.45	1.45
1/31/00	1.47	1.51	1.45

B.     Capitalization and indebtedness

Not applicable.

C.     Reason for the offer and use of proceeds.

Not applicable.

D.     Risk Factors

An investment in PolyMet’s Common Shares is subject to the risks and uncertainties inherent in PolyMet’s business. Any investor should consider the following factors, as well as other information set forth in this annual report, in connection with an investment in PolyMet’s Common Shares. If any of the risks described below occur, PolyMet’s business, results of operations and financial condition could be adversely affected. In such cases, the price of PolyMet’s Common Shares could decline, and investors could lose all or part of their investment.

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

Dilution

The Company may in the future grant to some or all of its own and its subsidiaries' directors, officers, insiders and key employees options to purchase the Company's Common Shares as non-cash incentives to those employees. Such options may be granted at exercise prices equal to market prices at time when the public market is depressed. To the extent that significant numbers of such options may be granted and exercised, the interests of the then existing shareholders of the Company may be subject to additional dilution.

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

The Company’s head office is situated at Suite 1116 – 925 West Georgia Street, Vancouver, B.C. V6C 3L2. Its registered and records office is the Company’s legal counsels offices situated at 1040 – 999 West Hastings Street, Vancouver, B.C. V6C 2W2. The Company is a reporting issuer in each of the provinces of Albert, British Columbia and Ontario. The Company’s shares have been listed on the TSX Venture Exchange (TSX V) since April 13, 1984 with the symbol "POM" and on the Over the Counter Bulletin Board (“OTCBB”) under the symbol “POMGF” in the United States.

The principal expenditures of the Company are related to its NorthMet Project located in Minnesota, USA. During the years ended January 31, 2004, 2003 and 2002 expenditures totaling $6,736,016.

The Company relies principally on equity financing to fund its projects and expenditures.

B.     Business Overview

PolyMet Mining Corp. (hereinafter referred to as the "Company" or "Registrant") is engaged in the exploration and development, when warranted, of natural resource properties. The Company’s primary mineral property is the NorthMet Project, a polymetallic project in northeastern Minnesota, USA.

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

In the years ended January 31, 2004, 2003 and 2002, the Company did not have any active operations that generated revenues.

On March 17, 2003, the Company incurred a change of management. As a result the Company’s officers and directors resigned and a new President, Secretary, Chief Financial Officer and three board members were appointed. Subsequently, the Company moved is head offices from Denver, Colorado to Vancouver, British Columbia as noted hereinabove.

Management’s primary focus for the year ended was to achieve an understanding of the economic viability on its Northmet project. In order to do so, Polymet had several milestones to accomplish most importantly:

  In December 2003, the Company, entered into a Memorandum of Understanding granting and option to acquire certain equipment from Cleveland Cliffs of Cleveland, Ohio (“Cliffs”) located near the Company’s NorthMet projects as well as certain other infrastructure facilities. Under the terms of the agreement Cliffs will maintain available designated elements of the facility while the Company develops its feasibility study on the NorthMet project. As consideration for the exclusive option, the Company has agreed to a cash payment of $500,000 by 31 January 2004 (paid) and the issuance to Cliffs of 1,000,000 common shares (issued 30 March 2004) to maintain the exclusive rights until 30 June 2006. Within six months of completion of a bankable feasibility study for the NorthMet project the Company shall complete the acquisition for an agreed consideration.

  In January 2004 the Company commenced an independent scoping study, to update the process and infrastructure aspects of its 2001 pre-feasibility study integrating the key components of the Cliffs-Erie facility. The study was completed on March 31, 2004 and determined a considerable capital cost reduction by simplifying the on-site hydrometallurgical process and inclusion of the Cliffs-Erie plant and infrastructure. The cost estimates for process plant and infrastructure amounts to capital of $199 million and operating costs of $6.59 per tonne. The additional capital and operating costs for contract mining and other owners costs are included in a full 43-101 report completed by Patrick Downey and Associates.

  The acquisition of the Cliffs-Erie facilities will allow the Company to expedite environmental permitting since most of the difficult construction and infrastructure components have been completed. In February 2004, Polymet retained Barr Engineering Company of Minneapolis to ascertain the requirements for an Environmental Impact Study and put in place field monitoring and permit applications required to permit the project in light of existing permits in place for the Cliffs-Erie facility and a new open pit operation at NorthMet.

  Polymet retained Bateman Engineering Pty. of Brisbane, Australia as the principal engineer for the Definitive Feasibility Study for the NorthMet project.

  On June 17, 2004 the Company announced the closing of a non-brokered private placement for a total of 1,550,000 Units (the "Units"), each Unit comprised of one common share and one-half of one non-transferable share purchase warrant, in the capital stock of the Company at $0.80 per unit to net the treasury an aggregate of $1,240,000 took place effective June 8, 2004. One full share purchase warrant entitles the investors to purchase one additional common share of the Company for a period of 18 months from the closing at $1.20 per share. A finder's fee in the amount of 7.5% of the gross proceeds with respect to the placement of 825,000 units has been paid in the form of 61,875 shares in the capital stock of the Company at a deemed price of $0.80 per share.
In accordance with the Company’s primary objective of developing its NorthMet project, by an agreement dated 12 September 2003, which closed on 21 January 2004, the Company sold the Marathon leases and related land for proceeds of $250,000.

C.     Organizational Structure

As at January 31, 2004 the Company had two (2) wholly owned subsidiaries, Fleck Minerals Inc., incorporated in Ontario, and PolyMet Mining Inc., incorporated in Minnesota, USA.

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

In 1989, PolyMet acquired a 20-year renewable mining lease for the NorthMet Project from USX. To date the Company has expended $6,236,016. These expenditures supported drilling, sampling, assaying, environmental, metallurgical testing and the pre-feasibility studies.

The following diagrams illustrate the location of the NorthMet Project.

Figure No. 1
NorthMet Project Map

The Company commissioned various independent mining consultants to provide for the NorthMet Project an Interim Report on Resource Estimation, NorthMet Project, the Pre-Feasibility Study and the Technical update prepared in accordance with an independent Qualified Person's Review and Technical Report, as defined in National Instrument 43-101 ("NI 43-101") of the Canadian Securities Administrators, Standards of Disclosure for Mineral Projects, and in compliance with Form 43-101F1 (the "Technical Report"). These reports were completed in October 1999,and March 2001 respectively and are summarized herein.

In addition, in 2004 the Company commissioned Penguin Automated Systems, Inc (PASI)to study the capital and operating costs impact subsequent to the acquisition of the Cliffs Erie plant on the Northmet Project, with the use of the PlatsolTM process an established recovery technology for copper. In addition the Company Commissioned Bateman Engineering Pty Ltd of Brisbane, Australia to audit the PASI Report confirming the PASI Report conclusions. Subsequent to the completion of the PASI Report and Bateman audit, the Company commissioned an independent mining consultant to provide a technical update for the Northmet Project prepared in accordance with an independent Qualified Person's Review and Technical Report, as defined in NI 43-101 of the

Canadian Securities Administrators, Standards of Disclosure for Mineral Projects, and in compliance with Form 43-101F1.

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

The PASI study investigated the capital and operating cost impact of integrating the established material handling, crushing, milling and infrastructure of the mothballed Cliffs-Erie plant on the Northmet project; with use of the PlatSol™ process and established recovery technology for copper cathode. This PlatSol™ hydrometallurgical process was specifically designed to extract the base metals and precious metals from NorthMet ore concentrates. The capital cost for process plant and infrastructure was estimated by PASI at US$199.4 million and operating costs at US$6.59 per tonne. These costs were updated to March 2004, at the pre-feasibility level, and using established estimating methods.

The PASI study confirmed that re-use of the nearby “brownfields” Cliffs-Erie facility at an initial through-put of 25,000 tons per day of ore from the NorthMet project will provide a capital cost saving of US$179 million compared to the 2001 estimates for a “greenfields” operation and there are further savings available to future expansions.

The Company signed, on February 16, 2004, a comprehensive agreement with Cleveland Cliffs Inc. to acquire specific mining assets at the former LTV Steel Mining Company property, now called. The Cliffs-Erie crusher and concentrator processed 100,000 tons per day of taconite ore prior to being mothballed in 2000. The crushing and grinding circuits at Cliffs-Erie facilities may be directly re-used for the front end processing of NorthMet ores. New flotation circuits must be added to complement the new PlatSol™ hydrometallurgical process and on-site copper SX/EW.

PolyMet’s 2001 pre-feasibility study envisioned on-site production of copper cathode, nickel cathode and cobalt carbonate at an all new processing facility. The Company now plans to simplify the on-site hydrometallurgical processes at Cliffs Erie by producing only copper cathode and shipping a nickel/cobalt concentrate to specialty refiners. PolyMet uses the proprietary PlatSol™ process which has the distinction of extracting all of the value metals in a single hydrometallurgical step. This includes the base metals (copper, nickel and cobalt) as well as gold, platinum and palladium. The gold, platinum and palladium report to a concentrate referred to as PGM’s- platinum group metals. This high value precious metal concentrate will be sent to a specialty refiner. The PASI study confirms that processing a nickel/cobalt concentrate by off-take partners will provide a capital cost saving of over US$60 million.

The PASI document was audited by Bateman Engineering Pty Ltd (Bateman) from both technical and cost perspectives. Bateman will be the principal consultant for PolyMet’s definitive feasibility study (DFS). The PASI document is included as the plant and infrastructure component of the 43-101 update report by Patrick Downey & Associates which includes mining and other owner’s costs.

Bateman’s audit of the Penguin Automated Systems, Inc. (PASI) investigation into the efficacy of the NorthMet Project found no critical technical flaws or critical cost flaws following release of the PASI study in late-April, 2004.

The Company is currently in advanced negotiations with several off-take companies who would be refiners of the nickel/cobalt concentrates and/or the platinum group metals.

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

The acquisition of the Cliffs Erie site will provide greater than 80% of infrastructure required for the development of the project, including excellent road and rail access and low cost industrial power. The Cliffs Erie rail tracks and established roads run alongside the planned NorthMet pit and a new spur and rail load-out facility will link to this existing rail infrastructure.

The electrical distribution and sub-stations from the main feed at the plant site are fully operational and will be used for the Polymet project. Water permits also exist for the Cliffs Erie facility. The town of Babbitt, 10km to the north of NorthMet, and Hoyt Lakes 10 km to the south have the community infrastructure to support the requirements of the NorthMet workforce.

Reclaim water, utilities and services, compressed air supply, power supply and distribution, offices, warehousing and laboratories will all be provided for by existing facilities at the Cliffs Erie plant site. New assay laboratory equipment will be purchased for the NorthMet project.

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

Due to the financial difficulties experienced by PolyMet during 2002, the Company obtained approval from US Steel to make the annual lease payment on the NorthMet property on a quarterly basis. US Steel agreed to payment of the $75,000 owing January 2003 as to $18,750 on 31 January 2003, $18,750 on 9 March 2003 and $37,500 on 18 June 2003. Lease payments were 2004 were paid in accordance with the lease agreement.

The Company can, at its option, terminate the lease at any time by giving written notice to the lessor not less than 90 days prior to the effective termination date or can extend the 20-year term by continuing to make annual lease payments. The lease payments are considered advance royalty payments and shall be deducted from future production royalties payable to the lessor, which range from 3% to 5% based on the net smelter return per ton of ore mined received by the Company. The Company’s recovery of the advance royalty payments is subject to the lessor receiving an amount not less than the amount of the annual lease payment for that year.

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

(iii)

Surface Rights

The United States Forest Service (USFS) acquired the surface rights to the NorthMet property from USX in the 1930’s and, at present, the USFS remains the surface rights owner of most of the NorthMet property. USX retained the mineral rights and the right to explore and mine on the site. As a result of this retention, while the USFS is the surface rights owner for most of the NorthMet Property, they cannot prohibit mining on the site. LTV Steel Mining Company/Erie Mining Company owns portions of sections 10, 11 and 12 near their private railroad. However, it may be beneficial for the Project to enter into land swap arrangements with the US Forest

Service to simplify the permitting process and to allow the project access to lands for waste rock stockpiling. The use of Cliffs-Erie existing pits for waste could obviate such forestry issues and this will be studied during the feasibility study. US regulations require an equivalent value of land to be swapped for the land to be used by the Project. The US Forest Service has indicated to PolyMet their willingness to carry out such a land swap. Costs for completing land swap arrangements have not been included in Estimates of Capital Costs.

As both EIS and permitting of the project will be subject to the arrangements of the land swap, PolyMet believes that this land swap with US Forest Service should be completed in conjunction with the Bankable Feasibility Study. PolyMet recommends that negotiations with US Forest Service commence early in the Bankable Feasibility Study timetable.

Table 1 - Land Swap

Task	Cost (US$ Million)	Start (Month Number)	Timing (Months)
US Forest Service Land Swap	3.5	1	24

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

During the pre-feasibility study, PolyMet had on staff a number of environmental consultants to coordinate both the environmental studies and the permitting required to bring the NorthMet Project to production. No cultural sites were identified either from a review of existing data and literature, or from aerial photographs. The neighboring Babbitt Project (also called Minnmax) completed a full Environmental Impact Statement (EIS) which was filed as a public document by then operator Amax Mining and this study did not produce any significant findings. Northmet completed their-own preliminary Baseline Environmental Study in April 2000. This study addressed:

  Wildlife Usage, including threatened and endangered wildlife;
  Preliminary Wetlands Survey;
  Ground Water Quality; and
  The Development of the Geochemical Study Plan.

No evidence was found of any threatened or endangered animals in the area. The area was identified as a major wetland area with some 70% of the land being classified as wetlands. The wetlands that will be disturbed by operations at NorthMet will have to be replaced on at least a 1:1 ratio in terms of the existing wetland mitigation scheme. The practice of replacing wetlands is well established in the area and this can be a relatively high ongoing operating cost for a project. The use of the extensive tailings and water storage areas which are part of the Cliffs Erie deal will mitigate most of such costs. Disturbance of the wet lands in the open pit area would be the most affected area.

Table 1 - Estimated NorthMet Wetlands Mitigation Requirements

Area	Acres
Pit	1020
Rock Dump West -	0
CE Pit back fill	0
Rock Dump East -	0
CE Pit back fill	0
Flotation Tailings Dam -	0
CE permitted site
Hydro-Metallurgical Residue Dam -
CE existing
Plant and Roads -
CE existing
Total	1020
Wetlands Mitigation Requirement at 70%	714

In terms of the Federal and State Wetland Mitigation legislation, the NorthMet Project must replace any wetlands disturbed on the NorthMet property on at least an acre for acre basis. Initial surveys undertaken have shown 70% of the NorthMet open pit area is classified as wetlands. The use of Cliffs Erie obviates almost all of the previous requirements from the 2001 study.

The option to use key lands and impoundments in the Cliffs-Erie deal lessens the original estimates of the Wetlands Mitigation requirements. These are currently considered to be limited to the open pit area of 714 acres. Wetlands Mitigation is a key step in bringing the NorthMet Project into production. With this reduced Wetlands Mitigation scope the costs will now be part of the required project capital and not an up-front cost component within the Bankable Feasibility Study.

The major steps, estimated costs and timetable required to complete all environmental matters to obtain the necessary State and Federal permits are generally described in Table 3 below. The use or re-use of the Cliffs Erie site will obviate much of the costs and requirements projected in the 2001 pre-feasibility study since critical items like tailings areas are already included.

The land swap with US Forest Service has been included separately in the cost and timing estimates given in Table 3. While it could have a significant impact on the EIS and permitting process, the early completion of this land swap should simplify and accelerate the EIS and permitting process.

In order to enable the timely completion of project permitting and meet Federal and State environmental requirements, the EIS process will be initiated during the Bankable Feasibility Study. The Pertinent aspects of the permitting process must be constantly monitored during the feasibility study. A draft EIS will be released for public comment prior to completion of the Bankable Feasibility Study. Subject to the satisfactory completion of the EIS, the Project will then apply to obtain the necessary construction and operating permits to develop the Project. The EIS will include the following:

  Collection of all Baseline data for submission to EIS team;
  Development and submission of Plan of Operation;

  Minnesota Department of Natural Resources (“DNR”) selection and appointment of sub-contractor (environmental consultants) to prepare EIS;
  Sub-contractor preparation of Draft EIS;
  Draft EIS released for public comment;
  Final EIS prepared and issued;
  Federal Findings of No Significant Impact and Record of Decision;
  Awarding of State Environmental Permits.

(f) Permits

The major permits required by the Project are:

  Plan of Operations/Environmental Impact Statement;
  Mining and Reclamation Permit (Mining and Closure Plan) issued by the DNR;
  Air Emissions Permits (one for construction and one for operations) issued by Pollution Control Agency of Minnesota (“PCA”) ;
  State Wetlands Review;
  Minnesota Non Ferrous Mine Permit and Five Year Operating Plan;
  Storm Water Permit
  401 Water Quality Certification;
  Water Discharge Permits (Surface and Ground Water) issued by PCA and
  404 Wetlands Mitigation Permit issued by the United States Army Corps of Engineers (“Corps”).

As the project moves forward PolyMet will need to work with the relevant agencies to amend existing permits where required for use on the base metal operations at NorthMet and Cliffs-Erie.

Table 3 - NorthMet EIS and Permitting Cost and Timing Estimates

Task	Cost (US$ Million)	Start (Month Number)	Timing (Months)
Baseline Study	0.45	1	6-10
Plan of Operations	0.15	6	2
Preparation of Draft EIS	0.30	11	12
Preparation of Final EIS	0.60	23	6
Major Permits	0.40	8	22-29
Federal Record of Decision		30-32	1
Total	1.90		34

The expected time line from start to receipt of the required permits for the operations could be approximately 3 years at an estimated cost of US$1.90 million. This excludes any cost of land acquisition or swapping for wetlands mitigation and the estimated cost of US$3.5 million for the US Forest Service land swaps.

The political climate in Minnesota is favourable for permitting of a new mining operation. The communities in the Iron Ore Range have been badly affected by the recent mine closures, and the existing labour force is seeking employment. Officials throughout the Minnesota state government have indicated a strong desire to replace the lost income and jobs and to assist in getting new economic development underway in the area.

(f)     Exploration

During September 1999 to February 2000, and again in the forth quarter of Fiscal 2001, the Company completed diamond core and reverse circulation drilling programs. These programs were designed with two-fold purposes: 1) in-fill drilling for estimated resource calculations, and 2) collect mineralized material for a mini-continuous pilot plant testing program. PolyMet has drilled 87 of the 201 drill holes now in the deposit. In addition, the Company, with the assistance of Minnesota’s Natural Resources Research Institute, assayed previously unassayed sections of the USX drill core. Chemex Labs in Reno, Nevada assayed samples of mineralized rock. Acme Analytical in Vancouver, B.C. ran check assays. The Company has incorporated the drill results into the new resource calculations included in the pre-feasibility study completed in April 2001.

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

The process developed yielded base metal extraction percentages in the high 90’s, PGM extraction percentages of 95% and gold extraction near 90%. The success of the process developed greatly enhances Project economics. Detailed environmental testing of every aspect of the process (air, effluents, plant products and waste discharge) show the process to be far superior environmentally to traditional smelting alternatives for metals recovery. The Company believes the process will easily meet all State of Minnesota and Federal environmental standards and requirements.

(h)     Pre-feasibility Study

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

Table 1: Summary of Payable Metal and Base Case Commodity Prices
Metal	Payable Quantity	Base Case Price	Gross Revenue
Copper	2,680,718,000 lbs	$0.85	$2,278.6 Million
Nickel	534,204,000 lbs	$3.25	$1,736.2 Million
Cobalt	24,356,000 lbs	$8.00	$194.8 Million
Palladium	3,027,900 oz	$550	$1,665.3 Million
Platinum	868,000 oz	$500	$434.0 Million
Gold	395,700 oz	$275	$108.8 Million
Credit for Silver, Zinc, and Other PGM’s at $0.30 Per Ore Ton			$144.7 Million
TOTAL GROSS REVENUE			$6,562.4 Million

The Study resulted in an estimated capital cost for the Project of US$630.7 million, including a contingency of US$74.5 million. Total operating costs were estimated at US$8.96 per ton of ore mined and processed.

At a copper cut-off grade of 0.01%, the total geologic resource is estimated at about 1.0 billion tons. Of this total, approximately 664 million tons are classified in the “measured” and “indicated” categories. Approximately 409.1 million tons are classified as reserves at grades of 0.29% copper, 0.08% nickel, 67.2 ppm cobalt, 0.28 ppm palladium, 0.08 ppm platinum, and 0.04 ppm gold. The proposed mine plan incorporates some 486.8 million tons of potential mineable resource in a conventional open-pit mining operation.

Based on a proposed production rate of 55,000 tpd of feed, the Project would have a mine life of 24+ years. Overall Project economics, on a before-tax basis, follow:

Net Present Value @ 10% Discount Rate:	US$171.1 million
Internal Rate of Return:	14.1%
Payback Period from Start of Production:	5.4 years

(i)     Capital and Operating Cost Estimates

Estimates of capital and operating costs were generated at the pre-feasibility level in the April 2001 Pre-Feasibility Study led by IMC. Since the project was taken over by new management in March 2003, four critical elements have been revised as follows:

1.	Smaller higher grade mine plan.
2.	Elimination of complex nickel cobalt recovery circuits and conversion to nickel hydroxide.
3.	Securing the mothballed Cliffs Erie Mill concentrator.
4.	Use of a contract miner.

P. Downey and Associates, with the assistance of PASI and IMC, have revised the 2001 capital and operating costs included in the Pre-feasibility Study and updated them to current first quarter 2004 pricing.

(a)     Capital Costs

Revised Capital Cost Estimate

Description	Totals (US$
Millions)
Mining- using contract miner	5.76
Crushing/Milling/Flot’n	24.91
(Existing Cliffs/Erie)	31.05
PlatSol™-	25.19
Copper SX/EW Plant
PGM Recovery Circuit	20.62
Nickel Hydroxide recovery circuits	6.00
Tailings, Water & Services	4.55
(Existing Cliffs Erie)
Plant Site Utilities & Facilities	12.59
(Existing Cliffs Erie)
Sub Total Direct Costs	130.67
Indirect Costs (Inc. Fees, working	73.13
capital & 20% Contingency)
Other Acquisition-incl. land and	31.00
infrastructure
Total Project Costs	234.80

The capital cost estimate includes the estimated direct cost for equipment, material and labour. In addition, cost estimates were developed for the project indirect costs including EPCM, start up, construction indirects, first fill, spares and contingency. The estimate was developed based on a site visit and inspection of existing equipment and facilities, and the following main sources of information:

  Contract Mining and Associated Services

  Process Design Criteria by PASI.
  Process Flow Sheets.
  Facility General Arrangement Drawings.
  Electrical and Mechanical Equipment List.
  Budget Quotations from Equipment Suppliers.
  Current Labour and Material Costs for the Area.
  The AMEC Simons Mining & Metals 2001 Pre-feasibility Report.

(b)     Operating Costs

The 2001 Pre-Feasibility Study estimate of operating costs included an owner operated mining fleet, an all new processing plant, infrastructure and G&A costs associated with the on-site production of a PGM concentrate, copper cathode, nickel cathode and cobalt sulphide.

The current revised project operating costs use the same basic project data updated to 2003 but are based on a simplified flowsheet whereby only copper cathode is produced on site. The revised operating costs also reflect a contract mining operation and use of the Cliffs Erie crusher/mill/concentrator. The Cliffs Erie facility also received a beneficial electrical power rate for the first 25 MW of usage and this rate has been carried in the current operating cost estimate. Labour rates are based on data available from Minnesota Iron Range mines. The operating cost estimates include a 5% contingency, as detailed in Table 9.

Revised Operating Cost Estimate

Cost Area	Annual Cost (US$ Millions)	Cost/Tonne Ore (US$/Tonne/Ore)
General & Administrative	4,856,600
(“G & A”)	4,856,600	0.53
Subtotal G & A

Mine
Contract miner
Sub Total Mine	28,938,000	3.21

Mill & Process
Reagents & consumables	22,142,258
Labour Costs	10,977,823
Operating Supplies	400,000
Maintenance Supplies	1,915,896
Environmental	300,000
Sub Total Mill & Process	35,735,977	3.91

Power	16,746,886	1.84

Total Operating Costs	86,277,463	9.49

5% Contingency	4,313,873	0.95

Total Operating Costs	90,591,336	10.44

The following items are not included in the direct cash operating cost estimate:

  Product delivery to smelters or copper cathode end users.
  Selling and marketing costs

  Corporate overhead
  Depreciation, amortization and depletion
  Interest charges

(j) Mining

The original mine plan for the pre-feasibility study of 2001 was for a mining rate of 20,075 ktons per year (55,000 tons per day for 365 days). This plan was modified for the current update to 9,125 ktonnes per annum (25,000 tonnes per day for 365 days). The mine is scheduled to operate 360 days per year. The new mine plan is based on using a mine contractor to complete all mining operations with Polymet staff supervising mine plan operations and mine geology.

Mine development will generally follow that outlined by IMC in the pre-feasibility study with the exception that Phase 6 and 7 will only occur if metal prices and capital and operating costs warrant this development. The goal of the phases is to develop the mine in a logical order by commencing the mine with the higher grade material which also has a lower strip ratio. The mine plan will then progress to higher strip ratios. Phase 1 is in the northeastern part of the deposit with phase 2 in the southwestern portion. The remaining three phases will push the hanging wall south. Exits will be maintained to the south during all phases of mining so that access can be obtained to the rail load-out facility.

Waste rock will be stored in dumps located to the north and east of the main ore body. The waste dumps will be located outside of any potential ore body extensions should Polymet decide to expand the pit. Waste facilities will be constructed in 7m lifts with an overall slope angle of 22 degrees (2.5H:1V).

Mining operations will be carried out by mining contractor. The contractor will provide all necessary fleet requirements for a turn-key mining operation based on the required annual mine production schedule. Work activities will include:

  Construction of the initial out-of-pit access roads from the pit area to the rail load-out facility and the mine rail spur and to the waste rock storage areas.
  Removal of all topsoil from the mine and waste storage areas. Replace topsoil on the waste storage areas at completion of mining as part of ongoing mine reclamation.
  Pre-production development required to expose ore for initial production.
  Mine and transport ore to the rail load-out facility.

  Maintain all mine work areas, in-pit haul roads, and external haul roads.
  Maintain waste storage areas.

The major mine fleet will consist of nine 185 t trucks, one 18m3 and one 11m3 loaders, two 23 m3 shovels and two blasthole drills. Support equipment will include track dozers and motor graders to maintain road surfaces, dumps and operating benches.

Mining will be conducted year round based on three 8 hour shifts per day.

Mine operating costs are based on data from similar mining operations and contract mining costs. The costs cover all general labour and consumable costs, amortization of initial equipment capital investment, equipment depreciation and contractor profit.

(i) Future Exploration

The results of technical update indicate that the Northmet project, as currently defined, shows sufficient potential to be carried forward to the next phase which is a feasibility study. The purpose of the feasibility study will be to examine all aspects of the project development and to establish with greater accuracy its economic and technical viability.

The Marathon Deposit, Ontario, Canada:

By an agreement dated 6 November 2000, the Company granted a third party the option to acquire a 50% working interest in certain leased mineral properties located in Ontario, Canada referred to as the Marathon property. During the year ended 31 January 2004, the Company received termination notification from the optionee.

By an agreement dated 12 September 2003, which closed on 21 January 2004, the Company sold the Marathon leases and related land for proceeds of $250,000. Details of the related gain (loss) on sale are as follows:

	Marathon	Marathon
	Leases	Land	Total
Proceeds	$219,925	$30,075	$250,000
			(38,582)
Cost	-	(38,582)
Gain (loss) on sale	$219,925	$(8,507)	$211,418

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

(a)     Operating Results

Summary of Financial Results

Polymet recorded a loss in 2004 of $146,800 ($0.00) compared to a loss of $471,679 ($0.01 per share) in 2003 and a loss of $1,155,762 ($0.04 per share) in 2002. Losses in 2002 were attributed the restatement of exploration and pre-feasibility acquisition costs due to a change in accounting principles and the downsizing and eventual move of the Company’s head office operations.

The Company during 2004 expended $288,699 in general and administrative costs compared to $331,886 in 2003 and $595,076 in 2002 and $91,616 in exploration, pre-feasibility and lease payments compared to $112,318 in 2003 and $606,162 in 2002.

Change in Accounting Policy

The Company adopted the recommendations of CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments, effective for all awards granted on or after 1 February 2003. This established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

As encouraged by CICA Handbook Section 3870, the Company has enacted prospectively early adoption of the fair value based method of accounting for awards issued to employees for the fiscal year beginning 1 February 2003.

The new standard requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method. In prior years, stock-based compensation expense was only recognized when stock-based compensation awards were made to non-employees, while pro-forma disclosure was acceptable for awards made to employees.

During fiscal year 2003, the Company changed is accounting policy with respect to accounting for exploration expenditures. In 2002 and prior periods, acquisition and exploration expenditures were capitalized to mineral properties. Under the new policy, exploration expenditures (including lease/option payments) are expensed while acquisition expenditures continue to be capitalized. This change has been applied retroactively and has increased the deficit as at 31 January 2000 by $2,876,565 and increased the loss for the year ended 2002 by $606,162.

Summary of Operating Results

Fiscal 2004 Ended 1/31/04 versus Fiscal 2003

The Company’s primary objective for the current year was to achieve certain milestones with respect to the NorthMet project. The Company was successful in obtaining the option to acquire the Cliffs-Erie facility, which upon exercise will significantly reduce the capital costs for the project. In addition an independent scoping study on the NorthMet project was completed integrating the Cliffs-Erie facility and its impact on the overall pre-feasibility capital costs. Expenditures of $500,000 were made to obtain the option to acquire the Cliffs-Erie facility and during March 2004, upon receipt of regulatory approval of the option agreement, the Company issued 1,000,000 common shares to maintain the exclusive rights under the option to 30 June 2006.

With the Company’s focus on the NorthMet project, it reached an agreement for the sale of Marathon leases and related land for proceeds of $250,000.

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

The second milestone achieved was completion of the NorthMet Project Pre-feasibility Study. This study was conducted by external consultants and evaluated the Project under one set of operating design, production and metals pricing assumptions. There was no attempt to optimize Project size or economics. The resulting financial data showed the Project, under the conditions evaluated, would generate an estimated before-tax Internal Rate of Return (IRR) of 14.1%, a Net Present Value (NPV) at a 10% discount rate of US$171.1 million, and an undiscounted Payback Period of 5.4 years after the start of production. PolyMet’s management believes the study’s results show the Project to be deserving of further work and financial expenditures to take it to the next level, which is completion of a final feasibility study or bankable document. This next phase of Project advancement is estimated to cost approximately US$20 million, including land acquisition.

The status of the Marathon Project was advanced during Fiscal 2002 as a result of additional exploration work performed on the property by Geomaque Explorations, Ltd. Exploration activities focused on the drilling of 15 diamond core holes, the resampling and assaying of core from previously drilled holes, surface mapping and sampling, the construction of a complete database, and modeling of the deposit. The work performed by Geomaque was the result of an “earn-in” agreement between PolyMet and Geomaque, whereby the later company performs necessary exploration on the property in exchange for an equity position in the Project.

The new resource estimate for the Marathon Project, based on the most recent data, show the resource to contain in excess of one million ounces of platinum and palladium at grades presently being mined at a property north of the Marathon Project. These ounces are contained in the “measured” and “indicated” resource categories.

Liquidity And Capital Resources

Working Capital

As at January 31, 2004, Polymet had working capital of $423,526, with approximately $495,551 in cash and, $27,347 in other working capital and $501,786 in mineral property, plant and equipment expenditures.

The Company relies principally on equity financing to fund its projects and expenditures. The Company has no internal source of funding and thus it depends on the ability to finance by raising funds by the sale of shares.

Operating Cash Flow

For the year ended January 31, 2004, net cash inflows of $1,044,684 exceeded cash outflows of $552,320 resulting in a positive cash flow of $492,364, which when combined with the $3,187 cash balance from year end 2003 results in an ending cash position of $495,551. The cash inflows were a result of three private placements for a total of 11,648,318 shares at prices ranging from CDN $0.0525 to CDN $0.15 per share for proceeds of $1,035,071. Cash outflows comprised principally of $500,000 for the Cliffs-Erie acquisition and general and administrative costs of $288,699.

Financing Activities

The following outlines the Company’s financing activities for the period ended January 31, 2004:

  March 2003, the Company arranged a private placement of 1,904,760 units at CDN $0.0525 per unit for cash in the amount of CDN$67,507. Each unit consists of one common share and one share purchase warrant to purchase one common share at CDN $0.10 for one year. Two directors subscribed for 190,476 units;

  September 2003, the Company arranged a private placement of 2,746,892 units at CDN $0.10 for cash in the amount of CDN$247,158. Each unit consists one common share and one share purchase warrant to purchase an additional common share at CDN $0.15 in year one and CDN $0.17 in year two;

  January 2004, the Company completed a private placement of 6,996,666 units at CDN$0.15 for cash in the amount of CDN$1,049,499. Each unit consists of one common share and one-half of one share purchase warrant. One full share purchase warrant entitles the holder to purchase one additional common share for a period of 24 months at a price of CDN$0.25 per share provided that should the Company’s shares trade on the TSX Venture Exchange at over CDN$0.50 per share for over 25 consecutive trading days, the warrants will terminate 30 days thereafter. A finders’ fee of CDN$50,000 cash and 60,000 commons shares at a deemed price of CDN$0.15 per share was paid.

  During the year ended, 486,610 share purchase warrants were exercised at an exercise price of CDN$0.10.

  During the year ended stock options in the amount of 89,600 were exercised at a price of CDN$0.08 per share.

There were no shares or financing activities for the fiscal period ended January 31, 2003.

During 2002 the Company completed a private placement for 3,428,923 units at CDN $0.13 per unit, which netted the Company $277,713. Each unit consists of one common share and one share purchase warrant which allow the holder to acquire 3,428,923 additional common shares for CDN $0.17 in the first year, CDN $0.18 in the second year, and CDN $0.20 in the third year through fifth year following issuance of the units. Proceeds from the financing were primarily utilized for ongoing exploration work at the NorthMet Property of $606,162 and for general administrative expenses of $595,076.

(c)     Research and Development, Patents and Licenses, Etc.

Not applicable. See Item 4, Information on the Company, D. Property, Plant and Equipment, for a review of the Company’s exploration activities.

(d)     Trend Information

There are no trends, commitments, events or uncertainties presently known to management that are reasonably expected to have a material effect on the Company’s business, financial condition or results of operation other than uncertainty as to the speculative nature of the business (Refer to the heading entitled “Risk Factors”).

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

		Common
Name, Occupation, Present Position(s) with the Company,	Date(s) Served	Shares
Resident Country	as a Director	Held(4)

William F. Murray, P.Eng(2);
Mining Executive, director and officer	March 17, 2003	95,238
of a private engineering and management firm,
director of several public resource companies;
Director, President and CEO of the Company.
Canada

P. Terry O’Kane(2), , Mining Executive, director
of several	March 17, 2003	95,238
public resource companies,
director of a capital pool company;
Director of the Company
Canada

George Molyviatis(1)(3), Financier ,
Banker, President	March 17, 2003	3,816,983
of an international lumber company;
Director of the Company
Geneva

Ian Forrest(1)(3), Chartered Accountant,
director of several	Oct. 3, 2003	250,000
public resource companies
Director of the Company
Geneva

Dr. David Dreisinger(1) )(2) (3) Ph.D., a professor
of the	Oct. 3, 2003	Nil
Faculty of Applied Science, Department of Metal
and Materials Engineering at University of
British Columbia.
Director of the Company
Canada
  Member of the Audit Committee
  Member of the Compensation Committee
  Member of Corporate Governance Committee
  Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at April 14, 2004, based upon information furnished to the Company by individual Directors. Unless otherwise indicated, such shares are held directly.

STATEMENT OF EXECUTIVE COMPENSATION

The Company has one (1) Named executive officer. The Statement of Executive Compensation required under Form 51-904F to the Securities Act requires disclosure of compensation for each Chief Executive Officer and for each of the Company’s (including subsidiaries) four most highly compensated executive officers, other than the CEO, provided that disclosure is not required for an executive officer where total salary and bonus does not exceed $100,000.

Summary Compensation Table

Name and principal position	Year	Annual Compensation			Long-term compensation
		Salary ($)	Bonus ($)	Other ($)	Awards		Payouts	All other Compensation ($)
					Securities Under Option (#)	Restricted Shares or Restricted Share Units ($)	LTIP payouts ($)
William Murray President/CEO	2004 2003 2002	US$45,810 N/A N/A	Nil N/A N/A	Nil N/A N/A	956,600 N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A
Dr. Donald W. Gentry Former President/CEO	2004 2003 2002	NIL US$103,288 US$115,000	Nil nil nil	Nil nil nil	500,000 541,052 541,052	Nil nil nil	Nil nil nil	Nil nil nil

Effective March 17, 2003, Mr. Donald W. Gentry resigned and William F. Murray was appointed President and CEO.

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company’s securities) was paid or distributed to the Named Executive Officer during the most recently completed financial year.

Option/Stock Appreciation Rights (“SAR”) Grants
During the Most Recently Completed Financial Year

Name	Securities Under Option/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
William Murray	656,600	20%	CDN $0.10	CDN $0.10	July 18, 2008
William Murray	300,000	9%	CDN $0.13	CDN $0.10	October 3, 2008

Aggregated Options/SAR Exercises in Last Financial Year
and Financial Year-End Option/SAR Values

The following table (presented in accordance with the Rules) sets forth details of all exercises of stock options during the most recently completed financial year by each of the Named Executive Officers and the number of unexercised options held by the Named Executive Officers.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/ SARs at Fiscal Year-End ($) Exercisable/Unexercisable	Value of Unexercised In-the-Money Options/ SARs at Fiscal Year-End ($) Exercisable/Unexercisable
William F. Murray	Nil	Nil	956,600	153,682

Option Re-Pricing

Pursuant to an Independent Contractor Agreement dated 1 August 2002, the Company contracted for the services of its former president/chief executive officer for a term of one year to 31 July 2003. Under the terms of the agreement, the compensation included the retention of 541,052 previously granted options to purchase shares of the Company wherein the, 541,052 options were re-priced to CDN $0.10 and extended to 17 March 2007.

Defined Benefit or Actuarial Plan Disclosure

There is no pension plan or retirement benefit plan that has been instituted by the Corporation and none are proposed at this time.

Compensation Committee

The Compensation Committee, consisting of William Murray, Terry O’Kane and David Dreisinger, determines the compensation of the executive officers of the Company. See “Report on Executive Compensation” for further details.

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

The Company does have a formalized stock option plan (the “Plan”) for the granting of incentive stock options to the officers,

employees and Directors. The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the Directors of the Company and to closely align the personal interests of such persons to that of the shareholders.

The following stock options were outstanding to directors of the Company at the most recently completed financial year:

	Number of	Exercise Price
Date Granted	Shares under Option	Per Share	Expiry Date

7/18/03	1,641,500	CDN $0.10	7/18/08
10/3/03	950,000	CDN $0.13	10/3/08

Bonus Share Agreements

The Company, subject to regulatory acceptance, has established a share incentive plan for its Directors and Key Employees. The plan provides for share bonuses to be issued to the individuals upon the Company reaching certain identifiables in its business plan, and is intended to reward the individuals for their unique expertise and experience in achieving these milestones. The Board of Directors is of the view that, from a corporate governance perspective, it is more appropriate to provide a reward mechanism of this nature than to provide incentive to insiders exclusively in the form of stock options, since the Company’s share price can vary in accordance with a range of external factors not related to the performance of management and key employees.

The milestones have been established as follows:

Milestone 1: Completion of an agreement with Cleveland Cliffs for the use or purchase of what is referred to as the Cliffs Erie Facility. This consist of certain real property located near Hoyt Lakes, Minnesota (the “Erie Site”), on which are located various ore processing facilities formerly operated by LTV Steel Mining Company as part of that company’s taconite mining and processing operations (the “Property”). The Property will be used to process mineral products from the Company’s Northmet property, in nearby Babbitt, Minnesota.

Share Bonus: On achievement of Milestone 1, 1,500,000 shares will be issued to the Directors as a group and an additional 90,000 shares will be issued to the Key Employees.

Milestone 2: Negotiation and completion of an off-take agreement with a senior metals producer for the purchase of the nickel hydroxide concentrate produced from the Northmet

Property, and/or an equity investment in the Company by such a producer or producers.

Share Bonus: On achievement of Milestone 2,900,000 shares will be issued to the Directors as a group and an additional 400,000 shares will be issued to the Key Employees.

Milestone 3: Completion of a bankable feasibility study which indicates that production from the Northmet Property is commercially feasible.

Share Bonus: On completion of Milestone 3, 1,500,000 shares will be issued to the Directors as a group and an additional 950,000 shares will be issued to the Key Employees.

Milestone 4: Commencement of Commercial Production of the Northmet Property.

Share Bonus: On completion of Milestone 4, 2,400,000 shares will be issued to the Directors as a group and an additional 840,000 shares will be issued to the Key Employees.

The Company received shareholder approval for the Bonus Share Plan on May 28, 2004 and is currently awaiting regulatory approval.

Other Remuneration

During the last financial year there was not any other remuneration paid or payable, directly or indirectly by the Company and any of its subsidiaries pursuant to an existing plan or arrangement to its directors or Named Executive Officer.

Report on Executive Compensation

As part of its responsibilities, the Compensation Committee reviews the Company’s overall compensation plan and the policies pertaining thereto to ensure that they are consistent with the Company’s goals of attracting and retaining the best available people, align the employee’s interests with those of the Company, and pay for performance. In establishing levels of remuneration and in granting stock options, the executive’s performance, level of expertise, responsibilities, length of service to the Company and comparable levels of remuneration paid to executives of other companies of comparable size and development within the industry are taken into consideration.

See “Report on Executive Compensation Table” for more information on remuneration of Named Executive Officer.

Defined Benefit or Actuarial Plan Disclosure

There is no pension plan or retirement benefit plan that has been instituted by the Corporation and none are proposed at this time.

C.     Board Practices

CORPORATE GOVERNANCE PRACTICES

Board of Directors

During the 2004 reporting period the board of directors of the Company (the “Board”) was comprised of two related and three unrelated members.

The Board is committed to a high standard of corporate governance and, although not listed on The Toronto Stock Exchange (“TSE”), the Board follows the Guidelines for Improved Corporate Governance adopted by the TSE.

Two Directors, namely, William Murray, the President and Chief Executive Officer and Terry O’Kane, the Chief Financial Officer are related directors. Mr. George Molyviatis, Ian Forrest and David Dreisinger are unrelated Director as that term is used in the TSE Guidelines.

Committees of the Board

The Company’s Board shall be comprised of five directors, of which three can be defined as “unrelated director” or “director who is independent of management and if free from any interest an any business or other relationship which could, or could reasonably be perceived to, materially interfere with the directors’ ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholdings” and do not have interests in or relationships with the Company.

The Board has established three standing committees, the Audit Committee, Compensation Committee and Corporate Governance Committee.

The main objective for the Compensation Committee is to attract, retain and appropriately motivate the Company’s Executive Officers to maximize shareholder value. Having regard to the Company’s present state of development and limited financial resources, the compensation of Executive Officers has two components, namely, a salary and stock options. The Corporate Governance Committee’s mandate is to enhance the Company’s governance through continuing assessment of the Company’s approach to corporate governance. The Committee is responsible for recommending to the Board, candidates for nomination as Directors, and the composition of various Board committees, and reviews the Company’s structures to ensure that the Board is able to function independent of management.

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

E.     Share Ownership

See B. Compensation.

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.     Major Shareholders

To the best of the knowledge of the directors and senior officers of the Company, the following is the only shareholder of the Company that beneficially owns, directly or indirectly, or exercises control over, shares carrying more than 5% of the outstanding voting rights attached to the Company's Common Shares as at July 22, 2004.

Name of Shareholder	No. of Shares	% of Issued Shares
Northern Securities Limited	3,251,600.06%

As at July 22, 2003, there were 390 holders of record of the Company's Common Shares of which 300 were U.S. residents owning 9,828,726 (18%) of the Company's outstanding shares.

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

B.     Related Party Transactions

The Company has conducted transactions with officers, directors and persons or companies related to directors as follows:

a) Paid or accrued amounts as follows:

	2004	2003	2002

Administration fees and wages	$52,388	$103,288	$188,710

b) As at 31 January 2004, accounts payable included $NIL (2003 - $18,750) owed to a director.

c) Issued 2,143,906 shares and 1,881,476 warrants to related parties on private placements during the year ended 31 January 2004 for cash in the amount of $99,925.

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

Dividend Policy

Since its incorporation, Polymet has not declared or paid, and has no present intention to declare or to pay in the foreseeable future, any cash dividends with respect to its Common Shares. Earnings will be retained to finance further growth and development of the business of Polymet. However, if the Board of Directors declares dividends, all Common Shares will participate equally in the dividends, and, in the event of liquidation, in the net assets, of Polymet.

B.     Significant Changes

The Company issued 145,400 common shares on exercise of options at CDN $0.08 for proceeds of approximately $8,750.

The Company issued 95,238 common shares on exercise of warrants at CDN $0.10 for proceeds of approximately $7,150.

The Company granted 620,000 options at CDN $0.40 to employees and officers, expiring 3 March 2008.

On May 28, 2003 the Company received shareholder approval to amend its Plan to a maximum number of shares to a rolling 10% of the Company’s issued and outstanding shares.

In addition the Company received shareholder approval to establish a bonus share plan for a maximum of 8,580,000 shares over a three-year time frame (the “Bonus Plan”). The bonus shares are intended as an incentive and compensation for certain critical achievements related to the development of the Company’s NorthMet project. The Bonus Plan is subject to further regulatory approval.

On June 17, 2004 the Company announced the closing of a non-brokered private placement for a total of 1,550,000 Units (the "Units"), each Unit comprised of one common share and one-half of one non-transferable share purchase warrant, in the capital stock of the Company at $0.80 per unit to net the treasury an aggregate of $1,240,000 took place effective June 8, 2004. One full share purchase warrant entitles the investors to purchase one additional common share of the Company for a period of 18 months from the closing at $1.20 per share. A finder's fee in the amount of 7.5% of the gross proceeds with respect to the placement of 825,000 units has been paid in the form of 61,875 shares in the capital stock of the Company at a deemed price of $0.80 per share.

On July 5, 2004 the Company granted 1,175,000 options at CDN $0.66 ( a Discounted Market Price in accordance with the policies of the TSX Venture Exchange) to various directors, employees and consultants, expiring 5 July 2009. The options are subject to a four month hold period.

ITEM 9.     THE OFFER AND LISTING

A.     The Offer and Listing Details

The following table outlines the annual high and low market prices for the five most recent fiscal periods:

Fiscal Period	High	Low
January 31, 2004	.30	.25
January 31, 2003	.12	.04
January 31, 2002	.66	.10
January 31, 2001	1.25	.42
January 31, 2000	2.87	.95

The following table outlines the high and low market prices for each fiscal financial quarter for the two most recent fiscal periods and any subsequent period:

Fiscal Quarter	High	Low

April 30, 2004	.89	.82
January 31, 2004	.30	.25
October 31, 2003	.17	.14
July 31, 2003	.09	.08
April 30, 2003	.08	.05
January 30,2003	.08	.045
July 31, 2002	.27	.10
April 30, 2002	.12	.08

The following table outlines the high and low market prices for each of the most recent six months:

Month	High	Low

June 30, 2004	.83	.80
May 31, 2004	.81	.78
April 30, 2004	.89	.82
March 31, 2004	.80	.74
February 28, 2004	.55	.475

B.     Plan of Distribution

Not applicable.

C.     Markets

The Company's common shares trade on the TSX Venture Exchange in British Columbia, Canada under the symbol "POM”. The Company's common shares commenced trading April 1984. In August 2000, the Company listed on the OTCBB under the symbol “POMGF”.

D.     Selling Shareholders

Not applicable.

E.     Dilution

Not applicable.

F.     Expense of the issue

Not applicable.

ITEM 10.     ADDITIONAL INFORMATION

A.     Share Capital

Not applicable.

B.     Memorandum and articles of association

The Company’s Certificate of Incorporation and Articles/By-Laws are Incorporated by Reference to Form 20-FR. The Company confirms no changes have been made the Company’s Articles/ByLaws.

C.     Material Contracts

The Company has not entered into any material contracts for the past two fiscal periods ending January 31, 2004 and January 31, 2003 other than those contracts entered into in the ordinary course of business.

D.     Exchange Controls

There are currently no governmental laws, decrees, regulations or other legislation of Canada, which affects the import or export of capital, including the availability of cash and cash equivalents for use by the Company. For a general discussion of the remittance of dividends, interest or other payments to non-resident holders of the Common Shares. See "E. Taxation".

E.     Taxation

Taxation - The following summary of the material Canadian federal income tax considerations generally applicable in respect of the common shares reflects the Company’s opinion. The tax consequences to any particular holder of common shares will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder’s particular circumstances. This summary is applicable only to holders who are resident in the United States, have never been resident in

Canada, deal at arm’s length with the Company, hold their common shares as capital property and who will not use or hold the common shares in carrying on business in Canada. Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in Canada and elsewhere.

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the “Tax Act, or ITA”) and the Canada-United States Tax Convention as amended by the Protocols thereto (the “Tax Convention”) as at the date of the Annual Report and the current administrative practices of Revenue Canada, Customs, Excise and Taxation. This summary does not take into account Canadian provincial income tax consequences.

This summary is not exhaustive of all possible income tax consequences. It is not intended as legal or tax advice to any particular holder of common stock and should not be so construed. Each holder should consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

North American Free Trade Agreement (Canada) - The Investment Act was amended with the North American Free Trade Agreement (NAFTA) to provide for special review thresholds for Americans (including “American-controlled “entities” as defined in the Investment Act). Under the Investment Act, as amended, an investment in the Registrant’s common shares by an American would be review able only if it was an investment to acquire control of the Registrant and the value of the assets of the Registrant was equal to or greater than a specified amount (the “Review Threshold”), which increases in stages. The Review Threshold is currently $150 million.

Disposition of Common Shares - If a non-resident were to dispose of common shares of the Company to another Canadian corporation which deals or is deemed to deal on a non-arm’s length basis with the non-resident and that, immediately after the disposition, is connected with the Company (i.e., which holds shares representing more than 10% of the voting power and more than 10% of the market value of all issued and outstanding shares of the Company), the amount by which the fair market value of any consideration (other than any shares of the purchaser corporation) exceeds the paid-up capital of the common shares sold will be deemed to be taxable as a dividend paid by the purchasing corporation, either immediately or eventually by means of a deduction in computing the paid-up capital of the purchasing corporation, and subject to withholding taxes as described below.

Under the Tax Act, a gain from the sale of common shares by a non-resident will not be subject to Canadian tax, provided the shareholder (and/or persons who do not deal at arm’s length with the shareholder) have not held a “substantial interest” in the Company (25% or more of the shares of any class of the Company’s stock) at any time in the five years preceding the disposition. Generally, the Tax Convention will exempt from Canadian taxation any capital gain realized by a resident of the United States, provided that the value of the common shares is not derived principally from real property situated in Canada.

Dividend - In the case of any dividends paid to non-residents, the Canadian tax is withheld by the Company, which remits only the net amount to the shareholder. By virtue of Article X of the Tax Convention, the rate of tax on dividends paid to residents of the United States is generally limited to 15% of the gross dividend (or 5% in the case of certain corporate shareholders owning at least 10% of the Company’s voting shares upon ratification of the Protocol amending the treaty. In the absence of the Tax Convention provisions, the rate of Canadian withholding tax imposed on non-residents is 25% of the gross dividend. Stock dividends received by non-residents from the Company are taxable by Canada as ordinary dividends and therefore the withholding tax rates will be applicable.

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

Capital Gains - A non-resident of Canada is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of a class that is listed on a prescribed stock exchange unless the share represents “taxable Canadian property” to the holder thereof. A common share of the Company will be taxable Canadian property to a non-resident holder if, at any time during the period of five years immediately preceding the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arm’s length, or the nonresident holder and persons with whom he/she did not deal at arm’s length owned 25% or more of the issued shares of any class or series of the Company. In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is resident in the United States, no Canadian tax will be payable on a capital gain realized on such shares by reason of the Tax Convention unless the value of such shares is derived principally from real property situated in Canada or the nonresident holder previously held the shares while resident in Canada. The Company believes that the value of its common shares is not derived from real property situated inside Canada.

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

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (“the Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, the discussion does not consider the potential effects, both adverse and beneficial, of possible legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of common shares of the Company should consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. Holders - As used herein, a (“U.S. Holder”) includes a holder of common shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof and any other person or entity whose ownership of common shares of the Company is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of common shares of the Company is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

Distributions on Common Shares of the Company - U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States Federal Income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s United States Federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Foreign Tax Credit - A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his/her or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company - A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company. This gain or loss will be capital gain or loss if the common shares are capital asset in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations - In the following four circumstances, the above sections of the discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Company. However, on the basis of (a) the number of shareholders of its common shares, (b) the majority ownership of its shares by Canadian residents, and c) the majority of its assets are actively managed (not passively held), the Company believes that its is neither a “Foreign Personal Holding Company”, “Foreign Investment Company”, “Passive Foreign Investment Company”, nor a “Controlled Foreign Corporation”.

Foreign Personal Holding Company - If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 50% or more of the Company’s gross income for such year was derived from certain passive sources (e.g. from dividends received from its subsidiaries), the Company would be treated as a “foreign personal holding company”. In that event, U.S. Holders that hold common shares of the Company would be required to include in gross income for such year their allowable portions of such passive income to the extent the Company does not actually distribute such income.

Foreign Investment Company - If 50% or more of the combined voting power or total value of the Company outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company - As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company (“PFIC”), as defined in Section 1297 of the Code, depending upon the percentage of the Company’s income which is passive, or the percentage of the Company’s assets which is held for the purpose of producing passive income. Certain United States income tax legislation contains rules governing PFICs which can have significant tax effects on U.S. shareholders of foreign corporations. These rules do not apply to non-U.S. shareholders. Section 1297(a) of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the company is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. The taxation of a US shareholder who owns stock in a PFIC is extremely complex and is therefore beyond the scope of this discussion. US persons should consult with their own tax advisors with regards to the impact of these rules.

Controlled Foreign Corporation - If more than 50% of the voting power of all classes of stock or the total value of the stock of the Company is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of stock of the Company or the total value of the stock of (“United States shareholder”), the Company could be treated as a controlled foreign corporation” under Subpart F of the Code.

This classification would effect many complex results including the required inclusion by such United States shareholders in income of their pro rata share: of “Subpart F Income” (as specially defined by the Code) of the Company; of the Company’s earnings invested in U.S. property; and of earnings invested “excess passive assets” (as specifically defined by the Code). The Company, in addition, under Section 1248 of the Code, gain from the sale or exchange of common shares of the Company by a U.S. person who is or was a United States shareholder (as defined in the Code) at any time during the five years period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the Company attributable to the stock sold or exchanged. Because of the complexity of Subpart F, and because it is not clear that the Company is a controlled foreign corporation, a more detailed review of these rules is outside of the scope of this discussion.

F.     Dividends and Paying Agents

Not applicable.

G.     Statements by Experts

Patrick G. Downey,P.Eng. of Patrick Downey & Associates Ltd. graduated with an Honours Degree of Bachelor of Science in Engineering from Queen University of Belfast, Ireland in 1982 and is a registered Professional Engineer (No. 18474) by the Association of Professional Engineers and Geoscientists of British Columbia and has worked as an Engineer for a total of 22 years since graduation from university.

Patrick Downey, by reason of education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, fulfills the requirements to be a “qualified person” for the purposes of NI 43-101.

Patrick Downey is responsible for the preparation of the technical report entitled “Independent Technical Report on the Northmet Project” dated July 22, 2004 (the “Updated Technical Report”) relating to the Northmet Project property referenced herein and disclosure of same consented to in the Certificate of Author dated July 22, 2004.

H.     Documents on Display

All documents referred to in this Form 20-F are available for inspection at the office of the Company, listed below, during normal office hours.

Polymet Mining Corp.
#1116 – 925 West Georgia Street
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

Judiciary Plaza	500 West Madison
Room 1024	Suite 1400
Washington, DC 20549	Chicago, IL 60661

I.     Subsidiary Information

Not Applicable.

ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company is exposed only to market risk from changes in foreign currency exchange, although the exposure is not considered sufficient to have a material effect on our results of operations and financial condition. The Company’s only means of funding is by way of equity financing which would be completed in Canadian Funds. The result of which exposes the Company to foreign currency exchange rate risk as our reporting currency is the U.S. dollar. Polymet holds financial instruments in Canadian dollars. A depreciation of the Canadian dollar against the United States dollar will decrease the fair value and an appreciation of the Canadian dollar against the U.S. dollar will increase the fair value of such financial instruments.

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

Not Applicable.

ITEM 13.     DEFAULT, DIVIDEND ARREARAGES AND DELINQUENCIES –

None

ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHT OF SECURITY HOLDERS AND USE OF PROCEEDS

Option Re-pricing

On 5 May 2003, consent resolutions were approved to re-price the 541,052 previously granted options from CDN $0.25 to CDN $0.10 per share and to amend the expiry date to 17 March 2007, subject to regulatory approval.

Shareholder Rights Plan

Effective 4 December 2003, the Company adopted a Shareholder Rights Plan (“Rights Plan”), subject to the ratification by the Company's shareholders at a meeting to be held within six months of the date of the Rights Plan, such approval was received on May 28, 2004. Under the Rights Plan, the Company has issued one right for no consideration in respect of each outstanding common share of the Company to all holders of record of common shares on 4 December 2003. All common shares issued by the Company during the term of the Rights Plan will have one right represented by the certificates representing the common shares of the Company. The term of the Rights Plan is 10 years, unless the rights are earlier redeemed or exchanged. The Rights issued under the Rights Plan become exercisable only if a party acquires 20% or more of the Company's common shares without complying with the Rights Plan or without the approval of the Board of Directors of the Company.

Each Right entitles the registered holder thereof to purchase from the Company on the occurrence of certain events, one common share of the Company at the price of CDN$50 per share, subject to adjustment (the “Exercise Price”). However, if a Flip-in Event (as defined in the Rights Plan) occurs, each Right would then entitle the registered holder to receive, upon payment of the Exercise Price, that number of common shares that have a market value at the date of that occurrence equal to twice the Exercise Price. The Rights are not exercisable until the Separation Time as defined in the Rights Plan.

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

ITEM 16A.    Audit Committee Financial Expert

As at the Company’s financial year ended January 31, 2004, the audit committee consisted of three directors, one of whom would be determined as a financial expert.

Ian Forrest

Mr. Forrest is a Chartered Accountant practicing in Geneva and specializing in finance, banking and tax consulting. He is a director of two Canadian public companies, Caledonian Mining Corporation and Mengold Resources Inc.

David Dreisinger

Dr. Dreisinger is a professor in the Faculty of Applied Science, Department of Metal and Materials Engineering, at the University of British Columbia and holds the prestigious Industrial Research Chair in Hydrometallurgy. In addition to his professorship, Dr. Dreisinger is a consultant to many of the major mining companies worldwide. Dr. Dreisinger is co-inventor of the PLATSOL™ process which management sees as the major discriminator in the technical success of the NorthMet project. Dr. Dreisinger will be responsible for guiding process related matters as the Company advances through feasibility study and operations.

ITEM 16B.     CODE OF ETHICS

During the Company’s current fiscal year the Board of Directors adopted it Corporate Governance Policy with included the Corporate Governance Mandate, Audit Committee Mandate, Compensation Committee Mandate and a Code of Ethics, in accordance with the requirements of this Annual Report.

The Company recently created a new and more informative website and is in the process of updating it to include its Corporate Governance Policy, Mandates and Code of Ethics on such site.

ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following outlines the expenditures for accounting fees for the last two fiscal periods ended:

	January 31 2004	January 31 2003

Audit Fees	15,500	15,500
Audit Related Fees	0	0
Tax Fees	3,500	3,500
All Other Fees	0	0

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

Audited Financial Statements for Fiscal 2004/2003/2002 ended January 31st.

ITEM 18.     FINANCIAL STATEMENTS

Not Applicable

ITEM 19.     EXHIBITS

1.	Certificate of Incorporation and Articles/By-Laws -- Incorporated by Reference to Form 20-FR, Form 20-F Annual Reports, and Form 6-K's --

2.	Instruments defining the rights of holders of equity or debt securities being registered. -- Refer to Exhibit No. 1 --

3.	Material Contracts: -- Incorporated by Reference to Form 20-FR, Form 20-F Annual Reports, and Form 6-K's --

4.	Foreign Patents: Not Applicable

5.	Diagram of Parent and Subsidiaries -- Incorporated by Reference to Form 20-FR, Form 20-F Annual Reports, and Form 6-K's –

6.	Technical Report dated July 22, 2004 prepared by Patrick Downey & Associates Ltd. Attached.

7.	Code of Ethics

8.	Other Exhibits: -- Incorporated by Reference to Form 20-FR, Form 20-F Annual Reports, and Form 6-K's --

12.1	Section 302 Certification of Chief Executive Officer

12.2	Section 302 Certification of Chief Financial Officer

13.1	Section 906 Certification of Chief Executive Officer

13.2	Section 906 Certification of Chief Financial Officer

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated: July 28, 2004.

POLYMET MINING CORP. /s/ William Murray Name: William Murray Title: Chief Executive Officer

POLYMET MINING CORP.

An Exploration Stage Company

CONSOLIDATED FINANCIAL STATEMENTS

31 JANUARY 2004

U.S. Funds

AUDITORS’ REPORT

To the Shareholders of PolyMet Mining Corp.:

We have audited the consolidated balance sheets of PolyMet Mining Corp. as at 31 January 2004 and 2003 and the consolidated statements of shareholders’ equity, loss and cash flows for the years ended 31 January 2004, 2003 and 2002, and cumulative from inception (4 March 1981) through 31 January 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at 31 January 2004 and 2003 and the results of its operations and cash flows for the years ended 31 January 2004, 2003 and 2002, and cumulative from inception (4 March 1981) through 31 January 2004 in accordance with Canadian generally accepted accounting principles.

Vancouver, B.C.	STALEY, OKADA & PARTNERS
30 March 2004	CHARTERED ACCOUNTANTS

COMMENTS BY AUDITORS FOR U.S. READER ON CANADA - U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when financial statements are affected by future events, the outcome of which is indeterminable. As discussed in Note 1, the Company’s continued existence as a going concern is dependent upon the future economic success of its exploration and development activities, the Company’s ability to continue to secure adequate financing and the Company achieving a positive cash flow and profitable operations. Our report to the shareholders dated 30 March 2004, is expressed in accordance with Canadian reporting standards, which do not require a reference to such going concern considerations in the auditors’ report when the situation is adequately disclosed in the financial statements.

Vancouver, B.C.	STALEY, OKADA & PARTNERS
30 March 2004	CHARTERED ACCOUNTANTS

PolyMet Mining Corp.	Statement 1
An Exploration Stage Company
Consolidated Balance Sheet
As at 31 January
U.S. Funds

ASSETS	2004	2003
Current
Cash	$495,551	$3,187
Accounts receivable	21,881	6,216
Prepaid expenses	5,466	-
	522,898	9,403
Investments (Note 4)	253	253
Property, Plant and Equipment (Note 6)	501,786	41,971
	$1,024,937	$51,627

LIABILITIES
Current
Accounts payable	$99,372	$82,628

Continued Operations (Note 1)

SHAREHOLDERS’ EQUITY (DEFICIENCY)
Share Capital - Statement 2 (Note 7)
Authorized:
1,000,000,000 common shares without
Issued and fully paid:
	2004	2003

	44,089,554	31,755,026	shares	15,177,765	14,129,447
For cash
For property	902,500	902,500	shares	54,003	54,003
For stock-based
compensation	-	-	Shares	55,048	-
	44,992,054	32,657,526	shares	15,286,816	14,183,450

				(14,361,251)	(14,214,451)
Deficit - Cumulative Net Losses Since
Inception - Statement 2				925,565	(31,001)

				$1,024,937	$51,627

ON BEHALF OF THE BOARD:

                                        “William Murray”
Director

                                        “David Dreisinger”
Director

- See Accompanying Notes -

PolyMet Mining Corp.	Statement 2
An Exploration Stage Company
Consolidated Statement of Shareholders’
Equity
U.S. Funds

	Common Shares
		Issued and Fully
	Authorized	Paid
	Shares	Shares	Amount	Deficit	Total
Balance -
31 January 2001	1,000,000,000	29,228,603	$13,905,737	$(12,587,010)	$1,318,727
Loss for the year
- Statement 3	-	-	-	(1,155,762)	(1,155,762)
Shares issued for
cash:
Private
placements	-	3,428,923	286,405	-	286,405
Less: Issuance
costs	-	-	(8,692)	-	(8,692)
Balance -
31 January 2002	1,000,000,000	32,657,526	14,183,450	(13,742,772)	440,678
Loss for the year
- Statement 3	-	-	-	(471,679)	(471,679)
Balance -
31 January 2003	1,000,000,000	32,657,526	14,183,450	(14,214,451)	(31,001)
Loss for the year	-	-	-	(146,800)	(146,800)
Shares issued for
cash:
Private
placements	-	11,648,318	1,035,071	-	1,035,071
Less: Issuance
costs	-	-	(42,946)	-	(42,946)
Exercise of
warrants	-	486,610	40,808	-	40,808
Exercise of
options	-	89,600	5,210	-	5,210
Shares issued to
settle debt	-	50,000	3,634	-	3,634
Shares issued for
finders’ fee	-	60,000	6,541	-	6,541
Stock-based
compensation	-	-	55,048	-	55,048
Balance -
31 January 2004	1,000,000,000	44,992,054	$15,286,816	$(14,361,251)	$925,565

- See Accompanying Notes -

PolyMet Mining Corp.	Statement 3
An Exploration Stage Company
Consolidated Statement of Loss
For the Years Ended 31 January
U.S. Funds

				Cumulative
				From
				Inception
				(4 March 19
				81)
				Through
				31 January
	2004	2003	2002	2004
General and Administrative
Administration fees and wages	$84,508	$143,146	$259,606	$2,048,352
Professional fees	58,806	27,358	59,330	702,066
Stock-based compensation expense	55,048	-	-	55,048
Travel and automotive	25,278	10,074	33,987	316,635
Consulting fees	21,278	27,267	47,226	188,248
Transfer agent and filing fees	20,221	7,205	6,510	157,741
Office and telephone	9,106	51,942	51,685	596,807
Rent	8,767	26,158	30,376	727,499
Shareholders’ information	5,032	14,880	72,120	471,848
Interest expense (income), net	380	15,413	(25,973)	(517,776)
Amortization	275	5,606	20,517	109,431
Licenses, dues and taxes	-	1,882	3,072	93,915
Investor relations and financing	-	955	36,175	659,139
Conventions	-	-	445	68,611
Property search	-	-	-	124,454
Bad debts	-	-	-	37,493
Loss Before the Undernoted	288,699	331,886	595,076	5,839,511
Other Expenses (Income)
Pre-feasibility exploration costs
- Schedule 1	91,616	112,318	606,162	9,020,542
Loss (gain) on disposal of investments	-	5,717	(45,476)	(378,115)
Write down of investments to market value	-	-	-	197,884
Gain on foreign exchange conversion	(22,230)	-	-	(22,230)
Loss (gain) on sale of resource properties	(219,925)	-	-	(337,219)
Loss (gain) on sale of property, plant and	8,640	21,758	-	40,878
	(141,899)	139,793	560,686	8,521,740

Loss for the Year	$146,800	$471,679	$1,155,762	$14,361,251

Loss per Share	$(0.00)	$(0.01)	$(0.04)

Weighted Average Number of Shares	35,452,26	32,657,52	31,943,55

- See Accompanying Notes -

PolyMet Mining Corp.	Statement 4
An Exploration Stage Company
Consolidated Statement of Cash Flows
For the Years Ended 31 January
U.S. Funds

				Cumulative
				From
				Inception
				(4 March 19
				81)
				Through
				31 January
	2004	2003	2002	2004
Operating Activities
Loss for the year	$(146,800)	$(471,679)	$(1,155,762)	$(14,361,251)
Adjustments to reconcile loss to net cash
Amortization	275	6,321	22,233	119,839
Stock-based compensation expense	55,048	-	-	55,048
Loss (gain) on disposal of investments	-	5,717	(45,476)	(378,115)
Write-down of investments to market	-	-	-	197,884
Loss (gain) on sale of resource	(219,925)	-	-	(337,219)
Loss (gain) on sale of property, plant	8,640	21,758	-	40,878
Changes in current assets and liabilities
Accounts receivable	(15,665)	16,021	(9,540)	(21,881)
Prepaid expenses	(5,466)	18,649	2,619	(5,466)
Accounts payable	20,378	19,583	(359,203)	103,006
Net cash used in operating
activities	(303,515)	(383,630)	(1,545,129)	(14,587,277)
Financing Activities

Share capital - for cash	1,044,684	-	277,713	15,174,131

Net cash provided by financing activities	1,044,684	-	277,713	15,174,131

Investing Activities
Purchase of property, plant and equipment	(502,061)	-	(2,456)	(755,798)
Proceeds on disposal of property, plant	33,331	48,301	-	93,295
Proceeds on disposal of investments	-	15,908	51,540	842,009
Proceeds on sale of resource property	219,925	-	-	219,925
Purchase of investments	-	-	-	(490,734)
Net cash used in investing activities	(248,805)	64,209	49,084	(91,303)

Net Increase (Decrease) in Cash	492,364	(319,421)	(1,218,332)	495,551
Cash Position - Beginning of year	3,187	322,608	1,540,940	-
Cash Position - End of Year	$495,551	$3,187	$322,608	$495,551

Schedule of Non-Cash
Investing and Financing
Activities
Share capital issued for debt settlement	$3,634	$-	$-	$3,634
Share capital issued for resource property	$-	$-	$-	$54,003
Investments received on sale of resource
properties	$-	$-	$-	$171,297

- See Accompanying Notes -

PolyMet Mining Corp.	Schedule 1
An Exploration Stage Company
Consolidated Schedule of Pre-Feasibility
Exploration Costs
For the Years Ended 31 January
U.S. Funds

						Cumulative
						From
						Inception
						(4 March
						1981)
	NorthMet	Marathon				Through
	Minnesota	Ontario				31 January
	U.S.A.	Canada	2004	2003	2002	2004
Direct
Amortization	$-	$-	$-	$715	$1,716	$10,408
Camp and general	4,750	-	4,750	6,745	64,569	795,176
Cost recovery	-	-	-	-	-	(295,607)
Drilling	-	-	-	20,726	80,123	2,125,352
Environmental	-	-	-	-	2,172	394,144
Field transportation	-	-	-	3,963	2,300	573,658
Geological and
geophysical	-	-	-	-	49,310	1,783,331
Government grants	-	-	-	-	-	(111,961)
Land lease, taxes and
licenses	-	1,154	1,154	1,851	2,884	387,503
Metallurgical	10,712	-	10,712	1,545	81,195	1,741,214
Mine planning	-	-	-	-	-	203,720
Staking and periodic
option payments
- Cash	75,000	-	75,000	76,773	95,361	1,075,404
- Shares	-	-	-	-	-	54,003
Roadwork	-	-	-	-	-	112,975
Sampling, survey and
studies	-	-	-	-	226,532	1,145,059

Total Costs for the
Year	90,462	1,154	91,616	112,318	606,162	9,994,379
Option Payments and
Sales Proceeds	-	-	-	-	-	(973,837)

Net Costs for the Year	$90,462	$1,154	$91,616	$112,318	$606,162	$9,020,542

- See Accompanying Notes -

PolyMet Mining Corp.
An Exploration Stage Company
Notes to Consolidated Financial Statements
31 January 2004
U.S. Funds

1.

Continued Operations

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a “going concern”, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The Company has incurred significant operating losses over the past several fiscal years, has cumulative net losses since inception of $14,361,251, has significant expenditure requirements to continue its exploration and development activities on the NorthMet property and has significant cash requirements to complete its option agreement on the Cleveland Cliffs property, plant and equipment.

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

PolyMet Mining, Inc. was incorporated in Minnesota, U.S.A. to hold the NorthMet Lease (Note 5a).

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

Ownership in mineral interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral interests. The Company has investigated ownership of its mineral interests and, to the best of its knowledge, ownership of its interests are in good standing.

PolyMet Mining Corp.
An Exploration Stage Company
Notes to Consolidated Financial Statements
31 January 2004
U.S. Funds

2.	Significant Accounting Policies - Continued

c)

Amortization

The Company provides for amortization of its property, plant and equipment as follows:

Furniture and equipment - Straight-line over 5 - 10 years Computers - Straight-line over 5 years

Assets are not amortized by the Company until they are put into use.

d)

Investments

The Company carries its long-term portfolio investments at cost. Investments are written down to net realizable value when there has been a loss in value of the investment, which is other than a temporary decline.

e)

Loss Per Share

Basic earnings (loss) per share is computed by dividing income (loss) available to common shareholders by the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the “if converted” method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

f)

Conversion of Foreign Currency

The accounts of the Company are prepared in U.S. funds and the company’s Canadian operations are translated into U.S. dollars as follows:

  Monetary assets and liabilities at year-end rates,
  All other assets and liabilities at historical rates, and
  Revenue and expense items at the average rate of exchange prevailing during the year.

Exchange gains and losses arising from these transactions are reflected in income or expense in the year.

g)

Environmental Expenditures

The operations of the Company may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable. The Company’s policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.

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

PolyMet Mining Corp.
An Exploration Stage Company
Notes to Consolidated Financial Statements
31 January 2004
U.S. Funds

2.	Significant Accounting Policies - Continued

h)

Management’s Estimates

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

j)

Income Taxes

Income taxes are calculated using the asset and liability method. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. Temporary differences arising on acquisitions result in future income tax liabilities or assets. The benefits of losses available for carry-forward to future years for tax purposes are recognized to the extent that realization of such benefits is more likely than not.

k)

Stock-Based Compensation – Change in Accounting Policy

The Company adopted the recommendations of CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments, effective for all awards granted on or after 1 February 2003. This established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

As encouraged by CICA Handbook Section 3870, the Company has enacted prospectively early adoption of the fair value based method of accounting for awards issued to employees for the fiscal year beginning 1 February 2003.

The new standard requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method. In prior years, stock-based compensation expense was only recognized when stock-based compensation awards were made to non-employees, while pro-forma disclosure was acceptable for awards made to employees.

PolyMet Mining Corp.
An Exploration Stage Company
Notes to Consolidated Financial Statements
31 January 2004
U.S. Funds

2.	Significant Accounting Policies - Continued

l)

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers cash and cash equivalents to include amounts held in banks and highly liquid debt investments with remaining maturities at point of purchase of three months or less. The Company places its cash and cash investments with institutions of high credit worthiness. At times, such investments may be in excess of federal insurance limits.

3.

Fair Value of Financial Instruments

The carrying value of cash, accounts receivable, accounts payable and investments (Note 4) approximates the fair value of these financial instruments due to their short-term maturity or capacity of prompt liquidation.

4.	Investments Details are as follows:

	Market	2004	2003
	Value
American Platinum Inc.	$-	$1	$1
Aloak Corp.	25	252	252
	$25	$253	$253

These investments represent minority interests of less than 10% in the respective companies.

5.	Resource Property Agreements The Company’s material resource property agreements are as follows:

a)

NorthMet, Minnesota, U.S.A. - Lease

By an agreement dated 4 January 1989 and a subsequent amendment, the Company entered into a lease agreement with USX Corporation (“USX”) on certain lands in St. Louis County, Minnesota. The term of the lease is 20 years and calls for total annual lease payments of $1,475,000. All lease payments have been paid or accrued to 31 January 2004. The lessor has indicated that the Company does not have the required appropriate insurance coverage pursuant to the terms of the agreement. The Company intends to acquire appropriate insurance coverage as it re-activates field programs and feasibility study work in the 2005 fiscal year. The agreement requires future annual lease payments of $75,000 by 4 January 2005 and $150,000 from 4 January 2006 to 2009.

PolyMet Mining Corp.
An Exploration Stage Company
Notes to Consolidated Financial Statements
31 January 2004
U.S. Funds

5.	Resource Property Agreements - Continued

a)

NorthMet, Minnesota, U.S.A. – Lease, continued

The Company can, at its option, terminate the lease at any time by giving written notice to the lessor not less than 90 days prior to the effective termination date or can extend the 20-year term by continuing to make $75,000 annual lease payments on each successive anniversary date.

The lease payments are considered advance royalty payments and shall be deducted from future production royalties payable to the lessor, which range from 3% to 5% based on the net smelter return received by the Company. The Company’s recovery of the advance royalty payments is subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year.

Subsequent to the year, USX assigned the lease to RGGS Land & Minerals Ltd., L.P.

b)

Cleveland Cliffs Option, Minnesota, U.S.A.

By a Memorandum of Understanding dated 5 December 2003, the Company has obtained an option to acquire certain equipment from Cleveland Cliffs of Cleveland, Ohio (“Cliffs”) located near the Company’s NorthMet projects as well as certain other infrastructure facilities. Under the terms of the agreement Cliffs will maintain available designated elements of the facility while the Company develops its feasibility study on the NorthMet project (Note 5a).

As consideration for the exclusive option, the Company has agreed to a cash payment of $500,000 by 31 January 2004 (paid) and the issuance to Cliffs of 1,000,000 common shares (issued 30 March 2004) to maintain the exclusive rights until 30 June 2006.

Within six months of completion of a bankable feasibility study for the NorthMet project the Company shall complete the acquisition for agreed upon consideration.

In due course, the Company will assume all environmental liabilities and obligations relating to those facilities and lands, with a view to Cliffs being released therefrom by the State of Minnesota.

The Memorandum of Understanding is subject to approval by the Board of Directors of the Company (obtained) and by Canadian regulatory authorities (obtained). The parties are currently drafting a formal option agreement (signed 16 February 2004).

Either party may terminate the agreement if the property transfers have not occurred by 30 June 2006 unless a written extension has been agreed upon. Such extension may not be unreasonably refused.

PolyMet Mining Corp.
An Exploration Stage Company
Notes to Consolidated Financial Statements
31 January 2004
U.S. Funds

5.	Resource Property Agreements - Continued

c)

Other properties - Marathon, Ontario, Canada

By an agreement dated 6 November 2000, the Company granted a third party the option to acquire a 50% working interest in certain leased mineral properties located in Ontario, Canada referred to as the Marathon property. During the year ended 31 January 2004, the Company received termination notification from the optionee.

By an agreement dated 12 September 2003, which closed on 21 January 2004, the Company sold the Marathon leases and related land for proceeds of $250,000. Details of the related gain (loss) on sale are as follows:

	Marathon	Marathon
	Leases	Land	Total
Proceeds	$219,925	$30,075	$250,000
Cost	-	(38,582)	(38,582)
Gain (loss) on sale	$219,925	$(8,507)	$211,418

6.	Property, Plant and Equipment Details are as follows:

			2004	2003
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value
Cleveland Cliffs option (Note 5 b)	$500,000	$-	$500,000	$-
Land	-	-	-	38,582
Furniture and equipment	2,061	275	1,786	1,017
Computers	-	-	-	2,372
	$502,061	$275	$501,786	$41,971

7.	Share Capital

a)
The share issuances during 2004 included three private placements for a total of 11,648,318 shares at prices ranging from CDN $0.0525 to CDN $0.15 per share for proceeds of $1,035,071. Each of the private placements included share purchase warrants (Note 7d). Share issuance costs in the amount of $42,946 were incurred in respect of these private placements.

No shares were issued during the year ended 31 January 2003.

b)
The Company has a stock option plan that covers its employees and directors. The options are granted for varying terms ranging from two to five years. During the year, the Company increased the maximum number of common shares under the stock option plan to 3,754,574 and granted 2,591,500 (2003 - 550,000) options and re-priced 541,052 options.

PolyMet Mining Corp.
An Exploration Stage Company
Notes to Consolidated Financial Statements
31 January 2004
U.S. Funds

7.	Share Capital - Continued

Details of stock option activity is as follows:

	2004	2003
	Options	Options

Outstanding - Beginning of year	1,851,052	1,858,552

Granted	2,591,500	550,000
Re-priced and extended expiry	541,052	-
Cancelled options for re-pricing
and extension	(541,052)	-

Forfeited or expired	(810,000)	(557,500)
Exercised	(89,600)	-

Outstanding - End of year	3,542,952	1,851,052

As at 31 January 2004, the following director, former director and employee share purchase options were outstanding:

	Prior
	Exercise	Exercise
	Price	Price
Expiry Date	(CDN)	(CDN)	Number
17 March 2007	$ 0.25	$ 0.10	441,052
17 March 2007	$ 0.46	$ 0.10	100,000
7 January 2008	-	$ 0.08	410,400

18 July 2008	-	$ 0.10	1,641,500
3 October 2008	-	$ 0.13	950,000

			3,542,952

As at 31 January 2004 all options had vested and were exercisable, except for the 950,000 options granted during the year at CDN $0.13 per share. These options may not be exercised until approved by the shareholders at the next annual general meeting. The weighted average exercise price per option was CDN $0.11 per share and the weighted average remaining contractual life of the options was 4.26 years.

c)

Stock-Based Compensation

During the year ended 31 January 2004, the Company re-priced 541,052 options to CDN $0.10 and issued 1,641,500 options to directors, officers, and employees with an exercise price of CDN $0.10 per option. The fair value of stock option compensation is $55,048, which has been recorded in the accounts of the Company. The weighted average grant-date fair value of options granted is CDN $0.05. This value is estimated at the date of the grant using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Risk-free interest rate	2.68%
Expected dividend yield	Nil
Expected stock price volatility	103%
Expected option life in years	4 to 5

PolyMet Mining Corp.
An Exploration Stage Company
Notes to Consolidated Financial Statements
31 January 2004
U.S. Funds

7.	Share Capital - Continued

During the year ended 31 January 2004, the Company also granted an additional 950,000 options at CDN $0.13 per share. These options are not exercisable until shareholder approval is obtained at the next annual general meeting. Accordingly, the related fair value of stock-based compensation of $70,265 will not be recorded until the grant is approved and the options become exercisable.

During the prior year ended 31 January 2003, the Company issued 500,000 options to a director with an exercise price of CDN $0.08 and 50,000 options to an officer with an exercise price of CDN $0.10 per option. Had the fair value based method been used to value these options, the Company’s loss and loss-per-share amounts for the year would have been adjusted to the pro forma amounts as follows:

2003

As Reported	$471,679
Pro forma	$489,992
Loss Per Share
As Reported	$0.01
Pro forma	$0.01

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

2003
Risk-free interest rate	4.08%
Expected dividend yield	NIL
Expected stock price volatility	93%
Expected life of options	5 years

The weighted average grant-date fair value of options granted in the prior year was CDN $0.05 per option.

d)	Details of stock purchase warrant activity is as follows:

	2004	2003
	Warrants	Warrants
Outstanding - Beginning of year	3,428,923	3,428,923
Issued - April 2003 private placement	1,904,760	-
- July 2003 private placement	1,373,446	-
- January 2004 private placement	3,498,333	-
Exercised - April 2003 private placement	(486,610)	-
Outstanding - End of year	9,718,852	3,428,923

As at 31 January 2004, the following share purchase warrants were outstanding:

	Per Common
	Share		Common
	Exercise Price	Warrants	Share
Expiry Date	(CDN)	Outstanding	Entitlement
16 November 2006	$0.20	3,428,923	3,428,923
8 May 2004	$0.10	1,418,150	1,418,150
24 September 2005 (i)	$0.15	1,373,446	1,373,446
2 February 2006 (ii)	$0.25	3,498,333	3,498,333
		9,718,852	9,718,852

(i)	The exercise price in the first year to 24 September 2004 at $0.15 per common share and in the second year to 24 September 2005 at $0.17 per common share.
(ii)
The exercise price is $0.25 per share and the expiry date is 2 February 2006, provided that should the Company’s shares trade on the TSX Venture Exchange at over CDN$0.50 per share for over 25 consecutive trading days, the warrants will terminate 30 days thereafter.

e)

Shareholder Rights Plan

Effective 4 December 2003, the Company adopted a Shareholder Rights Plan (“Rights Plan”), subject to the ratification by the Company's shareholders at a meeting to be held within six months of the date of the Rights Plan. Under the Rights Plan, the Company has issued one right for no consideration in respect of each outstanding common share of the Company to all holders of record of common shares on 4 December 2003. All common shares issued by the Company during the term of the Rights Plan will have one right represented by the certificates representing the common shares of the Company. The term of the Rights Plan is 10 years, unless the rights are earlier redeemed or exchanged. The Rights issued under the Rights Plan become exercisable only if a party acquires 20% or more of the Company's common shares without complying with the Rights Plan or without the approval of the Board of Directors of the Company.

Each Right entitles the registered holder thereof to purchase from the Company on the occurrence of certain events, one common share of the Company at the price of CDN$50 per share, subject to adjustment (the “Exercise Price”). However, if a Flip-in Event (as defined in the Rights Plan) occurs, each Right would then entitle the registered holder to receive, upon payment of the Exercise Price, that number of common shares that have a market value at the date of that occurrence equal to twice the Exercise Price. The Rights are not exercisable until the Separation Time as defined in the Rights Plan.

PolyMet Mining Corp.
An Exploration Stage Company
Notes to Consolidated Financial Statements
31 January 2004
U.S. Funds

8.

Related Party Transactions

In addition to transactions disclosed elsewhere in these financial statements, the Company has conducted transactions with officers, directors and persons or companies related to directors as follows:

	b)	Paid or accrued amounts as follows:

	2004	2003	2002
Administration fees and
wages	$52,388	$103,288	$188,710

	b)	As at 31 January 2004, accounts payable included $NIL (2003 - $18,750) owed to a director.

	c)	Issued 2,143,906 shares and 1,881,476 warrants to related parties on private placements during the year ended 31 January 2004 for cash in the amount of $99,925.

9.	Income Taxes

a)
The Company has approximately CDN $3,769,000 of resource related expenditures in Canada that may be carried forward indefinitely and used to reduce prescribed taxable income in future years. The Company’s U.S. subsidiary has approximately $5,416,000 of resource related expenditures, which may be used to reduce prescribed taxable income in future years. The benefit of these expenditures has not been recorded in the accounts.

b)

The Company and its U.S. subsidiary also have tax losses carried forward available to reduce future taxable income. The benefit of these losses has not been recorded in the accounts and expire as follows:

	Parent
	Company	U.S.
	Amount	Subsidiary
Year	(CDN)	Amount
2005	$-	$8,700
2006	-	14,500
2007	728,700	17,300
2008	481,100	20,100
2009	296,600	23,100
2010	151,300	26,500
2011	324,000	27,900
2012	-	30,000
2018	-	217,600
2019	-	392,500
2020	-	496,700
2021	-	414,400
2022	-	367,400
2023	-	247,400
2024	-	124,500
	$1,981,700	$2,428,600

PolyMet Mining Corp.
An Exploration Stage Company
Notes to Consolidated Financial Statements
31 January 2004
U.S. Funds

10.

Differences Between Canadian and United States Generally Accepted Accounting Principles

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada. The U.S. Securities and Exchange Commission requires that financial statements of foreign companies contain a reconciliation presenting the statements on the basis of accounting principles generally accepted in the U.S. Any differences in accounting principles as they pertain to the accompanying consolidated financial statements are not material except as follows:

	a)	Under Canadian generally accepted accounting principles, long-term portfolio investments may be reported at a cost that is in excess of market value where it is reasonable to assume that the decline in market value may be of a temporary nature. Under U.S. generally accepted accounting principles, the investments are carried at market value on an individual basis and the adjustment is credited or charged to comprehensive income.

b)

Under Canadian generally accepted accounting principles, mineral properties may be carried at cost and written-off or written-down if the properties are abandoned, sold or if management decides not to pursue the properties. Under U.S. generally accepted accounting principles, the Company would periodically review and obtain independent reports in determining adjustments to the mineral properties and records properties at net realizable value. The Company has not yet obtained an independent report and accordingly for U.S. purposes, the properties have been written off. In the past the Company followed the method described above. During the prior year, the Company changed the accounting policy (Note 2), therefore there are no differences between Canadian and United States generally accepted accounting principles.

The effects of the differences in accounting principles on investments, net loss and comprehensive loss are as follows:

	2004	2003	2002

Investments - Canadian basis	$253	$253	$21,878
Adjustment to market	(228)	(228)	(2,545)
Investments - U.S. basis	$25	$25	$19,333

	2004	2003	2002
Contra-equity account for unrealized gains
(losses) on investments
- Canadian basis	$-	$-	$-
Unrealized holding gain (loss) on investments
- Prior years	(228)	(2,545)	68,153
- Current year	-	2,317	(70,698)
Contra-equity account for unrealized gains
(losses) on investments - U.S. basis	$(228)	$(228)	$(2,545)

Net loss - Canadian and U.S. Basis	$146,800	$471,679	$1,155,762
Adjustment of portfolio investments to market	-	(2,317)	70,698
Net loss and comprehensive loss - U.S. basis	$146,800	$469,362	$1,226,460

PolyMet Mining Corp.
An Exploration Stage Company
Notes to Consolidated Financial Statements
31 January 2004
U.S. Funds

11.	Segmented Information The Company is engaged in the mineral exploration industry and conducts its exploration programs in Canada and the U.S. Segmented information on a geographic basis is as follows:

2004	Canada	U.S.	Consolidated
Segment operating loss	$22,327	$124,473	$146,800

Identifiable assets	$519,437	$505,500	$1,024,937

2003
Segment operating loss	$95,217	$376,462	$471,679
Identifiable assets	$40,001	$11,626	$51,627

12.	Subsequent Events In addition to items disclosed elsewhere in these financial statements, the Company conducted the following transactions after 31 January 2004:

	a)	The Company issued 145,400 common shares on exercise of options at CDN $0.08 for proceeds of approximately $8,750.

	b)	The Company issued 95,238 common shares on exercise of warrants at CDN $0.10 for proceeds of approximately $7,150.

c)
The Company granted 620,000 options at CDN $0.40 to employees and officers, expiring 3 March 2008. The options are subject to shareholder approval and are not exercisable until approved at the next annual general meeting.

d)
Subject to shareholder approval, at the next annual general meeting, the maximum number of shares under the Company’s stock option plan will be revised to a rolling 10% of the Company’s issued and outstanding shares.