Form 20-F/A
period 2004-01-31
POLYMET MINING CORP
filed 2005-07-07
CIK 866028

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDED FORM 20-F ANNUAL REPORT
FISCAL ENDED 2004 JANUARY 31, 2004

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal period ended January 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

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
Item 17 ☒ Item 18 ☐

This Annual Report on Form 20-F contains statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”). These statements appear in a number of different places in this Annual Report and can be identified by words such as "estimates", "projects", "expects", "intends", "believes", "plans", or their negatives or other comparable words. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may expressed or implied by such forward-looking statements. The statements, including the statements contained in Item 3D “Risk Factors”, Item 4B “Business Overview”, Item 5 “Operating and Financial Review and Prospects” and Item 11 “Quantitative and Qualitative Disclosures About Market Risk”, are inherently subject to a variety of risks and uncertainties that could cause actual results, performance or achievements to differ significantly. Forward-looking statements include statements regarding the outlook for our future operations, plans and timing for our exploration programs, statements about future market conditions, supply and demand conditions, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact. You are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties. Our actual results may differ materially from those in the forward-looking statements due to risks facing us or due to actual facts differing from the assumptions underlying our predictions. Some of these risks and assumptions include:

-	general economic and business conditions, including changes in interest rates;
-	prices of natural resources, costs associated with mineral exploration and other economic conditions;
-	natural phenomena;
-	actions by government authorities, including changes in government regulation;
-	uncertainties associated with legal proceedings;
-	changes in the resources market;
-	future decisions by management in response to changing conditions;
-	our ability to execute prospective business plans; and misjudgments in the course of preparing forward-looking statements.

We advise you that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to us or persons acting on our behalf. We assume no obligation to update our forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements. You should carefully review the cautionary statements and risk factors contained in this and other documents that we file from time to time with the Securities and Exchange Commission.

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

Selected Financial Data
(US$ in 000’s)

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	1/31/04	1/31/03	1/31/02(1)	1/31/01(1)	1/31/00(1)
			Restated	Restated	Restated
Revenue	$0	$0	$0	$0	$0
Net Income (Loss)	($147)	($ 472)	($1156)	($3,314)	($5,725)
(Loss) Per Share	($0.00)	($ 0.01)	($0.04)	($0.12)	($.26)
Dividends Per Share	$0.00	$0.00	$0.00	$0.00	$0.00
Wtg. Avg. Shares (000)	35,452	32,658	31,925	27,041	22,714
Working Capital	$424	($ 73)	$322	$1,181	$1,020
Long-Term Debt	0	$0	$0	$0	$0
Shareholders’ Equity	$926	($ 31)	$441	$1,319	$2,266
Total Assets	$1,025	$52	$504	$1,741	$1,883

US GAAP Net Loss(2)	($147)	($ 469)	($1,226)	($3,303)	($2,279)
US GAAP EPS	$0	(0.01)	($0.04)	($.12)	($.12)
US GAAP Mineral Prop.	$0	$0	$0	$0	$0
US GAAP Shareholders’ Equity
	$926	($ 29)	$441	$1,319	$2,266
US GAAP Total Assets	$1,025	$52	$504	$1,741	$2,397

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

(2)	Cumulative Restated Net Loss since incorporation has been ($14,361,251).

(3)	Under US GAAP and SEC regulations, the Company would have expensed all mineral property acquisition/exploration costs in the period incurred.

Under US GAAP, long-term investments would be written down to market value on an individual basis and charged to a contra-equity account for unrealized losses on investments.

Under US GAAP, contingently-cancelable (and escrowed) common shares would not have been included in the calculation of weighted-average-number-of-shares used to determine EPS.

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

Not applicable.

D.           Risk Factors

An investment in our common shares is highly speculative and subject to a number of risks. Only those persons who can bear the risk of the entire loss of their investment should participate. An investor should carefully consider the risks described below and the other information that we file with the Securities and Exchange Commission and with Canadian securities regulators before investing in our common shares. The risks described below are not the only ones faced. Additional risks that we are aware of or that we currently believe are immaterial may become important factors that affect our business. If any of the following risks occur, or if others occur, our business, operating results and financial condition could be seriously harmed and the investor may lose all of their investment.

Exploration and Development

Mineral exploration is a speculative business and involves a high degree of risk. There is no known body of commercial ore on the NorthMet Project and there is no certainty that the expenditures to be made by us in the exploration or completion of a Definitive Feasibility Study or otherwise will result in discoveries of commercial quantities of minerals. The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Although the discovery of an ore body may result in substantial rewards, few properties explored are ultimately developed into producing mines. Significant expenditures may be required to locate and establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration programs planned by PolyMet will result in a profitable commercial mining operation. Significant capital investment is required to achieve commercial production from successful exploration efforts.

The commercial viability of a mineral deposit is dependent upon a number of factors. These include deposit attributes such as size, grade and proximity to infrastructure, current and future metal prices (which can be cyclical), and government regulations, including those relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and necessary supplies and environmental protection. The complete effect of these factors, either alone or in combination, cannot be entirely predicted, and their impact may result in PolyMet not receiving an adequate return on invested capital.

The figures for mineral resources stated in this Annual Report are estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Market fluctuations and the prices of metals may render resources uneconomic. Moreover, short-term operating factors relating to the mineral deposits, such as the need for orderly development of the deposits or the processing of new or different grades of ore, may cause a mining operation to be unprofitable in any particular accounting period.

There is no assurance that any of our mineral resources will ever be classified as reserves under the disclosure standards of the Securities and Exchange Commission.

Item 4.D of this Annual Report discusses our mineral resources in accordance with Canadian National Instrument 43-101. Resources are classified as “measured resources”, indicated resources” and “inferred resources” under NI 43-101. However, U.S. investors are cautioned that the United States Securities and Exchange Commission does not recognize these resource classifications. There is no assurance that any of our mineral resources will be converted into reserves under the disclosure standards of the United States Securities and Exchange Commission.

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

  In December 2003, the Company, entered into a Memorandum of Understanding granting and option to acquire certain equipment from Cleveland Cliffs of Cleveland, Ohio (“Cliffs”) located near the Company’s NorthMet projects as well as certain other infrastructure facilities. Under the terms of the agreement Cliffs will maintain available designated elements of the facility while the Company develops its feasibility study on the NorthMet project. As consideration for the exclusive option, the Company has agreed to a cash payment of $500,000 by 31 January 2004 (paid) and the issuance to Cliffs of 1,000,000 common shares (issued 30 March 2004) to maintain the exclusive rights until 30 June 2006. Within six months of completion of a definitive feasibility study for the NorthMet project the Company shall complete the acquisition for an agreed consideration.

  In January 2004 the Company commenced an independent scoping study, to update the process and infrastructure aspects of its 2001 pre-feasibility study integrating the key components of the Cliffs-Erie facility. The study was completed on March 31, 2004 and the results of which determined a capital cost reduction could be available by simplifying the on-site hydrometallurgical process and the inclusion of the Cliffs-Erie plant and infrastructure.

  In the event the acquisition of the Cliffs-Erie facilities is completed, management is of the belief this could allow the Company to expedite environmental permitting since most of the difficult construction and infrastructure components have been completed. In February 2004, Polymet retained Barr Engineering Company of Minneapolis to ascertain the requirements for an Environmental Impact Study and put in place field monitoring and permit applications required to permit the project in light of existing permits in place for the Cliffs-Erie facility and in the event of a favourable definitive feasibility study this would also include permits for a new open pit at NorthMet.

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

D.           Property, plant and equipment

NorthMet Project, Minnesota, USA

Cautionary Note to U.S. Investors

The Company is incorporated under the laws of British Columbia in Canada. The mineral reserves and resources described in this Annual Report are estimates and have been prepared in compliance with NI 43-101. The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. In addition, the terms "mineral resources", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be, disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Accordingly, information, contained in this Annual Report containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. For clarification, we have no properties that contain “reserves” as defined by the SEC and we have provided the following property information in accordance with National Instrument 43-101.

(a)           History

The NorthMet Project was discovered by US Steel Corp (“USX”) in 1969. Originally, it was thought to be a high-grade, underground copper-nickel resource. Drilling in the 1970’s demonstrated that it was in fact a high tonnage, low grade deposit, amenable to open pit mining. The grade improved at depth. The inability to produce separate clean nickel or copper concentrates led to further process evaluation and development. At that time there was no recognition of any contained PGM’s.

The Minnesota Department of Natural Resources (“DNR”) subsequently discovered that PGM’s were associated with the nickel and copper in the resource. In 1989, Fleck Resources (“Fleck”) acquired a 20-year renewable mining lease over the property from USX and commenced an investigation into the potential for mining and recovering copper, nickel and PGM’s. Fleck re-assayed pulps and rejects from previous drilling to obtain data on PGM’s. The encouraging potential to produce extra revenue attracted joint venture partners (Nerco and Argosy Mining) who assisted in identifying and quantifying the PGM values. However these companies were not able to develop a metallurgical process that could economically produce separate acceptable concentrates for sale to a smelter, or economically extract the contained metals from a bulk concentrate.

In the mid-90’s, Fleck began investigating the use of hydrometallurgical processes, including bio-leaching and pressure oxidation, to determine the benefit to the Project. Fleck Resources changed its name to PolyMet Mining Corporation in 1998 and focused on a hydrometallurgical extractive technology. This led to the development of the PlatSolTM Process in 1998. The operating conditions of the PlatSolTM Process are such that the copper, nickel, cobalt and precious metals are all placed in solution in a single operation. Since the initial PlatSolTM testwork, the process has evolved and testwork on concentrates other deposits around the world led to improved recoveries of PGMs from the 92% level to 97%.

In July 2000, PolyMet entered into a joint venture arrangement with North Limited (“North”), a major Australian mining company, to progress the NorthMet Project to commercial production. Under the joint venture arrangement, North had the opportunity to ultimately earn an 87.5% interest in the PolyMet Project through funding and production of a Feasibility Study and funding 100% of the total capital costs to develop the project.

In August 2000 Rio Tinto Limited (“Rio Tinto”) completed an on-market takeover of North. Subsequently, Rio Tinto decided not to proceed with the NorthMet project and PolyMet exercised its 30-day pre-emptive right, under a “change of control” clause, to terminate the joint venture arrangement. Consequently, PolyMet has regained a 100% interest in the NorthMet Project.

Following completion of the metallurgical pilot plant work in November 2000, PolyMet commissioned a Pre-Feasibility Study on the project in November 2000, based on the PlatSol process. This study was completed in April 2001. The Pre-Feasibility Study was for a 50,000tpd operation. The economics of this project were found to be unacceptably low and required a high up front capital expenditure. No further work was done until March 2003, when new management took over the company and commenced a detailed review of the project.

To date the Company has expended $6,236,016. These expenditures supported drilling, sampling, assaying, environmental, metallurgical testing and the pre-feasibility studies.

The following diagrams illustrate the location of the NorthMet Project.

Figure No. 1
NorthMet Project Map

(b)           Location/Access/Climate

The NorthMet Project land position covers 4,162 acres or 6.5 square miles of patented mineral rights. The property is located in St. Louis County in the Mesabi Range District about 60 miles north of Duluth, Minnesota. The Project is easily accessible via state and county roads. A 12-mile all-season gravel road links the NorthMet Project to the nearby town of Babbitt. A private railroad crosses the property immediately south of the deposit. Two other railway lines are located within ten miles and connect with three ports on Lake Superior. There is ready access to industrial electric power. The property is zoned for patented mineral rights.

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

(e)            Permitting and Environmental

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

Based on the Pre-feasibility Study, permitting of the NorthMet project will require substantial investment of both time and funds. The estimated permitting time frame is 3 to 3.5 years at an estimated cost of $6 to $6.5 million. The timetable for the NorthMet project to move from pre-feasibility through permitting and construction to full operation is estimated to be six years. This estimate incorporates the 3 to 3.5 years for permitting and 1.5 years for plant construction.

As both EIS and permitting of the project will be subject to the arrangements of a land swap, PolyMet believes that this land swap with US Forest Service should be completed in conjunction with the feasibility study. PolyMet anticipates that negotiations with US Forest Service take approximately 2 years from the commencement of a feasibility study and will cost approximately $3.5 million to complete. The Company has no assurance with land swap will be completed and that it will do so in this time frame or cost.

Subsequent to the Company’s option with Cliffs-Erie, in the event the Company acquires the facilities management is of the belief the permitting requirements will be reduced substantially as it is the Company’s intention to utilize permits already in place for the Cliffs facility. There is no assurance at this time the Company will meet its option requirements and therefore use of permits currently in place with Cliffs is speculative.

(f)            History of Exploration

During September 1999 to February 2000, and again in the forth quarter of Fiscal 2001, the Company completed diamond core and reverse circulation drilling programs. These programs were designed with two-fold purposes: 1) in-fill drilling for estimated resource calculations, and 2) collect mineralized material for a mini-continuous pilot plant testing program. PolyMet has drilled 87 of the 201 drill holes now in the deposit. In addition, the Company, with the assistance of Minnesota’s Natural Resources Research Institute, assayed previously unassayed sections of the USX drill core. Chemex Labs in Reno, Nevada assayed samples of mineralized rock. Acme Analytical in Vancouver, B.C. ran check assays. The Company has incorporated the drill results into the calculations included in the pre-feasibility study completed in April 2001.

The only on-site project work during 2002 was associated with environmental mitigation. Buckets of drill cuttings from previous drilling campaigns were collected and subsequently disposed of in a manner specified by appropriate state and federal environmental personnel. Also, all drill holes were plugged in accordance with State of Minnesota regulations and appropriate paperwork filed.

(i)            Drilling

The NorthMet Project is a large, low-grade, polymetallic disseminated magmatic sulfide deposit containing copper, nickel, palladium, platinum, cobalt, gold and silver.

The NorthMet Project has been extensively drilled. To date, 201 holes have been drilled over a 4.5 km open ended strike length of the area for a total drilled length of 55,800 metres.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

This section uses the terms 'measured resources’, 'indicated resources’ and 'inferred resources’. PolyMet advises the United States investors that while these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the United States Securities and Exchange Commission does not recognize them.United States investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted to reserves. In addition, 'inferred resources’ have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian Rules, estimates of Inferred Mineral Resources may not form the basis of Feasibility or Pre-Feasibility Studies, or economic studies except for a Preliminary Assessment as defined under 43-101. United States investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

The resource estimates included in the Pre-feasibility Study of April 2001 and prepared by Independent Mining Consultants Inc. of Tucson (“IMC”) are shown in the table below.

Geological Resource Above $7.42 cuttoff	Ktonnes Above Cutoff	%	Average Grades
		Of	NSR	CuEq	Cu	Ni	Co	Pd	Pt	Au
		Total	US$/t	%	%	%	g/t	g/t	%	g/t
Measured	201,653	46.8%	11.97	0.878	0.364	0.099	71.20	0.354	0.095	0.049
Indicated	133,853	31.0%	12.41	0.939	0.379	0.096	66.77	0.384	0.110	0.055
Inferred	95,653	22.2%	12.74	0.998	0.387	0.095	62.76	0.424	0.123	0.059
Total	431,159		12.27	0.924	0.374	0.097	67.95	0.379	0.106	0.053

The drilling to date has been adequate to complete the pre-feasibility level work (conceptual) required for mine planning. Appendix 6 indicates the definition for pre-feasibility requirements. It is proposed to complete further in-fill drilling, sufficient to establish a mineable pit reserve, as part of a feasibility study.

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

After completion of a more optimized project size and scope, a final feasibility study should be prepared. The funding requirements to complete this final feasibility study will depend on the type of project resulting from the optimization study. It is estimated that this final feasibility study, including permitting, environmental studies, land acquisitions, etc., will cost less than US$20 million.

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

Summary of Operating Results

As at January 31, 2004, the Company operated in one segment, the exploration of the base and precious metals at its NorthMet Project in Minnesota, United States. Other reconciling adjustments comprise general and administrative costs, stock based compensation expense, financing expenses, foreign exchange interest income, assets, purchase of property, plant and equipment and amortization reported by the Canadian head office.

2004	NorthMet	Other
	Project in	reconciling
	U.S.	adjustments		Consolidated

Segment operating loss	$124,473	$22,327		$146,800
Purchase property, plant and
equipment	$500,000	$2,061		$502,061

Proceeds on sale of resource property	$—	$219,925		$219,925
Proceeds on disposal of property, plant
and equipment	$33,331	$—		$33,331
Identifiable assets	$505,500	$519,437		$1,024,937

2003
Segment operating loss	$376,462	$95,217		$471,679
Purchase property, plant and			$
equipment	$—	$—		—
Proceeds on disposal of property, plant
and equipment	$48,301	$—		$48,301
Identifiable assets	$11,626	$40,001		$51,627

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

Planned Exploration Activities

The Company’s current available cash and working capital will be adequate to maintain its property lease summarized in Item 4. of this Annual Report and administrative costs for the next 12 months. In order to advance the NorthMet project further additional funding will be required and there are no assurances the Company will be able to complete the necessary financings or joint venture in order to carry out any further work. See Risk Factors.

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

Requirements of Financing

Development of the NorthMet project to feasibility will require additional equity and possible debt financing both which involve significant risks some of which have been referred to previously in this document. As we are in the exploration stage, we do not have revenues from operations and, except for income from cash and cash equivalents, we rely on equity funding for our continuing financial liquidity. We do not have any arrangements or commitments in place for any additional financing.

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

(e)          Off-Balance Sheet Arrangements

Not applicable.

(f)          Tabular Disclosure of Contractual Obligations

Payments due Period
	Less than 1 Year	1 –3 Years	3 – 5 Years	More than Five years
Lease Obligations	—	150,000 – 450,000	150,000 – 450,000	150,000 per annum

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

The Company can, at its option, terminate the lease at any time by giving written notice to the lessor not less than 90 days prior to the effective termination date or can extend the 20-year term by continuing to make $75,000 ($150,000 after January 2005) annual lease payments on each successive anniversary date.

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

Name and municipality of residence and position	Business Experience for the past five years	Previous service as a director or officer
William F. Murray, P.Eng(2) Canada	Mining Executive, director and officer of a private engineering and management firm, director of several public resource companies; Director, President and CEO of the Company wherein 85% of was dedicated to the affairs of the Company.	March 17, 2003
George Molyviatis(1)(3) , Geneva	Financier, Banker, President of an international lumber company; Director of the Company	March 17, 2003
Ian Forrest(1)(3), Geneva	Chartered Accountant, director of several public resource companies director of the Company	Oct. 3, 2003
Dr. David Dreisinger(1) (2) (3) Canada	Ph.D., a professor of the Faculty of Applied Science, Department of Metal and Materials Engineering at University of British Columbia. Director of the Company	Oct. 3, 2003
Terese J. Gieselman Canada	Mining Executive, director and officer of private consulting management firm, officer of several public resource companies; Chief Financial Officer of the Company wherein 50% of her time was dedicated to the affairs of the Company.	October 3, 2003

1	Member of the Audit Committee
2.	Member of the Compensation Committee
3.	Member of Corporate Governance Committee
4.
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

Summary Compensation Table
Name & Principal Position	Year	Annual Compensation			Long Term Compensation
		Salary ($)	Bonus ($)	Other ($)	Awards		Payouts
					Securities Under Option (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compens- ation ($)
William Murray President/CEO	2004 2003 2002	US$45,810 N/A N/A	Nil N/A N/A	Nil N/A N/A	956,600 N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A
Dr. Donald W. Gentry Former President/CEO	2004 2003 2002	NIL US$103,288 US$115,000	nil nil	nil nil	500,000 541,052 541,052	Nil nil nil	Nil nil nil	Nil nil nil

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

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/ SARs at Fiscal Year-End ($) Exercisable/ Unexercisable	Value of Unexercised In- the-Money Options/ SARs at Fiscal Year-End ($) Exercisable/ Unexercisable
William F. Murray	Nil	Nil	956,600	153,682

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

D.           Employees

From January 2002 to the end of July 2002, the Company had one employee. From August 2002 to March 17, 2003, the Company utilized the services of a consultant for the majority of the administrative and all financial/accounting activities, during this relatively dormant period. None of the Company's employees were covered by a collective bargaining agreement. Subsequent to the change of management the President is paid as a consultant along with an independent consultant for administrative and accounting activities.

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

B.           Memorandum and articles of association

The Company’s Certificate of Incorporation and Articles/By-Laws are Incorporated by Reference to Form 20-FR. The Company confirms no changes have been made the Company’s Articles/By-Laws.

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

Disposition of Common Shares - If a non-resident were to dispose of common shares of the Company to another Canadian corporation which deals or is deemed to deal on a non-arm’s length basis with the nonresident and that, immediately after the disposition, is connected with the Company (i.e., which holds shares representing more than 10% of the voting power and more than 10% of the market value of all issued and outstanding shares of the Company), the amount by which the fair market value of any consideration (other than any shares of the purchaser corporation) exceeds the paid-up capital of the common shares sold will be deemed to be taxable as a dividend paid by the purchasing corporation, either immediately or eventually by means of a deduction in computing the paid-up capital of the purchasing corporation, and subject to withholding taxes as described below.

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

Capital Gains - A non-resident of Canada is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of a class that is listed on a prescribed stock exchange unless the share represents “taxable Canadian property” to the holder thereof. A common share of the Company will be taxable Canadian property to a non-resident holder if, at any time during the period of five years immediately preceding the disposition, the non-resident holder, persons with whom the nonresident holder did not deal at arm’s length, or the non-resident holder and persons with whom he/she did not deal at arm’s length owned 25% or more of the issued shares of any class or series of the Company. In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is resident in the United States, no Canadian tax will be payable on a capital gain realized on such shares by reason of the Tax Convention unless the value of such shares is derived principally from real property situated in Canada or the non-resident holder previously held the shares while resident in Canada. The Company believes that the value of its common shares is not derived from real property situated inside Canada.

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

Not applicable

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

Judiciary Plaza Room 1024 Washington, DC 20549	500 West Madison Suite 1400 Chicago, IL 60661

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

ITEM 15. CONTROLS AND PROCEDURES

A.           Evaluation of Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of the Company’s management, including the chief executive officer and chief financial officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15 of the Exchange Act, as amended) as of the end of the period covered by the Annual Report on 20-F. Based on that evaluation, the Company’s management, including the chief executive officer and chief financial officer, concluded that the Company’s disclosure controls and procedures were effective as of the end of the period covered by this Annual Report to provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act, as amended, is recorded, processed, summarized and reported with the time period specified in the U.S. Securities and Exchange Commission rules and forms.

B.           Changes in Internal Controls

The Company’s management which includes the chief executive officer and chief financial officer, identified no change in the Company’s internal control over financial reporting that occurred during the Company’s fiscal year ended January 31, 2004, and that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The term “internal control over financial reporting” is defined as a process designed by, or under the supervision of, the registrant's principal executive and principal financial officers, or persons performing similar functions, and effected by the registrant's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

(1)	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the registrant;

(2)
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the registrant are being made only in accordance with authorizations of management and directors of the registrant; and

(3)
Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the registrant's assets that could have a material effect on the financial statements.

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

David Dreisinger
Dr. Dreisinger is a professor in the Faculty of Applied Science, Department of Metal and Materials Engineering, at the University of British Columbia and holds the prestigious Industrial Research Chair in Hydrometallurgy. In addition to his professorship, Dr. Dreisinger is a consultant to many of the major mining companies worldwide. Dr. Dreisinger is co-inventor of the PLATSOLTM process which management sees as the major discriminator in the technical success of the NorthMet project. Dr. Dreisinger will be responsible for guiding process related matters as the Company advances through feasibility study and operations.

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

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following outlines the expenditures for accounting fees for the last two fiscal periods ended:

	January 31	January 31
	2004	2003

Audit Fees	15,500	15,500
Audit Related Fees	0	0
Tax Fees	3,500	3,500
All Other Fees	0	0

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

Audited Financial Statements for Fiscal 2004/2003/2002 ended January 31st.

ITEM 18. FINANCIAL STATEMENTS

Not Applicable

ITEM 19. EXHIBITS

1.	Certificate of Incorporation and Articles/By-Laws -- Incorporated by Reference to Form 20-FR, Form 20-F Annual Reports, and Form 6-K's

2.	Instruments defining the rights of holders of equity or debt securities being registered. -- Refer to Exhibit No. 1

3.	Material Contracts: -- Incorporated by Reference to Form 20-FR, Form 20-F Annual Reports, and Form 6-K's

4.	Foreign Patents: Not Applicable

5.	Diagram of Parent and Subsidiaries -- Incorporated by Reference to Form 20-FR, Form 20-F Annual Reports, and Form 6-K's

6.	Code of Ethics

7.	Other Exhibits: -- Incorporated by Reference to Form 20-FR, Form 20-F Annual Reports, and Form 6-K's

12.1	Section 302 Certification of CEO

12.2	Section 302 Certification of CFO

13.1	Section 906 Certification of CEO

13.2	Section 906 Certification of CFO

POLYMET MINING CORP.

CONSOLIDATED FINANCIAL STATEMENTS

31 JANUARY 2004

U.S. Funds

AUDITORS’ REPORT

To the Shareholders of PolyMet Mining Corp.:

We have audited the consolidated balance sheets of PolyMet Mining Corp. as at 31 January 2004 and 2003 and the consolidated statements of shareholders’ equity, loss and cash flows for the years ended 31 January 2004, 2003 and 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at 31 January 2004 and 2003 and the results of its operations and cash flows for the years ended 31 January 2004, 2003 and 2002 in accordance with Canadian generally accepted accounting principles.

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

Vancouver, B.C.	STALEY, OKADA & PARTNERS
30 March 2004	CHARTERED ACCOUNTANTS

PolyMet Mining Corp. Consolidated Balance Sheet As at 31 January U.S. Funds	Statement 1

ASSETS				2004	2003
Current
Cash				$495,551	$3,187
Miscellaneous receivables				21,881	6,216
Prepaid expenses				5,466	-
				522,898	9,403
Investments (Note 4)				253	253
Other Assets (Note 5b)				500,000	-
Property, Plant and Equipment (Note 6)				1,786	41,971
				$1,024,937	$51,627

LIABILITIES
Current
Accounts payable				$99,372	$82,628

Continued Operations (Note 1)

SHAREHOLDERS’ EQUITY (DEFICIENCY)
Share Capital - Statement 2 (Note 7)
Authorized:
1,000,000,000 common shares without par value
Issued and fully paid:
	2004	2003
For cash	44,089,554	31,755,026	shares	15,177,765	14,129,447
For property	902,500	902,500	shares	54,003	54,003
For stock-based
compensation	-	-	Shares	55,048	-
	44,992,054	32,657,526	shares	15,286,816	14,183,450
Deficit - Statement 2				(14,361,251)	(14,214,451)
				925,565	(31,001)
				$1,024,937	$51,627

ON BEHALF OF THE BOARD:

“William Murray”	, Director

“David Dreisinger”	, Director

- See Accompanying Notes -

PolyMet Mining Corp. Consolidated Statement of Shareholders’ Equity U.S. Funds	Statement 2

	Common Shares
	Authorized	Issued and Fully Paid
	Shares	Shares	Amount	Deficit	Total
Balance - 31 January 2001	1,000,000,000	29,228,603	$13,905,737	$(12,587,010)	$1,318,727
Loss for the year
- Statement 3	-	-	-	(1,155,762)	(1,155,762)
Shares issued for cash:
Private placements	-	3,428,923	286,405	-	286,405
Less: Issuance costs	-	-	(8,692)	-	(8,692)
Balance - 31 January 2002	1,000,000,000	32,657,526	14,183,450	(13,742,772)	440,678
Loss for the year
- Statement 3	-	-	-	(471,679)	(471,679)
Balance - 31 January 2003	1,000,000,000	32,657,526	14,183,450	(14,214,451)	(31,001)
Loss for the year	-	-	-	(146,800)	(146,800)
Shares issued for cash:
Private placements	-	11,648,318	1,035,071	-	1,035,071
Less: Issuance costs	-	-	(42,946)	-	(42,946)
Exercise of warrants	-	486,610	40,808	-	40,808
Exercise of options	-	89,600	5,210	-	5,210
Shares issued to settle
debt	-	50,000	3,634	-	3,634
Shares issued for finders’
fee	-	60,000	6,541	-	6,541
Stock-based
compensation	-	-	55,048	-	55,048
Balance - 31 January 2004	1,000,000,000	44,992,054	$15,286,816	$(14,361,251)	$925,565

- See Accompanying Notes -

PolyMet Mining Corp. Consolidated Statement of Loss For the Years Ended 31 January U.S. Funds	Statement 3

	2004	2003	2002
General and Administrative
Administration fees and wages	$84,508	$143,146	$259,606
Professional fees	58,806	27,358	59,330
Stock-based compensation expense	55,048	-	-
Travel and automotive	25,278	10,074	33,987
Consulting fees	21,278	27,267	47,226
Transfer agent and filing fees	20,221	7,205	6,510
Office and telephone	9,106	51,942	51,685
Rent	8,767	26,158	30,376
Shareholders’ information	5,032	14,880	72,120
Interest expense (income), net	380	589	(20,781)
Amortization	275	5,606	20,517
Licenses, dues and taxes	-	1,882	3,072
Investor relations and financing	-	955	36,175
Conventions	-	-	445
Property search	-	-	-
Bad debts	-	-	-
Loss Before the Undernoted	288,699	317,062	600,268

Other Expenses (Income)
Pre-feasibility exploration costs
- Schedule 1	91,616	112,318	606,162
Loss (gain) on disposal of investments	-	5,717	(45,476)
Write down of investments to market value	-	-	-
Loss (Gain) on foreign exchange conversion	(22,230)	14,824	(5,192)
Loss (gain) on sale of resource properties	(219,925)	-	-
Loss (gain) on sale of property, plant and equipment	8,640	21,758	-
	(141,899)	154,617	555,494
Loss for the Year	$146,800	$471,679	$1,155,762

Loss per Share	$(0.00)	$(0.01)	$(0.04)

Weighted Average Number of Shares	35,452,26	32,657,52	31,943,55

- See Accompanying Notes -

PolyMet Mining Corp. Consolidated Statement of Cash Flows For the Years Ended 31 January U.S. Funds	Statement 4

	2004	2003	2002
Operating Activities
Loss for the year	$(146,800)	$(471,679)	$(1,155,762)
Adjustments to reconcile loss to net cash
Amortization	275	6,321	22,233
Stock-based compensation expense	55,048	-	-
Loss (gain) on disposal of investments	-	5,717	(45,476)
Write-down of investments to market value	-	-	-
Loss (gain) on sale of resource properties	(219,925)	-	-
Loss (gain) on sale of property, plant and equipment	8,640	21,758	-
Changes in current assets and liabilities
Miscellaneous receivables	(15,665)	16,021	(9,540)
Prepaid expenses	(5,466)	18,649	2,619
Accounts payable	20,378	19,583	(359,203)

Net cash used in operating activities	(303,515)	(383,630)	(1,545,129)

Financing Activities
Share capital - for cash	1,044,684	-	277,713
Net cash provided by financing activities	1,044,684	-	277,713

Investing Activities
Option payment	(500,000)	-	-
Purchase of property, plant and equipment	(2,061)	-	(2,456)
Proceeds on disposal of property, plant and equipment	33,331	48,301	-
Proceeds on disposal of investments	-	15,908	51,540
Proceeds on sale of resource property	219,925	-	-
Purchase of investments	-	-	-
Net cash used in investing activities	(248,805)	64,209	49,084

Net Increase (Decrease) in Cash	492,364	(319,421)	(1,218,332)
Cash Position - Beginning of year	3,187	322,608	1,540,940
Cash Position - End of Year	$495,551	$3,187	$322,608

Schedule of Non-Cash Investing and Financing Activities

Share capital issued for debt settlement	$3,634	$-	$-
Share capital issued for resource property	$-	$-	$-
Investments received on sale of resource properties	$-	$-	$-

- See Accompanying Notes -

PolyMet Mining Corp. Consolidated Schedule of Pre-Feasibility Exploration Costs For the Years Ended 31 January U.S. Funds	Schedule 1

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

	f)	Conversion of Foreign Currency

The accounts of the Company are prepared in U.S. funds and the company’s Canadian operations are translated into U.S. dollars as follows:

•	Monetary assets and liabilities at year-end rates,
•	All other assets and liabilities at historical rates, and
•	Revenue and expense items at the average rate of exchange prevailing during the year.

Exchange gains and losses arising from these transactions are reflected in income or expense in the year.

g)	Environmental Expenditures

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

4.	Investments

Details are as follows:

	Market Value	2004	2003
American Platinum Inc.	$-	$1	$1
Aloak Corp.	25	252	252
	$25	$253	$253

These investments represent minority interests of less than 10% in the respective companies.

5.	Resource Property Agreements

The Company’s material resource property agreements are as follows:

	a)	NorthMet, Minnesota, U.S.A. - Lease

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

By an agreement dated 12 September 2003, which closed on 21 January 2004, the Company sold the Marathon leases and related land for proceeds of $250,000. Details of the related gain (loss) on sale are as follows:

	Marathon	Marathon
	Leases	Land	Total
Proceeds	$219,925	$30,075	$250,000
Cost	-	(38,582)	(38,582)
Gain (loss) on sale	$219,925	$(8,507)	$211,418

6.	Property, Plant and Equipment

Details are as follows:

			2004	2003
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value

Land	$-	$-	$-	$38,582
Furniture and equipment	2,061	275	1,786	1,017
Computers	-	-	-	2,372
	$2,061	$275	$1,786	$41,971

7.	Share Capital

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

PolyMet Mining Corp. Notes to Consolidated Financial Statements 31 January 2004 U.S. Funds

7.	Share Capital - Continued

Details of stock option activity is as follows:

	2004	2003
	Options	Options
Outstanding - Beginning of year	1,851,052	1,858,552
Granted	2,591,500	550,000
Re-priced and extended expiry	541,052	-
Cancelled options for re-pricing and extension	(541,052)	-
Forfeited or expired	(810,000)	(557,500)
Exercised	(89,600)	-
Outstanding - End of year	3,542,952	1,851,052

As at 31 January 2004, the following director, former director and employee share purchase options were outstanding:

	Prior
	Exercise Price	Exercise Price
Expiry Date	(CDN)	(CDN)	Number
17 March 2007	$ 0.25	$ 0.10	441,052
17 March 2007	$ 0.46	$ 0.10	100,000
7 January 2008	-	$ 0.08	410,400
18 July 2008	-	$ 0.10	1,641,500
3 October 2008	-	$ 0.13	950,000
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

Loss
As Reported	$471,679
Pro forma	$489,992
Loss Per Share
As Reported	$0.01
Pro forma	$0.01

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

		2003

	Risk-free interest rate	4.08%
	Expected dividend yield	NIL
	Expected stock price volatility	93%
	Expected life of options	5 years

	The weighted average grant-date fair value of options granted in the prior year was CDN $0.05 per option.

d)	Details of stock purchase warrant activity is as follows:

2003
Warrants
Outstanding - Beginning of year	3,428,923
Issued - April 2003 private placement	-
- July 2003 private placement	-
- January 2004 private placement	-
Exercised - April 2003 private placement	-
Outstanding - End of year	3,428,923

PolyMet Mining Corp. Notes to Consolidated Financial Statements 31 January 2004 U.S. Funds

7.	Share Capital - Continued

As at 31 January 2004, the following share purchase warrants were outstanding:

	Per Common
	Share		Common
	Exercise Price	Warrants	Share
Expiry Date	(CDN)	Outstanding	Entitlement
16 November 2006	$0.20	3,428,923	3,428,923
8 May 2004	$0.10	1,418,150	1,418,150
24 September 2005 (i)	$0.15	1,373,446	1,373,446
2 February 2006 (ii)	$0.25	3,498,333	3,498,333
		9,718,852	9,718,852

(i)	The exercise price in the first year to 24 September 2004 at $0.15 per common share and in the second year to 24 September 2005 at $0.17 per common share.

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

b)
The Company and its U.S. subsidiary also have tax losses carried forward available to reduce future taxable income. The benefit of these losses has not been recorded in the accounts and expire as follows:

	Parent Company	U.S. Subsidiary
Year	Amount (CDN)	Amount
2005	$-	$8,700
2006	-	14,500
2007	728,700	17,300
2008	481,100	20,100
2009	296,600	23,100
2010	151,300	26,500
2011	324,000	27,900
2012	-	30,000
2018	-	217,600
2019	-	392,500
2020	-	496,700
2021	-	414,400
2022	-	367,400
2023	-	247,400
2024	-	124,500
	$1,981,700	$2,428,600

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

PolyMet Mining Corp. Notes to Consolidated Financial Statements 31 January 2004 U.S. Funds

11.

Segmented Information

As at January 31, 2004, the Company operates in one segment, the exploration of the base and precious metals at its NorthMet Project in Minnesota, United States. Other reconciling adjustments comprise general and administrative costs, stock based compensation expense, financing expenses, foreign exchange interest income, assets, purchase of property, plant and equipment and amortization reported by the Canadian head office.

2004	NorthMet	Other
	Project in	reconciling
	U.S.	adjustments		Consolidated
Segment operating loss	$124,473	$22,327		$146,800
Purchase property, plant and
equipment	$500,000	$2,061		$502,061
Proceeds on sale of resource
property	$—	$219,925		$219,925
Proceeds on disposal of property,
plant and equipment	$33,331	$—		$33,331
Identifiable assets	$505,500	$519,437		$1,024,937

2003
Segment operating loss	$376,462	$95,217		$471,679
Purchase property, plant and			$
equipment	$—	$—		—
Proceeds on disposal of property,
plant and equipment	$48,301	$—		$48,301
Identifiable assets	$11,626	$40,001		$51,627

PolyMet Mining Corp. Notes to Consolidated Financial Statements 31 January 2004 U.S. Funds

12.	Subsequent Events In addition to items disclosed elsewhere in these financial statements, the Company conducted the following transactions after 31 January 2004:

	a)	The Company issued 145,400 common shares on exercise of options at CDN $0.08 for proceeds of approximately $8,750.

	b)	The Company issued 95,238 common shares on exercise of warrants at CDN $0.10 for proceeds of approximately $7,150.

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

e)
Subject to shareholder and regulatory approval, the Company has established a bonus share plan for a maximum of 8,580,000 shares over a three-year time frame. The bonus shares are intended as an incentive and compensation for certain critical achievements related to the development of the Company’s NorthMet project.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated: July 6, 2005

POLYMET MINING CORP.

/s/ William Murray
Name: William Murray
Title: Chief Executive Officer