Form 20-F
period 2005-01-31
POLYMET MINING CORP
filed 2005-07-25
CIK 866028

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT
FISCAL ENDED 2005 JANUARY 31, 2005

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal period ended January 31, 2005
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________

Commission file number 0-18701

POLYMET MINING CORP.
(Formerly Fleck Resources Ltd.)
(Exact name of Registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 2350 – 1177 West Hastings St., Vancouver, British Columbia V6E 2K3
(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:
None

Securities to be registered pursuant to Section 12(g) of the Act: Common Shares, without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common shares
as of the close of the period covered by the Annual Report.         57,128,587

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

Selected Financial Data
(US$ in 000’s)

	Year Ended 1/31/05	Year Ended 1/31/04	Year Ended 1/31/03	Year Ended 1/31/02	Year Ended 1/31/01
Revenue	$0	$0	$0	$0	$0
Net Income (Loss)	($3,776)	($147)	($472)	($1156)	($3,314)
(Loss) Per Share	($0.07)	($0.00)	($0.01)	($0.04)	($0.12)
Dividends Per Share	$0.00	$0.00	$0.00	$0.00	$0.00
Wtg. Avg. Shares (000)	51,946	35,452	32,658	31,925	27,041
Working Capital	$1,274	$424	($73	$322	$1,181
Long-Term Debt	$0	$0	$0	$0	$0
Shareholders’ Equity	$2,019	$926	31	$441	$1,319
Total Assets	$2,350	$1,025	$52	$504	$1,741

US GAAP Net Loss((1)	($3,776)	($147)	($469)	($1,226)	($3,303)
US GAAP LPS	($0.07)	($0)	(0.01)	($0.04)	($.12)
US GAAP Mineral Prop.	$0	$0	$0	$0	$0
US GAAP Shareholders’ Equity	$2,019	$926	($ 29	$441	$1,319
US GAAP Total Assets	$2,350	$1,025	$52	$504	$1,741

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

The rate of exchange was 1.21260 on July 15, 2005.

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

For the month end	High	Low

June 30, 2005	1.2630	1.2230
May 31, 2005	1.2732	1.2353
April 30, 2005	1.2617	1.2061
March 31, 2005	1.2492	1.1976
February 28, 2005	1.2581	1.2230
January 31, 2005	1.2468	1.1944

For the year ended	Average	High	Low
1/31/05	1.29	1.40	1.17
1/31/04	1.38	1.53	1.27
1/31/03	1.56	1.61	1.50
1/31/02	1.56	1.61	1.52
1/31/01	1.48	1.45	1.45

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

Item 4.D of this Annual Report discusses our mineral resources in accordance with Canadian National Instrument 43-101. Resources are classified as “measured resources”, “indicated resources” and “inferred resources” under NI 43-101. However, U.S. investors are cautioned that the United States Securities and Exchange Commission does not recognize these resource classifications. There is no assurance that any of our mineral resources will be converted into reserves under the disclosure standards of the United States Securities and Exchange Commission.

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

Adverse Tax Consequences to U.S. Shareholders Resulting From the Company's PFIC Status

The Company believes that it is qualified as a passive foreign investment company ("PFIC") for the fiscal year ended January 31, 2005 and may qualify as a PFIC in the future with respect to U.S. Holders of the Company's common shares because the only source of income is interest, a passive source of income under the PFIC rules.

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

The Company’s head office is situated at Suite 2350 –1177 West Hastings Street, Vancouver, B.C. V6E 2K3. Its registered and records office is the Company’s legal counsels offices situated at 1040 – 999 West Hastings Street, Vancouver, B.C. V6C 2W2. The Company is a reporting issuer in each of the provinces of Albert, British Columbia and Ontario. The Company’s shares have been listed on the TSX Venture Exchange (TSX V) since April 13, 1984 with the symbol "POM" and on the Over the Counter Bulletin Board (“OTCBB”) under the symbol “POMGF” in the United States.

The principal expenditures of the Company are related to its NorthMet Project located in Minnesota, USA. During the years ended January 31, 2005, January 31, 2004, and 2003 expenditures totaling $2,556,237.

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

In the years ended January 31, 2005, 2004 and 2003, the Company did not have any active operations that generated revenues.

On March 17, 2003, the Company incurred a change of management. As a result the Company’s officers and directors resigned and a new President, Secretary, Chief Financial Officer and three board members were appointed. Subsequently, the Company moved is head offices from Denver, Colorado to Vancouver, British Columbia as noted hereinabove.

Management’s primary focus for the year ended 2005 was to continue to advance its NorthMet Project with its environmental and permitting needs, commencement of a large diameter core drill program and continued negotiations with off take partnership agreements. Some of the highlights for the year included:

  An agreement dated February 14, 2004, has granted the Company an option to acquire certain property, plant and equipment from Cleveland Cliffs of Cleveland, Ohio (“Cliffs”) located near the Company’s NorthMet project. The Company paid a US$500,000 option payment during the year ended January 31, 2004 and issued 1,000,000 common shares on March 30, 2004 at a deemed price of CDN$0.30 per share to Cliffs.

  We retained Bateman Engineering Pty. of Brisbane, Australia to complete a review of the Scoping Study for the Northmet Project and to lead the Definitive Feasibility Study (DFS) as coordinating consultant. Bateman will complete the process design (including the design and supervision of a third pilot plant campaign) and the detail engineering and estimates for the plant and infrastructure. Other important elements of the DFS that will be fully integrated with Bateman’s work include:
Environmental permitting Geo-statistical sign-off on the ore body. Mine planning and scheduling of ore and waste, and; Marketing of metals.
  On January 11, 2005, we announced the submission to the State of Minnesota regulators of the necessary information to advance the state’s environmental review process. The filings will lead to production of an Environmental Impact Statement (EIS) on the NorthMet Project. The NorthMet Project is adjacent to existing taconite mining operations and will reuse the former LTV Steel Mining Company plant and infrastructure, now called Cliffs- Erie. hawse have also submitted the information necessary for the Minnesota Department of Natural Resources to prepare a Draft Scoping Environmental Assessment Worksheet (EAW). Our data provides detailed answers to a series of project related questions.
  Preparation of the Draft Scoping EAW and related Draft Scoping Decision will set the stage for subsequent third-party preparation of an exhaustive EIS that will involve public participation. The EAW documents will also become publicly available when fully compiled by the state. Submittal of the EAW follows a public information meeting held November 3 (what year?) in Hoyt Lakes, Minnesota by the Minnesota Department of Natural Resources, the lead state agency responsible for the environmental review process and granting our Permit to Mine.
  On March 14, 2005 we reached an agreement among federal and state regulators to cooperate in preparing a single Environmental Impact Statement (EIS) on the NorthMet Project.
  We completed 42,000 feet of large diameter core drilling at the NorthMet Project. The drilling, which is part of a much larger drilling program scheduled for this year, provides metallurgical sample material for pilot-plant metallurgical test work at SGS Lakefield commencing in August 2005. The drill program, which totals 90,000 feet is integral to the completion of a definitive feasibility study and will allow resource definition, detailed mine planning, waste rock characterization and other important aspects for the environmental permitting program. The pilot plant is intended to demonstrate the process, provide product sample for off-take agreements and to allow the engineer Bateman to provide process guarantees. The metallurgical results of the pilot plant will add new information to our ongoing bankable feasibility study that is aimed at commercial development of the NorthMet deposit.
  We deployed a second drilling contractor at the NorthMet project. Diamond drilling equipment was used to produce NTW core for in-fill drilling that will help further define the NorthMet resource.
  We commissioned two additional 43-101 technical reports, to complete a revised resource model based on a geological and drill hole database, which has been updated and contains over 17,000, validated assayed intervals. The database will continue to be expanded during 2005 as the results of the current in-fill and metallurgical-sample drill programs are added on completion.

C.        Organizational Structure

As at January 31, 2005 we had two (2) wholly owned subsidiaries, Fleck Minerals Inc., incorporated in Ontario, and PolyMet Mining Inc., incorporated in Minnesota, USA.

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

(a)      History

The NorthMet Project was discovered by US Steel Corp (“USX”) in 1969. Originally, it was thought to be a high-grade, underground copper-nickel resource. Drilling in the 1970’s demonstrated that it was in fact a high tonnage, low-grade deposit, amenable to open pit mining. The grade improved at depth. The inability to produce separate clean nickel or copper concentrates led to further process evaluation and development. At that time there was no recognition of any contained PGM’s.

The Minnesota Department of Natural Resources (“DNR”) subsequently discovered that PGM’s were associated with the nickel and copper in the resource. In 1989, we acquired a 20-year renewable mining lease over the property from USX and commenced an investigation into the potential for mining and recovering copper, nickel and PGM’s. We re-assayed pulps and rejects from previous drilling to obtain data on PGM’s. The encouraging potential to produce extra revenue attracted joint venture partners (Nerco and Argosy Mining) who assisted in identifying and quantifying the PGM values. However these companies were not able to develop a metallurgical process that could economically produce separate acceptable concentrates for sale to a smelter, or economically extract the contained metals from a bulk concentrate.

In the mid-90’s, we began investigating the use of hydrometallurgical processes, including bio-leaching and pressure oxidation, to determine the benefit to the Project. In 1998 we focused on a hydrometallurgical extractive technology, which led to the development of the PlatSolTM Process. The operating conditions of the PlatSolTM Process are such that the copper, nickel, cobalt and precious metals are all placed in solution in a single operation. Since the initial PlatSolTM testwork, the process has evolved and testwork on concentrates other deposits around the world led to improved recoveries of PGMs from the 92% level to 97%.

In July 2000, we entered into a joint venture arrangement with North Limited (“North”), a major Australian mining company, to progress the NorthMet Project to commercial production. Under the joint venture arrangement, North had the opportunity to ultimately earn an 87.5% interest in the PolyMet Project through funding and production of a Feasibility Study and funding 100% of the total capital costs to develop the project.

In August 2000, Rio Tinto Limited (“Rio Tinto”) completed an on-market takeover of North. Subsequently, Rio Tinto decided not to proceed with the NorthMet project and we exercised our 30-day pre-emptive right, under a “change of control” clause, to terminate the joint venture arrangement. Consequently, we regained a 100% interest in the NorthMet Project.

Following completion of the metallurgical pilot plant work in November 2000, we commissioned a Pre-Feasibility Study on the project in November 2000, based on the PlatSol process. This study was completed in April 2001. The Pre-Feasibility Study was for a 50,000tpd operation. The economics of this project were found to be unacceptably low and required a high up front capital expenditure. No further work was done until March 2003, when new management took over the company and commenced a detailed review of the project.

To we have expended $6,236,016 on the Project. These expenditures supported drilling, sampling, assaying, environmental, metallurgical testing and the pre-feasibility studies.

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

Pursuant to an Agreement dated January 4, 1989, we entered into a lease agreement with USX Corporation on certain lands in St. Louis County, Minnesota. The property is characterized as being mineralized with nickel, copper, platinum, palladium and gold. The term of the lease is 20 years, with annual lease payments as follows:

US$10,000 paid on execution of the lease US$10,000 paid on the first anniversary

US$25,000 paid on the second and third anniversary US$40,000 paid on the fourth and fifth anniversary US$50,000 paid on the sixth through ninth anniversary US$75,000 paid on the tenth through sixteenth anniversary

US$150,000 paid on the seventeenth anniversary and each year thereafter.

Due to the financial difficulties experienced during 2002, we obtained approval from US Steel to make the annual lease payment on the NorthMet property on a quarterly basis. US Steel has agreed to payment of the $75,000 owing 4 January 2003 as to $18,750 on 31 January 2003, $18,750 on 9 March 2003 and $37,500 on 18 June 2003.

We can, at our option, terminate the lease at any time by giving written notice to the lessor not less than 90 days prior to the effective termination date or can extend the 20-year term by continuing to make annual lease payments. The lease payments are considered advance royalty payments and shall be deducted from future production royalties payable to the lessor, which range from 3% to 5% based on the net smelter return per ton of ore mined. Our recovery of the advance royalty payments is subject to the lessor receiving an amount not less than the amount of the annual lease payment for that year.

(ii)	State of Minnesota Minerals Leases (USA).

During fiscal 2002, we successfully bid on 16 State of Minnesota minerals leases covering 4,363.41 acres. These leases are in proximity of proposed mining and waste disposal sites associated with the Project. The strategic location of these leases should facilitate Project economics and viability over the long term. Total cost of these three-year leases was US$16,784.67 paid in advance.

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

Based on the Pre-feasibility Study, permitting of the NorthMet project will require substantial investment of both time and funds. The estimated permitting time frame is 3 to 3.5 years at an estimated cost of $6 million to $6.5 million. The timetable for the NorthMet project to move from pre-feasibility through permitting and construction to full operation is estimated to be six years. This estimate incorporates the 3 to 3.5 years for permitting and 1.5 years for plant construction.

As both EIS and permitting of the project will be subject to the arrangements of a land swap, we believe that this land swap with US Forest Service should be completed in conjunction with the feasibility study. PolyMet anticipates that negotiations with US Forest Service take approximately 2 years from the commencement of a feasibility study and will cost approximately $3.5 million to complete. We have no assurance that the land swap will be completed and that it will do so in this time frame or cost.

In the event that the Company acquires the facilities, under option with Cliffs Erie, we believe that the permitting requirements will be reduced substantially by utilizing the permits already in place for the Cliffs facility. There is no assurance at this time that we will meet our option requirements and therefore use of permits currently in place with Cliffs is speculative.

(f)      History of Exploration

During September 1999 to February 2000, and again in the fourth quarter of Fiscal 2001, we completed diamond core and reverse circulation drilling programs. These programs were designed with two-fold purposes: 1) in-fill drilling for estimated resource calculations, and 2) collect mineralized material for a mini-continuous pilot-plant testing program. We have drilled 87 of the 201 drill holes now in the In addition, with the assistance of Minnesota’s Natural Resources Research Institute, we assayed previously unassayed sections of the USX drill core. The assays were conducted by Chemex Labs in Reno, Nevada and Acme Analytical in Vancouver, B.C. ran the check assays. We have incorporated the drill results into the calculations included in the pre-feasibility study completed in April 2001.

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

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

This section uses the terms ”measured resources”, ”indicated resources” and ”inferred resources”. We advise United States investors that while these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the United States Securities and Exchange Commission does not recognize them. United States investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted to reserves. In addition, ”inferred resources” have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian Rules, estimates of Inferred Mineral Resources may not form the basis of Feasibility or Pre-Feasibility Studies, or economic studies except for a Preliminary Assessment as defined under 43-101. United States investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

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

(i)      Future Exploration

In addition to the ongoing environmental and permitting work we completed 42,000 feet of large diameter core drilling at the NorthMet Project. The drilling, which is part of a much larger drilling program scheduled for this year, provides metallurgical sample material for pilot-plant metallurgical test work at SGS Lakefield commencing in August 2005. The drill program, which totals 90,000 feet is integral to the completion of the definitive feasibility study and will allow resource definition, detailed mine planning, waste rock characterization and other important aspects for the environmental permitting program. The pilot plant planned for August 2005 is intended to demonstrate the process, provide product sample for off-take agreements and to allow the engineer Bateman to provide process guarantees. The metallurgical results of the pilot plant will add new information to our ongoing bankable feasibility study that is aimed at commercial development of the NorthMet deposit in 2007.

Regulations and Government Rules
The mining industry has been subject to increasing government controls and regulations in recent years. We have obtained all necessary permits for exploration work performed to date and anticipates no material problems obtaining the necessary permits to proceed with further development.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This discussion and analysis should be read in conjunction with the Company's consolidated financial statements. Our reporting currency is the United States dollar and our financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP); however, there are no material differences between U.S. GAAP and Canadian GAAP regarding the financial statements. All amounts in this discussion and in the consolidated financial statements are expressed in United States dollars, unless identified otherwise.

(a)      Operating Results

Summary of Financial Results

We recorded a loss in 2005 of $3,776,337 ($0.07 per share) compared to a loss of $146,800 ($0.00 per share) in 2004 and a loss of $471,679 ($0.01 per share) in 2003. The loss in 2005 was attributed to a non-cash stock based compensation expense of $992,658 and pre-feasibility costs of $1,622,983.

During 2005 we expended $1,228,970 (net of stock based compensation expense of $992,658) in general and administrative costs compared to $233,658 (net of stock based compensation expense of $55,048) in 2004 and $331,886 in 2003. During 2005 we also expended $1,622,983 in exploration, pre-feasibility and lease payments compared to $91,616 in 2004 and $112,318 in 2003. The substantial increase was a result of our direct participation in the environmental and permitting advancement at the NorthMet Project.

Change in Accounting Policy

We adopted the recommendations of CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments, effective for all awards granted on or after 1 February 2003. This established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

As encouraged by CICA Handbook Section 3870, the we enacted prospectively early adoption of the fair value based method of accounting for awards issued to employees for the fiscal year beginning 1 February 2003.

The new standard requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method. In prior years, stock-based compensation expense was only recognized when stock-based compensation awards were made to non-employees, while pro-forma disclosure was acceptable for awards made to employees.

During fiscal year 2003, we changed our accounting policy with respect to accounting for exploration expenditures. In 2002 and prior periods, acquisition and exploration expenditures were capitalized to mineral properties. Under the new policy, exploration expenditures (including lease/option payments) are expensed while acquisition expenditures continue to be capitalized. This change has been applied retroactively and has increased the deficit as at January 31, 2000 by $2,876,565 and increased the loss for the year ended 2002 by $606,162.

Summary of Operating Results

As at January 31, 2005, the Company operated in one segment, the exploration of the base and precious metals at its NorthMet Project in Minnesota, United States. Other reconciling adjustments comprise general and administrative costs, stock based compensation expense, financing expenses, foreign exchange interest income, assets, purchase of property, plant and equipment and amortization reported by the Canadian head office.

	NorthMet	Other
	Project in	reconciling
2005	U.S.	adjustments	Consolidated
Segment operating loss	$1,855,631	$1,920,706	$3,776,337
Purchase property, plant and equipment	$12,028	$3,810	$15,838
Other assets	$729,320	$-	$729,320
Identifiable assets	$986,065	$1,364,099	$2,350,164
2004
Segment operating loss	$124,473	$22,327	146,800
Purchase property, plant and
equipment	$-	$2,061	2,061
Other assets	$500,000	$-	500,000
Proceeds on sale of resource property	$-	$219,925	219,925
Proceeds on disposal of property, plant
and equipment	$33,331	$-	33,331
Identifiable assets	$505,500	$519,437	1,024,937
2003
Segment operating loss	$376,462	$95,217	471,679
Purchase property, plant and
equipment	$-	$-	-
Proceeds on disposal of property, plant
and equipment	$48,301	$-	48,301
Identifiable assets	$11,626	$40,001	51,627

Fiscal 2005 versus Fiscal 2004

Our focus for the current year was to further advance the environmental and permitting process and to commence a diameter core drill program at the NorthMet project. We expanded our operations in Minnesota by retaining several key consultants to assist in the completion of the environmental study and permitting requirements of the project. In addition we initiated negotiations to secure off take partnership agreements.

Fiscal 2004 versus Fiscal 2003

Our primary objective for 2004 was to achieve certain milestones with respect to the NorthMet project. We were successful in obtaining the option to acquire the Cliffs-Erie facility, which if exercised will significantly reduce the capital costs for the project. In addition an independent scoping study on the NorthMet project was completed integrating the Cliffs-Erie facility and its impact on the overall pre-feasibility capital costs. Expenditures of $500,000 were made to obtain the option to acquire the Cliffs-Erie facility. During March 2004, upon receipt of regulatory approval of the option agreement, the Company issued 1,000,000 common shares to maintain the exclusive rights under the option to June 30, 2006.

With our focus on the NorthMet project, we reached an agreement for the sale of Marathon leases and related land for proceeds of $250,000.

Fiscal 2003 versus Fiscal 2002

Fiscal 2003 focused on our survivability during very difficult economic conditions. Management continued its efforts to attract a strategic partner for the NorthMet Project, as well as to solicit investment equity capital. Subsequent to the 2003 year-end we completed a private placement for net proceeds of $73,410.

The only work performed on-site at the NorthMet Project consisted of environmental mitigation of drill holes and the disposal of drill cuttings from previous drilling campaigns. All such work has now been completed.

Liquidity And Capital Resources

Working Capital

As at January 31, 2005, we had working capital of $1,273,660, with approximately $510,871 in cash and restricted cash, $807,200 in term deposits and $286,601 in miscellaneous receivables and prepaid expenses and accounts payable of $331,012. In addition we had $229,320 in other assets and 15,838 in property, plant and equipment expenditures.

We rely principally on equity financing to fund our projects and expenditures. We have no internal source of funding and thus we depend on our ability to finance by raising funds by the sale of shares.

Planned Exploration Activities

Our current available cash and working capital will be adequate to maintain our property lease, summarized in Item 4, of this Annual Report, and administrative costs for the next 12 months. In order to advance the NorthMet project further additional funding will be required and there are no assurances that we will be able to complete the necessary financings or obtain a joint venture in order to carry out any further work. See Risk Factors.

Operating Cash Flow

For the year ended January 31, 2005, net cash inflows of $3,414,090 exceeded cash outflows of $3,398,770 resulting in a positive cash flow of $15,320, which when combined with the $495,551 cash balance from year end 2004 results in an ending cash position of $510,871. The cash inflows were a result of two private placements for a total of 2,800,000 shares at CDN $0.80 per share for proceeds of $1,733,894. Cash outflows comprised principally of general and administrative costs of $1,228,970 (net non-cash stock based compensation expense) and pre-feasibility costs of $1,622,983.

Financing Activities

The following outlines our financing activities for the period ended January 31, 2005 included:

•
In June 2004 we arranged a non-brokered private placement for a total of 1,550,000 units at CDN  $0.80 per unit for cash in the amount of CDN$1,240,000. Each Unit consists of one common share  and one-half of one non-transferable share purchase warrant, One full share purchase warrant  entitles the holder to purchase one additional common share for a period of 18 months from the  closing of the private placement at CDN$1.20 per share. A finder's fee in the amount of 7.5% of the  gross proceeds with respect to the placement of 825,000 units was paid in the form of 61,875 shares  in the capital stock at a deemed price of CDN$0.80 per share.

•
In September 2004 we arranged a non-brokered private placement for a total of 1,250,000 units at  CDN$0.80 per unit for cash in the amount of CDN$1,000,000. Each unit consists of one common  share and one-half of one non-transferable share purchase warrant. One full share purchase warrant  entitles the holder to purchase one additional common share for a period of 18 months from the  closing of the private placement at CDN$1.20 per share. A finder's fee in the amount of 7.5% of the  gross proceeds with respect to the placement of 1,250,000 units has been paid in the form of 93,750  shares in the capital stock at a deemed price of cdn$0.80 per share.

•	During the year 5,277,574 share purchase warrants were exercised at exercise prices between CDN$0.10 - CDN$0.25 per share for proceeds of $828,554.

•	During the year, stock options in the amount of 1,088,400 were exercised at a prices between CDN$0.08 - CDN$0.13 per share for proceeds of $81,383.

•	Subsequent to year-end, a private placement for 9,000,000 units at CDN$0.55 per unit for net proceeds of $3,831,795 was completed of which $762,804 was deposited prior to January 31, 2005.

During 2004 the following financings were completed:

•
In March 2003, we arranged a private placement of 1,904,760 units at CDN $0.0525 per unit for cash  in the amount of CDN$67,507. Each unit consists of one common share and one share purchase  warrant to purchase one common share at CDN $0.10 for one year. Two directors subscribed for  190,476 units.

•
In September 2003, we arranged a private placement of 2,746,892 units at CDN $0.10 for cash in the  amount of CDN$247,158. Each unit consists one common share and one share purchase warrant to  purchase an additional common share at CDN $0.15 in year one and CDN $0.17 in year two.

•
In January 2004, we completed a private placement of 6,996,666 units at CDN$0.15 for cash in the  amount of CDN$1,049,499. Each unit consists of one common share and one-half of one share  purchase warrant. One full share purchase warrant entitles the holder to purchase one additional  common share for a period of 24 months at a price of CDN$0.25 per share provided that should the  Company’s shares trade on the TSX Venture Exchange at over CDN$0.50 per share for over 25  consecutive trading days, the warrants will terminate 30 days thereafter. A finders’ fee of  CDN$50,000 cash and 60,000 common shares at a deemed price of CDN$0.15 per share was paid.

•	During the year, 486,610 share purchase warrants were exercised at an exercise price of CDN$0.10 per share.

•	During the year ended stock options in the amount of 89,600 were exercised at a price of CDN$0.08 per share.

There were no shares or financing activities for the fiscal period ended January 31, 2003.

Requirements of Financing

Development of the NorthMet project to feasibility will require additional equity and possible debt financing, which involve significant risks some of which have been referred to previously in this document. As we are in the exploration stage, we do not have revenues from operations and, except for income from cash and cash equivalents, we rely on equity funding for our continuing financial liquidity. We do not have any arrangements or commitments in place for any additional financing.

(c)      Research and Development, Patents and Licenses, Etc.

Not applicable. See Item 4, Information on the Company, D. Property, Plant and Equipment, for a review of our exploration activities.

(d)      Trend Information

There are no trends, commitments, events or uncertainties presently known to management that are reasonably expected to have a material effect on our business, financial condition or results of operation other than uncertainty as to the speculative nature of the business (Refer to the heading entitled “Risk Factors”).

(e)      Off-Balance Sheet Arrangements

Not applicable.

(f)      Tabular Disclosure of Contractual Obligations

Payments due Period
	Less than 1 Year	1 –3 Years	3 – 5 Years	More than Five years
Lease Obligations	-	$150,000 - $450,000	$150,000 - $450,000	$150,000 per annum

By an agreement dated January 4, 1989 and a subsequent amendment, we entered into a lease agreement with USX Corporation (“USX”) on certain lands in St. Louis County, Minnesota. The term of the lease is 20 years and calls for total annual lease payments of $1,475,000. All lease payments have been paid or accrued to January 31, 2005. The agreement requires future annual lease payments of $150,000 from January 4, 2006 to 2009.

We can, at our option, terminate the lease at any time by giving written notice to the lessor not less than 90 days prior to the effective termination date or can extend the 20-year term by continuing to make $150,000 annual lease payments on each successive anniversary date.

The lease payments are considered advance royalty payments and shall be deducted from future production royalties payable to the lessor, which range from 3% to 5% based on the net smelter return received. Our recovery of the advance royalty payments is subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year.

During the year ended January 31, 2005, USX assigned the lease to RGGS Land & Minerals Ltd., L.P.

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

The following table sets out the name of the directors as at July 15, 2005, the country in which each is ordinarily a resident, all offices of the Company now held by each of them, their principal occupations, the period of time for which each has been a director of the Company, and the number of common shares of the Company beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

Name and municipality of residence and position	Business Experience for the past five years	Previous service as a director or officer
William F. Murray, P.Eng(2) Canada	Mining Executive, director and officer of a private engineering and management firm, director of several public resource companies; Director, President and CEO of the Company wherein 85% of his time was dedicated to the affairs of the Company.	March 17, 2003
George Molyviatis(1)(3) , Geneva	Financier, Banker, President of an international lumber company; Director of the Company	March 17, 2003
Ian Forrest(1)(3), Geneva	Chartered Accountant, director of several public resource companies, Director of the Company	Oct. 3, 2003
Dr. David Dreisinger(1)(2)(3) Ph.D., a professor of the Canada	Faculty of Applied Science, Department of Metal and Materials Engineering at University of British Columbia, Director of the Company	Oct. 3, 2003
James Swearingen(1)(2) , United States	Co-chair of Governor’s Committee on Minnesota’s Mining Future, Director of the Company	Jan. 14, 2005
Terese J. Gieselman Canada	Mining Executive, director and officer of private consulting management firm, officer of several public resource companies; Chief Financial Officer of the Company wherein 50% of her time was
	dedicated to the affairs of the Company.	October 3, 2003

1	Member of the Audit Committee
2.	Member of the Compensation Committee
3.	Member of Corporate Governance Committee

STATEMENT OF EXECUTIVE COMPENSATION

During the fiscal year ended January 31, 2005, the Company had two Named Executive Officers (for the purposes of applicable securities legislation), namely:

(a)	William Murray, President and Chief Executive Officer
(b)	Terese J. Gieselman, Chief Financial Officer

The Chief Executive Officer is a shareholder in a private British Columbia company which is entitled under a management agreement to receive compensation of CDN$192,000 per year. The following table sets forth, for the periods indicated, the compensation of the Named Executive Officers.

Summary Compensation Table

Name & Principal Position	Year	Annual Compensation			Long Term Compensation
		Salary ($)	Bonus ($)	Other ($)	Awards		Payouts
					Securities Under Option (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensa tion ($)
William Murray(2) President/CEO	2005 2004 2003	US$141,270 US$45,810 N/A	US$93,519(1) Nil N/A	Nil Nil N/A	956,600 956,600 N/A	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A
Dr. Donald W. Gentry(2) Former President/CEO	2005 2004 2003	Nil NIL US$103,288	Nil Nil Nil	Nil Nil Nil	341,052 500,000 541,052	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Terese J. Gieselman CFO	2005 2004 2003	US$12,781 US$5,820 N/A	Nil Nil N/A	Nil Nil N/A	60,000 60,000 N/A	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A

(1)
Pursuant to the Bonus Share Incentive Plan 600,000 common shares were accrued at a deemed price of CDN$0.19 (US$93,519). The Shares were issued subsequent to year-end on March 15, 2005. See Other Remuneration.

(2)	Effective March 17, 2003, Mr. Donald W. Gentry resigned and William F. Murray was appointed President and CEO.

Long Term Incentive Plan (LTIP) Awards

We do not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company’s securities) was paid or distributed to the Named Executive Officer during the most recently completed financial year.

Option/Stock Appreciation Rights (“SAR”) Grants
During the Most Recently Completed Financial Year

Name	Securities Under Option/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
William Murray	100,000	0.03%	CDN $0.66	CDN$0.66	July 5, 2009
Terese J. Gieselman	60,000	0.02%	CDN $0.40	CDN$0.51(1)	March 1, 2009

(i)	Options were granted at the allowable Discounted Market Price as defined in the TSX-VE Policy 1.1.

Aggregated Options/SAR Exercises in Last Financial Year
and Financial Year-End Option/SAR Values

The following table (presented in accordance with the Rules) sets forth details of all exercises of stock options during the most recently completed financial year by each of the Named Executive Officers and the number of unexercised options held by the Named Executive Officers.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/ SARs at Fiscal Year-End ($) Exercisable/ Unexercisable	Value of Unexercised In- the-Money Options/ SARs at Fiscal Year-End ($) Exercisable/ Unexercisable
William F. Murray	Nil	Nil	1,056,600	421,470
Terese J. Gieselman	Nil	Nil	60,000	8,400

Defined Benefit or Actuarial Plan Disclosure

There is no pension plan or retirement benefit plan that has been instituted and none are proposed at this time.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company and its subsidiaries do not have a compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive more than $100,000 to compensate such executive officers in the event of resignation, retirement or other termination, a change of control of the Company or a change in responsibilities following a change of control except pursuant to an agreement dated March 17, 2004 whereby in the event of a take over bid as defined in Section 13 of the Securities Act (British Columbia), and where it shall require that the offeror takes up and pays for more than 50% of the issued shares of the Company, Mr. William Murray shall have the right to receive a severance allowance. The severance allowance shall be based on the implied market capitalization of the Company under the take-over-bid, calculated multiplying the price actually paid under the take-over-bid by the number of issued shares of the Company on a fully diluted basis at the time of the take-over-bid (“Severance Allowance”, as follows:

(a)	if the implied market capitalization is at least Cdn$50,000,000 but less than CDN$75,000,000, Optimum shall receive a Severance Allowance of CDN$200,000;

(b)	if the implied market capitalization is at least CDN$75,000,000 but less than CDN$100,000,000, Optimum shall receive a Severance Allowance of CDN$400,000; and thereafter

(c)	for every increase in the implied market capitalization of CDN$25,000,000, the Severance Allowance shall increase by an additional CDN$600,000.

Notwithstanding the aforementioned, if the Company terminates the agreement with Mr. Murray for any reason other than cause, under the terms of the agreement, Mr. Murray will be entitled to receive 200% of all compensation to be paid for the remaining balance of the term of the agreement which expires on March 17, 2006.

Compensation Committee

The Compensation Committee, consisting of William Murray, James Swearingen and David Dreisinger, recommends the compensation of the executive officers of the Company. See “Report on Executive Compensation” for further details.

Compensation of Directors

We have no arrangements, standard or otherwise, pursuant to which Directors other than the Named Executive Officer (See “Report on Executive Compensation”) are compensated by the Company or its subsidiaries for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this Annual Report with the exception of the following:

Name of Director	Consulting Fees
P. Terry O’Kane	$46,799(1)
George Molyviatis	$46,799(1)
W. Ian L. Forrest	$46,799(1)
David Dreisinger	$33,083(2)

(1)
Pursuant to the Bonus Plan 300,000 common shares were accrued at January 31, 2005 to each Director at a deemed price of CDN$0.19 (US$46,799). The Shares were issued subsequent to year-end on March 15, 2005. See Other Remuneration.

(2)	Consulting fees paid in connection with the Company’s NorthMet Project, $31,754 to January 31, 2005 and $1,329 as at May 12, 2005.

The Company has formalized stock option plan for the granting of incentive stock options to the officers, employees and Directors. The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the Directors of the Company and to closely align the personal interests of such persons to that of the shareholders.

The following stock options were granted to directors of the Company during the most recently completed financial year:

	Number of	Exercise Price
Date Granted	Shares under Option	Per Share	Expiry Date

July 5, 2004	750,000	CDN $0.66	July 5, 2009

Other Remuneration

On November 5, 2003 we adopted a bonus share incentive plan (the “Bonus Plan”) for our directors and key employees. The Bonus Plan was initially approved at our Annual General and Special Meeting held on May 28, 2004. Thereafter the Bonus Plan was submitted in a revised form in response to comments received from the TSX-VE and approved thereafter by the Company’s shareholders at its Extra Ordinary General Meeting held on November 4, 2004.

The issuance of bonus shares is seen to be a true incentive to key members of the management team as opposed to the granting of more conventional stock options. If the milestones are not accomplished, the bonus shares are not granted.

We have determined to limit the aggregate number of shares that may be issued under the Bonus Plan and our incentive stock option plan to not more than 20% of the Company’s issued shares from time to time. Accordingly, we received approval for the issuance of up to a total of 2,890,000 shares of the Company with respect to Milestones 1 and 2 as per the following:

Milestone 1: Execution of an option agreement with Cleveland Cliffs for the use or purchase of what is referred to as the Cliffs-Erie Facility. This consists of real property located near Hoyt Lakes, Minnesota (the “Erie Site”), on which are located various ore processing facilities formerly operating by LTV Steel Mining Company as part of that company’s taconite mining and processing operations (the “Property”). The Property will be used to process mineral products from our NorthMet property, in nearby Babbitt, Minnesota. This Milestone was negotiated in September 2003 and a final agreement was signed in February 2004. Accordingly, the number of shares issuable was 1,590,000 shares of which 1,500,000 were designated to the following directors:

Name of Director	No. of Common Shares
William Murray	600,000
P. Terry O’Kane	300,000
George Molyviatis	300,000
W. Ian L. Forrest	300,000

As at January 31, 2005 the Bonus Shares were accrued and subsequently issued on March 15, 2005 (See “Directors Compensation”).

Milestone 2: Negotiation and completion of an off-take agreement with one or more senior metals producers for the purchase of the nickel hydroxide concentrate produced from the NorthMet Property, and/or an equity investment in the Company by such a producer or producers.

Upon achievement of the Milestone, 1,300,000 shares will be issued, of which 900,000 have been designated to the following directors:

Name of Director	No. of Common Shares
William Murray	300,000
James Swearingen	150,000
George Molyviatis	150,000
W. Ian L. Forrest	150,000
David Dreisinger	150,000

As at the date of this Annual Report the Bonus Shares under Milestone 2 have been allotted but have not been issued.

We received approval of Milestones 3 and 4 of the Bonus Plan at the Company’s Annual and Special Meeting held on June 24, 2005 which provides for the issuance of up to a total of 5,990,000 shares as outlined below:

Milestone 3: Completion of a bankable feasibility study which indicates that production from the Northmet Property is commercially feasible.

Upon the achievement of Milestone 3, 1,500,000 shares will be issued to the Directors as a group, as more fully set forth below:

Name of Director	Number of Shares
William Murray	500,000
George Molyviatis	250,000
James Swearingen	250,000
Ian Forrest	250,000
Dave Dreisinger	250,000
TOTAL	1,500,000

and an additional 850,000 shares will be issued to certain Key Employees as more fully set forth below:

Name of Employee	Number of Shares
Gaston Reymenants	400,000
Warren Hudelson	125,000
Jim Scott	125,000
Don Hunter	200,000
TOTAL	850,000

Gaston Reymenants has been retained as a specialist in metal sales to assist with off-take negotiations and project financing.

Warren Hudelson is a director of the Company’s U.S. Subsidiary, PolyMet Mining, Inc. and will be involved in the permitting process.

Jim Scott is responsible for the permitting process and involved in the project environmental statement.

Don Hunter is the project manager for the NorthMet Project and responsible for the overall completion of the bankable feasibility study.

Milestone 4: Commencement of Commercial Production of the Northmet Property.

Upon the achievement of Milestone 4, 2,400,000 shares will be issued to the Directors as a group and an additional 2,400,000 shares will be issued to the Key Employees.

Name of Director	Number of Shares
William Murray	800,000
George Molyviatis	400,000
James Swearingen	400,000
Ian Forrest	400,000
Dave Dreisinger	400,000
TOTAL	2,400,000

and an additional 1,240,000 shares will be issued to certain Key Employees as more fully set forth below:

Name of Employee	Number of Shares
Gaston Reymenants	400,000
Warren Hudelson	240,000
Jim Scott	200,000
Don Hunter	400,000
TOTAL	1,240,000

As at the date of this Annual Report the Bonus Shares under Milestone 3 and 4 have been allotted but have not been issued.

Report on Executive Compensation

As part of its responsibilities, the Compensation Committee reviews our overall compensation plan and the policies pertaining thereto to ensure that they are consistent with our goals of attracting and retaining the best available people, align the employee’s interests with those of the Company, and pay for performance. In establishing levels of remuneration and in granting stock options, the executive’s performance, level of expertise, responsibilities, length of service to the Company and comparable levels of remuneration paid to executives of other companies of comparable size and development within the industry are taken into consideration.

See “Report on Executive Compensation Table” for more information on remuneration of the Named Executive Officers.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day-to-day management of the Company. The Board is committed to sound corporate governance practices, which are both in the interest of its shareholders and contribute to effective and efficient decision making. As a Tier 1 company listed on the TSX-V, we are required to comply with the guidelines for improved corporate governance in Canada adopted by the TSX (the “Exchange Guidelines”). Our approach to corporate governance in the context of 14 specific Exchange Guidelines is set out in the attached Exhibit 7

AUDIT COMMITTEE

Audit Committee Charter

Our audit committee Charter is attached as Appendix 1 of the attached Exhibit "7" to this Annual Report.

Composition of the Audit Committee

The following are the members of the Committee:

Ian Forrest	Independent (1)	Financially literate (1)
George Molyviatis	Independent (1)	Financially literate (1)
David Dreisinger	Independent (1)	Financially literate (1)
James Swearingen	Independent (1)	Financially literate (1)

(1) As defined by Multilateral Instrument 52-110 ("MI 52-110").

D.      Employees

As at January 31, 2005 we had one employee. From August 2002 to March 17, 2003, the Company utilized the services of a consultant for the majority of the administrative and all financial/accounting activities, during this relatively dormant period. None of our employees are covered by a collective bargaining agreement. Subsequent to the change of management the President was paid as a consultant along with an independent consultant for administrative and accounting activities. From January 2002 to the end of July 2002, we had one employee.

E.      Share Ownership

See B. Compensation.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.      Major Shareholders

To the best of the knowledge of the directors and senior officers of the Company there were no shareholders of the Company that beneficially owned, directly or indirectly, or exercises control over, shares carrying more than 5% of the outstanding voting rights attached to the Company's Common Shares as at July 18, 2005.

As at July 18, 2005, there were 384 holders of record of the Company's Common Shares of which 287 were U.S. residents owning 10,449,178 (15.53%) of the Company's outstanding shares.

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

B.      Related Party Transactions

We have conducted transactions with officers, directors and persons or companies related to directors as follows:

Paid or accrued amounts as follows:

	2005	2004
Management fees and wages	$141,270	$52,388
Consulting fees	336,448	-
Legal fees	59,700	-
Office facilities	23,070	-
	560,488	52,388

C.      Interest of experts and counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.      Consolidated Statements and Other Financial Information See Item 17 Legal Proceedings

We do not know of any material active or pending legal proceedings against us; nor are we involved as a plaintiff in any material proceeding or pending litigation. We know of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

Dividend Policy

Since its incorporation, we have not declared or paid, and have no present intention to declare or to pay in the foreseeable future, any cash dividends with respect to our Common Shares. Earnings will be retained to finance further growth and development of our business. However, if the Board of Directors declares dividends, all Common Shares will participate equally in the dividends, and, in the event of liquidation, in the net assets, of the Company.

B.      Significant Changes

Subsequent to January 31, 2005:

We completed a private placement for 9,000,000 units at a price of CDN$0.55 per unit for total proceeds of CDN$4,950,000 ($3,945,978). Each unit consists of one common share and one-half of one share purchase warrant at a price of CDN$0.70 for two years from closing, provided that if the closing price of the Company’s shares as traded on the Exchange exceeds CDN$1.00 per share for 30 consecutive trading days, the warrants will terminate 30 days thereafter. The Company issued 444,950 common shares and paid CDN$124, 823 in cash ($99,209) in relation to a finders’ fee on a portion of the financing.

We issued 341,052 common shares pursuant to the exercise of stock options at a price of CDN$0.10 for total proceeds of approximately of $27,107.

We issued 40,000 common shares pursuant to the exercise of stock options at a price of CDN$0.40 for total proceeds of approximately $13,120.

On March 30, 2005 we granted 765,000 stock options to various directors, officers and consultants at a price of CDN$0.65.

ITEM 9. THE OFFER AND LISTING

A.      The Offer and Listing Details

The following table outlines the annual high and low market prices for the five most recent fiscal periods:

Fiscal Period	High	Low

January 31, 2005	CDN$1.20	CDN$0.27
January 31, 2004	CDN$0.30	CDN$0.25
January 31, 2003	CDN$0.12	CDN$0.04
January 31, 2002	CDN$0.66	CDN$0.10
January 31, 2001	CDN$1.25	CDN$0.42

The following table outlines the high and low market prices for each fiscal financial quarter for the two most recent fiscal periods and any subsequent period:

Fiscal Quarter	High	Low

April 30, 2005	CDN$0.85	CDN$0.51
January 31, 2005	CDN$0.73	CDN$0.55
October 31, 2004	CDN$0.92	CDN$0.66
July 31, 2004	CDN$1.20	CDN$0.25
April 30, 2004	CDN$0.89	CDN$0.82
January 31, 2004	CDN$0.30	CDN$0.25
October 31, 2003	CDN$0.17	CDN$0.14
July 31, 2003	CDN$0.09	CDN$0.08

The following table outlines the high and low market prices for each of the most recent six months:

Month	High	Low

June 30, 2005	CDN$1.02	CDN$0.92
May 31, 2005	CDN$1.02	CDN$0.85
April 30, 2005	CDN$0.85	CDN$0.63
March 31, 2005	CDN$0.74	CDN$0.64
February 28, 2005	CDN$0.71	CDN$0.51
January 31, 2005	CDN$0.72	CDN$0.51

B.      Plan of Distribution

Not applicable.

C.      Markets

Our common shares trade on the TSX Venture Exchange in British Columbia, Canada under the symbol "POM”. Our common shares commenced trading in April 1984. In August 2000, we listed on the OTCBB under the symbol “POMGF”.

D.      Selling Shareholders

Not applicable.

E.      Dilution

Not applicable.

F.      Expense of the issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.      Share Capital

Not applicable.

B.      Memorandum and articles of association

Our Certificate of Incorporation and Articles/By-Laws are Incorporated by Reference to Form 20-FR. We confirm no changes have been made our Articles/By-Laws.

C.      Material Contracts

We have not entered into any material contracts for the past two fiscal periods ending January 31, 2005 and January 31, 2004 other than those contracts entered into in the ordinary course of business.

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

Distributions on Common Shares of the Company - U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States Federal Income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s United States Federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder, which is a corporation.

Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations, which are beyond the scope of this discussion.

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

Disposition of Common Shares of the Company - A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company. This gain or loss will be capital gain or loss if the common shares are capital asset in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders, which are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders, which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

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

Passive Foreign Investment Company - As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company (“PFIC”), as defined in Section 1297 of the Code, depending upon the percentage of the Company’s income which is passive, or the percentage of the Company’s assets which is held for the purpose of producing passive income. Certain United States income tax legislation contains rules governing PFICs, which can have significant tax effects on U.S. shareholders of foreign corporations. These rules do not apply to non-U.S. shareholders. Section 1297(a) of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the company is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. The taxation of a US shareholder who owns stock in a PFIC is extremely complex and is therefore beyond the scope of this discussion. US persons should consult with their own tax advisors with regards to the impact of these rules.

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

F.      Dividends and Paying Agents

Not applicable.

G.      Statements by Experts

Not applicable

H.      Documents on Display

All documents referred to in this Form 20-F are available for inspection at our office, listed below, during normal office hours.

Polymet Mining Corp.
#2350 - 1177 West Hastings Street
Vancouver, British Columbia
V6E 2K3 Canada

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and we file reports, registration statements and other information with the Securities and Exchange Commission (the "SEC").

Our reports, registration statements and other information can be inspected on the SEC's website at www.sec.gov, and such information can be inspected and copies ordered at the public reference facilities maintained by the SEC at the following locations:

Judiciary Plaza Room 1024 Washington, DC 20549	500 West Madison Suite 1400 Chicago, IL 60661

I.      Subsidiary Information

Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We are exposed to market risk from changes in foreign currency exchange, although the exposure is not considered sufficient to have a material effect on our results of operations and financial condition. Our only means of funding is by way of equity financing, which would be completed in Canadian Funds. The result of which exposes us to foreign currency exchange rate risk as our reporting currency is the U.S. dollar. We hold financial instruments in Canadian dollars. A depreciation of the Canadian dollar against the United States dollar will decrease the fair value and an appreciation of the Canadian dollar against the U.S. dollar will increase the fair value of such financial instruments.

We have no publicly or privately traded securities or market instruments aside from our own equity. The only publicly traded securities are the Common Shares of the Company, which trade on the TSX Venture Exchange. We have no debt instruments subject to interest payments, sales contracts, swaps, derivatives, or forward agreements or contracts, or inventory.

We have no currency or commodity contracts, and the we do not trade in such instruments.

We have no cash flow or revenue from operations, we do not have currency or other market exposure to operating activities.

We have no debt instruments, which are subject to interest payments.

We periodically access the capital markets with the issuance of new shares to fund operating expenses, and we do not maintain significant cash reserves over periods of time that could be materially affected by fluctuations in interest rates or foreign exchange rates.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

ITEM 13. DEFAULT, DIVIDEND ARREARAGES AND DELINQUENCIES –

None

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHT OF SECURITY HOLDERS AND USE OF PROCEEDS

Option Re-pricing

On May 5, 2003, consent resolutions were approved to re-price the 541,052 previously granted options from CDN $0.25 to CDN $0.10 per share and to amend the expiry date to March 17, 2007 as at the date of this Annual Report all of these options have been exercised.

Shareholder Rights Plan

Effective December 4, 2003, we adopted a Shareholder Rights Plan (“Rights Plan”), subject to the ratification by our shareholders at a meeting to be held within six months of the date of the Rights Plan, such approval was received on May 28, 2004. All common shares issued by the Company during the term of the Rights Plan will have one right represented by the certificates representing the common shares of the Company. The term of the Rights Plan is 10 years, unless the rights are earlier redeemed or exchanged. The Rights issued under the Rights Plan become exercisable only if a party acquires 20% or more of the Company's common shares without complying with the Rights Plan or without the approval of the Board of Directors of the Company.

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

ITEM 15. CONTROLS AND PROCEDURES

A. Evaluation of Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of our management, including the chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15 of the Exchange Act, as amended) as of the end of the period covered by the Annual Report on 20-F. Based on that evaluation, our management, including the chief executive officer and chief financial officer, concluded that our disclosure controls and procedures were effective as of the end of the period covered by this Annual Report to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act, as amended, is recorded, processed, summarized and reported with the time period specified in the U.S. Securities and Exchange Commission rules and forms.

B.      Changes in Internal Controls

Our management, which includes the chief executive officer and chief financial officer, identified no change in our internal control over financial reporting that occurred during the fiscal year ended January 31, 2005, and that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

As at the Company’s financial year ended January 31, 2005, the audit committee consisted of four directors, two of whom would be determined as a financial expert:

Ian Forrest

Mr. Forrest is a Chartered Accountant practicing in Geneva and specializing in finance, banking and tax consulting. He is a director of two Canadian public companies, Caledonian Mining Corporation and Mengold Resources Inc.

James Swearingen

Mr. Swearingen formerly managed the largest mining operation in North America, United States Steel’s Minntac mine and plant along Minnesota’s Mesabi Iron Range, serving as General Manager of Minnesota Ore Operations. Mr. Swearingen has extensive professional training and experience in business administration, mathematics and accounting. He currently serves as co-chair of the Governor’s Committee on Minnesota’s Mining Future. The Committee, at the behest of the Minnesota Governor Tim Pawlenty, has prepared a comprehensive set of public policy recommendations to sustain and advance Minnesota’s robust mining industry. Mr. Swearingen is also active with other groups to bring new technology to northeastern Minnesota for copper, nickel and platinum group metals mining and steel making. He is also an active advisor to the University of Minnesota’s Natural Resources Research Institute based in Duluth, Minnesota.

ITEM 16B. CODE OF ETHICS

During our current fiscal year the Board of Directors adopted a Corporate Governance Policy with included the Corporate Governance Mandate, Audit Committee Mandate, Compensation Committee Mandate and a Code of Ethics, in accordance with the requirements of this Annual Report.

We recently created a new and more informative website and are in the process of updating it to include our Corporate Governance Policy, Mandates and Code of Ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following outlines the expenditures for accounting fees for the last two fiscal periods ended:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2005	$18,200	$450	$800	Nil
2004	$18,200	Nil	$800	Nil

PART III

ITEM 17. FINANCIAL STATEMENTS

Our financial statements are stated in United States Dollars (US$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP); the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP, except as disclosed in footnotes to the financial statements.

The following financial statements and notes thereto required under ITEM #17 are attached hereto and found immediately preceding the signature page of this Form 20-F Annual Report.

Audited Financial Statements for Fiscal 2005/2004/2003 ended January 31st.

ITEM 18. FINANCIAL STATEMENTS

Not Applicable

ITEM 19. EXHIBITS

1.	Certificate of Incorporation and Articles/By-Laws -- Incorporated by Reference to Form 20-FR, Form 20-F Annual Reports, and Form 6-K's --

2.	Instruments defining the rights of holders of equity or debt securities being registered. -Refer to Exhibit No. 1 --

3.	Material Contracts: -- Incorporated by Reference to Form 20-FR, Form 20-F Annual Reports, and Form 6-K's --

4.	Foreign Patents: Not Applicable

5.	Diagram of Parent and Subsidiaries -- Incorporated by Reference to Form 20-FR, Form 20-F Annual Reports, and Form 6-K's –

6.	Code of Ethics -- Incorporated by Reference to Form 20-FR, Form 20-F Annual Reports, and Form 6-K's –

7.	Statement of Corporate Governance Practices

8.	Other Exhibits: -- Incorporated by Reference to Form 20-FR, Form 20-F Annual Reports, and Form 6-K's –

12.1	Section 302 Certificate of CEO

12.2	Section 302 Certificate of CFO

13.1	Section 906 Certificate of CEO

13.2	Section 906 Certificate of CFO

POLYMET MINING CORP.

CONSOLIDATED FINANCIAL STATEMENTS

31 JANUARY 2005

U.S. Funds

Report of Independent Registered Public Accounting Firm

To the Shareholders of PolyMet Mining Corp.:

We have audited the accompanying consolidated balance sheets of PolyMet Mining Corp. (the “Company”) as at 31 January 2005 and 2004 and the related consolidated statements of shareholders' equity, loss and cash flows for the years ended 31 January 2005, 2004 and 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at 31 January 2005 and 2004, and the results of its operations and its cash flows for the years ended 31 January 2005, 2004 and 2003, in accordance with Canadian generally accepted accounting principles.

Vancouver, B.C.	STALEY, OKADA & PARTNERS
18 March 2005	CHARTERED ACCOUNTANTS

Comments By Auditors For U.S. Readers On Canada - U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when financial statements are affected by future events, the outcome of which is indeterminable. As discussed in Note 1, the Company’s continued existence as a going concern is dependent upon the future economic success of its exploration and development activities, the Company’s ability to continue to secure adequate financing and the Company achieving a positive cash flow and profitable operations. Our report to the shareholders dated 18 March 2005, is expressed in accordance with Canadian reporting standards, which do not require a reference to such going concern considerations in the auditors’ report when the situation is adequately disclosed in the financial statements.

Vancouver, B.C.	STALEY, OKADA & PARTNERS
18 March 2005	CHARTERED ACCOUNTANTS

PolyMet Mining Corp.	Statement 1
Consolidated Balance Sheet
As at 31 January
U.S. Funds

ASSETS	2005	2004
Current
Cash and restricted cash	$510,871	$495,551
Term deposit	807,200	-
Miscellaneous receivables	45,005	21,881
Prepaid expenses	241,596	5,466
	1,604,672	522,898
Investments (Note 4)	253	253
Other Assets (Note 5 b)	729,320	500,000
Property, Plant and Equipment (Note 6)	15,919	1,786
	$2,350,164	$1,024,937

LIABILITIES
Current
Accounts payable	$331,012	$99,372

Continued Operations (Note 1)
Contingent Liabilities and Commitments (Note 13)

SHAREHOLDERS’ EQUITY
Share Capital - Statement 2 (Note 7)	18,388,194	15,231,768
Share Subscriptions Received - Statement 2 (Note 12a)	762,804	-
Contributed Surplus - Statement 2 (Note 7e)	1,005,742	55,048
Deficit - Statement 2	(18,137,588)	(14,361,251)
	2,019,152	925,565
	$2,350,164	$1,024,937

ON BEHALF OF THE BOARD:

“William Murray”	, Director

“David Dreisinger”	, Director

- See Accompanying Notes -

PolyMet Mining Corp.	Statement 2
Consolidated Statement of Shareholders’ Equity
U.S. Funds

	Common Shares
				Share
	Authorized			Subscriptions	Contributed
	Shares	Shares	Amount	Received	Surplus	Deficit	Total
Balance - 31 January 2003	1,000,000,000	32,657,526	$14,183,450	$-	$-	$(14,214,451)	$(31,001)
Loss for the year - Statement 3	-	-	-	-	-	(146,800)	(146,800)
Shares issued for cash:
Private placements	-	11,648,318	1,035,071	-	-	-	1,035,071
Share issuance costs	-	-	(42,946)	-	-	-	(42,946)
Exercise of warrants	-	486,610	40,808	-	-	-	40,808
Exercise of options	-	89,600	5,210	-	-	-	5,210
Shares issued to settle debt	-	50,000	3,634	-	-	-	3,634
Shares issued for finders’ fee	-	60,000	6,541	-	-	-	6,541
Stock-based compensation	-	-	-	-	55,048	-	55,048
Balance - 31 January 2004	1,000,000,000	44,992,054	15,231,768	-	55,048	(14,361,251)	925,565
Loss for the year - Statement 3	-	-	-	-	-	(3,776,337)	(3,776,337)
Shares issued for cash:
Private placements	-	2,800,000	1,733,984	-	-	-	1,733,984
Share subscriptions received (Note 12a)	-	-	-	762,804	-	-	762,804
Share issuance costs	-	-	(115,127)	-	-	-	(115,127)
Exercise of warrants	-	5,277,573	828,554	-	-	-	828,554
Exercise of options	-	1,088,400	81,383	-	-	-	81,383
Shares issued for finders’ fee (Note 7b)	-	155,626	96,375	-	-	-	96,375
Shares issued for property (Note 5b)	-	1,000,000	229,320	-	-	-	229,320
Stock-based compensation (Note 7d)	-	-	-	-	992,658	-	992,658
Fair value of stock options exercised	-	-	41,964	-	(41,964)	-	-
Balance – 31 January 2005 - Shares issued	Unlimited	55,313,653	18,128,221	762,804	1,005,742	(18,137,588)	1,759,179
Shares allotted for exercise of warrants (Note 7f)	-	224,925	26,117	-	-	-	26,117
Shares allotted for bonus (Note 13a)	-	1,590,000	233,856	-	-	-	233,856
Balance – 31 January 2005 - Shares issued and allotted	Unlimited	57,128,578	$18,388,194	$762,804	$1,005,742	$(18,137,588)	$2,019,152

See Accompanying Notes -

PolyMet Mining Corp.	Statement 3
Consolidated Statement of Loss
For the Years Ended 31 January
U.S. Funds

	2005	2004	2003
General and Administrative
Stock-based compensation expense (Note 7d)	$992,658	$55,048	$-
Consulting fees	370,815	21,278	27,267
Travel and automotive	220,530	25,278	10,074
Management fees	141,270	52,388	-
Administration fees and wages	105,449	32,120	143,146
Professional fees	98,624	58,806	27,358
Investor relations and financing	95,669	-	955
Rent	58,713	8,767	26,158
Office and telephone	47,175	9,106	51,942
Shareholders’ information	35,277	5,032	14,880
Insurance	31,199	-	-
Transfer agent and filing fees	24,765	20,221	7,205
Amortization	1,705	275	5,606
Licenses, dues and taxes	-	-	1,882
Interest expense (income), net	(2,221)	380	589
Loss Before the Undernoted	2,221,628	288,699	317,062

Other Expenses (Income)
Pre-feasibility costs - Schedule 1	1,622,983	91,616	112,318
Loss (gain) on disposal of investments	-	-	5,717
Loss (gain) on foreign exchange conversion	(68,274)	(22,230)	14,824
Loss (gain) on sale of resource properties	-	(219,925)	-
Loss (gain) on sale of property, plant and equipment	-	8,640	21,758
	1,554,709	(141,899)	154,617
Loss for the Year	$3,776,337	$146,800	$471,679

Loss per Share	$(0.07)	$(0.00)	$(0.01)

Weighted Average Number of Shares	51,946,290	35,452,260	32,657,526

- See Accompanying Notes -

PolyMet Mining Corp.	Statement 4
Consolidated Statement of Cash Flows
For the Years Ended 31 January
U.S. Funds

	2005	2004	2003
Operating Activities
Loss for the year	$(3,776,337)	$(146,800)	$(471,679)
Adjustments to reconcile loss to net cash
Consulting - bonus shares	233,856	-	-
Amortization	1,705	275	6,321
Stock-based compensation expense	992,658	55,048	-
Loss (gain) on disposal of investments	-	-	5,717
Loss (gain) on sale of resource properties	-	(219,925)	-
Loss (gain) on sale of property, plant and equipment	-	8,640	21,758
Changes in current assets and liabilities
Term deposit	(807,200)	-	-
Miscellaneous receivables	(23,124)	(15,665)	16,021
Prepaid expenses	(236,130)	(5,466)	18,649
Accounts payable	231,640	20,378	19,583
Net cash used in operating activities	(3,382,932)	(303,515)	(383,630)

Investing Activities
Option payment for resource property	-	(500,000)
Purchase of property, plant and equipment	(15,838)	(2,061)	-
Proceeds on disposal of property, plant and equipment	-	33,331	48,301
Proceeds on disposal of investments	-	-	15,908
Proceeds on sale of resource property	-	219,925	-
Net cash provided by (used in) investing activities	(15,838)	(248,805)	64,209

Financing Activities
Share capital - for cash	2,651,286	1,044,684	-
Share subscriptions received	762,804	-	-
Net cash provided by financing activities	3,414,090	1,044,684	-

Net Increase (Decrease) in Cash Position	15,320	492,364	(319,421)
Cash Position - Beginning of year	495,551	3,187	322,608
Cash Position - End of Year	$510,871	$495,551	$3,187

Cash Position Consists of :
Cash on deposit	$-	$495,551	$3,187
Bank overdraft covered by term deposit	(251,933)	-	-
Restricted cash from share subscriptions received	762,804	-	-
	$510,871	$495,551	$3,187

Schedule of Non-Cash Investing and Financing Activities
Shares issued for debt settlement	$-	$3,634	$-
Shares issued for an option on property, plant and equipment	$229,320	$-	$-
Fair value of stock options exercised transferred to share capital	$41,964	$-	$-
Shares issued for finders’ fee	$96,375	$6,541	$-
Bonus shares allotted for consulting services	$233,856	$-	$-

- See Accompanying Notes -

PolyMet Mining Corp.	Schedule 1
Consolidated Schedule of Pre-Feasibility Costs
For the Years Ended 31 January
U.S. Funds

	2005	2004	2003
Direct
Amortization	$-	$-	$715
Camp and general	5,337	4,750	6,745
Consulting fees	336,770	-	-
Cost recovery	-	-	-
Drilling	441	-	20,726
Engineering	220,729	-	-
Environmental	406,524	-	-
Field transportation	-	-	3,963
Geological and geophysical	172,675	-	-
Land lease, taxes and licenses	1,940	1,154	1,851
Metallurgical	66,984	10,712	1,545
Mine planning	48,769	-	-
Permitting	181,751	-	-
Scoping study	104,398	-	-
Periodic cash option payments	76,665	75,000	76,773

Total Costs for the Year	$1,622,983	$91,616	$112,318

- See Accompanying Notes -

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at 31 January
U.S. Funds

1.	Continued Operations

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a “going concern”, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The Company has incurred significant operating losses over the past several fiscal years, has an accumulated deficit of $18,137,588, has significant expenditure requirements to continue its exploration and development activities on the NorthMet property and has significant cash requirements to complete its option agreement on the Cleveland Cliffs property, plant and equipment.

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

PolyMet Mining, Inc. was incorporated in Minnesota, U.S.A. to hold the NorthMet Lease (Note 5a). Fleck Minerals, Inc. and is currently inactive.

	b)	Mineral Operations

The Company is in the pre-feasibility stage of developing its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

Exploration expenses incurred prior to determination of the feasibility of mining operation, periodic option payments and administrative expenses are expended as incurred. Mineral property acquisition costs and exploration and development expenditures incurred subsequent to the determination of the feasibility of mining operation are deferred until the property is placed into production, sold, allowed to lapse or abandoned. Acquisition costs include cash and fair market value of common shares. These capitalized costs will be amortized over the estimated life of the property following commencement of commercial production or written off if the property is sold, allowed to lapse or abandoned or when an impairment of values has occurred.

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
As at 31 January
U.S. Funds

2.	Significant Accounting Policies - Continued

	c)	Amortization

The Company provides for amortization of its property, plant and equipment as follows:

Furniture and equipment - Straight-line over 10 years Computers - Straight-line over 5 years

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

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at 31 January
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

		ii)	Share capital issued for non-monetary consideration is recorded at an amount based on fair market value.

	j)	Income Taxes

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

The Company adopted the recommendations of CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments, effective for all awards granted on or after 1 February 2002. This established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

As encouraged by CICA Handbook Section 3870, the Company early adopted on a prospective basis, the fair value based method of accounting for awards issued to employees for the fiscal year beginning 1 February 2003.

The standard requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method. In prior years, stock-based compensation expense was only recognized when stock-based compensation awards were made to non-employees, while pro-forma disclosure was acceptable for awards made to employees.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at 31 January
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

	m)	Asset Retirement Obligations

The recommendations of CICA Handbook Section 3110, Asset Retirement Obligations (“CICA 3110”), became effective on 1 February 2004. This section requires the recognition of a legal liability for obligations relating to the retirement of property, plant and equipment and obligations arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement costs must be recognized at fair value, when a reasonable estimate of fair value can be estimated, in the period in which the liability is incurred. A corresponding increase to the carrying amount of the related asset, where one is identifiable, is recorded and amortized over the life of the asset. Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed. The amount of the liability is subject to re-measurement at each reporting period. The estimates are based principally on legal and regulatory requirements. It is possible that the Company’s estimates of its ultimate reclamation and closure liabilities could change as a result of changes in regulations, changes in the extent of environmental remediation required, changes in the means of reclamation or changes in cost estimates. Changes in estimates are accounted for prospectively commencing in the period the estimate is revised.

No liability has been recorded as the Company is in the pre-feasibility stage on its properties and the fair value of the liability cannot be reasonably estimated at this stage. There is no effect on prior years as a result of adopting this new recommendation.

3.	Fair Value of Financial Instruments

The carrying value of cash and restricted cash, miscellaneous receivable, investments (Note 4) and accounts payable approximates the fair value of these financial instruments due to their short-term maturity or capacity of prompt liquidation.

4.	Investments

Details are as follows:

	Market Value	2005	2004
American Platinum Inc.	$-	$1	$1
Aloak Corp.	25	252	252
	$25	$253	$253

These investments represent minority interests of less than 10% in the respective companies.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at 31 January
U.S. Funds

5.	Resource Property Agreements

The Company’s material resource property agreements are as follows:

	a)	NorthMet, Minnesota, U.S.A. - Lease

By an agreement dated 4 January 1989 and a subsequent amendment, the Company entered into a lease agreement with United States Steel Corporation (“USS”) on certain lands in St. Louis County, Minnesota. The term of the lease is 20 years and calls for total annual lease payments of $1,475,000. All lease payments have been paid or accrued to 31 January 2005. The agreement requires future annual lease payments of $150,000 from 4 January 2006 to 2009.

The Company can, at its option, terminate the lease at any time by giving written notice to the lessor not less than 90 days prior to the effective termination date or can indefinitely extend the 20- year term by continuing to make $150,000 annual lease payments on each successive anniversary date.

The lease payments are considered advance royalty payments and shall be deducted from future production royalties payable to the lessor, which range from 3% to 5% based on the net smelter return received by the Company. The Company’s recovery of the advance royalty payments is subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year.

During the year ended 31 January 2005, USS assigned the lease to RGGS Land & Minerals Ltd., L.P.

	b)	Cleveland Cliffs Option, Minnesota, U.S.A.

By a Memorandum of Understanding dated 5 December 2003 and an option agreement dated14 February 2004, the Company has obtained an option to acquire certain property, plant and equipment from Cleveland Cliffs of Cleveland, Ohio (“Cliffs”) located near the Company’s NorthMet project. Under the terms of the agreement, Cliffs will maintain available designated elements of the facility while the Company develops its feasibility study on the NorthMet project (Note 5a).

As consideration for the exclusive option, during 2004 the Company paid $500,000 and during 2005 the Company issued to Cliffs 1,000,000 common shares valued at $229,320 to maintain the exclusive rights until 30 June 2006.

Within six months of completion of a bankable feasibility study for the NorthMet project the Company shall complete the acquisition by paying $5,000,000.

In due course, the Company will assume all environmental liabilities and obligations relating to those facilities and lands, with a view to Cliffs being released therefrom by the State of Minnesota.

Either party may terminate the agreement if the property transfers have not occurred by 30 June 2006 unless a written extension has been agreed upon. Such extension may not be unreasonably refused.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at 31 January
U.S. Funds

6.	Property, Plant and Equipment

Details are as follows:

			2005	2004
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value
Furniture and equipment	$1,888	$172	$1,716	$1,786
Computers	15,908	1,705	14,203	-
	$17,796	$1,877	$15,919	$1,786

7.	Share Capital

During the year, the Company increased its authorized share capital from 1,000,000,000 common shares to an unlimited number of common shares.

a)
The share issuances during 2005 included two private placements for a total of 2,800,000 shares at CDN $0.80 per share for gross proceeds of CDN $2,240,000 ($1,733,894). Each of the private placements included share purchase warrants (Note 7f). Cash share issuance costs in the amount of $18,752 were incurred in respect of these private placements.

The share issuances during 2004 included three private placements for a total of 11,648,318 shares at prices ranging from CDN $0.0525 to CDN $0.15 per share for proceeds of $1,035,071. Each of the private placements included share purchase warrants (Note 7f). Cash share issuance costs in the amount of $42,946 were incurred in respect of these private placements.

b)
In addition to cash share issuance costs disclosed above, the Company issued 155,625 shares for finders’ fees on the two private placements. These shares were valued at CDN $0.80 per share, for a total value of CDN $124,500 ($96,375). During 2004, the Company issued 60,000 shares for finders’ fees valued at $6,541.

c)
The Company has a stock option plan that covers its employees, directors, officers and consultants. The options are granted for varying terms ranging from two to five years. During the year, the Company granted 2,545,000 (2004 - 2,591,500) options. The maximum number of common shares under the stock option plan is 10% of the outstanding common shares of the Company at the time of granting of the options.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at 31 January
U.S. Funds

7.	Share Capital - Continued

	c)	- Continued

Details of stock option activity is as follows:

	2005	2004
	Options	Options
Outstanding - Beginning of year	3,542,952	1,851,052
Granted	2,545,000	2,591,500
Re-priced and extended expiry	-	541,052
Cancelled options for re-pricing and extension	-	(541,052)
Forfeited or expired	-	(810,000)
Exercised	(1,088,400)	(89,600)
Outstanding - End of year	4,999,552	3,542,952

As at 31 January 2005, the following director, former director and employee share purchase options were outstanding:

	Exercise Price
Expiry Date	(CDN)	Number
17 March 2007	$0.10	241,052
17 March 2007	$0.10	100,000
18 July 2008	$0.10	1,313,500
3 October 2008	$0.13	800,000
12 February 2006	$0.21	500,000
9 March 2009	$0.40	620,000
28 April 2009	$0.75	200,000
5 July 2009	$0.66	1,175,000
18 October 2009	$0.79	50,000
		4,999,552

As at 31 January 2005 all options had vested and were exercisable.

d)	Stock-Based Compensation

i)
During the year ended 31 January 2005, the Company issued 2,545,000 options to directors, officers, consultants and employees with exercise prices ranging from CDN$0.21 - CDN$0.79 per option. The fair value of stock-based compensation in the amount of $992,658 has been recorded in the accounts of the Company as an expense with the offsetting entry to contributed surplus. This amount includes the expense for the 950,000 options at CDN$0.13, granted on 3 October 2003, which were approved by the Company’s shareholders on May 24, 2004. The weighted average grant-date fair value of the options granted is CDN$0.55. This value is estimated at the date of grant using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Risk-free interest rate	3.25%
Expected dividend yield	Nil
Expected stock price volatility	143%
Expected option life in years	4.78

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at 31 January
U.S. Funds

7.	Share Capital - Continued

	d)	Stock-Based Compensation - Continued

ii)
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

Risk-free interest rate	2.68%
Expected dividend yield	Nil
Expected stock price volatility	103%
Expected option life in years	4 to 5

e)	Contributed Surplus

Contributed surplus represents accumulated stock-based compensation expense, reduced by the fair value of the stock options exercised.

Details are as follows:

	2005	2004

Balance – Beginning of year	$55,048	$-
Current year fair value of stock-based compensation	992,658	55,048
Fair value of stock options exercised during the year and
transferred to share capital	(41,964)	-
Balance – End of year	$1,005,742	$55,048

f)	Share Purchase Warrants

Details of stock purchase warrant activity is as follows:

	2005	2004
	Warrants	Warrants
Outstanding - Beginning of year	9,718,853	3,428,923
Issued	1,400,000	6,776,540
Exercised	(5,277,575)	(486,610)
Outstanding - End of year	5,841,278	9,718,853

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at 31 January
U.S. Funds

7.	Share Capital - Continued

	f)	Share Purchase Warrants - Continued

As at 31 January 2005, the following share purchase warrants were outstanding:

	Per Common
	Share		Common
	Exercise Price	Warrants	Share
Expiry Date	(CDN)	Outstanding	Entitlement
16 November 2006	$0.20	3,428,923	3,428,923
24 September 2005 (i)	$0.17	1,012,355	1,012,355
17 December 2005 (ii)	$1.20	775,000	775,000
1 March 2006(iii)	$1.20	625,000	625,000
		5,841,278	5,841,278

(i)
During the year ended 31 January 2005, the Company received proceeds of $26,117 on the exercise of 224,925 share purchase warrants. The shares were allotted at 31 January 2005 and issued subsequent to year-end.

(ii)
Effective 17 June 2004 the Company completed a non-brokered private placement for a total of 1,550,000 Units (the "Units"), each Unit is comprised of one common share and one-half of one non-transferable share purchase warrant, in the capital stock of the Company at $0.80 per unit. One full share purchase warrant entitles the investors to purchase one additional common share of the Company for a period of 18 months from the closing at $1.20 per share, 17 December 2005.

(iii)
Effective 1 September 2004 the Company completed a non-brokered private placement for a total of 1,250,000 Units (the "Units"), each Unit is comprised of one common share and one- half of one non-transferable share purchase warrant, in the capital stock of the Company at $0.80 per unit. One full share purchase warrant entitles the investors to purchase one additional common share of the Company for a period of 18 months from the closing at $1.20 per share, 1 March 2006.

g)	Shareholder Rights Plan

Effective 4 December 2003, the Company adopted a Shareholder Rights Plan (“Rights Plan”), which was approved by the Company’s shareholders’ on 27 May 2004. Under the Rights Plan, the Company has issued one right for no consideration in respect of each outstanding common share of the Company to all holders of record of common shares on 4 December 2003. All common shares issued by the Company during the term of the Rights Plan will have one right represented by the certificates representing the common shares of the Company. The term of the Rights Plan is 10 years, unless the rights are earlier redeemed or exchanged. The Rights issued under the Rights Plan become exercisable only if a party acquires 20% or more of the Company's common shares without complying with the Rights Plan or without the approval of the Board of Directors of the Company.

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
As at 31 January
U.S. Funds

8.	Related Party Transactions

In addition to transactions disclosed elsewhere in these financial statements, the Company has conducted transactions with officers, directors and persons or companies related to directors as follows:

	a)	Paid or accrued amounts as follows:

	2005	2004	2003

Management fees and wages	$141,270	$52,388	$103,288
Consulting fees	336,448	-	-
Legal fees	59,700	-	-
Office facilities	23,070	-	-
	$560,488	$52,388	$103,288

b)
Issued nil (2,143,906 – 2004) shares and nil (1,881,476 – 2004) warrants to directors and officers on private placements during the year ended 31 January 2005 for cash in the amount of $nil ($99,925 – 2004).

9.	Income Taxes

a)
The Company has approximately CDN $1,000,800 of resource related expenditures in Canada that may be carried forward indefinitely and used to reduce prescribed taxable income in future years. The Company’s U.S. subsidiary has approximately $7,268,000 of resource related expenditures, which may be used to reduce prescribed taxable income in future years. The benefit of these expenditures has not been recorded in the accounts.

b)
The Company and its U.S. subsidiary also have tax losses carried forward available to reduce future taxable income. The benefit of these losses has not been recorded in the accounts and expires as follows:

	Parent Company	U.S. Subsidiary
Year	Amount (CDN)	Amount
2006	$-	$14,500
2007	729,000	17,300
2008	481,000	20,100
2009	436,000	23,100
2010	252,000	26,500
2011	311,000	27,900
2012	983,000	30,000
2018	-	217,600
2019	-	392,500
2020	-	496,700
2021	-	414,400
2022	-	367,400
2023	-	247,400
2024	-	124,500
2025	-	231,700
	$3,192,000	$2,651,600

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at 31 January
U.S. Funds

10.	Differences Between Canadian and United States Generally Accepted Accounting Principles

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The U.S. Securities and Exchange Commission requires that financial statements of foreign companies contain a reconciliation presenting the statements on the basis of accounting principles generally accepted in the U.S. Any differences in accounting principles as they pertain to the accompanying consolidated financial statements are not material except as follows:

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

b)
Under Canadian generally accepted accounting principles, mineral properties may be carried at cost and written-off or written-down if the properties are abandoned, sold or if management decides not to pursue the properties. Under U.S. generally accepted accounting principles, the Company would periodically review and obtain independent reports in determining adjustments to the mineral properties and records properties at net realizable value. The Company has not yet obtained an independent report and accordingly for U.S. purposes, the properties have been written off. In the past the Company followed the method described above. During 2003, the Company changed the accounting policy (Note 2), therefore there are no differences between Canadian and United States generally accepted accounting principles.

The effects of the differences in accounting principles on investments, net loss and comprehensive loss are as follows:

Investments:	2005	2004	2003
Investments – Canadian GAAP basis	$253	$253	$253
Adjustment to market	(228)	(228)	(228)
Investments – U.S. GAAP basis	$25	$25	$25

Accumulated Comprehensive Loss:
Contra-equity account for unrealized gains (losses) on
investments
- Canadian GAAP basis	$ -	$-	$-
Unrealized holding gain (loss) on investments
- Prior years	(228)	(228)	(2,545)
- Current year	-	-	2,317
Contra-equity account for unrealized gains (losses) on
investments - U.S. GAAP basis	$(228)	$(228)	$(228)

Net Loss and Comprehensive Loss:
Net loss - Canadian and U.S. GAAP basis	$3,776,337	$146,800	$471,679
Adjustment of portfolio investments to market	-	-	(2,317)
Net loss and comprehensive loss - U.S. GAAP basis	$3,776,337	$146,800	$469,362

Weighted average number of shares computed under U.S. GAAP	53,784,877	38,452,260	32,657,526
Loss per share following U.S. GAAP	$(0.07)	$(0.00)	$(0.01)

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at 31 January
U.S. Funds

10.	Differences Between Canadian and United States Generally Accepted Accounting Principles

	c)	Recent U.S. Accounting Pronouncements, which relate to the Company’s current operations are summarized as follows:

In May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. The adoption of SFAS 150 did not have a material impact on the Company’s financial statements.

In December 2004, the FASB issued SFAS No. 123R, “Share Based Payment”. SFAS 123R is a revision of SFAS No. 123 “Accounting for Stock-Based Compensation”, and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees” and its related implementation guidance. SFAS 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. Public entities that file as small business issuers will be required to apply SFAS 123R in the first interim or annual reporting period that begins after December 15, 2005. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

In December 2004, FASB issued SFAS No. 153, “Exchanges of Non-monetary Assets - An Amendment of APB Opinion No. 29”. The guidance in APB Opinion No. 29, “Accounting for Non- monetary Transactions”, is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The provisions of SFAS No. 153 are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Early application is permitted and companies must apply the standard prospectively. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at 31 January
U.S. Funds

11.	Segmented Information

The Company is in the pre-feasibility stage of developing its mineral properties in the U.S. and provides for its financing and administrative functions at the head office located in Canada. Segmented information on a geographic basis is as follows:

	NorthMet	Other
	Project in	reconciling
2005	U.S.	adjustments	Consolidated

Segment operating loss	$1,855,631	$1,920,706	$3,776,337

Purchase property, plant and equipment	$12,028	$3,810	$15,838

Other Assets	$729,320	$—	$729,320

Identifiable assets	$986,065	$1,364,099	$2,350,164

2004
Segment operating loss	$124,473	$22,327	$146,800
Purchase property, plant and
equipment	$—	$2,061	$2,061
Other Assets	$500,000	$—	$500,000

Proceeds on sale of resource property	$—	$219,925	$219,925
Proceeds on disposal of property, plant
and equipment	$33,331	$—	$33,331
Identifiable assets	$505,500	$519,437	$1,024,937

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at 31 January
U.S. Funds

12.	Subsequent Events

In addition to items disclosed elsewhere in these financial statements, the Company conducted the following transactions after 31 January 2005:

a)
The Company completed a private placement for 9,000,000 units at a price of CDN$0.55 per unit. Each unit consisted of one common share and one half of one share purchase warrant. One full Warrant entitles the holders, on exercise, to purchase one additional common share of the Company at a price of $0.70 per Warrant Share at any time until the close of business on the day which is 24 months from the date of Closing, provided that if the closing price of the Issuer’s shares as traded on the Exchange is over $1.00 per share for 30 consecutive days, the Warrants will terminate 30 days thereafter. Part of the proceeds from the private placement, being CDN$945,000 (US$762,804), were received prior to 31 January 2005.

	b)	The Company granted 765,000 stock options exercisable at a price of $0.65 per share, expiring 3 March 2008, to employees and officers.

13.	Contingent Liabilities and Commitments

a)
The Company has instituted a share bonus plan as part of its employment, management and consulting contracts for key management and project personnel. This bonus plan adds incentive for key personnel to reach certain prescribed milestones required to reach commercial production at the NorthMet property. As at 31 January 2005, the Company had 2,890,000 shares approved by the regulatory authorities and shareholders for Milestones 1 and 2 of the share bonus plan.

The terms and numbers of bonus shares for Milestones 3 and 4 are subject to shareholder and regulatory approvals. The bonus shares issued or allotted for Milestone 1, are valued using the Company’s closing trading price on 5 November 2003 of CDN $0.19 per share, the date of the approval of the bonus plan by the board of directors.

The summary of the share bonus plan is as follows:

	Bonus Shares
Milestone 1	1,590,000	(i) allotted – Statement 2
Milestone 2	1,300,000	(ii)
Milestone 3	2,400,000	(iii)
Milestone 4	3,240,000	(iv)

(i)
Milestone 1 –Completion of an agreement with Cliffs-Erie LLC for the option to purchase of Cliffs-Erie facility to be used as a part of mining and processing operations for the NorthMet property. This milestone was achieved on 16 February 2004 and therefore, during the year the Company accrued a CDN$302,100 (US$233,856) bonus as consulting fees and allotted 1,590,000 shares. These shares were issued subsequent to year-end.

(ii)	Milestone 2 – Negotiation and completion of an off-take agreement with a senior metals producer for the purchase raw materials to be produced from the NorthMet property.

(iii)	Milestone 3 –Completion of a “bankable feasibility study” which indicates that commercial production from the NorthMet property is viable.

(iv)	Milestone 4 – Commencement of commercial production at the NorthMet property at a time when the company has not less than 50% ownership interest.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at 31 January
U.S. Funds

13.	Contingent Liabilities and Commitments - Continued

	b)	As a part of certain employment and management contracts, the Company has agreed to severance allowances for key employees and management in the event of a take-over bid.

These allowances are based upon the Company’s implied market capitalization at the time of the take-over bid, calculated by multiplying the number of shares outstanding on a fully diluted basis by the take-over bid price per share. The severance payments would be as follows:

Market Capitalization	Total Severance Payments Required

Less than CDN $50 million	CDN	$NIL
Between CDN $ 50 and CDN $75 million	CDN	$200,000
Between CDN $ 75 and CDN $100 million	CDN	$400,000

Thereafter severance payments increase by $600,000 for every additional $25 million of implied market capitalization, with no maximum.

c)
Pursuant to the Company’s option agreement with Cliffs (Note 5 b), for as long as Cliffs owns 1% or more of the Company’s issued shares, the Company has committed to allow Cliffs to participate in any future Company financings to maintain a 2.17% equity interest in the Company.

14.	Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current year’s presentation.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated: July 22, 2005

POLYMET MINING CORP.

/s/ William Murray
Name: William Murray
Title: Chief Executive Officer