Form 20-F
period 2006-01-31
POLYMET MINING CORP
filed 2006-07-31
CIK 866028

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-18701

POLYMET MINING CORP.
(Formerly Fleck Resources Ltd.)
(Exact name of Registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 2350 - 1177 West Hastings St., Vancouver, British Columbia V6E 2K3
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
None

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Common Shares, without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.       100,173,173

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☐ Yes ☑ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 of 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☑ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.  ☑ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑

Indicate by check mark which financial statement item the registrant has elected to follow:
☑ Item 17  ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐ Yes ☑ No

Financial Statements:

Management’s Responsibility for the Financial Statements	F-1
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheet	F-3
Consolidated Statements of Shareholders’ Equity	F-4
Consolidated Statements of Loss	F-5
Consolidated Statements of Cash Flows	F-6
Consolidated Schedules of Pre-Feasibility Costs	F-7
Notes to Consolidates Financial Statements	F-8

i

This Annual Report on Form 20-F contains statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”). These statements appear in a number of different places in this Annual Report and can be identified by words such as "estimates", "projects", "expects", "intends", "believes", "plans", or their negatives or other comparable words. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may expressed or implied by such forward-looking statements. The statements, including the statements contained in Item 3D “Risk Factors”, Item 4B “Business Overview”, Item 5 “Operating and Financial Review and Prospects” and Item 11 “Quantitative and Qualitative Disclosures About Market Risk”, are inherently subject to a variety of risks and uncertainties that could cause actual results, performance or achievements to differ significantly. Forward-looking statements include statements regarding the outlook for our future operations, plans and timing for our exploration and development programs, statements about future market conditions, supply and demand conditions, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact. You are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties. Our actual results may differ materially from those in the forward-looking statements due to risks facing us or due to actual facts differing from the assumptions underlying our predictions. Some of these risks and assumptions include:

-	general economic and business conditions, including changes in interest rates;
-	prices of natural resources, costs associated with mineral exploration and development, and other economic conditions;
-	natural phenomena;
-	actions by government authorities, including changes in government regulation;
-	uncertainties associated with legal proceedings;
-	changes in the resources market;
-	future decisions by management in response to changing conditions;
-	our ability to execute prospective business plans; and misjudgments in the course of preparing forward-looking statements.

We advise you that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to us or persons acting on our behalf. We assume no obligation to update our forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements. You should carefully review the cautionary statements and risk factors contained in this and other documents that we file from time to time with the Securities and Exchange Commission (the “SEC”).

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not required.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following table presents selected financial information. Our financial statements are stated in United States Dollars and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP); the application of which conforms in all material respects for the periods presented with US GAAP, except as disclosed in footnotes to the financial statements.

Selected Financial Data
(US$ in 000’s)

	Year Ended 1/31/06	Year Ended 1/31/05	Year Ended 1/31/04	Year Ended 1/31/03	Year Ended 1/31/02
Revenue	$—	$—	$—	$—	$—
Income (loss) from Operations	$—	$—	$—	$—	$—
Net Loss	$(15,930)	$(3,776)	$(147)	$(472)	$(1,156)
US GAAP Net Loss[1]	$(15,930)	$(3,776)	$(147)	$(469)	$(1,226)
Loss Per Share	$(0.22)	$(0.07)	$—	$(0.04)	$(0.04)
US GAAP Loss Per Share	$(0.22)	$(0.07)	$—	$(0.04)	$(0.04)
Diluted Net Loss Per Share	$(0.22)	$(0.07)	$—	$(0.01)	$(0.04)
Dividends Per Share	$—	$—	$—	$—	$—
Weighted Average Shares[1]	73,484,000	51,946,000	32,452,000	32,658,000	31,925,000
Working Capital	$9,071	$1,274	$424	$(73)	$322
Total Assets	$26,035	$2,350	$1,025	$52	$504
US GAAP Total Assets[3]	$26,035	$2,350	$1,025	$52	$504
Long-Term Debt	$1,421	$—	$—	$—	$—
Shareholders’ Equity	$19,387	$2,019	$926	$(31)	$441
US GAAP Shareholders’ Equity[3]	$19,387	$2,019	$926	$(29)	$441
Capital Stock	$53,453,739	$20,156,740	$15,286,816	$14,183,450	$14,285,450

US GAAP Mineral Properties2 3	$—	$—	$—	$—	$—

[1]
Under US GAAP, contingently-cancelable (and escrowed) common shares would not have been included in the calculation of the weighted average number of shares used to determine EPS. We have no such shares.

[2]
Under Canadian GAAP, mineral properties may be carried at cost and written-off or written-down if the properties are abandoned, sold, or if management decides not to pursue the properties. Under US GAAP, mineral properties are carried at the lesser of cost and net realizable value based on periodic review supported by independent reports. In 2003, we changed our accounting policy to conform to the US GAAP method and therefore there are no differences between our presentation under Canadian and US GAAP and SEC regulations in our financial statements.

3	Under US GAAP, long-term investments would be written down to market value on an individual basis and charged to a contra-equity account for unrealized losses on investments.

All monetary amounts in this annual report are expressed in United States dollars unless otherwise indicated.

D. Risk Factors

An investment in our common shares is speculative and subject to a number of risks. Only those persons who can bear the risk of the entire loss of their investment should participate. An investor should carefully consider the risks described below and the other information that we file with the SEC and with Canadian securities regulators before investing in our common shares. The risks described below are not the only ones faced. Additional risks that we are aware of or that we currently believe are immaterial may become important factors that affect our business in the future. If any of the following risks occur, or if others occur, our business, operating results, and financial condition could be seriously harmed and our investors may lose all of their investment.

RISKS RELATING TO OUR BUSINESS

Our metals exploration efforts are highly speculative in nature and may be unsuccessful.

As a pre-feasibility stage company, our work is speculative and involves unique and greater risks than are generally associated with other businesses. We cannot know if our properties contain commercially viable ore bodies or reserves until additional evaluation work concludes that development of and production from the ore body is technically, economically, and legally feasible.

There is no known body of commercial ore on the NorthMet Project and there is no certainty that the expenditures made to complete the Definitive Feasibility Study, or otherwise will establish the existence of a commercial orebody. The development of mineral deposits involves uncertainties, which careful evaluation, experience, and knowledge cannot eliminate. Although the discovery of an ore body may result in substantial rewards, few properties explored are ultimately developed into producing mines. It is impossible to ensure that the current pre-feasibility programs we have planned will result in a profitable commercial mining operation. Significant capital investment is required to achieve commercial production from successful exploration efforts.

We are subject to all of the risks inherent in the mining industry, including, without limitation, the following:

•
Success in discovering and developing commercially viable quantities of minerals is the result of a number of factors, including the quality of management, the interpretation of geological data, the level of geological and technical expertise and the quality of land available for exploration;

•
Exploration for minerals is highly speculative and involves substantial risks, even when conducted on properties known to contain significant quantities of mineralization, and most exploration projects do not result in the discovery of commercially mineable deposits of ore;

•
Operations are subject to a variety of existing laws and regulations relating to exploration and development, permitting procedures, safety precautions, property reclamation, employee health and safety, air and water quality standards, pollution and other environmental protection controls, all of which are subject to change and are becoming more stringent and costly to comply with;

•
A large number of factors beyond our control, including fluctuations in metal prices and production costs, inflation, the proximity and liquidity of precious metals and energy fuels markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection, and other economic conditions, will affect the economic feasibility of mining;

•
Substantial expenditures are required to establish proven and probable ore reserves through drilling, to determine metallurgical processes to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities; and

•
If we proceed to the development stage of a mining operation, our mining activities could be subject to substantial operating risks and hazards, including metal bullion losses, environmental hazards, industrial accidents, labor disputes, encountering unusual or unexpected geologic formations or other geological or grade problems, encountering unanticipated ground or water conditions, cave-ins, pit-wall failures, flooding, rock falls, periodic interruptions due to inclement weather conditions or other unfavorable operating conditions and other acts of God. Some of these risks and hazards are not insurable or may be subject to exclusion or limitation in any coverage which we obtain or may not be insured due to economic considerations.

As a result of all of these factors, we may run out of money, in which case we will have to suspend or cease operations which could result in the loss of your investment.

We have had no production history and we do not know if we will generate revenues in the future. If we do not, you may lose your investment.

While we were incorporated in 1981, we have no history of producing minerals. We have not developed or operated any mines, and we have no operating history upon which an evaluation of our future success or failure can be made. We currently have no mining operations of any kind. Our ability to achieve and maintain profitable mining operations is dependent upon a number of factors, including:

•	our ability to locate an economically feasible mineral property; and

•	our ability to either attract a partner to operate, or to successfully build and operate mines, processing plants and related infrastructure ourselves.

We are subject to all the risks associated with establishing new mining. We may not successfully establish mining operations or profitably produce metals at any of our properties. As such, we do not know if we will ever generate revenues. If we do not generate revenues, you may lose your investment in our common stock.

We have a history of losses which we expect to continue into the future. If we do not begin to generate revenues or find alternate sources of capital, we will either have to suspend or cease operations, in which case you will lose your investment.

As a pre-feasibility stage company that with no holdings in any producing mines, we continue to incur losses and expect to incur losses in the future. As of January 31, 2006, we had an accumulated deficit of $34,067,125. We may not be able to achieve or sustain profitability in the future. If we do not begin to generate revenues or find alternate sources of capital, we may either have to suspend or cease operations, in which case you will lose your investment.

We may not be able to raise the funds necessary to explore our mineral properties. If we are unable to raise such additional funds, we will have to suspend or cease operations in which case you will lose your investment.

We estimate that approximately $13,000,000 will be required to fund our operations for the next 12 months, which will be primarily used to advance our NorthMet Project. We may need to seek additional financing from the public or private debt or equity markets to continue our business activities. We have completed several private placements with certain investors during fiscal 2006, however, we do not know that these investors will continue to advance funds to us or that our efforts to obtain financing will be successful.

We will need to seek additional financing to complete our development of NorthMet. Sources of such external financing include future equity offerings, advance payments by potential customers to secure long-term supply contracts, grants and low-cost debt from certain state financial institutions, and commercial debt secured by the NorthMet project. The failure to obtain such additional financing could have a material adverse effect on our results of operations and financial condition. We may not be able to secure the financing necessary to sustain exploration and development activities in the future. If we cannot raise the money necessary to continue to explore and develop our property, we will have to suspend or cease operations and you could lose your investment.

Our actual mineral resources may not conform to our established estimates.

The figures for mineral resources stated in this Annual Report are estimates and no assurances can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Market fluctuations and the prices of metals may render resources uneconomic. Moreover, short-term operating factors relating to the mineral deposits, such as the need for the orderly development of the deposits or the processing of new or different grades of ore, may cause a mining operation to be unprofitable in any particular accounting period.

There is no assurance that any of our mineral resources will ever be classified as reserves under the disclosure standards of the SEC.

Item 4.D of this Annual Report discusses our mineral resources in accordance with Canadian National Instrument 43-101. Resources are classified as “measured resources”, “indicated resources” and “inferred resources” under NI 43-101. However, U.S. investors are cautioned that the SEC does not recognize these resource classifications. There is no assurance that any of our mineral resources will be converted into reserves under the disclosure standards of the United States Securities and Exchange Commission.

Our future activities could be subject to environmental laws and regulations which may have a materially adverse effect on our future operations, in which case our operations could be suspended or terminated and you could lose your investment.

We, like other pre-feasibility stage companies doing business in the United States and Canada, are subject to a variety of federal, provincial, state and local statutes, rules and regulations designed:

•	to protect the environment, including the quality of the air and water in the vicinity of exploration, development, and mining operations;

•	to remediate the environmental impacts of those exploration, development, and mining operations;

•	to protect and preserve wetlands and endangered species; and

•	to mitigate negative impacts on certain archeological and cultural sites.

We are required to obtain various governmental permits to conduct exploration at our properties. Obtaining the necessary governmental permits is often a complex and time-consuming process involving numerous U.S. or Canadian federal, provincial, state, and local agencies. The duration and success of each permitting effort is contingent upon many variables not within our control. In the context of obtaining permits or approvals, we must comply with known standards, existing laws, and regulations that may entail greater or lesser costs and delays depending on the nature of the activity to be permitted and the interpretation of the laws and regulations implemented by the permitting authority. The failure to obtain certain permits or the adoption of more stringent permitting requirements could have a material adverse effect on our business, operations, and properties and we may be unable to proceed with our exploration and development programs which will result in the loss of your investment.

Federal legislation and implementing regulations adopted and administered by the U.S. Environmental Protection Agency, Forest Service, Bureau of Land Management, Fish and Wildlife Service, Mine Safety and Health Administration, and other federal agencies, and legislation such as the Federal Clean Water Act, Clean Air Act, National Environmental Policy Act, Endangered Species Act, and Comprehensive Environmental Response, Compensation, and Liability Act, have a direct bearing on U.S. exploration, development and mining operations. Due to the uncertainties inherent in the permitting process, we cannot be certain that we will be able to obtain required approvals for proposed activities at any of our properties in a timely manner, or that our proposed activities will be allowed at all.

The process in obtaining federal and local regulatory approvals is increasingly cumbersome, time-consuming, and expensive, and the cost and uncertainty associated with the permitting process could have a material effect on exploring, developing or mining our properties. Moreover, compliance with statutory environmental quality requirements described above may require significant capital outlays, significantly affect our earning power, or cause material changes in our intended activities. Environmental standards imposed by federal, state, or local governments may be changed or become more stringent in the future, which could materially and adversely affect our proposed activities. As a result of these matters, our operations could be suspended or cease entirely, in which case you could lose your investment.

Because the price of metals fluctuate, if the price of metals for which we are exploring decreases below a specified level, it may no longer be profitable to explore for those metals and we will cease operations.

Prices of metals are determined by some of the following factors:

•	expectations for inflation;

•	the strength of the United States dollar;

•	global and regional supply and demand; and

•	political and economic conditions and production costs in major metals producing regions of the world.

The aggregate effect of these factors on metals prices is impossible for us to predict. In addition, the prices of metals are sometimes subject to rapid short-term and/or prolonged changes because of speculative activities. The current demand for and supply of various metals affect the prices of copper, nickel, cobalt, platinum, palladium and gold, but not necessarily in the same manner as current supply and demand affect the prices of other commodities. The supply of these metals primarily consists of new production from mining. If the prices of copper, nickel, cobalt, platinum, palladium and gold are, for a substantial period, below our foreseeable costs of production, we could cease operations and you could lose your entire investment.

We may not have adequate, if any, insurance coverage for some business risks that could lead to economically harmful consequences to us.

Our businesses are generally subject to a number of risks and hazards, including:

•	industrial accidents;

•	railroad accidents;

•	labor disputes;

•	environmental hazards;

•	electricity stoppages;

•	equipment failure; and

•	severe weather and other natural phenomena.

These occurrences could result in damage to, or destruction of, mineral properties, production facilities, transportation facilities, or equipment. They could also result in personal injury or death, environmental damage, waste of resources or intermediate products, delays or interruption in mining, production or transportation activities, monetary losses and possible legal liability. The insurance we maintain against risks that are typical in our business may not provide adequate coverage. Insurance against some risks (including liabilities for environmental pollution or certain hazards or interruption of certain business activities) may not be available at a reasonable cost or at all. As a result, accidents or other negative developments involving our mining, production or transportation facilities could have a material adverse effect on our operations.

The mining industry is an intensely competitive industry, and we may have difficulty effectively competing with other mining companies in the future.

We face intense competition from other mining and producing companies. In recent years, the mining industry has experienced significant consolidation among some of our competitors, as a result these companies may be more diversified than us. We cannot assure you that the result of current or further consolidation in the industry will not adversely affect us.

In addition, because mines have limited lives we must periodically seek to replace and expand our reserves by acquiring new properties. Significant competition exists to acquire properties producing or capable of producing copper and other metals.

We may experience delays, higher than expected costs, difficulties in obtaining environmental permits and other obstacles when implementing our capital expenditure projects.

We are investing heavily to further increase our production capacity, logistics capabilities and to expand the scope of minerals we produce. Our expansion and mining projects are subject to a number of risks that may make them less successful than anticipated, including:

•	we may encounter delays or higher than expected costs in obtaining the necessary equipment or services to build and operate our projects; and

•	adverse mining conditions may delay and hamper our ability to produce the expected quantities of minerals.

If we are unable to successfully manage these risks, our growth prospects and profitability may suffer.

RISKS RELATED TO THE OWNERSHIP OF OUR STOCK

We may experience volatility in our stock price, which could negatively affect your investment, and you may not be able to resell your shares at or above the price you purchased your shares.

Our common shares are listed for trading on the TSX Venture Exchange and, since June 26, 2006, on the American Stock Exchange. Our shareholders may be unable to sell significant quantities of the common shares into the public trading markets without a significant reduction in the price of the shares, if at all. The market price of our common shares may be affected significantly by factors such as changes in our operating results, the availability of funds, fluctuations in the price of metals, the interest of investors, traders and others in small pre-feasibility stage public companies such as us and general market conditions. In recent years the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small capitalization pre-feasibility companies similar to us, have experienced wide fluctuations, which have not necessarily been related to the operating performances, underlying asset values, or the future prospects of such companies. There can be no assurance that future fluctuations in the price of our shares will not occur.

A large number of shares will be eligible for future sale and may depress our stock price.

Our shares that are eligible for future sale may have an adverse effect on the price of our stock. As of January 31, 2006 there were 100,173,173 shares of our common stock outstanding. The average trading volume for the three months prior to January 31, 2006 was less than 100,000 shares per day. Sales of substantial amounts of common stock, or a perception that such sales could occur, and the existence of options or warrants to purchase shares of common stock at prices that may be below the then current market price of the common stock, could adversely affect the market price of our common stock and could impair our ability to raise capital through the sale of our equity securities.

Your ownership interest, voting power and the market price of our common stock may decrease because we have issued, and may continue to issue, a substantial number of securities convertible or exercisable into our common stock.

We have issued common stock and options, and warrants to purchase our common stock to satisfy our obligations and fund our operations (see Item 5.A). In the future, because we currently do not have a source of revenue, we will likely issue additional shares of common stock, options, warrants, preferred stock or other securities exercisable for or convertible into our common stock to raise money for our continued operations or as non-cash incentives to our own and our subsidiaries' directors, officers, insiders, and key employees. If additional sales of equity occur, your ownership interest and voting power in us will be diluted and the market price of our common stock may decrease.

Under our “rolling” Stock Option Plan which was adopted on October 3, 2003, approved by our shareholders on May 28, 2004, and accepted by the TSX-Venture Exchange on June 29, 2004, options may be granted equal in number to 10% of the issued and outstanding capital of the Company at the time of grant of the stock option. As of January 31, 2006 we could issue options to purchase up to 10,017,317 shares. Under our bonus share incentive plan (the “Bonus Plan”) for our directors and key employees approved by the disinterested shareholders at the Company’s shareholders’ meeting held on May 28, 2004 we may issue an addition 6,890,000 shares upon achieving certain milestones. On November 4, 2004, the Company adopted, and the shareholders approved, a revised Bonus Plan limiting the aggregate shares that may be issued under the Bonus Plan and the Company’s Amended Stock Option plan to not more than 20% of the Company’s issued and outstanding capital at the time of the issuance of options and bonus shares.

Upon any issuances or exercise of options issued, the ownership interests and voting power of existing shareholders may be further diluted.

We have a Shareholders Rights Plan Agreement and certain employment and management contracts that contain provisions designed to discourage a change of control.

A Shareholders Rights Plan between us and shareholders effective as of December 3, 2003 and certain employment and management agreements contain provisions that could discourage an acquisition or change of control without our board of directors’ approval. Under the Shareholders Rights Plan, if a shareholder individually or in concert with other shareholders acquires 20% or more of our common shares outstanding without complying with the Shareholder Rights Plan or without the approval of our Board of Directors, all holders of record will have a right to one common share for each share owned. Each right entitles the holder to a certain number of shares, as calculated under the Rights Plan. We have also entered into agreements with certain key employees and officers that contain severance provisions in the event of a take-over bid. The Rights Plan and the preceding agreements may make it more difficult for a third party to acquire control of us, even if such a change of control is more beneficial to shareholders.

Because we believe that we will be classified as a passive foreign investment company (a PFIC), U.S. holders of our common stock may be subject to United States federal income tax consequences that are worse than those that would apply if we were not a PFIC.

Because we believe that we will be classified as a passive foreign investment company (a PFIC), U.S. holders of our common stock may be subject to United States federal income tax consequences that are worse than those that would apply if we were not a PFIC, such as ordinary income treatment plus a charge in lieu of interest upon a sale or disposition of shares of our common stock even if the shares were held as a capital asset. See “Certain United States Federal Income Tax Consequences.”

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

PolyMet Mining Corp. was incorporated in British Columbia, Canada on March 4, 1981, under the name Fleck Resources Ltd., which we changed to PolyMet Mining Corp. on June 10, 1998.

Our head office is situated at Suite 2350 -1177 West Hastings Street, Vancouver, B.C. V6E 2K3. Our phone number is (604) 669-4701. Our registered and records office is located at our legal counsel’s offices situated at 1040 - 999 West Hastings Street, Vancouver, B.C. V6C 2W2. Our agent in the U.S. is Poly Met Mining, Inc. whose office is located at P.O. Box 475, County Road 666,Hoyt Lakes, Minnesota 55750-0475.

We are a reporting issuer in the following Canadian provinces: Alberta, British Columbia, and Ontario. Our common shares have been listed on the TSX Venture Exchange (TSX V) (formerly the Vancouver Stock Exchange) since April 13, 1984 under the symbol "POM" and also trade on the Over the Counter Bulletin Board (“OTCBB”) under the symbol “POMGF” in the United States. Since June 26, 2006 our common shares have been listed on the American Stock Exchange (AMEX) under the symbol “PLM”.

During the years ended January 31, 2006, 2005, and 2004 we spent $11.120 million, $1.623 million and $0.091 million respectively to acquire property and perform pre-feasibility work primarily on our NorthMet Project located in Minnesota, USA. In addition, during the years ended January 31, 2006 and 2005, we issued shares valued at $7.564 million and $0.229 million, respectively, in optioning and purchasing a nearby crushing and grinding plant and associated infrastructure (the Erie Plant). We did not issue any shares during 2004 in connection with the acquisition of the Erie Plant.

All of these expenses were incurred at our NorthMet Project located in the State of Minnesota and were funded from the proceeds of equity financings. With the exception of the Erie Plant acquisition, until the completion of Definitive Feasibility Study , we will expense all expenditures.

B. Business Overview

We are a pre-feasibility stage company engaged in the exploration and future development of natural resource properties. Our primary mineral property is the NorthMet Project, a polymetallic project located in northeastern Minnesota, USA.

In the years ended January 31, 2006, 2005 and 2004, we conducted exploration and acquisition activities only and did not conduct any operations that generated revenues. Thus, we rely principally on equity financings to fund out projects and expenditures.

Since 2003, we have focused on commencing commercial production on our NorthMet Project. Our efforts have been on four main areas:

1.
Acquiring a large processing facility and associated infrastructure located approximately six miles west of our NorthMet deposit. Under an agreement dated February 14, 2004, we paid Cliffs Erie LLC, a subsidiary of Cleveland Cliffs, Inc. of Cleveland, Ohio (“Cliffs”), $500,000 and 1,000,000 of our common shares to acquire the exclusive option to purchase the Erie Plant, including certain property, plant and equipment from Cliffs at any time until June 30, 2006 subject to the payment of an additional $5.0 million within six months of completion of the Definitive Feasibility Study.  During the fiscal year ended January 31, 2006, we and Cliffs agreed to expand the scope of the assets to be acquired from Cliffs and on November 15, 2005, we exercised this revised option by paying Cliffs an additional 6,200,547 of our common shares, $1.0 million in cash, and a promissory note for $2.4 million.

2.
Environmental permitting. To commence commercial production at NorthMet, various regulatory approvals are needed. Thus, on January 11, 2005, we submitted initial documentation to the Minnesota Department of Natural Resources (the “Minnesota DNR”), the United States Forest Service (the “USFS”) and the United States Army Corps of Engineers (the “USACE”). These documents and data provided the information required for preparation of a Draft Scoping Environmental Assessment Worksheet (the “EAW”).

On March 14, 2005, we reached an agreement with the Minnesota DNR, USFS and USACE who agreed to cooperate in preparing a single Environmental Impact Statement (the “EIS”) under state guidelines issued by the Minnesota DNR.

On October 25, 2005, the Minnesota DNR issued the Final Scoping EAW and related Final Scoping Decision after a period of public review and comment. These documents define the scope of the EIS and were used to develop a request for proposal (the “RFP”) for third-party preparation of an EIS that will involve public participation. On April 3, 2006 the Minnesota DNR selected the independent EIS contractor. The draft EIS is scheduled to be published in November 2006. Following a period of public review and comment, publication of the final EIS is scheduled by the Minnesota DNR for April 2007 and the determination of adequacy is targeted to be before June 30, 2007.

3.
Engineering and feasibility. We retained Bateman Engineering Pty. of Brisbane, Australia (“Bateman”) to complete a review of the Scoping Study for the NorthMet Project and to lead the Definitive Feasibility Study (the “DFS”) as the coordinating consultant. As part of the DFS, Bateman is responsible for:

•	Completing the process design and detail engineering and estimates for the plant and infrastructure,
•	Reviewing environmental permitting,
•	Geo-statistical review of the ore body,
•	Mine planning and scheduling of ore and waste, and;
•	Assessing marketing of the metals to be mined.

Bateman has sub-contracted some of the work to other specialist companies. In 2005, we received reports from Hellmann & Schofield, a geologic consulting firm, and Australian Mine and Development, a mine engineering firm, both of which are based in Australia, that provided a review of the geologic and mine model and mine planning. This work is currently in the process of being updated, with the updated information to be the basis of the DFS. We anticipate that the DFS will be published before the end of September 2006.

As part of the data assembly that is being used to support the DFS, we have conducted an extensive program of drilling including infill and geotechnical core drilling that will enhance the quality of our geologic analysis and understanding, enable us to optimize the mine design, and has provided us with material that has been used in pilot plant testing to optimize the process design.

Our 2005 drill program focused on areas that are expected to be mined in the first 10 years of operations. The objectives of the program were to:

•	provide a bulk sample for metallurgical pilot plant test work,
•	gather geotechnical information for pit design,
•	enhance the geological model through in-fill drilling,
•	collect data to support environmental permitting, and
•	increase confidence in the resource estimate categorization resulting from reduced drill hole and sample spacing.

During the 2005 program we drilled 109 holes totaling 77,166 feet making the cumulative holes drilled to 310 diamond and reverse circulation holes for an aggregate 261,227 feet. In addition to this latest drill program, we recompiled all prior work begun by U.S. Steel in 1969, thus, increasing the number of samples taken from nearly 12,000 to 17,194. Our latest program added 12,806 samples, making the total 30,000.

Moreover, drill spacing in the area to be mined in the first five years has been reduced to an average of 311 feet (from 427 feet) while the 20 year mine plan spacing has been reduced to an average of 360 feet (from 400 feet).

4.
Financing and corporate development. During the fiscal year ended January 31, 2006, we completed a series of equity private placements that raised $22.2 million, net of expenses. Subsequent to the fiscal year end, we obtained approximately $12 million from the exercise of stock options and stock purchase warrants. These funds will be used to complete our DFS, acquisition of the plant facilities from Cliffs, and for general corporate purposes, including detailed engineering prior to starting construction on our NorthMet Project.

We have also continued to strengthen our management team at both the corporate level and at our facilities in Minnesota. During the period ended January 31, 2006, we appointed Douglas Newby as our Chief Financial Officer and also retained a part-time financial controller for our Minnesota operations.

C. Organizational Structure

We have two wholly owned subsidiaries: (1) Fleck Minerals Inc., incorporated in Ontario, Canada, and (2) Poly Met Mining Inc., incorporated in Minnesota, USA.

D. Property, Plant and Equipment

Plant

Our Erie Plant comprises a large crushing, grinding and milling facility that was built by LTV Steel in the mid-1950s and processed low grade iron ore known as taconite that was transported to the facility by railroad from local mines. Since the mid-1960s the plant was operated by Cliffs on behalf of LTV Steel and processed approximately 100,000 tons per day of taconite ore. The plant was shut down in 2000 when LTV Steel filed for bankruptcy protection since when it has been maintained initially by Cliffs and, since November 15, 2005, by us. The plant did not operate during the period ended January 31, 2006. The plant is located approximately six miles west of our NorthMet deposit, about five miles north-northwest of the town of Hoyt Lakes, itself located about fifteen miles west of Virginia, Minnesota. The plant covers approximately 6,400 acres, or approximately 10.0 square miles.

Before 2000, Cliffs had undertaken numerous programs to update and modernize control systems in the Erie Plant. The plant is generally in good physical condition and was operating at or near full capacity prior to its closure. We have examined the plant in detail and have restarted certain pieces of equipment and believe it to be serviceable.

Equipment

All of our material fixed assets are located at the Erie Plant and includes: two rail dump pockets each with a 60” gyratory crusher, 3 x seven-foot standard cone crushers, 6 x seven-foot short-head crushers, 30 mill circuits each comprising one 12’x 14' rod mill and one 12’x 14' ball mill, 3 x 12'x 24' regrind mills, flotation cells, maintenance facilities and spare parts, extensive conveyors, feeders, bins, auxiliary facilities and offices, established infrastructure including a 250 MVA high voltage electrical substation, water supply, roads, tailings basins and rail facilities.

We are currently in the environmental process to obtain all necessary permits required to operate the Erie Plant and all the material fixed assets, as listed above.

Property - NorthMet Project, Minnesota, USA

Cautionary Note to U.S. Investors

TO CLARIFY, WE HAVE NO PROPERTIES THAT CONTAIN “RESERVES” AS DEFINED BY THE SEC AND WE HAVE PROVIDED THE FOLLOWING PROPERTY INFORMATION IN ACCORDANCE WITH NATIONAL INSTRUMENT 43-101.

(a)  History

The NorthMet Project is located immediately south of the historic Mesabi Iron Range in northeastern Minnesota. Mining in the Iron Range dates back to the 1850’s when high grade iron ore known as hematite was first mined commercially. During the 1940s and 50s, with reserves of hematite dwindling, the iron industry began to focus on taconite, a lower-grade iron ore. Six large crushing, grinding, milling facilities were built by various iron and steel companies to process the taconite, including the Erie Plant that we acquired in November 2005.

Following the discovery of copper and nickel in the 1940s, in the 1960s United States Steel Corporation (“US Steel”) staked ground at what was then called Dunka Road, now called NorthMet. At that time, the market did not recognize platinum group metals (PGMs) or gold and the market for PGMs was small because there was no reliable method to assay low grades of these metals. US Steel investigated the deposit as a high-grade, underground copper-nickel resource, but considered it to be uneconomic based on its inability to produce separate, clean nickel and copper concentrates with the metallurgical processes available at that time.

In 1987, the Minnesota Natural Resources Research Institute (“NRRI”) published data suggesting that a large resource of platinum group minerals or PGM’s may be in the base of the Duluth Complex. In 1989, we acquired a 20-year renewable mining lease over the property from US Steel Corporation and commenced an investigation into the potential for mining and recovery of copper, nickel, and PGM’s. We conducted a program to re-assay the previous drill core for PGM’s. We entered into joint venture agreements with Nerco and Argosy Mining, which assisted in identifying and quantifying potential PGM values. However, the challenge of producing separate concentrates of saleable copper and nickel remained.

In the mid-90’s, we began investigating the use of hydrometallurgical processes, including bio-leaching and pressure oxidation. In 1998 we focused on a hydrometallurgical extractive technology, which led to the development of the PlatSol™ Process. This process uses autoclaves, which are high temperature, high pressure, oxygen enriched vessels, to oxidize the sulfidic ores and leach the metals therein. This technology has been used commercially in the copper, nickel and precious metals industries since the 1980s.

In July 2000, we entered into a joint venture arrangement with North Limited (“North”), a major Australian mining company, to advance the NorthMet Project to commercial production. Under the joint venture arrangement, North had the opportunity to earn an 87.5% interest in the PolyMet Project by producing a feasibility study and funding 100% of the total capital costs to develop the project.

In August 2000, Rio Tinto Limited (“Rio Tinto”) completed an on-market takeover of North. Subsequently, Rio Tinto decided not to proceed with the NorthMet project and we exercised our 30-day pre-emptive right, under a “change of control” clause, to terminate the joint venture arrangement. Consequently, we regained a 100% interest in the NorthMet Project.

Following completion of the metallurgical pilot plant work in November 2000, we commissioned a pre-feasibility study on the project that was completed in April 2001. The pre-feasibility study included a 50,000 metric tonne per day (55,000 short tpd) operation and assumed the construction of a new, stand-alone processing plant including metal smelters to produce copper, nickel and cobalt metals on site. The study found the economics of the NorthMet Project were unacceptably low owing to the capital cost of building a new plant facility combined with low metal prices prevailing at that time. No further work was done until March 2004, when new management took over our company and commenced a detailed review of the project.

The new management team believed that the Erie Plant had the potential to substantially reduce the capital cost and to simplify the permitting process which could improve the project economics.

As of January 31, 2006, we have expended $14.225 million on the acquisition of the Erie Plant. During the two years ended January 31, 2006 we expended and additional $12.743 million on pre-feasibility work at the deposit and plant. Since inception, we have a cumulative deficit of $34.067 million, most of which has been incurred directly and indirectly in connection with our NorthMet Project. These expenditures supported drilling, sampling, assaying, environmental, metallurgical testing, and the pre-feasibility studies.

The following diagram illustrates the location of the NorthMet Project.

Figure No. 1
NorthMet Project Map

(b) Location/Access/Climate

The NorthMet Project land position covers a total of 10,560 acres or 16.5 square miles comprising two areas: the NorthMet mine site totaling 4,160 acres or 6.5 square miles of patented mineral rights and the Erie plant site totaling 6,400 acres or 10.0 square miles of freehold land located approximately six miles west of the mine site. The property is located in St. Louis County in the Mesabi Range District about 60 miles north of Duluth, Minnesota. The Project is easily accessible via state and county roads. The surfaced Hoyt Road links the plant to the town of Hoyt Lakes, itself approximately fifteen miles east of Virginia, Minnesota which is located on State Highway 53. The mine site is accessible by an all-season gravel road from the plant site and a private railroad crosses the property immediately south of the deposit and runs to the plant site. There is a high-voltage power line supplied by Minnesota Power that supplies the plant site and there is ready access to industrial electric power at the mine site. Two other railway lines are located within ten miles and connect with three ports on Lake Superior and into the US national and Trans-Canadian railroad system.

The northern Minnesota climate is continental, characterized by wide variations in temperature. The temperature in the nearby town of Babbit averages -14ºC (7ºF) in January and 19ºC (66ºF) in July. The average annual precipitation is 28 inches with approximately 30% during the months from November to April and 70% from May through October.

(c) Claims and ownership

(i)	NorthMet Lease

Pursuant to an agreement dated January 4, 1989, subsequently amended and assigned, we lease certain lands in covering 4,162 acres or 6.5 square miles located in St. Louis County, Minnesota, known as the NorthMet Project, from RGGS Land & Minerals Ltd., L.P. During the year ended January 31, 2005, US Steel assigned the lease to RGGS Land & Minerals Ltd., L.P. The current term of the renewable lease is 20 years and calls for future annual lease payments of $150,000 in January 2007 through 2009.

We can, at our option, terminate the lease at any time by providing written notice to the lessor at least 90 days prior to the effective termination date or can indefinitely extend the 20 year term by continuing to making the annual lease payment of $150,000 on each successive anniversary date.

The lease payments are considered advance royalty payments and will be deducted from future production royalties payable to the lessor, which range from 3% to 5% based on the net smelter return that we receive. Our recovery of the advance royalty payments is subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year.

(ii)	The Erie Plant

By a Memorandum of Understanding dated December 5, 2003 and an option agreement dated February 14, 2004, we obtained an option (“Cliffs Option”) to acquire certain property, plant, and equipment (“Cliffs Assets”) from Cleveland Cliffs of Cleveland, Ohio (“Cliffs”) located near our NorthMet Project. As consideration for the exclusive Cliffs Option, we paid $500,000 prior to January 31, 2004 and issued to Cliffs 1,000,000 common shares on March 30, 2004, valued at $229,320 to maintain our exclusive rights until June 30, 2006. The option gave us exclusive rights until June 30, 2006 subject to the payment of an additional $5 million to Cliffs with six months of completion of a bankable feasibility study.

On September 15, 2005 we reached an agreement with Cliffs on the terms for the early exercise of our option to acquire 100% ownership of large portions of the former LTV Steel Mining Company ore processing plant in northeastern Minnesota (the “Asset Purchase Agreement”).

On November 15, 2005, we consummated the Asset Purchase Agreement and completed the acquisition thereunder. The property, plant, and equipment assets we now own include land, crushing, milling, and flotation capacity, complete spare parts, plant site buildings, real estate, tailings impoundments and mine work shops, as well as access to extensive mining infrastructure.

The consideration for the Asset Purchase Agreement was $1.0 million in cash, the issuance of 6,200,547 of our common shares (issued on November 15, 2005, at fair market value of $7,564,444), and a note for the balance of $2.4 million that will be paid in quarterly installments of $250,000 for a total of $2.5 million, which includes interest of $100,000. The quarterly payments are due starting on March 31, 2006 and every three months thereafter. As of June 30, 2006 the first two payments have been made. As of January 31, 2006, $20,515 of accrued interest has been capitalized as part of the cost of the NorthMet Project assets.

The Erie Plant
As set forth under the Asset Purchase Agreement, we have assumed certain ongoing site-related environmental and reclamation obligations of Cliffs in connection with the Erie Plant. Once we obtain our permit to mine and Cliffs is released from its obligations by certain state agencies, we will be directly obligated to comply with applicable environmental and reclamation obligations. Prior to Cliffs acquisition of the plant from LTV Steel and prior to our acquisition of the plant from Cliffs, both Cliffs and we undertook environmental assessments and concluded that there were no material liabilities other than the ultimate closure and reclamation of the site. Until operating permits are granted to us, Cliffs remains the named party of record for such obligations although, as part of the Asset Purchase Agreement, we have indemnified Cliffs for such costs. As of January 31, 2006 we estimate that liability to be approximately $12.445 million and, based on the expected timing of such payments, our cost of capital, and anticipated inflation rates, we made a provision of $2.511 million in our financial statements for that date.

Under the terms of the agreement Cliffs will have the right to participate on a pro-rata based on their ownership of 6.2% of our outstanding common shares in future cash equity financings.

As of January 31, 2006, we do not have any producing mines, thus, we are not yet utilizing the Erie Plant.

The Erie Plant comprises a large crushing, grinding and million facility that was built by LTV Steel in the mid-1950s and processed low grade iron ore known as taconite that was transported to the facility by railroad from local mines. Since the mid-1960s the plant was operated by Cliffs on behalf of LTV Steel and processed approximately 100,000 tons per day of taconite ore. The plant was shut down in 2000 when LTV Steel filed for bankruptcy protection since when it has been maintained initially by Cliffs and, since November 15, 2005, by us. The plant did not operate during the period ended January 31, 2006.

The plant is located approximately six miles west of our NorthMet deposit, about five miles north-northwest of the town of Hoyt Lakes, itself located about fifteen miles west of Virginia, Minnesota. The plant covers approximately 6,400 acres, or approximately 10.0 square miles, and is powered by electricity from local power lines.

The total plant facilities include two rail dump pockets, each with a 60” gyratory crusher, 3 x seven-foot standard cone crushers, 6 x seven-foot short-head crushers, 30 mill circuits each comprising one 12’x 14' rod mill and one 12’x 14' ball mill, 3 x 12'x 24' regrind mills, flotation cells, maintenance facilities and spare parts, extensive conveyors, feeders, bins, auxiliary facilities and offices, established infrastructure including a 250 MVA high voltage electrical substation, water supply, roads, tailings basins and rail facilities.

Until the plant was closed in 2000, Cliffs had undertaken numerous programs to update and modernize control systems. The plant is generally in good physical condition and was operating at or near full capacity prior to its closure. We have examined the plant in detail and have restarted certain pieces of equipment and believe it to be serviceable.

We plan to use less than one third of the historic productive capacity to crush and grind material that we expect to mine from the NorthMet deposit. We intend to construct new facilities to recover copper metal, nickel and cobalt concentrates, and precious metal precipitates. These new facilities replace the equivalent facilities used historically to recover iron from the taconite, which are not applicable to our anticipated metal products.

We are currently completing a DFS in connection with these plans, which we expect to be completed before the end of September 2006. A scoping study completed in 2004 for a 27,500 ton per day facility indicated a capital cost of $235 million. Since then we have expanded the scale and scope of the plant and will likely be affected by the general cost of inflation in mining equipment supplies. Assuming the completed DFS is positive and the timely receipt of the operating permits, we anticipate commencing construction in the third quarter of 2007 and commencing production approximately one year later.

(d)  Permitting and Environmental

The environmental review process in the State of Minnesota is reasonably well-defined. Various permits from state and federal authorities will be necessary. An Environmental Impact Statement will be required, with the Minnesota Department of National Resources as the lead agency.

Two winter wildlife studies, wetland and plant species evaluations, and preliminary geohydrology and rock geochemistry studies were completed in 1999, 2000, and 2001. These environmental studies are important to future permitting efforts.

We commenced the permitting process in early 2004. As of January 31, 2006, we had spent approximately $3.146 million on environmental and permitting activities and we anticipate spending an additional $5.0 million to complete this work.

On February 7, 2006, we announced that the St. Louis County Board of Commissioners had approved our plan to mitigate approximately 1,200 acres of wetlands that would be disturbed by our mining operations on the NorthMet property. Under this plan, we will restore to wetlands status approximately 3,260-acres of drained, partially drained, and existing wetlands primarily on tax-forfeited land in the southwestern corner of St. Louis County, Minnesota, the county in which the project is located.

On March 28, 2006, we executed a formal wetlands restoration agreement with St. Louis County that will create a "wetlands bank" to be share with St. Louis County that will provide a new source of revenue from tax-forfeited acreage that historically has produced little public revenue.

The St. Louis County wetlands restoration project will require the approval by the DNR as well as the USACE.

This approach replaces the former plan to swap land with the USFS that would have required us to acquire a much larger area of designated wetlands that typically costs significantly more per acre than tax-forfeit land.

(e) History of Exploration

Prospectors first discovered copper and nickel near Ely, Minnesota about 20 miles north of NorthMet in the 1940’s. Subsequently, the Bear Creek Mining Company conducted a regional exploration program resulting in the discovery of the Babbitt deposit (northeast of NorthMet). US Steel staked an exploration program in the Duluth Complex in the late 1960’s and over the next few years drilled 112 core holes into the NorthMet property (then called Dunka Road).

In 1987, the Minnesota NRRI published data suggesting the presence of a large resource of PGM’s in the base of the Duluth Complex and, in 1989 we commenced an investigation into the potential for mining and recovery of copper, nickel, and PGM’s. We re-assayed pulps and rejects from the previous US Steel drilling to obtain data on the PGM’s.

In the early 1990’s we leased the NorthMet property first to Nerco Minerals and later to Argosy Mining which continued to delineate the contained PGM’s and drilled a few additional core holes.

From 1998 to present, we have conducted four drilling programs totaling 196 holes for approximately 126,700 ft. of core and reverse circulation drilling. The fourth program comprising 109 holes totaling 77,200 feet was completed in the fiscal year ended January 31, 2005 and, combined with earlier drilling, brings the total to 310 diamond and reverse circulation holes aggregating to more than 261,000 feet. In addition, we have meticulously recompiled all prior work started by US Steel in 1969, increasing the number of samples from nearly 12,000 to 17,194. The 2005 program added 12,806 samples, bringing the total to 30,000 samples.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

This section uses the terms ”measured resources,” ”indicated resources,” and ”inferred resources.” We advise United States investors that while these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the SEC does not recognize them. United States investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted to reserves. In addition, ”inferred resources” have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian Rules, estimates of Inferred Mineral Resources may not form the basis of Feasibility or Pre-Feasibility Studies, or economic studies except for a Preliminary Assessment as defined under 43-101. United States investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

The resource estimates included in the Pre-feasibility Study of April 2001 and prepared by Independent Mining Consultants Inc. of Tucson (“IMC”) are shown in the table below.

	Ktonnes	%	Average Grades
	Above	Of	NSR	CuEq	Cu	Ni	Co	Pd	Pt	Au
Geological Resource Above $7.42 cuttoff	Cutoff	Total	US$/t	%	%	%	g/t	g/t	%	g/t
Measured	201,653	46.8%	11.97	0.878	0.364	0.099	71.20	0.354	0.095	0.049
Indicated	133,853	31.0%	12.41	0.939	0.379	0.096	66.77	0.384	0.110	0.055
Inferred	95,653	22.2%	12.74	0.998	0.387	0.095	62.76	0.424	0.123	0.059
Total	431,159		12.27	0.924	0.374	0.097	67.95	0.379	0.106	0.053

The drilling to date has been adequate to complete the pre-feasibility level work and is supporting the detailed planning for the DFS.

(f)  Geology and Mineralization

The geology of northeastern Minnesota is predominantly Precambrian in age. Approximately 1.1 billion years ago, intra-continental rifting resulted in mafic volcanics and associated intrusions along a portion of the Midcontinent Rift System, which extends through the Lake Superior Region to Kansas. The Midcontinent Rift consists of three parts: thick lava flows, intrusive rock and overlying sedimentary rock. There are three major intrusive complexes: the Coldwell Complex of Ontario, the Mellen Complex along the south shore of Lake Superior and the Duluth complex along the north shore.

The Duluth Complex hosts the NorthMet mineralization. The Complex extends in an arcuate belt from Duluth to the northeastern tip of Minnesota. Emplacement of the intrusion appears to have been along a system of northeast-trending normal faults that form half-grabens stepping down to the southeast. The magma was intruded as sheet-like bodies along the contact between the Early Proterozoic sedimentary rocks of the Animikie Group and the basaltic lava flows of the North Shore Volcanic Group.

The Duluth Complex is represented by the Partridge River Intrusion which overlays the Biwabik Iron Formation - the Partridge River Intrusion can be sub-divided into seven lithologic units:

•
Unit 7 and Unit 6 – texturally homogeneous plagioclase-rich troctolite, each with a persistent ultramafic base. Unit 6 contains a mineralized horizon in the southwestern portion of NorthMet which is relatively enriched in PGM’s relative to copper. Units 6 and 7 are each about 400 ft. thick and form the shallowest units.

•	Unit 5 – coarse grained anorthositic troctolite (300 ft.) grading down to Unit 4.

•	Unit 4 – homogeneous augite troctolite and troctolite, with a less persistent ultramafic horizon. The contact between 4 and 5 is difficult to establish and the two units may actually be a single unit.

•
Unit 3 – the most easily recognized unit because of its mottled appearance due to olivine oikocrysts. It is fine grained troctolitic anorthosite to anorthositic troctolite. Average thickness is 250 ft. but locally can be up to 500 ft.

•	Unit 2 – homogeneous troctolite with abundant ultramafic units and a generally persistent basal ultramafic. This unit shows the most variation in thickness and may be absent entirely.

•
Unit 1 – the most heterogeneous unit, both texturally and compositionally. Grain size is generally coarser at the top of the unit and fines downward. The unit contains abundant inclusions of the footwall rock and is noritic towards the base. This is the main sulfide bearing unit. Two ultramafic layers are generally present. Unit 1 is probably the result of multiple pulses of magma injection. Average thickness is about 450 ft.

The general trend of the sedimentary rocks at the NorthMet deposit is to strike to the east-northeast and to dip to the southeast about 15-25°, and the Partridge River Intrusion appears to follow this general trend. Two east-northeast trending faults have been identified through the construction of cross sections. The faults are steeply dipping and normal in character; offset ranges from negligible to 600 ft. down to the southeast. A third major fault has been identified in the western portion of the area and can be traced to the Northshore Mine in the north. Movement on this fault is down to the east. Numerous other faults can be identified in the cross-sections, but offset is small and they lack continuity. The cross-sectional view shows considerable offset in the more southerly fault, and less offset on the more northerly fault. This relationship can vary over the strike of the deposit.

There are two types of mineralization related to the rift system: hydrothermal and magmatic. The hydrothermal deposits include native copper in basalts and sedimentary interbeds, such as on the Keewenaw Peninsula, sediment-hosted copper sulfide and native copper, represented by the White Pine Mine of Michigan, copper sulfide veins in volcanics and polymetallic veins (silver-nickel-cobalt) in volcanics. The magmatic deposits include copper-nickel-PGM mineralization and titanium-iron mineralization in the Duluth complex, uranium and rare earth elements in carbonatites and Cu-Mo in breccia pipes. More locally the magmatic deposits lie along the northwestern contact of the Duluth Complex with the underlying sediments and Giants Range Batholith. NorthMet and the Babbit (or Minnamax) deposits are the largest of the copper-nickel- PGM mineralization.

The majority of the rock at NorthMet is unaltered, with a minor alteration found along fractures and micro-fractures, consisting of serpentine, chlorite and magnetite replacing olivine, uralite and biotite replacing pyroxene, and sausserite and sericite replacing plagioclase. Sulfide mineralization does not appear to be directly related to the alteration.

The metals of interest at NorthMet are copper, nickel, cobalt, platinum, palladium, gold and lesser amounts of rhodium and ruthenium. In general, the metals are positively correlated with copper mineralization, cobalt being the main exception. Mineralization occurs in four horizons throughout the NorthMet property. Three of these horizons are within basal Unit 1 and in some drill holes the horizons are indistinguishable from each other. The thickness of each of the three horizons varies from 5 to more than 200 feet. Unit 1 mineralization is found throughout the deposit. A less extensive mineralization zone is found in Unit 6 and it is relatively enriched in PGM’s compared to Unit 1.

Sulfide mineralization consists of chalcopyrite, cubanite, pyrrhotite and pentlandite with minor bornite, violarite, pyrite, sphalerite, galena, talnakhite, mackinawite and valleriite. Sulfide minerals occur mainly as blebs interstitial with plagioclase, olivine and augite grains, but also occur within plagioclase and augite grains, as intergrowths with silicates, or as fine veinlets. The percentage of sulfides varies from trace to about 5%. Palladium, platinum and gold are associated with the sulfides.

The NorthMet deposit has been identified over a length of approximately 2.5 miles, has been found to a depth of more than 1,000 feet, and is several hundred feet thick. It is covered by a thin layer of glacial till but otherwise reaches to the subsurface.

The NorthMet property is without known reserves, as defined by the U.S. securities laws.

(g) Exploration and Development Plans

We believe that we have completed exploration work required for the initial phases of production at NorthMet, however, we may need to conduct further in-fill drilling during the anticipated life of the project. The exploration work is being compiled in the DFS which is considering the commercial viability of an open-pit mine. The DFS is contemplating construction of a project mining an average of approximately 70,000 tons of rock per day and processing approximately 32,000 tons per day through the Erie Plant. The finely ground material from the Erie Plant would then be processed through a new hydrometallurgical plant to produce copper metal, nickel-cobalt concentrates, and a precious metals precipitate.

(h) Regulations and Government Rules

The mining industry has been subject to increasing government controls and regulations in recent years. We have obtained all necessary permits for exploration work performed to date and anticipate no material problems obtaining the necessary permits to proceed with further development.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

(a)  Operating Results

This discussion and analysis should be read in conjunction with our consolidated financial statements. Our reporting currency is the United States dollar and our financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP); however, there are no material differences between U.S. GAAP and Canadian GAAP with regard to our financial statements. All amounts in this discussion and in the consolidated financial statements are expressed in United States dollars, unless identified otherwise.

Summary of Events During the Fiscal Year Ended January 31, 2006

During the fiscal year ended January 31, 2006, we continued to advance our NorthMet Project including environmental and permitting matters, a phase I drilling program which extracted metallurgical ore samples, a phase II drilling program to complete the planned 90,000 feet of in-fill drill required to add definition to the resource, process design, an integrated pilot plant to demonstrate the process, upgrading resource models, a new mine plan and negotiations with prospective industry partners for strategic off-take agreements.

Also during the year, we commissioned and received two National Instrument 43-101 technical reports. The first reported a revised resource model based on a geological and drill-hole database, which has been updated and contains over 17,000, validated assayed intervals. The second described a revised mine plan showing an improved ore extraction schedule compared to previously published reports.

The goals for the 2005 drill program were met which included:

•
a 40 ton bulk sample for metallurgical pilot plant test work representing the 10 year mining envelope was successfully processed at SGS Lakefield Laboratories in Ontario during the latter part of 2005;

•	compilation of geotechnical information for pit slope design and pit slope stability studies by Golder Associates;

•
enhancement of the comprehensive geological model through in-fill drilling, a new detailed geological and assay model which incorporates all completed work from 2005, the results of which continue to contribute to the ongoing resource evaluation and pit design work;

•	confirmation of continuity of metal grades;

•	collection of data supporting the environmental permitting; and

•	the improvement in the confidence of the resource estimate categorization, resulting from reduced drill hole and sampling space.

On November 15, 2005, we completed the early exercise of our option with Cleveland Cliffs, Inc. through our Minnesota subsidiary, Poly Met Mining, Inc. We now own 100% of the Erie Plant. Under the asset acquisition agreement we signed a note for $2.4 million from Cliffs and paid an addition $1.0 million in cash, in addition to the $500,000 we paid to acquire the exclusive option in 2004. . We also issued 6,200,547 of our common shares to Cliffs, in addition to the 1,000,000 shares issued previously to Cliffs as part of the option payment. Upon receipt of certain operating permits, we will assume from Cliffs ongoing site-related environmental and reclamation obligations and we have indemnified Cliffs for certain on-going liabilities at the Erie Plant prior to receipt of permits. The remaining cash component of the payment of $2.4 million plus interest will be paid from working capital in ten quarterly installments of $250,000.

With a total of 7,200,547 shares, as of January 31, 2006, Cliffs now holds approximately 6.2% of our common stock outstanding. Cliffs continues to have the right to participate on a pro-rata basis in future equity financings. We have the first right of refusal to acquire Cliff’s shares should Cliffs wish to dispose of its interest.

Our NorthMet Project is in the closing stages of its DFS and is scheduled to begin commercial operations in mid 2008. We have decided to expand the scope of the DFS to cover an initial mining rate of 32,000 short tons (29,500 metric tonnes) per day, which is the size which is being permitted. At this production rate, the project will provide full-time employment for at least 400 people. The NorthMet project will produce London Metal Exchange- or Comex-grade copper cathode on site and concentrates for sale off-site comprising: nickel- and cobalt-hydroxides and a platinum, palladium and gold precipitate.

The NorthMet Project commenced environmental permitting activities in February 2004 and is currently undergoing intense state and federal environmental review. We submitted an environmental assessment worksheet to the State of Minnesota regulators in August 2005. This EAW step provides essential information to advance the state’s environmental review process and leads directly to the environmental impact statement and permits to build. The EIS process was simplified on March 14, 2005 when we reached a memorandum of understanding (“MOU”) with federal and state regulators to cooperate in preparing a single EIS on the NorthMet Project. Signatories to the MOU include the U.S. Army Corps of Engineers (“USACE”), U.S. Forest Service (“USFS”), Minnesota Department of Natural Resources (“MDNR”) and our U.S. based subsidiary, Poly Met Mining, Inc. The MOU provides that the lead state and federal agencies will be the MDNR and USACE, respectively, and that the USFS will be involved as a cooperating agency. Since a large component of our plan involves the reactivation of the “brown fields” LTVSMC plant and infrastructure, the permitting process has been dramatically simplified compared to a “green fields” project.

The Minnesota Pollution Control Agency will also be substantially involved in air and water permitting.

The lead agencies will jointly develop a scope of work for EIS preparation and evaluate MDNR’s selection of a third party contractor which will be hired by the state at our expense to prepare the EIS.

We continue to negotiate with several major companies for the off-take of the nickel-cobalt hydroxide.

Change in Accounting Policy

Variable Interest Entities. Effective February 1, 2005, we adopted the recommendations of Canadian Institute of Chartered Accountants (“CICA”) Handbook Accounting Guideline 15 (AcG-15), Consolidation of Variable Interest Entities, effective for annual and interim periods beginning on or after November 1, 2004. Variable interest entities (VIEs) refer to those entities that are subject to control on a basis other than ownership of voting interests. AcG-15 provides guidance for identifying VIEs and criteria for determining which entity, if any, should consolidate them. Adoption of this accounting policy has not affected our financial statements.

Impairment of Long-Lived Assets. We have adopted CICA Section 3063 “Impairment of Long-Lived Assets”. This statement establishes standards for the recognition, measurement and disclosure or the impairment of non-monetary long-lived assets, including property, plant and equipment, intangible assets with finite useful lives, deferred pre-operating costs and long-term prepaid assets. The adoption of this standard did not have a material impact on our financial position or results of operations.

Summary of Operating Results

As of January 31, 2006, we operated in one segment, the exploration of the base and precious metals at its NorthMet Project in Minnesota, United States. Other reconciling adjustments comprise general and administrative costs, stock based compensation expense, financing expenses, foreign exchange interest income, assets, purchase of property, plant and equipment and amortization reported by the Canadian head office.

	NorthMet Project in U.S.	Other reconciling adjustments	Consolidated
2006
Segment operating loss	$11,406,553	$4,522,984	$15,929,537
Purchase property, plant and equipment	$2,201	$8,142	$10,343
Other assets	$13,495,647	$—	$13,495,647
Identifiable assets	$14,381,120	$11,654,116	$26,035,236
2005
Segment operating loss	$1,855,631	$1,920,706	$3,776,337
Purchase property, plant and equipment	$12,028	$3,810	$15,838
Other assets	$729,320	$—	$729,320
Identifiable assets	$986,065	$1,364,099	$2,350,164
2004
Segment operating loss	$124,473	$22,327	$146,800
Purchase property, plant and equipment	$—	$2,061	$2,061
Other assets	$500,000	$—	$500,000
Proceeds on sale of resource property	$—	$219,925	$219,925
Proceeds on disposal of property, plant and equipment	$33,331	$—	$33,331
Identifiable assets	$505,500	$519,437	$1,024,937

Year ended January 31, 2006 compared with the year ended January 31, 2005

Overall. Our focus for the fiscal year ended January 31, 2006, was to advance the feasibility study, to complete a drill program, conduct pilot plant testing, and advance the environmental and permitting process at the NorthMet project. We expanded our operations in Minnesota by retaining several key consultants to assist in the completion of the environmental study and permitting requirements of the project. We raised $22.2 million in new equity and we acquired the Cliffs Assets from Cliffs.

Loss for the year. We recorded a loss in the year ended January 31, 2006 of $15,929,537 ($0.22 per share) compared to a loss of $3,776,337 ($0.07 per share) in 2005 and a loss of $146,800 ($0.00 per share) in 2004. The increase in the net loss for the year was primarily attributable to the increased level of work, our accounting policy of expensing the costs of pre-feasibility work related to the NorthMet Project of $11,120,145 ($1,622,983 in the fiscal year ended January 31, 2005), and an increase in general and administrative costs including non-cash stock compensation expense of $3,523,324 ($992,658 in the fiscal year ended January 31, 2005).

Pre-feasibility costs. During 2006 we expended $11,120,145 in exploration, pre-feasibility and lease payments compared to $1,622,983 in 2005 and 91,616 in 2004. The substantial increase was a result of our direct participation in the environmental and permitting advancement at the NorthMet Project.

Administrative fees and wages. Our administrative fees and wage expense for the year ended January 31, 2006 was $207,650 representing an increase of approximately 97% compared to administrative fees and wage expense of $105,449 for the year ended January 31, 2005. The increase is primarily the result of increased compensation paid to employees.

Consulting fees. Consulting fees for the year ended January 31, 2006 was $388,900 representing an increase of approximately 5% compared to consulting fees of $370,815 for the year ended January 31, 2005. The increased in consulting fees during the fiscal year ended January 31, 2006, is due to the hiring of several consultants for investor relations and communications activities and financial and accounting services.

Interest Income. Interest income for the year ended January 31, 2006 was $148,036 representing an increase of approximately 6,565% compared to interest income of $2,221 for the year ended January 31, 2005. The interest income earned during the fiscal year ended January 31, 2006, is primarily from higher cash balances held on deposit during the most recent period.

Management fees. Management fees for the year ended January 31, 2006 was $129,483 representing a decrease of approximately 8% compared to management fees of $141,270 for the year ended January 31, 2005. The management fees incurred during the fiscal year ended January 31, 2006, derive from payments made for management services.

Stock-based compensation expense. Stock-based compensation expense for the year ended January 31, 2006 was $3,523,324 representing an increase of approximately 255%% compared to stock-based compensation expense of $992,658 for the year ended January 31, 2005. The stock-based compensation expense incurred during the fiscal year ended January 31, 2006 is the result of issuing 3,580,000 options to directors, officers, consultants, and employees, which is 1,035,000 more options than the 2,545,000 options issued during the year ended January 31, 2005, combined with a greater value per option based on the Black-Scholes calculation. These additional incentive options were part of our overall plan to lin corporate development and shareholder value.

Year ended January 31, 2005 compared with the year ended January 31, 2004

Overall. Our focus for the year ended January 31, 2005, was to further advance the environmental and permitting process and to commence a diameter core drill program at the NorthMet project. We expanded our operations in Minnesota by retaining several key consultants to assist in the completion of the environmental study and permitting requirements of the project. In addition we initiated negotiations to secure off take partnership agreements.

Loss for the year. We recorded a loss in the year ended January 31, 2005 of $3,776,337 ($0.07 per share) compared to a loss of $146,800 ($0.00 per share) in 2004 and a loss of $471,679 ($0.01 per share) in 2003. The increase in the net loss for the year was primarily attributable to the increased level of work, our accounting policy of expensing the costs of pre-feasibility work related to the NorthMet Project of $1,622,983 ($91,616 in the fiscal year ended January 31, 2004), and an increase in general and administrative costs including non-cash stock compensation expense of $992,658 ($55,048 in the fiscal year ended January 31, 2004).

Pre-feasibility costs. During 2005 we expended $1,622,983 in exploration, pre-feasibility and lease payments compared to $91,616 in 2004 and 112,318 in 2003. The substantial increase was a result of our direct participation in the environmental and permitting advancement at the NorthMet Project.

Administrative fees and wages. Our administrative fees and wage expense for the year ended January 31, 2005 was $105,449 representing an increase of approximately 228% compared to administrative fees and wage expense of $32,120 for the year ended January 31, 2004. The increase is primarily the result of increased corporate activity.

Consulting fees. Consulting fees for the year ended January 31, 2005 was $370,815 representing an increase of approximately 1,643% compared to consulting fees of $21,278 for the year ended January 31, 2004. The increase in consulting fees is mainly due to the hiring of several consultants in response to increased corporate activity.

Interest Income. Interest income for the year ended January 31, 2005 was $2,221 as compared to interest expense of $380 for the year ended January 31, 2004. The interest income earned during the fiscal year ended January 31, 2005, is primarily from maintaining higher cash balances during the period.

Management fees. Management fees for the year ended January 31, 2005 was $141,270 representing an increase of approximately 170% compared to management fees of $52,388 for the year ended January 31, 2004. The increase in management fees incurred during the fiscal year ended January 31, 2005, is the result of payments to for increased management services based on increased corporate activity.

Stock-based compensation expense. Stock-based compensation expense for the year ended January 31, 2005 was of $992,658 representing an increase of approximately 1,703% compared to stock-based compensation expense of $55,048 for the year ended January 31, 2004. The stock-based compensation expense incurred during the fiscal year ended January 31, 2005 is the result of issuing 2,545,000 options to directors, officers, consultants, and employees, which is 46,500 fewer options than the 2,591,500 options issued during the year ended January 31, 2004. However, the per-option expense based the Black-Scholes calculation was significantly greater in the fiscal year ended January 31, 2005. These additional incentive options were issued as part of our overall plan to line up corporate development and shareholder value.

Year ended January 31, 2004 compared with the year ended January 31, 2003

Overall. Our primary objective for the fiscal year ended January 31, 2004 was to achieve certain milestones with respect to the NorthMet project. We were successful in obtaining the option to acquire the Cliffs-Erie facility, which if exercised will significantly reduce the capital costs for the project. In addition an independent scoping study on the NorthMet project was completed integrating the Cliffs-Erie facility and its impact on the overall pre-feasibility capital costs. Expenditures of $500,000 were made to obtain the option to acquire the Cliffs-Erie facility. During March 2004, upon receipt of regulatory approval of the option agreement, we issued 1,000,000 common shares to maintain the exclusive rights under the option until June 30, 2006.

With our focus on the NorthMet project, we reached an agreement for the sale of Marathon leases and related land for proceeds of $250,000.

Loss for the year. We recorded a loss in the year ended January 31, 2004 of $146,800 ($0.00 per share) compared to a loss of $471,679 ($0.01 per share) in 2003 and a loss of $1,155,762 in 2002 ($0.02 per share). The decrease in the net loss for the year was primarily attributable to the decreased level of work, at our NorthMet project.

Pre-feasibility costs. During 2004 we expended $91,616 in exploration, pre-feasibility and lease payments compared to $112,318 in 2003 and $606,162 in 2002. The decrease was a result of reduced work during the period leading up to the hiring of a new management team.

Administrative fees and wages. Our administrative fees and wage expense for the year ended January 31, 2004 was $32,120 representing a decrease of approximately 78% compared to administrative fees and wage expense of $143,146 for the year ended January 31, 2003. The decrease is primarily the result of a substantial reduction in operations and activity.

Consulting fees. Consulting fees for the year ended January 31, 2004 was $21,278 representing a decrease of approximately 22% compared to consulting fees of $27,267 for the year ended January 31, 2003. The decrease in consulting fees is mainly due to reduced corporate activity during our transition to our new management team.

Interest expense. Interest expense for the year ended January 31, 2004 was $380 as compared to interest expense of $589 for the year ended January 31, 2003. The interest expense during the fiscal year ended January 31, 2004, is primarily from short-term overdraft fees.

Foreign Currency

The impact of foreign currency fluctuations between the U.S. dollar and the Canadian dollar are not material on us. We currently do not engage in any hedging activities intended to minimize the effect of currency fluctuations.

(b) Liquidity And Capital Resources

Financing Activities

During the year ended January 31, 2006, we completed:

•
a non-brokered private placement for 3,544,657 units at a price of CDN$1.40 per unit. Each unit consisted of one common share and one half of one share purchase warrant. One full warrant entitles the holders, on exercise, to purchase one additional common share of ours at a price of CDN$2.00 per warrant share at any time until the close of business on the day which is 18 months from the date of closing, provided that if the closing price of the our shares as traded on the Toronto Stock Exchange (the “Exchange”) is over CDN$2.50 per share for 20 consecutive trading days, the Warrants will terminate 30 days thereafter;

•
a non brokered private placement for 6,672,219 units at a price of CDN$0.90 per unit. Each unit consisted of one common share and one half of one share purchase warrant. One full warrant entitles the holders, on exercise, to purchase one additional common share of ours at a price of CDN$1.25 per warrant share at any time until the close of business on the day which is 30 months from the date of closing, provided that if the closing price of our shares as traded on the Exchange is over CDN$2.50 per share for 20 consecutive trading days, the warrants will terminate 30 days thereafter; and

•
a brokered private placement for 9,277,777 units at a price of CDN$0.90 per unit. Each unit consisted of one common share and one half of one share purchase warrant. One full warrant entitles the holders, on exercise, to purchase one additional common share of ours at a price of CDN$1.25 per warrant share at any time until the close of business on the day which is 30 months from the date of closing, provided that if the closing price of our shares as traded on the Exchange is over CDN$2.50 per share for 20 consecutive trading days, the warrants will terminate 30 days thereafter.

•
a non brokered private placement for 9,000,000 units at a price of CDN$0.55 per unit. Each unit consisted of one common share and one half of one share purchase warrant. One full warrant entitles the holders, on exercise, to purchase one additional common share of ours at a price of $0.70 per warrant share at any time until the close of business on the day which is 24 months from the date of closing, provided that if the closing price of the our shares as traded on the Exchange at or exceed $1.00 per share for 30 consecutive trading days, the Warrants will terminate 30 days thereafter;

In addition to the financings during the year ended January 31, 2006, we also issued:

•	5,700,628 shares pursuant to the exercise of 5,700,628, share purchase warrants for total proceeds of $3,296,143; and

•	1,795,852 shares pursuant to the exercise of stock options for total proceeds of $196,988.

During the year ended January 31, 2005, we issued:

•	5,277,574 share purchase warrants were exercised at exercise prices between CDN$0.10 - CDN$0.25 for proceeds of $828,554;

•	stock options in the amount of 1,088,400 were exercised at prices between CDN$0.08 - CDN$0.13 per share for proceeds of $81,383;

•	a private placement for 1,550,000 units at a price of CDN$0.80 per unit and a private placement for 1,250,000 units at a price of CDN$0.80 per unit for total proceeds of $1,733,984; and

•	subsequent to our year-end, a private placement for 9,000,000 units at CDN$0.55 per unit for net proceeds of $3,831,795 was completed of which $762,804 was deposited prior to January 31, 2005.

Year Ended January 31, 2006

Our operating activities used cash of $10,845,532 during the fiscal year ended January 31, 2006 as compared to using cash of $2,575,732 during the fiscal year ended January 31, 2004 and $303,515 in the fiscal year ended January 31, 2003. The cash used for operations during the fiscal year ended January 31, 2006 was primarily due to our loss of $15,929,537 and stock-based compensation paid of $3,523,324.

Cash used in investing activities was $203,143 the fiscal year ended January 31, 2006 as compared to using cash of $823,038 during the fiscal year ended January 31, 2004 and $248,805 in the fiscal year ended January 31, 2003. The cash used for investing activities during the fiscal year ended January 31, 2006 was primarily due to a payment of $1,000,000 made to Cliffs in connection with the acquisition of the Erie Plant and $10,343 for the purchase of office and computer equipment, less $807,200 of cash provided by cashing in the term deposit made during the fiscal year ended January 31, 2005. We anticipate continued near-term capital expenditures in connection periodic payments made in connection with the Erie Plant acquisition.

We generated cash of $22,209,231 in financing activities during the fiscal year ended January 31, 2006 as compared to generating cash of $3,414,090 during the fiscal year ended January 31, 2004 and $1,044,684 in the fiscal year ended January 31, 2003. . Cash from financing activities for the year ended January 31, 2006 was from the proceeds of four private placements, the exercise of options, and share purchase warrants. Cash from financing activities for the year ended January 31, 200 was from the proceeds of two private placements, the exercise of share purchase warrants and stock options, and proceeds from share subscriptions.

Total cash for the year ended January 31, 2006 increased by $11,160,556 for a balance of $11,671,427 compared to the year ended January 31, 2005 where cash increased $15,320 to a balance of $510,871. Management anticipates that additional sources of capital beyond those currently available to it will be required to continue to advance the NorthMet Project toward commencement of commercial production.

Substantially all cash and equivalents are held in Canadian currency.

As at January 31, 2006, we had working capital of $9,070,555 (2005 - $1,273,660) consisting primarily of cash $11,671,427 (2005 - $510,871). We will facilitate debt financing to Cliffs for the exercise of the Cliffs Option, for the current portion of $1,000,000 (2005 - $Nil) and the remaining balance of $1,420,515 long term (2005 - $Nil) from working capital.

As at January 31, 2006, we, in addition to its obligation to Cliffs as described herein, have obligations to issue shares under our Bonus Share Plan. We have received shareholder approval for the Bonus Shares of Milestones 1 - 4 and regulatory approval for Milestones 1 and 2. Milestones 3 and 4 are subject to regulatory approval, which will be sought when we are closer to completing these Milestones. To date 1,590,000 shares have been issued to achieve Milestone 1. The bonus shares allocated for Milestones 1 thru 4 are valued using our closing trading price on November 5, 2003 of CDN$0.19 per share, the date of the approval of the bonus plan by the board of directors.

As part of certain employment and management contracts, we have agreed to severance allowances for key employees and management in the event of a take-over bid. These allowances will be based upon our implied market capitalization at the time, calculated by multiplying the number of shares outstanding on a fully diluted basis by the take-over bid price per share. If the market capitalization is CDN$100 million, the total severance payment would be CDN$1,000,000 and would increase CDN$600,000 for every additional CDN$25 million of implied market capitalization, with no maximum.

As a result of the recent private placements as described above, our current available cash and working capital will be adequate to meet our current obligations, maintain our property lease, fund completion of our DFS, administrative costs, and payments to Cliffs for the next 12 months. To advance the NorthMet project further, additional funding will be required and there are no assurances that we will be able to complete the necessary financings or obtain a joint venture in order to carry out such further work. See Risk Factors.

As we are in the pre-feasibility stage, we do not have revenues from operations and, except for income from cash and cash equivalents, we rely on equity funding for our continuing financial liquidity. We will continue to evaluate alternative sources of capital to meet our cash requirements, including issuing additional equity securities and entering into other financing arrangements and we are hopeful that we will be successful in this regard. There can be no assurance, however, that we will be able to continue to raise funds, on terms favorable to us, in which case it may be unable to continue to advance the NorthMet project. Should we be unable to realize on its assets and discharge its liabilities in the normal course of business, the realizable value of its assets may be materially less than the amounts recorded on the balance sheets. We do not have any arrangements or commitments in place for any additional financing.

Debt

Pursuant to the Asset Purchase Agreement between Cliffs and our wholly owned subsidiary Poly Met Mining Inc., dated September 15, 2005, Poly Met Mining, Inc. signed a note payable to Cliffs in the amount of $2,400,000. The note is interest bearing at the annual simple rate of four percent (4%) and will be paid in ten quarterly installments equal to $250,000 for total repayment of $2,500,000 including interest. The first payment was made on March 31, 2006 and the note will mature on September 30, 2008. As at January 31, 2006, the outstanding long term debt was as follows:

Note payable	$2,400,000
Accrued interest	20,515
Total debt	2,420,515
Less current portion	(1,000,000)

Long term debt	$1,420,515

We anticipate using the funds recently acquired through equity financing transactions to meet our payment obligations under the promissory note held by Cliffs.

Pursuant to the Asset Purchase Agreement, we also agreed to indemnify Cliffs for the liability for final reclamation and closure of the Erie Plant and to assume these liabilities upon receipt of operating permits and approval by the DNR.

Federal, state and local laws and regulations concerning environmental protection affect our operations. Under current regulations, we are obligated to indemnify Cliff’s requirement to meet performance standards to minimize environmental impact from operations and to perform site restoration and other closure activities. Our provisions for future site closure and reclamation costs are based on known requirements. It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments. Our estimate of the present value of the obligation to reclaim the NorthMet Project is based upon existing reclamation standards as of January 31, 2006 and Canadian GAAP. Once we obtain our permit to mine the environmental and reclamation obligations will be direct liable to the governing bodies.

Our estimates are based upon a January 31, 2006 liability estimate of $12,444,478, an annual inflation rate of 3.80%, a discount rate of 9.00% and a mine life of 28.5 years, commencing in mid-2008 and a reclamation period of 3 years. Accretion of the liability until the commencement of commercial production will be capitalized to the NorthMet Project assets.

(c) Research and Development, Patents and Licenses, Etc.

Not applicable.

(d) Trend Information

Not applicable.

(e) Off-Balance Sheet Arrangements

Not applicable.

(f) Tabular Disclosure of Contractual Obligations

	Payments due Period
	Less than 1 Year	1 –3 Years	3 – 5 Years	More than 5 years
Note Payable[1]	$1,000,000	$1,500,000	$—	$—
Lease Obligations[2]	$—	$150,000 - 450,000	$150,000 - 450,000	$150,000 per annum

1
Pursuant to the Asset Purchase Agreement between Cliffs and our wholly owned subsidiary Poly Met Mining Inc., dated September 15, 2005, Poly Met Mining, Inc. signed a note payable to Cliffs in the amount of $2,400,000. The note is interest bearing at the annual simple rate of four percent (4%) and will be paid in quarterly installments equal to $250,000 for total repayment of $2,500,000.

2
By an agreement dated January 4, 1989 and a subsequent amendment, we entered into a lease agreement with US Steel on certain lands in St. Louis County, Minnesota. The current term of the lease is 20 years and calls for total lease payments of $1,475,000. All lease payments have been paid or accrued to January 31, 2005. The agreement requires future annual lease payments of $150,000 from January 4, 2006 to 2009.

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

During the year ended January 31, 2005, USX assigned the lease to RGGS Land & Minerals Ltd., L.P.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Each Director serves until the next annual general meeting or until his/her successor is duly elected, unless his/her office is vacated in accordance with our Certificate of Incorporation.

Vacancies on the Board of Directors are filled by election from nominees chosen by the remaining Directors and the persons filling those vacancies will hold office until the next Annual General Meeting, at which time they may be re-elected or replaced. (For more details on the process for nominating directors, see our Nominations Committee Charter, attached hereto as Exhibit 11.2.)

The following is a list of the names and ages of our directors and executive officers:

Name	Age	Position
William Murray	57	Director, President, and Chief Executive Officer
Douglas J. Newby	47	Chief Financial Officer
Graham Scott	59	Secretary
David Dreisinger	48	Director
W. Ian L. Forrest	68	Director, Chairman of the Board
George Molyviatis	43	Director
James Swearingen	62	Director

William Murray has served as our president and chief executive officer and as director since March 17, 2003. Mr. Murray is an engineer in the mining industry with 36 years of experience in construction management and project evaluation in North America and Africa. He became involved with our operations in March 2003 as a principal of Optimum Project Services Ltd., a consulting firm whose work with us led to technical improvements and large capital cost reductions on the NorthMet Project. Prior to that, Mr. Murray was employed by at Fluor Daniel, a large U.S. Engineering & Construction contractor, as the Director of New Business from October 1989 to April 1993. From September 1981 to May 1987, Mr. Murray was a Director of Project Services at Denison Mines where he participated in the construction of the $1.2 billion Quintette Coal project. From September 1970 to August 1981, Mr. Murray held a number of positions at Anglo American Corp in South Africa, principally in the Gold Division, where he eventually became the Chief Engineer. Mr. Murray is also a director of Baja Mining Corp and Kernow Resource Developments Ltd. Mr. Murray currently resides in Canada.

Douglas J. Newby has served as our Chief Financial Officer since Nov. 22, 2005. Mr. Newby has approximately 25 years of experience in the evaluation and financing of mining companies and projects around the world. Before coming to PolyMet, Mr. Newby served variously as a director, executive vice president, interim Chairman, president and chief executive officer Western Goldfields, Inc. a US-based gold mining company. Mr. Newby has also been President of Proteus Capital Corp., a corporate advisory firm that specializes in the natural resource industries, since July 2001. Mr. Newby served as Managing Director of Proteus Consultants Ltd. from January 1991 to July 2001 and Managing Partner of Moyes Newby & Co., Inc. from April 1994 to December 1998, both of which provided corporate advisory services primarily to the international energy and mining industries. Since January 2004, Mr. Newby has served as Vice-President of Cadence Resources Corporation, an oil and gas exploration and development company. Before forming Proteus Consultants Ltd., Mr. Newby held senior positions with the investment banking firms of S.G. Warburg & Co., Inc., Morgan Grenfell & Co., and James Capel & Co. His primary responsibility with us is to structure and arrange financing to place our NorthMet project into production.

Graham Scott has served as our Secretary since May, 2004. Mr. Scott is the Principal of Vector Corporate Finance Lawyers, a firm he founded in 2001. Vector practices securities law, primarily in the mining sector. In addition to us, Mr. Scott represents many Canadian public companies which are listed on the TSX and TSX Venture Exchanges, and clients in the corporate finance business. Mr. Scott has presented papers on securities and mining law matters and has chaired many legal and industry conferences.  Mr. Scott is listed in the inaugural edition of “The Best Lawyers in Canada” and in the “International Who’s Who of Mining Lawyers.”

Dr. David Dreisinger has served as a member of our board of directors since October 3, 2003. Dr. Dreisinger also serves on our audit, compensation, and corporate governance committees. Dr. Dreisinger is currently a member of the faculty at the University of British Columbia in the Department or Metal and Material Engineering. He has published over 100 papers and has been extensively involved as a process consultant in industrial research programs with metallurgical companies. Dr. Dreisinger has participated in 11 U.S. patents for work in areas such as pressure leaching, ion exchange removal of impurities from process solutions, use of thiosulfate as an alternative to cyanide in gold leaching, and leach-electrolysis treatment of copper recovery from sulfide ores and the Sepon Copper Process for copper recovery from sulfidic-clayey ores. He will work closely with our feasibility consultant to design and complete all aspects of the testwork.

W. Ian L. Forrest has served as a director of our board since October 3, 2003. Mr. Forrest also serves on our audit, compensation, and corporate governance committees. Mr. Forrest is a member of the Institute of Chartered Accountants of Scotland and continues to practice as a public accountant in Geneva, Switzerland. Mr. Forrest has 30 years of experience with public companies in the resource sector. His experience encompasses the areas of promotion, financing, exploration, production and company management. He has also participated in several notable projects including Gulfstream's North Dome gas discovery, Qatar, Reunion Mining's Scorpion zinc, Namibia, which was subsequently developed by Anglo American, and Ocean Diamond Mining which pioneered the independent diamond dredging industry off the west coast of southern Africa. He also serves as a director on the boards two Canadian public companies, Caledonian Mining Corporation and Mengold Resources Inc. Having played an important role in the revival of PolyMet Mining Corporation in 2003, he was appointed Chairman in May 2004. Mr. Forrest currently resides in Switzerland.

George Molyviatis has served as a member of our board of directors since March 17, 2003. Mr. Molyviatis also serves on our audit and compensation committees. Mr. Molyviatis has approximately twenty years experience as an investment banker and businessman. He started his career with BNP Paribas in Geneva in 1986 where held increasingly senior positions, ultimately becoming a Senior Vice-President. In 1994 he joined the Credit Suisse group as a Senior Vice-President and left in 1996 to join Pegasus Securities, S.A., a Greek investment bank that he ran until 1999, when it was sold. Since then Mr. Molyviatis has been a private investor in several natural resource companies and owns several large forestry and timber processing facilities in Georgia and Russia. Mr. Molyviatis currently resides in Greece.

James Swearingen has served as a member of our board of directors since January 14, 2005. Mr. Swearingen formerly managed the largest mining operation in North America, US Steel's Minntac mine and plant along Minnesota's Mesabi Iron Range, serving as General Manager of Minnesota Ore Operations. He currently serves as co-chair of the Governor's Committee on Minnesota's Mining Future. Mr. Swearingen is also active with other groups that bring new technology to northeastern Minnesota to develop non-ferrous mines and new, value added, projects in steel making. He is also an active advisor to the University of Minnesota's Natural Resources Research Institute based in Duluth, Minnesota. Mr. Swearington resides in the United States.

B.  Statement of Executive Compensation

During the fiscal year ended January 31, 2006, the Company had two Named Executive Officers (for the purposes of applicable securities legislation), namely:

(a)	William Murray, the President and Chief Executive Officer;
(b)	Douglas Newby, Chief Financial Officer

The following table sets forth, for the periods indicated, the compensation of the Named Executive Officers.

		Annual Compensation			Long Term Compensation
					Awards		Payouts
NEO Name and Principal Position	Year (1)	Salary ($) (US$)	Bonus ($) (US$)	Other Annual Compen- sation ($)(3)	Securities Under Options/ SARs granted (#)	Shares or Units subject to Resale Restrictions ($)(2)	LTIP payouts ($)	All Other Compen- sation ($)(4)
William Murray, President & CEO	2004 2005 2006	$52,388 $141,270(6) $129,480(7)	Nil $93,519(8) Nil	Nil Nil Nil	656,600 100,000 300,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Douglas Newby, CFO(5)	2004 2005 2006	N/A N/A $18,750	N/A N/A Nil	N/A N/A Nil	N/A N/A 350,000(9)	N/A N/A Nil	N/A N/A Nil	N/A N/A Nil
Terese Gieselman, Former CFO(5)	2004 2005 2006	$5,820 $12,781 $21,703	Nil Nil Nil	Nil Nil Nil	60,000 80,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)	February 1 to January 31.
(2)
Includes the dollar value (net of consideration paid by the NEO) calculated by multiplying the closing market price of the Company’s freely trading shares on the date of grant by the number of stock or stock units awarded.

(3)
Perquisites and other personal benefits, securities or property for the most three most recently completed financial years do not exceed the lesser of CDN $50,000 and 10% of the total annual salary and bonus.

(4)
Including, but not limited to, amount paid, payable or accrued upon resignation, retirement or other termination of employment or change in control and insurance premiums with respect to term life insurance.

(5)	On November 14, 2005 Terese Gieselman was replaced as the Company’s CFO by Douglas Newby.
(6)
Comprising of management fees payable to Group 4 Ventures Ltd. (“Group 4”), a non-reporting company owned by William Murray in the amount of CDN $11,000 per month for the period February 1, 2005 to September 30, 2005 and thereafter at a rate of CDN $17,000 per month and management fees paid to William Murray in the amount of CDN $5,000 per month, commencing February 1, 2005.

(7)	Comprising of management fees payable to Group 4 in the amount of CDN $17,000 per month and management fees paid to William Murray in the amount of CDN $5,000 per month.
(8)
Pursuant to the Bonus Share Incentive Plan (as summarized below), 600,000 common shares were accrued at a deemed price of (CDN) $0.19 per share.  By treasury order dated March 8, 2005 and amended March 23, 2005, the shares were issued to Group 4.

(9)	250,000 of these options are held in the name of Proteus Capital Corp. a non-reporting company owned by Douglas Newby.

Option/SAR Grants During the Most Recently Completed Financial Year

Name	Securities Under Options/ SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year(1)	Exercise or Base Price (CDN$/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant (CDN$/Security)	Expiration Date
T. Gieselman	40,000 80,000	1.12% 2.23%	$0.65 $1.36	$0.65 $1.75	March 30/2010 Sept. 19/2010
W. Murray	300,000	8.38%	$1.36	$1.75	Sept. 19/2010
D. Newby	40,000 210,000 100,000	1.12% 5.87% 2.79%	$0.94 $1.36 $1.15	$0.95 $1.75 $1.43	June 15/2010 Sept. 19/2010 Dec. 5/2010

(1)	Reflected as a percentage of the total number of options to purchase common shares granted (3,580,000) during the Financial Period.

Aggregate Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values”

NEO Name	Securities Acquired on Exercise	Aggregate Value Realized (CDN $)(2)	Unexercised Options/SARs at Jan. 31, 2006 (#) Exercisable/ Unexercisable	Value of Unexercised in-the-money(1) Options/SARs at Jan. 31, 2006 ($) Exercisable/ Unexercisable
T. Gieselman	60,000	$39,950	120,000/0	$194,000/0
W. Murray	656,600	$1,674,330	700,000/0	$1,405,000/0

(1)
"In-the-money" means the excess of the market value of the common shares of the Company on January 31, 2006 ($2.74), over the base price of the options.  In the case of Ms. Gieselman, the base price was $0.40 with respect to 60,000 options.  In the case of Mr. Murray, the base price was $0.10 with respect to 656,600 options.

(2)	"Aggregate Value Realized" means the excess of the market value at exercise.

Pension Plan

The Company does not have a pension plan.

Compensation of Directors

During the Financial Period, no compensation was paid or is payable by the Company to the directors of the Company, other than the Named Executive Officers (the “Other Directors”), or the Company’s subsidiaries, if any, for their services:

(a)	in their capacity as directors, including any amounts payable for committee participation or special assignments pursuant to any standard or other arrangements; or
(b)	as consultants or experts.

The Company has no pension plan or other arrangement for non-cash compensation to the Other Directors, except as follows:

Name of Director	Consulting Fees
George Molyviatis	CDN $46,799 (1)
W. Ian L. Forrest	CDN $46,799 (1)
David Dreisinger	CDN $36,779 (2)

(1)
Pursuant to the Bonus Plan (as summarized below), 300,000 common shares were accrued at January 31, 2005 to Messrs. Molyviatis and Forrest at a deemed price of $0.19 per share.  The Shares were issued on March 15, 2005.  See Other Remuneration.

(2)	Consulting Fees paid in connection with the Company’s NorthMet Project

During the most recently completed financial year (February 1, 2005 to January 31, 2006) (the "Financial Period"), the Company granted the following incentive stock options to its Other Directors and insiders:

Name of Optionee	Date of Grant	No. of Shares	Exercise Price Per Share	Expiry Date
James Swearingen	March 30, 2005	350,000	CDN $0.65	March 30, 2010
Ian Forrest	Sept. 19, 2005	150,000	CDN $1.36	Sept. 19, 2010
David Dreisinger	Sept. 19, 2005	150,000	CDN $1.36	Sept. 19, 2010
James Swearingen	Sept. 19, 2005	150,000	CDN $1.36	Sept. 19, 2010
George Molyviatis	Sept. 19, 2005	150,000	CDN $1.36	Sept. 19, 2010

Reference is made to the section captioned "Election of Directors" for further details with respect to the present positions of the aforesaid persons and number of shares held in the Company.

The following are particulars of incentive stock options exercised by the Other Directors and insiders of the Company during the Financial Period:

No. of Shares	Exercise Price Per Share	Date of Exercise	Closing Price per Share on Exercise Date	Aggregate Net Value (1)
328,200	CDN $0.10	Sept. 8, 2005	CDN $1.32	CDN $400,404
150,000	CDN $0.13	Sept. 8, 2005	CDN $1.32	CDN $178,500
200,000	CDN $0.13	Jan. 27, 2006	CDN $2.65	CDN $504,000

(1)	Aggregate net value represents the market value at exercise less the exercise price at the date of exercise.

We have a formalized stock option plan for the granting of incentive stock options to the employees, officers, and directors. The purpose of granting such options is to assist in compensating, attracting, retaining, and motivating out directors and to closely align the personal interests of such persons to that of the shareholders. (For further details of the plan, see Exhibit 4.1.)

Summary of Bonus Plan

On November 5, 2003, we adopted a bonus share incentive plan (the “Bonus Plan”) for our directors and key employees. The Bonus Plan was initially approved at our Annual General and Special Meeting held on May 28, 2004. Thereafter the Bonus Plan was submitted in a revised form in response to comments received from the TSX-VE and approved thereafter by our shareholders at their Extraordinary General Meeting held on November 4, 2004.

The issuance of bonus shares is seen to be a true incentive to key members of the management team as opposed to the granting of more conventional stock options. If the milestones are not accomplished, the bonus shares are not granted.

We have determined to limit the aggregate number of shares that may be issued under the Bonus Plan and our incentive stock option plan to not more than 20% of our issued shares from time to time. Accordingly, we received approval for the issuance of up to a total of 2,890,000 shares of our common stock with respect to Milestones 1 and 2 as per the following:

Milestone 1: Execution of an option agreement with Cleveland Cliffs for the use or purchase of what is referred to as the Cliffs-Erie Facility. This consists of real property located near Hoyt Lakes, Minnesota (the “Erie Site”), on which are located various ore processing facilities formerly operating by LTV Steel Mining Company as part of that company’s taconite mining and processing operations (the “Property”). The Property will be used to process mineral products from our NorthMet property, in nearby Babbitt, Minnesota. This Milestone was negotiated in September 2003 and a final agreement was signed in February 2004. Accordingly, the number of shares issuable was 1,590,000 shares of which 1,500,000 were issued to the following directors on March 15, 2005:

Name of Director	No. of Common Shares
William Murray	600,000
P. Terry O’Kane	300,000
George Molyviatis	300,000
W. Ian L. Forrest	300,000

Milestone 2: Negotiation and completion of an off-take agreement with one or more senior metals producers for the purchase of the nickel hydroxide concentrate produced from the NorthMet Property, and/or an equity investment in us by such a producer or producers.

Upon achievement of the Milestone, 1,300,000 shares will be issued, of which 900,000 have been designated to the following directors:

Name of Director	No. of Common Shares
William Murray	300,000
James Swearingen	150,000
George Molyviatis	150,000
W. Ian L. Forrest	150,000
David Dreisinger	150,000

and an additional 400,000 shares will be issued to certain Key Employees as more fully set forth below:

Name of Employee	No. of Common Shares
Douglas Newby	100,000
Gaston Reymenants	125,000
Warren Hudelson	50,000
Jim Scott	125,000
TOTAL	400,000

Gaston Reymenants has been retained as a specialist in metal sales to assist with off-take negotiations and project financing.

Warren Hudelson is a director of our U.S. Subsidiary, Poly Met Mining, Inc. and will be involved in the permitting process.

Jim Scott is responsible for the permitting process and involved in the project environmental statement.

Don Hunter is the project manager for the NorthMet Project and responsible for the overall completion of the bankable feasibility study.

As at the date of this Annual Report the Bonus Shares under Milestone 2 have been allotted but have not been earned or issued.

We received approval of Milestones 3 and 4 of the Bonus Plan at our Annual and Special Meeting held on June 24, 2005 which provides for the issuance of up to a total of 5,990,000 shares as outlined below:

Milestone 3: Completion of a bankable feasibility study which indicates that production from the NorthMet Property is commercially feasible.

Upon the achievement of Milestone 3, 1,500,000 shares will be issued as follows:

Name of Director	No. of Common Shares
William Murray	500,000
George Molyviatis	250,000
James Swearingen	250,000
W. Ian L. Forrest	250,000
Dave Dreisinger	250,000
TOTAL	1,500,000

and an additional 850,000 shares will be issued to certain Key Employees as more fully set forth below:

Name of Employee	No. of Common Shares
Douglas Newby	200,000
Gaston Reymenants	200,000
Warren Hudelson	125,000
Jim Scott	125,000
Don Hunter	200,000
TOTAL	850,000

Gaston Reymenants has been retained as a specialist in metal sales to assist with off-take negotiations and project financing.

Warren Hudelson is a director of our U.S. Subsidiary, Poly Met Mining, Inc. and will be involved in the permitting process.

Jim Scott is responsible for the permitting process and involved in the project environmental statement.

Don Hunter is the project manager for the NorthMet Project and responsible for the overall completion of the bankable feasibility study.

Milestone 4: Commencement of Commercial Production of the NorthMet Property.

Upon the achievement of Milestone 4, 2,400,000 shares will be issued to the Directors as follows:

Name of Director	No. of Common Shares
William Murray	800,000
George Molyviatis	400,000
James Swearingen	400,000
W. Ian L. Forrest	400,000
Dave Dreisinger	400,000
TOTAL	2,400,000

and an additional 1,240,000 shares will be issued to certain Key Employees as follows:

Name of Employee	No. of Common Shares
Gaston Reymenants	400,000
Warren Hudelson	240,000
Jim Scott	200,000
Don Hunter	400,000
TOTAL	1,240,000

As of the date of this Annual Report the Bonus Shares under Milestone 3 and 4 have been allotted but have not been earned or issued.

We have a formalized stock option plan for the granting of incentive stock options to the employees, officers, and directors. The purpose of granting such options is to assist in compensating, attracting, retaining and motivating our directors and to closely align the personal interests of such persons to that of the shareholders.

C.  Board Practices

Term

All of our directors hold office until the next annual meeting of shareholders and until their successors have been elected and qualified. Our officers are elected by the shareholders at each annual meeting of shareholders and hold office until death, resignation, removal from office, or upon a successor having been elected. For the periods each person has served in his respective office, see Item 6(A) Directors and Senior Management.

Employment Agreements

Under an employment agreement between us and Mr. William Murray, dated March 17, 2004, Mr. Murray has the right to receive a severance allowance in the event of a take-over bid as defined in Section 13 of the Securities Act (British Columbia), and where the rule requires that the offeror take up and pay for more than 50% of our issued shares. The severance allowance will be based on our implied market capitalization under the take-over-bid, calculated by multiplying the price actually paid under the take-over bid by the number our common shares issued on a fully diluted basis at the time of the take-over bid (the “Severance Allowance”) to be calculated as follows:

(a)	if the implied market capitalization is at least CDN$50,000,000 but less than CDN$75,000,000, Mr. Murray will receive a Severance Allowance of CDN$200,000;
(b)	if the implied market capitalization is at least CDN$75,000,000 but less than CDN$100,000,000, Mr. Murray will receive a Severance Allowance of CDN$400,000; and thereafter;
(c)	for every increase in the implied market capitalization of CDN$25,000,000, the Severance Allowance will increase by an additional CDN$400,000.

Notwithstanding the aforementioned provisions, if we terminate the employment agreement with Mr. Murray for any reason other than cause, under the terms of the agreement, Mr. Murray will be entitled to receive 200% of all compensation to be paid for the remaining balance of the term of the agreement which expired on March 17, 2006.

Under an employment agreement between us and Mr. Douglas Newby, dated November 22, 2005, Mr. Newby has the right to receive a severance allowance in the event of a take-over bid as defined in Section 13 of the Securities Act (British Columbia), and where the rule requires that the offeror take up and pay for more than 50% of our issued shares. The severance allowance will be based on our implied market capitalization under the take-over-bid, calculated by multiplying the price actually paid under the take-over bid by the number our common shares issued on a fully diluted basis at the time of the take-over bid (the “Severance Allowance”) to be calculated as follows:

(a)	if the implied market capitalization is at least CDN$50,000,000 but less than CDN$75,000,000, Mr. Newby will receive a Severance Allowance of CDN$50,000;
(b)	if the implied market capitalization is at least CDN$75,000,000 but less than CDN$100,000,000, Mr. Newby will receive a Severance Allowance of CDN$100,000; and thereafter;
(c)	for every increase in the implied market capitalization of CDN$25,000,000, the Severance Allowance will increase by an additional CDN$100,000.

Audit Committee

Our audit committee consists of George Molyviatis, W. Ian L. Forrest, and David Dreisinger, all of whom are independent under AMEX guidelines. The audit committee oversees our audit procedures, reviews the audited and unaudited financial statements and disclosures, oversees our internal systems of accounting and management controls, makes recommendations to our board of directors as to the selection and appointment of our auditors, and ensures an open outlet to protect individuals who report concerns from retaliatory action. Our Audit Committee Charter is attached as Appendix 1 of the attached Exhibit 12.1.

Compensation Committee

The Compensation Committee, consisting of George Molyviatis, W. Ian L. Forrest, and David Dreisinger, recommends to the board, compensation levels of our executive officers. See “Report on Executive Compensation” below for further details.

Report on Executive Compensation

As part of its responsibilities, the compensation committee reviews our overall compensation plan and the policies to ensure they are consistent with our goals of attracting and retaining the best available personnel, align employees’ interests with ours, and suitably pay for performance. In establishing remuneration levels and in granting stock options, the compensation committee evaluates an executive’s performance, level of expertise, responsibilities, length of service with us, and comparable levels of remuneration paid to executives of other companies of comparable size and development within the industry.

Statement of Corporate Governance Practices

Corporate governance relates to the activities of the board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the board and who are charged with managing our day-to-day business. Our board is committed to sound corporate governance practices, which are in the interests of our shareholders and contribute to effective and efficient decision-making. As a Tier 1 company listed on the TSX-V, we are required to comply with the guidelines for improved corporate governance in Canada as adopted by the TSX (the “Exchange Guidelines”). Our approach to corporate governance in the context of 14 specific Exchange Guidelines is set out in the attached Exhibit 11.2.

D. Employees

As of January 31, 2006 we had two full-time employees, our president and chief executive officer and an office manager, both located in our Vancouver office. None of our employees are covered by a collective bargaining agreement.

During the fiscal year ended January 31, 2006, we employed an average of ten consultants working out of our Vancouver and Minnesota offices.

E. Share Ownership

For the shareholdings of our directors and executive officers see Item 7(A).

We have two arrangements by which we encourage our employees to acquire ownership interests in us: (1) the Stock Option Plan, and (2) the Bonus Share Plan. For a description, see footnote 1, under Item 6B.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth, as of July 21, 2006, certain information regarding the ownership of our voting securities by each stockholder known to our management to be (i) the beneficial owner of more than 5% of our outstanding common stock, (ii) our directors, (iii) our current executive officers identified under Item 6(A), and (iv) all executive officers and directors as a group. We believe that, except as otherwise indicated, the beneficial owners of the common stock listed below, based on information furnished by such owners, have sole investment and voting power with respect to such shares.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership	Percent of Outstanding Shares of Common Stock
William Murray (2)	2,452,276	2.1%

Douglas J. Newby (3)	850,000	*

Graham Scott (4)	75,000	*

David Dreisinger (5)	890,700	*

W. Ian L. Forrest (6)	2,855,680	2.4%

George Molyviatis (7)	8,335.020	7.1%

James Swearingen (8)	660,900	*

All executive officers and directors as a group (7 persons) (9)	16,120,476	13.3%

5% or more shareholders:

Cleveland-Cliffs, Inc. (10)	7,200,547	6.2%
1100 Superior Avenue Cleveland, OH 44114-2589

*	Less than 1%.

1.	The address of each person, unless otherwise noted, is c/o PolyMet Mining Corp., Suite 2350-1177 West Hastings Street, Vancouver, British Columbia V6E2K3.

2.
Includes 300,000 shares of common stock issuable upon exercise of currently exercisable options, at an exercise price of CDN$0.13 per share set to expire on October 3, 2008, 100,000 shares of common stock issuable upon exercise of currently exercisable options, at an exercise price of CDN$0.66 per share set to expire on July 5, 2009, 300,000 shares of common stock issuable upon exercise of currently exercisable options, at an exercise price of CDN$1.36 per share set to expire on September 19, 2010, and 450,000 shares of common stock issuable upon exercise of currently exercisable options, at an exercise price of CDN$2.76 per share set to expire on March 20, 2011. Mr. Murray directly owns 815,000 shares and has voting and dispositive control over 487,176 shares owned in the name of Group 4 Ventures of which he is the sole stockholder.

3.
Includes 100,000 shares of common stock issuable upon exercise of currently exercisable options, at an exercise price of CDN$1.15 per share set to expire on December 5, 2010, 500,000 shares of common stock issuable upon exercise of currently exercisable options, at an exercise price of CDN$2.76 per share set to expire on July 5, 2009 held in Mr. Newby’s name; and 40,000 shares of common stock issuable upon exercise of currently exercisable options, at an exercise price of CDN$0.94 per share set to expire on June 15, 2010, and 210,000 shares of common stock issuable upon exercise of currently exercisable options, at an exercise price of CDN$1.36 per share set to expire on March 20, 2011 held in the name of Proteus Capital Corp. of which he is the President and controlling shareholder.

4.	Includes 75,000 shares of common stock held by Vector Corporate Financial Law Partners of which Graham Scott is a partner.

5.
Includes 300,000 shares of common stock issuable upon exercise of currently exercisable options, at an exercise price of CDN$0.66 per share set to expire on July 5, 2009, 150,000 shares of common stock issuable upon exercise of currently exercisable options, at an exercise price of CDN$1.36 per share set to expire on September 19, 2010, and 250,000 shares of common stock issuable upon exercise of currently exercisable options, at an exercise price of CDN$2.76 per share set to expire on March 20, 2011. Dr. Dreisinger directly owns 190,700 shares.

6.
Includes 328,300 shares of common stock issuable upon exercise of currently exercisable options, at an exercise price of CDN$0.10 per share set to expire on July 18, 2008, 150,000 shares of common stock issuable upon exercise of currently exercisable options, at an exercise price of CDN$0.13 per share set to expire on October 3, 2008, 350,000 shares of common stock issuable upon exercise of currently exercisable options, at an exercise price of CDN$0.66 per share set to expire on July 5, 2009, 150,000 shares of common stock issuable upon exercise of currently exercisable options, at an exercise price of CDN$1.36 per share set to expire on September 19, 2010, and 250,000 shares of common stock issuable upon exercise of currently exercisable options, at an exercise price of CDN$2.76 per share set to expire on March 20, 2011. Mr. Forrest has voting and dispositive control with respect to 300,000 shares owned in the name of Micor Trading SA of which he is a director, 375,000 shares owned in the name of Panares Resources Inc. of which he is a director, and Catherine L Forrest, Mr. Forrest’s wife, directly owns 952,380 shares.

7.
Includes 100 shares of common stock issuable upon exercise of currently exercisable options, at an exercise price of CDN$0.10 per share set to expire on July 18, 2008, 150,000 shares of common stock issuable upon exercise of currently exercisable options, at an exercise price of CDN$1.36 per share set to expire on September 19, 2010, and 250,000 shares of common stock issuable upon exercise of currently exercisable options, at an exercise price of CDN$2.76 per share set to expire on March 20, 2011. Mr. Molyviatis directly owns 7,934,920 shares.

8.
Includes 150,000 shares of common stock issuable upon exercise of currently exercisable options, at an exercise price of CDN$0.65 per share set to expire on October 3, 2008, 150,000 shares of common stock issuable upon exercise of currently exercisable options, at an exercise price of CDN$1.36 per share set to expire on September 19, 2010, and 250,000 shares of common stock issuable upon exercise of currently exercisable options, at an exercise price of CDN$2.76 per share set to expire on March 20, 2011. Mr. Swearingen directly owns 110,000 shares and Sandra J. Swearingen, Mr. Swearingen’s wife, directly owns 900 shares.

9.	Includes 4,878,400 shares of common stock issuable upon exercise of currently exercisable options.

10.	This shareholder held no shares as of January 31, 2004, 1,000,000 shares as of January 31, 2005, and 7,200,547 as of January 31, 2006.

Our shareholders who beneficially owns more than 5% of our common stock outstanding does not have voting rights different from any other shareholders of common stock.

As of July 21, 2006, there were 351 holders of record of our common shares of which 262 were U.S. residents owning 30,391,875 (26.1%) of our outstanding shares.

B. Related Party Transactions

We have conducted transactions with officers, directors and persons or companies related to directors as follows:

	2006	2005	2004
Management fees paid to a company controlled
by the president [1]	$129,480	$141,270	$52,388
Consulting fees paid to our officers, directors and
companies controlled by our directors [2]	327,110	336,448	—
Legal fees paid to an officer [3]	84,089	59,700	—
Office facilities charges paid to a director [4]	39,604	23,070	—
	$580,283	$560,488	$52,388

1. $129,480 paid to Group 4 Ventures, a company controlled by William Murray for management services rendered.

2. $8,837 to Dreisinger Consulting of which David Dreisinger is the controlling shareholder; $48,694 to Minco Corporate Management of which Terese J.Gieselman, the former CFO, is the controlling shareholder; $120,359 to Proteus Capital Corp. of which Douglas Newby is the controlling shareholder; and $7,595 to William Murray.

3. $58,531 to Vector Corporate Finance of which Graham Scott is a partner.

4. Paid to Panares Resources Inc., of which W. Ian L. Forest is a director.

Note: The amounts charged to us for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value, which is the amount of consideration established and agreed to by the related parties.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 17.

Legal Proceedings

None.

Dividend Policy

Since its incorporation, we have not declared or paid, and have no present intention to declare or to pay in the foreseeable future, any cash dividends with respect to our common shares. Earnings will be retained to finance further growth and development of our business. However, if the board of directors declares dividends, all common shares will participate equally, and, in the event of liquidation, in our net assets.

B. Significant Changes

Subsequent to January 31, 2006:

On April 10, 2006, we provided notice to the outstanding warrants holders of approximately 9.7 million warrants that had not already been exercised at prices between CDN$1.25 and CDN$2.00 that the accelerated expiry provision of their warrants was effectively triggered and all unexercised warrants as at the close of business on May 10, 2006 will have been deemed cancelled. During April and May, we received CDN$10,804,875 upon exercise of these warrants.

In March 2006, we completed our evaluation and compilation of the assay results from its 2005, diamond drilling program on the NorthMet Project. The data has been integrated into a resource model, which will contribute to the Definitive Feasibility Study (“DFS”) scheduled for completion by the end of September 2006;

We issued: 9,445,168 common shares pursuant to the exercise of share purchase warrants at a prices between CDN$0.20 and CDN$2.00 per share, and 1,045,000 common shares pursuant to the exercise of stock options at prices ranging from CDN$0.10 to CDN$1.36; and

We granted 3,200,000 stock options to directors, officers, consultants, and employees at an exercise price of CDN$2.76.

ITEM 9. THE OFFER AND LISTING

A. The Offer and Listing Details

The following table outlines the annual high and low market prices for the five most recent fiscal years:

	Toronto Stock Exchange		Over-the-Counter Bulletin Board
Fiscal Year Ended	High	Low	High	Low
January 31, 2006	CDN$2.74	CDN$0.51	US$2.42	US$0.42
January 31, 2005	CDN$1.20	CDN$0.27	US$0.90	US$0.20
January 31, 2004	CDN$0.30	CDN$0.05	US$0.30	US$0.04
January 31, 2003	CDN$0.80	CDN$0.04	US$0.22	US$0.02
January 31, 2002	CDN$0.75	CDN$0.10	US$0.50	US$0.05

The following table outlines the high and low market prices for each fiscal financial quarter for the two most recent fiscal periods and any subsequent period:

	Toronto Stock Exchange		Over-the-Counter Bulletin Board
Fiscal Quarter Ended	High	Low	High	Low
July 31, 2006[1]	CDN$5.34	CDN$2.58	US$4.85	US$2.30
April 30, 2006	CDN$4.00	CDN$2.29	US$3.56	US$2.00
January 31, 2005	CDN$2.74	CDN$1.31	US$2.42	US$1.12
October 31, 2004	CDN$1.91	CDN$0.87	US$1.62	US$0.72
July 31, 2004	CDN$1.03	CDN$0.82	US$0.85	US$0.65
April 30, 2005	CDN$0.85	CDN$0.51	US$0.68	US$0.42
January 31, 2005	CDN$0.73	CDN$0.51	US$0.61	US$0.41
October 31, 2004	CDN$0.92	CDN$0.66	US$0.71	US$0.50
July 31, 2004	CDN$0.98	CDN$0.64	US$0.72	US$0.48
April 30, 2004	CDN$1.20	CDN$0.27	US$0.90	US$0.20

The following table outlines the high and low market prices for each of the most recent six months:

	Toronto Stock Exchange		Over-the-Counter Bulletin Board[2]
Fiscal Quarter Ended	High	Low	High	Low
June 30, 2006	CDN$4.24	CDN$2.58	US$3.85	US$2.30
May 31, 2006	CDN$5.34	CDN$3.60	US$4.85	US$2.86
April 30, 2006	CDN$4.00	CDN$3.01	US$3.56	US$2.54
March 31, 2006	CDN$3.14	CDN$2.35	US$2.67	US$2.03
February 28, 2006	CDN$2.78	CDN$2.29	US$2.45	US$2.00
January 31, 2006	CDN$2.74	CDN$1.68	US$2.42	US$1.38

1. May 1, 2006 through July 20, 2006.

2. On June 26, 2006, we began trading on the American Stock Exchange.

C. Markets

In April 1984, our common shares commenced trading on the TSX Venture Exchange in British Columbia, Canada under the symbol "POM.” In August 2000, our common shares began trading on the OTCBB under the symbol “POMGF.” On June 26, 2006, our common shares commenced trading on the American Stock Exchange under the symbol “PLM.”

ITEM 10. ADDITIONAL INFORMATION

B. Memorandum and Articles of Association

Incorporation

We incorporated under the name Fleck Resources Ltd. pursuant to the Corporation Act (British Columbia) by registration of its memorandum in British Columbia, Canada, under Certificate of Incorporation #BC0228310 on March 4, 1981. We changed our name to PolyMet Mining Corp. on June 10, 1998. We do not have any stated “objects” or “purposes” as such are not required by the corporate laws of the Province of British Columbia. Rather, we are, by such corporate laws, entitled to carry on any activities whatsoever that are not specifically precluded by other statutory provisions of the Province of British Columbia.

Powers and Functions of the Directors

The powers and functions of the directors are set forth in our Articles, the current version of which were adopted on October 6, 2004, and in the Business Corporations Act (British Columbia). They provide that:

(a)
a director who holds office or possesses any property, right, or interest that could result, directly or indirectly, in the creation of a duty of interest that materially conflicts with his duty or interest as a director must disclose the nature and extent of the conflict and abstain from voting on the approval of the proposed contract or transaction, unless all the directors have a disclosable interest, in which case the director may vote on such resolution, and moreover, may be liable to account to us for any profit that accrued under such an interest contract or transaction;

(b)
a director is not deemed to be interested in a proposed contract or transaction merely because it relates to the remuneration of a director in that capacity. The directors may, in the absence of an independent quorum, vote compensation to themselves;

(c)	there are no specific limitations on the exercise by the directors of our borrowing powers;

(d)	there are no provisions for the retirement or non-retirement of directors under an age limit; and

(e)	there is no requirement for a director to hold any shares in us.

Rights and Restrictions Attached to the Shares

As all of our authorized and issued shares are of one class of common shares, there are no special rights or restrictions of any nature or kind attached to any of the shares, including any dividend rights. All authorized and issued shares rank equally in respect to the declaration and receipt of dividends and rights to share in any profits or surplus upon our liquidation, dissolution or winding-up. Each share has attached to it one non-cumulative vote. Shareholders are not liable to further capital calls made by us. There is no specific sinking fund provision or any provision discriminating against any existing or prospective holder of shares as a result of such shareholder owning a substantial number of shares.

Alteration of Share Rights

The rights of holders of our issued common shares may be altered by special resolution, which requires the approval of the holders of two-thirds or more of the votes cast at a meeting of our shareholders called and held in accordance with applicable law.

Annual General Meetings

Annual General Meetings are called and scheduled upon decision by the Board of Directors. Pursuant to the Business Corporations Act (British Columbia), we are required to hold an annual meeting in each year, not more than 15 months after the date of the most recent annual meeting. The directors may call a meeting of the shareholders whenever they see fit. All meetings of the shareholders may be attended by registered shareholders or persons who hold powers of attorney or proxies given to them by registered shareholders.

Foreign Ownership Limitations

Our Articles and charter documents do not contain limitations prohibiting non-residents, foreigners or any other group from holding or voting shares.

Change of Control

There are no provisions in our Articles or charter documents that currently have the effect of delaying, deferring or preventing a change in the control in us, or that would operate with respect to any proposed merger, acquisition or corporate restructuring involving us or any of our subsidiaries.

Share Ownership Reporting Obligations

There are no provisions in our Articles requiring share ownership to be disclosed.

Securities legislation in Canada requires that shareholder ownership must be disclosed once a person owns beneficially or has control or direction over greater than 10% of the issued shares of a corporation, such as us. This threshold is higher than the 5% threshold under U.S. securities legislation at which shareholders must report their share ownership.

C.  Material Contracts

Cleveland Cliffs Option, Minnesota, U.S.A.

For a complete description on the acquisition of the Erie Plan, see Item 4(D)(c)(ii).

D. Exchange Controls

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting remittance of interest, dividends or other payments to non-resident holders of common shares of the Corporation. Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (5% if the shareholder is a company owning at least 10% of the outstanding common shares) pursuant to the reciprocal tax treaty between Canada and the United States. See the section of this Form 20-F entitled “Taxation.”

Except as provided in the Investment Canada Act (the “ICA”), which has provisions which govern the acquisition of a control block of voting shares by a person who is not a Canadian resident (a “non-Canadian”) of a company carrying on a Canadian business, there are no limitations specific to the rights of non-Canadians to hold or vote the common shares under the laws of Canada or the Province of British Columbia or in the charter documents of the Corporation.

E. Taxation

The following summary of the material Canadian federal income tax considerations generally applicable to our common shares reflects our opinion. The tax consequences to any particular holder of common shares will vary according to the status of that holder as an individual, trust, corporation, or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder’s particular circumstances. This summary is applicable only to holders who are residents of the United States, have never been a resident of Canada, deal at arm’s length with us, hold their common shares as capital property, and who will not use or hold the common shares in carrying on business in Canada. Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in Canada and elsewhere.

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the “Tax Act, or ITA”) and the Canada-United States Tax Convention as amended by the Protocols thereto (the “Tax Convention”) as of the date of the Annual Report and the current administrative practices of Revenue Canada, Customs, Excise and Taxation. This summary does not take into account Canadian provincial income tax consequences.

This summary is not exhaustive of all possible income tax consequences. It is not intended as legal or tax advice to any particular holder of common stock and should not be so construed. Each holder should consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

North American Free Trade Agreement (Canada). The Investment Act was amended with the North American Free Trade Agreement (NAFTA) to provide for special review thresholds for Americans (including “American-controlled “entities” as defined in the Investment Act). Under the Investment Act, as amended, an investment in our common shares by an American would be reviewable only if it was an investment to acquire control of us and the value of our assets was equal to or greater than a specified amount (the “Review Threshold”), which increases in stages. The Review Threshold is currently $150 million.

Disposition of Common Shares. If a non-resident of Canada were to dispose of our common shares to a Canadian corporation which deals or is deemed to deal on a non-arm’s length basis with the non-resident and that, and immediately after the disposition is connected with us (i.e., holds shares representing more than 10% of the voting power and more than 10% of the market value of all of our shares issued and outstanding), the amount by which the fair market value of any consideration (other than any shares of the purchaser corporation) exceeds the paid-up capital of the common shares sold will be deemed to be taxable as a dividend paid by the purchasing corporation, either immediately or eventually by means of a deduction in computing the paid-up capital of the purchasing corporation, and subject to withholding taxes as described below.

Under the Tax Act, a gain from the sale of common shares by a non-resident will not be subject to Canadian tax, provided the shareholder (and/or persons who do not deal at arm’s length with the shareholder) has not held a “substantial interest” in us (25% or more of the shares of any class of our stock) at any time in the five years preceding the disposition. Generally, the Tax Convention will exempt from Canadian taxation any capital gain realized by a resident of the United States, provided that the value of the common shares is not derived principally from real property situated in Canada.

Dividend. In the case of any dividends paid to non-residents, we withhold the Canadian tax and remit only the net amount to the shareholder. By virtue of Article X of the Tax Convention, the rate of tax on dividends paid to residents of the United States is generally limited to 15% of the gross dividend (or 5% in the case of certain corporate shareholders owning at least 10% of our voting shares upon ratification of the Protocol amending the treaty. In the absence of the Tax Convention provisions, the rate of Canadian withholding tax imposed on non-residents is 25% of the gross dividend. Stock dividends received by non-residents from us are taxable by Canada as ordinary dividends and therefore the withholding tax rates will be applicable.

Where a holder disposes of common shares to us (unless we acquired the common shares in the open market in the manner in which shares would normally be purchased by any member of the public), this will result in a deemed dividend to the U.S. holder equal to the amount by which the consideration we paid by exceeds the paid-up capital of such stock. The amount of such dividend will be subject to withholding tax as described above.

Capital Gains. A non-resident of Canada is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of a class that is listed on a prescribed stock exchange unless the share represents “taxable Canadian property” to the holder thereof. Our common shares will be taxable Canadian property to a non-resident holder if, at any time during the period of five years immediately preceding the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arm’s length, or the non-resident holder and persons with whom he/she did not deal at arm’s length owned 25% or more of our issued shares of any class or series. In the case of a non-resident holder to whom our shares represent taxable Canadian property and who is resident of the United States, no Canadian tax will be payable on a capital gain realized on such shares by reason of the Tax Convention unless the value of such shares is derived principally from real property situated in Canada or the non-resident holder previously held the shares while resident in Canada. We believe that the value of our common shares is not derived from real property situated inside Canada.

Certain United States Federal Income Tax Consequences. The following is a discussion of certain possible United States Federal income tax consequences, under the law, generally applicable to a U.S. Holder (as defined below) of our common shares. This discussion does not address all potentially relevant Federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation. In addition, this discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (“the Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, the discussion does not consider the potential effects, both adverse and beneficial, of possible legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of our common shares and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of our common shares should consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of our common shares.

U.S. Holders. As used herein, the term “U.S. Holder” means a beneficial owner of our common shares that is, for U.S. federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation (or other entity taxable as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate the income of which is includible in gross income subject to United States federal income tax regardless of its source, or (iv) a trust (a) the administration of which is subject to the primary supervision of a court in the United States and for which one or more U.S. persons have the authority to control all substantial decisions or (b) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person. If a partnership is a beneficial owner of our common shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership that owns our common shares, you should consult your own tax advisor.

Distributions on Our Common Shares. Except as set forth below with regard to “excess distributions,” U.S. Holders receiving dividend distributions (including constructive dividends) with respect to our common shares are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions when received, to the extent that we have current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States Federal Income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s United States Federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions exceed our current or accumulated earnings and profits, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are currently applicable to a U.S. Holder that is an individual, estate or trust. Dividends paid on our common shares will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.

Classification As a Passive Foreign Investment Company. A non-U.S. corporation is classified as a passive foreign investment company (a “PFIC”) for a taxable year if either: (i) at least 75% or more of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during the taxable year) is attributable to passive assets (which includes cash and any assets that produce, or are held for the production of, passive income). For at least as long as we do not generate income from our operations, we believe that we will be classified as a PFIC for United States federal income tax purposes. As a result, a U.S. Holder of our common shares will be subject to special tax rules with respect to any “excess distribution” that it receives and any gain it realizes from a sale or other disposition (including a pledge) of our common shares, unless it makes either a “mark-to-market” or “qualified electing fund” election as discussed below. Distributions a U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions such U.S. Holder received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the common shares will be treated as an excess distribution. In addition, a step-up in the tax basis of stock in a PFIC may not be available upon the death of an individual U.S. Holder.

Under these special tax rules: (i) the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the common shares, (ii) the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and (iii) the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years and gains (but not losses) realized on the sale of common shares cannot be treated as capital, even if the U.S Holder holds the common shares as capital assets.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. If a U.S. Holder makes a mark-to-market election for common shares, the U.S. Holder will include in income each year an amount equal to the excess, if any, of the fair market value of the common shares as of the close of its taxable year over its adjusted basis in such common shares. A U.S. Holder is allowed a deduction for the excess, if any, of the adjusted basis of common shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on common shares included in the U.S. Holder’s income for prior taxable years. Amounts included in a U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of common shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on common shares, as well as to any loss realized on the actual sale or disposition of common shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such common shares. A U.S. Holder’s basis in common shares will be adjusted to reflect any such income or loss amounts.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange, including the American Stock Exchange, or other market, as defined in applicable U.S. Treasury regulations. Our common shares are listed on the American Stock Exchange and, consequently, the mark-to-market election should be available to a U.S. Holder, provided that our common shares are traded in sufficient quantities.

In general, if a non-U.S. corporation is a PFIC, a holder of shares in that corporation may avoid taxation under the rules described above by making a “qualified electing fund” (“QEF”) election to include in income its share of the corporation’s income on a current basis, or a “deemed sale” election once the corporation no longer qualifies as a PFIC. However, a U.S. Holder may make a qualified electing fund election with respect to common shares only if we furnish certain tax information to the U.S. Holder annually, and we do not currently intend to prepare or provide such information.

Foreign Tax Credit. A U.S. Holder that pays (or has withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his/her or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of our common shares should consult their own tax advisors regarding their individual circumstances.

H. Documents on Display

All documents referred to in this Form 20-F are available for inspection at our office, listed below, during normal office hours.

PolyMet Mining Corp.
#2350 - 1177 West Hastings Street
Vancouver, British Columbia
V6E 2K3 Canada

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended,. In accordance with these requirements, we file reports and other information with the SEC. These materials, including this annual report on Form 20-F and its exhibits, may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and at the SEC’s regional office at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of the materials may be obtained from the Public Reference Room of the Commission at 100 F. Street, N.E., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330.

Our reports, registration statements and other information can also be inspected on EDGAR available on the SEC’s website at www.sec.gov.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We may be subject to foreign currency exchange rate risk, because we hold funds and financial instruments in Canadian dollars but report our financial information using the U.S. dollar. If we hold onto funds obtained from financings, currently our only means to obtain funds, and Canadian dollar depreciates in comparison to the U.S. the fair value of our funds will decrease and will be reported on our financial statements at this depressed conversion rate. If the Canadian dollar appreciates as compared to the U.S. dollar, however, fair value of any financial instruments or funds held will increase and be reported on our financial statements based on this favorable conversion rate. Our current exposure, however, is not sufficient to have a material effect on our results of operations and financial condition.

Moreover, we periodically access the capital markets with the issuance of new shares to fund operating expenses, and we do not maintain significant cash reserves over periods of time that could be materially affected by fluctuations in interest rates or foreign exchange rates.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

ITEM 13. DEFAULT, DIVIDEND ARREARAGES AND DELINQUENCIES -

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHT OF SECURITY HOLDERS AND USE OF PROCEEDS

Shareholder Rights Plan

Effective December 4, 2003, we adopted a Shareholder Rights Plan (“Rights Plan”), ratified by our shareholders on May 28, 2004. Under the Rights Plan, all common shares that we issued during the term of the Rights Plan will receive one right for no consideration for each share of common stock held, to holders of record on December 4, 2003. The term of the Rights Plan is 10 years, unless the rights are earlier redeemed or exchanged. The rights issued under the Rights Plan become exercisable only if a party acquires 20% or more of our common shares without complying with the Rights Plan or without the approval of our board of directors.

Each right entitles the registered holder thereof to purchase from us, on the occurrence of certain events, one common share at the price of CDN$50 per share, subject to adjustment (the “Exercise Price”). However, if a Flip-in Event (as defined in the Rights Plan) occurs, each Right would then entitle the registered holder to receive, upon payment of the Exercise Price, that number of common shares that have a market value at the date of that occurrence equal to twice the Exercise Price. The rights are not exercisable until the Separation Time as defined in the Rights Plan.

The Shareholder Rights Plan is filed as Exhibit 4.6.

ITEM 15. CONTROLS AND PROCEDURES

A. Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report, an evaluation was performed under the supervision and with the participation of our management, including the chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15 of the Exchange Act, as amended). Based on that evaluation, our management, including the chief executive officer and chief financial officer, concluded that our disclosure controls and procedures were effective as of the end of the period covered by this Annual Report to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

B. Changes in Internal Controls

Our management, which includes the chief executive officer and chief financial officer, identified no changes in our internal control over financial reporting that occurred during the fiscal year ended January 31, 2006, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

The term “internal control over financial reporting” is defined as a process designed by, or under the supervision of, the our principal executive and principal financial officers, or persons performing similar functions, and effected by the our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

(1)	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and dispositions of assets;

(2)
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of management and directors of the registrant; and

(3)	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

As of January 31, 2006, the audit committee consisted of three directors. The Board of Directors has determined that the following two audit committee members are deemed financial experts, both of whom are independent as defined under the American Stock Exchange Listing Standards.

W. Ian L. Forrest
Mr. Forrest is a Chartered Accountant practicing in Geneva and specializes in finance, banking and tax consulting. He is a director of two Canadian public companies, Caledonian Mining Corporation and Mengold Resources Inc.

George Molyviatis
Mr. Molyviatis has approximately fifteen years experience as an investment banker and businessman. He started his career with BNP Paribas in Geneva in 1986 and held increasingly senior positions, ultimately becoming Senior Vice-President. In 1994 he joined Credit Suisse as Senior Vice-President and left in 1996 start-up Pegasus Securities, S.A., a Greek investment bank that he ran until 1999, when it was sold. Since then Mr. Molyviatis has been a private investor in several natural resource companies.

ITEM 16B. CODE OF ETHICS

We have adopted Code of Ethics, effective April 5, 2006, which applies to all our employees, including our directors and executive officers. The Code of Ethics covers areas of professional and business conduct, and is intended to promote honest and ethical behavior, including fair dealing and the ethical handling of conflicts of interest, support full, fair, accurate, and timely disclosure in reports and documents we file with, or submit to, the SEC and other governmental authorities, and in its other public communications; deter wrongdoing; encourage compliance with applicable laws, rules, and regulations; and to ensure the protection of our legitimate business interests. We also encourage our directors, officers, employees and consultants to promptly to report any violations of the Code of Ethics.

The Code is filed as Exhibit 11.1.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following outlines the expenditures for accounting fees for the last two fiscal periods ended:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees[1]	All Other Fees
January 31, 2006	CDN $22,600	Nil	CDN $3,725	CDN $588
January 31, 2005	CDN $18,200	Nil	CDN $800	CDN $450

[1]	Represents the fees billed in each of the last two fiscal years for U.S. and Canadian tax returns prepared by Staley, Okada & Partners.

[2]	Fees paid to the Canadian Public Accountability Board.

Pre-Approval Policies and Procedures

All of the fees paid to our auditors, Staley, Okada & Partners, were pre-approved by our Audit Committee. This pre-approval involved a submission by our auditors to our Audit Committee of a scope of work to complete the audit and prepare tax returns, an estimate of the time involved, and a proposal for the fees to be charged for the audit. The Audit Committee reviewed this proposal with our management and after discussion with our auditors, pre-approved the scope of work and fees.

PART III

ITEM 17. FINANCIAL STATEMENTS

Our financial statements are stated in United States Dollars (US$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles; the application of which, in our case, conforms in all material respects for the periods presented with U.S. GAAP, except as disclosed in footnotes to the financial statements.

ITEM 18. FINANCIAL STATEMENTS

Not Applicable.

ITEM 19. EXHIBITS

Exhibit No.	Description	Footnote Ref.

1.1	Certificate of Incorporation.	*

1.2	Certificate of Change of Name.	*

1.3	Articles of Incorporation of PolyMet Mining Corp.	*

4.1	Incentive Stock Option Plan.	*

4.2	Shareholder Rights Plan Agreement.	*

4.3	Contract for Deed between us and Cleveland Cliffs of Cleveland, Ohio, dated November 15, 2005.	*

8.1	List of Subsidiaries.	*

11.1	Code of Ethics.	(1)

11.2	Statement of Corporate Governance Practices, including Audit Mandate and Charter.	(2)

12.1	Certification of the Principal Executive Officer pursuant to 17 C.F.R. 240.13a-14(a).	*

12.2	Certification of the Principal Financial Officer pursuant to 17 C.F.R. 240.13a-14(a).	*

13.1	Certification of the Principal Executive Officer and Principal Financial Officer pursuant to 17 C.F.R. 240.13a-14(b) and 18 U.S.C. 1350.	*

15.1	Technical Report on the NorthMet Project by P. Downey and Associates, dated July 2004.	(3)

15.2	Subscription Agreement dated as of July 19, 2004, between us and certain investor(s).	*

15.3	Subscription Agreement dated as of February 11, 2005, between us and certain investor(s).	*

15.4	Subscription Agreement closing on August 29, 2005, between us and certain investor(s).	*

15.5	Subscription Agreement dated as of September 21, 2005, between us and certain investors.	*

15.6	Lease Agreement between us and U.S. Steel Corporation dated January 4, 1989.	*

15.7	Notice of Assignment of the Lease Agreement from U.S. Steel Corporation to RGGS Land and Minerals, Ltd. L.P.	*

15.8	Nominating Committee Charter	*

15.9	Consent of Staley, Okada & Partners, Chartered Accountants	*

Footnote Ref.	Description

*	Filed herewith.

(1)	Incorporated by reference to our Annual Report on Form 20-F/A for the fiscal year ended January 31, 2004, filed on July 7, 2005.

(2)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended January 31, 2005, filed on July 25, 2005.

(3)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended January 31, 2004, filed on July 30, 2004.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated: July 31, 2006

POLYMET MINING CORP.

/s/ William Murray
Name: William Murray Title: Chief Executive Officer

POLYMET MINING CORP.

CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2006, 2005 and 2004

U.S. Funds

MANAGEMENT’S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The financial statements of PolyMet Mining Corp. have been prepared by management in accordance with Canadian generally accepted accounting principles and with the standards of the Public Company Accounting Oversight Board (United States). The financial information contained elsewhere in this report has been reviewed to ensure consistency with the financial statements.

Management maintains systems of internal control designed to provide reasonable assurance that the assets are safeguarded. All transactions are authorized and duly recorded, and financial records are properly maintained to facilitate financial statements in a timely manner. The Board of Directors is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee of the Board of Directors has reviewed the financial statements with management and external auditors. Staley, Okada and Partners, an independent firm of chartered accountants, appointed as external auditors by the shareholders, have audited the financial statements and their report is included herein.

/s/ William Murray
William Murray President and Chief Executive Officer

Vancouver, Canada 4 April 2006

Report of Independent Registered Public Accounting Firm

To the Shareholders of PolyMet Mining Corp.:

We have audited the accompanying consolidated balance sheets of PolyMet Mining Corp. (the “Company”) as at 31 January 2006 and 2005 and the related consolidated statements of shareholders' equity, loss and cash flows for each of the years in the three-year period ended 31 January 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at 31 January 2006 and 2005, and the results of its operations and its cash flows for each of the years in the three-year period ended 31 January 2006, in accordance with Canadian generally accepted accounting principles.

/s/ Staley, Okada & Partners
Vancouver, BC	STALEY, OKADA & PARTNERS
4 April 2006	CHARTERED ACCOUNTANTS

PolyMet Mining Corp.	Statement 1
Consolidated Balance Sheets
As at January 31
U.S. Funds

ASSETS	2006	2005
Current
Cash	$11,671,427	$510,871
Term deposit	—	807,200
Taxes and miscellaneous receivables	40,986	45,005
Prepaid expenses	75,562	241,596
	11,787,975	1,604,672
Investments (Note 4)	253	253
Property, Plant and Equipment (Note 6, 7, 10)	14,247,008	745,239
	$26,035,236	$2,350,164

LIABILITIES
Current
Accounts payable	$1,717,420	$331,012
Current portion of long term debt (Note 7)	1,000,000	—
	2,717,420	331,012

Long term
Long term debt (Note 7)	1,420,515	—
Asset retirement obligation (Note 8)	2,510,687	—
	6,648,622	—

Contingent Liabilities and Commitments (Note 16)

SHAREHOLDERS’ EQUITY
Share Capital - Statement 2 (Note 9)	49,022,606	18,388,194
Share Subscriptions Received - Statement 2 (Note 9a(ii)	—	762,804
Contributed Surplus - Statement 2 (Note 9d)	4,431,133	1,005,742
Deficit - Statement 2	(34,067,125)	(18,137,588)
	19,386,614	2,019,152
	$26,035,236	$2,350,164

ON BEHALF OF THE BOARD:

/s/ William Murray	, Director

/s/ David Dreisinger	, Director

- See Accompanying Notes -

PolyMet Mining Corp.	Statement 2
Consolidated Statements of Shareholders’ Equity
U.S. Funds

	Common Shares
				Share
	Authorized			Subscriptions	Contributed
	Shares	Shares	Amount	Received	Surplus	Deficit	Total
Balance - 31 January 2004	1,000,000,000	44,992,054	$15,231,768	$—	$55,048	$(14,361,251)	$925,565
Loss for the year	—	—	—	—	—	(3,776,337)	(3,776,337)
Shares issued for cash:
Private placements (Note 9a (v))	—	2,800,000	1,733,984	—	—	—	1,733,984
Share subscriptions received (Note 9a (ii))	—	—	—	762,804	—	—	762,804
Share issuance costs	—	—	(18,752)	—	—	—	(18,752)
Exercise of warrants (Note 9a (vi))	—	5,277,573	828,554	—	—	—	828,554
Exercise of options (Note 9a (vii))	—	1,088,400	81,383	—	—	—	81,383
Shares issued for finders’ fee (Note 10)	—	155,626	96,375	—	—	—	96,375
Non-cash share issuance costs (Note 10)	—	—	(96,375)	—	—	—	(96,375)
Shares issued for property (Note 10h)	—	1,000,000	229,320	—	—	—	229,320
Stock-based compensation (Notes 9c and 9d)	—	—	—	—	992,658	—	992,658
Fair value of stock options exercised (Note 9d)	—	—	41,964	—	(41,964)	—	—
Balance - 31 January 2005 - Shares issued	Unlimited	55,313,653	18,128,221	762,804	1,005,742	(18,137,588)	1,759,179
Shares allotted for exercise of warrants	—	224,925	26,117	—	—	—	26,117
Shares allotted for bonus (Note 10)	—	1,590,000	233,856	—	—	—	233,856
Balance - 31 January 2005 - Shares issued and allotted	Unlimited	57,128,578	$18,388,194	$762,804	$1,005,742	$(18,137,588)	$2,019,152
Loss for the year	—	—	—	—	—	(15,929,537)	(15,929,537)
Reverse shares allotted for exercise of warrants	—	(224,925)	(26,117)	—	—	—	(26,117)
Reverse shares allotted for bonus (Note 10)	—	(1,590,000)	(233,856)	—	—	—	(233,856)
Issuance of shares for exercise of warrants
(Note 8a (i))	—	224,925	26,117	—	—	—	26,117
Issuance of shares for bonus (Notes 10 and 16)	—	1,590,000	233,856	—	—	—	233,856
Shares issued for cash:
Private placements (Note 9a (ii))	—	28,494,653	20,387,824	(762,804)	—	—	19,625,020
Share issuance costs	—	—	(908,920)	—	—	—	(908,920)
Exercise of warrants (Note 9a (iii))	—	5,700,628	3,296,143	—	—	—	3,296,143
Exercise of options (Note 9a (iv))	—	1,795,852	196,988	—	—	—	196,988
Shares issued for finders’ fee (Note 10)	—	852,915	616,770	—	—	—	616,770
Non-cash share issuance costs (Note 10)	—	—	(616,770)	—	—	—	(616,770)
Shares issued for property (Note 10)	—	6,200,547	7,564,444	—	—	—	7,564,444
Stock-based compensation (Notes 9c and 9d)	—	—	—	—	3,523,324	—	3,523,324
Fair value of stock options exercised (Note 10)	—	—	97,933	—	(97,933)	—	—
Balance - 31 January 2006	Unlimited	100,173,173	$49,022,606	$—	$4,431,133	$(34,067,125)	$19,386,614

- See Accompanying Notes -

PolyMet Mining Corp.	Statement 3
Consolidated Statements of Loss
For the Years Ended 31 January
U.S. Funds

	2006	2005	2004
General and Administrative
Administration fees and wages	$207,650	$105,449	$32,120
Amortization	4,220	1,705	275
Consulting fees	388,900	370,815	21,278
Conferences	26,138	—	—
Insurance	29,858	31,199	—
Interest expense (income), net	(148,036)	(2,221)	380
Investor relations and financing	89,542	95,669	—
Management fees	129,483	141,270	52,388
Office and telephone	101,127	47,175	9,106
Professional fees	150,606	98,624	58,806
Rent	61,516	58,713	8,767
Shareholders’ information	53,364	35,277	5,032
Stock-based compensation expense (Note 9c)	3,523,324	992,658	55,048
Transfer agent and filing fees	64,914	24,765	20,221
Travel and automotive	348,244	220,530	25,278
Loss Before the Undernoted	5,030,850	2,221,628	288,699

Other Expenses (Income)
Pre-feasibility costs - Schedule 1	11,120,145	1,622,983	91,616
Gain on foreign exchange conversion	(221,458)	(68,274)	(22,230)
Gain on sale of resource properties	—	—	(219,925)
Loss on sale of property, plant and equipment	—	—	8,640
	10,898,687	1,554,709	(141,899)

Loss for the Year	$15,929,537	$3,776,337	$146,800

Deficit Beginning of the Year	18,137,588	14,361,251	14,214,451

Deficit End of Year	34,067,125	18,137,588	14,361,251

Loss per Share	$(0.22)	$(0.07)	$(0.00)

Weighted Average Number of Shares	73,484,490	51,946,290	35,452,260

- See Accompanying Notes -

PolyMet Mining Corp.	Statement 4
Consolidated Statements of Cash Flows
For the Years Ended 31 January
U.S. Funds

	2006	2005	2004
Operating Activities

Loss for the year	$(15,929,537)	$(3,776,337)	$(146,800)
Adjustments to reconcile loss to net cash
Consulting - bonus shares	—	233,856	—
Amortization	4,220	1,705	275
Stock-based compensation expense	3,523,324	992,658	55,048
Gain on sale of resource properties	—	—	(219,925)
Loss on sale of property, plant and equipment	—	—	8,640
Changes in current assets and liabilities
Miscellaneous receivables	4,019	(23,124)	(15,665)
Prepaid expenses	166,034	(236,130)	(5,466)
Accounts payable	1,386,408	231,640	20,378

Net cash used in operating activities	(10,845,532)	(2,575,732)	(303,515)

Investing Activities
Term deposit	807,200	(807,200)	—
Purchase of property, plant and equipment (Note 6, 7, 10)	(1,000,000)	—	(500,000)
Purchase of equipment	(10,343)	(15,838)	(2,061)
Proceeds on disposal of equipment	—	—	33,331
Proceeds on sale of resource property	—	—	219,925
Net cash used in investing activities	(203,143)	(823,038)	(248,805)

Financing Activities
Share capital - for cash	22,209,231	2,651,286	1,044,684
Share subscriptions received	—	762,804	—
Net cash provided by financing activities	22,209,231	3,414,090	1,044,684

Net Increase in Cash Position	11,160,556	15,320	492,364
Cash Position - Beginning of Year	510,871	495,551	3,187
Cash Position - End of Year	$11,671,427	$510,871	$495,551

Cash Position Consists of:
Cash on deposit	$11,671,427	$—	$495,551
Bank overdraft covered by term deposit	—	(251,933)	—
Restricted cash from share subscriptions received	—	762,804	—
	$11,671,427	$510,871	$495,551

Cash paid during the year for interest expense	$—	$—	$—
Cash paid during the year for income taxes	$—	$—	$—

Supplemental disclosure with respect to cash flows (Note 10)

-See Accompanying Notes -

PolyMet Mining Corp.	Schedule 1
Consolidated Schedules of Pre-Feasibility Costs
For the Years Ended 31 January
U.S. Funds

	2006	2005	2004

Direct
Camp and general	$100,987	$5,337	$4,750
Consulting fees	690,075	336,770	—
Drilling	3,075,034	441	—
Engineering	578,310	220,729	—
Environmental	2,420,531	406,524	—
Geological and geophysical	74,689	172,675	—
Land lease, taxes and licenses	187,205	78,605	76,154
Metallurgical	1,894,096	66,984	10,712
Mine planning	1,312,392	48,769	—
Permitting	137,013	181,751	—
Plant maintenance and repair	43,691	—	—
Sampling	606,122	—	—
Scoping study	—	104,398	—

Total Costs for the Year	$11,120,145	$1,622,983	$91,616

- See Accompanying Notes -

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the years ended 31 January 2006, 2005 and 2004
U.S. Funds

1.	Nature of Business

PolyMet Mining Corp. (“the Company”) was incorporated in British Columbia, Canada on 4 March 1981 under the name Fleck Resources Ltd. The Company changed its name from Fleck Resources to PolyMet Mining Corp. on 10 June 1998.

The Company is engaged in the exploration and development, when warranted, of natural resource properties. The Company’s primary mineral property is the NorthMet Project, a polymetallic project in northeastern Minnesota, USA. The realization of the Company’s investment in the NorthMet Project and other assets is dependant upon various factors, including the existence of economically recoverable mineral reserves, the ability to obtain the necessary financing to complete the exploration and development of the NorthMet Project, future profitable operations, or alternatively upon disposal of the investment on an advantageous basis.

2.	Significant Accounting Policies

	a)	Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, PolyMet Mining Inc. and Fleck Minerals Inc. The purchase method of accounting is used to consolidate these subsidiaries.

PolyMet Mining Inc. was incorporated in Minnesota, U.S.A. to hold the NorthMet Lease (Note 5). Fleck Minerals Inc. is currently inactive.

	b)	Mineral Operations

The Company is in the pre-feasibility stage of developing its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

Exploration expenses incurred prior to determination of the feasibility of a mining operation, periodic option payments and administrative expenses are expended as incurred. Mineral property acquisition costs and exploration and development expenditures incurred subsequent to the determination of the feasibility of mining operation are deferred until the property is placed into production, sold, allowed to lapse or abandoned. Acquisition costs include cash and fair market value of common shares. These capitalized costs will be amortized over the estimated life of the property following commencement of commercial production or written off if the property is sold, allowed to lapse or abandoned or when an impairment of values has occurred.

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
For the years ended 31 January 2006, 2005 and 2004
U.S. Funds

2.	Significant Accounting Policies - Continued

	c)	Amortization

The Company provides for amortization of its property, plant and equipment as follows:

Leasehold improvements - Straight-line over 10 years Furniture and equipment - Straight-line over 10 years Computers - Straight-line over 5 years

Property, plant and equipment related to the NorthMet Project will begin to be amortized at the time the project commences operations and will be over the life of the mine.

	d)	Investments

The Company carries its long-term portfolio investments at lower of cost or net realizable value. Investments are written down to net realizable value when there has been a loss in value of the investment, which is other than a temporary decline.

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
For the years ended 31 January 2006, 2005 and 2004
U.S. Funds

2.	Significant Accounting Policies - Continued

	h)	Management’s Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported years. Actual results could differ from those estimates.

	i)	Share Capital

		i)	The proceeds from the exercise of stock options and warrants are recorded as share capital in the amount for which the option or warrant enabled the holder to purchase a share in the Company.

		ii)	Share capital issued for non-monetary consideration is recorded at an amount based on fair market value.

	j)	Stock-Based Compensation

All stock-based awards made to employees and non-employees are measured and recognized using a fair value based method. For employees, the fair value of the options is measured at the date of the grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For employees and non-employees, the fair value of the options is accrued and charged to operations, with the offsetting credit to contributed surplus, on a straight- line basis over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

	k)	Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers cash and cash equivalents to include amounts held in banks and highly liquid debt investments with remaining maturities at point of purchase of three months or less. The Company places its cash and cash investments with institutions of high credit worthiness. At times, such investments may be in excess of insurance limits.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the years ended 31 January 2006, 2005 and 2004
U.S. Funds

2.	Significant Accounting Policies - Continued

	l)	Asset Retirement Obligations

The recommendations of Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3110, Asset Retirement Obligations (“CICA 3110”), became effective on 1 February 2004. This section requires the recognition of a legal liability for obligations relating to the retirement of property, plant and equipment and obligations arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement costs must be recognized at fair value, when a reasonable estimate of fair value can be estimated, in the year in which the liability is incurred. A corresponding increase to the carrying amount of the related asset, where one is identifiable, is recorded and amortized over the life of the asset. Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed. The amount of the liability is subject to re-measurement at each reporting year-end. The estimates are based principally on legal and regulatory requirements. It is possible that the Company’s estimates of its ultimate reclamation and closure liabilities could change as a result of changes in regulations, changes in the extent of environmental remediation required, changes in the means of reclamation or changes in cost estimates. Changes in estimates are accounted for prospectively commencing in the year the estimate is revised.

	m)	Variable Interest Entities

Effective 1 February 2005, the Company adopted the recommendations of CICA Handbook Accounting Guideline 15 (AcG-15), Consolidation of Variable Interest Entities, effective for annual and interim periods beginning on or after 1 November 2004. Variable interest entities (VIEs) refer to those entities that are subject to control on a basis other than ownership of voting interests. AcG-15 provides guidance for identifying VIEs and criteria for determining which entity, if any, should consolidate them. Adoption of this accounting policy has not affected the Company’s financial statements.

	n)	Impairment of Long-Lived Assets

The Company has adopted CICA Section 3063 “Impairment of Long-Lived Assets”. This statement establishes standards for the recognition, measurement and disclosure or the impairment of non-monetary long-lived assets, included property, plant and equipment, intangible assets with finite useful lives, deferred pre-operating costs and long-term prepaid assets. The adoption of this standard did not have a material impact on the Company’s financial position or results of operations.

o)	Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current year’s presentation.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the years ended 31 January 2006, 2005 and 2004
U.S. Funds

3.	Financial Instruments

	a)	Fair value

The carrying value of cash, miscellaneous receivable, investments (Note 4) accounts payable and long-term debt approximates the fair value of these financial instruments due to their short-term maturity or capacity of prompt liquidation.

	b)	Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities.

	c)	Currency risk

The Company is exposed to foreign currency fluctuations to the extent primary expenditures incurred by the Company are not denominated in Canadian dollars. As at 31 January 2006, the Company had investments in mineral properties that require the Company to make payments in US dollars (Notes 6 and 7). The Company's ability to make these payments will be affected by currency fluctuations.

4.	Investments

Details are as follows:

	Market Value	31 January 2006	31 January 2005
American Platinum Inc.	$—	$1	$1
Aloak Corp.	25	252	252
	$25	$253	$253

These investments represent minority interests of less than 10% in the respective companies.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the years ended 31 January 2006, 2005 and 2004
U.S. Funds

5.	Resource Property Agreements

NorthMet, Minnesota, U.S.A. - Lease

By an agreement dated 4 January 1989 and a subsequent amendment and assignment, the Company leases certain lands in St. Louis County, Minnesota from RGGS Land & Minerals Ltd., L.P. During the year ended 31 January 2005, United States Steel Corporation assigned the lease to RGGS Land & Minerals Ltd., L.P. The current term of the renewable lease is 20 years and calls for total lease payments of $1,475,000. All lease payments have been paid or accrued to 31 January 2006. The agreement requires future annual lease payments of $150,000 from 4 January 2006 to 2009.

The Company can, at its option, terminate the lease at any time by giving written notice to the lessor not less than 90 days prior to the effective termination date or can indefinitely extend the 20-year term by continuing to make $150,000 annual lease payments on each successive anniversary date.

The lease payments are considered advance royalty payments and shall be deducted from future production royalties payable to the lessor, which range from 3% to 5% based on the net smelter return received by the Company. The Company’s recovery of the advance royalty payments is subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year.

6.	Property, Plant and Equipment

Details are as follows:

31 January 2006	Cost	Accumulated Amortization	Net Book Value
NorthMet Project	$14,224,967	$—	$14,224,967
Leasehold improvements	624	27	597
Furniture and equipment	9,663	2,315	7,348
Computers	17,855	3,759	14,096
	$14,253,109	$6,101	$14,247,008

31 January 2005	Cost	Accumulated Amortization	Net Book Value
NorthMet Project	$729,320	$—	$729,320
Leasehold improvements	—	—	—
Furniture and equipment	1,888	172	1,716
Computers	15,908	1,705	14,203
	$747,116	$1,877	$745,239

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the years ended 31 January 2006, 2005 and 2004
U.S. Funds

6.	Property, Plant and Equipment - Continued

Cleveland Cliffs Option, Minnesota, U.S.A.

By a Memorandum of Understanding dated 5 December 2003 and an option agreement dated 14 February 2004, the Company obtained an option (“Cliffs Option”) to acquire certain property, plant and equipment (“Cliffs Assets”) from Cleveland Cliffs of Cleveland, Ohio (“Cliffs”) located near the Company’s NorthMet Project. Under the terms of the agreement, Cliffs will maintain available designated elements of the facility while the Company develops its feasibility study on the NorthMet project.

As consideration for the exclusive Cliffs Option, the Company paid $500,000 prior to 31 January 2004 as required and issued to Cliffs 1,000,000 common shares on 30 March 2004, valued at $229,320 to maintain the exclusive rights until 30 June 2006.

On 14 September 2005 the Company reached an agreement in principle with Cliffs on the terms for the early exercise of the Company’s option to acquire 100% ownership of large portions of the former LTV Steel Mining Company ore processing plant in northeastern Minnesota (the “Asset Purchase Agreement”).

On 15 November 2005 the Company completed the acquisition under the Asset Purchase Agreement (“Purchase Agreement”). The property, plant and equipment assets now owned by the Company include land, crushing, milling and flotation capacity, complete spare parts, plant site buildings, real estate, tailings impoundments and mine work shops, as well as access to extensive mining infrastructure. The final allocation of the purchase price has not been agreed to between the parties. As the assets are not in use no amortization of these assets has been recorded to 31 January 2006.

The consideration for the Asset Purchase was $3.4 million in cash ($1,000,000 paid) and the issuance of 6,200,547 common shares (issued on 15 November 2005 at fair market value of $7,564,444) in the capital stock of the Company. The remaining cash component of the payment of $2.4 million will be paid in quarterly instalments of US$250,000 for a total of $2.5 million, which includes interest of $100,000 (Note 7). Interest accrued in the amount of $20,515 has been capitalized as part of the cost of the NorthMet Project assets.

The Company has assumed certain ongoing site-related environmental and reclamation obligations. These environmental and reclamation obligations are presently contracted under the terms of the Purchase Agreement with Cliffs. Once the Company obtains its permit to mine and Cliffs is released from its obligations by the State agencies, the environmental and reclamation obligations will be direct with the governing bodies. The present value of the asset retirement obligation in the amount of $2,510,687 (Note 8) has been recorded as an increase in the carrying amount of the NorthMet Project assets and will be amortized over the life of the asset.

Under the terms of the agreement Cliffs will have the right to participate on a pro-rata basis in future cash equity financings.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the years ended 31 January 2006, 2005 and 2004
U.S. Funds

7.	Long Term Debt

Pursuant to the Asset Purchase Agreement (Note 6) the Company’s wholly owned subsidiary PolyMet Mining Inc. signed a note payable to Cliffs in the amount of $2,400,000. The note is interest bearing at the annual simple rate of four percent (4%) and shall be paid in quarterly instalments equal to $250,000 for total repayment of $2,500,000. As at 31 January 2006 the outstanding long term debt was as follows:

Note payable	$2,400,000
Accrued interest	20,515
Total debt	2,420,515
Less current portion	(1,000,000)

Long term debt	$1,420,515

8.	Asset Retirement Obligation

As part of the consideration for the Cliffs Purchase Agreement (Note 6), the Company assumed, under contract to Cliffs, the liability for final reclamation and closure of the mine.

Federal, state and local laws and regulations concerning environmental protection affect the Company’s operations. Under current regulations, the Company is contracted to indemnify Cliff’s requirement to meet performance standards to minimize environmental impact from operations and to perform site restoration and other closure activities. The Company’s provisions for future site closure and reclamation costs are based on known requirements. It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments. The Company’s estimate of the present value of the obligation to reclaim the NorthMet Project is based upon existing reclamation standards at January 31, 2006 and Canadian GAAP. Once the Company obtains its permit to mine the environmental and reclamation obligations will be direct with the governing bodies.

The Company’s estimates are based upon a 31 January 2006 liability estimate of $12,444,478, an annual inflation rate of 3.80%, a discount rate of 9.00% and a mine life of 28.5 years, commencing in mid-2008 and a reclamation period of 3 years. Accretion of the liability until the commencement of commercial production will be capitalized to the NorthMet Project assets.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the years ended 31 January 2006, 2005 and 2004
U.S. Funds

9.	Share Capital

	a)	Share Issuances for Cash

During the year ended 31 January 2006 the Company issued the following shares for cash:

		i)	224,925 shares pursuant to the exercise of warrants allotted at 31 January 2005;

ii)
Four private placements for a total of 28,494,653 shares at prices of CDN$0.55 - CDN$1.40 for net proceeds of $20,387,824 ($762,804 was received prior to 31 January 2005). Each of the private placements included share purchase warrants (Note 9e). Cash share issue costs in the amount of $908,920 were included in respect of these private placements;

		iii)	5,700,628 shares pursuant to the exercise of 5,700,628 share purchase warrants for total proceeds of $3,296,143 (Note 9e);

		iv)	1,795,852 shares pursuant to the exercise of stock options for total proceeds of $196,988 (Note 9b).

During the year ended 31 January 2005, the Company increased its authorized share capital from 1,000,000,000 common shares to an unlimited number of common shares and issued the following shares:

v)
Two private placements for a total of 2,800,000 shares at CDN$0.80 per share for net proceeds of $1,733,984. Each of the private placements included share purchase warrants (Note 9e). Cash share issuance costs in the amount of $18,752 were incurred in respect of these private placements;

		vi)	5,277,573 shares pursuant to the exercise of 5,277,573, share purchase warrants for total proceeds of $828,554;

		vii)	1,088,400 shares pursuant to the exercise of stock options for total proceeds of $81,383.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the years ended 31 January 2006, 2005 and 2004
U.S. Funds

9.	Share Capital - Continued

b)	Stock Options

	31 January 2006 Options	Weighted Average Exercise Price (CDN$)	31 January 2005 Options	Weighted Average Exercise Price (CDN$)

Outstanding - Beginning of year	4,999,552	0.32	3,542,952	0.11
Granted	3,580,000	1.13	2,545,000	0.52
Exercised	(1,795,852)	0.13	(1,088,400)	0.10

Outstanding - End of year	6,783,700	0.80	4,999,552	0.32

As at 31 January 2006, the following director, officer, consultant and employee stock options were outstanding:

Expiry Date	Exercise Price (CDN)	Number
12 February 2006	$0.21	500,000
18 July 2008	$0.10	328,700
3 October 2008	$0.13	450,000
9 March 2009	$0.40	500,000
28 April 2009	$0.75	200,000
5 July 2009	$0.66	1,175,000
18 October 2009	$0.79	50,000
30 March 2010	$0.65	765,000
1 May 2010	$0.85	350,000
15 June 2010	$0.94	40,000
19 September 2010	$1.36	1,870,000
24 October 2010	$1.20	280,000
5 December 2010	$1.15	275,000
		6,783,700

As at 31 January 2006 all options had vested and were exercisable.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the years ended 31 January 2006, 2005 and 2004
U.S. Funds

9.	Share Capital - Continued

c)	Stock-Based Compensation

i)
During the year ended 31 January 2006, the Company issued 3,580,000 options to directors, officers, consultants and employees with exercise prices of CDN$0.65 - CDN$1.36 per option. The fair value of stock-based compensation in the amount of $3,523,324 has been recorded in the accounts of the Company as an expense with the offsetting entry to contributed surplus. This value is estimated at the date of grant using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Risk-free interest rate	3.66%
Expected dividend yield	Nil
Expected stock price volatility	131%
Expected option life in years	5

ii)
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

Risk-free interest rate	3.25%
Expected dividend yield	Nil
Expected stock price volatility	143%
Expected option life in years	4.78

d)	Contributed Surplus

Contributed surplus represents accumulated stock-based compensation expense, reduced by the fair value of the stock options exercised.

Details are as follows:

	January 31 2006	January 31 2005
Balance - Beginning of year	$1,005,742	$55,048
Current year fair value of stock-based compensation	3,523,324	992,658
Fair value of stock options exercised during the year and transferred to share capital	(97,933)	(41,964)
Balance - End of year	$4,431,133	$1,005,742

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the years ended 31 January 2006, 2005 and 2004
U.S. Funds

9.	Share Capital - Continued

e)	Share Purchase Warrants

The Company’s share purchase warrants as at 31 January 2006 and 2005 and the changes during the years then ended are as follows:

	2006		2005
	Warrants	Weighted Average Exercise Price	Warrants	Weighted Average Exercise Price
		(CDN)		(CDN)
Warrants outstanding and
exercisable - beginning of year	5,841,278	$0.42	9,718,852	$0.19
Issued	15,175,104	1.17	1,400,000	1.20
Exercised	(5,925,553)	(0.66)	(5,277,574)	(0.20)
Expired	(428,124)	(1.20)

Warrants outstanding and
exercisable - end of year	14,662,705	$1.07	5,841,278	$0.42

Share purchase warrants outstanding at 31 January 2006 and 2005 are as follows:

		Number of Shares
	Exercise Price	2006	2005
Expiry Date	(CDN)
23 September 2005	$0.17	—	1,012,355
4 December 2005	$1.20	—	775,000
1 March 2006	$1.20	625,000	625,000
16 November 2006	$0.20	3,428,923	3,428,923
28 February 2008	$1.25	3,336,110	—
22 March 2008	$1.25	4,572,566	—
9 May 2007	$2.00	1,772,328	—
6 September 2007	$1.25	927,778	—

		14,662,705	5,841,278

During the year ended January 31, 2006 the Company completed the following financings:

(i)
A non-brokered private placement for 9,000,000 units at a price of CDN$0.55 per unit. Each unit consisted of one common share and one half of one share purchase warrant. One full Warrant entitles the holders, on exercise, to purchase one additional common share of the Company at a price of CDN$0.70 per Warrant Share at any time until the close of business on the day which is 24 months from the date of Closing, provided that if the closing price of the Issuer’s shares as traded on the Exchange at or exceed CDN$1.00 per share for 30 consecutive trading days, the Warrants will terminate 30 days thereafter. As at 31 January 2006 all Warrants had been exercised.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the years ended 31 January 2006, 2005 and 2004
U.S. Funds

9.	Share Capital - Continued

e)	Share Purchase Warrants - Continued

(ii)
A non-brokered private placement for 6,672,219 units at a price of CDN$0.90 per unit. Each unit consisted of one common share and one half of one share purchase warrant. One full Warrant entitles the holders, on exercise, to purchase one additional common share of the Company at a price of CDN$1.25 per Warrant Share at any time until the close of business on the day which is 30 months from the date of Closing, provided that if the closing price of the Issuer’s shares as traded on the Exchange is over CDN$2.50 per share for 20 consecutive trading days, the Warrants will terminate 30 days thereafter.

(iii)
A brokered private placement for 9,277,777 units at a price of CDN$0.90 per unit. Each unit consisted of one common share and one half of one share purchase warrant. One full Warrant entitles the holders, on exercise, to purchase one additional common share of the Company at a price of CDN$1.25 per Warrant Share at any time until the close of business on the day which is 30 months from the date of Closing, provided that if the closing price of the Issuer’s shares as traded on the Exchange is over CDN$2.50 per share for 20 consecutive trading days (Accelerated Expiry), the Warrants will terminate 30 days thereafter. In addition 927,777, share purchase warrants were issued as finders fee at a price of CDN$1.25 for a period of two years from the date of Closing and include the Accelerated Expiry provision.

iv)
A non-brokered private placement for 3,544,657 units at a price of CDN$1.40 per unit. Each unit consisted of one common share and one half of one share purchase warrant. One full Warrant entitles the holders, on exercise, to purchase one additional common share of the Company at a price of CDN$2.00 per Warrant Share at any time until the close of business on the day which is 18 months from the date of Closing, provided that if the closing price of the Issuer’s shares as traded on the Exchange is over CDN$2.50 per share for 20 consecutive trading days, the Warrants will terminate 30 days thereafter.

During the year ended 31 January 2005 the Company completed the following financings:

vi)
A non-brokered private placement for 1,500,000 units at a price of CDN$0.80 per unit. Each unit consisted of one common share and one half of one share purchase warrant. One full Warrant entitles the holders, on exercise, to purchase one additional common share of the Company at a price of CDN$1.20 per Warrant Share at any time until the close of business on the day which is 18 months from the date of Closing. On 4 December 2005, 428,124 warrants expired, without being exercised.

vii)
A non-brokered private placement for 625,000 units at a price of CDN$0.80 per unit. Each unit consisted of one common share and one half of one share purchase warrant. One full Warrant entitles the holders, on exercise, to purchase one additional common share of the Company at a price of CDN$1.20 per Warrant Share at any time until the close of business on the day which is 18 months from the date of Closing.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the years ended 31 January 2006, 2005 and 2004
U.S. Funds

9.	Share Capital - Continued

f)	Shareholder Rights Plan

Effective 4 December 2003, the Company adopted a Shareholder Rights Plan (“Rights Plan”), which was approved by the Company’s shareholders’ on 27 May 2004. All common shares issued by the Company during the term of the Rights Plan will have one right represented for each common share held by the shareholder of the Company. The term of the Rights Plan is 10 years, unless the rights are earlier redeemed or exchanged. The Rights issued under the Rights Plan become exercisable only if a party acquires 20% or more of the Company's common shares without complying with the Rights Plan or without the approval of the Board of Directors of the Company.

Each Right entitles the registered holder thereof to purchase from the Company on the occurrence of certain events, one common share of the Company at the price of CDN$50 per share, subject to adjustment (the “Exercise Price”). However, upon certain events occurring (as defined in the Rights Plan), each Right would then entitle the registered holder to receive, upon payment of the Exercise Price, that number of common shares that have a market value at the date of that occurrence equal to twice the Exercise Price. The Rights are not exercisable until the Separation Time, as defined in the Rights Plan.

10.	Supplemental Disclosure With Respect To Cash Flows

During the years ended 31 January 2006, 2005 and 2004, the Company entered into the following non-cash investing and financing activities :

	2006	2005		2004
Issued 6,200,547 (2005 - 1,000,000; 2004- Nil)
shares to Cliffs pursuant to the Company’s
exercise of the Cliffs Option to purchase the Cliffs
Assets	$7,564,444	$229,320	$
Issued a promissory note payable to Cliffs
pursuant to the Company’s exercise of the Cliffs
Option to purchase the Cliffs Assets	$2,400,000	$—	$
Recorded an Asset Retirement Obligation and a
corresponding increase in Cliffs Assets pursuant
to the Company’s exercise of the Cliffs Option to
purchase the Cliffs Assets	$2,510,687	$—	$
Transfer from contributed surplus to capital stock
on exercise of stock options	$97,933	$41,964	$
Transfer from share subscriptions to share capital
on issuance of the related shares	$762,804	$—	$
Capitalized accrued interest on the promissory
note payable to Cliffs	$20,515	$—	$
Issued 852,915 (2005 - 155,626; 2004 - 60,000)
shares for finders’ fees on private placements	$616,770	$96,375		$6,541
Issued Nil (2005 - Nil; 2004 - 50,000) shares in
settlement of debt	$—	$—		$3,634

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the years ended 31 January 2006, 2005 and 2004
U.S. Funds

11.	Related Party Transactions

In addition to transactions disclosed elsewhere in these financial statements, the Company has conducted transactions with officers, directors and persons or companies related to directors and paid or accrued amounts as follows:

	2006	2005	2004
Management fees paid to a company controlled
by the president	$129,480	$141,270	$52,388
Consulting fees paid to officers, directors and
companies controlled by directors of the Company	327,110	336,448	—
Legal fees paid to an officer of the Company	84,089	59,700	—
Office facilities charges paid to a director of the
Company	39,604	23,070	—

	$580,283	$560,488	$52,388

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value, which is the amount of consideration established and agreed to by the related parties.

12.	Income Taxes

The Company’s provision for income taxes differs from the amounts computed by applying the combined Canadian federal and provincial income tax rates to the net loss as a result of the following:

	2006	2005
Provision for recovery of taxes at statutory rates	$(5,553,036)	$(1,372,240)
Tax benefit not recognized on current year losses	1,174,113	747,890
Differences in foreign tax rates	(358,166)	(58,267)
Non-deductible items and other	4,737,089	682,617

	$—	$—

Future income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's future tax assets as at 31 January 2006 are as follows:

	2006	2005
Non-capital loss carry forwards	$4,113,715	$2,891,339
Unutilized exploration expenses	6,438,780	3,910,289
Capital assets	(6,552)	(3,806)
Total gross future income tax assets	10,545,943	6,797,822
Less: valuation allowance	(10,545,943)	(6,797,822)

Net future income tax allowance	$—	$—

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the years ended 31 January 2006, 2005 and 2004
U.S. Funds

12.	Income Taxes - Continued

The Company has income tax loss carry forwards of approximately $4.3 million in Canada, which may be used to reduce future income taxes otherwise payable and which expire in the years 2007 to 2016.

The Company has income tax loss carry forwards of approximately $6.2 million in the United States, which may be used to reduce future income taxes otherwise payable and which expire in the years 2007 to 2026.

The tax benefit of the above noted tax assets have been offset by recognition of a valuation allowance in these financial statements.

13.	Differences Between Canadian and United States Generally Accepted Accounting Principles

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

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the years ended 31 January 2006, 2005 and 2004
U.S. Funds

13.	Differences Between Canadian and United States Generally Accepted Accounting Principles - Continued

The effects of the differences in accounting principles on investments, net loss and comprehensive loss are as follows:

Investments:	2006	2005	2004
Investments - Canadian GAAP basis	$253	$253	$253
Adjustment to market	(228)	(228)	(228)
Investments - U.S. GAAP basis	$25	$25	$25

Accumulated Comprehensive Loss:
Contra-equity account for unrealized gains (losses) on
investments
- Canadian GAAP basis	$—	$—	$—
Unrealized holding gain (loss) on investments
- Prior years	(228)	(228)	(228)
- Current year	—	—	—
Contra-equity account for unrealized gains (losses) on
investments - U.S. GAAP basis	$(228)	$(228)	$(228)

Net Loss and Comprehensive Loss:

Net loss - Canadian and U.S. GAAP basis	$15,929,537	$3,776,337	$146,800
Adjustment of portfolio investments to market	—	—	—
Net loss and comprehensive loss - U.S. GAAP basis	$15,929,537	$3,776,337	$146,800

Weighted average number of shares computed under U.S. GAAP	73,484,490	53,784,877	38,452,260
Loss per share following U.S. GAAP	$(0.22)	$(0.07)	$(0.00)

c)	Recent U.S. Accounting Pronouncements, which relate to the Company’s current operations are summarized as follows:

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

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the years ended 31 January 2006, 2005 and 2004
U.S. Funds

13.	Differences Between Canadian and United States Generally Accepted Accounting Principles - Continued
In December 2004, FASB issued SFAS No. 153, “Exchanges of Non-monetary Assets - An Amendment of APB Opinion No. 29”. The guidance in APB Opinion No. 29, “Accounting for Non-monetary Transactions”, is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The provisions of SFAS No. 153 are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Early application is permitted and companies must apply the standard prospectively. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

In May 2005, the FASB issued SFAS 154, “Accounting Changes and Error Corrections,” which replaces APB Opinion No. 20, “Accounting Changes,” and supersedes FASB Statement No. 3,“Reporting Accounting Changes in Interim Financial Statements - an amendment of APB Opinion No. 28.” SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, SFAS 154 requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings for that period rather than being reported in an income statement. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, SFAS 154 requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable. SFAS 154 shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect the provisions of SFAS 154 will have a significant impact on its results of operations.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140.” This statement permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. It establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. In addition, SFAS 155 clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133. It also clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives. SFAS 155 amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the years ended 31 January 2006, 2005 and 2004
U.S. Funds

13.	Differences Between Canadian and United States Generally Accepted Accounting Principles - Continued

In March 2006, the FASB issued SFAS 156, “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140”. This statement amends FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, with respect to the accounting for separately recognized servicing assets and servicing liabilities. This statement: (1) requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in any of the following situations: (a) a transfer of the servicer’s financial assets that meets the requirements for sale accounting, (b) a transfer of the servicer’s financial assets to a qualifying special-purpose entity in a guaranteed mortgage securitization in which the transferor retains all of the resulting securities and classifies them as either available-for-sale securities or trading securities in accordance with FASB Statement No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, (c) an acquisition or assumption of an obligation to service a financial asset that does not relate to financial assets of the servicer or its consolidated affiliates; (2) requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable; (3) permits an entity to choose either of the following subsequent measurement methods for each class of separately recognized servicing assets and servicing liabilities: (a) Amortization method—Amortize servicing assets or servicing liabilities in proportion to and over the period of estimated net servicing income or net servicing loss and assess servicing assets or servicing liabilities for impairment or increased obligation based on fair value at each reporting date, or (b) Fair value measurement method—Measure servicing assets or servicing liabilities at fair value at each reporting date and report changes in fair value in earnings in the period in which the changes occur; (4) at its initial adoption, permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available-for-sale securities under Statement 115, provided that the available-for-sale securities are identified in some manner as offsetting the entity’s exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value; and (5) requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities. An entity should adopt this statement as of the beginning of its first fiscal year that begins after September 15, 2006. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the years ended 31 January 2006, 2005 and 2004
U.S. Funds

14.	Segmented Information

The Company is in the pre-feasibility stage of developing its mineral properties in the U.S. and provides for its financing and administrative functions at the head office located in Canada. Segmented information on a geographic basis is as follows:

	Canada	U.S.	Consolidated
2006
Segment operating loss	$4,522,984	$11,406,553	$15,929,537
Identifiable assets	$11,654,116	$14,381,120	$26,035,236

2005
Segment operating loss	$1,920,706	$1,855,631	$3,776,337
Identifiable assets	$1,364,099	$986,065	$2,350,164

15.	Subsequent Events

In addition to items disclosed elsewhere in these financial statements, the Company conducted the following transactions after 31 January 2006:

	a)	The Company issued 6,141,573 common shares pursuant to the exercise of share purchase warrants at a prices between CDN$0.20 and CDN$1.25 per share;

	b)	The Company issued 1,045,000 common shares pursuant to the exercise of stock options at prices ranging from CDN$0.10 to CDN$1.36;

	c)	The Company granted 3,200,000 stock options to directors, officers, consultants and employees at a price of CDN$2.76; and

d)
The Company provided notice on 10 April 2006 to the outstanding warrants holders of approximately 9.7 million warrants at prices between CDN$1.25 and CDN$2.00 that the accelerated expiry provision of their warrants was effectively triggered and all unexercised warrants as at the close of business on 10 May 2006 will have been deemed cancelled.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the years ended 31 January 2006, 2005 and 2004
U.S. Funds

16.	Contingent Liabilities and Commitments

a)
The Company has instituted a share bonus plan as part of its employment, management and consulting contracts for key management and project personnel. This bonus plan adds incentive for key personnel to reach certain prescribed milestones required to reach commercial production at the NorthMet Project. As at 31 July 2005, the Company had received shareholder approval of the Bonus Shares for Milestones 1 - 4 and regulatory approval for Milestones 1 and 2. Milestones 3 and 4 are subject to regulatory approval, which will be sought when the Company is closer to completing these Milestones. To date 1,590,000 shares have been issued for the achievement of Milestone 1. The bonus shares allocated for Milestones 1 thru 4 are valued using the Company’s closing trading price on 5 November 2003 of CDN$0.19 per share, the date of the approval of the bonus plan by the board of directors.

The summary of the share bonus plan is as follows:

	Bonus Shares
Milestone 1	1,590,000	(i) issued –Statement 2
Milestone 2	1,300,000	(ii)
Milestone 3	2,400,000	(iii)
Milestone 4	3,240,000	(iv)

(i)
Milestone 1 –Completion of an agreement with Cliffs-Erie LLC for the option to purchase of Cliffs-Erie facility to be used as a part of mining and processing operations for the NorthMet Project. This milestone was achieved on 16 February 2004 and therefore, during the year ended 31 January 2006, the Company accrued a CDN$302,100 (US$233,856) bonus as consulting fees and allotted 1,590,000 shares. These shares were issued in March 2005.

(ii)	Milestone 2 – Negotiation and completion of an off-take agreement with a senior metals producer for the purchase of raw materials to be produced from the NorthMet Project.

(iii)	Milestone 3 –Completion of a “bankable feasibility study” which indicates that commercial production from the NorthMet Project is viable.

(iv)	Milestone 4 – Commencement of commercial production at the NorthMet Project at a time when the company has not less than 50% ownership interest.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the years ended 31 January 2006, 2005 and 2004
U.S. Funds

16.	Contingent Liabilities and Commitments Continued

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

These allowances are based upon the Company’s implied market capitalization at the time of the take-over bid, calculated by multiplying the number of shares outstanding on a fully diluted basis by the take-over bid price per share. The severance payments would be as follows:

Market Capitalization	Total Severance Payments Required
Less than CDN$50 million	CDN$Nil
Between CDN$50 and CDN$75 million	CDN$200,000
Between CDN$75 and CDN$100 million	CDN$400,000

Thereafter severance payments increase by CDN$600,000 for every additional CDN$25 million of implied market capitalization, with no maximum.

c)
Pursuant to the Company’s Asset Purchase Agreement with Cliffs (Note 6), for as long as Cliffs owns 1% or more of the Company’s issued shares, Cliffs will have the right to participate on a pro-rata basis in future cash equity financings. This agreement will also include a first right of refusal in favour of the Company should Cliffs wish to dispose of its interest.