Form 20-F
period 2007-01-31
POLYMET MINING CORP
filed 2007-05-31
CIK 866028

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2007

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[   ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-18701

POLYMET MINING CORP.
(Formerly Fleck Resources Ltd.)
(Exact name of Registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 1003 – 1177 West Hastings St., Vancouver, British Columbia V6E 2K3
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Common Shares, without par value
(Title of Class)

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 121,378,876

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the
Securities Act. [   ] Yes  [X]  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to
file reports pursuant to Section 13 of 15(d) of the Securities Exchange Act of 1934. [   ] Yes [X] No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or
15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements
for the past ninety days. [X] Yes [   ] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-
accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the
Exchange Act. (Check one)

Large accelerated filer [   ]        Accelerated filer  [X]          Non-accelerated filer [   ]

Indicate by check mark which financial statement item the registrant has elected to follow:
[X]  Item 17        [   ]  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in
Rule 12b-2 of the Exchange Act) [   ] Yes [X]  No

Financial Statements:

i

This Annual Report on Form 20-F contains statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”). These statements appear in a number of different places in this Annual Report and can be identified by words such as "expects", “anticipates”, "believes", "intends", "estimates", “potential”, “possible”, "projects", "plans", and similar expressions, or statements that events, conditions or results “will”, “may”, “could”, or “should” occur or be achieved or their negatives or other comparable words. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may expressed or implied by such forward-looking statements. The statements, including the statements contained in Item 3D “Risk Factors”, Item 4B “Business Overview”, Item 5 “Operating and Financial Review and Prospects” and Item 11 “Quantitative and Qualitative Disclosures About Market Risk”, are inherently subject to a variety of risks and uncertainties that could cause actual results, performance or achievements to differ significantly. Forward-looking statements include statements regarding the outlook for our future operations, plans and timing for our exploration and development programs, statements about future market conditions, supply and demand conditions, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact. You are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties. Our actual results may differ materially from those in the forward-looking statements due to risks facing us or due to actual facts differing from the assumptions underlying our predictions. Some of these risks and assumptions include:

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

We advise you that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to us or persons acting on our behalf. We expressly disclaim any obligation to update publicly or otherwise these statements, whether as a result of new information, future events or otherwise except to the extent required by law. You should carefully review the cautionary statements and risk factors contained in this and other documents that we file from time to time with the Securities and Exchange Commission (the “SEC”).

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not required.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3. KEY INFORMATION

A.        Selected Financial Data

The following table presents selected financial information. Our financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP); the application of which conforms in all material respects for the periods presented with United States (“US”) GAAP, except as disclosed in the footnotes to the financial statements. The selected financial data should be read in conjunction with the consolidated financial statements and other information included elsewhere in the Annual Report.

Selected Financial Data
(US$ in 000’s, except loss per share and weighted average shares))

	Year Ended	Year	Year	Year	Year
	1/31/07	Ended	Ended	Ended	Ended
		1/31/06	1/31/05	1/31/04	1/31/03
		(as restated)	(as restated)
Revenue	$ –	$ –	$ –	$ –	$ –
Income (loss) from Operations	$ –	$ –	$ –	$ –	$ –
Net Loss	$ (17,893)	$ (15,929)	$ (4,416)	$ (147)	$ (472)
US GAAP Net Loss	$ (18,048)	$ (15,976)	$ (4,416)	$ (147)	$ (469)
Loss Per Share	$ (0.16)	$ (0.22)	$ (0.09)	$ –	$ (0.01)
US GAAP Loss Per Share[1]	$ (0.16)	$ (0.22)	$ (0.08)	$ –	$ (0.01)
Diluted Net Loss Per Share	$ (0.16)	$ (0.22)	$ (0.09)	$ –	$ (0.01)
Dividends Per Share	$ –	$ –	$ –	$ –	$ –
Weighted Average Shares[1]	114,754,213	73,484,490	51,946,290	32,452,000	32,658,000
Working Capital	$ 5,650	$ 9,070	$ 1,274	$ 424	$ (73)
Total Assets	$ 48,731	$ 26,034	$ 2,350	$ 1,025	$ 52
US GAAP Total Assets[2]	$ 48,731	$ 26,034	$ 2,350	$ 1,025	$ 52
Long-Term Debt	$ 11,853	$ 1,420	$ –	$ –	$ –
Shareholders’ Equity	$ 29,938	$ 19,387	$ 2,019	$ 926	$ (31)
US GAAP Shareholders’	$ 29,736	$ 19,340	$ 2,019	$ 926	$ (29)
Equity[2]
Capital Stock	$ 72,923	$ 46,009	$ 19,027	$ 15,232	$ 14,183

US GAAP Mineral Properties[2]	$ 37,854	$ 14,178	$ –	$ –	$ –

[1]

Under US GAAP, contingently-cancelable (and escrowed) common shares would not have been included in the calculation of the weighted average number of shares used to determine EPS. We have no such shares.

[2]

Under US GAAP, exploration and development costs incurred on properties where mineralization has not been classified as proven and probable reserves under SEC rules are expensed as incurred. Accordingly, certain costs are capitalized for Canadian GAAP purposes, but expensed under US GAAP

[3] .

During the year ended 31 January 2007, the Company re-examined its accounting for warrants and the share bonus program. As a result of this re-examination, the Company determined that share capital and contributed surplus were inappropriately measured and recognized during the year ended 31 January 2006. As a result, as at 31 January 2006, share capital was overstated by $3,653,000 and contributed surplus was understated by the same amount. Furthermore, the Company determined that consulting fees charged to the consolidated statement of loss for the year ended 31 January 2005 under the share bonus program were understated by $638,000. The Company has restated its consolidated financial statements for the years ended 31 January 2006 and 2005 to reflect these items. As a result of the restatement, Loss per Share for the year ended 31 January 2005 increased by $0.02.

Unless otherwise indicated, all monetary amounts in this annual report are expressed in United States dollars , the Company’s reporting currency.

D.        Risk Factors

Factors that could cause our actual results to differ materially from those described in the forward-looking statements contained in this Annual report and other documents we file with the Securities and Exchange Commission include the risks described below. You should also refer to the other information in this Annual Report, including the financial statements and accompanying notes thereto.

RISKS RELATING TO OUR BUSINESS

Our metals exploration and development efforts are highly speculative in nature and may be unsuccessful.

As a development stage company, our work is speculative and involves unique and greater risks than are generally associated with other businesses.

The development of mineral deposits involves uncertainties, which careful evaluation, experience, and knowledge cannot eliminate. Although the discovery of an ore body may result in substantial rewards, few properties explored are ultimately developed into producing mines. It is impossible to ensure that the current development program we have planned will result in a profitable commercial mining operation. Significant capital investment is required to achieve commercial production from successful exploration efforts.

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

  Substantial expenditures are required to construct mining and processing facilities; and

  In the development stage of a mining operation, our mining activities could be subject to substantial operating risks and hazards, including metal bullion losses, environmental hazards, industrial accidents, labor disputes, encountering unusual or unexpected geologic formations or other geological or grade problems, encountering unanticipated ground or water conditions, cave-ins, pit-wall failures, flooding, rock falls, periodic interruptions due to inclement weather conditions or other unfavorable operating conditions and other acts of God. Some of these risks and hazards are not insurable or may be subject to exclusion or limitation in any coverage which we obtain or may not be insured due to economic considerations.

As a result of all of these factors, we may run out of money, in which case we will have to suspend or cease operations.

We have had no production history and we do not know if we will generate revenues in the future.

While we were incorporated in 1981, we have no history of producing minerals. We have not developed or operated any mines, and we have no operating history upon which an evaluation of our future success or failure can be made. We currently have no mining operations of any kind. Our ability to achieve and maintain profitable mining operations is dependent upon a number of factors, including our ability to either attract a partner to operate, or to successfully build and operate mines, processing plants and related infrastructure ourselves.

We are subject to all the risks associated with establishing new mining. We may not successfully establish mining operations or profitably produce metals at any of our properties. As such, we do not know if we will ever generate revenues.

We have a history of losses which we expect to continue into the future. If we do not begin to generate revenues or find alternate sources of capital, we will either have to suspend or cease operations.

As a development stage company with no holdings in any producing mines, we continue to incur losses and expect to incur losses in the future. As of January 31, 2007, we had an accumulated deficit of $52,599,000. We may not be able to achieve or sustain profitability in the future. If we do not begin to generate revenues or find alternate sources of capital, we may either have to suspend or cease operations.

We may not be able to raise the funds necessary to develop our mineral properties. If we are unable to raise such additional funds, we will have to suspend or cease operations.

We will need to seek additional financing to complete our development and construction of the NorthMet Project. Sources of such external financing include future equity offerings, advance payments by potential customers to secure long-term supply contracts, grants and low-cost debt from certain state financial institutions, and commercial debt secured by the NorthMet Project. The failure to obtain such additional financing could have a material adverse effect on our results of operations and financial condition. We may not be able to secure the financing necessary to sustain exploration and development activities in the future. If we cannot raise the money necessary to continue to explore and develop our property, we will have to suspend or cease operations.

Our actual reserves and mineral resources may not conform to our established estimates.

The figures for reserves and mineral resources stated in this Annual Report are estimates and no assurances can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Market fluctuations and the prices of metals may render reserves and mineral resources uneconomic. Moreover, short-term operating factors relating to the mineral deposits, such as the need for the orderly development of the deposits or the processing of new or different grades of ore, may cause a mining operation to be unprofitable in any particular accounting period.

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

Our future activities could be subject to environmental laws and regulations which may have a materially adverse effect on our future operations, in which case our operations could be suspended or terminated.

We, like other development stage companies doing business in the United States and Canada, are subject to a variety of federal, provincial, state and local statutes, rules and regulations designed to, among other things:

  protect the environment, including the quality of the air and water in the vicinity of exploration, development, and mining operations;

  remediate the environmental impacts of those exploration, development, and mining operations;

  protect and preserve wetlands and endangered species; and

  mitigate negative impacts on certain archeological and cultural sites.

We are required to obtain various governmental permits to conduct exploration at our properties. Obtaining the necessary governmental permits is often a complex and time-consuming process involving numerous U.S. or Canadian federal, provincial, state, and local agencies. The duration and success of each permitting effort is contingent upon many variables not within our control. In the context of obtaining permits or approvals, we must comply with known standards, existing laws, and regulations that may entail greater or lesser costs and delays depending on the nature of the activity to be permitted and the interpretation of the laws and regulations implemented by the permitting authority. The failure to obtain certain permits or the adoption of more stringent permitting requirements could have a material adverse effect on our business, operations, and properties and we may be unable to proceed with our exploration and development programs.

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

The process of obtaining federal and local regulatory approvals is increasingly cumbersome, time-consuming, and expensive, and the cost and uncertainty associated with the permitting process could have a material adverse effect on exploring, developing or mining our properties. Moreover, compliance with statutory environmental quality requirements described above may require significant capital outlays, significantly affect our earning power, or cause material changes in our intended activities. Environmental standards imposed by federal, state, or local governments may be changed or become more stringent in the future, which could materially and adversely affect our proposed activities.

Because the price of metals fluctuate, if the prices of metals in our ore body decrease below a specified level, it may no longer be profitable to develop our NorthMet Project for those metals and we will cease operations.

Prices of metals are determined by some of the following factors:

  expectations for inflation;

  the strength of the United States dollar;

  global and regional supply and demand; and

  political and economic conditions and production costs in major metals producing regions of the world.

The aggregate effect of these factors on metals prices is impossible for us to predict. In addition, the prices of metals are sometimes subject to rapid short-term and/or prolonged changes because of speculative activities. The current demand for and supply of various metals affect the prices of copper, nickel, cobalt, platinum, palladium and gold, but not necessarily in the same manner as current supply and demand affect the prices of other commodities. The supply of these metals primarily consists of new production from mining. If the prices of copper, nickel, cobalt, platinum, palladium and gold are, for a substantial period, below our foreseeable costs of production, we could cease operations.

We may not have adequate, if any, insurance coverage for some business risks that could lead to economically harmful consequences to us.

Our businesses are generally subject to a number of risks and hazards, including:

  industrial accidents;

  railroad accidents;

  labor disputes;

  environmental hazards;

  electricity stoppages;

  equipment failure; and

  severe weather and other natural phenomena.

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

In addition, because mines have limited lives we must periodically seek to replace and expand our reserves by acquiring new properties. Significant competition exists to acquire properties producing or capable of producing copper, nickel and other metals.

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

RISKS RELATED TO THE OWNERSHIP OF OUR STOCK

We may experience volatility in our stock price.

Our common shares are listed for trading on the Toronto Stock Exchange and on the American Stock Exchange. Our shareholders may be unable to sell significant quantities of the common shares into the public trading markets without a significant reduction in the price of the shares, if at all. The market price of our common shares may be affected significantly by factors such as changes in our operating results, the availability of funds, fluctuations in the price of metals, the interest of investors, traders and others in development stage public companies such as us and general market conditions. In recent years the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small capitalization development companies similar to us, have experienced wide fluctuations, which have not necessarily been related to the operating performances, underlying asset values, or the future prospects of such companies. There can be no assurance that future fluctuations in the price of our shares will not occur.

A large number of shares will be eligible for future sale and may depress our stock price.

Our shares that are eligible for future sale may have an adverse effect on the price of our stock. As of January 31, 2007 there were 121,378,876 of our common shares outstanding. The average trading volume for the three months prior to January 31, 2007 was approximately 51,000 shares per day on the Toronto Stock Exchange and 133,000 shares per day on the American Stock Exchange. Sales of substantial amounts of our common shares, or a perception that such sales could occur, and the existence of options or warrants to purchase common shares at prices that may be below the then current market price of our common shares, could adversely affect the market price of our common shares and could impair our ability to raise capital through the sale of our equity securities.

Your ownership interest, voting power and the market price of our common stock may decrease because we have issued, and may continue to issue, a substantial number of securities convertible or exercisable into our common stock.

We have issued common shares and options, and warrants to purchase our common shares to satisfy our obligations and fund our operations (see Item 5.A). In the future, because we currently do not have a source of revenue, we will likely issue additional common shares, options, warrants, preferred stock or other securities exercisable for or convertible into our common shares to raise money for our continued operations or as non-cash incentives to our own and our subsidiaries' directors, officers, insiders, and key employees. If additional sales of equity occur, your ownership interest and voting power in us will be diluted and the market price of our common shares may decrease.

Under our “rolling” Stock Option Plan which was adopted on October 3, 2003, approved by our shareholders on May 28, 2004, and accepted by the TSX-Venture Exchange on June 29, 2004, options may be granted equal in number to 10% of the issued and outstanding capital of the Company at the time of grant of the stock option. As of January 31, 2007 we could issue options to purchase up to 12,137,887 shares. Under our bonus share incentive plan (the “Bonus Plan”) for our directors and key employees approved by the disinterested shareholders at the Company’s shareholders’ meeting held on May 28, 2004 we may issue an additional 4,940,000 shares upon achieving certain milestones. On November 4, 2004, the Company adopted, and the shareholders approved, a revised Bonus Plan limiting the aggregate shares that may be issued under the Bonus Plan and the Company’s Amended Stock Option plan to not more than 20% of the Company’s issued and outstanding capital at the time of the issuance of options and bonus shares.

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

Our principal executive office is situated at Suite 1003 –1177 West Hastings Street, Vancouver, B.C. V6E 2K3. Our phone number is (604) 669-4701. Our registered and records office is located at our legal counsel’s offices situated at 2500 – 700 West Georgia Street, Vancouver, B.C. V7Y 1B3. Our agent in the U.S. is Poly Met Mining, Inc. whose office is located at P.O. Box 475, County Road 666, Hoyt Lakes, Minnesota 55750-0475.

We are a reporting issuer in the following Canadian provinces: Alberta, British Columbia, and Ontario. Our common shares have been listed on the TSX Exchange (TSX) since February 1, 2007 and, formerly, on the TSX Venture Exchange (TSX V) (formerly the Vancouver Stock Exchange) from April 13, 1984 to January 31, 2007 under the symbol "POM" and since June 26, 2006 our common shares have been listed on the American Stock Exchange (AMEX) under the symbol “PLM”.

During the years ended January 31, 2007, 2006, and 2005 we spent $13.015 million, $12.130 million and $1.623 million, respectively to acquire property, and perform pre-feasibility work and perform work post completion of our Definitive Feasibility Study primarily on our NorthMet Project located in Minnesota, USA. In addition, during the years ended January 31, 2007, 2006, and 2005 we issued shares valued at $6.160 million, $7.564 million and $0.229 million, respectively, in optioning and purchasing a nearby crushing and grinding plant and associated infrastructure (the “Erie Plant”) and land.

All of these expenses were incurred at our NorthMet Project and were funded from the proceeds of equity financings. With the exception of the Erie Plant acquisition, until the completion of Definitive Feasibility Study, these expenditures were expensed. Expenditures after the completion of the Definitive Feasibility Study, have been capitalized.

B.        Business Overview

We are a development stage company engaged in the exploration and development of natural resource properties. Our primary mineral property is the NorthMet Project, a polymetallic project located in northeastern Minnesota, USA.

In the years ended January 31, 2007, 2006 and 2005, we conducted exploration, development and acquisition activities only and did not conduct any operations that generated revenues. Thus, we rely principally on equity financings to fund our projects and expenditures.

Since 2003, we have focused on commencing commercial production on our NorthMet Project. We have focused our efforts on four main areas:

1.

Acquiring a large processing facility and associated infrastructure located approximately six miles west of our NorthMet deposit. Under an agreement dated February 14, 2004, we paid Cliffs Erie LLC, a subsidiary of Cleveland Cliffs, Inc. of Cleveland, Ohio (“Cliffs”), $500,000 and 1,000,000 of our common shares to acquire the exclusive option to purchase the Erie Plant, including certain property, plant and equipment from Cliffs at any time until June 30, 2006 subject to the payment of an additional $5.0 million within six months of completion of the Definitive Feasibility Study. During the fiscal year ended January 31, 2006, we and Cliffs agreed to expand the scope of the assets to be acquired from Cliffs and on November 15, 2005, we exercised this revised option by paying Cliffs an additional 6,200,547 of our common shares, $1.0 million in cash, and issuing a promissory note to Cliffs in the principal face amount of$2.4 million.

On December 20, 2006 we acquired extensive additional infrastructure associated with our NorthMet Project from Cliffs. We obtained a railroad connection linking the mine development site and the existing crushing and grinding plant that was acquired from Cliffs in 2005 as well as a 120-railcar fleet, locomotive fueling and maintenance facilities, water rights and pipelines, large administrative offices on site and approximately 6,000 acres to the east and west of the mine development site and contiguous to our existing tailing facilities.

The purchase price for this additional infrastructure consisted of 2 million of our common shares and US$15 million in cash to be issued and paid in four tranches:

•	2 million of our common shares;
•	US$1 million in cash was paid at closing;
•

US$7 million in cash is payable in quarterly installments of US$250,000 commencing December 31, 2006 with the balance payable upon receipt of commercial financing. Interest on the outstanding amount be payable quarterly from December 31, 2006 at the Wall Street Journal Prime Rate; and

•

US$7 million in cash is payable in quarterly installments of US$250,000 commencing on December 31, 2009. Interest will begin to accrue on the outstanding amount beginning on December 31, 2009 after which it will be payable quarterly at the Wall Street Journal Prime Rate.

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

On May 16, 2007, the Minnesota DNR announced that the draft Environmental Impact Statement (EIS) is anticipated to be available by early November 2007. Once the draft EIS is published, non-government organizations, government agencies and the public will have an opportunity to comment. The final EIS will incorporate analysis and appropriate responses to comments, a process that can take several months.

3.

Engineering and feasibility. We retained Bateman Engineering Pty. of Brisbane, Australia (“Bateman”) as the coordinating consultant to complete a review of the Scoping Study for the NorthMet Project and prepare a Definitive Feasibility Study (the “DFS”). On September 25, 2006 we reported that the Definitive Feasibility Study (DFS) prepared by Bateman confirmed the economic and technical viability of our NorthMet Project.

Bateman was responsible for:

	•	Completing the process design and detail engineering and estimates for the plant and infrastructure;
	•	Reviewing environmental permitting;
	•	Geo-statistical review of the ore body;

•	Mine planning and scheduling of ore and waste, and
•	Assessing marketing of the metals to be mined.

Bateman has sub-contracted some of the work to other specialist companies. In 2005, we received reports from Hellmann & Schofield, a geologic consulting firm, and Australian Mine Design Development Pty Ltd, a mine engineering firm, both of which are based in Australia, that provided a review of the geologic and mine model and mine planning.

As part of the data assembly that was used to support the DFS, we conducted an extensive program of drilling including infill and geotechnical core drilling that enhanced the quality of our geologic analysis and understanding and has provided us with material that has been used in pilot plant testing to optimize the process design.

Since completion of the DFS we have conducted an infill drill program comprising approximately 19,000 feet in 47 holes designed to improve the classification of reserves.

4.	DFS Overview. The DFS established several milestones for the NorthMet Project:

i)

Mineral Resources Expanded: measured and indicated mineral resources have been expanded to 422.1 million tons grading 0.28% copper, 0.08% nickel and 0.01 ounces per ton (opt) of precious metals (palladium, platinum and gold), compared with 358 million tons grading 0.26% copper, 0.08% nickel, and 0.01 opt of precious metals that was previously reported. In addition, the DFS reports inferred mineral resources of 120.6 million tons grading 0.25% copper, 0.07% nickel, and 0.01 opt of precious metals.

U.S. investors are cautioned that the SEC does not recognize these resource classifications. There is no assurance that any of our mineral resources will be converted into reserves under the disclosure standards of the SEC. Mineral resources are not reserves and do not have demonstrated economic viability.

ii)

Reserves Established: PolyMet has, for the first time, established proven and probable reserves. This material, contained within the measured and indicated resources, totals 181.7 million tons grading 0.31% copper, 0.09% nickel, and 0.01 opt of precious metals. These reserves, which represent only 43% of the measured and indicated resources, are based on copper at $1.25 per pound, nickel at $5.60 per pound, and precious metal prices of $210, $800 and $400 per ounce, respectively, for palladium, platinum and gold.

The final operational mine plan will be completed in parallel with the final stages of the permitting process. This will include the results from a highly selective drill campaign that we completed in April 2007 comprising approximately of 19,000 feet of drilling in 47 holes that is focused on converting resources into proven and probable reserves as well as completion of pit optimization that is expected to reduce the amount of waste material to be mined within the 20-year permit, reduce the unit costs per ton of rock mined, and may enhance the grade to be mined.

iii)

Project Scope Expanded: The DFS is based on processing of 32,000 tons of ore per day, compared with 27,500 tons per day in the previous Technical Report published in July 2004. The capital costs reflect PolyMet’s commitment to world class environmental practices that meet or exceed Minnesota’s stringent environmental standards. Furthermore, detailed engineering has demonstrated several operational improvements that have resulted in scope changes to the capital cost estimates.

iv)

Environmental Review: A considerable part of the DFS is focused on environmental considerations. Since starting the program in early 2004, PolyMet has already spent approximately $8 million on permitting and environmental work, including completion of the Environmental Assessment Worksheet, which has been subject to public review. The state of Minnesota has engaged Environmental Resource Management and Knight Piesold to complete the Environmental Impact Statement (EIS). The State has announced that it expects the draft EIS to be published by early November 2007.

v)

Capital Costs: Initial direct capital costs, including contingency, for this enlarged project are estimated at $312.1 million. Indirect costs including engineering and construction management, project insurance, the anticipated cost of environmental insurance related to reclamation and closure guarantees, and other owners costs are estimated at $67.5 million, for a total capital cost of $379.6 million. Sustaining capital is projected at $71.8 million for the first 20 years.

Approximately $52 million – or an increase of 22% – of the $140 million increase in initial direct costs compared with previous estimate in 2004 is related to inflation. The economic mine model also includes a total working capital requirement that peaks at approximately $22.0 million in full-scale production.

5.

Financing and corporate development. During the fiscal year ended January 31, 2007, we received approximately $18.7 million from the exercise of stock purchase warrants and stock options. Subsequent to the fiscal year end, we obtained approximately $41 million from a private placement financing of 15 million units, at US$2.75 per unit, with each unit comprising one common share and one-half of one warrant. Each, whole warrant is exercisable into a common share at a price of US$4.00 at any time until October 13, 2008 subject to an early trigger if the 20- day volume weighted average price of the common shares is US$6.00 or more.

We have also continued to strengthen our management team at both the corporate level and at our facilities in Minnesota. During the period ended January 31, 2007, we appointed Joe Scipioni as Vice President – Operations and Construction and Niall Moore as Corporate Secretary and Group Controller. Subsequent to the fiscal year end we appointed William D. Corneliuson to the Board, and we promoted Joe Scipioni to the position of Chief Operating Officer and appointed Phillip Brodie-Hall as Group Vice President – Construction and Andy Clark as Area Manager – Facilities. We also reported that Warren Hudelson had decided to retire from his position as Executive Vice President and Director of the US subsidiary, Poly Met Mining, Inc. but he will continue as an advisor to the Company in connection with permitting.

C.        Organizational Structure

We have two wholly owned subsidiaries: (1) Fleck Minerals Inc., incorporated in Ontario, Canada, and (2) Poly Met Mining, Inc., incorporated in Minnesota, USA.

D.        Property, Plant and Equipment

Plant

Our Erie Plant comprises a large crushing, grinding and milling facility that was built by LTV Steel in the mid-1950s and processed low grade iron ore known as taconite that was transported to the facility by railroad from local mines. Since the mid-1960s the plant was operated by Cliffs on behalf of LTV Steel and processed approximately 100,000 tons per day of taconite ore. The plant was shut down in 2000 when LTV Steel filed for bankruptcy protection since when it has been maintained initially by Cliffs and, since November 15, 2005, by us. The plant did not operate during the period ended January 31, 2007. The plant is located approximately six miles west of our NorthMet deposit, about five miles north-northwest of the town of Hoyt Lakes, itself located about fifteen miles west of Virginia, Minnesota. The plant covers approximately 6,400 acres, or approximately 10.0 square miles.

On December 20, 2006 we acquired from Cliffs a railroad connection linking the mine development site and the Erie Plant as well as a 120-railcar fleet, locomotive fueling and maintenance facilities, water rights and pipelines, large administrative offices on site and approximately 6,000 acres to the east and west of and contiguous to PolyMet's existing tailing facilities.

Before 2000, Cliffs had undertaken numerous programs to update and modernize control systems in the Erie Plant. The plant is generally in good physical condition and was operating at or near full capacity prior to its closure. We have examined the plant in detail and have restarted certain pieces of equipment and believe it to be serviceable.

Equipment

All of our material fixed assets are located at the Erie Plant and include: two rail dump pockets each with a 60” gyratory crusher, 3 x seven-foot standard cone crushers, 6 x seven-foot short-head crushers, 30 mill circuits each comprising one 12’x 14' rod mill and one 12’x 14' ball mill, 3 x 12'x 24' regrind mills, flotation cells, maintenance facilities and spare parts, extensive conveyors, feeders, bins, auxiliary facilities and offices, established infrastructure including a 250 MVA high voltage electrical substation, water supply, roads, tailings basins, 120 rail cars, locomotive fueling and maintenance facilities, water pipelines, and large administrative offices.

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

In 1987, the Minnesota Natural Resources Research Institute (“NRRI”) published data suggesting that a large resource of platinum group minerals or PGMs may be in the base of the Duluth Complex. In 1989, we acquired a 20-year renewable mining lease over the property from US Steel and commenced an investigation into the potential for mining and recovery of copper, nickel, and PGMs. We conducted a program to re-assay the previous drill core for PGMs. We entered into joint venture agreements with Nerco and Argosy Mining, which assisted in identifying and quantifying potential PGM values. However, the challenge of producing separate concentrates of saleable copper and nickel remained.

In the mid-90’s, we began investigating the use of hydrometallurgical processes, including bio-leaching and pressure oxidation. In 1998 we focused on a hydrometallurgical extractive technology, which led to the development of the PlatSol™ Process. This process uses autoclaves, which are high temperature, high pressure, oxygen-enriched vessels, to oxidize the sulfidic ores and leach the metals therein. This technology has been used commercially in the copper, nickel and precious metals industries since the 1980s.

In July 2000, we entered into a joint venture arrangement with North Limited (“North”), a major Australian mining company, to advance the NorthMet Project to commercial production. Under the joint venture arrangement, North had the opportunity to earn an 87.5% interest in the PolyMet Project by producing a feasibility study and funding 100% of the total capital costs to develop the project.

In August 2000, Rio Tinto Limited (“Rio Tinto”) completed an on-market takeover of North. Subsequently, Rio Tinto decided not to proceed with the NorthMet Project and we exercised our 30-day pre-emptive right, under a “change of control” clause, to terminate the joint venture arrangement. As a result, we regained a 100% interest in the NorthMet Project.

Following completion of the metallurgical pilot plant work in November 2000, we commissioned a pre-feasibility study on the project that was completed in April 2001. The pre-feasibility study included a 50,000 metric tonne per day (55,000 short tpd) operation and assumed the construction of a new, stand-alone processing plant including metal smelters to produce copper, nickel and cobalt metals on site. The study found the economics of the NorthMet Project were unacceptably low owing to the capital cost of building a new plant facility combined with low metal prices prevailing at that time. No further work was done until March 2003, when a new management team took over our company and commenced a detailed review of the project.

The new management team believed that the Erie Plant had the potential to substantially reduce the capital cost and to simplify the permitting process which could improve the project economics.

As of January 31, 2007, we have expended $38.166 million primarily on the acquisition of the Erie Plant and related infrastructure. During the three years ended January 31, 2007 we expended and additional $21.587 million on pre-feasibility work at the deposit and plant. Since inception, we have a cumulative deficit of $52.599 million, much of which has been incurred directly and indirectly in connection with our NorthMet Project. These expenditures supported drilling, sampling, assaying, environmental, metallurgical testing, and the pre-feasibility studies.

The following diagram illustrates the location of the NorthMet Project.

Figure No. 1
NorthMet Project Map

(b)        Location/Access/Climate

The NorthMet Project land position covers a total of 16,600 acres or 25.9 square miles comprising two areas: the NorthMet mine site totaling 4,200 acres or 6.5 square miles of patented mineral rights and the Erie plant site totaling 12,400 acres of freehold land located approximately six miles west of the mine site. The property is located in St. Louis County in the Mesabi Range District about 60 miles north of Duluth, Minnesota. The Project is easily accessible via state and county roads. The surfaced Hoyt Road links the plant to the town of Hoyt Lakes, itself approximately fifteen miles east of Virginia, Minnesota which is located on State Highway 53. The mine site is accessible by an all-season gravel road from the plant site and a private railroad crosses the property immediately south of the deposit and runs to the plant site. There is a high-voltage power line supplied by Minnesota Power that supplies the plant site and there is ready access to industrial electric power at the mine site. Two other railway lines are located within ten miles and connect with three ports on Lake Superior and into the US national and Trans-Canadian railroad system.

The northern Minnesota climate is continental, characterized by wide variations in temperature. The temperature in the nearby town of Babbit averages -14ºC (7ºF) in January and 19ºC (66ºF) in July. The average annual precipitation is 28 inches with approximately 30% during the months from November to April and 70% from May through October.

(c)        Claims and ownership

              (i)        NorthMet Lease

Pursuant to an agreement dated January 4, 1989, subsequently amended and assigned, we lease certain lands in covering 4,162 acres or 6.5 square miles located in St. Louis County, Minnesota, known as the NorthMet Project, from RGGS Land & Minerals Ltd., L.P (“RGGS”). During the year ended January 31, 2005, US Steel assigned the lease to RGGS. The current term of the renewable lease is 20 years and calls for future annual lease payments of $150,000 in January 2007 through 2009.

We can, at our option, terminate the lease at any time by providing written notice to RGGS at least 90 days prior to the effective termination date or can indefinitely extend the 20 year term by continuing to making the annual lease payment of $150,000 on each successive anniversary date.

The lease payments are considered advance royalty payments and will be deducted from future production royalties payable to RGGS, which range from 3% to 5% based on the net smelter return that we receive. Our recovery of the advance royalty payments is subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year.

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

The consideration for the Asset Purchase Agreement was $1.0 million in cash, the issuance of 6,200,547 of our common shares (issued on November 15, 2005, at fair market value of $7,564,444), and a note in the aggregate principal amount of $2.4 million plus interest at 4% a year that will be paid in quarterly installments of $250,000 commencing March 31, 2006. As of March 31, 2007 the first five payments have been made. As of January 31, 2007, $169,000 of accrued interest has been capitalized as part of the cost of the NorthMet Project assets.

On September 14, 2006, we announced that our wholly-owned US subsidiary Poly Met Mining, Inc. had entered into an agreement with Cliffs whereby we would acquired property and associated rights (Cliffs II.) We closed the transaction on December 20, 2006. The transaction provides us with a railroad connection linking the mine development site and the existing crushing and the Erie Plants well as a 120-railcar fleet, locomotive fueling and maintenance facilities, water rights and pipelines, large administrative offices on site and approximately 6,000 acres to the east and west of and contiguous to our existing tailing facilities.

The purchase price for this additional infrastructure consisted of 2 million of our common shares and US$15 million in cash to be issued and paid in four tranches:

  2 million shares of PolyMet;
  US$1 million in cash paid at closing;
  US$7 million in cash payable in quarterly installments of US$250,000 commencing December 31, 2006 with the balance payable upon receipt of commercial finance. Interest will be payable quarterly from December 31, 2006 at the Wall Street Journal Prime Rate; and
  US$7 million payable in quarterly installments of US$250,000 commencing on December 31, 2009. There will be no interest accrued until December 31, 2009 after which it will be payable quarterly at the Wall Street Journal Prime Rate.

PolyMet also assumed certain liabilities associated with the property.

As of March 31, 2007 we had paid the first two quarterly installments of the loan plus interest.

The Erie Plant
As set forth under the Asset Purchase Agreement, we have assumed certain ongoing site-related environmental and reclamation obligations of Cliffs in connection with the Erie Plant. Once we obtain our permit to mine and Cliffs is released from its obligations by certain state agencies, we will be directly obligated to comply with applicable environmental and reclamation obligations. Prior to Cliffs acquisition of the plant from LTV Steel and prior to our acquisition of the plant from Cliffs, both Cliffs and we undertook environmental assessments and concluded that there were no material liabilities other than the ultimate closure and reclamation of the site. Until operating permits are granted to us, Cliffs remains the named party of record for such obligations although, as part of the Asset Purchase Agreement, we have indemnified Cliffs for such costs. As of January 31, 2007 we estimate that liability to be approximately $23.4 million and, based on the expected timing of such payments, our cost of capital, and anticipated inflation rates, we made a provision of $3.4 million in our financial statements at that date.

Under the terms of the agreement Cliffs will have the right to participate on a pro-rata based on their ownership of 6.7% of our outstanding common shares in future cash equity financings. We have a 20 business day first right to either buy or place some or all of our shares owned by Cliffs should Cliffs decide to sell.

As of January 31, 2007, we do not have any producing mines, thus, we are not yet utilizing the Erie Plant.

The Erie Plant comprises a large crushing, grinding and million facility that was built by LTV Steel in the mid-1950s and processed low grade iron ore known as taconite that was transported to the facility by railroad from local mines. Since the mid-1960s the plant was operated by Cliffs on behalf of LTV Steel and processed approximately 100,000 tons per day of taconite ore. The plant was shut down in 2000 when LTV Steel filed for bankruptcy protection since when it has been maintained initially by Cliffs and, since November 15, 2005, by us. The plant did not operate during the period ended January 31, 2007.

The plant is located approximately six miles west of our NorthMet deposit, about five miles north-northwest of the town of Hoyt Lakes, itself located about fifteen miles west of Virginia, Minnesota. The plant covers approximately 12,400 acres, or approximately 19.4 square miles, and is powered by electricity from local power lines.

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

With the completion of Cliffs II, we also own a 120-railcar fleet, locomotive fueling and maintenance facilities, water rights and pipelines, and large administrative offices on site.

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

We commenced the permitting process in early 2004. As of January 31, 2007, we had spent approximately $6.5 million on environmental and permitting activities and we anticipate spending an additional $5.0 million to complete this work.

(e)        History of Exploration

Prospectors first discovered copper and nickel near Ely, Minnesota about 20 miles north of NorthMet in the 1940s. Subsequently, the Bear Creek Mining Company conducted a regional exploration program resulting in the discovery of the Babbitt deposit (northeast of NorthMet). US Steel staked an exploration program in the Duluth Complex in the late 1960’s and over the next few years drilled 112 core holes into the NorthMet property (then called Dunka Road).

In 1987, the Minnesota NRRI published data suggesting the presence of a large resource of PGMs in the base of the Duluth Complex and, in 1989 we commenced an investigation into the potential for mining and recovery of copper, nickel, and PGMs. We re-assayed pulps and rejects from the previous US Steel drilling to obtain data on the PGMs.

In the early 1990s we leased the NorthMet property first to Nerco Minerals and later to Argosy Mining which continued to delineate the contained PGMs and drilled a few additional core holes.

From 1998 to present, we have conducted four drilling programs totaling 243 holes for approximately 146,000 ft. of core and reverse circulation drilling. The latest campaign comprising 47 holes totaling 19,000 feet was completed subsequent to the fiscal year ended January 31, 2007 and, combined with earlier drilling, brings the total to 357 diamond and reverse circulation holes aggregating to approximately 280,000 feet. In addition, we have meticulously recompiled all prior work started by US Steel in 1969.

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

Important Notes and Assumptions Throughout.

1.               The terms Mineral Resources and Reserves as used herein conform to the definitions contained in National Instrument 43-101.

2.               Reserves are contained within the envelope of Measured & Indicated Mineral Resource. Mineral Resources are not Reserves and do not have demonstrated economic viability.

3.               Mineral Resources and Reserves have been calculated using the following metal prices: Copper - $1.25/lb, Nickel - $5.60 per pound, Cobalt - $15.25/lb, Palladium - $210 per ounce, Platinum - $800 per ounce and Gold - $400 per ounce.

4.               Base Case economics for the purpose of the Technical Report to NI 43-101standards are the weighted average of the three-year trailing (60%) and two-year forward (40%) market prices using July 31, 2006 as a reference for the three-year trailing price and average forward prices during July 2006 for forward prices. Specifically, these prices are: Copper - $2.25/lb, Nickel - $7.80 per pound, Cobalt - $16.34/lb, Palladium - $274 per ounce, Platinum - $1,040 per ounce and Gold - $540 per ounce.

5.               The copper equivalent grade is calculated by multiplying the grade of each metal by the metal price (in the same units) used in reserve and resource modeling (see note 3) and dividing the product by the copper price.

6.               The Net Metal Value (NMV) is calculated by summing the product of the grade of each metal, the metal price (in the same units) used in reserve and resource modeling (see note 3), the expected metal recovery, and the expected payment terms.

Mineral Resources and Reserves

The NorthMet deposit has been extensively drilled during several campaigns starting with US Steel Corporation’s work in the late 1960s and culminating in PolyMet’s 2005 program. Within the overall mineralized envelope, PolyMet has defined measured and indicated mineral resources above the 500-foot elevation (approximately 1,060 feet below surface.)

In addition to inferred mineral resources, the resource envelope remains open along strike and down dip. The DFS observes that, in addition to the measured, indicated and inferred mineral resources, there is another 75-100 million tons of “potential material” above the 500-foot elevation captured by extending the area of influence assumed for each sample and that historic drilling as much as 2,500 feet below surface (nearly 1,500 feet below the 500-foot elevation) has encountered mineralization with a grade comparable to or better than nearer-surface resources.

Within the mineral resource, PolyMet has established an initial proven and probable reserve.

July 2006 Mineral Resource and Reserve Estimate

Category	Short Tons (millions)	Copper (%)	Nickel (%)	Cobalt (%)	Palladium ppb	Platinum ppb	Gold ppb	Total precious metals (oz/st)	Net Metal Value (US$/st)

Mineral Resources

Measured (M)	133.7	0.298	0.087	0.007	269	67	35	0.011	15.11
Indicated (I)	288.4	0.266	0.078	0.007	231	66	33	0.010	13.54
M+I	422.1	0.276	0.081	0.007	243	66	34	0.010	14.04
Inferred	120.6	0.247	0.074	0.007	243	65	33	0.009	12.72

Reserves

Proven	80.4	0.32	0.09	0.0076	292	75	39	0.012	16.60
Probable	101.3	0.3	0.08	0.0074	268	79	38	0.011	15.45
Total	181.7	0.31	0.09	0.0075	279	77	39	0.012	16.34

f)       Geology and Mineralization

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

The Duluth Complex is represented by the Partridge River Intrusion which overlays the Biwabik Iron Formation – the Partridge River Intrusion can be sub-divided into seven lithologic units:

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

(g)       Development Plans

Since the previous Technical Report was published in July 2004, there have been numerous changes to the scope of the project. Most notably, the processing rate has been expanded by nearly 20% to 32,000 tons of ore per day. In addition, PolyMet is commitment to exceeding Minnesota’s environmental standards, which are amongst the most stringent in the world, resulting in additional costs.

Other scope changes, including construction of additional facilities to house the hydrometallurgical and metallurgical plants, have added to project capital. Total scope changes, including the expanded processing rate, account for approximately $90 million of the increase in capital costs since the previous estimate in 2004.

Capital Cost Estimate
($’000)

	Initial	Sustaining
Direct Costs
Mine & Mine Site Infrastructure	18,489	24,354
Railroad	8,464	33,344
Beneficiation Plant	62,992	0
Hydromet Plant	191,996	3,170
Tailings & Residue Disposal	3,134	7,949
Total Direct Costs	285,075	68,817
Contingency	27,070
Total	312,145
Indirect Costs
Total Indirect, including contingencies	67,495	2,970
Total Capital	379,640	71,787

Saleable Products
The DFS describes three products from NorthMet:

  High grade copper cathode that can be sold on the LME or COMEX markets or shipped directly to copper fabricators. Such product could potentially capture a premium price that has not been included in the economic analysis.
  A mixed hydroxide of nickel and cobalt that will be shipped to a third-party processor to produce nickel and cobalt metals. PolyMet is in advanced discussions with potential buyers for the product. In conjunction with these negotiations, PolyMet is continuing to analyze the economics of producing separate nickel- and cobalt-hydroxides at site.
  A precious metals precipitate that will be shipped to a third-party refiner for production of palladium, platinum and gold – PolyMet is in advanced discussions with potential buyers.

The copper metal will be electrowon from a copper sulfate solution from the hydrometallurgical plant – electrowinning is a well established, low-cost and low-energy process that eliminates the need for traditional smelting of sulfidic concentrates. Other metals will be shipped off site for final processing.

Key Data and Economic Analysis
The economics reported in the DFS reflect the initial mine plan which in turn is based on the permit application for a processing rate of 32,000 tons per day for an initial period of 20 years. As previously described, the pit plan is not fully optimized and the 20-year permit application covers significantly less than half of the measured and indicated resources already defined.

The table below sets out Base Case metal price assumptions and process recovery and key operating data for the average of the first five years of full-scale production. These data comprise metal content of the three products described above, the contribution to net revenue after third-party processing costs, estimates of cash costs for each metal using a co-product basis whereby total costs are allocated to each metal according to that metal’s contribution to the net revenue, cash costs on a by-product basis whereby revenues from other metals are offset against total costs and those costs divided by production – this analysis is included for copper and for nickel. The final columns show the increase or decrease in the EBITDA with a change in the price of each metal.

Base Case Price and Operating Assumptions and Key Production Numbers

Note: Costs are for Low Case metal price assumptions
The final table sets out key financial statistics – the internal rate of return on the future capital investment and the present value of the future cash flow (including capital costs) using a 5% and 7.5% discount rate on both a pre-tax and an after-tax basis. The bottom section of the table shows the average over the first five years of full-scale production for gross revenue (before royalties and third-party processing fees), net revenues (after those costs) and EBITDA.

The price assumptions include recent actual prices (July 2006), our Base Case described previously, and a Low Case that is comparable to but slightly more conservative than the SEC-standard for reserve calculation, namely the three-year trailing average to the end of July 2006. Finally, the table shows a sensitivity analysis of a ± 10% change in the Base Case metal price assumptions.

Economic Projections on a Range of Metal Price Assumptions

			Price Assumptions
		Average
		July 2006	Main Cases		Sensitivity

			Base Case	Low Case
			3-year trailing plus
			2-year forward		Base -10%	Base +10%

Metal Prices
Copper	$/lb	3.50	2.25	1.50	2.03	2.48
Nickel	$/lb	12.06	7.80	6.50	7.02	8.58
Cobalt	$/lb	14.52	16.34	15.25	14.71	17.97
Palladium	$/oz	322	274	225	247	301
Platinum	$/oz	1,241	1,040	900	936	1,144
Gold	$/oz	634	540	450	486	594
Financial Summary
Pre-tax
IRR	%	n/a	34.2%	17.4%	28.2%	40.9%
PV discounted at 5%	$'000	n/a	1,210,792	450,643	908,842	1,522,091
PV discounted at 7.5%	$'000	n/a	910,978	298,807	668,940	1,162,218
Post-tax
IRR	%	n/a	26.7%	13.4%	21.9%	31.9%
PV discounted at 5%	$'000	n/a	873,022	295,515	644,220	1,109,633
PV discounted at 7.5%	$'000	n/a	595,358	161,924	424,674	773,362
First 5 years:
Average gross revenue	$'000	504,438	341,417	259,111	307,275	375,559
Average net revenue	$'000	440,257	303,147	228,067	273,310	332,908
Average EBITDA	$'000	312,382	175,273	100,193	145,435	205,033

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

(a)       Operating Results

This discussion and analysis should be read in conjunction with our consolidated financial statements. Our functional currency is the United States dollar and our financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP); however, there are no material differences between U.S. GAAP and Canadian GAAP with regard to our financial statements. All amounts in this discussion and in the consolidated financial statements are expressed in United States dollars, unless identified otherwise.

Summary of Events During the Fiscal Year Ended January 31, 2007

During the year ended January 31, 2007, and through the date of the filing of this Annual Information Form / Annual Report on Form 20-F, the Company continued to advance its NorthMet Project including the activities noted below.

The Company reported the results of its pilot plant testing of flotation and hydrometallurgical extraction of metals from NorthMet ore samples. The test program was completed at SGS Lakefield Research (Canada) under the supervision of Bateman Engineering (Australia). The pilot plant program confirmed the technical feasibility of the NorthMet flotation and hydrometallurgical treatment process. Copper, nickel, cobalt, gold, platinum and palladium were successfully concentrated from three ore composites and extracted via the autoclave process. The extracted precious metals were recovered in a precipitate for off-site delivery to a refinery for treatment. Copper was recovered as LME grade-A copper cathode by conventional solvent extraction and electro-winning. Nickel and cobalt were recovered as either a combined "mixed hydroxide precipitate" or as separate purified nickel and cobalt hydroxide precipitate products for off-take/refinery treatment. The pilot plant provided engineering data for completion of the Definitive Feasibility Study. The pilot plant also provided environmental data for permitting of the NorthMet metallurgical facility.

On 25 September 2006 PolyMet announced that the Definitive Feasibility Study (“DFS”) prepared by Bateman Engineering (Pty) Ltd. (“Bateman”) confirms the economic and technical viability of the Company’s NorthMet copper-nickel-precious metals project. The executive summary of the DFS has been summarized in a Technical Report that confirms to National Instrument 43-101 and has been filed on PolyMet’s website (www.polymetmining.com) and on SEDAR.

The DFS describes measured and indicated mineral resources of 422.1 million tons grading 0.28% copper, 0.08% nickel and 0.01 ounces per ton (“opt”) of precious metals (palladium, platinum and gold). In addition, the DFS reports inferred mineral resources of 120.6 million tons grading 0.25% copper, 0.07% nickel, and 0.01 opt of precious metals. Mineral resources are not reserves and do not have demonstrated economic viability.

The DFS also established proven and probable mineral reserves. This material, contained within the measured and indicated mineral resources, totals 181.7 million tons grading 0.31% copper, 0.09% nickel, and 0.01 opt of precious metals. These mineral reserves are based on copper at $1.25 per pound, nickel at $5.60 per pound, and precious metal prices of $210, $800, and $400 per ounce respectively for palladium, platinum and gold.

The DFS is based on processing of 32,000 tons of ore per day, which is the size of operation being permitted.

Initial direct capital costs, including contingency, are estimated at approximately $312 million. Indirect costs including engineering and construction management, project insurance, the anticipated cost of environmental insurance related to reclamation and closure guarantees, and other owner’s costs are estimated at $68 million, for a total capital cost of approximately $380 million. Sustaining capital is projected at $72 million for the first 20 years.

The DFS estimates that the project will provide full-time employment for at least 400 people.

On 20 December 2006 we acquired extensive additional infrastructure associated with our NorthMet Project from Cliffs. We obtained a railroad connection linking the mine development site and the existing crushing and grinding plant that we acquired from Cliffs in 2005 as well as a 120-railcar fleet, locomotive fueling and maintenance facilities, water rights and pipelines, large administrative offices on site and approximately 6,000 acres to the east and west of the mine development site and contiguous to our existing tailing facilities.

The purchase price for this additional infrastructure consisted of 2 million of our common shares and US$15 million in cash to be issued and paid in four tranches:

  2 million shares of PolyMet;
  US$1 million in cash was paid at closing;
  US$7 million in cash is payable in quarterly installments of US$250,000 commencing 31 December 2006 with the balance payable upon receipt of commercial financing. Interest on the outstanding amount is payable quarterly from 31 December 2006 at the Wall Street Journal Prime Rate; and
  US$7 million in cash is payable in quarterly installments of US$250,000 commencing on 31 December 2009. Interest will begin to accrue on the outstanding amount beginning on 31 December 2009 after which it will be payable quarterly at the Wall Street Journal Prime Rate.

PolyMet has indemnified Cliffs for ongoing reclamation and remediation associated with the property.

With a total of 9,200,547 shares, Cliffs is now the beneficial owner of approximately 7.6% of the Company’s issued and outstanding common shares. Cliffs continues to have the right to participate on a pro-rata basis in future equity financings. PolyMet has the first right of refusal to place or acquire Cliff’s shares should Cliffs wish to dispose of its interest.

In January 2007, the Company submitted its NorthMet Project Description to state and federal regulators. The Project Description lays out the Company’s development plans and proposed environmental safeguards. Independent environmental contractors are preparing the Environmental Impact Statement (“EIS”) for the project. PolyMet and the regulatory authorities are discussing a revised schedule for completion and publication of the draft EIS. All parties recognize that it is imperative that the published document fully reflects PolyMet’s commitment to meet or exceed Minnesota’s environmental regulations and that a thorough and complete draft EIS should properly address concerns of interested parties. In view of these considerations, the draft EIS will not be published during the second quarter of 2007 as previously expected. PolyMet will report a revised schedule as soon as it becomes available.

Following publication of the draft EIS there will be a public comment period following which the final EIS is expected to be published for public comment. The issuance of a final EIS would allow PolyMet to apply for environmental and operating permits. Prior to receipt of these permits, the Company intends to secure production debt financing that would be available upon receipt of key permits, with construction slated to start upon availability of finance.

The final operational mine plan is currently being developed and is expected to include the results from a highly selective drill campaign which is focused on converting mineral resources into proven and probable mineral reserves as well as completion of pit optimization that is expected to reduce the strip (waste:ore) ratio, optimize equipment selection and mine scheduling and lower the mining costs. The optimized mine plan is scheduled for completion in the third quarter of 2007.

In March 2007, PolyMet appointed key operating and construction staff for the development of the NorthMet Project. The Company also engaged URS Corporation (“URS”) as lead contractor for the Engineering, Procurement and Construction Management of the NorthMet Project. PolyMet expects to benefit from URS’ International purchasing group as well as its project control systems that will provide cost and schedule monitoring for the Company and the anticipated project finance lenders. It is planned that Bateman will continue as the Owner’s Engineer and the DFS team will remain as the Process Design group. To optimize the construction phase of the project, Bateman has commenced developing detailed process packages in conjunction with the completion of the DFS.

Since completing the DFS in 2006, PolyMet’s construction team has been focused on optimizing the construction timeline and logistics, including assessing the possibility of achieving earlier sales of some products, as well as deferring substantial capital expenditures. Should this be practicable, PolyMet would not anticipate any significant change in the schedule for achieving initial revenues in late 2008 or early 2009.

Construction of NorthMet is expected to be made up of four major components:

1.	Refurbishment of the existing Erie Plant facilities;
2.	Construction of a new hydrometallurgical plant;
3.	Construction of the mine and reactivation of some existing mine infrastructure; and
4.	Implementation of environmental safeguards.

In addition to the aforementioned developments relating to the NorthMet Project, PolyMet completed the following corporate related activities.

On 10 April 2006 the Company announced that it was accelerating the expiry of all of the then outstanding share purchase warrants raising $14.31 million.

In June 2006, PolyMet commenced trading on the American Stock Exchange under the symbol PLM.

On 31 October 2006 the Company entered into an agreement with BNP Paribas (“BNPP”) whereby BNPP will advise and assist the Company in all aspects of preparation for construction financing. BNPP was issued warrants to purchase 600,000 common shares of PolyMet at $4.00 per share at any time prior to October 30, 2010 and, upon delivering a bona fide offer of project financing, warrants to purchase an additional 500,000 common shares of PolyMet at $4.00 per share at any time prior to October 30, 2010 will vest. In March 2007, BNPP, acting in its construction financing advisor capacity, retained Micon International Limited (“Micon”) as Independent Engineer in connection with construction finance for the NorthMet Project. Micon is undertaking a detailed review of the DFS.

In February 2007, PolyMet graduated from the TSX Venture Exchange to the Toronto Stock Exchange (“TSX”) and commenced trading on the TSX under the symbol POM.

On 8 March 2007, the Company announced that William D. Corneliuson had agreed to join its Board of Directors.

On 17 April 2007, PolyMet announced that it had closed a private placement financing of 15 million units, at US$2.75 per unit with each unit comprising one common share and one-half of one warrant. Each, whole warrant is exercisable into a common share at a price of US$4.00 at any time until October 13, 2008 subject to an early trigger if the 20-day volume weighted average price of the common shares is US$6.00 or more. After paying cash finders’ fees totaling US$1.43 million, the financing raised $39.82 million.

Summary of Operating Results

As of January 31, 2007, we operated in one segment, the exploration and development of the base and precious metals at its NorthMet Project in Minnesota, United States. Head office comprises general and administrative costs, stock based compensation expense, financing expenses, foreign exchange interest income, assets, purchase of property, plant and equipment and amortization reported by the Canadian head office.

	NorthMet	Head Office
	Project in
2007	U.S.		Consolidated

Segment operating loss	$9,069,000	$8,824,000	$17,893,000

Mineral property, plant and equipment	$38,056,000	$110,000	$38,166,000

Other assets	$830,000	$9,735,000	$10,565,000

Identifiable assets	$38,886,000	$9,845,000	$48,731,000

2006

Segment operating loss	$11,406,000	$4,523,000	$15,929,000

Mineral property, plant and equipment	$14,225,000	$22,000	$14,247,000

Other assets	$156,000	$11,631,000	$11,787,000

Identifiable assets	$14,381,000	$11,653,000	$26,034,000

2005

Segment operating loss (restated)	$1,856,000	$2,560,000	$4,416,000

MIneral property, plant and equipment	$12,000	$4,000	$16,000

Other assets	$974,000	$1,360,000	$2,334,000

Identifiable assets	$986,000	$1,364,000	$2,350,000

Year ended January 31, 2007 compared with the year ended January 31, 2006

Overall. Our focus for the fiscal year ended January 31, 2007 was to complete the Definitive Feasibility Study, complete our drill program and pilot plant testing and further advance the environmental and permitting process at the NorthMet Project. We continued to expand our operations in Minnesota by retaining more key consultants to assist in the environmental impact statement and permitting work as well as plan for the development of the project.

Loss for the year. We recorded a loss in the year ended January 31, 2007 of $17.893 million ($0.16 loss per share) compared to a loss of $15.929 million ($0.22 loss per share) in 2006 and $4.416 million ($0.09 loss per share) in 2005. The increase in the net loss for the year was primarily attributable to: the increased level of work; and an increase in general and administrative costs including non-cash stock compensation expense of $4.723 million (2006 - $3.523 million) and non-cash consulting fees expense of $1.289 million (2006 - $Nil). This was partially offset by lower pre-feasibility costs as the DFS was completed effective October 1, 2006 and site costs from that date were capitalized.

During 2007 we expended $8.844 million in exploration, pre-feasibility and lease payments compared to $11.120 million in 2006 and $1.623 million in 2005. The decrease in 2007 was a result of the completion of the DFS during the third quarter and the subsequent capitalizing of site costs.

General and Administrative expense for the year ended 31 January 2007 excluding non-cash stock based compensation expenses was $4.251 million compared with $1.655 million for the year ended 31 October 2006. The Company reported an increase in expenditures for:

  Consulting fees were $1,621,000 (2006 - $388,000) as a result of increased activity at both the corporate and project level and the issuance of bonus shares for successful completion of Milestone 3 (completion of a DFS which indicates that commercial production from the NorthMet Project is viable);
  Professional fees totaled $790,000 (2006 - $151,000) owing to increased legal, audit and other advisory fees as a result of increased corporate activity; and
  Transfer agent and filing fees were $272,000 (2006 - $65,000) as a result of listing on the Toronto Stock Exchange and the American Stock Exchange during the period.

Net interest income during the year ended 31 January 2007 was $428,000 compared with $148,000 in the year ended 31 January 2006. This increase was the result of higher cash balances on deposit and higher interest rates. Foreign exchange translation losses were $536,000 for the year ended 31 January 2007 (2006 – gain of $221,000). This increase was the result of changes in exposure and fluctuations in foreign exchange rates.

During the year, the Company re-examined its accounting for warrants and the share bonus program. As a result of this re-examination, the Company determined that share capital and contributed surplus were inappropriately measured and recognized during the year ended 31 January 2006. Furthermore, the Company determined that consulting fees charged to the consolidated statement of loss for the year ended 31 January 2005 under the share bonus program were understated by $638,000.

The company has restated its financial statements for the items above and the impacts on certain line items of the financial statements with significant changes were as follows:

Line Item	31 January 2006		31 January 2005

	As Previously	Revised	As Previously	Revised
	Reported		Reported
Consulting fees			372,000	1,010,000
Loss for the year			3,778,000	4,416,000
Deficit	34,068,000	34,706,000	18,139,000	18,777,000

Loss per share			(0.07)	(0.09)
Share capital	49,022,000	46,009,000	18,389,000	19,027,000

Contributed surplus	4,431,000	8,084,000

Year ended January 31, 2006 compared with the year ended January 31, 2005 (restated)

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

Loss for the year. We recorded a loss for the fiscal year ended January 31, 2006 of $15,929,000 ($0.22 loss per share) compared to a loss of $4,416,000 ($0.09 loss per share) in 2005. The increase in the net loss for the year was primarily attributable to the increased level of work, the Company’s accounting policy of expensing the costs of pre-feasibility work related to the NorthMet Project of $11,120,000 (2005 – $1,623,000), and an increase in general and administrative costs including non-cash stock compensation expense of $3,523,000 (2005 -$993,000) and non-cash consulting fees expense of $nil (2005 – $872,000).

During 2006 we expended $11,120,000 in exploration, pre-feasibility and lease payments compared to $1,623,000 in 2005. The substantial increase was a result of our direct participation in the environmental and permitting advancement at the NorthMet Project.

Stock-based compensation expense for the year ended January 31, 2006 was $3,523,000 representing an increase of approximately 255% compared to stock-based compensation expense of $993,000 for the year ended January 31, 2005. The stock-based compensation expense incurred during the fiscal year ended January 31, 2006 is the result of issuing 3,580,000 options to directors, officers, consultants, and employees, which is 1,035,000 more options than the 2,545,000 options issued during the year ended January 31, 2005, combined with a greater value per option based on the Black-Scholes calculation. These additional incentive options were part of our overall plan to align corporate development and shareholder value.

(b)       Liquidity And Capital Resources

Financing Activities

During the year ended 31 January 2007 the Company issued:

  14,662,703 common shares upon the exercise of warrants for proceeds of $14.310 million;

  2,193,000 common shares upon the exercise of options for proceeds of $765,000, and

  2,350,000 common shares under the Company’s Bonus Share Plan for deemed proceeds of $1,289,000.

During the year ended January 31, 2006, we completed:

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

In addition to the financings during the year ended January 31, 2006, we also issued:

  5,700,628 common shares pursuant to the exercise of 5,700,628, share purchase warrants for total proceeds of $3,296,143; and

  1,795,852 common shares pursuant to the exercise of stock options for total proceeds of $196,988.

During the year ended January 31, 2005, we issued:

  5,277,574 common share purchase warrants were exercised at exercise prices between CDN$0.10 - CDN$0.25 for proceeds of $828,554;

  stock options in the amount of 1,088,400 were exercised at prices between CDN$0.08 - CDN$0.13 per share for proceeds of $81,383; and

  a private placement for 1,550,000 units at a price of CDN$0.80 per unit and a private placement for 1,250,000 units at a price of CDN$0.80 per unit for total proceeds of $1,733,984.

Year Ended January 31, 2007

Our operating activities used cash of $12,228,000 during the fiscal year ended January 31, 2007 as compared to using cash of $10,846,000 during the fiscal year ended January 31, 2006 and $2,576,000 in the fiscal year ended January 31, 2005. The cash used for operations during the fiscal year ended January 31, 2007 was primarily due to our loss of $17,893,000, consulting fees of $1,289,000 paid with bonus shares and stock-based compensation paid of $4,723,000.

Cash used in investing activities was $4,171,000 the fiscal year ended January 31, 2007 as compared to using cash of $203,000 during the fiscal year ended January 31, 2006 and $823,000 in the fiscal year ended January 31, 2005. The cash used for investing activities during the fiscal year ended January 31, 2007 was primarily due to capitalization of site related costs subsequent to the completion of the DFS late in September 2006 and a payment of $1,000,000 made to Cliffs in connection with the acquisition of the additional property and associated rights near the Erie Plant.

We generated cash of $13,625,000 in financing activities during the fiscal year ended January 31, 2007 as compared to generating cash of $22,209,000 during the fiscal year ended January 31, 2006 and $3,414,000 in the fiscal year ended January 31, 2005. Cash from financing activities for the year ended January 31, 2007 was from the exercise of options, and share purchase warrants, partially offset by scheduled debt repayments. Cash from financing activities for the year ended January 31, 2006 was from the proceeds of four private placements, the exercise of share purchase warrants and stock options, and proceeds from share subscriptions.

Total cash for the year ended 31 January 2007 decreased by $2.774 million for a balance of $8.897 million compared to the year ended 31 January 2006 where cash increased $11.160 million to a balance of $11.671 million.

Substantially all cash and equivalents are held in Canadian currency.

As at 31 January 2007 the Company had working capital of $5.650 million compared with $9.070 million at 31 January 2006 consisting primarily of cash of $8.897 million (31 January 2006 - $11.671 million), accounts payable of $1.518 million (31 January 2006 - $1.717 million) and the current portion of the notes to Cliffs of $2.000 million (31 January 2006 - $1.000 million). The Company expects to pay the remaining balance of $11.853 million (31 January 2006 - $1.420 million) long term notes to Cliffs from working capital, additional financing and funds from operations once commercial production has commenced.

On 17 April 2007, the Company closed a non-brokered private placement financing of 15 million units at US$2.75 per unit, with each unit comprising one common share and one-half of one warrant. Each whole warrant is exercisable into a common share at a price of US$4.00 at any time until 13 October 2008, subject to an early trigger if the 20-day volume weighted average price of the common shares is US$6.00 or more. In connection with the private placement, the Company has paid finders’ fees totaling US$1.43 million in cash, 150,000 shares and 520,000 broker warrants having the same terms as the warrants described above.

As a result of the private placement as described above, the Company is able to meet its current obligations through to permitting and to service and repay its debt to Cliffs due in the next year.

Should the Company wish to continue to further advance the NorthMet Project to commercial production PolyMet will require additional funds. As the Company has no operating revenues, the only source of liquidity consists primarily of cash flows from proceeds of equity issues and eventual project financing. The Company has entered into an agreement with BNP Paribas (“BNPP”) whereby BNPP will advise and assist PolyMet in all aspects of preparation for construction finance. As part of this agreement, BNPP was issued warrants, subject to regulatory approval, to purchase 600,000 shares of PolyMet common stock at $4.00 at any time prior to October 30, 2010 and, upon delivering a bona fide offer of project financing, warrants to purchase an additional 500,000 shares of PolyMet at $4.00 at any time prior to October 30, 2010 will vest.

There can be no assurance that the Company will be able to continue to raise funds, in which case it may be unable to continue to advance the NorthMet Project. Should PolyMet be unable to realize on its assets and discharge its liabilities in the normal course of business, the realizable value of its assets may be materially less than the amounts recorded on the balance sheets. See Risk Factors.

Debt

Pursuant to Asset Purchase Agreements the Company’s wholly owned subsidiary Poly Met Mining, Inc. signed three notes payable to Cliffs in the amounts of $2,400,000, $7,000,000 and $7,000,000, respectively. The first note is interest bearing at the annual simple rate of four percent (4%) and shall be paid in quarterly instalments equal to $250,000 for total repayment of $2,500,000. The second note is interest bearing at the Wall Street Journal Prime Rate and shall be paid in quarterly instalments equal to $250,000 commencing 31 December 2006, with the balance repayable upon receipt of commercial financing, for total repayment of $7,000,000. The third note is interest bearing at the Wall Street Journal Prime Rate and shall be paid in quarterly instalments equal to $250,000 commencing on 31 December 2009 for total repayment of $7,000,000. No interest will be payable on the third note until 31 December 2009, accordingly it has been fair valued, for balance sheet purposes, by discounting it at the Wall Street Journal Prime Rate. As at 31 January 2007 the outstanding long term debt was as follows:

	31 January 2007	31 January 2006

Notes Payable	$13,768	$2,400
Accrued interest	85	20
Total debt	13,853	2,420
Less current portion	(2,000)	(1,000)

Long term debt	$11,853	$1,420

We anticipate using working capital, additional financing and funds from operations once commercial production has commenced to meet the above payment obligations to Cliffs

(c)       Research and Development, Patents and Licenses, Etc.

Not applicable.

(d)       Trend Information

Not applicable.

(e)       Off-Balance Sheet Arrangements

Not applicable.

(f)       Tabular Disclosure of Contractual Obligations

The following table lists as of 31 January 2007 information with respect to the Company’s known contractual obligations:

	Payments due by period
	Total	Less than 1	1 – 3 years	3 – 5 years	More than 5
Contractual Obligations		year			years
Accounts payable and	$1,518,000	$1,518,000	$-	$-	$-
accrued liabilities
Long-term debt obligations	17,890,000	2,571,000	8,163,000	2,808,000	4,348,000
Asset retirement obligation	23,412,000	429,000	1,235,000	393,000	21,355,000
Total	$42,820,000	$4,518,000	$9,398,000	$3,201,000	$25,703,000

Long-term debt obligations (including the current portion) are set out in this table on an undiscounted basis and include anticipated interest. Asset retirement obligation represents the undiscounted obligation at 31 January 2007.

(g)       Critical Accounting Policies

The consolidated financial statements of the Company. have been prepared in accordance with accounting principles generally accepted in Canada that require management to make assumptions and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the financial statements. Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, expected economic lives of plant and equipment, anticipated costs of asset retirement obligations including the reclamation of mine site, valuation of options and share purchase warrants, and the assessment of impairment in value of long lived assets.

Mineral Property, Plant and Equipment

Mineral property costs, aside from mineral property acquisitions costs, incurred prior to determination of the DFS are expensed as incurred and expenditures incurred subsequent to the DFS and mineral property acquisition costs are deferred/capitalized until the property is placed into production, sold, allowed to lapse or abandoned.

Acquisition costs include cash and fair market value of common shares.

As a result of the Definitive Feasibility Study on the NorthMet Project, the Company has now entered the development stage and has elected to defer mineral property development expenditures related to the NorthMet Project effective 1 October 2006.

Plant and equipment are recorded at cost and depreciated over the estimated life of the related assets calculated on a unit of production or straight-line basis, as appropriate. Mineral property, plant and equipment related to the NorthMet Project will begin to be amortized at the time the project commences operations.

Stock-Based Compensation and Share Purchase Warrants

All stock-based awards made to employees and non-employees are measured and recognized using a fair value based method. For employees, the fair value of the options is measured at the date of the grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For employees and non-employees, the fair value of the options is accrued and charged to operations, with the offsetting credit to contributed surplus, on a straight-line basis over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

The Company issues share purchase warrants in connection with certain equity transactions. The fair value of the warrants, as determined using the Black-Scholes option pricing model, is credited to contributed surplus. The recorded value of share purchase warrants is transferred to share capital upon exercise.

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

The operations of the Company may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company may vary greatly and are not predictable.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       Directors and Senior Management

Each Director serves until the next annual general meeting of shareholders or until his/her successor is duly elected, unless his/her office is vacated in accordance with our Certificate of Incorporation.

Vacancies on the Board of Directors are filled by election from nominees chosen by the remaining Directors and the persons filling those vacancies will hold office until the next annual general meeting of shareholders, at which time they may be re-elected or replaced. (For more details on the process for nominating directors, see our Nominations Committee Charter, attached hereto as Exhibit 11.2. )

The following is a list of the names and ages of our directors and executive officers:

Name	Age	Position
William Murray	58	Director, President, and Chief Executive Officer
Douglas J. Newby	48	Chief Financial Officer
Joseph Scipioni	53	Chief Operating Officer
Niall Moore	45	Corporate Secretary and Group Controller
David Dreisinger	49	Director
W. Ian L. Forrest	68	Director, Chairman of the Board
George Molyviatis	44	Director
James Swearingen	63	Director
William Corneliuson	64	Director

William Murray has served as our President and Chief Executive Officer and as director since March 2003. Mr. Murray is an engineer in the mining industry with 37 years of experience in construction management and project evaluation in North America and Africa. He became involved with our operations in March 2003 as a principal of Optimum Project Services Ltd., a consulting firm whose work with us led to technical improvements and large capital cost reductions on the NorthMet Project. Prior to that, Mr. Murray was employed by at Fluor Daniel, a large U.S. Engineering & Construction contractor, as the Director of New Business from October 1989 to April 1993. From September 1981 to May 1987, Mr. Murray was a Director of Project Services at Denison Mines where he participated in the construction of the $1.2 billion Quintette Coal project. From September 1970 to August 1981, Mr. Murray held a number of positions at Anglo American Corp in South Africa, principally in the Gold Division, where he was eventually promoted to the rank of Chief Engineer. Mr. Murray is also a Director of Baja Mining Corp. Mr. Murray resides in Canada.

Douglas J. Newby has served as our Chief Financial Officer since November 2005. Mr. Newby has approximately 26 years of experience in the evaluation and financing of mining companies and projects around the world. Before coming to PolyMet, Mr. Newby served variously as a Director, Executive Vice President, interim Chairman, President and Chief Executive Officer Western Goldfields, Inc. a US-based gold mining company. Mr. Newby has also been President of Proteus Capital Corp., a corporate advisory firm that specializes in the natural resource industries, since July 2001. Mr. Newby served as Managing Director of Proteus Consultants Ltd. from January 1991 to July 2001 and Managing Partner of Moyes Newby & Co., Inc. from April 1994 to December 1998, both of which provided corporate advisory services primarily to the international energy and mining industries. Since January 2004, Mr. Newby has served as Vice-President of Cadence Resources Corporation, an oil and gas exploration and development company. Before forming Proteus Consultants Ltd., Mr. Newby held senior positions with the investment banking firms of S.G. Warburg & Co., Inc., Morgan Grenfell & Co., and James Capel & Co. His primary responsibility with us is to structure and arrange financing to place our NorthMet Project into production.

Joseph Scipioni has served as Vice-President – Operations and Construction since July 2006 and as Chief Operating Officer since March 2007. Mr. Scipioni has more than 30 years experience with United States Steel Corporation where he worked in a number of progressively senior positions in operations. His last position was Plant Manager at the Keewatin Taconite plant in Minnesota. In addition, Mr. Scipioni has served in leadership positions with the Iron Mining Association of Minnesota, Central Iron Range Initiative, United Way of Northeastern Minnesota and Hibbing Chamber of Commerce.

Niall Moore has served as our Corporate Secretary since December 2006 and as our Group Controller since September 2007. Mr. Moore has over 20 years of experience with public companies in the resource sector. Most recently, he worked fulltime as Director, Corporate Reporting for Placer Dome Inc. and as a consultant to Barrick Gold, Inc. Prior to that was an audit partner at Ernst & Young LLP. He has extensive experience in financial reporting, compliance and valuation work. His primary responsibilities with the Company include legal and regulatory compliance, financial reporting and internal controls.

Dr. David Dreisinger has served as a member of our board of directors since October 2003. Dr. Dreisinger also serves on our audit, compensation, and corporate governance committees. Dr. Dreisinger is currently a member of the faculty at the University of British Columbia in the Department or Metal and Material Engineering. He has published over 100 papers and has been extensively involved as a process consultant in industrial research programs with metallurgical companies. Dr. Dreisinger has participated in 11 U.S. patents for work in areas such as pressure leaching, ion exchange removal of impurities from process solutions, use of thiosulfate as an alternative to cyanide in gold leaching, and leach-electrolysis treatment of copper recovery from sulfide ores and the Sepon Copper Process for copper recovery from sulfidic-clayey ores. He will work closely with our feasibility consultant to design and complete all aspects of the testwork.

W. Ian L. Forrest has served as a member of our board of directors since October 2003. Mr. Forrest also serves on our audit, compensation, and corporate governance committees. Mr. Forrest is a members of the Institute of Chartered Accountants of Scotland and continues to practice as a public accountant in Geneva, Switzerland. Mr. Forrest has 30 years of experience with public companies in the resource sector. His experience encompasses the areas of promotion, financing, exploration, production and company management. He has also participated in several notable projects including Gulfstream's

North Dome gas discovery, Qatar, Reunion Mining's Scorpion zinc, Namibia, which was subsequently developed by Anglo American, and Ocean Diamond Mining which pioneered the independent diamond dredging industry off the west coast of southern Africa. He also serves as a director on the boards two Canadian public companies, Caledonian Mining Corporation and Mengold Resources Inc. Having played an important role in the revival of PolyMet Mining Corporation in 2003, he was appointed Chairman in May 2004. Mr. Forrest resides in Switzerland.

George Molyviatis has served as a member of our board of directors since March 2003. Mr. Molyviatis also serves on our audit and compensation committees. Mr. Molyviatis has approximately 20 years experience as an investment banker and businessman. He started his career with BNP Paribas in Geneva in 1986 where held increasingly senior positions, ultimately becoming a Senior Vice-President. In 1994 he joined the Credit Suisse group as a Senior Vice-President and left in 1996 to join Pegasus Securities, S.A., a Greek investment bank that he ran until 1999, when it was sold. Since then Mr. Molyviatis has been a private investor in several natural resource companies and owns several large forestry and timber processing facilities in Georgia and Russia. Mr. Molyviatis resides in Greece.

James Swearingen has served as a member of our board of directors since January 2005. Mr. Swearingen formerly managed the largest mining operation in North America, US Steel's Minntac mine and plant along Minnesota's Mesabi Iron Range, serving as General Manager of Minnesota Ore Operations. He currently serves as co-chair of the Governor's Committee on Minnesota's Mining Future. Mr. Swearingen is also active with other groups that bring new technology to northeastern Minnesota to develop non-ferrous mines and new, value added, projects in steel making. He is also an active advisor to the University of Minnesota's Natural Resources Research Institute based in Duluth, Minnesota. Mr. Swearingen resides in the United States.

William Corneliuson has served as a member of our board of directors since March 2007. Mr. Corneliuson is founder, President and Chief Investment Officer of B.C. Holdings. He has over 30 years of investment experience in a range of asset management positions including managing large institutional portfolios, mutual funds and a private investment fund. Prior to founding B.C. Holdings, Mr. Corneliuson co-founded Strong Capital Management in 1976, which became Strong/Corneliuson Capital Management, where he served as the firm's president and raised and managed several billion dollars of institutional assets and a variety of mutual funds that achieved superior ratings. Mr. Corneliuson received a B.A. in Political Science and subsequently an MBA from Michigan State University. He served in the U.S. Marine Corps where he achieved the rank of Captain.

B.       Statement of Executive Compensation

During the fiscal year ended January 31, 2007, the Company had two Named Executive Officers (for the purposes of applicable securities legislation), namely:

(a)	William Murray, President and Chief Executive Officer, and

(b)	Douglas Newby, Chief Financial Officer.

The following table sets forth, for the periods indicated, the compensation of the Named Executive Officers.

		Annual Compensation			Long Term Compensation
					Awards		Payouts
					Securities
					Under	Shares
					Options/	Subject to
				Other Annual	SARs	Resale	LTIP	All Other
Named Executive Officer and	Year	Salary	Bonus	Compensation	Granted	Restrictions	Payouts	Compensation
Principal Position	(1)	(US$)	(US$) (1)	(US$)(3)	(#)	(US$) (2)	(US$) (2)	(US$)(4)

William Murray	2007	232,610	274,388	nil	450,000	nil	532,852	nil
President	2006	179,280(7)	nil	nil	300,000	nil	229,708	nil
	2005	141,270(6)	93,519(8)	nil	100,000	nil	45,268	nil

Douglas Newby (5)	2007	162,750	109,755	nil	500,000	nil	592,058	nil
Chief Financial Officer	2006	18,750	nil	nil	350,000(9)	nil	240,858	nil
	2005	n/a	n/a	n/a	n/a	n/a	n/a	n/a

(1) February 1 to January 31.

(2) Includes the dollar value (net of consideration paid by the NEO) calculated by multiplying the closing market price of the Company’s freely trading shares on the date of grant by the number of stock or stock units awarded.

(3) Perquisites and other personal benefits, securities or property for the three most recently completed financial years do not exceed the lesser of CDN $50,000 and 10% of the total annual salary and bonus.

(4) Including, but not limited to, amount paid, payable or accrued upon resignation, retirement or other termination of employment or change in control and insurance premiums with respect to term life insurance.

(5) On November 14, 2005 Douglas Newby replaced Terese Gieselman as the Company’s CFO.

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

(8) Pursuant to the Bonus Share Incentive Plan, 600,000 common shares were accrued at a deemed price of (CDN) $0.19 per share. By treasury order dated March 8, 2005 and amended March 23, 2005, the shares were issued to Group 4.

(9) 250,000 of these options are held in the name of Proteus Capital Corp. a non-reporting company owned by Douglas Newby.

Option/SAR Grants During the Most Recently Completed Financial Year

Name	Securities Under Options/ SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year(1)	Exercise or Base Price (CDN$/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant (CDN$/Security)	Expiration Date
W. Murray	450,000	10%	$2.76	$2.76	March 20, 2011
D. Newby	500,000	11.1%	$2.76	$2.76	March 20, 2011

(1) Reflected as a percentage of the total number of options to purchase common shares granted (4,500,000) during the Financial Period.

Aggregate Option/SAR Exercises During the Most Recently Completed Financial Year and

Financial Year-End Option/SAR Values”

NEO Name	Securities Acquired on Exercise	Aggregate Value Realized (CDN $)(2)	Unexercised Options/SARs at Jan. 31, 2007 (#) Exercisable/ Unexercisable	Value of Unexercised in- the- money(1) Options/SARs at Jan. 31, 2007 (CDN $) Exercisable/ Unexercisable
W. Murray	300,000	$1,281,000	700,000/0	$1,405,000/0

(1) "In-the-money" means the excess of the market value of the common shares of the Company on January 31, 2007 (CDN$3.58), over the base price of the options. In the case of Mr. Murray, the base price was $0.13 with respect to the above exercised options.

(2) “Aggregate Value Realized" means the market value at exercise less the exercise price at the date of exercise.

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

(b) as consultants or experts, except to David Dreisinger and James Swearingen.

The Company has no pension plan or other arrangement for non-cash compensation to the Other Directors, except as follows:

Name of Director	Consulting Fees
George Molyviatis	137,194 (1)
W. Ian L. Forrest	137,194 (1)
James Swearingen	196,813 (1)(2)
David Dreisinger	199,394 (1)(2)

(1) Pursuant to the Bonus Plan, 250,000 common shares were issued to each of the above directors at a deemed price of Cdn$0.75 per share.

(2) Consulting Fees paid in connection with the Company’s NorthMet Project During the most recently completed financial year (February 1, 2006 to January 31, 2007) (the "Financial Period"), the Company granted the following incentive stock options to its Other Directors and insiders:

Name of Optionee	Date of Grant	No. of Shares	Exercise Price Per Share	Expiry Date
William Murray	March 20, 2006	450,000	CDN $2.76	March 20, 2011
W. Ian L. Forrest	March 20, 2006	250,000	CDN $2.76	March 20, 2011
David Dreisinger	March 20, 2006	250,000	CDN $2.76	March 20, 2011
James Swearingen	March 20, 2006	250,000	CDN $2.76	March 20, 2011
George Molyviatis	March 20, 2006	250,000	CDN $2.76	March 20, 2011
Douglas Newby	March 20, 2006	500,000	CDN $2.76	March 20, 2011
Joseph Scipioni	June 19, 2006 January 5, 2007	200,000 300,000	CDN $2.97 CDN $3.30	June 19, 2011 January 5, 2012
Niall Moore	September 1, 2006 January 5, 2007	275,000 175,000	CDN $3.82 CDN $3.30	September 1, 2011 January 5, 2012
Warren Hudelson	March 20, 2006	400,000	CDN $2.76	March 20, 2011

Reference is made to the section captioned "Election of Directors" for further details with respect to the present positions of the aforesaid persons and number of shares held in the Company.

The following are particulars of incentive stock options exercised by the Other Directors and insiders of the Company during the Financial Period:

No. of Shares	Exercise Price Per Share	Date of Exercise	Closing Price per Share on Exercise Date	Aggregate Net Value (1)
150,000	CDN $0.40	February 7, 2006	CDN $2.60	CDN $330,000
150,000	CDN $0.65	February 7, 2006	CDN $2.60	CDN $292,500
40,000	CDN $0.65	February 22, 2006	CDN $2.36	CDN $68,400
20,000	CDN $1.36	March 17, 2006	CDN $2.76	CDN $28,000
60,000	CDN $1.36	March 29, 2006	CDN $3.00	CDN $98,400
150,000	CDN $0.65	May 12, 2006	CDN $5.20	CDN $682,500
300,000	CDN $0.13	May 29, 2006	CDN $4.40	CDN $128,100
328,000	CDN $0.10	August 4, 2006	CDN $3.00	CDN $951,200
150,000	CDN $0.13	August 4, 2006	CDN $3.00	CDN $430,500

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

As at January 31, 2007, Warren Hudelson was a director of our U.S. subsidiary, Poly Met Mining, Inc., and was involved in the permitting process. Subsequent to that date, he retired from his full-time capacity and continues as a consultant to the president of the Company.

Jim Scott is responsible for the permitting process and is involved in the project environmental statement.

Don Hunter was the project manager for the NorthMet Project and was responsible for the overall completion of the bankable feasibility study. Mr. Hunter is now Area Manager – Geology & Mining for the Company.

As at the date of this Annual Report the Bonus Shares under Milestone 2 have been allotted but have not been earned or issued.

We received approval of Milestones 3 and 4 of the Bonus Plan at our Annual and Special Meeting held on June 24, 2005 which provides for the issuance of up to a total of 5,990,000 shares as outlined below:

Milestone 3: Completion of a bankable feasibility study which indicates that production from the NorthMet Property is commercially feasible. The milestone was achieved on September 25, 2006 and therefore, during the year ended January 31, 2007, the Company issued 2,350,000 shares as to Directors and Key Employees as follows:

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

As at January 31, 2007, Warren Hudelson was a director of our U.S. subsidiary, Poly Met Mining, Inc., and was involved in the permitting process. Subsequent to that date, he retired from his full-time capacity and continues as a consultant to the president of the Company.

Jim Scott is responsible for the permitting process and involved in the project environmental statement.

Don Hunter was the project manager for the NorthMet Project and was responsible for the overall completion of the bankable feasibility study. Mr. Hunter is now Area Manager – Geology & Mining for the Company.

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

As of the date of this Annual Report the Bonus Shares under Milestone 4 have been allotted but have not been earned or issued.

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

Employment Agreements

Under an employment agreement between us and Mr. William Murray, dated February 1, 2005, Mr. Murray has the right to receive a severance allowance in the event of a take-over bid as defined in Section 13 of the Securities Act (British Columbia), and where the rule requires that the offeror take up and pay for more than 50% of our issued shares. The severance allowance was based on our implied market capitalization under the take-over-bid, calculated by multiplying the number of shares outstanding on a fully diluted basis by the take-over bid price per share. This severance allowances have been terminated pursuant to an oral amendment to this contract and will be replaced by a termination agreement representing three times the average annual compensation, including cash bonuses, if any, in the three years prior to change of control.

Notwithstanding the aforementioned provisions, if we terminate the employment agreement with Mr. Murray for any reason other than cause, under the terms of the agreement, Mr. Murray will be entitled to receive 200% of all compensation to be paid for the remaining balance of the term of the agreement which expired on January 31, 2007.

Under an employment agreement between us and Mr. Douglas Newby, dated October 28, 2006, which superseded a prior agreement dated November 22, 2005, Mr. Newby has the right to receive a severance allowance in the event of a take-over bid as defined in Section 13 of the Securities Act (British Columbia), and where the rule requires that the offeror take up and pay for more than 50% of our issued shares, representing three times the average annual compensation in the three years prior to change of control.

Under an employment agreement between us and Mr. Joseph Scipioni, Mr. Scipioni has the right to receive a severance allowance in the event of a take-over bid as defined in Section 13 of the Securities Act (British Columbia), and where the rule requires that the offeror take up and pay for more than 50% of our issued shares, representing three times the average annual compensation in the three years prior to change of control.

Under an employment agreement between us and Mr. Niall Moore, dated September 1, 2006, Mr. Moore has the right to receive a severance allowance in the event of a take-over bid as defined in Section 13 of the Securities Act (British Columbia), and where the rule requires that the offeror take up and pay for more than 50% of our issued shares, representing three times his annual compensation.

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

Compensation Committee

The Compensation Committee, consisting of George Molyviatis and W. Ian L. Forrest, recommends to the board, compensation levels of our executive officers. See “Report on Executive Compensation” below for further details.

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

Statement of Corporate Governance Practices

Corporate governance relates to the activities of the board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the board and who are charged with managing our day-to-day business. Our board is committed to sound corporate governance practices, which are in the interests of our shareholders and contribute to effective and efficient decision-making. As a company listed on the TSX, we are required to comply with the guidelines for improved corporate governance in Canada as adopted by the TSX (the “Exchange Guidelines”). Our approach to corporate governance in the context of 14 specific Exchange Guidelines is set out in the attached Exhibit 11.2.

D.       Employees

As of January 31, 2007 we had three full-time employees, our president and chief executive officer, corporate secretary and group controller and an office manager, all located in our Vancouver office. None of our employees are covered by a collective bargaining agreement.

During the fiscal year ended January 31, 2007, we employed an average of 10 consultants working out of our Vancouver and Minnesota offices.

E.       Share Ownership

For the shareholdings of our directors and executive officers see Item 7(A).

We have two arrangements by which we encourage our employees to acquire ownership interests in us: (1) the Stock Option Plan, and (2) the Bonus Share Plan. For a description, see footnote 1, under Item 6B.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       Major Shareholders

           The following table sets forth, as of May 23, 2007, certain information regarding the ownership of our voting securities by each stockholder known to our management to be (i) the beneficial owner of more than 5% of our outstanding common stock, (ii) our directors, (iii) our current executive officers identified under Item 6(A), and (iv) all executive officers and directors as a group. We believe that, except as otherwise indicated, the beneficial owners of the common stock listed below, based on information furnished by such owners, have sole investment and voting power with respect to such shares.

		Percent of
Name and Address of	Amount and Nature of	Outstanding Shares
Beneficial Owner (1)	Beneficial Ownership	of Common Stock
William Murray (2)	2,647,276	1.9%

Douglas J. Newby (3)	1,050,000	*

Joseph Scipioni (4)	750,000	*

Niall Moore (5)	450,000	*

David Dreisinger (6)	1,126,300	*

W. Ian L. Forrest (7)	3,105,380	2.2%

George Molyviatis (8)	8,584,920	6.2%

James Swearingen (9)	910,000	*

William D. Corneliuson (10)	760,000	*

All executive officers and directors as a group (9 persons) (11)	19,383,876	14.1%

		Percent of
Name and Address of	Amount and Nature of	Outstanding Shares
Beneficial Owner (1)	Beneficial Ownership	of Common Stock
5% or more shareholders:

Cleveland-Cliffs, Inc. (12)	9,200,547	6.7%
1100 Superior Avenue
Cleveland, OH 44114-2589

*	Less than 1%.

1.	The address of each person, unless otherwise noted, is c/o PolyMet Mining Corp., Suite 1003- 1177 West Hastings Street, Vancouver, British Columbia V6E 2K3.

2.

100,000 shares of common shares issuable upon exercise of currently exercisable options, at an exercise price of CDN$0.66 per share set to expire on July 5, 2009, 300,000 shares of common stock issuable upon exercise of currently exercisable options, at an exercise price of CDN$1.36 per share set to expire on September 19, 2010, and 450,000 common shares issuable upon exercise of currently exercisable options, at an exercise price of CDN$2.76 per share set to expire on March 20, 2011. Mr. Murray directly owns 1,000,576 common shares and has voting and dispositive control over 796,700 common shares owned in the name of Group 4 Ventures of which he is the sole stockholder.

3.

Includes 200,000 common shares held in the name of Proteus Capital Corp. of which he is the President and controlling shareholder, 100,000 common shares issuable upon exercise of currently exercisable options, at an exercise price of CDN$1.15 per share set to expire on December 5, 2010, 500,000 common shares issuable upon exercise of currently exercisable options, at an exercise price of CDN$2.76 per share set to expire on March 20, 2011 held in Mr. Newby’s name; and 40,000 common shares issuable upon exercise of currently exercisable options, at an exercise price of CDN$0.94 per share set to expire on June 15, 2010, and 210,000 common shares issuable upon exercise of currently exercisable options, at an exercise price of CDN$1.36 per share set to expire on September 19, 2010 held in the name of Proteus Capital Corp. of which he is the President and controlling shareholder.

4.

Includes 200,000 common shares issuable upon exercise of currently exercisable options, at an exercise price of CDN$2.97 per share set to expire on June 19, 2011 and 300,000 common shares issuable upon exercise of currently non-exercisable options, at an exercise price of CDN$3.30 per share set to expire on January 5, 2012 held in Mr. Scipioni’s name.

5.

Includes 275,000 common shares issuable upon exercise of currently exercisable options, at an exercise price of CDN$3.82 per share set to expire on September 1, 2011 and 175,000 common shares issuable upon exercise of currently non-exercisable options, at an exercise price of CDN$3.30 per share set to expire on January 5, 2012 held in Mr. Moore’s name.

6.

Includes 300,000 common shares issuable upon exercise of currently exercisable options, at an exercise price of CDN$0.66 per share set to expire on July 5, 2009, 150,000 common shares issuable upon exercise of currently exercisable options, at an exercise price of CDN$1.36 per share set to expire on September 19, 2010, and 250,000 common shares issuable upon exercise of currently exercisable options, at an exercise price of CDN$2.76 per share set to expire on March 20, 2011. Dr. Dreisinger directly owns 426,300 common shares.

7.

Includes 350,000 common shares issuable upon exercise of currently exercisable options, at an exercise price of CDN$0.66 per share set to expire on July 5, 2009, 150,000 common shares issuable upon exercise of currently exercisable options, at an exercise price of CDN$1.36 per share set to expire on September 19, 2010, and 250,000 common shares issuable upon exercise of currently exercisable options, at an exercise price of CDN$2.76 per share set to expire on March 20, 2011. Mr. Forrest has voting and dispositive control with respect to 1,028,000 common shares owned in the name of Micor Trading SA of which he is a director,

375,000 common shares owned in the name of Panares Resources Inc. of which he is a director, and Catherine L. Forrest, Mr. Forrest’s wife, directly owns 952,380 common shares.

8.

Includes 150,000 common shares issuable upon exercise of currently exercisable options, at an exercise price of CDN$1.36 per share set to expire on September 19, 2010, and 250,000 common shares issuable upon exercise of currently exercisable options, at an exercise price of CDN$2.76 per share set to expire on March 20, 2011. Mr. Molyviatis directly owns 8,184,920 common shares.

9.

Includes 150,000 common shares issuable upon exercise of currently exercisable options, at an exercise price of CDN$0.65 per share set to expire on March 30, 2010, 150,000 common shares issuable upon exercise of currently exercisable options, at an exercise price of CDN$1.36 per share set to expire on September 19, 2010, and 250,000 common shares issuable upon exercise of currently exercisable options, at an exercise price of CDN$2.76 per share set to expire on March 20, 2011. Mr. Swearingen directly owns 360,000 common shares and Sandra J. Swearingen, Mr. Swearingen’s wife, directly owns 900 common shares.

10.

Includes 400,000 common shares issuable upon exercise of currently exercisable options, at an exercise price of US$2.88 per share set to expire on March 8, 2012, held in Mr. Corneliuson’s name. Mr. Corneliuson directly owns 360,000 common shares.

11.	Includes 5,700,000 common shares issuable upon exercise of currently exercisable options.

12.	This shareholder held 1,000,000 shares as of January 31, 2005, 7,200,547 as of January 31, 2006 and 9,200,547 as of January 31, 2007.

Our shareholders who beneficially own more than 5% of our common shares outstanding do not have voting rights different from any other shareholders of common shares.

As of May 23, 2007, there were 379 holders of record of our common shares of which 278 were U.S. residents owning 40,662,475 (29.78%) of our outstanding common shares.

B. Related Party Transactions

The Company has conducted transactions with officers, directors and persons or companies related to directors and paid or accrued amounts as follows:

	2007	2006	2005

Rent and office charges paid to a company of
which the president is a director	$62,000	$25,000	$20,000

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

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 17.

Legal Proceedings

GARY K. NORGAARD, AS ASSIGNEE OF THE ASSETS OF CROWN HOLDINGS, INC. AND CROWN FINANCIAL GROUP INC. has filed suit in the UNITED STATES DISTRICTCOURT, DISTRICT OF NEW JERSEY against us claiming that it held 225,000 options to acquire our stock. We believe that this claim has no merit and do not believe we have any liability in the matter.

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

B.       Significant Changes

Subsequent to January 31, 2007:

On 17 April 2007, the Company closed a non-brokered private placement financing of 15 million units at US$2.75 per unit, with each unit comprising one common share and one-half of one warrant. Each whole warrant is exercisable into a common share at a price of US$4.00 at any time until 13 October 2008, subject to an early trigger if the 20-day volume weighted average price of the common shares is US$6.00 or more. In connection with the private placement, the Company has paid finders’ fees totalling US$1.43 million in cash, 150,000 shares and 520,000 broker warrants having the same terms as the warrants described above.

The Company granted 1,950,000 stock options to directors, officers, consultants and employees at prices ranging from US$2.88 to $2.99. Of these options, 475,000 vested immediately and 1,475,000 are scheduled to vest at future dates or upon future events.

On 25 April 2007, the Company’s agreement with Minnesota Power, whereby Minnesota Power will provide all of PolyMet’s electric service needs at its NorthMet Project through 2018 was approved by the Minnesota Public Utilities Commission.

ITEM 9. THE OFFER AND LISTING

A.       The Offer and Listing Details

The following table outlines the annual high and low market prices for the five most recent fiscal years:

Fiscal Year Ended	Toronto Stock Exchange1 / TSX-Venture Exchange		American Stock Exchange2 / Over- the-Counter Bulletin Board
	High	Low	High	Low
January 31, 2007	CDN$5.34	CDN$2.58	US$4.21	US$2.25
January 31, 2006	CDN$2.74	CDN$0.51	US$2.42	US$0.42
January 31, 2005	CDN$1.20	CDN$0.27	US$0.90	US$0.20
January 31, 2004	CDN$0.30	CDN$0.05	US$0.30	US$0.04
January 31, 2003	CDN$0.80	CDN$0.04	US$0.22	US$0.02

The following table outlines the high and low market prices for each fiscal financial quarter for the two most recent fiscal periods and any subsequent period:

Fiscal Quarter Ended	Toronto Stock Exchange1 / TSX-Venture Exchange		American Stock Exchange2 / Over- the-Counter Bulletin Board
	High	Low	High	Low
April 30, 2007[3]	CDN$4.61	CDN$3.25	US$4.15	US$2.74
January 31, 2007	CDN$4.00	CDN$3.10	US$3.53	US$2.67
October 31, 2006	CDN$4.15	CDN$2.60	US$3.74	US$2.25
July 31, 2006[1]	CDN$5.34	CDN$2.58	US$4.85	US$2.30
April 30, 2006	CDN$4.00	CDN$2.29	US$3.56	US$2.00

January 31, 2005	CDN$2.74	CDN$1.31	US$2.42	US$1.12
October 31, 2004	CDN$1.91	CDN$0.87	US$1.62	US$0.72
July 31, 2004	CDN$1.03	CDN$0.82	US$0.85	US$0.65
April 30, 2005	CDN$0.85	CDN$0.51	US$0.68	US$0.42

The following table outlines the high and low market prices for each of the most recent six months:

Month Ended	Toronto Stock Exchange1 / TSX-Venture Exchange		American Stock Exchange
	High	Low	High	Low
April 30, 2007	CDN$4.61	CDN$3.27	US$4.15	US$2.90
March 31, 2007	CDN$3.42	CDN$3.25	US$3.00	US$2.74
February 28, 2007[3]	CDN$3.80	CDN$3.35	US$3.26	US$2.88
January 31, 2007	CDN$3.75	CDN$3.10	US$3.15	US$2.67
December 31, 2006	CDN$4.00	CDN$3.52	US$3.53	US$3.05
November 30, 2006	CDN$3.85	CDN$3.25	US$3.41	US$2.81

1.	On January 31, 2007 we ceased trading on the TSX Venture Exchange and on February 1, 2007, we commenced trading on the Toronto Stock Exchange.

2.	On June 26, 2006, we began trading on the American Stock Exchange.

C.       Markets

In April 1984, our common shares commenced trading on the TSX Venture Exchange in British Columbia, Canada under the symbol "POM.” On February 1, 2007, our common shares graduated to trading on the TSX Exchange in British Columbia under the symbol “POM”. In August 2000, our common shares began trading on the OTCBB under the symbol “POMGF.” On June 26, 2006, our common shares commenced trading on the American Stock Exchange under the symbol “PLM.”

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

C.       Material Contracts

Asset Purchase Agreements

For a complete description of the acquisition of the mine site lease, see Item 4(D)(c)(i).

For a complete description of the acquisition of the Erie Plant and associated infrastructure acquired in the Asset Purchase Agreements I and II, see Item 4(D)(c)(ii).

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

Dividend. In the case of any dividends paid to non-residents, we withhold the Canadian tax and remit only the net amount to the shareholder. By virtue of Article X of the Tax Convention, the rate of tax on dividends paid to residents of the United States is generally limited to 15% of the gross dividend (or 5% in the case of certain corporate shareholders owning at least 10% of our voting shares upon ratification of the Protocol amending the treaty. In the absence of the Tax Convention provisions, the rate of Canadian withholding tax imposed on non-residents is 25% of the gross dividend. Stock dividends received by nonresidents from us are taxable by Canada as ordinary dividends and therefore the withholding tax rates will be applicable.

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

Capital Gains. A non-resident of Canada is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of a class that is listed on a prescribed stock exchange unless the share represents “taxable Canadian property” to the holder thereof. Our common shares will be taxable Canadian property to a non-resident holder if, at any time during the period of five years immediately preceding the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arm’s length, or the non-resident holder and persons with whom he/she did not deal at arm’s length owned 25% or more of our issued shares of any class or series. In the case of a nonresident holder to whom our shares represent taxable Canadian property and who is resident of the United States, no Canadian tax will be payable on a capital gain realized on such shares by reason of the Tax Convention unless the value of such shares is derived principally from real property situated in Canada or the non-resident holder previously held the shares while resident in Canada. We believe that the value of our common shares is not derived from real property situated inside Canada.

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

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. If a U.S. Holder makes a mark-to-market election for common shares, the U.S. Holder will include in income each year an amount equal to the excess, if any, of the fair market value of the common shares as of the close of its taxable year over its adjusted basis in such common shares. A U.S. Holder is allowed a deduction for the excess, if any, of the adjusted basis of common shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on common shares included in the U.S. Holder’s income for prior taxable years. Amounts included in a U.S. Holder’s income under a mark-to-market election, as well as gains on the actual sale or other disposition of common shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on common shares, as well as to any loss realized on the actual sale or disposition of common shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such common shares. A U.S. Holder’s basis in common shares will be adjusted to reflect any such income or loss amounts.

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

PolyMet Mining Corp.
#1003 - 1177 West Hastings Street
Vancouver, British Columbia
V6E 2K3 Canada

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the SEC. These materials, including this annual report on Form 20-F and its exhibits, may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and at the SEC’s regional office at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of the materials may be obtained from the Public Reference Room of the Commission at 100 F. Street, N.E., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330.

Our reports, registration statements and other information can also be inspected on EDGAR available on the SEC’s website at www.sec.gov.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We may be subject to foreign currency exchange rate risk, because we hold funds and financial instruments in Canadian dollars but report our financial information using the U.S. dollar. If we hold onto funds obtained from financings, currently our only means to obtain funds, in Canadian dollar accounts and the Canadian dollar depreciates in comparison to the U.S. the fair value of our funds will decrease and will be reported on our financial statements at this depressed conversion rate. If the Canadian dollar appreciates as compared to the U.S. dollar, however, fair value of any financial instruments or funds held will increase and be reported on our financial statements based on this favorable conversion rate. Our current exposure, however, is not sufficient to have a material effect on our results of operations and financial condition.

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

The Shareholder Rights Plan is filed as Exhibit 4.2.

ITEM 15. CONTROLS AND PROCEDURES

A. Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report, an evaluation was performed under the supervision and with the participation of our management, including the chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15 of the Exchange Act, as amended). Based on that evaluation, our management, including the chief executive officer and chief financial officer, concluded that at 31 January 2007 the Company’s disclosure controls and procedures were effective in providing reasonable assurance that material information required to be disclosed by us in the reports that we file or submit under the Exchange Act, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. In reaching this conclusion, the Company recognizes two factors that must be and are present:

a)

the Company is dependent upon its advisors and consultants (primarily legal counsel) to assist in recognizing, interpreting and understanding and complying with the various securities regulations disclosure requirements, and

b)	an active board of Directors and Management with open lines of communication.

During the year ended 31 January 2007 the Company determined that the accounting for share purchase warrants in its financial statements for the year ended 31 January 2006 and its share bonus program in its financial statements for the year ended 31 January 2005 was incorrect. The Company has restated its financial statements for the years ended 31 January 2006 and 2005 to reflect these items. As a result, the Company has concluded that its disclosure controls and procedures for the years ended 31 January 2006 and 31 January 2005 were ineffective. Recognizing the increasing complexity of the regulatory environment, the Company hired a new Controller on September 1, 2006 and established new internal controls in order to address the above noted weaknesses.

B. Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended, as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of January 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control — Integrated Framework."

Based on its assessment, management believes that, as of January 31, 2007,our internal control over financial reporting is effective.

This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report.

C. Changes in Internal Controls

The CEO and CFO have assessed the effectiveness of the Company’s internal controls over financial reporting as at 31 January 2007 in accordance with Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, the Company’s CEO and CFO determined that the Company’s internal control over financial reporting was effective as of 31 January 2007.

As a result of the restatements due to accounting for the share bonus plan and share purchase warrants, management has designed a more comprehensive set of controls over equity transactions and has increased its internal resources.

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

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

As of January 31, 2007, the audit committee consisted of three directors. The Board of Directors has determined that the following two audit committee members are deemed financial experts, both of whom are independent as defined under the American Stock Exchange Listing Standards.

W. Ian L. Forrest
Mr. Forrest is a Chartered Accountant practicing in Geneva and specializes in finance, banking and tax consulting. He is a director of two Canadian public companies, Caledonian Mining Corporation and Mengold Resources Inc.

George Molyviatis
Mr. Molyviatis has approximately sixteen years experience as an investment banker and businessman. He started his career with BNP Paribas in Geneva in 1986 and held increasingly senior positions, ultimately becoming Senior Vice-President. In 1994 he joined Credit Suisse as Senior Vice-President and left in 1996 start-up Pegasus Securities, S.A., a Greek investment bank that he ran until 1999, when it was sold. Since then Mr. Molyviatis has been a private investor in several natural resource companies.

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

The Code is filed as Exhibit 11.1.

ITEM 16C.        PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following outlines the expenditures for accounting fees for the last two fiscal periods ended:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees[1]	All Other Fees
January 31, 2007	CDN $91,600	CDN$43,600	CDN $Nil	CDN $Nil
January 31, 2006	CDN $22,600	Nil	CDN $3,725	CDN $588

[1]	Audit-related fees consist of fees to perform an auditors’ review of the Company’s quarterly interim financial statements.
[2]	Represents the fees billed for U.S. and Canadian tax returns prepared by Staley, Okada & Partners.

Pre-Approval Policies and Procedures

All of the fees paid to our auditors, PricewaterhouseCoopers LLP, were pre-approved by our Audit Committee. This pre-approval involved a submission by our auditors to our Audit Committee of a scope of work to complete the audit and prepare tax returns, an estimate of the time involved, and a proposal for the fees to be charged for the audit. The Audit Committee reviewed this proposal with our management and after discussion with our auditors, pre-approved the scope of work and fees.

PART III

ITEM 17. FINANCIAL STATEMENTS

Our financial statements are stated in United States Dollars (US$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles; the application of which, in our case, conforms in all material respects for the periods presented with U.S. GAAP, except as disclosed in footnotes to the financial statements.

ITEM 18. FINANCIAL STATEMENTS

Not Applicable.

ITEM 19. EXHIBITS

		Footnote
Exhibit No.	Description	Ref.

1.1	Certificate of Incorporation.	(1)

1.2	Certificate of Change of Name.	(1)

1.3	Articles of Incorporation of PolyMet Mining Corp.	(1)

4.1	Incentive Stock Option Plan.	(1)

4.2	Shareholder Rights Plan Agreement.	(1)

4.3	Contract for Deed between us and Cleveland Cliffs, Ohio, dated November 15, 2005.	(1)

4.4	Contract for Deed between us and Cleveland Cliffs, Ohio, dated December 20, 2006	*

8.1	List of Subsidiaries.	(1)

11.1	Code of Ethics.	(2)

11.2	Statement of Corporate Governance Practices, including Audit Mandate and Charter.	(3)

12.1	Certification of Principal Executive Officer pursuant to 17 C.F.R. 240.13a- 14(a).	*

12.2	Certification of Principal Financial Officer pursuant to 17 C.F.R. 240.13a- 14(a).	*

13.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 17 C.F.R. 240.13a-14(b) and 18 U.S.C. 1350.	*

15.1	Technical Report on NorthMet Project by P. Downey and Associates, dated July 2004	(4)

15.2	Subscription Agreement dated as of July 19, 2004, between us and certain investor(s).	(1)

15.3	Subscription Agreement dated as of February 11, 2005, between us and certain investor(s).	(1)

15.4	Subscription Agreement closing on August 29, 2005, between us and certain investor(s).	(1)

15.5	Subscription Agreement dated as of September 21, 2005, between us and certain investor(s).	(1)

15.6	Form of Canadian Subscription Agreement between us and certain investor (s).	*

15.7	Form of U.S. Subscription Agreement between us and certain investor(s).	*

15.8	Lease Agreement between us and U.S. Steel Corporation, dated January 4, 1989.	(1)

15.9	Notice of Assignment of the Lease Agreement from U.S. Steel Corporation to RGGS Land and Minerals, Ltd. L.P.	(1)

15.10	Nominating Committee Charter.	(1)

15.11	Technical Report on NorthMet Project by P.J. Hunter C. Eng. CP dated October 2006.	(5)

Footnote
Ref.	Description

*	Filed herewith.

(1)	Incorporated by reference to our Annual Report on Form 20-F/A for the fiscal year ended January 31, 2006, filed on July 31 2006.

(2)	Incorporated by reference to our Annual Report on Form 20-F/A for the fiscal year ended January 31, 2004, filed on July 7, 2005.

(3)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended January 31, 2005, filed on July 25, 2005.

(4)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended January 31, 2004, filed on June 30, 2004.

(5)	Incorporated by reference to our Report on Form 6-K, filed on November 13, 2006.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated: May 31, 2007
POLYMET MINING CORP.

/s/ William Murray
Name: William Murray
Title: Chief Executive Officer

POLYMET MINING CORP.

CONSOLIDATED FINANCIAL STATEMENTS

31 January 2007, 2006 and 2005

U.S. Funds

POLYMET MINING CORP.

MANAGEMENT’S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The financial statements of PolyMet Mining Corp. have been prepared by management in accordance with Canadian generally accepted accounting principles. The financial information contained elsewhere in this report has been reviewed to ensure consistency with the financial statements.

Management maintains systems of internal control designed to provide reasonable assurance that the assets are safeguarded. All transactions are authorized and duly recorded, and financial records are properly maintained to facilitate the preparation of financial statements in a timely manner. The Board of Directors is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee of the Board of Directors has reviewed the financial statements with management and external auditors. PricewaterhouseCoopers, an independent firm of chartered accountants, appointed as external auditors by the shareholders, have audited the financial statements and their report is included herein.

“William Murray” (signed)
________________________________________
William Murray
President and Chief Executive Officer

“Douglas Newby” (signed)
________________________________________
Douglas Newby
Chief Financial Officer

Vancouver, Canada
27 April 2007

Auditors’ Report

To the Shareholders of PolyMet Mining Corp.:

We have audited the consolidated balance sheet of PolyMet Mining Corp. (the “Company”) as at 31 January 2007 and the consolidated statements of loss, changes in shareholders' equity and cash flows for the year ended 31 January 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at 31 January 2007 and the results of its operations and its cash flows for the year ended 31 January 2007, in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at 31 January 2006 and 2005, and for the years then ended, prior to the restatement of share bonus plan and warrants (as described in Note 2), were audited by other auditors who expressed an opinion without reservation on those financial statements in their report dated 4 April 2006. We have audited the restatements in the 31 January 2006 and 2005 consolidated financial statements and, in our opinion, such adjustments, in all material respects, are appropriate and have been properly applied.

“PricewaterhouseCoopers”

Vancouver, BC
27 April 2007	CHARTERED ACCOUNTANTS

PolyMet Mining Corp.

Consolidated Balance Sheets

As at January 31
All figures in Thousands of U.S. Dollars

		2006
ASSETS	2007	(restated – Note 2)
Current
Cash	$8,897	$11,671
Accounts receivable and advances	61	41
Prepaid expenses	210	75
	9,168	11,787
Deferred Financing Costs (Note 13d))	1,397	-
Mineral Property, Plant and Equipment (Notes 4 and 5)	38,166	14,247
	$48,731	$26,034

LIABILITIES
Current
Accounts payable and accrued liabilities	$1,518	$1,717
Current portion of long term debt (Note 6)	2,000	1,000
	3,518	2,717

Long term
Long term debt (Note 6)	11,853	1,420
Asset retirement obligation (Note 7)	3,422	2,510
	18,793	6,647

SHAREHOLDERS’ EQUITY
Share Capital - (Note 8)	72,923	46,009
Contributed Surplus – (Note 8d)	9,614	8,084
Deficit	(52,599)	(34,706)
	29,938	19,387
	$48,731	$26,034

Contingent Liabilities and Commitments (Notes 5 and 13)

ON BEHALF OF THE BOARD:

“William Murray”	, Director

“David Dreisinger”	, Director

–  See Accompanying Notes –

PolyMet Mining Corp.

Consolidated Statements of Loss

For the Years Ended 31 January
All figures in Thousands of U.S. Dollars, except per share amounts

			2005
			(restated –
	2007	2006	Note 2)
Pre-feasibility Costs
See Schedule 1	8,844	11,120	1,623

General and Administrative
Administration fees and wages	272	208	105
Amortization	7	4	2
Conferences	24	26	-
Consulting fees	1,621	388	1,010
Insurance	37	30	31
Investor relations and financing	218	90	95
Management fees	181	129	141
Office and telephone	154	101	47
Professional fees	790	151	99
Rent	68	62	59
Shareholders’ information	125	53	35
Stock-based compensation (Note 8c))	4,723	3,523	993
Transfer agent and filing fees	272	65	25
Travel	482	348	221
	8,974	5,178	2,863

Other Expenses (Income)
Interest income, net	(428)	(148)	(2)
Loss (gain) on foreign exchange conversion	536	(221)	(68)
Rental income	(33)	-	-
	75	(369)	(70)

Loss for the Year	$17,893	$15,929	$4,416

Deficit Beginning of the Year	34,706	18,777	14,361

Deficit End of Year	52,599	34,706	18,777

Loss per Share	$(0.16)	$(0.22)	$(0.09)

Weighted Average Number of Shares	114,754,213	73 484 490	51,946,290

–  See Accompanying Notes –

PolyMet Mining Corp.

Consolidated Statements of Changes in Shareholders’ Equity
All figures in Thousands of U.S. Dollars, except for Shares

	Common Shares (Note 8) (restated – Note 2)
	Authorized			Share Subscriptions	Contributed Surplus	Deficit	Total
	Shares	Shares	Amount	Received	(restated – Note 2)	(restated – Note 2)	(restated – Note 2)
Balance – 31 January 2004	1,000,000,000	44,992,054	$15,232	$-	$55	$(14,361)	$926
Loss for the year	-	-	-	-	-	(4,416)	(4,416)
Shares issued for cash:
Private placements	-	2,800,000	1,734	-	-	-	1,734
Share subscriptions received	-	-	-	763	-	-	763
Share issuance costs	-	-	(19)	-	-	-	(19)
Exercise of warrants	-	5,277,573	829	-	-	-	829
Exercise of options	-	1,088,400	81	-	-	-	81
Shares issued for finders’ fee	-	155,626	96	-	-	-	96
Non-cash share issuance costs	-	-	(96)	-	-	-	(96)
Shares issued for property	-	1,000,000	229	-	-	-	229
Stock-based compensation	-	-	-	-	993	-	993
Fair value of stock options exercised	-	-	42	-	(42)	-	-
Balance – 31 January 2005 – Shares issued	Unlimited	55,313,653	18,128	763	1,006	(18,777)	1,120
Shares allotted for exercise of warrants	-	224,925	26	-	-	-	26
Shares allotted for bonus	-	1,590,000	873	-	-	-	873
Balance – 31 January 2005 – Shares issued and allotted
(issued in fiscal 2006)	Unlimited	57,128,578	19,027	763	1,006	(18,777)	2,019
Loss for the year	-	-	-	-	-	(15,929)	(15,929)
Shares issued for cash:
Private placements	-	28,494,653	17,302	(763)	3,653	-	20,192
Share issuance costs	-	-	(1,475)	-	-	-	(1,475)
Exercise of warrants	-	5,700,628	3,296	-	-	-	3,296
Exercise of options	-	1,795,852	197	-	-	-	197
Shares issued for finders’ fee	-	852,915	617	-	-	-	617
Non-cash share issuance costs	-	-	(617)	-	-	-	(617)
Shares issued for property	-	6,200,547	7,564	-	-	-	7,564
Stock-based compensation	-	-	-	-	3,523	-	3,523
Fair value of stock options exercised	-	-	98	-	(98)	-	-
Balance – 31 January 2006	Unlimited	100,173,173	46,009	-	8,084	(34,706)	19,387
Loss for the year	-	-	-	-	-	(17,893)	(17,893)
Issuance of shares for bonus (Note 13)	-	2,350,000	1,289	-	-	-	1,289
Shares issued for cash:
Exercise of warrants	-	14,662,703	17,963	-	(3,653)	-	14,310
Exercise of options	-	2,193,000	765	-	-	-	765
Shares issued for property (Note 5)	-	2,000,000	6,160	-	-	-	6,160
Stock-based compensation	-	-	-	-	4,723	-	4,723
Warrants issued for deferred financing costs	-	-	-	-	1,197	-	1,197
Fair value of stock options exercised	-	-	737	-	(737)	-	-
Balance – 31 January 2007	Unlimited	121,378,876	$72,923	$-	$9,614	$(52,599)	$29,938

–  See Accompanying Notes –

PolyMet Mining Corp.

Consolidated Statements of Cash Flows

For the Years Ended 31 January
All figures in Thousands of U.S. Dollars

			2005
			(restated –
	2007	2006	Note 2)
Operating Activities
Loss for the year	$(17,893)	$(15,929)	$(4,416)
Items not involving cash
Consulting fees (note 13a))	1,289	-	872
Amortization	7	4	2
Stock-based compensation	4,723	3,523	993
Changes in non-cash working capital items
Accounts receivable and advances	(20)	4	(23)
Prepaid expenses	(135)	166	(236)
Accounts payable and accrued liabilities	(199)	1,386	232
Net cash used in operating activities	(12,228)	(10,846)	(2,576)

Financing Activities
Share capital - for cash	15,075	22,209	2,651
Long-term debt repayment	(1,250)	-	-
Deferred financing costs	(200)	-	-
Share subscriptions received	-	-	763
Net cash provided by financing activities	13,625	22,209	3,414

Investing Activities
Term deposit	-	807	(807)
Mineral property, plant and equipment	(4,171)	(1,010)	(16)
Net cash used in investing activities	(4,171)	(203)	(823)

Net Increase (Decrease) in Cash Position	(2,774)	11,160	15
Cash Position - Beginning of Year	11,671	511	496
Cash Position - End of Year	$8,897	$11,671	$511

–  See Accompanying Notes –

PolyMet Mining Corp.	Schedule 1

Consolidated Schedules of Pre-Feasibility Costs

For the Years Ended 31 January
All figures in Thousands of U.S. Dollars

	2007	2006	2005

Direct
Camp and general	$187	$101	$5
Consulting fees	819	690	337
Drilling	94	3,075	-
Engineering	642	578	221
Environmental	3,303	2,421	406
Geological and geophysical	55	75	173
Land lease, taxes and licenses	127	187	79
Metallurgical	303	1,894	67
Mine planning	2,236	1,312	49
Permitting	2	137	182
Plant maintenance and repair	681	44	-
Sampling	395	606	-
Scoping study	-	-	104

Total Costs for the Year (note 1)	$8,844	$11,120	$1,623

–  See Accompanying Notes –

PolyMet Mining Corp.

Notes to Consolidated Financial Statements

For the years ended 31 January 2007, 2006 and 2005
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

1.	Nature of Business and Significant Accounting Policies

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

On 25 September 2006, the Company received the results of a Definitive Feasibility Study (“DFS)” prepared by Bateman Engineering (Pty) Ltd. (“Bateman”) that confirms the economic and technical viability of the NorthMet Project and, as such, the project has moved from the exploration stage to the development stage.

The consolidated financial statements of PolyMet Mining Corp. have been prepared in accordance with accounting principles generally accepted in Canada that require management to make assumptions and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the financial statements.

Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, expected economic lives of plant and equipment, anticipated costs of asset retirement obligations including the reclamation of mine site, valuation of options and share purchase warrants, and the assessment of impairment in value of long lived assets. Actual results could differ from these estimates. Significant differences from United States generally accepted accounting principles are disclosed in Note 14.

Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Inter-company balances and transactions have been eliminated on consolidation.

Cash and Cash Equivalents

The Company considers cash and cash equivalents to include amounts held in banks and highly liquid debt investments with remaining maturities at point of purchase of three months or less.

PolyMet Mining Corp.

Notes to Consolidated Financial Statements

For the years ended 31 January 2007, 2006 and 2005
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

1.	Nature of Business and Significant Accounting Policies - Continued

Mineral Property, Plant and Equipment

Mineral property

Mineral property costs, aside from mineral property acquisitions costs, incurred prior to determination of the DFS are expensed as incurred and expenditures incurred subsequent to the DFS and mineral property acquisition costs are deferred or capitalized until the property is placed into production, sold, allowed to lapse or abandoned.

Acquisition costs include cash and fair market value of common shares.

Upon commencement of commercial production, mineral properties and acquisition costs relating to mines are amortized over the estimated life of the proven and probable mineral reserves to which they relate, calculated on a unit of production basis.

As a result of the Definitive Feasibility Study on the NorthMet Project, the Project has now entered the development stage and the Company has elected to defer mineral property development expenditures related to the NorthMet Project effective 1 October 2006.

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

Plant and equipment

Plant and equipment are recorded at costs and depreciated over the estimated life of the related assets calculated on a unit of production or straight-line basis, as appropriate.

Depreciation of plant and equipment is provided on a straight-line basis over the estimated economic life of the assets as follows:

Leasehold improvements – Straight-line over the term of the lease Furniture and equipment - Straight-line over 10 years Computers - Straight-line over 5 years

Mineral property, plant and equipment related to the NorthMet Project will begin to be amortized at the time the project commences operations.

Loss Per Share

Loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Basic and diluted losses per share are the same for the periods reported, as the effect of potential issuances of shares under warrant or share option agreements would be anti-dilutive.

PolyMet Mining Corp.

Notes to Consolidated Financial Statements

For the years ended 31 January 2007, 2006 and 2005
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

1.	Nature of Business and Significant Accounting Policies - Continued

Foreign Currency Translation

The United States (“U.S.”) dollar is the functional currency of the Company’s business. Accordingly, amounts in these consolidated financial statements are expressed in U.S. dollars unless otherwise stated. The Company’s non-U.S. operations are integrated and have been translated into U.S. dollars using the temporal method. Under this method, monetary assets and liabilities are translated at the rate of exchange in effect at the balance sheet dates and non-monetary assets and liabilities are translated at the exchange rate in effect at the times of the transactions. Revenue and expense items are translated at rates approximating the exchange rate in effect at the time of the transactions, except for amortization which is translated at historical rates. Translation gains and losses are reflected in the year.

Stock-Based Compensation and Share Purchase Warrants

All stock-based awards made to employees and non-employees are measured and recognized using a fair value based method. For employees, the fair value of the options is measured at the date of the grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non- forfeitable. For employees and non-employees, the fair value of the options is accrued and charged to operations, with the offsetting credit to contributed surplus, on a grade method over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

The Company issues share purchase warrants in connection with certain equity transactions. The fair value of the warrants, as determined using the Black-Scholes option pricing model, is credited to contributed surplus. The recorded value of share purchase warrants is transferred to share capital upon exercise.

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

The operations of the Company may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company may vary greatly and are not predictable.

PolyMet Mining Corp.

Notes to Consolidated Financial Statements

For the years ended 31 January 2007, 2006 and 2005
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

1.	Nature of Business and Significant Accounting Policies - Continued

Impairment of Long-Lived Assets

The Company has adopted CICA Section 3063 “Impairment of Long-Lived Assets”. This statement establishes standards for the recognition, measurement and disclosure of the impairment of non- monetary long-lived assets, including mineral property, plant and equipment, intangible assets with finite useful lives, deferred pre-operating costs and long-term prepaid assets.

Recent Accounting Pronouncements

In 2006, the CICA issued EIC 160 – Accounting for Deferred Stripping Costs in the Mining Industry. The abstract requires that overburden stripping costs incurred in the production phase of a mining operation be accounted for as variable production costs and be included in the costs of inventory produced during the period that the stripping costs are incurred. However, overburden stripping costs should be capitalized if the stripping activity can be shown to represent a betterment to the mineral property. Capitalized overburden stripping costs should be amortized in a rational and systematic manner over the mineral reserves that directly benefit from the specific stripping activity. This abstract should be applied to overburden stripping costs incurred in fiscal years beginning on or after 1 July 2006, and may be applied retroactively. As at 31 January 2007, the Company’s financial statements do not include any deferred stripping costs.

Commencing with the next fiscal year, the Company will adopt the new CICA Handbook Section 1530 – Accounting for comprehensive income. The concept of other comprehensive income for purposes of Canadian GAAP will be to include changes in shareholders’ equity arising primarily from unrealized changes in the values of financial instruments or assets. Comprehensive income as prescribed by US GAAP is largely aligned with comprehensive income as proposed by the new Canadian standard.

Commencing with the 2007 fiscal year, the Company will also adopt the new CICA Handbook Sections of Equity, Section 3251, Financial Instruments – Recognition and Measurement, Section 3855, Financial Instruments – Disclosures, Section 3862, Financial Instruments – Presentation, Section 3863, Hedges, Section 3865 and Capital Disclosures, Section 1535. The Company is currently evaluating the potential impact, if any, on the Company’s financial statements, but has determined that financial statement note disclosure will be increased.

Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current year’s presentation.

PolyMet Mining Corp.

Notes to Consolidated Financial Statements

For the years ended 31 January 2007, 2006 and 2005
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

2.	Restatements

During the year, the Company re-examined its accounting for warrants as presented in note 8e) and the share bonus program presented in note 13. As a result of this re-examination, the Company determined that share capital and contributed surplus were inappropriately measured and recognized during the year ended 31 January 2006. Furthermore, the Company determined that consulting fees charged to the consolidated statement of loss for the year ended 31 January 2005 under the share bonus program were understated by $638,000.

The company has restated its financial statements for the items above and the impacts on certain line items of the financial statements with significant changes were as follows:

Line Item	31 January 2006		31 January 2005

	As Previously	Revised	As Previously	Revised
	Reported		Reported
Consulting fees			372	1,010
Loss for the year			3,778	4,416
Deficit	34,068	34,706	18,139	18,777
Loss per share			(0.07)	(0.09)
Share capital	49,022	46,009	18,389	19,027
Contributed surplus	4,431	8,084

3.	Financial Instruments

	a)	Fair value

The carrying value of cash, accounts receivable, accounts payable and long-term debt approximates the fair value of these financial instruments due to their short-term maturity, discounted nature or capacity of prompt liquidation.

	b)	Interest rate risk

The Company is exposed to interest rate risk due to the longer-term maturity of some of its monetary assets and liabilities.

PolyMet Mining Corp.

Notes to Consolidated Financial Statements

For the years ended 31 January 2007, 2006 and 2005
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

4.	Resource Property Agreements

NorthMet, Minnesota, U.S.A. - Lease

By an agreement dated 4 January 1989 and a subsequent amendment and assignment, the Company leases certain lands in St. Louis County, Minnesota from RGGS Land & Minerals Ltd., L.P. The current term of the renewable lease is 20 years and calls for total lease payments of $1,475,000. All lease payments have been paid or accrued to 31 January 2007. The agreement requires future annual lease payments of $150,000 from 4 January 2006 to 2009.

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

PolyMet Mining Corp.

Notes to Consolidated Financial Statements

For the years ended 31 January 2007, 2006 and 2005
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

5.         Mineral Property, Plant and Equipment

Details are as follows:

		Accumulated	Net Book
31 January 2007	Cost	Amortization	Value
NorthMet Project	$38,056	$-	$38,056
Leasehold improvements	$41	$-	$41
Computers	$17	$5	$12
Furniture and equipment	$63	$6	$57
	$38,177	$11	$38,166

		Accumulated	Net Book
31 January 2006	Cost	Amortization	Value
NorthMet Project	$14,225	$-	$14,225
Computers	$18	$4	$14
Furniture, equipment and vehicles	$10	$2	$8
	$14,253	$6	$14,247

Erie Plant, Minnesota, U.S.A.

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

On 14 September 2005 the Company reached an agreement in principle with Cliffs on the terms for the early exercise of the Cliffs option and the scope of the plant and equipment to be acquired. On 15 November 2005, the Company exercised this extended option and acquired 100% ownership of large portions of the former LTV Steel Mining Company ore processing plant in northeastern Minnesota under the Asset Purchase Agreement.

The consideration for the Asset Purchase was $3.4 million in cash ($1,896,000 paid) and the issuance of 6,200,547 common shares (at fair market value of $7,564,444) in the capital stock of the Company. The remaining cash component will be paid in quarterly instalments of US$250,000 plus interest (Note 6). Interest accrued in the amount of $169,000 has been capitalized as part of the cost of the NorthMet Project assets.

PolyMet Mining Corp.

Notes to Consolidated Financial Statements

For the years ended 31 January 2007, 2006 and 2005
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

5.	Mineral Property, Plant and Equipment - Continued

On 20 December 2006, the Company closed a transaction (the “Asset Purchase Agreement II”) in which it acquired, from Cliffs, property and associated rights sufficient to provide it with a railroad connection linking the mine development site and the Erie Plant. The transaction also included a 120-railcar fleet, locomotive fuelling and maintenance facilities, water rights and pipelines, large administrative offices on site and an additional 6,000 acres to the east and west of and contiguous to its existing tailing facilities.

The purchase price totalling 2 million shares and $15 million in cash and debt is in four tranches:

• 2 million shares of PolyMet, paid at closing;

• $1 million in cash, paid at closing;

•

$7 million in cash, payable in quarterly instalments of $250,000 commencing 31 December 2006 with the balance payable upon receipt of production financing. Interest will be payable quarterly from 31 December 2006 at the Wall Street Journal Prime Rate; and,

•

$7 million in cash, payable in quarterly instalments of $250,000 commencing on 31 December 2009. No interest will be payable until 31 December 2009 after which it will be payable quarterly at the Wall Street Journal Prime Rate, accordingly the debt has been fair valued, for balance sheet purposes, by discounting it at the Wall Street Journal Prime Rate.

The Company has assumed certain ongoing site-related environmental and reclamation obligations as a result of the above purchases. These environmental and reclamation obligations are presently contracted under the terms of the purchase agreements with Cliffs. Once the Company obtains its permit to mine and Cliffs is released from its obligations by the State agencies, the environmental and reclamation obligations will be direct with the governing bodies. The present value of the asset retirement obligation in the amount of $3,422,000 (Note 7) has been recorded as an increase in the carrying amount of the NorthMet Project assets and will be amortized over the life of the asset.

Under the terms of the agreement Cliffs has the right to participate on a pro-rata basis in future cash equity financings. The Company has a 20 business day first right to acquire or place any shares of PolyMet that Cliffs may chose to sell from time-to-time.

As the above assets are not in use no amortization of these assets has been recorded to 31 January 2007.

PolyMet Mining Corp.

Notes to Consolidated Financial Statements

For the years ended 31 January 2007, 2006 and 2005
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

6.	Long Term Debt

Pursuant to the Asset Purchase Agreements (Note 5) the Company’s wholly owned subsidiary Poly Met Mining, Inc. signed three notes payable to Cliffs in the amounts of $2,400,000, $7,000,000 and $7,000,000, respectively. The first note is interest bearing at the annual simple rate of four percent (4%) and shall be paid in quarterly instalments equal to $250,000 for total repayment of $2,500,000. The second note is interest bearing at the Wall Street Journal Prime Rate and shall be paid in quarterly instalments equal to $250,000 commencing 31 December 2006, with the balance repayable upon receipt of commercial financing, for total repayment of $7,000,000. The third note is interest bearing at the Wall Street Journal Prime Rate and shall be paid in quarterly instalments equal to $250,000 commencing on 31 December 2009 for total repayment of $7,000,000. No interest will be payable on the third note until 31 December 2009, accordingly it has been fair valued, for balance sheet purposes, by discounting it at the Wall Street Journal Prime Rate. As at 31 January 2007 the outstanding long term debt was as follows:

	31 January 2007	31 January 2006

Notes Payable	$13,768	$2,400
Accrued interest	85	20
Total debt	13,853	2,420
Less current portion	(2,000)	(1,000)

Long term debt	$11,853	$1,420

7.	Asset Retirement Obligation

As part of the consideration for the Cliffs Purchase Agreements (Note 5), the Company indemnified Cliffs for the liability for final reclamation and closure of the mine and acquired property.

Federal, state and local laws and regulations concerning environmental protection affect the Company’s operations. Under current regulations, the Company is contracted to indemnify Cliff’s requirement to meet performance standards to minimize environmental impact from operations and to perform site restoration and other closure activities. The Company’s provisions for future site closure and reclamation costs are based on known requirements. It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments. The Company’s estimate of the present value of the obligation to reclaim the NorthMet Project is based upon existing reclamation standards at 31 January 2007 and Canadian GAAP. Once the Company obtains its permit to mine the environmental and reclamation obligations will be direct with the governing bodies.

The Company’s estimate the fair value of the asset retirement obligation was $3,422,000 (2006 - $2,510,000). These were based upon a 31 January 2007 undiscounted future cost of $21.6 million for the first Cliffs transaction and $1.8 million for Cliffs II, an annual inflation rate of 3.00%, and a credit- adjusted interest rate of 12.00% and a mine life of 20 years, commencing in late-2008 and a reclamation period of 5 years. During the year ended 31 January 2007, the Company increased the credit-adjusted interest rate from 9% to 12% to reflect the Company’s expected borrowing rates. Accretion of the liability of $280,000 (2006 - $47,000) until the commencement of commercial production will be capitalized to the NorthMet Project assets.

PolyMet Mining Corp.

Notes to Consolidated Financial Statements

For the years ended 31 January 2007, 2006 and 2005
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

8.	Share Capital

	a)	Share Issuances for Cash

During the year ended 31 January 2007 the Company issued the following shares for cash:

		i)	14,662,703 shares pursuant to the exercise of warrants at prices between Cdn$0.20 and Cdn$2.00 (US$0.09 and US$1.77) for total proceeds of $14.310 million (Note 8e));

		ii)	2,193,000 shares pursuant to the exercise of stock options for total proceeds of $765,000 (Note 8b));

During the year ended 31 January 2006 the Company issued the following shares for cash:

		i)	224,925 shares pursuant to the exercise of warrants allotted at 31 January 2005 (note 8e));

ii)

Four private placements for a total of 28,494,653 shares at prices of CDN$0.55 – CDN$1.40 (US$0.48 - US$1.22) for net proceeds of $20,389,000 ($763,000 was received prior to 31 January 2005). Each of the private placements included share purchase warrants (Note 8e)). Cash share issue costs in the amount of $909,000 were included in respect of these private placements;

		iii)	5,700,628 shares pursuant to the exercise of 5,700,628 share purchase warrants for total proceeds of $3,296,000 (Note 8e));

		iv)	1,795,852 shares pursuant to the exercise of stock options for total proceeds of $197,000 (Note 8b));

	b)	Stock Options

	31	Weighted	31 January	Weighted	31	Weighted
	January	Average	2006	Average	January	Average
	2007	Exercise	Options	Exercise	2005	Exercise
	Options	Price		Price	Options	Price
		(CDN$)		(CDN$)		(CDN$)
Outstanding -
Beginning of year	6,783,700	0.80	4,999,552	0.32	3,542,952	0.11
Granted	4,500,000	2.93	3,580,000	1.13	2,545,000	0.52
Cancelled	(700)	(0.10)	-	-	-	-
Exercised	(2,193,000)	(0.39)	(1,795,852)	0.13	(1,088,400)	0.10
Outstanding -
End of year	9,090,000	1.95	6,783,700	0.80	4,999,552	0.32

PolyMet Mining Corp.

Notes to Consolidated Financial Statements

For the years ended 31 January 2007, 2006 and 2005
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

8.	Share Capital - Continued

	b)	Stock Options - Continued

As at 31 January 2007, the following director, officer, consultant and employee stock options were outstanding:

			Number of
	Exercise Price	Exercise Price	options
Expiry Date	(US$)	(CDN$)	outstanding
9 March 2009	0.34	0.40	225,000
28 April 2009	0.63	0.75	150,000
5 July 2009	0.56	0.66	1,125,000
18 October 2009	0.67	0.79	50,000
30 March 2010	0.55	0.65	425,000
1 May 2010	0.72	0.85	350,000
15 June 2010	0.80	0.94	40,000
19 September 2010	1.15	1.36	1,690,000
24 October 2010	1.02	1.20	280,000
5 December 2010	0.97	1.15	255,000
20 March 2011	2.33	2.76	3,200,000
19 June 2011	2.51	2.97	325,000
1 September 2011	3.23	3.82	325,000
22 September 2011	2.97	3.51	75,000
5 January 2012	2.79	3.30	575,000
	1.65	1.95	9,090,000

As at 31 January 2007 all options, except for the 575,000 expiring 5 January 2012, had vested and were exercisable. These options have vesting periods over 12 to 18 months.

c)	Stock-Based Compensation

i)

During the year ended 31 January 2007, the Company issued 4,500,000 options to directors, officers, consultants and employees with exercise prices of CDN$2.76 – CDN$3.82 (US$2.33 – US$3.23) per option.

The fair value of stock-based compensation in the amount of $4,723,000 has been recorded in the accounts of the Company as an expense with the offsetting entry to contributed surplus. This value is estimated at the date of grant using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Risk-free interest rate	3.89% to 4.09%
Expected dividend yield	Nil
Expected stock price volatility	59.91% to 83.01%
Expected option life in years	2.33

The weighted fair value of options granted was Cdn$1.36 (US$1.15)

PolyMet Mining Corp.

Notes to Consolidated Financial Statements

For the years ended 31 January 2007, 2006 and 2005
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

8.	Share Capital - Continued

c)	Stock-Based Compensation - Continued

Option pricing models require the input of highly subjective assumptions including the estimate of the share price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

ii)

During the year ended 31 January 2006, the Company issued 3,580,000 options to directors, officers, consultants and employees with exercise prices ranging from CDN$0.65 - CDN$1.36 per option. The fair value of stock-based compensation in the amount of $3,523,324 has been recorded in the accounts of the Company as an expense with the offsetting entry to contributed surplus. This value is estimated at the date of grant using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Risk-free interest rate	3.66%
Expected dividend yield	Nil
Expected stock price volatility	131%
Expected option life in years	5.00

iii)

During the year ended 31 January 2005, the Company issued 2,545,000 options to directors, officers, consultants and employees with exercise prices ranging from CDN$0.21 - CDN$0.79 per option. The fair value of stock-based compensation in the amount of $992,658 has been recorded in the accounts of the Company as an expense with the offsetting entry to contributed surplus. This amount includes the expense for the 950,000 options at CDN$0.13, granted on 3 October 2003, which were approved by the Company’s shareholders on 24 May 2004. This value is estimated at the date of grant using the Black- Scholes Option Pricing Model with the following weighted average assumptions:

Risk-free interest rate	3.25%
Expected dividend yield	Nil
Expected stock price volatility	143%
Expected option life in years	4.78

PolyMet Mining Corp.

Notes to Consolidated Financial Statements

For the years ended 31 January 2007, 2006 and 2005
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

8.	Share Capital - Continued

	d)	Contributed Surplus

Contributed surplus represents accumulated stock-based compensation expense and warrants issued, reduced by the fair value of the stock options and warrants exercised.

Details are as follows:

	January 31	January 31
	2007	2006
		(restated – note 2)
Balance – Beginning of year	$8,084	$1,006
Current year fair value of stock-based compensation	4,723	3,523
Fair value of warrants issued in unit financings	-	3,653
Fair value of warrants exercised during the year and
transferred to share capital	(3,653)	-
Fair value of warrants issued for deferred financing costs	1,197	-
Fair value of stock options exercised during the year and
transferred to share capital	(737)	(98)
Balance – End of year	$9,614	$8,084

e)	Share Purchase Warrants

The Company’s share purchase warrants as at 31 January 2007 and 2006 and the changes during the years then ended are as follows:

	2007		2006
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Warrants	Price	Warrants	Price
		(CDN$)		(CDN$)
Warrants outstanding and
exercisable - beginning of year	14,663,000	1.07	5,841,000	0.42
Issued	1,100,000	4.53	15,175,000	1.17
Exercised	(14,663,000)	(1.07)	(5,925,000)	(0.66)
Expired	-	-	(428,000)	(1.20)

Warrants outstanding and
exercisable – end of year	1,100,000	4.53	14,663,000	1.07

PolyMet Mining Corp.

Notes to Consolidated Financial Statements

For the years ended 31 January 2007, 2006 and 2005
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

8.	Share Capital - Continued

	e)	Share Purchase Warrants - Continued

Share purchase warrants outstanding at 31 January 2007 and 2006 are as follows:

	Exercise	Number of Shares
Expiry Date	Price	2007	2006
	(CDN$)
1 March 2006	1.20	-	625,000
16 November 2006	0.20	-	3,429,000
28 February 2008	1.25	-	3,336,000
22 March 2008	1.25	-	4,573,000
9 May 2007	2.00	-	1,772,000
6 September 2007	1.25	-	928,000
31 October 2006	4.53	1,100,000	-

		1,100,000	14,663,000

On 31 October 2006, the Company issued 600,000 warrants to BNP Paribas Loan Services as partial consideration under the agreement described in Note 13d). These warrants have an exercise price of US$4.00 per share and expire on 30 October 2010. The fair value of these warrants was $1,197,000. Further, upon delivering a bona fide offer of project financing, warrants to purchase an additional 500,000 shares of the Company at a price of US$4.00 per share at any time prior to 30 October 2010 will vest.

During the year ended 31 January 2007, aside from the above warrant and option exercises, the Company did not enter into any financings.

During the year ended 31 January 2006 the Company completed the following financings (for accounting purposes, the value of the units was not originally bifurcated between share capital and warrants). The 31 January 2006 figures were restated in these financial statements to reflect this requirement.

(i)

A non-brokered private placement for 9,000,000 units at a price of CDN$0.55 per unit. Each unit consisted of one common share and one half of one share purchase warrant. One full Warrant entitles the holders, on exercise, to purchase one additional common share of the Company at a price of CDN$0.70 per Warrant Share at any time until the close of business on the day which is 24 months from the date of Closing, provided that if the closing price of the Issuer’s shares, as traded on the Exchange, trade at or exceed CDN$1.00 per share for 30 consecutive trading days, the Warrants will terminate 30 days thereafter.

PolyMet Mining Corp.

Notes to Consolidated Financial Statements

For the years ended 31 January 2007, 2006 and 2005
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

8.	Share Capital - Continued

	e)	Share Purchase Warrants - Continued

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

(iii)

A brokered private placement for 9,277,777 units at a price of CDN$0.90 per unit. Each unit consisted of one common share and one half of one share purchase warrant. One full Warrant entitles the holders, on exercise, to purchase one additional common share of the Company at a price of CDN$1.25 per Warrant Share at any time until the close of business on the day which is 30 months from the date of Closing, provided that if the closing price of the Issuer’s shares as traded on the Exchange is over CDN$2.50 per share for 20 consecutive trading days (Accelerated Expiry), the Warrants will terminate 30 days thereafter. In addition, 927,777 share purchase warrants were issued as finders fee at a price of CDN$1.25 for a period of two years from the date of Closing and include the Accelerated Expiry provision.

(iv)

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

PolyMet Mining Corp.

Notes to Consolidated Financial Statements

For the years ended 31 January 2007, 2006 and 2005
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

9.	Supplemental Disclosure With Respect To Statements of Cash Flows

During the years ended 31 January 2007, 2006 and 2005, the Company entered into the following non-cash investing and financing activities:

	2007	2006	2005
Issued 2,000,000 (2006 – 6,200,547; 2005 –
1,000,000) shares to Cliffs pursuant to the
Company’s exercise of the Cliffs Option to
purchase the Cliffs Assets	$6,160	$7,564	$229
Issued promissory notes payable to Cliffs
pursuant to the Company’s exercise of the Cliffs
Option to purchase the Cliffs Assets	$12,518	$2,400	$-
Recorded an Asset Retirement Obligation and a
corresponding increase in Cliffs Assets pursuant
to the Company’s exercise of the Cliffs Option to
purchase the Cliffs Assets	$911	$2,511	$-
Transfer from contributed surplus to capital stock
on exercise of stock options	$737	$98	$42
Transfer from share subscriptions to share capital
on issuance of the related shares	$-	$763	$-
Capitalized accrued interest on the promissory
note payable to Cliffs	$165	$21	$-
Issued nil (2006 – 852,915; 2005 – 155,626)
shares for finders’ fees on private placements	$-	$617	$96

10.	Related Party Transactions

In addition to transactions disclosed elsewhere in these financial statements, the Company has conducted transactions with officers, directors and persons or companies related to directors and paid or accrued amounts as follows:

	2007	2006	2005

Rent and office charges paid to a company of the
which the president is a director	$62	$25	$20

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value, which is the amount of consideration established and agreed to by the related parties.

PolyMet Mining Corp.

Notes to Consolidated Financial Statements

For the years ended 31 January 2007, 2006 and 2005
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

11.	Income Taxes

The Company’s provision for income taxes differs from the amounts computed by applying the combined Canadian federal and provincial income tax rates to the net loss as a result of the following:

	2007	2006
Provision for recovery of taxes at statutory rates	$(6,105)	$(5,553)
Tax benefit not recognized on current year losses	2,156	1,174
Differences in foreign tax rates	(426)	(358)
Non-deductible items and other	4,375	4,737

	$-	$-

Future income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's future tax assets as at 31 January 2007 are as follows:

	2007	2006
Non-capital loss carry forwards	$5,916	$4,114
Unutilized exploration expenses	8,422	6,439
Capital assets	(8)	(7)
Total gross future income tax assets	14,330	10,546
Less: valuation allowance	(14,330)	(10,546)

Net future income tax allowance	$-	$-

The Company has income tax loss carry forwards of approximately $7.4 million in Canada, which may be used to reduce future income taxes otherwise payable and which expire in the years 2008 to 2027.

The Company has income tax loss carry forwards of approximately $9.8 million in the United States, which may be used to reduce future income taxes otherwise payable and which expire in the years 2008 to 2027. Virtually all of the unutilized exploration expenses are in the United States.

The tax benefit of the above noted tax assets have been offset by recognition of a valuation allowance in these financial statements.

PolyMet Mining Corp.

Notes to Consolidated Financial Statements

For the years ended 31 January 2007, 2006 and 2005
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

12.	Segmented Information

The Company is in the feasibility stage of developing its mineral properties in the U.S. and provides for its financing and administrative functions at the head office located in Canada. Segmented information on a geographic basis is as follows:

2007	Canada	U.S.	Consolidated
Segment operating loss	$8,824	$9,069	$17,893
Identifiable assets	$9,845	$38,886	$48,731

2006
Segment operating loss	$4,523	$11,406	$15,929
Identifiable assets	$11,653	$14,381	$26,034

13.	Contingent Liabilities and Commitments

a)

The Company has instituted a share bonus plan as part of its employment, management and consulting contracts for key management and project personnel. This bonus plan adds incentive for key personnel to reach certain prescribed milestones required to reach commercial production at the NorthMet Project. As at 31 January 2007, the Company had received shareholder approval of the Bonus Shares for Milestones 1 – 4 and regulatory approval for Milestones 1, 2 and 3. Milestone 4 is subject to regulatory approval, which will be sought when the Company is closer to completing the Milestone. To date 3,940,000 shares have been issued for the achievement of Milestones 1 and 3. The bonus shares allocated for Milestones 1 thru 4 are valued using the Company’s closing trading price on 28 May 2004 of CDN$0.75 per share, the date of the approval of the bonus plan by the disinterested shareholders, instead of CDN$0.19 per share as presented in the financial statements as of 31 January 2006 and 2005. An appropriate adjustment was posted during the current fiscal year and the prior two fiscal years were restated as mentioned in note 2 to these financial statements.

The summary of the share bonus plan is as follows:

	Bonus Shares
Milestone 1	1,590,000	(i) issued
Milestone 2	1,300,000	(ii)
Milestone 3	2,400,000	(iii) issued
Milestone 4	3,240,000	(iv)

(i)

Milestone 1 –Completion of an agreement with Cliffs-Erie LLC for the option to purchase of Cliffs-Erie facility to be used as a part of mining and processing operations for the NorthMet Project. This milestone was achieved on 16 February 2004 and therefore, during the year ended 31 January 2005, the Company expensed a CDN$1,192,500 (US$872,552) bonus as consulting fees and allotted 1,590,000 shares. These shares were issued in March 2005.

(ii)	Milestone 2 – Negotiation and completion of an off-take agreement with a senior metals producer for the purchase of raw materials to be produced from the NorthMet Project.

PolyMet Mining Corp.

Notes to Consolidated Financial Statements

For the years ended 31 January 2007, 2006 and 2005
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

13.	Contingent Liabilities and Commitments - Continued

(iii)

Milestone 3 –Completion of a “bankable feasibility study” which indicates that commercial production from the NorthMet Project is viable. This milestone was achieved on 25 September 2006 and therefore, during the year ended 31 January 2007, the Company expensed a C$1,762,500 ($1,289,621) bonus as consulting fees and allotted 2,350,000 shares. These shares were issued in October 2006.

(iv)	Milestone 4 – Commencement of commercial production at the NorthMet Project at a time when the company has not less than 50% ownership interest.

(v)

At the Annual General Meeting of shareholders of the Company, held on 21 June 2006, the shareholders approved the issuance of shares under Milestone 3. Shareholders also approved accelerated vesting of bonus shares whereby, in the event the Company is the subject of a take-over bid, all shares that remain subject to issuance under Milestones 2 and 4 shall be vested and issued provided that no individual will benefit from both accelerated vesting and terminated severance allowances as described in paragraph b) below.

b)

As a part of certain employment and management contracts, the Company had agreed to severance allowances for key employees and management in the event of a take-over bid. These allowances were based upon the Company’s implied market capitalization at the time of the take-over bid, calculated by multiplying the number of shares outstanding on a fully diluted basis by the take-over bid price per share. These severance allowances have been terminated pursuant to oral or written amendments to these contracts and will be replaced by termination agreement representing up to three times the average annual compensation in the three years prior to change of control.

c)

Pursuant to the Company’s Asset Purchase Agreement with Cliffs (Note 5), for as long as Cliffs owns 1% or more of the Company’s issued shares, Cliffs will have the right to participate on a pro-rata basis in future cash equity financings. This agreement will also include a first right of refusal in favour of the Company should Cliffs wish to dispose of its interest.

d)

On 31 October 2006 the Company entered into an agreement with BNP Paribas Loan Services (“BNPP”) whereby BNPP will advise and assist PolyMet in all aspects of preparation for construction finance. As part of this agreement, BNPP was issued warrants to purchase 600,000 shares of the Company’s common stock at a price of US$4.00 per share at any time prior to 30 October 2010. The fair value of these warrants was $1,197,000. Further, upon delivering a bona fide offer of project financing, warrants to purchase an additional 500,000 shares of the Company at a price of US$4.00 per share at any time prior to 30 October 2010 will vest. As part of the agreement, PolyMet will also pay BNPP $50,000 per month for its advice and assistance.

PolyMet Mining Corp.

Notes to Consolidated Financial Statements

For the years ended 31 January 2007, 2006 and 2005
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

14.	Differences Between Canadian and United States Generally Accepted Accounting Principles

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The U.S. Securities and Exchange Commission requires that financial statements of foreign registrants contain a reconciliation presenting the statements on the basis of accounting principles generally accepted in the U.S. Any differences in accounting principles as they pertain to the accompanying consolidated financial statements are not material except as follows:

a)

Under Canadian GAAP, the Company capitalizes accretion relating to its asset retirement obligations to mineral property, plant and equipment. Under US GAAP, this amount is expensed for the period prior to the DFS and debited to the Mineral property, plant and equipment asset.

The effects of the differences in accounting principles on accretion of asset retirement obligation on net loss and comprehensive loss are as follows:

	2007	2006	2005
Net Loss and Comprehensive Loss:
Net loss - Canadian GAAP basis	$17,893	$15,929	$4,416
Adjustment of accretion to asset retirement obligation	155	47	-
Net loss and comprehensive loss - U.S. GAAP basis	$18,048	$15,976	$4,416
Weighted average number of shares computed under U.S.
GAAP	114,754,213	73,484,490	53,784,877
Loss per share following U.S. GAAP	$(0.16)	$(0.22)	$(0.08)

b)	Recent U.S. Accounting Pronouncements, which relate to the Company’s current operations are summarized as follows:

In May 2005, the FASB issued SFAS 154, “Accounting Changes and Error Corrections,” which replaces APB Opinion No. 20, “Accounting Changes,” and supersedes FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements – an amendment of APB Opinion No. 28.” SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the period- specific effects of an accounting change on one or more individual prior periods presented, SFAS 154 requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings for that period rather than being reported in an income statement. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, SFAS 154 requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable. The adoption of this standard did not result in a material impact to the Company’s consolidated financial statements.

PolyMet Mining Corp.

Notes to Consolidated Financial Statements

For the years ended 31 January 2007, 2006 and 2005
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

14.	Differences Between Canadian and United States Generally Accepted Accounting Principles - Continued

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”). This interpretation clarifies the recognition threshold and measurement of a tax position taken or expected to be taken on a tax return, and requires expanded disclosure with respect to the uncertainty in income taxes. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company expects that the adoption of FIN 48 will not have a material effect on its financial condition or results of operations.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurement" ("SFAS 157"). The Statement provides guidance for using fair value to measure assets and liabilities. The Statement also expands disclosures about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurement on earnings. This Statement applies under other accounting pronouncements that require or permit fair value measurements. This Statement does not expand the use of fair value measurements in any new circumstances. Under this Statement, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the entity transacts. SFAS 157 is effective for the Company for fair value measurements and disclosures made by the Company in its fiscal year beginning on 1 February 2008. The Company is currently reviewing the impact of this statement.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)” (SFAS 158”). SFAS 158 requires an employer that sponsors one or more single- employer defined benefit plans to (a) recognize the overfunded or underfunded status of a benefit plan in its statement of financial position, (b) recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to SFAS 87, “Employers’ Accounting for Pensions”, or SFAS 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions”, (c) measure defined benefit plan assets and obligations as of the date of the employer’s fiscal year-end, and (d) disclose in the notes to financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation. The adoption of this standard did not result in a material impact to the Company’s consolidated financial statements.

In February 2007, the Financial Accounting Standards Board (the “FASB”) issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS 159). SFAS 159 allows the company to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS 159 is effective for fiscal years beginning after 15 November 2007. The Company is currently evaluating the requirements of SFAS 159 and the potential impact on the Company’s financial statements.

PolyMet Mining Corp.

Notes to Consolidated Financial Statements

For the years ended 31 January 2007, 2006 and 2005
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

14.	Differences Between Canadian and United States Generally Accepted Accounting Principles -

Continued

In a recent continuous disclosure review, the SEC determined that for US GAAP purposes it is generally not possible to treat as equity, warrants whose exercise price is denominated in a currency different from the functional currency of the entity. The SEC's view is that for US GAAP purposes such warrants are derivative instruments and should be recorded as liabilities and carried at fair value, with changes in fair value recorded in earnings. A recent meeting of the FASB considered the SEC’s view and the FASB have recommended that Companies be allowed to implement this accounting in a future year, as an accounting change. The Company intends to adopt this accounting in the period the FASB recommends and to treat the adjustments as an accounting change.

15.	Subsequent Events

In addition to items disclosed elsewhere in these financial statements, the Company conducted the following transactions after 31 January 2007:

a)

On 17 April 2007, the Company closed a non-brokered private placement financing of 15 million units at US$2.75 per unit, with each unit comprising one common share and one-half of one warrant. Each whole warrant is exercisable into a common share at a price of US$4.00 at any time until 13 October 2008, subject to an early trigger if the 20-day volume weighted average price of the common shares is US$6.00 or more. In connection with the private placement, the Company has paid finders’ fees totalling US$1.43 million in cash, 150,000 shares and 520,000 broker warrants having the same terms as the warrants described above.

b)

The Company granted 1,950,000 stock options to directors, officers, consultants and employees at prices ranging from US$2.88 to $2.99. Of these options, 475,000 vested immediately and 1,475,000 are scheduled to vest at future dates or upon future events.

c)

On 25 April 2007, the Company’s agreement with Minnesota Power, whereby Minnesota Power will provide all of PolyMet’s electric service needs at its NorthMet project through 2018 was approved by the Minnesota Public Utilities Commission.