Form 20-F
period 2008-01-31
POLYMET MINING CORP
filed 2008-04-30
CIK 866028

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2008

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 136,991,075

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

2

Financial Statements:

i

This Annual Report on Form 20-F contains statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”). These statements appear in a number of different places in this Annual Report and can be identified by words such as "expects", “anticipates”, "believes", "intends", "estimates", “potential”, “possible”, "projects", "plans", and similar expressions, or statements that events, conditions or results “will”, “may”, “could”, or “should” occur or be achieved or their negatives or other comparable words. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may expressed or implied by such forward-looking statements. The statements, including the statements contained in Item 3D “Risk Factors”, Item 4B “Business Overview”, Item 5 “Operating and Financial Review and Prospects” and Item 11 “Quantitative and Qualitative Disclosures About Market Risk”, are inherently subject to a variety of risks and uncertainties that could cause actual results, performance or achievements to differ significantly. Forward-looking statements include statements regarding the outlook for our future operations, plans and timing for our exploration and development programs, statements about future market conditions, supply and demand conditions, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact. You are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties. Our actual results may differ materially from those in the forward-looking statements due to risks facing us or due to actual facts differing from the assumptions underlying our predictions. Some of these risks and assumptions include:

-	general economic and business conditions, including changes in interest rates;
-	prices of natural resources, costs associated with mineral exploration and development, and other economic conditions;
-	natural phenomena;
-	actions by government authorities, including changes in government regulation;
-	uncertainties associated with legal proceedings;
-	changes in the resources market;
-	future decisions by management in response to changing conditions;
-	our ability to execute prospective business plans, and
-	misjudgments in the course of preparing forward-looking statements.

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

Selected Financial Data
(US$ in 000’s, except loss per share and weighted average shares)

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	1/31/08	1/31/07	1/31/06	1/31/05	1/31/04
Revenue	$ –	$ –	$ –	$ –	$ –
Income (loss) from Operations	$ –	$ –	$ –	$ –	$ –
Net Loss	$ (3,690)	$ (17,893)	$ (15,929)	$ (4,416)	$ (147)
US GAAP Net Loss[1]	$ (4,124)	$ (18,126)	$ (15,976)	$ (4,416)	$ (147)
Loss Per Share	$ (0.03)	$ (0.16)	$ (0.22)	$ (0.09)	$ –
US GAAP Loss Per Share	$ (0.03)	$ (0.16)	$ (0.22)	$ (0.08)	$ –
Diluted Net Loss Per Share	$ (0.03)	$ (0.16)	$ (0.22)	$ (0.09)	$ –
Dividends Per Share	$ –	$ –	$ –	$ –	$ –
Weighted Average Shares	133,697,572	114,754,213	73,484,490	51,946,290	32,452,000
Working Capital	$ 16,558	$ 5,240	$ 9,070	$ 1,274	$ 424
Total Assets	$ 89,199	$ 48,731	$ 26,034	$ 2,350	$ 1,025
US GAAP Total Assets[2]	$ 88,485	$ 48,451	$ 25,987	$ 2,350	$ 1,025
Long-Term Debt	$ 10,834	$ 11,853	$ 1,420	$ –	$ –
Shareholders’ Equity	$ 69,151	$ 29,938	$ 19,387	$ 2,019	$ 926
US GAAP Shareholders’	$ 68,437	$ 29,658	$ 19,340	$ 2,019	$ 926
Equity[1]
Capital Stock	$ 104,615	$ 72,923	$ 46,009	$ 19,027	$ 15,232
US GAAP Mineral Properties[1]	$ 64,052	$ 37,776	$ 14,178	$ –	$ –

1	Under Canadian GAAP, the Company capitalizes accretion relating to asset retirement obligations. Under US GAAP, this amount is expensed.

Unless otherwise indicated, all monetary amounts in this Annual Report are expressed in United States dollars, the Company’s reporting currency.

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

We are investing heavily in various facets of our NorthMet Project. Our project is subject to a number of risks that may make it less successful than anticipated, including:

  we may encounter delays or higher than expected costs in obtaining the necessary equipment or services to build and operate our projects, and adverse mining conditions may delay and hamper our ability to produce the expected quantities of minerals.

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

  protect and preserve wetlands and endangered species, and

  mitigate negative impacts on certain archeological and cultural sites.

We are required to obtain various governmental permits to conduct exploration, development, construction and mining activities at our properties. Obtaining the necessary governmental permits is often a complex and time-consuming process involving numerous U.S. or Canadian federal, provincial, state, and local agencies. The duration and success of each permitting effort is contingent upon many variables not within our control. In the context of obtaining permits or approvals, we must comply with known standards, existing laws, and regulations that may entail greater or lesser costs and delays depending on the nature of the activity to be permitted and the interpretation of the laws and regulations implemented by the permitting authority. The failure to obtain certain permits or the adoption of more stringent permitting requirements could have a material adverse effect on our business, operations, and properties and we may be unable to proceed with our exploration and development programs.

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

  global and regional supply and demand, and

  political and economic conditions and production costs in major metals producing regions of the world.

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

We are dependent on our key personnel

Our success depends on key members of our management. The loss of the services of one or more of such key management personnel could have a material adverse effect us. Our ability to manage exploration and development activities, and hence our success, will depend in large part on the efforts of these individuals. We face intense competition for qualified personnel, and we cannot be certain that we will be able to attract and retain such personnel.

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

  Title to mining properties may be subject to other claims, and

  In the development stage of a mining operation, our mining activities could be subject to substantial operating risks and hazards, including metal bullion losses, environmental hazards, industrial accidents, labor disputes, encountering unusual or unexpected geologic formations or other geological or grade problems, encountering unanticipated ground or water conditions, cave- ins, pit-wall failures, flooding, rock falls, periodic interruptions due to inclement weather conditions or other unfavorable operating conditions and other acts of God. Some of these risks and hazards are not insurable or may be subject to exclusion or limitation in any coverage which we obtain or may not be insured due to economic considerations.

As a result of all of these factors, we may run out of money, in which case we will have to suspend or cease operations.

Our actual mineral reserves and mineral resources may not conform to our established estimates.

The figures for mineral reserves and mineral resources stated in this Annual Report are estimates and no assurances can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Market fluctuations and the prices of metals may render reserves and mineral resources uneconomic. Moreover, short-term operating factors relating to the mineral deposits, such as the need for the orderly development of the deposits or the processing of new or different grades of ore, may cause a mining operation to be unprofitable in any particular accounting period.

There is no assurance that any of our mineral resources will ever be classified as mineral reserves under the disclosure standards of the SEC.

Item 4.D of this Annual Report discusses our mineral resources in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). Resources are classified as “measured resources”, “indicated resources” and “inferred resources” under NI 43-101. However, U.S. investors are cautioned that the SEC does not recognize these resource classifications. There is no assurance that any of our mineral resources will be converted into mineral reserves under the disclosure standards of the SEC.

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

We have a history of losses which we expect will continue for the future. If we do not begin to generate revenues or find alternate sources of capital, we may either have to suspend or cease operations.

As a development stage company with no holdings in any producing mines, we continue to incur losses and expect to incur losses in the future. As of January 31, 2008, we had an accumulated deficit of $56,289,000. We may not be able to achieve or sustain profitability in the future. If we do not begin to generate revenues or find alternate sources of capital, we may either have to suspend or cease operations.

We may not have adequate, if any, insurance coverage for some business risks that could lead to economically harmful consequences to us.

Our businesses are generally subject to a number of risks and hazards, including:

  industrial accidents;

  railroad accidents;

  labor disputes;

  environmental hazards;

  electricity stoppages;

  equipment failure, and

  severe weather and other natural phenomena.

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

Our shares that are eligible for future sale may have an adverse effect on the price of our stock. As of January 31, 2008 there were 136,991,075 of our common shares outstanding. The average trading volume for the three months prior to January 31, 2008 was approximately 85,000 shares per day on the Toronto Stock Exchange and 212,000 shares per day on the American Stock Exchange. Sales of substantial amounts of our common shares, or a perception that such sales could occur, and the existence of options or warrants to purchase common shares at prices that may be below the then current market price of our common shares, could adversely affect the market price of our common shares and could impair our ability to raise capital through the sale of our equity securities.

Your ownership interest, voting power and the market price of our common shares may decrease because we have issued, and may continue to issue, a substantial number of securities convertible or exercisable into our common shares.

We have issued common shares and options, and warrants to purchase our common shares to satisfy our obligations and fund our operations (see Item 5.A). Since we currently do not have a source of revenue, we will likely issue additional common shares, options, warrants, preferred stock or other securities exercisable for or convertible into our common shares to raise money for our continued operations or as non-cash incentives to our own and our subsidiaries' directors, officers, insiders, and key employees. If additional sales of equity occur, your ownership interest and voting power in us will be diluted and the market price of our common shares may decrease.

Under our 2007 Omnibus Share Compensation Plan (the “Plan”) which was adopted on May 25, 2007, and approved by our shareholders on June 27, 2007, the aggregate number of Common Shares that may be issuable pursuant to the Plan may not at any time exceed the greater of (i) 10% of our issued and outstanding common shares and (ii)18,592,888 common shares, representing 13.62% of our outstanding common shares at the time of the approval of the Plan, of which 5,940,000 common shares are reserved for issuance as awards other than options. As of January 31, 2008 the aggregate number of Common

Shares issuable pursuant to the Plan was 13,655,887 shares. Our bonus share incentive plan (the “Bonus Plan”) was established for our directors and key employees and was approved by the disinterested shareholders at the Company’s shareholders’ meeting held on May 28, 2004. Under the Bonus Plan we may issue an additional 4,940,000 shares upon achieving certain milestones.

Upon any issuances or exercise of options issued, the ownership interests and voting power of existing shareholders may be further diluted.

We have a Shareholders Rights Plan Agreement and certain employment and management contracts that contain provisions designed to discourage a change of control.

An updated Shareholders Rights Plan between us and shareholders effective as of June 27, 2007 and certain employment and management agreements contain provisions that could discourage an acquisition or change of control without our board of directors’ approval. Under the Shareholders’ Rights Plan, if a shareholder individually or in concert with other shareholders acquires 20% or more of our common shares outstanding without complying with the Shareholders’ Rights Plan or without the approval of our board of directors, all holders of record will have a right to one common share for each share owned. We have also entered into agreements with certain key employees and officers that contain severance provisions in the event of a take-over bid. The Shareholders’ Rights Plan and the preceding agreements may make it more difficult for a third party to acquire control of us, even if such a change of control is more beneficial to shareholders.

Because we believe that we will be classified as a passive foreign investment company (a PFIC), U.S. holders of our common shares may be subject to United States federal income tax consequences that are worse than those that would apply if we were not a PFIC.

Because we believe that we will be classified as a passive foreign investment company (a PFIC), U.S. holders of our common shares may be subject to United States federal income tax consequences that are worse than those that would apply if we were not a PFIC, such as ordinary income treatment plus a charge in lieu of interest upon a sale or disposition of our common shares even if the shares were held as a capital asset. See “Certain United States Federal Income Tax Consequences”.

Conflicts of Interest

Certain of our directors, officers or promoters are directors, officers, significant shareholders or promoters of other U.S. and Canadian publicly traded companies. As a result, potential conflicts of interest may arise with respect to the exercise by such persons of their respective duties for us. In the event that such a conflict of interest arises at a meeting of our directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In the appropriate cases, we will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. Other than as indicated, we have no other procedures or mechanisms to deal with conflicts of interest. We are not aware of any conflicts of interest at the present time.

Absence of Dividends

We have never declared or paid cash dividends on our common shares and do not anticipate doing so in the foreseeable future. There can be no assurance that our board of directors will ever declare cash dividends, which action is exclusively within its discretion. Investors cannot expect to receive a dividend on our common shares in the foreseeable future, if at all.

Increased Costs and Compliance Risks as a Result of Being a Public Company

Legal, accounting and other expenses associated with public company reporting requirements have increased significantly in the past few years. We anticipate that general and administrative costs associated with regulatory compliance will continue to increase with recently adopted governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as well as new rules implemented by the SEC, Canadian Securities Administrators, the AMEX and the TSX. We expect these rules and regulations to significantly increase its legal and financial compliance costs and to make some activities more time consuming and costly. There can be no assurance that we will continue to effectively meet all of the requirements of these new regulations, including Sarbanes-Oxley Section 404 and Canadian Multilateral Instrument 52-109 – Financial Disclosure (“MI 52-109”). Any failure to effectively implement new or improved internal controls, or to resolve difficulties encountered in their implementation, could harm our operating results, cause us to fail to meet reporting obligations or result in management being required to give a qualified assessment of our internal controls over financial reporting or our independent registered public accounting firm providing an adverse opinion regarding management’s assessment. Any such result could cause investors to lose confidence in our reported financial information, which could have a material adverse effect on our stock price. We also expect these new rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and it may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. If we fail to maintain the adequacy of our internal controls, our ability to provide accurate financial statements and comply with the requirements of the Sarbanes-Oxley Act and/or MI 52-109 could be impaired, which could cause the our stock price to decrease.

ITEM 4. INFORMATION ON THE COMPANY

A.        History and Development of the Company

PolyMet Mining Corp. was incorporated under the British Columbia Companies Act and continued under the Business Corporations Act (British Columbia) in British Columbia, Canada on March 4, 1981, under the name Fleck Resources Ltd., which we changed to PolyMet Mining Corp. on June 10, 1998.

Our principal executive office is situated at Suite 1003 – 1177 West Hastings Street, Vancouver, B.C. V6E 2K3. Our phone number is (604) 669-4701. Our registered and records office is located at our legal counsel’s offices situated at 2500 – 700 West Georgia Street, Vancouver, B.C. V7Y 1B3, CANADA. Our operational headquarters are located at P.O. Box 475, 6500 County Road 666, Hoyt Lakes, Minnesota 55750-0475, United States.

We are a reporting issuer in the following Canadian provinces: Alberta, British Columbia, and Ontario. Our common shares have been listed on the Toronto Stock Exchange (TSX) since February 1, 2007 and, formerly, on the TSX Venture Exchange (TSX-V) (formerly the Vancouver Stock Exchange) from April 13, 1984 to January 31, 2007 under the symbol "POM" and since June 26, 2006 our common shares have been listed on the American Stock Exchange (AMEX) under the symbol “PLM”.

Our registrar and transfer agent is Computershare Investor Services Inc. of 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, CANADA.

During the years ended January 31, 2008, 2007, and 2006 we spent $21.161 million, $13.015 million and $12.130 million, respectively to acquire property, perform pre-feasibility work and perform work following completion of our Definitive Feasibility Study on our NorthMet Project located in Minnesota, USA. In addition, during the years ended January 31, 2008, 2007, and 2006 we issued shares valued at $nil, $6.160 million and $7.564 million, respectively, in optioning and purchasing a nearby crushing and grinding plant and associated infrastructure (the “Erie Plant”) and land.

All of these expenses were incurred at our NorthMet Project and were funded from the proceeds of equity financings. Until the completion of Definitive Feasibility Study in September 2006, these expenditures were expensed with the exception of the Erie Plant acquisition. Expenditures after October 1, 2006, the completion of the Definitive Feasibility Study, have been capitalized.

B.         Business Overview

We are a development stage company engaged in the exploration and development of natural resource properties. Currently our sole mineral property is the NorthMet Project, a polymetallic deposit located in northeastern Minnesota, USA.

In the years ended January 31, 2008, 2007 and 2006, we conducted exploration, development and acquisition activities only and did not conduct any operations that generated revenues. Thus, we rely principally on equity financings to fund our projects and expenditures.

Since 2003, we have focused on commencing commercial production on our NorthMet Project. We have focused our efforts on four main areas:

Acquisition of the Erie Plant. The Erie Plant is a large processing facility and associated infrastructure located approximately six miles west of our NorthMet deposit. On November 15, 2005 and December 20, 2006 respectively we entered into two Contracts for Deed with Cliffs Erie LLC, a subsidiary of Cleveland Cliffs, Inc. of Cleveland, Ohio (“Cliffs”), under which we now own a large processing facility, a tailings disposal facility, and extensive associated infrastructure located approximately six miles west of our NorthMet deposit. In combination, the Erie Plant includes a 100,000 ton-per-day crushing and milling facility, a railroad and railroad access right connecting the Erie Plant to the NorthMet deposit, as well as 120 railcars, locomotive fueling and maintenance facilities, water rights and pipelines, large administrative offices on site and approximately 6,000 acres to the east and west of the Erie Plant, contiguous to the existing tailing facilities.

Environmental permitting. To commence commercial production at NorthMet, various regulatory approvals are needed. The Minnesota Department of Natural Resources (the “MDNR”), the United States Forest Service (the “USFS”) and the United States Army Corps of Engineers (the “USACE”) agreed to cooperate in preparing a single Environmental Impact Statement (the “EIS”) under state guidelines issued by the MDNR. The MDNR has taken longer than it originally expected to complete its review of the environmental testing and analysis that supports the EIS. Most recently, in February 2008 the MDNR informed us that, in order to make the draft EIS as thorough and complete as possible, extra time is being taken by the MDNR to validate and verify sampling, monitoring, and modeling data. The MDNR anticipates the validation and drafting of the draft EIS will be completed before the end of the second quarter of 2008.

Once the draft EIS is published, non-government organizations, government agencies and the public will have an opportunity to comment. The final EIS will incorporate analysis and appropriate responses to comments, a process that can take several months before the issuance of permits required before construction can commence.

Engineering and feasibility. We retained Bateman Engineering Pty. of Brisbane, Australia (“Bateman”) as the coordinating consultant to prepare a Definitive Feasibility Study (the “DFS”). On September 25, 2006 we reported that the Definitive Feasibility Study (DFS) prepared by Bateman confirmed the economic and technical viability of our NorthMet Project.

Bateman was responsible for completing the process design and detail engineering and cost estimates for the plant and infrastructure. This work was supported by other firms that provided geo-statistical reviews of the ore body, mine planning and scheduling of ore and waste, and assessment of the market for the metals and intermediate products planned to be produced.

Since September 2006 we have completed additional drilling, expanded the reserves, and more recently we have been updating the mine scheduling, approximately within the DFS pit design, and updating estimated capital and operating costs. In addition, we have been reviewing the possibility of selling concentrate during completion of construction and commissioning of the hydrometallurgical plant that was contemplated in the DFS. This approach has the advantage of staging capital costs so that the hydrometallurgical plant can be funded at least in part from cash flow from sales of concentrate, and it reduces our reliance on delivery of long lead-time equipment before we start commercial production.

Financing and corporate development. Since 2003 we have raised approximately $80 million from equity private placement financings. We have also expanded and strengthened our management team. Since January 31, 2008 we have relocated our operational headquarters to Hoyt Lakes, Minnesota.

C.        Organizational Structure

We have two wholly owned subsidiaries: (1) Fleck Minerals Inc., incorporated in Ontario, Canada, and (2) Poly Met Mining, Inc., incorporated in Minnesota, USA.

We have also continued to strengthen our management team at both the corporate level and at our facilities in Minnesota. During the period ended January 31, 2008, we appointed Joseph Scipioni as Chief Operating Officer and Phillip Brodie-Hall as Executive Vice-President Project Development. Subsequent to the fiscal year end we appointed Joseph Scipioni and Frank Sims to the Board, and we appointed William Murray as Executive Chairman, and promoted Joseph Scipioni to the position of President and Chief Executive Officer.

D.        Property, Plant and Equipment

Property - NorthMet Project, Minnesota, USA

Our primary mineral property is the NorthMet Project, a polymetallic project located in northeastern Minnesota, USA. Our Erie Plant facility is located approximately six miles west of the NorthMet ore body.

In the years ended January 31, 2008, 2007 and 2006, we conducted exploration, development and acquisition activities only and did not conduct any operations.

(a)       History

The NorthMet Project is located immediately south of the historic Mesabi Iron Range in northeastern Minnesota. Mining in the Iron Range dates back to the 1880’s when high grade iron ore known as hematite was first mined commercially. During the 1940s and 50s, with reserves of hematite dwindling, the iron industry began to focus on taconite, a lower-grade iron ore. Eight large crushing, grinding, milling facilities were built by various iron and steel companies to process the taconite, including the Erie Plant that we acquired in November 2005.

In the 1940s, copper and nickel were discovered nearby, following which, in the 1960s, United States Steel Corporation (“US Steel”) drilled what is now our NorthMet property. US Steel investigated the deposit as a high-grade, underground copper-nickel resource, but considered it to be uneconomic based on its inability to produce separate, clean nickel and copper concentrates with the metallurgical processes available at that time. In addition, prior to the development of the autocatalyst market in the 1970s, there was little market for platinum group metals (PGMs) and there was no economic and reliable method to assay for low grades of these metals.

In 1987, the Minnesota Natural Resources Research Institute (“NRRI”) published data suggesting the possibility of a large resource of PGMs in the base of the Duluth Complex. In 1989, we acquired a 20-year renewable mining lease over the property from US Steel and commenced an investigation into the potential for mining and recovery of copper, nickel, and PGMs. We re-assayed pulps and rejects from the previous US Steel drilling to obtain data on the PGMs. Sequentially we entered into joint venture agreements with Nerco and Argosy Mining, which assisted in identifying and quantifying potential PGM values. However, the challenge of producing separate concentrates of saleable copper and nickel remained.

In the mid-90’s, we began investigating the use of alternative metallurgical processes, including bio-leaching and pressure oxidation. In 1998 we focused on a hydrometallurgical technology that uses autoclaves, which are vessels operating at high temperature, high pressure, and in an oxygen-enriched environment, to oxidize the sulfidic ores and leach the metals therein. This technology has been used commercially in the copper, nickel, cobalt, and precious metals industries since the 1980s.

In July 2000, we entered into a joint venture arrangement with North Limited (“North”), a major Australian mining company, to advance the NorthMet Project to commercial production. Under the joint venture arrangement, North had the opportunity to earn an 87.5% interest in the NorthMet Project by producing a feasibility study and funding 100% of the total capital costs to develop the project.

In August 2000, Rio Tinto Limited (“Rio Tinto”) completed an on-market takeover of North. Subsequently, Rio Tinto decided not to proceed with the NorthMet Project and we exercised our 30-day pre-emptive right, under a “change of control” clause, to terminate the joint venture arrangement. As a result, we regained a 100% interest in the NorthMet Project.

Following completion of the metallurgical pilot plant work in November 2000, we commissioned a pre-feasibility study on the project that was completed in April 2001. The pre-feasibility study included a 50,000 metric tonne-per-day (55,000 short tpd) operation and anticipated the construction of a new, stand-alone processing plant to produce copper, nickel and cobalt metals on site. The study found the economics of the NorthMet Project were unacceptably low owing to the capital cost of building a new plant facility combined with low metal prices prevailing at that time. No further work was done until March 2003, when a new management team took over our company and commenced a detailed review of the project.

The new management team believed that acquisition of the Erie Plant had the potential to substantially reduce the capital cost and to simplify the permitting process which could improve the project economics.

By a Memorandum of Understanding dated December 5, 2003 and an option agreement dated February 14, 2004, we obtained an option (the “Cliffs Option”) to acquire certain property, plant, and equipment (“Cliffs Assets”) from Cliffs Erie LLC, a wholly owned subsidiary of Cliffs, located near our NorthMet Project. As consideration for the Cliffs Option, we paid $500,000 prior to January 31, 2004 and issued to Cliffs 1,000,000 shares of our common stock on March 30, 2004, valued at $229,320 to maintain our exclusive rights until June 30, 2006. On September 15, 2005 we reached an agreement with Cliffs on the terms for the early exercise of our option to acquire 100% ownership of large portions of the former LTV Steel Mining Company ore processing plant in northeastern Minnesota (the “Asset Purchase Agreement”). Under this agreement we agreed to pay Cliffs $1 million in cash, 6.2 million of our shares, and make quarterly payments of $250,000 starting on March 31, 2006 for a total of $2.4 million plus interest at 4% per annum on the outstanding balance. As of March 31, 2008 the remaining balance was $150,000.

On November 15, 2005, we consummated the Asset Purchase Agreement and completed the acquisition thereunder. The property, plant, and equipment assets we now own includes land, crushing and milling capacity, extensive spare parts, plant site buildings, real estate, tailings impoundments and workshops, as well as access to extensive mining infrastructure.

On September 14, 2006, we entered into an agreement with Cliffs whereby we would acquire property and associated rights (“Cliffs II.”) We closed the transaction on December 20, 2006. The transaction provides us with a railroad connection linking the mine development site and the Erie Plant as well as a 120-railcar fleet, locomotive fueling and maintenance facilities, water rights and pipelines, large administrative offices on site and approximately 6,000 acres to the east and west of and contiguous to our existing tailings facilities.

The purchase price for this additional infrastructure consisted of 2 million of our common shares and US$15 million in cash to be issued and paid in four tranches:

  2 million of our common shares;

  $1 million in cash was paid at closing;

  $7 million in cash is payable in quarterly installments of $250,000 commencing December 31, 2006 with the balance payable upon receipt of commercial financing. Interest on the outstanding amount be payable quarterly from December 31, 2006 at the Wall Street Journal Prime Rate. As of March 31, 2008 the remaining balance was $5.5 million; and

  $7 million in cash is payable in quarterly installments of $250,000 commencing on December 31, 2009. Interest will begin to accrue on the outstanding amount beginning on December 31, 2009 after which it will be payable quarterly at the Wall Street Journal Prime Rate.

PolyMet also assumed certain liabilities associated with the property.

As of January 31, 2008, we have expended $65.0 million primarily on the acquisition of the Erie Plant and related infrastructure. Under the Asset Purchase Agreement we have paid $3.0 million plus interest and owe Cliffs $0.4 million. Under Cliffs II we have paid $2.25 million plus interest and owe $12.75 million.

During the three years ended January 31, 2008 we expended an additional $20.0 million on feasibility work at the deposit and plant. Since inception, we have a cumulative deficit of $56.3 million, much of which has been incurred directly and indirectly in connection with our NorthMet Project. These expenditures supported drilling, sampling, assaying, environmental, metallurgical testing, and the pre-feasibility studies.

The following diagram illustrates the location of the NorthMet Project.

Figure No. 1
NorthMet Project Map

(b)        Location/Access/Climate

The PolyMet Project covers a total of 16,600 acres or 25.9 square miles comprising two areas: the NorthMet mine site totaling 4,200 acres or 6.5 square miles of leased mineral rights and the Erie plant site totaling 12,400 acres of freehold land located approximately six miles west of the mine site. The property is located in St. Louis County in the Mesabi Range District about 60 miles north of Duluth, Minnesota. The Project is easily accessible via state and county roads. The surfaced County Highway 666 links the plant to the town of Hoyt Lakes, itself approximately 25 miles east of Virginia, Minnesota which is located on State Highway 53. The mine site is accessible by an all-season gravel road from the plant site and a private railroad crosses the property immediately south of the deposit and runs to the plant site. The plant site is serviced by commercial railroad which connects into the US national and Trans-Canadian railroad systems, as well as a private railroad providing access to port facilities located on Lake Superior. Three high-voltage power lines supplied by Minnesota Power supply the plant site and there is ready access to industrial electric power at the mine site.

The northern Minnesota climate is continental, characterized by wide variations in temperature. The temperature in the nearby town of Babbit averages -14ºC (7ºF) in January and 19ºC (66ºF) in July. The average annual precipitation is 28 inches with approximately 30% during the months from November to April and 70% from May through October.

(c)        Claims and ownership

              (i)               NorthMet Lease

Pursuant to an agreement dated January 4, 1989, subsequently amended and assigned, we lease certain lands covering 4,162 acres or 6.5 square miles located in St. Louis County, Minnesota, known as the NorthMet Project, from RGGS Land & Minerals Ltd., L.P (“RGGS”). During the year ended January 31, 2005, US Steel assigned the lease to RGGS. The current term of the renewable lease is 20 years and calls for future lease payments of $150,000 in January of each year.

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

              (ii)             The Erie Plant

The Erie Plant

As set forth under the Asset Purchase Agreement, we have assumed certain ongoing site-related environmental and reclamation obligations of Cliffs in connection with the Erie Plant. Once we obtain our permit to mine and Cliffs is released from its obligations by certain state agencies, we will be directly obligated to comply with applicable environmental and reclamation obligations. Prior to Cliffs acquisition of the plant from LTV Steel and prior to our acquisition of the plant from Cliffs, both Cliffs and we undertook environmental assessments and concluded that there were no material liabilities other than the ultimate closure and reclamation of the site. Until operating permits are granted to us, Cliffs remains the named party of record for such obligations although, as part of the Asset Purchase Agreement, we have indemnified Cliffs for such costs. As of January 31, 2008 we estimate that liability to be approximately $23.5 million and, based on the expected timing of such payments, our cost of capital, and anticipated inflation rates, we made a provision of $3.4 million in our financial statements at that date.

Under the terms of the agreement Cliffs has the right to participate pro-rata on its ownership of 6.7% of our outstanding common shares in future cash equity financings. We have a 20 business day right of first refusal to either buy or place some or all of our shares owned by Cliffs should Cliffs decide to sell.

The Erie Plant comprises a large crushing, grinding and milling facility that was built by a consortium of steel companies in the mid-1950s and processed low grade iron ore known as taconite that was transported to the facility by railroad from nearby mines. In the mid-1980’s, the consortium was consolidated into a single owner – LTV Steel. Pickands-Mather and its successor Cliffs operated the plant on behalf of the owners, processing approximately 100,000 tons per day of taconite ore. The plant was shut down in 2001 when LTV Steel filed for bankruptcy protection. Since then it has been maintained initially by Cliffs and, since November 15, 2005, by us. The plant did not operate during the period ended January 31, 2008.

The plant is located approximately six miles west of our NorthMet ore body, about five miles north-northwest of the town of Hoyt Lakes, itself located about 25 miles west of Virginia, Minnesota. The plant site covers approximately 12,400 acres, or approximately 19.4 square miles, and is powered by electricity from local power lines.

The plant facilities include two rail dump pockets, two primary 60” gyratory crushers, four secondary seven-foot standard cone crushers, seven tertiary seven-foot standard cone crushers, 14 seven-foot short-head crushers, 30 mill circuits each comprising one 12’x 14' rod mill and one 12’x 14' ball mill, three 12'x 24' regrind mills, maintenance facilities and spare parts, extensive conveyors, feeders, bins, auxiliary facilities and offices, established infrastructure including a 225 MVA high voltage electrical substation, water supply, roads, tailings basins and rail facilities.

With the completion of Cliffs II, we also own a 120-railcar fleet, locomotive fueling and maintenance facilities, water rights and pipelines, and large administrative offices on site.

Until the plant was closed in 2001, Cliffs had undertaken numerous programs to update and modernize control systems. The plant is generally in good physical condition and was operating at or near full capacity prior to its closure. We are not yet utilizing the Erie Plant but we have examined the plant in detail and have restarted certain pieces of equipment and believe it to be serviceable.

We plan to use approximately one-third of the historic productive capacity to crush and grind material that we expect to mine from the NorthMet deposit. We intend to construct new facilities to recover copper metal, nickel and cobalt hydroxides, and precious metal precipitates. These new facilities replace the equivalent facilities used historically to recover iron from the taconite, which are not applicable to our anticipated metal products.

(d)        Permitting and Environmental

The environmental review process in the State of Minnesota is reasonably well-defined. An Environmental Impact Statement will be required and various permits from state and federal authorities will be necessary before we can commence construction.

On January 11, 2005, we submitted initial documentation to the MDNR, the USFS, and the USACE. These documents and data provided the information required for preparation of a Draft Scoping Environmental Assessment Worksheet (the “EAW”).

On March 14, 2005, we reached an agreement with the MDNR, USFS and USACE to cooperate in preparing a EIS under state guidelines issued by the MDNR.

On October 25, 2005, the MDNR issued the Final Scoping EAW and related Final Scoping Decision after a period of public review and comment. These documents defined the scope of the EIS and were used to develop a request for proposal (the “RFP”) for third-party preparation of an EIS that will involve public participation. On April 3, 2006 the Minnesota DNR selected the independent EIS contractor which is preparing the EIS.

The MDNR has taken longer than it originally expected to complete its review of the environmental testing and analysis that supports the EIS. Most recently, in February 2008 the MDNR informed us that, in order to make the draft EIS as thorough and complete as possible, extra time is being taken by the MDNR to validate and verify sampling, monitoring, and modeling data. The MDNR anticipates the validation and drafting of the draft EIS will be completed before the end of the second quarter of 2008.

Once the draft EIS is published, non-government organizations, government agencies and the public will have an opportunity to comment. The final EIS will incorporate analysis and appropriate responses to comments, a process that can take several months. Once the EIS receives a declaration of “adequacy” the various permits required for construction can be issued. It should be noted that the government agencies that are preparing the EIS are the same agencies that will be responsible for preparing the permits that we will need before we can commence construction.

We commenced the permitting process in early 2004. As of January 31, 2008, we had spent approximately $14.581 million on environmental and permitting activities and we anticipate spending an additional $4.0 million to complete this work.

(e)        History of Exploration

Prospectors first discovered copper and nickel near Ely, Minnesota about 20 miles north of NorthMet in the 1940s. Subsequently, the Bear Creek Mining Company conducted a regional exploration program resulting in the discovery of the Babbitt deposit (northeast of NorthMet). US Steel began an exploration program in the Duluth Complex in the late 1960’s and over the next few years drilled 114 core holes into the NorthMet property (then called Dunka Road).

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

This section uses the terms ”measured resources,” ”indicated resources,” and ”inferred resources.” We advise United States investors that while these terms are recognized and required by Canadian regulations (under National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI-43-101”)), the SEC does not recognize them. United States investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted to reserves. In addition, “inferred resources” have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian Rules, estimates of Inferred Mineral Resources may not form the basis of Feasibility or Pre-Feasibility Studies, or economic studies except for a Preliminary Assessment as defined under NI 43-101. United States investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Important Notes and Assumptions Throughout.

1.        The terms Mineral Resources and Reserves as used herein conform to the definitions contained in NI 43-101.

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

From 1998 to present, we have conducted four drilling programs totaling 257 holes for approximately 151,000 feet of core and reverse circulation drilling. The latest campaign comprising 61 holes totaling 24,500 feet was completed during the fiscal year ended January 31, 2008 and, combined with earlier drilling by us and by US Steel, brings the total to 371 diamond and reverse circulation holes aggregating to approximately 286,000 feet. In addition, we have meticulously recompiled all prior work started by US Steel in 1969.

Mineral Resources and Reserves

Within the overall mineralized envelope defined by these exploration programs, the 2006 DFS defined measured and indicated mineral resources above the 500-foot elevation (approximately 1,120 feet below surface.) On August 9, 2007 we reported that measured and indicated mineral resources at the NorthMet Project had increased by 51% to 638 million short tons from the 422 million short tons reported in the DFS. The revised mineral resource estimates are based on the same cut-off grades used in the DFS – namely a Net Metal Value (“NMV”) of US$7.42 per ton, reflecting mine planning at a copper price of US$1.25 per pound and a nickel price of US$5.60 per pound – see notes to the following table.

The increase in mineral resources reflects two changes:

  Data from the winter drill program which confirmed the continuity of the main mineralized zone and the size of the Magenta Zone, which was extended down dip and to the west. These changes contributed 149 million short tons to the increase in measured and indicated mineral resources.

  Extension of the overall mineral envelope to approximately 1,620 feet below surface, compared with the prior cutoff at approximately 1,120 feet below surface. This change contributed 67 million short tons to the increase in measured and indicated mineral resources.

As a result, measured and indicated mineral resources have increased by 216 million short tons to 638 million short tons and inferred mineral resources have been expanded to 252 million short tons from 121 million short tons – all on the DFS cut-off grade. Details of the mineral resources are set out in the following table.

Updated Mineral Resources compared with DFS

	Short	Copper	Nickel	Cobalt	Precious Metals
	(million)	(%)	(%)	(%)	(oz/st)	(g/mt)
Updated Mineral Resouce Estimate
Measured	187.0	0.287	0.084	0.007	0.010	0.359
Indicated	451.1	0.256	0.075	0.007	0.009	0.325
Measured & Indicated	638.2	0.265	0.078	0.007	0.010	0.334
Inferred	251.6	0.275	0.079	0.006	0.011	0.385
DFS
Measured	133.7	0.298	0.087	0.008	0.011	0.371
Indicated	288.4	0.266	0.078	0.007	0.010	0.330
Measured & Indicated	422.1	0.276	0.081	0.007	0.010	0.343
Inferred	120.6	0.247	0.074	0.007	0.009	0.315
Change in M&I from DFS to Current
Infill drilling	149.3
Extension to 0' elevation from 500' elevation	66.7
Total change	216.1

1.

Mineral resources have been calculated using the following metal prices: Copper - $1.25/lb, Nickel - $5.60 per pound, Cobalt - $15.25/lb, Palladium - $210 per ounce, Platinum - $800 per ounce and Gold - $400 per ounce.

2.

The NMV is calculated by summing the product of the grade of each metal, the metal price (in the same units) used in resource modeling, the expected metal recovery, and the expected payment terms as set out in the DFS.

The resource estimate update was completed by a team from the Toronto office of Wardrop Engineering working closely with PolyMet’s chief geologist Richard Patelke. A NI 43-101 compliant report describing this increase was issued in September 2007 and has been filed on PolyMet’s website (www.polymetmining.com) and on SEDAR at www.sedar.com. Pierre Desautels of Wardrop and Richard Patelke of PolyMet are the Qualified Persons for this report.

On September 26, 2007 PolyMet reported that proven and probable mineable reserves at the NorthMet Project had increased by 51% to 275 million short tons from the 182 million short tons reported in the DFS.

These reserves are constrained to mineable blocks associated with material contained in the measured and indicated resource blocks in the DFS for which detailed mining cost estimates, infrastructure planning, and waste rock stockpile locations were prepared as part of a larger study supporting the DFS. It should be noted that the inferred resources were not included in the DFS or in this interim reserve update.

In conjunction with this increase in reserves, the strip (waste:ore) ratio for the revised mine plan declined to 1.46:1 from 1.66:1.

Updated Reserves compared with DFS

	Short Tons	Copper	Nickel	Cobalt	Precious Metals
	(millions)	(%)	(%)	(%)	(oz/st)	(g/mt)
Updated Reserve Estimate
Proven	118.1	0.30	0.09	0.008	0.011	0.368
Probable	156.5	0.27	0.08	0.008	0.010	0.327
Proven and Probable	274.7	0.28	0.08	0.008	0.010	0.337
Waste	401.2
Strip Ratio	1.46

DFS
Proven	80.4	0.32	0.09	0.008	0.012	0.406
Probable	101.3	0.30	0.08	0.007	0.011	0.385
Proven and Probable	181.7	0.31	0.08	0.008	0.012	0.395
Waste	302.3
Strip Ratio	1.66

1.	The terms Mineral Resources and Reserves as used herein conform to the definitions contained in NI 43- 101.

2.

Mineral Resources and Reserves have been calculated using the following metal prices: Copper - $1.25/lb, Nickel - $5.60 per pound, Cobalt - $15.25/lb, Palladium - $210 per ounce, Platinum - $800 per ounce and Gold - $400 per ounce.

The reserve estimate update was completed by a team from the Toronto office of Wardrop Engineering working closely with our team of Don Hunter and Richard Patelke. Gordon Zurowski of Wardrop and Don Hunter of PolyMet are the Qualified Persons.

We are completing a detailed update of operating and capital costs reflecting the planned use of a more efficient mining fleet than contemplated in the DFS, the results of an assessment of the marketability of copper and nickel concentrates during the construction and commissioning of the hydrometallurgical plant, and other operating parameters.

f)        Geology and Mineralization

The geology of northeastern Minnesota is predominantly Precambrian in age. Approximately 1.1 billion years ago, mid-continent rifting resulted in mafic volcanism and associated intrusions along a portion of the Midcontinent Rift System, which extends from Ohio, through the Lake Superior region to Kansas. The Midcontinent Rift consists of three parts: thick lava flows, intrusive rock and overlying sedimentary rock. There are three major intrusive complexes: the Coldwell Complex of Ontario, the Mellen Complex along the south shore of Lake Superior and the Duluth Complex along the north shore.

The Duluth Complex hosts the NorthMet mineralization. The Complex extends in an arcuate belt from Duluth to the northeastern tip of Minnesota. Emplacement of the intrusion appears to have been along a system of northeast-trending normal faults that form half-grabens stepping down to the southeast. The magma was intruded as sheet-like bodies along the contact between the Early Proterozoic sedimentary rocks of the Animikie Group and the mafic lava flows of the North Shore Volcanic Group.

The Duluth Complex is represented by the Partridge River intrusion which overlays the Biwabik Iron Formation – the Partridge River intrusion is locally sub-divided into seven troctolitic units:

  Unit 7 and Unit 6 – texturally homogeneous plagioclase-rich troctolite, each with a persistent ultramafic base. Units 6 and 7 are each about 400 ft. thick.

  Unit 5 – coarse grained anorthositic troctolite (300 ft.) grading down to Unit 4.

•

Unit 4 – homogeneous augite troctolite and troctolite, with a less persistent ultramafic horizon. The contact between Unit 4 and Unit 5 is difficult to establish and the two units may actually be a single unit.

•

Unit 3 – the most easily recognized unit because of its mottled appearance due to olivine oikocrysts. It is fine grained troctolitic anorthosite to anorthositic troctolite. Average thickness is 250 ft. but locally can be up to 500 ft.

•

Unit 2 – homogeneous troctolite with abundant ultramafic units and a generally persistent basal ultramafic. This unit shows the most variation in thickness and may be locally absent. Units 2 & 3 are modeled as a single package for resource estimation.

•

Unit 1 – the most heterogeneous unit, both texturally and compositionally. Grain size is generally coarser at the top of the unit and fines downward. The unit contains abundant inclusions of the footwall rock and is noritic towards the base. This is the main sulfide mineral bearing unit. Two internal ultramafic layers are generally present. Unit 1 is probably the result of multiple pulses of magma injection. Average thickness is about 450 ft.

The general trend of the sedimentary rocks at the base of the NorthMet deposit is striking east-northeast and to dipping to the southeast about 15-25°, and the Partridge River intrusion appears to follow this general trend.

The majority of the rock at NorthMet is unaltered, with a minor alteration found along fractures and micro-fractures, consisting of serpentine, chlorite and magnetite replacing olivine, uralite and biotite replacing pyroxene, and sausserite and sericite replacing plagioclase. Sulfide mineralization does not appear to be directly related to the alteration.

The metals of interest at NorthMet are copper, nickel, cobalt, platinum, palladium, gold and lesser amounts of rhodium and ruthenium. In general, the metals are positively correlated with copper mineralization, cobalt being the main exception. Unit 1 mineralization is found throughout the deposit. A less extensive mineralizated zone is found in Units 4, 5, and 6 in the western part of the deposit, it is copper-rich relative to sulfur, and moderately enriched in PGMs.

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

The NorthMet deposit has been identified over a length of approximately 2.5 miles and has been found to a depth of more than 2,600 feet. It is covered by a thin layer of glacial till but otherwise reaches to the subsurface at the northern edge.

(g)        Development Plans

Our development plans were set out in our Definitive Feasibility Study prepared by Bateman Engineering Pty. in September 2006. This contemplated the development of a new open pit mine at our NorthMet ore body, using rail infrastructure we acquired as part of Cliffs II to transport approximately 32,000 tons of ore per day from the mine site to our Erie Plant, where we would use our existing facilities to crush and mill the rock. The finely ground material would then pass to a new flotation circuit with waste material sent to existing waste tailings facilities and the concentrate being passed to a new hydrometallurgical plant that we plan to build at the Erie Plant site.

Since publication of the DFS, we have recognized the commercial potential to sell concentrates during the construction and commissioning of the new hydrometallurgical facilities. We believe that we may be able to reduce capital costs prior to the commencement of commercial operations and shorten the construction time.

We are in the process of updating capital and operating cost estimates to reflect inflation of capital costs as well as scope changes including the equipment needed to enable us to ship concentrate and additional measures we plan to take to protect the environment that were not included in the DFS.

Once we have completed these estimates and incorporate changes to the detailed mine plan within the approximate overall pit envelop that has formed the basis of all of our environmental analysis, and our Board has had an opportunity to review, revise and adopt the revised plans, we will make a public announcement of material revisions.

DFS Economic Summary

DFS Capital Cost Estimate
($’000)

	Initial	Sustaining
Direct Costs
Mine & Mine Site Infrastructure	18,489	24,354
Railroad	8,464	33,344
Beneficiation Plant	62,992	0
Hydromet Plant	191,996	3,170
Tailings & Residue Disposal	3,134	7,949
Total Direct Costs	285,075	68,817
Contingency	27,070
Total	312,145
Indirect Costs
Total Indirect, including contingencies	67,495	2,970
Total Capital	379,640	71,787

Saleable Products
The DFS describes three products from NorthMet. During construction and commissioning of the hydrometallurgical plant, we anticipate that we will sell either a bulk concentrate containing the full suite of metals and sulfur, or separate copper and nickel concentrates. Once the hydrometallurgical plant is operational, our long term products will comprise:

  High grade copper cathode that can be sold on the LME or COMEX markets or shipped directly to copper fabricators. Such product could potentially capture a premium price that has not been included in the economic analysis.

  A mixed hydroxide of nickel and cobalt that will be shipped to a third-party processor to produce nickel and cobalt metals. We are in advanced discussions with potential buyers for the product.

  A precious metals precipitate that will be shipped to a third-party refiner for production of palladium, platinum and gold. We are in advanced discussions with potential buyers for the product.

The copper metal will be electrowon from a copper sulfate solution from the hydrometallurgical plant. Electrowinning is a well established, low-cost and low-energy process that eliminates the need for traditional smelting of sulfidic concentrates. Other metals will be shipped off site for final processing.

Part of our plan has been to establish a long-term marketing or offtake agreement for our hydroxides, precipitates and as appropriate, concentrates. Recognition of the possibility of initial sales of concentrate has prompted us to revisit the possible customers with whom we could partner. We are now in the advance stages of negotiating agreements and anticipate that we will be able to announce marketing/offtake agreements that will include funding for our Company.

Key Data and Economic Analysis
The economics reported in the DFS reflect the initial mine plan which in turn is based on the permit application for a processing rate of 32,000 tons per day for an initial period of 20 years.

The table below sets out Base Case metal price assumptions and process recovery and key operating data for the average of the first five years of full-scale production. This data comprises metal content of the three products described above, the contribution to net revenue after third-party processing costs, estimates of cash costs for each metal using a co-product basis whereby total costs are allocated to each metal according to that metal’s contribution to the net revenue, cash costs on a by-product basis whereby revenues from other metals are offset against total costs and those costs divided by production – this analysis is included for copper and for nickel. The final columns show the increase or decrease in the EBITDA with a change in the price of each metal.

DFS Base Case Price and Operating Assumptions and Key Production Numbers

Note: Costs are for Low Case metal price assumptions.

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

The price assumptions include July 2006 average prices, our Base Case described previously, and a Low Case that is comparable to but slightly more conservative than the SEC-standard for reserve calculation, namely the three-year trailing average to the end of July 2006. Finally, the table shows a sensitivity analysis of a ± 10% change in the Base Case metal price assumptions.

DFS Economic Projections on a Range of Metal Price Assumptions

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

In a letter dated April 9, 2008 the SEC Staff requested that we amend our Form 20-F filing for the period ended January 31, 2007 to include a narrative discussion of the material terms of verbal agreements between us and Messrs. Dreisinger and Swearingen, two of our directors who have provided consulting services beyond their responsibilities as members of our Board. We have incorporated our response to that request in this Form 20-F and will file an Amendment No. 1 to our Form 20-F for the period ended January 31, 2007 (the “Form 20-F/A) when we receive notice from the SEC that our proposed amendment, as further amended if necessary, satisfactorily addresses the SEC’s comments.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

(a)        Operating Results

This discussion and analysis should be read in conjunction with our consolidated financial statements. Our functional currency is the United States dollar and our financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP); however, the only material difference between U.S. GAAP and Canadian GAAP with regard to our financial statements relates to the capitalizing of accretion related to asset retirement obligations under Canadian GAAP while US GAAP requires these amounts to expensed (see Item 3: Key Information – A. Selected Financial Data for the impact of this difference). All amounts in this discussion and in the consolidated financial statements are expressed in United States dollars, unless identified otherwise.

Summary of Events During the Fiscal Year Ended January 31, 2008

During the year ended January 31, 2008, and through the date of the filing of this Annual Information Form / Annual Report on Form 20-F, the Company continued to advance its NorthMet Project including the activities noted below.

On February 1, 2007, we graduated from the TSX Venture Exchange to the TSX and commenced trading on the TSX under the symbol POM.

On March 8, 2007, we announced that William D. Corneliuson had agreed to join its Board of Directors.

On April 17, 2007, we announced that we had closed a private placement financing of 15 million units, at US$2.75 per unit with each unit comprising one common share and one-half of one common share purchase warrant. Each, whole warrant is exercisable into a common share at a price of US$4.00 at any time until October 13, 2008 subject to an early trigger if the 20-day volume weighted average price of the common shares is US$6.00 or more. After paying cash finders’ fees totaling US$1.43 million, the financing raised $39.82 million.

On May, 7, 2007, we announced that Warren Hudelson, formerly Executive Vice-President of our U.S. subsidiary Poly Met Mining, Inc. had retired. Separately, we reported that the Minnesota Public Utilities Commission had approved an electric service agreement ("ESA") between PolyMet and Minnesota Power, a division of ALLETE, Inc. (NYSE:ALE) under which Minnesota Power will provide all of NorthMet's electric service needs through 2018.

On May 16, 2007 we reported that the MDNR had announced that the draft EIS was anticipated to be available by early November 2007. We also reported that in continuing to optimize our business plan we were considering the initial sale of concentrates, an interim product in our flow sheet, which could commence before completion of the entire project, thus shortening the timeline to first revenues and reducing the pre-revenue capital expenditure.

On July 10, 2007 we announced that our drill program had confirmed expansion of the shallow "Magenta" Zone and demonstrated continuity of ore zones at our NorthMet property.

On August 9, 2007 we reported a 51% increase in measured and indicated mineral resources.

On August 21, 2007 we reported that we had hired three new employees, expanding our management team. The new hires comprised LaTisha Gietzen, Vice-President of Public, Government, and Environmental Affairs; James (Jim) E. Tieberg, Division Manager of Mining; and David (Dave) L. Draves, Site Controller.

On September 4, 2007 we announced that we had signed a Project Labor Agreement (“PLA”) with 15 construction trade unions in Northeastern Minnesota governing an estimated 1 million man-hours of construction labor. The PLA secures a supply of construction labor for NorthMet and defines the ground rules for working conditions, schedules, overtime and safety. The agreement also encourages apprenticeships and includes "no strike" provisions.

On September 26, 2007 we reported a 51% increase in proven and probable reserves at our NorthMet property.

On November 7, 2007 we reported that we expected that the MDNR and the US Army Corps of Engineers (“USACE”) would complete their evaluation of our operating plans in January 2008 leading to publication of the draft EIS around the end of 1st quarter of 2008.

On February 5, 2008 we announced that we were relocating our operational headquarters to Hoyt Lakes, Minnesota and appointed William Murray as our Executive Chairman and Joe Scipioni as our President and Chief Executive Officer.

On February 15, 2008 we reported that the MDNR had advised us that it would not complete the draft EIS by the end of the first quarter 2008 because, in order to make the draft EIS as thorough and complete as possible, the MDNR wanted to validate and verify sampling, monitoring, and modeling data. The MDNR anticipated the validation and drafting of the draft EIS would be completed before the end of the second quarter of 2008.

On February 19, 2008 we appointed Frank Sims and Joseph (Joe) Scipioni to our Board

Summary of Operating Results

As of January 31, 2008, we operated in one segment, the exploration and development of the base and precious metals at our NorthMet Project in Minnesota, United States. Head office comprises general and administrative costs, stock based compensation expense, financing expenses, foreign exchange interest income, assets, purchase of property, plant and equipment and amortization reported by the Canadian head office.

	NorthMet	Head Office
	Project in
2008	U.S.		Consolidated

Segment operating loss	$403	$3,287	$3,690

Mineral property, plant and equipment	$64,914	$105	$65,019

Other assets	$3,926	$20,254	$24,180

Identifiable assets	$68,840	$20,359	$89,199

2007

Segment operating loss	$9,069	$8,824	$17,893

Mineral property, plant and equipment	$38,056	$110	$38,166

Other assets	$2,177	$8,388	$10,565

Identifiable assets	$40,233	$8,498	$48,731

2006

Segment operating loss	$11,406	$4,523	$15,929

Mineral property, plant and equipment	$14,225	$22	$14,247

Other assets	$156	$11,631	$11,787

Identifiable assets	$14,381	$11,653	$26,034

Year ended January 31, 2008 compared with the year ended January 31, 2007

Overall. Our focus for the fiscal year ended January 31, 2008 was to provide the state input into the environmental impact statement and permitting work at the NorthMet Project and to continue to develop the Project including updating the mineral reserves and mineral resources estimates and preparing for construction.

Loss for the year. During the year ended January 31, 2008 we incurred a loss of $3.690 million ($0.03 loss per share) compared to a loss of $17.893 million ($0.16 loss per share) in fiscal 2007. The decrease in the net loss for the period was primarily attributable to:

  Upon completion of the DFS in late September 2006, we commenced capitalizing those costs directly related to the NorthMet Project (prior to this those costs had been expensed in line with our accounting policy in this area);
  During fiscal 2008, stock-based compensation expense was $635,000 compared to $4.723 million in the prior year due to the fact that $2.422 million of stock option costs were capitalized to mineral property, plant and equipment in 2008 (prior year period - $nil) and the timing of accounting as most of the options issued in fiscal 2008 have vesting periods while almost all of those issued in fiscal 2007 vested on issuance;
  During fiscal 2007, we issued $1.289 million of bonus shares for the successful completion of Milestone 3 (completion of a DFS which indicates that commercial production from the NorthMet Project is viable), and
  Interest income in the year ended January 31, 2008 was $1.168 million compared to $428,000 in the prior year period due primarily to higher cash balances as a result of the completion of a private placement in April 2007.

The above was partially offset by the recording of an “other than temporary impairment” loss of $1.050 million on an investment made by the Company during the year ended January 31, 2008.

General and Administrative expense in the year ended January 31, 2008, excluding non-cash stock based compensation related to incentive stock options, was $3.764 million compared with $4.251 million for the prior year. The decrease was due to the impact of the bonus shares in the prior year being greater than the increased corporate activities and higher office and corporate wage expenses in the current period as a result of additional personnel and cash bonuses.

During the year ended January 31, 2008 we expended $nil million in exploration, pre-feasibility and lease payments compared to $8.844 million in fiscal 2007. The decrease in fiscal 2008 was a result of the completion of the DFS during the third quarter of fiscal 2007 and the subsequent capitalizing of site costs.

Foreign exchange translation gains were $566,000 for the year ended January 31, 2008 (prior year – loss of $536,000) due to the increasing strength of the Canadian dollar compared to the U.S. dollar.

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

Loss for the year. We recorded a loss in the year ended January 31, 2007 of $17.893 million ($0.16 loss per share) compared to a loss of $15.929 million ($0.22 loss per share) in fiscal 2006. The increase in the net loss for the year was primarily attributable to: the increased level of work; and an increase in general and administrative costs including non-cash stock compensation expense of $4.723 million (2006 - $3.523 million) and non-cash consulting fees expense of $1.289 million (2006 - $Nil). This was partially offset by lower pre-feasibility costs as the DFS was completed effective October 1, 2006 and site costs from that date were capitalized.

During the period ended January 31, 2007 we expended $8.844 million in exploration, pre-feasibility and lease payments compared to $11.120 million in fiscal 2006. The decrease in fiscal 2007 was a result of the completion of the DFS during the third quarter and the subsequent capitalizing of site costs.

General and Administrative expense for the year ended January 31, 2007 excluding non-cash stock based compensation expenses was $4.251 million compared with $1.655 million for the year ended January 31, 2006. We reported an increase in expenditures for:

  Consulting fees were $1,458,000 (2006 - $366,000) as a result of increased activity at both the corporate and project level and the issuance of bonus shares for successful completion of Milestone 3 (completion of a DFS which indicates that commercial production from the NorthMet Project is viable);
  Professional fees totaled $790,000 (2006 - $151,000) owing to increased legal, audit and other advisory fees as a result of increased corporate activity, and
  Transfer agent and filing fees were $272,000 (2006 - $65,000) as a result of listing on the Toronto Stock Exchange and the American Stock Exchange during the period.

Net interest income during the year ended January 31, 2007 was $428,000 compared with $148,000 in the year ended January 31, 2006. This increase was the result of higher cash balances on deposit and higher interest rates. Foreign exchange translation losses were $536,000 for the year ended 31 January 2007 (2006 – gain of $221,000). This increase was the result of changes in exposure and fluctuations in foreign exchange rates.

(b)        Liquidity And Capital Resources

Financing Activities

During the year ended January 31, 2008 we issued 15 million units at US$2.75 per unit, with each unit comprising one common share and one-half of one common share purchase warrant (for accounting purposes, the value of the units was bifurcated between the common shares and the warrants). Each whole warrant is exercisable into a common share at a price of US$4.00 at any time until October 13, 2008, subject to an early trigger if the 20-day volume weighted average price of the common shares is US$6.00 or more. In connection with the private placement, the Company paid finders’ fees totaling US$1.43 million in cash, 150,000 shares and 520,000 broker warrants having the same terms as the warrants described above. During the period the Company also issued 462,199 shares upon exercise of options for proceeds of $303,000.

During the year ended January 31, 2007 the Company issued:

  14,662,703 common shares upon the exercise of warrants for proceeds of $14.310 million;

  2,193,000 common shares upon the exercise of options for proceeds of $765,000, and

  2,350,000 common shares under the Company’s Bonus Share Plan for deemed proceeds of $1,289,000.

During the year ended January 31, 2006, the Company completed:

  a non-brokered private placement for 3,544,657 units at a price of CDN$1.40 per unit. Each unit consisted of one common share and one half of one share purchase warrant. One full warrant entitles the holders, on exercise, to purchase one additional common share at a price of CDN$2.00 per warrant share at any time until the close of business on the day which is 18 months from the date of closing, provided that if the closing price of our shares as traded on the Toronto Stock Exchange (the “Exchange”) is over CDN$2.50 per share for 20 consecutive trading days, the Warrants will terminate 30 days thereafter;

  a non brokered private placement for 6,672,219 units at a price of CDN$0.90 per unit. Each unit consisted of one common share and one half of one common share purchase warrant. One full warrant entitles the holders, on exercise, to purchase one additional common share of at a price of CDN$1.25 per share at any time until the close of business on the day which is 30 months from the date of closing, provided that if the closing price of our shares as traded on the Exchange is over CDN$2.50 per share for 20 consecutive trading days, the warrants will terminate 30 days thereafter;

  a brokered private placement for 9,277,777 units at a price of CDN$0.90 per unit. Each unit consisted of one common share and one half of one common share purchase warrant. One full warrant entitles the holders, on exercise, to purchase one additional common share at a price of CDN$1.25 per warrant share at any time until the close of business on the day which is 30 months from the date of closing, provided that if the closing price of our shares as traded on the Exchange is over CDN$2.50 per share for 20 consecutive trading days, the warrants will terminate 30 days thereafter, and a non brokered private placement for 9,000,000 units at a price of CDN$0.55 per unit. Each unit consisted of one common share and one half of one common share purchase warrant. One full warrant entitles the holders, on exercise, to purchase one additional common share at a price of $0.70 per warrant share at any time until the close of business on the day which is 24 months from the date of closing, provided that if the closing price of the our shares as traded on the Exchange at or exceed $1.00 per share for 30 consecutive trading days, the Warrants will terminate 30 days thereafter.

In addition to the financings during the year ended January 31, 2006, we also issued:

  5,700,628 common shares pursuant to the exercise of 5,700,628, share purchase warrants for total proceeds of $3,296,143, and

  1,795,852 common shares pursuant to the exercise of stock options for total proceeds of $196,988.

Year Ended January 31, 2008

Cash used in operating activities in the year ended January 31, 2008 was $2.690 million compared to cash used in the prior year of $12.228 million. The variance in cash related to operating activities is due to the decrease in cash related operating expenditures described above, partially offset by an increase in prepaids in the current year period.

Cash provided by financing activities for the year ended January 31, 2008 was $37.533 million compared with $13.625 million in the prior year. The current year activity was primarily due to the private placement which closed in April and $2.000 million of scheduled repayment of debt (prior year period - $1.250 million) and deferred financing costs of $293,000 relating to BNPP (prior year period - $200,000). In the year ended January 31, 2007 option and warrant exercises provided cash of $15.075 million (current year - $303,000).

Cash used in investing activities for the year ended January 31, 2008 was $23.656 million compared with $4.171 million in the preceding year, with the increase being the result of capitalization of site related costs for the full year, compared to only four months in the prior year, and the purchase of $2.495 million of common shares of a publicly traded Canadian mining company whose primary business is the operation of a recently re-commissioned base metal mine.

Total cash for the year ended January 31, 2008 increased by $11.187 million for a balance of $20.084 million compared to the year ended January 31, 2007 where cash decreased by $2.774 million to a balance of $8.897 million.

Substantially all cash and equivalents are held in United States currency.

As at January 31, 2008 we had working capital of $16.558 million compared with $5.240 million at January 31, 2007 consisting primarily of cash of $20.084 million January 31, 2007 - $8.897 million), prepaids of $793,000 (January 31, 2007 - $210,000) investments of $1.445 million (January 31, 2007 - $nil) accounts payable and accrued liabilities of $4.266 million (January 31, 2007 - $1.518 million) and the current portion of the notes to Cliffs of $1.401 million (January 31, 2007 - $2.000 million). We expect to pay the remaining balance of $10.834 million January 31, 2007 - $11.853 million) long term notes to Cliffs from working capital, additional financing and funds from operations once commercial production has commenced. Our cash is primarily held in deposits and bearer deposits of a major Canadian bank and does not include any exposure to asset-backed commercial paper.

Should we wish to continue to advance the NorthMet Project to commercial production we will require additional funds. As we have no operating revenues, the only source of liquidity consists primarily of cash from proceeds of project debt, other debt and equity financing.

There can be no assurance that we will be able to continue to raise funds, in which case it may be unable to continue to advance the NorthMet Project. Should we be unable to realize on its assets and discharge its liabilities in the normal course of business, the realizable value of its assets may be materially less than the amounts recorded on the balance sheets. See Risk Factors.

Debt

Pursuant to Asset Purchase Agreements, our wholly owned subsidiary Poly Met Mining, Inc. signed three notes payable to Cliffs in the amounts of $2,400,000, $7,000,000 and $7,000,000, respectively. The first note is interest bearing at the annual simple rate of four percent (4%) and is being paid in quarterly instalments equal to $250,000 for total repayment of $2,400,000. The second note is interest bearing at the Wall Street Journal Prime Rate and is being paid in quarterly instalments equal to $250,000 commencing December 31, 2006, with the balance repayable upon receipt of commercial financing, for total repayment of $7,000,000. The third note is interest bearing at the Wall Street Journal Prime Rate and shall be paid in quarterly instalments equal to $250,000 commencing on December 31, 2009 for total repayment of $7,000,000. No interest will be payable on the third note until December 31, 2009, accordingly it has been fair valued, for balance sheet purposes, by discounting it at 8.25% . As at January 31, 2008 the outstanding long term debt was as follows:

	January 31, 2008	January 31, 2007

Notes Payable	$12,204	$13,768
Accrued interest	31	85
Total debt	12,235	13,853
Less current portion	(1,401)	(2,000)

Long term debt	$10,834	$11,853

We anticipate using working capital, additional financing and funds from operations once commercial production has commenced to meet the above payment obligations to Cliffs

(c)        Research and Development, Patents and Licenses, Etc.

Not applicable.

(d)        Trend Information

Not applicable.

(e)        Off-Balance Sheet Arrangements

Not applicable.

(f)        Tabular Disclosure of Contractual Obligations

The following table lists as of January 31, 2008 information with respect to the Company’s known contractual obligations:

	Payments due by period
	Total	Less than	1 – 3 years	3 – 5 years	More than 5
Contractual Obligations		1 year			years
Accounts payable and	$4,266,000	$4,266,000	$-	$-	$-
accrued liabilities
Long-term accounts	108,000	-	108,000
payable
Long-term debt obligations	15,882,000	1,943,000	7,837,000	2,914,000	3,188,000
Asset retirement obligation	23,582,000	279,000	1,813,000	521,000	20,969,000
Total	$43,838,000	$6,488,000	$9,758,000	$3,435,000	$24,157,000

Long-term debt obligations (including the current portion) are set out in this table on an undiscounted basis and include anticipated interest. Asset retirement obligation represents the undiscounted obligation at January 31, 2008.

(g)        Critical Accounting Policies

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada that require management to make assumptions and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the financial statements. Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, expected economic lives of plant and equipment, anticipated costs of asset retirement obligations including the reclamation of mine site, valuation of options and share purchase warrants, and the assessment of impairment in value of long lived assets.

Mineral Property, Plant and Equipment

Mineral property costs, aside from mineral property acquisition costs, incurred prior to determination of the DFS are expensed as incurred and expenditures incurred subsequent to the DFS and mineral property acquisition costs are deferred/capitalized until the property is placed into production, sold, allowed to lapse or abandoned. Acquisition costs include cash and fair market value of common shares. As a result of the DFS on the NorthMet Project, the NorthMet Project entered the development stage effective October 1, 2006. We have deferred mineral property development expenditures related to the NorthMet Project from that date.

Plant and equipment are recorded at cost and depreciated over the estimated life of the related assets calculated on a unit of production or straight-line basis, as appropriate. Mineral property, plant and equipment related to the NorthMet Project will begin to be amortized at the time the project commences operations.

We perform impairment tests on our mineral property, plant and equipment when events or changes in circumstances indicate that the carrying values of assets may not be recoverable. These tests require the comparison of the undiscounted future cash flows derived from these assets with the carrying value of the assets. If a shortfall exists, the assets are written down to fair value, determined primarily using discounted cash flow models.

Stock-Based Compensation and Share Purchase Warrants

All stock-based awards made to employees and non-employees are measured and recognized using a fair value based method. For employees, the fair value of the options is measured at the date of the grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For employees and non-employees, the fair value of the options is accrued and charged either to operations or mineral property plant and equipment, with the offsetting credit to contributed surplus, on a graded method over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

We issue share purchase warrants in connection with certain equity transactions. The fair value of the warrants, as determined using the Black-Scholes option pricing model, is credited to contributed surplus. The recorded value of share purchase warrants is transferred to share capital upon exercise.

Asset Retirement Obligations

The Company follows CICA Handbook Section 3110, Asset Retirement Obligations which requires the recognition of a legal liability for obligations relating to the retirement of property, plant and equipment and obligations arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement costs must be recognized at fair value, when a reasonable estimate of fair value can be estimated, in the year in which the liability is incurred. A corresponding increase to the carrying amount of the related asset, where one is identifiable, is recorded and amortized over the life of the asset. Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed. The amount of the liability is subject to re-measurement at each reporting year-end. The estimates are based principally on legal and regulatory requirements. It is possible that the Company’s estimates of its ultimate reclamation and closure liabilities could change as a result of changes in regulations, changes in the extent of environmental remediation required, changes in the means of reclamation or changes in cost estimates.

The operations of the Company may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company may vary greatly and are not predictable.

Financial Instruments

Section 3855 of the CICA Handbook requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading, otherwise, they are measured at cost. Investments classified as held for sale are reported at fair market value (or mark to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. All financial assets and liabilities have been classified as either held-to-maturity, available-for-sale, held for trading or loans and receivables effective February 1, 2007. Investments subject to significant influence are reported at cost and not adjusted to fair market value.

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

The following is a list of the names and ages of our directors and executive officers:

Name	Age	Position

William Murray	59	Executive Chairman
Joseph Scipioni	54	Director, President, and Chief Executive
Douglas J. Newby	49	Officer
Niall Moore	46	Chief Financial Officer
		Corporate Secretary and Group Controller
William Corneliuson	65	Director
David Dreisinger	50	Director
W. Ian L. Forrest	69	Director
George Molyviatis	45	Director
Frank Sims	57	Director
James Swearingen	65	Director

William Murray has served as our Executive Chairman since February 5, 2008 and has served as a member of our board of directors since March 17, 2003. He previously served as our President and Chief Executive Officer from March 17, 2003 until February 5, 2008. Mr. Murray is an engineer in the mining industry with more than 35 years of experience in construction management and project evaluation in North America and Africa. From April 1993 to 2003, Mr. Murray provided consulting services to the mining industry as a principal of Optimum Project Services Ltd. Prior to that, Mr. Murray was employed by Fluor Daniel, a large U.S. Engineering & Construction contractor, as the Director of New Business from October 1989 to April 1993. From September 1981 to May 1986, Mr. Murray was a Director of Project Services at Denison Mines where he was part of the core team than built the $1.2 billion Quintette Coal project. From September 1970 to August 1981, Mr. Murray held a number of positions at Anglo American Corp in South Africa, principally in the Gold Division. Mr. Murray is also a director of Baja Mining Corp and Aura Minerals, Inc. Mr. Murray currently resides in British Columbia, Canada.

Joseph Scipioni has served as our President and Chief Executive Officer since February 5, 2008 and as a member of our board of directors since February 19, 2008. Mr. Scipioni served as our Chief Operating Officer since March 2007 and as General Manager of our Minnesota operations since July 2006. Prior to June 2006, Mr. Scipioni's career spanned more than 30 years with United States Steel Corporation where he worked in a number of progressively senior positions in operations. His last position was Plant Manager at the Keewatin Taconite plant in Minnesota. In addition, Mr. Scipioni has served in leadership positions with the Iron Mining Association of Minnesota, Central Iron Range Initiative, United Way of Northeastern Minnesota and Hibbing Chamber of Commerce. Mr. Scipioni currently resides in Minnesota, United States.

Douglas J. Newby has served as our Chief Financial Officer since November 2005. Mr. Newby has nearly 30 years of experience in the evaluation and financing of mining companies and projects around the world. Before coming to PolyMet, Mr. Newby served variously as a Director, Executive Vice President, interim Chairman, President and Chief Executive Officer of Western Goldfields, Inc. a US-based gold mining company. Mr. Newby has also been President of Proteus Capital Corp., a corporate advisory firm that specializes in the natural resource industries, since July 2001. Mr. Newby served as Managing Director of Proteus Consultants Ltd. from January 1991 to July 2001 and Managing Partner of Moyes Newby & Co., Inc. from April 1994 to December 1998, both of which provided corporate advisory services primarily to the international energy and mining industries. From January 2004 to March 2006, Mr. Newby served as Vice-President of Cadence Resources Corporation, an oil and gas exploration and development company. Prior to January 1991, Mr. Newby held senior positions with the investment banking firms of S.G. Warburg & Co., Inc., Morgan Grenfell & Co., and James Capel & Co. His primary responsibility with us is to structure and arrange financing to place our NorthMet Project into production. Mr. Newby currently resides in New York, United States.

Niall Moore has served as our Corporate Secretary since December 2006 and as our Group Controller since September 2006. Mr. Moore has over 20 years of experience with public companies in the resource sector. From November 2002 to May 2006, he was Director, Corporate Reporting for Placer Dome Inc. and from May 2006 until December 2006 he worked as a consultant to Barrick Gold, Inc. following that company’s acquisition of Placer. Prior to November 2002, Mr. Moore was an audit partner at Ernst & Young LLP. He has extensive experience in financial reporting, compliance and valuation work. His primary responsibilities with the Company include legal and regulatory compliance, financial reporting and internal controls. Mr. Moore currently resides in British Columbia, Canada.

William D. Corneliuson has served as a member of our board of directors since March 8, 2007. He also serves on our audit, nominating and corporate governance, and compensation committees. In April 1993, Mr. Corneliuson founded B.C. Holdings and to date remains as the President and Chief Investment Officer. He has over 30 years of investment experience in a range of asset management positions including managing large institutional portfolios, mutual funds and a private investment fund. Prior to founding B.C. Holdings, Mr. Corneliuson co-founded Strong Capital Management in 1976, which became Strong/Corneliuson Capital Management, where he served as the firm's President and raised and managed several billion dollars of institutional assets and a variety of mutual funds that achieved superior ratings. Mr. Corneliuson received a B.A. in Political Science and subsequently an MBA from Michigan

State University. He served in the U.S. Marine Corps where he achieved the rank of Captain. Mr. Corneliuson also serves as Chairman of the board of Medwave Inc., a medical device development company. Mr. Corneliuson currently resides in Wisconsin, United States.

Dr. David Dreisinger has served as a member of our board of directors since October 3, 2003. Dr. Dreisinger also served on our audit committee prior to June 2006. Since 1988, Dr. Dreisinger has been a member of the faculty at the University of British Columbia in the Department of Metal and Material Engineering. He has published over 100 papers and has been extensively involved as a process consultant in industrial research programs with metallurgical companies. Dr. Dreisinger has participated in 11 U.S. patents for work in areas such as pressure leaching, ion exchange removal of impurities from process solutions, use of thiosulfate as an alternative to cyanide in gold leaching, and leach-electrolysis treatment of copper recovery from sulfide ores, and the Sepon Copper Process for copper recovery from sulfidic-clayey ores. Dr. Dreisinger serves as a director of International Nickel Ventures, Inc. and as Vice President – Metallurgy/Process of Baja Mining Corp. Dr. Dreisinger currently resides in British Columbia, Canada.

W. Ian L. Forrest has served as a member of our board of directors since October 3, 2003 and served as Chairman of our board until February 5, 2008. He also serves on our audit, compensation, and nominating and corporate governance committees. Mr. Forrest is a member of the Institute of Chartered Accountants of Scotland and continues to practice as a public accountant in Geneva, Switzerland. Mr. Forrest has more than 30 years of experience with public companies in the resource sector. His experience encompasses the areas of promotion, financing, exploration, production and company management. He has also participated in several notable projects including Gulfstream's North Dome gas discovery, Qatar, Reunion Mining's Scorpion zinc, Namibia, which was subsequently developed by Anglo American, and Ocean Diamond Mining which pioneered the independent diamond dredging industry off the west coast of southern Africa. He also serves as a director of Mengold Resources Inc. Having played an important role in the revival of PolyMet Mining Corporation in 2003, he was appointed Chairman in May 2004. Mr. Forrest currently resides in Vaud, Switzerland.

George Molyviatis has served as a member of our board of directors since March 17, 2003. Mr. Molyviatis also serves on our audit, compensation, and nominating and corporate governance committees Mr. Molyviatis has approximately 20 years experience as an investment banker and businessman. He started his career with BNP Paribas in Geneva in 1986 where held increasingly senior positions, ultimately becoming a Senior Vice-President. In 1994 he joined the Credit Suisse group as a Senior Vice-President and left in 1996 to join Pegasus Securities, S.A., a Greek investment bank that he ran until 1999, when it was sold. Since then Mr. Molyviatis has been a private investor in several natural resource companies and owns several large forestry and timber processing facilities in Georgia and Russia. Mr. Molyviatis currently resides in Athens, Greece.

Frank L. Sims has served as a member of our board of directors since February 19, 2008. Mr. Sims is a recognized business leader whose career has been focused in Minnesota and the upper Midwest. Mr. Sims has held a series of progressively senior positions with Cargill, Incorporated between 1972 and his retirement in December 2007. Most recently he served as Corporate Vice President. Minnesota-headquartered Cargill is an international provider of food, agricultural and risk management products and services.. He currently serves on the board of Piper Jaffray Companies. Mr. Sims has previously served on the board of Tennant Company, as Vice-Chair of the U.S. Marine Transportation System National Advisory Council, was a Chairman of the board of the North American Export Grain Association, and as Chairman of the Federal Reserve Bank of Minneapolis. Mr. Sims currently resides in Minnesota, United States.

James Swearingen has served as a member of our board of directors since January 14, 2005. From September 1994 to April 2003, Mr. Swearingen was General Manager of US Steel Corporation’s Minnesota Ore Operations located at the Minntac mine and plant, the largest mining operation in North America. He held a series of progressively senior positions with US Steel Corporation between 1964 and his retirement in 2003. He has served as co-chair of the Governor's Committee on Minnesota's Mining

Future. Mr. Swearingen is also active with other groups that bring new technology to north-eastern Minnesota to develop non-ferrous mines and new, value added, projects in steel making. He is also an active advisor to the University of Minnesota's Natural Resources Research Institute based in Duluth, Minnesota, and was recently elected to the City Council of Biwabik, Minnesota. Mr. Swearingen currently resides in Minnesota, United States.

W. Ian L. Forrest was a director of AB Airlines plc from June 30 to July 30, 1999 and, on August 2, 1999 AG Airlines plc was placed in administrative receivership.

B.        Statement of Executive Compensation

During the fiscal year ended January 31, 2008, we had three Named Executive Officers (“NEOs”) (for the purposes of applicable securities legislation), namely:

(a)	William Murray, President and Chief Executive Officer;

(b)	Douglas Newby, Chief Financial Officer; and

(c)	Joseph Scipioni, Chief Operating Officer

The following table sets forth, for the periods indicated, the compensation of the NEOs.

		Annual Compensation			Long Term Compensation
					Awards		Payouts
					Securities
					Under	Shares
					Options/	Subject to
				Other Annual	SARs	Resale	LTIP	All Other
Named Executive Officer and	Year	Salary	Bonus	Compensation	Granted	Restrictions	Payouts	Compensation
Principal Position	(1)	(US$)	(US$) (1)	(US$)(3)	(#)	(US$) (2)	(US$) (2)	(US$)(4)

William Murray	2008	252,948	nil	147,913	nil	nil	nil	nil
President	2007	232,610	274,388	nil	450,000	nil	532,852	nil
	2006	179,280(5)	nil	nil	300,000	nil	229,708	nil

Douglas Newby	2008	187,167	nil	150,000	nil	nil	nil	nil
Chief Financial Officer	2007	162,750	109,755	nil	500,000	nil	592,058	nil
	2006	18,750	nil	nil	350,000(6)	nil	240,858	nil

Joseph Scipioni	2008	175,667	nil	50,000	250,000	nil	334,000	nil
Chief Operating Officer	2007	84,000	nil	nil	500,000	nil	561,992	nil
	2006	nil	nil	nil	nil	nil	nil	nil

(1) February 1 to January 31.

(2) Includes the dollar value (net of consideration paid by the Named Executive Officer) calculated by multiplying the closing market price of our freely trading shares on the date of grant by the number of stock or stock units awarded.

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

(5) Comprising of management fees payable to Group 4 in the amount of CDN $17,000 per month and management fees paid to William Murray in the amount of CDN $5,000 per month.

(6) 250,000 of these options are held in the name of Proteus Capital Corp. a non-reporting company owned by Douglas Newby.

Option/SAR Grants During the Most Recently Completed Financial Year

NEO Name	Securities Under Options/ SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price (CDN$/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant (CDN$/Security)	Expiration Date
W. Murray	Nil	Nil	Nil	Nil	Nil
D. Newby	Nil	Nil	Nil	Nil	Nil
J. Scipioni	250,000	9.31%	2.92 USD	$334,000	March 12, 2012

Aggregate Option/SAR Exercises During the Most Recently Completed Financial Year and

Financial Year-End Option/SAR Values”

NEO Name	Securities Acquired on Exercise	Aggregate Value Realized (CDN $)(2)	Unexercised Options/SARs at Jan. 31, 2008 (#) Exercisable/ Unexercisable	Value of Unexercised in- the- money(1) Options/SARs at Jan. 31, 2008 (CDN $) Exercisable/ Unexercisable
W. Murray D. Newby J. Scipioni	Nil Nil Nil	Nil Nil Nil	850,000/0 850,000/0 750,000/0	$644,000/0 $561,800/$0 $0/$0

(1) Amounts presented under the caption “Value of Unexercised in-the-money Options at January 31, 2008” are based on C$2.80 per share, which was the last reported sale price of our common shares on the TSX as of January 31, 2008, minus the exercise price, multiplied by the number of shares subject to the stock option, without taking into account any taxes that might be payable in connection with the transaction.

(2) “Aggregate Value Realized" means the market value at exercise less the exercise price at the date of exercise.

Pension Plan

We do not have a pension plan.

Compensation of Directors

During the Financial Period, no compensation was paid or is payable by us to the directors of the Company, other than the NEOs (the “Other Directors”), or our subsidiaries, if any, for their services:

(a) in their capacity as directors, including any amounts payable for committee participation or special assignments pursuant to any standard or other arrangements; or

(b) as consultants or experts, except to David Dreisinger and James Swearingen.

The Company has no pension plan or other arrangement for non-cash compensation to the Other Directors, except as follows:

Name of Director	Consulting Fees
James Swearingen	55,000 (1)
David Dreisinger	63,000 (1)

(1) Consulting Fees paid in connection with the Company’s NorthMet Project.

During the most recently completed financial year (February 1, 2007 to January 31, 2008) (the "Financial Period").the Company granted the following incentive stock options to its Other Directors and insiders:

Name of Optionee	Date of Grant	No. of Shares	Exercise Price Per Share	Expiry Date
William Murray	Nil	Nil	Nil	Nil
W. Ian L. Forrest	Nil	Nil	Nil	Nil
David Dreisinger	Nil	Nil	Nil	Nil
James Swearingen	Nil	Nil	Nil	Nil
George Molyviatis	Nil	Nil	Nil	Nil
William Corneliuson	March 8, 2007	400,000	USD $2.88	March 8, 2012
Frank Sims	Nil	Nil	Nil	Nil
Douglas Newby	Nil	Nil	Nil	Nil
Joseph Scipioni	March 12, 2007	250,000	USD$2.92	March 12, 2012
Niall Moore	Nil	Nil	Nil	Nil

Reference is made to the section captioned "Election of Directors" for further details with respect to the present positions of the aforesaid persons and number of common shares held in the Company. The following are particulars of incentive stock options exercised by the Other Directors and insiders of the Company during the Financial Period:

No. of Shares	Exercise Price Per Share Exercise	Date of	Closing Price per Share on Exercise Date	Aggregate Net Value (1)
150,000	CDN $0.65	January 11, 2008	CDN $3.08	CDN $364,500

(1) Aggregate net value represents the market value at exercise less the exercise price at the date of exercise.

Summary of Bonus Plan

On November 5, 2003, we adopted a bonus share incentive plan (the “Bonus Plan”) for our directors and key employees. The Bonus Plan was initially approved at our Annual General and Special Meeting held on May 28, 2004. Thereafter the Bonus Plan was submitted in a revised form in response to comments received from the TSX Venture Exchange and approved thereafter by our shareholders at their Extraordinary General Meeting held on November 4, 2004.

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

Upon achievement of the Milestone, 1,300,000 shares will be issued, of which 950,000 have been designated to the following directors:

Name of Director	No. of Common Shares
William Murray	300,000
James Swearingen	150,000
George Molyviatis	150,000
W. Ian L. Forrest	150,000
David Dreisinger	150,000
Joseph Scipioni	50,000

and an additional 350,000 shares will be issued to certain key employees as more fully set forth below:

Name of Employee	No. of Common Shares
Douglas Newby	100,000
Gaston Reymenants	125,000
Jim Scott	125,000
TOTAL	350,000

Douglas Newby has served as our Chief Financial Officer since November 2005.

Gaston Reymenants has been retained as a specialist in metal sales to assist with off-take negotiations and project financing.

At January 31, 2008 Joseph Scipioni was our Chief Operating Officer. Since February 5, 2008 he has served as our President and Chief Executive Officer and, since February 19, 2008, as a member of our board of directors.

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

Milestone 3: Completion of a bankable feasibility study which indicates that production from the NorthMet Property is commercially feasible. The milestone was achieved on September 25, 2006 and therefore, during the year ended January 31, 2007, the Company issued 2,350,000 shares to directors and key employees as follows:

Name of Director	No. of Common Shares
William Murray	500,000
George Molyviatis	250,000
James Swearingen	250,000
W. Ian L. Forrest	250,000
David Dreisinger	250,000
TOTAL	1,500,000

Name of Employee	No. of Common Shares
Douglas Newby	200,000
Gaston Reymenants	200,000
Warren Hudelson	125,000
Jim Scott	125,000
Don Hunter	200,000
TOTAL	850,000

As at January 31, 2007, Warren Hudelson was a director of our U.S. subsidiary, Poly Met Mining, Inc. and was involved in the permitting process. Subsequent to that date, he retired from his full-time capacity and continues as a consultant to us.

Don Hunter was the project manager for the NorthMet Project and was responsible for the overall completion of the bankable feasibility study. Mr. Hunter is now Area Manager – Geology & Mining.

Milestone 4: Commencement of Commercial Production of the NorthMet Property.

Upon the achievement of Milestone 4, 2,640,000 shares will be issued to our directors as follows:

Name of Director	No. of Common Shares
William Murray	800,000
George Molyviatis	400,000
James Swearingen	400,000
W. Ian L. Forrest	400,000
Joe Scipioni	240,000
David Dreisinger	400,000
TOTAL	2,640,000

and an additional 1,000,000 shares will be issued to certain Key Employees as follows:

Name of Employee	No. of Common Shares
Gaston Reymenants	400,000
Jim Scott	200,000
Don Hunter	400,000
TOTAL	1,000,000

As of the date of this Annual Report the Bonus Shares under Milestone 4 have been allotted but have not been approved by the disinterested shareholders and regulators, nor have they been earned or issued.

We have a formalized omnibus share compensation plan (the “Omnibus Plan”) for the granting of incentive stock options to our employees, officers, and directors. The purpose of granting such options is to assist in compensating, attracting, retaining and motivating our directors and to closely align the personal interests of such persons to that of the shareholders.

D.        Employees

As of January 31, 2008 we had 14 full-time employees, with four located in our Vancouver office and the other ten located in our Hoyt Lakes office. None of our employees are covered by a collective bargaining agreement.

During the fiscal year ended January 31, 2008, we employed an average of 22 consultants working out of our Vancouver and Minnesota offices.

E.        Share Ownership

For the shareholdings of our directors and executive officers see Item 7(A).

We have two arrangements by which we encourage our employees to acquire ownership interests in us: (1) the Omnibus Plan, and (2) the Bonus Share Plan. For a description, see footnote 1, under Item 6B

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.        Major Shareholders

The following table sets forth, as of April 30, 2008, certain information regarding the ownership of our voting securities by each stockholder known to our management to be (i) the beneficial owner of more than 5% of our outstanding common stock, (ii) our directors, (iii) our current executive officers identified under Item 6(A), and (iv) all executive officers and directors as a group. We believe that, except as otherwise indicated, the beneficial owners of the common stock listed below, based on information furnished by such owners, have sole investment and voting power with respect to such shares.

		Percent of
Name and Address of	Amount and Nature of	Outstanding Shares
Beneficial Owner (1)	Beneficial Ownership	of Common Stock
William Murray (2)	2,647,276	1.9%
Douglas J. Newby (3)	1,050,000
Joseph Scipioni (4)	850,000	*
Niall Moore (5)	450,000	*
David Dreisinger (6)	1,126,300	*
W. Ian L. Forrest (7)	2,153,000	1.5%
George Molyviatis (8)	8,584,920	6.2%
James Swearingen (9)	400,000	*

		Percent of
Name and Address of	Amount and Nature of	Outstanding Shares
Beneficial Owner (1)	Beneficial Ownership	of Common Stock
William D. Corneliuson (10)	760,000	*

Frank Sims (11)	400,000	*

All executive officers and directors as a group (10 persons) (12)	18,421,496	13.4%

5% or more shareholders:

Cleveland-Cliffs, Inc. (13) 1100 Superior Avenue Cleveland, OH 44114-2589	9,200,547	6.7%

*	Less than 1%.

1.	The address of each person, unless otherwise noted, is c/o PolyMet Mining Corp., Suite 1003- 1177 West Hastings Street, Vancouver, British Columbia V6E 2K3.

2.

Includes 100,000 common shares issuable upon exercise of currently exercisable options, at an exercise price of CDN$0.66 per share set to expire on July 5, 2009, 300,000 shares of common stock issuable upon exercise of currently exercisable options, at an exercise price of CDN$1.36 per share set to expire on September 19, 2010, and 450,000 common shares issuable upon exercise of currently exercisable options, at an exercise price of CDN$2.76 per share set to expire on March 20, 2011. Mr. Murray directly owns 810,000 common shares and has voting and dispositive control over 987,176 common shares owned in the name of Group 4 Ventures of which he is the sole stockholder.

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

4.

Includes 200,000 common shares issuable upon exercise of currently exercisable options, at an exercise price of CDN$2.97 per share set to expire on June 19, 2011, 300,000 common shares issuable upon exercise of currently non-exercisable options, at an exercise price of CDN$3.30 per share set to expire on January 5, 2012, 250,000 common shares issuable upon exercise of currently non-exercisable options, at an exercise price of USD$2.92 per share set to expire on March 12, 2012 and 100,000 common shares issuable upon exercise of currently non- exercisable options, at an exercise price of USD$2.72 per share set to expire on February 15, 2014 held in Mr. Scipioni’s name.

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

7.

Includes 350,000 common shares issuable upon exercise of currently exercisable options, at an exercise price of CDN$0.66 per share set to expire on July 5, 2009, 150,000 common shares issuable upon exercise of currently exercisable options, at an exercise price of CDN$1.36 per share set to expire on September 19, 2010, and 250,000 common shares issuable upon exercise of currently exercisable options, at an exercise price of CDN$2.76 per share set to expire on March 20, 2011. Mr. Forrest has voting and dispositive control with respect to 1,028,000 common shares owned in the name of Micor Trading SA of which he is a director, common 375,000 shares owned in the name of Panares Resources Inc. of which he is a director, and Catherine L. Forrest, Mr. Forrest’s wife, directly owns 932,380 common shares.

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

10.

Includes 400,000 common shares issuable upon exercise of currently exercisable options, at an exercise price of US$2.88 per share set to expire on March 8, 2012. Mr. Corneliuson directly owns 360,000 common shares.

11.	Includes 400,000 common shares issuable upon exercise of currently un-exercisable options, at an exercise price of US$2.72 per share set to expire on February 15, 2014.

12.	Includes 6,050,000 common shares issuable upon exercise of currently exercisable options.

13.	This shareholder held 1,000,000 shares as of January 31, 2005, 7,200,547 as of January 31, 2006 and 9,200,547 as of January 31, 2007 and January 31, 2008.

Our shareholders who beneficially own more than 5% of our common shares outstanding do not have voting rights different from any other shareholders of common shares.

As of April 30, 2008, there were 344 holders of record of our common shares of which 263 were U.S. residents owning 30.92% of our outstanding common shares.

B.        Related Party Transactions

The Company has conducted transactions with officers, directors and persons or companies related to directors and paid or accrued amounts as follows:

	2008	2007	2006

Consulting fees paid to Directors of
the Company and rent and offices
charges paid to a company of the
which the president is a director	$143,000	$184,000	$103,000

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value, which is the amount of consideration established and agreed to by the related parties.

During the year ended January 31, 2008, the Company paid $63,000 (2007 - $62,000 and 2006 - $37,000) to Dr. Dreisinger for consulting fees primarily in connection with activities related to the processing / technical side of the NorthMet Project and related expenses (the latter were supported by invoices and receipts). The consulting fees in 2008 were based on a monthly fee of Canadian $5,500 plus general sales tax.

During the year ended January 31, 2008, the Company paid $55,000 (2007 - $59,600 and 2006 - $41,000) to Mr. Swearingen for consulting fees primarily in connection with activities related to our agreements with Cliffs Erie L.L.C. and land tenure and related expenses (the latter were supported by invoices and receipts). The consulting fees in 2007 were based on a monthly fee of $5,000.

ITEM 8. FINANCIAL INFORMATION

A.        Consolidated Statements and Other Financial Information

See Item 17.

Legal Proceedings

None.

Dividend Policy

Since its incorporation, we have not declared or paid, and have no present intention to declare or to pay in the foreseeable future, any cash dividends with respect to our common shares. Earnings will be retained to finance further growth and development of our business. However, if our board of directors declares dividends, all common shares will participate equally, and, in the event of liquidation, in our net assets.

B.        Significant Changes

There have been so significant changes subsequent to January 31, 2008.

ITEM 9. THE OFFER AND LISTING

A.        The Offer and Listing Details

The following table outlines the annual high and low market prices for the five most recent fiscal years:

Fiscal Year Ended	Toronto Stock Exchange1 / TSX-Venture Exchange		American Stock Exchange2 / Over- the-Counter Bulletin Board
	High	Low	High	Low
January 31, 2008	CDN$4.61	CDN$2.65	US$4.18	US$2.7201

January 31, 2007	CDN$5.34	CDN$2.58	US$4.21	US$2.25
January 31, 2006	CDN$2.74	CDN$0.51	US$2.42	US$0.42
January 31, 2005	CDN$1.20	CDN$0.27	US$0.90	US$0.20
January 31, 2004	CDN$0.30	CDN$0.05	US$0.30	US$0.04

The following table outlines the high and low market prices for each fiscal financial quarter for the two most recent fiscal periods and any subsequent period:

Fiscal Quarter Ended	Toronto Stock Exchange1 / TSX-Venture Exchange		American Stock Exchange2 / Over- the-Counter Bulletin Board
	High	Low	High	Low
January 31, 2008	CDN$3.59	CDN$2.65	US$3.89	US$2.7201
October 31, 2007	CDN$2.93	CDN$4.01	US$4.02	US$2.73
July 31, 2007	CDN$4.15	CDN$2.60	US$3.74	US$2.25
April 30, 2007	CDN$4.61	CDN$3.25	US$4.15	US$2.74
January 31, 2007[1]	CDN$4.00	CDN$3.10	US$3.53	US$2.67
October 31, 2006	CDN$4.15	CDN$2.60	US$3.74	US$2.25
July 31, 2006	CDN$5.34	CDN$2.58	US$4.85	US$2.30
April 30, 2006	CDN$4.00	CDN$2.29	US$3.56	US$2.00
January 31, 2006	CDN$2.74	CDN$1.33	US$2.42	US$1.12

The following table outlines the high and low market prices for each of the most recent six months:

Month Ended	Toronto Stock Exchange1 / TSX-Venture Exchange		American Stock Exchange
	High	Low	High	Low
March 31, 2008	CDN$3.45	CDN$3.01	US$3.75	US$2.89
February 28, 2008	CDN$3.48	CDN$2.69	US$3.53	US$2.66
January 31, 2008	CDN$3.52	CDN$2.65	US$3.57	US$2.73
December 31, 2007	CDN$3.24	CDN$2.73	US$2.7201	US$3.2428
November 30, 2007	CDN$3.06	CDN$3.59	US$3.89	US$3.07
October 31, 2007	CDN$4.01	CDN$3.48	US$4.02	US$3.57

1.	On January 31, 2007 we ceased trading on the TSX Venture Exchange and on February 1, 2007, we commenced trading on the Toronto Stock Exchange.

2.	On June 26, 2006, we began trading on the American Stock Exchange.

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

ITEM 10. ADDITIONAL INFORMATION

B.        Memorandum and Articles of Association

Incorporation

We were incorporated under the name Fleck Resources Ltd. pursuant to the Companies Act (British Columbia) and continued under the Business Corporations Act (British Columbia) by registration of its memorandum in British Columbia, Canada, under Certificate of Incorporation #BC0228310 on March 4, 1981. We changed our name to PolyMet Mining Corp. on June 10, 1998. We do not have any stated “objects” or “purposes” as such that are not required by the corporate laws of the Province of British Columbia. Rather, we are, by such corporate laws, entitled to carry on any activities whatsoever that are not specifically precluded by other statutory provisions of the Province of British Columbia.

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

(d)	there are no provisions for the retirement or non-retirement of directors under an age limit, and

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

D.        Exchange Controls

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting remittance of interest, dividends or other payments to non-resident holders of our common shares. Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (5% if the shareholder is a company owning at least 10% of the outstanding common shares) pursuant to the reciprocal tax treaty between Canada and the United States. See the section of this Form 20-F entitled “Taxation.”

Except as provided in the Investment Canada Act (the “ICA”), which has provisions which govern the acquisition of a control block of voting shares by a person who is not a Canadian resident (a “non-Canadian”) of a company carrying on a Canadian business, there are no limitations specific to the rights of non-Canadians to hold or vote the common shares under the laws of Canada or the Province of British Columbia or in our charter documents.

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

Disposition of Common Shares. If a non-resident of Canada were to dispose of our common shares to a Canadian corporation which deals or is deemed to deal on a non-arm’s length basis with the non-resident and that, and immediately after the disposition is connected with us (i.e. holds shares representing more than 10% of the voting power and more than 10% of the market value of all of our shares issued and outstanding), the amount by which the fair market value of any consideration (other than any shares of the purchaser corporation) exceeds the paid-up capital of the common shares sold will be deemed to be taxable as a dividend paid by the purchasing corporation, either immediately or eventually by means of a deduction in computing the paid-up capital of the purchasing corporation, and subject to withholding taxes as described below.

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

In Canada, additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our securities and securities authorized for issuance under equity compensation plans, is contained in our Management Information Circular for our most recent annual meeting of securityholders that involved the election of directors.

Additional financial information is provided in our financial statements and MD&A, copies of which can be obtained by contacting our Corporate Secretary in writing at 1003 – 1177 West Hastings Street, Vancouver, British Columbia V6E 2K3 or by e-mail at info@polymetmining.com. Copies of such documents will be provided to shareholders free of charge.

Additional information relating to PolyMet may be found on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

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

Not Applicable.

ITEM 13. DEFAULT, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHT OF SECURITY HOLDERS AND USE OF PROCEEDS

Shareholder Rights Plan

Effective May 25, 2007, the Company adopted an updated Shareholder Rights Plan (“Rights Plan”), which was approved by the Company’s shareholders’ on June 27, 2007. Under the Rights Plan, the Company has issued one right for no consideration in respect of each outstanding common share of the Company to all holders of record of common shares on December 4, 2003. All common shares subsequently issued by the Company during the term of the Rights Plan will have one right represented for each common share held by the shareholder of the Company. The term of the Rights Plan is 10 years, unless the rights are earlier redeemed or exchanged. The Rights issued under the Rights Plan become exercisable only if a party acquires 20% or more of the Company's common shares without complying with the Rights Plan or without the approval of the Board of Directors of the Company.

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

The Shareholder Rights Plan is filed as Exhibit 14.1.

ITEM 15. CONTROLS AND PROCEDURES

A.        Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report, an evaluation was performed under the supervision and with the participation of our management, including the chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15 of the Exchange Act, as amended). Based on that evaluation, our management, including the chief executive officer and chief financial officer, concluded that at 31 January 2008 the Company’s disclosure controls and procedures were effective in providing reasonable assurance that material information required to be disclosed by us in the reports that we file or submit under the Exchange Act, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. In reaching this conclusion, the Company recognizes two factors that must be and are present:

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

Our management assessed the effectiveness of our internal control over financial reporting as of January 31, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control — Integrated Framework."

Based on its assessment, management believes that, as of January 31, 2008, our internal control over financial reporting is effective.

C.        Attestation Report of the Registered Public Accounting Firm

The attestation report of PricewaterhouseCoopers with respect to the Company’s internal control over financial reporting is filed with Item 17 of this Annual Report.

D.        Changes in Internal Controls

There have been no changes in the Company’s internal control over financial reporting during the year ended January 31, 2008 that have materially affected, or are reasonably likely to material affect, its internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

As of January 31, 2008, the audit committee consisted of three directors. The Board of Directors has determined that all three audit committee members are deemed financial experts and all of whom are independent as defined under the American Stock Exchange Listing Standards.

W. Ian L. Forrest

Mr. Forrest, Chairman of the Audit Committee, is a Chartered Accountant practicing in Geneva and specializes in finance, banking and tax consulting. He is a director of two Canadian public companies, Caledonian Mining Corporation and Mengold Resources Inc.

William Corneliuson

Mr. Corneliuson has more than thirty years experience as an institutional portfolio manager and businessman. He has served as President and Chief Investment Officer of B.C. Holdings since April 1993 prior to which in 1976 he co-founded and served as President of Strong/Corneliuson Capital Management.

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

The Audit Committee Charter is filed as Exhibit 16.1.

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

The Code is filed as Exhibit 11.1.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following outlines the expenditures for accounting fees billed and paid for the last two fiscal periods ended:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees[1]	All Other Fees
January 31, 2008	CDN $148,333	CDN $23,400	CDN $14,500	CDN $Nil
January 31, 2007	CDN $20,600	CDN$2,200	CDN $Nil	CDN $Nil

1	Audit-related fees consist of fees to perform an auditors’ review of the Company’s quarterly interim financial statements.

2	Tax fees consist of fees to prepare the Company’s annual tax filings.

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

POLYMET MINING CORP.
(a development stage company)

CONSOLIDATED FINANCIAL STATEMENTS

31 January 2008, 2007 and 2006

U.S. Funds

F-i

POLYMET MINING CORP.

Management Report

Management’s Responsibility for Consolidated Financial Statements

The accompanying Consolidated Financial Statements of PolyMet Mining Corp. (the “Company) are the responsibility of management. The Consolidated Financial Statements have been prepared by management in accordance with Canadian generally accepted accounting principles and include certain estimates that reflect management’s best judgments.

The Company’s Board of Directors has approved the information contained in the Consolidated Financial Statements. The Board of Directors fulfills its responsibilities regarding the Consolidated Financial Statements mainly through its Audit Committee, which has a written mandate that complies with current requirements of Canadian securities legislation and the United States Sarbanes-Oxley Act of 2002. The Audit Committee meets at least on a quarterly basis.

Management’s Report on Internal Control over Financial Reporting

Management is also responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Consolidated Financial Statements for external reporting purposes in accordance with GAAP.

Internal control over financial reporting, no matter how well designed, has inherent limitations. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as at 31 January 2008. In making its assessment, management has used the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework in Integral Control-Integrated Framework to evaluate the Company’s internal control over financial reporting. Based on our evaluation, management has concluded that the Company’s internal control over financial reporting was effective as at that date.

The effectiveness of the Company’s internal control over financial reporting as at 31 January 2008 has been audited by PricewaterhouseCoopers LLP, our independent auditors, as stated in their report which appears herein.

“Joseph Scipioni” (signed)	“Douglas Newby” (signed)
Joseph Scipioni	Douglas Newby
President and Chief Executive Officer	Chief Financial Officer

Independent Auditors’ Report

To the Shareholders of Polymet Mining Corp.

We have completed an integrated audit of PolyMet Mining Corp.’s 2008 consolidated financial statements and of its internal control over financial reporting as at January 31, 2008 and an audit of its 2007 consolidated financial statements. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of PolyMet Mining Corp. (the “Company”) as at January 31, 2008 and 2007, and the related consolidated statements of operations, comprehensive loss, changes in shareholders’ equity and cash flows for each of the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit of the Company’s financial statements as at January 31, 2008 and for the year then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). We conducted our audit of the Company’s financial statements as at January 31, 2007 and for the year then ended in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at January 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at January 31, 2006 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those financial statements in their report dated 4 April 2006.

Internal control over financial reporting

We have also audited PolyMet Mining Corp.’s internal control over financial reporting as at January 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at January 31, 2008 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, BC, Canada
April 25, 2008

Suite 400 - 889 West Pender Street Vancouver, BC Canada V6C 3B2 Tel 604 694-6070 Fax 604 585-8377 info@staleyokada.com www.staleyokada.com

Report of Independent Auditor

To the Shareholders of Polymet Mining Corp.:

We have audited the consolidated statements of shareholders' equity, loss and cash flows of Polymet Mining Corp. (the “Company”) for the year ended 31 January 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of the Company’s operations and its cash flows for the year ended 31 January 2006, after the restatement (as described in the May 2007 20-F filing of the Company), in accordance with Canadian generally accepted accounting principles.

“Staley, Okada & Partners”

Vancouver, BC	STALEY, OKADA & PARTNERS
4 April 2006, except as to the restatement	CHARTERED ACCOUNTANTS
described in the May 2007 20-F filing, which is as
of 28 April 2008

PolyMet Mining Corp.
(a development stage company)
Consolidated Balance Sheets
As at January 31
All figures in Thousands of U.S. Dollars

ASSETS	2008	2007
Current
Cash and equivalents	$20,084	$8,897
Accounts receivable and advances	168	61
Investment (Note 12)	1,445	-
Prepaid expenses	793	210
	22,490	9,168
Deferred Financing Costs (Note 13d)	1,690	1,397
Mineral Property, Plant and Equipment (Notes 3 and 4)	65,019	38,166
	$89,199	$48,731

LIABILITIES
Current
Accounts payable and accrued liabilities	$4,266	$1,518
Current portion of long term debt (Note 5)	1,401	2,000
Current portion of asset retirement obligation (Note 6)	265	410
	5,932	3,928

Long term
Long term debt (Note 5)	10,834	11,853
Long term accounts payable	108	-
Asset retirement obligation (Note 6)	3,174	3,012
	20,048	18,793

SHAREHOLDERS’ EQUITY
Share Capital - (Note 7)	104,615	72,923
Contributed Surplus – (Note 7d)	20,825	9,614
Deficit	(56,289)	(52,599)
	69,151	29,938
	$89,199	$48,731

Contingent Liabilities and Commitments (Notes 4 and 13)

ON BEHALF OF THE BOARD:

“William Murray”	, Director

“David Dreisinger”	, Director

- See Accompanying Notes –

PolyMet Mining Corp.
(a development stage company)
Consolidated Statements of Loss, Other Comprehensive Loss and Deficit
For the Years Ended 31 January
All figures in Thousands of U.S. Dollars, except per share amounts

	2008	2007	2006
Pre-feasibility Costs
See Schedule 1 (Note 1)	-	8,844	11,120

General and Administrative
Amortization	56	7	4
Consulting fees	73	1,458	366
Investor relations and financing	270	218	90
Office and corporate wages	1,681	899	578
Professional fees	652	790	151
Shareholders’ information	373	125	53
Stock-based compensation (Note 7c))	635	4,723	3,523
Transfer agent and filing fees	127	272	65
Travel	532	482	348
	4,399	8,974	5,178

Other Expenses (Income)
Interest income, net	(1,168)	(428)	(148)
Loss (gain) on foreign exchange	(566)	536	(221)
Investment loss (Note 12)	1,050	-	-
Rental income	(25)	(33)	-
	(709)	75	(369)

Loss for the Year and Comprehensive Loss	3,690	17,893	15,929

Deficit Beginning of the Year	52,599	34,706	18,777

Deficit End of Year	56,289	52,599	34,706

Basic and Diluted Loss per Share	$(0.03)	$(0.16)	$(0.22)

Weighted Average Number of Shares	133,697,572	114,754,213	73,484,490

- See Accompanying Notes -

PolyMet Mining Corp.
(a development stage company)
Consolidated Statements of Changes in Shareholders’ Equity
All figures in Thousands of U.S. Dollars, except for Shares

	Common Shares (Note 7)			Share
	Authorized			Subscriptions	Contributed
	Shares	Shares	Amount	Received	Surplus	Deficit	Total
Balance – 31 January 2005 – Shares issued	Unlimited	55,313,653	18,128	763	1,006	(18,777)	1,120
Shares allotted for exercise of warrants	-	224,925	26	-	-	-	26
Shares allotted for bonus	-	1,590,000	873	-	-	-	873
Balance – 31 January 2005 – Shares issued and allotted
(issued in fiscal 2006)	Unlimited	57,128,578	19,027	763	1,006	(18,777)	2,019
Loss for the year	-	-	-	-	-	(15,929)	(15,929)
Shares issued for cash:
Private placements	-	28,494,653	17,302	(763)	3,653	-	20,192
Share issuance costs	-	-	(1,475)	-	-	-	(1,475)
Exercise of warrants	-	5,700,628	3,296	-	-	-	3,296
Exercise of options	-	1,795,852	197	-	-	-	197
Shares issued for finders’ fee	-	852,915	617	-	-	-	617
Non-cash share issuance costs	-	-	(617)	-	-	-	(617)
Shares issued for property	-	6,200,547	7,564	-	-	-	7,564
Stock-based compensation	-	-	-	-	3,523	-	3,523
Fair value of stock options exercised	-	-	98	-	(98)	-	-
Balance – 31 January 2006	Unlimited	100,173,173	46,009	-	8,084	(34,706)	19,387
Loss for the year	-	-	-	-	-	(17,893)	(17,893)
Issuance of shares for bonus (Note 13)	-	2,350,000	1,289	-	-	-	1,289
Shares issued for cash:
Exercise of warrants	-	14,662,703	17,963	-	(3,653)	-	14,310
Exercise of options	-	2,193,000	765	-	-	-	765
Shares issued for property (Note 4)	-	2,000,000	6,160	-	-	-	6,160
Stock-based compensation	-	-	-	-	4,723	-	4,723
Warrants issued for deferred financing costs	-	-	-	-	1,197	-	1,197
Fair value of stock options exercised	-	-	737	-	(737)	-	-
Balance – 31 January 2007	Unlimited	121,378,876	$72,923	$-	$9,614	$(52,599)	$29,938
Loss for the year	-	-	-	-	-	(3,690)	(3,690)
Shares and warrants issued:
Exercise of options	-	462,200	303	-	-	-	303
Fair value of stock options exercised	-	-	212	-	(212)	-	-
Private placement, finders’ fees and
issuance costs	-	15,149,999	31,177	-	8,346	-	39,523
Stock-based compensation	-	-	-	-	3,077	-	3,077
Balance – 31 January 2008	Unlimited	136,991,075	$104,615	$-	$20,825	$(56,289)	$69,151

- See Accompanying Notes -

PolyMet Mining Corp.
(a development stage company)
Consolidated Statements of Cash Flows
For the Years Ended 31 January
All figures in Thousands of U.S. Dollars

	2008	2007	2006
Operating Activities
Loss for the year	$(3,690)	$(17,893)	$(15,929)
Items not involving cash
Consulting fees and Office and Corporate wages (Note 13a))	-	1,289	-
Amortization	56	7	4
Stock-based compensation	635	4,723	3,523
Investment loss (Note 12)	1,050	-	-
Changes in non-cash working capital items
Accounts receivable and advances	(107)	(20)	4
Prepaid expenses	(583)	(135)	166
Accounts payable and accrued liabilities	(51)	(199)	1,386
Net cash used in operating activities	(2,690)	(12,228)	(10,846)

Financing Activities
Share capital - for cash	39,826	15,075	22,209
Long-term debt repayment	(2,000)	(1,250)	-
Deferred financing costs	(293)	(200)	-
Net cash provided by financing activities	37,533	13,625	22,209

Investing Activities
Purchase of investment	(2,495)	-	-
Term deposit	-	-	807
Mineral property, plant and equipment	(21,161)	(4,171)	(1,010)
Net cash used in investing activities	(23,656)	(4,171)	(203)

Net Increase (Decrease) in Cash and Cash Equivalents Position	11,187	(2,774)	11,160
Cash and Cash Equivalents Position - Beginning of Year	8,897	11,671	511
Cash and Cash Equivalents Position - End of Year	$20,084	$8,897	$11,671

- See Accompanying Notes -

PolyMet Mining Corp.	Schedule 1
(a development stage company)
Consolidated Schedules of Pre-Feasibility Costs
For the Years Ended 31 January
All figures in Thousands of U.S. Dollars

	2008	2007	2006

Direct
Camp and general	$-	$187	$101
Consulting fees	-	819	690
Drilling	-	94	3,075
Engineering	-	642	578
Environmental	-	3,303	2,421
Geological and geophysical	-	55	75
Land lease, taxes and licenses	-	127	187
Metallurgical	-	303	1,894
Mine planning	-	2,236	1,312
Permitting	-	2	137
Plant maintenance and repair	-	681	44
Sampling	-	395	606

Total Costs for the Year (Note 1)	$-	$8,844	$11,120

- See Accompanying Notes -

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2008, 2007 and 2006
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

1.	Nature of Business and Significant Accounting Policies

PolyMet Mining Corp. (the “Company”) was incorporated in British Columbia, Canada on 4 March 1981 under the name Fleck Resources Ltd. The Company changed its name from Fleck Resources to PolyMet Mining Corp. on 10 June 1998. The Company is engaged in the exploration and development, when warranted, of natural resource properties. The Company’s primary mineral property is the NorthMet Project, a polymetallic project in northeastern Minnesota, USA. The realization of the Company’s investment in the NorthMet Project and other assets is dependant upon various factors, including the existence of economically recoverable mineral reserves, the ability to obtain the necessary financing to complete the exploration and development of the NorthMet Project, future profitable operations, or alternatively upon disposal of the investment on an advantageous basis.

On 25 September 2006, the Company received the results of a Definitive Feasibility Study (“DFS”) prepared by Bateman Engineering (Pty) Ltd. (“Bateman”) that confirms the economic and technical viability of the NorthMet Project and, as such, the Project has moved from the exploration stage to the development stage.

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

Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Poly Met Mining, Inc. and Fleck Minerals Inc. Inter-company balances and transactions have been eliminated on consolidation.

Cash and Cash Equivalents

The Company considers cash and cash equivalents to include amounts held in banks and highly liquid debt investments with remaining maturities at point of purchase of three months or less.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2008, 2007 and 2006
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

1.	Nature of Business and Significant Accounting Policies - Continued

Mineral Property, Plant and Equipment

Mineral property

Mineral property costs, aside from mineral property acquisition costs, incurred prior to determination of the DFS are expensed as incurred and expenditures incurred subsequent to the DFS and mineral property acquisition costs are deferred or capitalized until the property is placed into production, sold, allowed to lapse or abandoned. Acquisition costs include cash, debt and fair market value of common shares.

Upon commencement of commercial production, mineral properties and acquisition costs relating to mines are amortized over the estimated life of the proven and probable mineral reserves to which they relate, calculated on a unit of production basis.

As a result of the DFS on the NorthMet Project, the Project entered the development stage effective 1 October 2006. The Company has deferred mineral property development expenditures related to the NorthMet Project from that date.

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

Depreciation of plant and equipment is provided on a straight-line basis over the estimated economic life of the assets as follows:

Leasehold improvements – Straight-line over the term of the lease Furniture and equipment – Straight-line over 10 years Computers – Straight-line over 5 years

Mineral property, plant and equipment related to the NorthMet Project will begin to be amortized at the time the project commences operations.

Loss Per Share

Loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Basic and diluted losses per share are the same for the periods reported, as the effect of potential issuances of shares under warrant or share option agreements would be anti-dilutive.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2008, 2007 and 2006
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

1.	Nature of Business and Significant Accounting Policies - Continued

Foreign Currency Translation

The United States (“U.S.”) dollar is the functional currency of the Company’s business. Accordingly, amounts in these consolidated financial statements are expressed in U.S. dollars unless otherwise stated. The Company’s non-U.S. operations are considered to be integrated with the U.S. operations and have been translated into U.S. dollars using the temporal method. Under this method, monetary assets and liabilities are translated at the rate of exchange in effect at the balance sheet dates and non-monetary assets and liabilities are translated at the exchange rate in effect at the times of the transactions. Revenue and expense items are translated at rates approximating the exchange rate in effect at the time of the transactions, except for amortization which is translated at historical rates. Translation gains and losses are reflected in the year.

Stock-Based Compensation and Share Purchase Warrants

All stock-based awards made to employees and non-employees are measured and recognized using a fair value based method. For employees, the fair value of the options is measured at the date of the grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For employees and non-employees, the fair value of the options is accrued and charged either to operations or mineral property plant and equipment, with the offsetting credit to contributed surplus, on a graded method over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

The Company issues share purchase warrants in connection with certain equity transactions. The fair value of the warrants, as determined using the Black-Scholes option pricing model, is credited to contributed surplus. The recorded value of share purchase warrants is transferred to share capital upon exercise.

Asset Retirement Obligations

The Company follows CICA Handbook Section 3110, Asset Retirement Obligations (“CICA 3110”) which requires the recognition of a legal liability for obligations relating to the retirement of property, plant and equipment and obligations arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement costs must be recognized at fair value, when a reasonable estimate of fair value can be estimated, in the year in which the liability is incurred. A corresponding increase to the carrying amount of the related asset, where one is identifiable, is recorded and amortized over the life of the asset. Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed. The estimates are based principally on legal and regulatory requirements. It is possible that the Company’s estimates of its ultimate reclamation and closure liabilities could change as a result of changes in regulations, changes in the extent of environmental remediation required, changes in the means of reclamation or changes in cost estimates.

The operations of the Company may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company may vary greatly and are not predictable.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2008, 2007 and 2006
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

1.	Nature of Business and Significant Accounting Policies - Continued

Impairment of Long-Lived Assets

The Company performs impairment tests on its mineral property, plant and equipment when events or changes in circumstances indicate that the carrying values of assets may not be recoverable. These tests require the comparison of the undiscounted future cash flows derived from these assets with the carrying value of the assets. If a shortfall exists, the assets are written down to fair value, determined primarily using discounted cash flow models.

Recent Accounting Pronouncements

The Company has adopted the following CICA standards effective for the Company commencing 1 February 2007:

a)

Section 3855 – Financial Instruments – Recognition and Measurement. Section 3855 requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading, otherwise, they are measured at cost. Investments classified as available for sale are reported at fair market value based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. All financial assets and liabilities have been classified as either held-to-maturity, available-for-sale, held for trading or loans and receivables effective 1 February 2007. Investments subject to significant influence are reported at cost and not adjusted to fair market value.

All derivative instruments, including certain embedded derivatives that are required to be separated from their host contracts, are recorded on the balance sheet at fair value and mark to market adjustments on these instruments are included in net income. Under the transitional provisions for the standard only embedded derivatives acquired or substantively modified on or after 1 January 2003 are required to be considered for recognition and measurement. Transaction costs incurred to acquire or issue financial instruments are included in the initial carrying amount of the relevant financial instrument. Where a financial asset classified as held-to-maturity or available-for-sale has a loss in value which is considered to be other than temporary, the loss is recognized by a charge to earnings.

b)

Section 1530 – Comprehensive Income. Comprehensive income or loss is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that would not normally be included in net earnings such as unrealized gains or losses on available-for-sale investments. Other comprehensive income would include the holding gains and losses from available for sale securities which are not included in net loss until realized.

c)

Section 3865 – Hedges. This new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed for each of the permitted hedging strategies: fair value hedges, cash flow hedges and hedges of foreign currency exposure of a net investment in self sustaining foreign operations. The Company has not designated any instruments as hedges.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2008, 2007 and 2006
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

1.	Nature of Business and Significant Accounting Policies - Continued

	d)	The adoption of Sections 1530, 3855 and 3865 did not have any impact on the opening equity and deficit of the Company.

The CICA has issued three new standards, which may affect the financial disclosures and results of operations of the Company for interim and annual periods beginning 1 February 2008. The Company will adopt the requirements commencing in the interim period ended 30 April 2008 or after and is considering the impact this will have on the Company’s financial statements.

a)

Section 1535 – Capital Disclosures. This section establishes standards for disclosing information about a company’s capital and how it is managed. Under this standard the Company will be required to disclose the following, based on the information provided internally to the Company’s key management personnel:

	a.	Qualitative information about its objectives, policies and processes for managing capital;

	b.	Summary quantitative data about what it manages as capital;

	c.	Whether during the period it complied with externally imposed capital requirements to which it is subject, and

	d.	When the Company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

b)

Section 1530 – Inventories. This section prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories.

c)

Sections 3862 & 3863 – Financial Instruments – Disclosures and Presentation. These new standards replace Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing disclosure requirements and carrying forward unchanged the presentation requirements. Section 3862 requires entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity’s financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks. Entities will be required to disclose the measurement basis or bases used, and the criteria used to determine classification for different types of instruments.

The Section requires specific disclosures to be made, including the criteria for:

(i)	Designating financial assets and liabilities as held for trading;
(ii)	Designating financial assets as available for sale, and
(iii)	Designating when impairment is recorded against the related financial asset or when an allowance account is used.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2008, 2007 and 2006
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

1.	Nature of Business and Significant Accounting Policies - Continued

d)

Section 3064 – Goodwill and Intangible. The objectives of CICA 3064 are to reinforce the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarify the application of the concept of matching revenues and expenses such that the current practice of recognizing assets that do not meet the definition and recognition criteria is eliminated. The standard will also provide guidance for the recognition of internally developed intangible assets (including research and development activities), ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed.

International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after 1 January 2011. The transition date of 1 January 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended 31 January 2012. The financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current year’s presentation.

2.	Financial Instruments

	a)	Fair value

The carrying value of cash, accounts receivable, accounts payable and long-term debt approximates the fair value of these financial instruments due to their short-term maturity, discounted nature or capacity of prompt liquidation.

	b)	Interest rate risk

The Company is exposed to interest rate risk due to the longer-term maturity of some of its monetary assets and liabilities.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2008, 2007 and 2006
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

3.	Resource Property Agreements

NorthMet, Minnesota, U.S.A. - Lease

By an agreement dated 4 January 1989 and a subsequent amendment and assignment, the Company leases certain lands in St. Louis County, Minnesota from RGGS Land & Minerals Ltd., L.P. During the year ended 31 January 2005, United States Steel Corporation assigned the lease to RGGS Land & Minerals Ltd., L.P. The current term of the renewable lease is 20 years and calls for total lease payments of $1,475,000. All lease payments have been paid or accrued to 31 January 2008. The agreement requires future annual lease payments of $150,000 to 2009.

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

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2008, 2007 and 2006
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

4.	Mineral Property, Plant and Equipment

Details are as follows:

		Accumulated	Net Book
31 January 2008	Cost	Amortization	Value
NorthMet Project	$64,766	$-	$64,766
Leasehold improvements	$48	$12	$36
Computers	$135	$23	$112
Furniture and equipment	$136	$31	$105
	$65,085	$66	$65,019

		Accumulated	Net Book
31 January 2007	Cost	Amortization	Value
NorthMet Project	$38,056	$-	$38,056
Leasehold improvements	$41	$-	$41
Computers	$17	$5	$12
Furniture and equipment	$63	$6	$57
	$38,177	$11	$38,166

Erie Plant, Minnesota, U.S.A.

By a Memorandum of Understanding dated 5 December 2003 and an option agreement dated 14 February 2004, the Company obtained an option (“Cliffs Option”) to acquire certain property, plant and equipment (“Cliffs Assets”) from Cleveland Cliffs of Cleveland, Ohio (“Cliffs”) located near the Company’s NorthMet Project.

As consideration for the exclusive Cliffs Option, the Company paid $500,000 prior to 31 January 2004 as required and issued to Cliffs 1,000,000 common shares on 30 March 2004, valued at $229,320 to maintain the rights until 30 June 2006.

On 14 September 2005 the Company reached an agreement in principle with Cliffs on the terms for the early exercise of the Cliffs option and the scope of the plant and equipment to be acquired. On 15 November 2005, the Company exercised this expanded option and acquired 100% ownership of large portions of the former LTV Steel Mining Company ore processing plant in northeastern Minnesota under the Asset Purchase Agreement.

The consideration for the Asset Purchase Agreement was $1 million in cash, $2.4 million in notes payable and the issuance of 6,200,547 common shares (at fair market value of $7,564,444) in the capital stock of the Company. The remaining balance of $400,000 will be paid in quarterly instalments of US$250,000 plus interest (Note 5).

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2008, 2007 and 2006
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

The purchase price totalling 2 million shares and $15 million in cash and debt was in four tranches:

	•	2 million shares of PolyMet, paid at closing;

	•	$1 million in cash, paid at closing;

•

$7 million in cash, payable in quarterly instalments of $250,000 commencing 31 December 2006 with the balance payable upon receipt of production financing. Interest will be payable quarterly from 31 December 2006 at the Wall Street Journal Prime Rate; and

•

$7 million in cash, payable in quarterly instalments of $250,000 commencing on 31 December 2009. No interest will be payable until 31 December 2009 after which it will be payable quarterly at the Wall Street Journal Prime Rate, accordingly this portion of the debt has been fair valued, for balance sheet purposes, by discounting it at 8.25%.

The Company has assumed certain ongoing site-related environmental and reclamation obligations as a result of the above purchases. These environmental and reclamation obligations are presently contracted under the terms of the purchase agreements with Cliffs. Once the Company obtains its permit to mine and Cliffs is released from its obligations by the State agencies, the environmental and reclamation obligations will be direct with the governing bodies. The present value of the asset retirement obligation in the amount of $3,439,000 (Note 6) has been recorded as an increase in the carrying amount of the NorthMet Project assets and will be amortized over the life of the asset.

Under the terms of the agreement Cliffs has the right to participate on a pro-rata basis in future cash equity financings. The Company has a 20 business day first right to acquire or place any shares of PolyMet that Cliffs may chose to sell from time-to-time.

Interest and loan accretion to 31 January 2008 in the amount of $1,227,000 (2007 - $189,000) has been capitalized as part of the cost of the NorthMet Project assets.

As the above assets are not in use no amortization of these assets has been recorded to 31 January 2008.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2008, 2007 and 2006
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

5.	Long Term Debt

Pursuant to the Asset Purchase Agreements (Note 4) the Company’s wholly owned subsidiary Poly Met Mining, Inc. signed three notes payable to Cliffs in the amounts of $2,400,000, $7,000,000 and $7,000,000, respectively. The first note is interest bearing at the annual simple rate of four percent (4%) and shall be paid in quarterly instalments equal to $250,000, commencing in March 2006 for total repayment of $2,400,000. The second note is interest bearing at the Wall Street Journal Prime Rate and is being paid in quarterly instalments equal to $250,000 commencing 31 December 2006, with the balance repayable upon receipt of commercial financing, for total repayment of $7,000,000. The third note is interest bearing at the Wall Street Journal Prime Rate and shall be paid in quarterly instalments equal to $250,000 commencing on 31 December 2009 for total repayment of $7,000,000. No interest will be payable on the third note until 31 December 2009, accordingly it has been fair valued, for balance sheet purposes, by discounting it at 8.25%. As at 31 January 2008 the outstanding long term debt was as follows:

	31 January 2008	31 January 2007

Notes Payable	$12,204	$13,768
Accrued interest	31	85
Total debt	12,235	13,853
Less current portion	(1,401)	(2,000)

Long term debt	$10,834	$11,853

6.	Asset Retirement Obligation

As part of the consideration for the Cliffs Purchase Agreements (Note 4), the Company indemnified Cliffs for the liability for final reclamation and closure of the acquired property.

Federal, state and local laws and regulations concerning environmental protection affect the Company’s operations. Under current regulations, the Company is contracted to indemnify Cliff’s requirement to meet performance standards to minimize environmental impact from operations and to perform site restoration and other closure activities. The Company’s provisions for future site closure and reclamation costs are based on known requirements. It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments. The Company’s estimate of the present value of the obligation to reclaim the NorthMet Project is based upon existing reclamation standards at 31 January 2008 and Canadian GAAP. Once the Company obtains its permit to mine the environmental and reclamation obligations will be direct with the governing bodies.

The Company’s estimate of the fair value of the asset retirement obligation at 31 January 2008 was $3,439,000 (2007 - $3,422,000). These were based upon a 31 January 2008 undiscounted future cost of $21.4 million for the first Cliffs transaction and $2.1 million for Cliffs II, an annual inflation rate of 2.00%, and a credit-adjusted interest rate of 12.00% and a mine life of 20 years, commencing in late-2009 and a reclamation period of 5 years. During the year ended 31 January 2008, the Company decreased the inflation rate from 3% to 2% to reflect the Company’s expectations of inflation rates. Accretion of the liability to 31 January 2008 of $714,000 (2007 - $280,000) until the commencement of commercial production will be capitalized to the NorthMet Project assets.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2008, 2007 and 2006
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

7.	Share Capital

	a)	Share Issuances for Cash

During the year ended 31 January 2008 the company issued the following shares for cash:

i)

On 17 April 2007, the Company closed a non-brokered private placement financing of 15 million units at US$2.75 per unit, with each unit comprising one common share and one-half of one warrant (for accounting purposes, the value of the units was bifurcated between the common shares and the warrants). Each whole warrant is exercisable into a common share at a price of US$4.00 at any time until 13 October 2008, subject to an early trigger if the 20-day volume weighted average price of the common shares is US$6.00 or more. In connection with the private placement, the Company has paid finders’ fees totalling US$1.43 million in cash, 150,000 shares and 520,000 broker warrants having the same terms as the warrants described above, and

		ii)	462,200 shares pursuant to the exercise of stock options for total proceeds of $303,000 (Note 7b)).

During the year ended 31 January 2007 the Company issued the following shares for cash:

i)	14,662,703 shares pursuant to the exercise of warrants at prices between Cdn$0.20 and Cdn$2.00 (US$0.09 and US$1.77) for total proceeds of $14,310,000 (Note 7e)), and

ii)	2,193,000 shares pursuant to the exercise of stock options for total proceeds of $765,000 (Note 7b)).

During the year ended 31 January 2006 the Company issued the following shares for cash:

i)	224,925 shares pursuant to the exercise of warrants allotted at 31 January 2005 (note 7e));

ii)

Four private placements for a total of 28,494,653 shares at prices of CDN$0.55 – CDN$1.40 (US$0.48 - US$1.22) for net proceeds of $20,389,000 ($763,000 was received prior to 31 January 2005). Each of the private placements included share purchase warrants (Note 7e)). Cash share issue costs in the amount of $909,000 were included in respect of these private placements;

iii)	5,700,628 shares pursuant to the exercise of 5,700,628 share purchase warrants for total proceeds of $3,296,000 (Note 7e)), and

iv)	1,795,852 shares pursuant to the exercise of stock options for total proceeds of $197,000 (Note 7b)).

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2008, 2007 and 2006
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

7.	Share Capital - Continued

b)	Stock Options

	31	Weighted	31 January	Weighted	31 January	Weighted
	January	Average	2007	Average	2006	Average
	2008	Exercise	Options	Exercise	Options	Exercise
	Options	Price		Price		Price
		(CDN$)		(CDN$)		(CDN$)
Outstanding -
Beginning of year	9,090,000	1.95	6,783,700	0.80	4,999,552	0.32
Granted	2,685,000	2.98	4,500,000	2.93	3,580,000	1.13
Cancelled	-	-	(700)	(0.10)	-	-
Exercised	(462,200)	0.69	(2,193,000)	(0.39)	(1,795,852)	0.13
Outstanding -
End of year	11,312,800	2.24	9,090,000	1.95	6,783,700	0.80

As at 31 January 2008, the following director, officer, consultant and employee stock options were outstanding:

			Number of
	Exercise Price	Exercise Price	options
Expiry Date	(US$)	(CDN$)	outstanding
9 March 2009	0.40	0.40	225,000
28 April 2009	0.75	0.75	150,000
5 July 2009	0.66	0.66	850,000
18 October 2009	0.79	0.79	50,000
30 March 2010	0.65	0.65	267,800
1 May 2010	0.85	0.85	350,000
15 June 2010	0.94	0.94	40,000
19 September 2010	1.36	1.36	1,690,000
24 October 2010	1.20	1.20	280,000
5 December 2010	1.15	1.15	225,000
20 March 2011	2.77	2.76	3,200,000
19 June 2011	2.98	2.97	325,000
1 September 2011	3.83	3.82	325,000
22 September 2011	3.52	3.51	75,000
5 January 2012	3.31	3.30	575,000
13 February 2012	2.99	2.98	1,250,000
8 March 2012	2.88	2.87	400,000
12 March 2012	2.92	2.91	250,000
23 March 2012	2.89	2.88	50,000
4 September 2012	3.00	2.99	360,000
12 December 2012	3.05	3.04	205,000
11 January 2013	3.03	3.02	70,000
31 January 2013	2.87	2.86	100,000
	2.25	2.24	11,312,800

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2008, 2007 and 2006
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

7.	Share Capital - Continued

	b)	Stock Options - Continued

As at 31 January 2008 all options had vested and were exercisable, with the exception of 235,000 which vest incrementally until September 2009 and 1,635,000 which vest under completion of specific targets.

	c)	Stock-Based Compensation

i)

During the year ended 31 January 2008, the Company granted 2,685,000 options to directors, officers, consultants and employees with an average exercise price of US$2.97 per option. The fair value of stock-based compensation in the amount of $3,077,000 has been recorded in the accounts of the Company as an expense of $635,000 and a debit to mineral property, plant and equipment of $2,442,000 with the offsetting credit going to contributed surplus. These values were estimated at the date of grant using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Risk-free interest rate	3.23% to 4.35%
Expected dividend yield	Nil
Expected stock price volatility	62.47% to 65.02%
Expected option life in years	2.33

The weighted fair value of options granted was US$1.29 (Cdn$1.36)

Option pricing models require the input of highly subjective assumptions including the estimate of the share price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

ii)

During the year ended 31 January 2007, the Company granted 4,500,000 options to directors, officers, consultants and employees with exercise prices ranging from CDN$2.76 - CDN$3.82 (US$2.33 – US$3.23) per option. The fair value of stock-based compensation in the amount of $4,723,000 has been recorded in the accounts of the Company as an expense with the offsetting entry to contributed surplus. This value is estimated at the date of grant using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Risk-free interest rate	3.89% to 4.09%
Expected dividend yield	Nil
Expected stock price volatility	59.91% to 83.01%
Expected option life in years	2.33

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2008, 2007 and 2006
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

7.	Share Capital - Continued

	c)	Stock-Based Compensation - Continued

iii)

During the year ended 31 January 2006, the Company granted 3,580,000 options to directors, officers, consultants and employees with exercise prices ranging from CDN$0.65 - CDN$1.36 per option. The fair value of stock-based compensation in the amount of $3,523,000 has been recorded in the accounts of the Company as an expense with the offsetting entry to contributed surplus. This value is estimated at the date of grant using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Risk-free interest rate	3.66%
Expected dividend yield	Nil
Expected stock price volatility	131%
Expected option life in years	5.00

d)	Contributed Surplus

Contributed surplus represents accumulated stock-based compensation expense and warrants issued, reduced by the fair value of the stock options and warrants exercised.

Details are as follows:

	31 January	31 January
	2008	2007
Balance – Beginning of year	$9,614	$8,084
Current year fair value of stock-based compensation	3,077	4,723
Fair value of warrants issued as finder’s fees	695	-
Fair value of warrants issued in unit financing	7,651	-
Fair value of warrants exercised during the year	-	(3,653)
Fair value of warrants issued for financing services	-	1,197
Fair value of stock options exercised during the year	(212)	(737)
Balance – End of year	$20,825	$9,614

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2008, 2007 and 2006
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

7.	Share Capital - Continued

	e)	Share Purchase Warrants

The Company’s share purchase warrants as at 31 January 2008 and 2007 and the changes during the years then ended are as follows:

	2008		2007
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Warrants	Price	Warrants	Price
		(US$)		(CDN$)
Warrants outstanding - beginning
of year	1,100,000	4.00	14,662,703	1.07
Issued	8,020,000	4.00	1,100,000	4.53
Exercised	-	-	(14,662,703)	(1.07)

Warrants outstanding – end of
year	9,120,000	4.00	1,100,000	4.53

On 17 April 2007, the Company issued 7,500,000 warrants in connection with a non-brokered private placement financing of 15 million units at US$2.75 per unit, with each unit comprising one common share and one-half of one warrant. Each whole warrant is exercisable into a common share at a price of US$4.00 at any time until 13 October 2008, subject to an early trigger if the 20-day volume weighted average price of the common shares is US$6.00 or more. In connection with the private placement, the Company has paid finders’ fees including an additional 520,000 broker warrants having the same terms as the warrants described above.

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

All of the warrants are exercisable as at 31 January 2008, except for 500,000 which vest upon delivery of a bona fide offer of project financing.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2008, 2007 and 2006
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

7.	Share Capital - Continued

	e)	Share Purchase Warrants - Continued

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

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2008, 2007 and 2006
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

7.	Share Capital - Continued

	f)	Shareholder Rights Plan

Effective 25 May 2007, the Company adopted an updated Shareholder Rights Plan (“Rights Plan”), which was approved by the Company’s shareholders’ on 27 June 2007. All common shares issued by the Company during the term of the Rights Plan will have one right represented for each common share held by the shareholder of the Company. The term of the Rights Plan is 10 years, unless the rights are earlier redeemed or exchanged. The Rights issued under the Rights Plan become exercisable only if a party acquires 20% or more of the Company's common shares without complying with the Rights Plan or without the approval of the Board of Directors of the Company.

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

8.	Supplemental Disclosure With Respect To Statements of Cash Flows

During the years ended 31 January 2008, 2007 and 2006, the Company entered into the following non-cash investing and financing activities:

	2008	2007	2006
Issued nil (2007 – 2,000,000; 2006 – 6,200,547)
shares to Cliffs pursuant to the Company’s
exercise of the Cliffs Option to purchase the Cliffs
Assets	$-	$6,160	$7,564
Issued promissory notes payable to Cliffs
pursuant to the Company’s exercise of the Cliffs
Option to purchase the Cliffs Assets	$-	$12,518	$2,400
Recorded an Asset Retirement Obligation and a
corresponding increase in Cliffs Assets pursuant
to the Company’s exercise of the Cliffs Option to
purchase the Cliffs Assets	$-	$911	$2,511
Transfer from contributed surplus to capital stock
on exercise of stock options	$212	$737	$98
Transfer from share subscriptions to share capital
on issuance of the related shares	$-	$-	$763
Capitalized accretion on the promissory note
payable to Cliffs	$398	$165	$21
Issued 150,000 (2007 – nil; 2006 – 852,915)
shares and 520,000 broker warrants for finders’
fees on private placements	$1,108	$-	$617
Changes in accounts payable and accrued
liabilities related to Investing Activities	$2,907	$-	$-

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2008, 2007 and 2006
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

9.	Related Party Transactions

In addition to transactions disclosed elsewhere in these financial statements, the Company has conducted transactions with officers, directors and persons or companies related to directors and paid or accrued amounts as follows:

	2008	2007	2006

Consulting fees paid to Directors of the Company
and rent and office charges paid to a company of
the which the president is a director	$143	$184	$103

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value, which is the amount of consideration established and agreed to by the related parties.

During the year ended 31 January 2008, the Company paid $63,000 (2007 - $62,000 and 2006 - $37,000) to Dr. Dreisinger for consulting fees primarily in connection with activities related to the processing / technical side of the NorthMet project and related expenses (the latter were supported by invoices and receipts). The consulting fees in 2008 were based on a monthly fee of Canadian $5,500 plus general sales tax.

During the year ended 31 January 2008, the Company paid $55,000 (2007 - $59,600 and 2006 - $41,000) to Mr. Swearingen for consulting fees primarily in connection with activities related to our agreements with Cliffs Erie L.L.C. and land tenure and related expenses (the latter were supported by invoices and receipts). The consulting fees in 2007 were based on a monthly fee of $5,000.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2008, 2007 and 2006
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

10.	Income Taxes

The Company’s provision for income taxes differs from the amounts computed by applying the combined Canadian federal and provincial income tax rates to the net loss as a result of the following:

	2008	2007
Provision for recovery of taxes at statutory rates	$(2,960)	$(6,105)
Tax benefit not recognized on current year losses	1,770	2,156
Differences in foreign tax rates	19	(426)
Non-deductible items and other	1,171	4,375

	$-	$-

Future income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's future tax assets as at 31 January 2008 are as follows:

	2008	2007
Non-capital loss carry forwards	$7,923	$5,916
Unutilized exploration expenses	6,617	8,422
Capital assets	(10)	(8)
Total future income tax assets	14,530	14,330
Less: valuation allowance	(14,530)	(14,330)

Net future income tax assets	$-	$-

The Company has income tax loss carry forwards of approximately $10.0 million in Canada, which may be used to reduce future income taxes otherwise payable and which expire in the years 2009 to 2028.

The Company has income tax loss carry forwards of approximately $13.8 million in the United States, which may be used to reduce future income taxes otherwise payable and which expire in the years 2009 to 2028. Virtually all of the unutilized exploration expenses are in the United States.

The tax benefit of the above noted tax assets have been offset by recognition of a valuation allowance in these financial statements.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2008, 2007 and 2006
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

11.	Segmented Information

The Company is in the feasibility stage of developing its mineral properties in the U.S. and provides for its financing and administrative functions at the head office located in Canada. Segmented information on a geographic basis is as follows:

2008	Canada	U.S.	Consolidated
Segment operating loss	$3,287	$403	$3,690
Identifiable assets	$20,359	$68,840	$89,199

2007
Segment operating loss	$8,824	$9,069	$17,893
Identifiable assets	$8,498	$40,233	$48,731

2006
Segment operating loss	$4,523	$11,406	$15,929
Identifiable assets	$11,653	$14,381	$26,034

12.	Investment

During the quarter ended 31 July 2007, the Company acquired, for cash, common shares of a publicly traded Canadian mining company whose primary business is the operation of a recently recommissioned base metal mine. This investment represents less than 5% of the public mining company’s outstanding common shares and was designated as available-for-sale and, as such, had been marked-to-market with the change in the fair value of the investment from acquisition to quarterly financial statements being recorded in Other Comprehensive Loss.

As at 31 January 2008, the Company has determined that the investment has had an other than temporary decline in value. This determination was based on, among other factors, a significant drop in market price for the investment company’s main product and a continued decline in the share price of the investment company. The initial acquisition cost of the investment was US$2,495,000 (C$2,618,000) and the fair value of the investment at 31 January 2008 was US$1,445,000 (C$1,440,000). As a result, the Company has recorded an investment loss of $1,050,000 in its income statement and reversed the amounts that had previously been recorded in Other Comprehensive Loss. The fair market value of the investment at 24 April 2008 was US$1,223,000 (C$1,240,000).

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2008, 2007 and 2006
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

13.	Contingent Liabilities and Commitments

a)

The Company has instituted a share bonus plan as part of its employment, management and consulting contracts for key management and project personnel. This bonus plan adds incentive for key personnel to reach certain prescribed milestones required to reach commercial production at the NorthMet Project. As at 31 January 2008, the Company had received shareholder approval of the Bonus Shares for Milestones 1 – 3 and regulatory approval for Milestones 1, 2 and 3. Milestone 4 is subject to disinterested shareholder and regulatory approval, which will be sought by the Company in 2008. To date 3,940,000 shares have been issued for the achievement of Milestones 1 and 3. The bonus shares allocated for Milestones 1 thru 4 are valued using the Company’s closing trading price on 28 May 2004 of CDN$0.75 per share, the date of the approval of the bonus plan by the disinterested shareholders.

The summary of the share bonus plan is as follows:

	Bonus Shares
Milestone 1	1,590,000	(i) issued
Milestone 2	1,300,000	(ii)
Milestone 3	2,350,000	(iii) issued
Milestone 4	3,640,000	(iv)

(i)

Milestone 1 –Completion of an agreement with Cliffs-Erie LLC for the option to purchase of Cliffs-Erie facility to be used as a part of mining and processing operations for the NorthMet Project. This milestone was achieved on 16 February 2004 and therefore, during the year ended 31 January 2005, the Company expensed a CDN$1,192,500 (US$873,000) bonus as consulting fees and allotted 1,590,000 shares. These shares were issued in March 2005.

(ii)

Milestone 2 – Negotiation and completion of an off-take agreement with a senior metals producer for the purchase of nickel-hydroxide produced from the NorthMet Project, and / or an equity investment in the Company by such a producer or producers.

(iii)

Milestone 3 –Completion of a “bankable feasibility study” which indicates that commercial production from the NorthMet Project is viable. This milestone was achieved on 25 September 2006 and therefore, during the year ended 31 January 2007, the Company expensed a C$1,762,500 ($1,289,000) bonus as consulting fees and allotted 2,350,000 shares. These shares were issued in October 2006.

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

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2008, 2007 and 2006
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

13.	Contingent Liabilities and Commitments - Continued

b)

As a part of certain employment and management contracts, the Company had agreed to severance allowances for key employees and management in the event of a take-over bid. These allowances were based upon the Company’s implied market capitalization at the time of the take-over bid, calculated by multiplying the number of shares outstanding on a fully diluted basis by the take-over bid price per share. These severance allowances have been terminated pursuant to oral or written amendments to these contracts and will be replaced by termination agreements representing up to three times the average annual compensation in the three years prior to change of control.

c)

Pursuant to the Company’s Asset Purchase Agreement with Cliffs (Note 4), for as long as Cliffs owns 1% or more of the Company’s issued shares, Cliffs will have the right to participate on a pro-rata basis in future cash equity financings. This agreement also includes a first right of refusal in favour of the Company should Cliffs wish to dispose of its interest.

d)

On 31 October 2006 the Company entered into an agreement with BNP Paribas Loan Services (“BNPP”) whereby BNPP will advise and assist PolyMet in all aspects of preparation for construction finance. As part of this agreement, BNPP was issued warrants to purchase 600,000 shares of the Company’s common stock at a price of US$4.00 per share at any time prior to 30 October 2010. The fair value of these warrants was $1,197,000. Further, upon delivering a bona fide offer of project financing, warrants to purchase an additional 500,000 shares of the Company at a price of US$4.00 per share at any time prior to 30 October 2010 will vest. As part of the agreement, PolyMet will also pay BNPP a monthly fee for its advice and assistance and pay the costs for BNPP’s independent engineers.

	e)	On 31 January 2008, the Company had outstanding commitments related to equipment, consultants and the environmental review process of $500,000.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2008, 2007 and 2006
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

14.	Differences Between Canadian and United States Generally Accepted Accounting Principles

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The U.S. Securities and Exchange Commission requires that financial statements of foreign registrants contain a reconciliation presenting the statements on the basis of accounting principles generally accepted in the U.S. Any differences in accounting principles as they pertain to the accompanying consolidated financial statements are not material except as follows:

	a)	Under Canadian GAAP, the Company capitalizes accretion relating to its asset retirement obligations to mineral property, plant and equipment. Under US GAAP, this amount is expensed.

The effects of the differences in accounting principles on accretion of asset retirement obligation on net loss and comprehensive loss are as follows:

	2008	2007	2006

Net Loss and Comprehensive Loss:

Net loss - Canadian GAAP basis	$3,690	$17,893	$15,929
Adjustment of accretion to asset retirement obligation	434	233	47

Net loss and comprehensive loss - U.S. GAAP basis	$4,124	$18,126	$15,976

Weighted average number of shares computed under U.S. GAAP	133,697,572	114,754,213	73,484,490

Loss per share following U.S. GAAP	$(0.03)	$(0.16)	$(0.22)

Shareholders’ Equity – Canadian GAAP basis	$69,151	$29,938	$19,387

Shareholders’ Equity – US.GAAP basis	$68,437	$29,658	$19,340

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2008, 2007 and 2006
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

14.	Differences Between Canadian and United States Generally Accepted Accounting Principles - Continued

	b)	Recent U.S. Accounting Pronouncements, which relate to the Company’s current operations are summarized as follows:

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”). This interpretation clarifies the recognition threshold and measurement of a tax position taken or expected to be taken on a tax return, and requires expanded disclosure with respect to the uncertainty in income taxes. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition. FIN 48 is effective for fiscal years beginning after 15 December 2006. The adoption of FIN 48 did not have a material effect on the Company’s financial condition or results of operations.

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

In a continuous disclosure review, the SEC determined that for US GAAP purposes it is generally not possible to treat as equity, warrants whose exercise price is denominated in a currency different from the functional currency of the entity. The SEC's view is that for US GAAP purposes such warrants are derivative instruments and should be recorded as liabilities and carried at fair value, with changes in fair value recorded in earnings. A recent meeting of the FASB considered the SEC’s view and the FASB have recommended that Companies be allowed to implement this accounting in a future year, as an accounting change. The Company intends to adopt this accounting in the period the FASB recommends and to treat the adjustments as an accounting change.

ITEM 18. FINANCIAL STATEMENTS

Not Applicable.

ITEM 19. EXHIBITS

Exhibit		Footnote
No.	Description	Ref.

1.1	Certificate of Incorporation.	(2)

1.2	Certificate of Change of Name.	(2)

1.3	Articles of Incorporation of PolyMet Mining Corp.	(2)

4.1	Incentive Stock Option Plan.	(2)

4.2	Shareholder Rights Plan Agreement.	(2)

4.3	Contract for Deed between us and Cleveland Cliffs, Ohio, dated November 15, 2005.	(2)

4.4	Contract for Deed between us and Cleveland Cliffs, Ohio, dated December 20, 2006	(1)

6.1	2007 PolyMet Omnibus Share Compensation Plan	*

8.1	List of Subsidiaries.	(2)

11.1	Code of Ethics	*

11.2	Statement of Corporate Governance Practices, including Audit Mandate and Charter.	(4)

12.1	Certification of Principal Executive Officer pursuant to 17 C.F.R. 240.13a-14(a).	*

12.2	Certification of Principal Financial Officer pursuant to 17 C.F.R. 240.13a-14(a).	*

13.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 17 C.F.R. 240.13a-14(b) and 18 U.S.C. 1350.	*

14.1	Amended and Restated Shareholder Rights Plan	*

15.1	Technical Report on NorthMet Project by P. Downey and Associates, dated July 2004	(5)

15.2	Subscription Agreement dated as of July 19, 2004, between us and certain investor(s).	(2)

15.3	Subscription Agreement dated as of February 11, 2005, between us and certain investor(s).	(2)

15.4	Subscription Agreement closing on August 29, 2005, between us and certain investor(s).	(2)

15.5	Subscription Agreement dated as of September 21, 2005, between us and certain investor(s).	(2)

15.6	Form of Canadian Subscription Agreement between us and certain investor (s).	(1)

15.7	Form of U.S. Subscription Agreement between us and certain investor(s).	(1)

15.8	Lease Agreement between us and U.S. Steel Corporation, dated January 4, 1989.	(2)

15.9	Notice of Assignment of the Lease Agreement from U.S. Steel Corporation to RGGS Land and Minerals, Ltd. L.P.	(2)

15.10	Nominating and Corporate Governance Committee Charter	*

15.11	Technical Report on NorthMet Project by P.J. Hunter C. Eng. CP dated October 2006	(6)

16.1	Audit Committee Mandate and Charter	*

Footnote
Ref.	Description

*	Filed herewith.

(1)	Incorporated by reference to our Annual Report on Form 20-F/A for the fiscal year ended January 31, 2007, filed on May 31 2007.

(2)	Incorporated by reference to our Annual Report on Form 20-F/A for the fiscal year ended January 31, 2006, filed on July 31 2006.

(3)	Incorporated by reference to our Annual Report on Form 20-F/A for the fiscal year ended January 31, 2004, filed on July 7, 2005.

(4)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended January 31, 2005, filed on July 25, 2005.

(5)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended January 31, 2004, filed on June 30, 2004.

(6)	Incorporated by reference to our Report on Form 6-K, filed on November 13, 2006.