Form 20-F/A
period 2008-01-31
POLYMET MINING CORP
filed 2008-08-28
CIK 866028

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F /A
(Amendment No. 1)

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

Commission file number 001-32929

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

2

EXPLANATORY STATEMENT

PolyMet Mining Corp.’s (the “Company”) Form 20-F for the year ended January 31, 2008 (the “Original Filing”) was filed with the Securities and Exchange Commission on April 30, 2008. This Amendment No. 1 is filed solely for the purposes of revising the Exhibit Index and filing certain exhibits that were inadvertently omitted from the Original Filing and updating the disclosure in Item 4A – UNRESOLVED STAFF COMMENTS. This Amendment No. 1 does not reflect events occurring after the filing of the Original Filing or modify or update those disclosures affected by subsequent events. Consequently, all other information is unchanged and reflects the disclosures made4 at the time of the filing of the Original Filing. With this Amendment No. 1, the principal executive officer and principal financial officer of the Company have reissued their certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act.

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

In a letter dated July 14, 2008 the SEC Staff requested that we amend our Form 20-F filing for the period ended January 31, 2008 to include a narrative discussion of the material terms of verbal agreements between us and Messrs. Dreisinger and Swearingen, two of our directors who have provided consulting services beyond their responsibilities as members of our Board. We will file an Amendment No. 2 to our Form 20-F for the period ended January 31, 2008 when we receive notice from the SEC that our proposed amendment, as further amended if necessary, satisfactorily addresses the SEC’s comments.

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

ITEM 18. FINANCIAL STATEMENTS

Not Applicable.

ITEM 19. EXHIBITS

Exhibit		Footnote
No.	Description	Ref.

1.1	Certificate of Incorporation.	(2)

1.2	Certificate of Change of Name.	(2)

1.3	Articles of Incorporation of PolyMet Mining Corp.	(2)

4.1	Incentive Stock Option Plan.	(2)

4.2	Shareholder Rights Plan Agreement.	(2)

4.3	Contract for Deed between us and Cleveland Cliffs, Ohio, dated November 15, 2005.	(2)

4.4	Contract for Deed between us and Cleveland Cliffs, Ohio, dated December 20, 2006	(1)

6.1	2007 PolyMet Omnibus Share Compensation Plan	(7)

8.1	List of Subsidiaries.	(2)

11.1	Code of Ethics	(7)

11.2	Statement of Corporate Governance Practices, including Audit Mandate and Charter.	(4)

12.1	Certification of Principal Executive Officer pursuant to 17 C.F.R. 240.13a-14(a).	*

12.2	Certification of Principal Financial Officer pursuant to 17 C.F.R. 240.13a-14(a).	*

13.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 17 C.F.R. 240.13a-14(b) and 18 U.S.C. 1350.	*

14.1	Amended and Restated Shareholder Rights Plan	(7)

15.1	Technical Report on NorthMet Project by P. Downey and Associates, dated July 2004	(5)

15.2	Subscription Agreement dated as of July 19, 2004, between us and certain investor(s).	(2)

15.3	Subscription Agreement dated as of February 11, 2005, between us and certain investor(s).	(2)

15.4	Subscription Agreement closing on August 29, 2005, between us and certain investor(s).	(2)

15.5	Subscription Agreement dated as of September 21, 2005, between us and certain investor(s).	(2)

15.6	Form of Canadian Subscription Agreement between us and certain investor (s).	(1)

15.7	Form of U.S. Subscription Agreement between us and certain investor(s).	(1)

15.8	Lease Agreement between us and U.S. Steel Corporation, dated January 4, 1989.	(2)

15.9	Notice of Assignment of the Lease Agreement from U.S. Steel Corporation to RGGS Land and Minerals, Ltd. L.P.	(2)

15.10	Nominating and Corporate Governance Committee Charter	(7)

15.11	Technical Report on NorthMet Project by P.J. Hunter C. Eng. CP dated October 2006	(6)

16.1	Audit Committee Mandate and Charter	(7)

17.1	Executive employment agreement with Mr. William Murray dated July 1, 2007 and amended January 25, 2008	*

17.2	Executive employment agreement with Mr. Douglas Newby dated July 1, 2007	*

17.3	Executive employment agreement with Mr. Joseph Scipioni dated July 1, 2007	*

17.4	Employment agreement with Mr. Niall Moore dated May 6, 2007 and amended January 25, 2008	*

Footnote
Ref.	Description

*	Filed herewith.

(1)	Incorporated by reference to our Annual Report on Form 20-F/A for the fiscal year ended January 31, 2007, filed on May 31 2007.

(2)	Incorporated by reference to our Annual Report on Form 20-F/A for the fiscal year ended January 31, 2006, filed on July 31 2006.

(3)	Incorporated by reference to our Annual Report on Form 20-F/A for the fiscal year ended January 31, 2004, filed on July 7, 2005.

(4)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended January 31, 2005, filed on July 25, 2005.

(5)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended January 31, 2004, filed on June 30, 2004.

(6)	Incorporated by reference to our Report on Form 6-K, filed on November 13, 2006.

(7)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended January 31, 2008, filed on April 30, 2008.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Amended Form 20-F and has duly caused and authorized the undersigned to sign this amended Annual Report on its behalf.

Dated: August 27, 2008
POLYMET MINING CORP.

/s/ Joseph Scipioni
Name: Joseph Scipioni
Title: Chief Executive Officer