Form 20-F/A
period 2008-01-31
POLYMET MINING CORP
filed 2009-04-17
CIK 866028

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
(Amendment No. 2)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ x ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 136,991,075

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.[ ] Yes[ x ] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 of 15(d) of the Securities Exchange Act of 1934.[ ] Yes[ x ] No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days. [ x ] Yes[ ]No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer [ ]	Accelerated filer [ x ]	Non-accelerated filer [ ]

Indicate by check mark which financial statement item the registrant has elected to follow:[ x ]Item 17[ ]Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).[ ] Yes[ x ] No

EXPLANATORY STATEMENT

PolyMet Mining Corp.’s (the “Company”) Form 20-F for the year ended January 31, 2008 (the “Original Filing”) was filed with the Securities and Exchange Commission on April 30, 2008. Amendment No. 1 was filed on August 28, 2008, solely for the purposes of revising the Exhibit Index and filing certain exhibits that were inadvertently omitted from the Original Filing and updating the disclosure in Item 4A –UNRESOLVED STAFF COMMENTS. Amendment No. 2 is solely for the purpose of updating Item 15 to disclose the hiring of a Group Controller and to increase the Company’s disclosure in Item 7B and in note 9 to the consolidated financial statements. This Amendment No. 2 does not reflect events occurring after the filing of the Original Filing or modify or update those disclosures affected by subsequent events. Consequently, all other information is unchanged and reflects the disclosures made at the time of the filing of the Original Filing. With this Amendment No. 2, the principal executive officer and principal financial officer of the Company have reissued their certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act.

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

  general economic and business conditions, including changes in interest rates;
  prices of natural resources, costs associated with mineral exploration and development, and other economic conditions;
  natural phenomena;
  actions by government authorities, including changes in government regulation;
  uncertainties associated with legal proceedings;
  changes in the resources market;
  future decisions by management in response to changing conditions;
  our ability to execute prospective business plans, and
  misjudgments in the course of preparing forward-looking statements.

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

Selected Financial Data
(US$ in 000’s, except loss per share and weighted average shares)

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	1/31/08	1/31/07	1/31/06	1/31/05	1/31/04
Revenue	$–	$–	$–	$–	$–
Income (loss) from Operations	$–	$–	$–	$–	$–
Net Loss	$(3,690)	$(17,893)	$(15,929)	$(4,416)	$(147)
US GAAP Net Loss[1]	$(4,124)	$(18,126)	$(15,976)	$(4,416)	$(147)
Loss Per Share	$(0.03)	$(0.16)	$(0.22)	$(0.09)	$–
US GAAP Loss Per Share	$(0.03)	$(0.16)	$(0.22)	$(0.08)	$–
Diluted Net Loss Per Share	$(0.03)	$(0.16)	$(0.22)	$(0.09)	$–
Dividends Per Share	$–	$–	$–	$–	$–
Weighted Average Shares	133,697,572	114,754,213	73,484,490	51,946,290	32,452,000
Working Capital	$16,558	$5,240	$9,070	$1,274	$424
Total Assets	$89,199	$48,731	$26,034	$2,350	$1,025
US GAAP Total Assets[2]	$88,485	$48,451	$25,987	$2,350	$1,025
Long-Term Debt	$10,834	$11,853	$1,420	$–	$–
Shareholders’ Equity	$69,151	$29,938	$19,387	$2,019	$926
US GAAP Shareholders’ Equity[1]	$68,437	$29,658	$19,340	$2,019	$926
Capital Stock	$104,615	$72,923	$46,009	$19,027	$15,232
US GAAP Mineral Properties[1]	$64,052	$37,776	$14,178	$–	$–

1	Under Canadian GAAP, the Company capitalizes accretion relating to asset retirement obligations. Under US GAAP, this amount is expensed.

Unless otherwise indicated, all monetary amounts in this Annual Report are expressed in United States dollars, the Company’s reporting currency.

D.	Risk Factors

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

Mineral Resources and Reserves

Within the overall mineralized envelope defined by these exploration programs, the 2006 DFS defined measured and indicated mineral resources above the 500-foot elevation (approximately 1,120 feet below surface.) On August 9, 2007 we reported that measured and indicated mineral resources at the NorthMet Project had increased by 51% to 638 million short tons from the 422 million short tons reported in the DFS. The revised mineral resource estimates are based on the same cut-off grades used in the DFS –namely a Net Metal Value (“NMV”) of US$7.42 per ton, reflecting mine planning at a copper price of US$1.25 per pound and a nickel price of US$5.60 per pound – see notes to the following table.

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

DFS Base Case Price and Operating Assumptions and Key Production Numbers

	Assumptions		Average of First Five Years

		Metal		Contribution	Cash costs		Sensitivity
	Base Case	Recovery	Production	to net revenue	co-product	by product	Δ Price	Δ EBITDA
	$/lb or oz	%	mmlbs or oz	%	$/lb or $/oz	$/lb or $/oz	$/lb or $/oz	$'000

Copper lb	2.25	92.3%	72.058	51.8%	0.81	0.06	0.10	6,990
Nickel lb	7.80	70.3%	15.401	30.7%	2.84	(1.46)	0.10	1,195
Cobalt lb	16.34	40.7%	0.727	3.0%	6.67	n/a	0.10	56
Palladium oz	274	75.2%	75,995	6.3%	113	n/a	10	737
Platinum oz	1,040	72.7%	20,531	6.8%	477	n/a	10	199
Gold oz	540	67.0%	9,459	1.6%	239	n/a	10	92
Total precious oz			105,984	14.6%		n/a	10	1,028

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

DFS Economic Projections on a Range of Metal Price Assumptions

			Price Assumptions
		Average
		July 2006	Main Cases		Sensitivity

			Base Case	Low Case
			3-year trailing plus
			2-year forward		Base -10%	Base +10%

Metal Prices
Copper	$ /lb	3.50	2.25	1.50	2.03	2.48
Nickel	$ /lb	12.06	7.80	6.50	7.02	8.58
Cobalt	$ /lb	14.52	16.34	15.25	14.71	17.97
Palladium	$ /oz	322	274	225	247	301
Platinum	$ /oz	1,241	1,040	900	936	1,144
Gold	$ /oz	634	540	450	486	594
Financial Summary
Pre-tax
IRR	%	n/a	34.2%	17.4%	28.2%	40.9%
PV discounted at 5%	$ '000	n/a	1,210,792	450,643	908,842	1,522,091
PV discounted at 7.5%	$ '000	n/a	910,978	298,807	668,940	1,162,218
Post-tax
IRR	%	n/a	26.7%	13.4%	21.9%	31.9%
PV discounted at 5%	$ '000	n/a	873,022	295,515	644,220	1,109,633
PV discounted at 7.5%	$ '000	n/a	595,358	161,924	424,674	773,362
First 5 years:
Average gross revenue	$ '000	504,438	341,417	259,111	307,275	375,559
Average net revenue	$ '000	440,257	303,147	228,067	273,310	332,908
Average EBITDA	$ '000	312,382	175,273	100,193	145,435	205,033

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

None.

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

On February 19, 2008 we appointed Frank Sims and Joseph (Joe) Scipioni to our Board.

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

	NorthMet	Head Office
	Project in
2008	U.S.		Consolidated
Segment operating loss	$403	$3,287	$3,690
Mineral property, plant and equipment	$64,914	$105	$65,019
Other assets	$3,926	$20,254	$24,180
Identifiable assets	$68,840	$20,359	$89,199
2007
Segment operating loss	$9,069	$8,824	$17,893
Mineral property, plant and equipment	$38,056	$110	$38,166
Other assets	$2,177	$8,388	$10,565
Identifiable assets	$40,233	$8,498	$48,731
2006
Segment operating loss	$11,406	$4,523	15,929
Mineral property, plant and equipment	$14,225	$22	14,247
Other assets	$156	$11,631	11,787
Identifiable assets	$14,381	$11,653	26,034

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

Cash provided by financing activities for the year ended January 31, 2008 was $37.533 million compared with $13.625 million in the prior year. The current year activity was primarily due to the private placement which closed in April and $2.000 million of scheduled repayment of debt (prior year period - $1.250 million) and deferred financing costs of $293,000 relating to BNPP (prior year period - $200,000). In the year ended January 31, 2007 option and warrant exercises provided cash of $15.075 million (current year -$303,000).

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

As at January 31, 2008 we had working capital of $16.558 million compared with $5.240 million at January 31, 2007 consisting primarily of cash of $20.084 million (January 31, 2007 - $8.897 million), prepaids of $793,000 (January 31, 2007 - $210,000) investments of $1.445 million (January 31, 2007 - $nil) accounts payable and accrued liabilities of $4.266 million (January 31, 2007 - $1.518 million) and the current portion of the notes to Cliffs of $1.401 million (January 31, 2007 - $2.000 million). We expect to pay the remaining balance of $10.834 million (January 31, 2007 - $11.853 million) long term notes to Cliffs from working capital, additional financing and funds from operations once commercial production has commenced. Our cash is primarily held in deposits and bearer deposits of a major Canadian bank and does not include any exposure to asset-backed commercial paper.

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

The following is a list of the names and ages of our directors and executive officers:

Name	Age	Position

William Murray	59	Executive Chairman
Joseph Scipioni	54	Director, President, and Chief Executive Officer
Douglas J. Newby	49	Chief Financial Officer
Niall Moore	46	Corporate Secretary and Group Controller
William Corneliuson	65	Director
David Dreisinger	50	Director
W. Ian L. Forrest	69	Director
George Molyviatis	45	Director
Frank Sims	57	Director
James Swearingen	65	Director

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

During the fiscal year ended January 31, 2008, we had three Named Executive Officers (“NEOs”) (for the purposes of applicable securities legislation), namely:

(a)	William Murray, President and Chief Executive Officer;

(b)	Douglas Newby, Chief Financial Officer; and

(c)	Joseph Scipioni, Chief Operating Officer

The following table sets forth, for the periods indicated, the compensation of the NEOs.

			Annual Compensation		Long Term Compensation
					Awards		Payouts
					Securities
					Under	Shares
					Options/	Subject to
				Other Annual	SARs	Resale	LTIP	All Other
Named Executive Officer and	Year	Salary	Bonus	Compensation	Granted	Restrictions	Payouts	Compensation
Principal Position	(1)	(US$)	(US$) (1)	(US$)(3)	(#)	(US$) (2)	(US$) (2)	(US$)(4)

William Murray	2008	252,948(5)	nil	147,913	nil	nil	nil	nil
President	2007	232,610(5)	274,388	nil	450,000	nil	532,852	nil
	2006	179,280(5)	nil	nil	300,000	nil	229,708	nil

Douglas Newby	2008	187,167	nil	150,000	nil	nil	nil	nil
Chief Financial Officer	2007	162,750	109,755	nil	500,000	nil	592,058	nil
	2006	18,750	nil	nil	350,000(6)	nil	240,858	nil

Joseph Scipioni	2008	175,667	nil	50,000	250,000	nil	334,000	nil
Chief Operating Officer	2007	84,000	nil	nil	500,000	nil	561,992	nil
	2006	nil	nil	nil	nil	nil	nil	nil

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

(5) Comprising of management fees payable to Group 4 in the amount of CDN $17,000 per month and management fees paid to William Murray in the amount of CDN $5,000 per month. Effective 1 July 2007, Mr. Murray’s employment agreement was adjusted to include, as salary, amounts formerly paid to Group 4 as management fees and the contract with Group 4 was terminated.

(6) 250,000 of these options are held in the name of Proteus Capital Corp. a non-reporting company owned by Douglas Newby.

Option/SAR Grants During the Most Recently Completed Financial Year

NEO Name	Securities Under Options/ SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price (CDN$/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant (CDN$/Security)	Expiration Date
W. Murray	Nil	Nil	Nil	Nil	Nil
D. Newby	Nil	Nil	Nil	Nil	Nil
J. Scipioni	250,000	9.31%	2.92 USD	$334,000	March 12, 2012

Aggregate Option/SAR Exercises During the Most Recently Completed Financial Year and

Financial Year-End Option/SAR Values”

NEO Name	Securities Acquired on Exercise	Aggregate Value Realized (CDN $)(2)	Unexercised Options/SARs at Jan. 31, 2008 (#) Exercisable/ Unexercisable	Value of Unexercised in- the- money(1) Options/SARs at Jan. 31, 2008 (CDN $) Exercisable/ Unexercisable
W. Murray	Nil	Nil	850,000/0	$644,000/0
D. Newby	Nil	Nil	850,000/0	$561,800/$0
J. Scipioni	Nil	Nil	750,000/0	$0/$0

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

		Percent of
Name and Address of	Amount and Nature of	Outstanding Shares
Beneficial Owner (1)	Beneficial Ownership	of Common Stock
William Murray (2)	2,647,276	1.9%
Douglas J. Newby (3)	1,050,000
Joseph Scipioni (4)	850,000	*
Niall Moore (5)	450,000	*
David Dreisinger (6)	1,126,300	*
W. Ian L. Forrest (7)	2,153,000	1.5%
George Molyviatis (8)	8,584,920	6.2%
James Swearingen (9)	400,000	*
William D. Corneliuson (10)	760,000	*
Frank Sims (11)	400,000	*

All executive officers and directors as	18,421,496	13.4%
a group (10 persons) (12)

5% or more shareholders:
Cleveland-Cliffs, Inc. (13)	9,200,547	6.7%
1100 Superior Avenue
Cleveland, OH 44114-2589

*	Less than 1%.

1.	The address of each person, unless otherwise noted, is c/o PolyMet Mining Corp., Suite 1003- 1177 West Hastings Street, Vancouver, British Columbia V6E 2K3.

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

4.

Includes 200,000 common shares issuable upon exercise of currently exercisable options, at an exercise price of CDN$2.97 per share set to expire on June 19, 2011, 300,000 common shares issuable upon exercise of currently non-exercisable options, at an exercise price of CDN$3.30 per share set to expire on January 5, 2012, 250,000 common shares issuable upon exercise of currently non-exercisable options, at an exercise price of USD$2.92 per share set to expire on March 12, 2012 and 100,000 common shares issuable upon exercise of currently non-exercisable options, at an exercise price of USD$2.72 per share set to expire on February 15, 2014 held in Mr. Scipioni’s name.

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

B. Related Party Transactions

The Company has conducted transactions with officers, directors and persons or companies related to directors and paid or accrued amounts as follows:

	2008	2007	2006

Consulting fees paid to David Dreisinger, a	$63	$62	$37
Director of the Company
Consulting fees paid to James Swearingen, a	55	60	41
Director of the Company
Management fees paid to Group 4 Ventures, an	81	180	129
affiliate controlled by the Executive Chairman of
the Company
Rent and office charges paid to Baja Mining Corp.,	25	62	25
a company of which the Executive Chairman was
a director
	$224	$364	$232

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value, which is the amount of consideration established and agreed to by the related parties.

During the year ended 31 January 2008, the Company paid $63,000 (2007 - $62,000 and 2006 - $37,000) to Dr. Dreisinger for consulting fees primarily in connection with activities related to the processing / technical side of the NorthMet project and related expenses (the latter were supported by invoices and receipts). The consulting fees were based on a monthly fee of Canadian $5,500 plus general sales tax. Throughout the term of his engagement, Dr. Dreisinger has conducted in-person and telephonic meetings with Mr. William Murray, the Company’s Executive Chairman and formally its President and Chief Executive Officer, and other members of management at which he provided both verbal and written updates on the status of test work and made recommendations for future activities. These meetings occurred approximately every two to three weeks for the past five years.

During the year ended 31 January 2008, the Company paid $55,000 (2007 - $59,600 and 2006 - $41,000) to Mr. Swearingen for consulting fees primarily in connection with activities related to our agreements with Cliffs Erie L.L.C. and land tenure and related expenses (the latter were supported by invoices and receipts). The consulting fees were based on a monthly fee of $5,000. Mr. Swearingen spent a significant amount of time in our Hoyt Lakes office reporting to both Mr. Murray and Mr. Warren Hudelson, our senior officer at that site, on a regular basis until Mr. Joe Scipioni joined the Company. He then reported to Mr. Scipioni, who at the time, was PolyMet’s General Manager and Chief Operating Officer.

The agreements with Dr. Dreisinger and Mr. Swearingen were entered into at a time when the Company’s current business plans were being formulated and were month to month and oral in nature. Each agreement was approved by Mr. William Murray. They were discussed with the Company’s board of directors who did not consider that formal approval and written contracts were necessary at that time. The Company believes that both of these contracts were at terms as least as good as could be obtained from third parties. The agreement with Mr. Swearingen was terminated effective January 1, 2008.

During the year ended 31 January 2008, the Company paid $81,000 (2007 - $180,000 and 2006 -$129,000) to Group 4 Ventures (“Group 4”) for the provision of consulting services of Mr. Murray, at a fixed monthly rate in accordance with a written contract. These amounts were in addition to the salary paid to him during the year ended 31 January 2008 of $172,000 (2007 - $53,000 and 2006 - $50,000). Effective 1 July 2007, Mr. Murray’s employment agreement was adjusted to include, as salary, the amounts formerly paid to Group 4 Ventures as consulting fees and the contract with Group 4 was terminated.

During the year ended 31 January 2008, the Company paid $25,000 (2007 - $62,000 and 2006 - $25,000) to Baja Mining Corp. (“Baja”) primarily for rent and office costs, including health insurance plan costs. The agreement between Baja and the Company was oral in nature. Mr. Murray ceased being a Director of Baja in June 2008. Effective 1 February, 2007, the Company occupied its own premises and ceased paying rent to Baja. Effective 1 September, 2008, the Company ceased paying the remaining costs to Baja.

The Company believes that the contracts with Group 4 and Baja were at terms that were fair to the parties involved.

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

During the year ended January 31, 2007, the Company hired a Group Controller who was formerly an audit partner at a large international chartered accountant firm. He has extensive experience working with SEC Foreign Private Issuers.

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

- See Accompanying Notes -

PolyMet Mining Corp.
(a development stage company)
Consolidated Statements of Changes in Shareholders’ Equity

All figures in Thousands of U.S. Dollars, except for Shares	Common Shares (Note 7)
	Authorized			Share Subscriptions
	Shares	Shares	Amount	Received	Contributed Surplus	Deficit	Total
Balance - 31 January 2005 - Shares issued	Unlimited	55,313,653	18,128	763	1,006	(18,777)	1,120
Shares allotted for exercise of warrants	-	224,925	26	-	-	-	26
Shares allotted for bonus	-	1,590,000	873	-	-	-	873
Balance – 31 January 2005 - Shares issued and allotted
(issued in fiscal 2006)	Unlimited	57,128,578	19,027	763	1,006	(18,777)	2,019
Loss for the year	-	-	-	-	-	(15,929)	(15,929)
Shares issued for cash:
Private placements	-	28,494,653	17,302	(763)	3,653	-	20,192
Share issuance costs	-	-	(1,475)	-	-	-	(1,475)
Exercise of warrants	-	5,700,628	3,296	-	-	-	3,296
Exercise of options	-	1,795,852	197	-	-	-	197
Shares issued for finders’ fee	-	852,915	617	-	-	-	617
Non-cash share issuance costs	-	-	(617)	-	-	-	(617)
Shares issued for property	-	6,200,547	7,564	-	-	-	7,564
Stock-based compensation	-	-	-	-	3,523	-	3,523
Fair value of stock options exercised	-	-	98	-	(98)	-	-
Balance – 31 January 2006	Unlimited	100,173,173	46,009	-	8,084	(34,706)	19,387
Loss for the year	-	-	-	-	-	(17,893)	(17,893)
Issuance of shares for bonus (Note 13)	-	2,350,000	1,289	-	-	-	1,289
Shares issued for cash:
Exercise of warrants	-	14,662,703	17,963	-	(3,653)	-	14,310
Exercise of options	-	2,193,000	765	-	-	-	765
Shares issued for property (Note 4)	-	2,000,000	6,160	-	-	-	6,160
Stock-based compensation	-	-	-	-	4,723	-	4,723
Warrants issued for deferred financing costs	-	-	-	-	1,197	-	1,197
Fair value of stock options exercised	-	-	737	-	(737)	-	-
Balance – 31 January 2007	Unlimited	121,378,876	$72,923	$-	$9,614	$(52,599)	$29,938
Loss for the year	-	-	-	-	-	(3,690)	(3,690)
Shares and warrants issued:
Exercise of options	-	462,200	303	-	-	-	303
Fair value of stock options exercised	-	-	212	-	(212)	-	-
Private placement, finders’ fees and issuance costs	-	15,149,999	31,177	-	8,346	-	39,523
Stock-based compensation	-	-	-	-	3,077	-	3,077
Balance – 31 January 2008	Unlimited	136,991,075	$104,615	$-	$20,825	$(56,289)	$69,151

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

  2 million shares of PolyMet, paid at closing;

  $1 million in cash, paid at closing;

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

During the year ended 31 January 2008 the company issued the following shares for cash:

i)

On 17 April 2007, the Company closed a non-brokered private placement financing of 15 million units at US$2.75 per unit, with each unit comprising one common share and one-half of one warrant (for accounting purposes, the value of the units was bifurcated between the common shares and the warrants). Each whole warrant is exercisable into a common share at a price of US$4.00 at any time until 13 October 2008, subject to an early trigger if the 20- day volume weighted average price of the common shares is US$6.00 or more. In connection with the private placement, the Company has paid finders’ fees totalling US$1.43 million in cash, 150,000 shares and 520,000 broker warrants having the same terms as the warrants described above, and

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

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2008, 2007 and 2006
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

9.	Related Party Transactions

The Company has conducted transactions with officers, directors and persons or companies related to directors and paid or accrued amounts as follows:

	2008	2007	2006

Consulting fees paid to David Dreisinger, a	$63	$62	$37
Director of the Company
Consulting fees paid to James Swearingen, a	55	60	41
Director of the Company
Management fees paid to Group 4 Ventures, an	81	180	129
affiliate controlled by the Executive Chairman of
the Company
Rent and office charges paid to Baja Mining	25	62	25
Corp., a company of which the Executive
Chairman was a director
	$224	$364	$232

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value, which is the amount of consideration established and agreed to by the related parties.

During the year ended 31 January 2008, the Company paid $63,000 (2007 - $62,000 and 2006 -$37,000) to Dr. Dreisinger for consulting fees primarily in connection with activities related to the processing / technical side of the NorthMet project and related expenses (the latter were supported by invoices and receipts). The consulting fees were based on a monthly fee of Canadian $5,500 plus general sales tax. Throughout the term of his engagement, Dr. Dreisinger has conducted in-person and telephonic meetings with Mr. William Murray, the Company’s Executive Chairman and formally its President and Chief Executive Officer, and other members of management at which he provided both verbal and written updates on the status of test work and made recommendations for future activities. These meetings occurred approximately every two to three weeks for the past five years.

During the year ended 31 January 2008, the Company paid $55,000 (2007 - $59,600 and 2006 -$41,000) to Mr. Swearingen for consulting fees primarily in connection with activities related to our agreements with Cliffs Erie L.L.C. and land tenure and related expenses (the latter were supported by invoices and receipts). The consulting fees were based on a monthly fee of $5,000. Mr. Swearingen spent a significant amount of time in our Hoyt Lakes office reporting to both Mr. Murray and Mr. Warren Hudelson, our senior officer at that site, on a regular basis until Mr. Joe Scipioni joined the Company. He then reported to Mr. Scipioni, who at the time, was PolyMet’s General Manager and Chief Operating Officer.

The agreements with Dr. Dreisinger and Mr. Swearingen were entered into at a time when the Company’s current business plans were being formulated and were month to month and oral in nature. Each agreement was approved by Mr. William Murray. They were discussed with the Company’s board of directors who did not consider that formal approval and written contracts were necessary at that time. The Company believes that both of these contracts were at terms as least as

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2008, 2007 and 2006
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

9.	Related Party Transactions - Continued

good as could be obtained from third parties. The agreement with Mr. Swearingen was terminated effective January 1, 2008.

During the year ended 31 January 2008, the Company paid $81,000 (2007 - $180,000 and 2006 -$129,000) to Group 4 Ventures (“Group 4”) for the provision of consulting services of Mr. Murray, at a fixed monthly rate in accordance with a written contract. These amounts were in addition to the salary paid to him during the year ended 31 January 2008 of $172,000 (2007 - $53,000 and 2006 -$50,000). Effective 1 July 2007, Mr. Murray’s employment agreement was adjusted to include, as salary, the amounts formerly paid to Group 4 Ventures as consulting fees and the contract with Group 4 was terminated.

During the year ended 31 January 2008, the Company paid $25,000 (2007 - $62,000 and 2006 -$25,000) to Baja Mining Corp. (“Baja”) primarily for rent and office costs, including health insurance plan costs. The agreement between Baja and the Company was oral in nature. Mr. Murray ceased being a Director of Baja in June 2008. Effective 1 February, 2007, the Company occupied its own premises and ceased paying rent to Baja. Effective 1 September, 2008, the Company ceased paying the remaining costs to Baja.

The Company believes that the contracts with Group 4 and Baja were at terms that were fair to the parties involved.

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

ITEM 18. FINANCIAL STATEMENTS

Not Applicable.

ITEM 19. EXHIBITS

Exhibit		Footnote
No.	Description	Ref.
1.1	Certificate of Incorporation.	(2)
1.2	Certificate of Change of Name.	(2)
1.3	Articles of Incorporation of PolyMet Mining Corp.	(2)
4.1	Incentive Stock Option Plan.	(2)
4.2	Shareholder Rights Plan Agreement.	(2)
4.3	Contract for Deed between us and Cleveland Cliffs, Ohio, dated November 15, 2005.	(2)
4.4	Contract for Deed between us and Cleveland Cliffs, Ohio, dated December 20, 2006	(1)
6.1	2007 PolyMet Omnibus Share Compensation Plan	(7)
8.1	List of Subsidiaries.	(2)
11.1	Code of Ethics.	(3)
11.2	Statement of Corporate Governance Practices, including Audit Mandate and Charter.	(4)
12.1	Certification of Principal Executive Officer pursuant to 17 C.F.R. 240.13a-14(a).	*
12.2	Certification of Principal Financial Officer pursuant to 17 C.F.R. 240.13a-14(a).	*
13.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 17 C.F.R. 240.13a-14(b) and 18 U.S.C. 1350.	*
14.1	Amended and Restated Shareholder Rights Plan	(7)
15.1	Technical Report on NorthMet Project by P. Downey and Associates, dated July 2004	(5)
15.2	Subscription Agreement dated as of July 19, 2004, between us and certain investor(s).	(2)
15.3	Subscription Agreement dated as of February 11, 2005, between us and certain investor(s).	(2)
15.4	Subscription Agreement closing on August 29, 2005, between us and certain investor(s).	(2)
15.5	Subscription Agreement dated as of September 21, 2005, between us and certain investor(s).	(2)
15.6	Form of Canadian Subscription Agreement between us and certain investor (s).	(1)
15.7	Form of U.S. Subscription Agreement between us and certain investor(s).	(1)
15.8	Lease Agreement between us and U.S. Steel Corporation, dated January 4, 1989.	(2)

15.9	Notice of Assignment of the Lease Agreement from U.S. Steel Corporation to RGGS Land and Minerals, Ltd. L.P.	(2)
15.10	Nominating and Corporate Governance Committee Charter	(7)
15.11	Technical Report on NorthMet Project by P.J. Hunter C. Eng. CP dated October 2006	(6)
16.1	Audit Committee Charter	(7)
17.1	Executive employment agreement with Mr. William Murray dated July 1, 2007 and amended January 25, 2008	(7)
17.2	Executive employment agreement with Mr. Douglas Newby dated July 1, 2007	(7)
17.3	Executive employment agreement with Mr. Joseph Scipioni dated July 1, 2007	(7)
17.4	Employment agreement with Mr. Niall Moore dated May 6, 2007 and amended January 25, 2008	(7)

Footnote
Ref.	Description
*	Filed herewith.
(1)	Incorporated by reference to our Annual Report on Form 20-F/A for the fiscal year ended January 31, 2007, filed on May 31 2007.
(2)	Incorporated by reference to our Annual Report on Form 20-F/A for the fiscal year ended January 31, 2006, filed on July 31 2006.
(3)	Incorporated by reference to our Annual Report on Form 20-F/A for the fiscal year ended January 31, 2004, filed on July 7, 2005.
(4)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended January 31, 2005, filed on July 25, 2005.
(5)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended January 31, 2004, filed on June 30, 2004.
(6)	Incorporated by reference to our Report on Form 6-K, filed on November 13, 2006.
(7)	Incorporated by reference to our Annual Report on Form-20-F/A for the fiscal year ended January 31, 2008, filed on August 27, 2008.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Amended Form 20-F and has duly caused and authorized the undersigned to sign this amended Annual Report on its behalf.

Dated: April 17, 2009
POLYMET MINING CORP.

/s/ Joseph Scipioni
Name: Joseph Scipioni
Title: Chief Executive Officer