Form 20-F
period 2009-01-31
POLYMET MINING CORP
filed 2009-04-30
CIK 866028

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2009

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[   ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number:  001-32929

POLYMET MINING CORP.
(Formerly Fleck Resources Ltd.)
(Exact name of Registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 1003 – 1177 West Hastings St., Vancouver, British Columbia V6E 2K3
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Common Shares, without par value
(Title of Class)

Name of each exchange on which registered

New York Stock Exchange Amex
Toronto Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of
the period covered by the annual report.                137,303,875

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
to file such reports), and (2) has been subject to such filing requirements for the past ninety days. [X] Yes    [   ] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.
See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer [ ]	Accelerated filer [X]	Non-accelerated filer [ ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued	Other [X]
by the International Accounting Standards Board [ ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in
Rule 12b-2 of the Exchange Act) [   ] Yes   [X] No

Financial Statements:

i

This Annual Report on Form 20-F contains statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 as amended and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements appear in a number of different places in this Annual Report and can be identified by words such as "expects", “anticipates”, "believes", "intends", "estimates", “potential”, “possible”, "projects", "plans", and similar expressions, or statements that events, conditions or results “will”, “may”, “could”, or “should” occur or be achieved or their negatives or other comparable words. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may expressed or implied by such forward-looking statements. The statements, including the statements contained in Item 3D “Risk Factors”, Item 4B “Business Overview”, Item 5 “Operating and Financial Review and Prospects” and Item 11 “Quantitative and Qualitative Disclosures About Market Risk”, are inherently subject to a variety of risks and uncertainties that could cause actual results, performance or achievements to differ significantly. Forward-looking statements include statements regarding the outlook for our future operations, plans and timing for our exploration and development programs, statements about future market conditions, supply and demand conditions, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact. You are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties. Our actual results may differ materially from those in the forward-looking statements due to risks facing us or due to actual facts differing from the assumptions underlying our predictions. Some of these risks and assumptions include:

-	general economic and business conditions, including changes in interest rates and exchange rates;
-	prices of natural resources, costs associated with mineral exploration and development, and other economic conditions;
-	natural phenomena;
-	actions by government authorities, including changes in government regulation;
-	uncertainties associated with legal proceedings;
-	changes in the resources market;
-	future decisions by management in response to changing conditions;
-	our ability to execute prospective business plans, and
-	misjudgments in the course of preparing forward-looking statements.

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

Selected Financial Data
(US$ in 000’s, except loss per share and weighted average shares)

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	1/31/09	1/31/08	1/31/07	1/31/06	1/31/05
Revenue	$ –	$ –	$ –	$ –	$ –
Income (loss) from Operations	$ –	$ –	$ –	$ –	$ –
Net Loss	$ (4,536)	$ (3,690)	$ (17,893)	$ (15,929)	$ (4,416)
US GAAP Net Loss[1]	$ (4,979)	$ (4,124)	$ (18,126)	$ (15,976)	$ (4,416)
Loss Per Share	$ (0.03)	$ (0.03)	$ (0.16)	$ (0.22)	$ (0.09)
US GAAP Loss Per Share	$ (0.04)	$ (0.03)	$ (0.16)	$ (0.22)	$ (0.08)
Diluted Net Loss Per Share	$ (0.03)	$ (0.03)	$ (0.16)	$ (0.22)	$ (0.09)
Dividends Per Share	$ –	$ –	$ –	$ –	$ –
Weighted Average Shares	137,187,927	133,697,572	114,754,213	73,484,490	51,946,290
Working Capital	$ 3,582	$ 16,558	$ 5,240	$ 9,070	$ 1,274
Total Assets	$ 102,756	$ 89,199	$ 48,731	$ 26,034	$ 2,350
US GAAP Total Assets[1]	$ 101,599	$ 88,485	$ 48,451	$ 25,987	$ 2,350
Long-Term and Convertible	$ 24,006	$ 10,834	$ 11,853	$ 1,420	$ –
Debt
US GAAP Long-Term and	$ 24,256	$ 10,834	$ 11,853	$ 1,420	$ –
Convertible Debt[2]
Shareholders’ Equity	$ 71,492	$ 69,151	$ 29,938	$ 19,387	$ 2,019
US GAAP Shareholders’	$ 70,085	$ 68,437	$ 29,658	$ 19,340	$ 2,019
Equity[1,2]
Capital Stock	$ 104,768	$ 104,615	$ 72,923	$ 46,009	$ 19,027
US GAAP Mineral Properties[1]	$ 91,707	$ 64,052	$ 37,776	$ 14,178	$ –

1	Under Canadian GAAP, the Company capitalizes accretion relating to asset retirement obligations. Under US GAAP, this amount is expensed.

2	Under Canadian GAAP, the Company includes the fair value of the conversion ability as shareholders’ equity. Under US GAAP, this amount is included in convertible debt.

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

There is no assurance that any of our mineral resources, not currently classified as mineral reserves, will ever be classified as mineral reserves under the disclosure standards of the SEC.

Item 4.D of this Annual Report discusses our mineral resources in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). Resources are classified as “measured resources”, “indicated resources” and “inferred resources” under NI 43-101. However, U.S. investors are cautioned that the SEC does not recognize these resource classifications. There is no assurance that any of our mineral resources, not currently classified as mineral reserves, will be converted into mineral reserves under the disclosure standards of the SEC.

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

As a development stage company with no holdings in any producing mines, we continue to incur losses and expect to incur losses in the future. As of January 31, 2009, we had an accumulated deficit of $60,825,000. We may not be able to achieve or sustain profitability in the future. If we do not begin to generate revenues or find alternate sources of capital, we may either have to suspend or cease operations.

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

We may be subject to risks relating to the global economy.

Recent market events and conditions, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions could impede our access to capital or increase the cost of capital. In 2007 and into 2008, the U.S. credit markets began to experience serious disruption due to, among other things, deterioration in residential property values, defaults and delinquencies in the residential mortgage market and a decline in the credit quality of mortgage backed securities. These problems led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions worsened in 2008 and are continuing in 2009, causing a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by the U.S. and foreign governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. In addition, general economic indicators have deteriorated, including declining consumer sentiment, increased unemployment and declining economic growth and uncertainty about corporate earnings.

These unprecedented disruptions in the current credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies. These disruptions could, among other things, make it more difficult us to obtain, or increase its cost of obtaining capital and financing for its operations. Our access to additional capital may not be available on terms acceptable to it or at all.

We are also exposed to liquidity risks in meeting its operating and capital expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact our ability to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to us. If these increased levels of volatility and market turmoil continue, our operations could be adversely affected and the trading price of our shares could be adversely affected. As a result of current global financial conditions, numerous financial institutions have gone into bankruptcy or have been rescued by government authorities. As such, we are subject to the risk of loss of its deposits with financial institutions that hold our cash.

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

Our shares that are eligible for future sale may have an adverse effect on the price of our stock. As of January 31, 2009 there were 137,303,875 of our common shares outstanding. The average trading volume for the three months prior to January 31, 2009 was approximately 102,000 shares per day on the Toronto Stock Exchange and 297,000 shares per day on the New York Stock Exchange Amex. Sales of substantial amounts of our common shares, or a perception that such sales could occur, and the existence of options or warrants to purchase common shares at prices that may be below the then current market price of our common shares, could adversely affect the market price of our common shares and could impair our ability to raise capital through the sale of our equity securities.

Your ownership interest, voting power and the market price of our common shares may decrease because we have issued, and may continue to issue, a substantial number of securities convertible or exercisable into our common shares.

We have issued common shares and options, and warrants to purchase our common shares to satisfy our obligations and fund our operations (see Item 5.A). Since we currently do not have a source of revenue, we will likely issue additional common shares, options, warrants, preferred stock or other securities exercisable for or convertible into our common shares to raise money for our continued operations or as non-cash incentives to our own and our subsidiaries' directors, officers, insiders, and key employees. If conversions of warrants and/or options into common shares or additional sales of equity occur, your ownership interest and voting power in us will be diluted and the market price of our common shares may decrease.

Under our 2007 Omnibus Share Compensation Plan (the “Plan”) which was adopted on May 25, 2007, and approved by our shareholders on June 27, 2007, the aggregate number of Common Shares that may be issuable pursuant to the Plan may not at any time exceed the greater of (i) 10% of our issued and outstanding common shares and (ii)18,592,888 common shares, representing 13.62% of our outstanding common shares at the time of the approval of the Plan, of which 5,940,000 common shares are reserved for issuance as awards other than options. As of January 31, 2009 the aggregate number of Common Shares issuable pursuant to the Plan was 13,730,387 shares. Our bonus share incentive plan (the “Bonus Plan”) was established for our directors and key employees and was approved by the disinterested shareholders at the Company’s shareholders’ meeting held on May 28, 2004. Under the Bonus Plan we may issue an additional 4,940,000 shares upon achieving certain milestones.

Upon any issuances or exercise of options issued, the ownership interests and voting power of existing shareholders may be further diluted.

We have a Shareholders Rights Plan Agreement and certain employment and management contracts that contain provisions designed to discourage a change of control.

An updated Shareholders Rights Plan between us and shareholders effective as of June 27, 2007 and modified on June 17, 2008 and certain employment and management agreements contain provisions that could discourage an acquisition or change of control without our board of directors’ approval. Under the Shareholders’ Rights Plan, if a shareholder individually or in concert with other shareholders acquires 20% or more of our common shares outstanding without complying with the Shareholders’ Rights Plan or without the approval of our board of directors, all holders of record will have a right to one common share for each share owned. We have also entered into agreements with certain key employees and officers that contain severance provisions in the event of a take-over bid. The Shareholders’ Rights Plan and the preceding agreements may make it more difficult for a third party to acquire control of us, even if such a change of control is more beneficial to shareholders.

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

Increased Costs and Compliance Risks as a Result of Being a Public Company

Legal, accounting and other expenses associated with public company reporting requirements have increased significantly in the past few years. We anticipate that general and administrative costs associated with regulatory compliance will continue to increase with recently adopted governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as well as new rules implemented by the SEC, Canadian Securities Administrators, the New York Stock Exchange Amex and the TSX. We expect these rules and regulations to significantly increase its legal and financial compliance costs and to make some activities more time consuming and costly. There can be no assurance that we will continue to effectively meet all of the requirements of these new regulations, including Sarbanes-Oxley Section 404 and Canadian National Instrument 52-109 – Financial Disclosure (“NI 52-109”). Any failure to effectively implement new or improved internal controls, or to resolve difficulties encountered in their implementation, could harm our operating results, cause us to fail to meet reporting obligations or result in management being required to give a qualified assessment of our internal controls over financial reporting or our independent registered public accounting firm providing an adverse opinion regarding management’s assessment. Any such result could cause investors to lose confidence in our reported financial information, which could have a material adverse effect on our stock price. We also expect these new rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and it may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. If we fail to maintain the adequacy of our internal controls, our ability to provide accurate financial statements and comply with the requirements of the Sarbanes-Oxley Act and/or MI 52-109 could be impaired, which could cause the our stock price to decrease.

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

We are a reporting issuer in the following Canadian provinces: Alberta, British Columbia, and Ontario. Our common shares have been listed on the Toronto Stock Exchange (TSX) since February 1, 2007 and, formerly, on the TSX Venture Exchange (TSX-V) (formerly the Vancouver Stock Exchange) from April 13, 1984 to January 31, 2007 under the symbol "POM" and since June 26, 2006 our common shares have been listed on the New York Stock Exchange Amex (formerly the American Stock Exchange) under the symbol “PLM”.

Our registrar and transfer agent is Computershare Investor Services Inc. of 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, CANADA.

During the years ended January 31, 2009, 2008, and 2007 we spent $22.776 million, $21.161 million, and $13.015 million, respectively to acquire property, perform pre-feasibility work and perform work following completion of our Definitive Feasibility Study on our NorthMet Project located in Minnesota, USA. In addition, during the years ended January 31, 2009, 2008, and 2007 we issued shares valued at $nil, $nil and $6.160 million, respectively, in optioning and purchasing a nearby crushing and grinding plant and associated infrastructure (the “Erie Plant”) and land.

All of these expenses were incurred at our NorthMet Project and were funded from the proceeds of equity and convertible debt financings. Until the completion of Definitive Feasibility Study in September 2006, these expenditures were expensed with the exception of the Erie Plant acquisition. Expenditures after October 1, 2006, the completion of the Definitive Feasibility Study, have been capitalized.

B.        Business Overview

We are a development stage company engaged in the exploration and development of natural resource properties. Currently our sole mineral property is the NorthMet Project, a polymetallic deposit located in northeastern Minnesota, USA.

In the years ended January 31, 2009, 2008 and 2007, we conducted exploration, development and acquisition activities only and did not conduct any operations that generated revenues. Thus, we rely principally on equity or debt convertible into equity financings to fund our projects and expenditures.

Since 2003, we have focused on commencing commercial production on our NorthMet Project. We have focused our efforts on four main areas:

Acquisition of the Erie Plant. The Erie Plant is a large processing facility and associated infrastructure located approximately six miles west of our NorthMet deposit. On November 15, 2005 and December 20, 2006 respectively we entered into three Contracts for Deed with Cliffs Erie LLC, a subsidiary of Cliffs Natural Resources Inc. (formerly Cleveland Cliffs, Inc.) of Cleveland, Ohio (“Cliffs”), under which we now own a large processing facility, a tailings disposal facility, and extensive associated infrastructure located approximately six miles west of our NorthMet deposit. In combination, the Erie Plant includes a 100,000 ton-per-day crushing and milling facility, a railroad and railroad access rights connecting the Erie Plant to the NorthMet deposit, as well as 120 railcars, locomotive fueling and maintenance facilities, water rights and pipelines, large administrative offices on site and approximately 6,000 acres to the east and west of the Erie Plant, contiguous to the existing tailing facilities.

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

The draft EIS will be an assessment of potential environmental, social and economic effects of the proposed project. Once the draft EIS is published, non-government organizations, government agencies and the public will have an opportunity to comment. The final EIS will incorporate analysis and appropriate responses to comments. The issuance of a final EIS would allow the MDNR to issue environmental and operating permits. Prior to receipt of these permits, the Company intends to secure production debt financing that would be available upon receipt of key permits, with construction slated to start upon availability of construction finance.

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

In May 2008 we completed an internal update of the DFS (the “DFS Update”) which contemplates an initial stage in which we would sell concentrate during completion of construction and commissioning of the hydrometallurgical plant that was contemplated in the DFS. This approach has the advantage of staging capital costs so that the hydrometallurgical plant can be funded in part from cash flow from sales of concentrate, and it reduces our reliance on delivery of long lead-time equipment before we start commercial production.

Financing and corporate development. Since 2003 we have raised approximately $80 million from equity private placement financings. In October 2008, we entered into a strategic partnership with Glencore AG (“Glencore”) whereby Glencore will invest up to $50 million in PolyMet in the form of a loan exchangeable into our common shares, and Glencore agreed to purchase all of our production of concentrates, metal, or intermediate products on market terms at the time of delivery, for at least the first five years of production. We also appointed a senior technical representative of Glencore to join our Technical Steering Committee. We have also expanded and strengthened our management team and, in February 2008 we relocated our operational headquarters to Hoyt Lakes, Minnesota.

C.        Organizational Structure

Poly Met Mining, Inc., incorporate in Minnesota, USA, is our only material wholly owned subsidiary.

We have strengthened our management team at both the corporate level and at our facilities in Minnesota. During the fiscal year ended January 31, 2009 we appointed Joseph Scipioni, Frank Sims and Stephen Rowland to the Board, we appointed William Murray as Executive Chairman and we promoted Joseph Scipioni to the position of President and Chief Executive Officer.

D.        Property, Plant and Equipment

Property - NorthMet Project, Minnesota, USA

Our primary mineral property is the NorthMet Project, a polymetallic project located in northeastern Minnesota, USA. Our Erie Plant facility is located approximately six miles west of the NorthMet ore body.

In the years ended January 31, 2009, 2008 and 2007, we conducted exploration, development and acquisition activities only and did not conduct any operations.

(a)        History

The NorthMet Project is located immediately south of the historic Mesabi Iron Range in northeastern Minnesota. Mining in the Iron Range dates back to the 1880’s when high grade iron ore known as hematite was first mined commercially. During the 1940’s and 1950’s, with reserves of hematite dwindling, the iron industry began to focus on taconite, a lower-grade iron ore. Eight large crushing, grinding, milling facilities were built by various iron and steel companies to process the taconite, including the Erie Plant that we acquired in November 2005.

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

In August 2000, Rio Tinto Limited (“Rio Tinto”) acquired North. Subsequently, Rio Tinto decided not to proceed with the NorthMet Project and we exercised our 30-day pre-emptive right, under a “change of control” clause, to terminate the joint venture arrangement. As a result, we regained a 100% interest in the NorthMet Project.

Following completion of metallurgical pilot plant work in November 2000, we commissioned a pre-feasibility study on the project that was completed in April 2001. The pre-feasibility study contemplated a 50,000 metric tonne-per-day (55,000 short tpd) operation and anticipated the construction of a new, stand-alone processing plant to produce copper, nickel and cobalt metals on site. The study found the economics of the NorthMet Project were unacceptably low owing to the capital cost of building a new plant facility combined with low metal prices prevailing at that time. No further work was done until March 2003, when a new management team took over our company and commenced a detailed review of the project.

The new management team believed that acquisition of the Erie Plant had the potential to substantially reduce the capital cost and to simplify the permitting process which could improve the project economics.

By a Memorandum of Understanding dated December 5, 2003 and an option agreement dated February 14, 2004, we obtained an option (the “Cliffs Option”) to acquire certain property, plant, and equipment (“Cliffs Assets”) from Cliffs Erie LLC, a wholly owned subsidiary of Cliffs, located near our NorthMet Project. As consideration for the Cliffs Option, we paid $500,000 prior to January 31, 2004 and issued to Cliffs 1,000,000 shares of our common stock on March 30, 2004, valued at $229,320 to maintain our exclusive rights until June 30, 2006. On September 15, 2005 we reached an agreement with Cliffs on the terms for the early exercise of our option to acquire 100% ownership of large portions of the former LTV Steel Mining Company ore processing plant in northeastern Minnesota (the “Asset Purchase Agreement”). Under this agreement we agreed to pay Cliffs $1 million in cash, 6.2 million of our shares, and make quarterly payments of $250,000 starting on March 31, 2006 for a total of $2.4 million plus interest at 4% per annum on the outstanding balance. The final payment was made on June 30, 2008.

On November 15, 2005, we consummated the Asset Purchase Agreement and completed the acquisition thereunder. The property, plant, and equipment assets we now own includes land, crushing and milling capacity, extensive spare parts, plant site buildings, real estate, tailings impoundments and workshops, as well as access to extensive mining infrastructure.

On September 14, 2006, we entered into an agreement through two separate contracts for deed with Cliffs whereby we would acquire property and associated rights (“Cliffs II.”) We closed the transaction on December 20, 2006. The transaction provides us with a railroad connection linking the mine development site and the Erie Plant as well as a 120-railcar fleet, locomotive fueling and maintenance facilities, water rights and pipelines, large administrative offices on site and approximately 6,000 acres to the east and west of and contiguous to our existing tailings facilities.

The purchase price for this additional infrastructure consisted of 2 million of our common shares and US$15 million in cash to be issued and paid in four tranches:

  2 million of our common shares;

  $1 million in cash was paid at closing;

  $7 million in cash is payable in quarterly installments of $250,000 commencing December 31, 2006 with the balance payable upon receipt of commercial financing. Interest on the outstanding amount be payable quarterly from December 31, 2006 at the Wall Street Journal Prime Rate. As of March 31, 2009 the remaining balance was $4.5 million; and

  $7 million in cash is payable in quarterly installments of $250,000 commencing on December 31, 2009. Interest will begin to accrue on the outstanding amount beginning on December 31, 2009 after which it will be payable quarterly at the Wall Street Journal Prime Rate.

PolyMet also assumed certain liabilities associated with the property.

As of January 31, 2009, we have expended $93 million primarily on the acquisition of the Erie Plant and related infrastructure. Under the Asset Purchase Agreement we have paid $3.4 million plus interest and owe Cliffs $nil. Under Cliffs II we have paid $4.25 million plus interest and owe $11.75 million.

During the three years ended January 31, 2009 we expended an additional $20.0 million on feasibility work at the deposit and plant. Since inception, we have a cumulative deficit of $60.8 million, much of which has been incurred directly and indirectly in connection with our NorthMet Project. These expenditures supported drilling, sampling, assaying, environmental, metallurgical testing, and the pre-feasibility studies.

The following diagram illustrates the location of the NorthMet Project.

Figure No. 1
NorthMet Project Map

(b)        Location / Access / Climate

The PolyMet Project covers a total of 16,700 acres or 25.9 square miles comprising two areas: the NorthMet mine site totaling 4,300 acres or 6.5 square miles of leased mineral rights and the Erie plant site totaling 12,400 acres of freehold land located approximately six miles west of the mine site. The property is located in St. Louis County in the Mesabi Range District about 60 miles north of Duluth, Minnesota. The Project is easily accessible via state and county roads. The surfaced County Highway 666 links the plant to the town of Hoyt Lakes, itself approximately 25 miles east of Virginia, Minnesota which is located on State Highway 53. The mine site is accessible by an all-season gravel road from the plant site and a private railroad crosses the property immediately south of the deposit and runs to the plant site. The plant site is serviced by commercial railroad which connects into the US national and Trans-Canadian railroad systems, as well as a private railroad providing access to port facilities located on Lake Superior. Three high-voltage power lines supplied by Minnesota Power supply the plant site and there is ready access to industrial electric power at the mine site.

The northern Minnesota climate is continental, characterized by wide variations in temperature. The temperature in the nearby town of Babbit averages -14ºC (7ºF) in January and 19ºC (66ºF) in July. The average annual precipitation is 28 inches with approximately 30% during the months from November to April and 70% from May through October.

(c)        Claims and ownership

              (i)        NorthMet Leases

Pursuant to two lease agreements, we lease certain lands covering 4,282 acres or 6.5 square miles located in St. Louis County, Minnesota, known as the NorthMet Project:

  Pursuant to an agreement dated January 4, 1989, subsequently amended and assigned, we lease 4,162 acres from RGGS Land & Minerals Ltd., L.P (“RGGS”). During the year ended January 31, 2005, US Steel assigned the lease to RGGS. The initial term of the renewable lease was 20 years and called for total lease payments of $1.450 million. All lease payments have been paid or accrued to 31 January 2009.

  We can, at our option, terminate the lease at any time by giving written notice to the lessor not less than 90 days prior to the effective termination date or can indefinitely extend the 20-year term by continuing to make $150,000 annual lease payments on each successive anniversary date.The lease payments are considered advance royalty payments and will be deducted from future production royalties payable to RGGS, which range from 3% to 5% based on the net smelter return that we receive. Our recovery of the advance royalty payments is subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year.

  Pursuant to an agreement effective 1 December, 2008, we lease 120 acres that are encircled by the RGGS property from LMC Minerals (“LMC”). The initial term of the renewable lease is 20 years and calls for minimum annual lease payments of $3,000 on each successive anniversary date until our project commences commercial production, or for the first four years, whichever is the shorter, after which the minimum annual lease payment increases to $30,000. The initial term may be extended for up to four additional five-year periods on the same terms.

  The lease payments are considered advance royalty payments and will be deducted from future production royalties payable to LMC, which range from 3% to 5% based on the net smelter return that we receive. Our recovery of the advance royalty payments is subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year.

  (ii)               The Erie Plant

The Erie Plant
As set forth under the Asset Purchase Agreement, we have assumed certain ongoing site-related environmental and reclamation obligations of Cliffs in connection with the Erie Plant. Once we obtain our permit to mine and Cliffs is released from its obligations by certain state agencies, we will be directly obligated to comply with applicable environmental and reclamation obligations. Prior to Cliffs acquisition of the plant from LTV Steel and prior to our acquisition of the plant from Cliffs, both Cliffs and we undertook environmental assessments and concluded that there were no material liabilities other than the ultimate closure and reclamation of the site. Until operating permits are granted to us, Cliffs remains the named party of record for such obligations although, as part of the Asset Purchase Agreement, we have indemnified Cliffs for such costs. As of January 31, 2009 we estimate that liability to be approximately $23.5 million and, based on the expected timing of such payments, our cost of capital, and anticipated inflation rates, we made a provision of $3.2 million in our financial statements at that date.

Under the terms of the agreement Cliffs has the right to participate pro-rata on its ownership of 6.7% of our outstanding common shares in future cash equity financings. We have a 20 business day right of first refusal to either buy or place some or all of our shares owned by Cliffs should Cliffs decide to sell.

The Erie Plant comprises a large crushing, grinding and milling facility that was built by a consortium of steel companies in the mid-1950s and processed low grade iron ore known as taconite that was transported to the facility by railroad from nearby mines. In the mid-1980’s, the consortium was consolidated into a single owner – LTV Steel. Pickands-Mather and its successor Cliffs operated the plant on behalf of the owners, processing approximately 100,000 tons per day of taconite ore. The plant was shut down in 2001 when LTV Steel filed for bankruptcy protection. Since then it has been maintained initially by Cliffs and, since November 15, 2005, by us. The plant did not operate during the period ended January 31, 2009.

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

On October 25, 2005, the MDNR issued the Final Scoping EAW and related Final Scoping Decision after a period of public review and comment. These documents defined the scope of the EIS and were used to develop a request for proposal (the “RFP”) for third-party preparation of an EIS that will involve public participation. On April 3, 2006 the Minnesota DNR selected the independent contractor (the “EIS Contractor”) which is preparing the EIS.

In January 2007, we submitted a Detailed Project Description (“DPD”) to state and federal regulators. The DPD lays out our development plans and proposed environmental safeguards. Since then we have submitted a supplemental DPD as well as more than 100 supporting research studies.

The draft EIS will be an assessment of potential environmental, social and economic effects of the proposed project, comprising 19 chapters and major subchapters. On December 22, 2008, the MDNR provided a preliminary version of the draft EIS to us and various government agencies. These groups completed their reviews and submitted extensive comments to the MDNR.

The MDNR is working with the EIS Contractor to incorporate comments and analysis to ensure that the draft EIS meets the MDNR's standard of thoroughness and accuracy. Significant progress has been made, with final revisions completed on a number of chapters.

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

We commenced the permitting process in early 2004. As of January 31, 2009, we had spent approximately $21.7 million on environmental and permitting activities.

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

From 1998 to present, we have conducted four drilling programs totaling 257 holes for approximately 151,000 feet of core and reverse circulation drilling. The latest campaign comprising 61 holes totaling 24,500 feet was completed during the fiscal year ended January 31, 2008 and, combined with earlier drilling by us and by US Steel, brings the total to 405 diamond and reverse circulation holes aggregating to approximately 307,000 feet. In addition, we have meticulously recompiled all prior work started by US Steel in 1969.

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

The increase in mineral resources reflects two changes:

  Data from the 2007/08 drill program which confirmed the continuity of the main mineralized zone and the size of the Magenta Zone, which was extended down dip and to the west. These changes contributed 149 million short tons to the increase in measured and indicated mineral resources.

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

The reserve estimate update was completed by a team from the Toronto office of Wardrop Engineering working closely with our team of Don Hunter and Richard Patelke. Gordon Zurowski of Wardrop and Don Hunter of PolyMet were the Qualified Persons.

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

The reserve estimate update was completed by a team from the Toronto office of Wardrop Engineering working closely with our team of Don Hunter and Richard Patelke. Gordon Zurowski of Wardrop and Don Hunter of PolyMet were the Qualified Persons.

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

The metals of interest at NorthMet are copper, nickel, cobalt, platinum, palladium, gold and lesser amounts of rhodium and ruthenium. In general, the metals are positively correlated with copper mineralization, cobalt being the main exception. Unit 1 mineralization is found throughout the deposit. A less extensive mineralized zone is found in Units 4, 5, and 6 in the western part of the deposit, it is copper-rich relative to sulfur, and moderately enriched in PGMs.

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

DFS Update

On May 20, 2008 PolyMet reported revised plans and cost estimates for construction and operating costs. The revised plans include:

  the sale of concentrate during the construction and commissioning of new metallurgical facilities resulting in a shorter pre-production construction period (under twelve months) and reduced capital costs prior to first revenues ($312 million versus $380 million) despite the inclusion of an estimated $65 million of additional measures to protect the environment;
  the new metallurgical facilities to be constructed during initial production and sales of concentrate. PolyMet anticipates that much of the additional $290 million of capital costs, including $20 million of additional environmental measures, will be funded from cash flow from initial operations;
  mine plans (based on copper at $1.25 per pound) reflect the increase in reserves and decrease in stripping ratio reported on September 26, 2007, the use of 240-ton trucks, and owner versus contract mine operations, and
  $77 million of mining equipment, which was assumed to be provided by a mining contractor in the DFS has been incorporated as an operating lease in updated operating costs.

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

Part of our plan has been to establish a long-term marketing or off-take agreement for our hydroxides, precipitates and as appropriate, concentrates. On 4 September 2008 we announced that we had reached an agreement with Glencore whereby Glencore would purchase our production of concentrates, metals, or intermediate products at prevailing market terms at the time of delivery for at least the first 5 years of production. We executed the agreement on 31 October 2008 as part of a strategic alliance between us and Glencore.

Capital Costs
Our May 2008 DFS Update set out that, on a like-for-like basis, the total capital cost had increased to $516.8 million. This increase reflects both cost inflation and design scope changes since the DFS, including facilities needed to ship concentrate during the construction and commissioning of the new hydrometallurgical plant. This staged approach shortens the initial construction period, makes the project less sensitive to the delivery schedule for long lead time equipment such as autoclave vessels, and means that we can commence operations of the mine, the existing crushing and milling plant, the existing tailings disposal facilities, and the new flotation circuit, before starting the new hydrometallurgical plant.

In addition to these scope changes and the effect of inflation, we anticipate spending an additional $85.1 million on measures to protect the environment, over and above the measures contemplated in the DFS. $76.6 million for mining equipment that was assumed to be provided by a mining contract in the DFS has been incorporated as an operating lease in updated operating costs.

Capital Costs
 (US dollars, millions)

		Change	Initial Concentrate
	Full Project	from DFS	Sales

Definitive Feasibility Study	379.8		138.7
Escalation and other scope changes	137.0	36%	108.9
Total	516.8		247.6
Environmental measures	85.1		64.7
Total change	222.1	58%	173.6
TOTAL	601.9		312.3

Operating Plans and Costs
The overall mining and operating plan remains the same as that defined in the DFS and which forms the basis of the plan being analyzed in the environmental impact statement. We intend to mine 32,000 tons of ore per day for an operating life of twenty years, processing a total of 224 million tons of ore. The mine plan continues to be based on the following metal prices: copper - $1.25/lb, nickel - $5.60 per pound, cobalt - $15.25/lb, palladium - $210 per ounce, platinum - $800 per ounce, and gold - $400 per ounce.

Operating costs per ton of ore processed have increased to $13.33 from $11.02 in the DFS reflecting higher fuel, mine equipment, and other consumable costs, as well as general inflation. The cost of mining and delivering ore to the plant is now estimated at $4.31 per ton compared with $3.80 per ton in the DFS. The increase in mining costs has been partially offset by the lower strip ratio, larger mining equipment, and owner versus contractor operation.

Since completing the DFS Update in May 2008, key components of both capital and operating costs, such as diesel and steel, have declined in price quite significantly. We plan to further update the DFS during the course of our current fiscal year ahead of seeking to secure senior construction finance commitments.

The economic analysis is based on SEC-reserve standards, namely the three-year trailing average, which we calculated at April 30, 2008 (the end of our first fiscal quarter). This price deck is: copper - $2.90/lb, nickel - $12.20/lb, cobalt - $23.50/lb, palladium - $320/oz, platinum - $1,230/oz, and gold - $635/oz. While these prices are somewhat higher than those used on the economic analysis in the DFS, the price are slightly below the three-year average at the end of our fiscal 2009 year, namely: copper - $3.13/lb, nickel - $12.45/lb, cobalt - $27.34/lb, palladium - $342/oz, platinum - $1,343/oz, and gold - $733/oz.

The DFS Update prices translate into copper cash costs of $1.05 per pound using a co-product basis to calculate costs, compared with the DFS estimate of $0.81 per pound. Taking revenues from the other metals as a deduction against costs, the co-product basis shows a cost of $(0.28) per pound compared with $0.06 per pound in the DFS.

Economic Summary
Key economic metrics include earnings before interest, tax, depreciation, and amortization (EBITDA) which is projected to increase to $217.3 million on average over the first five years of operations from $175.3 million estimated in the DFS. The net present value of future cash flow (after tax) discounted at 7.5% is estimated to be $649.4 million compared with $595.4 million in the DFS, and the after tax internal rate of return is now estimated at 30.6% compared with 26.7% in the DFS. The table below also sets out the affect on EBITDA of a 10% change in each metal price.

Key Economic Highlights

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

Summary of Events During the Fiscal Year Ended January 31, 2009

During the year ended January 31, 2009, and through the date of the filing of this Annual Information Form / Annual Report on Form 20-F, the Company continued to advance its NorthMet Project including the activities noted below.

On 5 February 2008, PolyMet announced that it has re-allocated responsibilities amongst its senior management team and was relocating its headquarters to Hoyt Lakes, Minnesota. William Murray, formerly President and CEO, was appointed Executive Chairman, and Joseph Scipioni assumed Mr. Murray's former role as President and CEO. Ian Forrest, the former Chairman, continues to serve as an independent director and as Chairman of the Audit Committee.

On 19 February 2008, PolyMet announced that Frank Sims and Joseph Scipioni had joined its board of directors.

On May 20, 2008 PolyMet reported revised plans and cost estimates for construction and operating costs. The revised plans include:

  the sale of concentrate during the construction and commissioning of new metallurgical facilities resulting in a shorter pre-production construction period (under twelve months) and reduced capital costs prior to first revenues ($312 million versus $380 million) despite the inclusion of an estimated $65 million of additional measures to protect the environment;
  the new metallurgical facilities to be constructed during initial production and sales of concentrate. PolyMet anticipates that much of the additional $290 million of capital costs, including $20 million of additional environmental measures, will be funded from cash flow from initial operations;
  mine plans (based on copper at $1.25 per pound) reflect the increase in reserves and decrease in stripping ratio reported on September 26, 2007, the use of 240-ton trucks, and owner versus contract mine operations, and
  $77 million of mining equipment, which was assumed to be provided by a mining contractor in the DFS has been incorporated as an operating lease in updated operating costs.

On 12 June 2008, PolyMet announced the hiring of Paul Brunfelt as division manager responsible for concentrating and crushing activities.

On 10 October 2008, the Company announced that it had received the consent from the holders of more than two-thirds of the 8,020,000 warrants issued as part of the April 2007 private placement to exchange those warrants into:

  4,010,000 warrants, each warrant entitling the holder to purchase one share of PolyMet common stock at US$3.00 per share at any time until the sooner of 30 calendar days after publication of the draft Environmental Impact Statement by the State of Minnesota in the state’s Environmental Quality Board Monitor and October 13, 2009, and
  4,010,000 warrants, each warrant entitling the holder to purchase one share of PolyMet common stock at US$5.00 if exercised before the NorthMet Project has produced a cumulative total of 20,000 metric tonnes of concentrate, or US$6.00 thereafter and prior to August 31, 2011. PolyMet can accelerate the expiration of the warrants if PolyMet’s volume-weighted 20-day average stock price trades at a 50% premium to the exercise price applicable at any time.

On 31 October 2008, the Company announced that it had completed the strategic partnership with Glencore AG (“Glencore”) announced on 4 September 2008.

Glencore will purchase PolyMet’s production of concentrates, metals or intermediate products at prevailing market terms for at least the first 5 years of production.

An aggregate of US$50 million floating rate secured debentures due on September 30, 2011 (the "Debentures") are to be issued by the Company's wholly-owned Minnesota subsidiary, Poly Met Mining, Inc. (“PolyMet US”), and guaranteed by the Company. The Debentures bear interest at 12-month US dollar LIBOR plus 4%. Interest is payable in cash or by increasing the principal amount of the Debentures, at PolyMet’s option, for payments on or before September 30, 2009, and at Glencore’s option thereafter. The Debentures are secured by all of the assets of PolyMet and PolyMet US, including a pledge of PolyMet’s 100% shareholding in PolyMet US.

The Debentures are exchangeable into common shares of PolyMet at US$4.00 per share. The Issuer can, at its option, prepay the Debentures if PolyMet’s shares trade at a 20-day volume weighted average price equal to or exceeding US$6.00, at which time, and at Glencore’s option, Glencore could exchange the Debentures for common shares of PolyMet within 30 days in lieu of payment. Repayment between October 1, 2009 and September 30, 2010 would be at 105% of the then outstanding principal of the Debentures, repayment between October 1, 2010 and September 30, 2011 would be at 102.5% of the outstanding principal.

An initial US$7.5 million of the Debentures were issued on 31 October 2008 and an additional US$7.5 million of the Debentures were issued on 22 December, 2008. US$10.0 million of the Debentures will be issued in two tranches subject to expenditures being in material compliance with budget, other customary conditions and agreement between Glencore and Cliffs on terms and conditions whereby Cliffs will provide its consent to Glencore as mortgagee of the Erie Plant. These funds will be used to complete critical engineering work and the final Environmental Impact Study (“EIS”) for PolyMet’s NorthMet Project.

The final US$25 million of the Debentures, to be used primarily for detailed engineering and procurement, are to be issued upon publication of the Final EIS in the State of Minnesota’s Environmental Quality Board Monitor, receipt by the Company of a bona fide term sheet for construction financing and are subject to expenditures being in material compliance with budget and other customary conditions.

On 31 October 2008, PolyMet issued to Glencore warrants to purchase 6.25 million common shares of PolyMet at US$5.00 if exercised before the NorthMet Project has produced a total of 20,000 metric tonnes of concentrate, or US$6.00 thereafter. The warrants expire on September 30, 2011. If the volume-weighted 20-day average price of PolyMet’s common shares trade at a 50% premium to the then applicable exercise price, Glencore must exercise the warrants within 30 days or the warrants will expire.

On 31 October 2008, PolyMet also announced that Stephen Rowland had joined its board of directors. Mr. Rowland has been an executive with Glencore since 1988, having begun his career in mining and metals trading with Cargill, Incorporated in Minnesota.

On 18 March 2009, PolyMet announced that the Minnesota Department of Natural Resources continues to progress toward publication of the draft Environmental Impact Statement, which is expected to be ready for public review in the second quarter of 2009.

Summary of Operating Results

As of January 31, 2009, we operated in one segment, the exploration and development of the base and precious metals at our NorthMet Project in Minnesota, United States. Head office comprises general and administrative costs, stock based compensation expense, financing expenses, foreign exchange interest income, assets, purchase of property, plant and equipment and amortization reported by the Canadian head office.

	NorthMet	Head Office	Consolidated
	Project	(US$000’s)	(US$000’s)
2009	(US$000’s)

Segment operating loss	$117	$4,419	$4,536

Mineral property, plant and equipment	$92,989	$78	$93,067

Other assets	$2,546	$7,143	$9,689

Identifiable assets	$95,535	$7,221	$102,756

2008

Segment operating loss	$403	$3,287	$3,690

Mineral property, plant and equipment	$64,914	$105	$65,019

Other assets	$3,926	$20,254	$24,180

Identifiable assets	$68,840	$20,359	$89,199

2007

Segment operating loss	$9,069	$8,824	$17,893

Mineral property, plant and equipment	$38,056	$110	$38,166

Other assets	$2,177	$8,388	$10,565

Identifiable assets	$40,233	$8,498	$48,731

Year ended January 31, 2009 compared with the year ended January 31, 2008

Overall. Our focus for the fiscal year ended January 31, 2009 was to provide the state input into the environmental impact statement and permitting work at the NorthMet Project, obtain additional financing and to continue to develop the Project including updating the mineral reserves and mineral resources estimates and preparing for construction.

Loss for the year. During the year ended 31 January 2009, we incurred a loss of $4.536 million ($0.03 loss per share) compared to a loss of $3.690 million ($0.03 loss per share) in 2008. The increase in the net loss for the period was primarily attributable to:

  An other than temporary impairment loss of $1,365,000 (prior year period - $1,050,000) on an investment by the Company in the prior year;

  A decrease in interest income to $154,000 (prior year period - $1,168,000) due to lower cash balances and interest rates, and
  Foreign exchange translation losses of $156,000 (prior period – gain of $566,000) as the United States dollar strengthened against the Canadian dollar in the current period while it weakened in the prior year period.

The above was partially offset by $215,000 (prior year period - $25,000) of income from rental of property and services to third parties.

General and Administrative expense in the year ended 31 January 2009 excluding non-cash stock based compensation expenses was $2,897,000 compared with $3,764,000 for the prior year period with the decrease due to lower legal costs, lower investor relations costs and lower office and corporate wage expenses as a result of no bonuses paid out the current year as compared with the prior year period. Stock-based compensation in the current period was $487,000 (prior year period - $635,000).

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

The above was partially offset by the recording of an “other than temporary impairment” loss of $1.050 million on an investment made by the Company during the year ended 31 January 2008.

General and Administrative expense in the year ended January 31, 2008, excluding non-cash stock based compensation related to incentive stock options, was $3.764 million compared with $4.251 million for the prior year. The decrease was due to the impact of the bonus shares in the prior year being greater than the increased corporate activities and higher office and corporate wage expenses in the year ended 31 January 2008 as a result of additional personnel and cash bonuses.

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

(b)        Liquidity And Capital Resources

Financing Activities

On October 31, 2008, the Company entered into a financing with Glencore for an aggregate of US$50 million floating rate secured debentures due on September 30, 2011 are to be issued by PolyMet US, and guaranteed by the Company. The Debentures bear interest at 12-month US dollar LIBOR plus 4%. Interest is payable in cash or by increasing the principal amount of the Debentures, at PolyMet’s option, for payments on or before September 30, 2009, and at Glencore’s option thereafter. The Debentures are secured by the assets of PolyMet and PolyMet US, including PolyMet’s 100% shareholding in PolyMet US.

The Debentures are exchangeable into common shares of PolyMet at Glencore’s option at US$4.00 per share. The Issuer can, at its option, prepay the Debentures if PolyMet’s shares trade at a 20-day volume weighted average price equal to or exceeding US$6.00, at which time, and at Glencore’s option, Glencore could exchange the Debentures for common shares of PolyMet within 30 days in lieu of payment. Repayment between October 1, 2009 and September 30, 2010 would be at 105% of the then outstanding principal of the Debentures, repayment between October 1, 2010 and September 30, 2011 would be at 102.5% of the outstanding principal.

US$7.5 million of the Debentures were issued on 31 October 2008 and another US$7.5 million were issued on December 22, 2008. US$10 million of the Debentures will be issued in two tranches subject to expenditures being in material compliance with budget, other customary conditions and agreement between Glencore and Cliffs on terms and conditions whereby Cliffs will provide its consent to Glencore as mortgagee of the Erie Plant.

The final US$25 million of the Debentures are to be issued upon publication of the Final EIS in the State of Minnesota’s Environmental Quality Board Monitor, receipt by the Company of a bona fide term sheet for construction financing and are subject to expenditures being in material compliance with budget and other customary conditions.

On 31 October 2008, PolyMet issued to Glencore warrants to purchase 6.25 million common shares of PolyMet at US$5.00 if exercised before the NorthMet Project has produced a total of 20,000 metric tonnes of concentrate, or US$6.00 thereafter. The warrants expire on September 30, 2011. If the volume-weighted 20-day average price of PolyMet’s common shares trade at a 50% premium to the then applicable exercise price, Glencore must exercise the warrants within 30 days or the warrants will expire.

During the year ended 31 January 2009 the Company issued 312,800 shares (prior year period – 462,200) upon exercise of options for proceeds of $452,000 (prior year period - $303,000).

During the year ended January 31, 2008 we issued 15 million units at US$2.75 per unit, with each unit comprising one common share and one-half of one common share purchase warrant (for accounting purposes, the value of the units was bifurcated between the common shares and the warrants). Each whole warrant was exercisable into a common share at a price of US$4.00 at any time until October 13, 2008 (see amendment below), subject to an early trigger if the 20-day volume weighted average price of the common shares is US$6.00 or more. In connection with the private placement, the Company paid finders’ fees totaling US$1.43 million in cash, 150,000 shares and 520,000 broker warrants having the same terms as the warrants described above. During the period the Company also issued 462,200 shares upon exercise of options for proceeds of $303,000.

During the year ended January 31, 2007 the Company issued:

  14,662,703 common shares upon the exercise of warrants for proceeds of $14.310 million;

  2,193,000 common shares upon the exercise of options for proceeds of $765,000, and

  2,350,000 common shares under the Company’s Bonus Share Plan for deemed proceeds of $1,289,000.

On 10 October 2008, the Company announced that it had received the consent from the holders of more than two-thirds of the 8,020,000 warrants issued as part of the April 2007 private placement to exchange those warrants into:

  4,010,000 warrants, each warrant entitling the holder to purchase one share of PolyMet common stock at US$3.00 per share at any time until the sooner of 30 calendar days after publication of the draft Environmental Impact Statement by the State of Minnesota in the state’s Environmental Quality Board Monitor and October 13, 2009, and
  4,010,000 warrants, each warrant entitling the holder to purchase one share of PolyMet common stock at US$5.00 if exercised before the NorthMet Project has produced a cumulative total of 20,000 metric tonnes of concentrate, or US$6.00 thereafter and prior to August 31, 2011. PolyMet can accelerate the expiration of the warrants if PolyMet’s volume-weighted 20-day average stock price trades at a 50% premium to the exercise price applicable at any time.

Year Ended January 31, 2009

Cash used in operating activities in the year ended 31 January 2009 was $3.290 million compared to cash used in the prior year of $2.690 million. The variance is primarily due to the cash based operating activity differences described above and changes in working capital.

Cash provided by financing activities for the year ended 31 January 2009 was $13.336 million compared with $37.533 million in the prior year. The current year activity was primarily due to funding of convertible debt by Glencore AG and $1.400 million of scheduled debt repayment (prior year period - $2.000 million). Other prior year activity was primarily due to the private placement which closed in April and deferred financing costs of $293,000 relating to BNPP (current year period - $49,000). In the year ended 31 January 2009 option and warrant exercises provided cash of $452,000 (prior year - $303,000).

Cash used in investing activities for the year ended 31 January 2009 was $22.776 million compared with $23.656 million in the preceding year, with the decrease being primarily the result of the cash purchase of $2.495 million of common shares of a publicly traded Canadian mining company whose primary business is the operation of a base metal mine in the prior year period, partially offset by higher engineering, project and environmental / permitting costs in the current year period.

Total cash for the year ended 31 January 2009 decreased by $12.730 million for a balance of $7.354 million compared to the year ended 31 January 2008 when cash increased by $11.187 million to a balance of $20.084 million.

Substantially all cash and equivalents are held in United States currency.

As at 31 January 2009 we had working capital of $3.582 million compared with $16.558 million at 31 January 2008 consisting primarily of cash of $7.354 million (31 January 2008 - $20.084 million), prepaids of $470,000 (31 January 2008 - $793,000) investments of $57,000 (31 January 2008 - $1,445,000) accounts payable and accrued liabilities of $2.797 million (31 January 2008 - $4.266 million) and the current portion of the notes to Cliffs of $1.250 million (31 January 2008 - $1.401 million). We expect to pay the remaining balance of $10.063 million (31 January 2008 - $10.834 million) long term notes to Cliffs and the convertible debt principal balance of $15 million from working capital, additional financing and funds from operations once commercial production has commenced. Our cash is primarily held in deposits and bearer deposits of a major Canadian bank and does not include any exposure to asset-backed commercial paper.

The consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and the settlement of liabilities in the normal course of operations. Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they fall due.

The Company has taken steps to fund its operations through the issuance of equity and debt. It plans to meet its financial obligations to the point at which all regulatory approvals for its NorthMet project have been obtained and which will allow the Company to raise capital to construct its mine and commence commercial production. Management believes that the negotiation of a convertible debenture for $50 million in 2008 will be sufficient to meet its obligations until it is able to raise capital to construct its mine. Two tranches of the convertible debenture amounting to $15 million were advanced to the Company by January 31, 2009. Further advances require the Company to achieve certain milestones and conditions. One of these conditions is for the Company to obtain the consent of Cliffs to allow the debenture holder to obtain a mortgage over certain of the Company’s assets. In the event that the milestones and conditions laid out in the convertible debenture are not met or their achievement is delayed the Company may be forced to curtail or delay expenditures, sell assets or seek additional financing sources. All of these circumstances may delay the progress of or affect the ultimate success of the Company’s plans.

Management of the Company has developed plans which, in the event of delays of the achievement of milestones under the convertible debenture, involve the curtailment or postponement of certain activities, the sale of assets and the provision of additional sources of finance. However, there is no assurance that management will be successful in achieving any or all of the opportunities it has identified or obtain sufficient liquidity to execute its business plans.

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

Pursuant to a financing agreement with Glencore, the Company has entered into convertible debenture agreements for $15 million. The Debentures are due on 30 September 2011 and bear interest at 12-month US dollar LIBOR plus 4%. Interest is payable in cash or by increasing the principal amount of the Debentures, at PolyMet’s option, for payments on or before September 30, 2009, and at Glencore’s option thereafter.

As at January 31, 2009 the outstanding long term debt was as follows:

	January 31, 2009	January 31, 2008

Notes payable	$11,299	$12,204
Accrued interest	14	31
Convertible debt	13,943	-
Total debt	25,256	12,235
Less current portion	(1,250)	(1,401)

Long term debt	$24,006	$10,834

We anticipate using working capital, additional financing and funds from operations once commercial production has commenced to meet the above payment obligations to Cliffs and Glencore

(c)        Research and Development, Patents and Licenses, Etc.

Not applicable.

(d)        Trend Information

Not applicable.

(e)        Off-Balance Sheet Arrangements

Not applicable.

(f)        Tabular Disclosure of Contractual Obligations

The following table lists as of January 31, 2009 information with respect to the Company’s known contractual obligations:

	Payments due by period
	Total	Less than	1 – 3 years	3 – 5 years	More than 5
Contractual Obligations		1 year			years
Accounts payable and	$2,797,000	$2,797,000	$-	$-	$-
accrued liabilities
Long-term debt obligations	31,790,000	1,948,000	24,157,000	2,619,000	3,066,000
Asset retirement obligation	23,556,000	337,000	927,000	1,192,000	21,100,000
Total	$58,143,000	$5,082,000	$25,084,000	$3,811,000	$24,166,000

Long-term debt obligations (including the current portion) are comprised of long-term and convertible debt balances, are set out in this table on an undiscounted basis and include anticipated interest. Asset retirement obligation represents the undiscounted obligation at 31 January 2009.

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

Stock-Based Compensation and Share Purchase Warrants

All stock-based awards made to directors, employees and non-employees are measured and recognized using a fair value based method. For directors and employees, the fair value of the options is measured at the date of the grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For directors, employees and non-employees, the fair value of the options is accrued and charged either to operations or mineral property plant and equipment, with the offsetting credit to contributed surplus, on a graded method over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

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

Vacancies on the Board of Directors are filled by election from nominees chosen by the remaining Directors and the persons filling those vacancies will hold office until the next annual general meeting of shareholders, at which time they may be re-elected or replaced. (For more details on the process for nominating directors, see our Nominations Committee Charter, referenced hereto as Exhibit 11.2. )

The following is a list of the names and ages of our directors and executive officers:

Name	Age	Position

William Murray	60	Executive Chairman
Joseph Scipioni	55	Director, President, and Chief Executive Officer
Douglas J. Newby	50	Chief Financial Officer
Niall Moore	47	Corporate Secretary and Group Controller
William Corneliuson	66	Director
David Dreisinger	51	Director
W. Ian L. Forrest	70	Director
George Molyviatis	46	Director
Frank Sims	58	Director
James Swearingen	66	Director
Stephen Rowland	47	Director

William Murray has served as our Executive Chairman since February 5, 2008 and has served as a member of our board of directors since March 17, 2003. He previously served as our President and Chief Executive Officer from March 17, 2003 until February 5, 2008. Mr. Murray is an engineer in the mining industry with more than 35 years of experience in construction management and project evaluation in North America and Africa. From April 1993 to 2003, Mr. Murray provided consulting services to the mining industry as a principal of Optimum Project Services Ltd. Prior to that, Mr. Murray was employed by Fluor Daniel, a large U.S. Engineering & Construction contractor, as the Director of New Business from October 1989 to April 1993. From September 1981 to May 1986, Mr. Murray was a Director of Project Services at Denison Mines where he was part of the core team than built the $1.2 billion Quintette Coal project. From September 1970 to August 1981, Mr. Murray held a number of positions at Anglo American Corp in South Africa, principally in the Gold Division. Mr. Murray is also a director of South American Silver Corp. and Aura Minerals, Inc. Mr. Murray currently resides in British Columbia, Canada.

Joseph Scipioni has served as our President and Chief Executive Officer since February 5, 2008 and as a member of our board of directors since February 19, 2008. He also serves on our safety, health and environmental committee. Mr. Scipioni served as our Chief Operating Officer since March 2007 and as General Manager of our Minnesota operations since July 2006. Prior to June 2006, Mr. Scipioni's career spanned more than 30 years with United States Steel Corporation where he worked in a number of progressively senior positions in operations. His last position was Plant Manager at the Keewatin Taconite plant in Minnesota. Mr. Scipioni is an active advisor to the University of Minnesota Natural Resources Research Institute based in Duluth, Minnesota and is an officer of the Northern Minnesota Chapter of the Society of Mining, Metallurgy and Exploration. In addition, Mr. Scipioni has served in leadership positions with the Iron Mining Association of Minnesota, Central Iron Range Initiative, United Way of Northeastern Minnesota and Hibbing Chamber of Commerce. Mr. Scipioni currently resides in Minnesota, United States.

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

Niall Moore has served as our Corporate Secretary since December 2006 and as our Group Controller since September 2006. Mr. Moore has over 20 years of experience with public companies in the resource sector. From November 2002 to May 2006, he was Director, Corporate Reporting for Placer Dome Inc. and from May 2006 until December 2006 he worked as a consultant to Barrick Gold, Inc. following that company’s acquisition of Placer. Prior to November 2002, Mr. Moore was an audit partner at Ernst & Young LLP. Mr. Moore has extensive experience in financial reporting, compliance and valuation work. Mr. Moore currently resides in British Columbia, Canada.

William D. Corneliuson has served as a member of our board of directors since March 8, 2007. He also serves on our audit, nominating and corporate governance, and compensation committees. In April 1993, Mr. Corneliuson founded B.C. Holdings and to date remains as the President and Chief Investment Officer. Mr. Corneliuson has over 30 years of investment experience in a range of asset management positions including managing large institutional portfolios, mutual funds and a private investment fund. Prior to founding B.C. Holdings, Mr. Corneliuson co-founded Strong Capital Management in 1976, which became Strong/Corneliuson Capital Management, where he served as the firm's President and raised and managed several billion dollars of institutional assets and a variety of mutual funds that achieved superior ratings. Mr. Corneliuson received a B.A. in Political Science and subsequently an MBA from Michigan State University. Mr. Corneliuson served in the U.S. Marine Corps where he achieved the rank of Captain. Mr. Corneliuson also serves as Chairman of the board of Medwave Inc., a medical device development company. Mr. Corneliuson currently resides in Wisconsin, United States.

Dr. David Dreisinger has served as a member of our board of directors since October 3, 2003. Dr. Dreisinger also served on our audit committee prior to June 2006. Since 1988, Dr. Dreisinger has been a member of the faculty at the University of British Columbia in the Department of Metal and Material Engineering and is currently Professor and Chairholder of Industrial Research and Chair in Hydrometallurgy. He has published over 100 papers and has been extensively involved as a process consultant in industrial research programs with metallurgical companies. Dr. Dreisinger has participated in 11 U.S. patents for work in areas such as pressure leaching, ion exchange removal of impurities from process solutions, use of thiosulfate as an alternative to cyanide in gold leaching, and leach-electrolysis treatment of copper recovery from sulfide ores, and the Sepon Copper Process for copper recovery from sulfidic-clayey ores. Dr. Dreisinger serves as a director of International Nickel Ventures, Inc. and as Vice President – Metallurgy/Process of Baja Mining Corp. Dr. Dreisinger currently resides in British Columbia, Canada.

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

George Molyviatis has served as a member of our board of directors since March 17, 2003. Mr. Molyviatis also serves on our audit, compensation, and nominating and corporate governance committees. Mr. Molyviatis has approximately 20 years experience as an investment banker and businessman. He started his career with BNP Paribas in Geneva in 1986 where held increasingly senior positions, ultimately becoming a Senior Vice-President. In 1994 he joined the Credit Suisse group as a Senior Vice-President and left in 1996 to join Pegasus Securities, S.A., a Greek investment bank that he ran until 1999, when it was sold. Since then Mr. Molyviatis has been a private investor in several natural resource companies and owns several large forestry and timber processing facilities in Georgia and Russia. Mr. Molyviatis currently resides in Athens, Greece.

Stephen Rowland has served as a member of our board of directors since October 30, 2008. Mr. Rowland has been an executive with Glencore, a privately held diversified natural resources company, since 1988. Mr. Rowland has held various positions with responsibility for international trading in metals and minerals in London, Switzerland, and the United States. Prior to joining Glencore, Mr. Rowland started his career in 1985 with Cargill, Inc. in Minneapolis. Mr. Rowland currently resides in Connecticut, United States.

Frank L. Sims has served as a member of our board of directors since February 19, 2008. He also serves on our audit, nominating and corporate governance and safety, health and environmental committees. Mr. Sims is a recognized business leader whose career has been focused in Minnesota and the upper Midwest. Mr. Sims has held a series of progressively senior positions with Cargill, Incorporated between 1972 and his retirement in December 2007. Most recently he served as Corporate Vice President. Minnesota-headquartered Cargill is an international provider of food, agricultural and risk management products and services. Mr. Sims currently serves on the board of Piper Jaffray Companies. Mr. Sims has previously served on the board of Tennant Company, as Vice-Chair of the U.S. Marine Transportation System National Advisory Council, was a Chairman of the board of the North American Export Grain Association, and as Chairman of the Federal Reserve Bank of Minneapolis. Mr. Sims currently resides in Minnesota, United States.

James Swearingen has served as a member of our board of directors since January 14, 2005. He also serves on our safety, health and environmental committee. From September 1994 to April 2003, Mr. Swearingen was General Manager of US Steel Corporation’s Minnesota Ore Operations located at the Minntac mine and plant, the largest mining operation in North America. He held a series of progressively senior positions with US Steel Corporation between 1964 and his retirement in 2003. He has served as co-chair of the Governor's Committee on Minnesota's Mining Future. Mr. Swearingen is also active with other groups that bring new technology to north-eastern Minnesota to develop non-ferrous mines and new, value added, projects in steel making. He is also an active advisor to the University of Minnesota's Natural Resources Research Institute based in Duluth, Minnesota, and was recently elected to the City Council of Biwabik, Minnesota. Mr. Swearingen currently resides in Minnesota, United States.

W. Ian L. Forrest was a director of AB Airlines plc from June 30 to July 30, 1999 and, on August 2, 1999 AG Airlines plc was placed in administrative receivership.

B.        Statement of Executive Compensation

The following table sets forth the compensation paid to our Named Executive Officers for the fiscal year ended January 31, 2009:

					Pension,
	Salaries				Retirement
	Commissions				and Similar	Total
	and Bonuses		Options(1)		Benefits(2)	Compensation

William Murray, Executive
Chairman	$278,877	$	nil	$	nil	$278,877
Joseph Scipioni, President and
Chief Executive Officer	$200,000		$99,206		$14,952	$314,158
Douglas Newby Chief Financial
Officer	$200,000	$	nil		$8,002	$208,002

(1)	Balance represents the fair value of options issued to Mr. Scipioni when he joined the Board of Directors in February 2008.

(2)	Balances represent Company contributions under 401k pension plans.

During the fiscal year ended January 31, 2009, we had three Named Executive Officers (“NEOs”) (for the purposes of applicable securities legislation), namely:

(a)	William Murray, Executive Chairman;

(b)	Joseph Scipioni, President and Chief Executive Officer and

(c)	Douglas Newby, Chief Financial Officer.

During the fiscal year ended January 31, 2009, no compensation was paid or is payable by us to the directors of the Company, other than the NEOs (the “Other Directors”), or our subsidiaries, if any, for their services in their capacity as directors, including any amounts payable for committee participation or special assignments pursuant to any standard or other arrangements; or The Company has no pension plan or other arrangement for non-cash compensation to the Other Directors, except as follows:

Name of Director	Consulting Fees
David Dreisinger	56,000 (1)

(1) Consulting Fees paid in connection with the Company’s NorthMet Project.

Upon joining the Board of Directors in February 2008, Frank Sims was granted stock options with a fair value of $396,823.

C.        Board Practices

All of our directors hold office until the next annual meeting of shareholders and until their successors have been elected and qualified. Our officers are elected by the Board of Directors at the first Board of Directors meeting after each annual meeting of shareholders and hold office until death, resignation, or upon removal from office.

None of our directors have service contracts with us providing for benefits upon termination of their employment.

Our Audit Committee consists of W. Ian L. Forrest, William Corneliuson, George Molyviatis and Frank Sims, all of whom are independent directors. All four members of the Audit Committee meet the criteria of an “Audit Committee Financial Expert” under the applicable rules and regulations of the SEC. and such designation has been ratified by the Board of Directors. The Audit Committee oversees our auditing procedures, receives and accepts the reports of our independent certified public accountants, oversees our internal systems of accounting and management controls, and makes recommendations to the Board of Directors as to the selection and appointment of our auditors. The Audit Committee is governed by the terms of the Charter of the Audit Committee of the Board of Directors which has previously been filed as Exhibit 16.1.

Our Compensation Committee consists of W. Ian L. Forrest, William Corneliuson and George Molyviatis. Mr. Forrest is the chair of the Compensation Committee. The function of the Compensation Committee is to administer the 2007 PolyMet Omnibus Share Compensation Plan and to have authority over the salaries, bonuses, and other compensation arrangements of our executive officers.

Our Nominating and Corporate Governance Committee consists of W. Ian L. Forrest, William Corneliuson, George Molyviatis and Frank Sims. Mr. Sims is the chair of the Nominating Committee. This committee (1) identifies individuals qualified to become members of the Board, (2) selects, or recommends to the Board, the director nominees for the next annual shareholders meeting, (3) selects candidates to fill any vacancies on the Board; and (4) develops and recommends to the Board a set of corporate governance principles applicable to the corporation.

D.        Employees

As of January 31, 2009 we had 20 full-time employees, with three located in our Vancouver office and the 15 located in our Hoyt Lakes office. None of our employees are covered by a collective bargaining agreement. We believe that our relations with our employees are good.

During the fiscal year ended January 31, 2009, we employed an average of 6 consultants working out of our Vancouver and Minnesota offices.

E.        Share Ownership

For the shareholdings of our directors and executive officers see Item 7(A).

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.        Major Shareholders

The following table sets forth, as of April 27, 2009, certain information regarding the ownership of our voting securities by each stockholder known to our management to be (i) the beneficial owner of more than 5% of our outstanding common stock, (ii) our directors, (iii) our current executive officers identified under Item 6(A), and (iv) all executive officers and directors as a group. We believe that, except as otherwise indicated, the beneficial owners of the common stock listed below, based on information furnished by such owners, have sole investment and voting power with respect to such shares.

		Percent of
Name and Address of	Amount and Nature of	Outstanding Shares
Beneficial Owner (1)	Beneficial Ownership	of Common Stock

William Murray (2)	2,847,276	2.1%

Douglas J. Newby (3)	1,050,000	*

Joseph Scipioni (4)	1,050,000	*

Niall Moore (5)	525,000	*

David Dreisinger (6)	1,276,300	*

W. Ian L. Forrest (7)	2,303,000	1.7%

George Molyviatis (8)	8,734,920	6.3%

James Swearingen (9)	550,000	*

William D. Corneliuson (10)	960,000	*

Frank Sims (11)	600,000	*

Stephen Rowland	Nil	*

All executive officers and directors as a group (11 persons) (12)	19,896,496	13.7%

5% or more shareholders:

Cleveland-Cliffs, Inc. (13) 1100 Superior Avenue Cleveland, OH 44114-2589	9,200,547	6.7%

*	Less than 1%.

1.	The address of each person, unless otherwise noted, is c/o PolyMet Mining Corp., Suite 1003- 1177 West Hastings Street, Vancouver, British Columbia V6E 2K3.

2.

Includes 100,000 common shares issuable upon exercise of currently exercisable options, at an exercise price of CDN$0.66 per share set to expire on July 5, 2009, 300,000 shares of common stock issuable upon exercise of currently exercisable options, at an exercise price of CDN$1.36 per share set to expire on September 19, 2010, 450,000 common shares issuable upon exercise of currently exercisable options at an exercise price of CDN$2.76 per share set to expire on March 20, 2011 and 200,000 shares of common stock issuable upon exercise of currently exercisable options, at an exercise price of US$0.82 per share set to expire on February 17, 2014. Mr. Murray directly owns 810,100 common shares and has voting and dispositive control over 987,176 common shares owned in the name of Group 4 Ventures of which he is the sole stockholder.

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

4.

Includes 200,000 common shares issuable upon exercise of currently exercisable options, at an exercise price of CDN$2.97 per share set to expire on June 19, 2011, 300,000 common shares issuable upon exercise of currently non-exercisable options, at an exercise price of CDN$3.30 per share set to expire on January 5, 2012, 250,000 common shares issuable upon exercise of currently non-exercisable options, at an exercise price of USD$2.92 per share set to expire on March 12, 2012 and 100,000 common shares issuable upon exercise of currently non- exercisable options, at an exercise price of USD$2.72 per share set to expire on February 15, 2013, 200,000 shares of common stock issuable upon exercise of currently exercisable options, at an exercise price of US$0.82 per share set to expire on February 17, 2014 held in Mr. Scipioni’s name.

5.

Includes 275,000 common shares issuable upon exercise of currently exercisable options, at an exercise price of CDN$3.82 per share set to expire on September 1, 2011, 175,000 common shares issuable upon exercise of currently non-exercisable options, at an exercise price of CDN$3.30 per share set to expire on January 5, 2012 and 75,000 shares of common stock issuable upon exercise of currently exercisable options, at an exercise price of US$0.82 per share set to expire on January 30, 2014 held in Mr. Moore’s name.

6.

Includes 300,000 common shares issuable upon exercise of currently exercisable options, at an exercise price of CDN$0.66 per share set to expire on July 5, 2009, 150,000 common shares issuable upon exercise of currently exercisable options, at an exercise price of CDN$1.36 per share set to expire on September 19, 2010, 250,000 common shares issuable upon exercise of currently exercisable options, at an exercise price of CDN$2.76 per share set to expire on March 20, 2011 and 150,000 shares of common stock issuable upon exercise of currently exercisable options, at an exercise price of US$0.82 per share set to expire on February 17, 2014. Dr. Dreisinger directly owns 426,300 common shares.

7.

Includes 350,000 common shares issuable upon exercise of currently exercisable options, at an exercise price of CDN$0.66 per share set to expire on July 5, 2009, 150,000 common shares issuable upon exercise of currently exercisable options, at an exercise price of CDN$1.36 per share set to expire on September 19, 2010, 250,000 common shares issuable upon exercise of currently exercisable options, at an exercise price of CDN$2.76 per share set to expire on March 20, 2011 and 150,000 shares of common stock issuable upon exercise of currently exercisable options, at an exercise price of US$0.82 per share set to expire on February 17, 2014. Mr. Forrest has voting and dispositive control with respect to 1,028,000 common shares owned in the name of Micor Trading SA of which he is a director, 375,000 common shares owned in the name of Panares Resources Inc. of which he is a director, and Catherine L. Forrest, Mr. Forrest’s wife, directly owns 932,380 common shares.

8.

Includes 150,000 common shares issuable upon exercise of currently exercisable options, at an exercise price of CDN$1.36 per share set to expire on September 19, 2010, 250,000 common shares issuable upon exercise of currently exercisable options, at an exercise price of CDN$2.76 per share set to expire on March 20, 2011 and 150,000 shares of common stock issuable upon exercise of currently exercisable options, at an exercise price of US$0.82 per share set to expire on February 17, 2014. Mr. Molyviatis directly owns 8,184,920 common shares.

9.

Includes 150,000 common shares issuable upon exercise of currently exercisable options, at an exercise price of CDN$1.36 per share set to expire on September 19, 2010, 250,000 common shares issuable upon exercise of currently exercisable options, at an exercise price of CDN$2.76 per share set to expire on March 20, 2011 and 150,000 shares of common stock issuable upon exercise of currently exercisable options, at an exercise price of US$0.82 per share set to expire on February 17, 2014. Mr. Swearingen’s wife, directly owns 900 common shares.

10.

Includes 400,000 common shares issuable upon exercise of currently exercisable options, at an exercise price of US$2.88 per share set to expire on March 8, 2012 and 200,000 shares of common stock issuable upon exercise of currently exercisable options, at an exercise price of US$0.82 per share set to expire on February 17, 2014. Mr. Corneliuson directly owns 360,000 common shares.

11.

Includes 400,000 common shares issuable upon exercise of currently un-exercisable options, at an exercise price of US$2.72 per share set to expire on February 15, 2014 and 200,000 shares of common stock issuable upon exercise of currently exercisable options, at an exercise price of US$0.82 per share set to expire on February 17, 2013.

12.	Includes 7,525,000 common shares issuable upon exercise of currently exercisable options.

13.	This shareholder held 1,000,000 shares as of January 31, 2005, 7,200,547 as of January 31, 2006 and 9,200,547 as of January 31, 2007, January 31, 2008 and January 31, 2009.

Our shareholders who beneficially own more than 5% of our common shares outstanding do not have voting rights different from any other shareholders of common shares.

As of April 27, 2009, there were 337 holders of record of our common shares of which 259 were U.S. residents owning 31.47% of our outstanding common shares.

B.        Related Party Transactions

The Company has conducted transactions with officers, directors and persons or companies related to directors and paid or accrued amounts as follows:

	2009	2008	2007

Consulting fees paid to David Dreisinger, a	$56	$63	$62
Director of the Company
Consulting fees paid to James Swearingen,	-	55	60
a Director of the Company
Management fees paid to Group 4	-	81	180
Ventures, an affiliate controlled by the
Executive Chairman of the Company
Rent and office charges paid to Baja Mining	5	25	62
Corp., a company of which the Executive
Chairman was a director
	$61	$224	$364

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value, which is the amount of consideration established and agreed to by the related parties.

During the year ended 31 January 2009, the Company paid $56,000 (2008 - $63,000 and 2007 - $62,000) to Dr. Dreisinger for consulting fees primarily in connection with activities related to the processing / technical side of the NorthMet project and related expenses (the latter were supported by invoices and receipts). The consulting fees were based on a monthly fee of Canadian $5,500 plus general sales tax. Throughout the term of his engagement, Dr. Dreisinger has conducted in-person and telephonic meetings with Mr. William Murray, the Company’s Executive Chairman and formally its President and Chief Executive Officer, and other members of management at which he provided both verbal and written updates on the status of test work and made recommendations for future activities. These meetings occurred approximately every two to three weeks for the past five years.

During the year ended 31 January 2009, the Company paid $nil (2008 - $55,000 and 2007 - $59,600) to Mr. Swearingen for consulting fees primarily in connection with activities related to our agreements with Cliffs Erie L.L.C. and land tenure and related expenses (the latter were supported by invoices and receipts). The consulting fees were based on a monthly fee of $5,000. Mr. Swearingen spent a significant amount of time in our Hoyt Lakes office reporting to both Mr. Murray and Mr. Warren Hudelson, our senior officer at that site, on a regular basis until Mr. Joseph Scipioni joined the Company. He then reported to Mr. Scipioni, who at the time, was PolyMet’s General Manager and Chief Operating Officer.

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

During the year ended 31 January 2009, the Company paid $nil (2008 - $81,000 and 2007 - $180,000) to Group 4 Ventures (“Group 4”) for the provision of consulting services of Mr. Murray, at a fixed monthly rate in accordance with a written contract. These amounts were in addition to the salary paid to him during the year ended 31 January 2008 of $172,000 (2007 - $53,000). Effective 1 July 2007, Mr. Murray’s employment agreement was adjusted to include, as salary, the amounts formerly paid to Group 4 Ventures as consulting fees and the contract with Group 4 was terminated.

During the year ended 31 January 2009, the Company paid $5,000 (2008 - $25,000 and 2007 - $62,000) to Baja Mining Corp. (“Baja”) primarily for rent and office costs, including health insurance plan costs. The agreement between Baja and the Company was oral in nature. Mr. Murray ceased being a Director of Baja in June 2008. Effective 1 February, 2007, the Company occupied its own premises and ceased paying rent to Baja. Effective 1 September, 2008, the Company ceased paying the remaining costs to Baja.

The Company believes that the contracts with Group 4 and Baja were at terms that were fair to the parties involved.

C.        Interests of experts and counsel.

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.        Consolidated Statements and Other Financial Information

See Item 17.

Legal Proceedings

Neither we nor our subsidiaries is a party to, nor is our property or the property of our subsidiaries’ the subject of, any pending legal or arbitration proceeding that is material.

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

B.        Significant Changes

There have been so significant changes subsequent to January 31, 2009.

ITEM 9. THE OFFER AND LISTING

A.        The Offer and Listing Details

The following table outlines the annual high and low market prices for the five most recent fiscal years:

Fiscal Year Ended	Toronto Stock Exchange1 / TSX–Venture Exchange		American Stock Exchange2 / Over– the–Counter Bulletin Board
	High	Low	High	Low
January 31, 2009	CDN$4.49	CDN$0.60	US$4.50	US$0.46
January 31, 2008	CDN$4.61	CDN$2.65	US$4.18	US$2.7201
January 31, 2007	CDN$5.34	CDN$2.58	US$4.21	US$2.25
January 31, 2006	CDN$2.74	CDN$0.51	US$2.42	US$0.42
January 31, 2005	CDN$1.20	CDN$0.27	US$0.90	US$0.20

The following table outlines the high and low market prices for each fiscal financial quarter for the two most recent fiscal periods and any subsequent period:

Fiscal Quarter Ended	Toronto Stock Exchange		American Stock Exchange
	High	Low	High	Low
January 31, 2009	CDN$1.61	CDN$0.60	US$1.40	US$0.46
October 31, 2008	CDN$3.64	CDN$1.01	US$3.47	US$0.90
July 31, 2008	CDN$4.49	CDN$3.24	US$4.50	US$3.21
April 30, 2008	CDN$3.80	CDN$2.56	US$3.78	US$2.60
January 31, 2008	CDN$3.59	CDN$2.65	US$3.89	US$2.7201
October 31, 2007	CDN$2.93	CDN$4.01	US$4.02	US$2.73
July 31, 2007	CDN$4.15	CDN$2.60	US$3.74	US$2.25
April 30, 2007	CDN$4.61	CDN$3.25	US$4.15	US$2.74

The following table outlines the high and low market prices for each of the most recent six months:

Month Ended	Toronto Stock Exchange		American Stock Exchange
	High	Low	High	Low
March 31, 2009	CDN$1.00	CDN$0.72	US$0.84	US$0.57
February 28, 2009	CDN$1.09	CDN$0.74	US$0.90	US$0.60
January 31, 2009	CDN$1.18	CDN$0.81	US$0.99	US$0.67
December 31, 2008	CDN$1.17	CDN$0.60	US$1.25	US$0.46
November 30, 2008	CDN$1.61	CDN$0.60	US$1.40	US$0.46
October 31, 2008	CDN$2.46	CDN$1.01	US$2.30	US$0.90

1.	On January 31, 2007 we ceased trading on the TSX Venture Exchange and on February 1, 2007, we commenced trading on the Toronto Stock Exchange.

2.	On June 26, 2006, we began trading on the New York Stock Exchange Amex.

B.        Plan of Distribution

Not applicable.

C.        Markets

In April 1984, our common shares commenced trading on the TSX Venture Exchange in British Columbia, Canada under the symbol "POM.” On February 1, 2007, our common shares graduated to trading on the TSX Exchange in British Columbia under the symbol “POM”. In August 2000, our common shares began trading on the OTCBB under the symbol “POMGF.” On June 26, 2006, our common shares commenced trading on the New York Stock Exchange Amex (formerly the American Stock Exchange) under the symbol “PLM.”

D.        Selling Shareholders

Not applicable.

E.        Dilution

Not applicable.

F.        Expenses of the Issue

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

Purchase Agreement

For a complete description of the purchase agreement entered into with Glencore AG, see Item 5(a).

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

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange, including the New York Stock Exchange Amex, or other market, as defined in applicable U.S. Treasury regulations. Our common shares are listed on the New York Stock Exchange Amex and, consequently, the mark-to-market election should be available to a U.S. Holder, provided that our common shares are traded in sufficient quantities.

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

F.        Dividends and Paying Agents

Not Applicable.

G.        Statement by Experts

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

I.        Subsidiary Information

Not Applicable

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

Not Applicable.

ITEM 13. DEFAULT, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHT OF SECURITY HOLDERS AND USE OF PROCEEDS

Shareholder Rights Plan

Effective May 25, 2007, the Company adopted an updated Shareholder Rights Plan (“Rights Plan”), which was approved by the Company’s shareholders’ on June 27, 2007 and modified by the Company’s shareholders on 17 June 2008. Under the Rights Plan, the Company has issued one right for no consideration in respect of each outstanding common share of the Company to all holders of record of common shares on December 4, 2003. All common shares subsequently issued by the Company during the term of the Rights Plan will have one right represented for each common share held by the shareholder of the Company. The term of the Rights Plan is 10 years, unless the rights are earlier redeemed or exchanged. The Rights issued under the Rights Plan become exercisable only if a party acquires 20% or more of the Company's common shares without complying with the Rights Plan or without the approval of the Board of Directors of the Company.

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

The Shareholder Rights Plan is filed as Exhibit 14.1.

ITEM 15. CONTROLS AND PROCEDURES

A. Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report, an evaluation was performed under the supervision and with the participation of our management, including the chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15 of the Exchange Act, as amended). Based on that evaluation, our management, including the chief executive officer and chief financial officer, concluded that at 31 January 2009 the Company’s disclosure controls and procedures were effective in providing reasonable assurance that material information required to be disclosed by us in the reports that we file or submit under the Exchange Act, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. In reaching this conclusion, the Company recognizes two factors that must be and are present:

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

Management has assessed the effectiveness of the Company’s internal control over financial reporting as at 31 January 2009. In making its assessment, management has used the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to evaluate the Company’s internal control over financial reporting. Based on this assessment, management has concluded that the Company had a material weakness in internal control over financial reporting.

A material weakness is a control deficiency, or combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the annual financial statements will not be prevented or detected.

As at 31 January 2009, effective controls were not maintained over the accounting treatment and review of one-off transactions in the financial statement close process relating to the Company’s share bonus plan. This isolated control deficiency resulted in a non-cash increase in contributed surplus and mineral property of $2.0 million in the consolidated financial statements.

As a result, management concluded that the Company’s internal control over financial reporting was not effective as at 31 January 2009.

C. Attestation Report of the Registered Public Accounting Firm

The attestation report of PricewaterhouseCoopers with respect to the Company’s internal control over financial reporting is filed with Item 17 of this Annual Report.

D. Changes in Internal Controls

Other than discussed in Item15B above, there have been no other changes in the Company’s internal control over financial reporting during the year ended 31 January 2009 that have materially affected, or are reasonably likely to material affect, its internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

As of January 31, 2009, the audit committee consisted of four directors. All four members of the Audit Committee, W. Ian L. Forrest, William Corneliuson, George Molyviatis and Frank Sims, meet the criteria of an “Audit Committee Financial Expert” under the applicable rules and regulations of the SEC, and each of their designation as an “Audit Committee Financial Expert” has been ratified by the Board. All four members of the Audit Committee are “independent,” as that term is defined in the New York Stock Exchange Amex listing standards.

ITEM 16B. CODE OF ETHICS

We have adopted Code of Ethics, effective April 5, 2006, which applies to all our employees, including our directors and executive officers, including our principal executive, financial and accounting officers, and persons performing similar functions. The Code of Ethics covers areas of professional and business conduct, and is intended to promote honest and ethical behavior, including fair dealing and the ethical handling of conflicts of interest, support full, fair, accurate, and timely disclosure in reports and documents we file with, or submit to, the SEC and other governmental authorities, and in its other public communications; deter wrongdoing; encourage compliance with applicable laws, rules, and regulations; and to ensure the protection of our legitimate business interests. We also encourage our directors, officers, employees and consultants to promptly to report any violations of the Code of Ethics.

The Code has previously been filed as Exhibit 11.1.

ITEM 16C.        PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following outlines the expenditures for accounting fees billed and paid for the last two fiscal periods ended:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees[1]	All Other Fees
January 31, 2009	CDN $279,220	CDN $47,000	CDN $14,130	CDN $Nil
January 31, 2008	CDN $148,333	CDN $23,400	CDN $14,500	CDN $Nil

1	Audit Related Fees are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under Audit Fees.
2	Tax fees consist of fees to prepare the Company’s annual tax filings.

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

ITEM 16D.        EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16D.        PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

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

31 January 2009, 2008 and 2007

U.S. Funds

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

Management’s Annual Report on Internal Control over Financial Reporting

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

Management has assessed the effectiveness of the Company’s internal control over financial reporting as at 31 January 2009. In making its assessment, management has used the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to evaluate the Company’s internal control over financial reporting. Based on this assessment, management has concluded that the Company had a material weakness in internal control over financial reporting.

A material weakness is a control deficiency, or combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the annual financial statements will not be prevented or detected.

As at 31 January 2009, effective controls were not maintained over the accounting treatment and review of one-off transactions in the financial statement close process relating to the Company’s share bonus plan. This isolated control deficiency resulted in a non-cash increase in contributed surplus and mineral property of $2.0 million in the consolidated financial statements.

As a result, management concluded that the Company’s internal control over financial reporting was not effective as at 31 January 2009.

The effectiveness of the Company’s internal control over financial reporting as at 31 January 2009 has been audited by PricewaterhouseCoopers LLP, our independent auditors, as stated in their report which appears herein.

“Joseph Scipioni” (signed)	“Douglas Newby” (signed)

Joseph Scipioni	Douglas Newby
President and Chief Executive Officer	Chief Financial Officer

Independent Auditors’ Report

To the Shareholders of PolyMet Mining Corp.

We have completed integrated audits of PolyMet Mining Corp.’s 2009 and 2008 consolidated financial statements and of its internal control over financial reporting as at January 31, 2009 and an audit of its 2007 consolidated financial statements. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of PolyMet Mining Corp. (the “Company”) as at January 31, 2009 and 2008, and the related consolidated statements of loss, other comprehensive loss and deficit, changes in shareholders’ equity and cash flows for each of the years in the three year period ended January 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Company’s financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at January 31, 2009 and January 31, 2008 and the results of its operations and its cash flows for each of the years in the three year period ended January 31, 2009, in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited PolyMet Mining Corp.’s internal control over financial reporting as at January 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual financial statements will not be prevented or detected on a timely basis. As at January 31, 2009, a material weakness relating to the Company’s share bonus plan was identified as described in the accompanying Management Annual Report on Internal Control over Financial Reporting.

We considered this material weakness in determining the nature, timing and extent of audit tests applied in our audit of the Company’s January 31, 2009 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on these consolidated financial statements.

In our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as at January 31, 2009 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

"PricewaterhouseCoopers LLP"

Chartered Accountants
Vancouver, BC, Canada
April 29, 2009

PolyMet Mining Corp.
(a development stage company)
Consolidated Balance Sheets
As at January 31
All figures in Thousands of U.S. Dollars

ASSETS	2009	2008
Current
Cash and equivalents	$7,354	$20,084
Accounts receivable and advances	69	168
Investment (Note 13)	57	1,445
Prepaid expenses	470	793
	7,950	22,490
Deferred Financing Costs (Note 14c)	1,739	1,690
Mineral Property, Plant and Equipment (Notes 3 and 4)	93,067	65,019
	$102,756	$89,199

LIABILITIES
Current
Accounts payable and accrued liabilities	$2,797	$4,266
Current portion of long term debt (Note 5)	1,250	1,401
Current portion of asset retirement obligation (Note 6)	321	265
	4,368	5,932
Long term
Long term debt (Note 5)	10,063	10,834
Long term accounts payable	-	108
Convertible debt (Note 7)	13,943	-
Asset retirement obligation (Note 6)	2,890	3,174
Total Liabilities	31,264	20,048

SHAREHOLDERS’ EQUITY
Share Capital - (Note 8)	104,768	104,615
Contributed Surplus – (Note 8d)	27,549	20,825
Deficit	(60,825)	(56,289)
	71,492	69,151
Total Liabilities and Shareholders’ Equity	$102,756	$89,199

Nature of Business and Liquidity Risk (Note 1)
Contingent Liabilities and Commitments (Notes 4 and 14)

ON BEHALF OF THE BOARD:

“William Murray”	, Director

“David Dreisinger”	, Director

- See Accompanying Notes –

PolyMet Mining Corp.
(a development stage company)
Consolidated Statements of Loss, Other Comprehensive Loss and Deficit
For the Years Ended 31 January
All figures in Thousands of U.S. Dollars, except per share amounts

	2009	2008	2007
Pre-feasibility Costs (Note 2)	-	-	8,844

General and Administrative
Amortization	31	56	7
Consulting fees	45	73	1,458
Investor relations and financing	169	270	218
Office and corporate wages	1,247	1,681	899
Professional fees	512	652	790
Shareholders’ information	311	373	125
Stock-based compensation (Note 8c))	487	635	4,723
Transfer agent and filing fees	158	127	272
Travel	424	532	482
	3,384	4,399	8,974

Other Expenses (Income)
Interest income, net	(154)	(1,168)	(428)
Loss (gain) on foreign exchange	156	(566)	536
Investment loss (Note 13)	1,365	1,050	-
Rental income	(215)	(25)	(33)
	1,152	(709)	75

Loss for the Year and Comprehensive Loss	4,536	3,690	17,893

Deficit Beginning of the Year	56,289	52,599	34,706

Deficit End of Year	60,825	56,289	52,599

Basic and Diluted Loss per Share	$(0.03)	$(0.03)	$(0.16)
		-
Weighted Average Number of Shares	137,187,927	133,697,572	114,754,213

- See Accompanying Notes -

PolyMet Mining Corp.
(a development stage company)
Consolidated Statements of Changes in Shareholders’ Equity

All figures in Thousands of U.S. Dollars, except for Shares	Common Shares (Note 8)
	Authorized			Contributed
	Shares	Shares	Amount	Surplus	Deficit	Total
Balance – 31 January 2006	Unlimited	100,173,173	46,009	8,084	(34,706)	19,387
Loss for the year	-	-	-	-	(17,893)	(17,893)
Issuance of shares for bonus (Note 14a))	-	2,350,000	1,289	-	-	1,289
Shares issued for cash:
Exercise of warrants	-	14,662,703	17,963	(3,653)	-	14,310
Exercise of options	-	2,193,000	765	-	-	765
Shares issued for property (Note 4)	-	2,000,000	6,160	-	-	6,160
Stock-based compensation	-	-	-	4,723	-	4,723
Warrants issued for deferred financing costs	-	-	-	1,197	-	1,197
Fair value of stock options exercised	-	-	737	(737)	-	-
Balance – 31 January 2007	Unlimited	121,378,876	$72,923	$9,614	$(52,599)	$29,938
Loss for the year	-	-	-	-	(3,690)	(3,690)
Shares and warrants issued:
Exercise of options	-	462,200	303	-	-	303
Fair value of stock options exercised	-	-	212	(212)	-	-
Private placement, finders’ fees and issuance costs	-	15,149,999	31,177	8,346	-	39,523
Stock-based compensation	-	-	-	3,077	-	3,077
Balance – 31 January 2008	Unlimited	136,991,075	$104,615	$20,825	$(56,289)	$69,151
Loss for the year	-	-	-	-	(4,536)	(4,536)
Shares and warrants issued:
Exercise of options	-	312,800	452	-	-	452
Fair value of stock options exercised	-	-	245	(245)	-	-
Convertible debt – conversion factor and warrants (Note 7)	-	-	-	691	-	691
Accrual of Milestones 2 and 4 Bonus Shares (Note 14)	-	-	-	3,912	-	3,912
Amendment to previously issued warrants (Note 8a))	-	-	(544)	544	-	-
Stock-based compensation	-	-	-	1,822	-	1,822
Balance – 31 January 2009	Unlimited	137,303,875	$104,768	$27,549	$(60,825)	$71,492

- See Accompanying Notes -

PolyMet Mining Corp.
(a development stage company)
Consolidated Statements of Cash Flows
For the Years Ended 31 January
All figures in Thousands of U.S. Dollars

	2009	2008	2007
Operating Activities
Loss for the year	$(4,536)	$(3,690)	$(17,893)
Items not involving cash
Consulting fees and Office and Corporate wages (Note 14a))	-	-	1,289
Amortization	31	56	7
Investment loss (Note 13)	1,365	1,050	-
Stock-based compensation	487	635	4,723
Changes in non-cash working capital items
Accounts receivable and advances	99	(107)	(20)
Prepaid expenses	323	(583)	(135)
Accounts payable and accrued liabilities	(1,059)	(51)	(199)
Net cash used in operating activities	(3,290)	(2,690)	(12,228)

Financing Activities
Share capital - for cash	452	39,826	15,075
Long-term debt repayment	(1,400)	(2,000)	(1,250)
Convertible debt	14,333	-	-
Deferred financing costs	(49)	(293)	(200)
Net cash provided by financing activities	13,336	37,533	13,625

Investing Activities
Purchase of investment	-	(2,495)	-
Purchase of mineral property, plant and equipment	(22,776)	(21,161)	(4,171)
Net cash used in investing activities	(22,776)	(23,656)	(4,171)

Net Increase (Decrease) in Cash and Cash Equivalents Position	(12,730)	11,187	(2,774)
Cash and Cash Equivalents Position - Beginning of Year	20,084	8,897	11,671
Cash and Cash Equivalents Position - End of Year	$7,354 $	20,084	$8,897

- See Accompanying Notes -

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2009, 2008 and 2007
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

1.	Nature of Business and Liquidity Risk

PolyMet Mining Corp. (the “Company”) was incorporated in British Columbia, Canada on 4 March 1981 under the name Fleck Resources Ltd. The Company changed its name from Fleck Resources to PolyMet Mining Corp. on 10 June 1998. The Company is engaged in the exploration and development, when warranted, of natural resource properties. The Company’s primary mineral property is the NorthMet Project, a polymetallic project in northeastern Minnesota, USA. The realization of the Company’s investment in the NorthMet Project and other assets is dependent upon various factors, including the existence of economically recoverable mineral reserves, the ability to obtain the necessary financing to complete the exploration and development of the NorthMet Project, future profitable operations, or alternatively upon disposal of the investment on an advantageous basis.

On 25 September 2006, the Company received the results of a Definitive Feasibility Study (“DFS”) prepared by Bateman Engineering (Pty) Ltd. (“Bateman”) that confirms the economic and technical viability of the NorthMet Project and, as such, the Project has moved from the exploration stage to the development stage.

Liquidity Risk

The consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and the settlement of liabilities in the normal course of operations. Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they fall due.

The Company has taken steps to fund its operations through the issuance of equity and debt. It plans to meet its financial obligations to the point at which all regulatory approvals for its NorthMet project have been obtained and which will allow the Company to raise capital to construct its mine and commence commercial production. Management believes that the negotiation of a convertible debenture (Note 7) for $50 million in 2008 will be sufficient to meet its obligations until it is able to raise capital to construct its mine. Two tranches of the convertible debenture amounting to $15 million were advanced to the Company by January 31, 2009. Further advances require the Company to achieve certain milestones and conditions. One of these conditions is for the Company to obtain the consent of Cliffs Natural Resources Inc. ("Cliffs") to allow the debenture holder to obtain a mortgage over certain of the Company’s assets (Notes 4&5). In the event that the milestones and conditions laid out in the convertible debenture are not met or their achievement is delayed the Company may be forced to curtail or delay expenditures, sell assets or seek additional financing sources. All of these circumstances may delay the progress of or affect the ultimate success of the Company’s plans.

Management of the Company has developed plans which, in the event of delays of the achievement of milestones or conditions under the convertible debenture, involve the curtailment or postponement of certain activities, the sale of assets and the provision of additional sources of finance. However, there is no assurance that management will be successful in achieving any or all of the opportunities it has identified or obtain sufficient liquidity to execute its business plans.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2009, 2008 and 2007
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

2.	Significant Accounting Policies

The consolidated financial statements of PolyMet Mining Corp. have been prepared in accordance with accounting principles generally accepted in Canada that require management to make assumptions and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the financial statements.

Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, expected economic lives of plant and equipment, anticipated costs of asset retirement obligations including the reclamation of mine site, valuation of options, convertible debt and share purchase warrants, and the assessment of impairment in value of long lived assets. Actual results could differ from these estimates. Significant differences from United States generally accepted accounting principles are disclosed in Note 16.

Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Poly Met Mining, Inc. Inter-company balances and transactions have been eliminated on consolidation.

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

Upon commencement of production, mineral properties and acquisition costs relating to mines are amortized over the estimated life of the proven and probable mineral reserves to which they relate, calculated on a unit of production basis.

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

Depreciation of plant and equipment is provided on a straight-line basis over the estimated economic life of the assets as follows:

Leasehold improvements – Straight-line over the term of the lease
Furniture and equipment – Straight-line over 10 years
Computers – Straight-line over 5 years
Computer software – Straight-line over 1 year

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
For the years ended 31 January 2009, 2008 and 2007
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

Stock-Based Compensation and Share Purchase Warrants

All stock-based awards made to directors, employees and non-employees are measured and recognized using a fair value based method. For directors and employees, the fair value of the options is measured at the date of the grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For directors, employees and non-employees, the fair value of the options is accrued and charged either to operations or mineral property plant and equipment, with the offsetting credit to contributed surplus, on a graded method over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

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
For the years ended 31 January 2009, 2008 and 2007
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

2.	Significant Accounting Policies - Continued

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

Recent Accounting Pronouncements

The Company has adopted the following CICA standards effective for the Company commencing February 1, 2008:

a)

Section 3031 – Inventories. This section prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories.

b)

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

The Section requires specific disclosures to be made, including the criteria for:

		(i)	Designating financial assets and liabilities as held for trading;
		(ii)	Designating financial assets as available for sale, and
		(iii)	Designating when impairment is recorded against the related financial asset or when an allowance account is used.

	c)	The adoption of Sections 3031, 3862 and 3863 did not have any impact on the opening equity and deficit of the Company.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2009, 2008 and 2007
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

2.	Significant Accounting Policies - Continued

In addition to above noted accounting policies, on 1 February 2008 the Company also adopted CICA Handbook Section 1535 – Capital Disclosures. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of the NorthMet Project and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

Similar to other companies in the development stage, the Company is in discussions with certain parties to provide funding which will enable the Company to execute its business plan. With the completion of the DFS and taking into account the current permitting process the Company is in, PolyMet will require additional funds through completion of permitting and through Project construction. Funding for the Project could come from a number of sources and include internal cash flows (for the second stage of the construction), bank project financing and capital market financing. During the upcoming fiscal year, the Company’s objective is to identify the source or sources from which it will obtain the capital required to complete the Project.

The Company has no externally imposed capital requirements. In the management of capital, the Company includes the components of shareholders’ equity, convertible debt and long-term debt. The Company manages the capital structure and makes adjustments to it depending on economic conditions and the rate of anticipated expenditures. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets.

In order to assist in management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors. The budgets are approved by the Company’s Board of Directors.

Although the Company expects its current capital resources, supplemented by the financing discussed in Note 7 to these financial statements, will be sufficient to carry out its plans and operations through 31 January 2010, it does not currently have sufficient capital to meet its estimated project capital expenditure requirements and is currently in discussions to arrange sufficient capital to meet these requirements.

New Accounting Pronouncements

On February 1, 2009, the Company will be required to adopt CICA Section 3064, Goodwill and Intangible Assets. This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and other intangible assets. The adoption of this standard is expected to result in the Company ceasing to capitalize to mineral property, on a retrospective basis, accretion related to asset retirement obligations in its consolidated financial statements.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2009, 2008 and 2007
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

2.	Significant Accounting Policies - Continued

In January 2009, the CICA issued Section 1582 “Business Combinations” to replace Section 1581. Prospective application of the standard is effective January 1, 2011, with early adoption permitted. This new standard effectively harmonizes the business combinations standard under Canadian GAAP with International Financial Reporting Standards (“IFRS”). The new standard revises guidance on the determination of the carrying amount of the assets acquired and liabilities assumed, goodwill and accounting for non-controlling interests at the time of a business combination.

The CICA concurrently issued Section 1601 “Consolidated Financial Statements” and Section 1602 “Non-Controlling Interests” which replace Section 1600 “Consolidated Financial Statements. Section 1601 provides revised guidance on the preparation of consolidated financial statements and Section 1602 addresses accounting for non-controlling interests in consolidated financial statements subsequent to a business combination. These standards are effective January 1, 2011, unless they are early adopted at the same time as Section 1582 “Business Combinations”.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2009, 2008 and 2007
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

3.	Resource Property Agreements

NorthMet, Minnesota, U.S.A. - Lease

Pursuant to an agreement dated 4 January 1989, subsequently amended and assigned, the Company leases certain lands in St. Louis County, Minnesota from RGGS Land & Minerals Ltd., L.P. During the year ended 31 January 2005, United States Steel Corporation assigned the lease to RGGS Land & Minerals Ltd., L.P. The current term of the renewable lease is 20 years and calls for total lease payments of $1,475,000. All lease payments have been paid to 31 January 2009.

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

Pursuant to the leases, PolyMet holds mineral rights and the right to mine. PolyMet had intended to acquire surface rights through a land exchange with the United States Forest Service, which costs have been included in the capital cost estimate of the Project. Legislation has been introduced in the United States Congress to facilitate a possible direct acquisition of surface rights.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2009, 2008 and 2007
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

4.	Mineral Property, Plant and Equipment

Details are as follows:

		Accumulated	Net Book
31 January 2009	Cost	Amortization	Value
NorthMet Project	$92,864	$-	$92,864
Leasehold improvements	47	21	26
Computers	224	125	99
Furniture and equipment	137	59	78
	$93,272	$205	$93,067

		Accumulated	Net Book
31 January 2008	Cost	Amortization	Value
NorthMet Project	$64,766	$-	$64,766
Leasehold improvements	48	12	36
Computers	135	23	112
Furniture and equipment	136	31	105
	$65,085	$66	$65,019

Erie Plant, Minnesota, U.S.A.

On 15 November 2005, the Company exercised an option to acquire 100% ownership of large portions of the former LTV Steel Mining Company ore processing plant in northeastern Minnesota under the Asset Purchase Agreement with Cliffs.

The consideration for the purchase was $1 million in cash, $2.4 million in notes payable and the issuance of 6,200,547 common shares (at fair market value of $7,564,000) in the capital stock of the Company. The final instalment was paid on 30 June 2008 (Note 5).

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2009, 2008 and 2007
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

•

$7 million in cash, payable in quarterly instalments of $250,000 commencing 31 December 2006 with the balance payable upon receipt of production financing. Interest is payable quarterly starting 31 December 2006 at the Wall Street Journal Prime Rate; and

•

$7 million in cash, payable in quarterly instalments of $250,000 commencing on 31 December 2009. No interest will be payable until 31 December 2009 after which it will be payable quarterly at the Wall Street Journal Prime Rate, accordingly the debt has been fair valued, for balance sheet purposes, by discounting it at 8.25%.

The Company has assumed certain ongoing site-related environmental and reclamation obligations as a result of the above purchases. These environmental and reclamation obligations are presently contracted under the terms of the purchase agreements with Cliffs. Once the Company obtains its permit to mine and Cliffs is released from its obligations by the State agencies, the environmental and reclamation obligations will be direct with the governing bodies. The present value of the asset retirement obligation in the amount of $3,211,000 (Note 6) has been recorded as an increase in the carrying amount of the NorthMet Project assets and will be amortized over the life of the asset.

Interest and loan accretion to 31 January 2009 in the amount of $1,957,000 (2008 - $1,227,000) has been capitalized as part of the cost of the NorthMet Project assets.

As the above assets are not in use no amortization of these assets has been recorded to 31 January 2009.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2009, 2008 and 2007
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

5.	Long Term Debt

Pursuant to the Asset Purchase Agreements (Note 4) the Company’s wholly owned subsidiary Poly Met Mining, Inc. signed three notes payable to Cliffs in the amounts of $2,400,000, $7,000,000 and $7,000,000, respectively. The first note was interest bearing at the annual simple rate of four percent (4%) and the final payment was made on June 2008. The second note is interest bearing at the Wall Street Journal Prime Rate and is being paid in quarterly instalments equal to $250,000 commencing 31 December 2006, with the balance repayable upon receipt of commercial financing, for total repayment of $7,000,000. The third note is interest bearing at the Wall Street Journal Prime Rate and shall be paid in quarterly instalments equal to $250,000 commencing on 31 December 2009 for total repayment of $7,000,000. No interest will be payable on the third note until 31 December 2009. Accordingly it has been fair valued, for balance sheet purposes, by discounting it at 8.25%. If PolyMet were to default on individual elements of the transactions with Cliffs, the assets associated with the default could revert to Cliffs’ control. As at 31 January 2009 the outstanding long term debt was as follows:

	31 January 2009	31 January 2008

Notes Payable	$11,299	$12,204
Accrued interest	14	31
Total debt	11,313	12,235
Less current portion	(1,250)	(1,401)

Long term debt	$10,063	$10,834

6.	Asset Retirement Obligation

As part of the consideration for the Cliffs Purchase Agreements (Note 4), the Company indemnified Cliffs for the liability for final reclamation and closure of the acquired property.

Federal, state and local laws and regulations concerning environmental protection affect the Company’s operations. Under current regulations, the Company is contracted to indemnify Cliff’s requirement to meet performance standards to minimize environmental impact from operations and to perform site restoration and other closure activities. The Company’s provisions for future site closure and reclamation costs are based on known requirements. It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments. The Company’s estimate of the present value of the obligation to reclaim the NorthMet Project is based upon existing reclamation standards at 31 January 2009 and Canadian GAAP. Once the Company obtains its permit to mine the environmental and reclamation obligations will be direct with the governing bodies.

The Company’s estimate of the fair value of the asset retirement obligation at 31 January 2009 was $3,211,000 (2008 - $3,439,000). These were based upon a 31 January 2009 undiscounted future cost of $21.5 million for the first Cliffs transaction and $2.0 million for Cliffs II, an annual inflation rate of 2.00%, and a credit-adjusted risk free interest rate of 12.00% and a mine life of 20 years and a reclamation period of 9 years. Accretion of the liability to 31 January 2009 of $1,157,000 (2008 - $714,000) until the commencement of commercial production has been capitalized to the NorthMet Project assets.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2009, 2008 and 2007
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

7.	Convertible Debt

On October 31, 2008, the Company entered into a financing with Glencore AG (“Glencore”) for an aggregate of US$50 million floating rate secured debentures due on September 30, 2011 (the "Debentures") to be issued by the Company's wholly-owned Minnesota subsidiary, Poly Met Mining, Inc. (“PolyMet US”), and guaranteed by the Company. The Debentures bear interest at 12-month US dollar LIBOR plus 4%. Interest is payable in cash or by increasing the principal amount of the Debentures, at PolyMet’s option, for payments on or before September 30, 2009, and at Glencore’s option thereafter. At 31 January 2009, $180,000 of interest had been added to the principal amount of the debt. The Debentures are secured by all of the assets of PolyMet and PolyMet US, including a pledge of PolyMet’s 100% shareholding in PolyMet US.

The Debentures are exchangeable into common shares of PolyMet at Glencore’s option at US$4.00 per share. The Issuer can, at its option, prepay the Debentures if PolyMet’s shares trade at a 20-day volume weighted average price equal to or exceeding US$6.00, at which time, and at Glencore’s option, Glencore could exchange the Debentures for common shares of PolyMet within 30 days in lieu of payment. Repayment between October 1, 2009 and September 30, 2010 would be at 105% of the then outstanding principal of the Debentures, repayment between October 1, 2010 and September 30, 2011 would be at 102.5% of the outstanding principal.

US$7.5 million of the Debentures were issued on 31 October 2008 and an additional US$7.5 million of the Debentures were issued on 22 December 2008. US$10 million of the Debentures will be issued in two tranches subject to expenditures being in material compliance with budget, other customary conditions and agreement between Glencore and Cliffs on terms and conditions whereby Cliffs will provide its consent to Glencore as mortgagee of the Erie Plant.

The final US$25 million of the Debentures, to be used primarily for detailed engineering and procurement, are to be issued upon publication of the Final Environmental Impact Statement in the State of Minnesota’s Environmental Quality Board Monitor, receipt by the Company of a bona fide term sheet for construction financing and are subject to expenditures being in material compliance with budget and other customary conditions.

On 31 October 2008, PolyMet issued to Glencore warrants to purchase 6.25 million common shares of PolyMet at US$5.00 if exercised before the NorthMet Project has produced a total of 20,000 metric tonnes of concentrate, or US$6.00 thereafter. The warrants expire on September 30, 2011. If the volume-weighted 20-day average price of PolyMet’s common shares trade at a 50% premium to the then applicable exercise price, Glencore must exercise the warrants within 30 days or the warrants will expire.

The Company has accounted for the initial US$7.5 million of the Debentures and the 6.25 million common share warrants by allocating the $7.5 million between the debt, the exchangeable feature of the debt and the warrants based on their pro rata fair values. The debt has been fair valued using the difference between 9% and 12 month LIBOR at October 31, 2008 (3.2075%) plus 4%. Costs related to the financing of $636,000 have been recorded against the convertible debt.

The Company has accounted for the second US$7.5 million of the Debentures by allocating the $7.5 million between the debt and the exchangeable feature of the debt based on their pro rata fair values. The debt has been fair valued using the difference between 9% and 12 month LIBOR at October 31, 2008 (3.2075%) plus 4%. Costs related to the financing of $31,000 have been recorded against the convertible debt.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2009, 2008 and 2007
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

8.	Share Capital

	a)	Share Issuances for Cash

During the year ended 31 January 2009 the company issued 312,800 shares pursuant to the exercise of stock options for total proceeds of $452,000.

During the year ended 31 January 2008 the company issued the following shares for cash:

i)

On 17 April 2007, the Company closed a non-brokered private placement financing of 15 million units at US$2.75 per unit, with each unit comprising one common share and one-half of one warrant (for accounting purposes, the value of the units was bifurcated between the common shares and the warrants). Each whole warrant was exercisable into a common share at a price of US$4.00 at any time until 13 October 2008 (see amendment below), subject to an early trigger if the 20-day volume weighted average price of the common shares is US$6.00 or more. In connection with the private placement, the Company has paid finders’ fees totalling US$1.43 million in cash, 150,000 shares and 520,000 broker warrants having the same terms as the warrants described above, and

		ii)	462,200 shares pursuant to the exercise of stock options for total proceeds of $303,000.

During the year ended 31 January 2007 the Company issued the following shares for cash:

i)	14,662,703 shares pursuant to the exercise of warrants at prices between Cdn$0.20 and Cdn$2.00 (US$0.09 and US$1.77) for total proceeds of $14,310,000 (Note 8e)), and

ii)	2,193,000 shares pursuant to the exercise of stock options for total proceeds of $765,000.

On 10 October 2008, the Company announced that it had received the consent from the holders of more than two-thirds of the 8,020,000 warrants issued as part of the April 2007 private placement to exchange those warrants into:

•

4,010,000 warrants, each warrant entitling the holder to purchase one share of PolyMet common stock at US$3.00 per share at any time until the sooner of 30 calendar days after publication of the draft Environmental Impact Statement by the State of Minnesota in the state’s Environmental Quality Board Monitor and October 13, 2009, and

•

4,010,000 warrants, each warrant entitling the holder to purchase one share of PolyMet common stock at US$5.00 if exercised before the NorthMet Project has produced a cumulative total of 20,000 metric tonnes of concentrate, or US$6.00 thereafter and prior to August 31, 2011. PolyMet can accelerate the expiration of the warrants if PolyMet’s volume-weighted 20-day average stock price trades at a 50% premium to the exercise price applicable at any time.

The incremental $544,000 increase in the fair value of the warrants due to the warrant exchange has been debited to share capital and credited to contributed surplus.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2009, 2008 and 2007
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

8.	Share Capital - Continued

	b)	Stock Options

Effective 25 May 2007, the Company adopted a new Omnibus Share Compensation Plan (“Stock Option Plan”), which was approved by the Company’s shareholders’ on 27 June 2007. The Stock Option Plan covers the Company’s employees, directors, officers and consultants. The options are granted for varying terms ranging from two to five years. The maximum number of common shares under the stock option plan shall not exceed (i) 10% of the outstanding common shares of the Company at the time of granting of the options and (ii) 18,592,888 common shares of the Company, of which 4,940,000 common shares are reserved for issuance as awards other than options (Note 14a)).

Details of stock option activity are as follows:

	31 January	31 January	31 January
	2009	2008	2007
	Options	Options	Options
Outstanding - Beginning of
year	11,312,800	9,090,000	6,783,700
Granted	1,690,000	2,685,000	4,500,000
Cancelled / Forfeited	(75,000)	-	(700)
Exercised	(312,800)	(462,200)	(2,193,000)

Outstanding - End of year	12,615,000	11,312,800	9,090,000

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2009, 2008 and 2007
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

8.	Share Capital - Continued

	b)	Stock Options - Continued

As at 31 January 2009, the following director, officer, consultant and employee stock options were outstanding:

			Number of
	Exercise Price	Exercise Price	options
Expiry Date	(US$)	(CDN$)	outstanding
9 March 2009	0.33	0.40	175,000
28 April 2009	0.61	0.75	150,000
5 July 2009	0.54	0.66	825,000
18 October 2009	0.64	0.79	50,000
30 March 2010	0.53	0.65	235,000
1 May 2010	0.69	0.85	350,000
15 June 2010	0.76	0.94	40,000
19 September 2010	1.11	1.36	1,690,000
24 October 2010	0.98	1.20	200,000
5 December 2010	0.93	1.15	200,000
20 March 2011	2.24	2.76	3,100,000
19 June 2011	2.41	2.97	325,000
1 September 2011	3.11	3.82	300,000
22 September 2011	2.85	3.51	75,000
5 January 2012	2.68	3.30	525,000
13 February 2012	2.99	3.68	1,250,000
8 March 2012	2.88	3.54	400,000
12 March 2012	2.92	3.59	250,000
23 March 2012	2.89	3.56	50,000
4 September 2012	3.00	3.69	360,000
12 December 2012	3.05	3.75	205,000
11 January 2013	3.03	3.73	70,000
31 January 2013	2.87	3.53	100,000
15 February 2013	2.72	3.35	500,000
2 June 2013	3.92	4.82	100,000
30 July 2013	3.22	3.96	175,000
30 January 2014	0.82	1.01	915,000
	1.94	2.40	12,615,000

As at 31 January 2009 all options had vested and were exercisable, with the exception of 30,000 which vest incrementally until September 2009 and 1,752,500 which vest upon completion of specific targets.

Subsequent to year end, on February 17, 2009, the Company granted 1,410,000 options to directors, officers and employees with an average exercise price of USD$0.82 per option.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2009, 2008 and 2007
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

8.	Share Capital - Continued

	c)	Stock-Based Compensation

During the year ended 31 January 2009, the Company granted 1,690,000 options to directors, officers, consultants and employees with an average exercise price of USD$1.81 per option. The fair value of these options was estimated at the date of grant using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Risk-free interest rate	1.54% to 3.23%
Expected dividend yield	Nil
Expected stock price volatility	56.52% to 83.90%
Expected option life in years	2.33

The weighted fair value of options granted during the period was US$0.79. Option pricing models require the input of highly subjective assumptions including the estimate of the share price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options. During the year ended 31 January 2009, the Company recorded $1,822,000 for stock based compensation in its accounts as an expense of $487,000 and a debit to mineral property, plant and equipment of $1,335,000, with the offsetting entries going to contributed surplus.

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

The weighted fair value of options granted was US$1.29 (Cdn$1.36) . The fair value of stock-based compensation in the amount of $3,077,000 has been recorded in the accounts of the Company as an expense of $635,000 and a debit to mineral property, plant and equipment of $2,442,000 with the offsetting credit going to contributed surplus.

During the year ended 31 January 2007, the Company granted 4,500,000 options to directors, officers, consultants and employees. The fair value of stock-based compensation in the amount of $4,723,000 has been recorded in the accounts of the Company as an expense with the offsetting entry to contributed surplus. This value is estimated at the date of grant using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Risk-free interest rate	3.89% to 4.09%
Expected dividend yield	Nil
Expected stock price volatility	59.91% to 83.01%
Expected option life in years	2.33

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2009, 2008 and 2007
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

8.	Share Capital - Continued

	d)	Contributed Surplus

Contributed surplus represents accumulated stock-based compensation expense and warrants issued, reduced by the fair value of the stock options and warrants exercised.

Details are as follows:

	31 January	31 January
	2009	2008
Balance – Beginning of year	$20,825	$9,614
Current year fair value of stock-based compensation	1,822	3,077
Fair value of exchangeable warrants and debt conversion
(Note 7)	691	-
Fair value of warrants issued as finder’s fees	-	695
Fair value of warrants issued in unit financing	-	7,651
Change in fair value of warrants amended (Note 8a))	544	-
Accrual of Bonus Shares for Milestones 2 and 4 (Note
14a))	3,912	-
Fair value of stock options exercised during the year	(245)	(212)
Balance – End of year	$27,549	$20,825

e)	Share Purchase Warrants

Details of stock purchase warrant activity are as follows:

	31 January 2009		31 January 2008
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Warrants	Price	Warrants	Price
		(US$)		(US$)
Warrants outstanding - beginning of
period	9,120,000	4.00	1,100,000	4.00
Issued (Note 8a))	-	-	8,020,000	4.00
Cancelled (Note 8a))	(8,020,000)	4.00	-	-
Issued (Note 8a))	4,010,000	3.00	-	-
Issued (Note 8a))	4,010,000	5.50	-	-
Issued (Note 7)	6,250,000	5.50	-	-

Warrants outstanding – end of period	15,370,000	4.74	9,120,000	4.00

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2009, 2008 and 2007
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

8.	Share Capital - Continued

	e)	Share Purchase Warrants - Continued

On 17 April 2007, the Company issued 7,500,000 warrants in connection with a non-brokered private placement financing of 15 million units at US$2.75 per unit, with each unit comprising one common share and one-half of one warrant. Each whole warrant was exercisable into a common share at a price of US$4.00 at any time until 13 October 2008, subject to an early trigger if the 20- day volume weighted average price of the common shares is US$6.00 or more. In connection with the private placement, the Company has paid finders’ fees including an additional 520,000 broker warrants having the same terms as the warrants described above.

On 31 October 2006, the Company issued 600,000 warrants to BNP Paribas Loan Services as partial consideration under the agreement described in Note 14c). These warrants have an exercise price of US$4.00 per share and expire on 30 October 2010. The fair value of these warrants was $1,197,000. Further, upon delivering a bona fide offer of project financing, warrants to purchase an additional 500,000 shares of the Company at a price of US$4.00 per share at any time prior to 30 October 2010 will vest.

All of the warrants are exercisable as at 31 January 2009, except for 500,000 which vest upon delivery of a bona fide offer of project financing.

	f)	Shareholder Rights Plan

Effective 25 May 2007, the Company adopted an updated Shareholder Rights Plan (“Rights Plan”), which was approved by the Company’s shareholders’ on 27 June 2007 and modified by the Company’s shareholders on 17 June 2008. All common shares issued by the Company during the term of the Rights Plan will have one right represented for each common share held by the shareholder of the Company. The term of the Rights Plan is 10 years, unless the rights are earlier redeemed or exchanged. The Rights issued under the Rights Plan become exercisable only if a party acquires 20% or more of the Company's common shares without complying with the Rights Plan or without the approval of the Board of Directors of the Company.

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

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2009, 2008 and 2007
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

9.	Supplemental Disclosure With Respect To Statements of Cash Flows

During the years ended 31 January 2009, 2008 and 2007 the Company entered into the following non-cash investing and financing activities:

	2009	2008	2007
Issued nil (2008 – nil; 2007 – 2,000,000) shares to
Cliffs pursuant to the Company’s exercise of the
Cliffs Option to purchase the Cliffs Assets	$-	$-	$6,160
Issued promissory notes payable to Cliffs
pursuant to the Company’s exercise of the Cliffs
Option to purchase the Cliffs Assets	$-	$-	$12,518
Recorded an Asset Retirement Obligation and a
corresponding increase in Cliffs Assets pursuant
to the Company’s exercise of the Cliffs Option to
purchase the Cliffs Assets	$-	$-	$911
Issued nil (2008 - 150,000; 2007– nil) shares and
520,000 broker warrants for finders’ fees on
private placements	$-	$1,108	$-
Changes in accounts payable and accrued
liabilities related to Investing Activities	$1,970	$2,907	$-

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2009, 2008 and 2007
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

10.	Related Party Transactions

The Company has conducted transactions with officers, directors and persons or companies related to directors and paid or accrued amounts as follows:

	2009	2008	2007

Consulting fees paid to David Dreisinger, a	$56	$63	$62
Director of the Company
Consulting fees paid to James Swearingen, a	-	55	60
Director of the Company
Management fees paid to Group 4 Ventures, an	-	81	180
affiliate controlled by the Executive Chairman of
the Company
Rent and office charges paid to Baja Mining	5	25	62
Corp., a company of which the Executive
Chairman was a director
	$61	$224	$364

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value, which is the amount of consideration established and agreed to by the related parties.

During the year ended 31 January 2009, the Company paid $56,000 (2008 - $63,000 and 2007 - $62,000) to Dr. Dreisinger for consulting fees primarily in connection with activities related to the processing / technical side of the NorthMet project and related expenses (the latter were supported by invoices and receipts). The consulting fees were based on a monthly fee of Canadian $5,500 plus general sales tax. Throughout the term of his engagement, Dr. Dreisinger has conducted in-person and telephonic meetings with Mr. William Murray, the Company’s Executive Chairman and formerly its President and Chief Executive Officer, and other members of management at which he provided both verbal and written updates on the status of test work and made recommendations for future activities. These meetings occurred approximately every two to three weeks for the past five years.

During the year ended 31 January 2009, the Company paid $nil (2008 - $55,000 and 2007 - $59,600) to Mr. Swearingen for consulting fees primarily in connection with activities related to our agreements with Cliffs Erie L.L.C. and land tenure and related expenses (the latter were supported by invoices and receipts). The consulting fees were based on a monthly fee of $5,000. Mr. Swearingen spent a significant amount of time in our Hoyt Lakes office reporting to both Mr. Murray and Mr. Warren Hudelson, our senior officer at that site, on a regular basis until Mr. Joe Scipioni joined the Company. He then reported to Mr. Scipioni, who at the time, was PolyMet’s General Manager and Chief Operating Officer.

The agreements with Dr. Dreisinger and Mr. Swearingen were entered into at a time when the Company’s current business plans were being formulated and were month to month and oral in nature. Each agreement was approved by Mr. William Murray. They were discussed with the Company’s board of directors who did not consider that formal approval and written contracts were necessary at that time. The Company believes that both of these contracts were at terms at least as

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2009, 2008 and 2007
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

10.	Related Party Transactions - Continued

good as could be obtained from third parties. The agreement with Mr. Swearingen was terminated effective January 1, 2008.

During the year ended 31 January 2009, the Company paid $nil (2008 - $81,000 and 2007 - $180,000) to Group 4 Ventures (“Group 4”) for the provision of consulting services of Mr. Murray, at a fixed monthly rate in accordance with a written contract. These amounts were in addition to the salary paid to him during the year ended 31 January 2008 of $172,000 (2007 - $53,000). Effective 1 July 2007, Mr. Murray’s employment agreement was adjusted to include, as salary, the amounts formerly paid to Group 4 Ventures as consulting fees and the contract with Group 4 was terminated.

During the year ended 31 January 2009, the Company paid $5,000 (2008 - $25,000 and 2007 - $62,000) to Baja Mining Corp. (“Baja”) primarily for rent and office costs, including health insurance plan costs. The agreement between Baja and the Company was oral in nature. Mr. Murray ceased being a Director of Baja in June 2008. Effective 1 February, 2007, the Company occupied its own premises and ceased paying rent to Baja. Effective 1 September, 2008, the Company ceased paying the remaining costs to Baja.

The Company believes that the contracts with Group 4 and Baja were at terms that were fair to the parties involved.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2009, 2008 and 2007
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

11.	Income Taxes

The Company’s provision for income taxes differs from the amounts computed by applying the combined Canadian federal and provincial income tax rates to the net loss as a result of the following:

	2009	2008
Provision for recovery of taxes at statutory rates	$(1,361)	$(2,960)
Tax benefit not recognized on current year losses	2,751	1,770
Differences in foreign tax rates	(9)	19
Non-deductible items and other	(1,381)	1,171

	$-	$-

Future income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's future tax assets as at 31 January 2009 are as follows:

	2009	2008
Non-capital loss carry forwards	$10,421	$7,923
Unutilized exploration expenses	2,144	6,617
Capital assets	(36)	(10)
Total future income tax assets	12,529	14,530
Less: valuation allowance	(12,529)	(14,530)

Net future income tax assets	$-	$-

The Company has income tax loss carry forwards of approximately $9.9 million in Canada, which may be used to reduce future income taxes otherwise payable and which expire in the years 2010 to 2029.

The Company has income tax loss carry forwards of approximately $20.9 million in the United States, which may be used to reduce future income taxes otherwise payable and which expire in the years 2010 to 2029. Virtually all of the unutilized exploration expenses are in the United States.

The tax benefit of the above noted tax assets have been offset by recognition of a valuation allowance in these financial statements.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2009, 2008 and 2007
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

12.	Segmented Information

The Company is in the feasibility stage of developing its mineral properties in the U.S. and provides for its financing and administrative functions at the head office located in Canada. Segmented information on a geographic basis is as follows:

2009	Canada	U.S.	Consolidated
Segment operating loss	$4,419	$117	$4,536
Identifiable assets	$7,221	$95,535	$102,756

2008
Segment operating loss	$3,287	$403	$3,690
Identifiable assets	$20,359	$68,840	$89,199

2007
Segment operating loss	$8,824	$9,069	$17,893
Identifiable assets	$8,498	$40,233	$48,731

13.	Investment

During the quarter ended 31 July 2007, the Company acquired, for cash, common shares of a publicly traded Canadian mining company whose primary business is the operation of a recommissioned base metal mine. This investment represents less than 5% of the public mining company’s outstanding common shares and was designated as available-for-sale and, as such, had been marked-to-market with the change in the fair value of the investment from acquisition to quarterly financial statements being recorded in Other Comprehensive Loss.

As at 31 January 2008, the Company determined that the investment has had an other than temporary decline in value. This determination was based on, among other factors, a significant drop in market price for the investment company’s main product and a continued decline in the share price of the investment company. The initial acquisition cost of the investment was US$2,495,000 (C$2,618,000) and the fair value of the investment at 31 January 2008 was US$1,445,000 (C$1,440,000). As a result, the Company recorded an investment loss of $1,050,000 in its income statement and reversed the amounts that had previously been recorded in Other Comprehensive Loss.

As at 31 January 2009, the Company determined that the investment has had an additional other than temporary decline in value. This determination was based on, among other factors, a continued drop in market price for the investment company’s main product and a continued decline in the share price of the investment company. The fair value of the investment at 31 January 2009 was US$57,000. In the first three quarters of the current fiscal year, the Company recorded investment losses of $1,272,000 due to declines in value in those quarters. In the fourth quarter, as a result of the additional decline in value, the Company recorded an additional investment loss of $93,000 in its income statement.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2009, 2008 and 2007
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

14.	Contingent Liabilities and Commitments

a)

The Company has instituted a share bonus plan as part of its employment, management and consulting contracts for key management and project personnel. This bonus plan adds incentive for key personnel to reach certain prescribed milestones required to reach commercial production at the NorthMet Project. As at 31 January 2009, the Company had received shareholder approval of the Bonus Shares for Milestones 1 – 4 and regulatory approval for Milestones 1, 2 and 3. Milestone 4 is subject to regulatory approval, which will be sought in 2009. To date 3,940,000 shares have been issued for the achievement of Milestones 1 and 3.

The summary of the share bonus plan is as follows:

	Bonus Shares
Milestone 1	1,590,000	issued
Milestone 2	1,300,000	(i)
Milestone 3	2,350,000	(ii) issued
Milestone 4	3,640,000	(iii) and (iv)

(i)

Milestone 2 – Negotiation and completion of an off-take agreement with a senior metals producer for the purchase of nickel-hydroxide produced from the NorthMet Project, and / or an equity investment in the Company by such a producer or producers. The bonus shares allocated to Milestone 2 are valued at C$0.75. During the year ended 31 January 2009, the Company accrued $357,000 related to Milestone 2 (2008 - $nil; 2007 - $nil), these amounts were capitalized to Mineral Property, Plant and Equipment.

(ii)

Milestone 3 – Completion of a “bankable feasibility study” which indicates that commercial production from the NorthMet Project is viable. This milestone was achieved on 25 September 2006 and therefore, during the year ended 31 January 2007, the Company expensed a C$1,762,500 ($1,289,000) bonus as consulting fees and allotted 2,350,000 shares. These shares were issued in October 2006.

(iii)	Milestone 4 – Commencement of commercial production at the NorthMet Project at a time when the Company has not less than 50% ownership interest.

(iv)

At the Annual General Meeting of shareholders of the Company, held on 17 June 2008, the disinterested shareholders approved the bonus shares for Milestone 4. The bonus shares allocated to Milestone 4 are valued at US$3.80, the Company’s closing trading price on 17 June 2008. During the year ended 31 January, the Company accrued $3,583,000 related to Milestone 4 (2008 - $nil; 2007 - $nil), these amounts were capitalized to Mineral Property, Plant and Equipment.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2009, 2008 and 2007
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

14.	Contingent Liabilities and Commitments - Continued

b)

Pursuant to the Company’s Asset Purchase Agreement with Cliffs (Note 4), for as long as Cliffs owns 1% or more of the Company’s issued shares, Cliffs will have the right to participate on a pro-rata basis in future cash equity financings. This agreement also includes a first right of refusal in favour of the Company should Cliffs wish to dispose of its interest.

c)

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

d)

On 13 October 2008, the Company entered into a collateral pledge agreement wherein it pledged a used drill rig which it owned against payments made by a supplier for parts that will be used in rebuilding the drill rig. The drill rig has a book value of $2,518,000 including the amount that the Company has capitalized related to an account payable of $1,443,000 for the full value of the parts.

e)

On 31 October 2008, the Company entered into agreements with Glencore wherein Glencore will provide marketing services covering concentrates, metal, or intermediate products at prevailing market terms for at least the first five years of production.

f)

On 31 January 2009, the Company had outstanding commitments related to equipment, consultants and the environmental review process of $1,000,000. Subsequent to year end, the Company entered into an additional commitment related to the environmental review process for $590,000.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2009, 2008 and 2007
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

15.	Financial Instruments and Risk Management

Categories of financial assets and liabilities

Under Canadian GAAP, financial instruments are classified into one of the following five categories: held-for-trading; held to maturity investment; loans and receivables; available-for-sale financial assets, and other financial liabilities. The carrying values of the Company’s financial instruments are classified into the following categories:

	31 January	31 January
	2009	2008
Held-for-trading (1)	$7,354	$20,084
Available-for-sale	57	1,445
Loans and receivables	69	168
Other financial liabilities (2)	28,053	16,609

(1)	Includes cash and equivalents.
(2)	Includes accounts payable and accrued liabilities, convertible debt and long-term debt.

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies. The fair values of the Company’s financial instruments are not materially different from their carrying values.

Risks arising from financial instruments and risk management

The Company’s activities expose it to a variety of financial risks: market risk (including foreign exchange), credit risk, liquidity risk, interest rate risk and investment risk. Reflecting the current stage of development of the Company’s NorthMet Project, PolyMet’s overall risk management program focuses on facilitating the Company’s ability to continue as a going concern and seeks to minimize potential adverse effects on PolyMet’s ability to execute its business plan.

Risk management is the responsibility of executive management. Material risks are identified and monitored and are discussed with the audit committee and the board of directors.

Foreign exchange risk

The Company incurs expenditures in Canada and in the United States. The functional and reporting currency of the Company is the United States dollar. Foreign exchange risk arises because the amount of Canadian dollar cash and equivalents, receivables, investment or payables will vary in United States dollar terms due to changes in exchange rates.

As the majority of the Company’s expenditures are in United States dollars, the Company has kept a significant portion of its cash and equivalents in United States dollars. The Company has not hedged its exposure to currency fluctuations.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2009, 2008 and 2007
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

15.	Financial Instruments and Risk Management - continued

As at 31 January 2009, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars:

	31 January	31 January
	2009	2008
Held-for-trading (1)	$155	$1,388
Available-for-sale	57	1,445
Loans and receivables	34	153
Other financial liabilities (2)	(255)	(454)

	$(9)	$2,532

(1)	Includes cash and equivalents.
(2)	Includes accounts payable and accrued liabilities.

Based on the above net exposures, as at 31 January 2009, a 10% change in the Canadian / United States exchange rate would impact the Company’s earnings by $1,000.

Credit risk

Credit risk arises on cash and equivalents held with banks and financial institutions, as well as credit exposure on outstanding accounts receivable. The maximum exposure to credit risk is equal to the carrying value of the financial assets.

The Company’s cash and equivalents are held through a large Canadian financial institution.

Liquidity risk

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash and equivalents.

Interest rate risk

Interest rate risk arises on cash and equivalents and long-term debt and fluctuations in the related interest rates. The Company has not hedged any of its interest rate risk.

As at 31 January 2009, the Company is exposed to interest rate risk through the following assets and liabilities:

	31 January	31 January
	2009	2008
Held-for-trading (1)	$7,354	$20,084
Other financial liabilities (2)	25,256	12,235

(1)	Includes cash and equivalents.
(2)	Represents long-term debt (Note 5) and convertible debt (Note 7).

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2009, 2008 and 2007
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

15.	Financial Instruments and Risk Management - continued

Investment risk

The Company’s investment in the common shares of a publicly traded Canadian mining company (see Note 13) bears investment risk. The maximum exposure to investment risk is equal to the carrying value of the investment.

As at 31 January 2009, the Company is exposed to investment risk through the following assets:

	31 January	31 January
	2009	2008
Available-for-sale (1)	$57	$1,445

(1) Includes investment.

16.	Differences Between Canadian and United States Generally Accepted Accounting Principles

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

b)

Under Canadian GAAP, all of the elements of the convertible debt transaction are fair valued and then allocated book value on a pro-rated basis. The conversion feature on the debt is treated as equity. Under US GAAP it is treated as debt. This resulted in a $250,000 difference between convertible debt and shareholders’ equity.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2009, 2008 and 2007
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

16.	Differences Between Canadian and United States Generally Accepted Accounting Principles -

Continued

The effects of the differences in accounting principles on accretion of asset retirement obligation on net loss and comprehensive loss are as follows:

	2009	2008	2007

Net Loss and Comprehensive Loss:

Net loss - Canadian GAAP basis	$4,536	$3,690	$17,893
Adjustment of accretion to asset retirement obligation	443	434	233

Net loss and comprehensive loss - U.S. GAAP basis	$4,979	$4,124	$18,126

Weighted average number of shares computed under U.S. GAAP	137,187,927	133,697,572	114,754,213

Loss per share following U.S. GAAP	$(0.04)	$(0.03)	$(0.16)

Convertible Debt – Canadian GAAP basis	$13,943	$-	$-

Convertible Debt – US GAAP basis	$14,193	$-	$-

Shareholders’ Equity – Canadian GAAP basis	$71,492	$69,151	$29,938

Shareholders’ Equity – US.GAAP basis	$70,085	$68,437	$29,658

b)	Recent U.S. Accounting Pronouncements, which relate to the Company’s current operations are summarized as follows:

SFAS 141R, “Business Combinations”

In December 2007, FASB issued a revised standard on accounting for business combinations (“SFAS-141R”). The statement is effective for periods beginning on or after December 15, 2008. SFAS-141R requires fair value measurement for all business acquisitions including pre- acquisition contingencies. The standard also expands the existing definition of a business and removes certain acquisition related costs from the purchase price consideration. Since the Company has not been involved in any business combinations, the adoption of this standard has no impact to the Company’s consolidated financial statements.

ITEM 18. FINANCIAL STATEMENTS

Not Applicable.

ITEM 19. EXHIBITS

Exhibit		Footnote
No.	Description	Ref.

1.1	Certificate of Incorporation.	(2)

1.2	Certificate of Change of Name.	(2)

1.3	Articles of Incorporation of PolyMet Mining Corp.	(2)

4.1	Incentive Stock Option Plan.	(2)

4.2	Shareholder Rights Plan Agreement.	(2)

4.3	Contract for Deed between us and Cleveland Cliffs, Ohio, dated November 15, 2005.	(2)

4.4	Contract for Deed between us and Cleveland Cliffs, Ohio, dated December 20, 2006	(1)

4.5	Purchase Agreement between us and Glencore, dated October 31, 2008	(8)

4.6	Floating Rate Secured Debenture between us and Glencore, dated October 31, 2008	(8)

4.7	Parent Guarantee between PolyMet Mining Corp. and Glencore, dated October 31, 2008	(8)

4.8	Security Agreement between PolyMet Mining Corp. and Glencore, dated October 31, 2008	(8)

4.9	Security Agreement between Poly Met Mining, Inc. and Glencore, dated October 31, 2008	(8)

4.10	Pledge Agreement between us and Glencore, dated October 31, 2008	(8)

4.11	Exchange Warrant of PolyMet Mining Corp., dated October 31, 2008	(8)

4.12	Purchase Warrant of PolyMet Mining Corp., dated October 31, 2008	(8)

6.1	2007 PolyMet Omnibus Share Compensation Plan	(7)

8.1	List of Subsidiaries.	(2)

11.1	Code of Ethics.	(3)

11.2	Statement of Corporate Governance Practices, including Audit Mandate and Charter.	(4)

12.1	Certification of Principal Executive Officer pursuant to 17 C.F.R. 240.13a-14(a).	*

12.2	Certification of Principal Financial Officer pursuant to 17 C.F.R. 240.13a-14(a).	*

13.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 17 C.F.R. 240.13a-14(b) and 18 U.S.C. 1350.	*

14.1	Amended and Restated Shareholder Rights Plan	(7)

15.1	Technical Report on NorthMet Project by P. Downey and Associates, dated July 2004	(5)

15.2	Subscription Agreement dated as of July 19, 2004, between us and certain investor(s).	(2)

15.3	Subscription Agreement dated as of February 11, 2005, between us and certain investor(s).	(2)

15.4	Subscription Agreement closing on August 29, 2005, between us and certain investor(s).	(2)

15.5	Subscription Agreement dated as of September 21, 2005, between us and certain investor(s).	(2)

15.6	Form of Canadian Subscription Agreement between us and certain investor (s).	(1)

15.7	Form of U.S. Subscription Agreement between us and certain investor(s).	(1)

15.8	Lease Agreement between us and U.S. Steel Corporation, dated January 4, 1989.	(2)

15.9	Notice of Assignment of the Lease Agreement from U.S. Steel Corporation to RGGS Land and Minerals, Ltd. L.P.	(2)

15.10	Nominating and Corporate Governance Committee Charter	(7)

15.11	Technical Report on NorthMet Project by P.J. Hunter C. Eng. CP dated October 2006	(6)

16.1	Audit Committee Charter	(7)

17.1	Executive employment agreement with Mr. William Murray dated July 1, 2007 and amended January 25, 2008	(7)

17.2	Executive employment agreement with Mr. Douglas Newby dated July 1, 2007	(7)

17.3	Executive employment agreement with Mr. Joseph Scipioni dated July 1, 2007	(7)

17.4	Employment agreement with Mr. Niall Moore dated May 6, 2007 and amended January 25, 2008	(7)

Footnote Ref.	Description

*	Filed herewith.

(1)	Incorporated by reference to our Annual Report on Form 20-F/A for the fiscal year ended January 31, 2007, filed on May 31 2007.

(2)	Incorporated by reference to our Annual Report on Form 20-F/A for the fiscal year ended January 31, 2006, filed on July 31 2006.

(3)	Incorporated by reference to our Annual Report on Form 20-F/A for the fiscal year ended January 31, 2004, filed on July 7, 2005.

(4)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended January 31, 2005, filed on July 25, 2005.

(5)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended January 31, 2004, filed on June 30, 2004.

(6)	Incorporated by reference to our Report on Form 6-K, filed on November 13, 2006.

(7)	Incorporated by reference to our Annual Report on Form-20-F/A for the fiscal year ended January 31, 2008, filed on August 27, 2008.

(8)	Incorporated by reference to our Form 13-D relating to our Purchase Agreement filed on November 10, 2008.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Amended Form 20-F and has duly caused and authorized the undersigned to sign this amended Annual Report on its behalf.

Dated: April 30, 2009	POLYMET MINING CORP.

/s/ Joseph Scipioni
Name: Joseph Scipioni
Title: Chief Executive Officer