Form 20-F
period 2010-01-31
POLYMET MINING CORP
filed 2010-05-03
CIK 866028

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ x ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2010

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

Suite 390 – 3600 Lysander Lane, Richmond, British Columbia V7B 1C3
(Address of principal executive offices)

Douglas Newby
c/o PolyMet Mining Inc.
PO Box 475
6500 County Road 666
Hoyt Lakes, Minnesota 55750
Tel: 646-879-5970
Fax: 646-365-3230
E-mail: dnewby@polymetmining.com
(Name, telephone, e-mail and/or facsimile number and address of Company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Common Shares, without par value
(Title of Class)

Name of each exchange on which registered

NYSE Amex
Toronto Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 148,980,791

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
[ ] Yes [ x ] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 of 15(d) of the Securities Exchange Act of 1934.
[ ] Yes [ x ] No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.
[ x ] Yes[ ]No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Date File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes [ ] No [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer [ ]	Accelerated filer [ x ]	Non-accelerated filer [ ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued	Other [ x ]
by the International Accounting Standards Board [ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 [ ] Item 18 [ x ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
[ ] Yes [ x ] No

2

Financial Statements:

i

This Annual Report on Form 20-F (this “Annual Report”) contains statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 as amended and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements appear in a number of different places in this Annual Report and can be identified by words such as "expects", “anticipates”, "believes", "intends", "estimates", “potential”, “possible”, "projects", "plans", and similar expressions, or statements that events, conditions or results “will”, “may”, “could”, or “should” occur or be achieved or their negatives or other comparable words. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may expressed or implied by such forward-looking statements. The statements, including the statements contained in Item 3D “Risk Factors”, Item 4B “Business Overview”, Item 5 “Operating and Financial Review and Prospects” and Item 11 “Quantitative and Qualitative Disclosures About Market Risk”, are inherently subject to a variety of risks and uncertainties that could cause actual results, performance or achievements to differ significantly. Forward-looking statements include statements regarding the outlook for our future operations, plans and timing for our exploration and development programs, statements about future market conditions, supply and demand conditions, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact. Our actual results may differ materially from those in the forward-looking statements due to risks facing us or due to actual facts differing from the assumptions underlying our predictions. Some of these risks and assumptions include:

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

Selected Financial Data
(US$ in 000’s, except loss per share and weighted average shares)

	Year Ended 1/31/10	Year Ended 1/31/09	Year Ended 1/31/08	Year Ended 1/31/07	Year Ended 1/31/06
Revenue	$ –	$ –	$ –	$ –	$ –
Income (loss) from Operations	$ –	$ –	$ –	$ –	$ –
Net Loss	$ (9,023)	$ (5,523)	$ (4,124)	$ (18,126)	$ (15,976)
Loss Per Share	$ (0.06)	$ (0.04)	$ (0.03)	$ (0.16)	$ (0.22)
Diluted Net Loss Per Share	$ (0.06)	$ (0.04)	$ (0.03)	$ (0.16)	$ (0.22)
Dividends Per Share	$ –	$ –	$ –	$ –	$ –
Weighted Average Shares	139,456,827	137,187,927	133,697,572	114,754,213	73,484,490
Working Capital	$ 16,313	$ 3,582	$ 16,558	$ 5,240	$ 9,070
Total Assets	$ 139,648	$ 101,599	$ 88,485	$ 48,451	$ 25,987
Long-Term and Convertible Debt	$ 33,782	$ 24,006	$ 10,834	$ 11,853	$ 1,420
US GAAP Long-Term and Convertible Debt[1]	$ 34,032	$ 24,256	$ 10,834	$ 11,853	$ 1,420
Shareholders’ Equity	$ 97,567	$ 70,335	$ 68,437	$ 29,658	$ 19,340
US GAAP Shareholders’ Equity[1]	$ 97,317	$ 70,085	$ 68,437	$ 29,658	$ 19,340
Capital Stock	$ 132,066	$ 105,312	$ 104,615	$ 72,923	$ 46,009

1	Under Canadian GAAP, the Company includes the fair value of the conversion ability as shareholders’ equity. Under US GAAP, this amount is included in convertible debt.

Unless otherwise indicated, all monetary amounts in this Annual Report are expressed in United States dollars, the Company’s reporting currency.

D.	Risk Factors

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

We are investing heavily in various facets of our NorthMet Project. Our project is subject to a number of risks that may make it less successful than anticipated, including:

  delays or higher than expected costs of completing the environmental review process necessary before construction and operating permits can be issued and the process for issuance of the permits may take longer than we anticipate delays or higher than expected costs in obtaining the necessary equipment or services to build and operate our projects, and adverse mining conditions may delay and hamper our ability to produce the expected quantities of minerals.

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

Federal legislation and implementing regulations adopted and administered by the U.S. Environmental Protection Agency, Army Corp of Engineers, Forest Service, Bureau of Land Management, Fish and Wildlife Service, Mine Safety and Health Administration, and other federal agencies, and legislation such as the Federal Clean Water Act, Clean Air Act, National Environmental Policy Act, Endangered Species Act, and Comprehensive Environmental Response, Compensation, and Liability Act, have a direct bearing on U.S. exploration, development and mining operations. Due to the uncertainties inherent in the permitting process, we cannot be certain that we will be able to obtain required approvals for proposed activities at any of our properties in a timely manner, or that our proposed activities will be allowed at all.

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

As a development stage company with no holdings in any producing mines, we continue to incur losses and expect to incur losses in the future. As of January 31, 2010, we had an accumulated deficit of $71,549,000. We may not be able to achieve or sustain profitability in the future. If we do not begin to generate revenues or find alternate sources of capital, we may either have to suspend or cease operations.

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

Recent market events and conditions, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions could impede our access to capital or increase the cost of capital. Since 2008 the U.S. credit markets have experienced a serious disruption due to, among other things, deterioration in residential property values, defaults and delinquencies in the residential mortgage market and a decline in the credit quality of mortgage backed securities. These problems led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions caused a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by the U.S. and foreign governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially.

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

RISKS RELATED TO THE OWNERSHIP OF OUR SHARES

We may experience volatility in our share price.

Our common shares are listed for trading on the Toronto Stock Exchange and on the NYSE Amex. Our shareholders may be unable to sell significant quantities of our common shares into the public trading markets without a significant reduction in the price of the shares, if at all. The market price of our common shares may be affected significantly by factors such as changes in our operating results, the availability of funds, fluctuations in the price of metals, the interest of investors, traders and others in development stage public companies such as us and general market conditions. In recent years the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small capitalization development companies similar to us, have experienced wide fluctuations, which have not necessarily been related to the operating performances, underlying asset values, or the future prospects of such companies. There can be no assurance that future fluctuations in the price of our shares will not occur.

A large number of shares will be eligible for future sale and may depress our share price.

Our shares that are eligible for future sale may have an adverse effect on the price of our common shares. As of January 31, 2010 there were 148,980,791 of our common shares outstanding. The average trading volume for the three months prior to January 31, 2010 was approximately 95,000 shares per day on the Toronto Stock Exchange and 434,000 shares per day on the NYSE Amex. Sales of substantial amounts of our common shares, or a perception that such sales could occur, and the existence of options or warrants to purchase common shares at prices that may be below the then current market price of our common shares, could adversely affect the market price of our common shares and could impair our ability to raise capital through the sale of our equity securities.

Your ownership interest, voting power and the market price of our common shares may decrease because we have issued, and may continue to issue, a substantial number of securities convertible or exercisable into our common shares.

We have issued common shares and options, and warrants to purchase our common shares to satisfy our obligations and fund our operations (see Item 5.A). Since we currently do not have a source of revenue, we will likely issue additional common shares, options, warrants or other securities exercisable for or convertible into our common shares to raise money for our continued operations or as non-cash incentives to our own and our subsidiaries' directors, officers, and key employees. If conversions of warrants and/or options into common shares or additional sales of equity occur, your ownership interest and voting power in us will be diluted and the market price of our common shares may decrease.

Under our 2007 Omnibus Share Compensation Plan (the “Plan”), the aggregate number of our common shares that may be issuable pursuant to the Plan may not at any time exceed the greater of (i) 10% of our issued and outstanding common shares and (ii)18,592,888 common shares, representing 13.62% of our outstanding common shares at the time of the approval of the Plan, of which 4,640,000 common shares are reserved for issuance as awards other than options. As of January 31, 2010 the aggregate number of Common Shares issuable pursuant to the Plan was 13,952,888 shares. Our bonus share incentive plan (the “Bonus Plan”) was established for our directors and key employees. Under the Bonus Plan we may issue an additional 3,640,000 shares upon achieving certain milestones.

Upon any issuances or exercise of options issued, the ownership interests and voting power of existing shareholders may be further diluted.

We have a Shareholders Rights Plan Agreement and certain employment and management contracts that contain provisions designed to discourage a change of control.

A Shareholders Rights Plan between us and shareholders effective as of June 27, 2007 and modified on June 17, 2008 and certain employment and management agreements contain provisions that could discourage an acquisition or change of control without our board of directors’ approval. Under the Shareholders’ Rights Plan, if a shareholder individually or in concert with other shareholders acquires 20% or more of our outstanding common shares without complying with the Shareholders’ Rights Plan or without the approval of our board of directors, all holders of record will have a right to receive one common share for each common share owned. We have also entered into agreements with certain key employees and officers that contain severance provisions in the event of a take-over bid. The Shareholders’ Rights Plan and the preceding agreements may make it more difficult for a third party to acquire control of us, even if such a change of control is more beneficial to shareholders.

Because we believe that we will be classified as a passive foreign investment company (a “PFIC”), U.S. holders of our common shares may be subject to United States federal income tax consequences that are worse than those that would apply if we were not a PFIC.

Because we believe that we will be classified as a passive foreign investment company, U.S. holders of our common shares may be subject to United States federal income tax consequences that are worse than those that would apply if we were not a PFIC, such as ordinary income treatment plus a charge in lieu of interest upon a sale or disposition of our common shares even if the shares were held as a capital asset. See “Certain United States Federal Income Tax Consequences”.

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

Increased Costs and Compliance Risks as a Result of Being a Public Company

Legal, accounting and other expenses associated with public company reporting requirements have increased significantly in the past few years. We anticipate that general and administrative costs associated with regulatory compliance will continue to increase as a result of governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as well as new rules implemented by the SEC, Canadian Securities Administrators and the TSX. We expect these rules and regulations to significantly increase its legal and financial compliance costs and to make some activities more time consuming and costly. There can be no assurance that we will continue to effectively meet all of the requirements of these regulations, including Sarbanes-Oxley Section 404 and Canadian National Instrument 52-109 – Financial Disclosure (“NI 52-109”). Any failure to effectively implement new or improved internal controls, or to resolve difficulties encountered in their implementation, could harm our operating results, cause us to fail to meet reporting obligations or result in management being required to give a qualified assessment of our internal controls over financial reporting or our independent registered public accounting firm providing an adverse opinion regarding management’s assessment. Any such result could cause investors to lose confidence in our reported financial information, which could have a material adverse effect on our share price. We also expect these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and it may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. If we fail to maintain the adequacy of our internal controls, our ability to provide accurate financial statements and comply with the requirements of the Sarbanes-Oxley Act and/or MI 52-109 could be impaired, which could cause our share price to decrease.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

PolyMet Mining Corp. was incorporated under the British Columbia Companies Act and continued under the Business Corporations Act (British Columbia) in British Columbia, Canada on March 4, 1981, under the name Fleck Resources Ltd., which we changed to PolyMet Mining Corp. on June 10, 1998.

Our principal executive office is situated at Suite 390 – 3600 Lysander Lane, Richmond, B.C. V7B 1C3. Our phone number is (604) 248-0939. Our registered and records office is located at our legal counsel’s offices situated at 2500 – 700 West Georgia Street, Vancouver, B.C. V7Y 1B3, CANADA. Our operational headquarters are located at P.O. Box 475, 6500 County Road 666, Hoyt Lakes, Minnesota 55750-0475, United States.

We are a reporting issuer in the following Canadian provinces: Alberta, British Columbia, and Ontario. Our common shares have been listed on the Toronto Stock Exchange (TSX) since February 1, 2007 and, formerly, on the TSX Venture Exchange (TSX-V) (formerly the Vancouver Stock Exchange) from April 13, 1984 to January 31, 2007 under the symbol "POM" and since June 26, 2006 our common shares have been listed on the NYSE Amex (formerly the American Stock Exchange) under the symbol “PLM”.

Our registrar and transfer agent is Computershare Investor Services Inc. of 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, CANADA.

During the years ended January 31, 2010, 2009, and 2008 we spent $17.754 million, $22.776 million, and $21.161 million, respectively to acquire property, perform pre-feasibility work and perform work following completion of our Definitive Feasibility Study on our NorthMet Project located in Minnesota, USA.

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

In the years ended January 31, 2010, 2009 and 2008, we conducted exploration, development and acquisition activities only and did not conduct any operations that generated revenues. Thus, we rely principally on equity or debt convertible into equity financings to fund our projects and expenditures.

Since 2003, we have focused on commencing commercial production on our NorthMet Project. We have focused our efforts on four main areas:

Acquisition of the Erie Plant. The Erie Plant is a large processing facility and associated infrastructure located approximately six miles west of our NorthMet deposit. On November 15, 2005 and December 20, 2006 we entered into a total of three Contracts for Deed with Cliffs Erie LLC, a subsidiary of Cliffs Natural Resources Inc. (formerly Cleveland Cliffs, Inc.) of Cleveland, Ohio (“Cliffs”), under which we now own a large processing facility, a tailings disposal facility, and extensive associated infrastructure located approximately six miles west of our NorthMet deposit. In combination, the Erie Plant includes a 100,000 ton-per-day crushing and milling facility, a railroad and railroad access rights connecting the Erie Plant to the NorthMet deposit, as well as 120 railcars, locomotive fueling and maintenance facilities, water rights and pipelines, large administrative offices on site and approximately 6,000 acres to the east and west of the Erie Plant, contiguous to the existing tailing facilities.

Environmental permitting. To commence commercial production at NorthMet, various regulatory approvals are needed. The Minnesota Department of Natural Resources (MDNR) is the lead state agency and the US Army Corps of Engineers (“USACE”) is the lead federal agency (together the “Lead Agencies”) for preparation of an Environmental Impact Statement (“EIS”) for the project.

In October 2009, the Lead Agencies published the PolyMet Draft EIS (“DEIS”) with formal notification of publication in the Minnesota Environmental Quality Board (“EQB”) Monitor and the Federal Register on November 2 and November 6, 2009, respectively. The formal notification of publication started a 90-day period for public review and comment, which ended on February 3, 2010. During this period, the lead Agencies held two public meetings – one in the town of Aurora, MN near the project location and one in Blaine, MN in the metropolitan Minneapolis-St. Paul area.

Under state and federal guidelines and regulations, a Draft EIS identifies the environmental impact of a proposed project as well as evaluating alternatives and ways to mitigate potential impacts. The Lead Agencies received approximately 3,800 submissions containing approximately 22,000 separate comments, including an extensive comment letter from the US Environmental Protection Agency (EPA) in its role as reviewer of projects that could impact the environment.

The EIS review process leading to publication of a final EIS is designed to provide information to government agencies for permitting. The Lead Agencies are working with the EPA and other government agencies to establish the best way to address the comments from government agencies, non-government organizations, and the public in order to move to a final EIS that will provide the information needed for permitting.

Prior to receipt of these permits, we intend to secure production debt financing that would be available upon receipt of key permits, with construction slated to start upon availability of construction finance.

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

Financing and corporate development. Since 2003 we have raised approximately $105 million from equity private placement financings. In October 2008, we entered into a strategic partnership with Glencore AG (“Glencore”) whereby Glencore agreed (i) to purchase up to $50 million of our floating rate secured debentures, of which $25 million has been issued, which are exchangeable into our common shares, and (ii) to purchase all of our production of concentrates, metal, or intermediate products on market terms at the time of delivery, for at least the first five years of production. We also appointed a senior technical representative of Glencore to join our Technical Steering Committee and another officer of Glencore, Stephen Rowland, was appointed to our Board of Directors. In November 2009 we entered into an agreement with Glencore whereby, in two installments, Glencore purchased $25 million of our common shares at $2.65 per share.

C.	Organizational Structure

Poly Met Mining, Inc., incorporated in Minnesota, USA on February 16, 1989, is our only material wholly owned operating subsidiary.

D.	Property, Plant and Equipment

Property - NorthMet Project, Minnesota, USA

Our primary mineral property is the NorthMet Project, a polymetallic project located in northeastern Minnesota, USA. Our Erie Plant facility is located approximately six miles west of the NorthMet ore body.

In the years ended January 31, 2010, 2009 and 2008, we conducted exploration, development and acquisition activities only and did not conduct any operations.

(a)	History

The NorthMet Project is located immediately south of the eastern end of the historic Mesabi Iron Range in northeastern Minnesota. Mining in the Iron Range dates back to the 1880’s when high grade iron ore known as hematite was first mined commercially. During the 1940’s and 1950’s, with reserves of hematite dwindling, the iron industry began to focus on taconite, a lower-grade iron ore. Eight large crushing, grinding, milling and pelletizing facilities were built by various iron and steel companies to process the taconite, including the Erie Plant that we acquired in November 2005.

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

In the mid-90’s, we began investigating the use of alternative metallurgical processes, including bio-leaching and pressure oxidation. In 1998 we focused on a hydrometallurgical technology that uses autoclaves, which are vessels operating at high temperature, high pressure, and in an oxygen-enriched environment, to oxidize the sulfidic ores and leach the metals therein. This technology was developed in the 1950s and has been used commercially in the copper, nickel, cobalt, and gold mining industries since the 1980s.

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

On November 15, 2005, we consummated the Asset Purchase Agreement and completed the acquisition thereunder. The property, plant, and equipment assets we now own includes land, crushing and milling equipment, extensive spare parts, plant site buildings, real estate, tailings impoundments and workshops, as well as access to extensive mining infrastructure.

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

The purchase price for this additional infrastructure consisted of 2 million of our common shares and US$15 million in cash to be issued and paid in four tranches:

  2 million of our common shares;

  $1 million in cash was paid at closing;

  $7 million in cash is payable in quarterly installments of $250,000 commencing December 31, 2006 with the balance payable upon receipt of commercial financing. Interest on the outstanding amount is payable quarterly from December 31, 2006 at the Wall Street Journal Prime Rate. As of March 31, 2010 the remaining balance was $3.5 million; and

  $7 million in cash is payable in quarterly installments of $250,000 commencing on December 31, 2009. Interest began to accrue on the outstanding amount beginning on December 31, 2009 and is now payable quarterly at the Wall Street Journal Prime Rate. As of March 31, 2010 the remaining balance was $6.5 million.

PolyMet also assumed certain liabilities associated with the property.

As of January 31, 2010, we have expended $116 million primarily on the acquisition of the Erie Plant and related infrastructure. Under the Asset Purchase Agreement we have paid $3.4 million plus interest and owe Cliffs $nil. Under Cliffs II we have paid $5.75 million plus interest and owe $10.25 million.

Since inception, we have a cumulative deficit of $71.5 million, much of which has been incurred directly and indirectly in connection with our NorthMet Project. These expenditures supported drilling, sampling, assaying, environmental, metallurgical testing, and the pre-feasibility studies.

The following diagram illustrates the location of the NorthMet Project.

Figure No. 1
NorthMet Project Map

(b)	Location / Access / Climate

The NorthMet Project covers a total of 16,700 acres or 25.9 square miles comprising two areas: the NorthMet mine site totaling 4,300 acres or 6.5 square miles of leased mineral rights and the Erie Plant site totaling 12,400 acres of freehold land located approximately six miles west of the mine site. The property is located in St. Louis County in the Mesabi Range District about 60 miles north of Duluth, Minnesota. The NorthMet Project is easily accessible via state and county roads. The surfaced County Highway 666 links the plant to the town of Hoyt Lakes, itself approximately 25 miles east of Virginia, Minnesota which is located on State Highway 53. The mine site is accessible by an all-season gravel road from the plant site and a private railroad crosses the property immediately south of the deposit and runs to the plant site. The plant site is serviced by commercial railroad which connects into the US national and Trans-Canadian railroad systems, as well as a private railroad providing access to port facilities located on Lake Superior. Three high-voltage power lines owned by Minnesota Power supply the plant site and there is ready access to industrial electric power at the mine site.

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

Pursuant to two lease agreements, we lease certain lands covering 4,282 acres or 6.5 square miles located in St. Louis County, Minnesota, known as the NorthMet Project:

  Pursuant to an agreement dated January 4, 1989, subsequently amended and assigned, we lease 4,162 acres from RGGS Land & Minerals Ltd., L.P (“RGGS”). During the year ended January 31, 2005, US Steel assigned the lease to RGGS. The initial term of the renewable lease was 20 years and called for total lease payments of $1.450 million. We can indefinitely extend the 20-year term by continuing to make $150,000 annual lease payments on each successive anniversary date. All lease payments have been paid or accrued to January 31, 2010.

  We can, at our option, terminate the lease at any time by giving written notice to the lessor not less than 90 days prior to the effective termination. The lease payments are considered advance royalty payments and will be deducted from future production royalties payable to RGGS, which range from 3% to 5% based on the net smelter return that we receive. Our recovery of the advance royalty payments is subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year.

  Pursuant to an agreement effective December 1, 2008, we lease 120 acres that are encircled by the RGGS property from LMC Minerals (“LMC”). The initial term of the renewable lease is 20 years and calls for minimum annual lease payments of $3,000 on each successive anniversary date until our project commences commercial production, or for the first four years, whichever is the shorter, after which the minimum annual lease payment increases to $30,000. The initial term may be extended for up to four additional five-year periods on the same terms. All lease payments have been paid to January 31,2010.

  The lease payments are considered advance royalty payments and will be deducted from future production royalties payable to LMC, which range from 3% to 5% based on the net smelter return that we receive. Our recovery of the advance royalty payments is subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year.

(ii)	The Erie Plant

The Erie Plant

As set forth under the Asset Purchase Agreement, we have assumed certain ongoing site-related environmental and reclamation obligations of Cliffs in connection with the Erie Plant. Once we obtain our permit to mine and Cliffs is released from its obligations by certain state agencies, we will be directly obligated to comply with applicable environmental and reclamation obligations. Prior to Cliffs acquisition of the plant from LTV Steel and prior to our acquisition of the plant from Cliffs, both Cliffs and we undertook environmental assessments and concluded that there were no material liabilities other than the ultimate closure and reclamation of the site. Until operating permits are granted to us, Cliffs remains the “Regulated Party” for such obligations although, as part of the Asset Purchase Agreement, we have indemnified Cliffs for such costs.

On January 28, 2010, Cliffs received a notice of intent to sue pursuant to Section 505 of the Clean Water Act on behalf of the Center for Biological Diversity, Save Lake Superior Association and the Indigenous Environmental Network. Pursuant to the notice, these environmental groups intend to file a lawsuit in Federal court for alleged violations by Cliffs Erie of NPDES permits at three separate locations on the Cliffs Erie property. On March 25, 2010 Cliffs entered a consent decree under which it is obligated to proceed both short- and long-term mitigation of the alleged violations. As the indemnifying party, we are working closely with Cliffs on fulfillment of Cliff’s obligations under the consent decree.

As of January 31, 2010 we estimate the total indemnification liability (including the additional liabilities associated with the consent decree) to be approximately $23.6 million and, based on the expected timing of such payments, our cost of capital, and anticipated inflation rates, we made a provision of $3.3 million in our financial statements at that date.

The Erie Plant comprises a large crushing, grinding and milling facility that was built by a consortium of steel companies in the mid-1950s and processed low grade iron ore known as taconite that was transported to the facility by railroad from nearby mines. In the mid-1980’s, the consortium was consolidated into a single owner – LTV Steel. Pickands-Mather and its successor Cliffs operated the plant on behalf of the owners, processing approximately 100,000 tons per day of taconite ore. The plant was shut down in 2001 when LTV Steel filed for bankruptcy protection. Since then it has been maintained initially by Cliffs and, since November 15, 2005, by us. The plant did not operate during the period ended January 31, 2010.

The plant is located approximately six miles west of our NorthMet ore body, about five miles north-northwest of the town of Hoyt Lakes, itself located about 25 miles west of Virginia, Minnesota. The plant site covers approximately 12,400 acres, or approximately 19.4 square miles, and is powered by electricity from local power lines.

The plant facilities include two rail dump pockets, two primary 60” gyratory crushers, eight secondary 36” gyratory crushers, seven tertiary seven-foot standard cone crushers, 14 seven-foot short-head crushers, 30 mill circuits each comprising one 12’x 14' rod mill and one 12’x 14' ball mill, three 12'x 24' regrind mills, maintenance facilities and spare parts, extensive conveyors, feeders, bins, auxiliary facilities and offices, established infrastructure including a 225 MVA high voltage electrical substation, water supply, roads, tailings basins and rail facilities.

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

In October 2005, the Minnesota Department of Natural Resources (MDNR) published its Environmental Assessment Worksheet Decision Document establishing the MDNR as the lead state agency and the US Army Corps of Engineers (“USACE) as the lead federal agency (together the “Lead Agencies”) for preparation of an Environmental Impact Statement (“EIS”) for the project. In 2006 these Lead Agencies selected an independent environmental contractor (“the EIS Contractor”) to prepare the EIS. The EIS Contractor is Environmental Resources Management, a leading global provider of environmental, health and safety, risk, and social consulting services. The EIS Contractor team included members with expertise and experience in mining sulfidic ores. Several other government agencies (including the US Forest Service, the Boise Forte Band of Chippewa and the Find Du Lac Band of Lake Superior Chippewa) joined the EIS preparation team as Cooperating Agencies which brought their special expertise to the process.

In January 2007, we submitted a Detailed Project Description (“DPD”) to state and federal regulators. The DPD lays out the Company’s development plans and proposed environmental safeguards including a mine plan, a wetland mitigation plan, air and water quality monitoring plans and a closure plan with closure estimate. Since then, we have submitted a supplemental DPD as well as more than 100 supporting research studies, including comprehensive mine waste characterization studies, water quality modeling and air quality modeling.

Under state and federal guidelines and regulations, a Draft EIS (“DEIS”) identifies the environmental impact of a proposed project as well as evaluating alternatives and ways to mitigate potential impacts. We were involved the process of alternative/mitigation development and had input into the technical and economical feasibility of potential alternatives and mitigations. The EIS Contractor prepared a series of preliminary versions for the DEIS that were reviewed and commented on by the Lead Agencies, other governmental agencies, ourselves.

In October 2009, the Lead Agencies published the PolyMet DEIS with formal notification of publication in the Minnesota Environmental Quality Board (“EQB”) Monitor and the Federal Register on November 2 and November 6, 2009, respectively. The formal notification of publication started a 90-day period for public review and comment, which ended on February 3, 2010. During this period, the lead Agencies held two public meetings – one in the town of Aurora, MN near the project location and one in Blaine, MN in the metropolitan Minneapolis-St. Paul area.

The Lead Agencies received approximately 3,800 submissions containing approximately 22,000 separate comments, including an extensive comment letter from the US Environmental Protection Agency (“EPA”) in its role as reviewer of projects that could impact the environment. Many of the comments related to alternative plans that the Company and the Lead Agencies had already recognized would not be incorporated into the final “preferred” alternative. In general, the preferred alternative would be a combination of our proposals, alternatives and mitigations that meet the purpose and need of the project, is technically and economically feasible and provides the best environmental outcomes.

The EIS review process leading to publication of a Final EIS (“FEIS”) is designed to provide information to government agencies for permitting. The Lead Agencies are working with the EPA and other government agencies to establish the best way to address the comments from government agencies, non-government organizations, and the public. The FEIS will describe a specific, preferred alternative.

Once a conclusion has been reached on how best to complete the EIS process, the Lead Agencies will advise us enabling the Company to release updated information regarding the project timeline.

A number of permits will need to be issued by the MDNR, the Minnesota Pollution Control Agency (PCA) and the USACE before construction can begin - the major permits are:

U.S. Army Corps of Engineers

  Section 404 Individual Permit for Impacted Wetlands

Minnesota Department of Natural Resources

  Permit to Mine
  Water Appropriations Permit
  Dam Safety Permit
  Wetland Replacement Plan

Minnesota Pollution Control Agency

  National Pollutant Discharge Elimination System (NPDES) Permit (storm water)
  State Disposal System (SDS) Permit
  Air Emissions Permit

We commenced the permitting process in early 2004. As of January 31, 2010, we had spent approximately $25.6 million on environmental review and permitting activities.

(e)	History of Exploration

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

From 1998 to present, we have conducted a series of drilling programs totaling 271 holes for approximately 162,000 feet of core and reverse circulation drilling. These holes, combined with earlier drilling by US Steel, bring the total to 418 diamond and reverse circulation holes aggregating to approximately 318,000 feet. In addition, we have meticulously recompiled all prior work started by US Steel in 1969. We have also recently drilled an additional 37 holes totaling approximately 6,300 feet of tightly-spaced grid drilling for detailed mine planning.

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

The increase in mineral resources reflects two changes:

  Data from the calendar 2007 drill program which confirmed the continuity of the main mineralized zone and the size of the Magenta Zone, which was extended down dip and to the west. These changes contributed 149 million short tons to the increase in measured and indicated mineral resources.

  Extension of the overall mineral envelope to approximately 1,620 feet below surface (0’ – elevation), compared with the prior cutoff at approximately 1,120 feet below surface (500’ – elevation). This change contributed 67 million short tons to the increase in measured and indicated mineral resources.

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

The NorthMet deposit has been identified over a length of approximately 2.5 miles and has been found to a depth of more than 2,600 feet. It is covered by a thin layer of glacial till but otherwise reaches to the surface at the northern edge.

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

This discussion and analysis should be read in conjunction with our consolidated financial statements. Our functional currency is the United States dollar and our financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP); however, the only significant difference between U.S. GAAP and Canadian GAAP with regard to our financial statements relates to the accounting for fair value of the conversion factor of convertible debt (see Item 3: Key Information – A. Selected Financial Data for the impact of this difference). All amounts in this discussion and in the consolidated financial statements are expressed in United States dollars, unless identified otherwise.

Summary of Events During the Fiscal Year Ended January 31, 2010

During the year ended January 31, 2010, and through the date of the filing of this Annual Report, we continued to advance our NorthMet Project including the activities noted below.

In May 2009, we determined that Milestone 2 of its Bonus Share Plan, the negotiation and completion of an off-take agreement with a senior metals producer for the purchase of nickel-hydroxide produced from the NorthMet Project, and / or an equity investment in the Company by such a producer or producers, had been achieved. As a result, the we issued the related 1,300,000 common shares to certain Directors and insiders in June 2009.

On each of June 18, 2009 and August 31, 2009, we issued the third tranche and the fourth tranche, respectively, under the US$50 million convertible debt facility with Glencore AG, which closed on October 31, 2008.

At the Annual General and Special Meeting of the shareholders of PolyMet on 24 June 2009, the disinterested shareholders of the Company approved an extension of the expiry date by two years of all stock options outstanding as at 24 June 2009.

On August 27, 2009, we announced that we had filed a universal shelf registration on Form F-3 with the SEC which allows us to have the option to offer and sell, from time to time in one or more offerings, up to $500 million of its debt securities, common shares, warrants and units. The universal registration statement was declared effective by the SEC on October 6, 2009. We subsequently filed a Canadian short form base shelf prospectus in the provinces of British Columbia, Alberta and Ontario in connection with the shelf registration.

In October 2009, we received the consent of more than two-thirds of the warrant holders to exchange 4,010,000 warrants, each warrant entitling the holder to purchase one of our common shares at US$3.00 per share until October 13, 2009 for 4,010,000 warrants at the same price exercisable at any time until the sooner of 30 calendar days after publication of the draft EIS by the State of Minnesota in the state’s Environmental Quality Board Monitor and December 31, 2009.

The draft EIS on our NorthMet Project was published in the state of Minnesota’s EQB Monitor and the Federal Register on November 2, 2009 and November 6, 2009, respectively.

In November 2009, we received the consent of more than two-thirds of the warrant holders to exchange the 4,010,000 warrants, each warrant entitling the holder to purchase one of our common shares at US$3.00 per share due to expire the earlier of 30 calendar days after publication of the draft EIS by the State of Minnesota in the state’s Environmental Quality Board Monitor and December 31, 2009 for 4,010,000 warrants, exercisable at the above price at any time until the sooner of 21 business days after publication of the final EIS by the State of Minnesota in the state’s Environmental Quality Board Monitor and December 31, 2010.

On November 17, 2009, we announced that we had agreed to modify certain terms of our October 2008 convertible debenture transaction with Glencore. Under the initial terms, we issued warrants entitling Glencore to purchase 6.25 million of our common shares at US$5.00 if exercised before the NorthMet Project has produced a total of 20,000 metric tonnes of concentrate, or US$6.00 thereafter. The warrants expire on 30 September 2011. Under the new terms the warrants entitle Glencore to purchase 6.25 million of our common shares at US$3.00 and expire on September 30, 2011. If the 20-day volume weighted average price of our shares is 150% of the exercise price or more ($4.50), and the Final EIS has been published in the Minnesota Department of Natural Resources EQB Monitor, we can accelerate the expiration of the warrants to not less than 21 business days after the notice of acceleration.

Separately, we agreed to modify the terms of the final $25 million undrawn Tranche E of the $50 million debenture transaction with Glencore. The original terms allowed Glencore to exchange the debentures at $4.00 per share. The revised terms allow Glencore to exchange funds drawn under Tranche E at US$2.65 per share. To date, no funds have been drawn under Tranche E. The first four tranches totaling US$25 million (excluding capitalized interest) that have already been drawn will continue to be exchangeable at US$4.00 per share.

On November 24, 2009, we announced that we had closed an equity financing with Glencore for 3,773,585 common shares at $2.65 per share for gross proceeds of $10 million. We also entered into a definitive agreement with Glencore to sell an additional 5,660,377 of our common shares at $2.65 per common share for gross proceeds of $15 million. On January 26, 2010, the Company we closed the second part of the Glencore financing. Both sales were distributed under the universal shelf registration statement

Summary of Operating Results

As of January 31, 2010, we operated in one segment, the exploration and development of the base and precious metals at our NorthMet Project in Minnesota, United States. Head office comprises general and administrative costs, stock based compensation expense, financing expenses, foreign exchange interest income, assets, purchase of property, plant and equipment and amortization reported by the Canadian head office.

	NorthMet	Head Office	Consolidated
	Project	(US$000’s)	(US$000’s)
2010	(US$000’s)
Segment operating loss	$892	$8,131	$9,023
Mineral property, plant and equipment	$115,781	$51	$115,832
Other assets	$2,466	$21,340	$23,806
Identifiable assets	$118,257	$21,391	$139,648
2009
Segment operating loss	$560	$4,963	$5,523
Mineral property, plant and equipment	$91,832	$78	$91,910
Other assets	$2,546	$7,143	$9,689
Identifiable assets	$94,378	$7,221	$101,599
2008
Segment operating loss	$837	$3,287	$4,124
Mineral property, plant and equipment	$64,200	$105	$64,305
Other assets	$3,926	$20,254	$24,180
Identifiable assets	$68,126	$20,359	$88,485

Year ended January 31, 2010 compared with the year ended January 31, 2009

Overall. Our focus for the fiscal year ended January 31, 2010 was to provide the state input into the environmental impact statement and permitting work at the NorthMet Project, obtain additional financing and to continue to develop the Project including updating the mineral reserves and mineral resources estimates and preparing for construction.

Loss for the year. During the year ended 31 January 2010, we incurred a loss of $9.023 million ($0.06 loss per share) compared to a loss of $5.523 million ($0.04 loss per share) in 2008. The increase in the net loss for the period was primarily attributable to:

  A non-cash charge of $4.920 million for the amendment of stock warrants (prior year period - $544,000);

  Stock-based compensation expense of $915,000 (prior year period - $487,000) with the increase being predominantly due to the granting of additional stock options in the first quarter and the extension of the term of all PolyMet stock options outstanding at 24 June 2009 by two years which was approved by the disinterested shareholders at the Company’s Annual and Special of shareholders on 24 June 2009;
  Interest income of $5,000 (prior year period - $154,000) with the decrease being due to lower cash balances and interest rates;
  Investor relations and financing expenses of $420,000 due to the filing of an F-3 registration statement during the 2010 third quarter and additional financing related activities, and
  A foreign exchange loss of $195,000 in the prior year period due to the strengthening of the U.S. dollar versus the Canadian dollar, compared to a loss of $24,000 in the current year quarter.

This was partially offset by an other than temporary impairment loss of $1,365,000 in the prior year period (current year period - $nil) and a foreign exchange loss of $156,000 in the prior year period (current year period - $24,000) due to the strengthening of the U.S. dollar versus the Canadian dollar.

Effective 1 February 2009, the Company adopted CICA Section 3064 - Goodwill and Intangible Assets. As a result of this standard, the CICA withdrew EIC 27, Revenue and Expenses during the pre-operating period. With the withdrawal of EIC 27, the Company is no longer able to defer operating costs and revenues incurred prior to commercial production at its development project. The adoption of this standard resulted in the Company retroactively ceasing to capitalize to mineral property accretion related to asset retirement obligations in its consolidated financial statements.

The company has restated its financial statements for the items above and the impacts on certain line items of the financial statements with significant changes were as follows:

Line Item	Year Ended		Year ended
	31 January 2009		31 January
			2008
	As	Restated	As	Restated
	Previously		Previously
	Reported		Reported
Mineral Property Plant and Equipment	93,067	91,910	65,019	64,305
Loss for the period	4,536	4,979	3,690	4,124
Deficit	60,825	61,982	56,289	57,003
Loss per share	0.03	0.04	0.03	0.03

Effective 1 November 2009, the Company changed its accounting policy for accounting for amendments to warrants. Prior to this date, if the amendment related to warrants held by existing equity holders, the Company would debit the increase in fair value as a result of an amendment to the warrants to share capital. Under its new accounting policy, the Company records the debit to warrant amendment expense. This change in accounting policy has been applied retroactively, the impacts on certain line items of the financial statements with significant changes, after taking into account the above restatement with respect to Section 3064 / EIC 27, were as follows:

Line Item	Year ended
	31 January
	2009
	As	Restated
	Previously
	Reported
Share Capital	104,768	105,312
Loss for the period	4,979	5,523
Deficit	61,982	62,526
Loss per share	0.04	0.04

Year ended January 31, 2009 compared with the year ended January 31, 2008

Overall. Our focus for the fiscal year ended January 31, 2009 was to provide the state input into the environmental impact statement and permitting work at the NorthMet Project and to continue to develop the Project including updating the mineral reserves and mineral resources estimates and preparing for construction.

Loss for the year. During the year ended 31 January 2009, we incurred a loss of $5.523 million ($0.04 loss per share) compared to a loss of $4.124 million ($0.03 loss per share) in 2008. The increase in the net loss for the period was primarily attributable to:

  An other than temporary impairment loss of $1,365,000 (prior year period - $1,050,000) on an investment by the Company in the prior year;
  A non-cash expense of $544,000 relating to the amendment of warrant terms (prior year period - $nil);
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

General and Administrative expense in the year ended 31 January 2009 excluding non-cash stock based compensation expenses, non-cash asset retirement obligation accretion and non-cash warrant amendment costs was $2,897,000 compared with $3,764,000 for the prior year period with the decrease due to lower legal costs, lower investor relations costs and lower office and corporate wage expenses as a result of no bonuses paid out in the current year as compared with the prior year period. Stock-based compensation in the current period was $487,000 (prior year period - $635,000).

(b)	Liquidity And Capital Resources

Financing Activities

On 24 November 2009, the Company closed an equity financing with Glencore for 3,773,585 common shares at $2.65 per share for gross proceeds of $10 million. On 26 January 2010, the Company closed the second tranche of the previously announced equity financing with Glencore of an additional 5,660,377 common shares at $2.65 per common share for gross proceeds of $15 million. Transactions costs for these two financings totaled $499,000.

During the year ended 31 January 2010 the Company issued 775,000 shares (prior year period – 262,800) upon exercise of options for proceeds of $477,000 and 167,954 shares upon exercise of share warrants for proceeds of $494,000.

On 27 August 2009, the Company announced that it had filed a universal shelf registration on Form F-3 with the U.S. Securities and Exchange Commission (“SEC”). This universal shelf registration allows PolyMet to have the option to offer and sell, from time to time in one or more offerings, up to $500 million of its debt securities, common shares, warrants and units.

On 18 June 2009 the Company received $5 million under an existing convertible debenture agreement. On 31 August 2009 PolyMet received an additional $5 million under the convertible debenture agreement.

On October 31, 2008, the Company entered into a financing with Glencore for an aggregate of US$50 million floating rate secured debentures due on September 30, 2011 are to be issued by PolyMet US and guaranteed by the Company. The Debentures bear interest at 12-month US dollar LIBOR plus 4%. Interest is payable in cash or by increasing the principal amount of the Debentures, at PolyMet’s option, for payments on or before September 30, 2009, and at Glencore’s option thereafter. The Debentures are secured by the assets of PolyMet and PolyMet US, including PolyMet’s 100% shareholding in PolyMet US.

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

On 17 November 2009, the Company announced that it agreed to modify certain terms of the above transaction. Under the new terms the Glencore Warrants entitle Glencore to purchase 6.25 million common shares of PolyMet at US$3.00 and expire on September 30, 2011. If the 20-day volume weighted average price of PolyMet’s shares is 150% of the exercise price or more ($4.50), and the Final EIS has been published in the Minnesota Department of Natural Resources EQB Monitor, PolyMet can accelerate the expiration of the Glencore Warrants to not less than 21 business days after the notice of acceleration. The incremental $158,000 increase in the fair value of the warrants due to the warrant exchange was debited to warrant amendment expense and credited to contributed surplus.

Separately in November 2009, PolyMet agreed to modify the terms of the final $25 million Tranche E of the $50 million Debenture with Glencore such that Tranche E, if drawn, can be exchanged at US$2.65 per share. The first four tranches totaling US$25 million (excluding capitalized interest) that have already been drawn will continue to be exchangeable at US$4.00 per share.

During the year ended 31 January 2009 the Company issued 312,800 shares upon exercise of options for proceeds of $452,000.

During the year ended 31 January 2008 the Company issued 15 million units at US$2.75 per unit, with each unit comprising one common share and one-half of one warrant (for accounting purposes, the value of the units was bifurcated between the common shares and the warrants). Each whole warrant was exercisable into a common share at a price of US$4.00 at any time until 13 October 2008 (see amendment below), subject to an early trigger if the 20-day volume weighted average price of the common shares is US$6.00 or more. In connection with the private placement, the Company paid finders’ fees totaling US$1.43 million in cash, 150,000 shares and 520,000 broker warrants having the same terms as the warrants described above. During the period the Company also issued 462,200 shares upon exercise of options for proceeds of $303,000.

On 10 October 2008, the Company announced that it had received the consent from the holders of more than two-thirds of the 8,020,000 warrants issued as part of the April 2007 private placement to exchange those warrants into:

  4,010,000 warrants, each warrant entitling the holder to purchase one common share of PolyMet at US$3.00 per share at any time until the sooner of 30 calendar days after publication of the draft Environmental Impact Statement by the State of Minnesota in the state’s Environmental Quality Board Monitor and October 13, 2009, and
  4,010,000 warrants, each warrant entitling the holder to purchase one common share of PolyMet at US$5.00 if exercised before the NorthMet Project has produced a cumulative total of 20,000 metric tonnes of concentrate, or US$6.00 thereafter and prior to August 31, 2011. PolyMet can accelerate the expiration of the warrants if PolyMet’s volume-weighted 20-day average share price trades at a 50% premium to the exercise price applicable at any time.

The incremental $544,000 increase in the fair value of the warrants due to the warrant exchange was debited to warrant amendment expense and credited to contributed surplus in the year ended 31 January 2009.

In October 2009, the Company received the consent from holders of more than two-thirds of the above warrants to exchange those the 4,010,000 warrants due to expire on October 13, 2009 for 4,010,000 warrants, each warrant entitling the holder to purchase one share of PolyMet common stock at US$3.00 per share at any time until the sooner of 30 calendar days after publication of the draft Environmental Impact Statement by the State of Minnesota in the state’s Environmental Quality Board Monitor and 31 December, 2009. The incremental $1,005,000 increase in the fair value of the warrants due to the warrant exchange was debited to warrant amendment expense and credited to contributed surplus.

In November 2009, the Company received the consent from holders of more than two-thirds of the above warrants to exchange the 4,010,000 warrants due to expire the earlier of 30 calendar days after publication of the draft Environmental Impact Statement by the State of Minnesota in the state’s Environmental Quality Board Monitor and 31 December, 2009 for 4,010,000 warrants, each warrant entitling the holder to purchase one share of PolyMet common stock at US$3.00 per share at any time until the sooner of 21 business days after publication of the final Environmental Impact Statement by the State of Minnesota in the state’s Environmental Quality Board Monitor and 31 December 2010. The incremental $3,757,000 increase in the fair value of the warrants due to the warrant exchange was debited to warrant amendment expense and credited to contributed surplus.

Year Ended January 31, 2010

Cash used in operating activities in the year ended 31 January 2010 was $2.429 million compared to cash used in the prior year of $3.290 million. The variance is primarily due to the cash based operating activity differences described above and changes in working capital balances.

Cash provided by financing activities for the year ended 31 January 2010 was $34.111 million compared with $13.336 million in the prior year. The activity in the current year was primarily due to net proceeds of $24.501 million from two Glencore equity offerings in the fourth quarter, the net funding from issuance of convertible debentures of $9,944,000 (prior year period - $14,333,000), the scheduled repayment of $1,250,000 of debt (prior year period - $1,150,000) and deferred financing costs of $55,000 (prior year period - $49,000). During the current year period, the Company received $477,000 from the issuance of common shares on exercise of stock options (prior year period - $452,000) and $494,000 from the issuance of common shares on the exercise of share warrants (prior year period - $nil).

Cash used in investing activities for the year ended 31 January 2010 was $17.754 million compared with $22.776 million in the preceding year, with the decrease being primarily the result of lower engineering, project and environmental / permitting costs in the current year period as the Company scaled back detailed engineering and design work that is not needed for permitting.

Total cash for the year ended 31 January 2010 increased by $13.928 million for a balance of $21.282 million compared to the year ended 31 January 2009 when cash decreased by $12.730 million to a balance of $7.354 million.

Substantially all cash and equivalents are held in United States currency.

As at 31 January 2010 the Company had working capital of $16.313 million compared with working capital of $3.582 million at 31 January 2009 consisting primarily of cash of $21.282 million (31 January 2009 -$7.354 million), prepaids of $512,000 (31 January 2009 - $470,000), accounts payable and accrued liabilities of $2.953 million (31 January 2009 - $2.797 million), the current portion of the notes to Cliffs of $2.000 million (31 January 2009 - $1.250 million) and the current portion of asset retirement obligations of $756,000 (31 January 2009 - $321,000). The Company expects to pay the remaining balance of $8.529 million (31 January 2009 - $10.063 million) long term notes to Cliffs and the convertible debt principal balance of $25 million plus capitalized interest from working capital, additional financing and funds from operations once commercial production has commenced. The Company’s cash is primarily held in deposits and bearer deposits of a major Canadian bank and does not include any exposure to asset-backed commercial paper.

The consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and the settlement of liabilities in the normal course of operations. Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they fall due.

The Company has taken steps to fund its operations through the issuance of equity and debt. It plans to meet its financial obligations to the point at which all regulatory approvals for its NorthMet project have been obtained and which will allow the Company to raise capital to construct its mine and commence commercial production. Management believes that the closing of an equity financing for $25 million in fiscal 2010 and the negotiation of a convertible debenture for $50 million in 2008 will be sufficient to meet its obligations until it is able to raise capital to construct its mine. Four tranches of the convertible debenture amounting to $25 million were advanced to the Company by January 31, 2010. Further advances require the Company to achieve certain milestones and conditions. One of these conditions is for the Company to obtain the consent of Cliffs to allow the debenture holder to obtain a mortgage over certain of the Company’s assets. In the event that the milestones and conditions laid out in the convertible debenture are not met or their achievement is delayed the Company may be forced to curtail or delay expenditures, sell assets or seek additional financing sources. All of these circumstances may delay the progress of or affect the ultimate success of the Company’s plans.

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

Debt

Pursuant to Asset Purchase Agreements, our wholly owned subsidiary Poly Met Mining, Inc. signed three notes payable to Cliffs in the amounts of $2,400,000, $7,000,000 and $7,000,000, respectively. The first note is interest bearing at the annual simple rate of four percent (4%) and is being paid in quarterly instalments equal to $250,000 for total repayment of $2,400,000. The second note is interest bearing at the Wall Street Journal Prime Rate and is being paid in quarterly instalments equal to $250,000 commencing December 31, 2006, with the balance repayable upon receipt of commercial financing, for total repayment of $7,000,000. The third note is interest bearing at the Wall Street Journal Prime Rate and is being paid in quarterly instalments equal to $250,000 commencing on December 31, 2009 for total repayment of $7,000,000. No interest was payable on the third note until December 31, 2009, accordingly had been fair valued, for balance sheet purposes, by discounting it at 8.25% .

Pursuant to a financing agreement with Glencore, the Company has entered into convertible debenture agreements for $25 million. The Debentures are due on 30 September 2011 and bear interest at 12-month US dollar LIBOR plus 4%. Interest is payable in cash or by increasing the principal amount of the Debentures, at PolyMet’s option, for payments on or before September 30, 2009, and at Glencore’s option thereafter.

As at January 31, 2010 the outstanding long term debt was as follows:

	January 31, 2010	January 31, 2009

Notes payable	$10,499	$11,299
Accrued interest	30	14
Convertible debt	25,253	13,943
Total debt	35,782	25,256
Less current portion	(2,000)	(1,250)

Long term debt	$33,782	$24,006

We anticipate using working capital, additional financing and funds from operations once commercial production has commenced to meet the above payment obligations to Cliffs and Glencore.

(c)	Research and Development, Patents and Licenses, Etc.

None.

(d)	Trend Information

None.

(e)	Off-Balance Sheet Arrangements

None.

(f)	Tabular Disclosure of Contractual Obligations

The following table lists as of January 31, 2010 information with respect to the Company’s known contractual obligations:

	Payments due by period
	Total	Less than	1 – 3 years	3 – 5 years	More than 5
Contractual Obligations		1 year			years
Accounts payable and accrued liabilities	$2,953,000	$2,953,000	$-	$-	$-
Long-term debt obligations	41,561,000	4,132,000	33,095,000	2,454,000	1,880,000
Asset retirement obligation	23,638,000	788,000	960,000	651,000	21,239,000
Total	$68,152,000	$7,873,000	$34,055,000	$3,105,000	$23,119,000

Long-term debt obligations (including the current portion) are comprised of long-term and convertible debt balances, are set out in this table on an undiscounted basis and include anticipated interest. Asset retirement obligation represents the undiscounted obligation at 31 January 2010.

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

We perform impairment tests on our mineral property, plant and equipment when events or changes in circumstances indicate that the carrying values of assets may not be recoverable. These tests require the comparison of the undiscounted future cash flows to be derived from these assets with the carrying value of the assets. If a shortfall exists, the assets are written down to fair value, determined primarily using discounted cash flow models.

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

When the Company amends the terms of either stock options or share purchase warrants, the incremental change in the fair value of the options or warrants due to the amendment is charged to warrant amendment expense and contributed surplus.

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

Each Director serves until the next annual general meeting of shareholders or until his/her successor is duly elected, unless his/her office is vacated in accordance with our Articles of Incorporation.

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

The following is a list of the names and ages of our directors and executive officers:

Name	Age	Position

William Murray	61	Executive Chairman
Joseph Scipioni	56	Director, President, and Chief Executive Officer
Douglas J. Newby	51	Chief Financial Officer
Niall Moore	48	Corporate Secretary and Group Controller
William Corneliuson	67	Director
David Dreisinger	52	Director
W. Ian L. Forrest	71	Director
George Molyviatis	47	Director
Frank Sims	59	Director
James Swearingen	67	Director
Stephen Rowland	48	Director

William Murray has served as our Executive Chairman since February 5, 2008 and has served as a member of our board of directors since March 17, 2003. He previously served as our President and Chief Executive Officer from March 17, 2003 until February 5, 2008. Mr. Murray is an engineer in the mining industry with more than 35 years of experience in construction management and project evaluation in North America and Africa. From April 1993 to 2003, Mr. Murray provided consulting services to the mining industry as a principal of Optimum Project Services Ltd. Prior to that, Mr. Murray was employed by Fluor Daniel, a large U.S. Engineering & Construction contractor, as the Director of New Business from October 1989 to April 1993. From September 1981 to May 1986, Mr. Murray was a Director of Project Services at Denison Mines where he was part of the core team than built the $1.2 billion Quintette Coal project. From September 1970 to August 1981, Mr. Murray held a number of positions at Anglo American Corp in South Africa, principally in the Gold Division. Mr. Murray is also a director of South American Silver Corp., Aura Minerals, Inc., and Prospero Silver Corp. Mr. Murray currently resides in British Columbia, Canada.

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

William D. Corneliuson has served as a member of our board of directors since March 8, 2007. He also serves on our audit, nominating and corporate governance, and compensation committees. In April 1993, Mr. Corneliuson founded B.C. Holdings and to date remains as the President and Chief Investment Officer. Mr. Corneliuson has over 30 years of investment experience in a range of asset management positions including managing large institutional portfolios, mutual funds and a private investment fund. Prior to founding B.C. Holdings, Mr. Corneliuson co-founded Strong Capital Management in 1976, which became Strong/Corneliuson Capital Management, where he served as the firm's President and raised and managed several billion dollars of institutional assets and a variety of mutual funds that achieved superior ratings. Mr. Corneliuson received a B.A. in Political Science and subsequently an MBA from Michigan State University. Mr. Corneliuson served in the U.S. Marine Corps where he achieved the rank of Captain. Mr. Corneliuson also serves as Chairman of the board of Medwave Inc., a medical device development company. Mr. Corneliuson currently resides in Colorado, United States.

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

W. Ian L. Forrest has served as a member of our board of directors since October 3, 2003 and served as Chairman of our board until February 5, 2008. He also serves on our audit, compensation, and nominating and corporate governance committees. Mr. Forrest is a member of the Institute of Chartered Accountants of Scotland and continues to practice as a public accountant in Geneva, Switzerland. Mr. Forrest has more than 30 years of experience with public companies in the resource sector. His experience encompasses the areas of promotion, financing, exploration, production and company management. He has also participated in several notable projects including Gulfstream's North Dome gas discovery, Qatar, Reunion Mining's Scorpion zinc, Namibia, which was subsequently developed by Anglo American, and Ocean Diamond Mining which pioneered the independent diamond dredging industry off the west coast of southern Africa. He also serves as a director of Mengold Resources Inc. Having played an important role in the revival of PolyMet Mining Corporation in 2003, he was appointed Chairman in May 2004. W. Ian L. Forrest was a director of AB Airlines plc from June 30, 1999 to July 30, 1999 and, on August 2, 1999 AB Airlines plc was placed in administrative receivership. Viatrade plc, an investment company of which Mr. Forrest was a director went into administration in August 2009. Mr. Forrest currently resides in Vaud, Switzerland.

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

Frank L. Sims has served as a member of our board of directors since February 19, 2008. He also serves on our audit, nominating and corporate governance and safety, health and environmental committees. Mr. Sims is a recognized business leader whose career has been focused in Minnesota and the upper Midwest. Mr. Sims has held a series of progressively senior positions with Cargill, Incorporated between 1972 and his retirement in December 2007. Most recently he served as Corporate Vice President. Minnesota-headquartered Cargill is an international provider of food, agricultural and risk management products and services. Mr. Sims currently serves on the board of Piper Jaffray Companies. Mr. Sims has previously served on the board of Tennant Company, as Vice-Chair of the U.S. Marine Transportation System National Advisory Council, was a Chairman of the board of the North American Export Grain Association, and as Chairman of the Federal Reserve Bank of Minneapolis. Mr. Sims currently resides in Georgia, United States.

James Swearingen has served as a member of our board of directors since January 14, 2005. He also serves on our safety, health and environmental committee. From September 1994 to April 2003, Mr. Swearingen was General Manager of US Steel Corporation’s Minnesota Ore Operations located at the Minntac mine and plant, the largest mining operation in North America. He held a series of progressively senior positions with US Steel Corporation between 1964 and his retirement in 2003. He has served as co-chair of the Governor's Committee on Minnesota's Mining Future. Mr. Swearingen is also active with other groups that bring new technology to north-eastern Minnesota to develop non-ferrous mines and new, value added, projects in steel making. From December 2009 he has been a Trustee for Great Northern Iron Ore Properties. He is also an active advisor to the University of Minnesota's Natural Resources Research Institute based in Duluth, Minnesota, and was recently elected to the City Council of Biwabik, Minnesota. Mr. Swearingen currently resides in Minnesota, United States.

B.	Statement of Executive Compensation

The following table sets forth the compensation paid to our Named Executive Officers for the fiscal year ended January 31, 2010:

					Pension,	Bonus Shares
	Salaries				Retirement
	Commissions				and Similar		Total
	and Bonuses		Options(1)		Benefits(2)		Compensation

William Murray, Executive Chairman	$343,424		$85,432	$	nil	$366,390	$795,246
Joseph Scipioni, President and Chief Executive Officer	$287,110		$85,432		$13,414	$61,065	$447,021
Douglas Newby Chief Financial Officer	$301,720	$	nil		$4,501	$122,130	$428,351

(1)	Balance represents the fair value of options issued the individuals in February 2009.

(2)	Balances represent Company contributions under 401k pension plans.

During the fiscal year ended January 31, 2010, we had three Named Executive Officers (“NEOs”) (for the purposes of applicable securities legislation), namely:

(a)	William Murray, Executive Chairman;

(b)	Joseph Scipioni, President and Chief Executive Officer and

(c)	Douglas Newby, Chief Financial Officer,

During the fiscal year ended January 31, 2010, no compensation was paid or is payable by us to the directors of the Company, other than the NEOs (the “Other Directors”), or our subsidiaries, if any, for their services in their capacity as directors, including any amounts payable for committee participation or special assignments pursuant to any standard or other arrangements; or The Company has no pension plan or other arrangement for non-cash compensation to the Other Directors, except as follows:

Name of Director	Consulting Fees
David Dreisinger	59,000 (1)

(1) Consulting Fees paid in connection with the Company’s NorthMet Project.

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

Our Nominating and Corporate Governance Committee consists of W. Ian L. Forrest, William Corneliuson, George Molyviatis and Frank Sims. Mr. Sims is the chair of the Nominating and Corporate Governance Committee. This committee (1) identifies individuals qualified to become members of the Board, (2) selects, or recommends to the Board, the director nominees for the next annual shareholders meeting, (3) selects candidates to fill any vacancies on the Board; and (4) develops and recommends to the Board a set of corporate governance principles applicable to the corporation.

D. Employees

As of January 31, 2010 we had 21 full-time employees, with four located in our Vancouver office and the 17 located in our Hoyt Lakes office. None of our employees are covered by a collective bargaining agreement. We believe that our relations with our employees are good.

During the fiscal year ended January 31, 2010, we employed an average of 6 consultants working out of our Vancouver and Minnesota offices.

E. Share Ownership

For the shareholdings of our directors and executive officers see Item 7(A).

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth, as of April 26, 2010, certain information regarding the ownership of our voting securities by each shareholder known to our management to be (i) the beneficial owner of more than 5% of our outstanding common shares, (ii) our directors, (iii) our current executive officers identified under Item 6(A), and (iv) all executive officers and directors as a group. We believe that, except as otherwise indicated, the beneficial owners of the common shares listed below, based on information furnished by such owners, have sole investment and voting power with respect to such shares.

		Percent of
Name and Address of	Amount and Nature of	Outstanding
Beneficial Owner (1)	Beneficial Ownership	Common Shares
William Murray (2)	3,157,276	2.1%
Douglas J. Newby (3)	1,015,000	*
Joseph Scipioni (4)	1,100,000	*
Niall Moore (5)	525,000	*
David Dreisinger (6)	1,426,300	*
W. Ian L. Forrest (7)	2,453,000	1.6%
George Molyviatis (8)	8,884,920	6.0%
James Swearingen (9)	700,000	*
William D. Corneliuson (10)	960,000	*
Frank Sims (11)	639,100	*
Stephen Rowland	Nil	*
All executive officers and directors as a group (11 persons) (12)	20,860,596	14.0%
5% or more shareholders:
Cleveland-Cliffs, Inc. (13) 1100 Superior Avenue Cleveland, OH 44114-2589	9,200,547	6.2%
Glencore (14) Baarermattstrasse 3 CH-6341 Baar Switzerland	9,433,962	6.3%

*	Less than 1%.

1.	The address of each person, unless otherwise noted, is c/o PolyMet Mining Corp., Suite 390-3600 Lysander Lane, Richmond, British Columbia V7B 1C3.

2.

Includes 100,000 common shares issuable upon exercise of currently exercisable options, at an exercise price of CDN$0.66 per share set to expire on July 5, 2011, 300,000 common shares issuable upon exercise of currently exercisable options, at an exercise price of CDN$1.36 per share set to expire on September 19, 2012, 450,000 common shares issuable upon exercise of currently exercisable options at an exercise price of CDN$2.76 per share set to expire on March 20, 2013 and 200,000 common shares issuable upon exercise of currently exercisable options, at an exercise price of US$0.82 per share set to expire on February 17, 2016. Mr. Murray directly owns 1,120,100 common shares and has voting and dispositive control over 987,176 common shares owned in the name of Group 4 Ventures of which he is the sole shareholder.

3.

Includes 165,000 common shares held in the name of Proteus Capital Corp. of which he is the President and controlling shareholder, 100,000 common shares issuable upon exercise of currently exercisable options, at an exercise price of CDN$1.15 per share set to expire on December 5, 2012, 500,000 common shares issuable upon exercise of currently exercisable options, at an exercise price of CDN$2.76 per share set to expire on March 20, 2013 held in Mr. Newby’s name; and 40,000 common shares issuable upon exercise of currently exercisable options, at an exercise price of CDN$0.94 per share set to expire on June 15, 2012, and 210,000 common shares issuable upon exercise of currently exercisable options, at an exercise price of CDN$1.36 per share set to expire on September 19, 2012 held in the name of Proteus Capital Corp. of which he is the President and controlling shareholder.

4.

Includes 200,000 common shares issuable upon exercise of currently exercisable options, at an exercise price of CDN$2.97 per share set to expire on June 19, 2013, 300,000 common shares issuable upon exercise of currently non-exercisable options, at an exercise price of CDN$3.30 per share set to expire on January 5, 2014, 250,000 common shares issuable upon exercise of currently non-exercisable options, at an exercise price of USD$2.92 per share set to expire on March 12, 2014 and 100,000 common shares issuable upon exercise of currently non-exercisable options, at an exercise price of USD$2.72 per share set to expire on February 15, 2015, 200,000 common shares issuable upon exercise of currently exercisable options, at an exercise price of US$0.82 per share set to expire on February 17, 2016 held in Mr. Scipioni’s name. Mr. Scipioni directly owns 50,000 common shares.

5.

Includes 275,000 common shares issuable upon exercise of currently exercisable options, at an exercise price of CDN$3.82 per share set to expire on September 1, 2013, 175,000 common shares issuable upon exercise of currently non-exercisable options, at an exercise price of CDN$3.30 per share set to expire on January 5, 2014 and 75,000 common shares issuable upon exercise of currently exercisable options, at an exercise price of US$0.82 per share set to expire on January 30, 2016 held in Mr. Moore’s name.

6.

Includes 300,000 common shares issuable upon exercise of currently exercisable options, at an exercise price of CDN$0.66 per share set to expire on July 5, 2011, 150,000 common shares issuable upon exercise of currently exercisable options, at an exercise price of CDN$1.36 per share set to expire on September 19, 2012, 250,000 common shares issuable upon exercise of currently exercisable options, at an exercise price of CDN$2.76 per share set to expire on March 20, 2013 and 150,000 common shares issuable upon exercise of currently exercisable options, at an exercise price of US$0.82 per share set to expire on February 17, 2016. Dr. Dreisinger directly owns 576,300 common shares.

7.

Includes 350,000 common shares issuable upon exercise of currently exercisable options, at an exercise price of CDN$0.66 per share set to expire on July 5, 2011, 150,000 common shares issuable upon exercise of currently exercisable options, at an exercise price of CDN$1.36 per share set to expire on September 19, 2012, 250,000 common shares issuable upon exercise of currently exercisable options, at an exercise price of CDN$2.76 per share set to expire on March 20, 2013 and 150,000 common shares issuable upon exercise of currently exercisable options, at an exercise price of US$0.82 per share set to expire on February 17, 2016. Mr. Forrest has voting and dispositive control with respect to 1,178,000 common shares owned in the name of Micor Trading SA of which he is a director, 375,000 common shares owned in the name of Panares Resources Inc. of which he is a director, and Catherine L. Forrest, Mr. Forrest’s wife, directly owns 932,380 common shares.

8.

Includes 150,000 common shares issuable upon exercise of currently exercisable options, at an exercise price of CDN$1.36 per share set to expire on September 19, 2012, 250,000 common shares issuable upon exercise of currently exercisable options, at an exercise price of CDN$2.76 per share set to expire on March 20, 2013 and 150,000 common shares issuable upon exercise of currently exercisable options, at an exercise price of US$0.82 per share set to expire on February 17, 2016. Mr. Molyviatis directly owns 8,334,920 common shares.

9.

Includes 150,000 common shares issuable upon exercise of currently exercisable options, at an exercise price of CDN$1.36 per share set to expire on September 19, 2012, 250,000 common shares issuable upon exercise of currently exercisable options, at an exercise price of CDN$2.76 per share set to expire on March 20, 2013 and 150,000 common shares issuable upon exercise of currently exercisable options, at an exercise price of US$0.82 per share set to expire on February 17, 2016. Mr. Swearingen directly owns 150,000 common shares. Mr. Swearingen’s wife, directly owns 900 common shares.

10.

Includes 400,000 common shares issuable upon exercise of currently exercisable options, at an exercise price of US$2.88 per share set to expire on March 8, 2014 and 200,000 common shares issuable upon exercise of currently exercisable options, at an exercise price of US$0.82 per share set to expire on February 17, 2016. Mr. Corneliuson directly owns 360,000 common shares.

11.

Includes 400,000 common shares issuable upon exercise of currently un-exercisable options, at an exercise price of US$2.72 per share set to expire on February 15, 2015 and 200,000 common shares issuable upon exercise of currently exercisable options, at an exercise price of US$0.82 per share set to expire on February 17, 2016. Mr. Sims directly owns 39,100 common shares.

12.	Includes 7,525,000 common shares issuable upon exercise of currently exercisable options.

13.	This shareholder held 1,000,000 shares as of January 31, 2005, 7,200,547 as of January 31, 2006 and 9,200,547 as of January 31, 2007, January 31, 2008 and January 31, 2009.

14.	This shareholder acquired 9,433,962 of our common shares from us during our fiscal fourth quarter. This shareholder also holds convertible debentures convertible into 6,637,934 of our common shares.

Our shareholders who beneficially own more than 5% of our common shares outstanding do not have voting rights different from any other shareholders of common shares.

As of April 26, 2010, there were 336 holders of record of our common shares of which 257 were U.S. residents owning 28.01% of our outstanding common shares.

B. Related Party Transactions

The Company has conducted transactions with officers, directors and persons or companies related to directors and paid or accrued amounts as follows:

	2010	2009	2008

Consulting fees paid to David Dreisinger, a Director of the Company	$59	$56	$63
Consulting fees paid to James Swearingen, a Director of the Company	-	-	55
Management fees paid to Group 4 Ventures, an affiliate controlled by the Executive Chairman of the Company	-	-	81
Rent and office charges paid to Baja Mining Corp., a company of which the Executive Chairman was a director	-	5	25
	$59	$61	$224

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value, which is the amount of consideration established and agreed to by the related parties.

During the year ended 31 January 2010, the Company paid $59,000 (2009 - $56,000 and 2008 - $63,000) to Dr. Dreisinger for consulting fees primarily in connection with activities related to the processing / technical side of the NorthMet project and related expenses (the latter were supported by invoices and receipts). The consulting fees were based on a monthly fee of Canadian $5,500 plus general sales tax. Throughout the term of his engagement, Dr. Dreisinger has conducted in-person and telephonic meetings with Mr. William Murray, the Company’s Executive Chairman and formally its President and Chief Executive Officer, and other members of management at which he provided both verbal and written updates on the status of test work and made recommendations for future activities. These meetings occurred approximately every two to three weeks for the past six years.

During the year ended 31 January 2010, the Company paid $nil (2009 - $nil and 2008 - $55,000) to Mr. Swearingen for consulting fees primarily in connection with activities related to our agreements with Cliffs Erie L.L.C. and land tenure and related expenses (the latter were supported by invoices and receipts). The consulting fees were based on a monthly fee of $5,000. Mr. Swearingen spent a significant amount of time in our Hoyt Lakes office reporting to both Mr. Murray and Mr. Warren Hudelson, our senior officer at that site, on a regular basis until Mr. Joseph Scipioni joined the Company. He then reported to Mr. Scipioni, who at the time, was PolyMet’s General Manager and Chief Operating Officer.

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

During the year ended 31 January 2010, the Company paid $nil (2009 - $nil and 2008 - $81,000) to Group 4 Ventures (“Group 4”) for the provision of consulting services of Mr. Murray, at a fixed monthly rate in accordance with a written contract. These amounts were in addition to the salary paid to him during the year ended 31 January 2008 of $172,000. Effective 1 July 2007, Mr. Murray’s employment agreement was adjusted to include, as salary, the amounts formerly paid to Group 4 Ventures as consulting fees and the contract with Group 4 was terminated.

During the year ended 31 January 2010, the Company paid $nil (2009 - $5,000 and 2008 - $25,000) to Baja Mining Corp. (“Baja”) primarily for rent and office costs, including health insurance plan costs. The agreement between Baja and the Company was oral in nature. Mr. Murray ceased being a Director of Baja in June 2008. Effective 1 February, 2007, the Company occupied its own premises and ceased paying rent to Baja. Effective 1 September, 2008, the Company ceased paying the remaining costs to Baja.

The Company believes that the contracts with Group 4 and Baja were at terms that were fair to the parties involved.

C. Interests of experts and counsel.

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See Item 18.

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

B.	Significant Changes

There have been so significant changes subsequent to January 31, 2010.

ITEM 9. THE OFFER AND LISTING

A.	The Offer and Listing Details

The following table outlines the annual high and low market prices for the five most recent fiscal years:

The following table outlines the high and low market prices for each fiscal financial quarter for the two most recent fiscal periods:

The following table outlines the high and low market prices for each of the most recent six months:

1.	On January 31, 2007 we ceased trading on the TSX Venture Exchange and on February 1, 2007, we commenced trading on the Toronto Stock Exchange.

2.	On June 26, 2006, we began trading on the NYSE Amex.

B.	Plan of Distribution

Not applicable.

C.	Markets

In April 1984, our common shares commenced trading on the TSX Venture Exchange in British Columbia, Canada under the symbol "POM.” On February 1, 2007, our common shares graduated to trading on the TSX Exchange in British Columbia under the symbol “POM”. In August 2000, our common shares began trading on the OTCBB under the symbol “POMGF.” On June 26, 2006, our common shares commenced trading on the NYSE Amex (formerly the American Stock Exchange) under the symbol “PLM.”

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

Certain United States Federal Income Tax Consequences. The following discussion is a summary of certain U.S. federal income tax consequences that may be relevant with respect to the ownership and disposition of our common shares by a U.S. Holder (as hereinafter defined). This discussion is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, in each case as of the date hereof. These authorities are subject to differing interpretations and may be changed, perhaps retroactively, resulting in U.S. federal income tax consequences different from those discussed below.

We have not sought any ruling from the U.S. Internal Revenue Service (“IRS”) with respect to the statements made and the conclusions reached in this discussion, and there can be no assurance that the IRS will agree with such statements and conclusions. This discussion applies only to U.S. Holders who hold our common shares as capital assets within the meaning of Section 1221 of the Code. In addition, this summary does not address all U.S. federal income tax considerations that may be applicable to a U.S. Holder’s particular circumstances or to U.S. Holders who may be subject to special tax rules, including, without limitation: tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, partnerships or other entities treated as partnerships for U.S. federal income tax purposes, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, U.S. Holders whose “functional currency” is not the U.S. dollar, persons subject to the alternative minimum tax, persons who hold our common shares as part of a straddle, hedging or conversion transaction, and persons who own, actually or constructively, 10% or more of our common shares.

For purposes of this discussion, a “U.S. Holder” means a holder of our common shares who is (i) a citizen or an individual resident of the U.S., (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the U.S., any state thereof or the District of Columbia, (iii) an estate the income of which is subject to.US. federal income taxation regardless of its source, or (iv) a trust if it is subject to the primary supervision of a court within the U.S. and one or more “U.S. persons,” as defined in the Code, have the authority to control all substantial decisions of the trust or (2)has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds our common shares, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner should consult its own tax advisors as to the U.S. federal income tax consequences of being a partner in a partnership that holds or disposes of our common shares.

This discussion addresses only certain aspects of U.S. federal income taxation to U.S. Holders. U.S. Holders should consult their own tax advisors regarding the U.S. federal, state, local, non-U.S. and other tax consequences of the ownership and disposition of our common shares.

Distributions on Our Common Shares. Subject to the discussion below under “Passive Foreign Investment Company,” U.S. Holders receiving dividend distributions (including constructive dividends) with respect to our common shares generally are required to include in gross income for U.S. federal income tax purposes the gross amount of such distributions (without reduction for any Canadian income or other tax withheld from such distributions), equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that we have current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated as a return of capital to the extent of a U.S. Holder’s adjusted tax basis in our common shares and thereafter as capital gain from the sale or exchange of such common shares. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that the full amount of a distribution with respect to the common shares will be treated, and reported by us, as a dividend.

For taxable years beginning before January 1, 2011, dividends received by U.S. Holders that are individuals, estates or trusts from a “qualified foreign corporation,” as defined in Section 1(h)(11) of the Code, generally are taxed at the same preferential tax rates applicable to long-term capital gains. A corporation that is a “PFIC,” as defined below under “Passive Foreign Investment Company,” for its taxable year during which it pays a dividend, or for its immediately preceding taxable year, however, is not a “qualified foreign corporation.” We believe we will meet the definition of a PFIC and dividends received by U.S. Holders that are individuals, estates or trusts generally will be subject to U.S. federal income tax at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). Dividends paid on our common shares will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain U.S. corporations.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.

Disposition of Our Common Shares. Subject to the discussion below under “Passive Foreign Investment Company,” U.S. Holders will recognize gain or loss upon the sale of our common shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the U.S. Holder’s tax basis in our common shares. A U.S. Holder’s tax basis in the shares generally will be equal to the amount such U.S. Holder paid for the shares, subject to adjustments. Any gain or loss on disposition of our common shares generally will be U.S. source gain or loss and will be capital gain or loss. If, at the time of the disposition, a U.S. holder is treated as holding the common shares for more than one year, such gain or loss will be a long-term capital gain or loss. Long-term capital gain recognized by a non-corporate U.S. holder is currently subject to taxation at a reduced rate. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company. We believe that we will meet the definition of “passive foreign investment company” (“PFIC”) within the meaning of Sections 1291 through 1298 of the Code. A U.S. Holder who holds stock in a non-U.S. corporation during any year in which such corporation is a PFIC is subject to numerous special U.S. federal income tax rules. A non-U.S. corporation is considered to be a PFIC for any taxable year if either:

  at least 75% of its gross income is passive income (the “income test”), or at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

For purposes of the income test and the asset test, respectively, we will be treated as earning our proportionate share of the income and owning our proportionate share of the assets of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock. In addition, for purposes of the income test, passive income does not include any interest, dividends, rents, or royalties received or accrued by us from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to income of such related person that is not passive.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, because the total value of our assets for purposes of the asset test will be calculated using the market price of our common shares (assuming that we continue to be a publicly traded corporation for purposes of the PFIC rules), our PFIC status will depend in large part on the market price of our common shares. Accordingly, fluctuations in the market price of our common shares may result in our being a PFIC for any year. If we are a PFIC for any year during which a U.S. Holder holds our common shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds the common shares, absent a special election. For instance, if we cease to be a PFIC, a U.S. Holder may avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to our common shares pursuant to which such U.S. Holder recognizes gain (which will be taxed under the default PFIC tax rules discussed below) as if such common shares had been sold on the last day of the last taxable year for which we were a PFIC. If we are a PFIC for any taxable year and any of our non-U.S. subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors about the application of the PFIC rules to any of our subsidiaries.

If we are a PFIC for any taxable year during which a U.S. Holder holds our common shares, such U.S. Holder will be subject to special tax rules with respect to any “excess distribution” that it receives and any gain it realizes from a sale or other disposition (including a pledge) of the common shares, unless the U.S. Holder makes a “mark-to-market” election, as discussed below. Distributions received by a U.S. Holder in a taxable year that are greater than 125% of the average annual distributions such U.S. Holder received during the shorter of the three preceding taxable years and its holding period for the common shares will be treated as an excess distribution. Under these special tax rules:

  the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the common shares;

  the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we became a PFIC will be treated as ordinary income; and

  the amount allocated to each other taxable year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to taxable years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the disposition of the common shares cannot be treated as capital, even if the U.S . Holder holds the common shares as capital assets.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to shares of a PFIC to elect out of the tax treatment discussed above. If a U.S. Holder makes a valid mark-to-market election for the common shares, the U.S. Holder will include in income each year an amount equal to the excess, if any, of the fair market value of the common shares as of the close of its taxable year over its adjusted basis in such common shares. The U.S. Holder is allowed a deduction for the excess, if any, of the adjusted basis of the common shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the common shares included in the U.S. Holder’s income for prior taxable years. Amounts included in a U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the common shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the common shares, as well as to any loss realized on the actual sale or disposition of the common shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such common shares. A U.S. Holder’s basis in the common shares will be adjusted to reflect any such income or loss amounts. If a U.S. Holder makes such an election, the tax rules that ordinarily apply to distributions by corporations that are not PFICs would apply to distributions by us, except that the preferential tax rates applicable to long-term capital gains on dividends received from a “qualified foreign corporation” discussed above under “Distributions on the Common Shares” would not apply.

Although a U.S. Holder may be eligible to make a mark-to-market election with respect to our common shares, no such election may be made with respect to the stock of any of our non-U.S. subsidiaries that is also a PFIC and that a U.S. Holder is treated as owning, because such stock is not marketable. Hence, the mark-to-market election will not be effective to eliminate the interest charge described above with respect to deemed dispositions of subsidiary PFIC stock or distributions from a subsidiary PFIC.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a “qualified exchange,” including the Toronto Stock Exchange and the NYSE Amex, or other market, as defined in applicable U.S. Treasury regulations. We expect that our common shares will continue to be listed on each of the Toronto Stock Exchange and the NYSE Amex on at least 15 days during each calendar quarter and traded in other than de minimis quantities, and, consequently, the mark-to-market election would be available to U.S. Holders of common shares if we were to be a PFIC.

If a non-U.S. corporation is a PFIC, a holder of shares in that corporation can avoid taxation under the rules described above by making a “qualified electing fund” election to include the holder’s share of the corporation’s income on a current basis in gross income. However, a U.S. Holder can make a qualified electing fund election with respect to its common shares only if we furnish the U.S. Holder annually with certain tax information, and we do not intend to prepare or provide such information.

Congress recently enacted the Hiring Incentives to Restore Employment Act (“HIRE”). Under HIRE, U.S. Holders of a PFIC are required to file an annual report containing any information that may be required by the Treasury. While these information requirements have not yet been specified by the Treasury, a U.S. Holder that holds common shares in any year in which we are a PFIC generally will be required to file IRS Form 8621 regarding distributions received on the common shares and any gain realized on the disposition of the common shares.

U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to their investment in our common shares.

Foreign Tax Credits. Subject to certain conditions and limitations, including potential limitations under the United States-Canada treaty, Canadian taxes paid on or withheld from distributions from us and not refundable to a U.S. Holder may be, at the election of such U.S. Holder, either credited against such U.S. Holder’s U.S. federal income tax liability or deducted from such U.S. Holder’s taxable income. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’ s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by or withheld from a U.S. Holder that year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” In addition, this limitation is calculated separately with respect to specific categories of income. Dividends paid by us generally will constitute “foreign source” income and generally will be categorized as “passive category income.”

Because the rules governing foreign tax credits are complex, U.S. Holders should consult their own tax advisors regarding the availability of foreign tax credits in their particular circumstances.

Information Reporting; Backup Withholding. In general, payments made in the U.S. or through certain U.S. related financial intermediaries with respect to the ownership and disposition of our common shares will be required to be reported to the IRS unless the U.S. Holder is a corporation or other exempt recipient and, when required, demonstrates this fact. In addition, a U.S. Holder may be subject to a backup withholding tax (currently at a rate of 28%) on such payments unless the U.S. Holder (i) is a corporation or other exempt recipient and when required, demonstrates this fact or (ii) provides a taxpayer identification number and otherwise timely complies with applicable certification requirements. U.S. Holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption, if applicable. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability and such U.S. Holder may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS and furnishing any required information in a timely manner.

THE UNITED STATES FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS FOR GENERAL INFORMATION PURPOSES ONLY, DOES NOT PURPORT TO BE A COMPLETE DESCRIPTION OF THE POTENTIAL TAX CONSIDERATIONS RELATING TO OUR COMMON SHARES AND IS NOT TAX ADVICE. U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF OUR COMMON SHARES.

F.	Dividends and Paying Agents

Not Applicable.

G.	Statement by Experts

Not Applicable.

H.	Documents on Display

All documents referred to in this Form 20-F are available for inspection at our office, listed below, during normal office hours.

PolyMet Mining Corp.
#390 – 3600 Lysander Lane
Richmond, British Columbia
V7B 1C3 Canada

We are subject to the informational requirements of the Exchange Act. In accordance with these requirements, we file reports and other information with the SEC. These materials, including this annual report on Form 20-F and its exhibits, may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and at the SEC’s regional office at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of the materials may be obtained from the Public Reference Room of the Commission at 100 F. Street, N.E., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330.

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

Additional financial information is provided in our financial statements and MD&A, copies of which can be obtained by contacting our Corporate Secretary in writing at 390 – 3600 Lysander Lane, Richmond, British Columbia V7B 1C3 or by e-mail at info@polymetmining.com. Copies of such documents will be provided to shareholders free of charge.

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

The Shareholder Rights Plan has previously been filed as Exhibit 14.1.

ITEM 15. CONTROLS AND PROCEDURES

A. Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report, an evaluation was performed under the supervision and with the participation of our management, including the chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15 of the Exchange Act). Based on that evaluation, our management, including the chief executive officer and chief financial officer, concluded that at 31 January 2010 the Company’s disclosure controls and procedures were effective in providing reasonable assurance that material information required to be disclosed by us in the reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. In reaching this conclusion, the Company recognizes two factors that must be and are present:

a)

the Company is dependent upon its advisors and consultants (primarily legal counsel) to assist in recognizing, interpreting and understanding and complying with the various securities regulations disclosure requirements, and

b)	an active board of directors and management with open lines of communication.

B. Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as at 31 January 2010. In making its assessment, management has used the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to evaluate the Company’s internal control over financial reporting.

Based on its assessment, management believes that, as of January 31, 2010, our internal control over financial reporting is effective.

C. Attestation Report of the Registered Public Accounting Firm

The attestation report of PricewaterhouseCoopers with respect to the Company’s internal control over financial reporting is filed with Item 18 of this Annual Report.

D. Changes in Internal Controls

There have been no changes in the Company’s internal control over financial reporting during the year ended 31 January 2010 that have materially affected, or are reasonably likely to material affect, its internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

As of January 31, 2010, the audit committee consisted of four directors. All four members of the Audit Committee, W. Ian L. Forrest, William Corneliuson, George Molyviatis and Frank Sims, meet the criteria of an “Audit Committee Financial Expert” under the applicable rules and regulations of the SEC, and each of their designation as an “Audit Committee Financial Expert” has been ratified by the Board. All four members of the Audit Committee are “independent,” as that term is defined in the New York Stock Exchange Amex listing standards.

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

The Code has previously been filed as Exhibit 11.1.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following outlines the expenditures for accounting fees billed and paid for the last two fiscal periods ended:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees[1]	All Other Fees
January 31, 2010	CDN $231,392	CDN $126,500	CDN $13,906	CDN $Nil
January 31, 2009	CDN $279,220	CDN $47,000	CDN $14,130	CDN $Nil

1	Audit Related Fees are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under Audit Fees.

2	Tax fees consist of fees to prepare the Company’s annual tax filings.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Our corporate governance practices do not differ in any significant way from those followed by U.S. domestic companies listed on the NYSE Amex.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

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

31 January 2010, 2009 and 2008

U.S. Funds

 POLYMET MINING CORP.

Management Report

Management’s Responsibility for Consolidated Financial Statements

The accompanying Consolidated Financial Statements of PolyMet Mining Corp. (the “Company) are the responsibility of management. The Consolidated Financial Statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”) and include certain estimates that reflect management’s best judgments.

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

Management has assessed the effectiveness of the Company’s internal control over financial reporting as at 31 January 2010. In making its assessment, management has used the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to evaluate the Company’s internal control over financial reporting. Based on this assessment, management has concluded that the Company’s internal control over financial reporting was effective as at that date.

The effectiveness of the Company’s internal control over financial reporting as at 31 January 2010 has been audited by PricewaterhouseCoopers LLP, our independent auditors, as stated in their report which appears herein.

“Joseph Scipioni” (signed)	“Douglas Newby” (signed)

Joseph Scipioni	Douglas Newby
President and Chief Executive Officer	Chief Financial Officer

Independent Auditors’ Report

To the Shareholders of PolyMet Mining Corp.

We have completed integrated audits of PolyMet Mining Corp.’s 2010, 2009 and 2008 consolidated financial statements and of its internal control over financial reporting as at January 31, 2010.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of PolyMet Mining Corp. (the “Company”) as at January 31, 2010 and January 31, 2009, and the related consolidated statements of loss, other comprehensive loss and deficit, changes in shareholders’ equity and cash flows for each of the years in the three year period ended January 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at January 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years in the three year period ended January 31, 2010, in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited PolyMet Mining Corp.’s internal control over financial reporting as at January 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at January 31, 2010 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

“PricewaterhouseCoopers LLP”

Chartered Accountants
Vancouver, BC, Canada
April 30, 2010

PolyMet Mining Corp.
(a development stage company)
Consolidated Balance Sheets
As at January 31
All figures in Thousands of U.S. Dollars

	2010	2009
ASSETS		(restated – Note 2)
Current
Cash and equivalents	$21,282	$7,354
Accounts receivable and advances	88	69
Investment (Note 13)	140	57
Prepaid expenses	512	470
	22,022	7,950
Deferred Financing Costs (Note 14c)	1,794	1,739
Mineral Property, Plant and Equipment (Notes 3 and 4)	115,832	91,910
	$139,648	$101,599

LIABILITIES
Current
Accounts payable and accrued liabilities	$2,953	$2,797
Current portion of long term debt (Note 5)	2,000	1,250
Current portion of asset retirement obligation (Note 6)	756	321
	5,709	4,368
Long term
Long term debt (Note 5)	8,529	10,063
Convertible debt (Note 7)	25,253	13,943
Asset retirement obligation (Note 6)	2,590	2,890
Total Liabilities	42,081	31,264

SHAREHOLDERS’ EQUITY
Share Capital - (Note 8)	132,066	105,312
Contributed Surplus – (Note 8d)	36,979	27,549
Accumulated Other Comprehensive Income	71	-
Deficit	(71,549)	(62,526)
	97,567	70,335
Total Liabilities and Shareholders’ Equity	$139,648	$101,599

Contingent Liabilities and Commitments (Notes 4, 6 and 14)

ON BEHALF OF THE BOARD:

“William Murray” , Director

“David Dreisinger” , Director

- See Accompanying Notes -

PolyMet Mining Corp.
(a development stage company)
Consolidated Statements of Loss, Other Comprehensive Loss and Deficit
For the Years Ended 31 January
All figures in Thousands of U.S. Dollars, except per share amounts

		2009	2008
	2010	(restated – Note 2b)	(restated – Note 2b)
General and Administrative
Amortization	$31	$31	$56
Asset retirement obligation accretion	408	443	434
Consulting fees	63	45	73
Investor relations and financing	420	169	270
Office and corporate wages	1,387	1,247	1,681
Professional fees	371	512	652
Shareholders’ information	248	311	373
Stock-based compensation (Notes 8b) and c))	915	487	635
Transfer agent and filing fees	63	158	127
Travel	332	424	532
Warrant amendment (Notes 2b), 7 and 8e))	4,920	544	-
	9,158	4,371	4,833

Other Expenses (Income)
Interest income, net	(5)	(154)	(1,168)
Loss (gain) on foreign exchange	24	156	(566)
Investment loss (Note 13)	-	1,365	1,050
Rental income	(154)	(215)	(25)
	(135)	1,152	(709)

Loss for the Year	9,023	5,523	4,124

Other Comprehensive Income
Unrealized gain on investment	71	-	-
Comprehensive Loss	8,952	5,523	4,124

Loss for the Year	9,023	5,523	4,124
Deficit Beginning of the Year	62,526	57,003	52,879

Deficit End of Year	71,549	62,526	57,003

Basic and Diluted Loss per Share	$(0.06)	$(0.04)	$(0.03)
			-

Weighted Average Number of Shares	139,456,827	137,187,927	133,697,572

- See Accompanying Notes -

PolyMet Mining Corp.
(a development stage company)
Consolidated Statements of Changes in Shareholders’ Equity
All figures in Thousands of U.S. Dollars, except for Shares

	Common Shares (Note 8)
					Other
	Authorized			Contributed	Comprehensive	Deficit
	Shares	Shares	Amount	Surplus	Income	(restated – Note 2)	Total
Balance – 31 January 2007	Unlimited	121,378,876	$72,923	$9,614	$-	$(52,879)	$29,658
Loss for the year	-	-	-	-		(4,124)	(4,124)
Shares and warrants issued:
Exercise of options	-	462,200	303	-		-	303
Fair value of stock options exercised	-	-	212	(212)		-
Private placement, finders’ fees and issuance costs	-	15,149,999	31,177	8,346		-	39,523
Stock-based compensation	-	-	-	3,077		-	3,077
Balance – 31 January 2008 (restated – Note 2)	Unlimited	136,991,075	$104,615	$20,825	$-	$(57,003)	$68,437
Loss for the year	-	-	-	-		(5,523)	(5,523)
Shares and warrants issued:
Exercise of options	-	312,800	452	-		-	452
Fair value of stock options exercised	-	-	245	(245)		-
Convertible debt – conversion factor and warrants (Note 7)	-	-	-	691		-	691
Accrual of Milestones 2 and 4 Bonus Shares (Note 14)	-	-	-	3,912		-	3,912
Amendment to previously issued warrants (Note 8e))	-	-	-	544		-	544
Stock-based compensation	-	-	-	1,822		-	1,822
Balance – 31 January 2009 (restated – Note 2)	Unlimited	137,303,875	$105,312	$27,549	$-	$(62,526)	$70,335
Loss for the year	-	-	-	-		(9,023)	(9,023)
Other comprehensive income for the period	-	-	-	-	71	-	71
Shares and warrants issued:
Equity offering and issuance costs	-	9,433,962	24,501	-		-	24,501
Exercise of options	-	775,000	477	-		-	477
Fair value of stock options exercised	-	-	307	(307)		-
Exercise of warrants	-	167,954	494	-		-	494
Fair value of warrants exercised	-	-	254	(254)		-
Convertible debt – conversion factor and warrants (Note 7)	-	-	-	352		-	352
Accrual of Milestones 2 and 4 Bonus Shares (Note 14)	-	-	-	4,200		-	4,200
Amendment to previously issued warrants (Notes 7 and 8e))	-	-	-	4,920		-	4,920
Issuance of Milestone 2 Bonus Shares (Note 14)		1,300,000	721	(721)
Stock-based compensation (Note 8c))	-	-	-	1,240		-	1,240
Balance – 31 January 2010	Unlimited	148,980,791	$132,066	$36,979	$71	$(71,549)	$97,567

- See Accompanying Notes -

PolyMet Mining Corp.
(a development stage company)
Consolidated Statements of Cash Flows
For the Years Ended 31 January
All figures in Thousands of U.S. Dollars

			2009		2008
			(restated –		(restated –
	2010		Note 2)		Note 2)
Operating Activities
Loss for the year	$(9,023	) $	(5,523	) $	(4,124)
Items not involving cash
Amortization	31		31		56
Asset retirement obligation accretion	408		443		434
Investment loss (Note 13)	-		1,365		1,050
Stock-based compensation	915		487		635
Warrant amendment (Notes 7 and 8e))	4,920		544		-
Changes in non-cash working capital items
Accounts receivable and advances	(19)		99		(107)
Prepaid expenses	(42)		323		(583)
Accounts payable and accrued liabilities	381		(1,059)		(51)
Net cash used in operating activities	(2,429)		(3,290)		(2,690)

Financing Activities
Share capital - for cash	25,472		452		39,826
Long-term debt repayment	(1,250)		(1,400)		(2,000)
Convertible debt	9,944		14,333		-
Deferred financing costs	(55)		(49)		(293)
Net cash provided by financing activities	34,111		13,336		37,533

Investing Activities
Purchase of investment	-		-		(2,495)
Purchase of mineral property, plant and equipment	(17,754)		(22,776)		(21,161)
Net cash used in investing activities	(17,754)		(22,776)		(23,656)

Net Increase (Decrease) in Cash and Cash Equivalents Position	13,928		(12,730)		11,187
Cash and Cash Equivalents Position - Beginning of Year	7,354		20,084		8,897
Cash and Cash Equivalents Position - End of Year	$21,282		$7,354		$20,084

- See Accompanying Notes -

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2010, 2009 and 2008
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
For the years ended 31 January 2010, 2009 and 2008
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

2.	Significant Accounting Policies and Restatements

(a) Significant Accounting Policies

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

Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Poly Met Mining, Inc. Inter-company balances and transactions have been eliminated on consolidation.

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
For the years ended 31 January 2010, 2009 and 2008
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

2.	Significant Accounting Policies and Restatements - Continued

(a) Significant Accounting Policies

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

Foreign Currency Translation

The United States (“U.S.”) dollar is the functional currency of the Company’s business. Accordingly, amounts in these consolidated financial statements are expressed in U.S. dollars unless otherwise stated. The Company’s non-U.S. operations are considered to be integrated with the U.S. operations and have been translated into U.S. dollars using the temporal method. Under this method, monetary assets and liabilities are translated at the rate of exchange in effect at the balance sheet dates and non-monetary assets and liabilities are translated at the exchange rate in effect at the times of the transactions. Revenue and expense items are translated at rates approximating the exchange rate in effect at the time of the transactions, except for amortization which is translated at historical rates. Translation gains and losses are reflected in the consolidated statement of loss in the year incurred.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2010, 2009 and 2008
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

2.	Significant Accounting Policies and Restatements - Continued

(a) Significant Accounting Policies

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

When the Company amends the terms of either stock options or share purchase warrants, the incremental change in the fair value of the options or warrants due to the amendment is booked to warrant amendment expense and contributed surplus.

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

Impairment of Long-Lived Assets

The Company performs impairment tests on its mineral property, plant and equipment when events or changes in circumstances indicate that the carrying values of assets may not be recoverable. These tests require the comparison of the undiscounted future cash flows to be derived from these assets with the carrying value of the assets. If a shortfall exists, the assets are written down to fair value, determined primarily using discounted cash flow models.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2010, 2009 and 2008
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

2.	Significant Accounting Policies and Restatements - Continued

(b) Recent Accounting Pronouncements and Restatements

The Company has adopted the following CICA standards effective for the Company commencing 1 February 2009:

(i) In 2009 the Accounting Standards Board amended CICA handbook Section 3872 – Financial

Instruments – Disclosures (“Section 3862”), to require enhanced disclosures – a “fair value hierarchy” that classifies financial instruments at one of three levels according to the relatively reliability of the inputs used to estimated the fair values. The new requirements of this standard are addressed in Note 15.

(ii) Section 3064 - Goodwill and Intangible Assets. This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and other intangible assets. As a result of this standard, the CICA withdrew EIC 27, Revenue and Expenses during the pre-operating period. With the withdrawal of EIC 27, the Company is no longer able to defer operating costs and revenues incurred prior to commercial production at its development project. The adoption of this standard resulted in the Company retroactively ceasing to capitalize to mineral property accretion related to asset retirement obligations in its consolidated financial statements.

The company has restated its financial statements for the items above and the impacts on certain line items of the financial statements with significant changes were as follows:

Line Item	Year Ended		Year ended
	31 January 2009		31 January 2008

	As Previously	Restated	As Previously	Restated
	Reported		Reported
Mineral Property Plant and Equipment	93,067	91,910	65,019	64,305
Loss for the period	4,536	4,979	3,690	4,124
Deficit	60,825	61,982	56,289	57,003
Loss per share	0.03	0.04	0.03	0.03

(iii) EIC – 173 – Credit Risk and Fair Value of Financial Assets and Liabilities. This standard provides guidance on how to take into account credit risk of an entity and counterparty when determining fair value of financial assets and financial liabilities. The adoption of this standard did not have any effect on the Company’s financial statements.

(iv) EIC – 174 – Mining Exploration Costs. This standard provides guidance on the accounting and impairment review of exploration costs. The adoption of this standard did not have any effect on the Company’s financial statements.

There were no new accounting standards issued during the period that are expected to impact the Company.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2010, 2009 and 2008
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

2.	Significant Accounting Policies and Restatements - Continued

(b) Recent Accounting Pronouncements and Restatements

Effective 1 November 2009, the Company changed its accounting policy for accounting for amendments to warrants. Prior to this date, if the amendment related to warrants held by existing equity holders, the Company would debit the increase in fair value as a result of an amendment to the warrants to share capital. Under its new accounting policy, the Company records the debit to warrant amendment expense. This change in accounting policy has been applied retroactively, the impacts on certain line items of the financial statements with significant changes, after taking into account the above restatement with respect to Section 3064 / EIC 27, were as follows:

Line Item	Year ended
	31 January 2009
	As Previously	Restated
	Reported
Share Capital	104,768	105,312
Loss for the period	4,979	5,523
Deficit	61,982	62,526
Loss per share	0.04	0.04

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2010, 2009 and 2008
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

3.	Resource Property Agreements

NorthMet, Minnesota, U.S.A. - Lease

Pursuant to an agreement dated 4 January 1989, subsequently amended and assigned, the Company leases certain lands in St. Louis County, Minnesota from RGGS Land & Minerals Ltd., L.P. The original term of the renewable lease was 20 years and called for total lease payments of $1,475,000. The Company has renewed the lease by making a payment of $150,000 in January 2010. All lease payments have been paid to 31 January 2010.

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

Pursuant to the leases, PolyMet holds mineral rights and the right to mine. PolyMet intends to acquire surface rights through a land exchange with or direct acquisition of surface rights from the United States Forest Service, which costs have been included in the capital cost estimate of the Project.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2010, 2009 and 2008
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

4.	Mineral Property, Plant and Equipment

Details are as follows:

		Accumulated	Net Book
31 January 2010	Cost	Amortization	Value
NorthMet Project	$115,620	$-	$115,620
Leasehold improvements	47	30	17
Computers	418	276	142
Furniture and equipment	142	89	53
	$116,227	$395	$115,832

		Accumulated	Net Book
31 January 2009	Cost	Amortization	Value
NorthMet Project	$91,707	$-	$91,707
Leasehold improvements	47	21	26
Computers	224	125	99
Furniture and equipment	137	59	78
	$92,115	$205	$91,910

Erie Plant, Minnesota, U.S.A.

On 15 November 2005, the Company exercised an option to acquire 100% ownership of large portions of the former LTV Steel Mining Company ore processing plant in northeastern Minnesota under the Asset Purchase Agreement with Cliffs.

The consideration for the purchase was $1 million in cash, $2.4 million in notes payable and the issuance of 6,200,547 common shares (at fair market value of $7,564,000) in the capital stock of the Company. The final instalment of the notes payable was paid on 30 June 2008 (Note 5).

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2010, 2009 and 2008
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

$1 million in cash, paid at closing;

$7 million in cash, payable in quarterly instalments of $250,000 commencing 31 December 2006 with the balance payable upon receipt of production financing. Interest is payable quarterly starting 31 December 2006 at the Wall Street Journal Prime Rate; and

$7 million in cash, payable in quarterly instalments of $250,000 commencing on 31 December 2009. No interest was payable until 31 December 2009 after which it is payable quarterly at the Wall Street Journal Prime Rate, accordingly the debt was fair valued, for balance sheet purposes, by discounting it at 8.25%.

The Company has assumed certain ongoing site-related environmental and reclamation obligations as a result of the above purchases. These environmental and reclamation obligations are presently contracted under the terms of the purchase agreements with Cliffs. Once the Company obtains its permit to mine and Cliffs is released from its obligations by the State agencies, the environmental and reclamation obligations will be direct with the governing bodies. The present value of the asset retirement obligation in the amount of $3,346,000 (Note 6) less accretion of $1,559,000 charged to retained earnings has been recorded as an increase in the carrying amount of the NorthMet Project assets and will be amortized over the life of the asset.

Interest and loan accretion on the long-term and convertible debt to 31 January 2010 in the amount of $4,608,000 (2009 - $2,264,000) has been capitalized as part of the cost of the NorthMet Project assets.

As the above assets are not in use no amortization of these assets has been recorded to 31 January 2010.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2010, 2009 and 2008
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

5.	Long Term Debt

Pursuant to the Asset Purchase Agreements (Note 4) the Company’s wholly owned subsidiary Poly Met Mining, Inc. (“PolyMet US”) signed three notes payable to Cliffs in the amounts of $2,400,000, $7,000,000 and $7,000,000, respectively. The first note was interest bearing at the annual simple rate of four percent (4%) and the final payment was made on June 2008. The second note is interest bearing at the Wall Street Journal Prime Rate and is being paid in quarterly instalments equal to $250,000 commencing 31 December 2006, with the balance repayable upon receipt of commercial financing, for total repayment of $7,000,000. The third note is interest bearing at the Wall Street Journal Prime Rate and is being paid in quarterly instalments equal to $250,000 commencing on 31 December 2009 for total repayment of $7,000,000. No interest was payable on the third note until 31 December 2009. Accordingly it was fair valued, for balance sheet purposes, by discounting it at 8.25% . If PolyMet were to default on individual elements of the transactions with Cliffs, the assets associated with the default could revert to Cliffs’ control. As at 31 January 2010 the outstanding long term debt was as follows:

	31 January 2010	31 January 2009

Notes Payable	$10,499	$11,299
Accrued interest	30	14
Total debt	10,529	11,313
Less current portion	(2,000)	(1,250)

Long term debt	$8,529	$10,063

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2010, 2009 and 2008
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

6.	Asset Retirement Obligation

As part of the consideration for the Cliffs Purchase Agreements (Note 4), the Company indemnified Cliffs for the liability for final reclamation and closure of the acquired property.

Federal, state and local laws and regulations concerning environmental protection affect the Company’s operations. Under current regulations, the Company is contracted to indemnify Cliff’s requirement to meet performance standards to minimize environmental impact from operations and to perform site restoration and other closure activities. The Company’s provisions for future site closure and reclamation costs are based on known requirements. It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments. The Company’s estimate of the present value of the obligation to reclaim the NorthMet Project is based upon existing reclamation standards at 31 January 2010 and under Canadian GAAP. Once the Company obtains its permit to mine the environmental and reclamation obligations will be direct with the governing bodies.

The Company’s estimate of the fair value of the asset retirement obligation at 31 January 2010 was $3,346,000 (2009 - $3,211,000). These were based upon a 31 January 2010 undiscounted future cost of $21.6 million for the first Cliffs transaction and $2.0 million for Cliffs II, an annual inflation rate of 2.00%, credit-adjusted risk free interest rates of 10.00% to 12.00% and a mine life of 20 years and a reclamation period of 9 years.

In March 2010, Cliffs entered into a consent decree with the Minnesota Pollution Control Agency (“MPCA”) relating to alleged violations on the Cliffs Erie Property. This consent decree requires submission of a short-term mitigation plan by May 20, 2010 and subsequent approval of that plan by the MPCA. As part of its prior transactions with Cliffs (note 4), PolyMet has agreed to indemnify Cliffs for certain on-going site environmental liabilities. As such, the Company has included its best estimate of the liabilities related to this consent decree in its asset retirement obligation for the year ended 31 January 2010.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2010, 2009 and 2008
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

7.	Convertible Debt

On 31 October 2008, the Company entered into a financing with Glencore AG (“Glencore”) for an aggregate of US$50 million floating rate secured debentures due on 30 September 2011 (the "Debentures") to be issued by PolyMet US, and guaranteed by the Company. The Debentures bear interest at 12-month US dollar LIBOR plus 4%. Interest is payable in cash or by increasing the principal amount of the Debentures, at PolyMet’s option, for payments on or before 30 September 2009, and at Glencore’s option thereafter. At 31 January 2010, $1,314,000 of interest had been added to the principal amount of the debt. The Debentures are secured by all of the assets of PolyMet and PolyMet US, including a pledge of PolyMet’s 100% shareholding in PolyMet US.

The Debentures are exchangeable into common shares of PolyMet at Glencore’s option at US$4.00 per share. The Issuer can, at its option, prepay the Debentures if PolyMet’s shares trade at a 20-day volume weighted average price equal to or exceeding US$6.00, at which time, and at Glencore’s option, Glencore could exchange the Debentures for common shares of PolyMet within 30 days in lieu of payment. Repayment between 1 October 2009 and 30 September 2010 would be at 105% of the then outstanding principal of the Debentures, repayment between 1 October 2010 and 30 September 2011 would be at 102.5% of the outstanding principal.

US$7.5 million of the Debentures were issued on 31 October 2008, an additional US$7.5 million of the Debentures were issued on 22 December 2008, $5 million of the Debentures were issued on 18 June 2009 and an additional US$5 million of the Debentures were issued on 31 August 2009.

The final US$25 million of the Debentures, to be used primarily for detailed engineering and procurement, may be issued upon publication of the Final Environmental Impact Statement in the State of Minnesota’s Environmental Quality Board Monitor, receipt by the Company of a bona fide term sheet for construction financing and are subject to expenditures being in material compliance with budget and other customary conditions as well as agreement between Glencore and Cliffs on terms and conditions whereby Cliffs will provide its consent to Glencore as mortgagee of those parts of the Erie Plant acquired by PolyMet under Asset Agreement II.

On 31 October 2008, PolyMet issued to Glencore warrants (”Glencore Warrants”) to purchase 6.25 million common shares of PolyMet at US$5.00 if exercised before the NorthMet Project has produced a total of 20,000 metric tonnes of concentrate, or US$6.00 thereafter. The Glencore Warrants expire on 30 September 2011. If the volume-weighted 20-day average price of PolyMet’s common shares trade at a 50% premium to the then applicable exercise price, Glencore must exercise the warrants within 30 days or the warrants will expire.

The Company has accounted for the initial US$7.5 million of the Debentures and the 6.25 million common share warrants by allocating the $7.5 million between the debt, the exchangeable feature of the debt and the warrants based on their pro rata fair values. The debt has been fair valued using the difference between 9% and 12 month LIBOR at 31 October 2008 (3.2075%) plus 4%. Costs related to the financing of $652,000 have been recorded against the convertible debt.

The Company has accounted for the second, third and fourth advances of US$7.5 million, US$5 million and US$5 million, respectively, of the Debentures by allocating the principal amounts between the debt and the exchangeable feature of the debt based on their pro rata fair values. The debt has been fair valued using the difference between 9% and 12 month LIBOR at 31 October 2008 (3.2075%) plus 4%. Costs related to the financings of $43,000, $16,000 and $12,000, respectively, have been recorded against the convertible debt.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2010, 2009 and 2008
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

7.	Convertible Debt - continued

On 17 November 2009, the Company announced that it agreed to modify certain terms of the above transaction. Under the new terms the Glencore Warrants entitle Glencore to purchase 6.25 million common shares of PolyMet at US$3.00 and expire on September 30, 2011. If the 20-day volume weighted average price of PolyMet’s shares is 150% of the exercise price or more ($4.50), and the Final EIS has been published in the Minnesota Department of Natural Resources EQB Monitor, PolyMet can accelerate the expiration of the Glencore Warrants to not less than 21 business days after the notice of acceleration. The incremental $158,000 increase in the fair value of the warrants due to the warrant exchange was debited to warrant amendment expense and credited to contributed surplus.

Separately in November 2009, PolyMet agreed to modify the terms of the final $25 million Tranche E of the $50 million Debenture with Glencore such that Tranche E, if drawn, can be exchanged at US$2.65 per share. The first four tranches totaling US$25 million (excluding capitalized interest) that have already been drawn will continue to be exchangeable at US$4.00 per share.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2010, 2009 and 2008
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

8.	Share Capital

	a)	Share Issuances for Cash

During the year ended 31 January 2010 the Company issued the following shares for cash:

i)

On 24 November 2009, the Company had closed an equity financing with Glencore for 3,773,585 common shares at $2.65 per share for gross proceeds of $10 million. On 26 January 2010, the Company closed the second tranche of the previously announced equity financing with Glencore of an additional 5,660,377 common shares at $2.65 per common share for gross proceeds of $15 million. Transactions costs for these two financings totaled $499,000;

		ii)	775,000 shares pursuant to the exercise of stock options for total proceeds of $477,000, and

		iii)	167,954 shares pursuant to the exercise of share warrants for total proceeds of $494,000.

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
For the years ended 31 January 2010, 2009 and 2008
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

8.	Share Capital - Continued

	b)	Stock Options

Effective 25 May 2007, the Company adopted a new Omnibus Share Compensation Plan (“Stock Option Plan”), which was approved by the Company’s shareholders’ on 27 June 2007. The Stock Option Plan covers the Company’s employees, directors, officers and consultants. The options are granted for varying terms ranging from two to seven years. The maximum number of common shares under the stock option plan shall not exceed (i) 10% of the outstanding common shares of the Company at the time of granting of the options and (ii) 18,592,888 common shares of the Company, of which 3,640,000 common shares are reserved for issuance as awards other than options (Note 14a)).

Details of stock option activity are as follows:

	31 January	31 January	31 January
	2010	2009	2008
	Options	Options	Options
Outstanding - Beginning of year	12,615,000	11,312,800	9,090,000
Granted	1,585,000	1,690,000	2,685,000
Cancelled / Forfeited	(350,000)	(75,000)	-
Exercised	(775,000)	(312,800)	(462,200)

Outstanding - End of year	13,075,000	12,615,000	11,312,800

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2010, 2009 and 2008
Tabular amounts in Thousands of US Dollars except for price per share, shares and options

8.	Share Capital - Continued

	b)	Stock Options - Continued

At the Annual and Special Meeting of the shareholders of PolyMet on 24 June 2009, the disinterested shareholders of the Company approved an extension of the expiry date by two years of all stock options outstanding as at 24 June 2009.

As at 31 January 2010, the following director, officer, consultant and employee stock options were outstanding:

			Number of
	Exercise Price	Exercise Price	options
Expiry Date	(US$)	(CDN$)	outstanding
5 July 2011	0.62	0.66	825,000
18 October 2011	0.74	0.79	50,000
30 March 2012	0.61	0.65	85,000
1 May 2012	0.79	0.85	350,000
15 June 2012	0.88	0.94	40,000
19 September 2012	1.27	1.36	1,540,000
24 October 2012	1.12	1.20	200,000
5 December 2012	1.07	1.15	200,000
20 March 2013	2.58	2.76	2,900,000
19 June 2013	2.78	2.97	325,000
1 September 2013	3.57	3.82	300,000
22 September 2013	3.28	3.51	75,000
5 January 2014	3.08	3.30	525,000
13 February 2014	2.99	3.20	1,250,000
8 March 2014	2.88	3.08	400,000
12 March 2014	2.92	3.12	250,000
23 March 2014	2.89	3.09	50,000
4 September 2014	3.00	3.21	360,000
12 December 2014	3.05	3.26	205,000
11 January 2015	3.03	3.24	70,000
31 January 2015	2.87	3.07	100,000
15 February 2015	2.72	2.91	500,000
2 June 2015	3.92	4.19	100,000
30 July 2015	3.22	3.44	175,000
30 January 2016	0.82	0.88	615,000
17 February 2016	0.82	0.88	1,410,000
15 October 2016	2.67	2.86	115,000
8 January 2017	3.54	3.79	60,000
	2.07	2.22	13,075,000

As at 31 January 2010 all options had vested and were exercisable, with the exception of 57,500 which vest incrementally until October 15, 2010 and 1,812,500 which vest upon completion of specific targets.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2010, 2009 and 2008
Tabular amounts in Thousands of US Dollars except for price per share, shares and options

8.	Share Capital - Continued

	c)	Stock-Based Compensation

During the year ended 31 January 2010, the Company granted 1,585,000 options to directors, officers, consultants and employees with an average exercise price of USD$1.14 per option. The fair value of these options was estimated at the date of grant using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Risk-free interest rate	1.30% to 1.69%
Expected dividend yield	Nil
Expected stock price volatility	81.97% to 107.32%
Expected option life in years	2.33

The weighted fair value of options granted during the period was US$0.56. Option pricing models require the input of highly subjective assumptions including the estimate of the share price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

During the year ended 31 January 2010, the Company recorded $1,240,000 for stock based compensation in its accounts as an expense of $915,000 and a debit to mineral property, plant and equipment of $325,000, with the offsetting entries going to contributed surplus. The total for the year included the amortization of the fair value cost of existing stock options and the impact of the two year extension of the term of all options outstanding at 24 June 2009 ($339,000).

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
For the years ended 31 January 2010, 2009 and 2008
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

8.	Share Capital - Continued

	c)	Stock-Based Compensation

During the year ended 31 January 2008, the Company granted 2,685,000 options to directors, officers, consultants and employees with an average exercise price of US$2.97 per option. The fair value of these options estimated at the date of grant using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Risk-free interest rate	3.23% to 4.35%
Expected dividend yield	Nil
Expected stock price volatility	62.47% to 65.02%
Expected option life in years	2.33

The weighted fair value of options granted was US$1.29 (Cdn$1.36). During the year ended 31 January 2008, the Company recorded $3,077,000 in the accounts of the Company as an expense of $635,000 and a debit to mineral property, plant and equipment of $2,442,000 with the offsetting entries going to contributed surplus.

d)	Contributed Surplus

Contributed surplus represents accumulated stock-based compensation expense and warrants issued, reduced by the fair value of the stock options and warrants exercised.

Details are as follows:

	31 January	31 January
	2010	2009
Balance – Beginning of year	$27,549	$20,825
Current year fair value of stock-based compensation	1,240	1,822
Fair value of exchangeable warrants and debt conversion (Note 7)	352	691
Change in fair value of warrants amended (Notes 7, 8a) and e))	4,920	544
Issuance of Milestone 2 Bonus Shares (Note 14)	(721)
Accrual of Bonus Shares for Milestones 2 and 4 (Note 14a))	4,200	3,912
Fair value of stock options and warrants exercised during the year	(561)	(245)
Balance – End of year	$36,979	$27,549

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2010, 2009 and 2008
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

8.	Share Capital - Continued

	e)	Share Purchase Warrants

Details of stock purchase warrant activity are as follows:

	31 January 2010		31 January 2009
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Warrants	Price	Warrants	Price
		(US$)		(US$)
Warrants outstanding - beginning of period	15,370,000	4.74	9,120,000	4.00
Cancelled (Notes 7 and 8e))	(10,260,000)	4.52	(8,020,000)	4.00
Exercised	(335,908)	3.00
Issued	4,010,000	3.00	4,010,000	3.00
Issued (Note 8a))	-	-	4,010,000	5.50
Issued (Note 7)	6,250,000	3.00	6,250,000	5.50

Warrants outstanding – end of period	15,034,092	3.74	15,370,000	4.74

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2010, 2009 and 2008
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

8.	Share Capital - Continued

	e)	Share Purchase Warrants – Continued

On 17 April 2007, the Company issued 7,500,000 warrants in connection with a non-brokered private placement financing of 15 million units at US$2.75 per unit, with each unit comprising one common share and one-half of one warrant. Each whole warrant was exercisable into a common share at a price of US$4.00 at any time until 13 October 2008 subject to an early trigger if the 20- day volume weighted average price of the common shares is US$6.00 or more. In connection with the private placement, the Company has paid finders’ fees including an additional 520,000 broker warrants having the same terms as the warrants described above.

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

The incremental $544,000 increase in the fair value of the warrants due to the warrant exchange was debited to warrant amendment expense and credited to contributed surplus in the year ended 31 January 2009.

In October 2009, the Company received the consent from holders of more than two-thirds of the above warrants to exchange the 4,010,000 warrants due to expire on October 13, 2009 for 4,010,000 warrants, each warrant entitling the holder to purchase one share of PolyMet common stock at US$3.00 per share at any time until the sooner of 30 calendar days after publication of the draft Environmental Impact Statement by the State of Minnesota in the state’s Environmental Quality Board Monitor and 31 December, 2009. The incremental $1,005,000 increase in the fair value of the warrants due to the warrant exchange was debited to warrant amendment expense and credited to contributed surplus.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2010, 2009 and 2008
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

8.	Share Capital - Continued

	e)	Share Purchase Warrants – Continued

In November 2009, the Company received the consent from holders of more than two-thirds of the above warrants to exchange the 4,010,000 warrants due to expire the earlier of 30 calendar days after publication of the draft Environmental Impact Statement by the State of Minnesota in the state’s Environmental Quality Board Monitor and 31 December, 2009 for 4,010,000 warrants, each warrant entitling the holder to purchase one share of PolyMet common stock at US$3.00 per share at any time until the sooner of 21 business days after publication of the final Environmental Impact Statement by the State of Minnesota in the state’s Environmental Quality Board Monitor and 31 December 2010. The incremental $3,757,000 increase in the fair value of the warrants due to the warrant exchange was debited to warrant amendment expense and credited to contributed surplus.

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

All of the warrants are exercisable as at 31 January 2010, except for 500,000 which vest upon delivery of a bona fide offer of project financing.

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

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2010, 2009 and 2008
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

9.	Supplemental Disclosure With Respect To Statements of Cash Flows

During the years ended 31 January 2010, 2009 and 2008 the Company entered into the following non-cash investing and financing activities:

	2010	2009	2008

Issued nil (2010 – nil; 2009 – nil 2008 - 150,000) shares and 520,000 broker warrants for finders’ fees on private placements	$-	$-	$1,108
Changes in accounts payable and accrued liabilities related to Investing Activities	$225	$1,970	$2,907

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2010, 2009 and 2008
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

10.	Related Party Transactions

The Company has conducted transactions with officers, directors and persons or companies related to directors and paid or accrued amounts as follows:

	2010	2009	2008

Consulting fees paid to David Dreisinger, a Director of the Company	$59	$56	$63
Consulting fees paid to James Swearingen, a Director of the Company	-	-	55
Management fees paid to Group 4 Ventures, an affiliate controlled by the Executive Chairman of the Company	-	-	81
Rent and office charges paid to Baja Mining Corp., a company of which the Executive Chairman was a director	-	5	25
	$59	$61	$224

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value, which is the amount of consideration established and agreed to by the related parties.

During the year ended 31 January 2010, the Company paid $59,000 (2009 - $56,000 and 2008 -$63,000) to Dr. Dreisinger for consulting fees primarily in connection with activities related to the processing / technical side of the NorthMet project and related expenses (the latter were supported by invoices and receipts). The consulting fees were based on a monthly fee of Canadian $5,500 plus general sales tax. Throughout the term of his engagement, Dr. Dreisinger has conducted in-person and telephonic meetings with Mr. William Murray, the Company’s Executive Chairman and formerly its President and Chief Executive Officer, and other members of management at which he provided both verbal and written updates on the status of test work and made recommendations for future activities. These meetings occurred approximately every two to three weeks for the past six years.

During the year ended 31 January 2010, the Company paid $nil (2009 - $nil and 2008 - $55,000) to Mr. Swearingen for consulting fees primarily in connection with activities related to the Company’s agreements with Cliffs Erie L.L.C. and land tenure and related expenses (the latter were supported by invoices and receipts). The consulting fees were based on a monthly fee of $5,000. Mr. Swearingen spent a significant amount of time in our Hoyt Lakes office reporting to both Mr. Murray and Mr. Warren Hudelson, our senior officer at that site, on a regular basis until Mr. Joe Scipioni joined the Company. He then reported to Mr. Scipioni, who at the time, was PolyMet’s General Manager and Chief Operating Officer.

The agreements with Dr. Dreisinger and Mr. Swearingen were entered into at a time when the Company’s current business plans were being formulated and were month to month and oral in nature. Each agreement was approved by Mr. William Murray. They were discussed with the Company’s board of directors who did not consider that formal approval and written contracts were necessary at that time. The Company believes that both of these contracts were at terms at least as good as could be obtained from third parties. The agreement with Mr. Swearingen was terminated effective January 1, 2008.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2010, 2009 and 2008
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

10.	Related Party Transactions - Continued

During the year ended 31 January 2010, the Company paid $nil (2009 - $nil and 2008 - $81,000) to Group 4 Ventures (“Group 4”) for the provision of consulting services of Mr. Murray, at a fixed monthly rate in accordance with a written contract. These amounts were in addition to the salary paid to him during the year ended 31 January 2008 of $172,000. Effective 1 July 2007, Mr. Murray’s employment agreement was adjusted to include, as salary, the amounts formerly paid to Group 4 Ventures as consulting fees and the contract with Group 4 was terminated.

During the year ended 31 January 2010, the Company paid $nil (2009 - $5,000 and 2008 - $25,000) to Baja Mining Corp. (“Baja”) primarily for rent and office costs, including health insurance plan costs. The agreement between Baja and the Company was oral in nature. Mr. Murray ceased being a Director of Baja in June 2008. Effective 1 February, 2007, the Company occupied its own premises and ceased paying rent to Baja. Effective 1 September, 2008, the Company ceased paying the remaining costs to Baja.

The Company believes that the contracts with Group 4 and Baja were at terms that were fair to the parties involved.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2010, 2009 and 2008
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

11.	Income Taxes

The Company’s provision for income taxes differs from the amounts computed by applying the combined Canadian federal and provincial income tax rates (2010 – 28.5% and 2009 – 30%) to the net loss as a result of the following:

	2010	2009
Provision for recovery of taxes at statutory rates	$(2,583)	$(1,361)
Tax benefit not recognized on current year losses	3,292	2,751
Differences in foreign tax rates	(85)	(9)
Change in valuation allowance	2,883	(2,001)
Non-deductible items and other	(3,507)	620

	$-	$-

Future income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's future tax assets as at 31 January 2010 are as follows:

	2010	2009
Non-capital loss carry forwards	$14,573	$10,421
Unutilized exploration expenses	730	2,144
Capital assets	109	(36)
Total future income tax assets	15,412	12,529
Less: valuation allowance	(15,412)	(12,529)

Net future income tax assets	$-	$-

The Company has income tax loss carry forwards of approximately $13.1 million in Canada, which may be used to reduce future income taxes otherwise payable and which expire in the years 2011 to 2030.

The Company has income tax loss carry forwards of approximately $29.7 million in the United States, which may be used to reduce future income taxes otherwise payable and which expire in the years 2011 to 2030. Virtually all of the unutilized exploration expenses are in the United States.

The tax benefit of the above noted tax assets have been offset by recognition of a valuation allowance in these financial statements.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2010, 2009 and 2008
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

12.	Segmented Information

The Company is in the feasibility stage of developing its mineral properties in the U.S. and provides for its financing and administrative functions at the head office located in Canada. Segmented information on a geographic basis is as follows:

2010	Canada	U.S.	Consolidated
Segment operating loss	$8,131	$892	$9,023
Identifiable assets	$21,391	$118,257	$139,648

2009
Segment operating loss	$4,963	$560	$5,523
Identifiable assets	$7,221	$94,378	$101,599

2008
Segment operating loss	$3,287	$837	$4,124
Identifiable assets	$20,359	$68,126	$88,485

13.	Investment

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

As at 31 January 2008, the Company determined that the investment has had an other than temporary decline in value. This determination was based on, among other factors, a significant drop in market price for the investment company’s main product and a continued decline in the share price of the investment company. The initial acquisition cost of the investment was US$2,495,000 (C$2,618,000) and the fair value of the investment at 31 January 2008 was US$1,445,000 (C$1,440,000). As a result, the Company recorded an investment loss of $1,050,000 in its income statement and reversed the amounts that had previously been recorded in Other Comprehensive Loss during the year.

As at 31 January 2009, the Company determined that the investment has had an additional other than temporary decline in value. This determination was based on, among other factors, a continued drop in market price for the investment company’s main product and a continued decline in the share price of the investment company. The fair value of the investment at 31 January 2009 was US$57,000. During the year, the Company recorded an additional investment losses totaling $1,365,000 due to declines in value.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2010, 2009 and 2008
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

14.	Contingent Liabilities and Commitments

a)

The Company has instituted a share bonus plan as part of its employment, management and consulting contracts for key management and project personnel. This bonus plan adds incentive for key personnel to reach certain prescribed milestones required to reach commercial production at the NorthMet Project. As at 31 January 2010, the Company had received shareholder approval of the Bonus Shares for Milestones 1 – 4 and regulatory approval for Milestones 1, 2 and 3. Milestone 4 is subject to regulatory approval, which will be sought in 2010. To 31 January 2010, 5,240,000 shares have been issued for the achievement of Milestones 1, 2 and 3.

The summary of the share bonus plan is as follows:

	Bonus Shares
Milestone 1	1,590,000	issued
Milestone 2	1,300,000	(i) issued in May 2009
Milestone 3	2,350,000	issued
Milestone 4	3,640,000	(iii) and (iv)

(i)

Milestone 2 – Negotiation and completion of an off-take agreement with a senior metals producer for the purchase of nickel-hydroxide produced from the NorthMet Project, and / or an equity investment in the Company by such a producer or producers. The bonus shares allocated to Milestone 2 are valued at C$0.75. During the year ended 31 January 2010, the Company accrued $357,000 related to Milestone 2 (2009 - $357,000; 2008 - $nil), these amounts were capitalized to Mineral Property, Plant and Equipment. This milestone was deemed to have been achieved in May 2009 and therefore the Company issued the shares to certain directors and insiders.

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

(iv)

At the Annual General Meeting of shareholders of the Company, held on 17 June 2008, the disinterested shareholders approved the bonus shares for Milestone 4. The bonus shares allocated to Milestone 4 are valued at US$3.80, the Company’s closing trading price on 17 June 2008. During the year ended 31 January 2010, the Company accrued $3,843,000 related to Milestone 4 (2009 - $3,583,000; 2008 - $nil), these amounts were capitalized to Mineral Property, Plant and Equipment.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2010, 2009 and 2008
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

d)

On 13 October 2008, the Company entered into a collateral pledge agreement wherein it pledged a used drill rig which it owned against payments made by a supplier for parts that will be used in rebuilding the drill rig. The drill rig has a book value of $2,841,000 including the amount that the Company has capitalized related to an account payable of $1,016,000 for the full value of the parts.

e)

On 31 October 2008, the Company entered into agreements with Glencore wherein Glencore will provide marketing services covering concentrates, metal, or intermediate products at prevailing market terms for at least the first five years of production.

f)

On 31 January 2010, the Company had outstanding commitments related to equipment, rent, consultants and the environmental review process of approximately $1,000,000 predominantly due over the next year.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2010, 2009 and 2008
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

15.	Financial Instruments and Risk Management

Categories of financial assets and liabilities

Under Canadian GAAP, financial instruments are classified into one of the following five categories: held-for-trading; held to maturity investment; loans and receivables; available-for-sale financial assets, and other financial liabilities. The carrying values of the Company’s financial instruments are classified into the following categories:

	31 January	31 January
	2010	2009
Held-for-trading (1)	$21,282	$7,354
Available-for-sale	140	57
Loans and receivables	88	69
Other financial liabilities (2)	38,735	28,053

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

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2010, 2009 and 2008
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

15.	Financial Instruments and Risk Management - continued

As at 31 January 2010, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars:

	31 January	31 January
	2010	2009
Held-for-trading (1)	$157	$155
Available-for-sale	140	57
Loans and receivables	25	34
Other financial liabilities (2)	(302)	(255)

	$20	$(9)

(1)	Includes cash and equivalents.
(2)	Includes accounts payable and accrued liabilities.

Based on the above net exposures, as at 31 January 2010, a 10% change in the Canadian / United States exchange rate would impact the Company’s earnings by $2,000.

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

As at 31 January 2010, the Company is exposed to interest rate risk through the following assets and liabilities:

	31 January	31 January
	2010	2009
Held-for-trading (1)	$21,282	$7,354
Other financial liabilities (2)	33,782	25,256

(1)	Includes cash and equivalents.
(2)	Represents long-term debt (Note 5) and convertible debt (Note 7).

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2010, 2009 and 2008
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

15.	Financial Instruments and Risk Management - continued

Investment risk

The Company’s investment in the common shares of a publicly traded Canadian mining company (see Note 13) bears investment risk. The maximum exposure to investment risk is equal to the carrying value of the investment.

As at 31 January 2010, the Company is exposed to investment risk through the following assets:

	31 January	31 January
	2010	2009
Available-for-sale (1)	$140	$57

(1) Includes investment.

Fair Value Measurements

PolyMet’s financial assets and liabilities are measured or disclosed at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. There are three levels of fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value, with level 1 inputs having the highest priority. The levels and the valuation techniques used to value the Company’s financial assets and liabilities are described below:

Level 1 –	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Investments in marketable securities are valued using quoted market prices in active markets, obtained from securities exchanges. Accordingly, these items are included in Level 1 of the fair value hierarchy.

Level 2 –

Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 –	Unobservable (supported by little or no market activity) prices.

Cash equivalents are recorded at face value. Accounts receivable and advances are short-term in nature and represent the initial price of the good or service. Long term and convertible debt have been fair valued using assumptions with respect to interest rates relevant to similar debt taking into account the collateral involved.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2010, 2009 and 2008
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

15.	Financial Instruments and Risk Management - Continued

The fair values of our financial assets and liabilities at 31 January 2010 are summarized in the following table:

	Fair Value – Quoted in active markets for identical assets (Level 1)	Fair Value - Significant other observable inputs (Level 2)	Fair Value - Significant unobservable inputs (Level 3)	Fair Value - Total	Book Value
Assets
Cash and equivalents	-	-	21,282	21,282	21,282
Accounts receivable and advances			88	88	88
Investment	140		-	140	140
	140	-	21,370	21,510	21,510
Liabilities
Accounts payable and accrued liabilities	-	-	2,953	2,953	2,953
Current portion of long term debt	-	-	2,000	2,000	2,000
Long term debt	-	-	8,529	8,529	8,529
Convertible debt	-	-	25,253	25,253	25,253
	-	-	38,735	38,735	38,735

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2010, 2009 and 2008
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

15.	Financial Instruments and Risk Management - Continued

Capital Management

Similar to other companies in the development stage, the Company is in discussions with certain parties to provide funding which will enable the Company to execute its business plan. With the completion of the DFS and taking into account the current permitting process the Company is in, PolyMet will require additional funds through Project construction. Funding for the Project could come from a number of sources and include internal cash flows (for the second stage of the construction), bank project financing and capital market financing. During the upcoming fiscal year, the Company’s objective is to identify the source or sources from which it will obtain the capital required to complete the Project.

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

Although the Company expects its current capital resources will be sufficient to carry out its plans and operations through 31 January 2011, it does not currently have sufficient capital to meet its estimated project capital expenditure requirements and is currently in discussions to arrange sufficient capital to meet these requirements.

16.	Differences Between Canadian and United States Generally Accepted Accounting Principles

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The U.S. Securities and Exchange Commission requires that financial statements of foreign registrants contain a reconciliation presenting the statements on the basis of accounting principles generally accepted in the U.S. U.S. GAAP also requires additional disclosures which are set out in this financial statement note. Any differences in accounting principles as they pertain to the accompanying consolidated financial statements are not material except as follows:

a)

Under Canadian GAAP, all of the elements of the convertible debt transaction are fair valued and then allocated book value on a pro-rated basis. The conversion feature on the debt is treated as equity. Under US GAAP the conversion feature is treated as debt. This resulted in a $250,000 difference between convertible debt and shareholders’ equity in the year ended 31 January 2010 (2009 - $250,000).

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2010, 2009 and 2008
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

16.	Differences Between Canadian and United States Generally Accepted Accounting Principles - Continued

The effects of the above difference in accounting principle on convertible debt and shareholders’ equity are as follows:

	2010	2009	2008
Convertible Debt – Canadian GAAP basis	$25,253	$13,943	$-
Convertible Debt – US GAAP basis	$25,503	$14,193	$-
Shareholders’ Equity – Canadian GAAP basis	$97,567	$70,335	$68,437
Shareholders’ Equity – US GAAP basis	$97,317	$70,085	$68,437

(b) Development Stage Company

The Company meets the definition of a development stage enterprise under United States Accounting Standard Codification (“ASC”) 915 (formerly Statement of Financial Accounting Standards (“SFAS”) No. 7), Accounting and Reporting by Development Stage Enterprises. The following additional disclosures are required under this standard. Management has determined, in accordance with ASC 915 that the Company was dormant for a period to 31 January 2002, as such the required disclosures have been included commencing from 1 February 2003.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2010, 2009 and 2008
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

16.	Differences Between Canadian and United States Generally Accepted Accounting Principles - Continued

Consolidated Statements of Loss, Other Comprehensive Loss and Deficit Cumulative from 1 February 2003 to 31 January 2010

Cumulative
from 1
February 2003
to 31 January
2010
(unaudited)
Pre-feasibility Costs	21,679

General and Administrative
Amortization	131
Asset retirement obligation accretion	1,565
Consulting fees	3,036
Investor relations and financing	1,262
Office and corporate wages	6,278
Professional fees	2,634
Shareholders’ information	1,150
Stock-based compensation	11,331
Transfer agent and filing fees	730
Travel	2,364
Warrant amendment	5,464
35,945

Other Expenses (Income)
Interest income, net	(1,905)
Loss (gain) on foreign exchange	(161)
Gain on sale of resource properties	(220)
Loss on sale of property, plant and equipment	9
Investment loss	2,415
Rental income	(427)
(289)

Cumulative Loss for the Period and Comprehensive Loss	57,335

Other Comprehensive Income
Unrealized gain on investment	(71)
Comprehensive Loss	57,264

Deficit Beginning of the Period	14,214

Deficit End of the Period	71,549

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2010, 2009 and 2008
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

16.	Differences Between Canadian and United States Generally Accepted Accounting Principles - Continued

Consolidated Statements of Changes in Shareholder’s Equity (unaudited) Cumulative from 1 February 2003 to 31 January 2010

					Accumulated
					Other
	Issue Price				Comprehensive
	Per Share	Shares	Amount	Contributed Surplus	Income	Deficit	Total
Balance – 31 January 2003		32,657,526	14,183	-	-	(14,214)	(31)
Loss for the year		-	-	-	-	(147)	(147)
Shares issued for cash:
Private placements, net of finders’ fees and issuance costs	0.09	11,708,318	999	-	-	-	999
Share subscriptions received	-	-	763	-	-	-	763
Exercise of warrants	0.08	486,610	41	-	-	-	41
Exercise of options	0.06	89,600	5	-	-	-	5
Shares issued to settle debt	0.07	50,000	4	-	-	-	4
Stock-based compensation		-	-	55	-	-	55
Balance 31 January 2004		44,992,054	15,995	55	-	(14,361)	1,689
Loss for the year	-	-	-	-	-	(4,416)	(4,416)
Shares issued for cash:
Private placements, net of finders’ fees and issuance costs	0.58	2,955,626	1,715	-	-	-	1,715
Share subscriptions received	-	-	(763)	-	-	-	(763)
Exercise of warrants	0.16	5,277,573	829	-	-	-	829
Exercise of options	0.07	1,088,400	81	-	-	-	81
Shares issued for property	0.23	1,000,000	229	-	-	-	229
Stock-based compensation	-	-	-	993	-	-	993
Fair value of stock options exercised	-	-	42	(42)	-	-	-
Shares allotted for exercise of warrants	0.12	224,925	26	-	-	-	26
Shares allotted for bonus	0.55	1,590,000	873	-	-	-	873
Balance 31 January 2005		57,128,578	19,027	1,006	-	(18,777)	1,256

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2010, 2009 and 2008
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

16.	Differences Between Canadian and United States Generally Accepted Accounting Principles - Continued

Consolidated Statements of Changes in Shareholder’s Equity (unaudited) (continued) Cumulative from 1 February 2003 to 31 January 2010

					Accumulated
					Other
	Issue Price				Comprehensive
	Per Share	Shares	Amount	Contributed Surplus	Income	Deficit	Total
Balance 31 January 2005 (brought forward)		57,128,578	19,027	1,006	-	(18,777)	1,256
Loss for the year	-	-	-	-	-	(15,976)	(15,976)
Shares issued for cash:
Private placements, net of finders’ fees and issuance costs	0.66	29,347,568	15,827	3,653	-	-	19,480
Exercise of warrants	0.58	5,700,628	3,296	-	-	-	3,296
Exercise of options	0.11	1,795,852	197	-	-	-	197
Shares issued for property	1.22	6,200,547	7,564	-	-	-	7,564
Stock-based compensation	-	-	-	3,523	-	-	3,523
Fair value of stock options exercised	-	-	98	(98)	-	-	-
Balance 31 January 2006		100,173,173	46,009	8,084	-	(34,753)	19,340
Loss for the year	-	-	-	-	-	(18,126)	(18.126)
Issuance of shares for bonus	0.55	2,350,000	1,289	-	-	-	1,289
Shares issued for cash:
Exercise of warrants	0.98	14,662,703	17,963	(3,653)	-	-	14,310
Exercise of options	0.35	2,193,000	765	-	-	-	765
Shares issued for property	3.08	2,000,000	6,160	-	-	-	6,160
Stock-based compensation	-	-	-	4,723	-	-	4,723
Warrants issued for deferred financing costs	-	-	-	1,197	-	-	1,197
Fair value of stock options exercised	-	-	737	(737)	-	-	-
Balance – 31 January 2007		121,378,876	72,923	9,614	-	(52,879)	29,658

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2010, 2009 and 2008
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

16.	Differences Between Canadian and United States Generally Accepted Accounting Principles - Continued

Consolidated Statements of Changes in Shareholder’s Equity (unaudited) (continued) Cumulative from 1 February 2003 to 31 January 2010

					Accumulated
					Other
	Issue Price				Comprehensive
	Per Share	Shares	Amount	Contributed Surplus	Income	Deficit	Total
Balance – 31 January 2007 (brought forward)		121,378,876	72,923	9,614	-	(52,879)	29,658
Loss for the year	-	-	-	-	-	(4,124)	(4,124)
Shares and warrants issued:
Exercise of options	0.66	462,200	303	-	-	-	303
Fair value of stock options exercised	-	-	212	(212)	-	-	-
Private placement, net of finders’ fees and issuance costs	2.61	15,149,999	31,177	8,346	-	-	39,523
Stock-based compensation	-	-	-	3,077	-	-	3,077
Balance – 31 January 2008		136,991,075	104,615	20,825	-	(57,003)	68,437
Loss for the year	-	-	-	-	-	(5,523)	(5,523)
Shares and warrants issued:
Exercise of options	1.45	312,800	452	-	-	-	452
Fair value of stock options exercised	-	-	245	(245)	-	-	-
Convertible debt – conversion factor and warrants	-	-	-	441	-	-	441
Accrual of Milestones 2 and 4 Bonus Shares	-	-	-	3,912	-	-	3,912
Amendment to previously issued warrants	-	-	-	544	-	-	544
Stock-based compensation	-	-	-	1,822	-	-	1,822
Balance – 31 January 2009		137,303,875	105,312	27,299	-	(62,526)	70,085

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2010, 2009 and 2008
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

16.	Differences Between Canadian and United States Generally Accepted Accounting Principles - Continued

Consolidated Statements of Changes in Shareholder’s Equity (unaudited) (continued) Cumulative from 1 February 2003 to 31 January 2010

					Accumulated
					Other
	Issue Price				Comprehensive
	Per Share	Shares	Amount	Contributed Surplus	Income	Deficit	Total
Balance – 31 January 2009 (brought forward)		137,303,875	105,312	27,299	-	(62,526)	70,085
Loss for the year	-	-	-	-	-	(9,023)	(9,023)
Other comprehensive income for the year	-	-	-	-	71	-	71
Shares and warrants issued:
Equity offering and issuance costs	2.60	9,433,962	24,501	-	-	-	24,501
Exercise of options	0.62	775,000	477	-	-	-	477
Fair value of stock options exercised	-	-	307	(307)	-	-	-
Exercise of warrants	2.94	167,954	494	-	-	-	494
Fair value of warrants exercised	-	-	254	(254)	-	-	-
Convertible debt – conversion factor	-	-	-	352	-	-	352
Accrual of Milestones 2 and 4 Bonus Shares	-	-	-	4,200	-	-	4,200
Amendment to previously issued warrants	-	-	-	4,920	-	-	4,920
Issuance of Milestone 2 Bonus Shares	0.55	1,300,000	721	(721)	-	-	-
Stock-based compensation	-	-	-	1,240	-	-	1, 240
Balance – 31 January 2010		148,980,791	132,066	36,729	71	(71,549)	97,317

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2010, 2009 and 2008
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

16.	Differences Between Canadian and United States Generally Accepted Accounting Principles - Continued

Consolidated Statements of Cash Flows Cumulative from 1 February 2003 to 31 January 2010

Cumulative
from 1
February
2003 to 31
January 2010
(unaudited)
Operating Activities
Loss for the period	$(57,335)
Items not involving cash
Consulting fees and Office and Corporate wages	2,161
Amortization	131
Asset retirement obligation	1,565
Investment loss	2,415
Stock-based compensation	11,331
Warrant amendment	5,464
Gain on sale of resource properties	(220)
Loss on sale of property, plant and equipment	9
Changes in non-cash working capital items
Accounts receivable and advances	(82)
Prepaid expenses	(512)
Accounts payable and accrued liabilities	710
Net cash used in operating activities	(34,363)

Financing Activities
Share capital - for cash	106,730
Long-term debt repayment	(5,900)
Convertible debt	24,277
Share subscriptions received	763
Deferred financing costs	(597)
Net cash provided by financing activities	125,273

Investing Activities
Purchase of investment	(2,495)
Proceeds on disposal of equipment	33
Proceeds on sale of resource property	220
Purchase of mineral property, plant and equipment	(67,389)
Net cash used in investing activities	(69,631)

Net Increase (Decrease) in Cash and Cash Equivalents Position	21,279
Cash and Cash Equivalents Position - Beginning of Period	3
Cash and Cash Equivalents Position - End of Period	$21,282

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2010, 2009 and 2008
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

16.	Differences Between Canadian and United States Generally Accepted Accounting Principles - Continued

Consolidated Schedules of Pre-Feasibility Costs Cumulative from 1 February 2003 to 31 January 2010

Cumulative
from 1
February
2003 to 31
January
2010
(unaudited)

Direct
Camp and general	$298
Consulting fees	1,846
Drilling	3,169
Engineering	1,441
Environmental	6,130
Geological and geophysical	303
Land lease, taxes and licenses	469
Metallurgical	2,275
Mine planning	3,597
Permitting	321
Plant maintenance and repair	725
Sampling	1,001
Scoping study	104

Cumulative Total Costs for the Period	$21,679

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2010, 2009 and 2008
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

16.	Differences Between Canadian and United States Generally Accepted Accounting Principles -

Continued

(c) Mineral Rights

The total amount paid for mineral rights to 31 January 2010 was $1,775,000.

(d) Accounts Payable

The components of accounts payable and accrued liabilities as at 31 January are as follows:

	2010	2009

Operating payables	376	192
Project development payables	1,561	1,162
Equipment payables	1,016	1,443

Total	$2,953	$2,797

(e) Stock-Based Compensation

As at 31 January 2009, there were 1,752,500 unvested stock options with an average grant date fair value of $1.21 per option. As at 31 January 2010, there were 1,855,000 unvested stock options with an average grant date fair value of $1.24 per option. During the year ended 31 January 2010, no additional stock options vested.

The intrinsic value of a stock option is the difference between the current market price for PolyMet’s common shares and the exercise price of the option. At 31 January 2010, the aggregate intrinsic value of vested and unvested stock options, based on the 29 January 2010 closing price for PolyMet’s common shares of $2.90 was $11,583,000.

The weighted average remaining contractual term of all stock options outstanding as at 31 January 2010 is 3.86 years. The weighted average remaining contractual term of all stock options vested as at 31 January 2010 was 3.74 years.

The unrecognized compensation cost for non-vested stock options at 31 January 2010 was $479,000. The weighted average period over which it is expected to be recognized is 2.53 years.

PolyMet records stock-based compensation expense as a separate line item in the Company’s consolidated statements of loss, other comprehensive loss and deficit. If stock-based compensation had been recorded on the same line as cash compensation for the individuals who received the stock options, $915,000 for the year ended 31 January 2010, $487,000 for the year ended 31 January 2009 and $635,000 for the year ended 31 January 2008 would have been recorded under office and corporate wages expense.

The Company has estimated the expected life of incentive stock options to be 2.3 years based on historic option exercise patterns and the timeline for material developments in the past and anticipated in future.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2010, 2009 and 2008
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

16.	Differences Between Canadian and United States Generally Accepted Accounting Principles -

Continued

	f)	Recent U.S. Accounting Pronouncements, which relate to the Company’s current operations are summarized as follows:

Accounting Standards Update No. 2010-06, “Fair Value Measurements Disclosures”

In January 2010, the Financial Statement Accounting Board (“FASB”) issued Accounting Standards Update No. 2010-06, “Fair Value Measurements Disclosures” which amends Subtopic 820-10 of the FASB Accounting Standards Codification to require new disclosures for fair value measurements and provides clarification for existing disclosure requirements. More specifically, this update will require (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales and issuances and settlements to be presented separately (i.e. present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). This update clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. The Company is evaluating the impact that the adoption of this statement would have on its consolidated financial statement footnote disclosures.

ITEM 19. EXHIBITS

Exhibit		Footnote
No.	Description	Ref.
1.1	Certificate of Incorporation.	(2)
1.2	Certificate of Change of Name.	(2)
1.3	Articles of Incorporation of PolyMet Mining Corp.	(2)
4.1	Incentive Stock Option Plan.	(2)
4.2	Shareholder Rights Plan Agreement.	(2)
4.3	Contract for Deed between us and Cleveland Cliffs, Ohio, dated November 15, 2005.	(2)
4.4	Contract for Deed between us and Cleveland Cliffs, Ohio, dated December 20, 2006	(1)
4.5	Purchase Agreement between us and Glencore, dated October 31, 2008	(8)
4.6	Floating Rate Secured Debenture between us and Glencore, dated October 31, 2008	(8)
4.7	Parent Guarantee between PolyMet Mining Corp. and Glencore, dated October 31, 2008	(8)
4.8	Security Agreement between PolyMet Mining Corp. and Glencore, dated October 31, 2008	(8)
4.9	Security Agreement between Poly Met Mining, Inc. and Glencore, dated October 31, 2008	(8)
4.10	Pledge Agreement between us and Glencore, dated October 31, 2008	(8)
4.11	Exchange Warrant of PolyMet Mining Corp., dated October 31, 2008	(8)
4.12	Purchase Warrant of PolyMet Mining Corp., dated October 31, 2008	(8)
4.13	Amendment Letter number 11 to Purchase Agreement between us and Glencore	(9)
6.1	2007 PolyMet Omnibus Share Compensation Plan	(7)
8.1	List of Subsidiaries.	(2)
11.1	Code of Ethics.	(3)
11.2	Statement of Corporate Governance Practices, including Audit Mandate and Charter.	(4)
12.1	Certification of Principal Executive Officer pursuant to 17 C.F.R. 240.13a-14(a).	*
12.2	Certification of Principal Financial Officer pursuant to 17 C.F.R. 240.13a-14(a).	*
13.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 17 C.F.R. 240.13a-14(b) and 18 U.S.C. 1350.	*
14.1	Amended and Restated Shareholder Rights Plan	(7)
15.1	Technical Report on NorthMet Project by P. Downey and Associates, dated July 2004	(5)

15.2	Subscription Agreement dated as of July 19, 2004, between us and certain investor(s).	(2)
15.3	Subscription Agreement dated as of February 11, 2005, between us and certain investor(s).	(2)
15.4	Subscription Agreement closing on August 29, 2005, between us and certain investor(s).	(2)
15.5	Subscription Agreement dated as of September 21, 2005, between us and certain investor(s).	(2)
15.6	Form of Canadian Subscription Agreement between us and certain investor (s).	(1)
15.7	Form of U.S. Subscription Agreement between us and certain investor(s).	(1)
15.8	Lease Agreement between us and U.S. Steel Corporation, dated January 4, 1989.	(2)
15.9	Notice of Assignment of the Lease Agreement from U.S. Steel Corporation to RGGS Land and Minerals, Ltd. L.P.	(2)
15.10	Nominating and Corporate Governance Committee Charter	(7)
15.11	Technical Report on NorthMet Project by P.J. Hunter C. Eng. CP dated October 2006	(6)
15.12	Consent of Independent Registered Public Accounting Firm	*
16.1	Audit Committee Charter	(7)
17.1	Executive employment agreement with Mr. William Murray dated July 1, 2007 and amended January 25, 2008	(7)
17.2	Executive employment agreement with Mr. Douglas Newby dated July 1, 2007	(7)
17.3	Executive employment agreement with Mr. Joseph Scipioni dated July 1, 2007	(7)
17.4	Employment agreement with Mr. Niall Moore dated May 6, 2007 and amended January 25, 2008	(7)

Footnote
Ref.	Description
*	Filed herewith.
(1)	Incorporated by reference to our Annual Report on Form 20-F/A for the fiscal year ended January 31, 2007, filed on May 31 2007.
(2)	Incorporated by reference to our Annual Report on Form 20-F/A for the fiscal year ended January 31, 2006, filed on July 31 2006.
(3)	Incorporated by reference to our Annual Report on Form 20-F/A for the fiscal year ended January 31, 2004, filed on July 7, 2005.
(4)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended January 31, 2005, filed on July 25, 2005.
(5)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended January 31, 2004, filed on June 30, 2004.
(6)	Incorporated by reference to our Report on Form 6-K, filed on November 13, 2006.
(7)	Incorporated by reference to our Annual Report on Form-20-F/A for the fiscal year ended January 31, 2008, filed on August 27, 2008.

(8)	Incorporated by reference to our Form 13-D relating to our Purchase Agreement filed on November 10, 2008.
(9)	Incorporate by reference to our Report on Form 6-K filed on November 23, 2009.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this amended Annual Report on its behalf.

Dated: April 30, 2010
POLYMET MINING CORP.

/s/ Joseph Scipioni
Name: Joseph Scipioni
Title: Chief Executive Officer