Form 20-F
period 2011-01-31
POLYMET MINING CORP
filed 2011-05-09
CIK 866028

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ x ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2011

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
Tel: 212-867-1834
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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 154,825,191

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.[ ]Yes[ x ]No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 of 15(d) of the Securities Exchange Act of 1934.[ ]Yes[ x ]No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days. [ x ]Yes[ ]No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Date File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes[ ] No[ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer [ ]	Accelerated filer [ x ]	Non-accelerated filer [ ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued	Other [ x ]
by the International Accounting Standards Board [ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17[ ]Item 18 [ x ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).[ ]Yes[ x ]No

2

Financial Statements:

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

All forward-looking statements included in this Annual Report are based on information available to us on the date of this Annual Report. We expressly disclaim any obligation to update publicly or otherwise these statements, whether as a result of new information, future events or otherwise except to the extent required by law. You should carefully review the cautionary statements and risk factors contained in this and other documents that we file from time to time with the Securities and Exchange Commission (the “SEC”).

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not required.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3. KEY INFORMATION

A.	Selected Financial Data

The following selected financial information, as of and for the years ended January 31, 2011, 2010 and 2009 have been derived from our audited consolidated financial statements, which are included elsewhere in this Annual Report. The selected financial data as of and for the years ended January 31, 2008 and 2007 have been derived from our audited consolidated financial statements not included in this Annual Report. Our consolidated financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"); the application of which conforms in all material respects for the periods presented with United States (“US”) GAAP, except as disclosed in the footnotes to the financial statements. The selected financial data should be read in conjunction with the consolidated financial statements and related notes thereto and other information included elsewhere in the Annual Report.

We are in the process of transitioning to reporting under International Financial Reporting Standards ("IFRS"). Our first quarter 2012, ending April 30, 2011, will include comparative information under IFRS.

Selected Financial Data
(US$ in 000’s, except loss per share and weighted average shares)

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	1/31/11	1/31/10	1/31/09	1/31/08	1/31/07
Revenue	$–	$–	$–	$–	$–
Income (loss) from Operations	$–	$–	$–	$–	$–
Net Loss	$(7,283)	$(9,023)	$(5,523)	$(4,124)	$(18,126)
Loss Per Share	$(0.05)	$(0.06)	$(0.04)	$(0.03)	$(0.16)
Diluted Net Loss Per Share	$(0.05)	$(0.06)	$(0.04)	$(0.03)	$(0.16)
Dividends Per Share	$–	$–	$–	$–	$–
Weighted Average Shares	149,444,955	139,456,827	137,187,927	133,697,572	114,754,213
Working Capital	$779	$16,313	$3,582	$16,558	$5,240
Total Assets	$145,032	$139,648	$101,599	$88,485	$48,451
Long-Term and Convertible Debt	$29,408	$33,782	$24,006	$10,834	$11,853
US GAAP Long-Term and Convertible Debt[1]	$29,658	$34,032	$24,256	$10,834	$11,853
Shareholders’ Equity	$102,618	$97,567	$70,335	$68,437	$29,658
US GAAP Shareholders’ Equity[1]	$102,368	$97,317	$70,085	$68,437	$29,658
Capital Stock	$142,373	$132,066	$105,312	$104,615	$72,923

1	Under Canadian GAAP, we include the fair value of the conversion ability as shareholders’ equity. Under US GAAP, this amount is included in convertible debt.

Unless otherwise indicated, all monetary amounts in this Annual Report are expressed in United States dollars, our reporting currency.

D.	Risk Factors

Factors that could cause our actual results to differ materially from those described in the forward-looking statements contained in this Annual Report and other documents we file with the Securities and Exchange Commission include the risks described below. You should also refer to the other information in this Annual Report, including the consolidated financial statements and accompanying notes thereto.

RISKS RELATING TO OUR BUSINESS

We may experience delays, higher than expected costs, difficulties in obtaining environmental permits and other obstacles when implementing our capital expenditure projects.

We are investing heavily in various facets of our NorthMet Project. Our project is subject to a number of risks that may make it less successful than anticipated, including:

  delays or higher than expected costs completing the environmental review process necessary before construction and operating permits can be issued;

  delays in the issuance of permits after completion of the environmental review process;

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

We are subject to a variety of federal, provincial, state and local statutes, rules and regulations designed to, among other things:

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

We are dependent on our key personnel.

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

As a development stage company, our work is speculative and involves unique and greater risks than are generally associated with operating businesses.

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

We are subject to all the risks inherent to mineral industry, which may have an adverse affect on our business operations.

We are subject to all of the risks inherent in the mining industry, including, the following:

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

As a development stage company with no holdings in any producing mines, we continue to incur losses and expect to incur losses in the future. As of January 31, 2011, we had an accumulated deficit of $78.832 million. We may not be able to achieve or sustain profitability in the future. If we do not begin to generate revenues or find alternate sources of capital, we may either have to suspend or cease operations.

We may not have adequate or any insurance coverage for some business risks that could lead to economically harmful consequences to us.

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

We are also exposed to liquidity risks in meeting our operating and capital expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact our ability to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to us. If these increased levels of volatility and market turmoil continue, our operations could be adversely affected and the trading price of our shares could be adversely affected. As a result of current global financial conditions, numerous financial institutions have gone into bankruptcy or have been rescued by government authorities. As such, we are subject to the risk of loss of its deposits with financial institutions that hold our cash.

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

Our shares that are eligible for future sale may have an adverse effect on the price of our common shares. As of January 31, 2011 there were 154,825,791 of our common shares outstanding. The average trading volume for the three months prior to January 31, 2011 was approximately 113,000 shares per day on the Toronto Stock Exchange and 519,000 shares per day on the NYSE Amex. Sales of substantial amounts of our common shares, or a perception that such sales could occur, and the existence of options or warrants to purchase common shares at prices that may be below the then current market price of our common shares, could adversely affect the market price of our common shares and could impair our ability to raise capital through the sale of our equity securities.

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

Under our 2007 Omnibus Share Compensation Plan (the “Plan”), the aggregate number of our common shares that may be issuable pursuant to the Plan may not at any time exceed the greater of (i) 10% of our issued and outstanding common shares and (ii)18,592,888 common shares, representing 13.62% of our outstanding common shares at the time of the approval of the Plan, of which 4,640,000 common shares are reserved for issuance as awards other than options. As of January 31, 2011 the aggregate number of Common Shares issuable pursuant to the Plan was 13,952,888 shares. Our bonus share incentive plan (the “Bonus Plan”) was established for our directors and key employees. Under the Bonus Plan we may issue an additional 3,640,000 shares upon achieving certain milestones.

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

Our registrar and transfer agent is Computershare Investor Services Inc. of 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, Canada.

During the years ended January 31, 2011, 2010, and 2009 we spent $16.519 million, $17.754 million, and $22.776 million, respectively to acquire property, advance the environmental review, and perform work following completion of our Definitive Feasibility Study on our NorthMet Project located in Minnesota, USA.

All of these expenses were incurred at our NorthMet Project and were funded from the proceeds of equity and convertible debt financings. Since completion of Definitive Feasibility Study in September 2006, these expenditures and the Erie Plant acquisition have been capitalized.

B.	Business Overview

We are a development stage company engaged in the exploration and development of natural resource properties. Currently our sole mineral property is the NorthMet Project, a polymetallic deposit located in northeastern Minnesota, USA.

In the years ended January 31, 2011, 2010 and 2009, we conducted exploration, development and acquisition activities only and did not conduct any operations that generated revenues. Thus, we rely principally on equity or debt convertible into equity financings to fund our projects and expenditures.

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

Environmental and permitting. To commence commercial production at NorthMet, various regulatory approvals are needed. In October 2005, the Minnesota Department of Natural Resources ("MDNR") published its Environmental Assessment Worksheet Decision Document establishing the MDNR as the lead state agency and the US Army Corps of Engineers (“USACE") as the lead federal agency (together the “Lead Agencies”) for preparation of an Environmental Impact Statement (“EIS”) for the project.

In October 2009, the Lead Agencies published the PolyMet Draft EIS, which marked that start of a period for public review and comment that ended on February 3, 2010. During this period, the Lead Agencies held two public meetings and received more than 3,700 submissions containing approximately 22,000 separate comments, including an extensive comment letter from the US Environmental Protection Agency (“EPA”) in its role as reviewer of projects that could impact the environment.

On June 25, 2010 the Lead Agencies announced that they intended to complete the EIS process by preparing a Supplemental Draft EIS that incorporates a proposed land exchange with the US Forest Service ("USFS") Superior National Forest and expands government agency cooperation. The USFS joined the USACE as a federal co-lead agency through the completion of the EIS process. In addition, the EPA has joined the effort as a cooperating agency. The MDNR remains the state co-lead agency.

On October 13, 2010 the USACE and the USFS published a Notice of Intent to complete the Supplemental Draft EIS, which will:

  Supplement and supersede the Draft EIS and respond to concerns identified by the US EPA and other comments on the Draft EIS, and

  Incorporate potential effects from the proposed land exchange between the USFS Superior National Forest and PolyMet.

Once the Supplemental Draft EIS is completed, it will be made available for public review prior to preparation of the Final EIS. Completion of the Final EIS and a subsequent Adequacy Decision by the MDNR and Record of Decision by the federal agencies are necessary before the land exchange can occur and various permits required to construct and operate the NorthMet Project can be issued.

Prior to receipt of these permits, we intend to secure production debt financing that would be available upon receipt of key permits, with construction slated to start upon availability of construction finance.

Engineering and feasibility. We retained Bateman Engineering Pty. of Brisbane, Australia (“Bateman”) as the coordinating consultant to prepare a Definitive Feasibility Study (the “DFS”). In September 2006 we reported that the DFS confirmed the economic and technical viability of our NorthMet Project.

Bateman was responsible for completing the process design and detail engineering and cost estimates for the plant and infrastructure. This work was supported by other firms that provided geo-statistical reviews of the ore body, mine planning and scheduling of ore and waste, and assessment of the market for the metals and intermediate products planned to be produced.

Since September 2006 we have completed additional drilling and expanded the reserves. In May 2008 we completed an internal update of the DFS (the “DFS Update”) which contemplates an initial stage in which we would sell concentrate during completion of construction and commissioning of the hydrometallurgical plant that was contemplated in the DFS. This approach has the advantage of staging capital costs so that the hydrometallurgical plant can be funded in part from cash flow from sales of concentrate, and it reduces our reliance on delivery of long lead-time equipment before we start commercial production.

In February 2011 we announced that we plan to build the NorthMet Project in two phases, the first to produce and market concentrates containing copper, nickel, cobalt and precious metals, and the second to process the nickel concentrate through a single autoclave, resulting in production and sale of high grade copper concentrate, value added nickel-cobalt hydroxide, and precious metals precipitate products.

Financing and corporate development. Since 2003 we have raised approximately $115 million from equity private placement financings.

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

$7.5 million of the Debentures were issued in October 2008, $7.5 million were issued in December 2008, $5.0 million were issued in June 2009, and $5 million were issued in August 2009. The final $25 million was not issued.

In November 2009 we entered into an agreement with Glencore whereby, in two installments, Glencore purchased $25 million of our common shares at $2.65 per share.

In November 2010, we entered into a further agreement with Glencore whereby Glencore agreed to purchase 15 million shares of our common stock at $2.00 per share in three tranches over the next two years. In addition, Glencore agreed to extend the maturity date of the $25 million (initial principal) debentures issued to Glencore under the 2008 financing to September 30, 2012 and cancelled the final $25 million debenture financing commitment and the 6.25 million share purchase warrants issued as part of the 2008 financing. We issued warrants to purchase 3 million shares at $2.00 per share at any time until December 31, 2015 as compensation for the other changes. On January 17, 2011 Glencore funded the first $10 million tranche of the November 2010 financing agreement and we issued 5 million of our common shares to Glencore.

At our annual shareholders' meeting on July 7, 2010, Messrs. Corneliuson and Swearingen did not stand for re-election to our Board of Directors owing to personal commitments. Effective December 31, 2010, Mr. Murray stepped down as Executive Chairman and Mr. Molyviatis resigned from our Board. Mr. Murray continues to serve as a non-management director. Messrs. Forrest and Sims, both independent directors, now serve as our independent co-Chairmen. Mr. Forrest continues as Chair of the Audit and Compensation Committees and Mr. Sims continues as Chair of the Corporate Governance Committee.

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

In the years ended January 31, 2011, 2010 and 2009, we conducted exploration, development and acquisition activities only and did not conduct any operations.

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

The purchase price for this additional infrastructure consisted of 2 million of our common shares and US$15 million in cash to be issued and paid in four tranches:

  2 million of our common shares;

  $1 million in cash was paid at closing;

  $7 million in cash is payable in quarterly installments of $250,000 commencing December 31, 2006 with the balance payable upon receipt of commercial financing. Interest on the outstanding amount is payable quarterly from December 31, 2006 at the Wall Street Journal Prime Rate. As of March 31, 2011 the remaining balance was $2.5 million; and

  $7 million in cash is payable in quarterly installments of $250,000 commencing on December 31, 2009 with a balloon payment of any unpaid balance due on December 31, 2011. Interest began to accrue on the outstanding amount beginning on December 31, 2009 and is now payable quarterly at the Wall Street Journal Prime Rate. As of March 31, 2010 the remaining balance was $5.5 million.

We also assumed certain liabilities associated with the property.

As of January 31, 2011, we have expended $130 million primarily on the acquisition of the Erie Plant and related infrastructure. Under the Asset Purchase Agreement we have paid $3.4 million plus interest and owe Cliffs $nil. Under Cliffs II we have paid $5.5 million plus interest and owe $8.5 million.

Since inception, we have a cumulative deficit of $78.8 million, much of which has been incurred directly and indirectly in connection with our NorthMet Project. These expenditures supported drilling, sampling, assaying, environmental, metallurgical testing, and the pre-feasibility studies.

The following diagram illustrates the location of the NorthMet Project.

Figure No. 1
NorthMet Project Map

(b)	Location / Access / Climate

The NorthMet Project covers a total of 16,700 acres or 25.9 square miles comprising two areas: the NorthMet mine site totaling approximately 4,300 acres or 6.5 square miles of leased mineral rights and the Erie Plant site totaling 12,400 acres of freehold land located approximately six miles west of the mine site. The property is located in St. Louis County in the Mesabi Range District about 60 miles north of Duluth, Minnesota. The NorthMet Project is easily accessible via state and county roads. The surfaced County Highway 666 links the plant to the town of Hoyt Lakes, itself approximately 25 miles east of Virginia, Minnesota which is located on State Highway 53. The mine site is accessible by an all-season gravel road from the plant site and a private railroad crosses the property immediately south of the deposit and runs to the plant site. The plant site is serviced by commercial railroad which connects into the US national and Trans-Canadian railroad systems, as well as a private railroad providing access to port facilities located on Lake Superior. Three high-voltage power lines owned by Minnesota Power supply the plant site and there is ready access to industrial electric power at the mine site.

The northern Minnesota climate is continental, characterized by wide variations in temperature. The temperature in the nearby town of Babbitt averages -14ºC (7ºF) in January and 19ºC (66ºF) in July. The average annual precipitation is 28 inches with approximately 30% during the months from November to April and 70% from May through October.

(c)	Claims and ownership

(i)	NorthMet Leases

Pursuant to two lease agreements, we lease certain lands covering 4,282 acres or 6.5 square miles located in St. Louis County, Minnesota, known as the NorthMet Project:

  Pursuant to an agreement dated January 4, 1989, subsequently amended and assigned, we lease 4,162 acres from RGGS Land & Minerals Ltd., L.P (“RGGS”). During the year ended January 31, 2005, US Steel assigned the lease to RGGS. The initial term of the renewable lease was 20 years and called for total lease payments of $1.450 million. We can indefinitely extend the 20-year term by continuing to make $150,000 annual lease payments on each successive anniversary date. All lease payments have been paid or accrued to January 31, 2011.

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

  Pursuant to an agreement effective December 1, 2008, we lease 120 acres that are encircled by the RGGS property from LMC Minerals (“LMC”). The initial term of the renewable lease is 20 years and calls for minimum annual lease payments of $3,000 on each successive anniversary date until our project commences commercial production, or for the first four years, whichever is the shorter, after which the minimum annual lease payment increases to $30,000. The initial term may be extended for up to four additional five-year periods on the same terms. All lease payments have been paid to January 31, 2011.

  The lease payments are considered advance royalty payments and will be deducted from future production royalties payable to LMC, which range from 3% to 5% based on the net smelter return that we receive. Our recovery of the advance royalty payments is subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year.

(ii)	The Erie Plant

The Erie Plant
As set forth under the Asset Purchase Agreement, we have assumed certain ongoing site-related environmental and reclamation obligations of Cliffs in connection with the Erie Plant. Once we obtain our permit to mine and Cliffs is released from its obligations by certain state agencies, we will be directly obligated to comply with applicable environmental and reclamation obligations. Prior to Cliffs' acquisition of the plant from LTV Steel and prior to our acquisition of the plant from Cliffs, both Cliffs and we undertook environmental assessments and concluded that there were no material liabilities other than the ultimate closure and reclamation of the site. Until operating permits are granted to us, Cliffs remains the “Regulated Party” for such obligations although, as part of the Asset Purchase Agreement, we have indemnified Cliffs for such costs.

The Erie Plant comprises a large crushing, grinding and milling facility that was built by a consortium of steel companies in the mid-1950s and processed low grade iron ore known as taconite that was transported to the facility by railroad from nearby mines. In the mid-1980’s, the consortium was consolidated into a single owner – LTV Steel. Pickands-Mather and its successor Cliffs operated the plant on behalf of the owners, processing approximately 100,000 tons per day of taconite ore. The plant was shut down in 2001 when LTV Steel filed for bankruptcy protection. Since then it has been maintained initially by Cliffs and, since November 15, 2005, by us. The plant did not operate during the period ended January 31, 2011.

The plant is located approximately six miles west of our NorthMet ore body, about five miles north-northwest of the town of Hoyt Lakes, itself located about 25 miles west of Virginia, Minnesota. The plant site covers approximately 12,400 acres, or 19.4 square miles, and is powered by electricity from local power lines.

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

On January 28, 2010, Cliffs received a notice of intent to sue pursuant to Section 505 of the Clean Water Act on behalf of the Center for Biological Diversity, Save Lake Superior Association and the Indigenous Environmental Network. Pursuant to the notice, these environmental groups intended to file a lawsuit in Federal court for alleged violations by Cliffs Erie of National Pollutant Discharge Elimination System ("NPDES") permits at three separate locations on the Cliffs Erie property. On March 25, 2010 Cliffs entered a consent decree under which it is obligated to proceed with both short- and long-term mitigation of the alleged violations. As the indemnifying party, we are working closely with Cliffs on fulfillment of Cliff’s obligations under the consent decree.

As of January 31, 2011 we estimate the total indemnification liability (including the additional liabilities associated with the consent decree) to be approximately $28.2 million and, based on the expected timing of such payments, our cost of capital, and anticipated inflation rates, we made a provision of $3.8 million in our financial statements at that date.

(d)	Permitting and Environmental

We commenced the environmental review and permitting process in early 2004. In October 2005, the MDNR published its Environmental Assessment Worksheet Decision Document establishing the MDNR as the lead state agency and the USACE as the lead federal agency (together the “Lead Agencies”) for preparation of an EIS for the project. In 2006 these Lead Agencies selected an independent environmental contractor (“the EIS Contractor”) to prepare the EIS. The EIS Contractor is Environmental Resources Management, a leading global provider of environmental, health and safety, risk, and social consulting services. The EIS Contractor team included members with expertise and experience in mining sulfidic ores. Several other government agencies (including the USFS, the Bois Forte Band of Chippewa and the Fond Du Lac Band of Lake Superior Chippewa) joined the EIS preparation team as Cooperating Agencies, which brought their special expertise to the process.

In January 2007, we submitted a Detailed Project Description (“DPD”) to state and federal regulators. The DPD laid out our development plans and proposed environmental safeguards including a mine plan, a wetland mitigation plan, air and water quality monitoring plans and a closure plan with closure estimate. Since then, we have submitted a supplemental DPD as well as more than 100 supporting research studies, including comprehensive mine waste characterization studies, water quality modeling and air quality modeling.

Under state and federal guidelines and regulations, a Draft EIS identifies the environmental impact of a proposed project as well as evaluating alternatives and ways to mitigate potential impacts. We were involved in the process of alternative/mitigation development and had input into the technical and economical feasibility of potential alternatives and mitigations. The EIS Contractor prepared a series of preliminary versions of the Draft EIS that were reviewed and commented on by the Lead Agencies, other governmental agencies, and PolyMet.

In October 2009, the Lead Agencies published the PolyMet Draft EIS with formal notification of publication in the Minnesota Environmental Quality Board (“EQB”) Monitor and the Federal Register on November 2 and November 6, 2009, respectively. The formal notification of publication started a 90-day period for public review and comment, which ended on February 3, 2010. During this period, the lead Agencies held two public meetings – one in the town of Aurora, MN near the project location and one in Blaine, MN in the metropolitan Minneapolis-St. Paul area.

The Lead Agencies received more than 3,700 submissions containing approximately 22,000 separate comments, including an extensive comment letter from the EPA in its role as reviewer of projects that could impact the environment.

On June 25, 2010 the Lead Agencies announced that they intended to complete the EIS process by preparing a Supplemental Draft EIS that incorporates a land exchange proposed with the USFS Superior National Forest land exchange and expands government agency cooperation. The USFS joined the USACE as a federal co-lead agency through the completion of the EIS process. In addition, the EPA has joined the effort as a cooperating agency. The MDNR remains the state co-lead agency.

On October 13, 2010 the USACE and the USFS published a Notice of Intent to complete the Supplemental Draft EIS, which will:

  Supplement and supersede the Draft EIS and respond to concerns identified by the EPA and other comments on the Draft EIS, and
  Incorporate potential effects from the proposed land exchange between the USFS Superior National Forest and us.

Public review of the scope of the land exchange ended on November 29, 2010. The Notice of Intent stated that the proposed land exchange would eliminate conflicts between the United States and private mineral ownership and consolidate land ownership to improve Superior National Forest management effectiveness and public access to federal lands. The proposed exchange is in accordance with Forest Service Strategic Plan Goals to provide and sustain long-term socioeconomic benefits to the American people, conserve open space, and sustain and enhance outdoor recreation activities.

The NorthMet mine site encompasses approximately 2,840 of the 6,650 acres of land proposed for exchange to private ownership; the remaining federal property would improve intermingled and inefficient ownership patterns and eliminate conflicts if minerals development were to expand in the future.

The lands that would be received by the Superior National Forest consist of forest and wetland habitat as well as lake frontage. These lands would enhance public recreation opportunities and complement existing federal ownership by eliminating or reducing private holdings surrounded by Superior National Forest land.

On April 15, 2011 we reported that we and the Lead Agencies expect to finalize detailed modeling work plans by early May, 2011. Once final modeling confirms that the project meets state and federal standards required for it to be permitted, the third party contractor hired by the DNR will prepare a preliminary supplemental draft EIS, which will be reviewed by the lead agencies, cooperating agencies (including the US Environmental Protection Agency and tribal governments) and PolyMet, before being finalized for publication and public comment. The lead agencies anticipate publishing the supplemental draft EIS for public comment during the fall of 2011. A final EIS will incorporate comments, after which a subsequent Adequacy Decision by the DNR and Record of Decision by the federal agencies are necessary before the land exchange can occur and various permits required to construct and operate the project can be issued.

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

Minnesota Pollution Control Agency

  National Pollutant Discharge Elimination System (NPDES) Permit (storm water)
  State Disposal System (SDS) Permit
  Air Emissions Permit

As of January 31, 2011, we had spent approximately $31.9 million on environmental review and permitting activities.

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

DFS Update

On May 20, 2008 we reported revised plans and cost estimates for construction and operating costs. These revised plans included:

  the sale of concentrate during the construction and commissioning of new metallurgical facilities resulting in a shorter pre-production construction period (under twelve months) and reduced capital costs prior to first revenues ($312 million versus $380 million) despite the inclusion of an estimated $65 million of additional measures to protect the environment;
  the new metallurgical facilities to be constructed during initial production and sales of concentrate. We anticipate that much of the additional $290 million of capital costs, including $20 million of additional environmental measures, will be largely funded from cash flow from initial operations;
  mine plans (based on copper at $1.25 per pound) reflect the increase in reserves and decrease in stripping ratio reported on September 26, 2007, the use of 240-ton trucks, and owner versus contract mine operations, and
  $77 million of mining equipment, which was assumed to be provided by a mining contractor in the DFS has been incorporated as an operating lease in updated operating costs.

On February 2, 2011 we reported a further refinement to the development plan whereby we propose to build the project in two phases:

  Phase I: produce and market concentrates containing copper, nickel, cobalt and precious metals, and
  Phase II: process the nickel concentrate through a single autoclave, resulting in production and sale of high grade copper concentrate, value added nickel-cobalt hydroxide, and precious metals precipitate products.

The changes reflect continued metallurgical process and other project improvements as well as improved environmental controls that are being incorporated into the Supplemental Draft EIS. The analysis is based on likely metal market conditions. The advantages, compared with the earlier plan, include a better return on capital investment, reduced financial risk, lower energy consumption, and reduced waste disposal and emissions at site.

Approximately $127 million of the total $602 million in total capital costs, and of the $290 million capital costs for the larger scale metallurgical facilities described in the 2008 DFS Update was attributed to the second autoclave and the copper circuit.

We plan to provide a detailed project update when the project development plans now being analyzed in the Supplemental Draft EIS are finalized. This detailed project update will include revised mine plans, process and project improvements, and will incorporate the latest environmental controls.

Saleable Products
The DFS describes three products from NorthMet. During construction and commissioning of the hydrometallurgical plant, we anticipate that we will sell separate copper and nickel concentrates. Once the smaller-scale hydrometallurgical plant is operational, our long term products will comprise copper concentrate, a mixed hydroxide of nickel and cobalt that will be shipped to a third-party processor to produce nickel and cobalt metals, and a precious metals precipitate that will be shipped to a third-party refiner for production of palladium, platinum and gold.

On September 4, 2008 we announced that we had reached an agreement with Glencore whereby Glencore would purchase our production of concentrates, metals, or intermediate products at prevailing market terms at the time of delivery for at least the first 5 years of production. We executed the agreement on October 31, 2008 as part of a strategic alliance between us and Glencore.

Capital Costs
Our May 2008 DFS Update set out that, on a like-for-like basis (excluding scope changes), the total capital cost had increased to $516.8 million. This increase reflects both cost inflation and design scope changes since the DFS, including facilities needed to ship concentrate during the construction and commissioning of the new hydrometallurgical plant. This staged approach shortens the initial construction period, makes the project less sensitive to the delivery schedule for long lead time equipment such as autoclave vessels, and means that we can commence operations of the mine, the existing crushing and milling plant, the existing tailings disposal facilities, and the new flotation circuit, before starting the new hydrometallurgical plant.

In addition to these scope changes and the effect of inflation, we anticipate spending an additional $85.1 million on measures to protect the environment, over and above the measures contemplated in the DFS. $76.6 million for mining equipment that was assumed to be provided by a mining contract in the DFS has been incorporated as an operating lease in updated operating costs.

May 2008 DFS Update Capital Costs
(US dollars, millions)

		Change	Initial Concentrate
	Full Project	from DFS	Sales

Definitive Feasibility Study	379.8		138.7
Escalation and other scope changes	137.0	36%	108.9
Total	516.8		247.6
Environmental measures	85.1		64.7
Total change	222.1	58%	173.6
TOTAL	601.9		312.3

In February 2011 we announced that we had simplified the metallurgical process whereby we plan to build one hydromet circuit to process nickel concentrate, and continue producing and marketing copper concentrate over the long term. This revised process eliminates the planned copper solvent-extraction/electro-winning circuit. These elements represented approximately $127 million of the total $602 million capital costs, but have no effect on the capital cost for the concentrates-only phase of the project.

May 2008 DFS Update Operating Plans and Costs
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

We plan to further update the DFS during the course of our current fiscal year to reflect all project changes that are being incorporated into the Supplemental Draft EIS.

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

May 2008 DFS Update Key Economic Highlights

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

This discussion and analysis should be read in conjunction with our consolidated financial statements. Our functional currency is the United States dollar and our financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), which is in the process of transitioning to IFRS; however, the only significant difference between U.S. GAAP and Canadian GAAP with regard to our financial statements relates to the accounting for fair value of the conversion factor of convertible debt (see Item 3: Key Information – A. Selected Financial Data for the impact of this difference). All amounts in this discussion and in the consolidated financial statements are expressed in United States dollars, unless identified otherwise.

Summary of Events During the Fiscal Year Ended January 31, 2011

During the year ended January 31, 2011, and through the date of the filing of this Annual Report, we continued to advance our NorthMet Project including the activities noted below.

In April 2010, Cliffs entered into a consent decree with the Minnesota Pollution Control Agency (“MPCA”) relating to alleged violations on the Cliffs Erie Property. This consent decree required submission of Field Study Plan Outlines, which have been approved by the MPCA, and Short Term Mitigation Plans, which have not yet been formally approved. As part of its prior transactions with Cliffs, we had agreed to indemnify Cliffs for certain on-going site environmental liabilities.

At the annual shareholders' meeting held on July 7, 2010, Messrs. Corneliuson and Swearingen did not stand for re-election to our Board of Directors owing to other personal commitments. The Board thanked them for their contributions to the Company during their tenure.

On October 31, 2010, 1,100,000 warrants to purchase shares of PolyMet common stock at $4.00 per share that had been issued to BNP Paribas Loan Services (“BNPP”) expired.

On November 12, 2010, we announced that Glencore had agreed to purchase 15 million shares of our common stock at $2.00 per share in three tranches over the next two years. In addition, Glencore agreed to extend the maturity date of the $25 million (initial principal) debentures issued to Glencore under the 2008 financing to September 30, 2012 and cancelled the final $25 million debenture financing commitment and the 6.25 million share purchase warrants issued as part of the 2008 financing. We have issued warrants to purchase 3 million shares at $2.00 per share at any time until December 31, 2015 as compensation for the additional financing and other changes. On 17 January 2011 we closed the first tranche of this private placement, issuing 5 million of our common shares to Glencore at US$2.00 per Share for gross proceeds of US$10 million.

On December 16, 2010 the Board of the Iron Range Resources and Rehabilitation Board (“IRRRB”) approved, on the commissioner’s recommendation, a secured loan to our wholly-owned subsidiary, Poly Met Mining, Inc. of up to $4 million. A legal challenge as to whether the IRRRB was authorized to make such a loan was withdrawn following passage of state legislation that clarified that the IRRRB is an economic development agency with no regulatory oversight for mine permitting activities.

Proceeds from the loan will be used to purchase forest land, wetlands, and lakes with high natural resource and recreational value that would become available for public use and enjoyment. These properties, which we currently have under purchase option, would be purchased for future use as part of a proposed land exchange for surface rights at the proposed NorthMet mine site currently controlled by the USFS Superior National Forest.

With effect from December 31, 2010, William Murray stepped down as Executive Chairman and George Molyviatis resigned his board membership. Mr. Murray continues to serve as one of our directors. Ian Forrest and Frank Sims, both independent directors, serve as independent co-Chairmen. Mr. Forrest continues as Chair of the Audit and Compensation Committees and Mr. Sims continues as Chair of the Corporate Governance Committee.

On December 31, 2010, warrants to purchase 3,842,045 shares of our common stock at $3.00 per share, which had been issued in connection with the April 2007 financing, expired.

On January 17, 2011 we closed the first tranche of the November 2010 private placement with Glencore, issuing 5 million common shares of the Company to Glencore at US$2.00 per Share for gross proceeds of US$10 million.

On January 24, 2011 Bradley H. (Brad) Moore was appointed Executive Vice-President, Environmental & Governmental Affairs. Mr. Moore has more than 25 years experience in environmental regulation and review and is assuming overall responsibility for our effort to complete environmental review and obtain permits necessary for construction and operation of the NorthMet copper-nickel-precious metals project located in the established Mesabi mining district in northeastern Minnesota. Mr. Moore served as Commissioner of the Minnesota Pollution Control Agency ("MPCA") from 2006 to 2008, and as Assistant Commissioner for Operations of the Minnesota Department of Natural Resources (MDNR) from January 1999 to August 2006.

On February 2, 2011 we announced that we had simplified the proposed metallurgical process and now plans to build the project in two phases:

  Phase I: produce and market concentrates containing copper, nickel, cobalt and precious metals, and
  Phase II: process the nickel concentrate through a single autoclave, resulting in production and sale of high grade copper concentrate, value added nickel-cobalt hydroxide, and precious metals precipitate products.

Previous plans included a second autoclave and a copper solvent extraction/electro-wining (“SX-EW”) circuit to produce copper metal along with value added nickel-cobalt hydroxide and precious metals precipitate products. The changes reflect continued metallurgical process and other project improvements as well as improved environmental controls that are being incorporated into the Supplemental Draft EIS. The advantages, compared with the earlier plan, include a better return on capital investment, reduced financial risk, lower energy consumption, and reduced waste disposal and emissions at site. Approximately $127 million of the total $602 million capital costs estimated in the May 2008 DFS Update will not be incurred in this revised plan.

On March 10, 2011 we appointed Alan R. (Al) Hodnik and Michael M. (Mike) Sill to our Board of Directors.

In March 2011, we entered into an agreement with the MDNR committing to an additional $2,818,000 work on environmental review through April 1, 2012.

On April 15, 2011 we reported that the Company and the Lead Agencies expect to finalize detailed work plans for the Supplemental Draft EIS by May, 2011. The detailed project, which includes the simplified metallurgical process and reduction in capital costs that we announced on February 2, 2011, will then be modeled to predict environmental impacts of the project. The third party contractor hired by the lead agencies will then prepare a preliminary supplemental draft Environmental Impact Statement, which will be reviewed by the Lead Agencies, cooperating agencies (including the US Environmental Protection Agency and tribal governments) and ourselves. Once that review process has been completed, the supplemental draft EIS will be finalized for publication and public comment. The lead agencies anticipate publishing the Supplemental Draft EIS during the fall of 2011.

On April 15, 2011 the Board of the IRRRB reapproved a secured loan to Poly Met Mining, Inc. of up to $4 million, which is expected to close on or before 30 June, 2011. The loan will be secured by the land to be acquired from proceeds of the loan, carry a fixed interest rate of 5% per annum, and will be repayable on June 30, 2016. Subject to regulatory approval, we also agreed to issue warrants giving the IRRRB the right to purchase up to 400,000 shares of our common stock at US$2.50 per share at any time until the earlier of June 30, 2016 and one year after we receive permits.

Summary of Operating Results

As of January 31, 2011, we operated in one segment, the exploration and development of the base and precious metals at our NorthMet Project in Minnesota, United States. Head office comprises general and administrative costs, stock based compensation expense, financing expenses, foreign exchange interest income, assets, purchase of property, plant and equipment and amortization reported by the Canadian head office.

	NorthMet	Head Office	Consolidated
	Project	(US$000’s)	(US$000’s)
2011	(US$000’s)

Segment operating loss	$1,536	$5,747	$7,283

Mineral property, plant and equipment	$130,192	$39	$130,231
Other assets	$4,478	$10,323	$14,801
Identifiable assets	$134,670	$10,362	$145,032
2010
Segment operating loss	$892	$8,131	$9,023
Mineral property, plant and equipment	$115,781	$51	$115,832
Other assets	$2,466	$21,340	$23,806
Identifiable assets	$118,257	$21,391	$139,648
2009
Segment operating loss	$560	$4,963	$5,523
Mineral property, plant and equipment	$91,832	$78	$91,910
Other assets	$2,546	$7,143	$9,689
Identifiable assets	$94,378	$7,221	$101,599

On November 12, 2010, we announced that we had renegotiated our debenture financing with Glencore. The agreed amendments to the debenture financing are as follows:

  The maturity date, and therefore accounting for accretion, of the Tranche A-D Debentures was extended from September 30, 2011 to September 30, 2012. The Debentures were issued in four tranches between October 2008 and September 2009. The total initial principal of the Debentures is US$25 million with US$2.539 million of accrued interest as of December 31, 2011. The Debentures continue to be exchangeable into our common shares at US$4.00 per share, as agreed to in 2008.
  Cancellation of Glencore’s commitment to purchase, and our commitment to issue, US$25 million of Tranche E Debentures which were to be issued upon publication of the Final Environmental Impact Statement, receipt of a term sheet for construction financing, and other customary conditions.
  Cancellation of warrants to purchase 6.25 million of our common shares at US$3.00 at any time until September 30, 2011 issued to Glencore in connection with the Debentures.
  Issuance of warrants to purchase 3 million of our common shares at US$2.00 at any time until December 31, 2015, issued to Glencore in consideration of the amendments listed above.

On November 12, 2010, we announced that we had entered into a definitive agreement with Glencore to sell in a private placement 15 million common shares at US$2.00 per share for gross proceeds of US$30 million, before deducting estimated offering expenses. Completion of the sale of these shares and funding are expected to occur in the following three tranches subject, in each case, to certain closing conditions:

  Tranche 1 of US$10 million closed on January 17, 2011;
  Tranche 2 of US$10 million will close on the earlier of (i) the date of the Company’s funding requirement as set forth in the Company’s three year operating budget to be approved by Glencore (the “Budget”), and (ii) 17 October 2011, and
  Tranche 3 of US$10 million will close on the earlier of (i) the date of the Company’s funding requirement as set forth in the Budget, ii) within ten business days following receipt by us of key permits, in a form reasonably acceptable to Glencore, that will enable the start of construction of the Project, and iii) 15 October 2012.

Glencore has a right of first refusal to provide all material financings, subject to regulatory approval, if it owns 10% or more of our issued and outstanding shares and, if it owns more than 5% of our issued and outstanding shares, Glencore has the right to participate in any equity-related financing to maintain its partially diluted ownership interest (19.7% as of 31 January 2011).

In accordance with both Canadian GAAP and US GAAP, the 12 November 2010 transactions, whereby our existing convertible debt at that date with a book value of $26.730 million was deemed to have been extinguished and reissued, all of the costs associated with the transaction have been recorded as a non-cash expense of $3.647 million

Year ended January 31, 2011 compared with the year ended January 31, 2010

Overall. Our focus for the fiscal year ended January 31, 2011 was to provide the Lead Agencies with input into the Supplemental Draft EIS and permit work at our NorthMet Project, obtain additional financing and to continue to develop the NorthMet Project including updating the mineral reserves and mineral resources estimates and preparing for construction.

Loss for the year. During the year ended January 31, 2011, we incurred a loss of $7.283 million ($0.05 loss per share) compared to a loss of $9.023 million ($0.06 loss per share) in 2010. The decrease in the net loss for the period was primarily attributable to:

  A non-cash future income tax recovery related to expiration of stock purchase warrants previously issued of $1,390,000 (January 31, 2010 – $nil);
  A non-cash reversal of previously recorded stock-based compensation costs relating to board and other management changes resulting in a credit of $119,000 in the current year (January 31, 2010 – expense of $915,000);
  A non-cash charge of $4.920 million for the amendment of stock warrants in the prior year period (current year period - $nil), and
  Investor relations and financing expenses of $420,000 due to the filing of an F-3 registration statement during the prior year period (current year period - $118,000).

These items were partially offset by the non-cash costs associated with extending the term of our debentures by a year, the fair value of the amendments to the Glencore warrants, which resulted in a non-cash charge of $3,647 million to our income statement. A further offset to the decrease in reported net loss derived from our decision to review alternatives for construction financing and not to renew our agreement with BNP Paribas Loan Services, to advise and assist us in all aspects of preparation for construction finance, which expired on July 31, 2010. As such, the $1.830 million, $1.197 million of which was non-cash related to the fair value of warrants issued, recorded as a deferred financing cost asset was written off to the consolidated statement of loss in the current year. In addition, we recorded a loss of $520,000 in the current year period as a result of our decision to reclassify an asset as held for sale and write-down its carrying value to fair value less cost to sell.

Year ended January 31, 2010 compared with the year ended January 31, 2009

Overall. Our focus for the fiscal year ended January 31, 2010 was to provide the state of Minnesota with input into the environmental impact statement and permitting work at our NorthMet Project, obtain additional financing and to continue to develop the Project including updating the mineral reserves and mineral resources estimates and preparing for construction.

Loss for the year. During the year ended January 31, 2010 we incurred a loss of $9.023 million ($0.06 loss per share) compared to a loss of $5.523 million ($0.04 loss per share) in 2009. The increase in the net loss for the period was primarily attributable to:

  A non-cash charge of $4.920 million for the amendment of warrants (prior year period - $544,000);
  Stock-based compensation expense of $915,000 (prior year period - $487,000) with the increase being predominantly due to the granting of additional stock options in the first quarter and the extension of the term of all our stock options outstanding at June 24, 2009 by two years which was approved by the disinterested shareholders at our Annual and Special of shareholders on June 24, 2009;

  Interest income of $5,000 (prior year period - $154,000) with the decrease being due to lower cash balances and interest rates;
  Investor relations and financing expenses of $420,000 due to the filing of an F-3 registration statement during the 2010 third quarter and additional financing related activities, and
  A foreign exchange loss of $156,000 in the prior year period due to the strengthening of the U.S. dollar versus the Canadian dollar, compared to a gain of $24,000 in the current year quarter.

This was partially offset by an other-than-temporary impairment loss of $1,365,000 in the prior year period (current year period - $nil) and a foreign exchange loss of $156,000 in the prior year period (current year period - $24,000) due to the strengthening of the U.S. dollar versus the Canadian dollar.

Effective February 1, 2009, we adopted CICA Section 3064 - Goodwill and Intangible Assets. As a result of this standard, the CICA withdrew EIC 27, Revenue and Expenses during the pre-operating period. With the withdrawal of EIC 27, we are no longer able to defer operating costs and revenues incurred prior to commercial production at its development project. The adoption of this standard resulted us retroactively ceasing to capitalize to mineral property accretion related to asset retirement obligations in our consolidated financial statements.

We restated our financial statements for the items above and the impacts on certain line items of the financial statements with significant changes were as follows:

Line Item	Year Ended
	31 January 2009

	As	Restated
	Previously
	Reported
Mineral Property Plant and Equipment	93,067	91,910
Loss for the period	4,536	4,979
Deficit	60,825	61,982
Loss per share	0.03	0.04

Effective November 1, 2009, we changed our accounting policy for accounting for amendments to warrants. Prior to this date, if the amendment related to warrants held by existing equity holders, we would debit the increase in fair value as a result of an amendment to the warrants to share capital. Under its new accounting policy, we record the debit to warrant amendment expense. This change in accounting policy has been applied retroactively, the impacts on certain line items of the financial statements with significant changes, after taking into account the above restatement with respect to Section 3064 / EIC 27, were as follows:

Line Item	Year ended
	31 January
	2009
	As	Restated
	Previously
	Reported
Share Capital	104,768	105,312
Loss for the period	4,979	5,523
Deficit	61,982	62,526
Loss per share	0.04	0.04

(b)	Liquidity And Capital Resources

Financing Activities

On November 12, 2010, we entered into an agreement with Glencore whereby Glencore agreed to purchase 15 million common shares at $2.00 per share in three tranches to occur no later than certain agreed dates, and according to our needs based on a budget to be agreed. The first tranche of 5 million shares for gross proceeds of $10 million was funded on schedule on January 17, 2010. The remaining tranches, both for gross proceeds of $10 million, are scheduled to close on or before October 17, 2011 and the earlier of ten business days following receipt of key permits and October 15, 2012, respectively. Transaction costs for the first tranche totaled $106,000.

On November 24, 2009 we closed an equity financing with Glencore for 3,773,585 common shares at $2.65 per share for gross proceeds of $10 million. On January 26, 2010, we closed the second tranche of the previously announced equity financing with Glencore of an additional 5,660,377 common shares at $2.65 per common share for gross proceeds of $15 million. Transactions costs for these two financings totaled $499,000.

During the year ended January 31, 2011 we issued 845,000 common shares (prior year period – 775,000) upon exercise of options for proceeds of $808,000 (prior year period - $477,000) and nil common shares (prior year period 167,954) upon exercise of share warrants for proceeds of $nil (prior year period -$494,000).

On August 27, 2009, we announced that we had filed a universal shelf registration on Form F-3 with the U.S. Securities and Exchange Commission (“SEC”). This universal shelf registration allows us to have the option to offer and sell, from time to time in one or more offerings, up to $500 million of our debt securities, common shares, warrants and units.

On October 31, 2008, we entered into a financing with Glencore for an aggregate of US$50 million floating rate secured debentures due on September 30, 2011 issued by PolyMet US and guaranteed by the Company. The Debentures bear interest at 12-month US dollar LIBOR plus 4%. Interest is payable in cash or by increasing the principal amount of the Debentures, at Glencore’s option. The Debentures are secured by the assets of PolyMet and PolyMet US, including PolyMet’s 100% shareholding in PolyMet US.

The Debentures are exchangeable into our common shares at Glencore’s option at US$4.00 per share. We can, at our option, prepay the Debentures if our shares trade at a 20-day volume weighted average price equal to or exceeding US$6.00, at which time, and at Glencore’s option, Glencore could exchange the Debentures for our common shares within 30 days in lieu of payment. Repayment between October 1, 2010 and September 30, 2011 would be at 102.5% of the outstanding principal.

On October 31, 2008, we issued to Glencore warrants (the "Purchase Warrants") to purchase 6.25 million our common shares at US$5.00 if exercised before the NorthMet Project has produced a total of 20,000 metric tonnes of concentrate, or US$6.00 thereafter.

On November 17, 2009, we announced that we had agreed to modify certain terms of the above transaction. Under the new terms the Purchase Warrants entitled Glencore to purchase 6.25 million of our common shares at US$3.00 and expired on September 30, 2011. If the 20-day volume weighted average price of our shares were 150% of the exercise price or more ($4.50), and the Final EIS had been published in the Minnesota Department of Natural Resources EQB Monitor, PolyMet could accelerate the expiration of the Glencore Warrants to not less than 21 business days after the notice of acceleration. The incremental $158,000 increase in the fair value of the warrants due to the warrant exchange was debited to warrant amendment expense and credited to contributed surplus.

Separately in November 2009, we agreed to modify the terms of the final $25 million Tranche E of the $50 million Debenture with Glencore such that Tranche E, if drawn, could be exchanged at US$2.65 per share. The first four tranches totaling US$25 million (excluding capitalized interest) that have already been drawn continue to be exchangeable at US$4.00 per share.

On November 12, 2010, we announced that we had agreed additional modification of certain terms of the above transaction:

  the maturity date of the Debentures was extended from September 30, 2011 to September 30, 2012;

  Glencore’s commitment to purchase, and our commitment to issue, US$25 million of Tranche E Debentures, which were to be issued upon publication of the Final Environmental Impact Statement and other conditions, were cancelled;

  warrants to purchase 6.25 million of our common shares at US$3.00 at any time until September 30, 2011 issued to Glencore were cancelled, and warrants to purchase 3 million of our common shares at US$2.00 at any time until December 31, 2015, issued to Glencore in consideration of the amendments listed above (the "New Warrants") were issued.

During the year ended January 31, 2010 we issued 775,000 shares (prior year period – 262,800) upon exercise of options for proceeds of $477,000 and 167,954 shares upon exercise of share warrants for proceeds of $494,000.

During the year ended January 31, 2008 we issued 15 million units at US$2.75 per unit, with each unit comprising one common share and one-half of one warrant (for accounting purposes, the value of the units was bifurcated between the common shares and the warrants). Each whole warrant was exercisable into a common share at a price of US$4.00 at any time until October 13, 2008 (see amendment below), subject to an early trigger if the 20-day volume weighted average price of the common shares is US$6.00 or more. On October 10, 2008, we announced that we had received the consent from the holders of more than two-thirds of the 8,020,000 warrants issued as part of the April 2007 private placement to exchange those warrants into:

  4,010,000 warrants, each warrant entitling the holder to purchase one of our common shares at US$3.00 per share at any time until the sooner of 30 calendar days after publication of the draft Environmental Impact Statement by the State of Minnesota in the state’s Environmental Quality Board Monitor and October 13, 2009, and
  4,010,000 warrants, each warrant entitling the holder to purchase one of our common shares o at US$5.00 if exercised before the NorthMet Project has produced a cumulative total of 20,000 metric tonnes of concentrate, or US$6.00 thereafter and prior to August 31, 2011. We can accelerate the expiration of the warrants if our volume-weighted 20-day average share price trades at a 50% premium to the exercise price applicable at any time.

In October 2009, we received the consent from holders of more than two-thirds of the above warrants to exchange the 4,010,000 warrants due to expire on October 13, 2009 for 4,010,000 warrants, each warrant entitling the holder to purchase one share of our common stock at US$3.00 per share at any time until the sooner of 30 calendar days after publication of the draft Environmental Impact Statement by the State of Minnesota in the state’s Environmental Quality Board Monitor and December 31, 2009. The incremental $1,005,000 increase in the fair value of the warrants due to the warrant exchange was debited to warrant amendment expense and credited to contributed surplus.

In November 2009, we received the consent from holders of more than two-thirds of the above warrants to exchange the 4,010,000 warrants due to expire the earlier of 30 calendar days after publication of the draft Environmental Impact Statement by the State of Minnesota in the state’s Environmental Quality Board Monitor and December 31, 2009 for 4,010,000 warrants, each warrant entitling the holder to purchase one share of our common stock at US$3.00 per share at any time until the sooner of 21 business days after publication of the final Environmental Impact Statement by the State of Minnesota in the state’s Environmental Quality Board Monitor and December 31, 2010. The incremental $3,757,000 increase in the fair value of the warrants due to the warrant exchange was debited to warrant amendment expense and credited to contributed surplus.

Warrants to purchase 167,954 shares of our common stock had been exercised prior to 31 January 2010 and, on 31 December 2010 warrants to purchase 3,842,046 shares of our common stock at $3.00 per share expired. We recorded a future income tax recovery as the expiration of the warrants triggered a capital gain for tax purposes, which was offset by the application of tax losses carried forward resulting in a credit of $1,219,000.

Year Ended January 31, 2011

Cash used in operating activities in the year ended January 31, 2011 was $3.068 million compared to cash used in the prior year of $2.429 million. The variance is primarily due to the cash based operating activity differences described above, $193,000 of exploration expenses in the current year (prior year -$nil) and changes in working capital balances.

Cash provided by financing activities for the year ended January 31, 2011 was $8.666 million compared with $34.111 million in the prior year. The activity in the current year was primarily due to net proceeds of $9.894 million from a Glencore equity offering (prior year period $24.501 million), the net funding from issuance of exchangeable secured debentures of $nil (prior year period - $9.944 million), the scheduled repayment of $2,000,000 of debt (prior year period - $1,250,000) This was offset by the net funding from issuance of exchangeable secured debentures of $9,944,000 in the prior year (current year - $nil). During the current year period, we received $808,000 from the issuance of common shares on exercise of stock options (prior year period - $477,000) and $nil from the issuance of common shares on the exercise of share warrants (prior year period - $494,000).

Cash used in investing activities for the year ended January 31, 2011 was $16.519 million compared with $17.754 million in the preceding year, with the decrease being primarily the result of lower engineering, project and environmental / permitting costs in the current year period as we continued to scale back detailed engineering and design work that is not needed for permitting.

Total cash for the year ended January 31, 2011 decreased by $10.921 million for a balance of $10.361 million compared to the year ended January 31, 2010 when cash increased by $13.928 million to a balance of $21.282 million.

Substantially all cash and equivalents are held in United States currency.

As at January 31, 2011 we had working capital of $779,000 compared with working capital of $16.313 million at 31 January 2010 consisting primarily of cash of $10.361 million (January 31, 2010 - $21.282 million), prepaid expenses of $636,000 (January 31, 2010 - $512,000), accounts payable and accrued liabilities of $2.444 million (January 31, 2010 - $2.953 million), the current portion of the notes to Cliffs of $6.750 million (January 31, 2010 - $2.000 million) and the current portion of asset retirement obligations of $1.408 million (January 31, 2010 - $756,000). We expect to pay the remaining balance of $1.775 million (January 31, 2010 - $8.529 million) long term notes to Cliffs and the convertible debt principal balance of $25 million plus capitalized interest from working capital and additional financing. Our cash is primarily held in deposits and bearer deposits of a major Canadian bank and does not include any exposure to asset-backed commercial paper.

Our consolidated financial statements have been prepared on the basis that the we will continue as a going concern, which assumes that the Company will be able to meet its commitments, continue operations, realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. However, there are conditions that cast significant doubt on the validity of that assumption. We have incurred losses since inception and have an accumulated deficit of $78,832,000 at January 31, 2011.

We will need to raise sufficient funds to meet our current obligations as well as fund ongoing development, capital expenditures and administration expenses, in accordance with our spending plans.

On November 12, 2010, we announced that we had entered into a definitive agreement with Glencore AG (“Glencore”) to sell in a private placement 15 million common shares at US$2.00 per share for gross proceeds of US$30 million, before deducting estimated offering expenses. Completion of the sale of these shares and funding are expected to occur in the following three tranches subject, in each case, to certain closing conditions:

  Tranche 1 of US$10 million closed on January 17, 2011;
  Tranche 2 of US$10 million to close on the earlier of (i) the date of the our funding requirement as set forth in our three year operating budget approved by Glencore (the “Budget”), and (ii) October 17, 2011, and
  Tranche 3 of US$10 million to close on the earlier of (i) the date of our funding requirement as set forth in the Budget, (ii) the tenth Business Day following receipt by us of key permits, in forms reasonably acceptable to Glencore, that enable us to begin construction of the Project, and (iii) October 15, 2012.

In order to meet all of its obligations for the period to January 31, 2012, including paying off the current portion of our long-term debt, we will have to successfully receive all of the remaining equity tranches, or obtain alternate financing. We are in the latter stage of discussions with Glencore with respect to the budget and believe that agreement will be reached by June 30, 2011, which will enable us to access the second and third $10 million tranches of the equity funding in a timely manner that will enable us to meet our obligations. However, this cannot be assured.

We believe that, based upon the underlying value of the NorthMet Project, that it will be able to obtain the necessary financing from Glencore or other sources to meet our requirements on an ongoing basis; however, there can be no assurance that the necessary financing will be obtained. Factors that could affect the availability of financing include the state of international debt and equity markets, investor perceptions and expectations and the global metals markets.

The financial statements do not reflect any adjustments to the carrying values of assets and liabilities, reported expenses, and balance sheet classifications that would be necessary should we be unable to continue as a going concern, and these adjustments could be material.

Should we wish to continue to further advance the NorthMet Project to commercial production we will require additional funds. As we have no operating revenues, the only source of liquidity consists primarily of cash from proceeds of project debt, other debt and equity financing.

Debt

Pursuant to Asset Purchase Agreements, our wholly owned subsidiary Poly Met Mining, Inc. signed three notes payable to Cliffs in the amounts of $2,400,000, $7,000,000 and $7,000,000, respectively. The first note has been fully repaid. The second note is interest bearing at the Wall Street Journal Prime Rate and is being paid in quarterly instalments equal to $250,000 commencing December 31, 2006, with the balance repayable upon receipt of commercial financing, for total repayment of $7,000,000. The third note is interest bearing at the Wall Street Journal Prime Rate and is being paid in quarterly instalments equal to $250,000 commencing on December 31, 2009 for total repayment of $7,000,000 with final payment due on December 31, 2011. No interest was payable on the third note until December 31, 2009, which accordingly had been fair valued, for balance sheet purposes, by discounting it at 8.25% .

Pursuant to a financing agreement with Glencore, we have entered into convertible debenture agreements for $25 million. The Debentures, originally due September 30, 2011, were extended under the same terms to September 30, 2012, bear interest at 12-month US dollar LIBOR plus 4%. Interest is payable in cash or by increasing the principal amount of the Debentures, at Glencore's option.

As at January 31, 2011 the outstanding long term debt was as follows:

	January 31, 2011	January 31, 2010

Notes payable	$8,500	$10,499
Accrued interest	25	30
Convertible debt	27,633	25,253
Total debt	36,158	35,782
Less current portion	(6,750)	(2,000)

Long term debt	$29,408	$33,782

We anticipate using working capital, additional financing and funds from operations once commercial production has commenced to meet the above payment obligations to Cliffs and Glencore.

(c)	Research and Development, Patents and Licenses, Etc.

None.

(d)	Trend Information

None.

(e)	Off-Balance Sheet Arrangements

None.

(f)	Tabular Disclosure of Contractual Obligations

The following table lists as of January 31, 2011 information with respect to the Company’s known contractual obligations:

	Payments due by period
	Total	Less than 1	1 – 3 years 3 – 5 years		More than 5
Contractual Obligations		year			years
Accounts payable and accrued liabilities	$2,444,000	$2,444,000	$-	$-	$-
Long-term debt obligations	38,720,000	8,340,000	30,380,000	-	-
Asset retirement obligation	26,495,000	1,469,000	615,000	537,000	23,874,000
Total	$67,659,000	$12,253,000	$30,995,000	$537,000	$23,874,000

Long-term debt obligations (including the current portion) are comprised of long-term and convertible debt balances, are set out in this table on an undiscounted basis and include anticipated interest. Asset retirement obligation represents the undiscounted obligation at January 31, 2011.

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

When we amend the terms of either stock options or share purchase warrants, the incremental change in the fair value of the options or warrants due to the amendment is charged to warrant amendment expense and contributed surplus.

Asset Retirement Obligations

We follows CICA Handbook Section 3110, Asset Retirement Obligations which requires the recognition of a legal liability for obligations relating to the retirement of property, plant and equipment and obligations arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement costs must be recognized at fair value, when a reasonable estimate of fair value can be estimated, in the year in which the liability is incurred. A corresponding increase to the carrying amount of the related asset, where one is identifiable, is recorded and amortized over the life of the asset.

Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed. The amount of the liability is subject to re-measurement at each reporting year-end. The estimates are based principally on legal and regulatory requirements. It is possible that our estimates of its ultimate reclamation and closure liabilities could change as a result of changes in regulations, changes in the extent of environmental remediation required, changes in the means of reclamation or changes in cost estimates.

Our operations may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon us may vary greatly and are not predictable.

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

The following is a list of the names and ages of our directors and executive officers:

Name	Age	Position
W. Ian L. Forrest	72	Director, Co-Chairman
Frank L. Sims	60	Director, Co-Chairman
Joseph Scipioni	57	Director, President, and Chief Executive Officer
Douglas J. Newby	52	Chief Financial Officer
Bradley H. Moore	50	Executive Vice President, Environmental & Governmental Affairs
Niall Moore	49	Corporate Secretary and Group Controller
David Dreisinger	53	Director
Alan R. Hodnik	51	Director
William Murray	62	Director
Stephen Rowland	49	Director
Michael M. Sill	49	Director

W. Ian L. Forrest has served as a member of our board of directors since October 2003, and as our Co-Chair since January 2011. Mr. Forrest previously served as Chairman of our board until February 5, 2008. He also serves on our audit, compensation, and nominating and corporate governance committees. Having played an important role in our revival in 2003, he was appointed Chairman in May 2004. Mr. Forrest is a member of the Institute of Chartered Accountants of Scotland and continues to practice as a public accountant in Geneva, Switzerland. Mr. Forrest has more than 30 years of experience with public companies in the resource sector. His experience encompasses the areas of promotion, financing, exploration, production and company management. He has also participated in several notable projects including Gulfstream's North Dome gas discovery, Qatar, Reunion Mining's Scorpion zinc, Namibia, which was subsequently developed by Anglo American, and Ocean Diamond Mining, which pioneered the independent diamond dredging industry off the west coast of southern Africa. He also serves as a director of MGold Resources Inc., Belmore Resources (Holdings) plc and Georex SA.. Mr. Forrest was a director of Viatrade plc, which was put into receivership in August 2009. Mr. Forrest currently resides in Vaud, Switzerland.

Frank L. Sims has served as a member of our board of directors since February 2008, and as our Co-Chair since January 2011. He also serves on our audit, compensation, nominating and corporate governance, and safety, health and environmental committees. Mr. Sims has held a series of progressively senior positions with Cargill, Incorporated between 1972 and his retirement in December 2007. Most recently he served as Corporate Vice President. Minnesota-headquartered Cargill is an international provider of food, agricultural and risk management products and services. Mr. Sims currently serves on the board of Piper Jaffray Companies. Mr. Sims has previously served on the board of Tennant Company, as Vice-Chair of the U.S. Marine Transportation System National Advisory Council, was a Chairman of the board of the North American Export Grain Association, and as Chairman of the Federal Reserve Bank of Minneapolis. Mr. Sims currently resides in Georgia, United States.

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

Douglas J. Newby has served as our Chief Financial Officer since November 2005. Mr. Newby has nearly 30 years of experience in the evaluation and financing of mining companies and projects around the world. Before coming to PolyMet, Mr. Newby served variously as a Director, Executive Vice President, interim Chairman, President and Chief Executive Officer of Western Goldfields, Inc. (now New Gold, Inc.) a US-based gold mining company. Mr. Newby has also been President of Proteus Capital Corp., a corporate advisory firm that specializes in the natural resource industries, since July 2001. Mr. Newby served as Managing Director of Proteus Consultants Ltd. from January 1991 to July 2001 and Managing Partner of Moyes Newby & Co., Inc. from April 1994 to December 1998, both of which provided corporate advisory services primarily to the international energy and mining industries. From January 2004 to March 2006, Mr. Newby served as Vice-President of Cadence Resources Corporation, an oil and gas exploration and development company. Prior to January 1991, Mr. Newby held senior positions with the investment banking firms of S.G. Warburg & Co., Inc., Morgan Grenfell & Co., and James Capel & Co. Mr. Newby currently resides in New York, United States.

Bradley H Moore has served as our Executive Vice President, Environmental & Government Affairs since January 24, 2011. Mr. Moore has nearly 30 years experience in government and regulatory positions. He served as Commissioner of the Minnesota Pollution Control Agency from 2006 to 2008, and as Assistant Commissioner for Operations of the Minnesota Department of Natural Resources (MDNR) from January 1999 to August 2006. Prior to that, he worked in leadership and policy analyst positions with the MDNR and the Minnesota Department of Public Service (now the Department of Commerce). In December 2008, Mr. Moore joined Barr Engineering as Senior Advisor, Public and Governmental Affairs where he advised several companies, including PolyMet, on environmental strategy. Mr. Moore currently resides in Minnesota, United States.

Niall Moore has served as our Corporate Secretary since December 2006 and as our Group Controller since September 2006. Mr. Moore has over 25 years of experience with public companies in the resource sector. From November 2002 to May 2006, he was Director, Corporate Reporting for Placer Dome Inc. and from May 2006 until December 2006 he worked as a consultant to Barrick Gold, Inc. following that company’s acquisition of Placer. Prior to November 2002, Mr. Moore was an audit partner at Ernst & Young LLP. Mr. Moore has extensive experience in financial reporting, compliance and valuation work. Mr. Moore currently resides in British Columbia, Canada.

Dr. David Dreisinger has served as a member of our board of directors since October 2003. Dr. Dreisinger also served on our audit committee prior to June 2006. Since 1988, Dr. Dreisinger has been a member of the faculty at the University of British Columbia in the Department of Materials Engineering and is currently Professor and Chairholder of the Industrial Research and Chair in Hydrometallurgy. He has published over 200 papers and has been extensively involved as a process consultant in industrial research programs with metallurgical companies. Dr. Dreisinger has participated in 14 U.S. patents for work in areas such as pressure leaching, ion exchange removal of impurities from process solutions, use of thiosulfate as an alternative to cyanide in gold leaching, and leach-electrolysis treatment of copper recovery from sulfide ores, and the Sepon Copper Process for copper recovery from sulfidic-clayey ores. Dr. Dreisinger serves as a director of Search Minerals, Inc. and as Vice President – Metallurgy/Process for each of Baja Mining Corp and South American Silver Corp. Dr. Dreisinger currently resides in British Columbia, Canada.

Alan R. Hodnik has served as a member of our board of directors since March 9, 2011. He also serves on our compensation committee and our corporate governance and nominating committee. Mr. Hodnik was named President of ALLETE, Inc. in May 2009 and CEO of that company in May 2010. Since joining ALLETE in 1982, Mr. Hodnik has served as Vice President-Generation Operations, Senior Vice President of Minnesota Power Operations, and Chief Operating Officer. As Chief Operating Officer, he led transmission, distribution, generation, and engineering for all aspects of the Company. Mr. Hodnik was the elected mayor of the City of Aurora, MN from 1988 to 1998. He is a member of the board of Essentia Health - East Region and of the Area Partnership for Economic Expansion (APEX). Mr. Hodnik currently resides in Minnesota, United States.

William Murray served as our Executive Chairman from February 5, 2008 to December 31, 2010 and has served as a member of our board of directors since March 2003. He previously served as our President and Chief Executive Officer from March 2003 until February 2008. Mr. Murray is an engineer in the mining industry with more than 35 years of experience in construction management and project evaluation in North America and Africa. From April 1993 to 2003, Mr. Murray provided consulting services to the mining industry as a principal of Optimum Project Services Ltd. Prior to that, Mr. Murray was employed by Fluor Daniel, a large U.S. Engineering & Construction contractor, as the Director of New Business from October 1989 to April 1993. From September 1981 to May 1986, Mr. Murray was a Director of Project Services at Denison Mines where he was part of the core team than built the $1.2 billion Quintette Coal project. From September 1970 to August 1981, Mr. Murray held a number of positions at Anglo American Corp in South Africa, principally in the Gold Division. Mr. Murray is also a director of South American Silver Corp., Aura Minerals, Inc., and Prospero Silver Corp. Mr. Murray currently resides in British Columbia, Canada.

Stephen Rowland has served as a member of our board of directors since October 30, 2008. He also serves on our audit and compensation committees. Mr. Rowland has been an executive with Glencore, a privately held diversified natural resources company, since 1988. Mr. Rowland has held various positions with responsibility for international trading in metals and minerals in London, Switzerland, and the United States. Prior to joining Glencore, Mr. Rowland started his career in 1985 with Cargill, Inc. in Minneapolis. Mr. Rowland currently resides in Connecticut, United States.

Michael M. Sill has served as a member of our board of directors since March 9, 2011. He also serves on our audit committee and our safety, health and environmental committee Mr. Sill has served as President and CEO of Road Machinery & Supplies Co. since 1994, having joined the company in 1988. Road Machinery is a distributor of construction, mining and forestry equipment. Educated at Dartmouth College and J.L. Kellogg Graduate School of Management, Mr. Sill started his career as a financial analyst and commercial lending officer with The Northern Trust Company. He has served on the boards of the Equipment Distributors Association of MN, Associated General Contractors of MN, and the Twin Cities Regional Board of US Bank. Mr. Sill currently resides in Minnesota, United States.

B.	Statement of Executive Compensation

The following table sets forth the compensation paid to our Named Executive Officers for the fiscal year ended January 31, 2011:

					Pension,		Bonus Shares
	Salaries				Retirement
	Commissions				and Similar			Total
	and Bonuses		Options		Benefits(1)			Compensation

William Murray, Executive Chairman	$256,035	$	nil	$	nil	$	nil	$256,035
Joseph Scipioni, President and Chief Executive Officer	$275,100	$	nil		$14,700	$	nil	$289,800
Douglas Newby Chief Financial Officer	$220,200	$	nil		$6,606	$	nil	$226,806

(1) Balances represent Company contributions under 401k pension plans.

During the fiscal year ended January 31, 2011, we had three Named Executive Officers (“NEOs”) (for the purposes of applicable securities legislation), namely:

(a)	William Murray, Executive Chairman until 31 December 2010;
(b)	Joseph Scipioni, President and Chief Executive Officer; and
(c)	Douglas Newby, Chief Financial Officer

During the fiscal year ended January 31, 2011, no compensation was paid or is payable by us to the directors of the Company, other than the NEOs (the “Other Directors”), or our subsidiaries, if any, for their services in their capacity as directors, including any amounts payable for committee participation or special assignments pursuant to any standard or other arrangements; or

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

Our Audit Committee consists of W. Ian L. Forrest (Chair), Stephen Rowland, Michael M. Sill, and Frank L. Sims, all of whom are independent directors. All four members of the Audit Committee meet the criteria of an “Audit Committee Financial Expert” under the applicable rules and regulations of the SEC and such designation has been ratified by the Board of Directors. The Audit Committee oversees our auditing procedures, receives and accepts the reports of our independent certified public accountants, oversees our internal systems of accounting and management controls, and makes recommendations to the Board of Directors as to the selection and appointment of our auditors. The Audit Committee is governed by the terms of the Charter of the Audit Committee of the Board of Directors which has previously been filed as Exhibit 16.1.

Our Compensation Committee consists of W. Ian L. Forrest (Chair), Alan R. Hodnik, Stephen Rowland, and Frank L. Sims. The function of the Compensation Committee is to administer the 2007 PolyMet Omnibus Share Compensation Plan and to have authority over the salaries, bonuses, and other compensation arrangements of our executive officers.

Our Nominating and Corporate Governance Committee consists of Frank L. Sims (Chair), W. Ian L. Forrest, and Alan R. Hodnik. The committee (1) identifies individuals qualified to become members of the Board, (2) selects, or recommends to the Board, the director nominees for the next annual shareholders meeting, (3) selects candidates to fill any vacancies on the Board, and (4) develops and recommends to the Board a set of corporate governance principles applicable to the corporation.

D.	Employees

As of January 31, 2011 we had 21 full-time employees, with 3 located in our Vancouver office and 18 located in our Hoyt Lakes office. None of our employees are covered by a collective bargaining agreement. We believe that our relations with our employees are good.

During the fiscal year ended January 31, 2011, we employed an average of 6 consultants working out of our Vancouver and Minnesota offices.

E.	Share Ownership

For the shareholdings of our directors and executive officers see Item 7(A).

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth, as of May 4, 2011, certain information regarding the ownership of our voting securities by each shareholder known to our management to be (i) the beneficial owner of more than 5% of our outstanding common shares, (ii) our directors, (iii) our current executive officers identified under Item 6(A), and (iv) all executive officers and directors as a group. We believe that, except as otherwise indicated, the beneficial owners of the common shares listed below, based on information furnished by such owners, have sole investment and voting power with respect to such shares.

		Percent of
Name and Address of	Amount and Nature of	Outstanding
Beneficial Owner (1)	Beneficial Ownership	Common Shares
W. Ian L. Forrest (2)	2,453,000	1.6%
Frank Sims (3)	939,100	*
Joseph Scipioni (4)	1,100,000	*
Douglas J. Newby (5)	1,015,000	*
Bradley H. Moore (6)	300,000
Niall Moore (7)	525,000	*
David Dreisinger (8)	1,426,300	*
Alan R. Hodnik (9)	250,000	*
William Murray (10)	3,157,276	2.0%
Stephen Rowland	Nil	*
Michael M. Sill (11)	250,000	*
All executive officers and directors as a group (11 persons) (12)	11,415,676	7.1%
5% or more shareholders:
Glencore (13) Baarermattstrasse 3 CH-6341 Baar Switzerland	14,433,962	9.3%
Cleveland-Cliffs, Inc. (14) 1100 Superior Avenue Cleveland, OH 44114-2589	9,200,547	5.9%
George Molyviatis (15) Sunion, Greece	8,634,920	5.6%

*	Less than 1%.

1.	The address of each person, unless otherwise noted, is c/o PolyMet Mining Corp., Suite 390-3600 Lysander Lane, Richmond, British Columbia V7B 1C3.

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

3.

Includes 400,000 common shares issuable upon exercise of currently un-exercisable options, at an exercise price of US$2.72 per share set to expire on February 15, 2015, 200,000 common shares issuable upon exercise of currently exercisable options, at an exercise price of US$0.82 per share set to expire on February 17, 2016 and 250,000 common shares issuable upon exercise of currently un-exercisable options, at an exercise price of US$2.04 per share set to expire on March 10, 2018 . Mr. Sims directly owns 89,100 common shares.

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

6.	Includes 300,000 common shares issuable upon exercise of currently un-exercisable options, at an exercise price of USD $2.17 per share set to expire on January 25, 2018.

7.

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

8.

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

9.	Includes 250,000 common shares issuable upon exercise of currently un-exercisable options, at an exercise price of USD $2.04 per share set to expire on March 10, 2018.

10.

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

11.	Includes 250,000 common shares issuable upon exercise of currently un-exercisable options, at an exercise price of USD $2.04 per share set to expire on March 10, 2018.

12.	Includes 6,125,000 common shares issuable upon exercise of currently exercisable options and also includes 750,000 common shares of currently un-exercisable options.

13.

This shareholder acquired 9,433,962 of our common shares from us during our fiscal 2010 fourth quarter and an additional 5 million of our common shares from us during our fiscal 2011 fourth quarter. This shareholder also holds convertible debentures convertible into 6,887,783 of our common shares and warrants to acquire 3 million of our common shares at $2.00 per share.

14.	This shareholder held 1,000,000 shares as of January 31, 2005, 7,200,547 as of January 31, 2006 and 9,200,547 as of January 31, 2007, January 31, 2008 and January 31, 2009.

15.	This shareholder held 8,334,920 as of January 31, 2010 and exercised 300,000 options in January 2011.

Our shareholders who beneficially own more than 5% of our common shares outstanding do not have voting rights different from any other shareholders of common shares.

As of May 4, 2011, there were 325 holders of record of our common shares of which 249 were U.S. residents owning 27.3% of our outstanding common shares.

B.	Related Party Transactions

We have conducted transactions with officers, directors and persons or companies related to directors and paid or accrued amounts as follows:

	2011	2010	2009
	(in $'000's)	(in $'000's)	(in $'000's)

Consulting fees paid to David Dreisinger, a Director of the Company	$59	$59	$56
	$59	$59	$56

The amounts charged to us for the services provided have been determined by negotiation among the parties. These transactions were in the normal course of operations and were measured at the exchange value, which is the amount of consideration established and agreed to by the related party.

During the year ended January 31, 2011, we paid $59,000 (2010 - $59,000 and 2009 - $56,000) to Dr. Dreisinger for consulting fees primarily in connection with activities related to the processing / technical side of the NorthMet Project and related expenses (the latter were supported by invoices and receipts). The consulting fees were based on a monthly fee of Canadian $5,500 plus general sales tax. Throughout the term of his engagement, Dr. Dreisinger has conducted in-person and telephonic meetings with Mr. William Murray, the Company’s then Executive Chairman and formerly its President and Chief Executive Officer, and other members of management at which he provided both verbal and written updates on the status of test work and made recommendations for future activities. These meetings occurred approximately every two to three weeks for the past six years.

The agreement with Dr. Dreisinger was entered into at a time when our current business plans were being formulated and were month to month and oral in nature. The agreement was approved by Mr. William Murray. It was discussed with our board of directors who did not consider that formal approval and a written contract was necessary at that time. We believe that the contract was at terms at least as good as could be obtained from third parties.

C.	Interests of experts and counsel.

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See Item 18.

Legal Proceedings

Neither we, nor our subsidiaries, is a party to, nor is our property or the property of our subsidiaries the subject of, any pending legal or arbitration proceeding that is material.

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

On February 2, 2011 we announced that we had simplified the proposed metallurgical process and now plan to build the project in two phases:

  Phase I: produce and market concentrates containing copper, nickel, cobalt and precious metals, and
  Phase II: process the nickel concentrate through a single autoclave, resulting in production and sale of high grade copper concentrate, value added nickel-cobalt hydroxide, and precious metals precipitate products.

Previous plans included a second autoclave and a copper solvent extraction/electro-wining (“SX-EW”) circuit to produce copper metal along with value added nickel-cobalt hydroxide and precious metals precipitate products. The changes reflect continued metallurgical process and other project improvements as well as improved environmental controls that are being incorporated into the Supplemental Draft EIS. The advantages, compared with the earlier plan, include a better return on capital investment, reduced financial risk, lower energy consumption, and reduced waste disposal and emissions at site. Approximately $127 million of the total $602 million capital costs estimated in the May 2008 DFS Update will not be incurred in this revised plan.

On March 10, 2011 we appointed Alan R. (Al) Hodnik and Michael M. (Mike) Sill to our Board of Directors.

In March 2011, we entered into an agreement with the State of Minnesota's Departmen of Natural Resources committing us to an additional $2.8 million of environmental and permitting review work through April1, 2012.

On April 15, 2011 we reported that we and the Lead Agencies expect to finalize detailed work plans for the Supplemental Draft EIS by early May 2011. The detailed project, which includes the simplified metallurgical process and reduction in capital costs that we announced on February 2, 2011, will then be modeled to predict environmental impacts of the project. The third party contractor hired by the lead agencies will then prepare a preliminary supplemental draft Environmental Impact Statement, which will be reviewed by the lead agencies, cooperating agencies (including the US Environmental Protection Agency and tribal governments) and us. Once that review process has been completed, the supplemental draft EIS will be finalized for publication and public comment. The lead agencies anticipate that the public comment period will commence during the fall of 2011. A final EIS will incorporate comments, after which a subsequent Adequacy Decision by the DNR and Record of Decision by the federal agencies are necessary before the land exchange can occur and various permits required to construct and operate the project can be issued.

On April 15, 2011 the Board of the IRRRB reapproved a secured loan to our wholly owned subsidiary Poly Met Mining, Inc. of up to $4 million. The loan will be secured by the land to be acquired from proceeds of the loan, carry a fixed interest rate of 5% per annum, and will be repayable on June 30, 2016. Subject to regulatory approval, we also agreed to issue warrants giving the IRRRB the right to purchase up to 400,000 shares of our common stock at US$2.50 per share at any time until the earlier of June 30, 2016 and one year after we receive permits. The loan is expected to close on or before 30 June, 2011.

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

For purposes of this discussion, a “U.S. Holder” means a holder of our common shares who is (i) a citizen or an individual resident of the U.S., (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the U.S., any state thereof or the District of Columbia, (iii) an estate the income of which is subject to.US. federal income taxation regardless of its source, or (iv) a trust if it is subject to the primary supervision of a court within the U.S. and one or more “U.S. persons,” as defined in the Code, have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

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

  the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the common shares:

  the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we became a PFIC will be treated as ordinary income, and the amount allocated to each other taxable year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

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

Not Applicable.

ITEM 13. DEFAULT, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHT OF SECURITY HOLDERS AND USE OF PROCEEDS

Shareholder Rights Plan

Effective May 25, 2007, the Company adopted an updated Shareholder Rights Plan (“Rights Plan”), which was approved by the Company’s shareholders’ on June 27, 2007 and modified by the Company’s shareholders on June 17, 2008. Under the Rights Plan, the Company has issued one right for no consideration in respect of each outstanding common share of the Company to all holders of record of common shares on December 4, 2003. All common shares subsequently issued by the Company during the term of the Rights Plan will have one right represented for each common share held by the shareholder of the Company. The term of the Rights Plan is 10 years, unless the rights are earlier redeemed or exchanged. The Rights issued under the Rights Plan become exercisable only if a party acquires 20% or more of the Company's common shares without complying with the Rights Plan or without the approval of the Board of Directors of the Company.

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

The Shareholder Rights Plan has previously been filed as Exhibit 14.1.

ITEM 15. CONTROLS AND PROCEDURES

A. Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report, an evaluation was performed under the supervision and with the participation of our management, including the chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15 of the Exchange Act). Based on that evaluation, our management, including the chief executive officer and chief financial officer, concluded that at 31 January 2011 the Company’s disclosure controls and procedures were effective in providing reasonable assurance that material information required to be disclosed by us in the reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. In reaching this conclusion, the Company recognizes two factors that must be and are present:

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

Management has assessed the effectiveness of our internal control over financial reporting as at January 31, 2011.  In making its assessment, management has used the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to evaluate the our internal control over financial reporting.

Management identified a material weakness in our internal control over financial reporting relating to timely preparation of financial statements and key schedules for internal review.  The underlying cause of the material weakness was the implementation of a new accounting and financial reporting system during the third fiscal quarter.  Termination of an outsource accounting service provider and use of non-accounting personnel to undertake accounting duties exacerbated the problems of timeliness. Prior to filing its financial statements for the year ended January 31, 2011, management had taken steps to address this weakness and plans further changes to our internal controls in the light of continued problems in the year-end reporting.  Based on this assessment, management has concluded that we did not maintain, in all material respects, effective internal control over financial reporting as at January 31, 2011.

C. Attestation Report of the Registered Public Accounting Firm

The attestation report of PricewaterhouseCoopers with respect to the Company’s internal control over financial reporting is filed with Item 18 of this Annual Report.

D. Changes in Internal Controls

During the quarter ended October 31, 2010, we experienced difficulties moving to a new accounting and financial reporting system.  These difficulties were primarily in the input and review of transactions and in particular concerned the accurate recording of foreign exchange and intercompany transactions. Termination of an outsource accounting service provider and use of non-accounting personnel to undertake accounting duties exacerbated the problems.

Management undertook a rigorous process to ensure that all transactions were recorded completely and accurately in the accounting records. As a result of these difficulties and this review process, we were unable to meet our filing deadline to provide consolidated financial statements, management’s discussion and analysis and CEO and CFO certifications for its quarter ended 31 October 2010.

Management recognized the need to implement changes to our internal control over financial reporting relating to the input and review of all transactions, including foreign exchange and intercompany transactions.  Since filing the third quarter interim financials, Management has been implementing changes to our internal control over financial reporting including strengthening the segregation of duties, reallocating responsibilities, and strengthening the financial reporting team.  We are in the process of engaging independent advise in connection with complex accounting issues and tax,

Management has made significant progress, but implementation of the changes was not sufficiently complete during preparation of year-end financial statements and, as a consequence, we were unable to meet our filing deadline to provide consolidated financial statements, management’s discussion and analysis and CEO and CFO certifications for its year ended January 31, 2011.

Management recognizes the lack of timely preparation of financial information and key schedules to be a Material Weakness in its internal control over financial reporting.  Management believes that the changes described, once more fully implemented, will ensure the timely provision of financial information to our shareholders in future, in accordance with the filing deadlines established by regulators.

There have been no other changes in our internal control over financial reporting during the year ended January 31, 2011 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

As of January 31, 2011, the audit committee consisted of three directors. All three members of the Audit Committee, W. Ian L. Forrest, Frank L. Sims, and Stephen Rowland meet the criteria of an “Audit Committee Financial Expert” under the applicable rules and regulations of the SEC, and each of their designation as an “Audit Committee Financial Expert” has been ratified by the Board. All three members of the Audit Committee are “independent,” as that term is defined in the New York Stock Exchange Amex listing standards.

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

The Code has previously been filed as Exhibit 11.1.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following outlines the expenditures for accounting fees billed and paid for the last two fiscal periods ended:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees[1]	All Other Fees
January 31, 2011	CDN $225,000	CDN $111,000	CDN $14,400	CDN $Nil
January 31, 2010	CDN $231,392	CDN $126,500	CDN $13,906	CDN $Nil

1	Audit Related Fees are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under Audit Fees.
2	Tax fees consist of fees to prepare the Company’s annual tax filings.

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

31 January 2011, 2010 and 2009

U.S. Funds

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

Management has assessed the effectiveness of the Company’s internal control over financial reporting as at 31 January 2011. In making its assessment, management has used the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to evaluate the Company’s internal control over financial reporting.

Management identified a material weakness in its internal control over financial reporting relating to timely preparation of financial statements and key schedules for internal review. The underlying cause of the material weakness was the implementation of a new accounting and financial reporting system during the third fiscal quarter. Termination of an outsource accounting service provider and use of non-accounting personnel to undertake accounting duties exacerbated the problems of timeliness. Prior to filing its financial statements for the year ended 31 January 2011, management had taken steps to address this weakness and plans further changes to its internal controls in the light of continued problems in the year-end reporting. Based on this assessment, management has concluded that the Company did not maintain, in all material respects, effective internal control over financial reporting as at January 31, 2011.

The effectiveness of the Company’s internal control over financial reporting as at 31 January 2011 has been audited by PricewaterhouseCoopers LLP, our independent auditors, as stated in their report which appears herein.

“Joseph Scipioni” (signed)	“Douglas Newby” (signed)

Joseph Scipioni	Douglas Newby
President and Chief Executive Officer	Chief Financial Officer

Independent Auditor’s Report

To the Shareholders of PolyMet Mining Corp.

We have completed integrated audits of PolyMet Mining Corp.’s 2011, 2010 and 2009 consolidated financial statements and an audit of the effectiveness of the Company’s internal control over financial reporting as at January 31, 2011. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements
We have audited the accompanying consolidated financial statements of PolyMet Mining Corp., which comprise the consolidated balance sheets as at January 31, 2011 and January 31, 2010 and the consolidated statements of loss, other comprehensive loss and deficit, changes in shareholders’ equity, and cash flows for each of the three years in the period ended January 31, 2011, and the related notes including a summary of significant accounting policies.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of PolyMet Mining Corp. as at January 31, 2011 and January 31, 2010 and the results of its operations and cash flows for each of the three years in the period ended January 31, 2011 in accordance with Canadian accepted accounting principles

Emphasis of matter
Without qualifying our opinion, we draw your attention to Note 1 in the consolidated financial statements which discloses conditions that indicate the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern.

Report on internal control over financial reporting
We have also audited PolyMet Mining Corp.’s internal control over financial reporting as at January 31, 2011, based on criteria established in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting
Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Annual Report on Internal Control over Financial Reporting.

Auditor’s responsibility
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

We believe that our audit provides a reasonable basis for our audit opinion on the Company’s internal control over financial reporting.

Definition of internal control over financial reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual consolidated financial statements will not be prevented or detected on a timely basis. It was determined that the Company did not maintain effective internal control over financial reporting as at January 31, 2011, because of a material weakness identified in the timely reporting and review of financial information. This material weakness is described in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. We considered this material weakness in determining the nature, timing and extent of audit tests applied in our audit of the January 31, 2011 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

Inherent limitations
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion
In our opinion, PolyMet Mining Corp. did not maintain, in all material respects, effective internal control over financial reporting as at January 31, 2011 based on criteria established in Internal Control - Integrated Framework, issued by COSO.

Chartered Accountants

May 6, 2011
Vancouver, British Columbia, Canada

PolyMet Mining Corp.
(a development stage company)
Consolidated Balance Sheets
As at January 31
All figures in Thousands of U.S. Dollars

ASSETS	2011	2010
Current
Cash and equivalents	$10,361	$21,282
Accounts receivable and advances	318	88
Investment (Note 13)	66	140
Prepaid expenses	636	512
	11,381	22,022
Asset Held for Sale (Notes 4 and 14d))	3,420	-
Deferred Financing Costs (Note 14c))	-	1,794
Mineral Property, Plant and Equipment (Notes 3 and 4)	130,231	115,832
	$145,032	$139,648

LIABILITIES
Current
Accounts payable and accrued liabilities	$2,444	$2,953
Current portion of long term debt (Note 5)	6,750	2,000
Current portion of asset retirement obligation (Note 6)	1,408	756
	10,602	5,709
Long term
Long term debt (Note 5)	1,775	8,529
Convertible debt (Note 7)	27,633	25,253
Asset retirement obligation (Note 6)	2,404	2,590
Total Liabilities	42,414	42,081

SHAREHOLDERS’ EQUITY
Share Capital - (Note 8)	142,373	132,066
Contributed Surplus – (Note 8d)	39,083	36,979
Accumulated Other Comprehensive Income (Loss)	(6)	71
Deficit	(78,832)	(71,549)
	102,618	97,567
Total Liabilities and Shareholders’ Equity	$145,032	$139,648

Nature of Business and Going Concern (Note 1)
Contingent Liabilities and Commitments (Notes 4, 6, 8 and 14)
Subsequent Event (Note 14f))

ON BEHALF OF THE BOARD:

“William Murray”	, Director

“David Dreisinger”	, Director

- See Accompanying Notes –

PolyMet Mining Corp.
(a development stage company)
Consolidated Statements of Loss, Other Comprehensive Loss and Deficit
For the Years Ended 31 January
All figures in Thousands of U.S. Dollars, except per share amounts

	2011	2010	2009
General and Administrative
Amortization	$31	$31	$31
Asset retirement obligation accretion	383	408	443
Consulting fees	36	63	45
Exploration	193	-	-
Financing costs write-off (Note 14c))	1,830	-	-
Investor relations and financing	118	420	169
Office and corporate wages	1,198	1,387	1,247
Professional fees	365	371	512
Shareholders’ information	330	248	311
Stock-based compensation (Notes 8b) and c))	(119)	915	487
Transfer agent and filing fees	99	63	158
Travel	267	332	424
Warrant amendment (Notes 2b), 7 and 8e))	-	4,920	544
	4,731	9,158	4,371

Other Expenses (Income)
Interest income, net	19	(5)	(154)
Loss (gain) on foreign exchange	(46)	24	156
Loss on asset held for sale (Note 4)	520	-	-
Loss on refinancing of convertible debt (Note 7)	3,647	-	-
Investment loss (Note 13)	-	-	1,365
Rental income	(198)	(154)	(215)
	3,942	(135)	1,152

Loss for the Year before tax	8,673	9,023	5,523
Future income tax recovery (Notes 8e) and 14c))	(1,390)	-	-
Loss for the Year	7,283	9,023	5,523

Other Comprehensive Income
Unrealized gain (loss) on investment	(77)	71	-
Comprehensive Income (Loss)	7,360	8,952	5,523

Loss for the Year	7,283	9,023	5,523
Deficit Beginning of the Year	71,549	62,526	57,003

Deficit End of Year	78,832	71,549	62,526

Basic and Diluted Loss per Share	$(0.05)	$(0.06)	$(0.04)

Weighted Average Number of Shares	149,444,955	139,456,827	137,187,927

- See Accompanying Notes -

PolyMet Mining Corp.
(a development stage company)
Consolidated Statements of Changes in Shareholders’ Equity
All figures in Thousands of U.S. Dollars, except for Shares

	Common Shares (Note 8)
					Other
	Authorized			Contributed	Comprehensive	Deficit
	Shares	Issued Shares	Amount	Surplus	Income		Total
Balance – 31 January 2008	Unlimited	136,991,075	$104,615	$20,825	$-	$(57,003)	$68,437
Loss for the year	-	-	-	-		(5,523)	(5,523)
Shares and warrants issued:
Exercise of options	-	312,800	452	-		-	452
Fair value of stock options exercised	-	-	245	(245)		-	-
Convertible debt – conversion factor and warrants (Note 7)	-	-	-	691		-	691
Accrual of Milestones 2 and 4 Bonus Shares (Note 14)	-	-	-	3,912		-	3,912
Amendment to previously issued warrants (Note 8e))	-	-	-	544		-	544
Stock-based compensation	-	-	-	1,822		-	1,822
Balance – 31 January 2009	Unlimited	137,303,875	$105,312	$27,549	$-	$(62,526)	$70,335
Loss for the year	-	-	-	-		(9,023)	(9,023)
Other comprehensive income for the period	-	-	-	-	71	-	71
Shares and warrants issued:
Equity offering and issuance costs	-	9,433,962	24,501	-		-	24,501
Exercise of options	-	775,000	477	-		-	477
Fair value of stock options exercised	-	-	307	(307)		-	-
Exercise of warrants	-	167,954	494	-		-	494
Fair value of warrants exercised	-	-	254	(254)		-	-
Convertible debt – conversion factor and warrants (Note 7)	-	-	-	352		-	352
Accrual of Milestones 2 and 4 Bonus Shares (Note 14)	-	-	-	4,200		-	4,200
Amendment to previously issued warrants (Notes 7 and 8e))	-	-	-	4,920		-	4,920
Issuance of Milestone 2 Bonus Shares (Note 14)		1,300,000	721	(721)			-
Stock-based compensation (Note 8c))	-	-	-	1,240		-	1,240
Balance – 31 January 2010	Unlimited	148,980,791	$132,066	$36,979	$71	$(71,549)	$97,567
Loss for the year	-	-	-	-		(7,283)	(7,283)
Other comprehensive loss for the period	-	-	-	-	(77)	-	(77)
Shares and warrants issued:
Equity offering and issuance costs	-	5,000,000	9,019	875		-	9,894
Exercise of options	-	845,000	808	-		-	808
Fair value of stock options exercised	-	-	480	(480)		-	-
Refinancing of convertible debt (Note 7)	-	-	-	3,125		-	3,125
Milestone 4 Bonus Share cost amortization (Note 14)	-	-	-	(89)		-	(89)
Future income tax charge (Notes 8e) and 14c))	-	-	-	(1,390)		-	(1,390)
Stock-based compensation (Note 8c))	-	-	-	63		-	63
Balance – 31 January 2011	Unlimited	154,825,791	$142,373	$39,083	$(6)	$(78,832)	$102,618

- See Accompanying Notes -

PolyMet Mining Corp.
(a development stage company)
Consolidated Statements of Cash Flows
For the Years Ended 31 January
All figures in Thousands of U.S. Dollars

	2011	2010	2009
Operating Activities
Loss for the year	$(7,283)	$ (9,023)	$(5,523)
Items not involving cash
Amortization	31	31	31
Asset retirement obligation accretion	383	408	443
Financing costs write-off	1,830	-	-
Future income tax recovery (Notes 8e) and 14c))	(1,390)	-	-
Investment loss (Note 13)	-	-	1,365
Loss on asset held for sale (Note 4)	520	-	-
Loss on refinancing of convertible debt (Note 7)	3,647	-	-
Stock-based compensation	(119)	915	487
Warrant amendment (Notes 7 and 8e))	-	4,920	544
Changes in non-cash working capital items
Accounts receivable and advances	(230)	(19)	99
Prepaid expenses	(124)	(42)	323
Accounts payable and accrued liabilities	(333)	381	(1,059)
Net cash used in operating activities	(3,068)	(2,429)	(3,290)

Financing Activities
Share capital - for cash	10,702	25,472	452
Long-term debt repayment	(2,000)	(1,250)	(1,400)
Convertible debt	-	9,944	14,333
Deferred financing costs	(36)	(55)	(49)
Net cash provided by financing activities	8,666	34,111	13,336

Investing Activities
Purchase of mineral property, plant and equipment	(16,519)	(17,754)	(22,776)
Net cash used in investing activities	(16,519)	(17,754)	(22,776)

Net Increase (Decrease) in Cash and Cash Equivalents Position	(10,921)	13,928	(12,730)
Cash and Cash Equivalents Position - Beginning of Year	21,282	7,354	20,084
Cash and Cash Equivalents Position - End of Year	$10,361	$21,282	$7,354

- See Accompanying Notes -

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2011, 2010 and 2009
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

1.	Nature of Business and Going Concern

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

On 25 September 2006, the Company received the results of a Definitive Feasibility Study (“DFS”) prepared by Bateman Engineering (Pty) Ltd. (“Bateman”) that confirms the economic and technical viability of the NorthMet Project (the "Project") and, as such, the Project has moved from the exploration stage to the development stage.

Going Concern

While these consolidated financial statements have been prepared on the basis that PolyMet Mining Corp. will continue as a going concern, which assumes that the Company will be able to meet its commitments, continue operations, realize its assets and discharge its liabilities in the normal course of business for the foreseeable future, there are conditions that cast significant doubt on the validity of that assumption. The Company has incurred losses since inception and has an accumulated deficit of $78,832,000 at January 31, 2011.

PolyMet Mining Corp. will need to raise sufficient funds to meet its current obligations as well as fund ongoing development, capital expenditures and administration expenses, in accordance with the Company’s spending plans for the next year. While in the past the Company has been successful in closing financing agreements with Glencore, there can be no assurance it will be able to do so again in the future.

On 12 November 2010, PolyMet Mining Corp. announced that it had entered into a definitive agreement with Glencore AG (“Glencore”) to sell in a private placement 15 million common shares at US$2.00 per share for gross proceeds of US$30 million, before deducting estimated offering expenses. Completion of the sale of these shares and funding are expected to occur in three tranches subject, in each case, to certain closing conditions (Note 7).

In order to meet all of its obligations for the period to 31 January 2012, including paying off the current portion of its long-term debt, PolyMet Mining Corp. will have to successfully receive all of the remaining equity tranches, or obtain alternate financing. Management is in the latter stage of discussions with Glencore with respect to the budget and believes that agreement will be reached by 30 June 2011, which will enable the Company to access the second and third $10 million tranches of the equity funding in a timely manner that will enable it to meet its obligations. However, this cannot be assured.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2011, 2010 and 2009
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

1.	Nature of Business and Going Concern - Continued

Management believes that based upon the underlying value of the NorthMet Project, it will be able to obtain the necessary financing from Glencore or other sources to meet PolyMet Mining Corp.’s requirements on an ongoing basis; however, there can be no assurance that the necessary financing will be obtained. Factors that could affect the availability of financing include the state of international debt and equity markets, investor perceptions and expectations and the global metals markets.

These financial statements do not reflect any adjustments to the carrying values of assets and liabilities, reported expenses, and balance sheet classifications that would be necessary should the Company be unable to continue as a going concern, and these adjustments could be material.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2011, 2010 and 2009
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
For the years ended 31 January 2011, 2010 and 2009
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

Assets Held for Sale

Long-Lived assets are classified as held for sale in the period in which certain criteria are met. Assets held for sale are measured at the lower of carrying amount or fair value less cost to sell and are not depreciated as long as they remain classified as held for sale.

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
For the years ended 31 January 2011, 2010 and 2009
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

2.	Significant Accounting Policies and Restatements - Continued

(a) Significant Accounting Policies - Continued

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
For the years ended 31 January 2011, 2010 and 2009
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

2.	Significant Accounting Policies and Restatements - Continued

(a) Significant Accounting Policies - Continued

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
For the years ended 31 January 2011, 2010 and 2009
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

3.	Resource Property Agreements

NorthMet, Minnesota, U.S.A. - Lease

Pursuant to an agreement dated 4 January 1989, subsequently amended and assigned, the Company leases certain lands in St. Louis County, Minnesota from RGGS Land & Minerals Ltd., L.P. The original term of the renewable lease was 20 years and called for total lease payments of $1,475,000. The Company has renewed the lease by making annual payments of $150,000 on or before each anniversary through January 2011.

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

Pursuant to the leases, PolyMet holds mineral rights and the right to mine. PolyMet intends to acquire surface rights through a land exchange with the United States Forest Service, which costs have been included in the capital cost estimate of the Project.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2011, 2010 and 2009
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

4.	Mineral Property, Plant and Equipment

Details are as follows:

	31 January	31 January
	2011	2010
	Net Book	Net Book
31 January 2011	Value	Value
Mineral Property Acquisition and Interest Costs	$40,794	$38,613
Mine Plan and Development	29,305	25,470
Environmental	25,994	19,537
Consulting and Wages	21,756	18,788
Operations	9,362	7,641
Mine Equipment	949	3,790
Asset Retirement Obligation	1,865	1,781
NorthMet Project	130,025	115,620
Leasehold improvements	7	17
Computers	163	142
Furniture and equipment	36	53
	130,231	$115,832

Erie Plant, Minnesota, U.S.A.

On 15 November 2005, the Company exercised an option to acquire 100% ownership of large portions of the former LTV Steel Mining Company ore processing plant in north eastern Minnesota under the Asset Purchase Agreement with Cliffs Natural Resources Inc. (NYSE:CLF) (“Cliffs”).

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
For the years ended 31 January 2011, 2010 and 2009
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

4.	Mineral Property, Plant and Equipment - Continued

The purchase price totalling 2 million shares and $15 million in cash and debt was in four tranches:

  2 million shares of PolyMet, paid at closing;

  $1 million in cash, paid at closing;

  $7 million in cash, payable in quarterly instalments of $250,000 commencing 31 December 2006 with the balance payable upon receipt of production financing. Interest is payable quarterly starting 31 December 2006 at the Wall Street Journal Prime Rate, and

  $7 million in cash, payable in quarterly instalments of $250,000 commencing on 31 December 2009 with a balloon payment of any unpaid balance due on 31 December 2011. No interest was payable until 31 December 2009 after which it is payable quarterly at the Wall Street Journal Prime Rate, accordingly the debt was fair valued, for balance sheet purposes, by discounting it at 8.25%.

The Company has assumed certain ongoing site-related environmental and reclamation obligations as a result of the above purchases. These environmental and reclamation obligations are presently contracted under the terms of the purchase agreements with Cliffs. Once the Company obtains its permit to mine and Cliffs is released from its obligations by the State agencies, the environmental and reclamation obligations will be direct with the governing bodies. The present value of the asset retirement obligation in the amount of $3,812,000 (Note 6) less accretion of $1,942,000 charged to deficit has been recorded as an increase in the carrying amount of the NorthMet Project assets and will be amortized over the life of the asset.

Interest and loan accretion on the long-term and convertible debt to 31 January 2011 in the amount of $6,770,000 (2010 - $4,608,000) has been capitalized as part of the cost of the NorthMet Project assets.

As the above assets are not in use no amortization of these assets has been recorded to 31 January 2011.

At 31 January 2011 certain equipment with a carrying value of approximately $3.42 million was reclassified to assets held for sale. In writing this asset down to fair value less cost to sell, the Company recorded a loss of $520,000.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2011, 2010 and 2009
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

5.	Long Term Debt

Pursuant to the Asset Purchase Agreements (Note 4) the Company’s wholly owned subsidiary Poly Met Mining, Inc. (“PolyMet US”) signed three notes payable to Cliffs in the amounts of $2,400,000, $7,000,000 and $7,000,000, respectively. The first note was interest bearing at the annual simple rate of four percent (4%) and the final payment was made in June 2008. The second note is interest bearing at the Wall Street Journal Prime Rate and is being paid in quarterly instalments equal to $250,000 with the first payment on 31 December 2006, with the balance repayable upon receipt of commercial financing, for total repayment of $7,000,000. The third note is interest bearing at the Wall Street Journal Prime Rate and is being paid in quarterly instalments equal to $250,000 commencing on 31 December 2009 for total repayment of $7,000,000 with final payment due on December 31, 2011. No interest was payable on the third note until 31 December 2009. Accordingly it was fair valued, for balance sheet purposes, by discounting it at 8.25% . If PolyMet were to default on individual elements of the transactions with Cliffs, the assets associated with the default could revert to Cliffs’ control. As at 31 January 2011 the outstanding long term debt was as follows:

	31 January 2011	31 January 2010

Notes Payable	$8,500	$10,499
Accrued interest	25	30
Total debt	8,525	10,529
Less current portion	(6,750)	(2,000)

Long term debt	$1,775	$8,529

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2011, 2010 and 2009
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

6.	Asset Retirement Obligation

As part of the consideration for the Cliffs Purchase Agreements (Note 4), the Company indemnified Cliffs for the liability for final reclamation and closure of the acquired property.

Federal, state and local laws and regulations concerning environmental protection affect the Company’s operations. Under current regulations, the Company is contracted to indemnify Cliff’s requirement to meet performance standards to minimize environmental impact from operations and to perform site restoration and other closure activities. The Company’s provisions for future site closure and reclamation costs are based on known requirements. It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments. The Company’s estimate of the present value of the obligation to reclaim the NorthMet Project is based upon existing reclamation standards at 31 January 2011 and under Canadian GAAP. Once the Company obtains its permit to mine the environmental and reclamation obligations will be direct with the governing bodies.

The Company’s estimate of the fair value of the asset retirement obligation at 31 January 2011 was $3,812,000 (2010 - $3,346,000). These were based upon a 31 January 2011 undiscounted future cost of $24.4 million (2010 - $21.6 million) for the first Cliffs transaction and $2.1 million (2010 - $2.0 million) for Cliffs II, an annual inflation rate of 2.00%, credit-adjusted risk free interest rates of 10.00% to 12.00% and a mine life of 20 years and a reclamation period of 9 years.

In March 2010, Cliffs entered into a consent decree with the Minnesota Pollution Control Agency (“MPCA”) relating to alleged violations on the Cliffs Erie Property. This consent decree required submission of Field Study Plan Outlines, which has been approved by the MPCA, and Short Term Mitigation Plans, which have not yet been formally approved. As part of its prior transactions with Cliffs (Note 4), PolyMet has agreed to indemnify Cliffs for certain on-going site environmental liabilities. As such, the Company has included its best estimate of the liabilities related to this consent decree in its asset retirement obligation for the period ended 31 January 2011.

Adjustments in the year to January 31, 2011 were as follows:

Year ended January 31, 2011
Balance - Beginning of period	3,346
Liabilities incurred in the current period	-
Liabilities discharged in the current period	(457)
Accretion expense, and	383
Revisions in estimated cash flows	540
Balance - End of period	3,812

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2011, 2010 and 2009
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

7.	Glencore Financing Details of Fair Value of Glencore debentures, as amended, were as follows:
	Year ended	Year ended
	31 January	31 January
	2011	2010
Balance - Beginning of period	25,253	13,943
Issued	-	10,000
Discount	-	(301)
Fair value adjustment on refinancing	522
Financing costs	-	(56)
Accretion and capitalized interest	1,858	1,667
Balance - End of period	27,633	25,253

On 31 October 2008, the Company entered into a financing with Glencore AG (“Glencore”) for an aggregate of US$50 million floating rate secured debentures due on 30 September 2011 (the "Debentures") to be issued by PolyMet US, and guaranteed by the Company. The Debentures bear interest at 12-month US dollar LIBOR plus 4%. Interest is payable in cash or by increasing the principal amount of the Debentures, at PolyMet’s option, for payments on or before 30 September 2009, and at Glencore’s option thereafter. At 31 January 2011, $2,539,000 of interest had been added to the principal amount of the debt since inception. The Debentures are secured by all of the assets of PolyMet and PolyMet US, including a pledge of PolyMet’s 100% shareholding in PolyMet US.

The Debentures are exchangeable into common shares of PolyMet at Glencore’s option at US$4.00 per share. The Issuer can, at its option, prepay the Debentures if PolyMet’s shares trade at a 20-day volume weighted average price equal to or exceeding US$6.00, at which time, and at Glencore’s option, Glencore could exchange the Debentures for common shares of PolyMet within 30 days in lieu of payment. Repayment between 1 October 2009 and 30 September 2010 would have been at 105% of the then outstanding principal of the Debentures, repayment between 1 October 2010 and 30 September 2011 would be at 102.5% of the outstanding principal.

US$7.5 million of the Debentures were issued on 31 October 2008, an additional US$7.5 million of the Debentures were issued on 22 December 2008, $5 million of the Debentures were issued on 18 June 2009 and an additional US$5 million of the Debentures were issued on 31 August 2009.

The final US$25 million of the Debentures, to be used primarily for detailed engineering and procurement, were to be issued upon publication of the Final Environmental Impact Statement in the State of Minnesota’s Environmental Quality Board Monitor, receipt by the Company of a bona fide term sheet for construction financing and were subject to expenditures being in material compliance with budget and other customary conditions as well as agreement between Glencore and Cliffs on terms and conditions whereby Cliffs will provide its consent to Glencore as mortgagee of those parts of the Erie Plant acquired by PolyMet under Asset Agreement II.

On 31 October 2008, PolyMet issued to Glencore warrants (”Glencore Warrants”) to purchase 6.25 million common shares of PolyMet at US$5.00 if exercised before the NorthMet Project has produced a total of 20,000 metric tonnes of concentrate, or US$6.00 thereafter. The Glencore Warrants were to expire on 30 September 2011. If the volume-weighted 20-day average price of PolyMet’s common shares traded at a 50% premium to the then applicable exercise price, Glencore would have had to exercise the warrants within 30 days or the warrants would have expired.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2011, 2010 and 2009
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

7.	Glencore Financing - continued

The Company has accounted for the initial US$7.5 million of the Debentures and the Glencore Warrants by allocating the US$7.5 million between the debt, the exchangeable feature of the debt and the warrants based on their pro rata fair values. The debt was fair valued using the difference between 9% and 12 month LIBOR at 31 October 2008 (3.2075%) plus 4%. Costs related to the financing of $652,000 have been recorded against the convertible debt.

The Company accounted for the second, third and fourth advances of US$7.5 million, US$5 million and US$5 million, respectively, of the Debentures by allocating the principal amounts between the debt and the exchangeable feature of the debt based on their pro rata fair values. The debt was fair valued using the difference between 9% and 12 month LIBOR at 31 October 2008 (3.2075%) plus 4%. Costs related to the financings of $43,000, $16,000 and $12,000, respectively, were recorded against the convertible debt.

On 17 November 2009, the Company announced that it agreed to modify certain terms of the above transaction. Under the new terms the Glencore Warrants entitled Glencore to purchase 6.25 million common shares of PolyMet at US$3.00 at any time on or before 30 September, 2011. If the 20-day volume weighted average price of PolyMet’s shares had been 150% of the exercise price or more ($4.50), and the Final EIS had been published in the Minnesota Department of Natural Resources EQB Monitor, PolyMet could have accelerated the expiration of the Glencore Warrants to not less than 21 business days after the notice of acceleration. The incremental $158,000 increase in the fair value of the warrants due to the warrant exchange was debited to warrant amendment expense and credited to contributed surplus.

On 17 November 2009, PolyMet agreed to modify the terms of the final $25 million Tranche E of the $50 million Debenture with Glencore such that Tranche E, if drawn, could be exchanged at US$2.65 per share. The first four tranches totalling US$25 million (excluding capitalized interest) that had already been drawn would continue to be exchangeable at US$4.00 per share.

On 17 November 2009 PolyMet agreed to to sell 9,433,962 common shares of the Company at US$2.65 per share for gross proceeds of US$25 million. Closing and funding occurred in two transactions. On 24 November 2009, the Company closed the first tranche of 3,773,585 common shares at $2.65 per share for gross proceeds of $10 million. On 26 January 2010, the Company closed the second tranche of 5,660,377 common shares at $2.65 per common share for gross proceeds of $15 million. Transactions costs for these two financings totaled $499,000.

On 12 November 2010, the Company announced that it had renegotiated its debenture financing from Glencore. The agreed amendments to the debenture financing are as follows:

  The maturity date of the Tranche A-D Debentures has been extended from 30 September, 2011 to 30 September, 2012. The Issued Debentures were issued in four tranches between October 2008 and September 2009. The total initial principal of the Debentures is US$25 million with US$2.539 million of accrued interest as of 31 December 2011. The Issued Debentures continue to be exchangeable into common shares of PolyMet at US$4.00 per share, as agreed to in 2008.

  Cancellation of Glencore’s commitment to purchase, and the Company’s commitment to issue, US$25 million of Tranche E Debentures which were to be issued upon publication of the Final Environmental Impact Statement, receipt of a term sheet for construction financing, and other customary conditions.

  Cancellation of warrants to purchase 6.25 million common shares of PolyMet at US$3.00 at any time until 30 September 2011 issued to Glencore in connection with Debentures.

  Issuance of warrants to purchase 3 million common shares of PolyMet at US$2.00 at any time until 31 December 2015, issued to Glencore in consideration of the amendments listed above.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2011, 2010 and 2009
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

7.	Glencore Financing - continued

On 12 November 2010, the Company announced that it had entered into a definitive agreement with Glencore to sell in a private placement 15 million common shares at US$2.00 per share for gross proceeds of US$30 million, before deducting estimated offering expenses. Completion of the sale of these shares and funding are expected to occur in the following three tranches subject, in each case, to certain closing conditions:

  Tranche 1 of US$10 million closed on 17 January 2011;

  Tranche 2 of US$10 million will close on the earlier of (i) the date of the Company’s funding requirement as set forth in the Company’s three year operating budget to be approved by Glencore (the “Budget”), and (ii) 17 October 2011, and

  Tranche 3 of US$10 million will close on the earlier of (i) the date of the Company’s funding requirement as set forth in the Budget, ii) within ten business days following receipt by PolyMet of key permits, in a form reasonably acceptable to Glencore, that will enable the start of construction of the Project, and iii) 15 October 2012.

Glencore has a right of first refusal to provide all material financings, subject to regulatory approval, if it owns 10% or more of the issued and outstanding shares of PolyMet and, if it owns more than 5% of the issued and outstanding shares of PolyMet, Glencore has the right to participate in any equity-related financing to maintain its partially diluted ownership interest (19.6% as of 31 January 2011).

In accordance with both Canadian GAAP and US GAAP, the 12 November 2010 transactions, whereby PolyMet`s existing convertible debt at that date with a book value of $26.730 million was deemed to have been extinguished and reissued, all of the costs associated with the transaction have been recorded as a non-cash expense of $3,647,000, comprising:

  The change in fair value of the conversion feature resulting from its term being extended from 30 September 2011 to 30 September 2012 of $2.533 million;

  The difference in fair value between the warrants to purchase 6.25 million common shares at $3 per share exercisable until 30 September 2011 and the warrants to purchase 3 million common shares at $2 per share exercisable until 31 December 2015 of $3.217 million;

  The amounts of discount and deferred costs remaining to accreted and amortized over the life of the debt of $522,000, less

  The premium of $2.625 million resulting from the price of the common shares to be sold to Glencore compared with the market price at the time of the arrangement.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2011, 2010 and 2009
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

8.	Share Capital

a)	Share Issuances for Cash

During the year ended 31 January 2011 the Company issued the following shares for cash:

i)

On 17 January 2011, the Company closed an equity financing with Glencore for 5,000,000 common shares at $2.00 per share for gross proceeds of $10 million. Transactions costs for the financing were $106,000 and a premium of $875,000 was recorded in contributed surplus as a result of the refinancing of Glencore debt (Note 7), and

	ii)	845,000 shares pursuant to the exercise of stock options for total proceeds of $808,000.

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
For the years ended 31 January 2011, 2010 and 2009
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

Details of stock option activity are as follows:

		Weighted
		Average
	31 January	Exercise	31 January	31 January
	2011	Price	2010	2009
	Options	(US$)	Options	Options
Outstanding - Beginning of
year	13,075,000	2.07	12,615,000	11,312,800
Granted	300,000	2.17	1,585,000	1,690,000
Forfeited	(900,000)	1.01	(350,000)	(75,000)
Exercised	(845,000)	2.81	(775,000)	(312,800)

Outstanding - End of year	11,630,000	2.20	13,075,000	12,615,000

Note: since the exercise price of some options is denominated in Canadian funds, the weighted average price denominated in US funds changes with changes in the exchange rate.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2011, 2010 and 2009
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

8.	Share Capital - Continued

b)	Stock Options - Continued

At the Annual and Special Meeting of the shareholders of PolyMet on 24 June 2009, the disinterested shareholders of the Company approved an extension of the expiry date by two years of all stock options outstanding as at 24 June 2009.

As at 31 January 2011, the following director, officer, consultant and employee stock options were outstanding:

			Number of
	Exercise Price	Exercise Price	options
Expiry Date	(US$)	(CDN$)	outstanding
5 July 2011	0.66	0.66	800,000
18 October 2011	0.79	0.79	50,000
30 March 2012	0.65	0.65	85,000
1 May 2012	0.85	0.85	350,000
15 June 2012	0.94	0.94	40,000
19 September 2012	1.36	1.36	1,240,000
24 October 2012	1.20	1.20	200,000
5 December 2012	1.15	1.15	200,000
20 March 2013	2.76	2.76	2,400,000
19 June 2013	2.97	2.97	325,000
1 September 2013	3.82	3.82	300,000
22 September 2013	3.51	3.51	75,000
5 January 2014	3.30	3.30	525,000
13 February 2014	2.99	2.99	1,250,000
12 March 2014	2.92	2.92	250,000
23 March 2014	2.89	2.89	50,000
4 September 2014	3.00	3.00	360,000
12 December 2014	3.05	3.05	205,000
11 January 2015	3.03	3.03	70,000
31 January 2015	2.87	2.87	100,000
15 February 2015	2.72	2.72	500,000
2 June 2015	3.92	3.92	100,000
30 July 2015	3.22	3.22	175,000
30 January 2016	0.82	0.82	595,000
17 February 2016	0.82	0.82	910,000
15 October 2016	2.67	2.67	115,000
8 January 2017	3.54	3.54	60,000
25 January 2018	2.17	2.17	300,000
Weighted average exercise price and total number of options outstanding	2.20	2.20	11,630,000

As at 31 January 2011 all options had vested and were exercisable, with the exception of 1,722,500 which vest upon completion of specific targets.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2011, 2010 and 2009
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

8.	Share Capital - Continued

b)	Stock Options - Continued

Subsequent to year end, on 10 March 2011, the Company granted 750,000 options to certain independent directors with an average exercise price of USD$2.04 per option. Also subsequent to year end, bonuses comprising 327,500 restricted stock for US employees and consultants and restricted stock units for Canadian employees and consultants were approved by the Board of Directors. 50% of each award to be issued upon receipt of permits and the balance to be issued upon the start of production.

c)	Stock-Based Compensation

During the year ended 31 January 2011, the Company granted 300,000 options to directors, officers, consultants and employees with an average exercise price of USD$2.20 per option. The fair value of these options was estimated at the date of grant using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Risk-free interest rate	1.68%
Expected dividend yield	Nil
Expected stock price volatility	64.79%
Expected option life in years	1.50

The weighted fair value of options granted during the period was US$0.73. Option pricing models require the input of highly subjective assumptions including the estimate of the share price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

During the year ended 31 January 2011, the Company recorded $275,000 for stock based compensation in its accounts as an expense of $93,000 and a debit to mineral property, plant and equipment of $182,000, with the offsetting entries going to contributed surplus. During the year ended 31 January 2011, the Company also recorded a debit to contributed surplus and a credit to stock based compensation expense of $212,000 to reverse prior accounting for stock options which had yet to vest and were forfeited in the period.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2011, 2010 and 2009
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

8.	Share Capital - Continued

c)	Stock Based Compensation - Continued

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
For the years ended 31 January 2011, 2010 and 2009
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

8.	Share Capital - Continued

d)	Contributed Surplus

Contributed surplus represents accumulated stock-based compensation expense and warrants issued, reduced by the fair value of the stock options and warrants exercised.

Details are as follows:

	31 January	31 January
	2011	2010
Balance – Beginning of year	$36,979	$27,549
Current year fair value of stock-based compensation	63	1,240
Fair value of exchangeable warrants and debt conversion (Note 7)	-	352
Change in fair value of warrants amended (Notes 7, 8a) and 8 e))	-	4,920
Issuance of Milestone 2 Bonus Shares (Note 14 a))	-	(721)
Refinancing of convertible debt (Note 7)	3,125	-
Premium on equity financing	875	-
Bonus Shares for Milestones 2 and 4 cost amortization (Note 14a))	1,593	4,200
Forfeiture of Bonus Shares for Milestone 4 (Note 14a))	(1,682)	-
Future income tax charge (Notes 8e) and 14c))	(1,390)	-
Fair value of stock options and warrants exercised during the year	(480)	(561)
Balance – End of year	$39,083	$36,979

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2011, 2010 and 2009
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

8.	Share Capital - Continued

e)	Share Purchase Warrants Details of stock purchase warrant activity are as follows:

	31 January 2011		31 January 2010
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Warrants	Price	Warrants	Price
		(US$)		(US$)
Warrants outstanding - beginning of period	15,202,046	3.74	15,370,000	4.74
Expired (Note 8e))	(4,942,046)	3.23	-	-
Cancelled (Note 7)	(6,250,000)	3.00	(10,260,000)	4.52
Exercised	-	-	(167,954)	3.00
Issued	-	-	4,010,000	3.00
Issued (Note 7)	3,000,000	2.00	6,250,000	3.00

Warrants outstanding – end of period	7,010,000	4.00	15,202,046	3.74

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2011, 2010 and 2009
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

4,010,000 warrants, each warrant entitling the holder to purchase one share of PolyMet common stock at US$3.00 per share at any time until the sooner of 30 calendar days after publication of the draft Environmental Impact Statement by the State of Minnesota in the state’s Environmental Quality Board Monitor and 13 October 2009, and

4,010,000 warrants, each warrant entitling the holder to purchase one share of PolyMet common stock at US$5.00 if exercised before the NorthMet Project has produced a cumulative total of 20,000 metric tonnes of concentrate, or US$6.00 thereafter and prior to 31 August, 2011. PolyMet can accelerate the expiration of the warrants if PolyMet’s volume-weighted 20-day average stock price trades at a 50% premium to the exercise price applicable at any time.

The incremental $544,000 increase in the fair value of the warrants due to the warrant exchange was debited to warrant amendment expense and credited to contributed surplus in the year ended 31 January 2009.

In October 2009, the Company received the consent from holders of more than two-thirds of the above warrants to exchange the 4,010,000 warrants due to expire on 13 October, 2009 for 4,010,000 warrants, each warrant entitling the holder to purchase one share of PolyMet common stock at US$3.00 per share at any time until the sooner of 30 calendar days after publication of the draft Environmental Impact Statement by the State of Minnesota in the state’s Environmental Quality Board Monitor and 31 December, 2009. The incremental $1,005,000 increase in the fair value of the warrants due to the warrant exchange was debited to warrant amendment expense and credited to contributed surplus.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2011, 2010 and 2009
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

Warrants to purchase 167,954 shares of PolyMet common stock had been exercised in the year ended 31 January 2010. On 31 December 2010, the unexercised warrants, to purchase 3,842,046 shares of PolyMet common stock at $3.00 per share, expired. The Company recorded a future income tax charge as the expiration of the warrants triggered a capital gain for tax purposes which was offset by the application of tax losses carried forward resulting in a credit of $1,219,000.

On 31 October 2008, the Company issued 6,250,000 warrants ("Purchase Warrants") to Glencore as partial consideration under the financing agreement described in Note 7. The warrants entitled Glencore to purchase 6.25 million common shares of PolyMet at US$5.00 if exercised before the NorthMet project has produced a total of 20,000 metric tonnes of concentrate, or US$6.00 thereafter. The warrants would have expired on 30 September, 2011.

On 17 November 2009, the Company amended the terms such that the Purchase Warrants entitled Glencore to purchase 6,250,000 common shares of PolyMet at US$3.00 and expire on 30 September, 2011.

On 12 November 2010, the Company cancelled warrants giving Glencore the right to purchase 6,250,000 common shares of PolyMet at US$3.00 at any time until 30 September, 2011 and issued warrants giving Glencore the right to purchase 3,000,000 common shares of PolyMet at US$2.00 at any time until 31 December, 2015, in consideration of the amendments to the debenture agreements (Note 7).

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2011, 2010 and 2009
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

8.	Share Capital - continued

	e)	Share Purchase Warrants - continued

On 16 December, 2010 the Board of the Iron Range Resources and Rehabilitation Board (“IRRRB”) approved, on the commissioner’s recommendation, a secured loan to Poly Met Mining, Inc. of up to $4 million. A legal challenge as to whether the IRRRB was authorized to make such a loan was withdrawn following passage of state legislation that clarified that the IRRRB is an economic development agency with no regulatory oversight for mine permitting activities. On 15 April, 2011 the Board of the IRRRB reapproved the loan, which is expected to close on or before 30 June, 2011.

Proceeds from the loan will be used to purchase forest land, wetlands, and lakes with high natural resource and recreational value that would become available for public use and enjoyment. These properties, which we currently have under purchase option, would be purchased for future use as part of a proposed land exchange for surface rights at the proposed NorthMet mine site currently controlled by the USFS Superior National Forest. The loan will be secured by the land to be acquired from proceeds of the loan, carry a fixed interest rate of 5% per annum, and will be repayable on 30 June, 2016. Subject to regulatory approval, we also agreed to issue warrants giving the IRRRB the right to purchase up to 400,000 shares of our common stock at US$2.50 per share at any time until the earlier of 30 June, 2016 and one year after we receive permits.

On 31 October 2006, the Company issued 600,000 warrants to BNP Paribas Loan Services as partial consideration under the agreement described in Note 14c). These warrants had an exercise price of US$4.00 per share and expired on 30 October 2010. The fair value of these warrants was $1,197,000. Further, upon delivering a bona fide offer of project financing, warrants to purchase an additional 500,000 shares of the Company at a price of US$4.00 per share at any time prior to 30 October 2010 would have vested. All of these warrants expired on 30 October 2010. The Company recorded a future income tax recovery as the expiration of the warrants triggered a capital gain for tax purposes which was offset by the application of tax losses carried forward resulting in a credit of $171,000.

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

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2011, 2010 and 2009
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

9.	Supplemental Disclosure With Respect To Statements of Cash Flows

During the years ended 31 January 2011, 2010 and 2009 the Company entered into the following non-cash investing and financing activities:

	2011	2010	2009
Changes in accounts payable and accrued liabilities related to Investing Activities	$176	$225	$1,970

10.	Related Party Transactions

The Company has conducted transactions with officers, directors and persons or companies related to directors and paid or accrued amounts as follows:

	2011	2010	2009

Consulting fees paid to David Dreisinger, a Director of the Company	$59	$59	$56
	$59	$59	$56

The amounts charged to the Company for the services provided have been determined by negotiation among the parties. These transactions were in the normal course of operations and were measured at the exchange value, which is the amount of consideration established and agreed to by the related party.

During the year ended 31 January 2011, the Company paid $59,000 (2010 - $59,000 and 2009 - $56,000) to Dr. Dreisinger for consulting fees primarily in connection with activities related to the processing / technical side of the NorthMet project and related expenses (the latter were supported by invoices and receipts). The consulting fees were based on a monthly fee of Canadian $5,500 plus general sales tax. Throughout the term of his engagement, Dr. Dreisinger has conducted in-person and telephonic meetings with Mr. William Murray, formerly the Company’s Executive Chairman and, before that, its President and Chief Executive Officer, and other members of management at which he provided both verbal and written updates on the status of test work and made recommendations for future activities. These meetings occurred approximately every two to three weeks for the past six years.

The agreement with Dr. Dreisinger was entered into at a time when the Company’s current business plans were being formulated and were month to month and oral in nature. The agreement was approved by Mr. William Murray. It was discussed with the Company’s board of directors who did not consider that a formal approval and written contract was necessary at that time. The Company believes that the contract was at terms at least as good as could be obtained from third parties.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2011, 2010 and 2009
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

11.	Income Taxes

The Company’s provision for income taxes differs from the amounts computed by applying the combined Canadian federal and provincial income tax rates (2011 – 28.5% and 2010 – 28.5%) to the net loss as a result of the following:

	2011	2010
Provision for recovery of taxes at statutory rates	$(2,075)	$(2,583)
Differences in foreign tax rates	(320)	(85)
Non-deductible loss on refinancing with Glencore	1,039	-
Non-deductible loss on warrant amendments	-	1,476
Other non-deductible items and other	2,545	(1,691)
Change in valuation allowance	(2,579)	2,883
Income tax (recovery)/charge	$(1,390)	$-

Future income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's future tax assets as at 31 January 2011 are as follows:

	2011	2010
Non-capital loss carry forwards	$16,278	$14,573
Unutilized exploration expenses	(3,556)	730
Capital assets	112	109
Total future income taxes	12,834	15,412
Less: valuation allowance	(12,834)	(15,412)

Net future income tax assets	$-	$-

The Company has income tax loss carry forwards of approximately $4.1 million in Canada, which may be used to reduce future income taxes otherwise payable and which expire in the years 2015 and 2026.

The Company has income tax loss carry forwards of approximately $40.1 million in the United States, which may be used to reduce future income taxes otherwise payable and which expire in the years 2019 to 2031. Virtually all of the unutilized exploration expenses are in the United States.

The tax benefit of the above noted tax assets have been offset by recognition of a valuation allowance in these financial statements.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2011, 2010 and 2009
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

12.	Segmented Information

The Company is in the permitting stage of developing its mineral properties in the U.S. and provides for its financing and administrative functions at the head office located in Canada. Segmented information on a geographic basis is as follows:

2011	Canada	U.S.	Consolidated
Segment operating loss	$5,747	$1,536	$7,283
Identifiable assets	$10,362	$134,670	$145,032

2010
Segment operating loss	$8,131	$892	$9,023
Identifiable assets	$21,391	$118,257	$139,648

2009
Segment operating loss	$4,963	$560	$5,523
Identifiable assets	$7,221	$94,378	$101,599

13.	Investment

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

As at 31 January 2009, the Company determined that the investment has had an additional other than temporary decline in value. This determination was based on, among other factors, a continued drop in market price for the investment company’s main product and a continued decline in the share price of the investment company. The fair value of the investment at 31 January 2009 was US$57,000. During the year, the Company recorded an additional investment losses totalling $1,365,000 due to declines in value.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2011, 2010 and 2009
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

14.	Contingent Liabilities and Commitments

a)

The Company has instituted a share bonus plan as part of its employment, management and consulting contracts for key directors, management and project personnel. This bonus plan adds incentive for key personnel to reach certain prescribed milestones required to reach commercial production at the NorthMet Project. As at 31 January 2011, the Company had received shareholder approval of the Bonus Shares for Milestones 1 – 4 and regulatory approval for Milestones 1, 2 and 3. Milestone 4 is subject to regulatory approval, which will be sought in 2011. To 31 January 2011, 5,240,000 shares have been issued for the achievement of Milestones 1, 2 and 3.

The summary of the share bonus plan is as follows:

	Bonus Shares
Milestone 1	1,590,000	issued
Milestone 2	1,300,000	(i) issued in May 2009
Milestone 3	2,350,000	issued
Milestone 4	3,640,000	(ii) and (iii)

(i)

Milestone 2 – Negotiation and completion of an off-take agreement with a senior metals producer for the purchase of nickel-hydroxide produced from the NorthMet Project, and / or an equity investment in the Company by such a producer or producers. The bonus shares allocated to Milestone 2 are valued at C$0.75. This milestone was deemed to have been achieved in May 2009 and therefore the Company issued the shares to certain directors and insiders and capitalized $714,000 to property plant and equipment.

(ii)	Milestone 4 – Commencement of commercial production at the NorthMet Project at a time when the Company has not less than 50% ownership.

(iii)

At the Annual General Meeting of shareholders of the Company, held on 17 June 2008, the disinterested shareholders approved the bonus shares for Milestone 4. The bonus shares allocated to Milestone 4 are valued at US$3.80, the Company’s closing trading price on 17 June 2008.

During the year ended 31 January 2011, the Company recorded a negative $89,000 related to Milestone 4 (2010 – positive $3,843,000; 2009 – positive $3,583,000), these amounts were capitalized to Mineral Property, Plant and Equipment. The current year reversal includes $1,682,000 representing the forfeiture of entitlement to bonus shares by individuals upon resignation or not continuing to stand as Directors of the Company.

The fair value of these unissued bonus shares is being amortized, over its expected life, until the estimated date of issuance.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2011, 2010 and 2009
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

c)

On 31 October 2006 the Company entered into an agreement with BNP Paribas Loan Services (“BNPP”) whereby BNPP advised and assisted PolyMet in all aspects of preparation for construction finance. As part of this agreement, BNPP was issued warrants to purchase 600,000 shares of the Company’s common stock at a price of US$4.00 per share at any time prior to 30 October 2010. The fair value of these warrants was $1,197,000. Further, upon delivering a bona fide offer of project financing, warrants to purchase an additional 500,000 shares of the Company at a price of US$4.00 per share at any time prior to 30 October 2010 would have vested. These warrants expired on 30 October 2010.

The Company decided to review alternatives for construction financing and decided not to renew its current agreement with BNPP which expired on 31 July 2010. As such, the $1,830,000, of which $1,197,000 was non-cash related to the fair value of warrants issued, recorded as a deferred financing cost asset has been written off to the consolidated statement of loss in the second quarter of this year. On 30 October, 2010 the warrants expired. As such, PolyMet recorded a future income tax charge of $171,000 to contributed surplus, which was offset on income tax recover by the application of tax losses carried forward.

d)

On 13 October 2008, the Company entered into a collateral pledge agreement wherein it pledged a used drill rig which it owned against amounts due to a supplier for rebuilding the drill rig. The drill rig has a book value of $3,420,000 and, as at 31 January 2011, the Company is paying the supplier $1,115,000 over time for work on the drill.

e)

On 31 October 2008, the Company entered into agreements with Glencore wherein Glencore will provide marketing services covering concentrates, metal, or intermediate products at prevailing market terms for at least the first five years of production.

f)

On 31 January 2011, the Company had outstanding commitments related to equipment, rent, consultants and the environmental review process of approximately $1,300,000 predominantly due over the next year. Subsequent to 31 January 2011, PolyMet entered into an agreement with the State of Minnesota’s Department of Natural Resources committing it to an additional $2,818,000 through 1 April 2012 with respect to the Supplemental Draft Environmental Impact Study.

g)	At 31 January 2011 the Company had non-binding commitments in 2011 and 2012 of $1.106 million to pay options to maintain its right to acquire certain lands that it will need at permitting. These lands include land that the Company expects to exchange with the USFS for surface rights at the mine site and land for wetland credits.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2011, 2010 and 2009
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

15.	Financial Instruments and Risk Management

Categories of financial assets and liabilities

Under Canadian GAAP, financial instruments are classified into one of the following five categories: held-for-trading; held to maturity investment; loans and receivables; available-for-sale financial assets, and other financial liabilities. The carrying values of the Company’s financial instruments are classified into the following categories:

	31 January	31 January
	2011	2010
Held-for-trading (1)	$10,361	$21,282
Available-for-sale	66	140
Loans and receivables	318	88
Other financial liabilities (2)	38,602	38,735

(1)	Includes cash and equivalents.
(2)	Includes accounts payable and accrued liabilities, convertible debt and long-term debt.

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

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2011, 2010 and 2009
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

15.	Financial Instruments and Risk Management - continued

As at 31 January 2011, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars:

	31 January	31 January
	2011	2010
Held-for-trading (1)	$554	$157
Available-for-sale	66	140
Loans and receivables	102	25
Other financial liabilities (2)	(192)	(302)

	$530	$20

(1)	Includes cash and equivalents.
(2)	Includes accounts payable and accrued liabilities.

Based on the above net exposures, as at 31 January 2011, a 10% change in the Canadian / United States exchange rate would impact the Company’s loss by $53,000.

Credit risk

Credit risk arises on cash and equivalents held with banks and financial institutions, as well as credit exposure on outstanding accounts receivable. The maximum exposure to credit risk is equal to the carrying value of the financial assets of $10,679,000.

The Company’s cash and equivalents are held through a large Canadian financial institution.

Liquidity risk

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash and equivalents. Additional information relating to liquidity risk and going concern is disclosed in Note 1.

Interest rate risk

Interest rate risk arises on cash and equivalents and long-term debt and fluctuations in the related interest rates. The Company has not hedged any of its interest rate risk.

As at 31 January 2011, the Company is exposed to interest rate risk through the following assets and liabilities:

	31 January	31 January
	2011	2010
Held-for-trading (1)	$10,361	$21,282
Other financial liabilities (2)	36,158	35,782

(1)	Includes cash and equivalents.
(2)	Represents long-term debt (Note 5) and convertible debt (Note 7).

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2011, 2010 and 2009
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

15.	Financial Instruments and Risk Management - continued

Investment risk

The Company’s investment in the common shares of a publicly traded Canadian mining company bears investment risk. The maximum exposure to investment risk is equal to the carrying value of the investment.

The Company's investment in the Project (Note 4) is also at risk since the Project is pledged in part as security to Cliffs and otherwise is pledged wholly as security to Glencore.

As at 31 January 2011, the Company is exposed to investment risk through the following assets:

	31 January	31 January
	2011	2010
Available-for-sale (1)	$66	$140

(1)	Includes investment.

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
For the years ended 31 January 2011, 2010 and 2009
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

15.	Financial Instruments and Risk Management - Continued

The fair values of the Company's financial assets, cash and equivalents, accounts receivables and advances, and investment approximate their carrying amounts, and are considered to be level 2 fair value hierarchy with observable inputs.

The fair values of the Company's accounts payable and accrued liabilities are below its carrying amount due to liquidity risk of the Company. Also, see Note 1. The fair value of the Company's long term debt and convertible debt approximate the carrying amounts.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2011, 2010 and 2009
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

Although the Company plans to have the resources to carry out its plans and operations through 31 January 2012 (Note 1), it does not currently have sufficient capital to meet its estimated project capital expenditure requirements and is currently in discussions to arrange sufficient capital to meet these requirements.

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

a)

Under Canadian GAAP, all of the elements of the convertible debt transaction are fair valued and then allocated book value on a pro-rated basis. The conversion feature on the debt is treated as equity. Under US GAAP the conversion feature is treated as debt. This resulted in a $250,000 difference between convertible debt and shareholders’ equity in the year ended 31 January 2011 (2010 - $250,000).

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2011, 2010 and 2009
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

16.	Differences Between Canadian and United States Generally Accepted Accounting Principles - Continued

The effects of the above difference in accounting principle on convertible debt and shareholders’ equity are as follows:

	2011	2010	2009
Convertible Debt – Canadian GAAP basis	$27,633	$25,253	$13,943
Convertible Debt – US GAAP basis	$27,883	$25,503	$14,193
Shareholders’ Equity – Canadian GAAP basis	$102,618	$97,567	$70,335
Shareholders’ Equity – US GAAP basis	$102,368	$97,317	$70,085

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
For the years ended 31 January 2011, 2010 and 2009
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

16.	Differences Between Canadian and United States Generally Accepted Accounting Principles - Continued

Consolidated Statements of Loss, Other Comprehensive Loss and Deficit
Cumulative from 1 February 2003 to 31 January 2011

Cumulative
from 1
February 2003
to 31 January
2011
(unaudited)
Pre-feasibility Costs	21,679
General and Administrative
Amortization	162
Asset retirement obligation accretion	1,948
Consulting fees	3,072
Exploration	193
Financing costs write-off	1,830
Investor relations and financing	1,380
Office and corporate wages	7,476
Professional fees	2,999
Shareholders’ information	1,480
Stock-based compensation	11,212
Transfer agent and filing fees	829
Travel	2,631
Warrant amendment	5,464
40,676
Other Expenses (Income)
Interest income, net	(1,886)
Loss (gain) on foreign exchange	(207)
Gain on sale of resource properties	(220)
Loss on refinancing of convertible debt	3,647
Loss on sale of property, plant and equipment	9
Loss on asset held for sale	520
Investment loss	2,415
Rental income	(625)
3,653
Cumulative Loss for the Period Before Tax	66,008
Tax recovery on warrant expiration	(1,390)
Cumulative Loss for the Period	64,618

Other Comprehensive Income
Unrealized loss on investment	6
Comprehensive Loss	64,624

Deficit Beginning of the Period	14,214
Deficit End of the Period	78,832

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2011, 2010 and 2009
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

16.	Differences Between Canadian and United States Generally Accepted Accounting Principles - Continued

Consolidated Statements of Changes in Shareholder’s Equity (unaudited)
Cumulative from 1 February 2003 to 31 January 2011

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
For the years ended 31 January 2011, 2010 and 2009
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

16.	Differences Between Canadian and United States Generally Accepted Accounting Principles - Continued

Consolidated Statements of Changes in Shareholder’s Equity (unaudited) (continued)
Cumulative from 1 February 2003 to 31 January 2011

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
For the years ended 31 January 2011, 2010 and 2009
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

16.	Differences Between Canadian and United States Generally Accepted Accounting Principles - Continued

Consolidated Statements of Changes in Shareholder’s Equity (unaudited) (continued)
Cumulative from 1 February 2003 to 31 January 2011

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
For the years ended 31 January 2011, 2010 and 2009
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

16.	Differences Between Canadian and United States Generally Accepted Accounting Principles - Continued

Consolidated Statements of Changes in Shareholder’s Equity (unaudited) (continued)
Cumulative from 1 February 2003 to 31 January 2011

					Accumulated
					Other
	Issue Price				Comprehensive
	Per Share	Shares	Amount	Contributed Surplus	Income	Deficit	Total
Balance – 31 January 2009 (brought forward)		137,303,875	105,312	27,299	-	(62,526)	70,085
Loss for the year	-	-	-	-	-	(9,023)	(9,023)
Other comprehensive income for the year	-	-	-	-	71	-	71
Shares and warrants issued:
Equity offering and issuance costs	2.60	9,433,962	24,501	-	-	-	24,501
Exercise of options	0.62	775,000	477	-	-	-	477
Fair value of stock options exercised	-	-	307	(307)	-	-	-
Exercise of warrants	2.94	167,954	494	-	-	-	494
Fair value of warrants exercised	-	-	254	(254)	-	-	-
Convertible debt – conversion factor	-	-	-	352	-	-	352
Milestones 2 and 4 Bonus Shares cost amortization	-	-	-	4,200	-	-	4,200
Amendment to previously issued warrants	-	-	-	4,920	-	-	4,920
Issuance of Milestone 2 Bonus Shares	0.55	1,300,000	721	(721)	-	-	-
Stock-based compensation	-	-	-	1,240	-	-	1,240
Balance – 31 January 2010		148,980,791	132,066	36,729	71	(71,549)	97,317
Loss for the period	-	-	-	-	-	(7,283)	(7,283)
Other comprehensive income for the period	-	-	-	-	(77)	-	(77)
Shares and warrants issued:
Equity offering and issuance costs	1.98	5,000,000	9,019	875	-	-	9,894
Exercise of options	0.96	845,000	808	-	-	-	808
Fair value of stock options exercised	-	-	480	(480)	-	-	-
Refinancing of convertible debt	-	-	-	3,125	-	-	3,125
Milestone 4 Bonus Shares cost amortization	-	-	-	(89)	-	-	(89)
Future income tax recovery	-	-	-	(1,390)	-	-	(1,390)
Stock-based compensation	-	-	-	63	-	-	63
Balance – 31 January 2011		154,825,791	142,373	38,833	(6)	(78,832)	102,368

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2011, 2010 and 2009
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

16.	Differences Between Canadian and United States Generally Accepted Accounting Principles - Continued

Consolidated Statements of Cash Flows
Cumulative from 1 February 2003 to 31 January 2011

Cumulative
from 1
February
2003 to 31
January
2011
(unaudited)
Operating Activities
Loss for the period	$(60,971)
Items not involving cash
Consulting fees and Office and Corporate wages	2,161
Amortization	162
Asset retirement obligation	1,948
Financing cost write-off	1,830
Future income tax recovery	(1,390)
Investment loss	2,415
Loss on asset held for sale	520
Stock-based compensation	11,212
Warrant amendment	5,464
Gain on sale of resource properties	(220)
Loss on sale of property, plant and equipment	9
Changes in non-cash working capital items
Accounts receivable and advances	(312)
Prepaid expenses	(636)
Accounts payable and accrued liabilities	377
Net cash used in operating activities	(37,431)

Financing Activities
Share capital - for cash	117,432
Long-term debt repayment	(7,900)
Convertible debt	24,277
Share subscriptions received	763
Deferred financing costs	(633)
Net cash provided by financing activities	133,939

Investing Activities
Purchase of investment	(2,495)
Proceeds on disposal of equipment	33
Proceeds on sale of resource property	220
Purchase of mineral property, plant and equipment	(83,908)
Net cash used in investing activities	(86,150)

Net Increase (Decrease) in Cash and Cash Equivalents Position	10,358
Cash and Cash Equivalents Position - Beginning of Period	3
Cash and Cash Equivalents Position - End of Period	$10,361

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2011, 2010 and 2009
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

16.	Differences Between Canadian and United States Generally Accepted Accounting Principles - Continued

Consolidated Schedules of Pre-Feasibility Costs
Cumulative from 1 February 2003 to 31 January 2011

Cumulative
from 1
February
2003 to 31
January
2011
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
For the years ended 31 January 2011, 2010 and 2009
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

16.	Differences Between Canadian and United States Generally Accepted Accounting Principles - Continued

(c) Mineral Rights

The total amount paid for mineral rights to 31 January 2011 was $1,925,000.

(d) Accounts Payable

The components of accounts payable and accrued liabilities as at 31 January are as follows:

	2011	2010

Operating payables	236	376
Project development payables	1,093	1,561
Equipment payables	1,115	1,016

Total	$2,444	$2,953

(e) Stock-Based Compensation

As at 31 January 2010, there were 1,855,000 unvested stock options with an average grant date fair value of $1.16 per option. As at 31 January 2011, there were 1,722,500 unvested stock options with an average grant date fair value of $1.20 per option. During the year ended 31 January 2011, 122,500 additional stock options vested.

The intrinsic value of a stock option is the difference between the current market price for PolyMet’s common shares and the exercise price of the option. At 31 January 2011, the aggregate intrinsic value of vested and unvested stock options, based on the 31 January 2011 closing price for PolyMet’s common shares of $2.05 was $(104,000).

The weighted average remaining contractual term of all stock options outstanding as at 31 January 2011 is 2.88 years. The weighted average remaining contractual term of all stock options vested as at 31 January 2011 was 2.69 years.

The unrecognized compensation cost for non-vested stock options at 31 January 2011 was $323,000. The weighted average period over which it is expected to be recognized is 2.28 years.

PolyMet records stock-based compensation expense as a separate line item in the Company’s consolidated statements of loss, other comprehensive loss and deficit. If stock-based compensation had been recorded on the same line as cash compensation for the individuals who received the stock options, a recovery of $119,000 for the year ended 31 January 2011, an expense of $915,000 for the year ended 31 January 2010, and an expense of $487,000 for the year ended 31 January 2009 would have been recorded under office and corporate wages expense.

The Company has estimated the expected life of incentive stock options to be 1.5 years based on historic option exercise patterns and the timeline for material developments in the past and anticipated in future.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2011, 2010 and 2009
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

16.	Differences Between Canadian and United States Generally Accepted Accounting Principles - Continued

f)	Recent U.S. Accounting Pronouncements

The Company transitioned to IFRS on 1 February 2011 and will no longer be required to prepare a reconciliation to US GAAP. Accordingly, PolyMet has not assessed the impact of adopting recent US accounting pronouncements with an application date of 1 February 2011 or beyond in the Company’s financial statements and disclosures.

ITEM 19. EXHIBITS
Exhibit		Footnote
No.	Description	Ref.
1.1	Certificate of Incorporation.	(2)
1.2	Certificate of Change of Name.	(2)
1.3	Articles of Incorporation of PolyMet Mining Corp.	(2)
4.1	Incentive Stock Option Plan.	(2)
4.2	Shareholder Rights Plan Agreement.	(2)
4.3	Contract for Deed between us and Cleveland Cliffs, Ohio, dated November 15, 2005.	(2)
4.4	Contract for Deed between us and Cleveland Cliffs, Ohio, dated December 20, 2006	(1)
4.5	Purchase Agreement between us and Glencore, dated October 31, 2008	(8)
4.6	Floating Rate Secured Debenture between us and Glencore, dated October 31, 2008	(8)
4.7	Parent Guarantee between PolyMet Mining Corp. and Glencore, dated October 31, 2008	(8)
4.8	Security Agreement between PolyMet Mining Corp. and Glencore, dated October 31, 2008	(8)
4.9	Security Agreement between Poly Met Mining, Inc. and Glencore, dated October 31, 2008	(8)
4.10	Pledge Agreement between us and Glencore, dated October 31, 2008	(8)
4.11	Exchange Warrant of PolyMet Mining Corp., dated October 31, 2008	(8)
4.12	Purchase Warrant of PolyMet Mining Corp., dated October 31, 2008	(8)
4.13	Amendment Letter number 11 to Purchase Agreement between us and Glencore	(9)
4.14	Amendment and Waiver between the Company, the Issuer and the Purchaser dated November 12, 2010	(10)
4.15	Form of Warrant dated November 12, 2010	(10)
4.16	Subscription Agreement dated November 12, 2010	(10)
4.17	Registration Rights Agreement dated November 12, 2010	(10)

6.1	2007 PolyMet Omnibus Share Compensation Plan	(7)
8.1	List of Subsidiaries.	(2)
11.1	Code of Ethics.	(3)
11.2	Statement of Corporate Governance Practices, including Audit Mandate and Charter.	(4)
12.1	Certification of Principal Executive Officer pursuant to 17 C.F.R. 240.13a-14(a).	*
12.2	Certification of Principal Financial Officer pursuant to 17 C.F.R. 240.13a-14(a).	*
13.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 17 C.F.R. 240.13a-14(b) and 18 U.S.C. 1350.	*
14.1	Amended and Restated Shareholder Rights Plan	(7)
15.1	Technical Report on NorthMet Project by P. Downey and Associates, dated July 2004	(5)
15.2	Subscription Agreement dated as of July 19, 2004, between us and certain investor(s).	(2)
15.3	Subscription Agreement dated as of February 11, 2005, between us and certain investor(s).	(2)
15.4	Subscription Agreement closing on August 29, 2005, between us and certain investor(s).	(2)
15.5	Subscription Agreement dated as of September 21, 2005, between us and certain investor(s).	(2)
15.6	Form of Canadian Subscription Agreement between us and certain investor (s).	(1)
15.7	Form of U.S. Subscription Agreement between us and certain investor(s).	(1)
15.8	Lease Agreement between us and U.S. Steel Corporation, dated January 4, 1989.	(2)
15.9	Notice of Assignment of the Lease Agreement from U.S. Steel Corporation to RGGS Land and Minerals, Ltd. L.P.	(2)
15.10	Nominating and Corporate Governance Committee Charter	(7)
15.11	Technical Report on NorthMet Project by P.J. Hunter C. Eng. CP dated October 2006	(6)
15.12	Consent of Independent Registered Public Accounting Firm	*
16.1	Audit Committee Charter	(7)
17.1	Executive employment agreement with Mr. William Murray dated July 1, 2007 and amended January 25, 2008	(7)
17.2	Executive employment agreement with Mr. Douglas Newby dated July 1, 2007	(7)
17.3	Executive employment agreement with Mr. Joseph Scipioni dated July 1, 2007	(7)
17.4	Employment agreement with Mr. Niall Moore dated May 6, 2007 and amended January 25, 2008	(7)

Footnote
Ref.	Description
*	Filed herewith.
(1)	Incorporated by reference to our Annual Report on Form 20-F/A for the fiscal year ended January 31, 2007, filed on May 31 2007.
(2)	Incorporated by reference to our Annual Report on Form 20-F/A for the fiscal year ended January 31, 2006, filed on July 31 2006.
(3)	Incorporated by reference to our Annual Report on Form 20-F/A for the fiscal year ended January 31, 2004, filed on July 7, 2005.
(4)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended January 31, 2005, filed on July 25, 2005.
(5)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended January 31, 2004, filed on June 30, 2004.
(6)	Incorporated by reference to our Report on Form 6-K, filed on November 13, 2006.
(7)	Incorporated by reference to our Annual Report on Form-20-F/A for the fiscal year ended January 31, 2008, filed on August 27, 2008.

(8)	Incorporated by reference to our Form 13-D relating to our Purchase Agreement filed on November 10, 2008.
(9)	Incorporated by reference to our Report on Form 6-K filed on November 23, 2009.
(10)	Incorporated by reference to our Report on Form 6-K filed on November 18, 2010.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this amended Annual Report on its behalf.

Dated: May 6, 2011

POLYMET MINING CORP.

/s/ Joseph Scipioni
Name:	Joseph Scipioni
Title:	Chief Executive Officer