Form 20-F/A
POLYMET MINING CORP
filed 2011-05-31
CIK 866028

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17[ ]Item 18 [ x ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).[ ]Yes[ x ]No

2

EXPLANATORY NOTE

We are filing this Amendment No. 1 to our Annual Report on Form 20-F for the fiscal year ended January 31, 2011 originally filed with the Securities and Exchange Commission on May 9, 2011 (the ‘Original 2011 Form 20-F) to correct an administrative error in the Independent Auditor’s Report to the audited financial statements included in the Original 2011 Form 20-F. We have added the name of the independent auditor to the Independent Auditors Report and included it in this Amendment No. 1.

We are including in the Amendment No.1 currently-dated certifications by our principal executive officer and our principal financial officer. Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any other item of the Original 2011 Form 20-F, or reflect any events that have occurred after the Original 2011 Form 20-F was originally filed.

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

(signed) PricewaterhouseCoopers LLP

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

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F, as amended by this Amendment No. 1 on Form 20-F/A, and has duly caused and authorized the undersigned to sign this amended Annual Report on its behalf.

Dated: May 27, 2011

POLYMET MINING CORP.

/s/ Joseph Scipioni
Name:	Joseph Scipioni
Title:	Chief Executive Officer