Form 20-F
period 2012-01-31
POLYMET MINING CORP
filed 2012-05-01
CIK 866028

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2012

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
c/o Poly Met Mining Inc.
444 Cedar Street, Suite 2060
St Paul, Minnesota 55101
Tel: 651-389-4105
Fax: 651- 846-5849
E-mail: dnewby@polymetmining.com
(Name, telephone, e-mail and/or facsimile number and address of Company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Common Shares, without par value
(Title of Class)

i

Name of each exchange on which registered

NYSE Amex
Toronto Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 174,738,124

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
Yes [   ]     No [   ]

As a foreign private issuer that prepares its financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), the Registrant is required to submit to the SEC and post on its corporate website Interactive Data Files (as defined by Item 11 of Regulation S-T) pursuant to Rule 405 of Regulation S-T.

However, it is the view of the SEC’s Division of Corporation Finance and Office of the Chief Accountant that the Registrant is not required to submit to the SEC and post on its corporate website Interactive Data Files until the SEC specifies on its website an IFRS taxonomy for use by foreign private issuers in preparing their Interactive Data Files.

As of the submission date of this Annual Report on Form 20-F, the SEC has not specified an IFRS taxonomy for the Registrant to use in preparing its Interactive Data Files.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer [ ]	Accelerated filer [X]	Non-accelerated filer [ ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued	Other [ ]
by the International Accounting Standards Board [X]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 [   ]     Item 18 [   ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)
[   ] Yes     [X]  No

Financial Statements:

SIGNATURES	68
CERTIFICATIONS	69

This Annual Report on Form 20-F (this “Annual Report”) contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements appear in a number of different places in this Annual Report and can be identified by words such as "expects", “anticipates”, "believes", "intends", "estimates", “potential”, “possible”, "projects", "plans", and similar expressions, or statements that events, conditions or results “will”, “may”, “could”, or “should” occur or be achieved or their negatives or other comparable words. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. The statements, including the statements contained in Item 3D “Risk Factors”, Item 4B “Business Overview”, Item 5 “Operating and Financial Review and Prospects” and Item 11 “Quantitative and Qualitative Disclosures About Market Risk”, are inherently subject to a variety of risks and uncertainties that could cause actual results, performance or achievements to differ significantly. Forward-looking statements include statements regarding the outlook for our future operations, plans and timing for our exploration and development programs, statements about future market conditions, supply and demand conditions, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact. Our actual results may differ materially from those in the forward-looking statements due to risks facing us or due to actual facts differing from the assumptions underlying our predictions. Some of these risks and assumptions include:

  completion of environmental review;
  obtaining permits on a timely bases;
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

All forward-looking statements included in this Annual Report are based on information available to us on the date of this Annual Report. We expressly disclaim any obligation to update publicly or otherwise these statements, whether as a result of new information, future events or otherwise except to the extent required by law, rule or regulation. You should not place undue reliance on forward-looking statements. You should carefully review the cautionary statements and risk factors contained in this and other documents that we file from time to time with the Securities and Exchange Commission (the “SEC”).

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not required.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3. KEY INFORMATION

A.           Selected Financial Data

The following selected financial information, as of and for the years ended January 31, 2012 and 2011 has been derived from our audited consolidated financial statements, which are included elsewhere in this Annual Report. The selected financial data as of and for the years ended January 31, 2010, 2009 and 2008 have been derived from our audited consolidated financial statements not included in this Annual Report. Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), effective with our transition to IFRS on February 1, 2010. Previously, our consolidated financial statements were prepared in accordance with Canadian Generally Accepted Accounting Principles (“CGAAP”). Material measurement differences between CGAAP and accounting principles in the United States applicable to us were described in our previous consolidated financial statements.

The following table summarizes certain selected financial information as at and for our fiscal years ended January 31, 2012, 2011, and opening balance sheet as at February 1, 2010 reported under IFRS. The selected financial data should be read in conjunction with the consolidated financial statements and related notes thereto and other information included elsewhere in the Annual Report.

Selected Financial Data – IFRS
($'000s, except loss per share and weighted average shares)

	Year	Year	Opening
	Ended	Ended	Balance
	1/31/12	1/31/11	Sheet
			2/1/10
Revenue	$–	$–
Income (loss) from Operations	$–	$–
Net Loss	$(3,045)	$(6,662)
Loss Per Share	$(0.02)	$(0.04)
Diluted Net Loss Per Share	$(0.02)	$(0.04)
Dividends Per Share	$–	$–
Weighted Average Shares	160,358,498	149,444,955
Working Capital	$16,375	$4,199	$16,313
Total Assets	$189,571	$156,736	$149,692
Long-Term and Convertible	$32,690	$29,406	$33,395
Debt

Shareholders’ Equity	$132,366	$102,417	$97,645

Share Capital including Share Capital Premium	$170,566	$143,248	$132,066

The following table summarizes certain selected financial information as at and for our fiscal years ended January 31, 2010, 2009 and 2008 as previously reported under CGAAP. The 2010 income statement information is presented in accordance with CGAAP and may not be appropriate as a comparative basis. The selected financial data should be read in conjunction with the consolidated financial statements and related notes thereto and other information included elsewhere in the Annual Report.

Selected Financial Data – CGAAP
($'000s, except loss per share and weighted average shares)

	Year	Year	Year
	Ended	Ended	Ended
	1/31/10	1/31/09	1/31/08
Revenue	$–	$–	$–
Income (loss) from Operations	$–	$–	$–
Net Loss	$(9,023)	$(5,523)	$(4,124)
Loss Per Share	$(0.06)	$(0.04)	$(0.03)
Diluted Net Loss Per Share	$(0.06)	$(0.04)	$(0.03)
Dividends Per Share	$–	$–	$–
Weighted Average Shares	139,456,827	137,187,927	133,697,572
Working Capital	$16,313	$3,582	$16,558
Total Assets	$139,648	$101,599	$88,485
Long-Term and Convertible Debt	$33,782	$24,006	$10,834

Shareholders’ Equity	$97,567	$70,335	$68,437

Share Capital	$132,066	$105,312	$104,615

Unless otherwise indicated, all monetary amounts in this Annual Report are expressed in United States dollars, our reporting currency.

B.           Capitalization and Indebtedness

Not Applicable

C.           Reasons for the Offer and Use of Proceeds

Not Applicable

D.           Risk Factors

Factors that could cause our actual results to differ materially from those described in the forward-looking statements contained in this Annual Report and other documents we file with the SEC.

RISKS RELATING TO OUR BUSINESS

We may experience delays, higher than expected costs, difficulties in obtaining environmental permits and other obstacles when implementing our capital expenditure projects.

We are investing heavily in various facets of our NorthMet Project, which comprises the NorthMet copper-nickel-precious metals ore body and the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota, USA (the "NorthMet Project"). The NorthMet Project is subject to a number of risks that may make it less successful than anticipated, including:

  delays or higher than expected costs completing the environmental review process necessary before construction and operating permits can be issued;

  delays in the issuance of permits after completion of the environmental review process;

  delays or higher than expected costs in obtaining the necessary equipment or services to build and operate the NorthMet Project, and adverse mining conditions may delay and hamper our ability to produce the expected quantities of minerals.

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

Federal legislation and implementing regulations adopted and administered by the U.S. Environmental Protection Agency ("EPA"), Army Corp of Engineers ("USACE"), Forest Service ("USFS"), Bureau of Land Management, Fish and Wildlife Service, Mine Safety and Health Administration, and other federal agencies, and legislation such as the Federal Clean Water Act, Clean Air Act, National Environmental Policy Act, Endangered Species Act, and Comprehensive Environmental Response, Compensation, and Liability Act, have a direct bearing on U.S. exploration, development and mining operations. Due to the uncertainties inherent in the permitting process, we cannot be certain that we will be able to obtain required approvals for proposed activities at any of our properties in a timely manner, or that our proposed activities will be allowed at all.

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

Prices of metals are determined by some of the following factors:

  global and regional supply and demand;

  political and economic conditions and production costs in major metals producing regions of the world;

  the strength of the United States dollar, and

  expectations for inflation.

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

We are dependent on our key personnel.

Our success depends on key members of our management. The loss of the services of one or more of such key management personnel could have a material adverse effect on us. Our ability to manage exploration and development activities, and hence our success, will depend in large part on the efforts of these individuals. We face intense competition for qualified personnel, and we cannot be certain that we will be able to attract and retain such personnel.

We may not be able to raise the funds necessary to develop our mineral properties. If we are unable to raise such additional funds, we will have to suspend or cease operations.

We will need to seek additional financing to complete development and construction of our NorthMet Project. Sources of such external financing include future equity offerings, advance payments by potential customers to secure long-term supply contracts, grants and low-cost debt from certain state financial institutions, and commercial debt secured by our NorthMet Project. If we cannot raise the money necessary to continue to explore and develop our property, we will have to suspend or cease operations.

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

We are subject to all the risks inherent to the mining industry, which may have an adverse affect on our business operations.

We are subject to all of the risks inherent in the mining industry, including:

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

Item 4.D of this Annual Report discusses our mineral resources in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). Resources are classified as “measured resources”, “indicated resources” and “inferred resources” under NI 43-101. However, U.S. investors are cautioned that the U.S. Securities and Exchange Commission ("SEC") does not recognize these resource classifications. There is no assurance that any of our mineral resources, not currently classified as mineral reserves, will be converted into mineral reserves under the disclosure standards of the SEC.

We have had no production history and we do not know if we will generate revenues in the future.

While we were incorporated in 1981, we have no history of producing minerals. We have not developed or operated any mines, and we have no operating history upon which an evaluation of our future success or failure can be made. We currently have no mining operations of any kind. Our ability to achieve and maintain profitable mining operations is dependent upon a number of factors, including our ability to successfully build and operate mines, processing plants and related infrastructure ourselves.

We may not successfully establish mining operations or profitably produce metals at any of our properties. As such, we do not know if we will ever generate revenues or profits.

We have a history of losses, which we expect will continue for the future. If we do not begin to generate revenues or find alternate sources of capital, we may either have to suspend or cease operations.

As a development stage company with no holdings in any producing mines, we continue to incur losses and expect to incur losses in the future. As of January 31, 2012, we had an accumulated deficit of $81.8 million. We may not be able to achieve or sustain profitability in the future. If we do not begin to generate revenues or find alternate sources of capital, we may either have to suspend or cease operations.

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

In addition, because mines have limited lives, we must periodically seek to replace and expand our reserves by acquiring new properties. Significant competition exists to acquire properties producing, or capable of producing, copper, nickel and other metals.

If we are unable to successfully manage these risks, our growth prospects and profitability may suffer.

We may be subject to risks relating to the global economy.

Recent market events and conditions, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions could impede our access to capital or increase the cost of capital. These unprecedented disruptions in the current credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies. These disruptions could, among other things, make it more difficult for us to obtain, or increase our cost of obtaining capital and financing for our operations. Our access to additional capital may not be available on terms acceptable to us or at all.

As a result of current global financial conditions, numerous financial institutions have gone into bankruptcy or have been rescued by government authorities. As such, we are subject to the risk of loss of our deposits with financial institutions that hold our cash.

RISKS RELATED TO THE OWNERSHIP OF OUR SHARES

We may experience volatility in our share price.

Our common shares are listed for trading on the Toronto Stock Exchange and on the NYSE Amex. Our shareholders may be unable to sell significant quantities of our common shares into the public trading markets without a significant reduction in the price of our shares, if at all. The market price of our common shares may be affected significantly by factors such as changes in our operating results, the availability of funds, fluctuations in the price of metals, the interest of investors, traders and others in development stage public companies such as us and general market conditions. In recent years the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small capitalization development companies similar to us, have experienced wide fluctuations, which have not necessarily been related to the operating performances, underlying asset values, or the future prospects of such companies. There can be no assurance that future fluctuations in the price of our shares will not occur.

A large number of shares will be eligible for future sale and may depress our share price.

Our shares that are eligible for future sale may have an adverse effect on the price of our common shares. As of January 31, 2012 there were 174,738,124 of our common shares outstanding. The average trading volume for the three months prior to January 31, 2012 was approximately 51,000 shares per day on the Toronto Stock Exchange and 232,000 shares per day on the NYSE Amex. Sales of substantial amounts of our common shares, or a perception that such sales could occur, and the existence of options or warrants to purchase common shares and debt convertible into common shares at prices that may be below the then current market price of our common shares, could adversely affect the market price of our common shares and could impair our ability to raise capital through the sale of our equity securities.

Your ownership interest, voting power and the market price of our common shares may decrease because we have issued, and may continue to issue, a substantial number of securities convertible or exercisable into our common shares.

We have issued common shares, options, restricted stock, restricted stock units, convertible debt and warrants to purchase our common shares to satisfy our obligations and fund our operations (see Item 5.A). Since we currently do not have a source of revenue, we will likely issue additional common shares, options, warrants or other securities exercisable for or convertible into our common shares to raise money for our continued operations or as non-cash incentives to our own and our subsidiaries' directors, officers, and key employees. If conversions of warrants and/or options into common shares or additional sales of equity occur, your ownership interest and voting power in us will be diluted and the market price of our common shares may decrease.

Under our 2007 Omnibus Share Compensation Plan, as amended and restated (the “Plan”), the aggregate number of our common shares that may be issuable pursuant to the Plan may not at any time exceed the greater of (i) 10% of our issued and outstanding common shares and (ii)18,592,888 common shares, representing 13.62% of our outstanding common shares at the time of the approval of the Plan, of which 3,967,500 common shares are reserved for issuance as awards other than options under our bonus share incentive plan (the "Bonus Plan") which we established for our directors and key employees. As of January 31, 2012 the aggregate number of common shares issuable pursuant to the Plan was 14,625,388 shares.

Upon any issuances or exercise of awards granted pursuant to the Plan being issued, the ownership interests and voting power of existing shareholders may be further diluted.

We have a Shareholders Rights Plan Agreement and certain employment and management contracts that contain provisions designed to discourage a change of control.

A Shareholders Rights Plan between us and our shareholders effective as of June 27, 2007, modified on June 17, 2008 and reapproved by shareholders on July 13, 2011 and certain employment and management agreements contain provisions that could discourage an acquisition or change of control without our board of directors’ approval. Under the Shareholders’ Rights Plan, if a shareholder individually or in concert with other shareholders acquires 20% or more of our outstanding common shares without complying with the Shareholders’ Rights Plan or without the approval of our board of directors, all holders of record will have a right to receive one common share for each common share owned. We have also entered into agreements with certain key employees and officers that contain severance provisions in the event of a take-over bid. The Shareholders’ Rights Plan and the preceding agreements may make it more difficult for a third party to acquire control of us, even if such a change of control is more beneficial to shareholders.

Because we believe that we will be classified as a passive foreign investment company (a “PFIC”), U.S. holders of our common shares may be subject to United States federal income tax consequences that are worse than those that would apply if we were not a PFIC.

Because we believe that we will be classified as a passive foreign investment company, U.S. holders of our common shares may be subject to United States federal income tax consequences that are worse than those that would apply if we were not a PFIC, such as ordinary income treatment plus a charge in lieu of interest upon a sale or disposition of our common shares even if the shares were held as a capital asset. See “Certain United States Federal Income Tax Consequences” at Item 10(E).

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

Increased Costs and Compliance Risks as a Result of Being a Public Company

Legal, accounting and other expenses associated with public company reporting requirements have increased significantly in the past few years. We anticipate that general and administrative costs associated with regulatory compliance will continue to increase as a result of governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as well as new rules implemented by the SEC, Canadian Securities Administrators and the TSX. We expect these rules and regulations to significantly increase our legal and financial compliance costs and to make some activities more time consuming and costly. There can be no assurance that we will continue to effectively meet all of the requirements of these regulations, including Sarbanes-Oxley Section 404 and Canadian National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings (“NI 52-109”). Any failure to effectively implement new or improved internal controls, or to resolve difficulties encountered in their implementation, could harm our operating results, cause us to fail to meet reporting obligations or result in management being required to give a qualified assessment of our internal controls over financial reporting or our independent registered public accounting firm providing an adverse opinion regarding management’s assessment. Any such result could cause investors to lose confidence in our reported financial information, which could have a material adverse effect on our share price. We also expect these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and it may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. If we fail to maintain the adequacy of our internal controls, our ability to provide accurate financial statements and comply with the requirements of the Sarbanes-Oxley Act and/or NI 52-109 could be impaired, which could cause our share price to decrease.

ITEM 4. INFORMATION ON THE COMPANY

A.           History and Development of the Company

PolyMet Mining Corp. was incorporated under the British Columbia Companies Act and continued under the Business Corporations Act (British Columbia) in British Columbia, Canada on March 4, 1981, under the name Fleck Resources Ltd., which we changed to PolyMet Mining Corp. on June 10, 1998.

Our principal executive office is situated at 390 – 3600 Lysander Lane, Richmond, B.C V7B 1C3, Canada. Our phone number is (604) 248-0939. Our registered and records office is located at our legal counsel’s offices situated at 2500 – 700 West Georgia Street, Vancouver, B.C. V7Y 1B3, Canada. Our operational headquarters are located at P.O. Box 475, 6500 County Road 666, Hoyt Lakes, Minnesota 55750-0475, United States.

We are a reporting issuer in the following Canadian provinces: Alberta, British Columbia, and Ontario. Our common shares have been listed on the Toronto Stock Exchange (TSX) since February 1, 2007 and on the TSX Venture Exchange (TSX-V) from April 13, 1984 to January 31, 2007 under the symbol "POM" and since June 26, 2006, our common shares have been listed on the NYSE Amex under the symbol “PLM”.

Our registrar and transfer agent is Computershare Investor Services Inc. of 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, Canada.

During the years ended January 31, 2012, 2011, and 2010 we made net investments of $16.137 million, $16.519 million, and $17.754 million, respectively to acquire property, advance the environmental review, and perform work following completion of the Definitive Feasibility Study (“DFS”) on our NorthMet Project.

All of these expenses were incurred at our NorthMet Project and were funded from the proceeds of equity and convertible debt financings. Since completion of the DFS in September 2006, these expenditures and the Erie Plant acquisition have been capitalized.

B.           Business Overview

We are a development stage company engaged in the exploration and development of natural resource properties. Currently our sole mineral property is the NorthMet Project.

In the years ended January 31, 2012, 2011, and 2010, we conducted exploration, development and acquisition activities only and did not conduct any operations that generated revenues. Thus, we rely principally on equity or debt convertible into equity financings to fund our projects and expenditures.

Since 2003, we have focused on commencing commercial production on our NorthMet Project. We have focused our efforts on four main areas:

Acquisition of the Erie Plant. The Erie Plant is a large processing facility and associated infrastructure located approximately six miles west of our NorthMet ore body. On November 15, 2005 and December 20, 2006 we entered into a total of three Contracts for Deed with Cliffs Erie LLC, a subsidiary of Cliffs Natural Resources Inc. (formerly Cleveland Cliffs, Inc.) (“Cliffs”), under which we now own a 100,000 ton-per-day crushing and milling facility, a railroad and railroad access rights connecting the Erie Plant to the NorthMet ore body, tailings facilities, 120 railcars, locomotive fueling and maintenance facilities, water rights and pipelines, large administrative offices on site and approximately 6,000 acres to the east and west of and contiguous to the existing tailing facilities.

Environmental and permitting. To commence commercial production at our NorthMet Project, various regulatory approvals are needed. In October 2005, the Minnesota Department of Natural Resources ("MDNR") published its Environmental Assessment Worksheet Decision Document establishing the MDNR as the lead state agency and the USACE as the lead federal agency (together the “Lead Agencies”) for preparation of an Environmental Impact Statement (“EIS”) for our NorthMet Project.

In November 2009, the Lead Agencies published the PolyMet Draft EIS, which marked the start of a period for public review and comment that ended on February 3, 2010. During this period, the Lead Agencies held two public meetings and received more than 3,700 submissions containing approximately 22,000 separate comments, including an extensive comment letter from the EPA in its role as reviewer of projects that could impact the environment.

On June 25, 2010 the Lead Agencies announced that they intended to complete the EIS process by preparing a SDEIS that incorporates a proposed land exchange with the USFS Superior National Forest and expands government agency cooperation. The USFS joined the USACE as a federal co-lead agency through the completion of the EIS process. In addition, the EPA has joined the effort as a cooperating agency. The MDNR remains the state co-lead agency.

On October 13, 2010 the USACE and the USFS published a Notice of Intent to complete the SDEIS, which will:

Supplement and supersede the Draft EIS and respond to concerns identified by the US EPA and other comments on the Draft EIS, and
Incorporate potential effects from the proposed land exchange between the USFS Superior National Forest and us.

Once the SDEIS is completed, it will be made available for public review prior to preparation of the Final EIS. Completion of the Final EIS and a subsequent Adequacy Decision by the MDNR and Record of Decision by the federal agencies are necessary before the land exchange can occur and various permits required to construct and operate the NorthMet Project can be issued.

Prior to receipt of these permits, we intend to secure production debt financing that would be available upon receipt of key permits, with construction slated to start upon availability of construction finance.

Engineering and feasibility. We retained Bateman Engineering Pty. of Brisbane, Australia (“Bateman”) as the coordinating consultant to prepare a DFS. In September 2006 we reported that the DFS confirmed the economic and technical viability of our NorthMet Project.

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

Financing and corporate development. Since 2003 we have raised approximately $145 million from equity private placement financings and the exercise of warrants issued as part of those financings. We have also issued $25 million initial principal debentures and have a loan of $4 million secured by land acquired with proceeds from the loan.

In October 2008, we entered into a strategic partnership with Glencore AG (“Glencore”) whereby Glencore agreed (i) to purchase up to $50 million of our floating rate secured debentures, of which $25 million has been issued, which are exchangeable into our common shares, and (ii) to purchase all of our production of concentrates, metal, or intermediate products on market terms at the time of delivery, for at least the first five years of production. We also appointed Stephen Rowland, a senior executive at Glencore, to our Board of Directors, and a senior technical representative of Glencore to join our Technical Steering Committee.

$7.5 million of the debentures were issued in October 2008, $7.5 million were issued in December 2008, $5.0 million were issued in June 2009, and $5 million were issued in August 2009. The final $25 million debentures were not issued and any commitments in connection with the final $25 million were cancelled in November 2010. We also issued to Glencore warrants to purchase 6.25 million of our common shares at any time prior to September 30, 2011 at $5.00 per share if exercised before the NorthMet Project entered into commercial production.

In November 2009, we entered into an agreement with Glencore whereby, in two installments, Glencore purchased $25 million of our common shares at $2.65 per share. The first installment of $10 million closed on November 23, 2009 and the second installment of $15 million closed on January 26, 2011. We also decreased the exercise price of the warrants issued in October 2008 to $3.00 per share.

In November 2010, we entered into a further agreement with Glencore whereby:

Glencore agreed to purchase 15 million of our common shares at $2.00 per share in three tranches over the subsequent two years.
Glencore agreed to extend the maturity date of the $25 million (initial principal) debentures issued to Glencore under the 2008 financing to September 30, 2012.
We agreed to cancel Glencore's commitment to purchase and our commitment to issue $25 million debentures that had not been issued under the October 2008 agreement and to cancel the warrants issued as part of the October 2008 agreement and amended in the November 2009 agreement.
We issued warrants to purchase 3 million of our common shares at $2.00 per share at any time until December 31, 2015.

On January 17, 2011 and July 15, 2011 Glencore funded the first and second $10 million tranches of the November 2010 financing agreement and we issued a total of 10 million of our common shares to Glencore. The final $10 million will be funded and we will issue an additional 5 million common shares to Glencore no later than October 15, 2012.

In December 2011, we entered into a further agreement with Glencore whereby:

Glencore agreed to purchase 13.333 million common shares at $1.50 per share.
We issued warrants to purchase 2.6 million of our common shares at $1.50 per share at any time until December 31, 2015, subject to mandatory exercise if the 20-day volume weighted average price ("VWAP") of our common shares is equal to or greater than 150% of the exercise price and we provide notice to Glencore that we have received permits necessary to start construction of the North Met Project and availability of senior construction finance, in a form reasonably acceptable to Glencore.
Glencore agreed to extend the maturity date of the $25 million initial principal debentures issued to Glencore under the October 2008 transaction to the earlier of i) PolyMet giving Glencore 10 days notice that PolyMet has received permits necessary to start construction of the NorthMet project and availability of senior construction finance, in a form reasonably acceptable to Glencore, and ii) September 30, 2014.
We amended the terms of the warrants issued in November 2010 to decrease the exercise price from $2.00 per share to $1.50 per share and to provide for mandatory exercise of the warrants if the 20-day VWAP of our shares is equal to or greater than 150% the exercise price and we provide notice to Glencore that we have received permits necessary to start construction of the North Met Project and availability of senior construction finance, in a form reasonably acceptable to Glencore.

On June 18, 2011 we closed a loan from the Iron Range Resources and Rehabilitation Board (“IRRRB”), an economic development agency with no regulatory oversight for mine permitting activities. The loan is secured by land acquired with the proceeds of the loan, carries a fixed interest rate of 5% per annum, compounded annually if not paid, and is repayable on the earlier of June 30, 2016 or the date which the related land is exchanged with the USFS. PolyMet issued warrants giving the IRRRB the right to purchase up to 400,000 shares of our common shares at $2.50 per share at any time until the earlier of June 30, 2016 and one year after permits are received.

C.           Organizational Structure

Poly Met Mining, Inc., incorporated in Minnesota, USA on February 16, 1989, is our only material, wholly owned operating subsidiary.

D.           Property, Plant and Equipment

Property - NorthMet Project, Minnesota, USA

Our primary mineral property is the NorthMet Project, which comprises the NorthMet copper-nickel-precious metals ore body and the nearby Erie Plant facilities.

In the years ended January 31, 2012, 2011, and 2010, we conducted exploration, development and acquisition activities only and did not conduct any operations.

(a)           History

The NorthMet ore body is located immediately south of the eastern end of the historic Mesabi Iron Range in northeastern Minnesota. Mining in the Iron Range dates back to the 1880’s when high grade iron ore known as hematite was first mined commercially. During the 1940’s and 1950’s, with reserves of hematite dwindling, the iron industry began to focus on taconite, a lower-grade iron ore. Eight large crushing, grinding, milling and pelletizing facilities were built by various iron and steel companies to process the taconite, including the Erie Plant that we acquired in November 2005.

In the 1940s, copper and nickel were discovered nearby, following which, in the 1960s, United States Steel Corporation (“US Steel”) drilled what is now our NorthMet ore body. US Steel investigated the deposit as a high-grade, underground copper-nickel resource, but considered it to be uneconomic based on its inability to produce separate, clean nickel and copper concentrates with the metallurgical processes available at that time. In addition, prior to the development of the autocatalyst market in the 1970s, there was little market for platinum group metals (PGMs) and there was no economic and reliable method to assay for low grades of these metals.

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

In July 2000, we entered into a joint venture arrangement with North Limited (“North”), a major Australian mining company, to advance the NorthMet project (which did not include the Erie Plant at that time) to commercial production. Under the joint venture arrangement, North had the opportunity to earn an 87.5% interest in the NorthMet project by producing a feasibility study and funding 100% of the total capital costs to develop the project.

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

By a Memorandum of Understanding dated December 5, 2003 and an option agreement dated February 14, 2004, we obtained an option (the “Cliffs Option”) to acquire certain property, plant, and equipment located near our NorthMet ore body from Cliffs. As consideration for the Cliffs Option, we paid $500,000 prior to January 31, 2004 and issued to Cliffs 1,000,000 of our common shares on March 30, 2004, valued at $229,320 to maintain our exclusive rights until June 30, 2006. On September 15, 2005 we reached agreement with Cliffs on the terms for the early exercise of our option and expansion of the assets to be acquired to include 100% ownership of the Erie Plant (the “Asset Purchase Agreement”). Under this agreement we agreed to pay Cliffs $1 million in cash, 6.2 million of our common shares, and commence quarterly payments of $250,000 starting on March 31, 2006 for a total of $2.4 million plus interest at 4% per annum on the outstanding balance. The final payment was made on June 30, 2008.

On November 15, 2005, we consummated the Asset Purchase Agreement and completed the acquisition thereunder.

On September 14, 2006, we entered into an agreement through two separate contracts for deed with Cliffs whereby we would acquire property and associated rights (“Cliffs II.”) We closed the transaction on December 20, 2006.

The Erie Plant facility includes land, crushing and milling equipment, extensive spare parts, plant site buildings, real estate, tailings impoundments and workshops, access to extensive mining infrastructure, a railroad connection to the site of the NorthMet ore body, a 120-railcar fleet, locomotive fueling and maintenance facilities, water rights and pipelines, large administrative offices on site and approximately 6,000 acres to the east and west of and contiguous to our existing tailings facilities.

The purchase price for Cliffs II consisted of 2 million of our common shares valued at $6.16 million and $15 million in cash to be issued and paid in three tranches, comprising:

  $1 million in cash, paid at closing;

  $7 million in cash payable in quarterly installments of $250,000 commencing December 31, 2006. Interest on the outstanding amount was payable quarterly from December 31, 2006 at the Wall Street Journal Prime Rate, and

  $7 million in cash payable in quarterly installments of $250,000 commencing on December 31, 2009 with a balloon payment of any unpaid balance due on December 31, 2011. Interest began to accrue on the outstanding amount beginning on December 31, 2009 and was payable quarterly at the Wall Street Journal Prime Rate.

We also assumed certain liabilities associated with the property.

We repaid the outstanding balance of the two $7 million notes plus accrued interest on December 21, 2011 and therefore, as of January 31, 2012 we have no further obligations to Cliffs other than the assumed environmental liabilities.

Since inception, we have a cumulative deficit of $81.8 million, much of which has been incurred directly and indirectly in connection with our NorthMet Project. These expenditures supported drilling, sampling, assaying, environmental, metallurgical testing, and the pre-feasibility studies.

The following diagram illustrates the location of the NorthMet Project.

Figure No. 1
NorthMet Project Map

(b)           Location / Access / Climate

The NorthMet Project covers a total of approximately 16,700 acres or 25.9 square miles comprising two areas: the NorthMet mine site totaling approximately 4,300 acres or 6.5 square miles of leased mineral rights and the Erie Plant site totaling approximately 12,400 acres or 19.4 square miles of freehold land located approximately six miles west of the mine site. The property is located in St. Louis County in the Mesabi Range District about 60 miles north of Duluth, Minnesota. The NorthMet Project is easily accessible via state and county roads. The surfaced County Highway 666 links the plant to the town of Hoyt Lakes, itself approximately 25 miles east of Virginia, Minnesota which is located on State Highway 53. The mine site is accessible by an all-season gravel road from the plant site and a private railroad crosses the property immediately south of the deposit and runs to the plant site. The plant site is serviced by commercial railroad which connects into the US national and Trans-Canadian railroad systems, as well as a private railroad providing access to port facilities located on Lake Superior. Three high-voltage power lines owned by Minnesota Power supply the plant site and there is ready access to industrial electric power at the mine site.

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

(c)           Claims and ownership

                 (i)           NorthMet Leases

Pursuant to two lease agreements, we lease certain lands covering 4,282 acres or 6.5 square miles located in St. Louis County, Minnesota, known as the NorthMet Project:

  Pursuant to an agreement dated January 4, 1989, subsequently amended and assigned, we lease 4,162 acres from RGGS Land & Minerals Ltd., L.P (“RGGS”). During the year ended January 31, 2005, US Steel assigned the lease to RGGS. The initial term of the renewable lease was 20 years and called for total lease payments of $1.450 million. We can indefinitely extend the 20-year term by continuing to make $150,000 annual lease payments on each successive anniversary date. All lease payments have been paid or accrued to January 31, 2012.

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

                 (ii)           The Erie Plant

The Erie Plant
As set forth under the Asset Purchase Agreement, we have assumed certain ongoing site-related environmental and reclamation obligations of Cliffs in connection with the Erie Plant. Once we obtain our permit to mine and Cliffs is released from its obligations by certain state agencies, we will be directly obligated to comply with applicable environmental and reclamation obligations. Prior to Cliffs' acquisition of the plant from LTV Steel and prior to our acquisition of the plant from Cliffs, both Cliffs and ourselves undertook environmental assessments and concluded that there were no material liabilities other than the ultimate closure and reclamation of the site. Until operating permits are granted to us, Cliffs remains the “Regulated Party” for such obligations although, as part of the Asset Purchase Agreement, we have indemnified Cliffs for such costs.

The Erie Plant comprises a large crushing, grinding and milling facility that was built by a consortium of steel companies in the mid-1950s and processed low grade iron ore known as taconite that was transported to the facility by railroad from nearby mines. In the mid-1980’s, the consortium was consolidated into a single owner – LTV Steel. Pickands-Mather and its successor Cliffs operated the plant on behalf of the owners, processing approximately 100,000 tons per day of taconite ore. The plant was shut down in 2001 when LTV Steel filed for bankruptcy protection. Since then it has been maintained initially by Cliffs and, since November 15, 2005, by us. The plant did not operate during the 12 months ended January 31, 2012.

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

On April 6, 2010 Cliffs entered a consent decree with the Minnesota Pollution Control Agency (MPCA) under which it is obligated to proceed with both short and long-term mitigation of the alleged violations. As the indemnifying party, we are working closely with Cliffs on fulfillment of Cliff’s obligations under the consent decree. In 2010, Cliffs submitted short-term mitigation plans, which we participated in preparing. Field study activities were completed in 2010 and 2011 and short-term mitigations were initiated in 2011 as outlined in the plans. Long Term Mitigation Plans were submitted to the MPCA in April of 2012. The MPCA is expected to review and respond to those plans by mid 2012.

As of January 31, 2012 we estimate the total indemnification liability (including the additional liabilities associated with the consent decree) to be approximately $25.8 million and, based on the expected timing of such payments, our cost of capital, and anticipated inflation rates, we made a provision of $22.8 million in our financial statements at that date under IFRS.

This is our best estimate of the future liability. However, there is substantial uncertainty related to the cost of implementation of the Long Term Mitigation Plan related to uncertainty about applicable water quality standards, the engineering scope and cost of mitigation required to meet those standards, and responsibility for the financial liability. Outcomes that are unfavorable to us could result in material additional liability.

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

In November 2009, the Lead Agencies published the PolyMet Draft EIS with formal notification of publication in the Minnesota Environmental Quality Board (“EQB”) Monitor and the Federal Register, which started a 90-day period for public review and comment, which ended on February 3, 2010. During this period, the lead Agencies held two public meetings – one in the town of Aurora, MN near the project location and one in Blaine, MN in the metropolitan Minneapolis-St. Paul area.

The Lead Agencies received more than 3,700 submissions containing approximately 22,000 separate comments, including an extensive comment letter from the EPA in its role as reviewer of projects that could impact the environment.

On June 25, 2010 the Lead Agencies announced that they intended to complete the EIS process by preparing a Supplemental Draft EIS ("SDEIS) that incorporates a land exchange proposed with the USFS Superior National Forest land exchange and expands government agency cooperation. The USFS joined the USACE as a federal co-lead agency through the completion of the EIS process. In addition, the EPA has joined the effort as a cooperating agency. The MDNR remains the state co-lead agency.

On October 13, 2010 the USACE and the USFS published a Notice of Intent to complete the SDEIS, which will:

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

On February 1, 2012 we reported continued progress toward completion of the SDEIS. ERM, the Lead Agencies' environmental consultant, has completed a significant amount of work on the document, which will comprise nine chapters. The first four chapters, comprising over 400 pages and including more than 100 figures, have been drafted and are being reviewed by the Lead Agencies.

Other important milestones achieved as at February 1, 2012 include:

  Approval of air emission estimates.
  Approval of cumulative visibility, acid deposition, and fiber impact evaluation reports.
  Completion of geotechnical stability modeling with results now under review.
  Completion of direct wetland impact evaluation and wetland mitigation plans, which are now under review.
  Completion of hazardous materials assessment; threatened, endangered and sensitive species analysis; assessments of wildlife and heritage resources; and wetland/floodplain analysis reports for the lands involved in the land exchange, which have been delivered to the USFS for review.
  Delivery by us of updated project documents including the detailed project description, mine plan, reclamation and waste disposal plans, and extensive data packages.

As SDEIS preparation moves into the final stages, the Lead Agencies have completed a detailed assessment of tasks outstanding and the timeline. The key task is completion of detailed environmental modeling, including quality assurance/quality control plans as well as generation, verification, review, and documentation of modeling input data and model assumptions.

Once all aspects of modeling have been completed, the results will be incorporated into a preliminary SDEIS that will be available for review by the Cooperating Agencies (including the EPA). Comments from the Cooperating Agencies will be incorporated as appropriate, which will then be published for public review and comment. A final EIS will incorporate comments, after which a subsequent Adequacy Decision by the MDNR and Record of Decision by the federal co-lead agencies are necessary before the land exchange can occur and various permits required to construct and operate the project can be issued.

A number of permits will need to be issued by the MDNR, the MPCA and the USACE before construction can begin - the major permits are:

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
  Air Emissions Permit

As of January 31, 2012, we had spent approximately $40.3 million on environmental review and permitting activities comprising $6.5 million expensed prior to October 2006 and $33.8 million since October 2006.

(e)           History of Exploration

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

This section uses the terms ”measured resources”, ”indicated resources”, and ”inferred resources”. We advise United States investors that while these terms are recognized and required by Canadian regulations (under NI-43-101), the SEC does not recognize them. United States investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted to reserves. In addition, “inferred resources” have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian Rules, estimates of Inferred Mineral Resources may not form the basis of Feasibility or Pre-Feasibility Studies, or economic studies except for a Preliminary Assessment as defined under NI 43-101. United States investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

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

Prospectors first discovered copper and nickel near Ely, Minnesota about 20 miles north of NorthMet in the 1940s. Subsequently, the Bear Creek Mining Company conducted a regional exploration program resulting in the discovery of the Babbitt deposit (northeast of NorthMet). US Steel began an exploration program in the Duluth Complex in the late 1960’s and over the next few years drilled 112 core holes into the NorthMet property (then called Dunka Road) to an average depth of 1,200 feet. In 1991, Nerco drilled an additional 2 shallow holes.

From 1998 through a winter drill program in 2006/7, we have conducted a series of drilling programs totaling 243 holes for approximately 146,000 feet of core and reverse circulation drilling. These holes, combined with recompilation of all prior work, for a total of 357 diamond and reverse circulation holes aggregating to approximately 280,000 feet, were the basis of our most recent resource and reserve estimates. Since the summer of 2007 we have drilled an additional 80 shallow holes totaling 26,000 feet, which were not incorporated into our 2007 Technical Report under NI 43-101. Total drilling is 437 holes to an average depth of 700 feet.

Mineral Resources and Reserves

Within the overall mineralized envelope defined by these exploration programs, the DFS defined measured and indicated mineral resources above the 500-foot elevation (approximately 1,120 feet below surface.) On August 9, 2007 we reported that measured and indicated mineral resources at the NorthMet Project had increased by 51% to 638 million short tons from the 422 million short tons reported in the DFS. The revised mineral resource estimates are based on the same cut-off grades used in the DFS – namely a Net Metal Value (“NMV”) of $7.42 per ton, reflecting mine planning at a copper price of $1.25 per pound and a nickel price of $5.60 per pound – see notes to the following table.

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

Updated Mineral Resources compared with DFS

1.

Mineral resources have been calculated using the following metal prices: Copper - $1.25/lb, Nickel - $5.60 per pound, Cobalt - $15.25 per pound, Palladium - $210 per ounce, Platinum - $800 per ounce and Gold - $400 per ounce.

2.

The NMV is calculated by summing the product of the grade of each metal, the metal price (in the same units) used in resource modeling, the expected metal recovery, and the expected payment terms as set out in the DFS.

The resource estimate update was completed by a team from the Toronto office of Wardrop Engineering working closely with PolyMet’s chief geologist, at the time, Richard Patelke. A NI 43-101 compliant report describing this increase was issued in September 2007 and has been filed on PolyMet’s website (www.polymetmining.com) and on SEDAR at www.sedar.com. Pierre Desautels of Wardrop and Richard Patelke of PolyMet are the Qualified Persons for this report.

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

(g)           Development Plans

Our development plans were set out in our DFS prepared by Bateman in September 2006. This contemplated the development of a new open pit mine at our NorthMet ore body, using rail infrastructure we acquired as part of Cliffs II to transport approximately 32,000 tons of ore per day from the mine site to our Erie Plant, where we would use our existing facilities to crush and mill the rock. The finely ground material would then pass to a new flotation circuit with waste material sent to existing waste tailings facilities and the concentrate being passed to a new hydrometallurgical plant that we plan to build at the Erie Plant site.

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

DFS Update

On May 20, 2008 we reported revised plans and cost estimates for construction and operating costs. These revised plans included:

  the sale of concentrate during the construction and commissioning of new metallurgical facilities resulting in a shorter pre-production construction period and reduced capital costs prior to first revenues ($312 million versus $380 million) despite the inclusion of an estimated $65 million of additional measures to protect the environment;
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

The changes reflect continued metallurgical process and other project improvements as well as improved environmental controls that are being incorporated into the SDEIS. The analysis is based on likely metal market conditions. The advantages, compared with the earlier plan, include a better return on capital investment, reduced financial risk, lower energy consumption, and reduced waste disposal and emissions at site.

Approximately $127 million of the total $602 million in total capital costs, and of the $290 million capital costs for the larger scale metallurgical facilities described in the 2008 DFS Update was attributed to the second autoclave and the copper circuit.

We plan to provide a detailed project update when the project development plans now being analyzed in the SDEIS are finalized. This detailed project update will include revised mine plans, process and project improvements, and will incorporate the latest environmental controls.

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

The economic analysis is based on SEC-reserve standards using prices at the time, namely the three-year trailing average at April 30, 2008. This price deck is: copper - $2.90/lb, nickel - $12.20/lb, cobalt - $23.50/lb, palladium - $320/oz, platinum - $1,230/oz, and gold - $635/oz. While these prices are somewhat higher than those used on the economic analysis in the DFS, the price are slightly below the three-year average at the end of our fiscal 2009 year, namely: copper - $3.13/lb, nickel - $12.45/lb, cobalt - $27.34/lb, palladium - $342/oz, platinum - $1,343/oz, and gold - $733/oz.

The DFS Update prices translate into copper cash costs of $1.05 per pound using a co-product basis to calculate costs, compared with the DFS estimate of $0.81 per pound. Taking revenues from the other metals as a deduction against costs, the co-product basis shows a cost of $(0.28) per pound compared with $0.06 per pound in the DFS.

We plan to further update the DFS during the course of our current fiscal year to reflect all project changes that are being incorporated into the SDEIS.

Economic Summary - May 2008 DFS Update Highlights

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

(a)           Operating Results

This discussion and analysis should be read in conjunction with our consolidated financial statements. Our functional currency is the United States dollar and our financial statements are prepared in accordance with IFRS as issued by the IASB, effective with the Company’s transition to IFRS on February 1, 2011. Previously, the Company’s consolidated financial statements were prepared in accordance with CGAAP. Fiscal 2010 income statement information is presented in accordance with CGAAP and may not be appropriate as a comparative basis. Material measurement differences between CGAAP and accounting principles in the United States, applicable to the Company, were described in the Company’s previous consolidated financial statements.

Summary of Events During the Fiscal Year Ended January 31, 2012

During the year ended January 31, 2012, and through the date of the filing of this Annual Report, we continued to advance our NorthMet Project including the activities noted below.

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

Previous plans included a second autoclave and a copper solvent extraction/electro-wining (“SX-EW”) circuit to produce copper metal along with value added nickel-cobalt hydroxide and precious metals precipitate products. The changes reflect continued metallurgical process and other project improvements as well as improved environmental controls that are being incorporated into the SDEIS. The advantages, compared with the earlier plan, include a better return on capital investment, reduced financial risk, lower energy consumption, and reduced waste disposal and emissions at site. Approximately $127 million of the total $602 million capital costs estimated in the May 2008 DFS Update will not be incurred in this revised plan.

On March 10, 2011 we appointed Alan R. (Al) Hodnik and Michael M. (Mike) Sill to our Board of Directors.

On April 15, 2011 we reported that the Company and the Lead Agencies expect to finalize detailed work plans for the SDEIS by May 2011. The detailed project, which includes the simplified metallurgical process and reduction in capital costs that we announced on February 2, 2011, will then be modeled to predict environmental impacts of the project. The third party contractor hired by the lead agencies will then prepare a preliminary supplemental draft Environmental Impact Statement, which will be reviewed by the Lead Agencies, cooperating agencies (including the US Environmental Protection Agency and tribal governments) and ourselves. Once that review process has been completed, the SDEIS will be finalized for publication and public comment.

On April 15, 2011 the Board of the Iron Range Resources and Rehabilitation Board (“IRRRB”) reapproved a secured loan to our subsidiary, Poly Met Mining, Inc. of up to $4 million. The loan closed on June 28, 2011, is secured by the land acquired, carries a fixed interest rate of 5% per annum, compounded annually if not paid, and is repayable on the earlier of June 30, 2016 or the date which the related land is exchanged with the USFS. PolyMet issued warrants giving the IRRRB the right to purchase up to 400,000 of our shares at $2.50 per share at any time until the earlier of June 30, 2016 and one year after permits are received.

On July 15, 2011 the Company sold to Glencore 5 million common shares at $2.00 per share pursuant to the November 2010 private placement agreement. In a separate transaction, Glencore acquired 9.2 million of our common shares from Cliffs, representing that company's entire holding of our common shares.

On September 19, 2011 we reported that completion of the SDEIS was taking longer than had been anticipated due to the time the Lead Agencies were spending receiving and considering input from Cooperating Agencies during the planning process, an important step in producing an adequate and defensible SDEIS. In addition, some time was lost because of the Minnesota state government shutdown in July.

We also announced that the Governor of Minnesota had announced important strengthening of the state's management of the environmental review and permitting process for mining projects, comprising two elements: creation of a Mining Coordinator position to oversee and coordinate the environmental review and permitting process for mining projects, and creation of a Mining Sub-Cabinet comprised of the Commissioners of the DNR, the MPCA, the Department of Employment and Economic Development ("DEED"), and the IRRRB.

On December 6, 2011 we sold to Glencore 13,333,333 common shares at $1.50 per share and issued warrants to purchase 2,600,000 of our common shares at $1.50 per share at any time until December 31, 2015, subject to mandatory exercise if the 20-day volume weighted average price of our shares is equal to or greater than 150% the exercise price and we provide notice to Glencore that we have received permits necessary to start construction of the North Met Project and availability of senior construction finance, in a form reasonably acceptable to Glencore. Approximately $7.0 million was used to repay all outstanding notes payable to Cliffs.

On December 6, 2011 the Company and Glencore also amended some of the existing financing agreements comprising:

  The maturity date of the Tranche A-D debentures (collectively, the "Issued Debentures") was extended from September 30, 2012 to the earlier of i) us giving Glencore 10 days notice that we have received permits necessary to start construction of the NorthMet project and availability of senior construction finance, in a form reasonably acceptable to Glencore (the "Early Maturity Event"), and ii) September 30, 2014.
  Upon occurrence of the Early Maturity Event, the initial principal and capitalized interest will be exchanged into common shares of PolyMet at $1.50 per share. The Issued Debentures were issued in four tranches (Tranches A-D) between October 2008 and September 2009.
  The warrants issued to Glencore in November 2010 (the "2010 Warrants") have been amended such that Glencore has the right to purchase 3 million of our common shares at $1.50 per share at any time until December 31, 2015, subject to mandatory exercise if the 20-day volume weighted average price of our shares is equal to or greater than 150% the exercise price and we provide notice to Glencore that we have received permits necessary to start construction of the NorthMet Project and availability of senior construction finance, in a form reasonably acceptable to Glencore.

The final tranche of the 2010 private placement, comprising the sale of 5 million common shares at $2.00 per share no later than October 15, 2012 is unaffected by the amendments to the financing agreements, as are the off take and marketing agreements whereby Glencore will market all of PolyMet's products for a minimum of five years from the start of commercial production at NorthMet.

Summary of Operating Results

As of January 31, 2012, we operated in one segment, the exploration and development of the base and precious metals at our NorthMet Project. Head office comprises general and administrative costs, share based compensation expense, financing expenses, foreign exchange interest income, assets, purchase of property, plant and equipment and amortization reported by the Canadian head office. 2010 operating loss information is presented in accordance with CGAAP and may not be appropriate as a comparative basis.

	NorthMet	Head Office	Consolidated
	Project	($000’s)	($000’s)
2012	($000’s)

Segment operating loss	$1,025	$2,020	$3,045

Identifiable assets	$173,336	$16,235	$189,571

2011

Segment operating loss	$1,631	$5,031	$6,662

Identifiable assets	$147,726	$9,010	$156,736

2010

Segment operating loss	$892	$8,131	$9,023

Identifiable assets	$118,257	$21,391	$139,648

On November 12, 2010, we announced that we had renegotiated our debenture financing with Glencore. The agreed amendments to the debenture financing are as follows:

  The maturity date, and therefore accounting for accretion, of the Issued Debentures was extended from September 30, 2011 to September 30, 2012. The Issued Debentures were issued in four tranches between October 2008 and September 2009. The total initial principal of the Issued Debentures is $25 million with $4.018 million of accrued interest as of January 31, 2012. The amended Issued Debentures were exchangeable into our common shares at $4.00 per share.
  Cancellation of Glencore’s commitment to purchase, and our commitment to issue, $25 million of Tranche E Debentures which were to be issued upon publication of the Final Environmental Impact Statement, receipt of a term sheet for construction financing, and other customary conditions.
  Cancellation of warrants to purchase 6.25 million of our common shares issued in October 2008 and amended in November 2009.
  Issuance of warrants to purchase 3 million of our common shares at $2.00 at any time until December 31, 2015.

On November 12, 2010, we announced that we had entered into a definitive agreement with Glencore to sell in a private placement 15 million common shares at $2.00 per share for gross proceeds of $30 million, before deducting estimated offering expenses. Completion of the sale of these shares and funding are expected to occur in the following three tranches subject, in each case, to certain closing conditions:

  Tranche 1 of $10 million closed on January 17, 2011;
  Tranche 2 of $10 million closed on July 15, 2011, and
  Tranche 3 of $10 million will close no later than October 15, 2012.

Glencore has a right of first refusal to provide all material financings, subject to regulatory approval, if it owns 10% or more of our issued and outstanding shares and, if it owns more than 5% of our issued and outstanding shares, Glencore has the right to participate in any equity-related financing to maintain its partially diluted ownership interest.

In accordance with IFRS, the November 2010 transactions, whereby our existing convertible debt at that date with a book value of $26.546 million was deemed to have been extinguished and reissued, all of the costs associated with the transaction have been recorded as a non-cash expense of $2.931 million

Year ended January 31, 2012 compared with the year ended January 31, 2011

Overall. Our focus for the fiscal year ended January 31, 2012 was to provide the Lead Agencies with input into the SDEIS and permit work at our NorthMet Project and to obtain additional financing.

Loss for the year. During the year ended January 31, 2012, we incurred a loss of $3.045 million ($0.02 loss per share) compared to a loss of $6.662 million ($0.04 loss per share) in 2011. The decrease in the net loss for the current year was primarily attributable to:

  $2.931 million non-cash loss on refinancing of convertible debt during the prior year;
  our decision, in the prior year, to review alternatives for construction financing and not to renew our agreement with BNP Paribas Loan Services (which was to advise and assist us in all aspects of preparation for construction finance) which expired on July 31, 2010. As such, $1.830 million, $1.197 million of which was non-cash related to the fair value of warrants issued, recorded as a deferred financing cost asset was written off the consolidated statement of loss in the prior year, and a gain of $72,000 on assets held for sales in the current year (January 31, 2011 – loss of $520,000).

These items were partially offset by:

  an increase in share based compensation in the current year period to $625,000 compared to a recovery in the prior year period of $119,000 including $212,000 (January 31, 2011 – nil) relating to board and other management changes;
  director’s fees and expenses of $248,000 (January 31, 2011 - nil);
  a non-cash future income tax recovery related to expiration of share purchase warrants previously issued of $657,000 (January 31, 2011 – $1,390,000), and an increase in professional fees to $740,000 (prior year period - $365,000) due to increased corporate activities.

Year ended January 31, 2011 compared with the year ended January 31, 2010

Overall. Our focus for the fiscal year ended January 31, 2011 was to provide the Lead Agencies with input into the SDEIS and permit work at our NorthMet Project, obtain additional financing and to continue to develop the NorthMet Project including updating the mineral reserves and mineral resources estimates and preparing for construction.

Loss for the year. 2010 operating loss information is presented in accordance with CGAAP and may not be appropriate as a comparative basis. During the year ended January 31, 2011, we incurred a loss of $6.662 million ($0.04 loss per share) compared to a loss of $9.023 million ($0.06 loss per share) in 2010. The decrease in the net loss for the period was primarily attributable to:

  A non-cash future income tax recovery related to expiration of share purchase warrants previously issued of $1,390,000 (January 31, 2010 – $nil);
  A non-cash reversal of previously recorded stock-based compensation costs relating to board and other management changes resulting in a credit of $119,000 in the current year (January 31, 2010 – expense of $915,000);
  A non-cash charge of $4.920 million for the amendment of share purchase warrants in the prior year period (current year period - $nil), and
  Investor relations and financing expenses of $420,000 due to the filing of an F-3 registration statement during the prior year period (current year period - $118,000).

These items were partially offset by the non-cash costs associated with extending the term of our debentures by a year, the fair value of the amendments to the Glencore warrants, which resulted in a non-cash charge of $2.931 million to our income statement. A further offset to the decrease in reported net loss derived from our decision to review alternatives for construction financing and not to renew our agreement with BNP Paribas Loan Services, which agreement was to advise and assist us in all aspects of preparation for construction finance, which expired on July 31, 2010. As such, the $1.830 million, $1.197 million of which was non-cash related to the fair value of warrants issued, recorded as a deferred financing cost asset was written off the consolidated statement of loss in the current year. In addition, we recorded a loss of $520,000 in the current year period as a result of our decision to reclassify an asset as held for sale and write-down its carrying value to fair value less cost to sell.

(b)           Liquidity And Capital Resources

Financing Activities

On November 12, 2010, we entered into an agreement with Glencore whereby Glencore agreed to purchase 15 million of our common shares at $2.00 per share in three tranches to occur no later than certain agreed dates, and according to our needs based on a budget to be agreed. The first two tranches of 5 million shares for gross proceeds of $10 million were funded on January 17, 2010 and July 15, 2011. The remaining tranche, for gross proceeds of $10 million, will close on or before October 15, 2012. Transaction costs for the first tranche totaled $106,000.

On November 24, 2009 we closed the first tranche of an equity financing with Glencore for 3,773,585 of our common shares at $2.65 per share for gross proceeds of $10 million. On January 26, 2010, we closed the second tranche of the equity financing with Glencore of an additional 5,660,377 common shares at $2.65 per common share for gross proceeds of $15 million. Transactions costs for these two financings totaled $499,000.

During the year ended January 31, 2011 we issued 845,000 common shares (prior year period – 775,000) upon exercise of options for proceeds of $808,000 (prior year period - $477,000) and nil common shares (prior year period 167,954) upon exercise of share warrants for proceeds of $nil (prior year period - $494,000).

On August 27, 2009, we announced that we had filed a universal shelf registration on Form F-3 with the SEC. This universal shelf registration allows us to have the option to offer and sell, from time to time in one or more offerings, up to $500 million of our debt securities, common shares, warrants and units.

On October 31, 2008, we entered into a financing with Glencore for an aggregate of $50 million floating rate secured debentures due on September 30, 2011 issued by PolyMet US and guaranteed by the Company. The debentures bear interest at 12-month US dollar LIBOR plus 4%. Interest is payable in cash or by increasing the principal amount of the Debentures, at Glencore’s option. The debentures are secured by all of our assets. The debentures were exchangeable into our common shares at Glencore’s option at $4.00 per share.

On October 31, 2008, we issued to Glencore warrants to purchase 6.25 million our common shares at $5.00 if exercised before the NorthMet Project produced a total of 20,000 metric tonnes of concentrate, or $6.00 thereafter.

On November 17, 2009, we agreed to modify certain terms of the above transaction. Under the new terms the warrants entitled Glencore to purchase 6.25 million of our common shares at $3.00 and expired on September 30, 2011. The incremental $158,000 increase in the fair value of the warrants due to the warrant exchange was debited to warrant amendment expense and credited to contributed surplus. Separately in November 2009, we agreed to modify the terms of the final $25 million Tranche E of the $50 million Debenture with Glencore such that Tranche E, if drawn, could be exchanged at $2.65 per share.

On November 12, 2010, we announced that we had agreed upon additional modification of certain terms of the above transaction:

  the maturity date of the Debentures was extended from September 30, 2011 to September 30, 2012;
  Glencore’s commitment to purchase, and our commitment to issue, $25 million of Tranche E Debentures, which were to be issued upon publication of the Final Environmental Impact Statement and other conditions, were cancelled;
  warrants to purchase 6.25 million of our common shares at $3.00 at any time until September 30, 2011 issued to Glencore were cancelled, and we issued warrants to purchase 3 million of our common shares at $2.00 at any time until December 31, 2015.

During the year ended January 31, 2010 we issued 775,000 shares (prior year period – 262,800) upon exercise of options for proceeds of $477,000 and 167,954 shares upon exercise of share warrants for proceeds of $494,000.

During the year ended January 31, 2008, we issued 15 million units at $2.75 per unit, with each unit comprising one common share and one-half of one warrant (for accounting purposes, the value of the units was bifurcated between the common shares and the warrants) and 520,000 warrants for finders' fees related to the transaction. Each whole warrant was exercisable into a common share at a price of $4.00 at any time until October 13, 2008 (see amendment below), subject to an early trigger if the 20-day volume weighted average price of the common shares was $6.00 or more. On October 10, 2008, we announced that we had received the consent from the holders of more than two-thirds of the 8,020,000 warrants issued as part of the April 2007 private placement to exchange those warrants into:

  4,010,000 warrants, each warrant entitling the holder to purchase one of our common shares at $3.00 per share at any time until the sooner of 30 calendar days after publication of the draft Environmental Impact Statement by the State of Minnesota in the State’s Environmental Quality Board Monitor and October 13, 2009, and
  4,010,000 warrants, each warrant entitling the holder to purchase one of our common shares at $5.00 if exercised before the NorthMet Project has produced a cumulative total of 20,000 metric tonnes of concentrate, or $6.00 thereafter and prior to August 31, 2011. We can accelerate the expiration of the warrants if our volume-weighted 20-day average share price trades at a 50% premium to the exercise price applicable at any time.

In October 2009, we received the consent from holders of more than two-thirds of the above warrants to exchange the 4,010,000 warrants due to expire on October 13, 2009 for 4,010,000 warrants, each warrant entitling the holder to purchase one of our common shares at $3.00 at any time until the sooner of 30 calendar days after publication of the draft Environmental Impact Statement by the State of Minnesota in the State’s Environmental Quality Board Monitor and December 31, 2009. The incremental $1,005,000 increase in the fair value of the warrants due to the warrant exchange was debited to warrant amendment expense and credited to contributed surplus.

In November 2009, we received the consent from holders of more than two-thirds of the above warrants to exchange the 4,010,000 warrants due to expire the earlier of 30 calendar days after publication of the draft Environmental Impact Statement by the State of Minnesota in the state’s Environmental Quality Board Monitor and December 31, 2009 for 4,010,000 warrants, each warrant entitling the holder to purchase one of our common shares at $3.00 at any time until the sooner of 21 business days after publication of the final Environmental Impact Statement by the State of Minnesota in the State’s Environmental Quality Board Monitor and December 31, 2010. The incremental $3,757,000 increase in the fair value of the warrants due to the warrant exchange was debited to warrant amendment expense and credited to contributed surplus.

Warrants to purchase 167,954 of our common shares had been exercised prior to January 31, 2010 and, on December 31, 2010 warrants to purchase 3,842,046 of our common shares at $3.00 expired. We recorded a future income tax recovery as the expiration of the warrants triggered a capital gain for tax purposes, which was offset by the application of tax losses carried forward resulting in a credit of $1,219,000.

Year Ended January 31, 2012

Cash used in investing activities for the year ended January 31, 2012 was $16.137 million compared with $16.519 million in the year ended January 31, 2011, with the decrease being primarily due the sale of the used drill, partially offset by purchasing land for the USFS land exchange with funds received from the loan from the IRRRB.

Cash used in operating activities in the year ended January 31, 2012 was $2.955 million compared to cash used in the prior year of $3.068 million. The variance in cash is primarily due to changes in non-cash working capital balances and the above noted operating variances.

Cash provided by financing activities for the year ended January 31, 2012 was $26.209 million (prior year - $8.666 million). The current year activity was primarily due to the Glencore financings and the IRRRB loan and the issuance of share capital on the exercise of share options for $902,000 (prior year - $808,000), partially offset by the repayment of $8.500 million of debt (prior year - $2 million).

Cash used in investment activities for the year ended January 31, 2012 was $16.137 million compared with $16.519 million in the year ended January 31, 2011, with the decrease being primarily due to the sale of the used drill,  partially offset by purchasing land for the USFS land exchange with funds received from the loan from the IRRRB.

Total cash for the year ended January 31, 2012 increased by $7.117 million for a balance of $17.478 million compared to the year ended January 31, 2011 where cash decreased $10.921 million to a balance of $10.361 million.

Substantially all cash and equivalents are held in United States currency.

As at January 31, 2012 we had working capital of $16.375 million compared with working capital of $4.199 million at January 31, 2011 consisting primarily of cash of $17.478 million (January 31, 2011 - $10.361 million), trade and other receivables of $440,000 (January 31, 2011 - $318,000), prepaid expenses of $934,000 (January 31, 2011 - $636,000), asset held for sale of $nil (January 31, 2011 - $3.420 million); accounts payable and accrued liabilities of $1.679 million (January 31, 2011 - $2.444 million), the current portion of the notes to Cliffs of $nil (January 31, 2011 - $6.750 million) and the current portion of environmental rehabilitation provision of $828,000 (January 31, 2011 - $1.408 million). The Company expects to repay the $4 million IRRRB loan plus capitalized interest from working capital or additional financing and to either exchange the debentures into equity or repay them from additional financing or from operations once commercial production has commenced. The Company’s cash is primarily held in deposits and bearer deposits of a major Canadian bank and does not include any exposure to asset-backed commercial paper.

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

Debt

Pursuant to Asset Purchase Agreements, our wholly owned subsidiary Poly Met Mining, Inc. signed three notes payable to Cliffs in the amounts of $2,400,000, $7,000,000 and $7,000,000, respectively. The first note was fully repaid in prior years and the second two notes were fully repaid in December 2011.

On June 30, 2011 PolyMet closed a $4 million loan from the IRRRB. At the same time, the Company exercised its options to acquire two tracts of land totaling approximately 5,300 acres of forests, wetlands, and lakes with high recreational value that are included as part of the proposed land exchange with the USFS. The loan is secured by the land acquired, carries a fixed interest rate of 5% per annum, compounded annually if not paid, and is repayable on the earlier of June 30, 2016 or the date which the related land is exchanged with the USFS. PolyMet has issued warrants giving the IRRRB the right to purchase 400,000 of our common shares at $2.50 per share at any time until the earlier of June 30, 2016 or one year after permits are received.

Pursuant to a financing agreement with Glencore, we have entered into convertible debenture agreements for $25 million. As part of a December 2011 transaction, the term of the $25 million initial principal debentures were extended from September 30, 2012 to the earlier of i) PolyMet giving Glencore ten days notice that PolyMet has received permits necessary to start construction of the NorthMet Project and availability of senior construction finance, in a form reasonably acceptable to Glencore (the "Early Maturity Event"), and ii) September 30, 2014, on which date all principal and interest accrued to such date will be due and payable. Glencore has the right to exchange some or all of the debentures at any time. Upon occurrence of the Early Maturity Event, the initial principal and capitalized interest will be exchanged into common shares of PolyMet at $1.50 per share.

As at January 31, 2012 the outstanding long term debt was as follows:

	January 31, 2012	January 31, 2011

Notes payable	$3,450	$8,500
Accrued interest and accretion	222	25
Convertible debt	29,018	27,631
Total debt	32,690	36,156
Less current portion	(-)	(6,750)

Long term debt	$32,690	$29,406

We anticipate using working capital, additional financing and funds from operations once commercial production has commenced to meet the above payment obligations to IRRRB and Glencore.

(c)           Research and Development, Patents and Licenses, Etc.

We do not engage in any research and development activities and have no patents or licenses that are materially important to us.

(d)           Trend Information

There are no major trends which are anticipated to have a material effect on the Company's financial condition and results of operations in the near future.

(e)           Off-Balance Sheet Arrangements

None.

(f)           Tabular Disclosure of Contractual Obligations

The following table lists as of January 31, 2012 information with respect to the Company’s known contractual obligations:

	Payments due by period ($000’s)
	Total	Less than	1 – 3 years	3 – 5 years	More than
Contractual Obligations		1 year			5 years
Trade payables and accrued liabilities	$1,679	$1,679	$-	$-	$-
Long-term debt obligations	38,146	-	33,132	5,014	-
Environmental rehabilitation provision	25,828	828	582	538	23,880
Firm Commitments	2,200	2,145	55	-	-
Total	$67,853	$4,652	$33,769	$5,552	$23,880

Long-term debt obligations (including the current portion) are comprised of long-term and convertible debt balances, are set out in this table on an undiscounted basis and include anticipated interest. Asset retirement obligation represents the undiscounted obligation at January 31, 2012. Contractual obligations of the Company in the above table exclude future option payments required to maintain the Company’s interest in certain mineral properties.

(g)           Critical Accounting Policies

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (IFRS as of February 1, 2010 and CGAAP before that date) that require management to make assumptions and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the financial statements. Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, expected economic lives of plant and equipment, anticipated costs of asset retirement obligations including the reclamation of mine site, valuation of options and share purchase warrants, and the assessment of impairment in value of long lived assets.

Mineral Property, Plant and Equipment

Plant and equipment are recorded at historical cost less accumulated depreciation and if applicable, accumulated impairment losses. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of a replaced part is derecognized. All other repairs and maintenance are charged to the income statement during the year in which they are incurred. Plant and equipment is depreciated over the estimated life of the related assets calculated on a unit of production or straight-line basis, as appropriate.

Depreciation of plant and equipment is calculated using the cost of the asset, less its residual value, on a straight-line basis over the estimated useful life of the asset. Estimated useful lives are as follows:

Leasehold improvements	Straight-line over the term of the lease
Furniture and equipment	Straight-line over 10 years
Computers	Straight-line over 5 years
Computer software	Straight-line over 1 year

Mineral property, plant and equipment related to the NorthMet Project will begin to be amortized, mainly on a units of production basis, at the time the project commences operations. The Company conducts an annual review of residual balances, useful lives and depreciation methods utilized for mineral property, plant and equipment. Any changes in estimate that arise from this review are accounted for prospectively.

Impairment of Non-Financial Assets
The carrying amounts of our non-financial assets, including mineral property, plant and equipment, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. The recoverable amount of an asset is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is recognized if the carrying amount of an asset exceeds its estimated recoverable amount. An impairment loss previously recorded is reversed if there has been a change in the estimates used to determine the recoverable amount.

Share-Based Payments and Share Purchase Warrants
All share-based payment awards made to directors, employees and non-employees are measured and recognized using a fair value based method. For directors and employees, or those providing services similar to employees, the fair value of the award is measured at the date of the grant and recognized as an expense over the vesting period. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met on the vesting date. Stock options issued to non-employees are recognized based on the fair value of the goods or services received.

For directors, employees and non-employees, the fair value of the award is accrued and charged either to operations or mineral property, plant and equipment, with the offsetting credit to warrants and share-based payment reserve, on a graded method over the vesting period. If and when stock options are ultimately exercised or performance share units or restricted share units or restricted stock vest, the applicable amounts from the warrants and share-based payment reserve are transferred to share capital.

We issue share purchase warrants in connection with certain equity transactions. The fair value of the warrants, as determined using the Black-Scholes option pricing model, is credited to the warrants and share-based payment reserve. The recorded value of share purchase warrants is transferred to share capital upon exercise.

When we amend the terms of either share options or share purchase warrants, the incremental change in the fair value of the options or warrants due to the amendment is booked to warrant amendment expense and the warrants and share-based payment reserve.

Provisions
Provisions for environmental rehabilitation associated with mineral property, plant and equipment, are recognized when the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recorded as finance income and costs expense.

Upon initial recognition of provisions for environmental rehabilitation, a corresponding increase to the carrying amount of the related asset is recorded and amortized over the life of the asset. The estimates are based principally on legal and regulatory requirements. Following initial recognition of the environmental rehabilitation provision, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the current market-based discount rate, or changes in the amount and timing of the underlying cash flows needed to settle the obligation.

It is possible that our ultimate reclamation and closure liabilities could change as a result of changes in regulations, changes in the extent of environmental remediation required, changes in the means of reclamation or changes in cost estimates. Our operations may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon us may vary greatly and are not predictable.

Financial Assets
All financial assets are initially recorded at fair value and designated upon inception as one of the following four categories: held to maturity, available for sale, loans and receivables or at fair value through profit or loss (“FVTPL”). Financial assets classified as FVTPL are measured at fair value with unrealized gains and losses recognized through profit and loss. Financial assets classified as loans and receivables and held to maturity are measured at amortized cost using the effective interest method less any allowance for impairment. The effective interest method is a method of calculating the amortized cost of a financial asset and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset, or, where appropriate, a shorter period. Financial assets classified as available for sale are measured at fair value with unrealized gains and losses recognized in other comprehensive loss except when there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive loss shall be reclassified from equity to profit or loss as a reclassification adjustment. Transactions costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

Financial Liabilities and Equity Instruments
Financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial liabilities at amortized cost include trade payables and long term debt. Trade payables are initially recognized at the amount required to be paid, less, when material, a discount to reduce the payables to fair value. Subsequently, trade payables are measured at amortized cost using the effective interest method. Long term debt is recognized initially at fair value, net of any transaction costs incurred, and subsequently at amortized cost using the effective interest method. Financial liabilities are classified as current liabilities if payment is due within twelve months. Otherwise, they are presented as non-current liabilities.

All financial liabilities are initially recorded at fair value and designated upon inception as FVTPL or other financial liabilities. Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs. After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability. Financial liabilities classified as FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as FVTPL. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Transaction costs on financial liabilities classified as FVTPL are expensed as incurred. At the end of each reporting period subsequent to initial recognition, financial liabilities at FVTPL are measured at fair value, with changes in fair value recognized directly in profit or loss in the period in which they arise. The net gain or loss recognized in profit or loss excludes any interest paid on the financial liabilities.

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

The following is a list of the names and ages of our directors and executive officers:

Name	Age	Position
W. Ian L. Forrest	73	Co-Chairman, Independent Director
Frank L. Sims	61	Co-Chairman, Independent Director
Joseph Scipioni	58	Director, President, and Chief Executive
Douglas J. Newby	53	Officer
Bradley H. Moore	51	Chief Financial Officer
Niall Moore	50	Executive Vice President, Environmental & Governmental Affairs Corporate Secretary and Group Controller
David Dreisinger	54	Independent Director
Alan R. Hodnik	52	Independent Director
William Murray	63	Director
Stephen Rowland	50	Independent Director
Michael M. Sill	50	Independent Director

W. Ian L. Forrest has served as a member of our board of directors since October 2003, and as our Co-Chair since January 2011. Mr. Forrest previously served as Chairman of our board until February 5, 2008. He also serves on our audit, compensation, and nominating and corporate governance committees. Having played an important role in our revival in 2003, he was appointed Chairman in May 2004. Mr. Forrest is a member of the Institute of Chartered Accountants of Scotland and continues to practice as a public accountant in Geneva, Switzerland. Mr. Forrest has more than 30 years of experience with public companies in the resource sector. His experience encompasses the areas of promotion, financing, exploration, production and company management. He has also participated in several notable projects including Gulfstream's North Dome gas discovery, Qatar, Reunion Mining's Scorpion zinc, Namibia, which was subsequently developed by Anglo American, and Ocean Diamond Mining, which pioneered the independent diamond dredging industry off the west coast of southern Africa. He also served as a director of MGold Resources Inc. until October, 2011 and Belmore Resources (Holdings) plc until July, 2011 when it was acquired by Lundin Mining Ltd. He currently serves on the boards of Georex SA and Poros SAS. Mr. Forrest was a director of Viatrade plc, which was put into receivership in August 2009. Mr. Forrest currently resides in Vaud, Switzerland.

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

Joseph Scipioni has served as our President and Chief Executive Officer since February 5, 2008 and as a member of our board of directors since February 19, 2008. He also serves on our safety, health and environmental committee. Mr. Scipioni served as our Chief Operating Officer since March 2007 and as General Manager of our Minnesota operations since July 2006. Prior to June 2006, Mr. Scipioni's career spanned more than 30 years with United States Steel Corporation where he worked in a number of progressively senior positions in operations. His last position was Plant Manager at the Keewatin Taconite plant in Minnesota. Mr. Scipioni is an active advisor to the University of Minnesota Natural Resources Research Institute based in Duluth, Minnesota, is an officer of the Minnesota Section of the Society of Mining, Metallurgy and Exploration (SME), and serves as an executive officer of Mining Minnesota. Mr. Scipioni currently resides in Minnesota, United States.

Douglas J. Newby has served as our Chief Financial Officer since November 2005. Mr. Newby has nearly 30 years of experience in the evaluation and financing of mining companies and projects around the world. Before coming to PolyMet, Mr. Newby served variously as a Director, Executive Vice President, interim Chairman, President and Chief Executive Officer of Western Goldfields, Inc. (now New Gold, Inc.) a US-based gold mining company. Mr. Newby has also been President of Proteus Capital Corp., a corporate advisory firm that specializes in the natural resource industries, since July 2001. Mr. Newby served as Managing Director of Proteus Consultants Ltd. from January 1991 to July 2001 and Managing Partner of Moyes Newby & Co., Inc. from April 1994 to December 1998, both of which provided corporate advisory services primarily to the international energy and mining industries. Since June 2011 Mr. Newby has served as a director of Coronet Metals, Inc., a Canadian company developing a gold mine in Peru. From January 2004 to March 2006, Mr. Newby served as Vice-President of Cadence Resources Corporation, an oil and gas exploration and development company. Prior to January 1991, Mr. Newby held senior positions with the investment banking firms of S.G. Warburg & Co., Inc., Morgan Grenfell & Co., and James Capel & Co. Mr. Newby currently resides in New York, United States.

Bradley C. Moore has served as our Executive Vice President, Environmental & Government Affairs since January 24, 2011. Mr. Moore has nearly 30 years experience in government and regulatory positions. He served as Commissioner of the Minnesota Pollution Control Agency from 2006 to 2008, and as Assistant Commissioner for Operations of the Minnesota Department of Natural Resources (MDNR) from January 1999 to August 2006. Prior to that, he worked in leadership and policy analyst positions with the MDNR and the Minnesota Department of Public Service (now the Department of Commerce). In December 2008, Mr. Moore joined Barr Engineering as Senior Advisor, Public and Governmental Affairs where he advised several companies, including PolyMet, on environmental strategy. Mr. Moore currently resides in Minnesota, United States.

Niall Moore has served as our Corporate Secretary since December 2006 and as our Group Controller since September 2006. Mr. Moore has over 25 years of experience with public companies in the resource sector. From November 2002 to May 2006, he was Director, Corporate Reporting for Placer Dome Inc. (“Placer”) and from May 2006 until December 2006 he worked as a consultant to Barrick Gold, Inc. following that company’s acquisition of Placer. Prior to November 2002, Mr. Moore was an audit partner at Ernst & Young LLP. Mr. Moore has extensive experience in financial reporting, compliance and valuation work. Mr. Moore currently resides in British Columbia, Canada.

Dr. David Dreisinger has served as a member of our board of directors since October 2003. Dr. Dreisinger also served on our audit committee prior to June 2006. Currently, Dr. Dreisinger is the chair of our safety, health and environmental committee. Since 1988, Dr. Dreisinger has been a member of the faculty at the University of British Columbia in the Department of Materials Engineering and is currently Professor and Chairholder of the Industrial Research and Chair in Hydrometallurgy. He has published over 200 papers and has been extensively involved as a process consultant in industrial research programs with metallurgical companies. Dr. Dreisinger has participated in 14 U.S. patents for work in areas such as pressure leaching, ion exchange removal of impurities from process solutions, use of thiosulfate as an alternative to cyanide in gold leaching, and leach-electrolysis treatment of copper recovery from sulfide ores, and the Sepon Copper Process for copper recovery from sulfidic-clayey ores. Dr. Dreisinger serves as a director of Search Minerals, Inc. and as Vice President – Metallurgy/Process for each of Baja Mining Corp and South American Silver Corp. Dr. Dreisinger currently resides in British Columbia, Canada.

Alan R. Hodnik has served as a member of our board of directors since March 9, 2011. He also serves on our compensation committee and our corporate governance and nominating committee. Mr. Hodnik was named President of ALLETE, Inc. in May 2009, CEO in May 2010, and Chairman of that company in May 2011. Since joining ALLETE in 1982, Mr. Hodnik has served as Vice President-Generation Operations, Senior Vice President of Minnesota Power Operations, and Chief Operating Officer. As Chief Operating Officer, he led transmission, distribution, generation, and engineering for all aspects of the Company. Mr. Hodnik was the elected mayor of the City of Aurora, Minnesota from 1988 to 1998. He is a member of the board of Essentia Health - East Region and of the Area Partnership for Economic Expansion (APEX). Mr. Hodnik currently resides in Minnesota, United States.

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

Michael M. Sill has served as a member of our board of directors since March 9, 2011. He also serves on our audit committee and our safety, health and environmental committee. Mr. Sill has served as President and CEO of Road Machinery & Supplies Co. since 1994, having joined the company in 1988. Road Machinery is a distributor of construction, mining and forestry equipment. Educated at Dartmouth College and J.L. Kellogg Graduate School of Management, Mr. Sill started his career as a financial analyst and commercial lending officer with The Northern Trust Company. He has served on the boards of the Associated Equipment Distributors, Associated General Contractors of Minnesota, and the Twin Cities Regional Board of US Bank. Mr. Sill currently resides in Minnesota, United States.

B.           Statement of Executive Compensation

The following table sets forth the compensation paid to our Named Executive Officers for the fiscal year ended January 31, 2012:

			Pension,	Bonus Shares
	Salaries	Options /	Retirement
	Commissions	Restricted	and Similar		Total
	and Bonuses	Stock Units	Benefits(1)		Compensation

Joseph Scipioni, - President and Chief Executive Officer	$275,100	$61,200	$14,696	$nil	$350,996
Douglas Newby - Chief Financial Officer	$247,535	$91,800	$7,425	$nil	$346,760
Niall Moore, Corporate Secretary	$177,670	$36,720	$nil	$nil	$214,390

(1)    Balances represent Company contributions under 401k pension plans.

During the fiscal year ended January 31, 2012, we had three Named Executive Officers (“NEOs”) (for the purposes of applicable securities legislation), namely:

(a)	Joseph Scipioni, President and Chief Executive Officer;

(b)	Douglas Newby, Chief Financial Officer, and

(c)	Niall Moore, Corporate Secretary.

Other than the arrangements noted in the table below, during the fiscal year ended January 31, 2012, no compensation was paid or is payable by us to the directors of the Company, other than the NEOs (the “Other Directors”), or our subsidiaries, if any, for their services in their capacity as directors, including any amounts payable for committee participation or special assignments;

Name of Director	Director’s Fees	Options/Restricted Stock Units	Total Compensation
David Dreisinger W. Ian L. Forrest Alan R. Hodnik William Murray Stephen Rowland Michael M. Sill Frank Sims	40,000 50,000 30,000 40,000 - 35,000 50,000	- - 167,626 71,400 - 167,626 167,626	40,000 50,000 197,626 111,400 - 202,626 217,626

During the quarter ended January 31, 2012, we sold a used drill for $3.68 million. A company controlled by one of our Directors, Michael M. Sill, received a commission of $200,000 related to this sale.

The Company has no pension plan or other arrangement for non-cash compensation to the Other Directors.

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

Our Nominating and Corporate Governance Committee consists of Frank L. Sims (Chair), W. Ian L. Forrest, and Alan R. Hodnik. The committee (1) identifies individuals qualified to become members of the Board, (2) selects, or recommends to the Board, the director nominees for the next annual shareholders meeting, (3) selects candidates to fill any vacancies on the Board, and (4) develops and recommends to the Board a set of corporate governance principles applicable to PolyMet.

D. Employees

As of January 31, 2012 we had 18 full-time employees, with 2 located in our Vancouver office and 16 located in our Hoyt Lakes office. None of our employees are covered by a collective bargaining agreement. We believe that our relations with our employees are good.

During the fiscal year ended January 31, 2012, we employed an average of 4 consultants working out of our Vancouver and Minnesota offices.

E. Share Ownership

For the shareholdings of our directors and executive officers see Item 7(A).

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Officers, Directors and Major Shareholders

The following table sets forth, as of April 24, 2012, certain information regarding the ownership of our voting securities by each shareholder known to our management to be (i) the beneficial owner of more than 5% of our outstanding common shares, (ii) our directors, (iii) our current executive officers identified under Item 6(A), and (iv) all executive officers and directors as a group. We believe that, except as otherwise indicated, the beneficial owners of the common shares listed below, based on information furnished by such owners, have sole investment and voting power with respect to such shares.

	Amount and Nature of
	Beneficial Ownership
	(includes shares, vested
	options and warrants, and
	restricted shares for	Percent of
Name and Address of	which the holder has	Outstanding
Beneficial Owner (1)	voting rights)	Common Shares

W. Ian L. Forrest (2)	2,453,000	1.38%

Frank Sims (3)	1,196,124	0.67%

Joseph Scipioni (4)	780,000	0.44%

Douglas J. Newby (5)	1,260,000	0.71%

Bradley C. Moore (6)	200,000	0.11%

Niall Moore (7)	525,000	0.29%

David Dreisinger (8)	1,426,300	0.80%

Alan R. Hodnik (9)	450,000	0.25%

William Murray (10)	3,146,976	1.76%

Stephen Rowland (11)	250,000	0.14%

Michael M. Sill (12)	450,000	0.25%

Total executive officers and directors as a group (11 persons) (13)	12,137,400	6.59%

5% or more shareholders:

Glencore (14) Baarermattstrasse 3 CH-6341 Baar Switzerland	72,078,038	34.71%

1.	The address of each person, unless otherwise noted, is c/o PolyMet Mining Corp., Suite 390- 3600 Lysander Lane, Richmond, British Columbia V7B 1C3.

2.

Includes 1,528,000 common shares owned in the name of Micor Trading SA of which Mr. Forrest is a director and has voting and dispositive control, 375,000 common shares owned in the name of Panares Resources Inc. of which he is a director and has voting and dispositive control, 150,000 common shares issuable upon exercise of options at an exercise price of CDN$1.36 per share set to expire on September 19, 2012, 250,000 common shares issuable upon exercise of options at an exercise price of CDN$2.76 per share set to expire on March 20, 2013, and 150,000 common shares issuable upon exercise of options at an exercise price of $0.82 per share set to expire on February 17, 2016.

3.

Includes 346,124 common shares directly owned by Mr. Sims, 200,000 common shares issuable upon exercise of options at an exercise price of $2.72 per share set to expire on February 15, 2015, 200,000 common shares issuable upon exercise of options at an exercise price of $0.82 per share set to expire on February 17, 2016, 250,000 common shares issuable upon exercise of options at an exercise price of $2.04 per share set to expire on March 10, 2018, and 200,000 common shares issuable upon exercise of options at an exercise price of $1.19 per share set to expire on March 8, 2019. In addition, Mr. Sims holds currently un-exercisable options to acquire 200,000 common shares at an exercise price of $2.72 per share set to expire on February 15, 2015,

4.

Includes 50,000 common shares directly owned by Mr. Scipioni and 30,000 restricted common shares for which he has voting power but does not currently have dispositive control, 200,000 common shares issuable upon exercise of options at an exercise price of CDN$2.97 per share set to expire on June 19, 2013, 300,000 common shares issuable upon exercise of options at an exercise price of CDN$3.30 per share set to expire on January 5, 2014, and 200,000 common shares issuable upon exercise of options at an exercise price of $0.82 per share set to expire on February 17, 2016. In addition, Mr. Scipioni holds currently un-exercisable options to acquire 250,000 common shares at an exercise price of $2.92 per share set to expire on March 12, 2014 and 100,000 common shares at an exercise price of $2.72 per share set to expire on February 15, 2015,

5.

Includes 165,000 common shares held in the name of Proteus Capital Corp. of which Mr. Newby is the President and controlling shareholder, 45,000 restricted common shares for which he has voting power but does not currently have dispositive control, 100,000 common shares issuable upon exercise of options at an exercise price of CDN$1.15 per share set to expire on December 5, 2012, 500,000 common shares issuable upon exercise of options at an exercise price of CDN$2.76 per share set to expire on March 20, 2013, 200,000 common shares issuable upon exercise of options at an exercise price of $1.19 per share set to expire on March 8, 2019 in Mr. Newby’s name; and 40,000 common shares issuable upon exercise of options at an exercise price of CDN$0.94 per share set to expire on June 15, 2012, and 210,000 common shares issuable upon exercise of options at an exercise price of CDN$1.36 per share set to expire on September 19, 2012 held in the name of Proteus Capital Corp.

6.

includes 100,000 common shares issuable upon exercise of options at an exercise price of $2.17 per share set to expire on January 25, 2018 and 100,000 common shares issuable upon exercise of options at an exercise price of $1.19 per share set to expire on March 8, 2019. In addition, Mr. Moore holds currently un-exercisable options to acquire 200,000 common shares at an exercise price of $2.17 per share set to expire on January 25, 2018.

7.

Includes 275,000 common shares issuable upon exercise of options at an exercise price of CDN$3.82 per share set to expire on September 1, 2013, 175,000 common shares issuable upon exercise of options at an exercise price of CDN$3.30 per share set to expire on January 5, 2014, and 75,000 common shares issuable upon exercise of options at an exercise price of $0.82 per share set to expire on January 30, 2016. In addition, Mr. Moore has the right, upon certain milestones, to receive 18,000 common shares issuable under Restricted Stock Units for which he currently has neither voting nor dispositive rights.

8.

Includes 876,300 common shares directly owned by Dr. Dreisinger, 150,000 common shares issuable upon exercise of options at an exercise price of CDN$1.36 per share set to expire on September 19, 2012, 250,000 common shares issuable upon exercise of options at an exercise price of CDN$2.76 per share set to expire on March 20, 2013, and 150,000 common shares issuable upon exercise of options at an exercise price of $0.82 per share set to expire on February 17, 2016.

9.

Includes 250,000 common shares issuable upon exercise of options at an exercise price of USD $2.04 per share set to expire on March 10, 2018, and 200,000 common shares issuable upon exercise of options at an exercise price of $1.19 per share set to expire on March 8, 2019.

10.

Includes 1,209,800 common shares directly owned by Mr. Murray and 987,176 common shares held in the name of Group 4 Ventures of which he is the sole shareholder, 300,000 common shares issuable upon exercise of options at an exercise price of CDN$1.36 per share set to expire on September 19, 2012, 450,000 common shares issuable upon exercise of options at an exercise price of CDN$2.76 per share set to expire on March 20, 2013, and 200,000 common shares issuable upon exercise of options at an exercise price of $0.82 per share set to expire on February 17, 2016. In addition, Mr. Murray has the right, upon certain milestones, to receive 35,000 common shares issuable under Restricted Stock Units for which he currently has neither voting nor dispositive rights.

11.	Includes 250,000 common shares issuable upon exercise of options at an exercise price of $1.19 per share set to expire on March 8, 2019.

12.

Includes 250,000 common shares issuable upon exercise of options at an exercise price of USD $2.04 per share set to expire on March 10, 2018 and 200,000 common shares issuable upon exercise of options at an exercise price of $1.19 per share set to expire on March 8, 2019.

13.

Includes 5,612,400 common shares owned, 6,525,000 common shares issuable upon exercise of options, and 75,000 restricted common shares for which the holder has voting power but does not currently have dispositive control. Does not include 53,000 common shares issuable under Restricted Stock Units for which the holder currently has neither voting nor dispositive rights nor currently un-exercisable options to acquire 750,000 common shares.

14.

This shareholder acquired 9,433,962 of our common shares from us during our fiscal 2010 fourth quarter, 5,000,000 of our common shares from us during our fiscal 2011 fourth quarter, 5,000,000 of our common shares from us during our fiscal 2012 second quarter, and 13,333,333 of our common shares from us during our fiscal 2012 fourth quarter. This shareholder acquired 9,200,547 of our common shares from Cliffs on July 15, 2011 and also holds $25 million initial principal debentures exchangeable into 19,510,196 of our common shares (including interest capitalized at March 31, 2012) and warrants to acquire 5,600,000 of our common shares at $1.50 per share.

Our shareholder who beneficially owns more than 5% of our common shares outstanding does not have voting rights different from any other shareholders of common shares.

As of April 24, 2012, there were 346 holders of record of our common shares of which 266 were U.S. residents owning 20.46% of our outstanding common shares.

B. Related Party Transactions

We have conducted transactions with officers, directors and persons or companies related to directors and paid or accrued amounts as follows:

		2012		2011		2010
		(in $'000's	)	(in $'000's	)	(in $'000's	)

Consulting fees paid to Dr. Dreisinger, a Director of the Company	$	nil		$59		$59
	$	nil		$59		$59

The amounts charged to us for the services provided have been determined by negotiation among the parties. These transactions were in the normal course of operations and were measured at the exchange value, which is the amount of consideration established and agreed to by the related party.

During the year ended January 31, 2012, we paid $nil (2011 - $59,000 and 2010 - $59,000) to Dr. Dreisinger for consulting fees primarily in connection with activities related to the processing / technical side of the NorthMet Project and related expenses (the latter were supported by invoices and receipts). The consulting fees were based on a monthly fee of Canadian $5,500 plus general sales tax. Throughout the term of his engagement, Dr. Dreisinger has conducted in-person and telephonic meetings with Mr. William Murray, the Company’s then Executive Chairman and formerly its President and Chief Executive Officer, and other members of management at which he provided both verbal and written updates on the status of test work and made recommendations for future activities. These meetings occurred approximately every two to three weeks for the past six years.

The agreement with Dr. Dreisinger was entered into at a time when our current business plans were being formulated and were month to month and oral in nature. The agreement was approved by Mr. William Murray. It was discussed with our board of directors who did not consider that formal approval and a written contract was necessary at that time. We believe that the contract was negotiated on terms at least as good as could be obtained from third parties.

During the quarter ended January 31, 2012, we sold a used drill rig for $3.680 million. A company controlled by one of our Directors, Michael M. Sill, received a commission of $200,000 related to this sale.

C. Interests of experts and counsel.

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.           Consolidated Statements and Other Financial Information

See Item 18.

Legal Proceedings

Neither we, nor our subsidiaries, is a party to, nor is our property or the property of our subsidiaries the subject of, any pending legal or arbitration proceeding that is material.

Dividend Policy

Since our incorporation, we have not declared or paid, and have no present intention to declare or to pay in the foreseeable future, any cash dividends with respect to our common shares. Earnings will be retained to finance further growth and development of our business. However, if our board of directors declares dividends, all common shares will participate equally, and, in the event of liquidation, in our net assets.

B.           Significant Changes

On February 1, 2012 we reported on the status of the NorthMet environmental review. ERM, the Lead Agencies' environmental consultant, has completed a significant amount of work on the SDEIS, which will comprise nine chapters. The first four chapters, comprising over 400 pages and including more than 100 figures, have been drafted and are being reviewed by the Lead Agencies.

Other important milestones already achieved include:

  Approval of air emission estimates.
  Approval of cumulative visibility, acid deposition, and fiber impact evaluation reports.
  Completion of geotechnical stability modeling with results now under review.
  Completion of direct wetland impact evaluation and wetland mitigation plans, which are now under review.
  Completion of hazardous materials assessment; threatened, endangered and sensitive species analysis; assessments of wildlife and heritage resources; and wetland/floodplain analysis reports for the lands involved in the land exchange, which have been delivered to the USFS for review.
  Delivery by us of updated project documents including the detailed project description, mine plan, reclamation and waste disposal plans, and extensive data packages.

As SDEIS preparation moves into the final stages, the Lead Agencies have completed a detailed assessment of tasks outstanding and the timeline. The key task is completion of detailed environmental modeling, including quality assurance plans as well as generation, verification, review, and documentation of modeling data.

The Lead Agencies expect that all aspects of modeling will be completed in the spring of 2012, with the preliminary SDEIS available for review by the Cooperating Agencies during the summer, and public review and comment in the fall of 2012.

On March 9, 2012 PolyMet acquired control of land that it plans to restore to wetlands through an agreement with AG for Waterfowl, LLP ("AG"). PolyMet paid AG $2.0 million cash and issued 2,788,902 of its common shares and a warrant to purchase 1,083,333 of its common shares at $1.50 per share at any time until December 31, 2015 as consideration for the purchase of a $5.9 million face value five year zero interest rate mortgage over land currently in agricultural use that AG will restore to wetlands in order to create wetland credits. The mortgage will be partially released as part of the lands are fully restored to approved wetland status, at which time PolyMet will receive formal wetland credits. Any lands that PolyMet has not requested be restored to wetland, will revert to AG and the remaining mortgage, if any, will be released on February 28, 2017. PolyMet is committed to pay AG an additional $680,000 over seven years and will release part of the mortgage.

ITEM 9. THE OFFER AND LISTING

A.           The Offer and Listing Details

The following table outlines the annual high and low market prices for the five most recent fiscal years:

The following table outlines the high and low market prices for each fiscal financial quarter for the two most recent fiscal periods:

The following table outlines the high and low market prices for each of the most recent six months and April 2012 to-date:

B.           Plan of Distribution

Not applicable.

C.           Markets

In April 1984, our common shares commenced trading on what is now the TSX Venture Exchange in British Columbia, Canada under the symbol "POM.” On February 1, 2007, our common shares graduated to trading on the Toronto Stock Exchange in British Columbia under the symbol “POM”. In August 2000, our common shares began trading on the OTCBB under the symbol “POMGF.” On June 26, 2006, our common shares commenced trading on what is now the NYSE Amex under the symbol “PLM.”

D.           Selling Shareholders

Not applicable.

E.           Dilution

Not applicable.

F.           Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.           Share Capital

Not Applicable.

B.           Memorandum and Articles of Association

Incorporation

We were incorporated under the name Fleck Resources Ltd. pursuant to the Companies Act (British Columbia) and continued under the Business Corporations Act (British Columbia) by registration of our memorandum in British Columbia, Canada, under Certificate of Incorporation #BC0228310 on March 4, 1981. We changed our name to PolyMet Mining Corp. on June 10, 1998. We do not have any stated “objects” or “purposes” as such that are not required by the corporate laws of the Province of British Columbia. Rather, we are, by such corporate laws, entitled to carry on any activities whatsoever that are not specifically precluded by other statutory provisions of the Province of British Columbia.

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

Foreign Ownership Limitations

Our Articles and other charter documents do not contain limitations prohibiting non-residents, foreigners or any other group from holding or voting shares.

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

Securities legislation in Canada requires that shareholder ownership must be disclosed once a person owns beneficially or has control or direction, directly or indirectly, over greater than 10% of the issued voting shares of a corporation, such as us. This threshold is higher than the 5% threshold under U.S. securities legislation at which shareholders must report their share ownership.

C.           Material Contracts

The following is a summary of each material contract, other than contracts entered into in the ordinary course of business, to which we or any member of the group is a party, for the two years preceding the date of this document.

Asset Purchase Agreements

For a complete description of the acquisition of the mine site lease, see Item 4(D)(c)(i).

For a complete description of the acquisition of the Erie Plant and associated infrastructure acquired in the Asset Purchase Agreements I and II, see Item 4(D)(c)(ii).

Share Purchase Agreement

For a complete description of the stock purchase agreement entered into with Glencore AG, see Item 5(B).

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

This summary is not exhaustive of all possible income tax consequences. It is not intended as legal or tax advice to any particular holder of our common shares and should not be so construed. Each holder should consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

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

Under the Tax Act, a gain from the sale of common shares by a non-resident will not be subject to Canadian tax, provided the shareholder (and/or persons who do not deal at arm’s length with the shareholder) has not held a “substantial interest” in us (25% or more of any class of our shares) at any time in the five years preceding the disposition. Generally, the Tax Convention will exempt from Canadian taxation any capital gain realized by a resident of the United States, provided that the value of the common shares is not derived principally from real property situated in Canada.

Dividend. In the case of any dividends paid to non-residents, we withhold the Canadian tax and remit only the net amount to the shareholder. By virtue of Article X of the Tax Convention, the rate of tax on dividends paid to residents of the United States is generally limited to 15% of the gross dividend (or 5% in the case of certain corporate shareholders owning at least 10% of our voting shares upon ratification of the Protocol amending the treaty. In the absence of the Tax Convention provisions, the rate of Canadian withholding tax imposed on non-residents is 25% of the gross dividend. Share dividends received by non-residents from us are taxable by Canada as ordinary dividends and therefore the withholding tax rates will be applicable.

Where a holder disposes of common shares to us (unless we acquired the common shares in the open market in the manner in which shares would normally be purchased by any member of the public), this will result in a deemed dividend to the U.S. holder equal to the amount by which the consideration we paid exceeds the paid-up capital of such shares. The amount of such dividend will be subject to withholding tax as described above.

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

Passive Foreign Investment Company. We believe that we will meet the definition of “passive foreign investment company” (“PFIC”) within the meaning of Sections 1291 through 1298 of the Code. A U.S. Holder who holds shares in a non-U.S. corporation during any year in which such corporation is a PFIC is subject to numerous special U.S. federal income tax rules. A non-U.S. corporation is considered to be a PFIC for any taxable year if either:

  at least 75% of its gross income is passive income (the “income test”), or at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

For purposes of the income test and the asset test, respectively, we will be treated as earning our proportionate share of the income and owning our proportionate share of the assets of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the shares. In addition, for purposes of the income test, passive income does not include any interest, dividends, rents, or royalties received or accrued by us from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to income of such related person that is not passive.

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

F.           Dividends and Paying Agents

Not Applicable.

G.           Statement by Experts

Not Applicable.

H.           Documents on Display

All documents referred to in this Form 20-F are available for inspection at our registered and records office, listed below, during normal office hours.

Farris LLP
c/o Farris, Vaughan, Wills & Murphy LLP
2500 - 700 W Georgia St
Vancouver BC
Canada V7Y 1B3

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

In Canada, additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our securities and securities authorized for issuance under equity compensation plans, is contained in our Management Information Circular for our most recent annual meeting of securityholders that involves the election of directors.

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

Moreover, we periodically access the capital markets with the issuance of new common shares to fund operating expenses, and we do not maintain significant cash reserves over periods of time that could be materially affected by fluctuations in interest rates or foreign exchange rates.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13. DEFAULT, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHT OF SECURITY HOLDERS AND USE OF PROCEEDS

Shareholder Rights Plan

Effective May 25, 2007, we adopted an updated Shareholder Rights Plan (“Rights Plan”), which was approved by our shareholders’ on June 27, 2007, modified by our shareholders on June 17, 2008, and reapproved by our shareholders on July 13, 2011. Under the Rights Plan, we have issued one right (a "Right") for no consideration in respect of each outstanding common share of the Company to all holders of record of common shares on December 4, 2003. All common shares subsequently issued by the Company during the term of the Rights Plan have one right represented for each common share held by the shareholder of the Company. The term of the Rights Plan is 10 years, unless the rights are earlier redeemed or exchanged. The Rights issued under the Rights Plan become exercisable only if a party acquires 20% or more of our common shares without complying with the Rights Plan or without the approval of our Board of Directors.

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

The Shareholder Rights Plan has previously been filed as Exhibit 14.1.

ITEM 15. CONTROLS AND PROCEDURES

A. Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report, an evaluation was performed under the supervision and with the participation of our management, including the chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15 of the Exchange Act). Based on that evaluation, our management, including the chief executive officer and chief financial officer, concluded that at January 31, 2012 the Company’s disclosure controls and procedures were effective in providing reasonable assurance that material information required to be disclosed by us in the reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. In reaching this conclusion, the Company recognizes two factors that must be and are present:

a)

the Company is dependent upon its advisors and consultants (primarily legal counsel) to assist in recognizing, interpreting and understanding and complying with disclosure requirements of the various securities regulators, and

b)	an active board of directors and management with open lines of communication.

B. Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Consolidated Financial Statements for external reporting purposes in accordance with IFRS.

Internal control over financial reporting, no matter how well designed, has inherent limitations. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of our internal control over financial reporting as at January 31, 2012. In making its assessment, management has used the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to evaluate our internal control over financial reporting.

Based on its assessment, management believes that, as of January 31, 2012, our internal control over financial reporting is effective.

C. Attestation Report of the Registered Public Accounting Firm

The attestation report of PricewaterhouseCoopers, LLP with respect to the Company’s internal control over financial reporting is filed with Item 18 of this Annual Report.

D. Changes in Internal Controls

The Company’s management is responsible for establishing and maintaining adequate internal controls over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

During the quarter ended October 31, 2010 the Company experienced difficulties moving to a new accounting and financial reporting system. These difficulties were primarily in the input and review of transactions and in particular concerned the accurate recording of foreign exchange and intercompany transactions. Termination of an outsource accounting service provider and use of non-accounting personnel to undertake accounting duties exacerbated the problems.

Management undertook a rigorous process to ensure that all transactions were recorded completely and accurately in the accounting records. As a result of these difficulties and this review process, the Company was unable to meet its filing deadline to provide consolidated financial statements, management’s discussion and analysis and CEO and CFO certifications for its quarter ended October 31, 2010.

Management recognized the need to implement changes to the Company’s internal control over financial reporting relating to the input and review of all transactions, including foreign exchange and intercompany transactions. Since filing the third quarter interim financials, Management has been implementing changes to the Company’s internal control over financial reporting including strengthening the segregation of duties, reallocating responsibilities, strengthening the financial reporting team, and is in the final stage of engaging independent advice in connection with complex accounting issues and tax.

Implementation of the changes was not sufficiently complete during preparation of year-end financial statements and, as a consequence, the Company was unable to meet its filing deadline to provide consolidated financial statements, management’s discussion and analysis and CEO and CFO certifications for its year ended January 31, 2011.

Management believes that the full implementation of the changes described above ensures timely provision of future financial information to the Company's shareholders, in accordance with the filing deadlines established by regulators.

Aside from the completion of the implementation of the changes noted above and the retention of a consultant to assist with the transition from CGAAP to IFRS, there have been no other changes in the Company’s internal control over financial reporting during the year ended January 31, 2012 that have materially affected, or are reasonably likely to material affect, its internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

As of January 31, 2012, the audit committee consisted of four directors. All four members of the Audit Committee, W. Ian L. Forrest, Stephen Rowland, Frank L. Sims, and Michael M. Sill meet the criteria of an “Audit Committee Financial Expert” under the applicable rules and regulations of the SEC, and each of their designation as an “Audit Committee Financial Expert” has been ratified by the Board. All four members of the Audit Committee are “independent,” as that term is defined in the New York Stock Exchange Amex listing standards.

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Ethics, effective April 5, 2006, which applies to all our employees, including our directors and executive officers, including our principal executive, financial and accounting officers, and persons performing similar functions. The Code of Ethics covers areas of professional and business conduct, and is intended to promote honest and ethical behavior, including fair dealing and the ethical handling of conflicts of interest, support full, fair, accurate, and timely disclosure in reports and documents we file with, or submit to, the SEC and other governmental authorities, and in its other public communications; deter wrongdoing; encourage compliance with applicable laws, rules, and regulations; and to ensure the protection of our legitimate business interests. We also encourage our directors, officers, employees and consultants to promptly report any violations of the Code of Ethics.

The Code has previously been filed as Exhibit 11.1.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following outlines the expenditures for accounting fees billed and paid for the last two fiscal periods ended:

Financial Year Ending	Audit Fees	Audit Related Fees[1]	Tax Fees[2]	All Other Fees
January 31, 2012	CDN $340,000	CDN $93,000	CDN $19,900	CDN $Nil
January 31, 2011	CDN $225,000	CDN $111,000	CDN $14,400	CDN $Nil

[1]	Audit Related Fees are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under Audit Fees.
[2]	Tax fees consist of fees to prepare the Company’s annual tax filings.

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

ITEM 16H. MINE SAFETY DISCLOSURE

There were no incidents reportable under Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act related to section 104 of the Federal Mine Safety and Health Act of 1977.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

Our financial statements are stated in United States Dollars ($) and are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), effective with the Company’s transition to IFRS on February 1, 2011. Previously, the Company’s consolidated financial statements were prepared in accordance with CGAAP. Material measurement differences between CGAAP and accounting principles in the United States, applicable to the Company, were described in the Company’s previous consolidated financial statements.

POLYMET MINING CORP.

CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2012, January 31, 2011 and February 1, 2010

U.S. Funds

Suite 390 – 3600 Lysander Place, Richmond, British Columbia, Canada, V7B 1C3

E-MAIL: info@polymetmining.com OR VISIT OUR WEBSITE AT: www.polymetmining.com

 POLYMET MINING CORP.

Management Report

Management’s Responsibility for Consolidated Financial Statements

The accompanying Consolidated Financial Statements of PolyMet Mining Corp. (the “Company) are the responsibility of management. The Consolidated Financial Statements have been prepared by management in accordance with International Financial Reporting Standards (“IFRS”) and include certain estimates that reflect management’s best judgments.

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

Management’s Annual Report on Internal Control over Financial Reporting

Management is also responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Consolidated Financial Statements for external reporting purposes in accordance with IFRS.

Internal control over financial reporting, no matter how well designed, has inherent limitations. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as at January 31, 2012. In making its assessment, management has used the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to evaluate the Company’s internal control over financial reporting. Based on this assessment, management has concluded that the Company’s internal control over financial reporting was effective as at that date.

The effectiveness of the Company’s internal control over financial reporting as at January 31, 2012 has been audited by PricewaterhouseCoopers LLP, our independent auditors, as stated in their report which appears herein.

“Joseph Scipioni” (signed)	“Douglas Newby” (signed)

Joseph Scipioni	Douglas Newby
President and Chief Executive Officer	Chief Financial Officer

Independent Auditor’s Report

To the Shareholders of PolyMet Mining Corp.

We have completed an integrated audit of PolyMet Mining Corp.’s (the “Company”) 2012 consolidated financial statements and its internal control over financial reporting as at January 31, 2012 and an audit of its January 31, 2011 consolidated financial statements. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of the Company, which comprise the consolidated balance sheets as at January 31, 2012, January 31, 2011 and February 1, 2010 and the consolidated statements of loss and comprehensive loss, changes in shareholders’ equity, and cash flows for the years ended January 31, 2012 and January 31, 2011, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards (“CAS”) and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. CAS require that we comply with ethical requirements.

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

PricewaterhouseCoopers LLP, Chartered Accountants
PricewaterhouseCoopers Place, Suite 700, 250 Howe Street, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, which is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of PolyMet Mining Corp. as at January 31, 2012, January 31, 2011 and February 1, 2010 and its financial performance and its cash flows for the years ended January 31, 2012 and January 31, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on internal control over financial reporting

We have also audited PolyMet Mining Corp.’s internal control over financial reporting as at January 31, 2012, based on criteria established in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting
Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting

Auditor’s responsibility
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

Definition of internal control over financial reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Inherent limitations
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion
In our opinion, PolyMet Mining Corp. maintained, in all material respects, effective internal control over financial reporting as at January 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by COSO.

Chartered Accountants

Vancouver, British Columbia
April 30, 2012

PolyMet Mining Corp.
(a development stage company)
Consolidated Balance Sheets
All figures in Thousands of U.S. Dollars

	January	January 31,	February 1,
	31, 2012	2011	2010
ASSETS
Current
Cash and equivalents	$17,478	$10,361	$21,282
Trade and other receivables	440	318	88
Investment (Note 17)	30	66	140
Prepaid expenses	934	636	512
Assets held for sale (Notes 6 and 16c))	-	3,420	-

	18,882	14,801	22,022
Deferred Financing Costs	-	-	1,794
Mineral Property, Plant and Equipment (Notes 5 and 6)	170,689	141,935	125,876
	$189,571	$156,736	$149,692

LIABILITIES
Current
Trade payables and accrued liabilities	$1,679	$2,444	$2,953
Current portion of long term debt (Note 7)	-	6,750	2,000
Current portion of environmental rehabilitation provision (Note 8)	828	1,408	756
	2,507	10,602	5,709
Long term
Long term debt (Note 7)	3,672	1,775	8,529
Convertible debt (Note 9)	29,018	27,631	24,866
Environmental rehabilitation provision (Note 8)	22,008	14,311	12,943
Total Liabilities	57,205	54,319	52,047

SHAREHOLDERS’ EQUITY
Share Capital - (Note 10)	168,434	142,373	132,066
Share Premium - (Note 10)	2,132	875	-
Equity Reserves	43,590	37,914	37,662
Deficit	(81,790)	(78,745)	(72,083)
	132,366	102,417	97,645
Total Liabilities and Shareholders’ Equity	$189,571	$156,736	$149,692
General Information (Note 1)
Commitments and Contingencies (Notes 6, 8, 10, 16 and 19)
Subsequent events (Note 10b) and 19)

ON BEHALF OF THE BOARD:

“William Murray”	, Director

“David Dreisinger”	, Director

- See Accompanying Notes –

PolyMet Mining Corp.
(a development stage company)
Consolidated Statements of Loss and Comprehensive Loss
For the years ended January 31
All figures in Thousands of U.S. Dollars, except per share amounts

	January	January 31,
	31, 2012	2011
General and Administrative
Amortization	$31	$31
Consulting fees	31	36
Directors’ fees and expenses	248	-
Exploration	-	193
Investor relations	17	118
Office and corporate wages	984	1,196
Professional fees	740	365
Shareholders’ information	368	330
Share-based compensation (Notes 10b) and c))	625	(119)
Transfer agent and filing fees	99	99
Travel	226	267
	3,369	2,516

Other Expenses (Income)
Financing costs write-off	-	1,830
Finance income and costs (Note 11)	351	499
Loss (gain) on foreign exchange	104	(46)
Loss (gain) on asset held for sale	(72)	520
Loss on refinancing of convertible debt (Note 9)	-	2,931
Rental income	(50)	(198)
	333	5,536

Loss for the year before tax	3,702	8,052
Deferred income tax recovery (Note 10e))	(657)	(1,390)
Loss for the year	3,045	6,662

Other Comprehensive Loss
Unrealized gain (loss) on investment	(36)	(77)
Total Comprehensive Loss for the year	3,081	6,739

Basic and Diluted Loss per Share	$(0.02)	$(0.04)

Weighted Average Number of Shares	160,358,498	149,444,955

- See Accompanying Notes -

PolyMet Mining Corp.
(a development stage company)
Consolidated Statements of Changes in Shareholder Equity
For the years ended January 31
All figures in Thousands of U.S. Dollars, except for Shares

	Share Capital (Notes 9 & 10)					Equity Reserves
							Accumulated
			Paid-in			Warrants and	Other	Total
	Authorized	Issued	Share	Share		Share-based	Comprehensive	Equity
	Shares	Shares	Capital	Premium	Total	Payment	Loss	Reserves	Deficit	Total
Balance at January 31, 2011	Unlimited	154,825,791	$142,373	$875	$143,248	$37,920	$(6)	$37,914	$(78,745)	$102,417
Loss and comprehensive loss for the year	-	-	-	-	-	-	(36)	(36)	(3,045)	(3,081)
Shares and warrants issued:					-			-		-
Equity offering and issuance costs (Notes 9 and 10a	-	13,333,333	15,162	4,667	19,829	-	-	-	-	19,829
Equity offering and issuance costs (Notes 9 and 10a	-	5,000,000	9,103	875	9,978	-	-	-	-	9,978
Exercise of options	-	1,185,000	902	-	902	-	-	-	-	902
Fair value of share options exercised	-	-	663	-	663	(663)	-	(663)	-	-
Restricted share units in trust (Note 10c))	-	259,000	-	-	-	-	-	-	-	-
For options on land purchases	-	135,000	231	-	231	-	-	-	-	231
Refinancing of convertible debt (Note 9)	-	-	-	(4,285)	(4,285)	4,285	-	4,285	-	-
Long-term debt - warrants (Note 7)	-	-	-	-	-	550	-	550	-	550
Milestone 4 Bonus Share cost amortization (Note 16)	-	-	-	-	-	1,235	-	1,235	-	1,235
Deferred income tax recovery (Note 10e))	-	-	-	-	-	(657)	-	(657)	-	(657)
Share-based compensation (Note 10c))	-	-	-	-	-	962	-	962	-	962
Balance - January 31, 2012	Unlimited	174,738,124	$168,434	$2,132	$170,566	$43,632	$(42)	$43,590	$(81,790)	$132,366

	Share Capital (Notes 9 & 10)					Equity Reserves
							Accumulated
			Paid-in			Warrants and	Other	Total
	Authorized	Issued	Share	Share		Share-based	Comprehensive	Equity
	Shares	Shares	Capital	Premium	Total	Payment	Loss	Reserves	Deficit	Total
Balance at January 31, 2010	Unlimited	148,980,791	$132,066	$-	$132,066	$37,591	$71	$37,662	$(72,083)	$97,645
Loss and comprehensive loss for the year	-	-	-	-	-	-	(77)	(77)	(6,662)	(6,739)
Shares and warrants issued:					-			-	-	-
Equity offering and issuance costs (Notes 9 and 10a	-	5,000,000	9,019	875	9,894	-	-	-	-	9,894
Exercise of options	-	845,000	808	-	808	-	-	-	-	808
Fair value of share options exercised	-	-	480	-	480	(480)	-	(480)	-	-
Refinancing of convertible debt (Note 9)	-	-	-	-	-	2,225	-	2,225	-	2,225
Milestone 4 Bonus Share cost amortization (Note 16)	-	-	-	-	-	(89)	-	(89)	-	(89)
Deferred income tax recovery (Note 10e))	-	-	-	-	-	(1,390)	-	(1,390)	-	(1,390)
Share-based compensation (Note 10c))	-	-	-	-	-	63	-	63	-	63
Balance - January 31, 2011	Unlimited	154,825,791	$142,373	$875	$143,248	$37,920	$(6)	$37,914	$(78,745)	$102,417

- See Accompanying Notes -

PolyMet Mining Corp.
(a development stage company)
Consolidated Statements of Cash Flows
For the years ended January 31
All figures in Thousands of U.S. Dollars

	2012	2011
Operating Activities
Loss for the year	$(3,045)	$(6,662)
Items not involving cash
Amortization	31	31
Finance costs (Note 11)	350	480
Financing costs write-off	-	1,830
Deferred income tax recovery (Note 10e))	(657)	(1,390)
Loss (gain) on asset held for sale	(72)	520
Loss on refinancing of convertible debt (Note 9)	-	2,931
Share-based compensation	625	(119)
Changes in non-cash working capital items
Trade and other receivables	(122)	(230)
Prepaid expenses	(298)	(124)
Trade payables and accrued liabilities	233	(335)
Net cash used in operating activities	(2,955)	(3,068)

Financing Activities
Share capital - for cash (Note 10a))	30,709	10,702
Deferred financing costs	-	(36)
Long-term debt funding (Note 7)	4,000	-
Long-term debt repayment (Note 7)	(8,500)	(2,000)
Net cash provided by financing activities	26,209	8,666

Investing Activities
Purchase of mineral property, plant and equipment	(19,629)	(16,519)
Sale of asset held for sale	3,942	-
Net cash used in investing activities	(16,137)	(16,519)

Net Increase (decrease) in Cash and Cash Equivalents	7,117	(10,921)
Cash and Cash Equivalents - Beginning of year	10,361	21,282
Cash and Cash Equivalents - End of year	$17,478	$10,361

Supplemental Disclosure with Respect to Statement of Cash Flows – Note 12

- See Accompanying Notes -

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

1.	General Information

PolyMet Mining Corp. (the “Company”) was incorporated in British Columbia, Canada on March 4, 1981 under the name Fleck Resources Ltd. The Company changed its name from Fleck Resources to PolyMet Mining Corp. on June 10, 1998. The Company is engaged in the exploration and development, when warranted, of natural resource properties. The Company’s primary mineral property is the NorthMet Project, a polymetallic project in northeastern Minnesota, USA. The realization of the Company’s investment in the NorthMet Project and other assets is dependent upon various factors, including the existence of economically recoverable mineral reserves, the ability to obtain the necessary financing to complete the exploration and development of the NorthMet Project, future profitable operations, or alternatively upon disposal of the investment on an advantageous basis.

On September 25, 2006, the Company received the results of a Definitive Feasibility Study prepared by Bateman Engineering (Pty) Ltd. (“Bateman”) that confirmed the economic and technical viability of the NorthMet Project (the "Project") and, as such, the Project moved from the exploration stage to the development stage.

The head office of the Company is located at 6500 County Road 666, Hoyt Lakes, Minnesota, United States of America, 55750, The principal address and records office of the Company are located at Suite 390 – 3600 Lysander Place, Richmond, British Columbia, Canada, V7B 1C3 and 700 West Georgia, 25th Floor, Vancouver, B.C., Canada, V7Y 1B3, respectively.

2.	Basis of Preparation

Statement of Compliance

The consolidated financial statements of PolyMet Mining Corp. have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These are the Company’s first consolidated financial statements prepared in accordance with IFRS and IFRS 1 First-time Adoption of International Financial Reporting Standards have been applied.

The Company’s consolidated financial statements were previously prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). An explanation of how the transition to IFRS has affected the reported financial position, financial performance and cash flows of the Company is provided in Note 18. Comparative figures have been restated to reflect these adjustments.

The policies applied in these consolidated financial statements use the IFRS standards and interpretations effective as of January 31, 2012. The financial statements were approved by the Board of Directors on April 30, 2012.

Basis of Consolidation and Presentation

The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale and fair value through profit or loss financial assets. All dollar amounts presented are in United States (“U.S.”) dollar unless otherwise specified.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Poly Met Mining, Inc. (“PolyMet US”). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Inter-company balances and transactions have been eliminated on consolidation.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

3.	Summary of Significant Accounting Policies

Foreign Currency Translation

The U.S. dollar is the functional currency of the Company and its controlled entities. Amounts in these consolidated financial statements are expressed in United States (“U.S.”) dollars unless otherwise stated. Transactions in foreign currencies are translated into the functional currency at the exchange rates at the date of the transactions. Monetary assets and liabilities of the Company’s operations denominated in a currency other than the U.S. dollar are translated using exchange rates prevailing at the balance sheet date. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates on the dates of the initial transactions. Revenue and expense items are translated at the exchange rates in effect at the date of the underlying transaction, except for amortization related to non-monetary assets, which are translated at historical exchange rates. Exchange differences are recognized in net loss in the year in which they arise.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset until such time as the asset is substantially complete and ready for its intended use or sale. Where funds have been borrowed specifically to finance an asset, the amount capitalized is the actual borrowing costs incurred. Where the funds used to finance an asset form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant general borrowings of the Company during the period. Other borrowing costs not directly attributable to a qualifying asset are expensed in the year incurred.

Significant Accounting Estimates and Judgements

The preparation of the consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates. These critical accounting estimates require management to make assumptions and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the financial statements.

Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, expected economic lives of plant and equipment, anticipated costs of environmental rehabilitations including the reclamation of mine site, valuation of options, convertible debt and share purchase warrants, and the assessment of impairment in value of long lived assets. Actual results could differ from these estimates. The following discusses some of the most significant accounting estimates and judgements that the Company has made in the preparation of these consolidated financial statements:

(i) Determination of mineral reserves

Reserves are estimates of the amount of product that can be economically and legally extracted from the Company’s property. In order to estimate reserves, estimates are required about a range of geological, technical and economic factors, including quantities, production techniques, production costs, capital costs, transport costs, demand, prices and exchange rates. Estimating the quantity of reserves requires the size, shape and depth of deposits to be determined by analyzing geological data. This process may require complex and difficult geological judgments to interpret the data. As a result, management will form a view of forecast sales prices, based on current and long-term historical average price trends. Changes in the proven and probable reserves estimates may impact the carrying value of property, plant and equipment, restoration provisions, recognition of deferred tax amounts and depreciation, depletion and amortization.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

3.	Summary of Significant Accounting Policies - Continued

(ii) Asset values and impairment charges

If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of loss and comprehensive loss. Management’s determination of recoverable amounts include estimates of sales volumes and prices, costs to sell, recoverable reserves, operating costs and capital costs, which are subject to certain risks and uncertainties that may affect the recoverability of an asset’s costs. Although management has made its best estimate of these factors, it is possible that changes could occur that could adversely affect management’s estimate of the net cash flow to be generated from its assets or cash-generating unit.

For its mining property interest the Company considers both external and internal sources of information in assessing whether there are any indications of impairment. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mining property interests. Internal sources of information the Company considers include indications of economic performance of the asset. In determining the recoverable amounts of the Company’s mining property interest, the Company’s management makes estimates of the discounted future after-tax cash flows expected to be derived from the Company’s property, costs to sell the mining property and the appropriate discount rate. Reductions in price forecasts, increases in estimated future costs of production, increases in estimated future non-expansionary capital expenditures, reductions in the amount of recoverable reserves and resources, and/or adverse current economics can result in a write-down of the carrying amounts of the Company’s mining interest.

(iii) Estimated Reclamation and Closure Costs

The Company’s provision for reclamation and closure cost obligations represents management’s best estimate of the present value of the future cash outflows required to settle the liability which reflects estimates of future costs, inflation, and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company. Changes to reclamation and closure cost obligations are recorded with a corresponding change to the carrying amounts of the related mining property. Adjustments to the carrying amounts of the related mining property can result in a change to future depletion expense.

Cash and Cash Equivalents

The Company considers cash and cash equivalents to include amounts held in banks and highly liquid debt investments with remaining maturities at point of purchase of three months or less.

Mineral Property, Plant and Equipment

Mineral Property

Mineral property costs, aside from mineral property acquisition costs, incurred prior to determination of the Definitive Feasibility Study (“DFS”) are expensed as incurred and expenditures incurred subsequent to the DFS and mineral property acquisition costs are capitalized until the property is placed into production, sold, allowed to lapse or abandoned. Acquisition costs include cash, debt and fair market value of common shares.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

3.	Summary of Significant Accounting Policies - Continued

Upon commencement of production, mineral properties and acquisition costs relating to mines are amortized on a unit of production basis over the estimated proven and probable mineral reserves not to exceed the assets’ useful lives.

As a result of the DFS on the NorthMet Project, the Project entered the development stage effective October 1, 2006. The Company has capitalized mineral property development expenditures related to the NorthMet Project from that date.

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

Plant and Equipment

Plant and equipment are recorded at historical cost less accumulated depreciation and if applicable, accumulated impairment losses. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of a replaced part is derecognized. All other repairs and maintenance are charged to the statement of loss and comprehensive loss during the year in which they are incurred. Plant and equipment is depreciated over the estimated life of the related assets calculated on a unit of production or straight-line basis, as appropriate.

Depreciation of plant and equipment is calculated using the cost of the asset, less its residual value, on a straight-line basis over the estimated useful life of the asset. Estimated useful lives are as follows:

Leasehold improvements	Straight-line over the term of the lease
Furniture and equipment	Straight-line over 10 years
Computers	Straight-line over 5 years
Computer software	Straight-line over 1 year

Assets Held for Sale

Assets are classified as held for sale in the period in which certain criteria are met. Assets held for sale are measured at the lower of carrying amount or fair value less cost to sell and are not depreciated as long as they remain classified as held for sale.

Loss Per Share

Loss per share is computed by dividing the loss for the period by the weighted average number of common shares outstanding during the period. Basic and diluted losses per share are the same for the periods reported, as the effect of potential issuances of shares under warrant or share option agreements would, in total, be anti-dilutive.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

3.	Summary of Significant Accounting Policies - Continued

Share-Based Payments and Share Purchase Warrants

All share-based payment awards made to directors, employees and non-employees are measured and recognized using a fair value based method. For directors and employees, or those providing services similar to employees, the fair value of the award is measured at the date of the grant and recognized over the tranche’s vesting period in earnings or capitalized as appropriate based on the number of options expected to vest. Share options issued to non-employees are recognized based on the fair value of the goods or services received.

For directors, employees and non-employees, the fair value of the award is accrued and charged either to operations or mineral property plant and equipment, with the offsetting credit to warrants and share-based payment reserve, on a graded method over the vesting period. If and when share options are ultimately exercised or performance share units and restricted share units vest, the applicable amounts from the warrants and share-based payment reserve are transferred to share capital.

The Company issues share purchase warrants in connection with certain equity transactions. The fair value of the warrants, as determined using the Black-Scholes option pricing model, is credited to the warrants and share-based payment reserve. The recorded value of share purchase warrants is transferred to share capital upon exercise.

The Company issues restricted stock units to employees. The fair value of the restricted stock units is calculated using the intrinsic value of the shares at issuance, and is amortised straight-line over the vesting period. Certain restricted stock units vest upon achievement of a specified performance condition. On a quarterly basis, management, using the best available information, the probability of achieving those performance conditions, estimates the appropriate vesting period. The recorded value of the restricted stock units is transferred to share capital upon vesting.

When the Company amends the terms of either share options or share purchase warrants, the incremental change in the fair value of the options or warrants due to the amendment is booked to warrant or option amendment expense and the warrants and share-based payment reserve.

Provisions

Provisions for environmental rehabilitation associated with mineral property, plant and equipment, are recognized when the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recorded as finance income and costs expense.

Upon initial recognition of provisions for environmental rehabilitation, a corresponding increase to the carrying amount of the related asset is recorded and amortized over the life of the asset. The estimates are based principally on legal and regulatory requirements. Following initial recognition of the environmental rehabilitation provision, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the current market-based discount rate, or changes in the amount and timing of the underlying cash flows needed to settle the obligation.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

3.	Summary of Significant Accounting Policies - Continued

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

Impairment of Non-Financial Assets

The carrying amounts of the Company’s non-financial assets, including mineral property, plant and equipment, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. The recoverable amount of an asset is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is recognized if the carrying amount of an asset exceeds its estimated recoverable amount. An impairment loss previously recorded is reversed if there has been a change in the estimates used to determine the recoverable amount.

Financial Assets

All financial assets are initially recorded at fair value and designated upon inception as one of the following four categories: held to maturity, available for sale, loans and receivables or at fair value through profit or loss (“FVTPL”). Financial assets classified as FVTPL are measured at fair value with unrealized gains and losses recognized through profit and loss. Financial assets classified as loans and receivables and held to maturity are measured at amortized cost using the effective interest method less any allowance for impairment. The effective interest method is a method of calculating the amortized cost of a financial asset and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset, or, where appropriate, a shorter period. Financial assets classified as available for sale are measured at fair value with unrealized gains and losses recognized in other comprehensive loss except when there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive loss shall be reclassified from equity to profit or loss as a reclassification adjustment. Transactions costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

Financial Liabilities and Equity Instruments

Financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial liabilities at amortized cost include trade payables and long term debt. Trade payables are initially recognized at the amount required to be paid, less, when material, a discount to reduce the payables to fair value. Subsequently, trade payables are measured at amortized cost using the effective interest method. Long term debt is recognized initially at fair value, net of any transaction costs incurred, and subsequently at amortized cost using the effective interest method. Financial liabilities are classified as current liabilities if payment is due within twelve months. Otherwise, they are presented as non-current liabilities.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

3.	Summary of Significant Accounting Policies - Continued

All financial liabilities are initially recorded at fair value and designated upon inception as FVTPL or other financial liabilities. Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs. After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability. Financial liabilities classified as FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as FVTPL. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Transaction costs on financial liabilities classified as FVTPL are expensed as incurred. At the end of each reporting period subsequent to initial recognition, financial liabilities at FVTPL are measured at fair value, with changes in fair value recognized directly in profit or loss in the period in which they arise. The net gain or loss recognized in profit or loss excludes any interest paid on the financial liabilities.

4.	Recent Accounting Pronouncements

The IASB issued the following standards which have not yet been adopted by the Company: IFRS 9, Financial instruments - Classification and Measurement, IFRS 10, Consolidated Financial Statements, IFRS 11, Joint Arrangements IFRS 12, Disclosure of Interests in Other Entities, IAS 27, Separate Financial Statements, IFRS 13, Fair Value Measurement and amended IAS 28, Investments in Associates and Joint Ventures. Each of the new standards is effective for annual periods beginning on or after January 1, 2013, except for IFRS 9 which is effective for annual periods beginning on or after January 1, 2015, with early adoption permitted. The Company has not yet begun the process of assessing the impact that the new and amended standards will have on its consolidated financial statements or whether to early adopt any of the new requirements.

The following is a brief summary of these new standards:

IFRS 9 – Financial instruments - classification and measurement

This is the first part of a new standard on classification and measurement of financial assets that will replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 has two measurement categories: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise it is at fair value through profit or loss. Requirements for financial liabilities were added to IFRS 9 in October 2010. Most of the requirements for financial liabilities were carried forward unchanged from IAS 39. However, some changes were made to the fair value option for financial liabilities to address the issue of own credit risk.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

4.	Recent Accounting Pronouncements - Continued

IFRS 10 – Consolidation

IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation—Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements.

IFRS 11 - Joint Arrangements

IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities—Non-monetary Contributions by Venturers.

IFRS 12 – Disclosure of Interests in Other Entities

IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities.

IFRS 13 - Fair Value Measurement

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

5.	Resource Property Agreements

NorthMet, Minnesota, U.S.A. - Lease

Pursuant to an agreement dated January 4, 1989, subsequently amended and assigned, the Company leases certain lands in St. Louis County, Minnesota from RGGS Land & Minerals Ltd., L.P. The original term of the renewable lease was 20 years and called for total lease payments of $1,475,000. The Company can and has renewed the lease by making annual payments of $150,000 on or before each anniversary through January 2012.

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

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

6.	Mineral Property, Plant and Equipment

Details are as follows:

	NorthMet	Other fixed
Net Book Value	Project	assets	Total

Balance at February 1, 2010	$125,664	$212	$125,876
Additions	17,488	192	17,680
Disposals	-	-	-
Changes to environmental rehabilitation (Note 8)	1,997	-	1,997
Transfer to assets held for sale	(3,420)	-	(3,420)
Amortization	-	(198)	(198)
Balance at January 31, 2011	141,729	206	141,935
Additions	20,807	412	21,219
Disposals	-	-	-
Changes to environmental rehabilitation (Note 8)	7,894	-	7,894
Amortization	-	(359)	(359)
Balance at January 31, 2012	$170,430	$259	$170,689

	January	January 31,	February 1,
NorthMet Project	31, 2012	2011	2010
Mineral property acquisition and interest costs	$42,895	$41,220	$38,838
Mine plan and development	34,941	29,305	25,470
Environmental	33,843	25,994	19,537
Consulting and wages	25,921	21,756	18,788
Environmental rehabilitation	20,925	13,143	11,600
Site activities	10,956	9,362	7,641
Mine equipment	949	949	3,790
Net book value	$170,430	$141,729	$125,664

Erie Plant, Minnesota, U.S.A.

In October 2003, the Company entered into an option with Cliffs Natural Resources Inc. to purchase 100% ownership of large parts of the former LTV Steel Mining Company ore processing plant in north eastern Minnesota. The Company paid $500,000 in cash and issued 1,000,000 common shares (at fair value of $229,320) for this option, which it exercised on November 15, 2005 under the Asset Purchase Agreement with Cliffs Natural Resources Inc. Consideration for the purchase was $1 million in cash, $2.4 million in notes payable (paid in full in June 2008) and the issuance of 6,200,547 common shares (at fair market value of $7,564,000) in the capital shares of the Company.

On December 20, 2006, the Company closed a transaction (the “Asset Purchase Agreement II”) in which it acquired, from Cliffs, property and associated rights sufficient to provide it with a railroad connection linking the mine development site and the Erie Plant. The transaction also included a 120-railcar fleet, locomotive fuelling and maintenance facilities, water rights and pipelines, large administrative offices on site and an additional 6,000 acres to the east and west of and contiguous to its existing tailing facilities.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

6.	Mineral Property, Plant and Equipment - Continued

The purchase price totalling 2 million shares and $15 million in cash and debt (Note 7) was in four tranches:

•	2 million shares of PolyMet with a fair value of $6.160 million, paid at closing;

•	$1 million in cash, paid at closing;

•

$7 million in cash, payable in quarterly instalments of $250,000 commencing December 31, 2006 with the balance payable upon receipt of production financing (remaining balance paid in full in December 2011). Interest was payable quarterly at the Wall Street Journal Prime Rate, and

•

$7 million in cash, payable in quarterly instalments of $250,000 commencing on December 31, 2009 with a balloon payment of any unpaid balance due on December 31, 2011 (balance paid in full in December 2011). No interest was payable until December 31, 2009 after which it was payable quarterly at the Wall Street Journal Prime Rate, accordingly the debt was fair valued, for balance sheet purposes, by discounting it at 8.25%.

The Company has assumed certain ongoing site-related environmental and reclamation obligations as a result of the above purchases. These environmental and reclamation obligations are presently contracted under the terms of the purchase agreements with Cliffs. Once the Company obtains its permit to mine and Cliffs is released from its obligations by the State agencies, the environmental and reclamation obligations will be direct with the governing bodies. The present value of the environmental rehabilitation provision in the amount of $22,836,000 (Note 8) net of accretion and amounts spent has been recorded as an increase in the carrying amount of the NorthMet Project assets and will be amortized over the life of the asset.

Interest and loan accretion on the long-term (Note 7) and convertible debt (Note 9) to January 31, 2012 in the amount of $9,213,000 (January 31, 2011 - $7,196,000, February 1, 2010 - $4,833,000) have been capitalized as part of the cost of the NorthMet Project assets.

As the above assets are not in use, no amortization of these assets has been recorded to January 31, 2012.

At April 30, 2010, certain equipment was classified as assets held for sale. During the year-ended January 31, 2011, these assets were written down to fair value less estimated cost to sell, resulting in a loss of $520,000. During the quarter ended January 31, 2012 the assets were sold for a gain of $72,000.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

7.	Long Term Debt

Pursuant to Asset Purchase Agreement II (Note 6) the Company’s wholly owned subsidiary PolyMet US signed two notes payable to Cliffs in the amounts of $7,000,000 and $7,000,000, respectively.

The first note was interest bearing at the Wall Street Journal Prime Rate and was being paid in quarterly instalments equal to $250,000 with the first payment on December 31, 2006, with the balance repayable upon receipt of commercial financing, for total repayment of $7,000,000.

The second note was interest bearing at the Wall Street Journal Prime Rate and was being paid in quarterly instalments equal to $250,000 commencing on December 31, 2009 for total repayment of $7,000,000 with final payment due on December 31, 2011. No interest was payable on the second note until December 31, 2009. Accordingly it was fair valued, for balance sheet purposes, by discounting it at 8.25%, the rate of interest on the first note when it was entered.

If PolyMet were to default on individual elements of the transactions with Cliffs, the assets associated with the default could revert to Cliffs’ control.

Both of these notes were repaid in full in December 2011.

On June 30, 2011 PolyMet closed a $4,000,000 loan from Iron Range Resources & Rehabilitation Board ("IRRRB"), a development agency created by the State of Minnesota to stabilize and enhance the economy of northeastern Minnesota. At the same time, the Company exercised its options to acquire two tracts of land as part of a proposed land exchange with the U.S. Forest Service (“USFS”). The loan is secured by the land acquired, carries a fixed interest rate of 5% per annum, compounded annually, and is repayable on the earlier of June 30, 2016 or the date which the related land is exchanged with the USFS. PolyMet has issued warrants giving the IRRRB the right to purchase 400,000 shares of its common shares at $2.50 per share at any time until the earlier of June 30, 2016 the date the land is exchanged with the USFS and an alternate date as determined between the parties as the due date of the loan.

The Company has accounted for the IRRRB loan and the 400,000 common share warrants by allocating the $4,000,000 between the debt and the warrants by fair valuing the debt using a discount rate of 8% and allocating the residual of $550,124 to the warrants.

As at January 31, 2012, the outstanding long term debt was as follows:

	January	January 31,	February 1,
	31, 2012	2011	2010
Note payable	$3,450	$8,500	$10,499
Accrued interest and accretion	222	25	30
Total Debt	3,672	8,525	10,529
Less current portion	-	(6,750)	(2,000)

Long term debt	$3,672	$1,775	$8,529

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

8.	Environmental Rehabilitation Provision

As part of the consideration for the Cliffs Purchase Agreements (Note 6), the Company indemnified Cliffs for the liability for final reclamation and closure of the acquired property.

Federal, state and local laws and regulations concerning environmental protection affect the Company’s operations. Under current regulations, the Company is contracted to indemnify Cliff’s requirement to meet performance standards to minimize environmental impact from operations and to perform site restoration and other closure activities. The Company’s provisions for future site closure and reclamation costs are based on known requirements. It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments. The Company’s estimate of the present value of the obligation to reclaim the NorthMet Project is based upon existing reclamation standards at January 31, 2012 and under IFRS. Once the Company obtains its permit to mine the environmental and reclamation obligations will be direct with the governing bodies.

The Company’s best estimate of the environmental rehabilitation provision at January 31, 2012 was $22,836,000 (January 31, 2011 - $15,719,000, February 1, 2010 - $13,699,000). This best estimate was based upon an January 31, 2012 undiscounted future cost of $23.9 million (January 31, 2011 - $24.4 million, February 1, 2010 - $21.6 million) for the first Cliffs transaction and $2.0 million (January 31, 2011 - $2.1 million, February 1, 2010 - $2.0 million) for Cliffs II, an annual inflation rate of 2.00%, risk-free interest rate of 2.55%, a mine life of 20 years and a reclamation period of 9 years. The revision in estimated cash flow balance during the period of $7,894,000 is mostly due to the decrease in the risk-free interest rate from 4.33% to 2.55% during the period.

In April 2010, Cliffs entered into a consent decree with the Minnesota Pollution Control Agency (“MPCA”) relating to alleged violations on the Cliffs Erie Property. This consent decree required submission of Field Study Plan Outlines and Short Term Mitigation Plans, which have been approved by the MPCA. In April 2012, long-term mitigation plans were submitted to the MPCA for its review and approval, such approval remains outstanding to date. As part of its prior transactions with Cliffs (Note 6), PolyMet has agreed to indemnify Cliffs for certain on-going site environmental liabilities.

There is substantial uncertainty related to the cost of implementation of the Long Term Mitigation Plan related to uncertainty about applicable water quality standards, the engineering scope and cost of mitigation required to meet those standards, and responsibility for the financial liability. As such, the Company is unable to estimate the liability for the Long Term Mitigation Plan at January 31, 2012. Outcomes that are unfavorable to us could result in material additional liability. The Company has included its best estimate of the liabilities related to this consent decree in its environmental rehabilitation provision for the year ended January 31, 2012.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

8.	Environmental Rehabilitation Provision - Continued

Adjustments to the provision were as follows:

	Year ended	Year ended
	January 31,	January 31,
	2012	2011
Balance – beginning of year	$15,719	$13,699
Liabilities incurred	-	-
Liabilities discharged	(1,127)	(457)
Accretion expense	350	480
Revisions in estimated cash flows	7,894	1,997
Total environmental rehabilitation provision	22,836	15,719
Less current portion	(828)	(1,408)

Balance – end of year	$22,008	$14,311

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

9.	Glencore Financing

Details of fair value of the Glencore convertible debentures, as amended, were as follows:

	Year ended	Year ended
	January 31,	January 31,
	2012	2011
Balance – beginning of year	$27,631	$24,866
Fair value adjustment on refinancing	-	706
Accretion and accrued interest	1,387	2,059

Balance – end of year	$29,018	$27,631

Since October 31, 2008 the Company and Glencore have entered into a series of financing agreements and a marketing agreement whereby Glencore committed to purchase all of our production of concentrates, metal, or intermediate products on market terms at the time of delivery, for at least the first five years of production. PolyMet agreed to propose to shareholders the election of Stephen Rowland, a senior executive of Glencore, as a director and also appointed a senior member of Glencore's technical team to PolyMet's Technical Steering Committee. As a result of the series of financing transactions and the purchase by Glencore of PolyMet common shares previously owned by Cliffs, Glencore's current ownership of PolyMet comprises:

•	41,967,842 shares representing 23.6% of PolyMet's issued shares

•

$25 million initial principal floating rate secured debentures due September 30, 2014. Including capitalized interest as of March 31, 2012, these debentures are exchangeable at $1.50 per share into 19,510,196 common shares of PolyMet upon PolyMet giving Glencore notice that it has received permits necessary to start construction of the NorthMet project and availability of senior construction finance in a form reasonably acceptable to Glencore.

•	Glencore has subscribed to 5 million common shares at $2.00 per share no later than October 15, 2012.

•

Glencore holds warrants to purchase 5.6 million common shares at $1.50 per share at any time until December 31, 2015, subject to mandatory exercise if the 20-day Value Weighted Average Price (“VWAP”) of PolyMet common shares is equal to or greater than 150% the exercise price and PolyMet provides notice to Glencore that it has received permits necessary to start construction of the North Met Project and availability of senior construction finance, in a form reasonably acceptable to Glencore.

If Glencore were to exercise all of its rights and obligations under these agreements, it would own 72,078,038 common shares of PolyMet, representing 34.7% on a partially diluted basis.

2008 Agreement

On October 31, 2008, the Company entered into a financing with Glencore for an aggregate of $50 million floating rate secured debentures which were due on September 30, 2011 (the "Debentures") to be issued by PolyMet US, and guaranteed by the Company. The Debentures bear interest at 12-month US dollar LIBOR plus 4%, compounded quarterly. Interest is payable in cash or by increasing the principal amount of the Debentures, at PolyMet’s option, for payments on or before September 30, 2009, and at Glencore’s option thereafter. At January 31, 2012, $4,018,000 of interest had been added to the principal amount of the debt since inception. The Company has provided security on the Debentures covering all of the assets of PolyMet and PolyMet US, including a pledge of PolyMet’s 100% shareholding in PolyMet US. The due date of the Debentures was extended under the 2010 and 2011 Agreements.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

The Debentures were exchangeable into common shares of PolyMet, at Glencore’s option, at $4.00 per share. The Issuer could, at its option, prepay the Debentures if PolyMet’s shares trade at a 20-day volume weighted average price (“VWAP”) equal to or exceeding $6.00, at which time, and at Glencore’s option, Glencore could exchange the Debentures for common shares of PolyMet within 30 days in lieu of payment. Repayment between October 1, 2009 and September 30, 2010 would have been at 105% of the then outstanding principal of the Debentures, repayment between October 1, 2010 and September 30, 2011 would have been at 102.5% of the outstanding principal. The terms of exchange were amended under the 2011 Agreement.

$7.5 million of the Debentures were issued on October 31, 2008, an additional $7.5 million on December 22, 2008, $5 million on June 18, 2009 and $5 million on August 31, 2009.

Glencore’s commitment to purchase, and the Company’s commitment to issue, the final $25 million of Debentures was cancelled under the 2010 Agreement described below.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

On October 31, 2008, PolyMet issued to Glencore warrants (”Glencore Warrants”) to purchase 6.25 million common shares of PolyMet at $5.00 if exercised before the NorthMet Project entered into commercial production, or $6.00 thereafter. The Glencore Warrants were amended under the 2009 Agreement and cancelled under the 2010 Agreement described below.

The Company accounted for the initial $7.5 million of the Debentures and the Glencore Warrants by allocating the $7.5 million to the warrants and debt based on their fair values, with the residual attributed to the exchangeable feature of the debt. The debt was fair valued using the difference between 9% and the 12 month LIBOR rate at October 31, 2008 plus 4% (7.2075%). Costs related to the financing of $652,000 were recorded against the convertible debt.

The Company accounted for the second, third and fourth advances of $7.5 million, $5 million and $5 million, respectively, of the Debentures by allocating the principal amounts to the debt based on its fair value and the residual to the exchangeable feature of the debt. The debt was fair valued using the difference between 9% and the 12 month LIBOR rate at October 31, 2008 plus 4% (7.2075%). Costs related to the financings of $43,000, $16,000 and $12,000, respectively, were recorded against the convertible debt.

2009 Agreement

On November 17, 2009, the Company agreed to modify certain terms of the above transaction. Under the new terms the Glencore Warrants entitled Glencore to purchase 6.25 million common shares of PolyMet at $3.00 at any time on or before September 30, 2011. The incremental $158,000 increase in the fair value of the warrants due to the warrant exchange was debited to warrant amendment expense and credited to the warrants and share-based payment reserve. These warrants were cancelled as part of the November 2010 agreements described below.

On November 17, 2009, PolyMet agreed to modify the terms of the final $25 million Tranche E of the $50 million Debenture with Glencore such that Tranche E, if drawn, could be exchanged at $2.65 per share. The first four tranches totalling $25 million (excluding capitalized interest) that had already been drawn would continue to be exchangeable at $4.00 per share.

On November 17, 2009 PolyMet agreed to sell 9,433,962 common shares of the Company to Glencore at $2.65 per share for gross proceeds of $25 million. Closing and funding occurred in two transactions. On November 24, 2009, the Company closed the first tranche of 3,773,585 common shares at $2.65 per share for gross proceeds of $10 million. On January 26, 2010, the Company closed the second tranche of 5,660,377 common shares at $2.65 per common share for gross proceeds of $15 million. Transactions costs for these two financings totalled $499,000.

2010 Agreement

On November 12, 2010, the Company renegotiated its debenture financing from Glencore. The agreed amendments to the debenture financing were as follows:

•

The maturity date of the $25 million in outstanding debentures, plus interest, was extended from September 30, 2011 to September 30, 2012. The Issued Debentures continued to be exchangeable into common shares of PolyMet at $4.00 per share, as agreed to in 2008.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

9.	Glencore Financing - Continued

•

Cancellation of Glencore’s commitment to purchase, and the Company’s commitment to issue, $25 million of Tranche E Debentures which were to be issued upon publication of the Final Environmental Impact Statement, receipt of a term sheet for construction financing, and other customary conditions.

•	Cancellation of warrants to purchase 6.25 million common shares of PolyMet at $3.00 per share at any time until September 30, 2011 issued to Glencore in connection with the Debentures, and

•

Issuance of warrants (the "2010 Warrants") to purchase 3 million common shares of PolyMet at $2.00 per share at any time until December 31, 2015, issued to Glencore in consideration of the amendments listed above. The terms of these warrants were amended under the 2011 Agreement.

On November 12, 2010, the Company entered into a definitive agreement with Glencore to sell to Glencore in a private placement 15 million common shares at $2.00 per share for gross proceeds of $30 million, before deducting estimated offering expenses. Completion of the sale of these shares and funding occurred or are expected to occur in the following three tranches subject, in each case, to certain closing conditions:

•	Tranche 1 of $10 million (closed on January 17, 2011);

•	Tranche 2 of $10 million (closed on July 15, 2011), and

•

Tranche 3 of $10 million will close on the earlier of (i) the date of the Company’s funding requirement as set forth in a budget agreed between PolyMet and Glencore, ii) within ten business days following receipt by PolyMet of key permits, in a form reasonably acceptable to Glencore, that will enable the start of construction of the Project, and iii) October 15, 2012.

Glencore was also granted a right of first refusal to provide all material financings, subject to regulatory approval as long as it owns 10% or more of the issued and outstanding shares of PolyMet. As long as Glencore owns more than 5% of the issued and outstanding shares of PolyMet, it has the right to participate in any equity-related financing to maintain its partially diluted ownership interest (currently 23.6% of issued and 34.7% on a partially diluted basis).

In accordance with IFRS, the November 12, 2010 transaction has been accounted for as an extinguishment of the existing convertible debt at that date with a book value of $26.546 million and reissuance of new convertible debt. Therefore all of the costs associated with the transaction have been recorded as a non-cash expense in the statement of loss and comprehensive loss of $2.931 million, comprising:

•	The change in fair value of the conversion feature resulting from its term being extended from September 30, 2011 to September 30, 2012 of $1.633 million;

•

The difference in fair value between the warrants to purchase 6.25 million common shares at $3.00 per share exercisable until September 30, 2011 and the warrants to purchase 3 million common shares at $2.00 per share exercisable until December 31, 2015 of $3.217 million;

•	The amounts of discount and deferred costs remaining to be accreted and amortized over the life of the debt of $706,000, less

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

9.	Glencore Financing - Continued

•	The premium of $2.625 million resulting from the price of the common shares sold or to be sold to Glencore compared with the market price at the time of the arrangement.

The $875,000 of premium attributable to the first tranche of the financing was debited to share capital and credited to equity reserves – share premium in fiscal 2011 and the $875,000 of premium attributable to the second tranche of the financing was debited to share capital and credited to equity reserves share premium in fiscal 2012.

2011 Agreement

On November 30, 2011, PolyMet and Glencore entered into a definitive agreement to:

•

Sell in a private placement to Glencore, 13,333,333 common shares at $1.50 per share for gross proceeds of $20 million (before deducting offering expenses) and issue to Glencore warrants (the 2011 Warrants) to purchase 2,600,000 common shares of PolyMet at $1.50 per share at any time until December 31, 2015, subject to mandatory exercise if the 20-day Value Weighted Average Price (“VWAP”) of PolyMet shares is equal to or greater than 150% the exercise price and PolyMet provides notice to Glencore that it has received permits necessary to start construction of the North Met Project and availability of senior construction finance, in a form reasonably acceptable to Glencore. Following satisfaction of the conditions for mandatory exercise, if Glencore does not elect to exercise the 2011 Warrants, the 2011 Warrants will expire. Approximately $7.0 million of the proceeds from the sale of these shares were used to repay outstanding notes (including interest) to Cliffs Natural Resources Inc. (Note 7);

•

Extend the term of the $25 million initial principal debentures from September 30, 2012 to the earlier of i) PolyMet giving Glencore ten days notice that PolyMet has received permits necessary to start construction of the NorthMet project and availability of senior construction finance, in a form reasonably acceptable to Glencore (the "Early Maturity Event"), and ii) September 30, 2014, on which date all principal and interest accrued to such date will be due and payable. Glencore has the right to exchange some or all of the debentures at any time. Upon occurrence of the Early Maturity Event, the initial principal and capitalized interest will be exchanged into common shares of PolyMet at $1.50 per share, and

•

Amend the terms of the warrants issued to Glencore in 2010 (the "2010 Warrants”) to conform to the 2011 Warrants, giving Glencore the right to acquire 3,000,000 common shares of PolyMet at $1.50 per share at any time until December 31, 2015, subject to mandatory exercise if the 20-day VWAP of PolyMet shares is equal to or greater than 150% the exercise price and PolyMet provides notice to Glencore that it has received permits necessary to start construction of the North Met Project and availability of senior construction finance, in a form reasonably acceptable to Glencore. Following satisfaction of the conditions for mandatory exercise, if Glencore does not elect to exercise the 2010 Warrants, the 2010 Warrants will expire.

The transactions closed on December 6, 2011.

The December 6, 2011 transaction has been accounted for as a modification of the existing convertible debt at that date with a book value of $28.779 million. Therefore all of the costs associated with the transaction have been recorded within Share Capital, comprising:

•	The change in fair value of the conversion feature resulting from its term being extended from September 30, 2012 to September 30, 2014 of $2.400 million;

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

9.	Glencore Financing - Continued

•

The difference in fair value between the warrants to purchase 3 million common shares at $2.00 per share exercisable until December 31, 2015 and the warrants to purchase 3 million common shares at $1.50 per share exercisable until December 31, 2015 of $177,000;

•	The fair value of the warrants to purchase 2.6 million common shares at $1.50 per exercisable until December 31, 2015 of $1.708 million, less

•	The premium of $4.667 million results from the agreed upon price of the common shares of $1.50 per share, compared with the market price at the time of the arrangement.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

10.	Share Capital

	a)	Share Issuances for Cash

On July 15, 2011, the Company closed the second tranche of its equity financing with Glencore for 5,000,000 common shares at $2.00 per share for gross proceeds of $10 million (Note 9). Transaction costs for the financing were $22,000. For accounting purposes, the $875,000 was allocated to equity reserves to reflect the premium per share received over the regulatory approved minimum price protection per share.

On December 6, 2011, the Company closed an equity financing with Glencore for 13,333,333 commons shares at $1.50 per share for gross proceeds of $20 million (Note 9). Transaction costs for the financing were $171,000.

During the year ended January 31 2012, the Company issued 1,185,000 shares (January 31, 2011 – 845,000) pursuant to the exercise of share options for total proceeds of $902,000 (January 31, 2011 - $808,000).

	b)	Share Options and Restricted Shares

Effective May 25, 2007, the Company adopted an Omnibus Share Compensation Plan (“Share Option Plan”), which was approved by the Company’s shareholders’ on June 27, 2007. The Share Option Plan covers the Company’s employees, directors, officers and consultants. The options are granted for varying terms ranging from two to seven years. The maximum number of common shares under the share option plan shall not exceed (i) 10% of the outstanding common shares of the Company at the time of granting of the options and (ii) 18,592,888 common shares of the Company, of which 3,967,500 common shares are reserved for issuance as awards other than options including the bonus shares (Note 16a)) and the restricted shares noted below.

Details of share option activity were as follows:

	January 31, 2012	January 31,
		2011
Outstanding - Beginning of period	11,630,000	13,075,000
Granted	750,000	300,000
Forfeited	-	(900,000)
Exercised	(1,185,000)	(845,000)

Outstanding - End of period	11,195,000	11,630,000

The weighted average share price on the dates the above options were exercised was $1.78 in the current year (prior year - $1.74) .

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

10.	Share Capital - Continued

	b)	Share Options and Restricted Shares - Continued

As at January 31, 2012, the following director, officer, consultant and employee share options were outstanding:

			Number of
	Exercise Price	Exercise Price	options
Expiry Date	(US$)	(CDN$)	outstanding
March 30, 2012	0.65*	0.65	50,000
May 1, 2012	0.85*	0.85	135,000
June 15, 2012	0.94*	0.94	40,000
September 19, 2012	1.35*	1.36	1,240,000
October 24, 2012	1.20*	1.20	200,000
December 5, 2012	1.15*	1.15	125,000
March 20, 2013	2.75*	2.76	2,400,000
June 19, 2013	2.96*	2.97	325,000
September 1, 2013	3.81*	3.82	300,000
September 22, 2013	3.50*	3.51	75,000
January 5, 2014	3.29*	3.30	525,000
February 13, 2014	2.99		1,250,000
March 12, 2014	2.92		250,000
March 23, 2014	2.89		50,000
September 4, 2014	3.00		360,000
December 12, 2014	3.05		205,000
January 11, 2015	3.03		70,000
January 31, 2015	2.87		100,000
February 15, 2015	2.72		500,000
June 2, 2015	3.92		100,000
July 30, 2015	3.22		175,000
January 30, 2016	0.82		585,000
February 17, 2016	0.82		910,000
October 15, 2016	2.67		115,000
January 8, 2017	3.54		60,000
January 25, 2018	2.17		300,000
March 10, 2018	2.04		750,000
Weighted average exercise price and total number of options outstanding	2.32		11,195,000

* For information purposes, those options issued in Canadian dollars have been translated to the Company’s reporting currency using the exchange rate as at January 31, 2012.

As at January 31, 2012 all options had vested and were exercisable, with the exception of 1,812,500, which vest upon completion of specific targets.

Subsequent to year end, on March 8, 2012, the Company granted 1,150,000 options to certain independent directors and management with an average exercise price of USD$1.19 per option.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

10.	Share Capital - Continued

	c)	Share-Based Compensation

During the year ended January 31, 2012, the Company granted 750,000 options to directors with an average exercise price of $2.04 per option. The fair value of these options was estimated at the date of grant using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Risk-free interest rate	1.71%
Expected dividend yield	Nil
Expected forfeiture rate	Nil
Expected share price volatility	75.18%
Expected option life in years	1.40

The expected forfeiture rate reflects the Company's expectations that its key staff and directors who have received incentive options will continue to work for the Company. The Company has no current plans to reduced staffing levels and anticipates that the likelihood of resignations will diminish as the permitting process proceeds.

The weighted fair value of options granted during the period was $0.68. Option pricing models require the input of highly subjective assumptions including the estimate of the share price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s share options.

During the year ended January 31, 2012, the Company recorded $962,000 for share-based compensation in its accounts as an expense of $625,000 and as a debit to mineral property, plant and equipment of $337,000, with the offsetting entries to warrants and share-based payment reserve.

During the year ended January 31, 2012, the Company granted bonuses comprising 327,500 restricted shares for U.S. employees and consultants and restricted share units for Canadian employees and consultants. 50% of each award to be issued upon receipt of permits and the balance to be issued upon the start of production. The restricted shares had a fair value of $668,000 which is being amortized over the vesting periods. During the current year, the Company recorded $274,000 for share-based compensation relating to these units in its accounts as an expense of $95,000 and as a debit to mineral property, plant and equipment of $179,000, with the offsetting entries to warrants and share-based payment reserve. These amounts are included in the totals in the preceding paragraph. 259,000 shares of the restricted shares were issued in trust to a third party.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

10.	Share Capital - Continued

	c)	Share Based Compensation - Continued

During the year ended 31 January 2011, the Company granted 300,000 options to directors, officers, consultants and employees with an average exercise price of USD$2.20 per option. The fair value of these options was estimated at the date of grant using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Risk-free interest rate	1.68%
Expected dividend yield	Nil
Expected share price volatility	64.79%
Expected option life in years	1.50

The weighted fair value of options granted during the period was $0.73. Option pricing models require the input of highly subjective assumptions including the estimate of the share price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s share options.

During the year ended 31 January 2011, the Company recorded $275,000 for share based compensation in its accounts as an expense of $93,000 and a debit to mineral property, plant and equipment of $182,000, with the offsetting entries going to contributed surplus. During the year ended 31 January 2011, the Company also recorded a debit to contributed surplus and a credit to share based compensation expense of $212,000 to reverse prior accounting for share options which had yet to vest and were forfeited in the period.

During the year ended 31 January 2010, the Company granted 1,585,000 options to directors, officers, consultants and employees with an average exercise price of USD$1.14 per option. The fair value of these options was estimated at the date of grant using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Risk-free interest rate	1.30% to 1.69%
Expected dividend yield	Nil
Expected share price volatility	81.97% to 107.32%
Expected option life in years	2.33

The weighted fair value of options granted during the period was $0.56. Option pricing models require the input of highly subjective assumptions including the estimate of the share price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s share options.

During the year ended 31 January 2010, the Company recorded $1,240,000 for share based compensation in its accounts as an expense of $915,000 and a debit to mineral property, plant and equipment of $325,000, with the offsetting entries going to contributed surplus. The total for the year included the amortization of the fair value cost of existing share options and the impact of the two year extension of the term of all options outstanding at 24 June 2009 ($339,000).

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

10.	Share Capital - Continued

	d)	Warrants and Share-Based Payment Reserve

The warrants and share-based payment reserve represents accumulated share-based compensation expense and warrants issued, reduced by the fair value of the share options and warrants exercised.

Details were as follows:

	Year ended	Year ended
	January 31,	January 31,
	2012	2011
Balance – Beginning of year	$37,920	$37,591
Fair value of share-based compensation	962	63
Refinancing of convertible debt (Note 9)	4,285	2,225

Bonus Shares for Milestones 4 cost amortization (Note 16a))	1,235	1,593
Forfeiture of Bonus Shares for Milestone 4 (Note 16a))	-	(1,682)
Deferred income tax charge (Note 10e)	(657)	(1,390)
Long-term debt – warrants to IRRRB (Note 10e))	550	-
Fair value of share options and warrants exercised	(663)	(480)
Balance – End of year	$43,632	$37,920

e)	Share Purchase Warrants

Details of share purchase warrant activity were as follows:

	January 31, 2012		January 31, 2011
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Warrants	Price	Warrants	Price

Warrants outstanding - beginning of year	7,010,000	4.00	15,202,046	3.74
Expired (Note 10e))	(4,010,000)	5.00	(4,942,046)	3.23
Cancelled (Note 9)	-	-	(6,250,000)	3.00
Amended (Note 9)	(3,000,000)	2.00	-	-
Amended (Note 9)	3,000,000	1.50	-	-
Issued (Notes7 and 9)	3,000,000	1.63	3,000,000	2.00
Warrants outstanding – end of year	6,000,000	1.57	7,010,000	4.00

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

10.	Share Capital - continued

	e)	Share Purchase Warrants

On April 17, 2007, the Company issued 7,500,000 warrants in connection with a non-brokered private placement financing of 15 million units at $2.75 per unit, with each unit comprising one common share and one-half of one warrant. Each whole warrant was exercisable into a common share at a price of $4.00 at any time until October 13, 2008. In connection with the private placement, the Company has paid finders’ fees including an additional 520,000 broker warrants having the same terms as the warrants described above.

On October 10, 2008, the Company announced that it received the consent from the holders of more than two-thirds of the 8,020,000 warrants issued as part of the April 2007 private placement to exchange those warrants into:

•	4,010,000 warrants, each warrant entitling the holder to purchase one share of PolyMet common shares at $3.00 per share at any time until October 13, 2009, and

•

4,010,000 warrants, each warrant entitling the holder to purchase one share of PolyMet common shares at $5.00 if exercised before the NorthMet Project commenced commercial production, or $6.00 thereafter and prior to August 31, 2011.

The incremental $544,000 increase in the fair value of the warrants due to the warrant exchange was debited to warrant amendment expense and credited to the warrants and share-based payment reserve in the year ended January 31, 2009.

In October and November 2009, the Company received the consent from holders of more than two-thirds of the above warrants to, in two steps, exchange the 4,010,000 warrants due to expire on October 13, 2009 for 4,010,000 warrants, each warrant entitling the holder to purchase one share of PolyMet common shares at $3.00 per share at any time until December 31, 2010, with certain provisions for acceleration. The incremental $4,762,000 increase in the fair value of the warrants due to the warrant exchange was debited to warrant amendment expense and credited to the warrants and share-based payment reserve.

Warrants to purchase 167,954 common shares of PolyMet were exercised in the year ended January 31, 2010. On December 31, 2010, the unexercised warrants, to purchase 3,842,046 common shares of PolyMet at $3.00 per share, expired. The Company recorded a deferred income tax charge as the expiration of the warrants triggered a capital gain for tax purposes which was offset by the application of tax losses carried forward resulting in a credit of $1,219,000.

On August 31, 2011, the unexercised warrants, to purchase 4,010,000 common shares of PolyMet at $5.00 per share if exercised before the NorthMet Project has produced a cumulative total of 20,000 metric tonnes of concentrate, or $6.00 thereafter, expired. The Company recorded a deferred income tax charge as the expiration of the warrants triggered a capital gain for tax purposes which was offset by the application of tax losses carried forward resulting in a credit of $657,000.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

10.	Share Capital - continued

	e)	Share Purchase Warrants - continued

On October 31, 2008, the Company issued 6,250,000 warrants ("Purchase Warrants") to Glencore as partial consideration under the financing agreement described in Note 9. The warrants entitled Glencore to purchase 6.25 million common shares of PolyMet at $5.00 if exercised before the NorthMet project has produced a total of 20,000 metric tonnes of concentrate, or $6.00 thereafter. The warrants would have expired on September 30, 2011.

On November 17, 2009, the Company amended the terms such that the Purchase Warrants entitled Glencore to purchase 6,250,000 common shares of PolyMet at $3.00 and expire on September 30, 2011.

On November 12, 2010, the Company cancelled warrants giving Glencore the right to purchase 6,250,000 common shares of PolyMet at $3.00 at any time until September 30, 2011 and issued warrants giving Glencore the right to purchase 3,000,000 common shares of PolyMet at $2.00 at any time until December 31, 2015, in consideration of the amendments to the debenture agreements.

On December 6, 2011, PolyMet issued to Glencore warrants (the 2011 Warrants) to purchase 2,600,000 common shares of PolyMet at $1.50 per share at any time until December 31, 2015, subject to mandatory exercise if the 20-day VWAP of PolyMet shares is equal to or greater than 150% the exercise price and PolyMet provides notice to Glencore that it has received permits necessary to start construction of the North Met Project and availability of senior construction finance, in a form reasonably acceptable to Glencore. Following satisfaction of the conditions for mandatory exercise, if Glencore does not elect to exercise the 2011 Warrants, the 2011 Warrants will expire. On that same date, the Company agreed to amend the terms of the warrants issued to Glencore in 2010 (the "2010 Warrants”) to conform to the 2011 Warrants, giving Glencore the right to acquire 3,000,000 common shares of PolyMet at $1.50 per share at any time until December 31, 2015, subject to mandatory exercise if the 20-day VWAP of PolyMet shares is equal to or greater than 150% the exercise price and PolyMet provides notice to Glencore that it has received permits necessary to start construction of the North Met Project and availability of senior construction finance, in a form reasonably acceptable to Glencore. Following satisfaction of the conditions for mandatory exercise, if Glencore does not elect to exercise the 2010 Warrants, the 2010 Warrants will expire. Note 9 - 2011 Agreement.

On June 30, 2011 PolyMet closed a $4,000,000 loan (Note 7 – also includes use of proceeds) from Iron Range Resources & Rehabilitation Board ("IRRRB"). In consideration for making of the loan to the Company, PolyMet has issued warrants giving the IRRRB the right to purchase 400,000 common share of the Company at $2.50 per share at any time until the earlier of June 30, 2016 or one year after permits are received.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

10.	Share Capital - continued

	e)	Share Purchase Warrants - continued

On October 31, 2006, the Company issued 600,000 warrants to BNP Paribas Loan Services as partial consideration under the agreement described in Note 16b). These warrants had an exercise price of $4.00 per share and expired on October 30, 2010. The fair value of these warrants was $1,197,000. Further, upon delivering a bona fide offer of project financing, warrants to purchase an additional 500,000 shares of the Company at a price of $4.00 per share at any time prior to October 30, 2010 would have vested. All of these warrants expired on October, 30 2010. The Company recorded a deferred income tax recovery as the expiration of the warrants triggered a capital gain for tax purposes which was offset by the application of tax losses carried forward resulting in a credit of $171,000.

11.	Finance Income and Costs

Finance income and costs for the years ended January 31, 2012 and 2011 were comprised of:

	2012	2011
Interest (income) expense	$1	$19
Accretion of environmental rehabilitation provision	350	480
Finance income and costs	$351	$499

12.        Supplemental Disclosure With Respect to Statements of Cash Flows

During the years ended January 31, 2012 and 2011 the Company entered into the following non-cash investing and financing activities:

	2012	2011
Changes in trade payables and accrued liabilities related to investing activities	$998	$176
Accretion and accrued interest	1,387	2,059
Deferred income tax recovery	(657)	(1,390)
Share-based compensation	962	63
Milestone 4 bonus share cost amortization	1,235	(98)

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

13.        Related Party Transactions

The Company conducted transactions with key management personnel, comprising of certain members of senior management, officers, directors and persons or companies related to these individuals, and paid or accrued amounts during the years ended January 31, 2012 and 2011, as follows:

	2012	2011
Wages and other short-term benefits	$950	$825
Termination benefits	-	-
Other long-term benefits	32	21
Commission on sale of used drill	200
Share-based compensation	738	-

Total	$1,920	$846

The amounts charged to the Company for the services provided have been determined by negotiation among the parties.

Included in key management compensation were consulting fees of $nil paid during the year ended January 31, 2012 (January 31, 2011 - $59,000) to Dr. Dreisinger, a director of the Company, primarily in connection with activities related to the processing / technical side of the NorthMet project and related expenses (the latter were supported by invoices and receipts). The consulting fees were based on a monthly fee of Canadian $5,500 plus general sales tax. Throughout the term of his engagement, Dr. Dreisinger conducted in-person and telephonic meetings with Mr. William Murray, then the Company’s Executive Chairman, and other members of management at which he provided both verbal and written updates on the status of test work and made recommendations for future activities. These meetings occurred approximately every two to three weeks for the past six years.

The agreement with Dr. Dreisinger was entered into at a time when the Company’s current business plans were being formulated and were month to month and oral in nature. The agreement was approved by Mr. William Murray. It was discussed with the Company’s board of directors who did not consider that a formal approval and written contract was necessary at that time. The Company believes that the contract was at terms at least as good as could be obtained from third parties. The agreement with Dr. Dreisinger was terminated effective January 31, 2011.

During the quarter ended January 31, 2012, PolyMet sold a used drill for $3.69 million. A company controlled by a Director of PolyMet received a commission of $200,000 related to this sale.

As a result of Glencore’s ownership of 23.6% of the Company it is also a related party. Transactions with Glencore are described in notes 9 and 16d.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

14.	Income Taxes

	a)	Income tax expense

The provision for income taxes reported differs from the amount computed by applying cumulative Canadian federal and provincial income tax rates to the loss before the tax provision due to the following:

	2012	2011
Net loss	$(3,045)	$(6,692)
Statutory tax rate	26.5%	28.5%
Recovery of income taxes computed at statutory rates	(807)	(1,907)
Difference in foreign tax rates	(118)	(320)
Non-deductible loss on refinancing with Glencore		835
Other non-deductible items and other	268	2
Deferred income tax recovery	$(657)	$(1,390)

b)	Deferred tax assets have not been recognized in respect of the following items:

	2012	2011
Non-capital losses and other future tax deductions	$20,307	$16,278
Mineral properties, deferred development and capital assets	(3,263)	(3,556)
Other assets	157	112
Unrecognized deferred income assets	$17,201	$12,834

As at January 31, 2012, the Company had deductible temporary differences for which deferred tax assets have not been recognized because it is not probable that future profit will be available against which the Company can utilize the benefits.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

14.	Income Taxes - Continued

As of January 31, 2012, the Company has Canadian loss carry forwards of approximately $7.7 million (2011 - $10.3 million) and US loss carry forwards of approximately $48.4 million (2011 - $39.9 million) available to reduce future years’ income for tax purposes. The Company recognizes the benefit of tax losses only to the extent of anticipated future taxable income in relevant jurisdictions. The tax loss carry forwards expire as follows:

Expiry of Tax Losses	Amount
January 31, 2019	$835
January 31, 2020	693
January 31, 2021	827
January 31, 2022	937
January 31, 2023	859
January 31, 2024	655
January 31, 2025	945
January 31, 2026	3,277
January 31, 2027	7,606
January 31, 2028	6,445
January 31, 2029	6,180
January 31, 2030	8,195
January 31, 2031	10,170
January 31, 2032	8,446
$56,070

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

15.       Segmented Information

The Company is in the permitting stage of developing its mineral properties in the U.S. and provides for its financing and administrative functions at the head office located in Canada. Segmented information on a geographic basis was as follows:

January 31, 2012	Canada	U.S.	Consolidated
Cash and equivalents	$15,850	$1,628	$17,478
Mineral Property, Plant and Equipment	$19	$170,670	$170,689
Identifiable assets	$16,235	$173,336	$189,571
Total Liabilities	$29,333	$27,872	$57,205
Deferred income tax recovery	$(657)	$-	$(657)
Segment operating loss	$2,020	$1,025	$3,045

January 31, 2011	Canada	U.S.	Consolidated
Cash and equivalents	$10,023	$338	$10,361
Asset held for sale	$-	$3,420	$3,420
Mineral Property, Plant and Equipment	$39	$141,896	$141,935
Identifiable assets	$9,010	$147,726	$156,736
Total liabilities	$27,905	$26,414	$54,319
Financing cost write-off	$1,830	$-	$1,830
Loss (gain) on asset held for sale	$-	$520	$520
Deferred income tax recovery	$(1,390)	$-	$(1,390)
Segment operating loss	$5,031	$1,631	$6,662

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

16.	Commitments and Contingencies

a)

The Company has instituted a share bonus plan as part of its employment, management and consulting contracts for key directors, management and project personnel. This bonus plan adds incentive for key personnel to reach certain prescribed milestones required to reach commercial production at the NorthMet Project. As at January 31, 2012, the Company had received shareholder approval of the Bonus Shares for Milestones 1 to 4 and regulatory approval for Milestones 1, 2 and 3. Milestone 4 is subject to regulatory approval. To January 31, 2012, 5,240,000 shares have been issued for the achievement of Milestones 1, 2 and 3.

The summary of the share bonus plan is as follows:

	Bonus Shares
Milestone 1	1,590,000	issued
Milestone 2	1,300,000	issued
Milestone 3	2,350,000	issued
Milestone 4	3,640,000	(i) and (ii)

(i)	Milestone 4 – Commencement of commercial production at the NorthMet Project at a time when the Company has not less than 50% ownership interest.

(ii)

At the Annual General Meeting of shareholders of the Company, held on June 17, 2008, the disinterested shareholders approved the bonus shares for Milestone 4. The bonus shares allocated to Milestone 4 are valued at $3.80, the Company’s closing trading price on June 17, 2008.

During the year ended January 31, 2012, the Company recorded $1,235,000 related to Milestone 4 (January 31, 2011 – $(89,000), these amounts were capitalized to Mineral Property, Plant and Equipment. The fair value of these unissued bonus shares is being amortized, over its expected life, until the estimated date of issuance. The prior year period reversal includes $1,682,000 representing the forfeiture of entitlement to bonus shares by individuals upon resignation or not continuing to stand as Directors of the Company.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

16.	Commitments and Contingencies - Continued

b)

On October 31, 2006 the Company entered into an agreement with BNP Paribas Loan Services (“BNPP”) whereby BNPP agreed to advise and assist PolyMet in all aspects of preparation for construction finance. As part of this agreement, BNPP was issued warrants to purchase 600,000 of the Company’s common shares at a price of $4.00 per share at any time prior to October 30, 2010. The fair value of these warrants was $1,197,000. Further, upon delivering a bona fide offer of project financing, warrants to purchase an additional 500,000 shares of the Company at a price of $4.00 per share at any time prior to October 30, 2010 would vest. As part of the agreement, PolyMet would also pay BNPP a monthly fee for its advice and assistance and pay the costs for BNPP’s independent engineers. The Company decided to review alternatives for construction financing and decided not to renew its agreement with BNPP which expired on July 31, 2010. As such, the $1,830,000, $1,197,000 of which was non-cash related to the fair value of warrants issued, recorded as a deferred financing cost asset was written off to the consolidated statement of loss and comprehensive loss in the year ended January 31, 2011.

c)

On October 13, 2008, the Company entered into a collateral pledge agreement wherein it pledged a used drill rig which it owned against amounts due to a supplier for rebuilding the drill rig. The drill rig was reclassified as held for sale and was sold in January 2012 and PolyMet was released from the collateral pledge agreement.

d)

On October 31, 2008, the Company entered into agreements with Glencore wherein Glencore will provide marketing services covering concentrates, metal, or intermediate products at prevailing market terms for at least the first five years of production.

e)

On January 31, 2012, the Company had outstanding commitments related to equipment, rent, consultants and the environmental review process of approximately $2.2 million almost all of which is due over the next year.

f)

At January 31, 2012 the Company had non-binding commitments of $381,000, all due in the current year, to pay options to maintain its right to acquire certain lands that it will need at permitting. These lands include land that the Company expects to exchange with the USFS for surface rights at the mine site and land for wetland credits.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

16.	Commitments and Contingencies - Continued

g)	The following table lists the known accounts payable and debt at January 31, 2012:

	Payments due by period (US$000’s)
	Total	Less than 1	1 – 3 years	3 – 5 years	More than 5
Contractual Obligations		year			years
Trade payables and accrued liabilities	$1,679	$1,679	$-	$-	$-
Long-term debt obligations	38,146	-	33,132	5,014	-
Environmental rehabilitation provision	25,828	828	582	538	23,880
Firm Commitments	2,200	2,145	55	-	-
Total	$67,853	$4,652	$33,769	$5,552	$23,880

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

17.	Financial Instruments and Risk Management

The carrying values of the Company’s financial instruments are classified into the following categories:

	January 31,	January 31,
	2012	2011

Loans and Receivables (1)	$17,478	$10,361
Available-for-sale	30	66
Other loans and receivables	440	318
Other financial liabilities (2)	34,369	38,600

(1)	Includes cash and equivalents.
(2)	Includes trade payables and accrued liabilities, convertible debt and long term debt.

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies.

Risks Arising from Financial Instruments and Risk Management

The Company’s activities expose it to a variety of financial risks: market risk (including currency), credit risk, liquidity risk, interest rate risk and investment risk. Reflecting the current stage of development of the Company’s NorthMet Project, PolyMet’s overall risk management program focuses on facilitating the Company’s ability to continue as a going concern and seeks to minimize potential adverse effects on PolyMet’s ability to execute its business plan.

Risk management is the responsibility of executive management. Material risks are identified and monitored and are discussed with the audit committee and the board of directors.

Currency Risk

The Company incurs expenditures in Canada and in the United States. The functional and reporting currency of the Company and its subsidiary is the United States dollar. Foreign exchange risk arises because the amount of Canadian dollar cash and equivalents, trade and other receivables, investment or trade payables and accrued liabilities will vary in United States dollar terms due to changes in exchange rates.

As the majority of the Company’s expenditures are in United States dollars, the Company has kept a significant portion of its cash and equivalents in United States dollars. The Company has not hedged its exposure to currency fluctuations.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

17.	Financial Instruments and Risk Management - Continued

As at January 31, 2012, the Company was exposed to currency risk through the following assets and liabilities denominated in Canadian dollars:

	January 31,	January 31,
	2012	2011

Loans and Receivables (1)	$305	$554
Available-for-sale	30	66
Other loans and receivables	95	102
Other financial liabilities (2)	(239)	(192)
	$191	$530

(1)	Includes cash and equivalents.
(2)	Includes trade payables and accrued liabilities.

Based on the above net exposures, as at January 31, 2012, a 10% change in the Canadian / United States exchange rate would have impacted the Company’s loss by $19,000.

Credit Risk

Credit risk arises on cash and equivalents held with banks and financial institutions, as well as credit exposure on outstanding trade and other receivables. The maximum exposure to credit risk is equal to the carrying value of the financial assets of $17,918,000.

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

Interest Rate Risk

Interest rate risk arises on cash and equivalents and long term debt and fluctuations in the related interest rates. The Company has not hedged any of its interest rate risk.

As at January 31, 2012, the Company was exposed to interest rate risk through the following assets and liabilities:

	January 31,	January 31,
	2012	2011
Loans and receivables (1)	$17,478	$10,361
Other financial liabilities (2)	32,690	36,156

(1)	Includes cash and equivalents.
(2)	Represents long term debt (Note 7) and convertible debt (Note 9).

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

17.	Financial Instruments and Risk Management - Continued

Investment Risk

The Company’s investment in the common shares of a publicly traded Canadian mining company bears investment risk. The maximum exposure to investment risk is equal to the carrying value of the investment.

The Company's investment in the NorthMet Project (Note 6) is also at risk since the NorthMet Project is pledged in part as security to Cliffs and otherwise is pledged wholly as security to Glencore.

As at January 31, 2012, the Company was exposed to investment risk through the following assets:

	31 January	31 January
	2012	2011

Available-for-sale (1)	$30	$66

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

Loans and receivables are recorded at face value. Trade and other receivables are short-term in nature and represent the initial price of the good or service. Long term and convertible debt have been fair valued using assumptions with respect to interest rates relevant to similar debt taking into account the collateral involved.

The fair values of the Company's financial assets, loans and receivables and trade and other receivables approximate their carrying amounts. The Company’s investment is valued using quoted market prices in active markets, obtained from securities exchanges and accordingly is Level 1 in the fair value hierarchy.

The fair value of the Company's trade payables and accrued liabilities, long term debt and convertible debt approximate their carrying amounts.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

17.	Financial Instruments and Risk Management - Continued

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

Although the Company plans to have the resources to carry out its plans and operations through January 31, 2013, it does not currently have sufficient capital to meet its estimated project capital expenditure requirements and is currently in discussions to arrange sufficient capital to meet these requirements.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

18.	Transition to IFRS

These are the Company’s first consolidated financial statements prepared in accordance with IFRS.

The accounting policies set out in Note 3 have been applied in preparing the financial statements for the year ended January 31, 2012, the comparative information presented in these financial statements for the year ended January 31, 2011 and in the preparation of an opening IFRS balance sheet at February 1, 2010, the Company’s date of transition.

For its opening IFRS balance sheet, the Company has adjusted amounts previously reported in financial statements prepared using Canadian GAAP. An explanation of how the transition from Canadian GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is provided in the following footnotes and tables.

	a)	Initial Elections Upon Adoption

Set out below are the applicable IFRS 1 exemptions and exceptions applied in the conversion from Canadian GAAP to IFRS.

IFRS Exemption Options

Business Combinations

IFRS 1 provides the option to apply IFRS 3 Business Combinations, prospectively from the transition date or from a specific date prior to the transition date. This provides relief from full retrospective application that would require restatement of all business combinations prior to the transition date. The Company elected to apply IFRS 3 prospectively to business combinations occurring after February 1, 2010, its transition date. Business combinations occurring prior to the transition date have not been restated.

Decommissioning, Restoration and Similar Liabilities

The Company has elected not to apply IFRIC 1 Changes in Existing Decommissioning, Restoration and Similar Liabilities for changes related to the environmental rehabilitation provision that occurred prior to February 1, 2010. As such, the Company calculated its environmental rehabilitation provision in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets at February 1, 2010. The provision was then discounted to the date the obligation first arose using a historical discount rate and added to the cost of the related asset in mineral property, plant and equipment.

Share-Based Compensation

The Company has elected to apply IFRS 2 Share-based Payment only to equity instruments granted after November 7, 2002 that remained unvested at February 1, 2010, the date of transition to IFRS.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

18.	Transition to IFRS - Continued

IFRS Mandatory Exceptions

In accordance with the mandatory exception in IFRS 1 for estimates, the estimates used as at February 1, 2010 are consistent with the estimates as at the same date made in conformity with Canadian GAAP.

The other compulsory exceptions of IFRS 1 have not been applied as they are not relevant to the Company.

b)	Reconciliations of Canadian GAAP to IFRS

IFRS 1 requires an entity to reconcile equity, comprehensive income and cash flows for prior periods. The following tables represent the reconciliations from Canadian GAAP to IFRS for the respective periods noted for equity and total comprehensive income.

Reconciliation of equity between Canadian GAAP and IFRS as at February 1, 2010:

		Share	Contributed			Total
	Note	Capital	Surplus[1]	AOCL[2]	Deficit	Equity
As reported under Canadian GAAP		$132,066	$36,979	$71	$(71,549)	$97,567
Change to initial fair value of convertible debt conversion factor and warrants	(i)	-	612	-	-	612
Adjustment to fair value of environmental rehabilitation provision	(ii)	-	-	-	(534)	(534)

As reported under IFRS		$132,066	$37,591	$71	$(72,083)	$97,645

[1]	Contributed surplus was reclassified to warrants and share-based payment equity reserve under IFRS
[2]	Accumulated other comprehensive loss (“AOCL”) was reclassified to available for sale revaluation equity reserve under IFRS

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

18.	Transition to IFRS - Continued

Reconciliation of equity between Canadian GAAP and IFRS as at January 31, 2011:

		Share		Share	Contributed			Total
	Note	Capital		Premium	Surplus[1]	AOCL[2]	Deficit	Equity

As reported under Canadian GAAP		$142,373	$		$39,083	$(6)	$(78,832)	$102,618

Change to initial fair value of convertible debt conversion factor and warrants	(i)	-		-	612	-	-	612
Reclassify share premium	(iii)	-		875	(875)	-	-	-
Adjustment to fair value of environmental rehabilitation provision	(ii)	-		-	-	-	(534)	(534)
Change in loss on refinancing of convertible debt	(i)	-		-	(900)	-	716	(184)
Change in accretion of environmental rehabilitation provision	(ii)			-		-	(95)	(95)

As reported under IFRS		$142,373		$875	$37,920	$(6)	$(78,745)	$102,417

[1]	Contributed surplus was reclassified to warrants and share-based payment equity reserve under IFRS
[2]	Accumulated other comprehensive loss (“AOCL”) was reclassified to available for sale revaluation equity reserve under IFRS

Reconciliation of total comprehensive loss between Canadian GAAP and IFRS the year ended January 31, 2011:

		Year ended
		January 31,
	Note	2011
Total comprehensive loss - under Canadian GAAP		$7,360
Change in loss on refinancing of convertible debt	(i)	(716)
Change in accretion of environmental rehabilitation provision	(ii)	95

Total comprehensive loss – as reported under IFRS		$6,739

c)	Explanations of Reconciliations of Canadian GAAP to IFRS

The transition from Canadian GAAP to IFRS has had no effect on the net cash flows reported by the Company. The changes made to the statements of consolidated earnings and consolidated balance sheets have resulted in reclassification of various amounts on the statements of cash flows, however as there have been no changes to the net cash flows, no reconciliations have been prepared.

i)	Convertible Debt – Glencore Financing

Under IFRS, the value attributable to the conversion factor of convertible debt is the residual of the overall instrument’s fair value, after the fair value of the debt is determined. As was permitted under Canadian GAAP for the Glencore financing, the Company had allocated values to the debt, the conversion factor and warrants on a fair value pro-rata basis.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

18.	Transition to IFRS - Continued

The transition to IFRS resulted in a decrease in the initial fair value of debt of $612,000, resulting in a fair value of $23,380,170 and an increase in the fair value of the conversion factor and fair value of warrants of $612,000.

Interest and accretion associated with the debt is capitalized to mineral property, plant and equipment. The change in the initial fair value of the debt resulted in an increase capitalized interest and accretion costs of $225,000 at February 1, 2010 and $426,000 at January 31, 2011.

The convertible debt was renegotiated in November 2010, resulting in a loss on extinguishment of the existing debt. Under IFRS, the loss on refinancing of convertible debt was $2,931,000, a decrease of $716,000 as calculated under Canadian GAAP. The components of the loss on refinancing of convertible debt are disclosed in Note 9.

ii)	Environmental Rehabilitation Provision

The Company elected to apply the IFRS 1 optional exemption for its decommissioning liabilities. The fair value of the environmental rehabilitation provision was calculated as at February 1, 2010 and then discounted to the date the obligation first arose using a historical discount rate and added to the cost of the related asset in mineral property, plant and equipment.

The transition from Canadian GAAP to IFRS resulted in an environmental rehabilitation provision of $13,699,000 as at February 1, 2010, an increase of $10,353,000, and a provision of $15,719,000 as at January 31, 2011, an increase of $11,907,000. The change in accretion of the environmental rehabilitation provision resulted in a $534,000 increase to deficit as at the transition date, February 1, 2010. Accretion for the provision under IFRS was $480,000 for the year ended January 31, 2011, an increase of $95,000. The transition from Canadian GAAP to IFRS resulted in an asset as part of mineral property, plant and equipment associated with environmental rehabilitation of $11,600,000 as at February 1, 2010, an increase of $9,819,000, and an asset of $13,143,000 as at January 31, 2011, an increase of $11,278,000. As the associated assets are not in use, amortization of these assets has not been recorded to January 31, 2012.

The most significant factor in the measurement difference of the environmental rehabilitation provision under IFRS and asset retirement obligation under Canadian GAAP was the applied discount rate. Under IFRS, a liability specific risk-free rate was used to discount future cash flows, whereas Canadian GAAP required a credit-adjusted risk-free rate. IFRS also requires changes in the liability to be recorded each period based on changes in discount rates, in addition to changes in estimated timing or amount of future cash flows.

iii)	Assets Held for Sale

As a result of the transition to IFRS, non-current assets held for sale have been reclassified to current assets from their classification as non-current assets under Canadian GAAP.

F-41

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

19.	Subsequent Event

On March 9, 2012 PolyMet acquired control of land that it plans to restore to wetlands through an agreement with AG for Waterfowl, LLP ("AG"). PolyMet paid AG $2.0 million cash and issued 2,788,902 of its common shares and a warrant to purchase 1,083,333 of its common shares at US$1.50 per share at any time until December 31, 2015 as consideration for purchase of a $5.9 million face value five year zero interest rate mortgage over land currently in agricultural use that AG will restore to wetlands in order to create wetland credits. The mortgage will be partially released as part of the lands are fully restored to approved wetland status, at which time PolyMet will receive formal wetland credits. Any lands that PolyMet has not requested be restored to wetland will revert to AG and the remaining mortgage, if any, will be released on February 28, 2017. PolyMet is committed to pay AG an additional $680,000 over seven years as compensation for the work AG is continuing to undertake.

ITEM 19. EXHIBITS

Exhibit		Footnote
No.	Description	Ref.

1.1	Certificate of Incorporation.	(2)

1.2	Certificate of Change of Name.	(2)

1.3	Articles of Incorporation of PolyMet Mining Corp.	(2)

4.1	Shareholder Rights Plan Agreement.	(2)

4.2	Contract for Deed between us and Cleveland Cliffs, Ohio, dated November 15, 2005.	(2)

4.3	Contract for Deed between us and Cleveland Cliffs, Ohio, dated December 20, 2006	(1)

4.4	Purchase Agreement between us and Glencore, dated October 31, 2008	(8)

4.5	Floating Rate Secured Debenture between us and Glencore, dated October 31, 2008	(8)

4.6	Guarantee between PolyMet Mining Corp. and Glencore, dated October 31, 2008	(8)

4.7	Security Agreement between PolyMet Mining Corp. and Glencore, dated October 31, 2008	(8)

4.8	Security Agreement between Poly Met Mining, Inc. and Glencore, dated October 31, 2008	(8)

4.9	Pledge Agreement between us and Glencore, dated October 31, 2008	(8)

4.10	Exchange Warrant of PolyMet Mining Corp., dated October 31, 2008	(8)

4.11	Purchase Warrant of PolyMet Mining Corp., dated October 31, 2008	(8)

4.12	Amendment Letter number 11 to Purchase Agreement between us and Glencore	(9)

4.13	Amendment and Waiver between the Company, the Issuer and the Purchaser dated November 12, 2010	(10)

4.14	Form of Warrant dated November 12, 2010	(10)

4.15	Subscription Agreement dated November 12, 2010	(10)

4.16	Registration Rights Agreement dated November 12, 2010	(10)

4.17	Subscription Agreement dated November 30, 2011	(11)

4.18	2011 Warrant	(11)

4.19	Amendment and Waiver dated November 30, 2011	(11)

4.20	Amended and Restated Exchange Warrant	(11)

4.21	Registration Rights Agreement and Amendment to Existing Registration Rights Agreement	(11)

6.1	2007 PolyMet Omnibus Share Compensation Plan	(7)

8.1	List of Subsidiaries.	(2)

11.1	Code of Ethics.	(3)

11.2	Statement of Corporate Governance Practices, including Audit Mandate and Charter.	(4)

12.1	Certification of Principal Executive Officer pursuant to 17 C.F.R. 240.13a-14(a).	*

12.2	Certification of Principal Financial Officer pursuant to 17 C.F.R. 240.13a-14(a).	*

13.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 17 C.F.R. 240.13a-14(b) and 18 U.S.C. 1350.	*

14.1	Amended and Restated Shareholder Rights Plan	(7)

15.1	Technical Report on NorthMet Project by P. Downey and Associates, dated July 2004	(5)

15.2	Subscription Agreement dated as of July 19, 2004, between us and certain investor(s).	(2)

15.3	Subscription Agreement dated as of February 11, 2005, between us and certain investor(s).	(2)

15.4	Subscription Agreement closing on August 29, 2005, between us and certain investor(s).	(2)

15.5	Subscription Agreement dated as of September 21, 2005, between us and certain investor(s).	(2)

15.6	Form of Canadian Subscription Agreement between us and certain investor (s).	(1)

15.7	Form of U.S. Subscription Agreement between us and certain investor(s).	(1)

15.8	Lease Agreement between us and U.S. Steel Corporation, dated January 4, 1989.	(2)

15.9	Notice of Assignment of the Lease Agreement from U.S. Steel Corporation to RGGS Land and Minerals, Ltd. L.P.	(2)

15.10	Nominating and Corporate Governance Committee Charter	(7)

15.11	Technical Report on NorthMet Project by P.J. Hunter C. Eng. CP dated October 2006	(6)

15.12	Consent of Independent Registered Public Accounting Firm	*

16.1	Audit Committee Charter	(7)

17.1	Executive employment agreement with Mr. William Murray dated July 1, 2007 and amended January 25, 2008	(7)

17.2	Executive employment agreement with Mr. Douglas Newby dated July 1, 2007	(7)

17.3	Executive employment agreement with Mr. Joseph Scipioni dated July 1, 2007	(7)

17.4	Employment agreement with Mr. Niall Moore dated May 6, 2007 and amended January 25, 2008	(7)

Footnote
Ref.	Description

*	Filed herewith.

(1)	Incorporated by reference to our Annual Report on Form 20-F/A for the fiscal year ended January 31, 2007, filed on May 31 2007.

(2)	Incorporated by reference to our Annual Report on Form 20-F/A for the fiscal year ended January 31, 2006, filed on July 31 2006.

(3)	Incorporated by reference to our Annual Report on Form 20-F/A for the fiscal year ended January 31, 2004, filed on July 7, 2005.

(4)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended January 31, 2005, filed on July 25, 2005.

(5)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended January 31, 2004, filed on June 30, 2004.

(6)	Incorporated by reference to our Report on Form 6-K, filed on November 13, 2006.

(7)	Incorporated by reference to our Annual Report on Form-20-F/A for the fiscal year ended January 31, 2008, filed on August 27, 2008.

(8)	Incorporated by reference to our Form 13-D relating to our Purchase Agreement filed on November 10, 2008.

(9)	Incorporated by reference to our Report on Form 6-K filed on November 23, 2009.

(10)	Incorporated by reference to our Report on Form 6-K filed on November 18, 2010.

(11)	Incorporated by reference to our Report on Form 6-K filed on December 7, 2011

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated: April 30, 2012

POLYMET MINING CORP.

/s/ Joseph Scipioni
Name:   Joseph Scipioni
Title:     Chief Executive Officer