Form 20-F
period 2013-01-31
POLYMET MINING CORP
filed 2013-04-22
CIK 866028

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ x ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2013

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-32929

POLYMET MINING CORP.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 5700 – 100 King Street West, Toronto, Ontario M5X 1C7
(Address of principal executive offices)

Douglas Newby
c/o Poly Met Mining Inc.
444 Cedar Street, Suite 2060
St Paul, Minnesota 55101
Tel: 651-389-4105
Fax: 651-389-4101
E-mail: dnewby@polymetmining.com
(Name, telephone, e-mail and/or facsimile number and address of Company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Common Shares, without par value
(Title of Class)

Name of each exchange on which registered

NYSE MKT
TSX

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 183,250,082

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
[ ]Yes[ x ]No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 of 15(d) of the Securities Exchange Act of 1934.
[ ]Yes[ x ]No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
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
by the International Accounting Standards Board [ x ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17[ ]Item 18 [ ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
[ ]Yes[ x ]No

Financial Statements:

Management Report	F-1
Independent Auditor's Report	F-2
Consolidated Balance Sheets	F-5
Consolidated Statements of Loss and Comprehensive Loss	F-6
Consolidated Statements of Changes in Shareholders’ Equity	F-7
Consolidated Statements of Cash Flows	F-8
Notes to Consolidates Financial Statements	F-9

SIGNATURES	72
CERTIFICATIONS	73

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

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
  obtaining permits on a timely basis;
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

NOMENCLATURE

In this Annual Report, unless the context otherwise dictates, “we”, “PolyMet” or the “Company” refers to PolyMet Mining Corp. and its subsidiaries.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not required.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following selected financial data, as at January 31, 2013 and 2012 and for the years ended January 31, 2013, 2012, and 2011 has been derived from our audited consolidated financial statements, which are included under “Item 18, Financial Statements”. The information should be read in conjunction with “Item 5 - Operating and Financial Review and Prospects”, and in conjunction with the consolidated financial statements and related notes of the Company included under “Item 18 – Financial Statements."

Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), effective with our transition to IFRS on February 1, 2010.

Unless otherwise indicated, all monetary amounts in this Annual Report are expressed in United States dollars, our reporting currency.

Selected Financial Data – IFRS
($'000s, except loss per share and weighted average shares)

	Year	Year	Year	Opening
	Ended	Ended	Ended	Balance
	1/31/2013	1/31/2012	1/31/2011	Sheet
				2/1/2010
Revenue	$–	$–	$–
Income (loss) from Operations	$–	$–	$–
Net Loss	$(6,626)	$(3,045)	$(6,662)
Loss Per Share	$(0.04)	$(0.02)	$(0.04)
Diluted Net Loss Per Share	$(0.04)	$(0.02)	$(0.04)
Dividends Per Share	$–	$–	$–
Weighted Average Shares	178,949,306	160,358,498	149,444,955
Working Capital	$2,629	$16,375	$4,199	$16,313
Total Assets	$236,127	$189,571	$156,736	$149,692
Long-Term and Convertible Debt	$34,458	$32,690	$29,406	$33,395

Shareholders’ Equity	$142,912	$132,366	$102,417	$97,645

Share Capital including Share Capital Premium	$184,222	$170,566	$143,248	$132,066

B. Capitalization and Indebtedness

Not Applicable

C. Reasons for the Offer and Use of Proceeds

Not Applicable

D. Risk Factors

Our business is subject to many risks and uncertainties, which may affect our future financial performance. If any of the events or circumstances described below occurs, our business and financial performance could be harmed, our actual results could differ materially from our expectations and the market value of our securities could decline. The risks and uncertainties discussed below are not the only ones we face. There may be additional risks and uncertainties not currently known to us or that we currently do not believe are material that may harm our business and financial performance.

RISKS RELATING TO OUR BUSINESS

We may experience delays, higher than expected costs, difficulties in obtaining environmental permits and other obstacles when implementing our capital expenditure projects.

We are investing heavily in various facets of our NorthMet Project. Our NorthMet Project is subject to a number of risks that may make it less successful than anticipated, including:

  we may encounter delays or higher than expected costs completing the environmental review process necessary before construction and operating permits can be issued;

  delays in the issuance of permits after completion of the environmental review process;

  delays or higher than expected costs in obtaining the necessary equipment or services to build and operate our projects, and adverse mining conditions may delay and hamper our ability to produce the expected quantities of minerals.

Our future activities could be subject to environmental laws and regulations, which may have a materially adverse effect on our future operations, in which case our operations could be suspended or terminated.

We, like other companies doing business in the United States and Canada, are subject to a variety of federal, provincial, state and local statutes, rules and regulations designed to, among other things:

  protect the environment, including the quality of the air and water in the vicinity of exploration, development, and mining operations;

  remediate the environmental impacts of those exploration, development, and mining operations;

  protect and preserve wetlands and endangered species, and

  mitigate negative impacts on certain archaeological and cultural sites.

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

Prices of metals are determined by some of the following factors:

  global and regional supply and demand;

  political and economic conditions and production costs in major metal producing regions of the world;

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

We may not be able to raise the funds necessary to develop the NorthMet Project. If we are unable to raise such additional funds, we will have to suspend or cease operations.

We will need to seek additional financing to complete our development and construction of the NorthMet Project. Sources of such external financing include future equity and debt offerings, advance payments by potential customers to secure long-term supply contracts, grants and low-cost debt from certain state financial institutions, and commercial debt secured by the NorthMet Project. If we cannot raise the money necessary to continue to explore and develop our property, we will have to suspend or cease operations.

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

Item 4.D of this Annual Report discusses our mineral resources in accordance with NI 43-101. Resources are classified as “measured resources”, “indicated resources” and “inferred resources” under NI 43-101. However, U.S. investors are cautioned that the SEC does not recognize these resource classifications. There is no assurance that any of our mineral resources, not currently classified as mineral reserves, will be converted into mineral reserves under the disclosure standards of the SEC.

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

We have a history of losses, which we expect will continue for the future. If we do not begin to generate revenues we may either have to suspend or cease operations.

As a development stage company with no holdings in any producing mines, we continue to incur losses and expect to incur losses in the future. As at January 31, 2013, we had an accumulated deficit of $88.4 million. We may not be able to achieve or sustain profitability in the future. If we do not begin to generate revenues we may either have to suspend or cease operations.

We have prepared our consolidated financial statements on a going concern basis which contemplates the realization of assets and the settlement of liabilities in the normal course of operations.

We currently have negative cash flow from operating activities. The Company cannot predict if or when it will operate profitably, to generate positive cash flows. However, the Company intends to use proceeds raised primarily for construction engineering with respect to the development of the NorthMet Project thereby leading to construction and operation of the NorthMet Project.

We have taken steps to fund our operations through the issuance of equity and debt. We plan to meet our financial obligations to the point at which all regulatory approvals for our NorthMet Project have been obtained and which will allow us to raise capital to construct our mine and commence commercial production.

Since January 1, 2007, PolyMet has raised US$118 million in equity, US$25 million initial principal debt exchangeable into equity upon receipt of permits necessary to build and operate the NorthMet Project, and US$20 million initial principal debt that is not exchangeable into equity.

PolyMet will need to raise sufficient funds to meet its current obligations as well as fund ongoing development, capital expenditures and administration expenses, in accordance with the Company’s spending plans for the next year. While in the past the Company has been successful in closing financing agreements with Glencore and other parties, there can be no assurance it will be able to do so again in the future.

Since January 1, 2007, PolyMet has raised US$118 million in equity and US$25 million initial principal debt exchangeable into equity upon receipt of permits necessary to build and operate the NorthMet Project.

We will need to raise sufficient funds to meet our current obligations as well as fund ongoing development, capital expenditures and administration expenses, in accordance with our spending plans for the next year. While in the past the Company has been successful in closing financing agreements with Glencore and other parties, there can be no assurance it will be able to do so again in the future. Factors that could affect the availability of financing include the state of international debt and equity markets, investor perceptions and expectations and the global metals markets.

We may not have adequate, if any, insurance coverage for some business risks that could lead to economically harmful consequences to us.

Our businesses are generally subject to a number of risks and hazards, including:

  industrial accidents;

  railroad accidents;

  labor disputes;

  environmental hazards;

  electricity stoppages;

  equipment failures, and

  severe weather and other natural phenomena.

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

We face intense competition from other mining and producing companies. In recent years, the mining industry has experienced significant consolidation among some of our competitors. We cannot assure you that the result of current or further consolidation in the industry will not adversely affect us.

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

Recent market events and conditions, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions could impede our access to capital or increase the cost of capital. These unprecedented disruptions in the credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies, including us. These disruptions could, among other things, make it more difficult for us to obtain, or increase our cost of obtaining capital and financing for our operations.

RISKS RELATED TO THE OWNERSHIP OF OUR COMMON SHARES

We may experience volatility in our share price.

Our common shares are listed for trading on the TSX and on the NYSE MKT. Our shareholders may be unable to sell significant quantities of the common shares into the public trading markets without a significant reduction in the price of our shares, if at all. The market price of our common shares may be affected significantly by factors such as changes in our operating results, the availability of funds, fluctuations in the price of metals, the interest of investors, traders and others in development stage public companies such as us and general market conditions. In recent years the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small capitalization development companies similar to us, have experienced wide fluctuations, which have not necessarily been related to the operating performances, underlying asset values, or the future prospects of such companies. There can be no assurance that future fluctuations in the price of our shares will not occur.

A large number of shares will be eligible for future sale and may depress our share price.

Our shares that are eligible for future sale may have an adverse effect on the price of our common shares. As at January 31, 2013 there were 183,250,082 of our common shares outstanding. The average trading volume for the three months prior to January 31, 2013 was approximately 51,000 shares per day on the TSX and 173,000 shares per day on the NYSE MKT. Sales of substantial amounts of our common shares, or a perception that such sales could occur, and the existence of options or warrants to purchase common shares and debt convertible into common shares at prices that may be below the then current market price of our common shares, could adversely affect the market price of our common shares and could impair our ability to raise capital through the sale of our equity securities.

Your ownership interest, voting power and the market price of our common shares may decrease because we have issued, and may continue to issue, a substantial number of securities convertible or exercisable into our common shares.

We have issued common shares, options, restricted shares, restricted share units, convertible debt and warrants to purchase our common shares to satisfy our obligations and fund our operations (see Item 5.A). Since we currently do not have a source of revenue, we will likely issue additional common shares, options, warrants, preferred shares or other securities exercisable for or convertible into our common shares to raise money for our continued operations or as non-cash incentives to our own and our subsidiaries' directors, officers, and key employees. If conversions of warrants and/or options into common shares or additional sales of equity occur, your ownership interest and voting power in us will be diluted and the market price of our common shares may decrease.

Under our 2007 Omnibus Share Compensation Plan, as amended and restated (“Omnibus Plan”), the aggregate number of our common shares that may be issuable pursuant to the Omnibus Plan may not at any time exceed 10% of our issued and outstanding common shares. As at January 31, 2013, the aggregate number of our common shares issuable pursuant to the Omnibus Plan was 14,920,000 shares. In addition, as at January 31, 2013, the Company granted bonuses comprising 785,882 restricted shares for U.S. employees and consultants and restricted shares units for Canadian employees and consultants with 709,882 of the restricted shares issued in trust to a third party. 50% of each award is to be issued upon receipt of permits and the balance to be issued upon start of production. Our bonus share incentive plan, or the “Bonus Plan,” was established for our directors and key employees and was approved by the disinterested shareholders at the Company’s shareholders’ meeting held on May 28, 2004. Under the Bonus Plan we may issue an additional 3,640,000 shares upon achieving certain milestones.

Upon any issuances or exercise of options issued, the ownership interests and voting power of existing shareholders may be further diluted.

We have a Shareholders Rights Plan Agreement and certain employment and management contracts that contain provisions designed to discourage a change of control.

A Shareholders Rights Plan between us and shareholders effective as of June 27, 2007, modified on June 17, 2008 and reapproved by shareholders on July 13, 2011 certain employment and management agreements contain provisions that could discourage an acquisition or change of control without our board of directors’ approval. Under the Shareholders’ Rights Plan, if a shareholder individually or in concert with other shareholders acquires 20% or more of our outstanding common shares without complying with the Shareholders’ Rights Plan or without the approval of our Board of Directors, all holders of record will have a right to one common share for each common share owned. We have also entered into agreements with certain key employees and officers that contain severance provisions in the event of a take-over bid. The Shareholders’ Rights Plan and the preceding agreements may make it more difficult for a third party to acquire control of us, even if such a change of control is more beneficial to shareholders.

Because we believe that we will be classified as a passive foreign investment company, or “PFIC”, U.S. holders of our common shares may be subject to United States federal income tax consequences that are worse than those that would apply if we were not a PFIC.

Because we believe that we will be classified as a PFIC, U.S. holders of our common shares may be subject to United States federal income tax consequences that are worse than those that would apply if we were not a PFIC, such as ordinary income treatment plus a charge in lieu of interest upon a sale or disposition of our common shares even if the shares were held as a capital asset.

Absence of Dividends.

We have never declared or paid cash dividends on our common shares and do not anticipate doing so in the foreseeable future. There can be no assurance that our board of directors will ever declare cash dividends, which action is exclusively within its discretion. Investors cannot expect to receive a dividend on our common shares in the foreseeable future, if at all.

Increased Costs and Compliance Risks as a Result of Being a Public Company.

Legal, accounting and other expenses associated with public company reporting requirements have increased significantly in the past few years. We anticipate that general and administrative costs associated with regulatory compliance will continue to increase with recently adopted governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as well as new rules implemented by the SEC, Canadian Securities Administrators, the NYSE MKT and the TSX. We expect these rules and regulations to significantly increase our legal and financial compliance costs and to make some activities more time consuming and costly. There can be no assurance that we will continue to effectively meet all of the requirements of these new regulations, including Sarbanes-Oxley Section 404 and Canadian National Instrument 52-109 – Financial Disclosure (“NI 52-109”). Any failure to effectively implement new or improved internal controls, or to resolve difficulties encountered in their implementation, could harm our operating results, cause us to fail to meet reporting obligations or result in management being required to give a qualified assessment of our internal controls over financial reporting or our independent registered public accounting firm providing an adverse opinion regarding management’s assessment. Any such result could cause investors to lose confidence in our reported financial information, which could have a material adverse effect on our share price. We also expect these new rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and it may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. If we fail to maintain the adequacy of our internal controls, our ability to provide accurate financial statements and comply with the requirements of the Sarbanes-Oxley Act and/or NI 52-109 could be impaired, which could cause the share price to decrease.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

PolyMet Mining Corp. was incorporated under the British Columbia Companies Act and continued under the Business Corporations Act (British Columbia) in British Columbia, Canada on March 4, 1981, under the name Fleck Resources Ltd., which we changed to PolyMet Mining Corp. on June 10, 1998.

Our corporate office is located at 100 King Street West, Suite 5700, Toronto, ON M5X 1C7, Canada and our principal executive office of our wholly owned Minnesota subsidiary, Poly Met Mining, Inc. (“PMI”), is located at 444 Cedar Street, Suite 2060, St. Paul, MN 55101, USA. Our registered and records office is located at our legal counsel’s offices situated at 2500 – 700 West Georgia Street, Vancouver, B.C. V7Y 1B3, Canada. Our operational headquarters are located at 6500 County Road 666, Hoyt Lakes, MN 55750-0475, USA.

We are a reporting issuer in the following Canadian provinces: Alberta, British Columbia, and Ontario. Our common shares have been listed on the Toronto Stock Exchange (“TSX”) since February 1, 2007 and on the TSX Venture Exchange (“TSX-V”) from April 13, 1984 to January 31, 2007 under the symbol "POM" and since June 26, 2006, our common shares have been listed on the NYSE MKT under the symbol “PLM”.

Our registrar and transfer agent is Computershare Investor Services Inc. located at 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, Canada.

During the years ended January 31, 2013, 2012, and 2011 we made net investments of $18.404 million, $16.137 million, and $16.519 million, respectively to acquire property, advance the environmental review, and perform work following completion of the Definitive Feasibility Study (“DFS”) on our NorthMet Project to obtain the necessary permits.

All of these expenses were incurred at our NorthMet Project and were funded from the proceeds of equity and convertible debt financings. Since completion of the DFS in September 2006, these expenditures and the Erie Plant acquisition have been capitalized.

B. Business Overview

We are a development stage company engaged in the exploration and development of natural resource properties. Currently our sole mineral property is the NorthMet Project, which comprises the NorthMet copper-nickel-precious metals ore body and the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Iron Range in northeastern Minnesota, USA.

In the years ended January 31, 2013, 2012, and 2011, we conducted exploration, development and acquisition activities only and did not conduct any operations that generated revenues. Thus, we rely principally on equity or debt convertible into equity financings to fund our projects and expenditures.

Since 2003, we have focused on commencing commercial production on our NorthMet Project. We have focused our efforts on four main areas:

Acquisition of the Erie Plant. The Erie Plant is a large processing facility and associated infrastructure located approximately six miles west of our NorthMet ore body. On November 15, 2005 and December 20, 2006, the Corporation entered into a total of three Contracts for Deed with Cliffs Erie LLC, a subsidiary of Cliffs Natural Resources Inc. (formerly Cleveland Cliffs, Inc.) (“Cliffs”), under which we now own a 100,000 ton-per-day crushing and milling facility, a railroad and railroad access rights connecting the Erie Plant to the NorthMet ore body, tailings facilities, 120 railcars, locomotive fueling and maintenance facilities, water rights and pipelines, large administrative offices on site and approximately 6,000 acres to the east and west of and contiguous to the existing tailing facilities. As partial consideration, we have agreed to indemnify Cliffs for the liability related to final reclamation and closure of the acquired property.

Environmental Review and Permitting. To commence commercial production at our NorthMet Project, various regulatory approvals are needed. In October 2005, the Minnesota Department of Natural Resources (“MDNR”) published its Environmental Assessment Worksheet Decision Document establishing the MDNR as the lead state agency and the United States Army Corps of Engineers (“USACE”) as the lead federal agency (together, the “Lead Agencies”) for preparation of an Environmental Impact Statement (“EIS”) for our NorthMet Project.

In November 2009, the Lead Agencies published the PolyMet draft EIS, which marked the start of a period for public review and comment that ended on February 3, 2010. During this period, the Lead Agencies held two public meetings and received more than 3,700 submissions containing approximately 22,000 separate comments, including an extensive comment letter from the United States Environmental Protection Agency (“EPA”) in its role as reviewer of projects that could impact the environment.

On June 25, 2010, the Lead Agencies announced that they intended to complete the EIS process by preparing a supplemental draft EIS that incorporates a proposed land exchange with the United States Forest Service (“USFS”) and expands government agency cooperation. The USFS joined the USACE as a federal co-lead agency through the completion of the EIS process. In addition, the EPA has joined the effort as a cooperating agency. The MDNR remains the state co-lead agency.

On October 13, 2010, the USACE and the USFS published a Notice of Intent to complete the supplemental draft EIS, which will:

  Supplement and supersede the draft EIS and respond to concerns identified by the EPA and other comments on the draft EIS, and

  Incorporate potential effects from the proposed land exchange between the USFS and us.

We have undertaken an extensive review of all aspects of the NorthMet Project, which has resulted in numerous improvements and reduced environmental impacts.

We partnered with GE Water & Process Technologies (“GE”) and Barr Engineering to design and operate a pilot water treatment plant using reverse osmosis membrane technology developed by GE. The reverse osmosis pilot plant has successfully treated approximately two million gallons of water, demonstrating the technical and regulatory viability that will enable us to meet state and federal water quality standards. We have also completed engineering control designs as well as the design of and inputs to groundwater, surface water and air dispersion models to assess potential environmental impacts from the NorthMet Project. Following extensive quality assurance/quality control review by Foth Infrastructure & Environment and Barr Engineering, we delivered these results to the state regulatory agencies and the EIS contractor for review, which is largely complete.

The results are being incorporated into the preliminary supplemental draft EIS which will then be reviewed by the EPA and other governmental and cooperating agencies prior to publication of the supplemental draft EIS for public review. We expect the public review period to commence during the summer of 2013.

Completion of the final EIS, incorporating appropriate responses to public comments, and a subsequent adequacy decision by the MDNR and Record of Decision by the federal agencies are necessary before the land exchange can occur and various permits required to construct and operate the NorthMet Project can be issued.

Prior to receipt of these permits, we intend to secure production debt financing that would be available upon receipt of key permits, with construction slated to start upon receipt of permits and availability of construction finance.

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

Between September 2006 and October 2007 we completed additional drilling and expanded the reserves. In May 2008 we completed an internal update of the DFS (the “DFS Update”), which contemplates an initial stage in which we would sell concentrate during completion of construction and commissioning of the hydrometallurgical plant that was contemplated in the DFS. This approach has the advantage of staging capital costs so that the hydrometallurgical plant can be funded in part from cash flow from sales of concentrate, and it reduces our reliance on delivery of long lead-time equipment before we start commercial production.

In February 2011, we announced that we would build the NorthMet Project in two phases, the first to produce and market concentrates containing copper, nickel, cobalt and precious metals, and the second to process the nickel concentrate through a single autoclave, resulting in production and sale of high grade copper concentrate, value added nickel-cobalt hydroxide, and precious metals precipitate products.

The results of the 2007 drill program, the DFS Update and the February 2011 revisions are described in the technical report under NI 43-101 as amended, filed on EDGAR on April 5, 2013 and on SEDAR on January 23, 2013 (the “Technical Report”).

In February 2013, we announced improvements to the NorthMet Project and further progress in the environmental review that will reduce the NorthMet Project’s environmental impacts. The reduced environmental impacts include: reductions in sulfur dioxide, mercury and greenhouse gas emissions at the plant site, capture of groundwater and surface seepage with the construction of an in ground containment system to the north and west of the existing tailings basin, and all contact water discharged from the NorthMet Project will be treated through reverse osmosis plants.

Financing and corporate development. Since 2003 we have raised approximately $155 million from equity private placement financings and the exercise of warrants issued as part of those financings. We have also issued $45 million initial principal debentures and have a loan of $4 million secured by land acquired with proceeds from the loan.

See additional discussion on financing activities in section 5(b).

C. Organizational Structure

Poly Met Mining, Inc., incorporated in Minnesota, USA on February 16, 1989, is our only material, wholly owned operating subsidiary.

D. Property, Plant and Equipment

Mineral Property - NorthMet Project, Minnesota, USA

Our primary mineral property is the NorthMet Project, which comprises the NorthMet copper-nickel-precious metals ore body and the nearby Erie Plant facilities.

In the years ended January 31, 2013, 2012, and 2011, we conducted exploration, development and acquisition activities only and did not conduct any operations.

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

By a Memorandum of Understanding dated December 5, 2003 and an option agreement dated February 14, 2004, we obtained an option (the “Cliffs Option”) to acquire certain property, plant, and equipment located near our NorthMet ore body from Cliffs. As consideration for the Cliffs Option, we paid $500,000 prior to January 31, 2004 and issued to Cliffs 1,000,000 of our common shares on March 30, 2004, valued at $229,320 to maintain our exclusive rights until June 30, 2006. On September 15, 2005 we reached agreement with Cliffs on the terms for the early exercise of our option and expansion of the assets to be acquired to include 100% ownership of the Erie Plant (the “Asset Purchase Agreement”). Under this agreement we agreed to pay Cliffs $1 million in cash, 6.2 million of our common shares, and commence quarterly payments of $250,000 starting on March 31, 2006 for a total of $2.4 million plus interest at 4% per annum on the outstanding balance. On November 15, 2005, we consummated the Asset Purchase Agreement and completed the acquisition thereunder. The final payment was made on June 30, 2008.

On September 14, 2006, we entered into an agreement through two separate contracts for deed with Cliffs whereby we would acquire property and associated rights (“Cliffs II.”) for 2 million of our common shares valued at $6.16 million and $15 million in cash and two notes, each for $7 million. We closed the transaction on December 20, 2006 and repaid the outstanding balance of the two $7 million notes plus accrued interest on December 21, 2011.

The Erie Plant facility includes land, crushing and milling equipment, extensive spare parts, plant site buildings, real estate, tailings impoundments and workshops, access to extensive mining infrastructure, a railroad connection to the site of the NorthMet ore body, a 120-railcar fleet, locomotive fueling and maintenance facilities, water rights and pipelines, large administrative offices on site and approximately 6,000 acres to the east and west of and contiguous to our existing tailings facilities. We also assumed certain liabilities associated with the property. See additional discussion in section 4D(c)(ii).

Since inception, we have a cumulative deficit of $88.4 million, much of which has been incurred directly and indirectly in connection with our NorthMet Project. These expenditures supported drilling, sampling, assaying, environmental, metallurgical testing, and the pre-feasibility studies.

The following diagram illustrates the location of the NorthMet Project.

Figure No. 1
NorthMet Project Map

(b) Location / Access / Climate

The NorthMet Project covers a total of approximately 16,700 acres or 25.9 square miles comprising two areas: the NorthMet mine site totaling approximately 4,300 acres or 6.5 square miles of leased mineral rights and the Erie Plant site totaling approximately 12,400 acres or 19.4 square miles of freehold land located approximately six miles west of the mine site. The property is located in St. Louis County in the Mesabi Iron Range mining district about 60 miles north of Duluth, Minnesota. The NorthMet Project is easily accessible via state and county roads. The surfaced County Highway 666 links the plant to the town of Hoyt Lakes, itself approximately 25 miles east of Virginia, Minnesota which is located on State Highway 53. The mine site is accessible by an all-season gravel road from the plant site and a private railroad crosses the property immediately south of the deposit and runs to the plant site. The plant site is serviced by commercial railroad which connects into the US national and Trans-Canadian railroad systems, as well as a private railroad providing access to port facilities located on Lake Superior. High-voltage power lines owned by Minnesota Power supply the plant site and there is ready access to industrial electric power at the mine site.

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

(c) Claims and ownership

(i) NorthMet Leases

Pursuant to two lease agreements, we lease certain lands covering 4,282 acres or 6.5 square miles located in St. Louis County, Minnesota, known as the NorthMet Project:

  Pursuant to an agreement dated January 4, 1989, subsequently amended and assigned, we lease 4,162 acres from RGGS Land & Minerals Ltd., L.P (“RGGS”). During the year ended January 31, 2005, US Steel assigned the lease to RGGS. The initial term of the renewable lease was 20 years and called for total lease payments of $1.475 million. We can indefinitely extend the 20-year term by continuing to make $150,000 annual lease payments on each successive anniversary date. All lease payments have been paid or accrued to January 31, 2013.

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

  Pursuant to an agreement effective December 1, 2008, we lease 120 acres that are encircled by the RGGS property from LMC Minerals (“LMC”). The initial term of the renewable lease is 20 years and calls for minimum annual lease payments of $3,000 on each successive anniversary date until our project commences commercial production, or for the first four years, whichever is the shorter, after which the minimum annual lease payment increases to $30,000. The initial term may be extended for up to four additional five-year periods on the same terms. All lease payments have been paid or accrued to January 31, 2013.

  The lease payments are considered advance royalty payments and will be deducted from future production royalties payable to the lessor, which range from 3% to 5% based on the net smelter return that we receive. Our recovery of the advance royalty payments is subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year.

(ii) The Erie Plant

The Erie Plant comprises a large crushing, grinding and milling facility that was built by a consortium of steel companies in the mid-1950s and processed low grade iron ore known as taconite that was transported to the facility by railroad from nearby mines. In the mid-1980’s, the consortium was consolidated into a single owner – LTV Steel. Pickands-Mather and its successor Cliffs operated the plant on behalf of the owners, processing approximately 100,000 tons per day of taconite ore. The plant was shut down in 2001 when LTV Steel filed for bankruptcy protection. Since then it has been maintained initially by Cliffs and, since November 15, 2005, by us. The plant did not operate during the 12 months ended January 31, 2013.

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

On April 6, 2010 Cliffs entered a consent decree with the Minnesota Pollution Control Agency (MPCA) under which it is obligated to proceed with both short and long-term mitigation of the alleged violations. As the indemnifying party, we are working closely with Cliffs on fulfillment of Cliff’s obligations under the consent decree. In 2010, Cliffs submitted short-term mitigation plans, which we participated in preparing. Field study activities were completed in 2010 and 2011 and short-term mitigations were initiated in 2011 as outlined in the plans. Long Term Mitigation Plans were submitted to the MPCA in April of 2012. In October 2012, a response was received from the MPCA approving plans for pilot tests of various treatment options to determine the best course of action.

As at January 31, 2013 we estimate the total indemnification liability (including the additional liabilities associated with the consent decree) to be approximately $57.5 million in present day costs and, based on the expected timing of such payments, our cost of capital, and anticipated inflation rates, we made a provision of $53.5 million in our financial statements at that date.

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

(d) Environmental Review and Permitting

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

Under state and federal guidelines and regulations, a Draft EIS identifies the environmental impact of a proposed project as well as evaluating alternatives and ways to mitigate potential impacts. We were involved in the process of alternative/mitigation development and had input into the technical and economic feasibility of potential alternatives and mitigations. The EIS Contractor prepared a series of preliminary versions of the Draft EIS that were reviewed and commented on by the Lead Agencies, other governmental agencies, and PolyMet.

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

On October 13, 2010 the USACE and the USFS published a Notice of Intent to complete the SDEIS, which will:

  Supplement and supersede the Draft EIS and respond to concerns identified by the EPA and other comments on the Draft EIS; and
  Incorporate potential effects from the proposed land exchange between the USFS Superior National Forest and us.

A preliminary SDEIS will be available for review by the Cooperating Agencies (including the EPA). Comments from the Cooperating Agencies will be incorporated as appropriate, which will then be published for public review and comment. A final EIS will incorporate comments, after which a subsequent Adequacy Decision by the MDNR and Record of Decision by the federal co-lead agencies are necessary before the land exchange can occur and various permits required to construct and operate the project can be issued. The major permits are:

U.S. Army Corps of Engineers
º	Section 404 Individual Permit for Impacted Wetlands

Minnesota Department of Natural Resources
º	Permit to Mine
º	Water Appropriations Permit
º	Dam Safety Permit
º	Wetland Replacement Plan

Minnesota Pollution Control Agency
º	National Pollutant Discharge Elimination System (NPDES) Permit (storm water)
º	State Disposal System (SDS) Permit
º	Air Emissions Permit

Prior to receipt of the permits, the Company intends to secure construction financing that would be available upon receipt of key permits, with construction slated to start upon availability of construction finance. Construction of NorthMet is expected to be made up of four major components:

1.	Implementation of environmental safeguards;
2.	Construction of the mine and reactivation of some existing mine infrastructure;
3.	Refurbishment of the existing Erie Plant facilities and construction of new flotation facilities, and
4.	Construction of a new hydrometallurgical plant.

As at January 31, 2013, we had spent approximately $52.7 million on environmental review and permitting activities comprising $6.5 million expensed prior to October 2006 and $46.2 million since October 2006.

(e) History of Exploration

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

This section uses the terms ”measured resources”, ”indicated resources”, and ”inferred resources”. We advise United States investors that while these terms are recognized and required by Canadian regulations (under NI- 43-101), the SEC does not recognize them. United States investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted to reserves. In addition, “inferred resources” have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian Rules, estimates of Inferred Mineral Resources may not form the basis of Feasibility or Pre-Feasibility Studies, or economic studies except for a Preliminary Assessment as defined under NI 43-101. United States investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

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

Since 1998 we have conducted a series of drilling programs totaling 323 holes for approximately 172,000 feet of core and reverse circulation drilling. These holes, combined with recompilation of all prior work, for a total of 437 diamond and reverse circulation holes aggregating to approximately 306,000 feet, were the basis of our December 2007 resource and reserve estimates in our most recent Technical Report under NI 43-101 as amended, filed on April 5, 2013.

The historic drilling was conducted using industry standard procedures of the time. The core was retained and has been resampled by PolyMet. More recent work by PolyMet has been conducted using standard industry protocols, including Quality Assurance/Quality Control procedures under the supervision of Qualified Persons. We believe that the resulting drill hole database is reliable and can be confidently used in the estimation of the NorthMet resource and reserves.

Mineral Resources and Reserves

Within the overall mineralized envelope defined by these exploration programs, the DFS defined measured and indicated mineral resources above the 500-foot elevation (approximately 1,120 feet below surface.) The results of additional drilling through October 2007 resulted in a further increase in measured and indicated mineral resources to 694 million short tons from the 422 million short tons reported in the DFS. The revised mineral resource estimates are based on the same cut-off grades used in the DFS –namely a Net Metal Value (“NMV”) of $7.42 per ton, reflecting mine planning at a copper price of $1.25 per pound and a nickel price of $5.60 per pound – see notes to the following table.

The increase in mineral resources reflects two changes:

  Data from the 2007 drill program which confirmed the continuity of the main mineralized zone and the size of the Magenta Zone, which was extended down dip and to the west.

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

Updated Mineral Resources compared with DFS

	Short Tons	Copper	Nickel	Cobalt	Precious Metals
	(million)	(%)	(%)	(%)	(oz/st)	(g/mt)

Updated Mineral Resource Estimate
Measured (M)	202.5	0.29	0.08	0.01	0.010	0.359
Indicated (I)	491.7	0.26	0.08	0.01	0.009	0.325
Measured & Indicated (M&I)	694.2	0.27	0.08	0.01	0.010	0.334
Inferred	229.7	0.27	0.08	0.01	0.011	0.385

DFS Mineral Resource Estimate
Measured (M)	133.7	0.30	0.09	0.01	0.011	0.371
Indicated (I)	288.4	0.27	0.08	0.01	0.010	0.330
Measured & Indicated (M&I)	422.1	0.28	0.08	0.01	0.010	0.343
Inferred	120.6	0.25	0.07	0.01	0.009	0.315

Change in M&I from DFS to Current
Infill drilling	68.8
Extension to 0” elevation from 500’ elevation	213.3
Total Change	472.1

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

The mineral resource estimate update was completed by Pierre Desautels of AGP Mining Consultants in Toronto working closely with PolyMet’s chief geologist, at the time, Richard Patelke. A NI 43-101 compliant report describing this increase was issued in October 20012, amended in January 2013, and filed as amended on EDGAR on April 5, 2013 and on SEDAR on January 23, 2013.

The 2006/2007 drill program also increased proven and probable mineable reserves at the NorthMet Project. Reserves are constrained to mineable blocks associated with material contained in the measured and indicated resource blocks in the DFS for which detailed mining cost estimates, infrastructure planning, and waste rock stockpile locations were prepared as part of a larger study supporting the DFS. It should be noted that the inferred resources were not included in the DFS or in this interim reserve update.

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

The reserve estimate update was completed by Gordon Zurowski of AGP Mining Consultants (formerly Wardrop) in Toronto working closely with our then team of Don Hunter and Richard Patelke. Gordon Zurowski of AGP Mining Consultants and Don Hunter of PolyMet were the Qualified Persons.

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

DFS Update

On May 20, 2008 we reported revised plans and cost estimates for construction and operating costs. These revised plans included:

  the sale of concentrate during the construction and commissioning of new metallurgical facilities resulting in a shorter pre-production construction period (12-15 months) and reduced estimates of capital costs prior to first revenues ($312 million versus $380 million);
  the new metallurgical facilities to be constructed during initial production and sales of concentrate. We anticipate that much of the additional estimated $290 million of capital costs (for total estimated project capital of $602 million) will be funded from cash flow from initial operations;
  mine plans (based on copper at $1.25 per pound) reflect the increase in reserves and decrease in stripping ratio reported on September 26, 2007, the use of 240-ton trucks, and owner versus contract mine operations, and an estimated $77 million of mining equipment, which was assumed to be provided by a mining contractor in the DFS has been incorporated as an operating lease in updated operating costs.

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

Previous plans included a second autoclave and a copper solvent extraction/electro-winning (“SX-EW”) circuit to produce copper metal along with value added nickel-cobalt hydroxide and precious metals precipitate products. The changes reflect continued metallurgical process and other project improvements as well as improved environmental controls that are being incorporated into the environmental review process. The advantages, compared with the earlier plan, include a better return on capital investment, reduced financial risk, lower energy consumption, and reduced waste disposal and emissions at site. Approximately $127 million of the total $602 million capital costs estimated in the May 2008 DFS Update will not be incurred in this revised plan.

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

Capital Costs
Our May 2008 DFS Update set out that, on a like-for-like basis (excluding scope changes), the total capital cost had increased to an estimated $516.8 million. This increase reflects both cost inflation and design scope changes since the DFS, including facilities needed to ship concentrate during the construction and commissioning of the new hydrometallurgical plant. This staged approach shortens the initial construction period, makes the project less sensitive to the delivery schedule for long lead time equipment such as autoclave vessels, and means that we can commence operations of the mine, the existing crushing and milling plant, the existing tailings disposal facilities, and the new flotation circuit, before starting the new hydrometallurgical plant.

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

The economic analysis is based on SEC-reserve standards using prices at the time, namely the three-year trailing average at April 30, 2008. This price deck is: copper - $2.90/lb, nickel - $12.20/lb, cobalt -$23.50/lb, palladium - $320/oz, platinum - $1,230/oz, and gold - $635/oz. While these prices are somewhat higher than those used on the economic analysis in the DFS, the price are slightly below the three-year average at the end of our fiscal 2009 year, namely: copper - $3.13/lb, nickel - $12.45/lb, cobalt -$27.34/lb, palladium - $342/oz, platinum - $1,343/oz, and gold - $733/oz.

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

Economic Summary - May 2008 DFS Update Highlights

Key economic metrics include earnings before interest, tax, depreciation, and amortization (EBITDA) which is projected to increase to $217.3 million on average over the first five years of operations from $175.3 million estimated in the DFS. The net present value of future cash flow (after tax) discounted at 7.5% is estimated to be $649.4 million compared with $595.4 million in the DFS, and the after tax internal rate of return is now estimated at 30.6% compared with 26.7% in the DFS. The table below also sets out the effect on EBITDA of a 10% change in each metal price.

		Update	DFS
		May – 08	Sep – 06
Operating plan
Proven and probable reserves	million t	274.7	181.7
Ore mined – life of operation	million t	224.0	181.7
Overburden removed (capitalized under site preparation)	million t	18.5	-
Waste	million t	285.3	302.3

Operating costs per ton processed
Mining and delivery to plant	$ /t	4.31	3.80
Processing	$ /t	8.07	6.75
G&A	$ /t	0.94	0.46
Total	$ /t	13.33	11.02

Metal price assumptions (SEC-standard)
Copper	$ /lb	2.90	2.25
Nickel	$ /lb	12.20	7.80
Cobalt	$ /lb	23.50	16.34
Palladium	$ /oz	320	274
Platinum	$ /oz	1,230	1,040
Gold	$ /oz	635	540

Economic summary
Annual earnings before interest, tax, depreciation and amortization
(EBITDA) – average first five years	$ million	217.3	175.3
Net present value of future after tax cash flow discounted at 7.5%	$ million	649.4	595.4
Internal rate of return (after tax)		30.6%	26.7%

Sensitivity: 10% + price = $A million in EBITA

Copper	$ million	18.6	15.7
Nickel	$ million	13.3	9.3
Cobalt	$ million	0.9	0.9
Palladium	$ million	1.7	2.0
Platinum	$ million	1.7	2.1
Gold	$ million	0.3	0.5

Copper costs

cash – co-product method	$ /lb	1.05	0.81
cash – by-product method	$ /lb	(0.28)	0.06

(h) Regulations and Government Rules

The mining industry has been subject to increasing government controls and regulations in recent years. We have obtained all necessary permits for exploration work performed to date and anticipate no material problems obtaining the necessary permits to proceed with further development.

Disclosure Pursuant to Section 219 of the Iran Threat Reduction & Syria Human Rights Act

Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRA”), effective August 10, 2012, added a new subsection (r) to Section 13 of the Exchange Act, which requires issuers that file annual or quarterly reports with the SEC (including Form 20-F annual reports) to disclose in these reports whether, during the reporting period, they or any of their “affiliates” (as defined in Rule 12b-2 under the Exchange Act) have knowingly engaged in specified activities or transactions relating to Iran, including activities not prohibited by U.S. law and conducted outside the U.S. by non-U.S. affiliates in compliance with applicable laws. Issuers must also file a notice with the SEC if any disclosable activities under ITRA have been included in an annual or quarterly report.

Because the SEC defines the term “affiliate” broadly, our largest shareholder may be considered an affiliate of the Company despite the fact that the Company has no control over its actions or the actions of its affiliates. As such, pursuant to Section 13(r)(1)(D)(iii) of the Exchange Act, the Company hereby discloses the following information provided by our largest shareholder regarding transactions or dealings with entities controlled by the Government of Iran (“GOI”):

"During the year ended January 31, 2013, non-U.S. affiliates of the largest shareholder of the Company ("Shareholder Affiliates") entered into sales contracts for wheat and coal as well as sale and purchase contracts for metal oxides and metals with Iranian entities, which are either fully or majority owned by the GOI. The GOI is in the process of privatizing some of these entities. All transactions were conducted in compliance with applicable sanction laws and, where required, with the necessary prior approvals by the relevant governmental authorities.

The gross revenue of the non-U.S Shareholder Affiliates related to these transactions did not exceed the value of $645 million for the twelve months ended January 31, 2013. This figure includes the gross revenue of goods sold in the period but purchased in previous periods. The non-U.S. Shareholder Affiliates do not allocate net profit on a country-by-country or activity-by-activity basis, but estimate that the net profit attributable to the transactions with the GOI would not exceed a small fraction of the gross revenue from such transactions. It is not possible to determine accurately the precise net profit attributable to these transactions.

The non-U.S. Shareholder Affiliates believe that these transactions disclosed above do not constitute violations of applicable sanctions laws administered by the U.S. Department of the Treasury, Office of Foreign Assets Control, and are not the subject of any enforcement actions under Iran sanction laws.

In accordance with applicable U.S. and foreign sanctions laws, the non-U.S. Shareholder Affiliates expect to continue to engage in similar activities in the future."

Neither the Company nor any of its subsidiaries (i) engaged in any transactions or activities requiring disclosure under ITRA nor (ii) were involved in the transactions described in this section. As of the date of this report, the Company is not aware of any other activity, transaction or dealing by us or any of its affiliates during the fiscal year ended January 31, 2013 that requires disclosure in this report under Section 13(r) of the Exchange Act.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

(a) Operating Results

This discussion and analysis should be read in conjunction with our consolidated financial statements and related notes for the years ended January 2013, 2012, and 2011 appearing under Item 18 – Financial Statements and listed under Item 19 – Exhibits.

Our functional currency is the United States dollar and our financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Summary of Key Developments During the Fiscal Year Ended January 31, 2013

During the year ended January 31, 2013, and through the date of the filing of this Annual Report, we continued to advance our NorthMet Project including the activities noted below.

Key Developments – Environmental Review

Since February 1, 2012 our focus has continued to be advancing the NorthMet environmental review. The MDNR EIS Contractor has completed a significant amount of work on the SDEIS and is finalizing internal review of groundwater, surface water, and air dispersion models including quality assurance/quality control review of data that is being incorporated into the SDEIS.

On September 11, 2012 we reported that we had hired Foth Infrastructure & Environment ("Foth") to assist in completion of the NorthMet environmental review and permitting process. Separately, we reported that we had completed a mine site groundwater monitoring program in order to addresses concerns expressed by the EPA in its review of the 2009 Draft EIS.

On October 10, 2012 we announced that we had successfully treated over one million gallons of water through its Reverse Osmosis (RO) pilot water treatment plant. We partnered with GE Water & Process Technologies (GE) and Barr Engineering to design and operate the pilot plant using RO membrane technology developed by GE. The test work demonstrates the technical and regulatory viability of RO as a water treatment method that will enable us to successfully develop the NorthMet Project and meet state and federal water quality standards.

On November 19, 2012 we announced completion of engineering control designs as well as the design of and inputs to groundwater, surface water and air dispersion models to assess potential environmental impacts from the NorthMet Project. Following extensive quality assurance/quality control review by Foth Infrastructure & Environment and Barr Engineering, we delivered these results to the state regulatory agencies and the EIS Contractor for review, which is largely complete. The results are being incorporated into the SDEIS which will then be reviewed by the EPA and other governmental and cooperating agencies prior to publication for public review.

On February 14, 2013 we announced project improvements resulting from addressing comments on the draft EIS. We have undertaken an extensive review of all aspects of the NorthMet Project which has resulted in numerous improvements and reduced environmental impacts. Reductions in the environmental impact are a significant step toward completion of the SDEIS, which is on track for mid-summer 2013.

We also reported that we were commencing detailed capital and operating cost updates based on these project changes and are reviewing detailed construction plans and schedules to prepare for project construction upon receipt of permits.

As discussed in Section 4D(c)(ii), we received a response from the MPCA in October 2012 approving pilot tests of various treatment options related to the Consent Decree to determine the best course of action for long term mitigation. Although there is substantial uncertainty related to applicable water quality standards, engineering scope, and responsibility for the financial liability, the October response from the MPCA provides clarification to the potential liability for the Long Term Mitigation Plan. The Company has included its best estimate of the liabilities related to this consent decree in its environmental rehabilitation provision for the period ended January 31, 2013 in the amount of $31.8 million.

The Company’s best estimate of the environmental rehabilitation provision at January 31, 2013 was $53.5 million (January 31, 2012 - $22.8 million) based on estimated cash flows required to settle this obligation in present day costs of $24.5 million (January 31, 2012 - $23.9 million) for Cliffs I and $33.0 million (January 31, 2012 - $2.0 million) for Cliffs II, an annual inflation rate of 2.00% (January 31, 2012 – 2.00%), a risk-free interest rate of 2.79% (January 31, 2012 – 2.55%), a mine life of 20 years and a rehabilitation period of 10 years.

Other Key Developments

On March 9, 2012 we entered into an option agreement over certain land that it plans to have restored to wetlands through an agreement with AG for Waterfowl, LLP ("AG"). We paid AG $2.0 million cash and issued 2,788,902 of its common shares and warrants to purchase 1,083,333 of its common shares at $1.50 per share at any time until December 31, 2015. AG has provided us security over its requirement to perform the wetlands conversion work in the form of a $5.9 million face value five year zero interest rate mortgage over land currently in agricultural use that AG will restore to wetlands in order to earn wetland credits. The mortgage will be proportionately released as part of the lands are fully restored to approved wetland status, at which time we will receive formal wetland credits. Any lands that we have not requested be restored to wetland will revert to AG and the remaining mortgage, if any, will be released on February 28, 2017. We are committed to pay AG an additional $0.680 million over seven years as compensation for the work AG is continuing to undertake. AG was subsequently acquired by Environmental Investment Partners (“EIP”) and we consented to the assignment of the agreement to EIP on September 7, 2012.

On June 21, 2012 we announced that Jon Cherry, a senior mining executive, would join us as CEO and President effective July 16, 2012. Mr. Cherry held increasingly senior positions at operations and projects for subsidiaries of Rio Tinto plc, one of the world's largest mining companies. Most recently he was responsible for strategic direction in environmental permitting and compliance, legal matters, and external relations related to development of the Resolution copper project in Arizona, a joint venture between Rio Tinto and BHP Billiton. Previously, he was responsible for permitting and initial development of the Eagle nickel-copper project in Michigan's Upper Peninsula. He started his career with Cyprus Thompson Creek in Idaho before joining Kennecott in Utah. Former CEO and President Joe Scipioni remains with us as Chief Operating Officer.

At our annual shareholders’ meeting on July 10, 2012, shareholders approved amendment and restatement of the 2007 Omnibus Share Compensation Plan (the "Plan") and reapproved the Plan and all unallocated option or awards entitled to be granted thereunder. The amended Plan (a) amended the number of common shares reserved for issuance, (b) increased the maximum term of expiry from seven years to ten years; and (c) clarified the definition of "Market Price". The amended Plan was approved by the TSX on July 19, 2012.

On October 15, 2012 we sold to Glencore 5 million shares at US$2.00 per share resulting in gross proceeds to us of US$10,000,000 pursuant to the November 2010 private placement agreement.

Summary of Operating Results
(All figures in Thousands of U.S. dollar except Loss per share)

	Year Ended 31 January
	2013	2012	2011
Revenue	-	-	-
Loss for the Year	6,626	3,045	6,662
Loss per Share	(0.04)	(0.02)	(0.04)
Total Assets	236,127	189,571	156,736
Total Non-Current Financial Liabilities	34,458	32,690	29,406
Total Shareholders’ Equity	142,912	132,366	102,417

Year ended January 31, 2013 compared with the year ended January 31, 2012

Overall: Our focus for the fiscal year ended January 31, 2013 was to provide the Lead Agencies with input into the SDEIS and permit work at our NorthMet Project, and obtain additional financing.

Loss for the year: During the year ended January 31, 2013, we incurred a loss of $6.626 million ($0.04 loss per share) compared to a loss of $3.045 million ($0.02 loss per share) during the year ended January 31, 2012. The increase in the net loss for the year was primarily attributable to the following:

  an increase in share based compensation in the current year to $2.255 million (prior year - $0.625 million) relating to grants of options and RSU’s, amortization of previously issued options, bonus shares, and RSU’s, and a shareholder approved modification of the expiry dates of outstanding share options;
  an increase in salaries and benefits in the current year to $1.394 million (prior year - $0.664 million) relating to restructuring and termination benefits incurred;
  an increase in filing and regulatory fees in the current year to $0.281 million (prior year - $0.099 million) related to renewal of the universal shelf registration;
  a decrease in the non-cash future income tax recovery in the current year to $nil (prior year - $0.657 million) relating to prior year expiration of share purchase warrants; and
  an increase in finance income and costs in the current year to $0.821 million (prior year - $0.351 million) primarily due to an increase in the accretion of the environmental rehabilitation provision as a result of the increased liability and increase in the discount rate.

These items were partially offset by the following:

  a decrease in professional fees in the current year to $0.374 million (prior year - $0.740 million) primarily due to transition to IFRS in the prior year.

Year ended January 31, 2012 compared with the year ended January 31, 2011

Overall: Our focus for the fiscal year ended January 31, 2012 was to provide the Lead Agencies with input into the SDEIS and permit work at our NorthMet Project and to obtain additional financing.

Loss for the year: During the year ended January 31, 2012, we incurred a loss of $3.045 million ($0.02 loss per share) compared to a loss of $6.662 million ($0.04 loss per share) in 2011. The decrease in the net loss for the current year was primarily attributable to the following:

  $2.931 million non-cash loss on refinancing of convertible debt during the prior year;
  our decision, in the prior year, to review alternatives for construction financing and not to renew our agreement with BNP Paribas Loan Services (which was to advise and assist us in all aspects of preparation for construction finance) which expired on July 31, 2010. As such, $1.830 million, $1.197 million of which was non-cash related to the fair value of warrants issued, recorded as a deferred financing cost asset was written off the consolidated statement of loss in the prior year; and
  a gain of $0.072 million on assets held for sales in the current year (January 31, 2011 – loss of $0.520 million).

These items were partially offset by the following:

  an increase in share based compensation in the current year period to $0.625 million compared to a recovery in the prior year period of $0.119 million including $0.212 million (January 31, 2011 – nil) relating to board and other management changes;
  director’s fees and expenses of $0.248 million (January 31, 2011 - nil);
  a non-cash future income tax recovery related to expiration of share purchase warrants previously issued of $0.657 million (January 31, 2011 – $1.390 million); and
  an increase in professional fees to $0.740 million (prior year period - $0.365 million) primarily due to transition to IFRS.

(b) Liquidity and Capital Resources

Substantially all cash and cash equivalents are held in United States currency. Our cash is primarily held in deposits and bearer deposits of a major Canadian bank and does not include any exposure to asset-backed commercial paper.

Should we wish to continue to further advance the NorthMet Project to commercial production we will require additional funds. As we have no operating revenues, the only source of liquidity consists primarily of cash from proceeds of project debt, other debt and equity financing.

The Company expects to repay the IRRRB long-term loan from working capital or additional financing and to either exchange the Glencore debt into equity or repay from additional financing or from operations once commercial production has commenced.

Year Ended January 31, 2013 compared with the year ended January 31, 2012

As at January 31, 2013 we had working capital of $2.629 million compared with working capital of $16.375 million as at January 31, 2012 consisting primarily of cash of $8.088 million (January 31, 2012 - $17.478 million), trade and other receivables of $0.830 million (January 31, 2012 - $0.440 million), prepaid expenses of $0.771 million (January 31, 2012 - $0.934 million), trade payables and accrued liabilities of 5.269 million (January 31, 2012 - $1.679 million), and the current portion of environmental rehabilitation provision of $1.808 million (January 31, 2012 - $0.828 million).

Cash used in operating activities in the year ended January 31, 2013 was $1.116 million compared to cash used in the year ended January 31, 2012 of $2.955 million. The variance in cash is primarily due to changes in non-cash working capital balances and the above noted operating variances.

Cash provided by financing activities for the year ended January 31, 2013 was $10.130 million compared to cash provided in the year ended January 31, 2012 of $26.209 million. The current year includes funding of the 2010 Glencore financing Tranche 3 and exercise of share options. The prior year includes funding of the 2010 Glencore financing Tranche 2, the 2011 Glencore financing, the IRRRB loan, and exercise of share options, partially offset by the repayment of the Cliffs loan.

Cash used in investing activities for the year ended January 31, 2013 was $18.404 million compared to cash used in the year ended January 31, 2012 of $16.137 million. The increase was primarily due to cash consideration paid to enter into wetland credit options and development agreements. See further discussion in the “Other Key Developments” section above.

Total cash for the year ended January 31, 2013 decreased by $9.390 million for a balance of $8.088 million compared to the year ended January 31, 2012 where cash increased $7.117 million to a balance of $17.478 million.

Year Ended January 31, 2012 compared with the year ended January 31, 2011

As at January 31, 2012 we had working capital of $16.375 million compared with working capital of $4.199 million as at January 31, 2011 consisting primarily of cash of $17.478 million (January 31, 2011 - $10.361 million), trade and other receivables of $440,000 (January 31, 2011 - $318,000), prepaid expenses of $934,000 (January 31, 2011 - $636,000), asset held for sale of $nil (January 31, 2011 - $3.420 million); accounts payable and accrued liabilities of $1.679 million (January 31, 2011 - $2.444 million), the current portion of the notes to Cliffs of $nil (January 31, 2011 - $6.750 million) and the current portion of environmental rehabilitation provision of $828,000 (January 31, 2011 - $1.408 million).

Cash used in operating activities in the year ended January 31, 2012 was $2.955 million compared to cash used in the prior year of $3.068 million. The variance in cash is primarily due to changes in non-cash working capital balances and the above noted operating variances.

Cash provided by financing activities for the year ended January 31, 2012 was $26.209 million (prior year -$8.666 million). The current year activity was primarily due to the Glencore financings and the IRRRB loan and the issuance of share capital on the exercise of share options for $902,000 (prior year - $808,000), partially offset by the repayment of $8.500 million of debt (prior year - $2 million).

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

Financing Activities

On August 27, 2009 we announced that we had filed a universal shelf registration on Form F-3 with the United States Securities and Exchange Commission (“SEC”) and short form base shelf prospectus with the various Canadian Provincial Security Commissions. This universal shelf registration statement expired in 2012. These documents allowed PolyMet to have the option to offer and sell, from time to time in one or more offerings, up to $500 million of its debt securities, common shares, warrants and units in the United States and Canada. A new universal shelf registration on Form F-3 and short form base shelf prospectus was filed and declared effective in January 2013 for the same offering limit and covering the same securities. Unless otherwise specified the net proceeds from the offering of the securities will be used for construction finance for our copper, nickel, precious metals development project located in Minnesota and for working capital.

Glencore AG (“Glencore”) Financing

Since October 31, 2008 Glencore has entered into a series of financing agreements with us and a marketing agreement with us whereby Glencore committed to purchase all of our production of concentrates, metal, or intermediate products on market terms at the time of delivery, for at least the first five years of production. We agreed to propose, and shareholders approved, the election of a Glencore senior executive as a director and also appointed a senior member of Glencore's technical team to our Technical Steering Committee. As a result of the series of financing transactions and the purchase by Glencore of our common shares previously owned by Cliffs, Glencore's current and potential ownership of PolyMet comprises:

  46,967,842 shares representing 25.6% of our issued and outstanding common shares;

  $25.0 million initial principal floating rate secured debentures due September 30, 2014. Including capitalized interest as at January 31, 2013, these debentures are exchangeable at $1.50 per share into 20,338,440 of our common shares upon us giving Glencore notice that we have received permits necessary to start construction of the NorthMet Project and availability of senior construction finance in a form reasonably acceptable to Glencore or are repayable on September 30, 2014. The exercise price of the exchange warrants and the number of warrants are subject to conventional anti-dilution provisions; and

  Glencore holds warrants to purchase 5,600,000 common shares at $1.50 per share, subject to conventional anti-dilution provisions, at any time until December 31, 2015, subject to mandatory exercise if the 20-day Value Weighted Average Price (“VWAP”) of PolyMet common shares is equal to or greater than 150% the exercise price and PolyMet provides notice to Glencore that it has received permits necessary to start construction of the NorthMet Project and availability of senior construction finance, in a form reasonably acceptable to Glencore.

If Glencore were to exercise all of its rights and obligations under these agreements, it would own 72,906,282 of our common shares, representing 34.9% on a partially diluted basis, that is, if no other options or warrants were exercised or 32.4% on a fully diluted basis.

On November 12, 2010, Glencore entered into a definitive agreement with us (“2010 Agreement”) to:

Sell in a private placement to Glencore, 15,000,000 common shares at $2.00 per share for gross proceeds of $30 million (before deducting estimated offering expenses). Completion of the sale of these shares and funding occurred in the following three tranches:

Tranche 1 of $10 million (closed on January 17, 2011);

Tranche 2 of $10 million (closed on July 15, 2011); and

Tranche 3 of $10 million (closed on October 15, 2012).

The maturity date of the $25 million in outstanding debentures, plus interest, was extended from September 30, 2011 to September 30, 2012 (subsequently extended under the 2011 Agreement described below). The Issued Debentures continued to be exchangeable into our common shares, as agreed to in 2008 and the 2011 Agreement described below;

Cancellation of Glencore’s commitment to purchase, and our commitment to issue, $25 million of Tranche E Debentures, as agreed to in 2008;

Cancellation of warrants to purchase 6,250,000 of our common shares at $3.00 per share at any time until September 30, 2011 issued to Glencore in connection with the 2008 Debentures;

Issuance of warrants (the "2010 Warrants") to purchase 3,000,000 of our common shares at $2.00 per share at any time until December 31, 2015, issued to Glencore in consideration of the amendments listed above. The terms of these warrants were amended under the 2011 Agreement described below; and

Glencore was also granted a right of first refusal to provide all non-equity material financings, subject to regulatory approval as long as it owns 10% or more of our issued and outstanding shares. As long as Glencore owns more than 5% of our issued and outstanding shares, it has the right to participate in any equity-related financing to maintain its partially diluted ownership interest (currently 25.6% of issued and outstanding shares and 32.4% on a fully diluted ownership interest basis).

On November 30, 2011, Glencore entered into a definitive agreement with us (“2011 Agreement”) to:

  Sell in a private placement to Glencore, 13,333,333 common shares at $1.50 per share for gross proceeds of $20 million (before deducting offering expenses) and issue to Glencore warrants (the 2011 Warrants) to purchase 2,600,000 of our common shares at $1.50 per share at any time until December 31, 2015, subject to mandatory exercise if the 20-day Value Weighted Average Price (“VWAP”) of our shares is equal to or greater than 150% the exercise price and we provide notice to Glencore that we have received permits necessary to start construction of NorthMet and availability of senior construction finance, in a form reasonably acceptable to Glencore. Approximately $7.0 million of the proceeds from the sale of these shares was used to repay outstanding notes (including interest) to Cliffs Natural Resources Inc.;

  Extend the term of the $25 million initial principal debentures to the earlier of i) us giving Glencore ten days notice that we have received permits necessary to start construction of NorthMet and availability of senior construction finance, in a form reasonably acceptable to Glencore (the "Early Maturity Event"), and ii) September 30, 2014, on which date all principal and interest accrued to such date will be due and payable. Upon occurrence of the Early Maturity Event, the initial principal and capitalized interest would be exchangeable into common shares of PolyMet at $1.50 per share. Alternatively, Glencore has the right to exchange some or all of the debentures at any time under the same conversion terms; and

  Amend the terms of the warrants issued to Glencore in 2010 (the "2010 Warrants”) to conform to the 2011 Warrants, giving Glencore the right to acquire 3,000,000 of our common shares at $1.50 per share at any time until December 31, 2015, subject to mandatory exercise if the 20-day VWAP of PolyMet shares is equal to or greater than 150% the exercise price and we provide notice to Glencore that we have received permits necessary to start construction of NorthMet and availability of senior construction finance, in a form reasonably acceptable to Glencore.

On April 10, 2013, PMI agreed to issue a debenture with the principal amount of US$20,000,000 to Glencore and Glencore agreed to a Standby Purchase Agreement related to a $60,000,000 rights offering by us. The US$20,000,000 debenture is payable on the earlier of (i) a US$60,000,000 rights offering by us or (ii) May 1, 2014. The sale of the debenture was consummated on April 11, 2013. The debenture is guaranteed by us and is secured by the assets of us and our wholly-owned subsidiary. The debenture carried a fixed interest rate of 4.721% per annum. The debenture contains certain events of default that are customarily included in financings of this nature. In the event of default, Glencore may declare all of the then outstanding principal amount of the debenture, including any accrued and unpaid interest, to be due and payable immediately.

Iron Range Resources & Rehabilitation Board ("IRRRB")
On June 30, 2011 we closed a $4.000 million loan from the IRRRB. At the same time, we exercised our options to acquire two tracts of land totaling approximately 5,300 acres of forests, wetlands, and lakes with high recreational value that are included as part of the proposed land exchange with the USFS. The loan is secured by the land acquired, carries a fixed interest rate of 5% per annum, compounded annually if not paid, and is repayable on the earlier of June 30, 2016 or the date which the related land is exchanged with the USFS (not expected to occur within 12 months from January 31, 2013). We issued warrants giving the IRRRB the right to purchase 400,000 of our common shares at $2.50 per share at any time until the earlier of June 30, 2016 or one year after permits are received.

AG for Waterfowl, LLP ("AG") Financing
On March 9, 2012 we acquired a secured interest in land (“AG Land”) owned by AG that is permitted for restoration to wetland. AG was subsequently acquired by Environmental Investment Partners (“EIP”) and we consented to the assignment of the agreement to EIP on September 7, 2012. EIP will restore the wetlands and, upon completion, wetland credits are to be issued by the proper governmental authorities. We plan to use the wetland credits to offset wetlands disturbed during construction and operation of the NorthMet Project. We hold a first mortgage on the AG land, which will be proportionately released as wetland credits are transferred to us. We have the option to exercise five separate phases of wetland credit development. Any option not exercised by February 28, 2017 will expire and the remaining mortgage, if any, will be released. As at January 31, 2013, we had exercised the option on phase 1.

We paid initial consideration of $2.0 million cash and issued 2,788,902 of our common shares valued at $3.375 million (of which 371,854 held in escrow pending completion of construction of the first phase) and a warrant to purchase 1,083,333 of our common shares at $1.50 per share at any time until December 31, 2015 as consideration for a $5.9 million mortgage to secure performance by EIP. In addition to the initial consideration, performance commitments for phase 1 totaling $0.68 million will be due over the seven years following wetland construction completion for ongoing maintenance by AG. Performance payments totaling $1.063 million per phase for completion and maintenance of phase 2 through 5 will only be incurred if and when we exercise our option on those phases, and will be due over the seven years following completion of each phase. If wetland credits are issued by the proper governmental authorities before the seven-year anniversary, any unpaid amounts are due upon issuance of the wetland credits.

We have concluded the transaction was negotiated between unrelated parties and therefore at the fair value of the services received. To date, we have recorded $5.992 million to Wetland Credit Intangibles, which comprises the aggregate value of shares ($3.375 million), warrants ($0.525 million), cash ($2.0 million), and transaction costs ($0.092 million). Since we expect to exercise each of the remaining options prior to expiration, we determined that the total consideration price of approximately $10.833 million should be allocated equally amongst the total credits with approximately $2.167 million being allocated to each phase after all payments have been made.

Other Financings
On August 31, 2011, the unexercised warrants, to purchase 4,010,000 of our common shares at $5.00 per share if exercised before NorthMet has produced a cumulative total of 20,000 metric ton of concentrate, or $6.00 thereafter, expired. We recorded a deferred income tax charge as the expiration of the warrants triggered a capital gain for tax purposes, which was offset by the application of tax losses carried forward resulting in a credit of $657,000.

During the year ended January 31, 2013 we issued 185,000 shares (prior year period – 1,185,000) upon exercise of options for proceeds of $148,000 (prior year period - $902,000).

During the year ended January 31, 2013, we also issued 87,174 shares (prior year period – 135,000) as partial payment for options to purchase land.

See discussion of subsequent event financing in Item 8(b).

Escrowed Securities
As at January 31, 2013, we had the following outstanding securities held in escrow:

	Number of Securities
Designation of Class	held in Escrow	Percentage of Class
Common shares (1)	371,854	0.02%
Common shares (2)	709,882	0.04%

(1)	Common shares held by Andersen & Butterworth, P.A. and were issued in connection with purchase of the Wetland Credit Intangible.
(2)	Common shares held by Farris, Vaughan, Wills & Murphy LLP and were issued as restricted shares to U.S. employees.

(c) Research and Development, Patents and Licenses, Etc.

We do not engage in any research and development activities and have no patents or licenses that are materially important to us.

(d) Trend Information

There are no major trends anticipated to have a material effect on our financial condition and results of operations in the near future.

(e) Off-Balance Sheet Arrangements

None.

(f) Tabular Disclosure of Contractual Obligations

The following table lists as at January 31, 2013 information with respect to our known contractual obligations:

		Less than	1 – 3	4 – 5	After 5
Contractual Obligations (in 000’s)	Total	1 year	years	years	years
Trade payables and accrued liabilities	$5,269	$5,269	$-	$-	$-
Long-term debt	5,014	-	5,014	-	-
Convertible debt	33,141	-	33,141	-	-
Environmental rehabilitation provision	53,488	1,808	10,388	18,281	23,011
Firm Commitments	3,000	2,354	326	204	116
Total	$99,912	$9,431	$48,869	$18,485	$23,127

(g) Critical Accounting Policies

Our consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB which requires the use of certain critical accounting estimates. These critical accounting estimates require management to make judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the financial statements.

Critical accounting estimates and judgments made in the preparation of these consolidated financial statements are as follows:

(i) Determination of mineral reserves

Reserves are estimates of the amount of product that can be economically and legally extracted from our property. In order to estimate reserves, estimates are required about a range of geological, technical and economic factors, including quantities, production techniques, production costs, capital costs, transport costs, demand, prices and exchange rates. Estimating the quantity of reserves requires the size, shape and depth of deposits to be determined by analyzing geological data. This process may require complex and difficult geological judgments to interpret the data. In addition, management will form a view of forecast sales prices, based on current and long-term historical average price trends. Changes in the proven and probable reserves estimates may impact the carrying value of property, plant and equipment, restoration provisions, recognition of deferred tax amounts and depreciation, depletion and amortization.

(ii) Impairment of non-financial assets

The carrying amounts of our non-financial assets, including mineral property, plant and equipment, and wetland credit intangible are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated at the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is recognized if the carrying amount of an asset exceeds its estimated recoverable amount. An impairment loss previously recorded is reversed if there has been a change in the estimates used to determine the recoverable amount.

For our mineral property interest we consider both external and internal sources of information in assessing whether there are any indications of impairment. External sources of information we consider include changes in the market, economic and legal environment in which we operate that are not within our control and affect the recoverable amount of mining property interests. Internal sources of information we consider include indications of economic performance of the asset. No indicators of impairment for its mining property were identified for the year ended January 31, 2013 or 2012.

(iii) Provisions for Environmental Rehabilitation Costs

Provisions for environmental rehabilitation costs associated with mineral property, plant and equipment, are recognized when the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Upon initial recognition of provisions for environmental rehabilitation costs, a corresponding increase to the carrying amount of the related asset is recorded and amortized over the life of the asset. The estimates are based principally on legal and regulatory requirements. Following initial recognition of the environmental rehabilitation provision, the carrying amount of the liability is accreted to its future value over the life of the asset, reduced for actual reclamation payments incurred, adjusted for changes to the current market-based discount rate, and adjusted for changes in the amount and timing of the underlying cash flows needed to settle the obligation.

It is possible that our estimates of our ultimate environmental rehabilitation liabilities could be affected by changes in regulations, changes in the extent of environmental rehabilitation required, changes in the means of rehabilitation, changes in the extent of responsibility for the financial liability or changes in cost estimates. Our operations may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon us may vary greatly and are not predictable.

Our provision for environmental rehabilitation cost obligations represents management’s best estimate of the present value of the future cash outflows required to settle the liability.

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

The following is a list of the names and ages of our directors and senior management:

Name	Age	Position
W. Ian L. Forrest	74	Chairman, Independent Director
Jonathan Cherry	43	Director, President, and Chief Executive Officer
David Dreisinger	55	Independent Director
Alan R. Hodnik	53	Independent Director
William Murray	64	Director
Stephen Rowland	51	Independent Director
Michael M. Sill	51	Independent Director
Frank L. Sims	62	Independent Director
Douglas J. Newby	54	Chief Financial Officer
Joseph Scipioni	59	Chief Operating Officer
Bradley C. Moore	52	Executive Vice President, Environmental & Governmental Affairs
Ryan Vogt	35	Corporate Controller
Stephanie Hunter	42	Manager, Corporate Operations and Corporate Secretary

W. Ian L. Forrest has served as a member of our board of directors since October 2003, as our Co-Chair since January 2011 and our Chairman since July 2012. Mr. Forrest previously served as Chairman of our board until February 5, 2008. He also serves on our audit, compensation, and nominating and corporate governance committees. Having played an important role in our revival in 2003, he was appointed Chairman in May 2004. Mr. Forrest is a member of the Institute of Chartered Accountants of Scotland and continues to practice as a public accountant in Geneva, Switzerland. Mr. Forrest has more than 30 years of experience with public companies in the resource sector. His experience encompasses the areas of promotion, financing, exploration, production and company management. He has also participated in several notable projects including Gulfstream's North Dome gas discovery, Qatar, Reunion Mining's Scorpion zinc, Namibia, which was subsequently developed by Anglo American, and Ocean Diamond Mining, which pioneered the independent diamond dredging industry off the west coast of southern Africa. He also served as a director of MGold Resources Inc. until October, 2011 and Belmore Resources (Holdings) plc until July, 2011 when it was acquired by Lundin Mining Ltd. He currently serves on the boards of Georex SA and Poros SAS. Mr. Forrest was a director of Viatrade plc, which was put into receivership in August 2009. Mr. Forrest currently resides in Vaud, Switzerland.

Jonathan Cherry has served as our President and Chief Executive Officer and as a member of our board of directors since July 16, 2012. He also serves as the Chair on our safety, health and environmental committee. Prior to July 2012, Mr. Cherry’s career spanned more than 25 years with Rio Tinto where he worked in a number of positions, including general manager, where he was responsible for permitting and the initial development of the Eagle Mine in Michigan’s Upper Peninsula. His last position was Vice President with Rio Tinto, responsible for strategic direction in environmental permitting and compliance, legal matters and external relations related to mine development of the Resolution copper project in Arizona. Mr. Cherry is a licenced Professional Engineer. Mr. Cherry currently resides in Minnesota, United States.

Dr. David Dreisinger has served as a member of our board of directors since October 2003. Dr. Dreisinger also served on our audit committee prior to June 2006. Currently, Dr. Dreisinger serves on our safety, health and environmental committee and on our corporate governance committee. Since 1988, Dr. Dreisinger has been a member of the faculty at the University of British Columbia in the Department of Materials Engineering and is currently Professor and Chairholder of the Industrial Research and Chair in Hydrometallurgy. He has published over 200 papers and has been extensively involved as a process consultant in industrial research programs with metallurgical companies. Dr. Dreisinger has participated in 16 U.S. patents for work in areas such as pressure leaching, ion exchange removal of impurities from process solutions, use of thiosulfate as an alternative to cyanide in gold leaching, and leach-electrolysis treatment of copper recovery from sulfide ores, and the Sepon Copper Process for copper recovery from sulfidic-clayey ores. Dr. Dreisinger serves as a director of Search Minerals, Inc. and as Vice President – Metallurgy/Process for each of Baja Mining Corp, Clifton Star Resources and South American Silver Corp. Dr. Dreisinger currently resides in British Columbia, Canada.

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

William Murray served as our Executive Chairman from February 5, 2008 to December 31, 2010 and has served as a member of our board of directors since March 2003. He previously served as our President and Chief Executive Officer from March 2003 until February 2008. Mr. Murray is an engineer in the mining industry with more than 35 years of experience in construction management, project evaluation in North America and Africa. From April 1993 to 2003, Mr. Murray provided consulting services to the mining industry as a principal of Optimum Project Services Ltd. Prior to that, Mr. Murray was employed by Fluor Daniel, a large U.S. Engineering & Construction contractor, as the Director of New Business from October 1989 to April 1993. From September 1981 to May 1986, Mr. Murray was a Director of Project Services at Denison Mines where he was part of the core team than built the $1.2 billion Quintette Coal project. From September 1970 to August 1981, Mr. Murray held a number of positions at Anglo American Corp in South Africa, principally in the Gold Division. Mr. Murray is also a director of Aura Minerals, Inc., and Prospero Silver Corp. Mr. Murray currently resides in British Columbia, Canada.

Stephen Rowland has served as a member of our board of directors since October 30, 2008. He also serves on our compensation and nominating and corporate governance committees. Mr. Rowland has been an executive with Glencore, a diversified natural resources company, since 1988. Mr. Rowland has held various positions with responsibility for international trading in metals and minerals in London, Switzerland, and the United States. Prior to joining Glencore, Mr. Rowland started his career in 1985 with Cargill, Inc. in Minneapolis. Mr. Rowland currently resides in Connecticut, United States.

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

Frank L. Sims has served as a member of our board of directors since February 2008 and as our Co-Chair from January 2011 to July 2012. He also serves on our audit, compensation, and nominating and corporate governance committees. Mr. Sims has held a series of progressively senior positions with Cargill, Incorporated between 1972 and his retirement in December 2007. Most recently he served as Corporate Vice President. Minnesota-headquartered Cargill is an international provider of food, agricultural and risk management products and services. Mr. Sims currently serves on the board of Piper Jaffray Companies and South Jersey Industries. Mr. Sims has previously served on the board of Tennant Company, as Vice-Chair of the U.S. Marine Transportation System National Advisory Council, was a Chairman of the board of the North American Export Grain Association, and as Chairman of the Federal Reserve Bank of Minneapolis. Mr. Sims currently resides in Georgia, United States.

Douglas J. Newby has served as our Chief Financial Officer since November 2005. Mr. Newby has more than 30 years of experience in the evaluation and financing of mining companies and projects around the world. Before coming to PolyMet, Mr. Newby served variously as a Director, Executive Vice President, interim Chairman, President and Chief Executive Officer of Western Goldfields, Inc. (now New Gold, Inc.) a US-based gold mining company. Mr. Newby has also been President of Proteus Capital Corp., a corporate advisory firm that specializes in the natural resource industries, since July 2001. Mr. Newby served as Managing Director of Proteus Consultants Ltd. from January 1991 to July 2001 and Managing Partner of Moyes Newby & Co., Inc. from April 1994 to December 1998, both of which provided corporate advisory services primarily to the international energy and mining industries. Since June 2011 Mr. Newby has served as a director of Coronet Metals, Inc., a Canadian company developing a gold mine in Peru. From January 2004 to March 2006, Mr. Newby served as Vice-President of Cadence Resources Corporation, an oil and gas exploration and development company. Prior to January 1991, Mr. Newby held senior positions with the investment banking firms of S.G. Warburg & Co., Inc., Morgan Grenfell & Co., and James Capel & Co. Mr. Newby currently resides in New York, United States.

Joseph Scipioni has served as our Chief Operating Officer since March 2007. He also serves on our safety, health and environmental committee. Prior to July 2012, Mr. Scipioni also served as our President and Chief Executive Officer since February 5, 2008 and as a member of our board of directors since February 19, 2008 and as General Manager of our Minnesota operations since July 2006. Prior to June 2006, Mr. Scipioni's career spanned more than 30 years with United States Steel Corporation where he worked in a number of progressively senior positions in operations. His last position was Plant Manager at the Keewatin Taconite plant in Minnesota. Mr. Scipioni is an active advisor to the University of Minnesota Natural Resources Research Institute based in Duluth, Minnesota, is an officer of the Minnesota Section of the Society of Mining, Metallurgy and Exploration (SME), and serves as an executive officer of Mining Minnesota. Mr. Scipioni currently resides in Minnesota, United States.

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

Ryan Vogt has served as our Corporate Controller since July 2012. Mr. Vogt has over 12 years of experience with accounting, financial reporting, and internal controls. From April 2004 to April 2012, he was an assistant controller at World Data Products, Inc. and from April 2012 to present he has been with the Company. Prior to April 2004, Mr. Vogt was a financial statement auditor at KPMG LLP. Mr. Vogt is a Certified Public Accountant. Mr. Vogt currently resides in Minnesota, United States.

Stephanie Hunter has served as our Manager, Corporate Operations since April 2004 and as our Corporate Secretary since November 2012. Mrs. Hunter has over 20 years of legal experience with public companies and 9 years within the mining sector. From January 1999 to March 2004, she was a senior legal administrator and corporate law clerk at Stikeman Elliott LLP and from April 2004 to present she has been with the Company. Prior to January 1999, Mrs. Hunter was a Corporate Records Clerk at Holmes Greenslade LLP. Mrs. Hunter has extensive experience in administration of public companies, statutory and regulatory compliance requirements and maintenance of company records. Mrs. Hunter currently resides in Ontario, Canada.

B. Statement of Executive Compensation

The following table sets forth the compensation paid to our Named Executive Officers for the fiscal year ended January 31, 2013:

Named Executive Officer	Salaries Commissions and Bonuses	Options / Restricted Share Units	Pension, Retirement and Similar Benefits(1)	Total Compensation
Jonathan Cherry, President and Chief Executive Officer	$214,585	$1,140,688	$10,500	$1,365,773
Douglas Newby, Chief Financial Officer	$250,020	$179,200	$7,500	$436,720
Joseph Scipioni, Chief Operating Officer	$237,552	$13,800	$14,256	$265,608
Bradley H. Moore, Executive Vice President, Environmental & Governmental Affairs	$183,754	$27,600	$11,025	$222,379

(1) Balances represent Company contributions under 401k pension plans.

During the fiscal year ended January 31, 2013, we had four Named Executive Officers (“NEOs”) (for the purposes of applicable securities legislation), namely:

(a)	Jonathan Cherry, President and Chief Executive Officer;

(b)	Douglas Newby, Chief Financial Officer;

(c)	Joseph Scipioni, Chief Operating Officer; and

(d)	Bradley H. Moore, Executive Vice President, Environmental & Governmental Affairs.

Other than the arrangements noted in the table below, during the fiscal year ended January 31, 2013, no compensation was paid or is payable by us to the directors of the Company, other than the Named Executive Officers (the “Other Directors”), or our subsidiaries, if any, for their services in their capacity as directors, including any amounts payable for committee participation or special assignments;

Director	Director’s Fees	Options/Restricted Share Units	Total Compensation
W. Ian L. Forrest David Dreisinger Alan R. Hodnik William Murray Stephen Rowland Michael M. Sill Frank Sims	$50,000 40,000 45,000 40,000 30,000 40,000 45,000	- 51,600 112,600 61,005 140,751 112,600 112,600	$50,000 91,600 157,600 101,005 170,751 152,600 157,600

During the quarter ended January 31, 2012, we sold a used drill for $3.68 million. A company controlled by one of our Directors, Michael M. Sill, received a commission of $0.200 million related to this sale.

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

None of our directors has a service contract with us providing for benefits upon termination of his employment.

Our Audit Committee consists of W. Ian L. Forrest (Chair), Michael M. Sill, and Frank L. Sims, all of whom are independent directors. Mr. Forrest meets the criteria of an “Audit Committee Financial Expert” under the applicable rules and regulations of the SEC and such designation has been ratified by the Board of Directors. The Audit Committee oversees our auditing procedures, receives and accepts the reports of our independent certified public accountants, oversees our internal systems of accounting and management controls, and makes recommendations to the Board of Directors as to the selection and appointment of our auditors.

Our Compensation Committee consists of W. Ian L. Forrest (Chair), Alan R. Hodnik, Stephen Rowland, and Frank L. Sims. The function of the Compensation Committee is to administer the 2007 PolyMet Omnibus Share Compensation Plan and to have authority over the salaries, bonuses, and other compensation arrangements of our executive officers.

Our Nominating and Corporate Governance Committee consists of Frank L. Sims (Chair), W. Ian L. Forrest, Alan R. Hodnik, and David Dreisinger. The committee (1) identifies individuals qualified to become members of the Board, (2) selects, or recommends to the Board, the director nominees for the next annual shareholders meeting, (3) selects candidates to fill any vacancies on the Board, and (4) develops and recommends to the Board a set of corporate governance principles applicable to PolyMet.

D. Employees

As at January 31, 2013 we had 20 full-time employees, with 1 located in our Toronto office, 14 located in our Hoyt Lakes office, and 5 located in our St. Paul office. None of our employees are covered by a collective bargaining agreement. We believe that our relations with our employees are good.

As at January 31, 2013, we had 3 consultants working out of our Vancouver, Toronto, and Minnesota offices.

E. Share Ownership

See Item 7(A) for shareholdings of persons listed in Item 6(B).

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Officers, Directors and Major Shareholders

The following table sets forth, as of April 18, 2013, certain information regarding the ownership of our voting securities by each shareholder known to our management to be (i) the beneficial owner of more than 5% of our outstanding common shares, (ii) our directors, (iii) our current officers identified under Item 6(A), and (iv) all officers and directors as a group. We believe that, except as otherwise indicated, the beneficial owners of the common shares listed below, based on information furnished by such owners, have sole investment and voting power with respect to such shares.

	Amount and Nature of
	Beneficial Ownership
	(includes shares, vested
	options and warrants, and
	restricted shares for	Percent of
Name and Address of	which the holder has	Outstanding
Beneficial Owner (1)	voting rights)	Common Shares
William Murray (2)	3,296,976	1.79%
W. Ian L. Forrest (3)	2,453,000	1.33%
David Dreisinger (4)	1,576,300	*
Douglas J. Newby (5)	1,355,000	*
Frank Sims (6)	1,196,124	*
Jonathan Cherry (7)	1,061,716	*
Joseph Scipioni (8)	795,000	*
Alan R. Hodnik (9)	450,000	*
Michael M. Sill (10)	450,000	*
Stephen Rowland (11)	250,000	*
Bradley H. Moore (12)	230,000	*
Stephanie Hunter (13)	180,000	*
Ryan Vogt (14)	107,500	*

Total directors and officers as a group (15)	13,401,616	7.03%

* Less than 1.00%

5% or more shareholders:
Glencore (16) Baarermattstrasse 3 CH-6341 Baar Switzerland	73,068,598	34.90%

(1)	The address of each person, unless otherwise noted, is c/o PolyMet Mining Corp., 100 King Street West, Suite 5700, Toronto, Ontario M5X 1C7.

(2)

Includes 1,209,800 common shares directly owned by Mr. Murray and 987,176 common shares held in the name of Group 4 Ventures of which he is the sole shareholder, 300,000 common shares issuable upon exercise of options at an exercise price of CDN$1.36 per share set to expire on September 19, 2015, 450,000 common shares issuable upon exercise of options at an exercise price of CDN$2.76 per share set to expire on March 20, 2016, 200,000 common shares issuable upon exercise of options at an exercise price of $0.82 per share set to expire on February 17, 2019, and 150,000 common shares issuable upon exercise of options at an exercise price of $0.95 per share set to expire July 11, 2022. In addition, Mr. Murray has the right, upon certain milestones, to receive 35,000 common shares issuable under Restricted Share Units for which he currently has neither voting nor dispositive rights.

(3)

Includes 1,528,000 common shares owned in the name of Micor Trading SA of which Mr. Forrest is a director and has voting and dispositive control, 375,000 common shares owned in the name of Panares Resources Inc. of which he is a director and has voting and dispositive control, 150,000 common shares issuable upon exercise of options at an exercise price of CDN$1.36 per share set to expire on September 19, 2015, 250,000 common shares issuable upon exercise of options at an exercise price of CDN$2.76 per share set to expire on March 20, 2016, and 150,000 common shares issuable upon exercise of options at an exercise price of $0.82 per share set to expire on February 17, 2019.

(4)

Includes 876,300 common shares directly owned by Dr. Dreisinger, 150,000 common shares issuable upon exercise of options at an exercise price of CDN$1.36 per share set to expire on September 19, 2015, 250,000 common shares issuable upon exercise of options at an exercise price of CDN$2.76 per share set to expire on March 20, 2016, 150,000 common shares issuable upon exercise of options at an exercise price of $0.82 per share set to expire on February 17, 2019, and 150,000 common shares issuable upon exercise of options at an exercise price of $0.92 per share set to expire on January 7, 2023.

(5)

Includes 165,000 common shares held in the name of Proteus Capital Corp. of which Mr. Newby is the President and controlling shareholder, 80,000 restricted common shares for which he has voting power but does not currently have dispositive control, 100,000 common shares issuable upon exercise of options at an exercise price of CDN$1.15 per share set to expire on December 5, 2015, 500,000 common shares issuable upon exercise of options at an exercise price of CDN$2.76 per share set to expire on March 20, 2016, 200,000 common shares issuable upon exercise of options at an exercise price of $1.19 per share set to expire on March 8, 2022, 100,000 common shares issuable upon exercise of options at an exercise price of $0.92 per share set to expire on January 7, 2023 in Mr. Newby’s name; and 210,000 common shares issuable upon exercise of options at an exercise price of CDN$1.36 per share set to expire on September 19, 2015 held in the name of Proteus Capital Corp.

(6)

Includes 346,124 common shares directly owned by Mr. Sims, 200,000 common shares issuable upon exercise of options at an exercise price of $2.72 per share set to expire on February 15, 2018, 200,000 common shares issuable upon exercise of options at an exercise price of $0.82 per share set to expire on February 17, 2019, 250,000 common shares issuable upon exercise of options at an exercise price of $2.04 per share set to expire on March 10, 2021, and 200,000 common shares issuable upon exercise of options at an exercise price of $1.19 per share set to expire on March 8, 2022. In addition, Mr. Sims holds currently un-exercisable options to acquire 200,000 common shares at an exercise price of $2.72 per share set to expire on February 15, 2018.

(7)

Includes 228,382 restricted common shares for which Mr. Cherry has voting power but does not currently have dispositive control, 833,334 common shares issuable upon exercise of options at an exercise price of $0.88 per share set to expire on June 21, 2022. In addition, Mr. Cherry holds currently un-exercisable options to acquire 1,666,666 common shares at an exercise price of $0.88 per share set to expire on June 21, 2022.

(8)

Includes 50,000 common shares directly owned by Mr. Scipioni and 45,000 restricted common shares for which he has voting power but does not currently have dispositive control, 200,000 common shares issuable upon exercise of options at an exercise price of CDN$2.97 per share set to expire on June 19, 2016, 300,000 common shares issuable upon exercise of options at an exercise price of CDN$3.30 per share set to expire on January 5, 2017, and 200,000 common shares issuable upon exercise of options at an exercise price of $0.82 per share set to expire on February 17, 2019. In addition, Mr. Scipioni holds currently un-exercisable options to acquire 250,000 common shares at an exercise price of $2.92 per share set to expire on March 12, 2017 and 100,000 common shares at an exercise price of $2.72 per share set to expire on February 15, 2018.

(9)

Includes 250,000 common shares issuable upon exercise of options by Mr. Hodnik at an exercise price of USD $2.04 per share set to expire on March 10, 2021, and 200,000 common shares issuable upon exercise of options at an exercise price of $1.19 per share set to expire on March 8, 2022.

(10)

Includes 250,000 common shares issuable upon exercise of options by Mr. Sill at an exercise price of USD $2.04 per share set to expire on March 10, 2021 and 200,000 common shares issuable upon exercise of options at an exercise price of $1.19 per share set to expire on March 8, 2022.

(11)	Includes 250,000 common shares issuable upon exercise of options by Mr. Rowland at an exercise price of $1.19 per share set to expire on March 8, 2022.

(12)

Includes 30,000 restricted common shares for which Mr. Moore has voting power but does not currently have dispositive control, 100,000 common shares issuable upon exercise of options at an exercise price of $2.17 per share set to expire on January 25, 2021, and 100,000 common shares issuable upon exercise of options at an exercise price of $1.19 per share set to expire on March 8, 2022. In addition, Mr. Moore holds currently un-exercisable options to acquire 200,000 common shares at an exercise price of $2.17 per share set to expire on January 25, 2021.

(13)

Includes 80,000 common shares issuable upon exercise of options by Ms. Hunter at an exercise price of $1.36 per share set to expire on September 19, 2015, 50,000 common shares issuable upon exercise of options at an exercise price of CAD$2.76 per share set to expire on March 20, 2016, and 50,000 common shares issuable upon exercise of options at an exercise price of $0.82 per share set to expire on January 30, 2019. In addition, Ms. Hunter has the right, upon certain milestones, to receive 17,500 common shares issuable under Restricted Share Units for which she currently has neither voting nor dispositive rights.

(14)

Includes 7,500 restricted common shares for which Mr. Vogt has voting power but does not currently have dispositive control, 100,000 common shares issuable upon exercise of options at an exercise price of $1.16 per share set to expire on April 2, 2022. In addition, Mr. Vogt holds currently un-exercisable options to acquire 50,000 common shares at an exercise price of $1.00 per share set to expire on July 25, 2022.

(15)

Includes 5,537,400 common shares owned, 7,473,334 common shares issuable upon exercise of options, and 390,882 restricted common shares for which the holder has voting power but does not currently have dispositive control. Does not include 52,500 common shares issuable under Restricted Share Units for which the holder currently has neither voting nor dispositive rights nor currently un-exercisable options to acquire 2,466,666 common shares.

(16)

Includes 46,967,842 common shares owned, $25 million initial principal debentures exchangeable into 20,500,756 of our common shares (including interest capitalized at March 31, 2013) and warrants to acquire 5,600,000 of our common shares at $1.50 per share.

Our shareholder who beneficially owns more than 5% of our common shares outstanding does not have voting rights different from any other shareholders of common shares.

As at April 18, 2013, there were 354 holders of record of our common shares of which 275 were U.S. residents owning 20.1% of our outstanding common shares.

B. Related Party Transactions

We conducted transactions with key management personnel, comprising of certain members of senior management, officers, directors and persons or companies related to these individuals, and paid or accrued amounts as follows:

(in $000’s)	2013	2012	2011

Salaries and other short-term benefits	$1,468	$950	$825
Other long-term benefits	54	32	21
Termination benefits	279	-	-
Share-based payments	2,102	738	-
Consulting fees paid	-	-	59
Commission on sale of used drill	-	200	-
	$3,903	$1,920	$905

Share-based payment represents the fair value determined at grant date to be expensed over the vesting period.

None of PolyMet’s directors has a service contract with the Company providing for benefits upon termination of his employment. There are agreements with certain key employees and officers that contain severance provisions for termination without cause or in the event of a take-over bid.

During the year ended January 31, 2012, we sold a used drill rig for $3.680 million. A company controlled by one of our Directors, Michael M. Sill, received a commission of $0.200 million related to this sale.

During the year ended January 31, 2011, we paid $59,000 to Dr. Dreisinger for consulting fees primarily in connection with activities related to the processing / technical side of the NorthMet Project and related expenses (the latter were supported by invoices and receipts). The consulting fees were based on a monthly fee of Canadian $5,500 plus general sales tax. Throughout the term of his engagement, Dr. Dreisinger has conducted in-person and telephonic meetings with Mr. William Murray, the Company’s then Executive Chairman and formerly its President and Chief Executive Officer, and other members of management at which he provided both verbal and written updates on the status of test work and made recommendations for future activities. These meetings occurred approximately every two to three weeks for six years. The agreement with Dr. Dreisinger was entered into at a time when our current business plans were being formulated and were month to month and oral in nature. The agreement was approved by Mr. William Murray. It was discussed with our board of directors who did not consider that formal approval and a written contract was necessary at that time. We believe that the contract was negotiated on terms at least as good as could be obtained from third parties. The agreement with Dr. Dreisinger was terminated effective January 31, 2011.

As a result of Glencore’s ownership of 25.6% of the Company it is also a related party. Transactions with Glencore are described in Item 5(b) above.

The amounts charged to us for the services provided have been determined by negotiation among the parties. These transactions were in the normal course of operations.

To the knowledge of the Company, except as disclosed above, none of the directors, executive officers or other insiders, as applicable, of the Company or any affiliate of the Company has or has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect the Company.

C. Interests of experts and counsel.

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 18.

Legal Proceedings and Regulatory Actions

To the knowledge of Company’s management, there are no material legal proceedings or regulatory actions outstanding to which the Company is a party, or to which any of its property is subject to during the financial year ended January 31, 2013, and no such proceedings or regulatory actions are known to the Company to be threatened or pending, as of the date hereof.

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

B. Significant Changes

On April 10, 2013, the Company announced the filing of a preliminary prospectus with the securities regulatory authorities in the provinces of British Columbia, Alberta, and Ontario in Canada and a registration statement on Form F-10 with the U.S. Securities and Exchange Commission for an offering of rights (“Rights”) to holders of common shares of the Company to raise up to $60 million in gross proceeds (the “Rights Offering”).

The proceeds from the Rights Offering will be used for:

  Repayment of the Bridge Loan (as described below)
  Anticipated costs to complete the environmental review and permitting of NorthMet
  Detailed engineering in preparation for the start of project construction
  Commitments to long-lead time equipment
  Maintaining existing infrastructure
  General corporate purposes

Under the Rights Offering, all shareholders of PolyMet (subject to applicable law) will receive one Right for every common share of PolyMet owned on the record date (the “Record Date”), which will be set seven trading days after the final prospectus for the Rights Offering is filed with the applicable securities regulatory authorities. In accordance with the rules of the TSX, the subscription price (“Rights Price”) for the common shares of PolyMet to be purchased upon exercise of the Rights will be a discount of not less than 20% to the US dollar equivalent of the 5-day volume weighted average price (“VWAP”) of PolyMet common shares on the TSX on the day the final prospectus is filed. The number of Rights needed to subscribe for one new common share of PolyMet will be determined by the Rights Price and the number of common shares in issue at the time (currently approximately 183 million) in order to receive gross proceeds of $60 million.

Glencore has entered into a Standby Purchase Agreement with PolyMet whereby Glencore will purchase any PolyMet common shares offered under the Rights Offering that are not subscribed for by holders of the Rights, subject to certain conditions and limitations described below. Under the Standby Purchase Agreement, the maximum number of PolyMet common shares to be acquired by Glencore (the “Standby Commitment”) shall be the lesser of such number of PolyMet common shares:

  calculated by dividing $53.0 million (being 24.99% of PolyMet’s market capitalization on the date of the agreement less the aggregate of the Standby Fee and the fair market value of all other transactions contemplated by the Standby Purchase Agreement in so far as they relate to Glencore as determined by PolyMet’s board acting reasonably), and the Rights Price; and

  so that the total number of PolyMet common shares acquired by Glencore under the Rights Offering and the Standby Purchase Agreement, together with the 47.0 million PolyMet common shares currently held by Glencore, does not exceed 49.99% of the issued and outstanding PolyMet common shares immediately following the completion of the Rights Offering and the issue of shares under the Standby Commitment.

Glencore will receive a cash fee of approximately $1.06 million, which is 2% of the total Standby Commitment. In addition, PolyMet and Glencore have agreed to enter into certain corporate governance arrangements under which, effective January 1, 2014, Glencore may appoint that number of the directors of PolyMet which is proportionate to Glencore’s ownership of PolyMet common shares (on a fully diluted basis), subject to certain limitations including that Glencore may not appoint more than 49% (rounding down) of the directors.

Separately, the Company and Glencore amended the existing convertible debt agreement pursuant to which Glencore provided a $20 million bridge loan (“Bridge Loan”) to fund operations until the completion of the Rights Offering (“Bridge Loan”). The Bridge Loan was funded on April 11, 2013 and is secured by the assets of the Company on the same terms as the existing convertible debentures held by Glencore. The Bridge Loan is due on May 1, 2014, subject to mandatory repayment on closing of the Rights Offering, and carries a fixed interest rate of 4.721% per annum. Among other things, if the Rights Offering is not completed within 90 days of the execution of the Standby Purchase Agreement, Glencore has the right to declare all of the then outstanding principal and interest under the Bridge Loan and all other debentures held by Glencore to be due and payable.

ITEM 9. THE OFFER AND LISTING

A. The Offer and Listing Details

The following table outlines the annual high and low market prices for the five most recent fiscal years:

Fiscal Year Ended	TSX		NYSE MKT
	High	Low	High	Low
	(CDN$)	(CDN$)	(US$)	(US$)
January 31, 2013	1.37	0.73	1.37	0.70
January 31, 2012	2.61	1.00	2.65	0.97
January 31, 2011	3.56	1.33	3.38	1.26
January 31, 2010	3.89	0.72	3.79	0.57
January 31, 2009	4.49	0.60	4.50	0.46

The following table outlines the high and low market prices for the periods indicated:

Fiscal Quarter Ended	TSX		NYSE MKT
	High	Low	High	Low
	(CDN$)	(CDN$)	(US$)	(US$)
January 31, 2013	1.12	0.85	1.13	0.87
October 31, 2012	1.20	0.99	1.20	1.00
July 31, 2012	1.14	0.73	1.14	0.70
April 30, 2012	1.37	1.01	1.37	1.01
January 31, 2012	1.50	1.00	1.50	0.97
October 31, 2011	1.69	1.09	1.74	1.00
July 31, 2011	1.95	1.26	2.02	1.23
April 30, 2011	2.61	1.65	2.65	1.67

The following table outlines the high and low market prices for each of the most recent six months and April 2013 to-date:

Month Ended	TSX			NYSE MKT
	High	Low	Total Volume	High	Low	Total Volume
	(CDN$)	(CDN$)	(#)	(US$)	(US$)	(#)
April 1 - 18, 2013	1.21	1.02	274,400	1.20	1.01	2,843,900
March 31, 2013	1.26	1.16	601,100	1.23	1.13	2,699,100
February 28, 2013	1.27	1.07	1,058,600	1.25	1.07	4,623,800
January 31, 2013	1.12	0.77	2,331,800	1.13	0.90	4,545,800
December 31, 2012	0.92	0.84	370,500	0.96	0.85	3,181,800
November 30, 2012	1.11	0.90	476,900	1.14	0.90	2,979,100
October 31, 2012	1.15	0.99	1,586,100	1.17	0.99	3,201,700
September 30, 2012	1.16	1.05	504,900	1.20	1.07	2,322,200
August 31, 2012	1.20	1.00	339,800	1.21	0.99	3,079,000
July 31, 2012	1.15	0.82	314,300	1.17	0.79	3,360,100
June 30, 2012	0.98	0.72	882,400	0.98	0.68	4,126,800
May 31, 2012	1.09	0.70	751,900	1.10	0.68	4,651,300
April 30, 2012	1.16	1.00	621,900	1.20	1.01	3,467,000
March 31, 2012	1.33	1.13	243,500	1.33	1.13	3,600,700
February 28, 2012	1.50	1.13	541,300	1.52	1.15	4,731,900

B. Plan of Distribution

Not applicable.

C. Markets

In April 1984, our common shares commenced trading on what is now the TSX Venture Exchange under the symbol "POM.” On February 1, 2007, our common shares graduated to trading on the TSX under the symbol “POM”. In August 2000, our common shares began trading on the OTCBB under the symbol “POMGF.” On June 26, 2006, our common shares commenced trading on what is now the NYSE MKT under the symbol “PLM.”

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

Rights and Restrictions Attached to the Shares

As all of our authorized and issued shares are of one class of common shares, there are no special rights or restrictions of any nature or kind attached to any of the shares, including any dividend rights. All authorized and issued shares rank equally in respect to the declaration and receipt of dividends and rights to share in any profits or surplus upon our liquidation, dissolution or winding-up. Each share has attached to it one non-cumulative vote. Shareholders are not liable to further capital calls made by us. There is no specific sinking fund provision or any provision discriminating against any existing or prospective holder of shares as a result of such shareholder owning a substantial number of shares. See further discussion of Shareholder Rights Plan in Item 14.

Alteration of Share Rights

The rights of holders of our issued common shares may be altered by special resolution, which requires the approval of the holders of two-thirds or more of the votes cast at a meeting of our shareholders called and held in accordance with applicable law. See further discussion of Shareholder Rights Plan in Item 14.

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

C. Material Contracts

The following is a summary of each material contract, other than contracts entered into in the ordinary course of business, to which we are a party, for the two years preceding the date of this document:

  For a complete description of the acquisition of the mine site lease, see Item 4(D)(c)(i).
  For a complete description of the acquisition of the Erie Plant and associated infrastructure acquired in the Asset Purchase Agreements I and II, see Item 4(D)(c)(ii).
  For a complete description of the share purchase agreement entered into with Glencore AG, see Item 5(B).

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

Certain Canadian Federal Income Tax Consequences.

The following summary reflects our opinion of the material Canadian federal income tax considerations generally applicable to our common shares. The tax consequences to any particular holder of common shares will vary according to the status of that holder as an individual, trust, corporation, or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder’s particular circumstances. This summary is applicable only to holders who are residents of the United States, have never been a resident of Canada, deal at arm’s length with us, hold their common shares as capital property, and who will not use or hold the common shares in carrying on business in Canada. Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in Canada and elsewhere.

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

Disposition of Common Shares. If a non-resident of Canada were to dispose of our common shares to a Canadian corporation which deals or is deemed to deal on a non-arm’s length basis with the non-resident and that, immediately after the disposition is connected with us (i.e. holds shares representing more than 10% of the voting power and more than 10% of the market value of all of our shares issued and outstanding), the amount by which the fair market value of any consideration (other than any shares of the purchaser corporation) exceeds the paid-up capital of the common shares sold will be deemed to be taxable as a dividend paid by the purchasing corporation, either immediately or eventually by means of a deduction in computing the paid-up capital of the purchasing corporation, and subject to withholding taxes as described below.

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

Dividend. In the case of any dividends paid to non-residents, we withhold the Canadian tax and remit only the net amount to the shareholder. By virtue of Article X of the Tax Convention, the rate of tax on dividends paid to residents of the United States is generally limited to 15% of the gross dividend (or 5% in the case of certain corporate shareholders owning at least 10% of our voting shares upon ratification of the Protocol amending the treaty. In the absence of the Tax Convention provisions, the rate of Canadian withholding tax imposed on non-residents is 25% of the gross dividend. Share dividends received by nonresidents from us are taxable by Canada as ordinary dividends and therefore the withholding tax rates will be applicable.

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

For purposes of this discussion, a “U.S. Holder” means a holder of our common shares who is (i) a citizen or an individual resident of the U.S., (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the U.S., any state thereof or the District of Columbia, (iii) an estate the income of which is subject to.US. federal income taxation regardless of its source, or (iv) a trust if it is subject to the primary supervision of a court within the U.S. and one or more “U.S. persons,” as defined in the Code, have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person. This summary does not apply to you if you are not a U.S. Holder.

This summary applies to you only if you are a U.S. Holder (i) that holds Common Shares as capital assets for tax purposes, and (ii) (a) that is a resident of the United States for purposes of the current Convention between the United States and Canada signed on September 26, 1980 (as amended by the Protocols, the “Treaty”), (b) whose Common Shares are not, for purposes of the Treaty, effectively connected with a permanent establishment in Canada and (c) that otherwise qualifies for the full benefits of the Treaty.

In addition, this discussion does not address any U.S. federal alternative minimum tax, U.S. federal estate, gift, or other non-income tax; or state, local or non-U.S. tax consequences of the acquisition, ownership and disposition of Common Shares. In addition, this discussion does not address the U.S. federal income tax consequences to certain categories of U.S. Holders subject to special rules, including U.S. Holders that are (i) banks, financial institutions or insurance companies; (ii) regulated investment companies or real estate investment trusts; (iii) brokers or dealers in securities or currencies or traders in securities that elect to use a mark-to-market method of accounting; (iv) tax-exempt organizations, qualified retirement plans, individual retirement accounts or other tax-deferred accounts; (v) holders that hold Common Shares as part of a hedge, straddle, conversion transaction or a synthetic security or other integrated transaction; (vi) holders that have a “functional currency” other than the United States dollar; (vii) holders that own directly, indirectly or constructively 10 percent or more of the voting power of the Corporation; and (viii) United States expatriates.

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

Dividends received by U.S. Holders that are individuals, estates or trusts from a “qualified foreign corporation,” as defined in the Code, generally are taxed at the same preferential tax rates applicable to long-term capital gains. A corporation that is a “passive foreign income company” as defined below under “Passive Foreign Investment Company,” for its taxable year during which it pays a dividend, or for its immediately preceding taxable year, however, is not a “qualified foreign corporation.” We believe we will meet the definition of a PFIC, dividends received by U.S. Holders that are individuals, estates or trusts generally will be subject to U.S. federal income tax at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). Dividends paid on our common shares will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain U.S. corporations.

In the case of foreign currency (such as Canadian dollars) received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.

The maximum rate of withholding tax on dividends paid to you pursuant to the Treaty is 15 percent. You may be required to properly demonstrate to the company and the Canadian tax authorities your entitlement to the reduced rate of withholding under the Treaty.

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

Passive Foreign Investment Company. We believe that we will meet the definition of “passive foreign investment company” under Section 1297 of the Code. A U.S. Holder that holds shares in a non-U.S. corporation during any year in which such corporation is a PFIC is subject to numerous special U.S. federal income tax rules. A non-U.S. corporation is considered to be a PFIC for any taxable year if either: at least 75% of its gross income is passive income (the “income test”), or at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

For purposes of the income test and the asset test, respectively, we will be treated as earning our proportionate share of the income and owning our proportionate share of the assets of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the shares. In addition, for purposes of the income test, passive income does not include any interest, dividends, rents, or royalties received or accrued by us from certain related persons, to the extent such items are properly allocable to income of such related person that is not passive.

We must make a separate determination each year as to whether or not we are a PFIC. As a result, our PFIC status may change. In particular, because the total value of our assets for purposes of the asset test will be calculated using the market price of our common shares (assuming that we continue to be a publicly traded corporation for purposes of the PFIC rules), our PFIC status will depend in large part on the market price of our common shares. Accordingly, fluctuations in the market price of our common shares may result in our being a PFIC for any year. If we are a PFIC for any year during which a U.S. Holder holds our common shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds the common shares, absent a special election. For instance, if we cease to be a PFIC, a U.S. Holder may avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to its common shares pursuant to which such U.S. Holder recognizes gain (which will be taxed under the default PFIC tax rules discussed below) as if such common shares had been sold on the last day of the last taxable year for which we were a PFIC. If a non-U.S. corporation is a PFIC for any taxable year and any of its non-U.S. subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules.

If we are a PFIC for any taxable year during which a U.S. Holder holds our common shares, such U.S. Holder will be subject to special tax rules with respect to any “excess distribution” that it receives and any gain it realizes from a sale or other disposition (including a pledge) of the common shares, unless the U.S. Holder makes a “mark-to-market” election, as discussed below. Distributions received by a U.S. Holder in a taxable year that are greater than 125% of the average annual distributions such U.S. Holder received during the shorter of the three preceding taxable years and its holding period for the common shares will be treated as an excess distribution. Under these special tax rules, (a) the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we became a PFIC will be treated as ordinary income, and (c) the amount allocated to each other taxable year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year. You will be required to file IRS Form 8621 if you hold our Rights or Common Shares in any year in which we are classified as a PFIC.

The tax liability for amounts allocated to taxable years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the disposition of the common shares cannot be treated as capital.

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

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a “qualified exchange,” including the TSX and the NYSE MKT, or other market, as defined in applicable U.S. Treasury regulations. We cannot provide any assurances that our common shares will continue to be listed on each of the TSX and the NYSE MKT on at least 15 days during each calendar quarter and traded in other than de minimis quantities. You are urged to consult your own tax advisor concerning the availability of the mark-to-market election.

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

You are urged to consult your own tax advisors concerning the U.S. federal income tax consequences of holding Common Shares if we are considered a PFIC any taxable year.

Foreign Tax Credits. Subject to certain conditions and limitations, including potential limitations under the Treaty, Canadian taxes paid on or withheld from distributions from us and not refundable to a U.S. Holder may be, at the election of such U.S. Holder, either credited against such U.S. Holder’s U.S. federal income tax liability or deducted from such U.S. Holder’s taxable income. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’ s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by or withheld from a U.S. Holder that year.

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

Health Care and Reconciliation Act of 2010

On March 30, 2010, President Obama signed into law the Health Care and Reconciliation Act of 2010, which requires certain U.S. stockholders that are individuals, estates or trusts to pay a 3.8% tax on, among other things, dividends on and capital gains from the sale or other disposition of stock for taxable years beginning after December 31, 2012. U.S. Holders should consult their own tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of the Rights and Common Shares.

Information Reporting; Backup Withholding. In general, payments made in the U.S. or through certain U.S. related financial intermediaries with respect to the ownership and disposition of our common shares will be required to be reported to the IRS unless the U.S. Holder is a corporation or other exempt recipient and, when required, demonstrates this fact. In addition, a U.S. Holder may be subject to a backup withholding (currently at a rate of 28%) on such payments unless the U.S. Holder (i) is a corporation or other exempt recipient and when required, demonstrates this fact or (ii) provides a taxpayer identification number and otherwise timely complies with applicable certification requirements. U.S. Holders should consult their own tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption, if applicable. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability and such U.S. Holder may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS and furnishing any required information in a timely manner.

THE U.S. FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS FOR GENERAL INFORMATION PURPOSES ONLY, DOES NOT PURPORT TO BE A COMPLETE DESCRIPTION OF THE POTENTIAL TAX CONSIDERATIONS RELATING TO OUR COMMON SHARES AND IS NOT TAX ADVICE. U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF OUR COMMON SHARES.

F. Dividends and Paying Agents

Not Applicable.

G. Statement by Experts

None of the following companies, partnerships or persons, each being persons or companies who have prepared or supervised the preparation of reports relating to the Corporation’s mineral properties and whose profession or business gives authority to such reports, or partner thereof, as applicable, received or has received a direct or indirect interest in the property of the Corporation or of any associate or affiliate of the Corporation. As of the date hereof, the aforementioned persons and persons at the companies specified above who participated in the preparation of such reports, as a group, beneficially own, directly or indirectly, less than 1 % of our outstanding securities of any class and less than 1% of the outstanding securities of any class of our associates or affiliates, except for David Dreisinger and William Murray, who are both directors of the Corporation:

  Pierre Desautels, P. Eng., of AGP Mining Consultants Inc.;
  Gordon Zurowski, P.Eng., of AGP Mining Consultants Inc.;
  Karl Everett, P. Eng., of Foth Infrastructure & Environment LLC;
  David Dreisinger, Director of PolyMet Mining Corp.; and
  William Murray, Director of PolyMet Mining Corp.

None of such persons, or any director, officer or employee, as applicable of any such companies or partnerships, is currently expected to be elected, appointed or employed as a director, officer or employee of the Corporation or any of our associates or affiliates, except for David Dreisinger and William Murray, who are both directors of the Corporation.

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

In Canada, additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our securities and securities authorized for issuance under equity compensation plans, is contained in our Management Information Circular for our most recent annual meeting of security holders that involves the election of directors.

Additional financial information is provided in our financial statements and MD&A, copies of which can be obtained by contacting our Corporate Secretary in writing at 100 King Street West, Suite 5700, Toronto, Ontario M5X 1C7 or by e-mail at info@polymetmining.com. Copies of such documents will be provided to shareholders free of charge.

Additional information relating to PolyMet may be found on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

I. Subsidiary Information

Not Applicable

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Currency Risk

The Company incurs expenditures in Canada and in the United States. The functional and reporting currency of the Company and its subsidiary is the US dollar. Foreign exchange risk arises because the amount of Canadian dollar cash and cash equivalents, investment, trade and other receivables or trade payables and accrued liabilities will vary in US dollar terms due to changes in exchange rates.

As the majority of the Company’s expenditures are in US dollars, the Company has kept a significant portion of its cash and cash equivalents in US dollars. The Company has not hedged its exposure to currency fluctuations.

Based on net exposures as at January 31, 2013, a 10% change in the Canadian / United States exchange rate would have impacted the Company’s loss by approximately $12,000.

Credit Risk

Credit risk arises on cash and cash equivalents held with banks and financial institutions, as well as credit exposure on outstanding trade and other receivables. The Company’s cash and cash equivalents are primarily held through a large Canadian financial institution.

Interest Rate Risk

Interest rate risk arises on cash and cash equivalents, long term debt, and convertible debt and fluctuations in the related interest rates. The Company has not hedged any of its interest rate risk.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13. DEFAULT, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHT OF SECURITY HOLDERS AND USE OF PROCEEDS

Shareholder Rights Plan

Effective May 25, 2007, the Company adopted an updated Shareholder Rights Plan (“Rights Plan”), which was approved by the Company’s shareholders on June 27, 2007, modified, and reapproved by the Company's shareholders most recently on July 10, 2012. Under the Rights Plan, the Company has issued one right for no consideration in respect of each outstanding common share of the Company to all holders of record of common shares on December 4, 2003. All common shares subsequently issued by the Company during the term of the Rights Plan will have one right represented for each common share held by the shareholder of the Company. The term of the Rights Plan is 10 years, unless the rights are earlier redeemed or exchanged. The Rights issued under the Rights Plan become exercisable only if a party acquires 20% or more of the Company's common shares without complying with the Rights Plan or without the approval of the Board of Directors of the Company.

Each Right entitles the registered holder thereof to purchase from the Company on the occurrence of certain events, one common share of the Company at the price of CDN$50.00 per share, subject to adjustment (the “Exercise Price”). However, if a Flip-in Event (as defined in the Rights Plan) occurs, each Right would then entitle the registered holder to receive, upon payment of the Exercise Price, that number of common shares that have a market value at the date of that occurrence equal to twice the Exercise Price. The Rights are not exercisable until the Separation Time as defined in the Rights Plan.

The Shareholder Rights Plan has previously been filed as Exhibit 14.1.

ITEM 15. CONTROLS AND PROCEDURES

A. Evaluation of Disclosure Controls and Procedures

The Company's Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13(a)-15(e) and 15(d)-15(e) under the "Exchange Act" as of the end of the period covered by this annual report (the "Evaluation Date"). Based on such evaluation, such officers have concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures are effective. Such disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Company in reports that it files or submits to the Securities and Exchange Commission under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms, and includes controls and procedures designed to ensure information relating to the Company required to be included in our reports filed or submitted under the Exchange Act is accumulated and communicated to the Company’s management to allow timely decision regarding disclosure.

B. Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Consolidated Financial Statements for external reporting purposes in accordance with IFRS as issued by IASB.

Internal control over financial reporting, no matter how well designed, has inherent limitations. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of our internal control over financial reporting as at January 31, 2013. In making its assessment, management has used the criteria established in Internal Control -Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to evaluate our internal control over financial reporting.

Based on its assessment, management has concluded that, as at January 31, 2013, our internal control over financial reporting is effective.

C. Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company's internal control over financial reporting as of January 31, 2013, has been audited by PricewaterhouseCoopers LLP, independent auditors, as stated in their report which appears herein.

D. Changes in Internal Controls

There have been no changes in the Company’s internal control over financial reporting during the period covered by this annual report that have materially affected, or is reasonably likely to material affect, the Company’s internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Company's Board of Directors has determined that there is at least one audit committee financial expert, as defined under Item 16A of Form 20-F, serving on its audit committee, namely, W. Ian L. Forrest, whose qualifications are set out in Item 6, above. Mr. Forrest is independent, as such term is defined by the listing standards of the NYSE MKT. All other members of the Audit Committee are also independent as defined by the listing standards of the NYSE MKT.

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

The Code has been filed as Exhibit 11.1.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following outlines the expenditures for accounting fees billed and paid for the last two fiscal periods ended:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
January 31, 2013	CDN $249,000	CDN $98,400	CDN $18,000	CDN $Nil
January 31, 2012	CDN $340,000	CDN $93,000	CDN $19,900	CDN $Nil

"Audit Fees" are the aggregate fees billed by PricewaterhouseCoopers LLP for the audit of the Company's consolidated annual financial statements.

"Audit-Related Fees" are fees billed by PricewaterhouseCoopers LLP for services reasonably related to the performance of the audit or interim review, including assistance with interim financial statements, services associated with registration statements and prospectuses.

"Tax Fees" are fees for professional services rendered by PricewaterhouseCoopers LLP for tax compliance, tax advice on actual or contemplated transactions.

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

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Our corporate governance practices do not differ in any significant way from those followed by U.S. domestic companies listed on the NYSE MKT.

ITEM 16H. MINE SAFETY DISCLOSURE

During the year ended January 31, 2013, there were no incidents reportable under Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act related to section 104 of the Federal Mine Safety and Health Act of 1977.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

Our financial statements are stated in United States Dollars ($) and are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

POLYMET MINING CORP.

CONSOLIDATED FINANCIAL STATEMENTS

As at January 31, 2013 and 2012
And for the years ended January 31, 2013, 2012, and 2011

Management Report

Management’s Responsibility for Consolidated Financial Statements

The accompanying Consolidated Financial Statements of PolyMet Mining Corp. (the “Company) are the responsibility of management. The Consolidated Financial Statements have been prepared by management in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and include certain estimates that reflect management’s best judgments.

The Company’s Board of Directors has approved the information contained in the Consolidated Financial Statements. The Board of Directors fulfills its responsibilities regarding the Consolidated Financial Statements mainly through its Audit Committee, which has a written mandate that complies with current requirements of Canadian securities legislation, United States securities legislation, and the United States Sarbanes-Oxley Act of 2002. The Audit Committee meets at least on a quarterly basis.

Management’s Annual Report on Internal Control over Financial Reporting

Management is also responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Consolidated Financial Statements for external reporting purposes in accordance with IFRS as issued by the IASB.

Internal control over financial reporting, no matter how well designed, has inherent limitations. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as at January 31, 2013. In making its assessment, management has used the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to evaluate the Company’s internal control over financial reporting. Based on this assessment, management has concluded that the Company’s internal control over financial reporting was effective as at that date.

The effectiveness of the Company’s internal control over financial reporting as at January 31, 2013 has been audited by PricewaterhouseCoopers LLP, our independent auditors, as stated in their report which appears herein.

/S/ Jonathan Cherry	/S/ Douglas Newby

Jonathan Cherry	Douglas Newby
President and Chief Executive Officer	Chief Financial Officer

April 22, 2013

Independent Auditor’s Report

To the Shareholders of PolyMet Mining Corp.

We have completed integrated audits of PolyMet Mining Corp’s 2013 and 2012 consolidated financial statements and its internal control over financial reporting as at January 31, 2013 and an audit of its 2011 consolidated financial statements. Our opinions, based on our audits are presented below.

Report on the consolidated financial statements
We have audited the accompanying consolidated financial statements of PolyMet Mining Corp., which comprise the consolidated balance sheets as at January 31, 2013 and 2012 and the consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended January 31, 2013, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

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

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

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

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of PolyMet Mining Corp. as at January 31, 2013 and 2012 and its financial performance and its cash flows for each of the three years in the period ended January 31, 2013in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on internal control over financial reporting
We have also audited PolyMet Mining Corp.’s internal control over financial reporting as at January 31, 2013, based on criteria established in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

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

Opinion
In our opinion, PolyMet Mining Corp. maintained, in all material respects, effective internal control over financial reporting as at January 31, 2013, based on criteria established in Internal Control - Integrated Framework issued by COSO.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia

2

PolyMet Mining Corp.
(a development stage company)
Consolidated Balance Sheets
All figures in Thousands of U.S. Dollars

	January 31,	January 31,
	2013	2012
ASSETS

Current
Cash and cash equivalents	$8,088	$17,478
Trade and other receivables	830	440
Investment	17	30
Prepaid expenses	771	934
	9,706	18,882
Non-Current
Mineral Property, Plant and Equipment (Notes 4 and 5)	220,429	170,689
Wetland Credit Intangible (Note 6)	5,992	-
Total Assets	$236,127	$189,571

LIABILITIES

Current
Trade payables and accrued liabilities	$5,269	$1,679
Environmental rehabilitation provision (Note 7)	1,808	828
	7,077	2,507
Non-Current
Long term debt (Note 8)	3,950	3,672
Convertible debt (Note 9)	30,508	29,018
Environmental rehabilitation provision (Note 7)	51,680	22,008

Total Liabilities	93,215	57,205

SHAREHOLDERS’ EQUITY

Share Capital (Note 11)	181,215	168,434
Share Premium (Notes 10 and 11)	3,007	2,132
Equity Reserves	47,106	43,590
Deficit	(88,416)	(81,790)

Total Shareholders’ Equity	142,912	132,366

Total Liabilities and Shareholders’ Equity	$236,127	$189,571

Nature of Business (Note 1)
Commitments and Contingencies (Notes 4, 6, 7, 8, 9, 10 and 17)
Subsequent Events (Note 19)

ON BEHALF OF THE BOARD OF DIRECTORS:

/S/ Jonathan Cherry	, Director	/S/ William Murray	, Director

- See Accompanying Notes –

PolyMet Mining Corp.
(a development stage company)
Consolidated Statements of Loss and Comprehensive Loss
For the years ended January 31
All figures in Thousands of U.S. Dollars, except per share amounts

	January 31,	January 31,	January 31,
	2013	2012	2011
General and Administrative
Salaries and benefits	$1,394	$664	$882
Share-based compensation (Note 11)	2,255	625	(119)
Director fees and expenses	290	248	-
Consulting fees	81	31	36
Professional fees	374	740	365
Filing and regulatory fees	281	99	99
Shareholder, investor, and public relations	571	385	448
Travel	305	226	267
Rent and other office expenses	180	171	188
Insurance	139	149	126
Exploration	-	-	193
Amortization	38	31	31
	5,908	3,369	2,516

Other Expenses (Income)
Finance costs (Note 12)	821	351	499
Financing costs write-off (Note 17)	-	-	1,830
Loss (gain) on foreign exchange	(44)	104	(46)
Loss (gain) on asset held for sale (Note 5)	-	(72)	520
Loss on refinancing of convertible debt (Note 10)	-	-	2,931
Rental income	(59)	(50)	(198)
	718	333	5,536

Loss for the year before tax	6,626	3,702	8,052
Income tax recovery (Note 15)	-	(657)	(1,390)
Loss for the year	6,626	3,045	6,662

Other Comprehensive Loss
Unrealized loss on investment	(13)	(36)	(77)
Total Comprehensive Loss for the year	6,639	3,081	6,739

Basic and Diluted Loss per Share	$(0.04)	$(0.02)	$(0.04)

Weighted Average Number of Shares	178,949,306	160,358,498	149,444,955

- See Accompanying Notes -

PolyMet Mining Corp.
(a development stage company)
Consolidated Statements of Changes in Shareholders’ Equity
For the years ended January 31
All figures in Thousands of U.S. Dollars, except for Shares

	Share Capital (authorized = unlimited)			Equity Reserves
		Paid-in		Warrants and	Accumulated	Total		Total
	Issued	Share	Share	Share-based	Other	Equity		Shareholders'
	Shares	Capital	Premium	Payments	Comp Loss	Reserves	Deficit	Equity
Balance at February 1, 2010	148,980,791	$132,066	$-	$37,591	$71	$37,662	$(72,083)	$97,645
Loss and comprehensive loss for the year	-	-	-	-	(77)	(77)	(6,662)	(6,739)
Shares and warrants issued:
Equity offering	5,000,000	9,019	875	-	-	-	-	9,894
Exercise of options	845,000	808	-	-	-	-	-	808
Fair value transfer on exercised options	-	480	-	(480)	-	(480)	-	-
Refinancing of convertible debt	-	-	-	2,225	-	2,225	-	2,225
Future tax recovery on warrant expiration	-	-	-	(1,390)	-	(1,390)	-	(1,390)
Bonus Share cost amortiza tion	-	-	-	(89)	-	(89)	-	(89)
Share-based compensation	-	-	-	63	-	63	-	63
Balance at January 31, 2011	154,825,791	$142,373	$875	$37,920	$(6)	$37,914	$(78,745)	$102,417
Loss and comprehensive loss for the year	-	-	-	-	(36)	(36)	(3,045)	(3,081)
Shares and warrants issued:
Equity offering (Notes 10 and 11)	13,333,333	15,162	4,667	-	-	-	-	19,829
Equity offering (Notes 10 and 11)	5,000,000	9,103	875	-	-	-	-	9,978
Exercise of options (Note 11)	1,185,000	902	-	-	-	-	-	902
Fair value transfer on exercised options (Note 11)	-	663	-	(663)	-	(663)	-	-
Restricted share units held in trust (Note 11)	259,000	-	-	-	-	-	-	-
Land purchase options	135,000	231	-	-	-	-	-	231
Refinancing of convertible debt (Note 10)	-	-	(4,285)	4,285	-	4,285	-	-
Issuance of long-term debt - warrants (Note 8)	-	-	-	550	-	550	-	550
Future tax recovery on warrant expiration (Note 11)	-	-	-	(657)	-	(657)	-	(657)
Bonus Share cost amortiza tion (Note 11)	-	-	-	1,235	-	1,235	-	1,235
Share-based compensation (Note 11)	-	-	-	962	-	962	-	962
Balance - January 31, 2012	174,738,124	$168,434	$2,132	$43,632	$(42)	$43,590	$(81,790)	$132,366
Loss and comprehensive loss for the year	-	-	-	-	(13)	(13)	(6,626)	(6,639)
Shares and warrants issued:
Equity offering (Notes 10 and 11)	5,000,000	9,107	875	-	-	-	-	9,982
Exercise of options (Note 11)	185,000	148	-	-	-	-	-	148
Fair value transfer on exercised options (Note 11)	-	62	-	(62)	-	(62)	-	-
Purchase of wetland credit i ntangibles (Note 6)	2,788,902	3,375	-	525	-	525	-	3,900
Restricted share units held in trust (Note 11)	450,882	-	-	-	-	-	-	-
Land purchase options	87,174	89	-	-	-	-	-	89
Share option modification (Note 11)	-	-	-	795	-	795	-	795
Bonus Share cost amortiza tion (Note 11)	-	-	-	387	-	387	-	387
Share-based compensation (Note 11)	-	-	-	1,884	-	1,884	-	1,884
Balance - January 31, 2013	183,250,082	$181,215	$3,007	$47,161	$(55)	$47,106	$(88,416)	$142,912

- See Accompanying Notes -

PolyMet Mining Corp.
(a development stage company)
Consolidated Statements of Cash Flows
For the years ended January 31
All figures in Thousands of U.S. Dollars

	January 31,	January 31,	January 31,
	2013	2012	2011
Operating Activities
Loss for the year	$(6,626)	$(3,045)	$(6,662)
Items not involving cash
Amortization	38	31	31
Accretion of environmental rehabilitation provision (Note 7)	792	350	480
Share-based compensation (Note 11)	2,255	625	(119)
Deferred income tax recovery (Note 15)	-	(657)	(1,390)
Loss (gain) on asset held for sale (Note 5)	-	(72)	520
Financing costs write-off (Note 17)	-	-	1,830
Loss on refinancing of convertible debt (Note 10)	-	-	2,931
Changes in non-cash working capital
Trade and other receivables	(390)	(122)	(230)
Prepaid expenses	163	(298)	(124)
Trade payables and accrued liabilities	2,652	233	(335)
Net cash used in operating activities	(1,116)	(2,955)	(3,068)

Financing Activities
Share capital - for cash (Note 11)	10,130	30,709	10,702
Deferred financing costs	-	-	(36)
Long-term debt funding (Note 8)	-	4,000	-
Long-term debt repayment (Note 8)	-	(8,500)	(2,000)
Net cash provided by financing activities	10,130	26,209	8,666

Investing Activities
Purchase of property, plant and equipment (Note 5)	(16,312)	(19,629)	(16,519)
Purchase of Wetland Credit Intangible (Note 6)	(2,092)	-	-
Sale of asset held for sale (Note 5)	-	3,942	-
Net cash used in investing activities	(18,404)	(16,137)	(16,519)

Net Increase (Decrease) in Cash and Cash Equivalents	(9,390)	7,117	(10,921)
Cash and Cash Equivalents - Beginning of year	17,478	10,361	21,282
Cash and Cash Equivalents - End of year	$8,088	$17,478	$10,361

Supplemental Disclosure with Respect to Statement of Cash Flows (Note 13)

- See Accompanying Notes -

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
As at January 31, 2013 and 2012 and for the years ended January 31, 2013, 2012, and 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

1.	Nature of Business

PolyMet Mining Corp. (“PolyMet” or the “Company”) was incorporated in British Columbia, Canada on March 4, 1981 under the name Fleck Resources Ltd. The Company changed its name from Fleck Resources to PolyMet Mining Corp. on June 10, 1998. The Company is engaged in the exploration and development, when warranted, of natural resource properties. The Company’s primary mineral property is the NorthMet Project (“NorthMet” or “Project”), a polymetallic project in northeastern Minnesota, USA which comprises the NorthMet copper-nickel-precious metals ore body and the Erie Plant, a large processing facility located approximately six miles from the ore body. The realization of the Company’s investment in NorthMet and other assets is dependent upon various factors, including the existence of economically recoverable mineral reserves, the ability to complete the environmental review and obtain permits necessary to construct and operate NorthMet, the ability to obtain financing necessary to complete the exploration and development of NorthMet, and future profitable operations or alternatively, disposal of the investment on an advantageous basis.

On September 25, 2006, the Company received the results of a Definitive Feasibility Study prepared by Bateman Engineering (Pty) Ltd. (“Bateman”) and NorthMet moved from the exploration stage to the development stage. An updated Technical Report under NI 43-101 was filed January 2013.

The corporate address and records office of the Company are located at 100 King Street West, Suite 5700, Toronto, Ontario, Canada M5X 1C7, and 700 West Georgia, 25th Floor, Vancouver, British Columbia, Canada, V7Y 1B3, respectively. The executive office of Poly Met Mining, Inc. (“PolyMet US”), the Company’s wholly-owned subsidiary is located at 444 Cedar Street, Suite 2060, St. Paul, Minnesota, United States of America, 55101.

2.	Summary of Significant Accounting Policies

a) Statement of Compliance

The consolidated financial statements of PolyMet Mining Corp. have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The financial statements were approved by the Board of Directors on April 22, 2013.

b) Basis of Consolidation and Presentation

The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of assets available-for-sale. All dollar amounts presented are in United States (“US”) dollars unless otherwise specified.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. Inter-company balances and transactions have been eliminated on consolidation.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
As at January 31, 2013 and 2012 and for the years ended January 31, 2013, 2012, and 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

2.	Summary of Significant Accounting Policies - Continued

c) Critical Accounting Estimates and Judgments

The preparation of the consolidated financial statements in conformity with IFRS as issued by IASB requires the use of certain critical accounting estimates. These critical accounting estimates require management to make judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the financial statements.

Critical accounting estimates and judgments made in the preparation of these consolidated financial statements are as follows:

(i) Determination of mineral reserves

Reserves are estimates of the amount of product that can be economically and legally extracted from the Company’s property. In order to estimate reserves, estimates are required about a range of geological, technical and economic factors, including quantities, production techniques, production costs, capital costs, transport costs, demand, prices and exchange rates. Estimating the quantity of reserves requires the size, shape and depth of deposits to be determined by analyzing geological data. This process may require complex and difficult geological judgments to interpret the data. In addition, management will form a view of forecast sales prices, based on current and long-term historical average price trends. Changes in the proven and probable reserves estimates may impact the carrying value of property, plant and equipment, restoration provisions, recognition of deferred tax amounts and depreciation, depletion and amortization.

(ii) Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets, including mineral property, plant and equipment, and wetland credit intangible are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated at the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is recognized if the carrying amount of an asset exceeds its estimated recoverable amount. An impairment loss previously recorded is reversed if there has been a change in the estimates used to determine the recoverable amount.

For its mineral property interest the Company considers both external and internal sources of information in assessing whether there are any indications of impairment. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mining property interests. Internal sources of information the Company considers include indications of economic performance of the asset. No indicators of impairment for its mining property were identified for the year ended January 31, 2013 or 2012.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
As at January 31, 2013 and 2012 and for the years ended January 31, 2013, 2012, and 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

2.	Summary of Significant Accounting Policies - Continued

c) Critical Accounting Estimates and Judgments - Continued

(iii) Provisions for Environmental Rehabilitation Costs

Provisions for environmental rehabilitation costs associated with mineral property, plant and equipment, are recognized when the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Upon initial recognition of provisions for environmental rehabilitation costs, a corresponding increase to the carrying amount of the related asset is recorded and amortized over the life of the asset. The estimates are based principally on legal and regulatory requirements. Following initial recognition of the environmental rehabilitation provision, the carrying amount of the liability is accreted to its future value over the life of the asset, reduced for actual reclamation payments incurred, adjusted for changes to the current market-based discount rate, and adjusted for changes in the amount and timing of the underlying cash flows needed to settle the obligation.

It is possible that the Company’s estimates of its ultimate environmental rehabilitation liabilities could be affected by changes in regulations, changes in the extent of environmental rehabilitation required, changes in the means of rehabilitation, changes in the extent of responsibility for the financial liability or changes in cost estimates. The operations of the Company may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company may vary greatly and are not predictable.

The Company’s provision for environmental rehabilitation cost obligations represents management’s best estimate of the present value of the future cash outflows required to settle the liability which reflects estimates of future costs, inflation, and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company. See additional discussion in Note 7.

d) Foreign Currency Translation

The US dollar is the functional currency of the Company and its controlled entities. Amounts in these consolidated financial statements are expressed in US dollars unless otherwise stated. Transactions in foreign currencies are translated into the functional currency at the exchange rates at the date of the transactions. Monetary assets and liabilities of the Company’s operations denominated in a currency other than the U.S. dollar are translated using exchange rates prevailing at the balance sheet date. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates on the dates of the initial transactions. Revenue and expense items are translated at the exchange rates in effect at the date of the underlying transaction, except for amortization related to non-monetary assets, which are translated at historical exchange rates. Exchange differences are recognized in net loss in the year in which they arise.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
As at January 31, 2013 and 2012 and for the years ended January 31, 2013, 2012, and 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

2.	Summary of Significant Accounting Policies - Continued

e) Cash and Cash Equivalents

The Company considers cash and cash equivalents to include amounts held in banks and highly liquid investments with remaining maturities at point of purchase of three months or less.

f) Financial Assets

All financial assets are initially recorded at fair value and designated upon inception as one of the following four categories: held to maturity, available for sale, loans and receivables or at fair value through profit or loss (“FVTPL”). Financial assets classified as FVTPL are measured at fair value with unrealized gains and losses recognized through profit and loss. Financial assets classified as loans and receivables and held to maturity are measured at amortized cost using the effective interest method less any allowance for impairment. The effective interest method is a method of calculating the amortized cost of a financial asset and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset, or, where appropriate, a shorter period. Financial assets classified as available for sale are measured at fair value with unrealized gains and losses recognized in other comprehensive loss except when there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive loss shall be reclassified from equity to profit or loss as a reclassification adjustment. Transactions costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset. See additional discussion in Note 18.

g) Mineral Property, Plant and Equipment

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

As a result of the DFS, NorthMet entered the development stage effective October 1, 2006. The Company has capitalized mineral property development expenditures related to NorthMet from that date.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
As at January 31, 2013 and 2012 and for the years ended January 31, 2013, 2012, and 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

2.	Summary of Significant Accounting Policies - Continued

g) Mineral Property, Plant and Equipment- Continued

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

h) Wetland Credit Intangible

Wetland Credit Intangible costs and related acquisition costs are capitalized until the wetland credits are used, sold, or abandoned. Wetland credits are used through offset with wetlands disturbed during construction and operation of NorthMet. As such, costs are amortized on a unit of production basis over the estimated proven and probable mineral reserves not to exceed the assets’ useful lives. See additional discussion in Note 6.

i) Financial Liabilities

All financial liabilities are initially recorded at fair value and designated upon inception as FVTPL or other financial liabilities. Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs. After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability. Financial liabilities classified as FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as FVTPL. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Transaction costs on financial liabilities classified as FVTPL are expensed as incurred. At the end of each reporting period subsequent to initial recognition, financial liabilities at FVTPL are measured at fair value, with changes in fair value recognized directly in profit or loss in the period in which they arise. The net gain or loss recognized in profit or loss excludes any interest paid on the financial liabilities. See additional discussion in Note 18.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
As at January 31, 2013 and 2012 and for the years ended January 31, 2013, 2012, and 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

2.	Summary of Significant Accounting Policies - Continued

j) Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset until such time as the asset is substantially complete and ready for its intended use or sale. Where funds have been borrowed specifically to finance an asset, the amount capitalized is the actual borrowing costs incurred. Where the funds used to finance an asset form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant borrowings of the Company during the period. Other borrowing costs not directly attributable to a qualifying asset are expensed in the year incurred.

k) Share-Based Compensation (Options, Restricted Shares, and Bonus Shares)

All share-based compensation awards made to directors, employees and non-employees are measured and recognized using a fair value based method. For directors and employees, or those providing services similar to employees, the fair value of options is determined using the Black- Scholes option pricing model, and is amortised straight-line over the vesting period. Awards issued to non-employees are recognized based on the fair value of the goods or services received and recognized over the tranche’s vesting period. The fair value of the bonus shares and restricted share units is calculated using the intrinsic value of the shares at issuance, and is amortised straight-line over the vesting period.

The fair value of the award is accrued and charged either to operations or mineral property plant and equipment, with the offsetting credit to warrants and share-based payment reserve, on a graded method over the vesting period. If and when share options are ultimately exercised or bonus share units and restricted share units vest, the applicable amounts from the warrants and share-based payment reserve are transferred to share capital.

Certain awards vest upon achievement of a specified performance condition. On a quarterly basis, management assesses the probability of achieving those performance conditions using the best available information, and estimates the appropriate vesting period.

When the Company amends the terms of share options, the incremental change in the fair value of the options due to the amendment, as determined using the Black-Scholes option pricing model, is recognized over the tranche’s vesting period in the statement of loss or capitalized as appropriate.

l) Share Purchase Warrants

The Company issues share purchase warrants in connection with certain equity transactions. The fair value of the warrants, as determined using the Black-Scholes option pricing model, is credited to the warrants and share-based payment reserve. The recorded value of share purchase warrants is transferred to share capital upon exercise.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
As at January 31, 2013 and 2012 and for the years ended January 31, 2013, 2012, and 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

2.	Summary of Significant Accounting Policies - Continued

m) Loss Per Share

Loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Basic and diluted losses per share are the same for all years reported, as the effect of potential issuances of shares under warrant or share option agreements would, in total, be anti-dilutive.

n) Income Taxes and Deferred Taxes

The income tax expense or benefit for the year consists of two components: current and deferred.

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the balance sheet date in each of the jurisdictions and includes any adjustments for taxes payable or recovery in respect of prior periods.

Taxable profit or loss differs from profit or loss as reported in the Consolidated Statements of Comprehensive Loss because of items of income or expense that are taxable or deductible in other years, and items that are never taxable or deductible.

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences, loss carry forwards and tax credit carry forwards to the extent that it is probable that taxable profits will be available against which they can be utilized. To the extent that the Company does not consider it to be probable that taxable profits will be available against which deductible temporary differences, loss carry forwards, and tax credit carry forwards can be utilized, a deferred tax asset is not recognized.

Deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
As at January 31, 2013 and 2012 and for the years ended January 31, 2013, 2012, and 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

3.	Recent Accounting Pronouncements

At the date of authorization of these financial statements, certain new standards, amendments and interpretations to existing standards have been published but are not yet effective, and have not been adopted early by the Company.

The Company anticipates that all of the relevant pronouncements will be adopted in the Company’s accounting policy for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments and interpretations that are expected to be relevant to the Company’s financial statements is provided below. Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s financial statements and are therefore not discussed below.

IFRS 9 – Financial instruments - classification and measurement

This is the first part of a new standard on classification and measurement of financial assets that will replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 has two measurement categories: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise it is at fair value through profit or loss. Requirements for financial liabilities were added to IFRS 9 in October 2010. Most of the requirements for financial liabilities were carried forward unchanged from IAS 39. However, some changes were made to the fair value option for financial liabilities to address the issue of own credit risk. IFRS 9 is effective for annual periods beginning on or after January 1, 2015. The Company is currently assessing the impact of adopting IFRS 9 on its consolidated financial statements, including the applicability of early adoption.

IFRS 10 – Consolidation

IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation—Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements. IFRS 10 is effective for annual periods beginning on or after January 1, 2013. The Company has concluded that this standard currently has no impact on its consolidated financial statements.

IFRS 11 - Joint Arrangements

IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities—Non-monetary Contributions by Venturers. IFRS 11 is effective for annual periods beginning on or after January 1, 2013. The Company has concluded that this standard currently has no impact on its consolidated financial statements.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
As at January 31, 2013 and 2012 and for the years ended January 31, 2013, 2012, and 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

3.	Recent Accounting Pronouncements - Continued

IFRS 12 – Disclosure of Interests in Other Entities

IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities. IFRS 12 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company has concluded that this standard currently has no impact on its consolidated financial statements.

IFRS 13 - Fair Value Measurement

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures. IFRS 13 is effective for annual periods beginning on or after January 1, 2013. The Company has concluded that this standard currently has no impact on its consolidated financial statements.

IFRIC 20 – Stripping Costs in the Production Phase of a Surface Mine

On October 20, 2011, the IASB issued a new interpretation, IFRIC 20, to address accounting issues regarding waste removal costs incurred in surface mining activities during the production phase of a mine, referred to as production stripping costs. The new interpretation addresses the classification and measurement of production stripping costs as either inventory or as a tangible or intangible non-current ‘stripping activity asset’. The standard also provides guidance for the depreciation or amortization and impairment of such assets. IFRIC 20 is effective for reporting years beginning on or after January 1, 2013, although earlier application is permitted. The Company has concluded that this standard currently has no impact on its consolidated financial statements.

IAS 1 – Presentation of Items of Other Comprehensive Income

The amendments of IAS 1 change the grouping of items presented in other comprehensive income. Items that could be reclassified (or ‘recycled’) to net earnings at a future point in time would be presented separately from items that will never be reclassified. The amendment becomes effective for annual periods beginning on or after July 1, 2012. The Company has concluded that this standard currently has no impact on its consolidated financial statements.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
As at January 31, 2013 and 2012 and for the years ended January 31, 2013, 2012, and 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

4.	Mineral Property Agreements

NorthMet, Minnesota, U.S.A.

Pursuant to an agreement dated January 4, 1989, subsequently amended and assigned, the Company leases 4,162 acres in St. Louis County, Minnesota from RGGS Land & Minerals Ltd., L.P. The original term of the renewable lease was 20 years and called for total lease payments of $1,475,000. The Company can and has renewed the lease by making annual payments of $150,000 on or before each anniversary through January 2013. The next payment is due in January 2014.

The Company can, at its option, terminate the lease at any time by giving written notice to the lessor not less than 90 days prior to the effective termination date or can indefinitely extend the 20-year term by continuing to make $150,000 annual lease payments on each successive anniversary date.

The lease payments are considered advance royalty payments and shall be deducted from future production royalties payable to the lessor, which range from 3% to 5% based on the net smelter return received by the Company. The Company’s recovery of $2.075 million in advance royalty payments is subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year.

Pursuant to an agreement effective December 1, 2008, the Company leases 120 acres in St. Louis County, Minnesota from LMC Minerals. The initial term of the renewable lease is 20 years and calls for minimum annual lease payments of $3,000 was for the first four years after which the minimum annual lease payment increases to $30,000. The initial term may be extended for up to four additional five-year periods on the same terms. All lease payments have been paid or accrued to January 31, 2013. The next payment is due in November 2013.

The lease payments are considered advance royalty payments and will be deducted from future production royalties payable to the lessor, which range from 3% to 5% based on the net smelter return that we receive. The Company’s recovery of $0.042 million in advance royalty payments is subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year.

Pursuant to the leases, PolyMet holds mineral rights and the right to mine. PolyMet intends to acquire surface rights through a land exchange with the United States Forest Service (Note 8).

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
As at January 31, 2013 and 2012 and for the years ended January 31, 2013, 2012, and 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

5.	Mineral Property, Plant and Equipment

Details of Mineral Property, Plant, and Equipment are as follows:

		Other fixed
Net Book Value	NorthMet	assets	Total
Balance at February 1, 2011	$141,729	$206	$141,935
Additions	20,807	412	21,219
Changes to environmental rehabilitation provision (Note 7)	7,894	-	7,894
Amortization	-	(359)	(359)
Balance at January 31, 2012	$170,430	$259	$170,689
Additions	19,438	27	19,465
Changes to environmental rehabilitation provision (Note 7)	30,425	-	30,425
Amortization	-	(150)	(150)
Balance at January 31, 2013	$220,293	$136	$220,429

	January 31,	January 31,
NorthMet	2013	2012

Mineral property acquisition and interest costs	$44,514	$42,895
Mine plan and development	35,688	34,941
Environmental	46,198	33,843
Consulting and wages	29,132	25,921
Environmental rehabilitation	51,350	20,925
Site activities	12,462	10,956
Mine equipment	949	949

Total	$220,293	$170,430

Erie Plant, Minnesota, U.S.A.

In October 2003, the Company entered into an option with Cliffs Natural Resources Inc. (“Cliffs”) to purchase 100% ownership of large parts of the former LTV Steel Mining Company ore processing plant in northeastern Minnesota. The Company paid $500,000 in cash and issued 1,000,000 common shares (at fair value of $229,320) for this option, which it exercised on November 15, 2005 under the Asset Purchase Agreement with Cliffs (“Cliffs I”). Consideration for the purchase was $1.0 million in cash, $2.4 million in notes payable (paid in full in June 2008) and the issuance of 6,200,547 common shares (at fair market value of $7.564 million) of the Company.

On December 20, 2006, the Company closed a transaction (“Cliffs II”) in which it acquired, from Cliffs, property and associated rights sufficient to provide it with a railroad connection linking the mine development site and the Erie Plant. The transaction also included a 120-railcar fleet, locomotive fuelling and maintenance facilities, water rights and pipelines, large administrative offices on site and an additional 6,000 acres to the east and west of and contiguous to its existing tailing facilities. Consideration for the purchase was $1.0 million in cash, $14.0 million in notes payable (paid in full in December 2011) and the issuance of 2,000,000 common shares (at fair market value of $6.160 million) of the Company.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
As at January 31, 2013 and 2012 and for the years ended January 31, 2013, 2012, and 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

5.	Mineral Property, Plant and Equipment - Continued

The Company assumed certain ongoing site-related environmental and reclamation obligations as a result of the above purchases (Note 7). These environmental and reclamation obligations are presently contracted under the terms of the purchase agreements with Cliffs. Once the Company obtains its permit to mine and Cliffs is released from its obligations by the State agencies, the environmental and reclamation obligations will be direct with the governing bodies.

Interest and loan accretion on current and retired long-term (Note 8) and convertible debt (Note 9) to January 31, 2013 in the amount of $10.756 million (January 31, 2012 - $8.988 million) have been capitalized as part of the cost of NorthMet assets. All borrowing costs during the year ended January 31, 2013 were capitalized.

As NorthMet assets are not in use or capable of operating in a manner intended by management, no amortization of these assets has been recorded to January 31, 2013.

At April 30, 2010, certain equipment was classified as assets held for sale. During the year ended January 31, 2011, these assets were written down to fair value less estimated cost to sell, resulting in a loss of $520,000. During the year ended January 31, 2012 the assets were sold for cash of $3.942 million resulting in a gain of $72,000.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
As at January 31, 2013 and 2012 and for the years ended January 31, 2013, 2012, and 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

6.	Wetland Credit Intangible

Details of Wetland Credit Intangibles are as follows:

	January 31,	January 31,
	2013	2012
Wetland Credit Intangible – Exercised options	$1,579	$-
Wetland Credit Intangible – Unexercised options	4,413	-
	$5,992	$-

On March 9, 2012 the Company acquired a secured interest in land (“AG Land”) owned by AG for Waterfowl, LLP ("AG") that is permitted for restoration to wetland. AG was subsequently acquired by Environmental Investment Partners (“EIP”) and the Company consented to the assignment of the agreement to EIP on September 7, 2012. EIP will restore the wetlands and, upon completion, wetland credits are to be issued by the proper governmental authorities. The Company plans to use the wetland credits to offset wetlands disturbed during construction and operation of NorthMet. The Company holds a first mortgage on the AG Land, which will be proportionately released as wetland credits are transferred to the Company. The Company has the option to exercise five separate phases of wetland credit development. Any option not exercised by February 28, 2017 will expire and the remaining mortgage, if any, will be released. As at January 31, 2013, the Company had exercised the option on phase 1.

The Company paid initial consideration of $2.0 million cash and issued 2,788,902 of the Company’s common shares valued at $3.375 million (of which 371,854 held in escrow pending completion of construction of the first phase) and a warrant to purchase 1,083,333 of the Company’s common shares at $1.50 per share at any time until December 31, 2015 as consideration for a $5.9 million mortgage to secure performance by EIP. In addition to the initial consideration, performance commitments for phase 1 totaling $0.68 million will be due over the seven years following wetland construction completion for ongoing maintenance by EIP. Performance payments totaling $1.063 million per phase for completion and maintenance of phase 2 through 5 will only be incurred if and when the Company exercises its option on those phases and will be due over the seven years following completion of each phase. If wetland credits are issued by the proper governmental authorities before the seven-year anniversary, any unpaid amounts are due upon issuance of the wetland credits.

The Company has concluded the transaction was negotiated between unrelated parties and therefore at the fair value of the services received. To date, the Company has recorded of $5.992 million to Wetland Credit Intangibles which comprises the aggregate value of shares ($3.375 million), warrants ($0.525 million), cash paid ($2.0 million), and transaction costs ($0.092 million). Since the Company expects to exercise each of the remaining options prior to expiration, the Company determined that the total consideration price of approximately $10.833 million should be allocated equally amongst the total credits with approximately $2.167 million being allocated to each phase after all payments have been made.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
As at January 31, 2013 and 2012 and for the years ended January 31, 2013, 2012, and 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

7.	Environmental Rehabilitation Provision

As part of the consideration for the Cliffs Purchase Agreements (Note 5), the Company indemnified Cliffs for the liability related to final reclamation and closure of the acquired property.

Federal, state and local laws and regulations concerning environmental protection affect the Company’s operations. Under current regulations, the Company is contracted to indemnify Cliff’s requirement to meet performance standards to minimize environmental impact from operations and to perform site restoration and other closure activities. Once the Company obtains its permit to mine the environmental and reclamation obligations will be direct with the governing bodies. The Company’s provisions for future site closure and reclamation costs are based upon existing reclamation requirements at January 31, 2013. It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments.

In April 2010, Cliffs entered into a consent decree with the Minnesota Pollution Control Agency (“MPCA”) relating to alleged violations on the Cliffs Erie Property. This consent decree required submission of Field Study Plan Outlines and Short Term Mitigation Plans. In April 2012, long-term mitigation plans were submitted to the MPCA for its review and approval. In October 2012, a response was received from the MPCA approving plans for pilot tests of various treatment options to determine the best course of action. Although there is substantial uncertainty related to applicable water quality standards, engineering scope, and responsibility for the financial liability, the October response from the MPCA provides clarification to the potential liability for the Long Term Mitigation Plan. The Company has included its best estimate of the liabilities related to this consent decree in its environmental rehabilitation provision for the period ended January 31, 2013 in the amount of $31.8 million.

The Company’s best estimate of the environmental rehabilitation provision at January 31, 2013 was $53.5 million (January 31, 2012 - $22.8 million) based on estimated cash flows required to settle this obligation in present day costs of $24.5 million (January 31, 2012 - $23.9 million) for Cliffs I and $33.0 million (January 31, 2012 - $2.0 million) for Cliffs II, an annual inflation rate of 2.00% (January 31, 2012 – 2.00%), a risk-free interest rate of 2.79% (January 31, 2012 – 2.55%), a mine life of 20 years and a rehabilitation period of 10 years.

Details of Environmental Rehabilitation Provision are as follows:

	Year ended	Year ended
	January 31,	January 31,
	2013	2012
Environmental Rehabilitation Provision – beginning of year	$22,836	$15,719
Change in estimated liability	31,845	-
Liabilities discharged	(565)	(1,127)
Accretion expense	792	350
Change in pre-tax risk-free interest rate	(1,420)	7,894
Environmental Rehabilitation Provision – end of year	53,488	22,836
Less current portion	(1,808)	(828)

Non-current portion	$51,680	$22,008

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
As at January 31, 2013 and 2012 and for the years ended January 31, 2013, 2012, and 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

8.	Long Term Debt

Pursuant to Cliffs II (Note 5) the Company signed two notes payable to Cliffs totaling $14.0 million. The first note was paid in quarterly installments equal to $250,000 with the first payment on December 31, 2006 for total repayment of $7.0 million with the balance due upon receipt of production financing. The second note was paid in quarterly installments equal to $250,000 commencing on December 31, 2009 for total repayment of $7.0 million with the balance due on December 31, 2011. Both of these notes were repaid in full as at December 2011.

On June 30, 2011 PolyMet closed a $4.0 million loan from Iron Range Resources & Rehabilitation Board ("IRRRB"), a development agency created by the State of Minnesota to stabilize and enhance the economy of northeastern Minnesota. At the same time, the Company exercised its options to acquire two tracts of land as part of a proposed land exchange with the U.S. Forest Service (“USFS”). The loan is secured by the land acquired, carries a fixed interest rate of 5% per annum, compounded annually, and is repayable on the earlier of June 30, 2016 or the date which the related land is exchanged with the USFS (not expected to occur within 12 months from January 31, 2013). PolyMet has issued warrants giving the IRRRB the right to purchase 400,000 shares of its common shares at $2.50 per share at any time until the earlier of June 30, 2016, the date the land is exchanged with the USFS or an alternative date as determined between the parties as the due date of the loan (“IRRRB Warrants”).

The Company has accounted for the IRRRB loan and the 400,000 common share warrants issued by allocating the $4.0 million between the debt and the warrants by fair valuing the debt using a discount rate of 8% and allocating the residual of $550,124 to the warrants.

Details of long term debt are as follows:

	Year ended	Year ended
	January 31,	January 31,
	2013	2012
Long Term Debt – beginning of year	$3,672	$8,525
Issuance of Debt	-	3,450
Retirement of Debt	-	(8,525)
Accretion and capitalized interest	278	222
Long Term Debt – end of year	3,950	3,672
Less current portion	-	-

Non-current portion	$3,950	$3,672

All long term debt borrowing costs were eligible for capitalization and 100% of these costs were capitalized during the year ended January 31, 2013.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
As at January 31, 2013 and 2012 and for the years ended January 31, 2013, 2012, and 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

9.	Convertible Debt

Details of Convertible Debt are as follows:

	Year ended	Year ended
	January 31,	January 31,
	2013	2012
Convertible Debt – beginning of year	$29,018	$27,631
Accretion and capitalized interest	1,490	1,387
Convertible Debt – end of year	30,508	29,018
Less current portion	-	-

Non-current portion	$30,508	$29,018

The Company issued $25.0 million of Debentures to Glencore AG (“Glencore”) that bear interest at 12-month US dollar LIBOR plus 4%, compounded quarterly. Interest is payable in cash or by increasing the principal amount of the Debentures, at Glencore’s option. At January 31, 2013, $5.508 million (January 31, 2012 - $4.018 million) of interest had been added to the principal amount of the debt since inception. The Company has provided security on the Debentures covering all of the assets of PolyMet and PolyMet US, including a pledge of PolyMet’s 100% shareholding in PolyMet US. The due date of the Debentures is the earlier of i) PolyMet giving Glencore ten days’ notice that PolyMet has received permits necessary to start construction of NorthMet and availability of senior construction finance, in a form reasonably acceptable to Glencore (the "Early Maturity Event"), and ii) September 30, 2014, on which date all principal and interest accrued to such date will be due and payable. Upon occurrence of the Early Maturity Event and at the Company’s option, the initial principal and capitalized interest would be exchangeable into common shares of PolyMet at $1.50 per share. Alternatively, Glencore has the right to exchange some or all of the debentures at any time under the same conversion terms. All convertible debt borrowing costs were eligible for capitalization and 100% of these costs were capitalized during the year ended January 31, 2013.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
As at January 31, 2013 and 2012 and for the years ended January 31, 2013, 2012, and 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

10.	Glencore Financing

Since October 31, 2008 the Company and Glencore have entered into a series of financing agreements and a marketing agreement whereby Glencore committed to purchase all of the Company’s production of concentrates, metal, or intermediate products on market terms at the time of delivery, for at least the first five years of production. PolyMet agreed to propose, and shareholders approved, the election of a Glencore senior executive as a director and also appointed a senior member of Glencore's technical team to PolyMet's Technical Steering Committee. As a result of the series of financing transactions and the purchase by Glencore of PolyMet common shares previously owned by Cliffs, Glencore's current and potential ownership of PolyMet comprises:

46,967,842 shares representing 25.6% of PolyMet's issued shares;

$25.0 million initial principal floating rate secured debentures due September 30, 2014 (Note 9). Including capitalized interest as at January 31, 2013, these debentures are exchangeable at $1.50 per share into 20,338,440 common shares of PolyMet upon PolyMet giving Glencore notice that it has received permits necessary to start construction of NorthMet and availability of senior construction finance in a form reasonably acceptable to Glencore or are repayable on September 30, 2014. The exercise price of the exchange warrants and the number of warrants are subject to conventional anti-dilution provisions; and

Glencore holds warrants to purchase 5.6 million common shares at $1.50 per share, subject to conventional anti-dilution provisions, at any time until December 31, 2015, subject to mandatory exercise if the 20-day Value Weighted Average Price (“VWAP”) of PolyMet common shares is equal to or greater than 150% the exercise price and PolyMet provides notice to Glencore that it has received permits necessary to start construction of NorthMet and availability of senior construction finance, in a form reasonably acceptable to Glencore.

If Glencore were to exercise all of its rights and obligations under these agreements, it would own 72,906,282 common shares of PolyMet, representing 34.9% on a partially diluted basis, that is, if no other options or warrants were exercised or 32.4% on a fully diluted basis.

2010 Agreement

On November 12, 2010, PolyMet and Glencore entered into a definitive agreement to:

Sell in a private placement to Glencore, 15 million common shares at $2.00 per share for gross proceeds of $30 million (before deducting estimated offering expenses). Completion of the sale of these shares and funding occurred in the following three tranches:

Tranche 1 of $10 million (closed on January 17, 2011);

Tranche 2 of $10 million (closed on July 15, 2011); and

Tranche 3 of $10 million (closed on October 15, 2012).

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
As at January 31, 2013 and 2012 and for the years ended January 31, 2013, 2012, and 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

10.	Glencore Financing - Continued

The maturity date of the $25 million in outstanding debentures, plus interest, was extended from September 30, 2011 to September 30, 2012 (subsequently extended under the 2011 Agreement described below). The Issued Debentures continued to be exchangeable into common shares of PolyMet at $4.00 per share, as agreed to in 2008 and the 2011 Agreement described below;

Cancellation of Glencore’s commitment to purchase, and the Company’s commitment to issue, $25 million of Tranche E Debentures, as agreed to in 2008;

Cancellation of warrants to purchase 6.25 million common shares of PolyMet at $3.00 per share at any time until September 30, 2011 issued to Glencore in connection with the 2008 Debentures;

Issuance of warrants (the "2010 Warrants") to purchase 3 million common shares of PolyMet at $2.00 per share at any time until December 31, 2015, issued to Glencore in consideration of the amendments listed above. The terms of these warrants were amended under the 2011 Agreement described below; and

Glencore was also granted a right of first refusal to provide all non-equity material financings, subject to regulatory approval as long as it owns 10% or more of the issued and outstanding shares of PolyMet. As long as Glencore owns more than 5% of the issued and outstanding shares of PolyMet, it has the right to participate in any equity-related financing to maintain its fully diluted ownership interest (currently 25.6% of issued and outstanding shares and 32.4% on a fully diluted ownership interest basis).

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

The amounts of discount and deferred costs remaining to be accreted and amortized over the life of the debt of $706,000; less

The premium of $2.625 million resulting from the price of the common shares sold or to be sold to Glencore compared with the market price at the time of the arrangement; and

The $875,000 of premium attributable to the first tranche of the financing was debited to share capital and credited to share premium in fiscal 2011, the $875,000 of premium attributable to the second tranche of the financing was debited to share capital and credited to share premium in fiscal 2012, and the $875,000 of premium attributable to the third tranche of the financing was debited to share capital and credited to share premium in fiscal 2013.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
As at January 31, 2013 and 2012 and for the years ended January 31, 2013, 2012, and 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

10.	Glencore Financing - Continued

2011 Agreement

On November 30, 2011, PolyMet and Glencore entered into a definitive agreement to:

Sell in a private placement to Glencore, 13,333,333 common shares at $1.50 per share for gross proceeds of $20 million (before deducting offering expenses) and issue to Glencore warrants (the 2011 Warrants) to purchase 2,600,000 common shares of PolyMet at $1.50 per share at any time until December 31, 2015, subject to mandatory exercise if the 20-day Value Weighted Average Price (“VWAP”) of PolyMet shares is equal to or greater than 150% the exercise price and PolyMet provides notice to Glencore that it has received permits necessary to start construction of NorthMet and availability of senior construction finance, in a form reasonably acceptable to Glencore. Approximately $7.0 million of the proceeds from the sale of these shares was used to repay outstanding notes (including interest) to Cliffs Natural Resources Inc. (Note 8);

Extend the term of the $25 million initial principal debentures to the earlier of i) PolyMet giving Glencore ten days’ notice that PolyMet has received permits necessary to start construction of NorthMet and availability of senior construction finance, in a form reasonably acceptable to Glencore (the "Early Maturity Event"), and ii) September 30, 2014, on which date all principal and interest accrued to such date will be due and payable. Upon occurrence of the Early Maturity Event and at the Company’s option, the initial principal and capitalized interest would be exchangeable into common shares of PolyMet at $1.50 per share. Alternatively, Glencore has the right to exchange some or all of the debentures at any time using the same conversion terms; and

Amend the terms of the warrants issued to Glencore in 2010 (the "2010 Warrants”) to conform to the 2011 Warrants, giving Glencore the right to acquire 3,000,000 common shares of PolyMet at $1.50 per share at any time until December 31, 2015, subject to mandatory exercise if the 20-day VWAP of PolyMet shares is equal to or greater than 150% the exercise price and PolyMet provides notice to Glencore that it has received permits necessary to start construction of NorthMet and availability of senior construction finance, in a form reasonably acceptable to Glencore.

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

The fair value of the warrants to purchase 2.6 million common shares at $1.50 per exercisable until December 31, 2015 of $1.708 million; less

The premium of $4.667 million results from the agreed upon price of the common shares of $1.50 per share, compared with the market price at the time of the arrangement.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
As at January 31, 2013 and 2012 and for the years ended January 31, 2013, 2012, and 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

11.	Share Capital

	a)	Share Issuances for Cash

On July 15, 2011, the Company closed the second tranche of the 2010 Agreement with Glencore for 5,000,000 common shares at $2.00 per share for gross proceeds of $10.0 million. For accounting purposes, the $875,000 premium over the market price at the time of the arrangement was debited to share capital and credited to equity reserves (Note 10). Transaction costs for the financing were $22,000.

On December 6, 2011, the Company closed the 2011 Agreement with Glencore for 13,333,333 commons shares at $1.50 per share for gross proceeds of $20.0 million (Note 10). Transaction costs for the financing were $171,000.

On October 15, 2012, the Company closed the third tranche of the 2010 Agreement with Glencore for 5,000,000 common shares at $2.00 per share for gross proceeds of $10.0 million. For accounting purposes, the $875,000 premium over the market price at the time of the arrangement was debited to share capital and credited to equity reserves (Note 10). Transaction costs for the financing were $18,000.

During the year ended January 31, 2013 the Company issued 185,000 shares (January 31, 2012 – 1,185,000) pursuant to the exercise of share options for total proceeds of $148,000 (January 31, 2012 - $902,000).

	b)	Share-Based Compensation

The Omnibus Share Compensation Plan (“Omnibus Plan”) was created to align the interests of the Company’s employees, directors, officers and consultants with those of shareholders. Effective May 25, 2007, the Company adopted the Omnibus Plan, which was approved by the Company’s shareholders’ on June 27, 2007, modified and further ratified and reconfirmed by the Company’s shareholders most recently on July 10, 2012. The Omnibus Plan governs the award of share options, restricted shares, and bonus shares and is restricted to 10% of the common shares issued and outstanding on the grant date, excluding 2,682,706 common shares pursuant to an exemption approved by the Toronto Stock Exchange.

During the year ended January 31, 2013, the Company recorded $2.679 million (January 31, 2012 - $0.962 million) for share-based compensation with $2.255 million (January 31, 2012 - $0.625 million) expensed and $0.424 million (January 31, 2012 - $0.337 million) capitalized to mineral property, plant and equipment. The offsetting entries were to warrants and share-based payment reserve. Total share-based compensation for the period includes $1.644 million (January 31, 2012 - $0.688 million) for share options, $0.240 million (January 31, 2012 - $0.274 million) for restricted shares, and $0.795 million (January 31, 2012 - nil) related to the three year term extension as a result of the option modification of 14,420,000 options outstanding at the July 10, 2012.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
As at January 31, 2013 and 2012 and for the years ended January 31, 2013, 2012, and 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

11.	Share Capital - Continued

	c)	Share Options

Details of share option activity are as follows:

	Year ended	Year ended
	January 31,	January 31,
	2013	2012
Outstanding - Beginning of year	11,195,000	11,630,000
Granted	4,375,000	750,000
Exercised	(185,000)	(1,185,000)
Cancelled	(425,000)	-
Expired	(40,000)	-
Outstanding - End of year	14,920,000	11,195,000

The weighted average closing share price on the dates the options were exercised during the year ended January 31, 2013 was $1.12 (January 31, 2012 - $1.78) .

During the year ended January 31, 2013, the Company granted 4,375,000 share options (January 31, 2012 – 750,000) to directors and management with an average exercise price of $0.97 per option. The fair value of these share options was estimated at the date of grant using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

	Year ended	Year ended
	January 31,	January 31,
	2013	2012
Risk-free interest rate	0.27% to 0.50%	1.71%
Expected dividend yield	Nil	Nil
Expected forfeiture rate	Nil	Nil
Expected share price volatility	96.90% to 125.92%	75.18%
Expected option life in years	2.25 to 3.00	1.40

The expected forfeiture rate reflects the Company's expectations that its key staff and directors who have received incentive options will continue to work for the Company. The Company has no current plans to reduce staffing levels and anticipates that the likelihood of resignations will diminish as the permitting process proceeds.

The expected share price volatility reflects the Company’s expectation that historical volatility over a period similar to the life of the option is indicative of future trends, which may or may not necessarily be the actual outcome.

The weighted fair value of share options granted during the year ended January 31, 2013 was $0.43. Option pricing models require the input of highly subjective assumptions including the estimate of the share price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s share options.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
As at January 31, 2013 and 2012 and for the years ended January 31, 2013, 2012, and 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

11.	Share Capital - Continued

	c)	Share Options - Continued

Details of share options outstanding as at January 31, 2013 are as follows:

			Number of
	Exercise Price	Exercise Price	options
Expiry Date	(US$)	(CDN$)	outstanding
September 19, 2015 **	1.36*	1.36	1,190,000
October 24, 2015 **	1.20*	1.20	200,000
December 5, 2015 **	1.15*	1.15	125,000
March 20, 2016 **	2.75*	2.76	2,100,000
June 19, 2016 **	2.96*	2.97	325,000
September 1, 2016 **	3.81*	3.82	300,000
January 5, 2017 **	3.29*	3.30	525,000
February 13, 2017 **	2.99		1,250,000
March 12, 2017 **	2.92		250,000
March 23, 2017 **	2.89		50,000
September 4, 2017 **	3.00		360,000
December 12, 2017 **	3.05		205,000
January 11, 2018 **	3.03		70,000
January 31, 2018 **	2.87		100,000
February 15, 2018 **	2.72		500,000
June 2, 2018 **	3.92		100,000
July 30, 2018 **	3.22		175,000
January 30, 2019 **	0.82		585,000
February 17, 2019 **	0.82		910,000
October 15, 2019 **	2.67		115,000
January 8, 2020 **	3.54		60,000
January 25, 2021 **	2.17		300,000
March 10, 2021 **	2.04		750,000
March 8, 2022 **	1.19		1,150,000
April 2, 2022 **	1.16		100,000
June 21, 2022 **	0.88		2,500,000
July 9, 2022 **	0.84		125,000
July 11, 2022	0.95		150,000
July 25, 2022	1.00		50,000
January 7, 2023	0.92		300,000
Weighted average exercise price and total number of options outstanding	1.94		14,920,000

* For information purposes, those share options granted with an exercise price in Canadian dollars (“CDN”) have been translated to the Company’s reporting currency using the exchange rate as at January 31, 2013 of 1.00 US$ = 1.0020 CDN$.

** Expiry Date extended three years by resolution approved by disinterested shareholders at the annual shareholders’ meeting on July 10, 2012.

As at January 31, 2013 all share options had vested and were exercisable, with the exception of 3,604,166, which vest upon completion of specific targets (SDEIS – 933,333; EIS – 160,000; Permits – 1,065,833; Construction – 960,000; Start of Commercial Production – 300,000; Other –185,000).

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
As at January 31, 2013 and 2012 and for the years ended January 31, 2013, 2012, and 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

11.	Share Capital - Continued

	d)	Share Bonus Plan

The Company has instituted a share bonus plan as part of its employment, management and consulting contracts for key directors, management and project personnel. This bonus plan adds incentive for key personnel to reach certain prescribed milestones required to reach commercial production at NorthMet. As at January 31, 2013, the Company had received shareholder approval of the Bonus Shares for Milestones 1 to 4 and regulatory approval for Milestones 1, 2 and 3. Milestone 4 is subject to regulatory approval. To January 31, 2013, 5,240,000 shares have been issued for the achievement of Milestones 1, 2 and 3.

The summary of the share bonus plan is as follows:

	Bonus Shares	Status
Milestone 1	1,590,000	issued
Milestone 2	1,300,000	issued
Milestone 3	2,350,000	issued
Milestone 4	3,640,000	(i) and (ii)

(i)	Milestone 4 – Commencement of commercial production at NorthMet at a time when the Company has not less than 50% ownership interest.

(ii)

At the Annual General Meeting of shareholders of the Company, held on June 17, 2008, the disinterested shareholders approved the bonus shares for Milestone 4. The bonus shares allocated to Milestone 4 are valued at $3.80, the Company’s closing trading price on June 17, 2008.

During the year ended January 31, 2013, the Company recorded $387,000 amortization related to Milestone 4 (January 31, 2012 – $1,235,000), these amounts were capitalized to Mineral Property, Plant and Equipment. The fair value of these unissued bonus shares is being amortized, over its expected life, until the estimated date of issuance.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
As at January 31, 2013 and 2012 and for the years ended January 31, 2013, 2012, and 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

11.	Share Capital - Continued

	e)	Restricted Shares

Details of restricted share activity are as follows:

	Year ended	Year ended
	January 31,	January 31,
	2013	2012
Outstanding - Beginning of year	327,500	-
Granted	458,382	327,500
Outstanding - End of year	785,882	327,500

During the year ended January 31, 2013, the Company granted 458,382 restricted shares to U.S. employees with 450,882 of the U.S. restricted shares issued in trust to a third party. 275,676 of the restricted shares vest upon issuance of permits or December 31, 2014, whichever comes earlier. 91,353 of the restricted shares vest upon publication of the NorthMet supplemental draft Environmental Impact Statement. 91,353 of the restricted shares vest upon receipt of permits to start construction of NorthMet. The restricted shares had a fair value of $414,000 which is being amortized over the vesting periods.

During the year ended January 31, 2012, the Company granted 327,500 restricted shares for U.S. employees and consultants and restricted share units for Canadian employees and consultants with 259,000 of the U.S. restricted shares issued in trust to a third party. 50% of each award is to be issued upon receipt of permits and the balance to be issued upon the start of production. The restricted shares had a fair value of $668,000 which is being amortized over the vesting periods.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
As at January 31, 2013 and 2012 and for the years ended January 31, 2013, 2012, and 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

11.	Share Capital - Continued

	f)	Share Purchase Warrants

Details of share purchase warrants are as follows:

	Year ended		Year ended
	January 31, 2013		January 31, 2012
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
		Price		Price
	Warrants	(US$)	Warrants	(US$)
Share Purchase Warrants – beginning of year	6,000,000	1.57	7,010,000	4.00
Expired (Note 8e)	-	-	(4,010,000)	5.00
Amended (Note 7)	-	-	(3,000,000)	2.00
Amended (Note 7)	-	-	3,000,000	1.50
Issued (Notes 5, 7 and 14)	1,083,333	1.50	3,000,000	1.63
Share Purchase Warrants – end of year	7,083,333	1.56	6,000,000	1.57

On June 30, 2011, as part of a loan agreement (Note 8) the Company issued warrants to IRRRB giving them the right to purchase 400,000 common shares of the Company at $2.50 per share at any time until the earlier of June 30, 2016 or one year after permits are received.

On August 31, 2011, the unexercised warrants, to purchase 4,010,000 common shares of PolyMet at $5.00 per share if exercised before NorthMet has produced a cumulative total of 20,000 metric ton of concentrate, or $6.00 thereafter, expired. The Company recorded a deferred income tax charge as the expiration of the warrants triggered a capital gain for tax purposes, which was offset by the application of tax losses carried forward resulting in a credit of $657,000.

On December 6, 2011, as part of the 2011 Agreement (Note 10), PolyMet issued to Glencore warrants (“2011 Warrants”) to purchase 2,600,000 common shares of PolyMet at $1.50 per share at any time until December 31, 2015, subject to mandatory exercise if the 20-day VWAP of PolyMet shares is equal to or greater than 150% the exercise price and PolyMet provides notice to Glencore that it has received permits necessary to start construction of NorthMet and availability of senior construction finance, in a form reasonably acceptable to Glencore. In addition, the Company agreed to amend the terms of the warrants issued to Glencore in 2010 ("2010 Warrants”) to conform to the 2011 Warrants, giving Glencore the right to acquire 3,000,000 common shares of PolyMet at $1.50 per share at any time until December 31, 2015, subject to mandatory exercise if the 20-day VWAP of PolyMet shares is equal to or greater than 150% the exercise price and PolyMet provides notice to Glencore that it has received permits necessary to start construction of NorthMet and availability of senior construction finance, in a form reasonably acceptable to Glencore.

On March 9, 2012, as part of a wetlands agreement (Note 6) the Company issued warrants to AG Waterfowl LLP giving them the right to purchase 1,083,333 common shares of the Company at $1.50 per share at any time until December 31, 2015.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
As at January 31, 2013 and 2012 and for the years ended January 31, 2013, 2012, and 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

11.	Share Capital - Continued

	g)	Shareholder Rights Plan

Effective May 25, 2007, the Company adopted an updated Shareholder Rights Plan (“Rights Plan”), which was approved by the Company’s shareholders on June 27, 2007, modified, and reapproved by the Company's shareholders most recently on July 10, 2012. Under the Rights Plan, the Company has issued one right for no consideration in respect of each outstanding common share of the Company to all holders of record of common shares on December 4, 2003. All common shares subsequently issued by the Company during the term of the Rights Plan will have one right represented for each common share held by the shareholder of the Company. The term of the Rights Plan is 10 years, unless the rights are earlier redeemed or exchanged. The Rights issued under the Rights Plan become exercisable only if a party acquires 20% or more of the Company's common shares without complying with the Rights Plan or without the approval of the Board of Directors of the Company.

Each Right entitles the registered holder thereof to purchase from the Company on the occurrence of certain events, one common share of the Company at the price of CDN$50.00 per share, subject to adjustment (the “Exercise Price”). However, if a Flip-in Event (as defined in the Rights Plan) occurs, each Right would then entitle the registered holder to receive, upon payment of the Exercise Price, that number of common shares that have a market value at the date of that occurrence equal to twice the Exercise Price. The Rights are not exercisable until the Separation Time as defined in the Rights Plan.

On July 11, 2011, the Board of Directors of the Company waived the Shareholder Rights Plan in connection with shares that Glencore has the right to acquire through Tranche 2 of the November 2010 private placement (Note 10). This waiver does not apply to any additional purchases of PolyMet shares by Glencore on market or from third parties.

On November 30, 2011 the Board of Directors of the Company waived the Shareholder Rights Plan in connection with shares that Glencore owns or has the right to acquire through the existing agreements, including: Tranche 3 of the November 2010 private placement, exchange of the 2008 Debentures into common shares, exercise of the 2010 Warrants issued to Glencore in November 2010, the November 2011 private placement, and exercise of the 2011 Warrants issued to Glencore in 2011 (Note 10). Shares that could be acquired by Glencore pursuant to its right of first refusal to, or right to participate in, future financings are also covered by the waiver, but issue of such shares would be subject to regulatory approval. This waiver does not apply to any additional purchases of PolyMet common shares by Glencore on market or from third parties.

On October 11, 2012, the Board of Directors of the Company waived the Shareholder Rights Plan in connection with shares that Glencore has the right to acquire through Tranche 3 of the November 2010 private placement (Note 10). This waiver does not apply to any additional purchases of PolyMet shares by Glencore on market or from third parties.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
As at January 31, 2013 and 2012 and for the years ended January 31, 2013, 2012, and 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

12.	Finance Costs

Details of Finance Income and Costs are as follows:

	Year ended January 31,
	2013	2012	2011
Interest and financing costs, net	$29	$1	$19
Accretion of environmental rehabilitation provision (Note 6)	792	350	480

Finance costs	$821	$351	$499

13.	Supplemental Disclosure With Respect to Statements of Cash Flows

The Company entered into the following non-cash investing and financing activities:

	Year ended January 31,
	2013	2012	2011
Changes in trade payables and accrued liabilities related to investing activities	$938	$998	$176
Accretion and accrued interest	2,560	1,387	2,059
Deferred income tax recovery	-	(657)	(1,390)
Share-based compensation	2,679	962	63
Milestone 4 Bonus Share cost amortization	387	1,235	(98)
Shares and warrants issued in Wetlands Credit Intangible transaction	$3,900	$-	$-

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
As at January 31, 2013 and 2012 and for the years ended January 31, 2013, 2012, and 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

14.	Related Party Transactions

The Company conducted transactions with key management personnel, comprising of certain members of senior management, officers, directors and persons or companies related to these individuals, and paid or accrued amounts, as follows:

	Year ended January 31,
	2013	2012	2011
Salaries and other short-term benefits	$1,468	$950	$825
Other long-term benefits	54	32	21
Termination benefits	279	-	-
Share-based payment	2,102	738	-
Commission on sale of used drill	-	200	-

Total	$3,903	$1,920	$846

Share-based payment represents the fair value determined at grant date to be expensed over the vesting period.

None of PolyMet’s directors has a service contract with the Company providing for benefits upon termination of his employment. There are agreements with certain key employees and officers that contain severance provisions for termination without cause or in the event of a take-over bid.

During the year ended January 31, 2012, PolyMet sold a used drill for $3.680 million. A company controlled by one of PolyMet’s directors received a commission of $0.200 million related to this sale.

As a result of Glencore’s ownership of 25.6% of the Company it is also a related party. Transactions with Glencore are described in Notes 9, 10, and 11.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
As at January 31, 2013 and 2012 and for the years ended January 31, 2013, 2012, and 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

15.	Income Taxes

	a)	Income tax recovery

The provision for income taxes reported differs from the amount computed by applying cumulative Canadian federal and provincial income tax rates to the loss before income taxes due to the following:

	2013	2012	2011
Loss for the period	$(6,626)	$(3,045)	$(6,692)
Statutory tax rate	25.0%	26.5%	28.5%
Recovery of income taxes computed at statutory rates	(1,657)	(807)	(1,907)
Difference in foreign tax rates	(199)	(118)	(320)
Change in unrecognized deferred tax	1,292	102	2
Non-deductible items	564	166	835
Income tax recovery	$-	$(657)	$(1,390)

b)	Unrecognized deferred tax assets and liabilities

Deferred tax assets and liabilities have not yet been recognized in respect of the following items:

	2013	2012
Non-capital loss carry forward assets	$33,205	$27,039
Mineral properties, development and capital liabilities	(15,451)	(10,742)
Other assets (liabilities )	(8)	157
Unrecognized deferred tax assets and liabilities	$17,746	$16,454

As of January 31, 2013, the Company has Canadian non-capital loss carry forwards of approximately $13.3 million (2012 - $9.7 million) and US non-capital loss carry forwards of approximately $72.2 million (2012 - $59.4 million) available to reduce future years’ income for tax purposes. The Company recognizes the benefit of tax losses only to the extent of anticipated future taxable income in relevant jurisdictions. The tax loss carry forwards expire as follows:

Expiry of Tax Losses	Amount
January 31, 2019	$835
January 31, 2020	693
January 31, 2021	827
January 31, 2022	937
January 31, 2023	859
January 31, 2024	655
January 31, 2025	945
January 31, 2026	1,632
January 31, 2027	3,657
January 31, 2028	4,350
January 31, 2029	7,907
January 31, 2030	11,474
January 31, 2031	21,041
January 31, 2032	13,351
January 31, 2033	16,318
Non-capital loss carry forward	$85,481

As at January 31, 2013, the Company had deductible temporary differences for which deferred tax assets and liabilities have not been recognized because it is uncertain whether future profit will be available against which the Company can utilize the benefits.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
As at January 31, 2013 and 2012 and for the years ended January 31, 2013, 2012, and 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

16.	Segmented Information

The Company’s primary mineral property is the NorthMet Project, which is in the permitting stage of development. Financing and administrative functions are provided at the corporate office. Segmented information is as follows:

		NorthMet
January 31, 2013	Corporate	Operations	Consolidated
Cash and cash equivalents	$7,999	$89	$8,088
Trade and other receivables	57	773	830
Investment	17	-	17
Prepaid expenses	42	729	771
Wetland Credit Intangible	-	5,992	5,992
Mineral Property, Plant & Equipment	85	220,344	220,429
Total assets	8,200	227,927	236,127
Trade payables and accrued liabilities	2,766	2,503	5,269
Long term debt	-	3,950	3,950
Convertible debt	30,508	-	30,508
Environmental rehabilitation provision	-	53,488	53,488
Total liabilities	33,274	59,941	93,215
General and administrative	5,422	486	5,908
Interest and financing costs, net	30	(1)	29
Accretion of environmental rehabilitation provision	-	792	792
Other (Income) Expense	(44)	(59)	(103)
Segmented loss	$5,408	$1,218	$6,626

		NorthMet
January 31, 2012	Corporate	Operations	Consolidated
Cash and cash equivalents	$15,850	$1,628	$17,478
Trade and other receivables	98	342	440
Investment	30	-	30
Prepaid expenses	238	696	934
Mineral Property, Plant & Equipment	19	170,670	170,689
Total assets	16,235	173,336	189,571
Trade payables and accrued liabilities	315	1,364	1,679
Long term debt	-	3,672	3,672
Convertible debt	29,018	-	29,018
Environmental rehabilitation provision	-	22,836	22,836
Total liabilities	29,333	27,872	57,205
General and administrative	2,571	798	3,369
Interest and financing costs, net	2	(1)	1
Accretion of environmental rehabilitation provision	-	350	350
Gain on asset held for sale	-	(72)	(72)
Other (Income) Expense	104	(50)	54
Deferred income tax recovery	(657)	-	(657)
Segmented loss	$2,020	$1,025	$3,045

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
As at January 31, 2013 and 2012 and for the years ended January 31, 2013, 2012, and 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

17.	Commitments and Contingencies

a)

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

b)

On October 31, 2008, the Company entered into agreements with Glencore wherein Glencore will provide marketing services covering concentrates, metal, or intermediate products at prevailing market terms for at least the first five years of production.

c)

As at January 31, 2013, the Company had firm commitments related to the environmental review process, land options, wetland credit intangibles, rent, and consultants of approximately $3.0 million with the majority due over the next year and the remainder due over seven years.

	d)	As at January 31, 2013, the Company had non-binding commitments to maintain its mineral lease rights of $180,000 with all due in the next year.

	e)	The following table lists the known contractual obligations as at January 31, 2013:

		Less than	1 – 3	4 – 5	After
Contractual Obligations	Total	1 year	years	years	5 years
Trade payables and accrued liabilities	$5,269	$5,269	$-	$-	$-
Long-term debt	5,014	-	5,014	-	-
Convertible debt	33,141	-	33,141	-	-
Environmental rehabilitation provision	53,488	1,808	10,388	18,281	23,011
Firm Commitments	3,000	2,354	326	204	116
Total	$99,912	$9,431	$48,869	$18,485	$23,127

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
As at January 31, 2013 and 2012 and for the years ended January 31, 2013, 2012, and 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

18.	Financial Instruments and Risk Management

The carrying values of the Company’s financial instruments are classified into the following categories:

	January 31,	January 31,
	2013	2012
Loans and Receivables (1)	$8,088	$17,478
Available-for-sale	17	30
Other loans and receivables	830	440
Other financial liabilities (2)	$39,727	$34,369

(1)	Includes cash and cash equivalents.
(2)	Includes trade payables and accrued liabilities, convertible debt and long term debt.

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

Currency Risk

The Company incurs expenditures in Canada and in the United States. The functional and reporting currency of the Company and its subsidiary is the US dollar. Foreign exchange risk arises because the amount of Canadian dollar cash and cash equivalents, investment, trade and other receivables or trade payables and accrued liabilities will vary in US dollar terms due to changes in exchange rates.

As the majority of the Company’s expenditures are in US dollars, the Company has kept a significant portion of its cash and cash equivalents in US dollars. The Company has not hedged its exposure to currency fluctuations.

The Company was exposed to currency risk through the following assets and liabilities denominated in Canadian dollars:

	January 31,	January 31,
	2013	2012
Loans and receivables (1)	$71	$305
Available-for-sale	17	30
Other loans and receivables	57	95
Other financial liabilities (2)	(268)	(239)
	$(123)	$191

(1)	Includes cash and cash equivalents.
(2)	Includes trade payables and accrued liabilities.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
As at January 31, 2013 and 2012 and for the years ended January 31, 2013, 2012, and 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

18.	Financial Instruments and Risk Management - Continued

Based on the above net exposures, as at January 31, 2013, a 10% change in the Canadian / United States exchange rate would have impacted the Company’s loss by approximately $12,000.

Credit Risk

Credit risk arises on cash and cash equivalents held with banks and financial institutions, as well as credit exposure on outstanding trade and other receivables. The maximum exposure to credit risk is equal to the carrying value of the financial assets of $8,918,000.

The Company’s cash and cash equivalents are primarily held through a large Canadian financial institution.

Liquidity Risk

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash and cash equivalents.

Interest Rate Risk

Interest rate risk arises on cash and cash equivalents, long term debt, and convertible debt and fluctuations in the related interest rates. The Company has not hedged any of its interest rate risk.

The Company was exposed to interest rate risk through the following assets and liabilities:

	January 31,	January 31,
	2013	2012
Loans and receivables (1)	$8,088	$17,478
Other financial liabilities (2)	$34,458	$32,690

(1)	Includes cash and cash equivalents.
(2)	Represents long term debt and convertible debt.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
As at January 31, 2013 and 2012 and for the years ended January 31, 2013, 2012, and 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

18.	Financial Instruments and Risk Management - Continued

Fair Value Measurements

PolyMet’s financial assets and liabilities are measured or disclosed at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. There are three levels of fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value, with level 1 input having the highest priority. The levels and the valuation techniques used to value the Company’s financial assets and liabilities are described below:

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

The fair values of the Company's cash and cash equivalents, and other loans and receivables approximate their carrying amounts. The Company’s available-for-sale investment is valued using quoted market prices in active markets, obtained from securities exchanges and accordingly is Level 1 in the fair value hierarchy.

The fair value of the Company's trade payables and accrued liabilities and convertible debt approximate their carrying amounts. The Company’s long term debt is recognized initially at fair value, net of any transaction costs incurred, and subsequently at amortized cost using the effective interest method. The face value of long term debt exceeds the carrying amount by approximately $50,000.

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
As at January 31, 2013 and 2012 and for the years ended January 31, 2013, 2012, and 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

18.	Financial Instruments and Risk Management - Continued

In order to assist in management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors. The budgets are approved by the Company’s Board of Directors.

Although the Company plans to have the resources to carry out its plans and operations through January 31, 2014, it does not currently have sufficient capital to meet its estimated project capital expenditure requirements and is currently in discussions to arrange sufficient capital to meet these requirements.

19.	Subsequent Event

On April 10, 2013, the Company agreed to issue a debenture with the principal amount of $20,000,000 to Glencore and Glencore agreed to a Standby Purchase Agreement related to a $60,000,000 rights offering by the Company. The $20,000,000 debenture is payable on the earlier of (i) the $60,000,000 rights offering by the Company or (ii) May 1, 2014. The sale of the debenture was consummated on April 11, 2013. The debenture is guaranteed by the Company and is secured by the assets of the Company and our wholly-owned subsidiary. The debenture carried a fixed interest rate of 4.721% per annum. The debenture contains certain events of default that are customarily included in financings of this nature. In the event of default, Glencore may declare all of the then outstanding principal amount of the debenture, including any accrued and unpaid interest, to be due and payable immediately.

ITEM 19. EXHIBITS

Exhibit		Footnote
No.	Description	Ref.
1.1	Certificate of Incorporation.	(2)
1.2	Certificate of Change of Name.	(2)
1.3	Articles of Incorporation of PolyMet Mining Corp.	(2)
4.1	Shareholder Rights Plan Agreement.	(2)
4.2	Contract for Deed between us and Cleveland Cliffs, Ohio, dated November 15, 2005.	(2)
4.3	Contract for Deed between us and Cleveland Cliffs, Ohio, dated December 20, 2006	(1)
4.4	Purchase Agreement between PolyMet Mining Corp., Poly Met Mining, Inc, and Glencore AG, dated October 31, 2008	(8)
4.5	Form of Floating Rate Secured Debenture dated October 31, 2008	(8)
4.6	Guarantee between PolyMet Mining Corp. and Glencore AG, dated October 31, 2008	(8)
4.7	Security Agreement between PolyMet Mining Corp. and Glencore AG, dated October 31, 2008	(8)
4.8	Security Agreement between Poly Met Mining, Inc. and Glencore, dated October 31, 2008	(8)
4.9	Pledge Agreement between Poly Met Mining, Inc. and Glencore, dated October 31, 2008	(8)
4.10	Amendment Letter number 11 to Purchase Agreement between us and Glencore	(9)
4.11	Amendment and Waiver between the Company, the Issuer and the Purchaser dated November 12, 2010	(10)
4.12	Form of Warrant dated November 12, 2010	(10)
4.13	Subscription Agreement with Glencore dated November 12, 2010	(10)
4.14	Registration Rights Agreement dated November 12, 2010	(10)
4.15	Subscription Agreement between PolyMet Mining Corp., Poly Met Mining, Inc., and Glencore AG dated November 30, 2011	(11)
4.16	Form of Warrant dated November 30, 2011	(11)
4.17	Amendment and Waiver dated November 30, 2011	(11)
4.18	Amended and Restated Exchange Warrant dated December 6, 2011	(11)
4.19	Registration Rights Agreement and Amendment to Existing Registration Rights Agreement dated November 30, 2011	(11)
4.20	Amendment number 14 to Purchase Agreement between PolyMet Mining Corp., Poly Met Mining, Inc, and Glencore AG	(14)
4.21	Confirmation of Secured Obligations Agreement between PolyMet Mining Corp., Poly Met Mining, Inc, and Glencore AG	(14)
4.22	Form of Fixed Rate Secured Debenture	(14)

4.23	Standby Purchase Agreement between PolyMet Mining Corp. and Glencore AG	(13)
6.1	2007 PolyMet Omnibus Share Compensation Plan	(7)
11.1	Code of Ethics.	(3)
11.2	Statement of Corporate Governance Practices	(4)
12.1	Certification of Principal Executive Officer pursuant to 17 C.F.R. 240.13a-14(a).	*
12.2	Certification of Principal Financial Officer pursuant to 17 C.F.R. 240.13a-14(a).	*
13.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 17 C.F.R. 240.13a-14(b) and 18 U.S.C. 1350.	*
14.1	Amended and Restated Shareholder Rights Plan	(7)
15.1	Technical Report on NorthMet Project by P. Downey and Associates, dated July 2004	(5)
15.2	Lease Agreement between us and U.S. Steel Corporation, dated January 4, 1989.	(2)
15.3	Notice of Assignment of the Lease Agreement from U.S. Steel Corporation to RGGS Land and Minerals, Ltd. L.P.	(2)
15.4	Nominating and Corporate Governance Committee Charter	(7)
15.5	Technical Report on NorthMet Project by P.J. Hunter C. Eng. CP dated October 2006	(6)
15.6	Consent of Independent Registered Public Accounting Firm	*
15.7	Technical Report on NorthMet Project dated October 2012	(12)
16.1	Audit Committee Charter	*
17.1	Executive employment agreement with Mr. Douglas Newby dated July 1, 2007	(7)
17.2	Executive employment agreement with Mr. Jonathan Cherry dated July 16, 2012	*

Footnote
Ref.	Description
*	Filed herewith.
(1)	Incorporated by reference to our Annual Report on Form 20-F/A for the fiscal year ended January 31, 2007, filed on May 31 2007.
(2)	Incorporated by reference to our Annual Report on Form 20-F/A for the fiscal year ended January 31, 2006, filed on July 31 2006.
(3)	Incorporated by reference to our Annual Report on Form 20-F/A for the fiscal year ended January 31, 2004, filed on July 7, 2005.
(4)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended January 31, 2005, filed on July 25, 2005.
(5)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended January 31, 2004, filed on June 30, 2004.
(6)	Incorporated by reference to our Report on Form 6-K, filed on November 13, 2006.
(7)	Incorporated by reference to our Annual Report on Form-20-F/A for the fiscal year ended January 31, 2008, filed on August 27, 2008.
(8)	Incorporated by reference to our Form 13-D filed on November 10, 2008.
(9)	Incorporated by reference to our Report on Form 6-K filed on November 23, 2009.
(10)	Incorporated by reference to our Report on Form 6-K filed on November 18, 2010.
(11)	Incorporated by reference to our Report on Form 6-K filed on December 7, 2011
(12)	Incorporated by reference to our Report on Form 6-K filed on April 5, 2013
(13)	Incorporated by reference to our Registration Statement on Form F-10 (File No 333-187853) filed on April 10, 2013
(14)	Incorporated by reference to our Report on Form 6-K filed on April 11, 2013

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated: April 22, 2013
POLYMET MINING CORP.

/s/ Jonathan Cherry
	Name:	Jonathan Cherry
	Title:	Chief Executive Officer