Form 20-F
period 2014-01-31
POLYMET MINING CORP
filed 2014-04-25
CIK 866028

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2014

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
275,575,392

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
[   ] Yes       [X] No

Financial Statements:

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F (this “Annual Report”) contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements appear in a number of different places in this Annual Report and can be identified by words such as "expects", “anticipates”, "believes", "intends", "estimates", “potential”, “possible”, "projects", "plans", and similar expressions, or statements that events, conditions or results “will”, “may”, “could”, or “should” occur or be achieved or their negatives or other comparable words. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. The statements, including the statements contained in Item 3D “Risk Factors”, Item 4B “Business Overview”, Item 5 “Operating and Financial Review and Prospects” and Item 11 “Quantitative and Qualitative Disclosures About Market Risk”, are inherently subject to a variety of risks and uncertainties that could cause actual results, performance or achievements to differ significantly. Forward-looking statements include statements regarding the outlook for our future operations, plans and timing for our exploration and development programs, statements about future market conditions, supply and demand conditions, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact. Our actual results may differ materially from those in the forward-looking statements due to risks facing us or due to actual facts differing from the assumptions underlying our predictions. Some of these risks and assumptions include:

-	completion of environmental review on the expected timeframe;
-	obtaining permits on a timely basis;
-	general economic and business conditions, including changes in interest rates and exchange rates;
-	changes in the resources market, including prices of natural resources, costs associated with mineral exploration and development, and other economic conditions;
-	natural phenomena;
-	actions by government authorities, including changes in government regulation;
-	uncertainties associated with legal proceedings;
-	future decisions by management in response to changing conditions;
-	our ability to execute prospective business plans; and
-	misjudgments in the course of preparing forward-looking statements.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3. KEY INFORMATION

A.              Selected Financial Data

The following selected financial data, as at January 31, 2014, 2013, 2012, and 2011, as at February 1, 2010, and for the years ended January 31, 2014, 2013, 2012, and 2011 are derived from our audited consolidated financial statements included herein and filed previously. The selected financial data should be read in conjunction with “Item 5 - Operating and Financial Review and Prospects”, the consolidated financial statements and related notes of the Company included under “Item 18 – Financial Statements" and other financial information included elsewhere in this Form 20-F.

Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), effective with our transition to IFRS on February 1, 2010.

Unless otherwise indicated, all monetary amounts in this Annual Report are expressed in United States dollars, our reporting currency.

Selected Financial Data – IFRS
($'000s, except loss per share and weighted average shares)

	Year Ended 1/31/2014	Year Ended 1/31/2013	Year Ended 1/31/2012	Year Ended 1/31/2011	Opening Balance Sheet 2/1/2010
Revenue	$–	$–	$–	$–
Income (loss) from Operations	$–	$–	$–	$–
Net Loss	$(8,132)	$(6,626)	$(3,045)	$(6,662)
Loss Per Share	$(0.04)	$(0.04)	$(0.02)	$(0.04)
Diluted Net Loss Per Share	$(0.04)	$(0.04)	$(0.02)	$(0.04)
Dividends Per Share	$–	$–	$–	$–
Weighted Average Shares	236,303,304	178,949,306	160,358,498	149,444,955
Working Capital	$(1,872)	$2,629	$16,375	$4,199	$16,313
Total Assets	$287,525	$236,127	$189,571	$156,736	$149,692
Long-Term and Convertible Debt	$36,243	$34,458	$32,690	$29,406	$33,395
Shareholders’ Equity	$196,332	$142,912	$132,366	$102,417	$97,645
Share Capital including Share Capital Premium	$243,337	$184,222	$170,566	$143,248	$132,066

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

We are required to obtain various governmental permits to conduct exploration, development, construction and mining activities at our properties. Obtaining the necessary governmental permits is often a complex and time-consuming process involving numerous United States or Canadian federal, provincial, state, and local agencies. The duration and success of each permitting effort is contingent upon many variables not within our control. In the context of obtaining permits or approvals, we must comply with known standards, existing laws, and regulations that may entail greater or lesser costs and delays depending on the nature of the activity to be permitted and the interpretation of the laws and regulations implemented by the permitting authority. The failure to obtain certain permits or the adoption of more stringent permitting requirements could have a material adverse effect on our business, operations, and properties and we may be unable to proceed with our exploration and development programs.

Federal legislation and implementing regulations adopted and administered by the United States Environmental Protection Agency, Army Corp of Engineers, Forest Service, Fish and Wildlife Service, Mine Safety and Health Administration, and other federal agencies, and legislation such as the Federal Clean Water Act, Clean Air Act, National Environmental Policy Act, Endangered Species Act, and Comprehensive Environmental Response, Compensation, and Liability Act, have a direct bearing on exploration, development and mining operations United States. Due to the uncertainties inherent in the permitting process, we cannot be certain that we will be able to obtain required approvals for proposed activities at any of our properties in a timely manner, or that our proposed activities will be allowed at all.

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

Prices of metals are determined by some of the following factors:

  global and regional supply and demand;
  political and economic conditions and production costs in major metal producing regions;
  the strength of the United States dollar; and
  expectations for inflation.

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
  Title to mining properties may be subject to other claims; and
  In the development stage of a mining operation, our mining activities could be subject to substantial operating risks and hazards, including metal bullion losses, environmental hazards, industrial accidents, labor disputes, encountering unusual or unexpected geologic formations or other geological or grade problems, encountering unanticipated ground or water conditions, cave- ins, pit-wall failures, flooding, rock falls, periodic interruptions due to inclement weather conditions or other unfavorable operating conditions and other acts of God. Some of these risks and hazards are not insurable or may be subject to exclusion or limitation in any coverage which we obtain or may not be insured due to economic considerations.

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

As a development stage company with no holdings in any producing mines, we continue to incur losses and expect to incur losses in the future. As at January 31, 2014, we had an accumulated deficit of $96.5 million. We may not be able to achieve or sustain profitability in the future. If we do not begin to generate revenues we may either have to suspend or cease operations.

We have prepared our consolidated financial statements on a going concern basis which contemplates the realization of assets and the settlement of liabilities in the normal course of operations.

We currently have negative cash flow from operating activities and cannot predict if or when we will operate profitably to generate positive cash flows. We have taken steps to fund our operations through the issuance of equity and debt. We plan to meet our financial obligations to the point at which all regulatory approvals for our NorthMet Project have been obtained and which will allow us to raise capital to construct our mine and commence commercial production.

Since transitioning to a development stage entity in September 2006, PolyMet has raised US$177 million in equity and US$25 million initial principal debt exchangeable into equity upon receipt of permits necessary to build and operate the NorthMet Project.

We will need to raise sufficient funds to meet our current obligations as well as fund ongoing development, capital expenditures and administration expenses, in accordance with our spending plans for the next year. While in the past the Company has been successful in closing financing agreements with Glencore AG, a wholly owned subsidiary of Glencore Xstrata plc (together “Glencore”) and other parties, there can be no assurance it will be able to do so again in the future. Factors that could affect the availability of financing include the state of international debt and equity markets, investor perceptions and expectations and the global metals markets.

We may not have adequate, if any, insurance coverage for some business risks that could lead to economically harmful consequences to us.

Our businesses are generally subject to a number of risks and hazards, including:

  industrial accidents;
  railroad accidents;
  labor disputes;
  environmental hazards;
  electricity stoppages;
  equipment failures; and
  severe weather and other natural phenomena.

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

Our common shares are listed for trading on the TSX and on the NYSE MKT. Our shareholders may be unable to sell significant quantities of the common shares into the public trading markets without a significant reduction in the price of our shares, if at all. The market price of our common shares may be affected significantly by factors such as changes in our operating results, the availability of funds, fluctuations in the price of metals, the interest of investors, traders and others in development stage public companies such as us and general market conditions. In recent years the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly development companies similar to us, have experienced wide fluctuations, which have not necessarily been related to the operating performances, underlying asset values, or the future prospects of such companies. There can be no assurance that future fluctuations in the price of our shares will not occur.

A large number of shares will be eligible for future sale and may depress our share price.

Our shares that are eligible for future sale may have an adverse effect on the price of our common shares. As at January 31, 2014 there were 275,575,392 of our common shares outstanding. The average trading volume for the three months prior to January 31, 2014 was approximately 62,000 shares per day on the TSX and 430,000 shares per day on the NYSE MKT. Sales of substantial amounts of our common shares, or a perception that such sales could occur, and the existence of options or warrants to purchase common shares and debt convertible into common shares at prices that may be below the then current market price of our common shares, could adversely affect the market price of our common shares and could impair our ability to raise capital through the sale of our equity securities.

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

Under our 2007 Omnibus Share Compensation Plan, as amended and restated (“Omnibus Plan”), the aggregate number of our common shares that may be issuable pursuant to the Omnibus Plan may not at any time exceed 10% of our issued and outstanding common shares. As at January 31, 2014, the aggregate number of our common shares issuable pursuant to the Omnibus Plan was 19,655,981 shares. Our bonus share incentive plan, or the “Bonus Plan,” was established for our directors and key employees and was approved by the disinterested shareholders at the Company’s shareholders’ meeting held on May 28, 2004. Under the Bonus Plan we may issue an additional 3,640,000 shares upon achieving certain milestones.

Upon any issuances or exercise of options issued, the ownership interests and voting power of existing shareholders may be further diluted.

We have a Shareholders Rights Plan Agreement and certain employment and management contracts that contain provisions designed to discourage a change of control.

A Shareholders Rights Plan was approved in May 2004, modified and further ratified and reconfirmed by shareholders most recently in July 2013. Under the Shareholders’ Rights Plan, if a shareholder individually or in concert with other shareholders acquires 20% or more of our outstanding common shares without complying with the Shareholders’ Rights Plan or without the approval of our Board of Directors, all holders of record will have a right to one common share for each common share owned. We have also entered into agreements with certain key employees and officers that contain severance provisions in the event of a take-over bid. The Shareholders’ Rights Plan and the preceding agreements may make it more difficult for a third party to acquire control of us, even if such a change of control is more beneficial to shareholders.

Because we believe that we will be classified as a passive foreign investment company, or “PFIC”, U.S. holders of our common shares may be subject to United States federal income tax consequences that are worse than those that would apply if we were not a PFIC.

Because we believe that we will be classified as a PFIC, U.S. holders of our common shares may be subject to United States federal income tax consequences that are worse than those that would apply if we were not a PFIC, such as ordinary income treatment plus a charge in lieu of interest upon a sale or disposition of our common shares even if the shares were held as a capital asset. See further discussion in Item 10(E).

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

Our corporate office is located at 100 King Street West, Suite 5700, Toronto, ON M5X 1C7, Canada and our principal executive office of our wholly owned Minnesota subsidiary, Poly Met Mining, Inc. (“PMI”), is located at 444 Cedar Street, Suite 2060, St. Paul, MN 55101, USA. Our registered and records office is located at our legal counsel’s offices situated at 2500 – 700 West Georgia Street, Vancouver, B.C. V7Y 1B3, Canada. Our operational headquarters is located at 6500 County Road 666, Hoyt Lakes, MN 55750-0475, USA.

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

During the years ended January 31, 2014, 2013, and 2012 we made net investments of $25.626 million, $18.404 million, and $16.137 million, respectively to acquire property, and advance the environmental review and permitting of our NorthMet Project.

All of these expenses were incurred at our NorthMet Project and were funded from the proceeds of equity and debenture financings. Since completion of the DFS in September 2006, these expenditures and the Erie Plant acquisition have been capitalized.

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

In the years ended January 31, 2014, 2013, and 2012, we conducted exploration, development and acquisition activities only and did not conduct any operations that generated revenues. Thus, we rely principally on equity or debt convertible into equity financings to fund our projects and expenditures.

Since 2003, we have focused on commencing commercial production on our NorthMet Project. We have focused our efforts on four main areas:

Acquisition of the Erie Plant. The Erie Plant is a large processing facility and associated infrastructure located approximately six miles west of our NorthMet ore body. On November 15, 2005 and December 20, 2006, the Corporation entered into a total of three Contracts for Deed with Cliffs Erie LLC, a subsidiary of Cliffs Natural Resources Inc. (formerly Cleveland Cliffs, Inc.) (“Cliffs”), under which we now own a 100,000 ton-per-day crushing and milling facility, a railroad and railroad access rights connecting the Erie Plant to the NorthMet ore body, tailings facilities, 120 railcars, locomotive fueling and maintenance facilities, water rights and pipelines, large administrative offices on site and approximately 6,000 acres to the east and west of and contiguous to the existing tailing facilities. As partial consideration, we have agreed to indemnify Cliffs for the liability related to final reclamation and closure of the acquired property. See additional discussion in section 4(D)(c)(ii).

Environmental Review and Permitting. To commence commercial production at our NorthMet Project, various regulatory approvals are needed. The environmental review process is very thorough:

•

In October 2005, the Minnesota Department of Natural Resources (“MDNR”) published its Environmental Assessment Worksheet Decision Document establishing the MDNR as the lead state agency and the United States Army Corps of Engineers (“USACE”) as the lead federal agency (together, the “Co-lead Agencies”) for preparation of an Environmental Impact Statement (“EIS”) for our NorthMet Project.

•
In November 2009, the Co-lead Agencies published the PolyMet draft EIS, which marked the start of a period for public review and comment including two public meetings. The United States Environmental Protection Agency (“EPA”) issued an extensive comment letter and rating of the project and the draft EIS in its role as reviewer of projects that could impact the environment.

•

In June 2010, the Co-lead Agencies announced that they intended to complete the EIS process by preparing a supplemental draft EIS that incorporates a proposed land exchange with the United States Forest Service (“USFS”) and expands government agency cooperation. The USFS joined the USACE as a federal Co-lead Agency through the completion of the EIS process.

•	In June 2011, the EPA joined as a Cooperating Agency.

•

• On December 6, 2013 the Co-lead Agencies published the supplemental draft EIS, which started a new period for public review and comment, including three public meetings, which ended on March 13, 2014. The EPA rated the supplemental draft EIS EC-2, EC being one of four possible ratings, with the highest LO (Lack of Objections) typically applied to non-industrial projects such as the Upper Mississippi National Wildlife and Fish Refuge Comprehensive Conservation Plan Implementation. The EC (Environmental Concerns) rating is the same as received by some other notable Minnesota projects including the Central Corridor Light Rail Project in the Twin Cities, the St. Croix River Crossing, and several other major highway improvement and bridge projects. The end of the public review and comment period and EPA rating marks important and necessary steps forward so the EIS can be finalized and we can permit and build the mine.

•

On December 16, 2013 the USACE published notice of our Section 404 Wetland Permit application, a key federal permit needed for construction and operation of the our NorthMet Project. The publication was subject to public review for 90 days, which ended March 13, 2014 and included a public meeting in Duluth, MN on January 16, 2014.

Completion of the final EIS, incorporating appropriate responses to public comments, and a subsequent adequacy decision by the MDNR and Record of Decision by the federal agencies are necessary before the land exchange can occur and various permits required to construct and operate the NorthMet Project can be issued. We anticipate the land exchange will occur and permits be issued during late first quarter of calendar 2015.

Prior to receipt of these permits, we will seek to secure production debt financing that would be available upon receipt of key permits, with construction anticipated through the middle of calendar year 2016.

See additional discussion in section 4(D)(d).

Engineering and feasibility. We retained Bateman Engineering Pty Ltd of Brisbane, Australia (“Bateman”) as the coordinating consultant to prepare a Definitive Feasibility Study (the “2006 DFS”). In September 2006 we reported that the DFS confirmed the economic and technical viability of our NorthMet Project.

Bateman was responsible for completing the process design and detail engineering and cost estimates for the plant and infrastructure. This work was supported by other firms that provided geo-statistical reviews of the ore body, mine planning and scheduling of ore and waste, and assessment of the market for the metals and intermediate products planned to be produced.

Between September 2006 and October 2007 we completed additional drilling and expanded the reserves. In May 2008 we completed an internal update of the DFS (the “2008 DFS Update”), which contemplates an initial stage in which we would sell concentrate during completion of construction and commissioning of the hydrometallurgical plant that was contemplated in the 2006 DFS. This approach has the advantage of staging capital costs so that the hydrometallurgical plant can be funded in part from cash flow from sales of concentrate, and it reduces our reliance on delivery of long lead-time equipment before we start commercial production.

In February 2011, we announced that we anticipate building the NorthMet Project in two phases, the first to produce and market concentrates containing copper, nickel, cobalt and precious metals, and the second to process the nickel concentrate through a single autoclave, resulting in production and sale of high grade copper concentrate, value added nickel-cobalt hydroxide, and precious metals precipitate products.

The results of the 2007 drill program, the 2008 DFS Update and the February 2011 revisions are described in the technical report under NI 43-101 as amended, filed on EDGAR on April 5, 2013 and on SEDAR on January 23, 2013 (the “Technical Report”).

In February 2013, we announced further improvements to the NorthMet Project that we anticipate will reduce the NorthMet Project’s environmental impacts. The reduced environmental impacts include: reductions in sulfur dioxide, mercury and greenhouse gas emissions at the plant site, capture of groundwater and surface seepage with the construction of an in ground containment system to the north and west of the existing tailings basin, and all contact water discharged from the NorthMet Project will be treated through reverse osmosis plants.

With project design locked down in the supplemental draft EIS, we are undertaking a complete review of capital and operating costs based on detailed project plans. We anticipate issuing an updated Technical Report under National Instrument 43-101 in the second calendar quarter of 2014 (the “2014 Project Update”).

See additional discussion in section 4(D)(g).

Financing and corporate development. Since transitioning to a development stage entity in September 2006 we have raised US$177 million in equity and US$25 million initial principal debt exchangeable into equity upon receipt of permits necessary to build and operate the NorthMet Project. We also have a loan of $4 million secured by land acquired with proceeds from the loan.

See additional discussion in section 5(b).

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

In the years ended January 31, 2014, 2013, and 2012, we conducted exploration, development and acquisition activities only and did not conduct any operations.

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

By a Memorandum of Understanding dated December 5, 2003 and an option agreement dated February 14, 2004, we obtained an option (the “Cliffs Option”) to acquire certain property, plant, and equipment located near our NorthMet ore body from Cliffs. As consideration for the Cliffs Option, we paid $500,000 prior to January 31, 2004 and issued to Cliffs 1,000,000 of our common shares on March 30, 2004, valued at $229,320 to maintain our exclusive rights until June 30, 2006. On September 15, 2005 we reached agreement with Cliffs on the terms for the early exercise of our option and expansion of the assets to be acquired to include 100% ownership of the Erie Plant (the “Asset Purchase Agreement”). Under this agreement we agreed to pay Cliffs $1 million in cash, 6,200,547 million of our common shares valued at $7.564 million, and commence quarterly payments of $250,000 starting on March 31, 2006 for a total of $2.4 million plus interest at 4% per annum on the outstanding balance. On November 15, 2005, we consummated the Asset Purchase Agreement and completed the acquisition thereunder. The final payment was made on June 30, 2008.

On September 14, 2006, we entered into an agreement through two separate contracts for deed with Cliffs whereby we would acquire property and associated rights (“Cliffs II.”) for 2,000,000 of our common shares valued at $6.16 million and $15.0 million payable in cash and two notes, each for $7 million. We closed the transaction on December 20, 2006 and repaid the outstanding balance of the two $7 million notes plus accrued interest on December 21, 2011.

The Erie Plant facility includes land, crushing and milling equipment, extensive spare parts, plant site buildings, real estate, tailings impoundments and workshops, access to extensive mining infrastructure, a railroad connection to the site of the NorthMet ore body, a 120-railcar fleet, locomotive fueling and maintenance facilities, water rights and pipelines, large administrative offices on site and approximately 6,000 acres to the east and west of and contiguous to our existing tailings facilities. We also assumed certain liabilities associated with the property purchased above. See additional discussion in section 4D(c)(ii).

Since inception, we have a cumulative deficit of $96.5 million, much of which has been incurred directly and indirectly in connection with our NorthMet Project. These expenditures supported drilling, sampling, assaying, environmental, metallurgical testing, and the pre-feasibility studies.

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

(i) NorthMet Leases

Pursuant to two lease agreements, we lease certain lands covering 4,282 acres or 6.5 square miles located in St. Louis County, Minnesota, known as the NorthMet Project:

•

Pursuant to an agreement dated January 4, 1989, subsequently amended and assigned, we lease 4,162 acres from RGGS Land & Minerals Ltd., L.P (“RGGS”). The initial term of the renewable lease was 20 years and called for total lease payments of $1.475 million. We can, at our option, terminate the lease at any time by giving written notice to the lessor not less than 90 days prior to the effective termination date or can indefinitely extend the 20-year term by continuing to make $150,000 annual lease payments on each successive anniversary date. All lease payments have been paid or accrued to January 31, 2014. The next payment is due in January 2015.

The lease payments are considered advance royalty payments and shall be deducted from future production royalties payable to the lessor, which range from 3% to 5% based on the net smelter return that we receive. Our recovery of $2.225 million in advance royalty payments is subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year.

•

Pursuant to an agreement effective December 1, 2008, we lease 120 acres from LMC Minerals. The initial term of the renewable lease is 20 years and calls for minimum annual lease payments of $3,000 for the first four years after which the minimum annual lease payment increases to $30,000. The initial term may be extended for up to four additional five-year periods on the same terms. All lease payments have been paid or accrued to January 31, 2014. The next payment is due in November 2014.

The lease payments are considered advance royalty payments and will be deducted from future production royalties payable to the lessor, which range from 3% to 5% based on the net smelter return that we receive. Our recovery of $0.069 million in advance royalty payments is subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year.

Pursuant to leases, we hold mineral rights and the right to mine upon receiving the required permits. We have proposed to acquire surface rights through a land exchange with the USFS.

(ii)   The Erie Plant

The Erie Plant comprises a large crushing, grinding and milling facility that was built by a consortium of steel companies in the mid-1950s and processed low grade iron ore known as taconite that was transported to the facility by railroad from nearby mines. In the mid-1980’s, the consortium was consolidated into a single owner – LTV Steel. Pickands-Mather and its successor Cliffs operated the plant on behalf of the owners, processing approximately 100,000 tons per day of taconite ore. The plant was shut down in 2001 when LTV Steel filed for bankruptcy protection. Since then it has been maintained initially by Cliffs and, since November 15, 2005, by us. The plant did not operate during the 12 months ended January 31, 2014.

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

The cost of acquisition of the Erie Plant and associated infrastructure was $18.9 million in cash and 9,200,547 shares at a fair value of $13.953 million. As set forth under the Asset Purchase Agreement, we have assumed certain ongoing site-related environmental and reclamation obligations of Cliffs in connection with the Erie Plant. Once we obtain our permit to mine and Cliffs is released from its obligations by certain state agencies, we will be directly obligated to comply with applicable environmental and reclamation obligations. Prior to Cliffs' acquisition of the plant from LTV Steel and prior to our acquisition of the plant from Cliffs, both Cliffs and ourselves undertook environmental assessments and concluded that there were no material liabilities other than the ultimate closure and reclamation of the site. Until operating permits are granted to us, Cliffs remains the “Regulated Party” for such obligations although, as part of the Asset Purchase Agreement, we have indemnified Cliffs for such costs.

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

On April 6, 2010 Cliffs entered a consent decree with the Minnesota Pollution Control Agency (MPCA) under which it is obligated to proceed with both short and long-term mitigation of the alleged violations. As the indemnifying party, we are working closely with Cliffs on fulfillment of Cliff’s obligations under the consent decree. Field study activities were completed in 2010 and 2011 and short-term mitigations were initiated in 2011 as outlined in the plans and approved by the MPCA. Long-term mitigation plans were submitted to the MPCA in April of 2012. In October 2012, a response was received from the MPCA approving plans for pilot tests of various treatment options to determine the best course of action.

As at January 31, 2014 we estimate the total indemnification liability (including the additional liabilities associated with the consent decree) to be approximately $60.4 million in present day costs and, based on the expected timing of such payments, our cost of capital, and anticipated inflation rates, we made a provision of $51.1 million in our financial statements at that date.

This is our best estimate of the future liability. However, there is substantial uncertainty related to the long-term mitigation plan implementation cost as a result of uncertainty about applicable water quality standards, engineering scope, and responsibility for the financial liability. Outcomes that are unfavorable to us could result in material additional liability.

(d)             Environmental Review and Permitting

We commenced the environmental review and permitting process in early 2004. In October 2005, the MDNR published its Environmental Assessment Worksheet Decision Document establishing the MDNR as the lead state agency and the USACE as the lead federal agency for preparation of an EIS for the project. In 2006 the Co-lead Agencies selected Environmental Resources Management (“ERM”) as the independent environmental contractor (“the EIS Contractor”) to prepare the EIS. ERM is a leading global provider of environmental, health and safety, risk, and social consulting services. The EIS Contractor team includes members with expertise and experience in mining non-ferrous ores. Several other government agencies (including the USFS, the Bois Forte Band of Chippewa and the Fond Du Lac Band of Lake Superior Chippewa) joined the EIS preparation team as Cooperating Agencies, which brought their special expertise to the process.

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

In November 2009, the Co-lead Agencies published the PolyMet Draft EIS with formal notification of publication in the Minnesota Environmental Quality Board (“EQB”) Monitor and the Federal Register, which started a 90-day period for public review and comment, which ended on February 3, 2010. During this period, the lead Agencies held two public meetings – one in the town of Aurora, MN near the project location and one in Blaine, MN in the metropolitan Minneapolis-St. Paul area.

The Lead Agencies received more than 3,700 comment letters, including an extensive comment letter from the EPA in its role as reviewer of projects that could impact the environment.

In June 2010 the Co-lead Agencies announced that they intended to complete the EIS process by preparing a Supplemental Draft EIS ("SDEIS) that incorporates a proposed land exchange with the USFS Superior National Forest and expands government agency cooperation. The USFS joined the USACE as a federal Co-lead Agency through the completion of the EIS process. In addition, in June 2011 the EPA joined as a Cooperating Agency.

In October 2010 the USACE and the USFS published a Notice of Intent to complete the SDEIS to supplement and supersede the Draft EIS and respond to concerns identified by the EPA and other comments on the Draft EIS and Incorporate potential effects from the proposed land exchange between the USFS Superior National Forest and us.

On December 6, 2013 the Co-lead Agencies published the SDEIS, which started a new period for public review and comment, including three public meetings, which ended on March 13, 2014. The EPA rated the supplemental draft EIS EC-2, EC being one of four possible ratings, with the highest LO (Lack of Objections) typically applied to non-industrial projects such as the Upper Mississippi National Wildlife and Fish Refuge Comprehensive Conservation Plan Implementation. The EC (Environmental Concerns) rating is the same as received by some other notable Minnesota projects including the Central Corridor Light Rail Project in the Twin Cities, the St. Croix River Crossing, and several other major highway improvement and bridge projects. The EC (Environmental Concerns) rating is the same as received by some other notable Minnesota projects including the Central Corridor Light Rail Project in the Twin Cities, the St. Croix River Crossing, and several other major highway improvement and bridge projects. The end of the public review and comment period and EPA rating marks important and necessary steps forward so the EIS can be finalized and we can permit and build the mine.

On December 16, 2013 the USACE published notice of our Section 404 Wetland Permit application, a key federal permit needed for construction and operation of the our NorthMet Project. The publication was subject to public review for 90 days, which ended March 13, 2014 and included a public meeting in Duluth, MN on January 16, 2014.

Completion of the final EIS, incorporating appropriate responses to public comments, and a subsequent adequacy decision by the MDNR and Record of Decision by the federal agencies are necessary before the land exchange can occur and various permits required to construct and operate the NorthMet Project can be issued. We anticipate the land exchange will occur and permits be issued during late first quarter of calendar 2015.

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
  Air Emissions Permit

Prior to receipt of the permits, the Company will seek to secure construction financing that would be available upon receipt of key permits, with construction anticipated through the middle of calendar year 2016.

As at January 31, 2014, we had spent approximately $68.4 million on environmental review and permitting activities comprising $6.5 million expensed prior to October 2006 and $61.9 million since October 2006.

See discussion of development plans in section 4(D)(g).

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

4.              Base Case economics for the purpose of the Technical Report to NI 43-101 standards are the weighted average of the three-year trailing (60%) and two-year forward (40%) market prices using July 31, 2006 as a reference for the three-year trailing price and average forward prices during July 2006 for forward prices. Specifically, these prices are: Copper - $2.25/lb, Nickel - $7.80 per pound, Cobalt - $16.34/lb, Palladium - $274 per ounce, Platinum - $1,040 per ounce and Gold - $540 per ounce.

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

Mineral Resources and Mineral Reserves

Within the overall mineralized envelope defined by these exploration programs, the 2006 DFS defined measured and indicated mineral resources above the 500-foot elevation (approximately 1,120 feet below surface.) The results of additional drilling through October 2007 resulted in a further increase in measured and indicated mineral resources to 694 million short tons from the 422 million short tons reported in the 2006 DFS. The 2008 updated mineral resource estimates are based on the same cut-off grades used in the 2006 DFS – namely a Net Metal Value (“NMV”) of $7.42 per ton, reflecting mine planning at a copper price of $1.25 per pound and a nickel price of $5.60 per pound – see notes to the following table.

Details of the mineral resources are set out in the following table:

2008 Updated Mineral Resources compared with 2006 DFS Mineral Resources

	Short Tons	Copper	Nickel	Cobalt	Precious Metals
	(million)	(%)	(%)	(%)	(oz/st)	(g/mt)

2008 Updated Mineral Resource Estimate
Measured (M)	202.5	0.29	0.08	0.01	0.010	0.359
Indicated (I)	491.7	0.26	0.08	0.01	0.009	0.325
Measured & Indicated (M&I)	694.2	0.27	0.08	0.01	0.010	0.334
Inferred	229.7	0.27	0.08	0.01	0.011	0.385

2006 DFS Mineral Resource Estimate
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

The mineral resource estimate update was completed by Pierre Desautels of AGP Mining Consultants in Toronto working closely with PolyMet’s chief geologist, at the time, Richard Patelke. A NI 43-101 compliant report describing this increase filed on EDGAR on April 5, 2013 and on SEDAR on January 23, 2013.

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

Details of the mineral reserves are set out in the following table:

Updated Mineral Reserves compared with DFS Mineral Reserves

	Short Tons	Copper	Nickel	Cobalt	Precious Metals
	(millions)	(%)	(%)	(%)	(oz/st)	(g/mt)
2008 Updated Reserves
Proven	118.1	0.30	0.09	0.008	0.011	0.368
Probable	156.5	0.27	0.08	0.008	0.010	0.327
Proven and Probable	274.7	0.28	0.08	0.008	0.010	0.337
Waste	401.2
Strip Ratio	1.46

2006 DFS Reserves
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

The metals of interest at NorthMet are copper, nickel, cobalt, platinum, palladium, gold and lesser amounts of rhodium and ruthenium. In general, the metals are positively correlated with copper mineralization, cobalt being the main exception. Unit 1 mineralization is found throughout the deposit. A shallow dipping, near surface though less extensive mineralized zone is found in Units 4, 5, and 6 in the western part of the deposit, it is copper-rich relative to sulfur, and moderately enriched in PGMs.

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

(g)             Development Plans

The 2006 DFS prepared by Bateman contemplated the development of a new open pit mine at our NorthMet ore body, using rail infrastructure we acquired as part of Cliffs II to transport approximately 32,000 tons of ore per day from the mine site to our Erie Plant, where we would use our existing facilities to crush and mill the rock. The finely ground material would then pass to a new flotation circuit with waste material sent to existing waste tailings facilities and the concentrate being passed to a new hydrometallurgical plant that we plan to build at the Erie Plant site.

We believe that we have completed exploration work required for the initial phases of production at NorthMet, however, we may need to conduct further in-fill drilling during the anticipated life of the project. Since publication of the 2006 DFS, we have recognized the commercial potential to sell concentrates during the construction and commissioning of the new hydrometallurgical facilities.

In May 2008 we reported revised plans that included the sale of concentrate during the construction and commissioning of new metallurgical facilities resulting in a shorter pre-production construction period and reduced estimates of capital costs prior to first revenues, with the new metallurgical facilities to be constructed during initial production and sales of concentrate and funded from cash flow from initial operations.

In February 2011 we announced that we had further simplified the proposed metallurgical process and planned to build the project in two phases:

  Phase I: produce and market concentrates containing copper, nickel, cobalt and precious metals; and
  Phase II: process the nickel concentrate through a single autoclave, resulting in production and sale of high grade copper concentrate, value added nickel-cobalt hydroxide, and precious metals precipitate products.

We plan to complete the 2014 DFS Update during the second calendar quarter of 2014 now that the project development plans analyzed in the SDEIS have been finalized, which will include process and project improvements, and will incorporate the environmental controls agreed with the Co-lead Agencies and the EPA.

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

In October 2008 we entered into an agreement with Glencore AG, a wholly owned subsidiary of Glencore Xstrata plc (together “Glencore”) whereby Glencore will purchase our production of concentrates, metals, or intermediate products at prevailing market terms at the time of delivery for at least the first 5 years of production.

Capital Costs
Our 2008 DFS Update set out total capital cost of $601.9 million, reflecting both cost inflation and design scope changes since the 2006 DFS, including facilities needed to ship concentrate during the construction and commissioning of the new hydrometallurgical plant. This staged approach shortened the initial construction period, makes the project less sensitive to the delivery schedule for long lead time equipment such as autoclave vessels, and means that we can commence operations of the mine, the existing crushing and milling plant, the existing tailings disposal facilities, and the new flotation circuit, before starting the new hydrometallurgical plant.

2008 DFS Update Capital Costs
(US dollars, millions)

		Change	Initial Concentrate
	Full Project	from	Sales
		2006 DFS

2006 DFS	379.8		138.7
Escalation and other scope changes	137.0	36%	108.9
Environmental measures	85.1		64.7
Total Change	222.1	58%	173.6
TOTAL	601.9		312.3

Further simplification of the metallurgical process reported in 2011 eliminated the planned copper solvent-extraction/electro-winning circuit, representing approximately $127 million of the total $602 million capital costs, but had no effect on the capital cost for the concentrates-only phase of the project.

2008 DFS Update Operating Plans and Costs
The overall mining and operating plan remained the same as that defined in the 2006 DFS and which forms the basis of the plan being analyzed in the environmental impact statement. We intend to mine 32,000 tons of ore per day for an operating life of twenty years, processing a total of 224 million tons of ore. The mine plan continues to be based on the following metal prices: copper - $1.25/lb, nickel - $5.60 per pound, cobalt - $15.25/lb, palladium - $210 per ounce, platinum - $800 per ounce, and gold - $400 per ounce.

Operating costs per ton of ore processed increased to $13.33 from $11.02 in the 2006 DFS reflecting higher fuel, mine equipment, and other consumable costs, as well as general inflation. The cost of mining and delivering ore to the plant was estimated at $4.31 per ton compared with $3.80 per ton in the 2006 DFS. The increase in mining costs was partially offset by the lower strip ratio, larger mining equipment, and owner versus contractor operation.

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

The 2008 DFS Update prices translate into copper cash costs of $1.05 per pound using a co-product basis to calculate costs, compared with the 2006 DFS estimate of $0.81 per pound. Taking revenues from the other metals as a deduction against costs, the co-product basis shows a cost of $(0.28) per pound compared with $0.06 per pound in the 2006 DFS.

We plan to complete the 2014 Project Update during the course of our current fiscal year to reflect all project changes that were incorporated into the SDEIS.

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

Because the SEC defines the term “affiliate” broadly, our largest shareholder may be considered an affiliate of the Company despite the fact that the Company has no control over our largest shareholder’s actions or the actions of its affiliates. As such, pursuant to Section 13(r)(1)(D)(iii) of the Exchange Act, the Company hereby discloses the following information provided by our largest shareholder regarding transactions or dealings with entities controlled by the Government of Iran (“GOI”):

During the period from February 1, 2013 until January 31, 2014, non-U.S. affiliates of the largest shareholder of the Company (“non-U.S. Shareholder Affiliates”) entered into sales contracts for agricultural products as well as sale and purchase contracts for metal oxides and metals with Iranian entities, wholly or majority owned by the GOI. All contracts were conducted in compliance with applicable sanction laws and, where required, with the necessary prior approvals by the relevant governmental authorities.

The gross revenue of the non-U.S Shareholder Affiliates related to these contracts did not exceed the value of $206 million for the twelve months ended January 31, 2014. This figure includes the gross revenue of goods sold in the period but purchased in previous periods. The non-U.S. Shareholder Affiliates do not allocate net profit on a country-by-country or activity-by-activity basis, but estimate the net profit attributable to the contracts with the GOI would not exceed a small fraction of the gross revenue from such contracts. It is not possible to determine accurately the precise net profit attributable to these contracts.

These contracts disclosed above do not violate applicable sanctions laws administered by the U.S. Department of the Treasury, Office of Foreign Assets Control, and are not the subject of any enforcement action under Iran sanction laws.

In compliance with applicable economic sanctions and in conformity with U.S. secondary sanctions, the non-U.S. Shareholder Affiliates expect to continue to engage in similar activities in the future relating to agricultural products.

Neither the Company nor any of its subsidiaries (i) engaged in any transactions or activities requiring disclosure under ITRA nor (ii) were involved in the transactions described in this section. As of the date of this report, the Company is not aware of any other activity, transaction or dealing by us or any of its affiliates during the fiscal year ended January 31, 2014 that requires disclosure in this report under Section 13(r) of the Exchange Act.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

(a)             Operating Results

This discussion and analysis should be read in conjunction with our consolidated financial statements and related notes for the years ended January 2014, 2013, and 2012 appearing under Item 18 – Financial Statements and listed under Item 19 – Exhibits.

Our functional currency is the United States dollar and our financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Summary of Key Developments During the Fiscal Year Ended January 31, 2014

During the year ended January 31, 2014, and through the date of the filing of this Annual Report, we continued to advance our NorthMet Project including the activities noted below.

Key Developments – Environmental Review

On December 6, 2013 the Co-lead Agencies published the supplemental draft EIS, which started a new period for public review and comment, including three public meetings, which ended on March 13, 2014. The EPA rated the supplemental draft EIS EC-2, EC being one of four possible ratings, with the highest LO (Lack of Objections) typically applied to non-industrial projects such as the Upper Mississippi National Wildlife and Fish Refuge Comprehensive Conservation Plan Implementation. The EC (Environmental Concerns) rating is the same as received by some other notable Minnesota projects including the Central Corridor Light Rail Project in the Twin Cities, the St. Croix River Crossing, and several other major highway improvement and bridge projects. The end of the public review and comment period and EPA rating marks important and necessary steps forward so the EIS can be finalized and we can permit and build the mine.

On December 16, 2013 the USACE published notice of our Section 404 Wetland Permit application, a key federal permit needed for construction and operation of the our NorthMet Project. The publication was subject to public review for 90 days, which ended March 13, 2014 and included a public meeting in Duluth, MN on January 16, 2014.

Other Key Developments

On May 14, 2013, the Company exercised its Option to Purchase and Agreement for Development of Wetland Credit Acres with Burns Enterprises, LLC for lands located in St. Louis County, Minnesota. The transaction closed on June 19, 2013 with the final land purchase payment made February 14, 2014. The Company is committed to pay $0.242 million over the next several years for development of wetland credits.

On May 24, 2013, the Company filed the final prospectus for an offering of rights ("Rights") to holders of common shares of the Company to raise up to $60.480 million in gross proceeds (the "Rights Offering"). Every shareholder received one Right for each common share owned on June 4, 2013, the Record Date, and two Rights entitled the holder to acquire one new common share of the Company at $0.66 per share. The Rights expired on July 3, 2013.

Under the terms of a Standby Purchase Agreement, Glencore agreed to purchase any common shares not subscribed for by holders of Rights, subject to certain conditions and limitations guaranteeing a minimum of $53.0 million in gross proceeds. Because the Rights Offering was oversubscribed, Glencore did not purchase any shares under its standby commitment.

Upon the closing of the Rights Offering on July 5, 2013, the Company issued a total of 91,636,202 common shares for gross proceeds of $60.480 million. Expenses and fees relating to the Rights Offering were $2.108 million, including the $1.061 million standby commitment fee paid to Glencore, and reduced the gross proceeds recorded as share capital. The closing of the Rights Offering triggered customary anti-dilution provisions for outstanding warrants, share options, and unissued restricted share units.

See discussion of subsequent event in section 8(B).

Summary of Operating Results

(All figures in Thousands of U.S. dollar except Loss per share)

	Year Ended January 31,
	2014	2013	2012
Revenue	-	-	-
Loss for the Year	(8,132)	(6,626)	(3,045)
Loss per Share	(0.04)	(0.04)	(0.02)
Total Assets	287,525	236,127	189,571
Long-Term and Convertible Debt	36,243	34,458	32,690
Total Shareholders’ Equity	196,332	142,912	132,366

Year ended January 31, 2014 compared with the year ended January 31, 2013

Overall: Our focus for the fiscal year ended January 31, 2014 was to provide the Lead Agencies with input into the SDEIS and permit work at our NorthMet Project, and obtain additional financing.

Loss for the year: During the year ended January 31, 2014, we incurred a loss of $8.132 million ($0.04 loss per share) compared to a loss of $6.626 million ($0.04 loss per share) during the year ended January 31, 2013. The increase in the net loss for the year was primarily attributable to the following:

  an increase in shareholder, investor, and public relations in the current year period to $2.075 million (prior year period - $0.571 million) relating to public relations campaigns in advance of SDEIS public comment period and investor relations campaigns in advance of the Rights Offering; and

  an increase in finance income and costs in the current year to $1.465 million (prior year - $0.821 million) primarily due to an increase in the accretion of the environmental rehabilitation provision as a result of the increased liability and increase in the discount rate.

These items were partially offset by the following:

  a decrease in share-based compensation in the current year to $1.697 million (prior year - $2.255 million) primarily due to a shareholder approved modification of the expiry dates of outstanding share options in the prior year.

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

  an increase in share-based compensation in the year ended January 31, 2013 to $2.255 million (year ended January 31, 2012 - $0.625 million) relating to grants of options, restricted shares, and restricted share units, amortization of previously issued options, bonus shares, restricted shares, and restricted share units, and a shareholder approved modification of the expiry dates of outstanding share options;

  an increase in salaries and benefits in the year ended January 31, 2013 to $1.394 million (prior year ended January 31, 2012 - $0.664 million) relating to restructuring and termination benefits incurred;
  an increase in filing and regulatory fees in the year ended January 31, 2013 to $0.281 million (year ended January 31, 2012 - $0.099 million) related to renewal of the universal shelf registration;
  a decrease in the non-cash future income tax recovery in the year to $nil (year ended January 31, 2012 - $0.657 million) relating to prior year expiration of share purchase warrants; and
  an increase in finance income and costs in the year ended January 31, 2013 to $0.821 million (year ended January 31, 2012 - $0.351 million) primarily due to an increase in the accretion of the environmental rehabilitation provision as a result of the increased liability and increase in the discount rate.

These items were partially offset by the following:

  a decrease in professional fees in the year ended January 31, 2013 to $0.374 million (year ended January 31, 2012 - $0.740 million) primarily due to transition to IFRS in the prior year.

(b)             Liquidity and Capital Resources

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they become due and arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash and cash equivalents.

Substantially all cash and cash equivalents are held in United States currency. Our cash is primarily held in deposits and bearer deposits of a major Canadian bank and does not include any exposure to asset-backed commercial paper.

Our capital management objective is to safeguard our ability to continue as a going concern in order to pursue the development of our mineral property. In the management of capital, we include the components of shareholders’ equity, convertible debt and long term debt. We manage the capital structure and make adjustments to it depending on economic conditions and the rate of anticipated expenditures. To maintain or adjust the capital structure, we may attempt to issue new shares, issue new debt, acquire or dispose of assets. We have no externally imposed capital requirements.

In order to assist in management of our capital requirements, we prepare budgets that are updated as necessary depending on various factors. The budgets are approved by our Board of Directors.

Although we plan to have the resources to carry out our plans and operations through January 31, 2015, we do not currently have sufficient capital to meet our estimated project capital expenditure requirements and are currently in discussions to arrange sufficient capital to meet these requirements. During the upcoming fiscal year, our objective is to identify the source or sources from which we will obtain the capital required to complete the Project. See additional discussion of environmental review and permitting in section 4(D)(d) and development plans in section 4(D)(g).

Year Ended January 31, 2014 compared with the year ended January 31, 2013

As at January 31, 2014 we had a working capital deficiency of $1.872 million compared with working capital of $2.629 million as at January 31, 2013 consisting primarily of cash and cash equivalents of $32.790 million (January 31, 2013 - $8.088 million), amounts receivable of $1.420 million (January 31, 2013 - $0.830 million), prepaid expenses of $1.195 million (January 31, 2013 - $0.771 million), accounts payable and accrued liabilities of $3.806 million (January 31, 2013 - $5.269 million), convertible debt of $31.967 million (January 31, 2013 - $nil) and the current portion of environmental rehabilitation provision of $1.504 million (January 31, 2013 - $1.808 million).

Cash used in operating activities in the year ended January 31, 2014 was $8.034 million compared to cash used in the year ended January 31, 2013 of $1.116 million. The variance in cash is primarily due to changes in non-cash working capital balances and the above noted operating variances.

Cash provided by financing activities for the year ended January 31, 2014 was $58.372 million compared to cash provided in the year ended January 31, 2013 of $10.130 million. The current year includes funding from the Rights Offering. The prior year includes exercise of share options and funding from share issuances to Glencore.

Cash used in investing activities for the year ended January 31, 2014 was $25.626 million compared to cash used in the year ended January 31, 2013 of $18.404 million. The increase was primarily due to increased spending on permitting prior to publication of the supplement draft EIS in December 2013.

Total cash for the year ended January 31, 2014 increased by $24.702 million for a balance of $32.790 million compared to the year ended January 31, 2013 where cash decreased $9.390 million to a balance of $8.088 million.

Year Ended January 31, 2013 compared with the year ended January 31, 2012

As at January 31, 2013 we had working capital of $2.629 million compared with working capital of $16.375 million as at January 31, 2012 consisting primarily of cash of $8.088 million (January 31, 2012 - $17.478 million), amounts receivable of $0.830 million (January 31, 2012 - $0.440 million), prepaid expenses of $0.771 million (January 31, 2012 - $0.934 million), accounts payable and accrued liabilities of 5.269 million (January 31, 2012 - $1.679 million), and the current portion of environmental rehabilitation provision of $1.808 million (January 31, 2012 - $0.828 million).

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

Financing Activities

The universal shelf registration on Form F-3 and short form base shelf prospectus were renewed in January 2013 for the same offering limit and covering the same securities. These documents allow us an option to offer and sell, from time to time in one or more offerings, up to $500 million of our debt securities, common shares, warrants and units in the United States and Canada. Unless otherwise specified the net proceeds from the offering of the securities will be used for construction finance for our copper, nickel, precious metals development project located in Minnesota and for working capital. There were no issuances of securities under these registrations during the years ended January 31, 2014 or 2013.

Glencore Financing
Since October 31, 2008 Glencore has entered into a series of financing agreements with us and a marketing agreement with us whereby Glencore committed to purchase all of our production of concentrates, metal, or intermediate products on market terms at the time of delivery, for at least the first five years of production. As part of the 2013 financing agreement, we entered into a Corporate Governance Agreement whereby from January 1, 2014, as long as Glencore holds 10% or more of our shares (on a fully diluted basis), Glencore shall have the right, but not obligation to designate at least one director and not more than the number of directors proportionate to Glencore's fully diluted ownership of us, rounded down to the nearest whole number, such number to not exceed 49% of the total board. We previously appointed a senior member of Glencore's technical team to our Technical Steering Committee.

The financing agreements comprise $25.0 million initial principal Series A-D debentures in calendar 2008 drawn in four tranches, $25.0 million placement of our common shares in calendar 2009 in two tranches, $30.0 million placement of our common shares in calendar 2010 in three tranches, $20.0 million placement of our common shares in calendar 2011 in one tranche, and $20.960 million purchase of our common shares in the Rights Offering (the “Rights Offering”). As a result of the series of financing transactions and the purchase by Glencore of our common shares previously owned by Cliffs, Glencore's current and potential ownership of us comprises:

•	78,724,821 shares representing 28.6% of our issued and outstanding common shares;

•

$25.0 million initial principal floating rate secured debentures due September 30, 2014. Including capitalized and accrued interest as at January 31, 2014, these debentures are exchangeable at $1.2920 per share into 24,741,611 of our common shares upon us giving Glencore notice that we have received permits necessary to start construction of NorthMet and availability of senior construction finance in a form reasonably acceptable to Glencore or are repayable on September 30, 2014. Subsequent to January 31, 2014, the Company obtained an extension of the due date to the earlier of (i) PolyMet giving Glencore ten days’ notice that PolyMet has received permits necessary to start construction of NorthMet and availability of senior construction finance, in a form reasonably acceptable to Glencore (the "Early Maturity Event"), and (ii) September 30, 2015. The exercise price of the exchange warrants and the number of warrants are subject to conventional anti-dilution provisions which were triggered upon close of the Rights Offering; and

•

Glencore holds warrants to purchase 6,458,001 common shares at $1.3007 per share at any time until December 31, 2015, subject to mandatory exercise if the 20-day Value Weighted Average Price (“VWAP”) of our common shares is equal to or greater than 150% of the exercise price and we provides notice to Glencore that we have received permits necessary to start construction of NorthMet and availability of senior construction finance, in a form reasonably acceptable to Glencore. The exercise price of the purchase warrants and the number of warrants are subject to conventional anti-dilution provisions which were triggered upon close of the Rights Offering.

If Glencore were to exercise all of its rights and obligations under these agreements, it would own 109,924,433 of our common shares, representing 35.8% on a partially diluted basis, that is, if no other options or warrants were exercised or 33.5% on a fully diluted basis.

On April 10, 2013, we amended our previous financing arrangement and issued a new Tranche E debenture (“2013 Debenture”) with the principal amount of $20.0 million to Glencore and Glencore agreed to a Standby Purchase Agreement (“Standby”) related to a proposed $60.480 million Rights Offering by the Company. Under the Standby, Glencore agreed to purchase any common shares offered under the Rights Offering that were not subscribed for by holders of the rights, subject to certain conditions and limitations. The 2013 Debenture carried a fixed interest rate of 4.721% per annum payable in cash monthly and matured on the earlier of (i) closing of the Rights Offering by us or (ii) May 1, 2014. We provided security by way of a guarantee and by our assets and our wholly-owned subsidiary. The sale of the 2013 Debenture was consummated on April 11, 2013. We accounted for the 2013 Debenture issued initially at fair value and subsequently at its amortized cost. Transaction costs for the financing were $0.103 million. The 2013 Debenture was repaid upon the closing of the Rights Offering on July 5, 2013.

Glencore purchased PolyMet common shares for $20.960 million in the Rights Offering, which closed on July 5, 2013.

On April 25, 2014 PolyMet and Glencore extended the term of the Series A-D debentures and the expiration date of the associated Exchange Warrants to the earlier of the Early Maturity Event (as defined above) or September 30, 2015. All other terms of both the debentures and the warrants described above are unchanged.

Iron Range Resources & Rehabilitation Board ("IRRRB")
On June 30, 2011 we closed a $4.000 million loan from the IRRRB, a development agency created by the State of Minnesota to stabilize and enhance the economy of northeastern Minnesota. At the same time, we exercised our options to acquire two tracts of land as part of the proposed land exchange with the USFS. The loan is secured by the land acquired, carries a fixed interest rate of 5% per annum, compounded annually if not paid, and is repayable on the earlier of June 30, 2016 or the date which the related land is exchanged with the USFS (not expected to occur within 12 months from January 31, 2014). We issued warrants giving the IRRRB the right to purchase 400,000 of our common shares at $2.50 per share at any time until the earlier of June 30, 2016, the date the land is exchanged with the USFS or an alternative date as determined between the parties as the due date of the loan. Effective July 5, 2013, we increased the number of common shares issuable to 461,286 and reduced the exercise price to $2.1678, to reflect the dilutive effect of the 91.6 million common shares that were issued at $0.66 per share in connection with the Rights Offering.

AG for Waterfowl, LLP ("AG") Financing
On March 9, 2012 we acquired a secured interest in land (“AG Land”) owned by AG that is permitted for restoration to wetland. AG was subsequently acquired by Environmental Investment Partners (“EIP”) and we consented to the assignment of the agreement to EIP on September 7, 2012. EIP will restore the wetlands and, upon completion, wetland credits are to be issued by the proper governmental authorities. We plan to use the wetland credits to offset wetlands disturbed during construction and operation of the NorthMet Project. We hold a first mortgage on the AG land, which will be proportionately released as wetland credits are transferred to us. We have the option to exercise five separate phases of wetland credit development. Any option not exercised by February 28, 2017 will expire and the remaining mortgage, if any, will be released. As at January 31, 2014, we had exercised the option on phase 1.

We paid initial consideration of $2.0 million cash and issued 2,788,902 of our common shares valued at $3.375 million (of which 371,854 held in escrow pending completion of construction of the first phase) and a warrant to purchase 1,083,333 of our common shares at $1.50 per share at any time until December 31, 2015 as consideration for a $5.9 million mortgage to secure performance by EIP. The exercise price of the exchange warrants and the number of warrants are subject to conventional anti-dilution provisions. Effective July 5, 2013, we increased the number of common shares issuable to 1,249,315 and reduced the exercise price to $1.3007, to reflect the dilutive effect of the 91.6 million common shares that were issued at $0.66 per share in connection with the Rights Offering.

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

Rights Offering
On May 24, 2013, we filed the final prospectus for an offering of rights ("Rights") to holders of our common shares to raise up to $60.480 million in gross proceeds (the "Rights Offering"). Every shareholder received one Right for each common share owned on June 4, 2013, the Record Date, and two Rights entitled the holder to acquire one new common share at $0.66 per share. The Rights expired on July 3, 2013.

Under the terms of a Standby Purchase Agreement, Glencore agreed to purchase any common shares not subscribed for by holders of Rights, subject to certain conditions and limitations guaranteeing a minimum of $53.0 million in gross proceeds. Because the Rights Offering was oversubscribed, Glencore did not purchase any shares under its standby commitment.

Upon the closing of the Rights Offering on July 5, 2013, we issued a total of 91,636,202 common shares for gross proceeds of $60.480 million. Expenses and fees relating to the Rights Offering were $2.108 million, including the $1.061 million standby commitment fee paid to Glencore, and reduced the gross proceeds recorded as share capital. The closing of the Rights Offering triggered customary anti-dilution provisions for outstanding warrants, share options, and unissued restricted share units.

Other Financings
During the year ended January 31, 2014 we issued no shares (prior year period – 185,000) upon exercise of options for proceeds of $nil (prior year period - $148,000).

During the year ended January 31, 2014, we also issued 140,123 shares (prior year period – 87,174) as partial payment for options to purchase land.

Escrowed Securities
As at January 31, 2014, we had the following outstanding securities held in escrow:

	Number of Securities
Designation of Class	held in Escrow	Percentage of Class
Common shares (1)	371,854	0.01%
Common shares (2)	618,529	0.02%

(1)	Common shares held by Andersen & Butterworth, P.A. and were issued in connection with purchase of the Wetland Credit Intangible.

(2)	Common shares held by Farris, Vaughan, Wills & Murphy LLP and were issued as restricted shares to U.S. employees.

(c)             Research and Development, Patents and Licenses, Etc.

We are engaged in the exploration and development of mineral properties. See Item 5(a) and 5(b) above for a discussion of the expenditures incurred in connection with our business activities.

We hold a royalty-free license to use the PLATSOL technology originally developed for our NorthMet deposit by International PGM Technologies to recover precious metals from a hydrometallurgical circuit. Separately, we have filed for patents related to copper concentrate enrichment technology that we have developed. PLATSOL and the copper concentrate enrichment technology will not be used in Phase I of the project development but we do plan to use them in Phase II upgrading of the nickel-PGM concentrate.

(d)             Trend Information

There are no major trends anticipated to have a material effect on our financial condition and results of operations in the near future.

(e)             Off-Balance Sheet Arrangements

None.

(f)             Tabular Disclosure of Contractual Obligations

The following table lists as at January 31, 2014 information with respect to our known contractual obligations:

		Less than	1 – 3	4 – 5	After 5
Contractual Obligations (in 000’s)	Total	1 year	years	years	years
Accounts payable and accrued liabilities	$3,806	$3,806	$-	$-	$-
Long-term debt	5,110	-	5,110	-	-
Convertible debt	33,019	33,019	-	-	-
Environmental rehabilitation provision	60,448	1,504	28,070	917	29,957
Firm Commitments	3,300	2,506	594	168	32
Total	$105,683	$40,835	$33,774	$1,085	$29,989

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

(ii)    Impairment of non-financial assets

The carrying amounts of our non-financial assets, including mineral property, plant and equipment, and wetland credit intangible are reviewed at each reporting date or when events or changes in circumstances occur that indicate the asset may not be recoverable to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated at the greater of its value in use and its fair value less costs of disposal. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is recognized if the carrying amount of an asset exceeds its estimated recoverable amount. An impairment loss previously recorded is reversed if there has been a change in the estimates used to determine the recoverable amount resulting in an increase in the estimated service potential of an asset.

For its mineral property interest the Company considers both external and internal sources of information in assessing whether there are any indications of impairment. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mineral property interests. Internal sources of information the Company considers include indications of economic performance of the asset. No impairment loss for its mineral property interests was recorded for the year ended January 31, 2014 or 2013.

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

The following is a list of the names and ages of our directors and senior management:

Name	Age	Position
W. Ian L. Forrest	75	Chairman, Independent Director
Jonathan Cherry	44	Director, President, and Chief Executive Officer
David Dreisinger	56	Independent Director
Alan R. Hodnik	54	Independent Director
William Murray	65	Director
Stephen Rowland	52	Independent Director
Michael M. Sill	52	Independent Director
Frank L. Sims	63	Independent Director
Douglas J. Newby	55	Chief Financial Officer
Joseph Scipioni	60	Chief Operating Officer
Bradley Moore	53	Executive Vice President, Environmental & Governmental Affairs
Ryan Vogt	36	Corporate Controller
Stephanie Hunter	43	Corporate Secretary

W. Ian L. Forrest has served as a member of our board of directors since October 2003, as our Co-Chair since January 2011 and our Chairman since July 2012. Mr. Forrest previously served as Chairman of our board until February 2008. He also serves as the Chair on our business development and risk management committee and also serves on our audit, compensation, capital finance and nominating and corporate governance committees. Having played an important role in our revival in 2003, he was appointed Chairman in May 2004. Mr. Forrest is a member of the Institute of Chartered Accountants of Scotland and continues to practice as a public accountant in Geneva, Switzerland. Mr. Forrest has more than 30 years of experience with public companies in the resource sector. His experience encompasses the areas of promotion, financing, exploration, production and company management. He has also participated in several notable projects including Gulfstream's North Dome gas discovery, Qatar, Reunion Mining's Scorpion zinc, Namibia, which was subsequently developed by Anglo American, and Ocean Diamond Mining, which pioneered the independent diamond dredging industry off the west coast of southern Africa. He also served as a director of Tanager Energy Inc. (formerly MGold Resources Inc.) until October, 2011 and Belmore Resources (Holdings) plc until July, 2011 when it was acquired by Lundin Mining Ltd. He currently serves on the boards of Georex SA and Poros SAS. Mr. Forrest was a director of Viatrade plc, which was put into receivership in August 2009. Mr. Forrest currently resides in Vaud, Switzerland.

Jonathan Cherry has served as our President and Chief Executive Officer and as a member of our board of directors since July 2012. He also serves as the Chair on both our safety, health and environmental and capital finance committees and also serves on our technical steering committee. Prior to July 2012, Mr. Cherry’s career spanned more than 20 years with Rio Tinto where he worked in a number of positions, including general manager, where he was responsible for permitting and the initial development of the Eagle Mine in Michigan’s Upper Peninsula. His last position was Vice President with Rio Tinto, responsible for strategic direction in environmental permitting and compliance, legal matters and external relations related to mine development of the Resolution copper project in Arizona. Mr. Cherry is a licensed Professional Engineer. Mr. Cherry currently resides in Minnesota, United States.

Dr. David Dreisinger has served as a member of our board of directors since October 2003. He serves on our safety, health and environmental, audit, technical steering and on our nominating and corporate governance committees. Since 1988, Dr. Dreisinger has been a member of the faculty at the University of British Columbia in the Department of Materials Engineering and is currently Professor and Chairholder of the Industrial Research and Chair in Hydrometallurgy. He has published over 200 papers and has been extensively involved as a process consultant in industrial research programs with metallurgical companies. Dr. Dreisinger has participated in 16 U.S. patents for work in areas such as pressure leaching, ion exchange removal of impurities from process solutions, use of thiosulfate as an alternative to cyanide in gold leaching, and leach-electrolysis treatment of copper recovery from sulfide ores, and the Sepon Copper Process for copper recovery from sulfidic-clayey ores. Dr. Dreisinger serves as a director of Search Minerals, Inc. and as Vice President – Metallurgy for each of Baja Mining Corp, Clifton Star Resources and South American Silver Corp. Dr. Dreisinger currently resides in British Columbia, Canada.

Alan R. Hodnik has served as a member of our board of directors since March 2011. He also serves as the chair of our compensation committee and also serves on our safety, health and environmental, business development and risk management and our nominating and corporate governance committees. Mr. Hodnik was named President of ALLETE, Inc. in May 2009, CEO in May 2010, and Chairman of that company in May 2011. Since joining ALLETE in 1982, Mr. Hodnik has served as Vice President-Generation Operations, Senior Vice President of Minnesota Power Operations, and Chief Operating Officer. As Chief Operating Officer, he led BNI Coal Mining, Superior Water Light & Power (SWLP) and transmission, distribution, generation, customer service and engineering for all aspects of Minnesota Power. Mr. Hodnik also serves on the Edison Electric Institute (EEI) Board of Directors. Mr. Hodnik was elected and served as Mayor of the City of Aurora, Minnesota from 1987-1998. The cities of Aurora and Hoyt Lakes co-host our PolyMet Erie Mine site location. He is a member of the board of Essentia Health-East Region and the Area Partnership for Economic Expansion (APEX). Mr. Hodnik currently resides in Minnesota, United States.

William Murray served as our Executive Chairman from February 2008 to December 2010 and has served as a member of our board of directors since March 2003. He previously served as our President and Chief Executive Officer from March 2003 until February 2008. He also serves as the chair of our technical steering committee and also serves on our business development and risk management committee. Mr. Murray is an engineer in the mining industry with more than 35 years of experience in construction management, project evaluation in North America and Africa. From April 1993 to 2003, Mr. Murray provided consulting services to the mining industry as a principal of Optimum Project Services Ltd. Prior to that, Mr. Murray was employed by Fluor Daniel, a large U.S. Engineering & Construction contractor, as the Director of New Business from October 1989 to April 1993. From September 1981 to May 1986, Mr. Murray was a Director of Project Services at Denison Mines where he was part of the core team than built the $1.2 billion Quintette Coal project. From September 1970 to August 1981, Mr. Murray held a number of positions at Anglo American Corp in South Africa, principally in the Gold Division. Mr. Murray is also a director of Aura Minerals, Inc., and Prospero Silver Corp. Mr. Murray currently resides in British Columbia, Canada.

Stephen Rowland has served as a member of our board of directors since October 2008. He also serves on our nominating and corporate governance committees. Mr. Rowland has been an executive with Glencore, a diversified natural resources company, since 1988. Mr. Rowland has held various positions with responsibility for international trading in metals and minerals in London, Switzerland, and the United States. Prior to joining Glencore, Mr. Rowland started his career in 1985 with Cargill, Inc. in Minneapolis. Mr. Rowland currently resides in Connecticut, United States.

Michael M. Sill has served as a member of our board of directors since March 2011. He also serves as the chair of our audit committee and also serves on our capital finance and safety, health and environmental committees. Mr. Sill has served as President and CEO of Road Machinery & Supplies Co. since 1994, having joined the company in 1988. Road Machinery is a distributor of construction, mining and forestry equipment. Educated at Dartmouth College and J.L. Kellogg Graduate School of Management, Mr. Sill started his career as a financial analyst and commercial lending officer with The Northern Trust Company. He has served on the boards of the Associated Equipment Distributors, Associated General Contractors of Minnesota, the Twin Cities Regional Board of US Bank, and Dunwoody College of Technology. Mr. Sill currently resides in Minnesota, United States.

Frank L. Sims has served as a member of our board of directors since February 2008 and as our Co-Chair from January 2011 to July 2012. He also serves as the chair of our nominating and corporate governance committee and also serves on both our compensation and capital finance committees. Mr. Sims has held a series of progressively senior positions with Cargill, Incorporated between 1972 and his retirement in December 2007. Most recently he served as Corporate Vice President. Minnesota-headquartered Cargill is an international provider of food, agricultural and risk management products and services. Mr. Sims currently serves on the board of Piper Jaffray Companies and South Jersey Industries. Mr. Sims has previously served on the board of Tennant Company, as Vice-Chair of the U.S. Marine Transportation System National Advisory Council, was a Chairman of the board of the North American Export Grain Association, and as Chairman of the Federal Reserve Bank of Minneapolis. Mr. Sims currently resides in Georgia, United States.

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

Joseph Scipioni has served as our Chief Operating Officer since March 2007. Prior to July 2012, Mr. Scipioni also served as our President and Chief Executive Officer and as a member of our board of directors since February 2008 and as General Manager of our Minnesota operations since July 2006. Prior to June 2006, Mr. Scipioni's career spanned more than 30 years with United States Steel Corporation where he worked in a number of progressively senior positions in operations. His last position was Plant Manager at the Keewatin Taconite plant in Minnesota. Mr. Scipioni is an active advisor to the University of Minnesota Natural Resources Research Institute based in Duluth, Minnesota, is an officer of the Minnesota Section of the Society of Mining, Metallurgy and Exploration (SME), and serves as an executive officer of Mining Minnesota. Mr. Scipioni currently resides in Minnesota, United States.

Bradley Moore has served as our Executive Vice President, Environmental & Government Affairs since January 2011. Mr. Moore has nearly 30 years experience in government and regulatory positions. He served as Commissioner of the Minnesota Pollution Control Agency from 2006 to 2008, and as Assistant Commissioner for Operations of the Minnesota Department of Natural Resources (MDNR) from January 1999 to August 2006. Prior to that, he worked in leadership and policy analyst positions with the MDNR and the Minnesota Department of Public Service (now the Department of Commerce). In December 2008, Mr. Moore joined Barr Engineering as Senior Advisor, Public and Governmental Affairs where he advised several companies on environmental strategy. Mr. Moore currently resides in Minnesota, United States.

Ryan Vogt has served as our Corporate Controller since July 2012. Mr. Vogt has over 13 years of experience with accounting, financial reporting, and internal controls. From April 2004 to April 2012, he was an assistant controller at World Data Products, Inc. and from April 2012 to present he has been with the Company. Prior to April 2004, Mr. Vogt was a financial statement auditor at KPMG LLP. Mr. Vogt is a Certified Public Accountant. Mr. Vogt currently resides in Minnesota, United States.

Stephanie Hunter has served as our Manager, Corporate Operations since April 2004 and as our Corporate Secretary since November 2012. Mrs. Hunter has over 20 years of legal experience with public companies and over 10 years within the mining sector. From January 1999 to March 2004, she was a senior legal administrator and corporate law clerk at Stikeman Elliott LLP and from April 2004 to present she has been with the Company. Prior to January 1999, Mrs. Hunter was a Corporate Records Clerk at Holmes Greenslade LLP. Mrs. Hunter has extensive experience in administration of public companies, statutory and regulatory compliance requirements and maintenance of company records. Mrs. Hunter currently resides in Ontario, Canada.

B.              Statement of Executive Compensation

The following table sets forth the compensation paid to our Named Executive Officers for the fiscal year ended January 31, 2014:

Named Executive Officer	Salaries Commissions and Bonuses	Options / Restricted Share Units	Pension, Retirement and Similar Benefits(1)	Total Compensation
Jonathan Cherry, President and Chief Executive Officer	$459,600	$612,000	$15,300	$1,086,900
Douglas Newby, Chief Financial Officer	$292,800	$238,600	$7,500	$538,900
Joseph Scipioni, Chief Operating Officer	$200,000	$23,300	$12,000	$235,300
Bradley Moore, Executive Vice President, Environmental & Governmental Affairs	$216,200	$174,200	$11,100	$401,500

(1) Balances represent Company contributions under 401k pension plans.

During the fiscal year ended January 31, 2014, we had four Named Executive Officers (“NEOs”) (for the purposes of applicable securities legislation), namely:

(a)	Jonathan Cherry, President and Chief Executive Officer;

(b)	Douglas Newby, Chief Financial Officer;

(c)	Joseph Scipioni, Chief Operating Officer; and

(d)	Bradley Moore, Executive Vice President, Environmental & Governmental Affairs.

Other than the arrangements noted in the table below, during the fiscal year ended January 31, 2014, no compensation was paid or is payable by us to the directors of the Company, other than the Named Executive Officers (the “Other Directors”), or our subsidiaries, if any, for their services in their capacity as directors, including any amounts payable for committee participation or special assignments;

Director	Director’s Fees	Options/Restricted Share Units	Total Compensation
W. Ian L. Forrest David Dreisinger Alan R. Hodnik William Murray Stephen Rowland Michael M. Sill Frank L. Sims	$ 50,000 40,000 40,000 40,000 40,000 40,000 40,000	440,000 116,000 116,000 116,000 171,400 116,000 116,000	$ 490,000 156,000 156,000 156,000 211,400 156,000 156,000

During the quarter ended January 31, 2012, we sold a used drill for $3.680 million. A company controlled by one of our Directors, Michael M. Sill, received a commission of $0.200 million related to this sale.

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

Other than the President and Chief Executive Officer, none of our other directors has a service contract with us providing for benefits upon termination of his employment.

Our Audit Committee consists of Michael M. Sill (Chair), W. Ian L. Forrest, Frank L. Sims, and Dr. David Dreisinger, all of whom are independent directors. Mr. Forrest meets the criteria of an “Audit Committee Financial Expert” under the applicable rules and regulations of the SEC and such designation has been ratified by the Board of Directors. The Audit Committee oversees our auditing procedures, receives and accepts the reports of our independent certified public accountants, oversees our internal systems of accounting and management controls, and makes recommendations to the Board of Directors as to the selection and appointment of our auditors.

Our Compensation Committee consists of Alan R. Hodnik (Chair), W. Ian L. Forrest and Frank L. Sims. The function of the Compensation Committee is to administer the 2007 PolyMet Omnibus Share Compensation Plan and to have authority over the salaries, bonuses, and other compensation arrangements of our executive officers.

Our Nominating and Corporate Governance Committee consists of Frank L. Sims (Chair), W. Ian L. Forrest, Alan R. Hodnik, Stephen Rowland and David Dreisinger. The committee (1) identifies individuals qualified to become members of the Board, (2) selects, or recommends to the Board, the director nominees for the next annual shareholders meeting, (3) selects candidates to fill any vacancies on the Board, and (4) develops and recommends to the Board a set of corporate governance principles applicable to PolyMet.

D.              Employees

As at January 31, 2014 we had 24 full-time employees, with 1 located in our Toronto office, 15 located in our Hoyt Lakes office, and 8 located in our St. Paul office. None of our employees are covered by a collective bargaining agreement. We believe that our relations with our employees are good.

As at January 31, 2014, we had 2 consultants working out of our Minnesota offices.

E.              Share Ownership

See Item 7(A) for shareholdings of persons listed in Item 6(B).

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.              Officers, Directors and Major Shareholders

The following table sets forth certain information that has been provided to us regarding the beneficial ownership of our common shares as of April 21, 2014 by those known to our management to be (i) the beneficial owner of more than 5% of our outstanding common shares, (ii) our directors, (iii) our current officers identified under Item 6(A), and (iv) all officers and directors as a group.

Name and Address of	Amount and Nature of	Percent of
Beneficial Owner (1)	Beneficial Ownership (2)	Common Shares (3)
William Murray (4)	3,995,464	1.44%
W. Ian L. Forrest (5)	3,629,500	1.31%
Jonathan Cherry (6)	2,832,240	1.02%
Frank Sims (7)	2,455,595	*
David Dreisinger (8)	2,314,450	*
Douglas J. Newby (9)	1,798,286	*
Joseph Scipioni (10)	1,115,500	*
Michael M. Sill (11)	1,030,201	*
Stephen Rowland (12)	900,000	*
Alan R. Hodnik (13)	850,500	*
Bradley Moore (14)	580,794	*
Ryan Vogt (15)	305,774	*
Stephanie Hunter (16)	185,000	*

Total directors and officers as a group (17)	21,993,304	7.65%

* Less than 1.00%

5% or more shareholders:
Glencore (18)	110,112,039	35.86%
Baarermattstrasse 3
CH-6341 Baar
Switzerland

(1)	The address of each person, unless otherwise noted, is c/o PolyMet Mining Corp., 100 King Street West, Suite 5700, Toronto, Ontario M5X 1C7.

(2)

The number of shares beneficially owned by each person or group includes common shares that such person or group had the right to acquire on or within 60 days after that date, including, but not limited to, upon the exercise of options and vesting and release of restricted stock units. To our knowledge, except as otherwise indicated in the footnotes to this table and subject to applicable community property laws, each shareholder named in the table has the sole power to vote or direct the voting of (voting power) and the sole power to sell or otherwise direct the disposition of (dispositive power) the shares set forth opposite such shareholder’s name.

(3)

For each person and group included in the table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group as described above by the sum of the 275,650,392 common shares outstanding on April 21, 2014 and the number of common shares that such person or group had the right to acquire on or within 60 days of that date, including, but not limited to, upon the exercise of options and upon vesting and payment of restricted stock units.

(4)

Includes 1,164,700 common shares directly owned by Mr. Murray and 1,430,764 common shares held in the name of Group 4 Ventures of which he is the sole shareholder, 300,000 common shares issuable upon exercise of options at an exercise price of CDN$1.1793 per share set to expire on September 19, 2015, 450,000 common shares issuable upon exercise of options at an exercise price of CDN$2.3932 per share set to expire on March 20, 2016, 200,000 common shares issuable upon exercise of options at an exercise price of $0.7110 per share set to expire on February 17, 2019, 150,000 common shares issuable upon exercise of options at an exercise price of $0.8237 per share set to expire July 11, 2022 and 300,000 common shares issuable upon exercise of options at an exercise price of $0.9520 per share set to expire December 16, 2023. In addition, Mr. Murray has the right, upon certain milestones, to receive 70,016 common shares issuable under Restricted Share Units for which he currently has neither voting nor dispositive rights.

(5)

Includes 2,217,000 common shares owned in the name of Micor Trading SA of which Mr. Forrest is a director and has voting and dispositive control, 562,500 common shares owned in the name of Panares Resources Inc. of which he is a director and has voting and dispositive control, 150,000 common shares issuable upon exercise of options at an exercise price of CDN$1.1793 per share set to expire on September 19, 2015, 250,000 common shares issuable upon exercise of options at an exercise price of CDN$2.3932 per share set to expire on March 20, 2016, 150,000 common shares issuable upon exercise of options at an exercise price of $0.7110 per share set to expire on February 17, 2019 and 300,000 common shares issuable upon exercise of options at an exercise price of $0.9520 per share set to expire December 16, 2023. In addition, Mr. Forrest has the right, upon certain milestones, to receive 29,792 common shares issuable under Restricted Share Units for which he currently has neither voting nor dispositive rights.

(6)

Includes 466,544 common shares directly owned by Mr. Cherry, 137,029 restricted common shares for which he has voting power but does not currently have dispositive control, 1,666,667 common shares issuable upon exercise of options at an exercise price of $0.7613 per share set to expire on June 21, 2022 and 562,000 common shares issuable upon exercise of options at an exercise price of $0.9800 set to expire January 17, 2014. In addition, Mr. Cherry holds currently un-exercisable options to acquire 833,333 common shares at an exercise price of $0.7613 per share set to expire on June 21, 2022 and has the right, upon certain milestones, to receive 195,750 common shares issuable under Restricted Share Units for which he currently has neither voting nor dispositive rights.

(7)

Includes 1,305,595 common shares directly owned by Mr. Sims, 200,000 common shares issuable upon exercise of options at an exercise price of $2.3585 per share set to expire on February 15, 2018, 200,000 common shares issuable upon exercise of options at an exercise price of $0.7110 per share set to expire on February 17, 2019, 250,000 common shares issuable upon exercise of options at an exercise price of $1.7689 per share set to expire on March 10, 2021, 200,000 common shares issuable upon exercise of options at an exercise price of $1.0318 per share set to expire on March 8, 2022 and 300,000 common shares issuable upon exercise of options at an exercise price of $0.9520 per share set to expire December 16, 2023. In addition, Mr. Sims currently holds un-exercisable options to acquire 200,000 common shares at an exercise price of $2.3585 per share set to expire on February 15, 2018 and has the right, upon certain milestones, to receive 29,792 common shares issuable under Restricted Share Units for which he currently has neither voting nor dispositive rights.

(8)

Includes 1,314,450 common shares directly owned by Dr. Dreisinger, 150,000 common shares issuable upon exercise of options at an exercise price of CDN$1.1793 per share set to expire on September 19, 2015, 250,000 common shares issuable upon exercise of options at an exercise price of CDN$2.3932 per share set to expire on March 20, 2016, 150,000 common shares issuable upon exercise of options at an exercise price of $0.7110 per share set to expire on February 17, 2019, 150,000 common shares issuable upon exercise of options at an exercise price of $0.92 per share set to expire on January 7, 2023 and 300,000 common shares issuable upon exercise of options at an exercise price of $0.9520 per share set to expire December 16, 2023. Mr. Dreisinger has the right, upon certain milestones, to receive 29,792 common shares issuable under Restricted Share Units for which he currently has neither voting nor dispositive rights.

(9)

Includes 247,500 common shares held in the name of Proteus Capital Corp. of which Mr. Newby is the President and controlling shareholder, 141,786 common shares directly owned by Mr. Newby, 80,000 restricted common shares for which he has voting power but does not currently have dispositive control, 100,000 common shares issuable upon exercise of options at an exercise price of CDN$0.9972 per share set to expire on December 5, 2015, 500,000 common shares issuable upon exercise of options at an exercise price of CDN$2.5753 per share set to expire on March 20, 2016, 200,000 common shares issuable upon exercise of options at an exercise price of $1.0318 per share set to expire on March 8, 2022, 100,000 common shares issuable upon exercise of options at an exercise price of $0.7977 per share set to expire on January 7, 2023 and 219,000 common shares issuable upon exercise of options at an exercise price of $0.9800 set to expire January 17, 2014 in Mr. Newby’s name; and 210,000 common shares issuable upon exercise of options at an exercise price of CDN$1.1793 per share set to expire on September 19, 2015 held in the name of Proteus Capital Corp. In addition, Mr. Newby has the right, upon certain milestones, to receive 156,339 common shares issuable under Restricted Share Units for which he currently has neither voting nor dispositive rights.

(10)

Includes 370,500 common shares directly owned by Mr. Scipioni, 45,000 restricted common shares for which he has voting power but does not currently have dispositive control, 200,000 common shares issuable upon exercise of options at an exercise price of CDN$2.5753 per share set to expire on June 19, 2016, 300,000 common shares issuable upon exercise of options at an exercise price of CDN$2.8614 per share set to expire on January 5, 2017, and 200,000 common shares issuable upon exercise of options at an exercise price of $0.7110 per share set to expire on February 17, 2019. In addition, Mr. Scipioni holds currently un-exercisable options to acquire 250,000 common shares at an exercise price of $2.5319 per share set to expire on March 12, 2017 and 100,000 common shares at an exercise price of $2.3585 per share set to expire on February 15, 2018. In addition, Mr. Scipioni has the right, upon certain milestones, to receive 23,810 common shares issuable under Restricted Share Units for which he currently has neither voting nor dispositive rights.

(11)

Includes 251,500 common shares directly owned by Mr. Sill, 6,201 common shares held in the name of Matthew Sill, 22,500 common shares held in the name of Michael R. Sill Family Trust, of which Mr. Sill is a trustee, 250,000 common shares issuable upon exercise of options by Mr. Sill at an exercise price of USD $1.7689 per share set to expire on March 10, 2021, 200,000 common shares issuable upon exercise of options at an exercise price of $1.0318 per share set to expire on March 8, 2022 and 300,000 common shares issuable upon exercise of options at an exercise price of $0.9520 per share set to expire December 16, 2023. In addition, Mr. Sill has the right, upon certain milestones, to receive 29,792 common shares issuable under Restricted Share Units for which he currently has neither voting nor dispositive rights.

(12)

Includes 150,000 common shares directly owned by Mr. Rowland, 250,000 common shares issuable upon exercise of options by Mr. Rowland at an exercise price of $1.0318 per share set to expire on March 8, 2022, 300,000 common shares issuable upon exercise of options at an exercise price of $0.9520 per share set to expire December 16, 2023 and 200,000 common shares issuable upon exercise of options at an exercise price of $0.9300 per share set to expire January 9, 2024. In addition, Mr. Rowland has the right, upon certain milestones, to receive 29,792 common shares issuable under Restricted Share Units for which he currently has neither voting nor dispositive rights.

(13)

Includes 100,500 common shares directly owned by Mr. Hodnik, 250,000 common shares issuable upon exercise of options by Mr. Hodnik at an exercise price of USD $1.7689 per share set to expire on March 10, 2021, 200,000 common shares issuable upon exercise of options at an exercise price of $1.0318 per share set to expire on March 8, 2022 and 300,000 common shares issuable upon exercise of options at an exercise price of $0.9520 per share set to expire December 16, 2023. In addition, Mr. Hodnik has the right, upon certain milestones, to receive 29,792 common shares issuable under Restricted Share Units for which he currently has neither voting nor dispositive rights.

(14)

Includes 90,794 common shares directly owned by Mr. Moore, 30,000 restricted common shares for which he has voting power but does not currently have dispositive control, 200,000 common shares issuable upon exercise of options at an exercise price of $1.8816 per share set to expire on January 25, 2021, 100,000 common shares issuable upon exercise of options at an exercise price of $1.0318 per share set to expire on March 8, 2022 and 160,000 common shares issuable upon exercise of options at an exercise price of $0.9800 per share set to expire January 17, 2024. In addition, Mr. Moore holds currently un-exercisable options to acquire 100,000 common shares at an exercise price of $1.8816 per share set to expire on January 25, 2021 and has the right, upon certain milestones, to receive 55,720 common shares issuable under Restricted Share Units for which he currently has neither voting nor dispositive rights.

(15)

Includes 63,274 common shares directly owned by Mr. Vogt, 7,500 restricted common shares for which he has voting power but does not currently have dispositive control, 100,000 common shares issuable upon exercise of options at an exercise price of $1.0058 per share set to expire on April 2, 2022, 50,000 common shares issuable upon exercise of options at an exercise price of $0.8671 per share set to expire on July 25, 2022 and 85,000 common shares issuable upon exercise of options at an exercise price of $0.9800 set to expire January 17, 2024. In addition, Mr. Vogt has the right, upon certain milestones, to receive 29,762 common shares issuable under Restricted Share Units for which he currently has neither voting nor dispositive rights.

(16)

Includes 5,000 common shares directly owned by Mrs. Hunter, 80,000 common shares issuable upon exercise of options by Ms. Hunter at an exercise price of $1.1793 per share set to expire on September 19, 2015, 50,000 common shares issuable upon exercise of options at an exercise price of CAD$2.3932 per share set to expire on March 20, 2016, and 50,000 common shares issuable upon exercise of options at an exercise price of $0.7110 per share set to expire on January 30, 2019. In addition, Mrs. Hunter has the right, upon certain milestones, to receive 34,263 common shares issuable under Restricted Share Units for which she currently has neither voting nor dispositive rights.

(17)

Includes 9,911,108 common shares owned, 11,782,667 common shares issuable upon exercise of options, and 299,529 restricted common shares for which the holder has voting power but does not currently have dispositive control. Does not include 681,732 common shares issuable under Restricted Share Units for which the holder currently has neither voting nor dispositive rights nor currently un-exercisable options to acquire 1,483,333 common shares.

(18)

Includes 78,724,821 common shares owned, $25 million initial principal debentures exchangeable into 24,929,217 of our common shares (including interest capitalized as at March 31, 2014) and warrants to acquire 6,458,001 of our common shares at $1.3007 per share.

Our shareholder who beneficially owns more than 5% of our common shares outstanding do not have voting rights different from any other shareholders of common shares.

As at April 21, 2014, there were 338 holders of record of our common shares of which 264 were U.S. residents owning 23.8% of our outstanding common shares.

B.              Related Party Transactions

We conducted transactions with senior management, directors and persons or companies related to these individuals, and paid or accrued amounts as follows:

	Year ended January 31,
(in $000’s)	2014	2013	2012

Salaries and other short-term benefits	$1,718	$1,468	$950
Other long-term benefits	60	54	32
Termination benefits	-	279	-
Share-based payments (1)	2,366	2,102	738
Commission on sale of used drill	-	-	200
	$4,144	$3,903	$1,920

(1) Share-based payment represents the fair value determined at grant date to be expensed over the vesting period. There are agreements with key employees that contain severance provisions for termination without cause or in the event of a take-over bid. Other than the President and Chief Executive Officer, none of PolyMet’s other directors has a service contract with the Company providing for benefits upon termination of his employment.

During the year ended January 31, 2012, we sold a used drill rig for $3.680 million. A company controlled by one of our directors, Michael M. Sill, received a commission of $0.200 million related to this sale.

As a result of Glencore’s ownership of 28.6% of the Company it is also a related party. Transactions with Glencore are described in Item 5(b) above.

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

ITEM 8. FINANCIAL INFORMATION

A.              Consolidated Statements and Other Financial Information

See Item 18.

Legal Proceedings and Regulatory Actions

To the knowledge of Company’s management, there are no material legal proceedings or regulatory actions outstanding to which the Company is a party, or to which any of its property is subject to during the financial year ended January 31, 2014, and no such proceedings or regulatory actions are known to the Company to be threatened or pending, as of the date hereof.

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

B.              Significant Changes

On April 25, 2014 PolyMet and Glencore extended the term of the Series A-D debentures and the expiration date of the associated Exchange Warrants to the earlier of the Early Maturity Event (as previously defined) or September 30, 2015. All other terms of both the debentures and the warrants described in Note 8 are unchanged. See further discussion of Glencore Financings in section 5(b).

ITEM 9. THE OFFER AND LISTING

A.              The Offer and Listing Details

The following table outlines the annual high and low market prices for the five most recent fiscal years:

Fiscal Year Ended	TSX		NYSE MKT
	High	Low	High	Low
	(CDN$)	(CDN$)	(US$)	(US$)
January 31, 2014	1.34	0.69	1.28	0.67
January 31, 2013	1.37	0.73	1.37	0.70
January 31, 2012	2.61	1.00	2.65	0.97
January 31, 2011	3.56	1.33	3.38	1.26
January 31, 2010	3.89	0.72	3.79	0.57

The following table outlines the high and low market prices for each fiscal financial quarter for the two most recent fiscal periods:

Fiscal Quarter Ended	TSX		NYSE MKT
	High	Low	High	Low
	(CDN$)	(CDN$)	(US$)	(US$)
January 31, 2014	1.34	0.77	1.28	0.74
October 31, 2013	0.91	0.69	0.88	0.67
July 31, 2013	1.21	0.74	1.19	0.68
April 30, 2013	1.27	1.02	1.25	0.99
January 31, 2013	1.12	0.85	1.13	0.87
October 31, 2012	1.20	0.99	1.20	1.00
July 31, 2012	1.14	0.73	1.14	0.70
April 30, 2012	1.37	1.01	1.37	1.01

The following table outlines the high and low market prices for the periods indicated:

Month Ended	TSX			NYSE MKT
	High	Low	Total Volume	High	Low	Total Volume
	(CDN$)	(CDN$)	(#)	(US$)	(US$)	(#)
April 1 – 21, 2014	1.55	1.46	396,100	1.41	1.33	4,347,000
March 31, 2014	1.66	1.26	1,341,800	1.50	1.14	14,285,100
February 28, 2014	1.32	1.05	751,400	1.20	1.00	7,334,700
January 31, 2014	1.19	0.95	481,200	1.08	0.88	6,305,000
December 31, 2013	1.26	0.90	1,351,100	1.19	0.85	8,544,700
November 30, 2013	1.34	0.79	2,077,200	1.28	0.74	11,807,100
October 31, 2013	0.84	0.69	944,100	0.83	0.67	5,751,100
September 30, 2013	0.88	0.80	410,100	0.85	0.77	3,329,800
August 31, 2013	0.91	0.77	624,200	0.88	0.75	4,719,300
July 31, 2013	0.90	0.72	2,845,300	0.86	0.68	9,772,000
June 30, 2013	1.11	0.71	2,073,600	1.07	0.70	6,696,800
May 31, 2013	1.20	1.04	660,500	1.19	1.01	4,117,900
April 30, 2013	1.21	1.02	274,400	1.20	1.01	2,843,900
March 31, 2013	1.26	1.16	601,100	1.23	1.13	2,699,100
February 28, 2013	1.27	1.07	1,058,600	1.25	1.07	4,623,800

B.              Plan of Distribution

Not applicable.

C.              Markets

On April 13, 1984, our common shares commenced trading on what is now the TSX Venture Exchange under the symbol "POM.” On February 1, 2007, our common shares graduated to trading on the TSX under the symbol “POM”. In August 2000, our common shares began trading on the OTCBB under the symbol “POMGF.” On June 26, 2006, our common shares commenced trading on what is now the NYSE MKT under the symbol “PLM.”

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

  Acquisition of the mine site lease, see Item 4(D)(c)(i) for a complete description.
  Acquisition of the Erie Plant and associated infrastructure acquired in the Asset Purchase Agreements I and II, see Item 4(D)(c)(ii) for a complete description.
  Share purchase agreement entered into with Glencore, see Item 5(B) for a complete description.

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

Certain Canadian Federal Income Tax Consequences
The following summary reflects our opinion of the material Canadian federal income tax considerations generally applicable to holders of our common shares who are residents of the United States, have never been a resident of Canada, deal at arm’s length with us, hold their common shares as capital property, and who will not use or hold the common shares in carrying on business in Canada. Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in Canada and elsewhere.

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

Dividends on Common Shares
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

Disposition of Common Shares
A non-resident of Canada is generally not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of a class that is listed on a prescribed stock exchange unless the share represents “taxable Canadian property” to the holder thereof. Our common shares will be taxable Canadian property to a non-resident holder if, at any time during the period of five years immediately preceding the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arm’s length, or the non-resident holder and persons with whom he/she did not deal at arm’s length owned 25% or more of our issued shares of any class or series. In the case of a non-resident holder to whom our shares represent taxable Canadian property and who is resident of the United States, no Canadian tax will be payable on a capital gain realized on such shares by reason of the Tax Convention unless the value of such shares is derived principally from real property situated in Canada or the non-resident holder previously held the shares while resident in Canada. We believe that the value of our common shares is not derived from real property situated inside Canada.

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

Certain United States Federal Income Tax Consequences
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

Distributions on Common Shares
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

Disposition of Common Shares
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

Passive Foreign Investment Company
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

Foreign Tax Credits
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

Additional Tax on Passive Income
For tax years beginning after December 31, 2012, certain individuals, estates and trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on “net investment income” including, among other things, dividends and net gain from dispositions of property (other than property held in a trade or business). U.S. Holders should consult with their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of Common Shares.

Information Reporting; Backup Withholding Tax
Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, recently enacted legislation generally imposes new U.S. return disclosure obligations (and related penalties) on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of $50,000. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their Common Shares are held in an account at a domestic financial institution. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns under these rules, including the requirement to file an IRS Form 8938.

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
  Gordon Zurowski, P. Eng., of AGP Mining Consultants Inc.;
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

I. Subsidiary Information

Not Applicable

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Currency Risk
The Company incurs expenditures in Canada and in the United States. The functional and reporting currency of the Company and its subsidiary is the US dollar. Foreign exchange risk arises because the amount of Canadian dollar cash and cash equivalents, amounts receivable, or accounts payables and accrued liabilities will vary in US dollar terms due to changes in exchange rates.

As the majority of the Company’s expenditures are in US dollars, the Company has kept a significant portion of its cash and cash equivalents in US dollars. The Company has not hedged its exposure to currency fluctuations.

Based on net exposures as at January 31, 2014, a 10% change in the Canadian / United States exchange rate would have impacted the Company’s loss by approximately $8,100.

Interest Rate Risk
Interest rate risk arises from interest paid on floating rate debt and interest received on cash and short-term deposits. The Company has not hedged any of its interest rate risk. The Company currently capitalizes the majority of interest charges, and therefore the risk exposure is primarily on cash interest payable and net earnings in relation to the subsequent depreciation of capitalized interest charges.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13. DEFAULT, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHT OF SECURITY HOLDERS AND USE OF PROCEEDS

Shareholder Rights Plan

The Shareholder Rights Plan is designed to ensure that all shareholders receive equal treatment and to maximize shareholder values in the event of a take-over bid or other acquisition that could lead to a change in control of the Company. It is not intended to deter take-over bids. The Shareholder Rights Plan is intended to provide time for shareholders to properly assess any take-over bid and to provide non-abstaining members of the Board of Directors with sufficient time to explore and develop alternatives for maximizing shareholder value, including, if considered appropriate, identifying and locating other potential bidders.

Effective December 4, 2003, the Company adopted the Shareholder Rights Plan (“Rights Plan”), which was approved by the Company’s shareholders on May 28, 2004, modified and further ratified and reconfirmed by the Company’s shareholders most recently on July 9, 2013. Under the Rights Plan, the Company has issued one right for no consideration in respect of each outstanding common share held by the shareholder of the Company on December 4, 2003. All common shares subsequently issued by the Company during the term of the Rights Plan will have one right represented for each common share held by the shareholder of the Company. The Rights Plan expires if not reapproved at every third annual shareholder meeting.

The Rights issued under the Rights Plan become exercisable only if a party acquires 20% or more of the Company's common shares without complying with the Rights Plan or without the approval of non-abstaining Board of Directors. Each Right entitles the registered holder to purchase one common share of the Company at the price of CDN$43.06 per share, subject to adjustment which was triggered upon close of the Rights Offering (the “Exercise Price”). However, if a Flip-in Event (as defined in the Rights Plan) occurs, each Right would then entitle the registered holder to purchase that number of common shares having a market value at the date of the Flip-in Event equal to twice the Exercise Price upon payment of the Exercise Price.

The Amended and Restated Shareholder Rights Plan is included as Exhibit 4.3.

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

Management has assessed the effectiveness of our internal control over financial reporting as at January 31, 2014. In making its assessment, management has used the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to evaluate our internal control over financial reporting.

Based on its assessment, management has concluded that, as at January 31, 2014, our internal control over financial reporting is effective.

C. Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company's internal control over financial reporting as of January 31, 2014, has been audited by PricewaterhouseCoopers LLP, independent auditors, as stated in their report which appears herein.

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

The Code of Ethics is included as Exhibit 11.1.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following outlines the expenditures for accounting fees billed and paid for the last two fiscal periods ended:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
January 31, 2014	CDN $185,000	CDN $85,500	CDN $22,300	CDN $Nil
January 31, 2013	CDN $249,000	CDN $98,400	CDN $18,000	CDN $Nil

"Audit Fees" are the aggregate fees billed by PricewaterhouseCoopers LLP for the audit of the Company's consolidated annual financial statements.

"Audit-Related Fees" are fees billed by PricewaterhouseCoopers LLP for services reasonably related to the performance of the audit or interim review and services associated with registration statements and prospectuses.

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

ITEM 16H. MINE SAFETY DISCLOSURE

PolyMet is required to report certain mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and that required information is included in Exhibit 16.1.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

Our financial statements are stated in United States dollars ($) and are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

POLYMET MINING CORP.

CONSOLIDATED FINANCIAL STATEMENTS

As at January 31, 2014 and 2013
And for the years ended January 31, 2014, 2013, and 2012

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

Management has assessed the effectiveness of the Company’s internal control over financial reporting as at January 31, 2014. In making its assessment, management has used the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to evaluate the Company’s internal control over financial reporting. Based on this assessment, management has concluded that the Company’s internal control over financial reporting was effective as at that date.

The effectiveness of the Company’s internal control over financial reporting as at January 31, 2014 has been audited by PricewaterhouseCoopers LLP, our independent auditors, as stated in their report, which appears herein.

/S/ Jonathan Cherry	/S/ Douglas Newby

Jonathan Cherry	Douglas Newby
President and Chief Executive Officer	Chief Financial Officer

April 25, 2014

Independent Auditor’s Report

To the Shareholders of PolyMet Mining Corp.

We have completed integrated audits of PolyMet Mining Corp.’s 2014, 2013 and 2012 consolidated financial statements and its internal control over financial reporting as at January 31, 2014. Our opinions, based on our audits are presented below.

Report on the consolidated financial statements
We have audited the accompanying consolidated financial statements of PolyMet Mining Corp., which comprise the consolidated balance sheets as at January 31, 2014 and 2013 and the consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended January 31, 2014, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

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

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of PolyMet Mining Corp. as at January 31, 2014 and 2013 and its financial performance and its cash flows for each of the years in the three-year period ended January 31, 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on internal control over financial reporting
We have also audited PolyMet Mining Corp.’s internal control over financial reporting as at January 31, 2014 based on criteria established in Internal Control - Integrated Framework (1992), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

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

Opinion
In our opinion, PolyMet Mining Corp. maintained, in all material respects, effective internal control over financial reporting as at January 31, 2014, based on criteria established in Internal Control - Integrated Framework (1992) issued by COSO.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia

PolyMet Mining Corp.
(a development stage company)
Consolidated Balance Sheets
All figures in Thousands of U.S. Dollars

	January 31,	January 31,
	2014	2013
ASSETS

Current
Cash and cash equivalents	$32,790	$8,088
Amounts receivable	1,420	830
Investment	-	17
Prepaid expenses	1,195	771
	35,405	9,706
Non-Current
Mineral Property, Plant and Equipment (Notes 3 and 4)	246,028	220,429
Wetland Credit Intangible (Note 5)	6,092	5,992
Total Assets	$287,525	$236,127

LIABILITIES

Current
Accounts payable and accrued liabilities	$3,806	$5,269
Convertible debt (Note 9)	31,967	-
Environmental rehabilitation provision (Note 6)	1,504	1,808
	37,277	7,077
Non-Current
Long term debt (Note 7)	4,276	3,950
Convertible debt (Note 9)	-	30,508
Environmental rehabilitation provision (Note 6)	49,640	51,680

Total Liabilities	91,193	93,215

SHAREHOLDERS’ EQUITY

Share Capital (Note 10)	240,330	181,215
Share Premium (Notes 8 and 10)	3,007	3,007
Equity Reserves	49,543	47,106
Deficit	(96,548)	(88,416)

Total Shareholders’ Equity	196,332	142,912

Total Liabilities and Shareholders’ Equity	$287,525	$236,127

Nature of Business and Liquidity (Note 1)
Commitments and Contingencies (Notes 3, 5, 6, 7, 8, 9, 10, and 15)
Subsequent Events (Note 17)

ON BEHALF OF THE BOARD OF DIRECTORS:

/S/ Jonathan Cherry	, Director	/S/ William Murray	, Director

- See Accompanying Notes –

PolyMet Mining Corp.
(a development stage company)
Consolidated Statements of Loss and Comprehensive Loss
All figures in Thousands of U.S. Dollars, except per share amounts

	For the years ended January 31,
	2014	2013	2012
General and Administrative
Salaries and benefits	$1,379	$1,394	$664
Share-based compensation (Note 10)	1,697	2,255	625
Director fees and expenses	293	290	248
Consulting fees	28	81	31
Professional fees	398	374	740
Filing and regulatory fees	81	281	99
Shareholder, investor, and public relations	2,075	571	385
Travel	295	305	226
Rent and other office expenses	225	180	171
Insurance	157	139	149
Amortization	26	38	31
	6,654	5,908	3,369

Other Expenses (Income)
Finance costs (Note 11)	1,465	821	351
Loss (gain) on foreign exchange	18	(44)	104
Gain on asset held for sale (Note 4)	-	-	(72)
Loss on sale of investment	48	-	-
Rental income	(53)	(59)	(50)
	1,478	718	333

Loss for the year before tax	8,132	6,626	3,702
Income tax recovery	-	-	(657)
Loss for the year	8,132	6,626	3,045

Other Comprehensive Loss
Components of other comprehensive income that are reclassified to profit or loss:
Unrealized loss (gain) on investment	(7)	13	36
Reclassification adjustment on sale of investment	(48)	-	-
Total Comprehensive Loss for the year	$8,077	$6,639	$3,081

Basic and Diluted Loss per Share	$(0.04)	$(0.04)	$(0.02)

Weighted Average Number of Shares	236,303,304	178,949,306	160,358,498

- See Accompanying Notes -

PolyMet Mining Corp.
(a developmentstagecompany)
ConsolidatedStatements of Changesin Shareholders’ Equity
All figures in Thousands of U.S. Dollars, except for Shares

	Share Capital (authorized = unlimited)			Equity Reserves
		Paid-in		Warrants and	Accumulated	Total		Total
	Issued	Share	Share	Share-based	Other	Equity		Shareholders'
	Shares	Capital	Premium	Payments	Comp Loss	Reserves	Deficit	Equity
Balance - February 1, 2011	154,825,791	$142,373	$875	$37,920	$(6)	$37,914	$(78,745)	$102,417
Loss and comprehensive loss for the period	-	-	-	-	(36)	(36)	(3,045)	(3,081)
Equity offering and issuance costs (Note 9 & 10)	13,333,333	15,162	4,667	-	-	-	-	19,829
Equity offering and issuance costs (Note 9 & 10)	5,000,000	9,103	875	-	-	-	-	9,978
Exercise of options	1,185,000	902	-	-	-	-	-	902
Fair value transfer on exercised options	-	663	-	(663)	-	(663)	-	-
Restricted shares held in trust	259,000	-	-	-	-	-	-	-
Land purchase options	135,000	231	-	-	-	-	-	231
Refinancing of convertible debt	-	-	(4,285)	4,285	-	4,285	-	-
Issuance of convertible debt warrants	-	-	-	550	-	550	-	550
Income tax recovery on warrant expiration	-	-	-	(657)	-	(657)	-	(657)
Share-based compensation	-	-	-	962	-	962	-	962
Bonus Share cost amortization	-	-	-	1,235	-	1,235	-	1,235
Balance - January 31, 2012	174,738,124	$168,434	$2,132	$43,632	$(42)	$43,590	$(81,790)	$132,366
Loss and comprehensive loss for the period	-	-	-	-	(13)	(13)	(6,626)	(6,639)
Equity offering and issuance costs (Note 9 & 10)	5,000,000	9,107	875	-	-	-	-	9,982
Exercise of options (Note 10)	185,000	148	-	-	-	-	-	148
Fair value transfer on exercised options (Note 10)	-	62	-	(62)	-	(62)	-	-
Purchase of wetland credit intangibles (Note 5)	2,788,902	3,375	-	525	-	525	-	3,900
Restricted shares held in trust (Note 10)	450,882	-	-	-	-	-	-	-
Land purchase options	87,174	89	-	-	-	-	-	89
Share option modification (Note 10)	-	-	-	795	-	795	-	795
Share-based compensation (Note 10)	-	-	-	1,884	-	1,884	-	1,884
Bonus Share cost amortization (Note 10)	-	-	-	387	-	387	-	387
Balance - January 31, 2013	183,250,082	$181,215	$3,007	$47,161	$(55)	$47,106	$(88,416)	$142,912
Loss and comprehensive loss for the period	-	-	-	-	55	55	(8,132)	(8,077)
Rights offering and issuance costs (Note 9 & 10)	91,636,202	58,372	-	-	-	-	-	58,372
Land purchase options	140,123	125	-	-	-	-	-	125
Fair value transfer on restricted share vesting (Note 10)	-	80	-	(80)	-	(80)	-	-
Share-based compensation (Note 10)	548,985	538	-	1,773	-	1,773	-	2,311
Bonus Share cost amortization (Note 10)	-	-	-	689	-	689	-	689
Balance - January 31, 2014	275,575,392	$240,330	$3,007	$49,543	$-	$49,543	$(96,548)	$196,332

- See Accompanying Notes -

PolyMet Mining Corp.
(a development stage company)
Consolidated Statements of Cash Flows
All figures in Thousands of U.S. Dollars

	For the years ended January 31,
	2014	2013	2012
Operating Activities
Loss for the year	$(8,132)	$(6,626)	$(3,045)
Items not involving cash
Amortization	26	38	31
Accretion of environmental rehabilitation provision (Note 6)	1,521	792	350
Share-based compensation (Note 10)	1,697	2,255	625
Income tax recovery	-	-	(657)
Unrealized foreign exchange loss	10	-	-
Loss on sale of investment	48	-	-
Gain on asset held for sale (Note 4)	-	-	(72)
Changes in non-cash working capital
Amounts receivable	(590)	(390)	(122)
Prepaid expenses	(424)	163	(298)
Accounts payable and accrued liabilities	(2,190)	2,652	233
Net cash used in operating activities	(8,034)	(1,116)	(2,955)

Financing Activities
Proceeds from share issuance, net of costs (Note 10)	58,372	10,130	30,709
Debenture funding (Note 7 & 8)	20,000	-	4,000
Debenture repayment (Note 7 & 8)	(20,000)	-	(8,500)
Net cash provided by financing activities	58,372	10,130	26,209

Investing Activities
Purchase of property, plant and equipment (Note 4)	(25,224)	(16,312)	(19,629)
Capitalized interest and fees paid (Note 8)	(100)	-	-
Purchase of Wetland Credit Intangible (Note 5)	-	(2,092)	-
Proceeds from sale of investment	24	-	-
Proceeds from sale of asset held for sale (Note 4)	-	-	3,492
Net cash used in investing activities	(25,626)	(18,404)	(16,137)

Net Increase (Decrease) in Cash and Cash Equivalents	24,712	(9,390)	7,117
Effect of foreign exchange on Cash and Cash Equivalents	(10)	-	-
Cash and Cash Equivalents - Beginning of year	8,088	17,478	10,361
Cash and Cash Equivalents - End of year	$32,790	$8,088	$17,478

Supplemental Disclosure with Respect to Statement of Cash Flows (Note 12)

- See Accompanying Notes -

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
As at January 31, 2014 and 2013 and for the years ended January 31, 2014, 2013, and 2012
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

On September 25, 2006, the Company received the results of a Definitive Feasibility Study prepared by Bateman Engineering Pty Ltd and NorthMet moved from the exploration stage to the development stage. An updated Technical Report under NI 43-101 was filed in January 2013.

The corporate address and records office of the Company are located at 100 King Street West, Suite 5700, Toronto, Ontario, Canada M5X 1C7, and 700 West Georgia, 25th Floor, Vancouver, British Columbia, Canada, V7Y 1B3, respectively. The executive office of Poly Met Mining, Inc. (“PolyMet US”), the Company’s wholly-owned subsidiary, is located at 444 Cedar Street, Suite 2060, St. Paul, Minnesota, United States of America, 55101.

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they become due and arises through the excess of financial obligations over available financial assets due at any point in time. As at January 31, 2014, PolyMet had cash of $32.790 million and working capital deficiency of $1.872 million. The working capital deficiency relates to the $31.967 million convertible debenture due to Glencore AG, a wholly owned subsidiary of Glencore Xstrata plc (together “Glencore”) becoming a current liability on the basis it was to mature on September 30, 2014. Subsequent to year-end, PolyMet and Glencore agreed on April 25, 2014 to extend the maturity date of the convertible debenture to the earlier of the Early Maturity Event (as defined in Note 9) or September 30, 2015 (see Note 17).

2.	Summary of Significant Accounting Policies

a) Statement of Compliance

The consolidated financial statements of PolyMet Mining Corp. have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The financial statements were approved by the Board of Directors on April 25, 2014.

b) Basis of Consolidation and Presentation

The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets classified as available-for-sale. All dollar amounts presented are in United States (“US”) dollars unless otherwise specified.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. Inter-company balances and transactions have been eliminated on consolidation.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
As at January 31, 2014 and 2013 and for the years ended January 31, 2014, 2013, and 2012
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

Critical accounting estimates and judgments used in the preparation of these consolidated financial statements are as follows:

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

(ii) Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets, including mineral property, plant and equipment, and wetland credit intangible are reviewed at each reporting date or when events or changes in circumstances occur that indicate the asset may not be recoverable to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated at the greater of its value in use and its fair value less costs of disposal. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is recognized if the carrying amount of an asset exceeds its estimated recoverable amount. An impairment loss previously recorded is reversed if there has been a change in the estimates used to determine the recoverable amount resulting in an increase in the estimated service potential of an asset.

For its mineral property interest the Company considers both external and internal sources of information in assessing whether there are any indications of impairment. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mineral property interests. Internal sources of information the Company considers include indications of economic performance of the asset. No impairment loss for its mineral property interest was recorded for the year ended January 31, 2014 or 2013.

The carrying value of mineral property, plant, and equipment, and wetland credit intangible at the balance sheet date is disclosed in Note 4 and Note 5, respectively.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
As at January 31, 2014 and 2013 and for the years ended January 31, 2014, 2013, and 2012
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

2.	Summary of Significant Accounting Policies - Continued

c) Critical Accounting Estimates and Judgments - Continued

(iii) Provision for Environmental Rehabilitation Costs

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

The Company’s provision for environmental rehabilitation cost obligations represents management’s best estimate of the present value of the future cash outflows required to settle the liability. See additional discussion in Note 6.

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
As at January 31, 2014 and 2013 and for the years ended January 31, 2014, 2013, and 2012
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

2.	Summary of Significant Accounting Policies - Continued

e) Cash and Cash Equivalents

The Company considers cash and cash equivalents to include amounts held in banks and highly liquid investments with maturities at point of purchase of three months or less.

f) Financial Assets

All financial assets are initially recorded at fair value and designated upon inception as one of the following four categories: held to maturity, available for sale, loans and receivables or at fair value through profit or loss (“FVTPL”). Financial assets classified as FVTPL are measured at fair value with unrealized gains and losses recognized through profit and loss. Financial assets classified as loans and receivables and held to maturity are measured at amortized cost using the effective interest method less any allowance for impairment. The effective interest method is a method of calculating the amortized cost of a financial asset and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset, or, where appropriate, a shorter period. Financial assets classified as available for sale are measured at fair value with unrealized gains and losses recognized in other comprehensive loss except when there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive loss shall be reclassified from equity to profit or loss as a reclassification adjustment. Transactions costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset. See additional discussion in Note 16.

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
As at January 31, 2014 and 2013 and for the years ended January 31, 2014, 2013, and 2012
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

2.	Summary of Significant Accounting Policies - Continued

g) Mineral Property, Plant and Equipment- Continued

Plant and Equipment

Plant and equipment are recorded at historical cost less accumulated depreciation and if applicable, accumulated impairment losses. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of a replaced part is derecognized. All other repairs and maintenance are charged to the statement of loss and comprehensive loss during the period in which they are incurred. Plant and equipment is depreciated over the estimated life of the related assets calculated on a unit of production or straight-line basis, as appropriate.

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

h)    Wetland Credit Intangible

Wetland Credit Intangible costs and related acquisition costs are capitalized until the wetland credits are used, sold, or abandoned. Wetland credits are used through offset with wetlands disturbed during construction and operation of NorthMet. As such, costs are amortized on a unit of production basis over the estimated proven and probable mineral reserves not to exceed the assets’ useful lives. See additional discussion in Note 5.

i)    Financial Liabilities

All financial liabilities are initially recorded at fair value and designated upon inception as FVTPL or other financial liabilities. Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs. After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability. Financial liabilities classified as FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as FVTPL. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Transaction costs on financial liabilities classified as FVTPL are expensed as incurred. At the end of each reporting period subsequent to initial recognition, financial liabilities at FVTPL are measured at fair value, with changes in fair value recognized directly in profit or loss in the period in which they arise. The net gain or loss recognized in profit or loss excludes any interest paid on the financial liabilities. See additional discussion in Note 16.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
As at January 31, 2014 and 2013 and for the years ended January 31, 2014, 2013, and 2012
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

k) Share-Based Compensation

All share-based compensation awards made to directors, employees and non-employees are measured and recognized using a fair value based method. For directors and employees, or those providing services similar to employees, the fair value of options is determined using the Black- Scholes option pricing model, and is amortised straight-line over the vesting period. Awards issued to non-employees are recognized based on the fair value of the goods or services received and recognized over the vesting period. The fair value of the bonus shares, restricted shares, and restricted share units is calculated using the intrinsic value of the shares at issuance, and is amortised straight-line over the vesting period.

The fair value of the award is accrued and charged either to operations or mineral property plant and equipment, with the offsetting credit to warrants and share-based payment reserve, on a graded method over the vesting period. If and when share options are ultimately exercised or bonus shares, restricted shares, and restricted share units vest, the applicable amounts from the warrants and share-based payment reserve are transferred to share capital.

Certain awards vest upon achievement of a specified performance condition. On a quarterly basis, management assesses the probability of achieving those performance conditions using the best available information, and estimates the appropriate vesting period.

When the Company amends the terms of share options, the incremental change in the fair value of the options due to the amendment, as determined using the Black-Scholes option pricing model, is recognized over the vesting period in the statement of loss or capitalized as appropriate.

l) Share Purchase Warrants

The Company issues share purchase warrants in connection with certain equity transactions. The fair value of the warrants, as determined using the Black-Scholes option pricing model or fair value of goods or services received, is credited to the warrants and share-based payment reserve. The recorded value of share purchase warrants is transferred to share capital upon exercise.

m) Loss Per Share

Loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Basic and diluted loss per share for each year presented are the same as the effect of potential issuances of shares under warrant or share option agreements would, in total, be anti-dilutive.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
As at January 31, 2014 and 2013 and for the years ended January 31, 2014, 2013, and 2012
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

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences not eligible for offset. Deferred tax assets are generally recognized for all deductible temporary differences, loss carry forwards and tax credit carry forwards to the extent that it is probable that taxable profits will be available against which they can be utilized. To the extent that the Company does not consider it to be probable that taxable profits will be available against which deductible temporary differences, loss carry forwards, and tax credit carry forwards can be utilized, a deferred tax asset is not recognized.

Deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

o) Adoption of New or Amended IFRS

On February 1, 2013, the Company adopted the following new or amended accounting standards that were previously issued by the IASB, which did not have a significant impact on the Company’s consolidated financial statements.

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
As at January 31, 2014 and 2013 and for the years ended January 31, 2014, 2013, and 2012
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

2.	Summary of Significant Accounting Policies - Continued

o) Adoption of New or Amended IFRS - Continued

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

IFRIC 20 – Stripping Costs in the Production Phase of a Surface Mine

IFRIC 20 addresses accounting issues regarding waste removal costs incurred in surface mining activities during the production phase of a mine, referred to as production stripping costs. The new interpretation addresses the classification and measurement of production stripping costs as either inventory or as a tangible or intangible non-current ‘stripping activity asset’. The standard also provides guidance for the depreciation or amortization and impairment of such assets. IFRIC 20 is effective for reporting years beginning on or after January 1, 2013, although earlier application is permitted.

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
As at January 31, 2014 and 2013 and for the years ended January 31, 2014, 2013, and 2012
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

2.	Summary of Significant Accounting Policies - Continued

p) Future Accounting Changes

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

IFRS 9 – Financial Instruments - Classification and Measurement

The IASB has suspended the originally planned effective date of January 1, 2015 for IFRS 9. The IASB issued IFRS 9 as the first step in its project to replace IAS 39: Financial Instruments – recognition and measurement. The Company will commence assessing the impact of this new standard upon the announcement of its new effective date.

IFRIC 21 – Levies

IFRIC 21 is an interpretation of IAS 37 and addresses the accounting for an obligation to pay a levy that is not an income tax. The Company is currently assessing the impact of adopting IFRIC 21 on its consolidated financial statements, including the applicability of early adoption.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
As at January 31, 2014 and 2013 and for the years ended January 31, 2014, 2013, and 2012
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

3.	Mineral Property Agreements

NorthMet, Minnesota, U.S.A.

Pursuant to an agreement dated January 4, 1989, subsequently amended and assigned, the Company leases certain property in St. Louis County, Minnesota from RGGS Land & Minerals Ltd., L.P. The initial term of the renewable lease was 20 years and called for total lease payments of $1.475 million. The Company can, at its option, terminate the lease at any time by giving written notice to the lessor not less than 90 days prior to the effective termination date or can indefinitely extend the 20-year term by continuing to make $150,000 annual lease payments on each successive anniversary date. All lease payments have been paid or accrued to January 31, 2014. The next payment is due in January 2015.

The lease payments are considered advance royalty payments and shall be deducted from future production royalties payable to the lessor, which range from 3% to 5% based on the net smelter return received by the Company. The Company’s recovery of $2.225 million in advance royalty payments is subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year.

Pursuant to an agreement effective December 1, 2008, the Company leases certain property in St. Louis County, Minnesota from LMC Minerals. The initial term of the renewable lease is 20 years and calls for minimum annual lease payments of $3,000 for the first four years after which the minimum annual lease payment increases to $30,000. The initial term may be extended for up to four additional five-year periods on the same terms. All lease payments have been paid or accrued to January 31, 2014. The next payment is due in November 2014.

The lease payments are considered advance royalty payments and will be deducted from future production royalties payable to the lessor, which range from 3% to 5% based on the net smelter return that we receive. The Company’s recovery of $0.069 million in advance royalty payments is subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year.

Pursuant to the leases, PolyMet holds mineral rights and the right to mine upon receiving the required permits. PolyMet has proposed to acquire surface rights through a land exchange with the United States Forest Service (Note 7).

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
As at January 31, 2014 and 2013 and for the years ended January 31, 2014, 2013, and 2012
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

4.	Mineral Property, Plant and Equipment

Details of Mineral Property, Plant, and Equipment are as follows:

		Other fixed
Net Book Value	NorthMet	assets	Total
Balance at February 1, 2012	$170,430	$259	$170,689
Additions	19,438	27	19,465
Changes to environmental rehabilitation
provision (Note 6)	30,425	-	30,425
Amortization	-	(150)	(150)
Balance at January 31, 2013	$220,293	$136	$220,429
Additions	27,937	38	27,975
Changes to environmental rehabilitation
provision (Note 6)	(2,350)	-	(2,350)
Amortization	-	(26)	(26)
Balance at January 31, 2014	$245,880	$148	$246,028

	January 31,	January 31,
NorthMet	2014	2013

Mineral property acquisition and interest costs	$46,334	$44,514
Mine plan and development	38,065	35,688
Environmental	61,866	46,198
Consulting and wages	34,630	29,132
Environmental rehabilitation (Note 6)	49,000	51,350
Site activities	15,036	12,462
Mine equipment	949	949

Total	$245,880	$220,293

Erie Plant, Minnesota, U.S.A.

In October 2003, the Company entered into an option with Cliffs Natural Resources Inc. (“Cliffs”) to purchase 100% ownership of large parts of the former LTV Steel Mining Company ore processing plant in northeastern Minnesota (the “Erie Plant”). The Company paid $0.500 million in cash and issued 1,000,000 common shares (at fair value of $0.229 million) for this option, which it exercised on November 15, 2005 under the Asset Purchase Agreement with Cliffs (“Cliffs I”).

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

The cost of acquisition of the Erie Plant and associated infrastructure was $18.9 million in cash and 9,200,547 shares at a fair market value of $13.953 million.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
As at January 31, 2014 and 2013 and for the years ended January 31, 2014, 2013, and 2012
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

4.	Mineral Property, Plant and Equipment - Continued

The Company assumed certain ongoing site-related environmental and reclamation obligations as a result of the above purchases (Note 6). These environmental and reclamation obligations are presently contracted under the terms of the purchase agreements with Cliffs. Once the Company obtains its permit to mine and Cliffs is released from its obligations by the State Agencies, the Company’s obligations will be direct with the governing bodies.

During the year ended January 31, 2014, the Company capitalized 100% of borrowing costs on long- term (Note 7), convertible debt (Note 9), and other debentures (Note 8) in the amount of $2.111 million (January 31, 2013 - $1.768 million) as part of the cost of NorthMet assets.

As NorthMet assets are not in use or capable of operating in a manner intended by management, no amortization of these assets has been recorded to January 31, 2014.

At April 30, 2010, certain equipment was classified as assets held for sale. During the year ended January 31, 2012 the assets were sold for cash of $3.492 million resulting in a gain of $0.072 million.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
As at January 31, 2014 and 2013 and for the years ended January 31, 2014, 2013, and 2012
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

5.	Wetland Credit Intangible

Details of Wetland Credit Intangibles are as follows:

	January 31,	January 31,
	2014	2013
Wetland Credit Intangible – Exercised options	$1,579	$1,579
Wetland Credit Intangible – Unexercised options	4,513	4,413
	$6,092	$5,992

On March 9, 2012 the Company acquired a secured interest in land (“AG Land”) owned by AG for Waterfowl, LLP ("AG") that is permitted for restoration to wetland. AG was subsequently acquired by Environmental Investment Partners (“EIP”) and the Company consented to the assignment of the agreement to EIP on September 7, 2012. EIP will restore the wetlands and, upon completion, wetland credits are to be issued by the proper governmental authorities. The Company plans to use the wetland credits to offset wetlands disturbed during construction and operation of NorthMet. The Company holds a first mortgage on the AG Land, which will be proportionately released as wetland credits are transferred to the Company. The Company has the option to exercise five separate phases of wetland credit development. Any option not exercised by February 28, 2017 will expire and the remaining mortgage, if any, will be released. As at January 31, 2014, the Company had exercised the option on phase 1.

The Company paid initial consideration of $2.0 million cash and issued 2,788,902 of the Company’s common shares valued at $3.375 million (of which 371,854 held in escrow pending completion of construction of the first phase) and a warrant to purchase 1,083,333 of the Company’s common shares at $1.50 per share at any time until December 31, 2015 as consideration for a $5.9 million mortgage to secure performance by EIP. Since the Company expects to exercise each of the remaining options prior to expiration, the total consideration was allocated to each phase. The exercise price of the exchange warrants and the number of warrants are subject to conventional anti-dilution provisions. Effective July 5, 2013, the Company increased the number of common shares issuable to 1,249,315 and reduced the exercise price to $1.3007, to reflect the dilutive effect of the 91.6 million common shares that were issued at $0.66 per share in connection with the Rights Offering (the “Rights Offering”) (Note 10).

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

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
As at January 31, 2014 and 2013 and for the years ended January 31, 2014, 2013, and 2012
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

6.	Environmental Rehabilitation Provision

Details of Environmental Rehabilitation Provision are as follows:

	Year ended	Year ended
	January 31,	January 31,
	2014	2013
Environmental Rehabilitation Provision – beginning of year	$53,488	$22,836
Change in estimated liability	2,430	31,845
Liabilities discharged	(1,515)	(565)
Accretion expense	1,521	792
Change in risk-free interest rate	(4,780)	(1,420)
Environmental Rehabilitation Provision – end of year	51,144	53,488
Less current portion	(1,504)	(1,808)

Non-current portion	$49,640	$51,680

As part of the consideration for the Cliffs Purchase Agreements (Note 4), the Company indemnified Cliffs for the liability related to final reclamation and closure of the acquired property.

Federal, state and local laws and regulations concerning environmental protection affect the Company’s operations. Under current regulations, the Company is contracted to indemnify Cliff’s requirement to meet performance standards to minimize environmental impact from operations and to perform site restoration and other closure activities. Once the Company obtains its permit to mine the environmental and reclamation obligations will be direct with the governing bodies. The Company’s provisions for future site closure and reclamation costs are based upon existing reclamation requirements. It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments.

In April 2010, Cliffs entered into a consent decree with the Minnesota Pollution Control Agency (“MPCA”) relating to alleged violations on the Cliffs Erie Property. This consent decree required both short and long-term mitigation. Field study activities were completed in 2010 and 2011 and short-term mitigations were initiated in 2011 as outlined in the plans and approved by the MPCA. In April 2012, long-term mitigation plans were submitted to the MPCA for its review and approval. In October 2012, a response was received from the MPCA approving plans for pilot tests of various treatment options to determine the best course of action. Although there is substantial uncertainty related to applicable water quality standards, engineering scope, and responsibility for the financial liability, the October 2012 response from the MPCA and subsequent communication provides clarification to the potential liability for the long-term mitigation included in the Company’s environmental rehabilitation provision. This resulted in a $2.4 million increase to the provision during the year ended January 31, 2014 and a $31.8 million increase to the provision during the year ended January 31, 2013.

The Company’s best estimate of the environmental rehabilitation provision at January 31, 2014 was $51.1 million (January 31, 2013 - $53.5 million) based on estimated cash flows required to settle this obligation in present day costs of $27.3 million (January 31, 2013 - $24.5 million) for Cliffs I and $33.1 million (January 31, 2013 - $33.0 million) for Cliffs II, an annual inflation rate of 2.00% (January 31, 2013 – 2.00%) and a risk-free interest rate of 3.35% (January 31, 2013 – 2.79%). Payments are expected to occur over a period of approximately 34 years.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
As at January 31, 2014 and 2013 and for the years ended January 31, 2014, 2013, and 2012
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

7.	Long Term Debt

Details of Long Term Debt are as follows:

	Year ended	Year ended
	January 31,	January 31,
	2014	2013
Long Term Debt – beginning of year	$3,950	$3,672
Accretion and capitalized interest	326	278
Long Term Debt – end of year	4,276	3,950
Less current portion	-	-

Non-current portion	$4,276	$3,950

On June 30, 2011 the Company closed a $4.0 million loan from Iron Range Resources & Rehabilitation Board ("IRRRB"), a development agency created by the State of Minnesota to stabilize and enhance the economy of northeastern Minnesota. At the same time, the Company exercised its options to acquire two tracts of land as part of the proposed land exchange with the U.S. Forest Service (“USFS”). The loan is secured by the land acquired, carries a fixed interest rate of 5% per annum, compounded annually, and is repayable on the earlier of June 30, 2016 or the date which the related land is exchanged with the USFS (not expected to occur within 12 months from January 31, 2014). The Company has issued warrants giving the IRRRB the right to purchase 400,000 shares of its common shares at $2.50 per share at any time until the earlier of June 30, 2016, the date the land is exchanged with the USFS or an alternative date as determined between the parties as the due date of the loan (“IRRRB Warrants”). Effective July 5, 2013, the Company increased the number of common shares issuable to 461,286 and reduced the exercise price to $2.1678, to reflect the dilutive effect of the 91.6 million common shares that were issued at $0.66 per share in connection with the Rights Offering (Note 10). All long term debt borrowing costs were eligible for capitalization and 100% of these costs were capitalized during the year ended January 31, 2014.

Pursuant to Cliffs II (Note 4) the Company signed two notes payable to Cliffs totaling $14.0 million. The first note was paid in quarterly installments equal to $0.250 million with the first payment on December 31, 2006 for total repayment of $7.0 million with the balance due upon receipt of production financing. The second note was paid in quarterly installments equal to $0.250 million commencing on December 31, 2009 for total repayment of $7.0 million with the balance due on December 31, 2011. Both of these notes were repaid in full in December 2011.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
As at January 31, 2014 and 2013 and for the years ended January 31, 2014, 2013, and 2012
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

8.	Glencore Financing

Since October 31, 2008 the Company and Glencore have entered into a series of financing agreements and a marketing agreement whereby Glencore committed to purchase all of the Company’s production of concentrates, metal, or intermediate products on market terms at the time of delivery for at least the first five years of production. As part of the 2013 financing agreement, PolyMet and Glencore entered into a Corporate Governance Agreement whereby from January 1, 2014 as long as Glencore holds 10% or more of PolyMet's shares (on a fully diluted basis) Glencore shall have the right, but not obligation to designate at least one director and not more than the number of directors proportionate to Glencore's fully diluted ownership of PolyMet, rounded down to the nearest whole number, such number to not exceed 49% of the total board. PolyMet previously appointed a senior member of Glencore's technical team to PolyMet's Technical Steering Committee.

The financing agreements comprise $25.0 million initial principal Series A-D debentures in calendar 2008 drawn in four tranches (Note 9), $25.0 million placement of PolyMet common shares in calendar 2009 in two tranches, 30.0 million placement of PolyMet common shares in calendar 2010 in three tranches (the “2010 Agreement”), $20.0 million placement of PolyMet common shares in calendar 2011 in one tranche (the “2011 Agreement”), and $20.960 million purchase of PolyMet common shares in the Rights Offering (the “2013 Agreement”). As a result of the series of financing transactions and the purchase by Glencore of PolyMet common shares previously owned by Cliffs, Glencore's current ownership and ownership rights of PolyMet comprises:

•	78,724,821 shares representing 28.6% of PolyMet's issued shares;

•

$25.0 million initial principal floating rate secured debentures due September 30, 2014 (Note 9). Including capitalized and accrued interest as at January 31, 2014, these debentures are exchangeable at $1.2920 per share into 24,741,611 common shares of PolyMet upon PolyMet giving Glencore notice that it has received permits necessary to start construction of NorthMet and availability of senior construction finance in a form reasonably acceptable to Glencore or are repayable on September 30, 2014. Subsequent to January 31, 2014, the Company obtained an extension of the due date to the earlier of (i) PolyMet giving Glencore ten days’ notice that PolyMet has received permits necessary to start construction of NorthMet and availability of senior construction finance, in a form reasonably acceptable to Glencore (the "Early Maturity Event"), and (ii) September 30, 2015 (see Note 17). The exercise price of the exchange warrants and the number of warrants are subject to conventional anti-dilution provisions; and

•

Glencore holds warrants to purchase 6,458,001 million common shares at $1.3007 per share at any time until December 31, 2015, subject to mandatory exercise if the 20-day Value Weighted Average Price (“VWAP”) of PolyMet common shares is equal to or greater than 150% of the exercise price and PolyMet provides notice to Glencore that it has received permits necessary to start construction of NorthMet and availability of senior construction finance, in a form reasonably acceptable to Glencore. The exercise price of the purchase warrants and the number of warrants are subject to conventional anti-dilution provisions.

If Glencore were to exercise all of its rights and obligations under these agreements, it would own 109,924,433 common shares of PolyMet, representing 35.8% on a partially diluted basis, that is, if no other options or warrants were exercised or 33.5% on a fully diluted basis.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
As at January 31, 2014 and 2013 and for the years ended January 31, 2014, 2013, and 2012
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

8.	Glencore Financing - Continued

2011 Agreement
On November 30, 2011, PolyMet and Glencore entered into a definitive agreement to:

•

Sell in a private placement to Glencore, 13,333,333 common shares at $1.50 per share for gross proceeds of $20.0 million (before deducting offering expenses) and issue to Glencore warrants (the 2011 Warrants) to purchase 2,600,000 common shares of PolyMet at $1.50 per share at any time until December 31, 2015, subject to mandatory exercise if the 20-day VWAP of PolyMet shares is equal to or greater than 150% the exercise price and PolyMet provides notice to Glencore that it has received permits necessary to start construction of NorthMet and availability of senior construction finance, in a form reasonably acceptable to Glencore. Effective July 5, 2013, the Company increased the number of common shares issuable to 2,998,358 and reduced the exercise price to $1.3007, to reflect the dilutive effect of the 91.6 million common shares that were issued in connection with the Rights Offering (Note 10). Approximately $7.0 million of the proceeds from the sale of these shares was used to repay outstanding notes (including interest) to Cliffs Natural Resources Inc. (Note 7);

•

Extend the term of the $25.0 million initial principal debentures to the earlier of (i) PolyMet giving Glencore ten days’ notice that PolyMet has received permits necessary to start construction of NorthMet and availability of senior construction finance, in a form reasonably acceptable to Glencore (the "Early Maturity Event"), and (ii) September 30, 2014, on which date all principal and interest accrued to such date will be due and payable. Upon occurrence of the Early Maturity Event and at the Company’s option, the initial principal and capitalized interest would have been exchangeable into common shares of PolyMet at $1.50 per share. Effective July 5, 2013, the Company reduced the exchange price to $1.2920, to reflect the dilutive effect of the 91.6 million common shares that were issued at $0.66 per share in connection with the Rights Offering (Note 10). Glencore has the right to exchange some or all of the debentures at any time using the same conversion terms; and

•

Amend the terms of the warrants issued to Glencore in the 2010 Agreement to conform to the 2011 Warrants, giving Glencore the right to acquire 3,000,000 common shares of PolyMet at $1.50 per share at any time until December 31, 2015, subject to mandatory exercise if the 20-day VWAP of PolyMet shares is equal to or greater than 150% the exercise price and PolyMet provides notice to Glencore that it has received permits necessary to start construction of NorthMet and availability of senior construction finance, in a form reasonably acceptable to Glencore. Effective July 5, 2013, the Company increased the number of common shares issuable to 3,459,643 and reduced the exercise price to $1.3007, to reflect the dilutive effect of the 91.6 million common shares that were issued in connection with the Rights Offering (Note 10).

The transaction closed on December 6, 2011.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
As at January 31, 2014 and 2013 and for the years ended January 31, 2014, 2013, and 2012
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

8.	Glencore Financing - Continued

2013 Agreement

On April 10, 2013, the Company amended its previous financing arrangement and issued a new Tranche E debenture (“2013 Debenture”) with the principal amount of $20.0 million to Glencore and Glencore agreed to a Standby Purchase Agreement (“Standby”) related to a proposed $60.480 million Rights Offering by the Company (Note 10). Under the Standby, Glencore agreed to purchase any common shares offered under the Rights Offering that were not subscribed for by holders of the rights, subject to certain conditions and limitations. The 2013 Debenture carried a fixed interest rate of 4.721% per annum payable in cash monthly and matured on the earlier of (i) closing of the Rights Offering by the Company or (ii) May 1, 2014. The Company provided security by way of a guarantee and by the assets of the Company and its wholly-owned subsidiary. The sale of the 2013 Debenture was consummated on April 11, 2013. The Company accounted for the 2013 Debenture issued initially at fair value and subsequently at its amortized cost. Transaction costs for the financing were $0.103 million. The 2013 Debenture was repaid upon the closing of the Rights Offering on July 5, 2013. All debt borrowing costs were eligible for capitalization and 100% of these costs were capitalized during the year ended January 31, 2014.

Glencore purchased PolyMet common shares for $20.960 million in the Rights Offering (Note 10), which closed on July 5, 2013.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
As at January 31, 2014 and 2013 and for the years ended January 31, 2014, 2013, and 2012
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

9.	Convertible Debt

Details of Convertible Debt are as follows:

	Year ended	Year ended
	January 31,	January 31,
	2014	2013
Convertible Debt – beginning of year	$30,508	$29,018
Accretion and capitalized interest	1,459	1,490
Convertible Debt – end of year	31,967	30,508
Less current portion	31,967	-

Non-current portion	$-	$30,508

On October 31, 2008, the Company issued $25.0 million of Debentures to Glencore that bear interest at 12-month US dollar LIBOR plus 4%, compounded quarterly. Interest is payable in cash or by increasing the principal amount of the Debentures, at Glencore’s option. At January 31, 2014, $6.967 million (January 31, 2013 - $5.508 million) of interest had been added to the principal amount of the debt since inception. The Company has provided security on the Debentures covering all of the assets of PolyMet and PolyMet US, including a pledge of PolyMet’s 100% shareholding in PolyMet US. The due date of the Debentures is the earlier of (i) PolyMet giving Glencore ten days’ notice that PolyMet has received permits necessary to start construction of NorthMet and availability of senior construction finance, in a form reasonably acceptable to Glencore (the "Early Maturity Event"), and (ii) September 30, 2014, on which date all principal and interest accrued to such date will be due and payable. Subsequent to January 31, 2014, the Company obtained an extension of the due date to the earlier of (i) PolyMet giving Glencore ten days’ notice that PolyMet has received permits necessary to start construction of NorthMet and availability of senior construction finance, in a form reasonably acceptable to Glencore (the "Early Maturity Event"), and (ii) September 30, 2015 (see Note 17). Upon occurrence of the Early Maturity Event and at the Company’s option, the initial principal and capitalized interest would have been exchangeable into common shares of PolyMet at $1.50 per share. Effective July 5, 2013, the Company reduced the exchange price to $1.2920, to reflect the dilutive effect of the 91.6 million common shares that were issued at $0.66 per share in connection with the Rights Offering (Note 10). Glencore has the right to exchange some or all of the debentures at any time under the same conversion terms. All convertible debt borrowing costs were eligible for capitalization and 100% of these costs were capitalized during the year ended January 31, 2014.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
As at January 31, 2014 and 2013 and for the years ended January 31, 2014, 2013, and 2012
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

10.	Share Capital

	a)	Share Issuances for Cash

On July 15, 2011, the Company closed the second tranche of the 2010 Agreement with Glencore for 5,000,000 common shares at $2.00 per share for gross proceeds of $10.0 million (Note 8). For accounting purposes, the $0.875 million premium over the market price at the time of the arrangement was debited to share capital and credited to equity reserves. Transaction costs for the financing were $0.022 million.

On December 6, 2011, the Company closed the 2011 Agreement with Glencore for 13,333,333 commons shares at $1.50 per share for gross proceeds of $20.0 million (Note 8). Transaction costs for the financing were $0.171 million.

On October 15, 2012, the Company closed the third tranche of the 2010 Agreement with Glencore for 5,000,000 common shares at $2.00 per share for gross proceeds of $10.0 million (Note 8). For accounting purposes, the $0.875 million premium over the market price at the time of the arrangement was debited to share capital and credited to equity reserves. Transaction costs for the financing were $0.018 million.

On May 24, 2013, the Company filed the final prospectus for an offering of rights ("Rights") to holders of common shares of the Company to raise up to $60.480 million in gross proceeds. Every shareholder received one Right for each common share owned on June 4, 2013, the Record Date, and two Rights entitled the holder to acquire one new common share of the Company at $0.66 per share. The Rights expired on July 3, 2013.

Under the terms of a Standby Purchase Agreement, Glencore agreed to purchase any common shares not subscribed for by holders of Rights, subject to certain conditions and limitations guaranteeing a minimum of $53.0 million in gross proceeds. Because the Rights Offering was oversubscribed, Glencore did not purchase any shares under its standby commitment.

Upon the closing of the Rights Offering on July 5, 2013, the Company issued a total of 91,636,202 common shares for gross proceeds of $60.480 million. Expenses and fees relating to the Rights Offering were $2.108 million, including the $1.061 million standby commitment fee paid to Glencore, and reduced the gross proceeds recorded as share capital. The closing of the Rights Offering triggered customary anti-dilution provisions for outstanding warrants, share options, and unissued restricted share units.

During the year ended January 31, 2014 the Company issued no shares (January 31, 2013 – 185,000) pursuant to the exercise of share options for total proceeds of $nil (January 31, 2013 - $0.148 million).

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
As at January 31, 2014 and 2013 and for the years ended January 31, 2014, 2013, and 2012
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

10.	Share Capital - Continued

	b)	Share-Based Compensation

The Omnibus Share Compensation Plan (“Omnibus Plan”) was created to align the interests of the Company’s employees, directors, officers and consultants with those of shareholders. Effective May 25, 2007, the Company adopted the Omnibus Plan, which was approved by the Company’s shareholders’ on June 27, 2007, modified and further ratified and reconfirmed by the Company’s shareholders most recently on July 10, 2012. The Omnibus Plan restricts the award of share options, restricted shares, restricted share units, and other share-based awards to 10% of the common shares issued and outstanding on the grant date, excluding 2,500,000 common shares pursuant to an exemption approved by the Toronto Stock Exchange.

During the year ended January 31, 2014, the Company recorded $2.311 million for share-based compensation (January 31, 2013 - $2.679 million) with $1.697 million expensed to share-based compensation (January 31, 2013 - $2.255 million) and $0.614 million capitalized to mineral property, plant and equipment (January 31, 2013 - $0.424 million). The offsetting entries were to paid-in share capital and to warrants and share-based payment reserve. Total share-based compensation for the year includes $1.405 million for share options (January 31, 2013 - $1.644 million), $0.368 million for restricted shares and restricted share units (January 31, 2013 - $0.240 million), and $0.538 million for issuance of 548,985 unrestricted shares (January 31, 2013 - $nil). The prior year period included $0.795 million related to the three year term extension as a result of the option modification of 14,420,000 options outstanding at July 10, 2012.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
As at January 31, 2014 and 2013 and for the years ended January 31, 2014, 2013, and 2012
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

10.	Share Capital - Continued

	c)	Share Options

Details of share options are as follows:

	Year ended		Year ended
	January 31, 2014		January 31, 2013
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Options	Price (US$)	Options	Price (US$)
Outstanding – beginning of period	14,920,000	1.94	11,195,000	1.57
Granted	4,639,000	0.97	4,375,000	0.97
Exercised	-	-	(185,000)	1.12
Expired	(750,000)	2.60	(40,000)	0.94
Forfeited	(150,000)	2.75	-	-
Cancelled	-	-	(425,000)	2.73
Anti-dilution price adjustment	-	(0.26)	-	-
Outstanding – end of period	18,659,000	1.41	14,920,000	1.94

Effective July 5, 2013, the Company reduced the exercise price of all options that were outstanding prior to the Rights Offering, to reflect the dilutive effect of the 91.6 million common shares that were issued at $0.66 per share in connection with the Rights Offering. The adjustment did not impact the financial statements.

The fair value of share options granted was estimated at the date of grant using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

	Year ended	Year ended
	January 31, 2014	January 31, 2013
Risk-free interest rate	0.23% to 0.44%	0.27% to 0.50%
Expected dividend yield	Nil	Nil
Expected forfeiture rate	Nil	Nil
Expected volatility	76.04% to 90.43%	96.90% to 125.92%
Expected life in years	1.62 to 2.00	2.25 to 3.00
Weighted average fair value of each option	$0.28	$0.43

The expected volatility reflects the Company’s expectation that historical volatility over a period similar to the life of the option is indicative of future trends, which may or may not necessarily be the actual outcome.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
As at January 31, 2014 and 2013 and for the years ended January 31, 2014, 2013, and 2012
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

10.	Share Capital - Continued

	c)	Share Options - Continued

Details of share options outstanding as at January 31, 2014 are as follows:

			Number of
	Exercise Price	Exercise Price	options
Expiry Date	(US$) **	(CDN$) **	outstanding
September 19, 2015	1.0551	1.1793 *	1,190,000
October 24, 2015	0.9309	1.0405 *	200,000
December 5, 2015	0.8922	0.9972 *	125,000
March 20, 2016	2.1412	2.3932 *	1,950,000
April 1, 2016	1.0232		250,000
June 19, 2016	2.3041	2.5753 *	325,000
September 1, 2016	2.9635	3.3123 *	300,000
September 25, 2016	1.0000		750,000
January 5, 2017	2.5601	2.8614 *	525,000
February 13, 2017	2.5926		500,000
March 12, 2017	2.5319		250,000
March 23, 2017	2.5059		50,000
September 4, 2017	2.6013		360,000
December 12, 2017	2.6447		205,000
January 11, 2018	2.6273		70,000
January 31, 2018	2.4886		100,000
February 15, 2018	2.3585		500,000
June 2, 2018	3.3990		100,000
July 30, 2018	2.7921		175,000
January 30, 2019	0.7110		585,000
February 17, 2019	0.7110		910,000
October 15, 2019	2.3152		115,000
January 8, 2020	3.0695		60,000
January 25, 2021	1.8816		300,000
March 10, 2021	1.7689		750,000
March 8, 2022	1.0318		1,150,000
April 2, 2022	1.0058		100,000
June 21, 2022	0.7613		2,500,000
July 9, 2022	0.7240		125,000
July 11, 2022	0.8237		150,000
July 25, 2022	0.8671		50,000
January 7, 2023	0.7977		300,000
April 3, 2023	0.9972		100,000
October 2, 2023	0.8200		100,000
December 16, 2023	0.9520		2,100,000
January 9, 2024	0.9300		200,000
January 17, 2024	0.9800		1,139,000
Weighted average exercise price and total number of options outstanding	1.4076		18,659,000

* For information purposes, those share options granted with an exercise price in Canadian dollars (“CDN”) have been translated to the Company’s reporting currency using the exchange rate as at January 31, 2014 of 1.00 US$ = 1.1177 CDN$.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
As at January 31, 2014 and 2013 and for the years ended January 31, 2014, 2013, and 2012
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

10.	Share Capital - Continued

	c)	Share Options - Continued

** Effective July 5, 2013, the Company reduced the exercise price of all options that were outstanding prior to the Rights Offering, to reflect the dilutive effect of the 91.6 million common shares that were issued at $0.66 per share in connection with the Rights Offering. The adjustment did not impact the financial statements.

As at January 31, 2014 all share options had vested and were exercisable, with the exception of 2,770,833, which vest upon completion of specific targets (EIS – 160,000; Permits – 1,113,333; Construction – 662,500; Start of Commercial Production – 300,000; Other – 535,000).

	d)	Restricted Shares and Restricted Share Units

Details of restricted shares and restricted share units are as follows:

	Year ended	Year ended
	January 31, 2014	January 31, 2013
Outstanding - beginning of period	785,882	327,500
Granted	909,574	458,382
Vested	(91,353)	-
Anti-dilution quantity adjustment	11,407	-
Outstanding - end of period	1,615,510	785,882

Effective July 5, 2013, the Company increased the number of common shares issuable for all restricted stock units outstanding prior to the Rights Offering, to reflect the dilutive effect of the 91.6 million common shares that were issued at $0.66 per share in connection with the Rights Offering. The adjustment did not impact the financial statements.

During the year ended January 31, 2014, the Company granted 909,574 restricted share units to employees which vest upon start of construction or December 31, 2015, whichever comes earlier. The restricted share units had a fair value of $0.881 million which is being amortized over the vesting periods.

During the year ended January 31, 2013, the Company granted 450,882 restricted shares issued in trust to a third party and 7,500 restricted share units to employees. 275,676 of the restricted shares and restricted share units vest upon issuance of permits or December 31, 2014, whichever comes earlier. 91,353 of the restricted shares vested upon publication of the NorthMet supplemental draft Environmental Impact Statement which occurred in December 2013. 91,353 of the restricted shares vest upon receipt of permits to start construction of NorthMet. The restricted shares and restricted share units had a fair value of $0.414 million which is being amortized over the vesting periods.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
As at January 31, 2014 and 2013 and for the years ended January 31, 2014, 2013, and 2012
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

10.	Share Capital - Continued

	e)	Bonus Shares

Details of bonus shares are as follows:

	Year ended		Year ended
	January 31, 2014		January 31, 2013
		Authorized		Authorized
	Allocated	& Unissued	Allocated	& Unissued
Outstanding – beginning of period	3,140,000	3,640,000	3,140,000	3,640,000
Allocated	400,000	-	-	-
Outstanding – end of period	3,540,000	3,640,000	3,140,000	3,640,000

Our bonus share incentive plan was established for the Company’s directors and key employees and was approved by the disinterested shareholders at the Company’s shareholders’ meeting held on May 28, 2004. The Company has allocated 3,640,000 bonus shares for the achievement of Milestone 4 representing commencement of commercial production at NorthMet at a time when the Company has not less than 50% ownership interest. At the Company’s Annual General Meeting of shareholders held on June 17, 2008, the disinterested shareholders approved the bonus shares for Milestone 4. Regulatory approval is required prior to issuance of these shares.

The fair value of these unissued bonus shares is being amortized until the estimated date of issuance. During the year ended January 31, 2014, the Company recorded $0.689 million amortization related to Milestone 4 bonus shares (January 31, 2013 – $0.387 million), which was capitalized to Mineral Property, Plant and Equipment.

f)	Share Purchase Warrants

Details of share purchase warrants are as follows:

	Year ended		Year ended
	January 31, 2014		January 31, 2013
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Warrants	Price (US$)	Warrants	Price (US$)
Outstanding – beginning of period	7,083,333	1.56	6,000,000	1.57
Issued (Note 5)	-	-	1,083,333	1.50
Anti-dilution price adjustment	-	(0.21)	-	-
Anti-dilution quantity adjustment	1,085,269	-	-	-
Outstanding – end of period	8,168,602	1.35	7,083,333	1.56

On March 9, 2012, the Company issued warrants to AG Waterfowl LLP giving them the right to purchase 1,083,333 common shares of the Company at $1.50 per share at any time until December 31, 2015. See additional discussion in Note 5.

Effective July 5, 2013, the Company increased the number of common shares issuable and reduced the exercise price of all warrants that were outstanding prior to the Rights Offering, to reflect the dilutive effect of the 91.6 million common shares that were issued in connection with the Rights Offering. The adjustment did not impact the financial statements.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
As at January 31, 2014 and 2013 and for the years ended January 31, 2014, 2013, and 2012
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

11.	Finance Costs

Details of Finance Income and Costs are as follows:

	Year ended January 31,
	2014	2013	2012
Interest and financing costs, net	$(56)	$29	$1
Accretion of environmental rehabilitation provision (Note 6)	1,521	792	350

Finance costs	$1,465	$821	$351

12.	Supplemental Disclosure With Respect to Statements of Cash Flows

The Company entered into the following non-cash investing and financing activities:

	Year ended January 31,
	2014	2013	2012
Accounts payable and accrued liabilities change	$727	$938	$998
Environmental rehabilitation provision change (Note 6)	(3,865)	29,860	6,767
Accretion and capitalized interest on debt	1,785	1,768	1,037
Share-based compensation (Note 10)	614	424	337
Milestone 4 Bonus Shares amortization (Note 10)	689	387	1,235
Shares and warrants issued for Wetland Credit Intangible (Note 5) & Long Term Debt (Note 7)	-	3,900	550
Shares issued for land options	$125	$89	$231

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
As at January 31, 2014 and 2013 and for the years ended January 31, 2014, 2013, and 2012
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

13.	Related Party Transactions

The Company conducted transactions with senior management, directors and persons or companies related to these individuals, and paid or accrued amounts, as follows:

	Year ended January 31,
	2014	2013	2012
Salaries and other short-term benefits	$1,718	$1,468	$950
Other long-term benefits	60	54	32
Termination benefits	-	279	-
Share-based payment (1)	2,366	2,102	738
Commission on sale of used drill	-	-	200

Total	$4,144	$3,903	$1,920

(1)	Share-based payment represents the fair value determined at grant date to be expensed over the vesting period. Share-based payments are described in Note 10.

There are agreements with key employees that contain severance provisions for termination without cause or in the event of a take-over bid. Other than the President and Chief Executive Officer, none of PolyMet’s other directors has a service contract with the Company providing for benefits upon termination of his employment.

During the year ended January 31, 2012, PolyMet sold a used drill for $3.680 million. A company controlled by one of PolyMet’s directors received a commission of $0.200 million related to this sale.

As a result of Glencore’s ownership of 28.6% of the Company it is also a related party. Transactions with Glencore are described in Notes 8, 9, and 10.

14.	Income Taxes

	a)	Effective tax rate

The effective tax rate differs from the cumulative Canadian federal and provincial income tax rate due to the following:

	Year ended January 31
	2014	2013	2012
Loss before taxes	$(8,132)	$(6,626)	$(3,045)
Canadian statutory tax rate	26.0%	25.0%	26.5%
Expected tax expense / (recovery)	(2,114)	(1,657)	(807)
Difference in foreign tax rates	(454)	(199)	(118)
Non-deductible items	424	564	166
Change in unrecognized deferred tax and other items	2,144	1,292	102
Income Tax Expense / (Recovery)	$-	$-	$(657)

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
As at January 31, 2014 and 2013 and for the years ended January 31, 2014, 2013, and 2012
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

14.	Income Taxes - Continued

	b)	Deferred income tax assets and liabilities

Deferred income tax assets and liabilities have been recognized in respect of the following items:

	Year ended January 31
	2014	2013
Non-capital loss carry forward assets	$21,883	$15,459
Convertible debt	(560)	-
Mineral properties, development costs, and capital liabilities	(21,314)	(15,451)
Other liabilities	(9)	(8)
Net deferred income tax liabilities	$-	$-

Deferred income tax assets have not yet been recognized in respect of the following items:

	Year ended January 31
	2014	2013
Non-capital loss carry forward assets	$19,346	$17,746
Intercompany receivable	2,591	-
Other assets	101	-
Unrecognized deferred income tax assets	$22,038	$17,746

As of January 31, 2014, the Company has Canadian non-capital loss carry forwards of approximately $16.6 million (January 31, 2013 - $13.3 million) and US non-capital loss carry forwards of approximately $89.4 million (January 31, 2013 - $72.2 million). The non-capital loss carry forwards are available to reduce future income for tax purposes and expire between 2019 and 2034.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
As at January 31, 2014 and 2013 and for the years ended January 31, 2014, 2013, and 2012
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

15.	Commitments and Contingencies

In addition to items described elsewhere in these financial statements:

a)

On October 31, 2008, the Company entered into agreements with Glencore wherein Glencore will provide marketing services covering concentrates, metal, or intermediate products at prevailing market terms for at least the first five years of production.

b)

As at January 31, 2014, the Company had firm commitments related to the environmental review process, land options, wetland credit intangibles, consultants, and rent of approximately $3.3 million with the majority due over the next year and the remainder due over seven years.

	c)	As at January 31, 2014, the Company had non-binding commitments to maintain its mineral lease rights of $0.180 million with all due in the next year.

	d)	The following table lists the known contractual obligations as at January 31, 2014:

		Less than	1 – 3	4 – 5	More than
Contractual Obligations	Total	1 year	years	years	5 years
Accounts payable and accrued liabilities	$3,806	$3,806	$-	$-	$-
Long-term debt (Note 7)	5,110	-	5,110	-	-
Convertible debt (Note 9)	33,019	33,019	-	-	-
Environmental rehabilitation provision (Note 6)	60,448	1,504	28,070	917	29,957
Firm Commitments	3,300	2,506	594	168	32
Total	$105,683	$40,835	$33,774	$1,085	$29,989

Convertible debt extended subsequent to year end. See Note 17 for additional discussion.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
As at January 31, 2014 and 2013 and for the years ended January 31, 2014, 2013, and 2012
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

16.	Financial Instruments and Risk Management

The Company classifies its financial assets as fair value through profit or loss (“FVTPL”), available- for-sale, held to maturity, or loans and receivables. Financial liabilities are classified as either FVTPL, or other financial liabilities.

The carrying values of each classification of financial instrument at January 31, 2014 are:

					Other	Total
		Available	Loans and	Held to	financial	carrying
	FVTPL	for sale	receivables	Maturity	liabilities	value
Financial assets
Cash and cash equivalents	-	-	32,790	-	-	32,790
Amounts receivable	-	-	1,420	-	-	1,420

Financial liabilities
Accounts payable and accrued liabilities	-	-	-	-	3,806	3,806
Convertible debt	-	-	-	-	31,967	31,967
Long term debt	-	-	-	-	4,276	4,276

The carrying values of each classification of financial instrument at January 31, 2013 are:

					Other	Total
		Available	Loans and	Held to	financial	carrying
	FVTPL	for sale	receivables	Maturity	liabilities	value
Financial assets
Cash and cash equivalents	-	-	8,088	-	-	8,088
Amounts receivable	-	-	830	-	-	830
Investment	-	17	-	-	-	17

Financial liabilities
Accounts payable and accrued liabilities	-	-	-	-	5,269	5,269
Convertible debt	-	-	-	-	30,508	30,508
Long term debt	-	-	-	-	3,950	3,950

Fair Value Measurements

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 –	Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 –	Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 –	Inputs for the asset or liability that are not based on observable market data.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
As at January 31, 2014 and 2013 and for the years ended January 31, 2014, 2013, and 2012
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

16.	Financial Instruments and Risk Management - Continued

The fair values of cash and cash equivalents, amounts receivable, and accounts payable and accrued liabilities approximate their carrying amounts due to their short-term nature. The fair value of the Company's long term and convertible debt approximates the carrying amount at amortized cost using the effective interest method.

Risks Arising from Financial Instruments and Risk Management

The Company’s activities expose it to a variety of financial risks: market risk (including currency and interest rate), credit risk, and liquidity risk. Reflecting the current stage of development of the Company’s NorthMet Project, the overall risk management program focuses on facilitating the Company’s ability to continue as a going concern and seeks to minimize potential adverse effects on the Company’s ability to execute its business plan.

Risk management is the responsibility of executive management. Material risks are identified and monitored and are discussed with the Audit Committee and the Board of Directors.

Currency Risk

The Company incurs expenditures in Canada and in the United States. The functional and reporting currency of the Company and its subsidiary is the United States dollar. Foreign exchange risk arises because the amount of Canadian dollar cash and cash equivalents, amounts receivable, or accounts payable and accrued liabilities will vary in United States dollar terms due to changes in exchange rates.

As the majority of the Company’s expenditures are in United States dollars, the Company has kept a significant portion of its cash and cash equivalents in United States dollars. The Company has not hedged its exposure to currency fluctuations.

The Company was exposed to currency risk through the following assets and liabilities denominated in Canadian dollars:

	January 31,	January 31,
	2014	2013
Cash and cash equivalents	$77	$71
Investment	-	17
Amounts receivables	12	57
Accounts payable and accrued liabilities	(8)	(268)
	$81	$(123)

Based on the above net exposures, as at January 31, 2014, a 10% change in the Canadian / United States exchange rate would have impacted the Company’s loss by approximately $8,100.

Interest Rate Risk

Interest rate risk arises from interest paid on floating rate debt and interest received on cash and short-term deposits. The Company has not hedged any of its interest rate risk. The Company currently capitalizes the majority of interest charges, and therefore the risk exposure is primarily on cash interest payable and net earnings in relation to the subsequent depreciation of capitalized interest charges.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
As at January 31, 2014 and 2013 and for the years ended January 31, 2014, 2013, and 2012
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

16.	Financial Instruments and Risk Management - Continued

The Company was exposed to interest rate risk through the following assets and liabilities:

	January 31,	January 31,
	2014	2013
Cash and cash equivalents	$32,790	$8,088
Convertible debt	31,967	30,508

Credit Risk

Credit risk arises on cash and cash equivalents held with banks and financial institutions, as well as credit exposure on outstanding amounts receivable. The maximum exposure to credit risk is equal to the carrying value of the financial assets of $34.210 million.

The Company’s cash and cash equivalents are primarily held through a large Canadian financial institution.

Liquidity Risk

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they become due and arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time and is achieved by maintaining sufficient cash and cash equivalents. See additional discussion in Note 1.

Capital Management

The Company’s capital management objective is to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral property. In the management of capital, the Company includes the components of shareholders’ equity, convertible debt and long term debt. The Company manages the capital structure and makes adjustments to it depending on economic conditions and the rate of anticipated expenditures. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets. The Company has no externally imposed capital requirements.

In order to assist in management of its capital requirements, the Company prepares budgets that are updated as necessary depending on various factors. The budgets are approved by the Company’s Board of Directors.

Although the Company plans to have the resources to carry out its plans and operations through January 31, 2015, it does not currently have sufficient capital to meet its estimated project capital expenditure requirements and is currently in discussions to arrange sufficient capital to meet these requirements. During the upcoming fiscal year, the Company’s objective is to identify the source or sources from which it will obtain the capital required to complete the Project. See additional discussion in Note 1.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
As at January 31, 2014 and 2013 and for the years ended January 31, 2014, 2013, and 2012
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

17.	Subsequent Event

On April 25, 2014 PolyMet and Glencore extended the term of the Series A-D Debentures and the expiration date of the associated Exchange Warrants to the earlier of the Early Maturity Event (as defined in Note 9) or September 30, 2015. All other terms of both the debentures and the warrants described in Note 8 are unchanged.

ITEM 19. EXHIBITS

1.1	Certificate of Incorporation	(2)

1.2	Certificate of Change of Name	(2)

1.3	Articles of Incorporation of PolyMet Mining Corp	(2)

4.1	Shareholder Rights Plan Agreement	(2)

4.2	Contract for Deed between us and Cleveland Cliffs, Ohio, dated November 15, 2005.	(2)

4.3	Contract for Deed between us and Cleveland Cliffs, Ohio, dated December 20, 2006	(1)

4.4	Amended and Restated Shareholder Rights Plan	(7)

4.5	2007 PolyMet Omnibus Share Compensation Plan	(7)

4.6	Purchase Agreement between PolyMet Mining Corp., Poly Met Mining, Inc, and Glencore AG, dated October 31, 2008	(8)

4.7	Form of Floating Rate Secured Debenture dated October 31, 2008	(8)

4.8	Guarantee between PolyMet Mining Corp. and Glencore AG, dated October 31, 2008	(8)

4.9	Security Agreement between PolyMet Mining Corp. and Glencore AG, dated October 31, 2008	(8)

4.10	Security Agreement between Poly Met Mining, Inc. and Glencore AG, dated October 31, 2008	(8)

4.11	Pledge Agreement between Poly Met Mining, Inc. and Glencore AG, dated October 31, 2008	(8)

4.12	Amendment to Purchase Agreement between PolyMet Mining Corp., Poly Met Mining, Inc, and Glencore AG	(9)

4.13	Amendment and Waiver between PolyMet Mining Corp., Poly Met Mining, Inc, and Glencore AG dated November 12, 2010	(10)

4.14	Form of Warrant dated November 12, 2010	(10)

4.15	Subscription Agreement with Glencore AG dated November 12, 2010	(10)

4.16	Registration Rights Agreement dated November 12, 2010	(10)

4.17	Subscription Agreement between PolyMet Mining Corp., Poly Met Mining, Inc., and Glencore AG dated November 30, 2011	(11)

4.18	Form of Warrant dated November 30, 2011	(11)

4.19	Amendment and Waiver dated November 30, 2011	(11)

4.20	Amended and Restated Exchange Warrant dated December 6, 2011	(11)

4.21	Registration Rights Agreement and Amendment to Existing Registration Rights Agreement dated November 30, 2011	(11)

4.22	Amendment to Purchase Agreement between PolyMet Mining Corp., Poly Met Mining, Inc, and Glencore AG	(14)

4.23	Confirmation of Secured Obligations Agreement between PolyMet Mining Corp., Poly Met Mining, Inc, and Glencore AG	(14)

4.24	Form of Fixed Rate Secured Debenture	(14)

4.25	Standby Purchase Agreement between PolyMet Mining Corp. and Glencore AG	(13)

4.26	Amendment to Purchase Agreement and Exchange Warrants between PolyMet Mining Corp. and Glencore AG	(17)

8.1	List of Subsidiaries	(16)

11.1	Code of Ethics	(3)

11.2	Statement of Corporate Governance Practices	(4)

12.1	Certification of Principal Executive Officer pursuant to 17 C.F.R. 240.13a-14(a)	*

12.2	Certification of Principal Financial Officer pursuant to 17 C.F.R. 240.13a-14(a)	*

13.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 17 C.F.R. 240.13a-14(b) and 18 U.S.C. 1350.	*

15.1	Consent of Independent Auditors	*

15.2	Lease Agreement between us and U.S. Steel Corporation, dated January 4, 1989.	(2)

15.3	Notice of Assignment of the Lease Agreement from U.S. Steel Corporation to RGGS Land and Minerals, Ltd. L.P	(2)

15.4	Executive employment agreement with Mr. Douglas Newby dated July 1, 2007	(7)

15.5	Executive employment agreement with Mr. Jonathan Cherry dated July 16, 2012	(15)

15.6	Technical Report on NorthMet Project dated October 2012	(12)

16.1	Disclosure of Mine Safety and Health Administration Safety Data	*

*	Filed herewith.

(1)	Incorporated by reference to our Annual Report on Form 20-F/A for the fiscal year ended January 31, 2007, filed on May 31 2007.

(2)	Incorporated by reference to our Annual Report on Form 20-F/A for the fiscal year ended January 31, 2006, filed on July 31 2006.

(3)	Incorporated by reference to our Annual Report on Form 20-F/A for the fiscal year ended January 31, 2004, filed on July 7, 2005.

(4)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended January 31, 2005, filed on July 25, 2005.

(5)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended January 31, 2004, filed on June 30, 2004.

(6)	Incorporated by reference to our Report on Form 6-K, filed on November 13, 2006.

(7)	Incorporated by reference to our Annual Report on Form-20-F/A for the fiscal year ended January 31, 2008, filed on August 27, 2008.

(8)	Incorporated by reference to our Form 13-D filed on November 10, 2008.

(9)	Incorporated by reference to our Report on Form 6-K filed on November 23, 2009.

(10)	Incorporated by reference to our Report on Form 6-K filed on November 18, 2010.

(11)	Incorporated by reference to our Report on Form 6-K filed on December 7, 2011

(12)	Incorporated by reference to our Report on Form 6-K filed on April 5, 2013

(13)	Incorporated by reference to our Registration Statement on Form F-10 (File No 333-187853) filed on April 10, 2013

(14)	Incorporated by reference to our Report on Form 6-K filed on April 11, 2013

(15)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended January 31, 2013, filed on April 22, 2013.

(16)	Incorporated by reference to Item 4(c) – Organizational Structure.

(17)	Incorporated by reference to our Report on Form 6-K filed on April 25, 2014.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated: April 25, 2014

POLYMET MINING CORP.

/s/ Jonathan Cherry
Name: Jonathan Cherry
Title: Chief Executive Officer