Form 20-F
period 2015-01-31
POLYMET MINING CORP
filed 2015-04-21
CIK 866028

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2015

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
Tel: 651-389-4100
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
276,351,374

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

Large accelerated filer [ ]	Accelerated filer [X]	Non-accelerated filer [ ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued by the International Accounting Standards Board [X]	Other [ ]

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
[   ] Yes       [X] No

Financial Statements:

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F (this “Annual Report”) contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements appear in a number of different places in this Annual Report and can be identified by words such as "expects", “anticipates”, "believes", "intends", "estimates", “potential”, “possible”, "projects", "plans", and similar expressions, or statements that events, conditions or results “will”, “may”, “could”, or “should” occur or be achieved or their negatives or other comparable words. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. The statements, including the statements contained in Item 3D “Risk Factors”, Item 4B “Business Overview”, Item 5 “Operating and Financial Review and Prospects” and Item 11 “Quantitative and Qualitative Disclosures About Market Risk”, are inherently subject to a variety of risks and uncertainties that could cause actual results, performance or achievements to differ significantly. Forward-looking statements include statements regarding the outlook for our future operations, plans and timing for our exploration and development programs, statements about future market conditions, supply and demand conditions, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact. Our actual results may differ materially from those in the forward-looking statements due to risks facing us or due to actual facts differing from the assumptions underlying our predictions. Some of these risks and assumptions include:

-	completion of environmental review on the expected timeframe;
-	obtaining permits on a timely basis;
-	our ability to raise the funds necessary to develop the NorthMet Project;
-	our ability to execute prospective business plans;
-	changes in the general economic and business conditions, including changes in interest rates and exchange rates;
-	changes in the resources market, including prices of natural resources, costs associated with mineral exploration and development, and other economic conditions;
-	natural phenomena;
-	actions by government authorities, including changes in government regulation;
-	uncertainties associated with legal proceedings; and
-	future decisions by management in response to changing conditions.

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

NOMENCLATURE

In this Annual Report, unless the context otherwise dictates, “we”, “our”, “us”, “PolyMet” or the “Company” refers to PolyMet Mining Corp. and its subsidiaries.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not required.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3. KEY INFORMATION

A.	Selected Financial Data

The following selected financial data, as at January 31, 2015, 2014, 2013, 2012, and 2011 and for the years ended January 31, 2015, 2014, 2013, 2012, and 2011 are derived from our audited consolidated financial statements included herein and filed previously. The selected financial data should be read in conjunction with “Item 5 - Operating and Financial Review and Prospects”, the consolidated financial statements and related notes of the Company included under “Item 18 – Financial Statements" and other financial information included elsewhere in this Annual Report.

Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), effective with our transition to IFRS on February 1, 2010.

Unless otherwise indicated, all monetary amounts in this Annual Report are expressed in United States dollars, our reporting currency.

Selected Financial Data – IFRS
($'000s, except loss per share and weighted average shares)

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	1/31/2015	1/31/2014	1/31/2013	1/31/2012	1/31/2011

Operating Revenues	$–	$–	$–	$–	$–
Income (loss) from Operations	$–	$–	$–	$–	$–
Net Loss	$(7,276)	$(8,132)	$(6,626)	$(3,045)	$(6,662)
Basic & Diluted Loss Per Share	$(0.03)	$(0.04)	$(0.04)	$(0.02)	$(0.04)
Dividends Per Share	$–	$–	$–	$–	$–
Weighted Average Shares	275,726,953	236,303,304	178,949,306	160,358,498	149,444,955
Working Capital	$(31,672)	$(1,872)	$2,629	$16,375	$4,199
Net Assets	$192,376	$196,332	$142,912	$132,366	$102,417
Total Assets	$313,229	$287,525	$236,127	$189,571	$156,736
Share Capital (includes Share Capital Premium)	$244,496	$243,337	$184,222	$170,566	$143,248

B.	Capitalization and Indebtedness

Not Applicable

C.	Reasons for the Offer and Use of Proceeds

Not Applicable

D.	Risk Factors

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

We are investing heavily in various facets of our NorthMet Project. Our NorthMet Project is subject to a number of risks that may make it less successful than anticipated, including:

•	we may encounter delays or higher than expected costs completing the environmental review process necessary before construction and operating permits can be issued;
•	delays in the issuance of permits after completion of the environmental review process;
•	delays or higher than expected costs in obtaining the necessary equipment or services to build and operate our projects; and
•	adverse mining conditions may delay and hamper our ability to produce the expected quantities of minerals.

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

We, like other companies doing business in the United States and Canada, are subject to a variety of federal, provincial, state and local statutes, rules and regulations designed to, among other things:

•	protect the environment, including the quality of the air and water in the vicinity of exploration, development, and mining operations;
•	remediate the environmental impacts of those exploration, development, and mining operations;
•	protect and preserve wetlands and endangered species; and
•	mitigate negative impacts on certain archaeological and cultural sites.

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

Prices of metals are determined by some of the following factors:

•	global and regional supply and demand;
•	political and economic conditions and production costs in major metal producing regions;
•	the strength of the United States dollar; and
•	expectations for inflation.

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

We are subject to all the risks inherent to the mining industry, which may have an adverse affect on our business operations.

We are subject to all of the risks inherent in the mining industry, including, without limitation, the following:

•	Success in discovering and developing commercially viable quantities of minerals is the result of a number of factors, including the quality of management, the interpretation of geological data, the level of geological and technical expertise and the quality of land available for exploration;
•	Exploration for minerals is highly speculative and involves substantial risks, even when conducted on properties known to contain significant quantities of mineralization, and most exploration projects do not result in the discovery of commercially mineable deposits of ore;
•	Operations are subject to a variety of existing laws and regulations relating to exploration and development, permitting procedures, safety precautions, property reclamation, employee health and safety, air and water quality standards, pollution and other environmental protection controls, all of which are subject to change and are becoming more stringent and costly to comply with;
•	A large number of factors beyond our control, including fluctuations in metal prices and production costs, inflation, the proximity and liquidity of precious metals and energy fuels markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection, and other economic conditions, will affect the economic feasibility of mining;
•	Substantial expenditures are required to construct mining and processing facilities;
•	Title to mining properties may be subject to other claims; and
•	In the development stage of a mining operation, our mining activities could be subject to substantial operating risks and hazards, including metal bullion losses, environmental hazards, industrial accidents, labor disputes, encountering unusual or unexpected geologic formations or other geological or grade problems, encountering unanticipated ground or water conditions, cave- ins, pit-wall failures, flooding, rock falls, periodic interruptions due to inclement weather conditions or other unfavorable operating conditions and other acts of God. Some of these risks and hazards are not insurable or may be subject to exclusion or limitation in any coverage which we obtain or may not be insured due to economic considerations.

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

While we were incorporated in 1981, we have no history of producing minerals. We have not developed or operated any mines and we have no operating history upon which an evaluation of our future success or failure can be made. We currently have no mining operations of any kind. Our ability to achieve and maintain profitable mining operations is dependent upon a number of factors, including our ability to successfully build and operate mines, processing plants and related infrastructure ourselves. We may not successfully establish mining operations or profitably produce metals at any of our properties. As such, we do not know if we will ever generate revenues.

We have a history of losses, which we expect will continue for the future. If we do not begin to generate revenues we may either have to suspend or cease operations.

As a development stage company with no holdings in any producing mines, we continue to incur losses and expect to incur losses in the future. As at January 31, 2015, we had an accumulated deficit of $103.8 million. We may not be able to achieve or sustain profitability in the future. If we do not begin to generate revenues we may either have to suspend or cease operations.

We have prepared our consolidated financial statements on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of operations.

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

Since transitioning to a development stage entity in September 2006 we have raised $177 million in equity, $45 million of initial principal debt of which $25 million is exchangeable into equity upon receipt of permits necessary to build and operate our NorthMet Project, $4 million is secured by land acquired with proceeds from the loan and $16 million initial draw under a $30 million loan facility secured by our assets.

We will need to raise sufficient funds to meet our current obligations as well as fund ongoing development, capital expenditures and administration expenses, in accordance with our spending plans for the next year. While in the past the Company has been successful in closing financing agreements with Glencore AG, a wholly owned subsidiary of Glencore plc (together “Glencore”) and other parties, there can be no assurance it will be able to do so again in the future. Factors that could affect the availability of financing include the state of international debt and equity markets, investor perceptions and expectations and the global metals markets.

We anticipate that we will be able to reach an agreement with Glencore to either extend the term of $25 million initial principal debentures convertible into our common shares at $1.2920 per share that are currently due on September 30, 2015 or convert on or before that date even if the conditions under which we could call for conversion have not been met. If, however, no such agreement is reached, we would have to repay approximately $34 million (including capitalized interest) and we do not currently have sufficient working capital to cover repayment and therefore would have to raise additional funding.

We may not have adequate, if any, insurance coverage for some business risks that could lead to economically harmful consequences to us.

Our businesses are generally subject to a number of risks and hazards, including:

•	industrial accidents;
•	railroad accidents;
•	labor disputes;
•	environmental hazards;
•	electricity stoppages;
•	equipment failures; and
•	severe weather and other natural phenomena.

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

Market events and conditions in recent years, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions could impede our access to capital or increase the cost of capital. These disruptions in the credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies, including us. These disruptions could, among other things, make it more difficult for us to obtain, or increase our cost of obtaining capital and financing for our operations.

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

Our shares that are eligible for future sale may have an adverse effect on the price of our common shares. As at January 31, 2015 there were 276,351,374 of our common shares outstanding. The average trading volume for the three months prior to January 31, 2015 was approximately 21,000 shares per day on the TSX and 163,000 shares per day on the NYSE MKT. Sales of substantial amounts of our common shares, or a perception that such sales could occur, and the existence of options or warrants to purchase common shares and debt convertible into common shares at prices that may be below the then current market price of our common shares, could adversely affect the market price of our common shares and could impair our ability to raise capital through the sale of our equity securities.

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

Under our 2007 Omnibus Share Compensation Plan, as amended and restated (“Omnibus Plan”), the aggregate number of share options, restricted shares, restricted share units, and other share-based awards is restricted to 10% of our issued and outstanding common shares on the grant date, excluding 2,500,000 common shares pursuant to an exemption approved by the Toronto Stock Exchange.

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

During the years ended January 31, 2015, 2014, and 2013 we made net cash investments of $27.253 million, $25.523 million, and $18.404 million, respectively to acquire property, and advance the environmental review and permitting of our NorthMet Project.

All of these expenses were incurred at our NorthMet Project and were funded from the proceeds of equity and debenture financings. Since completion of the Definitive Feasibility Study (“DFS”) in September 2006, these expenditures and the Erie Plant acquisition have been capitalized.

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

In the years ended January 31, 2015, 2014, and 2013, we conducted exploration, development and acquisition activities only and did not conduct any operations that generated revenues. Thus, we rely principally on equity or debt to fund our projects and expenditures.

Since 2003, we have focused on commencing commercial production on our NorthMet Project. We have focused our efforts on five main areas:

Advancing the NorthMet ore body. The NorthMet ore body is at the western end of a series of known copper-nickel-precious metals deposits in the Duluth Complex, Completion of the DFS in 2006 established proven and probable reserves, positioning NorthMet as the most advanced of the four advanced projects in the Duluth Complex: namely, from west to east NorthMet, Mesaba, Serpentine, and Nokomis.

Acquisition of the Erie Plant. The Erie Plant is a large processing facility and associated infrastructure located approximately six miles west of our NorthMet ore body that we acquired through three Contracts for Deed with Cliffs Erie LLC, a subsidiary of Cliffs Natural Resources Inc. (“Cliffs”). The Erie Plant facility comprises a 100,000 ton-per-day crushing and milling facility, a railroad and railroad access rights connecting the Erie Plant to the NorthMet ore body, tailings facilities, 120 railcars, locomotive fueling and maintenance facilities, water rights and pipelines, large administrative offices on site and approximately 6,000 acres to the east and west of and contiguous to the existing tailing facilities. As partial consideration, we have agreed to indemnify Cliffs for the reclamation and remediation obligations of the acquired property. See additional discussion in section 4(D)(c)(ii).

Environmental Review and Permitting. We are seeking to obtain permits to construct and operate our NorthMet Project. Our NorthMet Project is subject to extensive environmental review under both state and federal regulations before permits can be issued to allow construction and operation of the Project. The environmental review process started in 2004 and we believe it is nearing completion.

The environmental review and permitting process is managed by the regulatory agencies and, therefore, timelines are not under our control. We anticipate that the final EIS will be published in the state Environmental Quality Board (“EQB”) Monitor and the Federal Register in the summer of 2015 and we expect to submit permit applications around the same time. We further expect that, under state guidelines, there should be decisions on state permits within 150 days of the applications being submitted and Records of Decision on the federal 404 Wetland Permit and the land exchange before the end of 2015.

See additional discussion in section 4(D)(d).

Engineering and feasibility. In September 2006 Bateman Engineering Pty Ltd of Brisbane, Australia (“Bateman”) published a DFS that confirmed the economic and technical viability of our NorthMet Project, enabling us to transition to a development stage entity.

Since 2006 we have made numerous process and project improvements, including extensive environmental controls designed to reduce and mitigate the environmental impact of the Project. Our plan is to develop a new open pit mine at our NorthMet ore body, use existing rail infrastructure to move the run-of-mine rock to the Erie Plant, where we will reuse existing and new equipment to produce a copper concentrate and a nickel bulk concentrate. We are also seeking permits to build and operate a new hydrometalurgical facility to upgrade the nickel bulk concentrate to nickel-cobalt hydroxide and a precious metals precipitate, with copper recombined into the copper concentrate.

We plan to complete a Definitive Cost Estimate and Project Update in the next several months, which will incorporate these changes. The Project Update will include detailed capital and operating costs reflecting the advanced stage of engineering and design.

See additional discussion in section 4(D)(g).

Financing and corporate development. Since transitioning to a development stage entity in September 2006 we have raised $177 million in equity, $45 million of initial principal debt of which $25 million is exchangeable into equity upon receipt of permits necessary to build and operate our NorthMet Project, $4 million is secured by land acquired with proceeds from the loan and $16 million initial draw under a $30 million loan facility secured by our assets.

Prior to receipt of permits, we will seek to secure construction debt financing that would be available upon receipt of key permits, with construction and ramp-up to commercial production anticipated to take approximately 21 months.

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

In the years ended January 31, 2015, 2014, and 2013, we conducted exploration, development and acquisition activities only and did not conduct any operations.

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

In 1987, the Minnesota Natural Resources Research Institute (“NRRI”) published data suggesting the possibility of a large resource of PGMs in the base of the Duluth Complex. In 1989, we acquired a perpetually renewable mining lease over the property from US Steel and commenced an investigation into the potential for mining and recovery of copper, nickel, and PGMs. We re-assayed pulps and rejects from the previous US Steel drilling to obtain data on the PGMs. Sequentially we entered into joint venture agreements with Nerco and Argosy Mining, which assisted in identifying and quantifying potential PGM values. However, the challenge of producing separate concentrates of saleable copper and nickel remained.

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

Following completion of metallurgical pilot plant work we commissioned a pre-feasibility study on the Project that was completed in 2001. The pre-feasibility study contemplated a 50,000 metric tonne-per-day (55,000 short tpd) operation and anticipated the construction of a new, stand-alone processing plant to produce copper, nickel and cobalt metals on site. The study found the economics of the NorthMet Project were unacceptably low owing to the capital cost of building a new plant facility combined with low metal prices prevailing at that time.

In March 2003 a new management team took over our Company and commenced a detailed review of the Project. The new management team believed that acquisition of the Erie Plant had the potential to substantially reduce the capital cost and to simplify the permitting process.

The Erie Plant facility includes land, crushing and milling equipment, extensive spare parts, plant site buildings, real estate, tailings impoundments and workshops, access to extensive mining infrastructure, a railroad connection to the site of the NorthMet ore body, a 120-railcar fleet, locomotive fueling and maintenance facilities, water rights and pipelines, large administrative offices on site and approximately 6,000 acres to the east and west of and contiguous to our existing tailings facilities. We also agreed to indemnify Cliffs for the reclamation and remediation obligations of the acquired property.

The consideration paid for the Erie Plant and associated infrastructure was $18.9 million in cash and 9,200,547 shares at a fair value of $13.953 million.

See additional discussion in section 4D(c)(ii).

Since inception, we have a cumulative deficit of $103.8 million, much of which has been incurred directly and indirectly in connection with our NorthMet Project. These expenditures supported drilling, sampling, assaying, environmental, metallurgical testing, and the pre-feasibility studies.

Figure No. 1
NorthMet Project Location Map

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

(i) NorthMet Leases

Pursuant to two lease agreements, we lease certain lands covering 4,282 acres or 6.5 square miles located in St. Louis County, Minnesota, known as the NorthMet Project:

•	Pursuant to an agreement dated January 4, 1989, subsequently amended and assigned, we lease 4,162 acres from RGGS Land & Minerals Ltd., L.P (“RGGS”). The initial term of the perpetually renewable lease was 20 years and called for total lease payments of $1.475 million. We can, at our option, terminate the lease at any time by giving written notice to the lessor not less than 90 days prior to the effective termination date or can indefinitely extend the term by continuing to make $150,000 annual lease payments on each successive anniversary date. All lease payments have been paid or accrued to January 31, 2015. The next payment is due in January 2016.

The lease payments are considered advance royalty payments and shall be deducted from future production royalties payable to the lessor, which range from 3% to 5% based on the net smelter return per ton received by the Company. Our recovery of $2.375 million in advance royalty payments is subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year.

•	Pursuant to an agreement effective December 1, 2008, we lease 120 acres from LMC Minerals. The initial term of the renewable lease is 20 years and calls for minimum annual lease payments of $3,000 for the first four years after which the minimum annual lease payment increased to $30,000. The initial term may be extended for up to four additional five-year periods on the same terms. All lease payments have been paid or accrued to January 31, 2015. The next payment is due in November 2015.

The lease payments are considered advance royalty payments and will be deducted from future production royalties payable to the lessor, which range from 3% to 5% based on the net smelter return per ton received by the Company. Our recovery of $0.099 million in advance royalty payments is subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year.

Pursuant to these leases, we hold mineral rights and the right to mine upon receiving the required permits. We have proposed to acquire surface rights through a land exchange with the USFS.

(ii) The Erie Plant

The Erie Plant comprises a large crushing, grinding and milling facility that was built by a consortium of steel companies in the mid-1950s and processed low grade iron ore known as taconite that was transported to the facility by railroad from nearby mines. In the mid-1980’s, the consortium was consolidated into a single owner – LTV Steel. Pickands, Mather and Company and its successor Cliffs operated the plant on behalf of the owners, processing approximately 100,000 tons per day of taconite ore. The plant was shut down in 2001 after LTV Steel filed for bankruptcy protection. Since then it has been maintained initially by Cliffs and, since November 15, 2005, by us. The plant did not operate during the 12 months ended January 31, 2015.

The plant is located approximately six miles west of our NorthMet ore body, about five miles north-northwest of the town of Hoyt Lakes, itself located about 25 miles west of Virginia, Minnesota. The plant site covers approximately 12,400 acres, or 19.4 square miles, and is powered by electricity from local power lines. Established plant infrastructure includes a 225 MVA high voltage electrical substation, water supply, roads, tailings basins and rail facilities. We also acquired a 120-railcar fleet, locomotive fueling and maintenance facilities, water rights and pipelines, and large administrative offices on site.

Until the plant was closed in 2001, Cliffs had undertaken numerous programs to update and modernize control systems. The plant is generally in good physical condition and was operating at or near full capacity prior to its closure. We are not yet utilizing the Erie Plant but we have examined the plant in detail and have restarted certain pieces of equipment and believe it to be serviceable.

By a Memorandum of Understanding in December 2003 and an option agreement in February 2004, we obtained the right to acquire certain property, plant, and equipment located near our NorthMet ore body from Cliffs, including the Erie Plant. As consideration for the option, we paid $0.500 million and issued to Cliffs 1,000,000 of our common shares valued at $0.229 million to maintain our exclusive rights until June 30, 2006.

In November 2005 we exercised our option and agreed to pay Cliffs $1.0 million in cash, 6,200,547 million of our common shares valued at $7.564 million, and $2.4 million plus interest at 4% per annum in quarterly payments of $250,000 starting in March 2006.

In September 2006, we entered into an agreement through two separate contracts for deed with Cliffs whereby we would acquire additional property and associated rights (“Cliffs II”) for 2,000,000 of our common shares valued at $6.160 million, $1.0 million in cash and two notes each for $7.0 million. We repaid the two $7 million notes plus accrued interest in December 2011.

As set forth under the Asset Purchase Agreement, we have indemnified Cliffs for reclamation and remediation obligations in connection with acquired property. Once we obtain our permit to mine and Cliffs is released from its obligations by certain state agencies, we will be directly obligated to comply with applicable obligations. Until operating permits are granted to us, Cliffs remains the “Regulated Party” for such obligations.

On January 28, 2010, Cliffs received a notice of intent to sue pursuant to Section 505 of the Clean Water Act on behalf of the Center for Biological Diversity, Save Lake Superior Association and the Indigenous Environmental Network. Pursuant to the notice, these environmental groups intended to file a lawsuit in Federal court for alleged violations by Cliffs of National Pollutant Discharge Elimination System ("NPDES") permits at three separate locations on the Cliffs Erie property.

In 2010 Cliffs entered a consent decree with the Minnesota Pollution Control Agency (“MPCA”) under which it is obligated to proceed with both short and long-term mitigation of the alleged violations. As the indemnifying party, we are working closely with Cliffs on fulfillment of Cliff’s obligations under the consent decree. Field study activities were completed in 2010 and 2011 and short-term mitigations were initiated in 2011, as outlined in the plans and approved by the MPCA. Long-term mitigation plans were submitted to the MPCA in April of 2012. In October 2012, a response was received from the MPCA approving plans for pilot tests of various treatment options to determine the best course of action.

As at January 31, 2015 we estimate the total reclamation and remediation liability to be approximately $72.6 million in present day costs and, based on the expected timing of such payments, our cost of capital, and anticipated inflation rates, we made a provision of $72.3 million in our financial statements at that date.

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

Under the Minnesota Environmental Policy Act (“MEPA”) and the National Environmental Policy Act (“NEPA”), state and federal agencies are required to complete an EIS with periods for public review and comment before permits to construct and operate can be issued.

We commenced the environmental review and permitting process in 2004. In 2005, the Minnesota Department of Natural Resources (“MDNR”) published its Environmental Assessment Worksheet Decision Document establishing the MDNR as the lead state agency and the U.S. Army Corp of Engineers (“USACE”) as the lead federal agency for preparation of an EIS for the NorthMet Project.

In November 2009, the Co-lead Agencies published the NorthMet Draft EIS, which marked the start of a 90-day period for public review and comment including two public meetings. The U.S. Environmental Protection Agency (“EPA”) issued an extensive comment letter and rating of the Project and the draft EIS in its role as reviewer of projects that could impact the environment.

In June 2010 the Co-lead Agencies announced that they intended to complete the EIS process by preparing a supplemental draft EIS ("SDEIS”) incorporating a proposed land exchange with the U.S. Forest Service (“USFS”) and expanding government agency cooperation. The USFS joined the USACE as a federal Co-lead Agency and, in June 2011, the EPA joined as a Cooperating Agency.

On December 6, 2013 the Co-lead Agencies published the SDEIS, which started a new 90-day period for public review and comment, including three public meetings, which ended on March 13, 2014. The EPA issued comments on the SDEIS, which included an EC-2 rating. The EC-2 rating is the highest rating for a proposed mining project, so far as we are aware. The highest rating LO (Lack of Objections) is typically applied to non-industrial projects such as the Upper Mississippi National Wildlife and Fish Refuge Comprehensive Conservation Plan Implementation. The EC-2 (Environmental Concerns) rating is the same as received by some other notable Minnesota projects including the Central Corridor Light Rail Project in the Twin Cities and the St. Croix River Crossing, which have been built or are in the process of being constructed.

The SDEIS received approximately 58,000 comments, of which several thousand were substantive. The Co-lead Agencies have made substantial progress in their analysis of all of the comments and assessment of modifications to the EIS in order to respond appropriately to each of those comments.

Under NEPA, the preliminary final EIS incorporating appropriate responses to the comments will be reviewed by the Co-operating Agencies prior to publication of the final EIS. In October 2014 the Commissioner of the MDNR stated that the Co-lead Agencies expect to complete preparation of the final EIS in the spring of 2015.

Publication of the final EIS and a subsequent adequacy decision by the MDNR and Records of Decision by the federal agencies are necessary before the land exchange can occur and various permits required to construct and operate the NorthMet Project can be issued.

The environmental review and permitting process is managed by the regulatory agencies and, therefore, timelines are not under our control. We anticipate that the final EIS will be published in the state Environmental Quality Board (“EQB”) Monitor and the Federal Register in the summer of 2015 and we expect to submit permit applications around the same time. We further expect that, under state guidelines, there should be decisions on state permits within 150 days of the applications being submitted and Records of Decision on the federal 404 Wetland Permit and the land exchange before the end of 2015.

The major permits are:

U.S. Army Corps of Engineers

•	Section 404 Individual Permit for Impacted Wetlands

Minnesota Department of Natural Resources

•	Permit to Mine
•	Water Appropriations Permit
•	Dam Safety Permit
•	Wetland Replacement Plan

Minnesota Pollution Control Agency

•	National Pollutant Discharge Elimination System (NPDES) Permit (storm water)
•	State Disposal System (SDS) Permit
•	Air Emissions Permit

As at January 31, 2015, we had spent approximately $85.4 million on environmental review and permitting activities comprising $6.5 million expensed prior to October 2006 and $78.9 million since October 2006.

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

4.     Base Case economics for the purpose of the 2006 DFS and associated NI 43-101 Technical Report are the weighted average of the three-year trailing (60%) and two-year forward (40%) market prices using July 31, 2006 as a reference for the three-year trailing price and average forward prices during July 2006 for forward prices. Specifically, these prices are: Copper - $2.25/lb, Nickel - $7.80 per pound, Cobalt - $16.34/lb, Palladium - $274 per ounce, Platinum - $1,040 per ounce and Gold - $540 per ounce.

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

Since 1998 we have conducted a series of drilling programs totaling 323 holes for approximately 172,000 feet of core and reverse circulation drilling. These holes, combined with recompilation of all prior work, for a total of 437 diamond and reverse circulation holes aggregating to approximately 306,000 feet, were the basis of our December 2007 resource and reserve estimates summarized in our most recent Technical Report under NI 43-101 filed on EDGAR and SEDAR.

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

Details of the mineral resources are set out in the following table:

2008 Updated Mineral Resources compared with 2006 DFS Mineral Resources

	Short Tons	Copper	Nickel	Cobalt	Precious Metals
	(million)	(%)	(%)	(%)	(oz/st)	(g/mt)

2008 Updated Mineral Resource Estimate
Measured (M)	202.5	0.29	0.08	0.01	0.010	0.359
Indicated (I)	491.7	0.26	0.08	0.01	0.009	0.325
Measured & Indicated (M&I)	694.2	0.27	0.08	0.01	0.010	0.334
Inferred	229.7	0.27	0.08	0.01	0.011	0.385

2006 DFS Mineral Resource Estimate
Measured (M)	133.7	0.30	0.09	0.01	0.011	0.371
Indicated (I)	288.4	0.27	0.08	0.01	0.010	0.330
Measured & Indicated (M&I)	422.1	0.28	0.08	0.01	0.010	0.343
Inferred	120.6	0.25	0.07	0.01	0.009	0.315

The increase in mineral resources reflects two changes:

•	Data from the 2007 drill program which confirmed the continuity of the main mineralized zone and the size of the Magenta Zone, which was extended down dip and to the west.
•	Extension of the overall mineral envelope to approximately 1,620 feet below surface (0’ – elevation), compared with the prior cutoff at approximately 1,120 feet below surface (500’ – elevation).

The mineral resource estimate update was completed by Pierre Desautels of AGP Mining Consultants in Toronto working closely with PolyMet’s chief geologist, at the time, Richard Patelke. A NI 43-101 Technical Report describing this increase is filed on EDGAR and SEDAR.

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

While we believe that we have completed sufficient exploration work required for the initial phases of production, we plan to conduct further in-fill drilling during construction and operations.

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

The general trend of the sedimentary rocks at the base of the NorthMet deposit is striking east-northeast and dipping to the southeast at about 15-25°; the Partridge River intrusion appears to follow this general trend.

The majority of the rock at NorthMet is unaltered, with minor alteration comprising serpentine, chlorite and magnetite replacing olivine, uralite and biotite replacing pyroxene, and sausserite and sericite replacing plagioclase. Sulfide mineralization does not appear to be directly related to the alteration.

The metals of interest at NorthMet are copper, nickel, cobalt, platinum, palladium, gold, and silver with lesser amounts of rhodium and ruthenium. With the exception of cobalt, the metals are generally positively correlated with copper mineralization. Unit 1 mineralization is found throughout the deposit. A shallow dipping, near surface though less extensively mineralized zone that is copper-rich relative to sulfur is found in Units 4, 5, and 6 in the western part of the deposit.

Sulfide mineralization consists of chalcopyrite, cubanite, pyrrhotite and pentlandite with minor bornite, violarite, pyrite, sphalerite, galena, talnakhite, mackinawite and valleriite. Sulfide minerals occur mainly as blebs interstitial with plagioclase, olivine and augite grains, but also occur within plagioclase and augite grains, as intergrowths with silicates, or as fine veinlets. The percentage of sulfides average less than 1%, varying from trace to about 5%. Precious metals are associated with the sulfides.

The NorthMet deposit has been identified over a length of approximately 2.5 miles and has been found to a depth of more than 2,600 feet. It is covered by a thin layer of glacial till but otherwise reaches to the surface at the northern edge.

(g)	Development Plans

The DFS prepared by Bateman contemplated the development of a new open pit mine at our NorthMet ore body, using existing rail infrastructure to transport ore from the mine site to our Erie Plant, where we would use our existing facilities to crush and mill the rock. The finely ground material would then pass to a new flotation circuit with waste material sent to existing tailings facilities. The 2006 plan contemplated a hydrometallurgical plant to recover value-added metals from the concentrate.

In 2008 we reported revised plans that included the sale of concentrate during the construction and commissioning of the autoclaves resulting in a shorter pre-production construction period and reduced capital costs prior to first revenues, with the new metallurgical facilities to be constructed during initial production and sales of concentrate and funded from cash flow from initial operations.

In 2011 we further simplified the proposed metallurgical process and we announced that we planned to build the Project in two phases:

•	Phase I: produce and market concentrates containing copper, nickel, cobalt and precious metals;
and
•	Phase II: process the nickel concentrate through an autoclave, resulting in production and sale of high grade copper concentrate, value added nickel-cobalt hydroxide, and precious metals precipitate products.

In 2013, we announced further improvements to the NorthMet Project that we anticipate will reduce the NorthMet Project’s environmental impacts. The reduced environmental impacts include: reductions in sulfur dioxide, mercury and greenhouse gas emissions at the plant site, capture of groundwater and surface seepage with the construction of an in ground containment system to the north and west of the existing tailings basin, and all contact water discharged from the NorthMet Project will be treated through reverse osmosis plants.

We plan to complete a Definitive Cost Estimate and Project Update prior to commencement of construction. The Project Update will incorporate numerous process and project improvements, environmental controls described in the SDEIS and subsequent changes that will be reflected in the final EIS. The Project Update will include detailed capital and operating costs reflecting the advanced stage of engineering and design.

Saleable Products
Prior to construction and commissioning of the hydrometallurgical plant, we anticipate that we will sell copper concentrate and a nickel bulk concentrate. Once the hydrometallurgical plant is operational, our products will comprise copper concentrate, a mixed hydroxide of nickel and cobalt that will be shipped to a third-party processor to produce nickel and cobalt metals, and a precious metals precipitate that will be shipped to a third-party refiner for production of palladium, platinum and gold.

In October 2008 we entered into an agreement with Glencore whereby Glencore will purchase our production of concentrates, metals, or intermediate products at prevailing market terms at the time of delivery for at least the first 5 years of production.

Capital Costs
Our 2008 DFS Update set out total capital cost of $601.9 million, reflecting both cost inflation and design scope changes since the DFS, including facilities needed to ship concentrate during the construction and commissioning of the new hydrometallurgical plant. This staged approach shortened the initial construction period, makes the project less sensitive to the delivery schedule for long lead time equipment such as autoclave vessels, and means that we can commence operations of the mine, the existing crushing and milling plant, the existing tailings disposal facilities, and the new flotation circuit, before starting the new hydrometallurgical plant.

Further simplification of the metallurgical process reported in 2011 eliminated the planned copper solvent-extraction/electro-winning circuit.

h)	Regulations and Government Rules

The mining industry has been subject to increasing government controls and regulations in recent years. We have obtained all necessary permits for exploration work performed to date and anticipate no material problems obtaining the necessary permits to proceed with further development.

Disclosure Pursuant to Section 219 of the Iran Threat Reduction & Syria Human Rights Act

Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRA”), effective August 10, 2012, added a new subsection (r) to Section 13 of the Exchange Act, which requires issuers that file periodic reports with the SEC to disclose in their annual and quarterly reports whether, during the reporting period, they or any of their “affiliates” (as defined in Rule 12b-2 under the Exchange Act) have knowingly engaged in specified activities or transactions relating to Iran, including activities not prohibited by U.S. law and conducted outside the U.S. by non-U.S. affiliates in compliance with applicable laws. Issuers must also file a notice with the SEC if any disclosable activity under ITRA has been included in an annual or quarterly report.

Because the SEC defines the term “affiliate” broadly, our largest shareholder may be considered an affiliate of the Company despite the fact that the Company has no control over our largest shareholder’s actions or the actions of its affiliates. As such, pursuant to Section 13(r)(1)(D)(iii) of the Exchange Act, the Company hereby discloses the following information provided by our largest shareholder regarding transactions or dealings with entities controlled by the Government of Iran (the “GOI”):

During the period from February 1, 2014 until January 31, 2015, a non-U.S. affiliate of the largest shareholder of the Company (the “non-U.S. Shareholder Affiliate”) entered into sales contracts for agricultural products for delivery to Iranian entities wholly or majority owned by the GOI. The non-U.S. Shareholder Affiliate performed its obligations under the contracts in compliance with applicable sanction laws and, where required, with the necessary prior approvals by the relevant governmental authorities.

The gross revenue of the non-U.S Shareholder Affiliate related to these contracts did not exceed the value of $119 million for the twelve months ended January 31, 2015. The non-U.S. Shareholder Affiliate does not allocate net profit on a country-by-country or activity-by-activity basis, but estimates that the net profit attributable to the contracts would not exceed a small fraction of the gross revenue from such contracts. It is not possible to determine accurately the precise net profit attributable to such contracts.

The contracts disclosed above do not violate applicable sanctions laws administered by the U.S. Department of the Treasury, Office of Foreign Assets Control, and are not the subject of any enforcement action under Iran sanction laws.

In compliance with applicable economic sanctions and in conformity with U.S. secondary sanctions, the non-U.S. Shareholder Affiliate expects to continue to engage in similar activities in the future.

Neither the Company nor any of its subsidiaries (i) engaged in any transactions or activities requiring disclosure under ITRA nor (ii) were involved in the transactions described in this section. As of the date of this report, the Company is not aware of any other activity, transaction or dealing by us or any of its affiliates during the fiscal year ended January 31, 2015 that requires disclosure in this report under Section 13(r) of the Exchange Act.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

(a)	Operating Results

This discussion and analysis should be read in conjunction with our consolidated financial statements and related notes for the years ended January 2015, 2014, and 2013 appearing under Item 18 – Financial Statements and listed under Item 19 – Exhibits.

Our functional currency is the United States dollar and our financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Summary of Key Developments During the Fiscal Year Ended January 31, 2015

During the year ended January 31, 2015, and through the date of the filing of this Annual Report, we continued to advance our NorthMet Project including the activities noted below:

•	Completion of the public review and comment period on the SDEIS on March 13, 2014.;
•	EPA review of the SDEIS, including an EC-2 rating. The EC-2 rating is the highest rating for a proposed mining project, so far as we are aware;
•	The Co-lead Agencies made substantial progress responding to approximately 58,000 comments received on the SDEIS. In October 2014, the Commissioner of the MDNR indicated at a public meeting that he thought preparation of the EIS would be completed in the spring of 2015;
•	PolyMet advanced its Definitive Cost Estimate and Project Update; and
•	PolyMet secured a $30 million loan facility from Glencore to fund the company through fiscal 2016. PolyMet received the first tranche of $8 million prior to January 31, 2015 and the second tranche of $8 million on April 15, 2015. The remaining $14 million is scheduled to be drawn in two further tranches on or before July 1, 2015 and October 1, 2015. Glencore also agreed a one-year extension of $25 million initial principal convertible debentures, originally issued in 2008, that were due September 30, 2014.

Net cash used in operating and investing activities was $31.449 million, of which approximately $19 million was spent on environmental review and permitting as PolyMet pays its own engineering and legal consultants and also reimburses the state of Minnesota for its internal staff costs and the cost of the EIS Contractor. Other spending relates to maintaining existing infrastructure, engineering, and general corporate purposes.

See discussion of subsequent event in section 8(B).

Summary of Operating Results
(All figures in Thousands of U.S. dollar except Loss per share)

	Year Ended January 31,
	2015	2014	2013
Revenue	-	-	-
Loss for the Year	(7,276)	(8,132)	(6,626)
Basic and Diluted Loss per Share	(0.03)	(0.04)	(0.04)
Total Assets	313,229	287,525	236,127
Long-Term Debt including Convertible Debt	41,306	36,243	34,458
Total Shareholders’ Equity	192,376	196,332	142,912

Year ended January 31, 2015 compared with the year ended January 31, 2014

Overall: Our focus for the fiscal year ended January 31, 2015 was to provide the Co-lead Agencies with input into the final EIS and permit work at our NorthMet Project, and obtain additional financing.

Loss for the year: During the year ended January 31, 2015, we incurred a loss of $7.276 million ($0.03 loss per share) compared to a loss of $8.132 million ($0.04 loss per share) during the year ended January 31, 2014. The decrease in the net loss for the year was primarily attributable to a decrease in investor and public relations in the current year to $1.276 million (prior year - $2.075 million) relating to the Rights Offering in the prior year. This was partially offset by an increase in finance costs in the current year to $1.816 million, (prior year - $1.465 million) relating to an increase in the accretion of the environmental rehabilitation provision.

Year ended January 31, 2014 compared with the year ended January 31, 2013

Overall: Our focus for the fiscal year ended January 31, 2014 was to provide the Co-lead Agencies with input into the SDEIS and permit work at our NorthMet Project, and obtain additional financing.

Loss for the year: During the year ended January 31, 2014, we incurred a loss of $8.132 million ($0.04 loss per share) compared to a loss of $6.626 million ($0.04 loss per share) during the year ended January 31, 2013. The increase in the net loss for the year was primarily attributable to an increase in investor and public relations in the current year to $2.075 million (prior year - $0.571 million) relating to the Rights Offering and an increase in finance costs in the current year to $1.465 million (prior year - $0.821 million) relating to an increase in the accretion of the environmental rehabilitation provision. These items were partially offset by a decrease in share-based compensation in the current year to $1.697 million (prior year - $2.255 million) primarily due to a shareholder approved modification of the expiry dates of outstanding share options in the prior year.

Goals and Outlook for fiscal 2016
Under NEPA, the preliminary final EIS incorporating appropriate responses to the comments will be reviewed by the Co-operating Agencies prior to publication of the final EIS in the Minnesota EQB Monitor and the Federal Register.

Publication of the final EIS and a subsequent adequacy decision by the MDNR and Records of Decision by the federal agencies are necessary before the land exchange can occur and various permits required to construct and operate the NorthMet Project can be issued.

The environmental review and permitting process is managed by the regulatory agencies and, therefore, timelines are not under our control. Understanding that, our objectives include:

•	Publication of the final EIS, which we anticipate will be in the summer of 2015;
•	Submission of permit applications around the same time as publication of the final EIS;
•	Decision on state permits within 150 days of application under state guidelines;
•	Records of Decision on the federal 404 Wetland Permit and the Land Exchange;
•	Completion of the Definitive Cost Estimate and Project Update; and
•	Construction finance plan including commitment of debt prior to the issuance of permits but subject to typical conditions precedent, such as receipt of permits.

We expect to spend approximately $30 million in the year to January 31, 2016. The primary focus remains completion of the environmental review and permitting process, which is anticipated to cost approximately $16 million. Other areas of focus include engineering and completion of the definitive cost estimates, which is anticipated to cost approximately $3 million.

We are in discussion with Glencore regarding a further extension of the $25 million initial principal convertible debentures and anticipate that either the term will be extended or Glencore will convert on or before September 30, 2015.

Prior to receipt of permits, we will seek to secure construction financing that would be available upon receipt of key permits, with construction and ramp-up to commercial production anticipated to take approximately 21 months.

We are in discussion with commercial banks and other financial institutions regarding construction finance.

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

Our capital management objective is to safeguard our ability to continue as a going concern in order to pursue the development of our mineral property. In the management of capital, we include the components of shareholders’ equity, convertible debt and non-convertible debt. We manage the capital structure and make adjustments to it depending on economic conditions and the rate of anticipated expenditures. To maintain or adjust the capital structure, we may attempt to issue new shares, issue new debt, acquire or dispose of assets. We have no externally imposed capital requirements.

In order to assist in management of our capital requirements, we prepare budgets that are updated as necessary depending on various factors. The budgets are approved by our Board of Directors.

Although we plan to have the resources to carry out our plans and operations through January 31, 2016, we do not currently have sufficient capital to meet our estimated project capital expenditure requirements and are currently in discussions to arrange sufficient capital to meet these requirements. During the upcoming fiscal year, our objective is to identify the source or sources from which we will obtain the capital required to complete the Project.

Year Ended January 31, 2015 compared with the year ended January 31, 2014

As at January 31, 2015 we had a working capital deficiency of $31.672 million compared with working capital of $1.872 million as at January 31, 2014 consisting primarily of cash and cash equivalents of $9.301 million (January 31, 2014 - $32.790 million), amounts receivable of $0.381 million (January 31, 2014 - $1.420 million), prepaid expenses of $1.108 million (January 31, 2014 - $1.195 million), accounts payable and accrued liabilities of $2.673 million (January 31, 2014 - $3.806 million), convertible debt of $33.451 million (January 31, 2014 - $31.967), non-convertible debt of $4.614 million (January 31, 2014 - $nil), and the current portion of environmental rehabilitation provision of $1.724 million (January 31, 2014 - $1.504 million).

Cash used in operating activities in the year ended January 31, 2015 was $4.196 million compared to cash used in the year ended January 31, 2014 of $8.034 million. The variance in cash is primarily due to changes in non-cash working capital balances and the above noted operating variances.

Cash provided by financing activities for the year ended January 31, 2015 was $7.977 million compared to cash provided in the year ended January 31, 2014 of $58.269 million. The current year includes funding of the non-convertible loan and proceeds from share option exercises. The prior year includes proceeds from the rights offering, funding of the Glencore bridge loan, and repayment of the Glencore bridge loan.

Cash used in investing activities for the year ended January 31, 2015 was $27.253 million compared to cash used in the year ended January 31, 2014 of $25.523 million. The increase was primarily due to increased efforts surrounding the SDEIS public comment period and review of comments received.

Including the effect of foreign exchange, total cash for the year ended January 31, 2015 decreased by $23.489 million for a balance of $9.301 million compared to the year ended January 31, 2014 where cash increased $24.702 million for a balance of $32.790 million.

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

Cash provided by financing activities for the year ended January 31, 2014 was $58.269 million compared to cash provided in the year ended January 31, 2013 of $10.130 million. The current year includes funding from the Rights Offering. The prior year includes exercise of share options and funding from share issuances to Glencore.

Cash used in investing activities for the year ended January 31, 2014 was $25.523 million compared to cash used in the year ended January 31, 2013 of $18.404 million. The increase was primarily due to increased spending on permitting prior to publication of the supplement draft EIS in December 2013.

Including the effect of foreign exchange, total cash for the year ended January 31, 2014 increased by $24.702 million for a balance of $32.790 million compared to the year ended January 31, 2013 where cash decreased $9.390 million to a balance of $8.088 million.

Financing Activities

The universal shelf registration on Form F-3 and short form base shelf prospectus were renewed in January 2013 for the same offering limit and covering the same securities. These documents allow us the option to offer and sell, from time to time in one or more offerings, up to $500 million of our debt securities, common shares, warrants and units in the United States for 36 months and Canada for 25 months. The Company is currently evaluating the renewal of the universal shelf registration in Canada. Unless otherwise specified the net proceeds from the offering of the securities will be used for construction finance for our copper, nickel, precious metals development project located in Minnesota and for working capital. There were no issuances of securities under these registrations during the years ended January 31, 2015 or 2014.

Glencore Financing
Since October 31, 2008 Glencore has entered into a series of financing agreements and a marketing agreement with us whereby Glencore committed to purchase all of our production of concentrates, metal, or intermediate products on market terms at the time of delivery, for at least the first five years of production. As part of the 2013 financing agreement, we entered into a Corporate Governance Agreement whereby from January 1, 2014, as long as Glencore holds 10% or more of our shares (on a fully diluted basis), Glencore shall have the right, but not obligation to designate at least one director and not more than the number of directors proportionate to Glencore's fully diluted ownership of us, rounded down to the nearest whole number, such number to not exceed 49% of the total board.

The financing agreements comprise $25.0 million initial principal debentures in calendar 2008 drawn in four tranches (Tranches A through D, together the “2008 Debenture”), $25.0 million placement of our common shares in calendar 2009 in two tranches, $30.0 million placement of our common shares in calendar 2010 in three tranches, $20.0 million placement of our common shares in calendar 2011 in one tranche, $20.960 million purchase of our common shares in the Rights Offering (the “Rights Offering”), and $30.0 million initial principal debentures in calendar 2015 drawn and to be drawn in four tranches. As a result of the series of financing transactions and the purchase by Glencore of our common shares previously owned by Cliffs, Glencore's current and potential ownership of us comprises:

•	78,724,821 shares representing 28.5% of our issued and outstanding common shares;

•	$25.0 million initial principal floating rate secured debentures due September 30, 2015. Including capitalized and accrued interest as at January 31, 2015, these debentures are exchangeable at $1.2920 per share into 25,891,843 of our common shares upon us giving Glencore notice that we have received permits necessary to start construction of NorthMet and availability of senior construction finance in a form reasonably acceptable to Glencore or are repayable on September 30, 2015. The exercise price of the exchange warrants and the number of warrants are subject to conventional anti-dilution provisions which were triggered upon close of the Rights Offering; and

•	Glencore holds warrants to purchase 6,458,001 common shares at $1.3007 per share at any time until December 31, 2015, subject to mandatory exercise if the 20-day Value Weighted Average Price (“VWAP”) of our common shares is equal to or greater than 150% of the exercise price and we provides notice to Glencore that we have received permits necessary to start construction of NorthMet and availability of senior construction finance, in a form reasonably acceptable to Glencore. The exercise price of the purchase warrants and the number of warrants are subject to conventional anti-dilution provisions which were triggered upon close of the Rights Offering.

If Glencore were to exercise all of its rights and obligations under these agreements, it would own 111,074,665 of our common shares, representing 36.0% on a partially diluted basis, that is, if no other options or warrants were exercised or 33.3% on a fully diluted basis, if all other options and warrants were exercised, whether they are currently in-the-money or not.

On April 10, 2013, we amended our previous financing arrangement and issued a Tranche E debenture (“2013 Debenture”) with the principal amount of $20.0 million to Glencore and Glencore agreed to a Standby Purchase Agreement (“Standby”) related to a proposed $60.480 million Rights Offering by the Company. Under the Standby, Glencore agreed to purchase any common shares offered under the Rights Offering that were not subscribed for by holders of the rights, subject to certain conditions and limitations. The 2013 Debenture carried a fixed interest rate of 4.721% per annum payable in cash monthly and was repaid upon the closing of the Rights Offering on July 5, 2013. We provided security by way of a guarantee and by our assets and our wholly-owned subsidiary. The 2013 Debenture was issued on April 11, 2013. We accounted for the 2013 Debenture issued initially at fair value and subsequently at its amortized cost. Transaction costs for the financing were $0.103 million.

Glencore purchased 31,756,979 of our common shares for $20.960 million upon closing of the Rights Offering on July 5, 2013.

On April 25, 2014 we and Glencore extended the term of the 2008 Debentures and the expiration date of the associated Exchange Warrants to the earlier of the Early Maturity Event (as defined above) or September 30, 2015. All other terms of both the debentures and the warrants described above are unchanged.

On January 28, 2015, we amended our previous financing arrangement and agreed to issue to Glencore new Tranche F, G, H, and I debentures with the total principal amount of $30.0 million. Tranche F in the amount of $8.0 million was issued on January 30, 2015. Tranche G in the amount of $8.0 million was issued subsequent to year end on April 15, 2015. Tranches H and I in the amounts of $8 million and $6 million respectively are to be issued on or before July 1 and October 1, 2015 respectively. The 2015 Debentures bear interest at 12-month US dollar LIBOR plus 8.0% per annum payable in cash upon maturity and matures on the earlier of (i) the availability of at least $100 million of finance provided we demonstrate repayment is prudent or (ii) March 31, 2016. We provided security by way of a guarantee and a pledge of our assets and our wholly-owned subsidiary. We recognized the Tranche F Debenture initially at fair value and subsequently accounted for the debenture at its amortized cost. Transaction costs for the financing were $0.150 million.

Iron Range Resources & Rehabilitation Board ("IRRRB") Financing
On June 30, 2011 we closed a $4.000 million loan from the IRRRB, a development agency created by the State of Minnesota to stabilize and enhance the economy of northeastern Minnesota. At the same time, we exercised our options to acquire two tracts of land as part of the proposed land exchange with the USFS. The loan is secured by the land acquired, carries a fixed interest rate of 5% per annum, compounded annually if not paid, and is repayable on the earlier of June 30, 2016 or the date which the related land is exchanged with the USFS (expected to occur within 12 months from January 31, 2015). We issued warrants giving the IRRRB the right to purchase 461,286 of our common shares at $2.1678 per share at any time until the earlier of June 30, 2016 and one year after permits are received.

AG for Waterfowl, LLP ("AG") Financing
In March 2012 we acquired a secured interest in land (“AG Land”) owned by AG that is permitted for restoration to wetland. AG subsequently assigned the agreement to EIP Minnesota, LLC (“EIP”) in September 2012. EIP will restore the wetlands and, upon completion, wetland credits are to be issued by the proper governmental authorities. In April 2015 we entered into a revised agreement with EIP whereby EIP will seek to sell to third parties credits that we do not need and, over time, reimburse us for our costs.

As part of the initial consideration, AG holds warrants to purchase 1,249,315 common shares at $1.3007 per share at any time until December 31, 2015, subject to mandatory exercise if the 20-day volume weighted average price (“VWAP”) of our shares is equal to or greater than $3.00 and we provide notice to AG that we have received permits necessary to start construction of the NorthMet Project. The exercise price of the purchase warrants and the number of warrants are subject to conventional anti-dilution provisions.

Rights Offering Financing
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

Other Financings
During the year ended January 31, 2015 we issued 75,000 shares (prior year– nil) upon exercise of options for proceeds of $0.081 million (prior year - $nil).

During the year ended January 31, 2015, we also issued 143,130 shares (prior year– 140,123) as partial payment for options to purchase land.

Escrowed Securities
As at January 31, 2015, we had the following outstanding securities held in escrow:

	Number of Securities
Designation of Class	held in Escrow	Percentage of Class
Common shares (1)	371,854	0.01%
Common shares (2)	350,353	0.01%

(1)	Common shares held by Andersen & Butterworth, P.A. were issued in connection with purchase of the Wetland Credit Intangible and have subsequently been released from escrow.

(2)	Common shares held by Farris, Vaughan, Wills & Murphy LLP and were issued as restricted shares to U.S. employees.

(c)	Research and Development, Patents and Licenses, Etc.

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

None.

(f)	Tabular Disclosure of Contractual Obligations

The following table lists as at January 31, 2015 information with respect to our known contractual obligations and environmental rehabilitation provision:

		Less than	1 – 3	3 – 5	More than
Contractual Obligations (in 000’s)	Total	1 year	years	years	5 years
Accounts payable and accrued liabilities	$2,673	$2,673	$-	$-	$-
Convertible debt	34,493	34,493	-	-	-
Non-convertible debt	13,747	5,111	8,636	-	-
Environmental rehabilitation provision	72,563	1,724	6,972	25,734	38,133
Commitments	3,900	2,964	616	204	116
Total	$127,376	$46,965	$16,224	$25,938	$38,249

(g)	Critical Accounting Policies

Our consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB, which requires the use of certain critical accounting estimates. These critical accounting estimates require management to make judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the financial statements.

Critical accounting estimates and judgments made in the preparation of these consolidated financial statements are as follows:

(i) Determination of mineral reserves

Reserves are estimates of the amount of product that can be economically and legally extracted from our property. In order to estimate reserves, estimates are required about a range of geological, technical and economic factors, including quantities, production techniques, production costs, capital costs, transport costs, demand, prices and exchange rates. Estimating the quantity of reserves requires the size, shape and depth of deposits to be determined by analyzing geological data. This process may require complex and difficult geological judgments to interpret the data. In addition, management will form a view of forecast sales prices, based on current and long-term historical average price trends. Changes in the proven and probable reserves estimates may impact the carrying value of property, plant and equipment, rehabilitation provisions, recognition of deferred tax amounts and depreciation, depletion and amortization.

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

For its mineral property interest the Company considers both external and internal sources of information in assessing whether there are any indications of impairment. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mineral property interests. Internal sources of information the Company considers include indications of economic performance of the asset. No impairment loss for of the mineral property interests was recorded for the year ended January 31, 2015 or January 31, 2014.

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

The following is a list of the names and ages of our directors and senior management:

Name	Age	Position
W. Ian L. Forrest	76	Chairman, Director
Jonathan Cherry	45	Director, President, and Chief Executive Officer
Matthew Daley	36	Director
David Dreisinger	57	Director
Alan R. Hodnik	55	Director
William Murray	66	Director
Stephen Rowland	53	Director
Michael M. Sill	53	Director
Douglas J. Newby	56	Chief Financial Officer
Bradley Moore	54	Executive Vice President, Environmental & Governmental Affairs

W. Ian L. Forrest has served as a member of our board of directors since October 2003 and our Chairman since July 2012. Mr. Forrest previously served as Chairman of our board until from May 2004 to February 2008 and Co-Chairman from January 2011 to July 2012. He also serves as the Chair on both our Business Development and Risk Management and our Nominating and Corporate Governance committees and serves on our Audit, our Compensation, and our Capital Finance committees. Mr. Forrest played an important role in our revival in 2003. Mr. Forrest is a member of the Institute of Chartered Accountants of Scotland. Mr. Forrest has more than 40 years of experience with public companies in the resource sector. His experience encompasses the areas of promotion, financing, exploration, production and company management. He has also participated in several notable projects including Gulfstream's North Dome gas discovery, Qatar, Reunion Mining's Scorpion zinc, Namibia, which was subsequently developed by Anglo American, and Ocean Diamond Mining, which pioneered the independent diamond dredging industry off the west coast of southern Africa. He also served as a director of Tanager Energy Inc. (formerly MGold Resources Inc.) until October, 2011 and Belmore Resources (Holdings) plc until July, 2011 when it was acquired by Lundin Mining Ltd. He currently serves on the boards of Georex SA and Poros SAS. Mr. Forrest was a director of Viatrade plc, which was put into receivership in August 2009. Mr. Forrest currently resides in Vaud, Switzerland.

Jonathan Cherry has served as our President and Chief Executive Officer and as a member of our board of directors since July 2012. He also serves as the Chair on both our Safety, Health and Environmental and our Capital Finance committees and serves on our Technical Steering committee. Prior to July 2012, Mr. Cherry’s career spanned more than 20 years with Rio Tinto where he worked in a number of positions, including general manager, where he was responsible for permitting and the initial development of the Eagle Mine in Michigan’s Upper Peninsula. His last position was Vice President with Rio Tinto, responsible for strategic direction in environmental permitting and compliance, legal matters and external relations related to mine development of the Resolution copper project in Arizona. Mr. Cherry is a licensed Professional Engineer. Mr. Cherry currently resides in Minnesota, United States.

Matthew Daley has served as a member of our board of directors since July 2014. He also serves on both our Technical Steering and our Safety, Health and Environmental committees. Mr. Daley started his career with Mount Isa Mines in Australia, then held senior management positions with Xstrata plc in Australia, Asia and South America before joining Glencore Xstrata plc in Canada in 2013. He is responsible for technical and project support for Glencore’s copper assets in Australia, Asia and the Americas. Mr. Daley currently resides in Ontario, Canada.

Dr. David Dreisinger has served as a member of our board of directors since October 2003. He serves on our Safety, Health and Environmental, our Audit, our Technical Steering and on our Nominating and Corporate Governance committees. Since 1988, Dr. Dreisinger has been a member of the faculty at the University of British Columbia in the Department of Materials Engineering and is currently Professor and Chairholder of the Industrial Research and Chair in Hydrometallurgy. He has published over 250 papers and has been extensively involved as a process consultant in industrial research programs with metallurgical companies. Dr. Dreisinger has participated in 19 U.S. patents for work in areas such as pressure leaching, ion exchange removal of impurities from process solutions, use of thiosulfate as an alternative to cyanide in gold leaching, and leach-electrolysis treatment of copper recovery from sulfide ores, and the Sepon Copper Process for copper recovery from sulfidic-clayey ores. Dr. Dreisinger serves as a director of Search Minerals, Inc. and as Vice President – Metallurgy for each of Baja Mining Corp, Search Minerals Inc., and TriMetals Mining Inc. Dr. Dreisinger currently resides in British Columbia, Canada.

Alan R. Hodnik has served as a member of our board of directors since March 2011. He also serves as the Chair on our Compensation Committee and serves on our Safety, Health and Environmental, our Business Development and Risk Management and our Nominating and Corporate Governance committees. Mr. Hodnik was named President of ALLETE, Inc. in May 2009, CEO in May 2010, and Chairman of that company in May 2011. Since joining ALLETE in 1982, Mr. Hodnik has served as Vice President-Generation Operations, Senior Vice President of Minnesota Power Operations, and Chief Operating Officer. As Chief Operating Officer, he led BNI Coal Mining, Superior Water Light & Power (SWLP) and transmission, distribution, generation, customer service and engineering for all aspects of Minnesota Power. Mr. Hodnik also serves on the Edison Electric Institute (EEI) Board of Directors. Mr. Hodnik was elected and served as Mayor of the City of Aurora, Minnesota from 1987-1998. The cities of Aurora and Hoyt Lakes co-host our PolyMet Erie Mine site location. He is a member of the board of Essentia Health-East Region and the Area Partnership for Economic Expansion (APEX). Mr. Hodnik currently resides in Minnesota, United States.

William Murray served as our Executive Chairman from February 2008 to December 2010 and has served as a member of our board of directors since March 2003. He previously served as our President and Chief Executive Officer from March 2003 until February 2008. He also serves as the Chair of our Technical Steering Committee and serves on our Business Development and Risk Management and our Compensation committees. Mr. Murray is an engineer in the mining industry with more than 35 years of experience in construction management, project evaluation in North America and Africa. From April 1993 to 2003, Mr. Murray provided consulting services to the mining industry as a principal of Optimum Project Services Ltd. Prior to that, Mr. Murray was employed by Fluor Daniel, a large U.S. Engineering & Construction contractor, as the Director of New Business from October 1989 to April 1993. From September 1981 to May 1986, Mr. Murray was a Director of Project Services at Denison Mines where he was part of the core team than built the $1.2 billion Quintette Coal project. From September 1970 to August 1981, Mr. Murray held a number of positions at Anglo American Corp in South Africa, principally in the Gold Division. Mr. Murray is also a director of Aura Minerals, Inc., and Prospero Silver Corp. Mr. Murray currently resides in British Columbia, Canada.

Stephen Rowland has served as a member of our board of directors since October 2008. He also serves on our Technical Steering Committee and as an ex-officio member of our Nominating and Corporate Governance Committee. Mr. Rowland has been an executive with Glencore, a diversified natural resources company, since 1988. Mr. Rowland has held various positions with responsibility for international trading in metals and minerals in London, Switzerland, and the United States. Prior to joining Glencore, Mr. Rowland started his career in 1985 with Cargill, Inc. in Minneapolis. Mr. Rowland currently resides in Connecticut, United States.

Michael M. Sill has served as a member of our board of directors since March 2011. He also serves as the Chair on our Audit Committee and serves on our Capital Finance, our Safety, Health and Environmental and our Compensation committees. Mr. Sill has served as President and CEO of Road Machinery & Supplies Co. since 1994, having joined the company in 1988. Road Machinery is a distributor of construction, mining and forestry equipment. Educated at Dartmouth College and J.L. Kellogg Graduate School of Management, Mr. Sill started his career as a financial analyst and commercial lending officer with The Northern Trust Company. He has served on the boards of the Associated Equipment Distributors, Associated General Contractors of Minnesota, the Twin Cities Regional Board of US Bank, and Dunwoody College of Technology. Mr. Sill currently resides in Minnesota, United States.

Douglas J. Newby has served as our Chief Financial Officer since November 2005. Mr. Newby has more than 30 years of experience in the evaluation and financing of mining companies and projects around the world. Before coming to PolyMet, Mr. Newby served variously as a Director, Executive Vice President, interim Chairman, President and Chief Executive Officer of Western Goldfields, Inc. (now New Gold, Inc.) a US-based gold mining company. Mr. Newby has also been President of Proteus Capital Corp., a corporate advisory firm that specializes in the natural resource industries, since July 2001. Mr. Newby served as Managing Director of Proteus Consultants Ltd. from January 1991 to July 2001. Prior to January 1991, Mr. Newby held senior positions with the investment banking firms of S.G. Warburg & Co., Inc., Morgan Grenfell & Co., and James Capel & Co. From June 2011 to August 2014 Mr. Newby served as a director of Coronet Metals, Inc., a Canadian company developing a gold mine in Peru. Mr. Newby currently resides in New York, United States.

Bradley Moore has served as our Executive Vice President, Environmental & Government Affairs since January 2011. Mr. Moore has nearly 30 years experience in regulatory and government relation positions. He served as Commissioner of the Minnesota Pollution Control Agency from 2006 to 2008, and as Assistant Commissioner for Operations of the Minnesota Department of Natural Resources (“MDNR”) from January 1999 to August 2006. Prior to that, he worked in leadership and policy analyst positions with the MDNR and the Minnesota Department of Public Service (now the Department of Commerce). In December 2008, Mr. Moore joined Barr Engineering as Senior Advisor, Public and Governmental Affairs where he advised several companies on environmental strategy. Mr. Moore currently resides in Minnesota, United States.

B.	Statement of Executive Compensation

During the fiscal year ended January 31, 2015, we had five Named Executive Officers (“NEOs”) (for the purposes of applicable securities legislation): Jonathan Cherry, President and Chief Executive Officer; Douglas Newby, Chief Financial Officer; Bradley Moore, Executive Vice President, Environmental & Governmental Affairs; Andrew Ware, Chief Geologist; and Bruce Richardson, Vice President, Corp Communications and External Affairs. Mr. Ware and Mr. Richardson are not executive officers (for the purposes of applicable securities legislation) but constitute NEOs.

The following table sets forth the compensation paid to our Named Executive Officers for the fiscal year ended January 31, 2015:

			Pension,
	Salaries	Options /	Retirement
	Commissions	Restricted	and Similar	Total
Named Executive Officer	and Bonuses	Share Units	Benefits(1)	Compensation
Jonathan Cherry, Director, President and Chief Executive Officer	$509,500	$488,800	$21,000	$1,019,300
Douglas Newby, Chief Financial Officer	317,700	207,100	7,500	532,300
Bradley Moore, Executive Vice President, Environmental and Governmental Affairs	241,500	134,800	12,000	388,300
Andrew Ware, Chief Geologist	184,600	104,000	9,000	297,600
Bruce Richardson, Vice President, Corp Communications and External Affairs	$184,000	$102,000	$9,000	$295,000

(1) Balances represent Company contributions under 401k pension plans.

The Company has no pension plan or other arrangement for non-cash compensation to the NEOs.

Other than the arrangements noted in the tables above and below, during the fiscal year ended January 31, 2015, no compensation was paid or is payable by us to the directors of the Company, or our subsidiaries, if any, for their services in their capacity as directors, including any amounts payable for committee participation or special assignments;

		Options/Restricted	Total
Director	Director’s Fees	Share Units	Compensation
W. Ian L. Forrest	$50,000	$25,500	$75,500
David Dreisinger	40,000	25,500	65,500
Alan R. Hodnik	40,000	25,500	65,500
William Murray	40,000	25,500	65,500
Stephen Rowland	40,000	25,500	65,500
Michael M. Sill	40,000	25,500	65,500
Matthew Daley	$20,000	$109,500	$129,500

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

Our Audit Committee consists of Michael M. Sill (Chair), W. Ian L. Forrest, and Dr. David Dreisinger, all of whom are independent directors. Mr. Forrest meets the criteria of an “Audit Committee Financial Expert” under the applicable rules and regulations of the SEC and such designation has been ratified by the Board of Directors. The Audit Committee oversees our auditing procedures, receives and accepts the reports of our independent chartered accountants, oversees our internal systems of accounting and management controls, and makes recommendations to the Board of Directors as to the selection and appointment of our auditors.

Our Compensation Committee consists of Alan R. Hodnik (Chair), W. Ian L. Forrest, William Murray and Michael M. Sill, all of whom are independent directors. The function of the Compensation Committee is to administer the 2007 PolyMet Omnibus Share Compensation Plan and to have authority over the salaries, bonuses, and other compensation arrangements of our executive officers.

Our Nominating and Corporate Governance Committee consists of W. Ian L. Forrest (Chair), Alan R. Hodnik, and David Dreisinger, all of whom are independent directors. Stephen Rowland is an ex-officio member as he is not considered independent. The committee (1) identifies individuals qualified to become members of the Board, (2) selects, or recommends to the Board, the director nominees for the next annual shareholders meeting, (3) selects candidates to fill any vacancies on the Board, and (4) develops and recommends to the Board a set of corporate governance principles applicable to PolyMet.

D.	Employees

As at January 31, 2015 we had 24 full-time employees, with 1 located in our Toronto office, 15 located in our Hoyt Lakes office, and 8 located in our St. Paul office. None of our employees are covered by a collective bargaining agreement. We believe that our relations with our employees are good.

E.	Share Ownership

See Item 7(A) for shareholdings of persons listed in Item 6(B).

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth certain information that has been provided to us regarding the beneficial ownership of our common shares as of April 14, 2015 by those known to our management to be (i) the beneficial owner of more than 5% of our outstanding common shares, (ii) our directors, (iii) our current executive officers identified under Item 6(A), and (iv) all directors and executive officers as a group.

Name and Address of	Amount and Nature of	Percent of
Beneficial Owner (1)	Beneficial Ownership (2)	Common Shares (3)
William Murray (4)	3,837,854	1.4%
W. Ian L. Forrest (5)	3,629,500	1.3%
Jonathan Cherry (6)	3,486,115	1.3%
David Dreisinger (7)	2,314,450	*
Douglas J. Newby (8)	1,975,750	*
Michael M. Sill (9)	1,030,201	*
Stephen Rowland (10)	900,000	*
Alan R. Hodnik (11)	850,500	*
Bradley Moore (12)	685,176	*
Matthew Daley (13)	250,000	*
Total directors and executive officers as a group (14)	18,959,546	6.8%
5% or more shareholders:
Glencore (15)	111,373,135	36.0%
Baarermattstrasse 3
CH-6341 Baar, Switzerland

* Less than 1.0%

(1)	The address of each person, unless otherwise noted, is c/o PolyMet Mining Corp., 100 King Street West, Suite 5700, Toronto, Ontario M5X 1C7.

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

(3)

For each person and group included in the table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group as described above by the sum of the 276,467,262 common shares outstanding on April 14, 2015 and the number of common shares that such person or group had the right to acquire on or within 60 days of that date, including, but not limited to, upon the exercise of options and upon vesting and payment of restricted stock units.

(4)

Includes 1,007,090 common shares directly owned by Mr. Murray and 1,430,764 common shares held in the name of Group 4 Ventures of which he is the sole shareholder, 300,000 common shares issuable upon exercise of options at an exercise price of CDN$1.1793 per share set to expire on September 19, 2015, 450,000 common shares issuable upon exercise of options at an exercise price of CDN$2.3932 per share set to expire on March 20, 2016, 200,000 common shares issuable upon exercise of options at an exercise price of $0.7110 per share set to expire on February 17, 2019, 150,000 common shares issuable upon exercise of options at an exercise price of $0.8237 per share set to expire July 11, 2022 and 300,000 common shares issuable upon exercise of options at an exercise price of $0.9800 per share set to expire December 16, 2023. In addition, Mr. Murray has the right, upon certain milestones, to receive 93,825 common shares issuable under Restricted Share Units for which he currently has neither voting nor dispositive rights.

(5)

Includes 2,217,000 common shares owned in the name of Micor Trading SA of which Mr. Forrest is a director and has voting and dispositive control, 562,500 common shares owned in the name of Panares Resources Inc. of which he is a director and has voting and dispositive control, 150,000 common shares issuable upon exercise of options at an exercise price of CDN$1.1793 per share set to expire on September 19, 2015, 250,000 common shares issuable upon exercise of options at an exercise price of CDN$2.3932 per share set to expire on March 20, 2016, 150,000 common shares issuable upon exercise of options at an exercise price of $0.7110 per share set to expire on February 17, 2019 and 300,000 common shares issuable upon exercise of options at an exercise price of $0.9800 per share set to expire December 16, 2023. In addition, Mr. Forrest has the right, upon certain milestones, to receive 53,571 common shares issuable under Restricted Share Units for which he currently has neither voting nor dispositive rights.

(6)

Includes 664,095 common shares directly owned by Mr. Cherry, 91,353 restricted common shares for which he has voting power but does not currently have dispositive control, 1,666,667 common shares issuable upon exercise of options at an exercise price of $0.7613 per share set to expire on June 21, 2022, 562,000 common shares issuable upon exercise of options at an exercise price of $0.98 set to expire January 17, 2024, and 502,000 common shares issuable upon exercise of options at an exercise price of $1.0700 set to expire January 5, 2020. In addition, Mr. Cherry holds currently un-exercisable options to acquire 833,333 common shares at an exercise price of $0.7613 per share set to expire on June 21, 2022 and has the right, upon certain milestones, to receive 347,625 common shares issuable under Restricted Share Units for which he currently has neither voting nor dispositive rights.

(7)

Includes 1,314,450 common shares directly owned by Dr. Dreisinger, 150,000 common shares issuable upon exercise of options at an exercise price of CDN$1.1793 per share set to expire on September 19, 2015, 250,000 common shares issuable upon exercise of options at an exercise price of CDN$2.3932 per share set to expire on March 20, 2016, 150,000 common shares issuable upon exercise of options at an exercise price of $0.7110 per share set to expire on February 17, 2019, 150,000 common shares issuable upon exercise of options at an exercise price of $0.7977 per share set to expire on January 7, 2023 and 300,000 common shares issuable upon exercise of options at an exercise price of $0.9800 per share set to expire December 16, 2023. Mr. Dreisinger has the right, upon certain milestones, to receive 53,571 common shares issuable under Restricted Share Units for which he currently has neither voting nor dispositive rights.

(8)

Includes 65,000 common shares held in the name of Proteus Capital Corp. of which Mr. Newby is the President and controlling shareholder, 323,750 common shares directly owned by Mr. Newby, 45,000 restricted common shares for which he has voting power but does not currently have dispositive control, 100,000 common shares issuable upon exercise of options at an exercise price of CDN$0.9972 per share set to expire on December 5, 2015, 500,000 common shares issuable upon exercise of options at an exercise price of CDN$2.3932 per share set to expire on March 20, 2016, 200,000 common shares issuable upon exercise of options at an exercise price of $1.0318 per share set to expire on March 8, 2022, 100,000 common shares issuable upon exercise of options at an exercise price of $0.7977 per share set to expire on January 7, 2023, 219,000 common shares issuable upon exercise of options at an exercise price of $0.9800 set to expire January 17, 2024, and 213,000 common shares issuable upon exercise of options at an exercise price of $1.0700 set to expire January 5, 2020 in Mr. Newby’s name; and 210,000 common shares issuable upon exercise of options at an exercise price of CDN$1.1793 per share set to expire on September 19, 2015 held in the name of Proteus Capital Corp. In addition, Mr. Newby has the right, upon certain milestones, to receive 140,803 common shares issuable under Restricted Share Units for which he currently has neither voting nor dispositive rights.

(9)

Includes 251,500 common shares directly owned by Mr. Sill, 6,201 common shares held in the name of Matthew Sill, 22,500 common shares held in the name of Michael R. Sill Family Trust, of which Mr. Sill is a trustee, 250,000 common shares issuable upon exercise of options by Mr. Sill at an exercise price of USD $1.7689 per share set to expire on March 10, 2021, 200,000 common shares issuable upon exercise of options at an exercise price of $1.0318 per share set to expire on March 8, 2022 and 300,000 common shares issuable upon exercise of options at an exercise price of $0.9800 per share set to expire December 16, 2023. In addition, Mr. Sill has the right, upon certain milestones, to receive 53,571 common shares issuable under Restricted Share Units for which he currently has neither voting nor dispositive rights.

(10)

Includes 150,000 common shares directly owned by Mr. Rowland, 250,000 common shares issuable upon exercise of options by Mr. Rowland at an exercise price of $1.0318 per share set to expire on March 8, 2022, 300,000 common shares issuable upon exercise of options at an exercise price of $0.9800 per share set to expire December 16, 2023 and 200,000 common shares issuable upon exercise of options at an exercise price of $0.9300 per share set to expire January 9, 2024. In addition, Mr. Rowland has the right, upon certain milestones, to receive 53,571 common shares issuable under Restricted Share Units for which he currently has neither voting nor dispositive rights.

(11)

Includes 100,500 common shares directly owned by Mr. Hodnik, 250,000 common shares issuable upon exercise of options by Mr. Hodnik at an exercise price of USD $1.7689 per share set to expire on March 10, 2021, 200,000 common shares issuable upon exercise of options at an exercise price of $1.0318 per share set to expire on March 8, 2022 and 300,000 common shares issuable upon exercise of options at an exercise price of $0.9800 per share set to expire December 16, 2023. In addition, Mr. Hodnik has the right, upon certain milestones, to receive 53,571 common shares issuable under Restricted Share Units for which he currently has neither voting nor dispositive rights.

(12)

Includes 87,176 common shares directly owned by Mr. Moore, 200,000 common shares issuable upon exercise of options at an exercise price of $1.8816 per share set to expire on January 25, 2021, 100,000 common shares issuable upon exercise of options at an exercise price of $1.0318 per share set to expire on March 8, 2022, 160,000 common shares issuable upon exercise of options at an exercise price of $0.9800 per share set to expire January 17, 2024, and 138,000 common shares issuable upon exercise of options at an exercise price of $1.0700 per share set to expire on January 5, 2020. In addition, Mr. Moore holds currently un-exercisable options to acquire 100,000 common shares at an exercise price of $1.8816 per share set to expire on January 25, 2021 and has the right, upon certain milestones, to receive 55,720 common shares issuable under Restricted Share Units for which he currently has neither voting nor dispositive rights.

(13)

Includes 250,000 common shares issuance upon exercise of options at an exercise price of $1.0700 per share set to expire on July 9, 2024. In addition, Mr. Daley has the right, upon certain milestones, to receive 23,809 common shares issuable under Restricted Share Units for which he currently has neither voting nor dispositive rights.

(14)

Includes 8,202,526 common shares owned, 10,620,667 common shares issuable upon exercise of options, and 136,353 restricted common shares for which the holder has voting power but does not currently have dispositive control. Does not include 929,637 common shares issuable under Restricted Share Units for which the holder currently has neither voting nor dispositive rights nor currently un-exercisable options to acquire 933,333 common shares.

(15)

Includes 78,724,821 common shares owned, $25.0 million initial principal debentures exchangeable into 26,190,313 of our common shares (including interest capitalized as at March 31, 2015) and warrants to acquire 6,458,001 of our common shares at $1.3007 per share.

Our shareholder who beneficially owns more than 5% of our common shares outstanding do not have voting rights different from any other shareholders of common shares.

As at April 14, 2015, there were 335 holders of record of our common shares of which 261 were U.S. residents owning 24.0% of our outstanding common shares.

B.	Related Party Transactions

We conducted transactions with senior management, directors and persons or companies related to these individuals, and paid or accrued amounts as follows:

	Year ended January 31,
(in $000’s)	2015	2014	2013

Salaries and other short-term benefits	$1,509	$1,718	$1,468
Other long-term benefits	49	60	54
Termination benefits	-	-	279
Share-based payments (1)	1,093	2,366	2,102
Total	$2,651	$4,144	$3,903

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

As a result of Glencore’s ownership of 28.5% of the Company it is also a related party. Transactions with Glencore are described in Item 5(b) above.

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

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See Item 18.

Legal Proceedings and Regulatory Actions

To the knowledge of Company’s management, there are no material legal proceedings or regulatory actions outstanding to which the Company is a party, or to which any of its property is subject to during the financial year ended January 31, 2015, and no such proceedings or regulatory actions are known to the Company to be threatened or pending, as of the date hereof.

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

On April 15, 2015, the Company issued to Glencore a Tranche G Debenture in the initial principal amount of $8.0 million. The debenture bears interest at 12-month US dollar LIBOR plus 8.0% . The Company has provided security on the debenture covering all of the assets of PolyMet and PolyMet US, including a pledge of PolyMet’s 100% shareholding in PolyMet US. The due date of the Tranche G Debenture is the earlier of (i) the availability of at least $100 million of finance provided we demonstrate repayment is prudent or (ii) March 31, 2016, on which date all principal and interest accrued to such date will be due and payable.

ITEM 9. THE OFFER AND LISTING

A.	The Offer and Listing Details

The following table outlines the annual high and low market prices for the five most recent fiscal years:

	TSX		NYSE MKT
Fiscal Year	High	Low	High	Low
Ended	(CDN$)	(CDN$)	(US$)	(US$)
January 31, 2015	1.66	1.08	1.50	1.00
January 31, 2014	1.34	0.69	1.28	0.67
January 31, 2013	1.37	0.73	1.37	0.70
January 31, 2012	2.61	1.00	2.65	0.97
January 31, 2011	3.56	1.33	3.38	1.26

The following table outlines the high and low market prices for each fiscal financial quarter for the two most recent fiscal periods:

	TSX		NYSE MKT
Fiscal Quarter	High	Low	High	Low
Ended	(CDN$)	(CDN$)	(US$)	(US$)
January 31, 2015	1.38	1.17	1.18	1.01
October 31, 2014	1.36	1.14	1.25	1.04
July 31, 2014	1.38	1.08	1.26	1.00
April 30, 2014	1.66	1.13	1.50	1.02
January 31, 2014	1.34	0.77	1.28	0.74
October 31, 2013	0.91	0.69	0.88	0.67
July 31, 2013	1.21	0.74	1.19	0.68
April 30, 2013	1.27	1.02	1.25	0.99

The following table outlines the high and low market prices for the periods indicated:

	TSX			NYSE MKT
	High	Low	Total Volume	High	Low	Total Volume
Month Ended	(CDN$)	(CDN$)	(#)	(US$)	(US$)	(#)
April 1 – 14, 2015	1.61	1.56	109,400	1.29	1.25	1,427,000
March 31, 2015	1.70	1.35	642,900	1.33	1.09	6,982,000
February 28, 2015	1.38	1.26	516,900	1.10	1.04	3,209,400
January 31, 2015	1.38	1.23	505,700	1.18	1.05	3,652,200
December 31, 2014	1.24	1.19	450,900	1.08	1.01	3,429,100
November 30, 2014	1.28	1.17	281,800	1.13	1.05	2,856,900
October 31, 2014	1.21	1.14	266,100	1.08	1.04	3,440,600
September 30, 2014	1.32	1.20	173,700	1.21	1.04	3,999,800
August 30, 2014	1.36	1.26	181,200	1.25	1.15	2,626,00
July 31, 2014	1.36	1.11	311,000	1.24	1.06	4,205,100
June 30, 2014	1.25	1.08	349,000	1.17	1.00	4,638,900
May 31, 2014	1.38	1.25	320.600	1.26	1.15	3,611,500
April 30, 2014	1.55	1.25	574,600	1.41	1.15	7,438,900
March 31, 2014	1.66	1.26	1,341,800	1.50	1.14	14,285,100
February 28, 2014	1.31	1.13	751,400	1.19	1.02	7,334,700

B.	Plan of Distribution

Not applicable.

C.	Markets

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

The following is a summary of each material contract, other than contracts entered into in the ordinary course of business, to which we are a party, for the two years preceding the date of this document:

•	Acquisition of the mine site lease, see Item 4(D)(c)(i) for a complete description.
•	Acquisition of the Erie Plant and associated infrastructure acquired in the Asset Purchase Agreements I and II, see Item 4(D)(c)(ii) for a complete description.
•	Share purchase agreement entered into with Glencore, see Item 5(B) for a complete description.

D.	Exchange Controls

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

Certain Canadian Federal Income Tax Consequences
The following is a summary of the material Canadian federal income tax considerations generally applicable to a holder of our common shares who, at all relevant times for the purposes of the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Tax Act”), is not, and is not deemed to be, resident in Canada, deals at “arm’s length” with and is not “affiliated” with us, holds their common shares as capital property and has not and will not enter into a “derivative forward transaction” (as defined in the Tax Act) with respect to the common shares of the Company.

Common shares of the Company will generally be considered to be capital property of a holder unless such common shares are held in the course of carrying on a business in Canada or were acquired in one or more transactions considered to be an adventure in the nature of trade for the purposes of the Tax Act. Special rules, which are not discussed in this summary, may apply to a non-resident holder that is an insurer that carries on business in Canada and elsewhere.

This summary is based on the current provisions of the Tax Act, all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister prior to the date hereof (the “Tax Proposals”), and the current published administrative policies and assessing practices of the Canada Revenue Agency (“CRA”). This summary assumes that all Tax Proposals will be enacted in the form proposed; however no assurance can be given that the Tax Proposals will be enacted in the form proposed or at all. This summary does not otherwise take into account or anticipate any changes in law, whether by judicial, administrative or legislative decision or action or changes in CRA’s administrative and assessing policies and practices, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from those described herein. The provisions of the Tax Act are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention (1980), as amended (the “Convention”). This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular holder. This summary is not exhaustive of all possible Canadian federal income tax consequences that may affect holders of common shares. Accordingly, holders should consult their own tax advisors with respect to their particular circumstances.

Dividends on Common Shares
Under the Tax Act, a non-resident of Canada is generally subject to Canadian withholding tax at the rate of 25 percent on dividends paid or credited, or deemed to have been paid or credited, by the Company. We are responsible for withholding this tax at source. The Convention generally limits the rate of withholding tax on dividends to 15 percent if the shareholder is a resident of the U.S., the dividends are beneficially owned by and paid to such shareholder, and such shareholder is entitled to benefits under the Convention. The rate of withholding tax may be reduced to 5 percent if, in addition to the above, the shareholder is a company that beneficially owns at least 10 percent of the voting stock of the Company.

Disposition of Common Shares
Under the Tax Act, a taxpayer’s capital gain or capital loss from a disposition of a share of the Company is the amount, if any, by which the taxpayer’s proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of the taxpayer’s adjusted cost base of the share and reasonable expenses of disposition. The capital gain or loss is generally computed in Canadian currency using a weighted average adjusted cost base for identical properties.

A non-resident of Canada is generally not subject to tax under the Tax Act in respect of a capital gain realized upon the disposition or deemed disposition of a share of a class that is listed on a “designated stock exchange” (which includes the TSX) unless the share is “taxable Canadian property” of the holder and the holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the holder is resident.

Generally, provided that the common shares of the Company are listed on a “designated stock exchange” (which includes the TSX) at the time of disposition or deemed disposition, a common share will not constitute taxable Canadian property of a holder, unless at any time during the 60-month period immediately preceding the disposition or deemed disposition, (i) the non-resident holder, persons with whom the non-resident holder did not deal at arm’s length, or partnerships in which the holder or persons with whom the holder did not deal at arm’s length holds a membership interest directly or indirectly through one or more partnerships, or the holder together with any such persons and partnerships, owned 25% or more of our issued shares of any class or series of the Company; and (ii) more than 50% of the fair market value of the common shares was derived, directly or indirectly, from one or any combination of real or immovable property situated in Canada, “Canadian resource property” (as defined in the Tax Act), “timber resource property” (as defined in the Tax Act) and an option in respect of, an interest in, or for civil law rights in, such property. Notwithstanding the foregoing, a common share may be deemed to be taxable Canadian property in certain circumstances set out in the Tax Act. Holders whose common shares may constitute taxable Canadian property should consult with their own tax advisors.

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

Information Reporting; Backup Withholding Tax
Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, recently enacted legislation generally imposes new U.S. return disclosure obligations (and related penalties) on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of $50,000. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non–U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their Common Shares are held in an account at a domestic financial institution. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns under these rules, including the requirement to file an IRS Form 8938.

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

None of the following companies, partnerships or persons, each being persons or companies who have prepared or supervised the preparation of reports relating to the Corporation’s mineral properties and whose profession or business gives authority to such reports, or partner thereof, as applicable, received or has received a direct or indirect interest in the property of the Corporation or of any associate or affiliate of the Corporation. As of the date hereof, the aforementioned persons and persons at the companies specified above who participated in the preparation of such reports, as a group, beneficially own, directly or indirectly, less than 1 % of our outstanding securities of any class and less than 1% of the outstanding securities of any class of our associates or affiliates, except for David Dreisinger and William Murray, who are both directors of the Corporation:

•	Pierre Desautels, P. Geo., of AGP Mining Consultants Inc., of Barrie, ON;
•	Gordon Zurowski, P. Eng., of AGP Mining Consultants Inc. , of Barrie, ON;
•	Karl Everett, P. E., of Foth Infrastructure & Environment LLC; of Duluth, MN;
•	David Dreisinger, Ph.D., P Eng., of Dreisinger Consulting Inc., of Delta, BC; and
•	William Murray, P. Eng., of Optimum Project Services Ltd., of Richmond, BC

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

Based on net exposures as at January 31, 2015, a 10% change in the Canadian / United States exchange rate would have impacted the Company’s loss by approximately $9,000.

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

Management has assessed the effectiveness of our internal control over financial reporting as at January 31, 2015. In making its assessment, management has used the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to evaluate our internal control over financial reporting.

Based on its assessment, management has concluded that, as at January 31, 2015, our internal control over financial reporting is effective.

C. Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company's internal control over financial reporting as of January 31, 2015, has been audited by PricewaterhouseCoopers LLP, independent auditors, as stated in their report which appears herein.

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

The Code of Ethics is included as Exhibit 11.1.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following outlines the expenditures for accounting fees billed and paid for the last two fiscal periods ended:

Financial Year		Audit Related
Ending	Audit Fees	Fees	Tax Fees	All Other Fees
January 31, 2015	CDN $190,000	CDN $52,500	CDN $27,500	CDN $Nil
January 31, 2014	CDN $185,000	CDN $85,500	CDN $22,300	CDN $Nil

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

POLYMET MINING CORP.

CONSOLIDATED FINANCIAL STATEMENTS

As at January 31, 2015 and 2014
And for the years ended January 31, 2015, 2014, and 2013

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

Management has assessed the effectiveness of the Company’s internal control over financial reporting as at January 31, 2015. In making its assessment, management has used the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to evaluate the Company’s internal control over financial reporting. Based on this assessment, management has concluded that the Company’s internal control over financial reporting was effective as at that date.

The effectiveness of the Company’s internal control over financial reporting as at January 31, 2015 has been audited by PricewaterhouseCoopers LLP, our independent auditors, as stated in their report, which appears herein.

/S/ Jonathan Cherry	/S/ Douglas Newby
Jonathan Cherry	Douglas Newby
President and Chief Executive Officer	Chief Financial Officer

Independent Auditor’s Report

To the Shareholders of PolyMet Mining Corp.

We have completed integrated audits of PolyMet Mining Corp.’s 2015, 2014 and 2013 consolidated financial statements and its internal control over financial reporting as at January 31, 2015. Our opinions, based on our audits are presented below.

Report on the consolidated financial statements
We have audited the accompanying consolidated financial statements of PolyMet Mining Corp., which comprise the consolidated balance sheets as at January 31, 2015 and January 31, 2014 and the consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended January 31, 2015, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

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

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of PolyMet Mining Corp. as at January 31, 2015 and January 31, 2014 and its financial performance and its cash flows for each of the three years in the period ended January 31, 2015 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on internal control over financial reporting
We have also audited PolyMet Mining Corp.’s internal control over financial reporting as at January 31, 2015, based on criteria established in Internal Control–Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

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

Opinion
In our opinion, PolyMet Mining Corp. maintained, in all material respects, effective internal control over financial reporting as at January 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

signed “PricewaterhouseCoopers LLP”

Chartered Accountants
Vancouver, British Columbia
April 21, 2015

PolyMet Mining Corp.
Consolidated Balance Sheets
All figures in thousands of U.S. Dollars

	January 31,	January 31,
	2015	2014
ASSETS

Current
Cash and cash equivalents	$9,301	$32,790
Amounts receivable	381	1,420
Prepaid expenses	1,108	1,195
	10,790	35,405
Non-Current
Mineral Property, Plant and Equipment (Notes 3 and 4)	296,247	246,028
Wetland Credit Intangible (Note 5)	6,192	6,092

Total Assets	$313,229	$287,525

LIABILITIES

Current
Accounts payable and accrued liabilities	$2,673	$3,806
Convertible debt (Notes 7 and 8)	33,451	31,967
Non-convertible debt (Notes 7 and 9)	4,614	-
Environmental rehabilitation provision (Note 6)	1,724	1,504
	42,462	37,277
Non-Current
Non-convertible debt (Note 9)	7,855	4,276
Environmental rehabilitation provision (Note 6)	70,536	49,640

Total Liabilities	120,853	91,193

SHAREHOLDERS’ EQUITY

Share Capital (Note 10)	241,489	240,330
Share Premium	3,007	3,007
Equity Reserves	51,704	49,543
Deficit	(103,824)	(96,548)

Total Shareholders’ Equity	192,376	196,332

Total Liabilities and Shareholders’ Equity	$313,229	$287,525

Nature of Business and Liquidity (Notes 1 and 16)
Commitments and Contingencies (Note 14)
Subsequent Event (Note 16)

ON BEHALF OF THE BOARD OF DIRECTORS:
/S/ Jonathan Cherry	, Director	/S/ William Murray	, Director

- See Accompanying Notes -

PolyMet Mining Corp.
Consolidated Statements of Loss and Comprehensive Loss
All figures in thousands of U.S. Dollars, except for number of shares and loss per share

	For the years ended January 31,
	2015	2014	2013
General and Administrative
Salaries and benefits	$1,422	$1,379	$1,394
Share-based compensation (Note 10)	1,121	1,697	2,255
Director fees and expenses	295	293	290
Professional fees	409	426	455
Filing and regulatory fees	173	81	281
Investor and public relations	1,276	2,075	571
Travel	323	295	305
Rent and other office expenses	247	225	180
Insurance	191	157	139
Amortization	32	26	38
	5,489	6,654	5,908

Other Expenses (Income)
Finance costs (Note 11)	1,816	1,465	821
Loss / (gain) on foreign exchange	11	18	(44)
Loss on sale of investment	-	48	-
Rental income	(40)	(53)	(59)
	1,787	1,478	718

Loss for the year	7,276	8,132	6,626

Other Comprehensive Loss
Components of other comprehensive loss that are reclassified to profit or loss:
Unrealized loss (gain) on investment	-	(7)	13
Reclassification adjustment on sale of investment	-	(48)	-
Total Comprehensive Loss for the Year	$7,276	$8,077	$6,639

Basic and Diluted Loss per Share	$(0.03)	$(0.04)	$(0.04)

Weighted Average Number of Shares	275,726,953	236,303,304	178,949,306

- See Accompanying Notes -

PolyMet Mining Corp.
Consolidated Statements of Changes in Shareholders’ Equity
All figures in thousands of U.S. Dollars, except for number of shares

	Share Capital (authorized = unlimited)			Equity Reserves
		Paid-in		Warrants and	Accumulated	Total		Total
	Issued	Share	Share	Share-based	Other	Equity		Shareholders'
	Shares	Capital	Premium	Payments	Comp Loss	Reserves	Deficit	Equity
Balance - February 1, 2012	174,738,124	$168,434	$2,132	$43,632	$(42)	$43,590	$(81,790)	$132,366
Loss and comprehensive loss for the year	-	-	-	-	(13)	(13)	(6,626)	(6,639)
Equity offering and issuance costs	5,000,000	9,107	875	-	-	-	-	9,982
Purchase of wetland credit intangible	2,788,902	3,375	-	525	-	525	-	3,900
Payment of land purchase options	87,174	89	-	-	-	-	-	89
Exercise of share options	185,000	210	-	(62)	-	(62)	-	148
Modification of share options	-	-	-	795	-	795	-	795
Share-based compensation	450,882	-	-	1,884	-	1,884	-	1,884
Bonus share cost amortization	-	-	-	387	-	387	-	387
Balance - January 31, 2013	183,250,082	$181,215	$3,007	$47,161	$(55)	$47,106	$(88,416)	$142,912
Loss and comprehensive loss for the year	-	-	-	-	55	55	(8,132)	(8,077)
Rights offering and issuance costs (Note 10)	91,636,202	58,372	-	-	-	-	-	58,372
Payment of land purchase options	140,123	125	-	-	-	-	-	125
Share-based compensation (Note 10)	548,985	618	-	1,693	-	1,693	-	2,311
Bonus share cost amortization (Note 10)	-	-	-	689	-	689	-	689
Balance - January 31, 2014	275,575,392	$240,330	$3,007	$49,543	$-	$49,543	$(96,548)	$196,332
Loss and comprehensive loss for the year	-	-	-	-	-	-	(7,276)	(7,276)
Payment of land purchase options	143,130	157	-	-	-	-	-	157
Exercise of share options (Note10)	75,000	161	-	(80)	-	(80)	-	81
Share-based compensation (Note 10)	557,852	841	-	1,671	-	1,671	-	2,512
Bonus share cost amortization (Note 10)	-	-	-	570	-	570	-	570
Balance - January 31, 2015	276,351,374	$241,489	$3,007	$51,704	$-	$51,704	$(103,824)	$192,376

- See Accompanying Notes -

PolyMet Mining Corp.
Consolidated Statements of Cash Flows
All figures in thousands of U.S. Dollars

	For the years ended January 31,
	2015	2014	2013
Operating Activities
Loss for the year	$(7,276)	$(8,132)	$(6,626)
Items not involving cash
Amortization	32	26	38
Environmental rehabilitation provision accretion (Note 6)	1,639	1,521	792
Share-based compensation (Note 10)	1,121	1,697	2,255
Loss on sale of investment	-	48	-
Unrealized foreign exchange loss	17	10	-
Changes in non-cash working capital
Amounts receivable	1,039	(590)	(390)
Prepaid expenses	87	(424)	163
Accounts payable and accrued liabilities	(855)	(2,190)	2,652
Net cash used in operating activities	(4,196)	(8,034)	(1,116)

Financing Activities
Share issuance proceeds, net of costs (Note 10)	81	58,372	10,130
Debenture funding, net of costs (Notes 7 and 9)	7,896	19,897	-
Debenture repayment (Notes 7 and 9)	-	(20,000)	-
Net cash provided by financing activities	7,977	58,269	10,130

Investing Activities
Property, plant and equipment purchases (Note 4)	(27,153)	(25,224)	(16,312)
Investment sale proceeds	-	24	-
Interest and fees paid	-	(223)	-
Wetland credit intangible purchases (Note 5)	(100)	(100)	(2,092)
Net cash used in investing activities	(27,253)	(25,523)	(18,404)

Net Increase (Decrease) in Cash and Cash Equivalents	(23,472)	24,712	(9,390)
Effect of foreign exchange on Cash and Cash Equivalents	(17)	(10)	-
Cash and Cash Equivalents - Beginning of year	32,790	8,088	17,478
Cash and Cash Equivalents - End of year	$9,301	$32,790	$8,088

Reconciliation of Cash and Cash Equivalents:
Cash at bank	$9,301	$32,765	$8,085
Short-term deposits	-	25	3
Total Cash and Cash Equivalents	$9,301	$32,790	$8,088

Supplementary information:
Accounts payable and accrued liabilities related to PP&E	$(325)	$727	$938
Accretion and capitalized interest on debt (Notes 7, 8, and 9)	1,827	1,785	1,768
Share-based compensation (Note 10)	1,391	614	424
Milestone 4 Bonus Shares amortization (Note 10)	570	689	387
Shares and warrants issued for Wetland Credit Intangible (Note 5)	-	-	3,900
Shares issued for land options	$157	$125	$89

- See Accompanying Notes -

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at January 31, 2015 and 2014 and for the years ended January 31, 2015, 2014, and 2013
Tabular amounts in thousands of U.S. Dollars, except for number of shares and price per share

1.	Nature of Business and Liquidity

PolyMet Mining Corp. (“PolyMet” or the “Company”) was incorporated in British Columbia, Canada on March 4, 1981 under the name Fleck Resources Ltd. The Company changed its name from Fleck Resources to PolyMet Mining Corp. on June 10, 1998. The Company is engaged in the exploration and development of natural resource properties. The Company’s primary mineral property is the NorthMet Project (“NorthMet” or “Project”), a polymetallic project in northeastern Minnesota, USA which comprises the NorthMet copper-nickel-precious metals ore body and the Erie Plant, a large processing facility located approximately six miles from the ore body. The realization of the Company’s investment in NorthMet and other assets is dependent upon various factors, including the existence of economically recoverable mineral reserves, the ability to complete the environmental review and obtain permits necessary to construct and operate NorthMet, the ability to obtain financing necessary to complete the exploration and development of NorthMet, and future profitable operations or alternatively, disposal of the investment on an advantageous basis.

On September 25, 2006, the Company received the results of a Definitive Feasibility Study (“DFS”) prepared by Bateman Engineering Pty Ltd and NorthMet moved from the exploration stage to the development stage. An Updated Technical Report under National Instrument 43-101 incorporating numerous project improvements was filed in January 2013.

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

The consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of operations.

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they become due and arises through the excess of financial obligations over available financial assets due at any point in time. As at January 31, 2015, PolyMet had cash of $9.301 million and a working capital deficiency of $31.672 million primarily due to the $33.451 million convertible debt due to Glencore AG, a wholly owned subsidiary of Glencore plc (together “Glencore”) being classified as a current liability on the basis it matures on September 30, 2015. If Glencore does not exchange the convertible debt for common shares, PolyMet will need to renegotiate the agreement or raise sufficient funds to repay the debt. While in the past the Company has been successful in renegotiating debt and closing financing agreements, there can be no assurance it will be able to do so again.

Management believes that, based upon the underlying value of the NorthMet Project, the advanced stage of permitting, the ongoing financing arrangements with Glencore (see Notes 7, 9, and 16) and the ongoing discussions with numerous investment banks and investors including Glencore regarding potential financing, that financing will continue to be available from Glencore and/or other potential third party sources allowing the Company to meet its current obligations, as well as fund ongoing development, capital expenditures and administration expenses in accordance with the Company’s spending plans for the next twelve months.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at January 31, 2015 and 2014 and for the years ended January 31, 2015, 2014, and 2013
Tabular amounts in thousands of U.S. Dollars, except for number of shares and price per share

2.	Summary of Significant Accounting Policies

a)	Statement of Compliance

The consolidated financial statements of PolyMet Mining Corp. have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The financial statements were approved by the Board of Directors on April 21, 2015.

b)	Basis of Consolidation and Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. Inter-company balances and transactions have been eliminated on consolidation.

The consolidated financial statements have been prepared under the historical cost convention. All dollar amounts presented are in United States (“US”) dollars unless otherwise specified.

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

Reserves are estimates of the amount of product that can be economically and legally extracted from the Company’s property. In order to estimate reserves, estimates are required about a range of geological, technical and economic factors, including quantities, production techniques, production costs, capital costs, transport costs, demand, prices and exchange rates. Estimating the quantity of reserves requires the size, shape and depth of deposits to be determined by analyzing geological data. This process may require complex and difficult geological judgments to interpret the data. In addition, management will form a view of forecast sales prices, based on current and long-term historical average price trends. Changes in the proven and probable reserves estimates may impact the carrying value of property, plant and equipment, rehabilitation provisions, recognition of deferred tax amounts and depreciation, depletion and amortization.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at January 31, 2015 and 2014 and for the years ended January 31, 2015, 2014, and 2013
Tabular amounts in thousands of U.S. Dollars, except for number of shares and price per share

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

For its mineral property interest the Company considers both external and internal sources of information in assessing whether there are any indications of impairment. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mineral property interests. Internal sources of information the Company considers include indications of economic performance of the asset. No impairment loss on the mineral property interest was recorded for the year ended January 31, 2015 or January 31, 2014.

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

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at January 31, 2015 and 2014 and for the years ended January 31, 2015, 2014, and 2013
Tabular amounts in thousands of U.S. Dollars, except for number of shares and price per share

2.	Summary of Significant Accounting Policies - Continued

d)	Foreign Currency Translation

The US dollar is the functional currency of the Company and its wholly-owned subsidiary. Amounts in these consolidated financial statements are expressed in US dollars unless otherwise stated. Transactions in foreign currencies are translated into the functional currency at the exchange rates at the date of the transactions. Monetary assets and liabilities of the Company’s operations denominated in a currency other than the U.S. dollar are translated using exchange rates prevailing at the balance sheet date. Revenue and expense items are translated at the exchange rates in effect at the date of the underlying transaction, except for amortization related to non-monetary assets, which are translated at historical exchange rates. Exchange differences are recognized in net loss in the year in which they arise.

e)	Cash and Cash Equivalents

The Company considers cash and cash equivalents to include amounts held in banks and highly liquid investments with maturities at point of purchase of three months or less.

f)	Financial Assets

All financial assets are initially recorded at fair value and designated upon inception as one of the following four categories: held to maturity, available for sale, loans and receivables or at fair value through profit or loss (“FVTPL”). Financial assets classified as FVTPL are measured at fair value with unrealized gains and losses recognized through profit and loss. Financial assets classified as loans and receivables and held to maturity are measured at amortized cost using the effective interest method less any allowance for impairment. The effective interest method is a method of calculating the amortized cost of a financial asset and of allocating interest income over the relevant period. The effective interest rate is the rate that discounts estimated future cash receipts through the expected life of the financial asset, or, where appropriate, a shorter period. Financial assets classified as available for sale are measured at fair value with unrealized gains and losses recognized in other comprehensive loss except when there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive loss shall be reclassified from equity to profit or loss as a reclassification adjustment. Transactions costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset. See additional discussion in Note 15.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at January 31, 2015 and 2014 and for the years ended January 31, 2015, 2014, and 2013
Tabular amounts in thousands of U.S. Dollars, except for number of shares and price per share

2.	Summary of Significant Accounting Policies - Continued

g)	Mineral Property, Plant and Equipment

Mineral Property

Mineral property costs, aside from mineral property acquisition costs, incurred prior to determination of the 2006 DFS are expensed as incurred and expenditures incurred subsequent to the DFS and mineral property acquisition costs are capitalized until the property is placed into production, sold, allowed to lapse or abandoned. As a result of the DFS, NorthMet entered the development stage effective October 1, 2006. The Company has capitalized mineral property development expenditures related to NorthMet from that date.

Upon commencement of production, mineral properties and acquisition costs relating to mines are amortized on a unit of production basis over the estimated proven and probable mineral reserves not to exceed the assets’ useful lives.

Plant and Equipment

Plant and equipment are recorded at historical cost less accumulated depreciation and if applicable, accumulated impairment losses. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, if it is probable that the future economic benefits of the expenditure will flow to the Company and its cost can be measured reliably. The carrying amount of a replaced part is derecognized. All other repairs and maintenance are charged to the statement of loss and comprehensive loss during the period in which they are incurred. Plant and equipment is depreciated over the estimated life of the related assets calculated on a unit of production or straight-line basis, as appropriate.

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

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at January 31, 2015 and 2014 and for the years ended January 31, 2015, 2014, and 2013
Tabular amounts in thousands of U.S. Dollars, except for number of shares and price per share

2.	Summary of Significant Accounting Policies - Continued

i)	Financial Liabilities

All financial liabilities are initially recorded at fair value and designated upon inception as FVTPL or other financial liabilities. Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs. After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period. Financial liabilities classified as FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as FVTPL. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Transaction costs on financial liabilities classified as FVTPL are expensed as incurred. At the end of each reporting period subsequent to initial recognition, financial liabilities at FVTPL are measured at fair value, with changes in fair value recognized directly in profit or loss in the period in which they arise. See additional discussion in Note 15.

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

All share-based compensation awards made to directors, employees and non-employees are measured and recognized using a fair value based method. For directors and employees, or those providing services similar to employees, the fair value of options is determined using the Black-Scholes option pricing model. The fair value of the bonus shares, restricted shares, and restricted share units is calculated using the intrinsic value of the shares at issuance, and is amortised straight-line over the vesting period.

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

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at January 31, 2015 and 2014 and for the years ended January 31, 2015, 2014, and 2013
Tabular amounts in thousands of U.S. Dollars, except for number of shares and price per share

2.	Summary of Significant Accounting Policies - Continued

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

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the balance sheet date in each of the jurisdictions and include any adjustments for taxes payable or recovery in respect of prior periods.

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

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at January 31, 2015 and 2014 and for the years ended January 31, 2015, 2014, and 2013
Tabular amounts in thousands of U.S. Dollars, except for number of shares and price per share

2.	Summary of Significant Accounting Policies - Continued

o)	Adoption of New or Amended IFRS

On February 1, 2014, the Company adopted the following new or amended accounting standards previously issued by the IASB, which did not have a significant impact on the Company’s consolidated financial statements.

IFRIC 21 – Levies

IFRIC 21 is an interpretation of IAS 37 and addresses the accounting for an obligation to pay a levy that is not an income tax. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014.

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

IFRS 15 – Revenue from Contracts with Customers

IFRS 15 establishes principles for reporting the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity’s contract with customers and is effective for annual periods beginning on or after January 1, 2017 with early adoption permitted. The Company is currently assessing the impact of adopting IFRS 15 on its consolidated financial statements.

IFRS 9 – Financial Instruments - Classification and Measurement

IFRS 9 provides a revised model for recognition, measurement and impairment of financial instruments and is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. The Company is currently assessing the impact of adopting IFRS 9 on its consolidated financial statements, including the applicability of early adoption.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at January 31, 2015 and 2014 and for the years ended January 31, 2015, 2014, and 2013
Tabular amounts in thousands of U.S. Dollars, except for number of shares and price per share

3.	Mineral Property Agreements

NorthMet, Minnesota, U.S.A.

Pursuant to an agreement dated January 4, 1989, subsequently amended and assigned, the Company leases certain property in St. Louis County, Minnesota from RGGS Land & Minerals Ltd., L.P. The initial term of the perpetually renewable lease was 20 years and called for total lease payments of $1.475 million. The Company can, at its option, terminate the lease at any time by giving written notice to the lessor not less than 90 days prior to the effective termination date or can indefinitely extend the term by continuing to make $150,000 annual lease payments on each successive anniversary date. All lease payments have been paid or accrued to January 31, 2015. The next payment is due in January 2016.

The lease payments are considered advance royalty payments and shall be deducted from future production royalties payable to the lessor, which range from 3% to 5% based on the net smelter return per ton received by the Company. The Company’s recovery of $2.375 million in advance royalty payments is subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year.

Pursuant to an agreement effective December 1, 2008, the Company leases certain property in St. Louis County, Minnesota from LMC Minerals. The initial term of the renewable lease is 20 years and calls for minimum annual lease payments of $3,000 for the first four years after which the minimum annual lease payment increased to $30,000. The initial term may be extended for up to four additional five-year periods on the same terms. All lease payments have been paid or accrued to January 31, 2015. The next payment is due in November 2015.

The lease payments are considered advance royalty payments and will be deducted from future production royalties payable to the lessor, which range from 3% to 5% based on the net smelter return per ton received by the Company. The Company’s recovery of $0.099 million in advance royalty payments is subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year.

Pursuant to the leases, PolyMet holds mineral rights and the right to mine upon receiving the required permits. PolyMet has proposed to acquire surface rights through a land exchange with the United States Forest Service (see Note 9).

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at January 31, 2015 and 2014 and for the years ended January 31, 2015, 2014, and 2013
Tabular amounts in thousands of U.S. Dollars, except for number of shares and price per share

4.	Mineral Property, Plant and Equipment

Details of Mineral Property, Plant, and Equipment are as follows:

		Other fixed
Net Book Value	NorthMet	assets	Total
Balance at January 31, 2013	$220,293	$136	$220,429
Additions	27,937	38	27,975
Changes to environmental rehabilitation provision (Note 6)	(2,350)	-	(2,350)
Amortization	-	(26)	(26)
Balance at January 31, 2014	$245,880	148	246,028
Additions	29,768	29	29,797
Changes to environmental rehabilitation provision (Note 6)	20,454	-	20,454
Amortization	-	(32)	(32)
Balance at January 31, 2015	$296,102	145	296,247

	January 31,	January 31,
NorthMet	2015	2014

Mineral property acquisition and interest costs	$48,051	$46,334
Mine plan and development	40,451	38,065
Environmental	78,866	61,866
Consulting and wages	41,247	34,630
Reclamation and remediation (Note 6)	69,454	49,000
Site activities	17,084	15,036
Mine equipment	949	949
Total	$296,102	$245,880

Erie Plant, Minnesota, U.S.A.

In February 2004, the Company entered into an option with Cliffs Natural Resources Inc. (“Cliffs”) to purchase 100% ownership of large parts of the former LTV Steel Mining Company ore processing plant in northeastern Minnesota (the “Erie Plant”). The Company exercised this option on November 15, 2005 under the Asset Purchase Agreement with Cliffs.

On December 20, 2006, the Company closed a transaction in which it acquired, from Cliffs, property and associated rights sufficient to provide it with a railroad connection linking the mine development site and the Erie Plant. The transaction also included a railcar fleet, locomotive fuelling and maintenance facilities, water rights and pipelines, large administrative offices on site and an additional 6,000 acres to the east and west of and contiguous to its existing tailing facilities.

The consideration paid for the Erie Plant and associated infrastructure was $18.9 million in cash and 9,200,547 shares at a fair market value of $13.953 million.

The Company indemnified Cliffs for reclamation and remediation obligations as a result of the above purchases (see Note 6). These obligations are presently contractual in nature under the terms of the purchase agreements with Cliffs. Once the Company obtains its permit to mine and Cliffs is released from its obligations by the State Agencies, the Company’s obligations will be direct with the governing bodies.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at January 31, 2015 and 2014 and for the years ended January 31, 2015, 2014, and 2013
Tabular amounts in thousands of U.S. Dollars, except for number of shares and price per share

4.	Mineral Property, Plant and Equipment - Continued

During the year ended January 31, 2015, the Company capitalized 100% of the borrowing costs on the convertible debt (see Note 8) and non-convertible debt (see Note 9) in the amount of $1.931 million (January 31, 2014 - $2.111 million) as part of the cost of NorthMet assets. As NorthMet assets are not in use or capable of operating in a manner intended by management, no amortization of these assets has been recorded to January 31, 2015.

5.	Wetland Credit Intangible

Details of Wetland Credit Intangibles are as follows:

	January 31,	January 31,
	2015	2014
Wetland Credit Intangible – Exercised options	$1,579	$1,579
Wetland Credit Intangible – Unexercised options	4,613	4,513
Total	$6,192	$6,092

In March 2012 the Company acquired a secured interest in land owned by AG for Waterfowl, LLP ("AG") that is permitted for wetland restoration. AG subsequently assigned the agreement to EIP Minnesota, LLC (“EIP”) in September 2012. EIP will restore the wetlands and, upon completion, wetland credits are to be issued by the relevant governmental authorities.

As part of the initial consideration, AG holds warrants to purchase 1,249,315 common shares at $1.3007 per share at any time until December 31, 2015, subject to mandatory exercise if the 20-day volume weighted average price (“VWAP”) of PolyMet shares is equal to or greater than $3.00 and PolyMet provides notice to AG that it has received permits necessary to start construction of the NorthMet Project. The exercise price of the purchase warrants and the number of warrants are subject to conventional anti-dilution provisions.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at January 31, 2015 and 2014 and for the years ended January 31, 2015, 2014, and 2013
Tabular amounts in thousands of U.S. Dollars, except for number of shares and price per share

6.	Environmental Rehabilitation Provision

Details of Environmental Rehabilitation Provision are as follows:

	Year ended	Year ended
	January 31,	January 31,
	2015	2014
Environmental Rehabilitation Provision – beginning of year	$51,144	$53,488
Change in estimated liability	9,867	2,430
Liabilities discharged	(977)	(1,515)
Accretion expense	1,639	1,521
Change in risk-free interest rate	10,587	(4,780)
Environmental Rehabilitation Provision – end of year	72,260	51,144
Less current portion	(1,724)	(1,504)

Non-current portion	$70,536	$49,640

Federal, state and local laws and regulations concerning environmental protection affect the Company’s NorthMet assets. As part of the consideration for the Cliffs Purchase Agreements (see Note 4), the Company indemnified Cliffs for reclamation and remediation obligations of the acquired property. The Company’s provisions are based upon existing laws and regulations. It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments.

In April 2010, Cliffs entered into a consent decree with the Minnesota Pollution Control Agency (“MPCA”) relating to alleged violations on the Cliffs Erie Property. This consent decree required both short-term and long-term mitigation. Field study activities were completed in 2010 and 2011 and short-term mitigations were initiated in 2011 as outlined in the plans and approved by the MPCA. In April 2012, long-term mitigation plans were submitted to the MPCA for its review and approval. In October 2012, a response was received from the MPCA approving plans for pilot tests of various treatment options to determine the best course of action. Although there is substantial uncertainty related to applicable water quality standards, engineering scope, and responsibility for the financial liability, the October 2012 response from the MPCA and subsequent communication provides clarification to the potential liability for the long-term mitigation included in the Company’s environmental rehabilitation provision. This resulted in a $9.9 million increase to the provision during the year ended January 31, 2015 and a $2.4 million increase to the provision during the year ended January 31, 2014.

The Company’s best estimate of the environmental rehabilitation provision at January 31, 2015 was $72.3 million (January 31, 2014 - $51.1 million) based on estimated cash flows required to settle this obligation in present day costs of $72.6 million (January 31, 2014 - $60.4 million), an annual inflation rate of 2.00% (January 31, 2014 – 2.00%) and a risk-free interest rate of 2.04% (January 31, 2014 – 3.35%) . Payments are expected to occur over a period of approximately 31 years.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at January 31, 2015 and 2014 and for the years ended January 31, 2015, 2014, and 2013
Tabular amounts in thousands of U.S. Dollars, except for number of shares and price per share

7.	Glencore Financing

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

The financing agreements comprise $25.0 million initial principal debentures in calendar 2008 drawn in four tranches (Tranches A through D, together the “2008 Debentures”), $25.0 million placement of PolyMet common shares in calendar 2009 in two tranches, $30.0 million placement of PolyMet common shares in calendar 2010 in three tranches (the “2010 Agreement”), $20.0 million placement of PolyMet common shares in calendar 2011 in one tranche (the “2011 Agreement”), $20.960 million purchase of PolyMet common shares in the Rights Offering (the “2013 Agreement”), and $30.0 million initial principal debentures in calendar 2015 drawn and to be drawn in four trances (the “2015 Debentures”). As a result of the series of financing transactions and the purchase by Glencore of PolyMet common shares previously owned by Cliffs, Glencore's current ownership and ownership rights of PolyMet comprises:

•	78,724,821 shares representing 28.5% of PolyMet's issued shares;

•

$25.0 million initial principal floating rate secured debentures due September 30, 2015 (see Note 8). Including capitalized and accrued interest as at January 31, 2015, these debentures are exchangeable at $1.2920 per share into 25,891,843 common shares of PolyMet upon PolyMet giving Glencore ten days notice that it has received permits necessary to start construction of NorthMet and availability of senior construction finance in a form reasonably acceptable to Glencore (“Early Maturity Event”) or are repayable on September 30, 2015. The exercise price of the exchange warrants and the number of warrants are subject to conventional anti-dilution provisions; and

•

Glencore holds warrants to purchase 6,458,001 million common shares at $1.3007 per share at any time until December 31, 2015, subject to mandatory exercise if the 20-day volume weighted average price (“VWAP”) of PolyMet common shares is equal to or greater than 150% of the exercise price and occurrence of the Early Maturity Event. The exercise price of the purchase warrants and the number of warrants are subject to conventional anti-dilution provisions.

If Glencore were to exercise all of its rights and obligations under these agreements, it would own 111,074,665 common shares of PolyMet, representing 36.0% on a partially diluted basis, that is, if no other options or warrants were exercised or 33.3% on a fully diluted basis, if all other options and warrants were exercised, whether they are in-the-money or not.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at January 31, 2015 and 2014 and for the years ended January 31, 2015, 2014, and 2013
Tabular amounts in thousands of U.S. Dollars, except for number of shares and price per share

7.	Glencore Financing - Continued

2013 Agreement
On April 10, 2013, the Company amended its previous financing arrangement and issued a Tranche E debenture (“2013 Debenture”) with the principal amount of $20.0 million to Glencore and Glencore agreed to a Standby Purchase Agreement (“Standby”) related to the $60.480 million Rights Offering by the Company (see Note 10). Under the Standby, Glencore agreed to purchase any common shares offered under the Rights Offering that were not subscribed for by holders of the rights, subject to certain conditions and limitations. The 2013 Debenture carried a fixed interest rate of 4.721% per annum payable in cash monthly. The Company provided security by way of a guarantee and by the assets of the Company and its wholly-owned subsidiary. The 2013 Debenture was issued on April 11, 2013. The Company recognized the 2013 Debenture issued initially at fair value and subsequently accounted for the debenture at its amortized cost. Transaction costs for the financing were $0.103 million. The 2013 Debenture was repaid upon the closing of the Rights Offering on July 5, 2013. All borrowing costs were eligible for capitalization and 100% of these costs were capitalized during the year ended January 31, 2014.

Glencore purchased 31,756,979 common shares of the Company for $20.960 million upon closing of the Rights Offering on July 5, 2013 (see Note 10).

2014 Agreement
On April 25, 2014, the Company amended its previous financing arrangement and extended the term of the 2008 Debentures and the expiration date of the associated Exchange Warrants to the earlier of the Early Maturity Event or September 30, 2015. All other terms of both the debentures and the warrants described above are unchanged.

2015 Agreement
On January 28, 2015, the Company amended its previous financing arrangement and agreed to issue to Glencore new Tranche F, G, H, and I debentures with the total principal amount of $30.0 million. Tranche F in the amount of $8.0 million was issued on January 30, 2015 (see Note 9). Tranche G in the amount of $8.0 million was issued subsequent to year end on April 15, 2015 (see Note 16). Tranches H and I in the amounts of $8 million and $6 million respectively are to be issued on or before July 1 and October 1, 2015 respectively. The 2015 Debentures bear interest at 12-month US dollar LIBOR plus 8.0% per annum payable in cash upon maturity and mature on the earlier of (i) the availability of at least $100 million of finance provided the Company demonstrates repayment is prudent or (ii) March 31, 2016. The Company provided security by way of a guarantee and a pledge of the assets of the Company and its wholly-owned subsidiary. The Company recognized the Tranche F Debenture initially at fair value and subsequently accounted for the debenture at amortized cost. Transaction costs for the financing were $0.150 million.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at January 31, 2015 and 2014 and for the years ended January 31, 2015, 2014, and 2013
Tabular amounts in thousands of U.S. Dollars, except for number of shares and price per share

8.	Convertible Debt

Details of the Convertible Debt are as follows:

	Year ended	Year ended
	January 31,	January 31,
	2015	2014
Convertible Debt – beginning of year	$31,967	$30,508
Accretion and capitalized interest	1,484	1,459
Convertible Debt – end of year	33,451	31,967
Less current portion	(33,451)	(31,967)

Non-current portion	$-	$-

On October 31, 2008, the Company issued $25.0 million of Debentures to Glencore that bear interest at 12-month US dollar LIBOR plus 4.0%, compounded quarterly. Interest is payable in cash or by increasing the principal amount of the Debentures, at Glencore’s option. At January 31, 2015, $8.451 million (January 31, 2014 - $6.967 million) of interest had been accreted and capitalized to the principal amount of the debt since inception. The Company has provided security on the Debentures covering all of the assets of PolyMet and PolyMet US, including a pledge of PolyMet’s 100% shareholding in PolyMet US. The due date of the Debentures is the earlier of (i) the Early Maturity Event (see Note 7), and (ii) September 30, 2015, on which date all principal and interest accrued to such date will be due and payable. Upon occurrence of the Early Maturity Event and at the Company’s option, the initial principal and capitalized interest are exchangeable into common shares of PolyMet at $1.2920 per share. Glencore has the right to exchange some or all of the debentures at any time under the same conversion terms. All borrowing costs were eligible for capitalization and 100% of these costs were capitalized during the year ended January 31, 2015.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at January 31, 2015 and 2014 and for the years ended January 31, 2015, 2014, and 2013
Tabular amounts in thousands of U.S. Dollars, except for number of shares and price per share

9.	Non-Convertible Debt

Details of Non-Convertible Debt are as follows:

	January 31,	January 31,
	2015	2014
IRRRB debt (Note 9a)	$4,614	$4,276
Glencore debt (Note 9b)	7,855	-
Total Non-Convertible Debt	12,469	4,276
Less current portion	(4,614)	-

Non-current portion	$7,855	$4,276

a)	IRRRB debt

On June 30, 2011, the Company closed a $4.0 million loan from Iron Range Resources & Rehabilitation Board ("IRRRB"), a development agency created by the State of Minnesota to stabilize and enhance the economy of northeastern Minnesota. At the same time, the Company exercised its options to acquire two tracts of land as part of the proposed land exchange with the U.S. Forest Service (“USFS”). The loan is secured by the land acquired, carries a fixed interest rate of 5% per annum, compounded annually, and is repayable on the earlier of June 30, 2016 or the date which the related land is exchanged with the USFS. The loan is classified as current as the land exchange is expected to occur within 12 months from January 31, 2015. The Company has issued warrants giving the IRRRB the right to purchase 461,286 shares of its common shares at $2.1678 per share at any time until the earlier of June 30, 2016 and one year after permits are received (“IRRRB Warrants”). All borrowing costs were eligible for capitalization and 100% of these costs were capitalized during the year ended January 31, 2015.

b)	Glencore debt

On January 30, 2015, the Company issued $8.0 million Tranche F debentures to Glencore that bear interest at 12-month US dollar LIBOR plus 8.0% . The Company has provided security on the debentures covering all of the assets of PolyMet and PolyMet US, including a pledge of PolyMet’s 100% shareholding in PolyMet US. The due date of the debentures is the earlier of (i) the availability of at least $100 million of finance provided the Company demonstrates repayment is prudent or (ii) March 31, 2016, on which date all principal and interest accrued to such date will be due and payable. All borrowing costs were eligible for capitalization and 100% of these costs were capitalized during the year ended January 31, 2015.

On April 15, 2015, the Company received an additional $8.0 million under Tranche G of the debenture (see Note 16).

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at January 31, 2015 and 2014 and for the years ended January 31, 2015, 2014, and 2013
Tabular amounts in thousands of U.S. Dollars, except for number of shares and price per share

10.	Share Capital

a)	Share Issuances for Cash

On May 24, 2013, the Company filed the final prospectus for an offering of rights ("Rights") to holders of common shares of the Company (the "Rights Offering"). Every shareholder received one Right for each common share owned on June 4, 2013, the Record Date, and two Rights entitled the holder to acquire one new common share of the Company at $0.66 per share.

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

During the year ended January 31, 2015 the Company issued 75,000 shares (January 31, 2014 – nil) pursuant to the exercise of share options for total proceeds of $0.081 million (January 31, 2014 - $nil).

b)	Share-Based Compensation

The Omnibus Share Compensation Plan (“Omnibus Plan”) was created to align the interests of the Company’s employees, directors, officers and consultants with those of shareholders. Effective May 25, 2007, the Company adopted the Omnibus Plan, which was approved by the Company’s shareholders’ on June 27, 2007, modified and further ratified and reconfirmed by the Company’s shareholders most recently on July 10, 2012. The Omnibus Plan restricts the award of share options, restricted shares, restricted share units, and other share-based awards to 10% of the common shares issued and outstanding on the grant date, excluding 2,500,000 common shares pursuant to an exemption approved by the Toronto Stock Exchange. Options granted may not exceed a term of ten years and expire if the grantee ceases to be qualified to receive options from the Company.

During the year ended January 31, 2015, the Company recorded $2.512 million for share-based compensation (January 31, 2014 - $2.311 million) with $1.121 million expensed to share-based compensation (January 31, 2014 - $1.697 million) and $1.391 million capitalized to mineral property, plant and equipment (January 31, 2014 - $0.614 million). The offsetting entries were to warrants and share-based payment reserve and share capital. Total share-based compensation for the year comprised $1.033 million for share options (January 31, 2014 - $1.405 million), $0.953 million for restricted shares and restricted share units (January 31, 2014 - $0.368 million), and $0.526 million for issuance of unrestricted shares (January 31, 2014 - $0.538 million). Exercise of share options and vesting of restricted shares and restricted share units resulted in $0.395 million being transferred from warrants and share-based payment reserve to share capital (January 31, 2014 - $0.080 million).

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at January 31, 2015 and 2014 and for the years ended January 31, 2015, 2014, and 2013
Tabular amounts in thousands of U.S. Dollars, except for number of shares and price per share

10.	Share Capital - Continued

c)	Share Options

Details of share options are as follows:

	Year ended		Year ended
	January 31, 2015		January 31, 2014
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Options	Price (1)	Options	Price
Outstanding – beginning of period	18,659,000	1.41	14,920,000	1.94
Granted	2,701,002	1.17	4,639,000	0.97
Exercised	(75,000)	1.08	-	-
Expired	(200,000)	1.02	(750,000)	2.60
Forfeited	-	-	(150,000)	2.75
Anti-dilution price adjustment	-	-	-	(0.26)
Outstanding – end of period	21,085,002	1.33	18,659,000	1.41

(1)

For information purposes, those share options granted with an exercise price in Canadian dollars (“CDN$”) have been translated to the Company’s reporting currency using the exchange rate as at January 31, 2015 of US$1.00 = CDN$1.2660.

Effective July 5, 2013, the Company reduced the exercise price of all options that were outstanding prior to the Rights Offering, to reflect the dilutive effect of the 91.6 million common shares that were issued at $0.66 per share in connection with the Rights Offering. The adjustment did not impact the financial statements.

The weighted average share price when stock options were exercised in the year ended January 31, 2015 was $1.39.

The fair value of share options granted was estimated at the date of grant using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

	Year ended	Year ended
	January 31, 2015	January 31, 2014
Risk-free interest rate	0.51% to 0.76%	0.23% to 0.44%
Expected dividend yield	Nil	Nil
Expected forfeiture rate	Nil	Nil
Expected volatility	50.97% to 57.08%	76.04% to 90.43%
Expected life in years	2.00 to 3.00	1.62 to 2.00
Weighted average fair value of each option	$0.20 to $0.41	$0.28

The expected volatility reflects the Company’s expectation that historical volatility over a period similar to the life of the option is indicative of future trends, which may or may not necessarily be the actual outcome.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at January 31, 2015 and 2014 and for the years ended January 31, 2015, 2014, and 2013
Tabular amounts in thousands of U.S. Dollars, except for number of shares and price per share

10.	Share Capital - Continued

c)	Share Options - Continued

Details of share options outstanding as at January 31, 2015 are as follows:

	Number of	Number of
Range of Exercise	options	options	Weighted Average	Weighted Average
Prices (1)	outstanding	exercisable	Exercise Price (1)	Remaining Life
0.7110 to 0.8671	5,045,000	4,161,667	0.75	6.03
0.9300 to 1.1500	8,822,002	8,722,002	1.00	6.06
1.5000 to 1.8904	3,583,000	3,483,000	1.80	3.19
2.0342 to 2.4886	1,565,000	1,215,000	2.26	1.80
2.5059 to 3.3990	2,070,000	1,107,500	2.66	2.24
	21,085,002	18,689,169	1.33	4.88

(1)

For information purposes, those share options granted with an exercise price in Canadian dollars (“CDN”) have been translated to the Company’s reporting currency using the exchange rate as at January 31, 2015 of 1.00 US$ = 1.2660 CDN$.

As at January 31, 2015 all outstanding share options had vested and were exercisable, with the exception of 2,395,833, which were scheduled to vest upon completion of specific targets (EIS – 160,000; Permits – 1,113,333; Construction – 662,500; Production – 300,000; Other – 160,000). The outstanding share options have expiry periods between 0.26 and 9.44 years.

d)	Restricted Shares and Restricted Share Units

Details of restricted shares and restricted share units are as follows:

	Year ended	Year ended
	January 31, 2015	January 31, 2014
Outstanding - beginning of period	1,615,510	785,882
Issued	849,522	909,574
Vested	(334,746)	(91,353)
Anti-dilution quantity adjustment	-	11,407
Outstanding - end of period	2,130,286	1,615,510

Effective July 5, 2013, the Company increased the number of common shares issuable for all restricted stock units outstanding prior to the Rights Offering, to reflect the dilutive effect of the 91.6 million common shares that were issued at $0.66 per share in connection with the Rights Offering. The adjustment did not impact the financial statements.

During the year ended January 31, 2015, the Company issued 849,522 restricted share units which had a fair value of $0.909 million to be expensed and capitalized over the vesting periods compared with the year ended January 31, 2014 when the Company issued 909,574 restricted share units which had a fair value of $0.881 million to be expensed and capitalized over the vesting periods.

As at January 31, 2015 outstanding restricted shares and restricted share units were scheduled to vest upon completion of specific targets (EIS – 91,353; Permits – 168,891; Production – 168,890; December 2015 – 909,574; December 2016 – 559,802; Other – 231,776).

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at January 31, 2015 and 2014 and for the years ended January 31, 2015, 2014, and 2013
Tabular amounts in thousands of U.S. Dollars, except for number of shares and price per share

10.	Share Capital - Continued

e)	Bonus Shares

Details of bonus shares are as follows:

	Year ended		Year ended
	January 31, 2015		January 31, 2014
		Authorized		Authorized
	Allocated	& Unissued	Allocated	& Unissued
Outstanding – beginning of period	3,540,000	3,640,000	3,140,000	3,640,000
Allocated	-	-	400,000	-
Forfeited	(390,000)	-	-	-
Outstanding – end of period	3,150,000	3,640,000	3,540,000	3,640,000

The bonus share incentive plan was established for the Company’s directors and key employees and was approved by the disinterested shareholders at the Company’s shareholders’ meeting held on May 28, 2004. The Company has authorized 3,640,000 bonus shares for the achievement of Milestone 4 representing commencement of commercial production at NorthMet at a time when the Company has not less than 50% ownership interest in NorthMet. At the Company’s Annual General Meeting of shareholders held on June 17, 2008, the disinterested shareholders approved the bonus shares for Milestone 4. Regulatory approval is required prior to issuance of these shares. The current year period includes forfeiture by individuals upon ceasing to be a director or key employee of the Company.

The fair value of these unissued bonus shares is being amortized until the estimated date of issuance. During the year ended January 31, 2015, the Company recorded $0.570 million amortization related to Milestone 4 bonus shares (January 31, 2014 – $0.689 million), which was capitalized to Mineral Property, Plant and Equipment.

f)	Share Purchase Warrants

Details of share purchase warrants are as follows:

	Year ended		Year ended
	January 31, 2015		January 31, 2014
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Warrants	Price	Warrants	Price
Outstanding – beginning of period	8,168,602	1.35	7,083,333	1.56
Anti-dilution price adjustment	-	-	-	(0.21)
Anti-dilution quantity adjustment	-	-	1,085,269	-
Outstanding – end of period	8,168,602	1.35	8,168,602	1.35

Effective July 5, 2013, the Company increased the number of common shares issuable and reduced the exercise price of all warrants that were outstanding prior to the Rights Offering, to reflect the dilutive effect of the 91.6 million common shares that were issued in connection with the Rights Offering. The adjustment did not impact the financial statements.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at January 31, 2015 and 2014 and for the years ended January 31, 2015, 2014, and 2013
Tabular amounts in thousands of U.S. Dollars, except for number of shares and price per share

11.	Finance Costs

Details of finance costs are as follows:

	Year ended January 31,
	2015	2014	2013
Interest and financing costs, net	$177	$(56)	$29
Accretion of environmental rehabilitation provision (Note 6)	1,639	1,521	792
Finance costs	$1,816	$1,465	$821

12.	Related Party Transactions

The Company conducted transactions with senior management, directors and persons or companies related to these individuals, and paid or accrued amounts, as follows:

	Year ended January 31,
	2015	2014	2013
Salaries and other short-term benefits	$1,509	$1,718	$1,468
Other long-term benefits	49	60	54
Termination benefits	-	-	279
Share-based payment (1)	1,093	2,366	2,102
Total	$2,651	$4,144	$3,903

(1)	Share-based payment represents the fair value determined at grant date to be expensed over the vesting period. Share-based payments are described in Note 10.

There are agreements with key employees that contain severance provisions for termination without cause or in the event of a take-over bid. Other than the President and Chief Executive Officer, none of PolyMet’s other directors has a service contract with the Company providing for benefits upon termination of his employment.

As a result of Glencore’s ownership of 28.5% of the Company it is also a related party. Transactions with Glencore are described in Notes 7, 8, 9, and 10.

13.	Income Taxes

a)	Effective tax rate

The effective tax rate differs from the cumulative Canadian federal and provincial income tax rate due to the following:

	Year ended January 31,
	2015	2014	2013
Loss for the year before taxes	$(7,276)	$(8,132)	$(6,626)
Canadian statutory tax rate	26.0%	26.0%	25.0%
Expected tax recovery	(1,892)	(2,114)	(1,657)
Difference in foreign tax rates	(407)	(454)	(199)
Non-deductible items	291	424	564
Change in unrecognized deferred tax and other items	2,008	2,144	1,292
Income Tax Expense / (Recovery)	$-	$-	$-

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at January 31, 2015 and 2014 and for the years ended January 31, 2015, 2014, and 2013
Tabular amounts in thousands of U.S. Dollars, except for number of shares and price per share

13.	Income Taxes - Continued

b)	Deferred income tax assets and liabilities

Deferred income tax assets and liabilities have been recognized in respect of the following items:

	Year ended January 31,
	2015	2014
Non-capital loss carry forward assets	$25,952	$21,323
Mineral property acquisition, exploration and development costs	(25,952)	(21,314)
Other	-	(9)
Net deferred income tax liabilities	$-	$-

Deferred income tax assets have not yet been recognized in respect of the following items:

	Year ended January 31,
	2015	2014
Non-capital loss carry forward assets	$21,022	$19,906
Capital loss carry forward assets	347	-
Intercompany receivable assets	2,031	2,031
Other assets	1,056	101
Unrecognized deferred income tax assets	$24,456	$22,038

In each period since our inception, we have recorded a valuation allowance for the full amount of our deferred tax asset, as the realization of the deferred tax asset is uncertain.

As of January 31, 2015, the Company has Canadian non-capital loss carry forwards of approximately $20.4 million (January 31, 2014 - $16.6 million) and US non-capital loss carry forwards of approximately $100.6 million (January 31, 2014 - $89.4 million). The non-capital loss carry forwards are available to reduce future income for tax purposes and expire between 2019 and 2035.

Under IRS Section 382 substantial changes in our ownership (generally greater than 50% change in ownership) may limit the amount of US non-capital loss carry forwards that could be utilized annually to offset future taxable income. Any such annual limitation may reduce the Company’s ability to utilize US non-capital losses before they expire. The Company has not yet completed a 382 limitation study and the amount of such limitation cannot be reasonably quantified as at January 31, 2015.

14.	Commitments and Contingencies

In addition to items described elsewhere in these financial statements:

a)

As at January 31, 2015, the Company had firm commitments related to the environmental review process, land options, wetland credit intangibles, consultants, and rent of approximately $3. million with the majority due over the next year and the remainder due over seven years.

b)	As at January 31, 2015, the Company had non-binding commitments to maintain its mineral lease rights of $0.180 million with all due in the next year.

c)	The following table lists the known contractual obligations as at January 31, 2015:

		Less than	1 – 3	3 – 5	More than
Contractual Obligations	Total	1 year	years	years	5 years
Accounts payable and accrued liabilities	$2,673	$2,673	$-	$-	$-
Convertible debt (Note 8)	34,493	34,493	-	-	-
Non-convertible debt (Note 9)	13,747	5,111	8,636	-	-
Commitments	3,900	2,964	616	204	116
Total	$54,813	$45,241	$9,252	$204	$116

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at January 31, 2015 and 2014 and for the years ended January 31, 2015, 2014, and 2013
Tabular amounts in thousands of U.S. Dollars, except for number of shares and price per share

15.	Financial Instruments and Risk Management

The Company’s financial instruments are classified as loans and receivables and other financial liabilities.

The carrying values of each classification of financial instrument at January 31, 2015 are:

		Other
	Loans and	financial	Total carrying
	receivables	liabilities	value
Financial assets
Cash and cash equivalents	$9,301	$-	$9,301
Amounts receivable	381	-	381
Total financial assets	$9,682	$-	$9,682

Financial liabilities
Accounts payable and accrued liabilities	$-	$2,673	$2,673
Convertible debt	-	33,451	33,451
Non-convertible debt	-	12,469	12,469
Total financial liabilities	$-	$48,593	$48,593

The carrying values of each classification of financial instrument at January 31, 2014 are:

		Other
	Loans and	financial	Total carrying
	receivables	liabilities	value
Financial assets
Cash and cash equivalents	$32,790	$-	$32,790
Amounts receivable	1,420	-	1,420
Total financial assets	$34,210	$-	$34,210

Financial liabilities
Accounts payable and accrued liabilities	$-	$3,806	$3,806
Convertible debt	-	31,967	31,967
Non-convertible debt	-	4,276	4,276
Total financial liabilities	$-	$40,049	$40,049

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

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at January 31, 2015 and 2014 and for the years ended January 31, 2015, 2014, and 2013
Tabular amounts in thousands of U.S. Dollars, except for number of shares and price per share

15.	Financial Instruments and Risk Management - Continued

The fair values of cash and cash equivalents, amounts receivable, and accounts payable and accrued liabilities approximate their carrying amounts due to their short-term nature. The fair value of the Company's convertible debt and non-convertible debt approximates the carrying amount at amortized cost using the effective interest method.

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

The Company was exposed to currency risk through the following assets and liabilities denominated in Canadian dollars:

	January 31,	January 31,
	2015	2014
Cash and cash equivalents	$90	$77
Amounts receivables	8	12
Accounts payable and accrued liabilities	(8)	(8)
Total	$90	$81

Based on the above net exposures, as at January 31, 2015, a 10% change in the Canadian / United States exchange rate would have impacted the Company’s loss by approximately $9,000.

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

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at January 31, 2015 and 2014 and for the years ended January 31, 2015, 2014, and 2013
Tabular amounts in thousands of U.S. Dollars, except for number of shares and price per share

15.	Financial Instruments and Risk Management - Continued

The Company was exposed to interest rate risk through the following assets and liabilities:

	January 31,	January 31,
	2015	2014
Cash and cash equivalents	$9,301	$32,790
Convertible debt	33,451	31,967
Non-convertible debt	$7,855	$-

Credit Risk

Credit risk arises on cash and cash equivalents held with banks and financial institutions, as well as credit exposure on outstanding amounts receivable. The maximum exposure to credit risk is equal to the carrying value of the financial assets of $9.682 million.

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

Capital Management

The Company’s capital management objective is to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral property. In the management of capital, the Company includes the components of shareholders’ equity, convertible debt and non-convertible debt. The Company manages the capital structure and makes adjustments to it depending on economic conditions and the rate of anticipated expenditures. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets. The Company has no externally imposed capital requirements.

In order to assist in management of its capital requirements, the Company prepares budgets that are updated as necessary depending on various factors. The budgets are approved by the Company’s Board of Directors.

Although the Company plans to have the resources to carry out its plans and operations through January 31, 2016, it does not currently have sufficient capital to meet its estimated project capital expenditure requirements and is currently in discussions to arrange sufficient capital to meet these requirements. During the upcoming fiscal year, the Company’s objective is to identify the source or sources from which it will obtain the capital required to complete the Project. See additional discussion in Note 1.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at January 31, 2015 and 2014 and for the years ended January 31, 2015, 2014, and 2013
Tabular amounts in thousands of U.S. Dollars, except for number of shares and price per share

16.	Subsequent Event

On April 15, 2015, the Company issued to Glencore the 2015 Agreement Tranche G debenture in the amount of $8.0 million. The debenture bears interest at 12-month US dollar LIBOR plus 8.0% . The Company has provided security on the debenture covering all of the assets of PolyMet and PolyMet US, including a pledge of PolyMet’s 100% shareholding in PolyMet US. The due date of the debenture is the earlier of (i) the availability of at least $100 million of finance provided the Company demonstrates repayment is prudent or (ii) March 31, 2016, on which date all principal and interest accrued to such date will be due and payable.

ITEM 19. EXHIBITS

1.1	Certificate of Incorporation	(2)

1.2	Certificate of Change of Name	(2)

1.3	Articles of Incorporation	(2)

4.1	Shareholder Rights Plan Agreement	(2)

4.2	Contract for Deed between us and Cleveland Cliffs, Ohio, dated November 15, 2005	(2)

4.3	Contract for Deed between us and Cleveland Cliffs, Ohio, dated December 20, 2006	(1)

4.4	Shareholder Rights Plan as amended and restated	(7)

4.5	Omnibus Share Compensation Plan as amended and restated	(7)

4.6	Purchase Agreement between us and Glencore, dated October 31, 2008	(8)

4.7	Form of Floating Rate Secured Debenture between us and Glencore dated October 31, 2008	(8)

4.8	Guarantee between PolyMet Mining Corp. and Glencore, dated October 31, 2008	(8)

4.9	Security Agreement between PolyMet Mining Corp. and Glencore, dated October 31, 2008	(8)

4.10	Security Agreement between Poly Met Mining, Inc. and Glencore, dated October 31, 2008	(8)

4.11	Pledge Agreement between Poly Met Mining, Inc. and Glencore, dated October 31, 2008	(8)

4.12	Amendment to Purchase Agreement between us and Glencore dated October 20, 2009	(9)

4.13	Amendment to Purchase Agreement between us and Glencore dated November 16, 2009	(9)

4.14	Amendment to Purchase Agreement and Waiver between us and Glencore dated November 12, 2010	(10)

4.15	Form of Purchase Warrant between us and Glencore dated November 12, 2010	(10)

4.16	Form of Purchase Warrant between us and Glencore dated November 30, 2011	(11)

4.17	Amendment to Purchase Agreement and Waiver between us and Glencore dated November 30, 2011	(11)

4.18	Amended and Restated Exchange Warrant between us and Glencore dated December 6, 2011	(11)

4.19	Amendment to Purchase Agreement between us and Glencore dated April 10, 2013	(14)

4.20	Amendment to Purchase Agreement and Exchange Warrants between us and Glencore dated April 25, 2014	(17)

4.21	Amendment to Purchase Agreement between us and Glencore dated January 28, 2015	(18)

8.1	List of Subsidiaries	(16)

11.1	Code of Ethics	(3)

11.2	Statement of Corporate Governance Practices	(4)

12.1	Certification of Principal Executive Officer pursuant to 17 C.F.R. 240.13a-14(a)	*

12.2	Certification of Principal Financial Officer pursuant to 17 C.F.R. 240.13a-14(a)	*

13.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 17 C.F.R. 240.13a-14(b) and 18 U.S.C. 1350.	*

15.1	Consent of Independent Auditors	*

15.2	Lease Agreement between us and U.S. Steel Corporation, dated January 4, 1989.	(2)

15.3	Notice of Assignment of the Lease Agreement from U.S. Steel Corporation to RGGS Land and Minerals, Ltd. L.P dated February 26, 2004	(2)

15.4	Executive employment agreement with Mr. Douglas Newby dated July 1, 2007	(7)

15.5	Executive employment agreement with Mr. Jonathan Cherry dated July 16, 2012	(15)

15.6	Technical Report on NorthMet Project dated January 14, 2013	(12)

15.7	Consents for use of information and inclusion of the Technical Report in Exhibit 15.1 and reference in Form 20-F	*

16.1	Disclosure of Mine Safety and Health Administration Safety Data	*

*	Filed herewith.

(1)	Incorporated by reference to our Annual Report on Form 20-F/A for the fiscal year ended January 31, 2007, filed on May 31 2007.

(2)	Incorporated by reference to our Annual Report on Form 20-F/A for the fiscal year ended January 31, 2006, filed on July 31 2006.

(3)	Incorporated by reference to our Annual Report on Form 20-F/A for the fiscal year ended January 31, 2004, filed on July 7, 2005.

(4)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended January 31, 2005, filed on July 25, 2005.

(5)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended January 31, 2004, filed on June 30, 2004.

(6)	Incorporated by reference to our Report on Form 6-K, filed on November 13, 2006.

(7)	Incorporated by reference to our Annual Report on Form-20-F/A for the fiscal year ended January 31, 2008, filed on August 27, 2008.

(8)	Incorporated by reference to our Form 13-D filed on November 10, 2008.

(9)	Incorporated by reference to our Report on Form 6-K filed on November 23, 2009.

(10)	Incorporated by reference to our Report on Form 6-K filed on November 18, 2010.

(11)	Incorporated by reference to our Report on Form 6-K filed on December 7, 2011

(12)	Incorporated by reference to our Report on Form 6-K filed on April 5, 2013

(13)	Incorporated by reference to our Registration Statement on Form F-10 (File No 333-187853) filed on April 10, 2013

(14)	Incorporated by reference to our Report on Form 6-K filed on April 11, 2013

(15)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended January 31, 2013, filed on April 22, 2013.

(16)	Incorporated by reference to Item 4(c) – Organizational Structure.

(17)	Incorporated by reference to our Report on Form 6-K filed on April 25, 2014.

(18)	Incorporated by reference to our Report on Form 6-K filed on February 2, 2015.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated: April 21, 2015

POLYMET MINING CORP.

/s/ Jonathan Cherry
Name:	Jonathan Cherry
Title:	Chief Executive Officer