Form 20-F
period 2016-01-31
POLYMET MINING CORP
filed 2016-04-21
CIK 866028

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2016

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
c/o Poly Met Mining, Inc.
444 Cedar Street, Suite 2060
St Paul, Minnesota 55101
Tel: 651-389-4100
Fax: 651-389-4101
E-mail: dnewby@polymetmining.com
(Name, telephone, e-mail and/or facsimile number and address of Company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Common Shares, without par value
(Title of Class)

Name of each exchange on which registered

NYSE MKT
TSX

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.     277,557,082

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
[   ] Yes     [X] No

Financial Statements:

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F (this “Annual Report”) contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements appear in a number of different places in this Annual Report and can be identified by words such as "expects", “anticipates”, "believes", "intends", "estimates", “potential”, “possible”, "projects", "plans", and similar expressions, or statements that events, conditions or results “will”, “may”, “could”, or “should” occur or be achieved or their negatives or other comparable words. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. The statements, including the statements contained in Item 3D “Risk Factors”, Item 4B “Business Overview”, Item 5 “Operating and Financial Review and Prospects” and Item 11 “Quantitative and Qualitative Disclosures About Market Risk”, are inherently subject to a variety of risks and uncertainties that could cause actual results, performance or achievements to differ significantly. Forward-looking statements include statements regarding the outlook for our future operations, plans and timing for our exploration and development programs, statements about future market conditions, supply and demand conditions, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact. Our actual results may differ materially from those in the forward-looking statements due to risks facing us or due to actual facts differing from the assumptions underlying our predictions. Some of these risks and assumptions include:

-	obtaining permits on a timely basis;
-	our ability to raise the funds necessary to develop the NorthMet Project and continue operations;
-	our ability to execute prospective business plans;
-	changes in the general economic and business conditions, including changes in interest rates and exchange rates;
-	changes in the resources market, including prices of natural resources, costs associated with mineral exploration and development, and other economic conditions;
-	natural phenomena;
-	actions by government authorities, including changes in government regulation;
-	uncertainties associated with legal proceedings; and
-	future decisions by management in response to changing conditions.

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

The following selected financial data, as at January 31, 2016, 2015, 2014, 2013, and 2012 and for the years ended January 31, 2016, 2015, 2014, 2013, and 2012 are derived from our audited consolidated financial statements either included herein (in respect of as the consolidated financial statements as at January 31, 2016 and 2015 and for the years ended January 31, 2016, 2015 and 2014) and as filed previously. The selected financial data should be read in conjunction with “Item 5 - Operating and Financial Review and Prospects”, the consolidated financial statements and related notes of the Company included under “Item 18 – Financial Statements" and other financial information included elsewhere in this Annual Report.

Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Unless otherwise indicated, all monetary amounts in this Annual Report are expressed in United States dollars, our reporting currency.

Selected Financial Data
($'000s, except loss per share and weighted average shares)

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	1/31/2016	1/31/2015	1/31/2014	1/31/2013	1/31/2012
Operating Revenues	$–	$–	$–	$–	$–
Income (loss) from Operations	$–	$–	$–	$–	$–
Net Loss	$(9,346)	$(7,276)	$(8,132)	$(6,626)	$(3,045)
Basic & Diluted Loss Per Share	$(0.03)	$(0.03)	$(0.04)	$(0.04)	$(0.02)
Dividends Per Share	$–	$–	$–	$–	$–
Weighted Average Shares	276,812,958	275,726,953	236,303,304	178,949,306	160,358,498
Working Capital (Deficiency)	$2,162	$(31,672)	$(1,872)	$2,629	$16,375
Net Assets	$184,657	$192,376	$196,332	$142,912	$132,366
Total Assets	$337,660	$313,229	$287,525	$236,127	$189,571
Share Capital	$244,068	$244,496	$243,337	$184,222	$170,566
(includes Share Capital Premium)

B.	Capitalization and Indebtedness

Not Applicable

C.	Reasons for the Offer and Use of Proceeds

Not Applicable

D.	Risk Factors

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

RISKS RELATING TO OUR BUSINESS

We depend on a single mineral project.

The NorthMet Project accounts for all of our mineral resources and mineral reserves and exclusively represents the current potential for the future generation of revenue. Mineral exploration and development involves a high degree of risk that even a combination of careful evaluation, experience and knowledge cannot eliminate and few properties that are explored are ultimately developed into producing mines. Any adverse development affecting the NorthMet Project may have a material adverse effect on our business, prospects, financial position, results of operations and cash flows.

We may experience delays, higher than expected costs, difficulties in obtaining environmental permits and other obstacles when implementing our capital expenditure projects.

We are investing heavily in various facets of our NorthMet Project. Our NorthMet Project is subject to a number of risks that may make it less successful than anticipated, including:

•	delays in the issuance of permits;
•	delays or higher than expected costs in obtaining the necessary equipment or services to build and operate our projects; and
•	adverse mining conditions may delay and hamper our ability to produce the expected quantities of minerals.

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

Compliance with statutory environmental quality requirements described above may require significant capital outlays, impacting our earning power, or cause material changes in our intended activities. Environmental standards imposed by federal, state, or local governments may be changed or become more stringent in the future, which could materially and adversely affect our proposed activities.

Moreover, governmental authorities and private parties may bring lawsuits based upon damage to property and injury to persons resulting from the environmental, health and safety impacts of prior and current operations. These lawsuits could lead to the imposition of substantial fines, remediation costs, penalties and other civil and criminal sanctions. Substantial costs and liabilities, including for restoring the environment after the closure of mines, are inherent in our operations. We cannot assure that any such law, regulation, enforcement or private claim would not have a material adverse effect on our financial condition, results of operations or cash flows.

Land reclamation requirements for the NorthMet Project may be burdensome.

Land reclamation requirements are generally imposed on mineral exploration companies (as well as companies with mining operations) in order to minimize long term effects of land disturbance. In order to carry out reclamation obligations imposed on us in connection with exploration, potential development and production activities, we must allocate financial resources that might otherwise be spent on further exploration and development programs. In addition, regulatory changes could increase our obligations to perform reclamation and mine closing activities. If we are required to carry out unanticipated reclamation work, our financial position could be adversely affected.

We are subject to significant governmental regulations and related costs and delays may negatively affect our business.

Mining activities are subject to extensive federal, state, local and foreign laws and regulations governing environmental protection, natural resources, prospecting, development, production, post-closure reclamation, taxes, labor standards and occupational health and safety laws and regulations, including mine safety, toxic substances and other matters. The costs associated with compliance with such laws and regulations are substantial. Possible future laws and regulations, or more restrictive interpretations of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of operations and delays in the development of new properties.

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

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, which may require corrective measures including capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may be subject to civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Any such penalties, fines, sanctions or shutdowns could have a material adverse effect on our business and results of operations.

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

In addition, we anticipate that if we bring the NorthMet Project into production, we will experience significant growth in our operations. We expect this growth to create new positions and responsibilities for management and technical personnel and to increase demands on its operating and financial systems. There can be no assurance that we will successfully meet these demands and effectively attract and retain additional qualified personnel to manage our anticipated growth. The failure to attract such qualified personnel to manage growth would have a material adverse effect on our business, financial position, results of operations and cash flows.

We may not be able to raise the funds necessary to develop the NorthMet Project. If we are unable to raise such additional funds, we will have to suspend or cease operations.

We will need to seek additional financing to complete our development and construction of the NorthMet Project. Sources of such external financing may include future equity and debt offerings, advance payments by potential customers to secure long-term supply contracts, grants and low-cost debt from certain state financial institutions, and commercial debt secured by the NorthMet Project. If we cannot raise the money necessary to continue to explore and develop our property, we will have to suspend or cease operations.

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

The estimating of mineral reserves and mineral resources is a subjective process that relies on the judgment of the persons preparing the estimates. Estimates of mineral resources are, to a large extent, based on the interpretation of geological data obtained from drill holes and other sampling techniques. This information is used to calculate estimates of the configuration of the mineral resource, expected recovery rates, anticipated environmental conditions and other factors. As a result, mineral resource estimates for the NorthMet Project may require adjustments or downward revisions based upon further exploration or development work or upon actual production experience, thereby adversely impacting the economics of the NorthMet Project. Any material reductions in estimates of mineralization, or of the Company's ability to extract this mineralization, could have a material adverse effect on the Company's results of operations or financial condition.

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

As a development stage company with no holdings in any producing mines, we continue to incur losses and expect to incur losses in the future. As at January 31, 2016, we had an accumulated deficit of $113.2 million. We may not be able to achieve or sustain profitability in the future. If we do not begin to generate revenues, we may either have to suspend or cease operations.

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

Since September 2006, we have raised approximately $177 million in equity, $70 million of initial principal debt of which $25 million is exchangeable into equity upon receipt of permits necessary to build and operate our NorthMet Project, $4 million is secured by land acquired with proceeds from the loan and $41 million is secured by our assets.

We will need to raise sufficient funds to meet our current obligations as well as fund ongoing development, capital expenditures and administration expenses, in accordance with our spending plans for the next year. While in the past the Company has been successful in closing financing agreements, there can be no assurance it will be able to do so again in the future. Factors that could affect the availability of financing include the state of debt and equity markets, investor perceptions and expectations, and the metals markets.

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

We may be subject to and future litigation and regulatory proceedings which may have an adverse effect on our business operations.

We may be subject to civil claims (including class action claims) based on allegations of negligence, breach of statutory duty, public nuisance or private nuisance or otherwise in connection with its operations or investigations relating thereto. While we are presently unable to quantify its potential liability under any of the above, such liability may be material to the Company and may have a material adverse effect on its ability to continue in operation.

In addition, we may be subject to actions or related investigations by governmental or regulatory authorities. Such actions may include civil or criminal prosecution for breach of relevant statues, regulations or rules or failure to comply with the terms of our licenses and permits and may result in liability for pollution, other fines or penalties, revocation of consents, permits, approvals or licenses or similar action, which could be material and may affect the Company's results of operations. Exposures to fines and penalties generally are uninsurable as a matter of public policy.

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

We are dependent on information technology and its systems and infrastructure face certain risks, including cybersecurity risks and data leakage risks.

We utilize a variety of information technology systems and infrastructure. Any significant breakdown, invasion, destruction or interruption of these systems by employees, others with authorized access to the systems, or unauthorized persons could negatively impact operations. There is also a risk that we could experience a business interruption, theft of information, or reputational damage as a result of a cyber-attack, such as a data leakage of confidential information either internally or by third-party providers. While we have invested in the protection of our data and information technology to reduce these risks and periodically test the security of its information systems network, there can be no assurance that these efforts will prevent breakdowns or breaches in our systems that could adversely affect our business.

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

Our shares that are eligible for future sale may have an adverse effect on the price of our common shares. As at January 31, 2016 there were 277,557,082 of our common shares outstanding. The average trading volume for the three months prior to January 31, 2016 was approximately 13,300 shares per day on the TSX and 185,500 shares per day on the NYSE MKT. Sales of substantial amounts of our common shares, or a perception that such sales could occur, and the existence of options or warrants to purchase common shares and debt convertible into common shares at prices that may be below the then current market price of our common shares, could adversely affect the market price of our common shares and could impair our ability to raise capital through the sale of our equity securities.

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

We are a development stage company engaged in the exploration and development of natural resource properties. Currently our sole mineral property is the NorthMet Project located in the established mining district of the Mesabi Iron Range in northeastern Minnesota, USA. The NorthMet Project comprises the NorthMet copper-nickel-precious metals ore body, the Erie Plant, a large processing facility located approximately six miles from the ore body, and associated infrastructure.

In the years ended January 31, 2016, 2015, and 2014, we conducted exploration, development and acquisition activities only and did not conduct any operations that generated revenues. Thus, we rely principally on equity or debt to fund our projects and expenditures.

Since 2003, we have focused on five main areas:

Acquisition of the Erie Plant.
We acquired the Erie Plant and associated infrastructure from Cliffs Erie LLC, a subsidiary of Cliffs Natural Resources Inc. (together “Cliffs”). The Erie Plant facility comprises a 100,000 ton-per-day crushing and milling facility, a railroad and railroad access rights connecting the Erie Plant to the NorthMet ore body, tailing storage facilities, 120 railcars, locomotive fueling and maintenance facilities, water rights and pipelines, administrative offices on site and approximately 6,000 acres of land to the east and west of and contiguous to the existing tailing storage facilities. As partial consideration, we have agreed to indemnify Cliffs for the reclamation and remediation obligations of the acquired property.

See additional discussion in Item 4(D)(c)(ii).

Environmental Review and Permitting.
Under the Minnesota Environmental Policy Act (“MEPA”) and the National Environmental Policy Act (“NEPA”), state and federal agencies are required to complete an Environmental Impact Statement (“EIS”) with periods for public review and comment before permits to construct and operate the Project can be issued. We are also proposing to exchange land that we own with surface rights above and around our leased mineral rights to the NorthMet ore body currently owned by the U.S. Forest Service (“USFS”).

The Minnesota Department of Natural Resources (“MDNR”), the U.S. Army Corps of Engineers (“USACE”), and the USFS were Co-lead Agencies for preparation of the NorthMet EIS and the U.S. Environmental Protection Agency (“EPA”) joined as a Cooperating Agency in 2011. In November 2015, the Co-lead Agencies published the Final EIS and the USFS issued its draft Record of Decision (“ROD”) on the proposed land exchange. On March 3, 2016, the MDNR issued its ROD that the Final EIS meets the requirements under MEPA. With the state environmental review process completed, the regulatory focus moves to formal permits to construct and operate our NorthMet Project.

We are incorporating technical data and analyses developed during the Final EIS to prepare state permit applications, including a formal plan for financial assurance. We anticipate submitting formal permit applications by mid-2016. The permitting process is managed by the regulatory agencies and, therefore, timelines are not under our control.

See additional discussion in Item 4(D)(d).

Advancing the NorthMet ore body.
The NorthMet ore body is at the western end of a series of known copper-nickel-precious metals deposits in the Duluth Complex. Completion of the DFS in 2006 established proven and probable reserves, positioning NorthMet as the most advanced of the four advanced projects in the Duluth Complex: namely, from west to east NorthMet, Mesaba, Serpentine, and Maturi/Nokomis. We have continued exploration of NorthMet since the DFS and increased both reserves and resources.

See additional discussion in Items 4(D)(e) and 4(D)(f).

Engineering and feasibility.
In September 2006, Bateman Engineering Pty Ltd (“Bateman”) published a DFS that confirmed the economic and technical viability of our NorthMet Project.

Since 2006, we have made numerous process and project improvements, including extensive environmental controls designed to reduce and mitigate the environmental impact of the NorthMet Project. Our plan is to develop a new open pit mine at our NorthMet ore body, use existing rail infrastructure to move the run-of-mine rock to the Erie Plant, where we will reuse existing and new equipment to produce a copper concentrate and a nickel bulk concentrate. We are also seeking permits to build and operate a new autoclave to upgrade the nickel bulk concentrate to nickel-cobalt hydroxide and a precious metals precipitate, with copper recombined into the copper concentrate.

We plan to complete a Definitive Cost Estimate and Project Update, which will incorporate these changes. The Project Update will include detailed capital and operating costs reflecting the advanced stage of engineering and design and will be filed as a National Instrument 43-101 technical report.

See additional discussion in Item 4(D)(g).

Financing and corporate development.
Since September 2006, we have raised approximately $177 million in equity, $70 million of initial principal debt of which $25 million is exchangeable into equity upon receipt of permits necessary to build and operate our NorthMet Project, $4 million is secured by land acquired with proceeds from the loan and $41 million is secured by our assets.

Prior to receipt of permits, we will seek to secure construction debt financing that would be available upon receipt of key permits, with construction and ramp-up to commercial production anticipated to take approximately 24 months from receipt of key permits. The Company is in discussion with commercial banks and other financial institutions regarding construction finance.

See additional discussion in Item 5(b).

C.	Organizational Structure

Poly Met Mining, Inc., incorporated in Minnesota, USA on February 16, 1989, is our only material, wholly owned operating subsidiary.

D.	Property, Plant and Equipment

Mineral Property - NorthMet Project, Minnesota, USA

Our primary mineral property is the NorthMet Project, which comprises the NorthMet copper-nickel-precious metals ore body and the nearby Erie Plant facilities and associated infrastructure.

In the years ended January 31, 2016, 2015, and 2014, we conducted exploration, development and acquisition activities only and did not conduct any operations.

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

In the 1940’s, copper and nickel were discovered nearby, following which, in the 1960’s, United States Steel Corporation (“US Steel”) drilled what is now our NorthMet ore body.

In 1987, the Minnesota Natural Resources Research Institute (“NRRI”) published data suggesting the possibility of a large resource of PGMs in the base of the Duluth Complex. In 1989, we acquired a perpetually renewable mining lease over NorthMet from US Steel and commenced an investigation into the potential for mining and recovery of copper, nickel, and PGMs.

We commissioned a pre-feasibility study on the Project that was completed in 2001. The study found the economics of the NorthMet Project were unacceptably low owing to the capital cost of building a new plant facility combined with low metal prices prevailing at that time.

In March 2003, a new management team took over and commenced a detailed review of the Project recognizing that the Erie Plant and associated infrastructure had the potential to substantially reduce the capital cost and to simplify the permitting process. See additional discussion of the Erie Plant Acquisition in Item 4D(c)(ii).

Since inception, we have a cumulative deficit of $113.2 million, much of which has been incurred directly and indirectly in connection with our NorthMet Project. These expenditures supported drilling, sampling, assaying, environmental, metallurgical testing, and the pre-feasibility studies.

Figure No. 1
NorthMet Project Location Map

(b)	Location / Access / Climate

The NorthMet Project covers a total of approximately 16,700 acres or 25.9 square miles comprising two areas: the NorthMet mine site totaling approximately 4,300 acres or 6.5 square miles of leased mineral rights and the Erie Plant site totaling approximately 12,400 acres or 19.4 square miles of freehold land located approximately six miles west of the mine site. The property is located in St. Louis County in the Mesabi Iron Range mining district about 60 miles north of Duluth, Minnesota. The NorthMet Project is easily accessible via state and county roads. The surfaced County Highway 666 links the plant to the town of Hoyt Lakes, itself approximately 25 miles east of Virginia, Minnesota which is located on State Highway 53. The mine site is accessible by an all-season gravel road from the plant site and a private railroad crosses the property immediately south of the deposit and runs to the plant site. The plant site is serviced by commercial railroad which connects into the US national and Trans-Canadian railroad systems, as well as a private railroad providing access to port facilities located on Lake Superior. High-voltage power lines owned by Minnesota Power, with whom PolyMet has already secured a 10 year power supply contract, supply the plant site and there is ready access to industrial electric power at the mine site.

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

Pursuant to two lease agreements, we lease certain lands covering 4,282 acres or 6.5 square miles located in St. Louis County, Minnesota, known as the NorthMet Project:

•

Pursuant to an agreement dated January 4, 1989, subsequently amended and assigned, we lease 4,612 acres in St. Louis County, Minnesota from RGGS Land & Minerals Ltd., L.P (“RGGS”). The initial term of the perpetually renewable lease was 20 years and called for total lease payments of $1.475 million. We can, at our option, terminate the lease at any time by giving written notice to the lessor not less than 90 days prior to the effective termination date or can indefinitely extend the term by continuing to make $150,000 annual lease payments on each successive anniversary date. All lease payments have been paid to January 31, 2016. The next payment is due in January 2017. The lease payments are considered advance royalty payments and shall be deducted from future production royalties payable to the lessor, which range from 3% to 5% based on the net smelter return per ton received by us. Our recovery of $2.525 million in advance royalty payments is subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year.

•

Pursuant to an agreement effective December 1, 2008, we lease 120 acres in St. Louis County, Minnesota from LMC Minerals. The initial term of the renewable lease is 20 years and calls for minimum annual lease payments of $3,000 for the first four years after which the minimum annual lease payment increased to $30,000. The initial term may be extended for up to four additional five-year periods on the same terms. All lease payments have been paid to January 31, 2016. The next payment is due in November 2016. The lease payments are considered advance royalty payments and will be deducted from future production royalties payable to the lessor, which range from 3% to 5% based on the net smelter return per ton received by us. Our recovery of $0.129 million in advance royalty payments is subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year.

Pursuant to these leases, we hold mineral rights and the right to mine upon receiving the required permits. We have proposed to acquire surface rights through a land exchange.

(ii)	The Erie Plant

The Erie Plant was built by a consortium of steel companies in the mid-1950’s and processed low grade iron ore known as taconite that was transported to the facility by railroad from nearby mines. In the mid-1980’s, the consortium was consolidated into a single owner – LTV Steel. Pickands, Mather and Company and its successor Cliffs, operated the plant on behalf of the owners, processing approximately 100,000 tons per day of taconite ore. The plant was shut down in 2001 after LTV Steel filed for bankruptcy protection. Since then it has been maintained initially by Cliffs and, since November 15, 2005, by us. The plant did not operate during the 12 months ended January 31, 2016.

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

We have agreed to indemnify Cliffs for reclamation and remediation obligations in connection with acquired property. Once we obtain our permit to mine and Cliffs is released from its obligations by certain state agencies, we will be directly obligated to comply with applicable obligations. Until operating permits are granted to us, Cliffs remains the “Regulated Party” for such obligations.

In January 2010, Cliffs received a notice of intent to sue pursuant to Section 505 of the Clean Water Act on behalf of the Center for Biological Diversity, Save Lake Superior Association and the Indigenous Environmental Network. Pursuant to the notice, these environmental groups intended to file a lawsuit in Federal court for alleged violations by Cliffs of National Pollutant Discharge Elimination System ("NPDES") permits at three separate locations on the Cliffs Erie property.

In April 2010, Cliffs entered a consent decree with the Minnesota Pollution Control Agency (“MPCA”) under which it is obligated to proceed with both short and long-term mitigation of the alleged violations. As the indemnifying party, we are working closely with Cliffs on fulfillment of Cliff’s obligations under the consent decree. Field study activities were completed in 2010 and 2011 and short-term mitigations were initiated in 2011, as outlined in the plans and approved by the MPCA. Long-term mitigation plans were submitted to the MPCA in April 2012. In October 2012, a response was received from the MPCA approving plans for pilot tests of various treatment options to determine the best course of action. Although there is substantial uncertainty related to applicable water quality standards, engineering scope, and responsibility for the financial liability, the October 2012 response from the MPCA and subsequent communication amongst MPCA, Cliffs and us provide increasing clarification of the potential liability for the long-term mitigation included in our environmental rehabilitation provision.

As at January 31, 2016 we estimate the total reclamation and remediation liability to be approximately $69.5 million in present day costs and, based on the expected timing of such payments, our cost of capital, and anticipated inflation rates, we made a provision of $65.7 million in our financial statements at that date. As at January 31, 2015, present day costs were $72.6 million and the provision was $72.3 million. See additional discussion in Item 18 - Notes to Consolidated Financial Statements.

(d)	Environmental Review and Permitting

Under the Minnesota Environmental Policy Act (“MEPA”) and the National Environmental Policy Act (“NEPA”), state and federal agencies are required to complete an EIS with periods for public review and comment before permits to construct and operate can be issued.

We commenced the environmental review and permitting process in 2004. In 2005, the MDNR published its Environmental Assessment Worksheet Decision Document establishing the MDNR as the lead state agency and the USACE as the lead federal agency for preparation of the NorthMet EIS.

In November 2009, the Co-lead Agencies published the NorthMet draft EIS, which marked the start of a period for public review and comment including two public meetings.

In June 2010, the Co-lead Agencies announced that they intended to complete the EIS process by preparing a supplemental draft EIS incorporating a proposed land exchange with the USFS and expanding government agency cooperation. The USFS joined the USACE as a federal Co-lead Agency and in June 2011, the EPA joined as a Cooperating Agency.

On December 6, 2013, the Co-lead Agencies published the SDEIS, which started a new period for public review and comment, including three public meetings, which ended on March 13, 2014. The EPA issued comments on the supplemental draft EIS, which included an EC-2 rating, which is the highest rating for a proposed mining project, so far as we are aware. The highest rating LO (Lack of Objections) is typically applied to non-industrial projects such as the Upper Mississippi National Wildlife and Fish Refuge Comprehensive Conservation Plan Implementation. The EC-2 (Environmental Concerns) rating is the same as received by some other notable Minnesota projects including the Central Corridor Light Rail Project in the Twin Cities and the St. Croix River Crossing which have been built or are in the process of being constructed.

On November 6, 2015, the Co-lead Agencies published the Final EIS incorporating responses to comments on the draft and supplemental draft EIS’s. On November 17, 2015, the USFS issued its Draft ROD on the proposed land exchange which concluded that the land exchange was in the public interest and meets the desired conditions in the Superior National Forest Land and Resource Management Plan.

On March 3, 2016, the MDNR issued its ROD that the Final Environmental Impact Statement (“EIS”) addresses the objectives defined in the EIS scoping review, meets procedural requirements, and responds appropriately to public comments. The 30-day period allowed by law to challenge the state’s ROD has passed without any legal challenge being filed.

With publication of the ROD on the Final EIS, PolyMet is now focused on submission and regulatory review of state permit applications, completion of the USFS ROD and associated land exchange, and progress toward issuance of the Section 404 Wetlands Final ROD and Permit. On April 19, 2016 the MDNR held a Pre-application Public Informational Meeting that included an overview of the NorthMet Project and the permit to mine process together with a summary of other state permits, such as tailings dam safety, water quality, air quality and wetlands.

The permitting process is managed by the regulatory agencies and, therefore, timelines are not under our control. PolyMet expects that, under state guidelines, there should be decisions on draft state permits within 150 days of the applications being accepted.

The key permits are:

U.S. Army Corps of Engineers

•	Section 404 Individual Permit for Impacted Wetlands

Minnesota Department of Natural Resources

•	Permit to Mine
•	Water Appropriations Permit
•	Dam Safety Permit
•	Wetland Replacement Plan

Minnesota Pollution Control Agency

•	National Pollutant Discharge Elimination System (NPDES) Permit (storm water)
•	State Disposal System (SDS) Permit
•	Air Emissions Permit

As at January 31, 2016, we had spent approximately $102.2 million on environmental review and permitting activities comprising $6.5 million expensed prior to October 2006 and $95.7 million since October 2006.

(e)	Mineral Resources and Mineral Reserves

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

The DFS, prepared by Bateman, contemplated the development of a new open pit mine at our NorthMet ore body, using existing rail infrastructure to transport ore from the mine site to our Erie Plant, where we would use our existing facilities to crush and mill the rock. The finely ground material would then pass to a new flotation circuit with waste material sent to existing tailing storage facilities. The 2006 plan contemplated a hydrometallurgical plant to recover value-added metals from the concentrate.

From 2008 to 2013, we incorporated numerous project improvements that were reflected in the draft and supplemental draft EIS’s published in 2009 and 2013 respectively. The changes included Phase I production of separate copper and nickel concentrates with Phase II installation of an autoclave to upgrade the nickel concentrate as well as numerous modifications that will result in reduced environmental impacts, including: reductions in sulfur dioxide, mercury and greenhouse gas emissions at the plant site, capture of groundwater and surface seepage with the construction of an in ground containment system to the north and west of the existing tailings basin, and all contact water discharged from the NorthMet Project will be treated through reverse osmosis plants.

We plan to complete a Definitive Cost Estimate and Project Update prior to commencement of construction. The Project Update will incorporate numerous process and project improvements, environmental controls described in the Final EIS. The Project Update will also include detailed capital and operating costs reflecting the advanced stage of engineering and design and will be filed as a NI 43-101 Technical Report.

Saleable Products

During Phase I, we anticipate that we will sell copper concentrate and a nickel bulk concentrate.

In October 2008, we entered into an agreement with Glencore whereby Glencore will purchase our production of concentrates, metals, or intermediate products at prevailing market terms at the time of delivery for at least the first 5 years of production.

Capital Costs

Our 2008 DFS Update set out total capital cost of $601.9 million, reflecting both cost inflation and design scope changes since the DFS to that date, including facilities needed to ship concentrate during the construction and commissioning of Phase II. Further simplification of the metallurgical process reported in 2011 eliminated the planned copper solvent-extraction/electro-winning circuit.

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

During the period from February 1, 2015 until January 31, 2016, a non-U.S. affiliate of the largest shareholder of the Company (the “non-U.S. Shareholder Affiliate”) entered into sales contracts for agricultural products for delivery to Iranian entities wholly or majority owned by the GOI. The non-U.S. Shareholder Affiliate performed its obligations under the contracts in compliance with applicable sanction laws and, where required, with the necessary prior approvals by the relevant governmental authorities.

The gross revenue of the non-US Shareholder Affiliate related to these contracts did not exceed the value of $16 million for the twelve months ended January 31, 2016. At the same time as providing this information to us, our largest shareholder amended the information that it provided us for the prior year to state that the gross revenue of the non-U.S. Shareholder Affiliate related to these contracts did not exceed the value of $152 million for the twelve months ended January 31, 2015. The non-U.S. Shareholder Affiliate does not allocate net profit on a country-by-country or activity-by-activity basis, but estimates that the net profit attributable to the contracts would not exceed a small fraction of the gross revenue from such contracts. It is not possible to determine accurately the precise net profit attributable to such contracts.

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

Neither the Company nor any of its subsidiaries (i) engaged in any transactions or activities requiring disclosure under ITRA nor (ii) were involved in the transactions described in this section. As of the date of this report, the Company is not aware of any other activity, transaction or dealing by us or any of its affiliates during the fiscal year ended January 31, 2016 that requires disclosure in this report under Section 13(r) of the Exchange Act.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

(a)	Operating Results

This discussion and analysis should be read in conjunction with our consolidated financial statements and related notes for the years ended January 2016, 2015, and 2014 appearing under Item 18 – Financial Statements and listed under Item 19 – Exhibits.

Our functional currency is the United States dollar and our financial statements are presented in United States Dollar (presentation currency) and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Summary of Key Developments During and Subsequent to the Fiscal Year Ended January 31, 2016

During the year ended January 31, 2016, and through the date of the filing of this Annual Report, we continued to advance our NorthMet Project including the activities noted below:

•	Publication of the NorthMet Final EIS on November 6, 2015;
•	USFS Draft ROD on the proposed land exchange on November 17, 2015;
•	MDNR ROD on the Adequacy of the Final EIS on March 3, 2016. See additional discussion in Item 8(B);
•	Initiation of the formal permit process with a public meeting in Aurora, MN to layout the permit process on April 19, 2016;
•	Continued development of a Definitive Cost Estimate and Project Update incorporating project modifications incorporated into the Final EIS and permit applications;
•	$33.0 million secured debentures issued to Glencore AG, a wholly owned subsidiary of Glencore plc (together “Glencore”) to fund environmental review, permitting and general corporate purposes; and
•

Extension of the Glencore convertible and non-convertible loans to March 31, 2017 and clarification of PolyMet’s right to repay at any time without penalty, with an interest rate of 12- month US dollar LIBOR plus 15.0% from January 1, 2016.

Net cash used in operating and investing activities was $32.050 million, of which approximately $19 million was spent on environmental review and permitting. We pay own engineering and legal consultants and also reimburses the state of Minnesota for its internal staff costs and the cost of the EIS Contractor. Other spending relates to engineering and cost estimates, maintaining existing infrastructure, financing, and general corporate purposes.

Goals and Outlook for the remainder of fiscal 2017

•	USFS Final ROD on the proposed land exchange and transfer of title to the surface rights over and around the NorthMet mineral rights to PolyMet;
•	Submission of state permit applications;
•	Section 404 wetlands permit preparation for review;
•	Completion of Definitive Cost Estimate and Project Update;
•	Completion of project implementation plan;
•	Repayment / conversion of Glencore and IRRRB loans; and
•	Completion of construction finance plan including commitment of debt prior to the issuance of permits but subject to typical conditions precedent such as receipt of key permits.

We expect to spend approximately $30 million in the year to January 31, 2017. The primary focus remains completion of the permitting process. Other areas of focus include engineering and updated cost estimates that will be reported in an Updated Technical Report under National Instrument 43-101, maintaining existing infrastructure and financing.

Prior to receipt of permits, we will seek to secure construction financing that would be available upon receipt of key permits, with construction and ramp-up to commercial production anticipated to take approximately 24 months from receipt of key permits. We are in discussion with commercial banks and other financial institutions regarding construction finance.

Upon completion of the land exchange, which we anticipate will be completed during the current fiscal year, we will own surface rights to approximately 19,050 acres or 29.8 square miles of contiguous surface rights stretching from west of the Erie Plant to east of the proposed east pit at NorthMet.

See additional discussion of environmental review and permitting in Item 4(D)(d) and development plans in Item 4(D)(g).

Summary of Operating Results

(All figures in Thousands of U.S. dollar except Loss per share)

	Year Ended January 31
	2016	2015	2014
Revenue	-	-	-
Loss for the Year	(9,346)	(7,276)	(8,132)
Basic and Diluted Loss per Share	(0.03)	(0.03)	(0.04)
Total Assets	337,660	313,229	287,525
Long-Term Debt including Convertible Debt	79,009	41,306	36,243
Total Shareholders’ Equity	184,657	192,376	196,332

Year ended January 31, 2016 compared with the year ended January 31, 2015

Overall:

Our focus for the fiscal year ended January 31, 2016 was on the environmental review and permitting process for the NorthMet Project, maintenance of existing infrastructure and financing.

Loss for the year:

During the year ended January 31, 2016, we incurred a loss of $9.346 million ($0.03 loss per share) compared to a loss of $7.276 million ($0.03 loss per share) during the year ended January 31, 2015. The increase in the net loss for the year was primarily attributable to a non-cash loss on disposal of Wetland Credit Intangible as the proceeds are anticipated to be received over many years.

Cash Flows for the year:

Cash used in operating activities in the year ended January 31, 2016 was $4.822 million compared to cash used in the year ended January 31, 2015 of $4.196 million. The variance in cash is primarily due to changes in non-cash working capital balances.

Cash provided by financing activities for the year ended January 31, 2016 was $33.015 million compared to cash provided in the year ended January 31, 2015 of $7.977 million. The current year includes $33.0 million funding of the non-convertible loan and proceeds from share option exercises. The prior year includes $7.9 million funding of the non-convertible loan and proceeds from share option exercises.

Cash used in investing activities for the year ended January 31, 2016 was $27.228 million compared to cash used in the year ended January 31, 2014 of $27.253 million. Increased spending on engineering and cost estimates were mostly offset by decreased environmental technical support costs as the EIS process winds down.

Including the effect of foreign exchange, total cash for the year ended January 31, 2016 increased by $0.955 million for a balance of $10.256 million compared to the year ended January 31, 2015 where cash decreased $23.489 million for a balance of $9.301 million.

Capital Expenditures for the year:

During the year ended January 31, 2016 we capitalized $25.402 million (prior year - $50.219 million) of mineral property, plant, and equipment costs related to the acquisition, development and preservation of the NorthMet Project and other fixed assets. The decrease is primarily due to a decrease in the environmental rehabilitation provision of $7.269 million during the year ended January 31, 2016 as compared to an increase of $20.454 million during the year ended January 31, 2015. The change in the environmental rehabilitation provision includes a decrease of $4.230 million (prior year increase of $9.867 million) as a result of clarification of the potential liability for the long-term mitigation at the tailings basin and a decrease of $3.039 million (prior year increase of $10.587 million) as a result of changes in the risk free-interest rate. In addition, we capitalized $0.100 million (prior year - $0.100 million) of wetland credit intangible costs related to wetland credit options and development agreements.

Year ended January 31, 2015 compared with the year ended January 31, 2014

Overall:

Our focus for the fiscal year ended January 31, 2015 was to provide the Co-lead Agencies with input into the Final EIS and permit work at our NorthMet Project and obtain additional financing.

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

Cash flows for the year:

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

Cash used in investing activities for the year ended January 31, 2015 was $27.253 million compared to cash used in the year ended January 31, 2014 of $25.523 million. The increase was primarily due to increased work surrounding the SDEIS public comment period and review of comments received.

Including the effect of foreign exchange, total cash for the year ended January 31, 2015 decreased by $23.489 million for a balance of $9.301 million compared to the year ended January 31, 2014 where cash increased $24.702 million for a balance of $32.790 million.

Capital Expenditures for the year:

During the year ended January 31, 2015 we capitalized $50.219 million (prior year - $25.599 million) of mineral property, plant, and equipment costs related to the acquisition, development and preservation of the NorthMet Project and other fixed assets. The increase is primarily due to an increase in the environmental rehabilitation provision of $20.454 million during the year ended January 31, 2015 as compared to a decrease of $2.350 million during the year ended January 31, 2014. The increase comprises $9.867 million (prior year increase of $2.430 million) for an increase to the estimated liability as a result of clarification of the long-term mitigation at the tailings basin and $10.587 million (prior year decrease of $4.780 million) for changes in the risk free-interest rate. In addition, we capitalized $0.100 million (prior year - $0.100 million) of wetland credit intangible costs related to wetland credit options and development agreements.

(b)	Liquidity and Capital Resources

Liquidity risk is the risk we will not be able to meet our financial obligations as they become due and arises through the excess of financial obligations over available financial assets due at any point in time. Our objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time and is achieved by maintaining sufficient cash.

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

Although we plan to have the resources to carry out our plans and operations through January 31, 2017, we do not currently have sufficient capital to meet our estimated project capital expenditure requirements and are in discussions to arrange sufficient capital to meet these requirements. During the upcoming fiscal year, our objective is to identify the source or sources from which we will obtain the capital required to complete the Project.

Year Ended January 31, 2016 compared with the year ended January 31, 2015

As at January 31, 2016, we had working capital of $2.162 million compared with a working capital deficiency of $31.672 million as at January 31, 2015 consisting primarily of cash of $10.256 million (January 31, 2015 - $9.301 million), amounts receivable of $0.429 million (January 31, 2015 - $0.381 million), prepaid expenses of $1.285 million (January 31, 2015 - $1.108 million), accounts payable and accrued liabilities of $3.348 million (January 31, 2015 - $2.673 million), convertible debt of $nil (January 31, 2015 - $33.451 million), non-convertible debt of $4.962 million (January 31, 2015 - $4.614 million) and the current portion of environmental rehabilitation provision of $1.498 million (January 31, 2015 - $1.724 million).

Year Ended January 31, 2015 compared with the year ended January 31, 2014

As at January 31, 2015 we had a working capital deficiency of $31.672 million compared with working capital of $1.872 million as at January 31, 2014 consisting primarily of cash and cash equivalents of $9.301 million (January 31, 2014 - $32.790 million), amounts receivable of $0.381 million (January 31, 2014 - $1.420 million), prepaid expenses of $1.108 million (January 31, 2014 - $1.195 million), accounts payable and accrued liabilities of $2.673 million (January 31, 2014 - $3.806 million), convertible debt of $33.451 million (January 31, 2014 - $31.967 million), non-convertible debt of $4.614 million (January 31, 2014 - $nil), and the current portion of environmental rehabilitation provision of $1.724 million (January 31, 2014 - $1.504 million).

Financing Activities

Glencore Financing

Since October 2008, the Company and Glencore have entered into a series of financing agreements comprising:

•	Convertible debt – $25.0 million initial principal secured convertible debentures drawn in four tranches (together the “2008 Debentures”);
•

Equity – four separate agreements comprising a $25.0 million placement of PolyMet common shares in calendar 2009 in two tranches; a $30.0 million placement of PolyMet common shares in calendar 2010 in three tranches; a $20.0 million placement of PolyMet common shares in calendar 2011 in one tranche; and a $20.960 million purchase of PolyMet common shares in the 2013 Rights Offering (see 2013 Glencore Agreement below);

•

Non-convertible debt – two separate agreements comprising $30.0 million initial principal secured debentures in calendar 2015 drawn in four tranches (the “2015 Debentures”) and $11.0 million initial principal secured debenture in calendar 2016 drawn in one tranche (the “2016 Debenture”) (see 2015 Glencore Agreements below).

As a result of these financing transactions and the purchase by Glencore of PolyMet common shares previously owned by Cliffs, Glencore's ownership and ownership rights of PolyMet as at January 31, 2016 comprises:

•	78,724,821 shares representing 28.4% of PolyMet's issued shares;
•

The 2008 Debentures are exchangeable through the exercise of an Exchange Warrant at $1.2920 per share into 27,853,358 common shares of PolyMet (including capitalized and accrued interest as at January 31, 2016) until the Repayment Date, which is the earlier of March 31, 2017, availability of $80 million of debt or equity financing, or an earlier date on which PolyMet can demonstrate that it is prudent to repay the debentures, subject to ten days notice during which time Glencore can elect to exercise the Exchange Warrant. The exercise price of the Exchange Warrant is and the number of shares issuable are subject to conventional anti-dilution provisions; and

•

Warrants (“Purchase Warrants”) to purchase 6,458,001 million common shares at $0.8231 per share at any time until December 31, 2017, subject to mandatory exercise if the 20-day volume weighted average price (“VWAP”) of PolyMet common shares is equal to or greater than 150% of the exercise price and PolyMet has received permits and construction finance is available (“Early Maturity Event”). The exercise price of the Purchase Warrants and the number of warrants are subject to conventional anti-dilution provisions.

If Glencore were to exercise all of its rights and obligations under these agreements, it would own 113,036,180 common shares of PolyMet, representing 36.2% on a partially diluted basis, that is, if no other options or warrants were exercised or 34.0% on a fully diluted basis, if all other options and warrants were exercised, whether they are in-the-money or not.

2013 Glencore Agreement

On April 10, 2013, we issued a Tranche E debenture (“2013 Debenture”) with the principal amount of $20.0 million to Glencore and Glencore agreed to a Standby Purchase Agreement (“Standby”) related to the $60.480 million Rights Offering by us. Under the Standby, Glencore agreed to purchase any common shares offered under the Rights Offering that were not subscribed for by holders of the Rights, subject to certain conditions and limitations. The 2013 Debenture carried a fixed interest rate of 4.721% per annum, was issued on April 11, 2013 and repaid upon closing of the Rights Offering on July 5, 2013. We recognized the 2013 Debenture issued initially at fair value and subsequently accounted for the debenture at its amortized cost. Transaction costs for the financing were $0.103 million. All borrowing costs were eligible for capitalization and 100% of these costs were capitalized during the year ended January 31, 2014.

Glencore purchased 31,756,979 common shares of the Company for $20.960 million upon closing of the Rights Offering on July 5, 2013.

2014 Glencore Agreement

On April 25, 2014, we extended the term of the 2008 Debentures and the expiration date of the associated Exchange Warrant to the earlier of the Early Maturity Event or September 30, 2015. All other terms of both the debentures and the warrant were unchanged.

2015 Glencore Agreements

On January 28, 2015, we agreed to issue to Glencore new Tranche F, G, H, and I secured debentures with the total principal amount of $30.0 million. Tranche F in the amount of $8.0 million was issued on January 30, 2015. Tranche G in the amount of $8.0 million was issued on April 15, 2015. Tranche H in the amount of $8.0 million was issued on July 1, 2015. Tranche I in the amount of $6.0 million was issued on October 1, 2015. The interest rate on these debentures was 12-month US dollar LIBOR plus 8.0% per annum payable in cash upon maturity and the maturity was the earlier of (i) the availability of at least $100 million of construction finance or (ii) March 31, 2016. We provided security by way of a guarantee and a pledge of the assets of the Company and its wholly-owned subsidiary. We recognized these debentures initially at fair value and subsequently accounted for the debentures at amortized cost. Transaction costs for the financing were $0.150 million.

On July 30, 2015, we extended the term of the 2008 Debentures and the expiration date of the associated Exchange Warrant to the earlier of the Early Maturity Event or March 31, 2016 and the interest rate was increased from 12-month US dollar LIBOR plus 4.0% to 12-month US dollar LIBOR plus 8.0% effective August 1, 2015. The Purchase Warrant expiration date was extended to the earlier of the Early Maturity Event or December 31, 2016 and the exercise price was reduced from $1.3022 per share to $0.9292 per share. The transaction has been accounted for as a modification of the existing convertible debt with the $1.241 million difference in the fair value of the purchase warrants as a result of the extension in term and price reduction being recorded within equity.

On December 15, 2015, we extended the term of the 2008 Debentures and expiration date of the associated Exchange Warrant and extended the term of the 2015 Debentures to the Repayment Date, which is the earlier of March 31, 2017, availability of $80 million of debt or equity financing or an earlier date on which PolyMet can demonstrate that it is prudent to repay the debentures, subject to ten days notice during which time Glencore can elect to exercise the Exchange Warrant. The interest rate was increased from 12-month US dollar LIBOR plus 8.0% to 12-month US dollar LIBOR plus 15.0% effective January 1, 2016. The Purchase Warrant expiration date was extended to December 31, 2017, and the exercise price was reduced from $0.9292 per share to $0.8231 per share. The transactions have been accounted for as a modification of the existing convertible debt with the $0.615 million difference in the fair value of the purchase warrants as a result of the extension in term and price reduction being recorded within equity.

2016 Glencore Agreement

On January 27, 2016, we issued to Glencore a Tranche J secured debenture with the total principal amount of $11.0 million. The interest rate on this debenture was 12-month US dollar LIBOR plus 15.0% per annum payable in cash upon maturity and the maturity was the Repayment Date, which is the earlier of March 31, 2017, availability of $80 million of debt or equity financing or an earlier date on which PolyMet can demonstrate that it is prudent to repay the debentures. We provided security by way of a guarantee and a pledge of the assets of the Company and its wholly-owned subsidiary. We recognized this debenture initially at fair value and subsequently accounted for the debenture at amortized cost. Transaction costs for the financing were $0.050 million.

Iron Range Resources & Rehabilitation Board ("IRRRB") Financing

In June 2011, we closed a $4.0 million loan from IRRRB, a development agency created by the State of Minnesota to stabilize and enhance the economy of northeastern Minnesota. At the same time, we exercised our options to acquire two tracts of land as part of the proposed land exchange with the USFS. The loan is secured by the land acquired, carries a fixed interest rate of 5% per annum, compounded annually, and is repayable on the earlier of June 30, 2016 or the date which the related land is exchanged with the USFS. We have issued warrants giving the IRRRB the right to purchase 461,286 shares of our common shares at $2.1678 per share at any time until the earlier of June 30, 2016 and one year after permits are received.

AG for Waterfowl, LLP ("AG") Financing

In March 2012, we acquired a secured interest in land owned by AG that is permitted for wetland restoration. AG subsequently assigned the agreement to EIP Minnesota, LLC (“EIP”) in September 2012. EIP will restore the wetlands and, upon completion, wetland credits are to be issued by the proper governmental authorities.

As part of the initial consideration, AG received warrants to purchase 1,249,315 common shares at $1.3007 per share. These warrants expired on December 31, 2015.

On April 6, 2015, we entered into a revised agreement with EIP whereby EIP will seek to sell credits that PolyMet does not need to third parties and, over time, reimburse PolyMet for its costs. The financial asset has been designated as available for sale. Upon closing of the transaction, we recognized the receivable at fair value calculated using a 9.25% discount rate and 12 year term resulting in a receivable of $2.552 million and a non-cash loss of $1.852 million. We will account for subsequent fair value changes through other comprehensive income or loss. Under the agreement, PolyMet retains the right to purchase up to 300 credits until February 28, 2017 with additional payments due only if PolyMet exercises that right in part or in full.

Rights Offering

On May 24, 2013, we filed the final prospectus for an offering of rights ("Rights") to holders of common shares of us (the "Rights Offering"). Every shareholder received one Right for each common share owned on June 4, 2013, the Record Date, and two Rights entitled the holder to acquire one new common share of us at $0.66 per share.

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

Other Financings

During the year ended January 31, 2016, we issued 275,000 shares (prior year – 75,000 shares) upon exercise of options for proceeds of $0.216 million (prior year - $0.081 million).

Escrowed Securities

As at January 31, 2016, we had the following outstanding securities held in escrow:

	Number of Securities
Designation of Class	held in Escrow	Percentage of Class
Common shares (1)	236,000	0.01%

(1)	Common shares held by Farris, Vaughan, Wills & Murphy LLP and were issued as restricted shares to U.S. employees.

(c)	Research and Development, Patents and Licenses, Etc.

We are engaged in the exploration and development of mineral properties. See Item 5(a) and 5(b) above for a discussion of the expenditures incurred in connection with our business activities.

We hold a royalty-free license to use the PLATSOL technology originally developed for our NorthMet Project by International PGM Technologies to recover precious metals from a hydrometallurgical circuit. Separately, we have filed for patents related to copper concentrate enrichment technology that we have developed. PLATSOL and the copper concentrate enrichment technology will not be used in Phase I of the project development but we do plan to use them in Phase II upgrading of the nickel-PGM concentrate.

(d)	Trend Information

There are no major trends anticipated to have a material effect on our financial condition and results of operations in the near future.

(e)	Off-Balance Sheet Arrangements

None.

(f)	Tabular Disclosure of Contractual Obligations

The following table lists as at January 31, 2016 information with respect to our known contractual obligations and environmental rehabilitation provision:

			Less than	1 – 3	3 – 5	More than
Contractual Obligations	Carrying	Contractual	1 year	years	years	5 years
(in 000’s)	Value	Cash Flows
Accounts payable and accrued liabilities	$3,348	$3,348	$3,348	$-	$-	$-
Convertible debt	35,986	43,292	-	43,292
Non-convertible debt	47,985	56,974	5,111	51,863
Environmental rehabilitation provision	65,684	69,529	1,498	6,703	15,956	45,372
Commitments	-	2,243	2,068	175	-	-
Total	$153,003	$175,386	$12,025	$102,033	$15,956	$45,372

(g)	Critical Accounting Policies

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

For its mineral property interest, we consider both external and internal sources of information in assessing whether there are any indications of impairment. External sources of information we consider include changes in the market, economic and legal environment in which we operate that are not within its control and affect the recoverable amount of mineral property interests. Internal sources of information we consider include indications of economic performance of the asset. No impairment loss for of the mineral property interests was recorded for the year ended January 31, 2016 or January 31, 2015.

(iii)	Provisions for Environmental Rehabilitation Costs

Provisions for environmental rehabilitation costs associated with mineral property, plant and equipment, are recognized when we have a present legal or constructive obligation that can be estimated reliably, and it is probable an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

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

See discussion of other significant accounting policies and future accounting changes in Item 18 - Notes to Consolidated Financial Statements.

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

The following is a list of the names and ages of our directors and senior management:

Name	Age	Position
W. Ian L. Forrest	77	Chairman, Director
Jonathan Cherry	46	Director, President, and Chief Executive Officer
Matthew Daley	37	Director
David Dreisinger	58	Director
Alan R. Hodnik	56	Director
William Murray	67	Director
Stephen Rowland	54	Director
Michael M. Sill	54	Director
Douglas J. Newby	57	Chief Financial Officer
Bradley Moore	55	Executive Vice President, Environmental & Governmental Affairs

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

William Murray served as our Executive Chairman from February 2008 to December 2010 and has served as a member of our board of directors since March 2003. He previously served as our President and Chief Executive Officer from March 2003 until February 2008. He also serves as the Chair of our Technical Steering Committee and serves on our Business Development and Risk Management, Capital Finance and our Compensation committees. Mr. Murray is an engineer in the mining industry with more than 35 years of experience in construction management, project evaluation in North America and Africa. From April 1993 to 2003, Mr. Murray provided consulting services to the mining industry as a principal of Optimum Project Services Ltd. Prior to that, Mr. Murray was employed by Fluor Daniel, a large U.S. Engineering & Construction contractor, as the Director of New Business from October 1989 to April 1993. From September 1981 to May 1986, Mr. Murray was a Director of Project Services at Denison Mines where he was part of the core team than built the $1.2 billion Quintette Coal project. From September 1970 to August 1981, Mr. Murray held a number of positions at Anglo American Corp in South Africa, principally in the Gold Division. Mr. Murray is also a director of Aura Minerals, Inc., and Prospero Silver Corp. Mr. Murray currently resides in British Columbia, Canada.

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

Michael M. Sill has served as a member of our board of directors since March 2011. He also serves as the Chair on our Audit Committee and serves on our Capital Finance, our Safety, Health and Environmental and our Compensation committees. Mr. Sill has served as President and CEO of Road Machinery & Supplies Co. since 1994, having joined Road Machinery in 1988. Road Machinery is a distributor of construction, mining and forestry equipment. Educated at Dartmouth College and J.L. Kellogg Graduate School of Management, Mr. Sill started his career as a financial analyst and commercial lending officer with The Northern Trust Company. He has served on the boards of the Associated Equipment Distributors, Associated General Contractors of Minnesota, the Twin Cities Regional Board of US Bank, and Dunwoody College of Technology. Mr. Sill currently resides in Minnesota, United States.

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

Bradley Moore has served as our Executive Vice President, Environmental & Government Affairs since January 2011. Mr. Moore has nearly 30 years experience in regulatory and government relation positions. He served as Commissioner of the Minnesota Pollution Control Agency from 2006 to 2008, and as Assistant Commissioner for Operations of the MDNR from January 1999 to August 2006. Prior to that, he worked in leadership and policy analyst positions with the MDNR and the Minnesota Department of Public Service (now the Department of Commerce). In December 2008, Mr. Moore joined Barr Engineering as Senior Advisor, Public and Governmental Affairs where he advised several companies on environmental strategy. Mr. Moore currently resides in Minnesota, United States.

B.	Statement of Executive Compensation

During the fiscal year ended January 31, 2016, we had five Named Executive Officers (“NEOs”) (for the purposes of applicable securities legislation): Jonathan Cherry, President and Chief Executive Officer; Douglas Newby, Chief Financial Officer; Bradley Moore, Executive Vice President, Environmental & Governmental Affairs; Andrew Ware, Chief Geologist; and Bruce Richardson, Vice President, Corp Communications and External Affairs. Mr. Ware and Mr. Richardson are not executive officers (for the purposes of applicable securities legislation) but constitute NEOs.

The following table sets forth the compensation paid to our Named Executive Officers for the fiscal year ended January 31, 2016:

Named Executive Officer	Salaries Commissions and Bonuses	Options / Restricted Share Units	Pension, Retirement and Similar Benefits(1)	Total Compensation
Jonathan Cherry, Director, President and Chief Executive Officer	$ 812,500	$ -	$ 15,900	$ 828,400
Douglas Newby, Chief Financial Officer	$ 367,300	$ -	$ 7,600	$ 374,900
Bradley Moore, Executive Vice President, Environmental and Governmental Affairs	$ 355,200	$ -	$ 12,300	$ 367,500
Andrew Ware, Chief Geologist	$ 225,700	$ -	$ 9,200	$ 234,900
Bruce Richardson, Vice President, Corp Communications and External Affairs	$ 220,400	$ -	$ 9,100	$ 229,500

(1) Balances represent Company contributions under 401k pension plans.

We have no pension plan or other arrangement for non-cash compensation to the NEOs.

Other than the arrangements noted in the tables above and below, during the fiscal year ended January 31, 2016, no compensation was paid or is payable by us to the directors of the Company, or our subsidiaries, if any, for their services in their capacity as directors, including any amounts payable for committee participation or special assignments:

Director	Director’s Fees	Options / Restricted Share Units	Total Compensation
W. Ian L. Forrest	$ 50,000	$ -	$ 50,000
Matthew Daley	$ 40,000	$ -	$ 40,000
David Dreisinger	$ 40,000	$ -	$ 40,000
Alan R. Hodnik	$ 40,000	$ -	$ 40,000
William Murray	$ 40,000	$ -	$ 40,000
Stephen Rowland	$ 40,000	$ -	$ 40,000
Michael M. Sill	$ 40,000	$ -	$ 40,000

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

Our Audit Committee consists of Michael M. Sill (Chair), W. Ian L. Forrest, and Dr. David Dreisinger, all of whom are independent directors. Mr. Forrest meets the criteria of an “Audit Committee Financial Expert” under the applicable rules and regulations of the SEC and such designation has been ratified by the Board of Directors. The Audit Committee oversees our auditing procedures, receives and accepts the reports of our independent chartered professional accountants, oversees our internal systems of accounting and management controls, and makes recommendations to the Board of Directors as to the selection and appointment of our auditors.

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

As at January 31, 2016 we had 21 full-time employees, with 1 located in our Toronto office, 12 located in our Hoyt Lakes office, and 8 located in our St. Paul office. None of our employees are covered by a collective bargaining agreement. We believe that our relations with our employees are good.

E.	Share Ownership

See Item 7(A) for shareholdings of persons listed in Item 6(B).

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth certain information that has been provided to us regarding the beneficial ownership of our common shares as of April 15, 2016 by those known to our management to be (i) the beneficial owner of more than 5% of our outstanding common shares, (ii) our directors, (iii) our current executive officers identified under Item 6(A), and (iv) all directors and executive officers as a group.

Name and Address of	Amount and Nature of	Percent of
Beneficial Owner (1)	Beneficial Ownership (2)	Common Shares (3)
Jonathan Cherry (4)	4,659,356	1.7%
W. Ian L. Forrest (5)	3,259,262	1.2%
William Murray (6)	2,573,816	*
Douglas J. Newby (7)	1,618,553	*
Bradley Moore (8)	1,247,608	*
Michael M. Sill (9)	1,059,963	*
David Dreisinger (10)	987,292	*
Stephen Rowland (11)	929,762	*
Alan R. Hodnik (12)	880,262	*
Matthew Daley (13)	250,000	*
Total directors and executive officers as a group (14)	17,465,874	6.1%
5% or more shareholders:
Glencore (15)	113,777,209	36.4%
Baarermattstrasse 3
CH-6341 Baar, Switzerland

* Less than 1.0%

(1)	The address of each person, unless otherwise noted, is c/o PolyMet Mining Corp., 100 King Street West, Suite 5700, Toronto, Ontario M5X 1C7.

(2)

The number of shares beneficially owned by each person or group includes common shares that such person or group had the right to acquire on or within 60 days after that date, including, but not limited to, upon the exercise of options and vesting and release of restricted stock units. To our knowledge, except as otherwise indicated in the footnotes to this table and subject to applicable community property laws, each shareholder named in the table has the power to vote or direct the voting of (voting power) and the power to sell or otherwise direct the disposition of (dispositive power) the shares set forth opposite such shareholder’s name.

(3)

For each person and group included in the table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group as described above by the sum of the 277,672,970, common shares outstanding on April 15, 2016 and the number of common shares that such person or group had the right to acquire on or within 60 days of that date, including, but not limited to, upon the exercise of options and upon vesting and payment of restricted stock units.

(4)

Includes 781,689 common shares directly owned by Mr. Cherry, 1,666,667 common shares issuable upon exercise of options at an exercise price of $0.7613 per share set to expire on June 21, 2022, 562,000 common shares issuable upon exercise of options at an exercise price of $0.98 set to expire January 17, 2024, 502,000 common shares issuable upon exercise of options at an exercise price of $1.0700 set to expire January 5, 2020, and 1,147,000 common shares issuable upon exercise of options at an exercise price of $0.7600 set to expire February 1, 2021.

In addition, Mr. Cherry holds currently un-exercisable options to acquire 833,333 common shares at an exercise price of $0.7613 per share set to expire on June 21, 2022 and has the right, upon certain milestones, to receive 544,317 common shares issuable under Restricted Share Units for which he currently has neither voting nor dispositive rights.

(5)

Includes 29,762 common shares directly owned by Mr. Forrest, 2,217,000 common shares owned in the name of Micor Trading SA of which Mr. Forrest is a director and has voting and dispositive control, 562,500 common shares owned in the name of Panares Resources Inc. of which he is a director and has voting and dispositive control, 150,000 common shares issuable upon exercise of options at an exercise price of $0.7110 per share set to expire on February 17, 2019 and 300,000 common shares issuable upon exercise of options at an exercise price of $0.9800 per share set to expire December 16, 2023. In addition, Mr. Forrest has the right, upon certain milestones, to receive 52,879 common shares issuable under Restricted Share Units for which he currently has neither voting nor dispositive rights.

(6)

Includes 963,852 common shares directly owned by Mr. Murray and 959,964 common shares held in the name of Group 4 Ventures of which he is the sole shareholder, 200,000 common shares issuable upon exercise of options at an exercise price of $0.7110 per share set to expire on February 17, 2019, 150,000 common shares issuable upon exercise of options at an exercise price of $0.8237 per share set to expire July 11, 2022 and 300,000 common shares issuable upon exercise of options at an exercise price of $0.9800 per share set to expire December 16, 2023. In addition, Mr. Murray has the right, upon certain milestones, to receive 93,133 common shares issuable under Restricted Share Units for which he currently has neither voting nor dispositive rights.

(7)

Includes 229,553 common shares directly owned by Mr. Newby, 100,000 common shares held indirectly by Kathryn Levy, the spouse of Mr. Newby, 25,000 common shares held in the name of Proteus Capital Corp. of which Mr. Newby is the President and controlling shareholder, 45,000 restricted common shares for which he has voting power but does not currently have dispositive control, 200,000 common shares issuable upon exercise of options at an exercise price of $1.0318 per share set to expire on March 8, 2022, 100,000 common shares issuable upon exercise of options at an exercise price of $0.7977 per share set to expire on January 7, 2023, 219,000 common shares issuable upon exercise of options at an exercise price of $0.9800 set to expire January 17, 2024, 213,000 common shares issuable upon exercise of options at an exercise price of $1.0700 set to expire January 5, 2020 and 487,000 common shares issuable upon exercise of options at an exercise price of $0.7600 set to expire February 1, 2021. In addition, Mr. Newby has the right, upon certain milestones, to receive 231,252 common shares issuable under Restricted Share Units for which he currently has neither voting nor dispositive rights.

(8)

Includes 39,608 common shares directly owned by Mr. Moore, 300,000 common shares issuable upon exercise of options at an exercise price of $1.8816 per share set to expire on January 25, 2021, 100,000 common shares issuable upon exercise of options at an exercise price of $1.0318 per share set to expire on March 8, 2022, 160,000 common shares issuable upon exercise of options at an exercise price of $0.9800 per share set to expire January 17, 2024, 138,000 common shares issuable upon exercise of options at an exercise price of $1.0700 per share set to expire on January 5, 2020, and 510,000 common shares issuable upon exercise of options at an exercise price of $0.7600 set to expire February 1, 2021. In addition, Mr. Moore has the right, upon certain milestones, to receive 216,498 common shares issuable under Restricted Share Units for which he currently has neither voting nor dispositive rights.

(9)

Includes 281,262 common shares directly owned by Mr. Sill, 6,201 common shares held in the name of Matthew Sill, 22,500 common shares held in the name of Michael R. Sill Family Trust, of which Mr. Sill is a trustee, 250,000 common shares issuable upon exercise of options by Mr. Sill at an exercise price of USD $1.7689 per share set to expire on March 10, 2021, 200,000 common shares issuable upon exercise of options at an exercise price of $1.0318 per share set to expire on March 8, 2022 and 300,000 common shares issuable upon exercise of options at an exercise price of $0.9800 per share set to expire December 16, 2023. In addition, Mr. Sill has the right, upon certain milestones, to receive 52,879 common shares issuable under Restricted Share Units for which he currently has neither voting nor dispositive rights.

(10)

Includes 387,292 common shares directly owned by Dr. Dreisinger, 150,000 common shares issuable upon exercise of options at an exercise price of $0.7110 per share set to expire on February 17, 2019, 150,000 common shares issuable upon exercise of options at an exercise price of $0.7977 per share set to expire on January 7, 2023 and 300,000 common shares issuable upon exercise of options at an exercise price of $0.9800 per share set to expire December 16, 2023. Mr. Dreisinger has the right, upon certain milestones, to receive 52,879 common shares issuable under Restricted Share Units for which he currently has neither voting nor dispositive rights.

(11)

Includes 179,762 common shares directly owned by Mr. Rowland, 250,000 common shares issuable upon exercise of options at an exercise price of $1.0318 per share set to expire on March 8, 2022, 300,000 common shares issuable upon exercise of options at an exercise price of $0.9800 per share set to expire December 16, 2023 and 200,000 common shares issuable upon exercise of options at an exercise price of $0.9300 per share set to expire January 9, 2024. In addition, Mr. Rowland has the right, upon certain milestones, to receive 52,879 common shares issuable under Restricted Share Units for which he currently has neither voting nor dispositive rights.

(12)

Includes 130,262 common shares directly owned by Mr. Hodnik, 250,000 common shares issuable upon exercise of options at an exercise price of USD $1.7689 per share set to expire on March 10, 2021, 200,000 common shares issuable upon exercise of options at an exercise price of $1.0318 per share set to expire on March 8, 2022 and 300,000 common shares issuable upon exercise of options at an exercise price of $0.9800 per share set to expire December 16, 2023. In addition, Mr. Hodnik has the right, upon certain milestones, to receive 52,879 common shares issuable under Restricted Share Units for which he currently has neither voting nor dispositive rights.

(13)

Includes 250,000 common shares issuance upon exercise of options at an exercise price of $1.0700 per share set to expire on July 9, 2024. In addition, Mr. Daley has the right, upon certain milestones, to receive 52,879 common shares issuable under Restricted Share Units for which he currently has neither voting nor dispositive rights.

(14)

Includes 6,916,207 common shares owned, 10,504,667 common shares issuable upon exercise of options, and 45,000 restricted common shares for which the holder has voting power but does not currently have dispositive control. Does not include 1,402,474 common shares issuable under Restricted Share Units for which the holder currently has neither voting nor dispositive rights nor currently un-exercisable options to acquire 833,333 common shares.

(15)

Includes 78,724,821 common shares owned, $25.0 million initial principal debentures exchangeable into 28,594,387 of our common shares (including interest capitalized as at March 31, 2016) and warrants to acquire 6,458,001 of our common shares at $0.8231 per share.

Our shareholder who beneficially owns more than 5% of our common shares outstanding do not have voting rights different from any other shareholders of common shares.

As at April 15, 2016, there were 338 holders of record of our common shares of which 264 were U.S. residents owning 24.26% of our outstanding common shares.

B.	Related Party Transactions

We conducted transactions with senior management, directors and persons or companies related to these individuals, and paid or accrued amounts as follows:

	Year ended January 31
(in $000’s)	2016	2015	2014

Salaries and other short-term benefits	$1,825	$1,509	$1,718
Other long-term benefits	34	49	60
Share-based payments (1)		1,093	2,,366
Total	$1,861	$2,651	$4,144

(1)	Share-based payment represents the fair value determined at grant date to be expensed over the vesting period.

There are agreements with key employees that contain severance provisions for termination without cause or in the event of a take-over. Other than the President and Chief Executive Officer, none of PolyMet’s other directors has a service contract with us providing for benefits upon termination of his employment.

As a result of Glencore’s ownership of 28.4% of us it is also a related party. We have entered into a Technical Services Agreement with Glencore whereby PolyMet reimburses Glencore for costs associated with providing technical support to PolyMet, primarily in detailed project design and mineral processing where PolyMet requests assistance under an agreed scope of work. Transactions with Glencore are described in Item 5(b) above.

To our knowledge, except as disclosed above, none of the directors, executive officers or other insiders, as applicable, of us or any affiliate of us has or has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect us.

C.	Interests of experts and counsel.

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See Item 18.

Legal Proceedings and Regulatory Actions

To the knowledge of Company’s management, there are no material legal proceedings or regulatory actions outstanding to which we are a party, or to which any of its property is subject to, during the financial year ended January 31, 2016, and no such proceedings or regulatory actions are known to us to be threatened or pending, as of the date hereof.

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

On March 3, 2016, the MDNR issued its ROD that the Final EIS addresses the objectives defined in the EIS scoping review, meets procedural requirements, and responds appropriately to public comments. The 30-day period allowed by law to challenge the state’s ROD has passed without any legal challenge being filed.

The state’s decision also lays the foundation for permits to construct and operate the NorthMet Project. On April 19, 2016 the MDNR held a Pre-application Public Informational Meeting that included an overview of the NorthMet Project and the permit to mine process together with a summary of other state permits, such as tailings dam safety, water quality, air quality and wetlands. After consultation with the MDNR and the MPCA, PolyMet will begin to submit the various state permit applications that will be required to construct and operate the project.

ITEM 9. THE OFFER AND LISTING

A.	The Offer and Listing Details

The following table outlines the annual high and low market prices for the five most recent fiscal years:

Fiscal Year Ended	TSX		NYSE MKT
	High (CDN$)	Low (CDN$)	High (US$)	Low (US$)
January 31, 2016	1.70	0.79	1.33	0.61
January 31, 2015	1.66	1.08	1.50	1.00
January 31, 2014	1.34	0.69	1.28	0.67
January 31, 2013	1.37	0.73	1.37	0.70
January 31, 2012	2.61	1.00	2.65	0.97

The following table outlines the high and low market prices for each fiscal financial quarter for the two most recent fiscal periods:

Fiscal Quarter Ended	TSX		NYSE MKT
	High (CDN$)	Low (CDN$)	High (US$)	Low (US$)
January 31, 2016	1.45	0.97	1.10	0.70
October 31, 2015	1.27	0.79	0.98	0.61
July 31, 2015	1.62	1.18	1.33	0.92
April 30, 2015	1.70	1.26	1.33	1.04
January 31, 2015	1.38	1.17	1.18	1.01
October 31, 2014	1.36	1.14	1.25	1.04
July 31, 2014	1.38	1.08	1.26	1.00
April 30, 2014	1.66	1.13	1.50	1.02

The following table outlines the high and low market prices for the periods indicated:

Month Ended	TSX			NYSE MKT
	High (CDN$)	Low (CDN$)	Total Volume (#)	High (US$)	Low (US$)	Total Volume (#)
April 1 – 15, 2016	1.25	1.10	108,600	0.98	0.84	1,649,700
March 31, 2016	1.52	1.05	884,900	1.13	0.80	9,665,000
February 29, 2016	1.24	1.10	191,600	0.89	0.80	2,552,100
January 31, 2016	1.20	0.97	237,600	0.85	0.70	2,588,400
December 31, 2015	1.33	1.09	282,300	0.98	0.79	3,184,900
November 30, 2015	1.45	1.06	306,000	1.10	0.85	5,542,500
October 31, 2015	1.25	0.79	604,400	0.98	0.61	4,504,200
September 30, 2015	1.20	0.90	457,100	0.93	0.68	3,925,700
August 31, 2015	1.27	1.10	340,700	0.97	0.82	3,956,600
July 31, 2015	1.41	1.18	203,600	1.12	0.92	5,490,600
June 30, 2015	1.62	1.31	852,000	1.33	1.08	5,716,500
May 31, 2015	1.42	1.30	230,500	1.19	1.09	3,164,600
April 30, 2015	1.61	1.40	196,900	1.29	1.16	3,324,400
March 31, 2015	1.70	1.35	642,900	1.33	1.09	6,998,000
February 28, 2015	1.38	1.26	516,900	1.10	1.04	3,209,400

B.	Plan of Distribution

Not applicable.

C.	Markets

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

The following is a summary of each material contract, other than contracts entered into in the ordinary course of business, to which we are a party, for the two years preceding the date of this document:

•	Acquisition of the mine site lease, see Item 4(D)(c)(i) for a complete description;
•	Acquisition of the Erie Plant and associated infrastructure acquired in the Asset Purchase Agreements I and II, see Item 4(D)(c)(ii) for a complete description; and
•	Share purchase agreement entered into with Glencore, see Item 5(B) for a complete description.

D.	Exchange Controls

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

None of the following companies, partnerships or persons, each being persons or companies who have prepared or supervised the preparation of reports relating to the Corporation’s mineral properties and whose profession or business gives authority to such reports, or partner thereof, as applicable, received or has received a direct or indirect interest in the property of the Corporation or of any associate or affiliate of the Corporation. As of the date hereof, the aforementioned persons and persons at the companies specified above who participated in the preparation of such reports, as a group, beneficially own, directly or indirectly, less than 1 % of our outstanding securities of any class and less than 1% of the outstanding securities of any class of our associates or affiliates, except for David Dreisinger and William Murray, who are both directors of the Corporation:

•	Pierre Desautels, P. Geo., of AGP Mining Consultants Inc., of Barrie, ON;
•	Gordon Zurowski, P. Eng., of AGP Mining Consultants Inc., of Barrie, ON;
•	Karl Everett, P. E., of Foth Infrastructure & Environment LLC, of Duluth, MN;
•	David Dreisinger, Ph.D., P Eng., of Dreisinger Consulting Inc., of Delta, BC; and
•	William Murray, P. Eng., of Optimum Project Services Ltd., of Richmond, BC.

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

Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Currency Risk

We incur expenditures in Canada and in the United States. The functional and reporting currency of the Company and its subsidiary is the US dollar. Foreign exchange risk arises because the amount of Canadian dollar cash and cash equivalents, amounts receivable, or accounts payables and accrued liabilities will vary in US dollar terms due to changes in exchange rates.

As the majority of our expenditures are in US dollars, we have kept a significant portion of our cash and cash equivalents in US dollars. We have not hedged our exposure to currency fluctuations.

Based on net exposures as at January 31, 2016, a 10% change in the Canadian / United States exchange rate would have impacted our loss by approximately $14,400.

Interest Rate Risk

Interest rate risk arises from interest paid on floating rate debt and interest received on cash and short-term deposits. We have not hedged any of our interest rate risk. We currently capitalizes the majority of our interest charges, and therefore the risk exposure is primarily on cash interest payable and net earnings in relation to the subsequent depreciation of capitalized interest charges.

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

Management has assessed the effectiveness of our internal control over financial reporting as at January 31, 2016. In making its assessment, management has used the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to evaluate our internal control over financial reporting.

Based on its assessment, management has concluded that, as at January 31, 2016, our internal control over financial reporting is effective.

C. Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company's internal control over financial reporting as of January 31, 2016, has been audited by PricewaterhouseCoopers LLP, independent auditors, as stated in their report which appears herein.

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

The Code of Ethics is included as Exhibit 11.1.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following outlines the expenditures for accounting fees billed and paid for the last two fiscal periods ended:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
January 31, 2016	CDN $203,000	CDN $58,000	CDN $18,950	CDN $Nil
January 31, 2015	CDN $190,000	CDN $52,500	CDN $27,500	CDN $Nil

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

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

Our financial statements are presented in United States dollars ($) and are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

POLYMET MINING CORP.

CONSOLIDATED FINANCIAL STATEMENTS

As at January 31, 2016 and 2015
And for the years ended January 31, 2016, 2015, and 2014

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

Management has assessed the effectiveness of the Company’s internal control over financial reporting as at January 31, 2016. In making its assessment, management has used the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to evaluate the Company’s internal control over financial reporting. Based on this assessment, management has concluded that the Company’s internal control over financial reporting was effective as at that date.

The effectiveness of the Company’s internal control over financial reporting as at January 31, 2016 has been audited by PricewaterhouseCoopers LLP, our independent auditors, as stated in their report, which appears herein.

/S/ Jonathan Cherry	/S/ Douglas Newby

Jonathan Cherry	Douglas Newby
President and Chief Executive Officer	Chief Financial Officer

Independent Auditor’s Report

To the Shareholders of PolyMet Mining Corp.

We have completed integrated audits of PolyMet Mining Corp.’s January 31, 2016, January 31, 2015 and January 31, 2014 consolidated financial statements and its internal control over financial reporting as at January 31, 2016. Our opinions, based on our audits are presented below.

Report on the consolidated financial statements
We have audited the accompanying consolidated financial statements of PolyMet Mining Corp., which comprise the consolidated balance sheets as at January 31, 2016 and January 31, 2015 and the consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended January 31, 2016, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

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

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of PolyMet Mining Corp. as at January 31, 2016 and January 31, 2015 and its financial performance and its cash flows for each of the three years in the three-year period ended January 31, 2016 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on internal control over financial reporting
We have also audited PolyMet Mining Corp.’s internal control over financial reporting as at January 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting
Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Annual Report on Internal Control over Financial Reporting.

Auditor’s responsibility
Our responsibility is to express an opinion on the PolyMet Mining Corp.’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the PolyMet Mining Corp.’s internal control over financial reporting.

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

Opinion
In our opinion, PolyMet Mining Corp. maintained, in all material respects, effective internal control over financial reporting as at January 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

signed “PricewaterhouseCoopers LLP”

Chartered Professional Accountants
Vancouver, British Columbia
April 21, 2016

PolyMet Mining Corp.
Consolidated Balance Sheets
All figures in thousands of U.S. Dollars

	January 31,	January 31,
	2016	2015
ASSETS

Current
Cash	$10,256	$9,301
Amounts receivable	429	381
Prepaid expenses	1,285	1,108
	11,970	10,790
Non-Current
Amounts receivable (Note 5)	2,153	-
Mineral Property, Plant and Equipment (Notes 3 and 4)	321,649	296,247
Wetland Credit Intangible (Note 5)	1,888	6,192

Total Assets	$337,660	$313,229

LIABILITIES

Current
Accounts payable and accrued liabilities	$3,348	$2,673
Convertible debt (Notes 7 and 8)	-	33,451
Non-convertible debt (Notes 7 and 9)	4,962	4,614
Environmental rehabilitation provision (Note 6)	1,498	1,724
	9,808	42,462
Non-Current
Convertible debt (Notes 7 and 8)	35,986	-
Non-convertible debt (Note 9)	43,023	7,855
Environmental rehabilitation provision (Note 6)	64,186	70,536

Total Liabilities	153,003	120,853

SHAREHOLDERS’ EQUITY

Share Capital (Note 10)	242,917	241,489
Share Premium	1,151	3,007
Equity Reserves	53,759	51,704
Deficit	(113,170)	(103,824)

Total Shareholders’ Equity	184,657	192,376

Total Liabilities and Shareholders’ Equity	$337,660	$313,229

Nature of Business and Liquidity (Note 1)

Commitments and Contingencies (Note 14)

Subsequent Event (Note 16)

ON BEHALF OF THE BOARD OF DIRECTORS:

/S/ Jonathan Cherry	, Director	/S/ William Murray	, Director

- See Accompanying Notes –

PolyMet Mining Corp.
Consolidated Statements of Loss and Comprehensive Loss
All figures in thousands of U.S. Dollars, except for number of shares and loss per share

	For the years ended January 31
	2016	2015	2014
General and Administrative Expenses
Salaries and benefits	$1,863	$1,422	$1,379
Share-based compensation (Note 10)	457	1,121	1,697
Director fees and expenses	296	295	293
Professional fees	363	409	426
Filing and regulatory fees	173	173	81
Investor and public relations	1,567	1,276	2,075
Travel	295	323	295
Rent and other office expenses	260	247	225
Insurance	202	191	157
Amortization	32	32	26
	5,508	5,489	6,654

Other Expenses (Income)
Finance costs - net (Note 11)	2,017	1,816	1,465
Loss on foreign exchange	17	11	18
(Gain) / loss on disposal of available-for-sale financial instrument (Note 5)	(16)	-	48
Loss on disposal of Wetland Credit Intangible (Note 5)	1,852	-	-
Rental income	(32)	(40)	(53)
	3,838	1,787	1,478

Loss for the year	9,346	7,276	8,132

Other Comprehensive Income
Reclassified gain (loss) on available-for-sale financial instrument (Note 5)	16	-	(48)
Items that may be subsequently reclassified to profit or loss:
Unrealized gain on available-for-sale financial instrument (Note 5)	(215)	-	(7)
Other Comprehensive Income for the Year	(199)	-	(55)

Total Comprehensive Loss for the Year – Net of Tax	$9,147	$7,276	$8,077

Basic and Diluted Loss per Share	$(0.03)	$(0.03)	$(0.04)

Weighted Average Number of Shares	276,812,958	275,726,953	236,303,304

- See Accompanying Notes -

PolyMet Mining Corp.
Consolidated Statements of Changes in Shareholders’ Equity
All figures in thousands of U.S. Dollars, except for number of shares

	Share Capital (authorized = unlimited)				Equity Reserves
		Paid-in			Accumulated			Total
	Issued	Share	Share	Contributed	Other Comp	Equity		Shareholders'
	Shares	Capital	Premium	Surplus	Inc / (Loss)	Reserves	Deficit	Equity
Balance - February 1, 2013	183,250,082	$181,215	$3,007	$47,161	$(55)	$47,106	$(88,416)	$142,912
Total comprehensive loss for the year	-	-	-	-	55	55	(8,132)	(8,077)
Rights offering and issuance costs	91,636,202	58,372	-	-	-	-	-	58,372
Payment of land purchase options	140,123	125	-	-	-	-	-	125
Vesting of restricted shares and RSU’s	-	80	-	(80)	-	(80)	-	-
Share-based compensation	548,985	538	-	1,773	-	1,773	-	2,311
Bonus share cost amortization	-	-	-	689	-	689	-	689
Balance - January 31, 2014	275,575,392	$240,330	$3,007	$49,543	$-	$49,543	$(96,548)	$196,332
Total comprehensive loss for the year	-	-	-	-	-	-	(7,276)	(7,276)
Payment of land purchase options (Note 10)	143,130	157	-	-	-	-	-	157
Exercise of share options (Note 10)	75,000	161	-	(80)	-	(80)	-	81
Vesting of restricted shares and RSU’s (Note 10)	66,750	315	-	(315)	-	(315)	-	-
Share-based compensation (Note 10)	491,292	526	-	1,986	-	1,986	-	2,512
Bonus share cost amortization (Note 10)	-	-	-	570	-	570	-	570
Balance - January 31, 2015	276,351,374	$241,489	$3,007	$51,704	$-	$51,704	$(103,824)	$192,376
Total comprehensive loss for the year	-	-	-	-	199	199	(9,346)	(9,147)
Refinance of convertible debenture (Note 7)	-	-	(1,856)	1,856	-	1,856	-	-
Payment of land purchase options (Note 10)	224,038	199	-	-	-	-	-	199
Exercise of share options (Note 10)	275,000	434	-	(218)	-	(218)	-	216
Vesting of restricted shares and RSU’s (Note 10)	729,670	795	-	(950)	-	(950)	-	(155)
Share-based compensation (Note 10)	(23,000)	-	-	835	-	835	-	835
Bonus share cost amortization (Note 10)	-	-	-	333	-	333	-	333
Balance - January 31, 2016	277,557,082	$242,917	$1,151	$53,560	$199	$53,759	$(113,170)	$184,657

- See Accompanying Notes -

PolyMet Mining Corp.
Consolidated Statements of Cash Flows
All figures in thousands of U.S. Dollars

	For the years ended January 31
	2016	2015	2014
Operating Activities
Loss for the year	$(9,346)	$(7,276)	$(8,132)
Items not involving cash:
Amortization	32	32	26
Environmental rehabilitation provision accretion (Note 6)	1,663	1,639	1,521
Share-based compensation (Note 10)	457	1,121	1,697
Unrealized foreign exchange loss	10	17	10
Loss on disposal of Wetland Credit Intangible (Note 5)	1,852	-	-
(Gain) / Loss on disposal of available-for-sale financial instrument (Note 5)	(16)	-	48
Changes in non-cash working capital:
Amounts receivable	316	1,039	(590)
Prepaid expenses	(177)	87	(424)
Accounts payable and accrued liabilities	387	(855)	(2,190)
Net cash used in operating activities	(4,822)	(4,196)	(8,034)

Financing Activities
Share issuance proceeds, net of costs (Note 10)	216	81	58,372
Debenture funding, net of costs (Notes 7 and 9)	32,954	7,896	19,897
Debenture repayment (Notes 7 and 9)	-	-	(20,000)
Restricted share unit settlement (Note 10)	(155)	-	-
Net cash provided by financing activities	33,015	7,977	58,269

Investing Activities
Property, plant and equipment purchases (Note 4)	(27,378)	(27,153)	(25,224)
Available-for-sale financial instrument disposal proceeds (Note 5)	250	-	24
Interest and fees paid	-	-	(223)
Wetland credit intangible purchases (Note 5)	(100)	(100)	(100)
Net cash used in investing activities	(27,228)	(27,253)	(25,523)

Net Increase (Decrease) in Cash and Cash Equivalents	965	(23,472)	24,712
Effect of foreign exchange on Cash and Cash Equivalents	(10)	(17)	(10)
Cash and Cash Equivalents - Beginning of year	9,301	32,790	8,088
Cash and Cash Equivalents - End of year	$10,256	$9,301	$32,790

Reconciliation of Cash and Cash Equivalents
Cash at bank	$10,256	$9,301	$32,765
Short-term deposits	-	-	25
Total Cash and Cash Equivalents	$10,256	$9,301	$32,790

Supplementary information
Accounts payable and accrued liabilities related to PP&E	$334	$(325)	$727
Debt accretion and capitalized interest (Notes 7, 8, and 9)	5,050	1,827	1,785
Share-based compensation related to PP&E (Note 10)	378	1,391	614
Bonus share amortization related to PP&E (Note 10)	333	570	689
Fair value of shares issued for land options	$199	$157	$125

- See Accompanying Notes -

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at January 31, 2016 and 2015 and for the years ended January 31, 2016, 2015, and 2014
Tabular amounts in thousands of U.S. Dollars, except for number of shares and price per share

1.	Nature of Business and Liquidity

PolyMet Mining Corp. (“PolyMet” or the “Company”) was incorporated in British Columbia, Canada on March 4, 1981 under the name Fleck Resources Ltd. and changed its name to PolyMet Mining Corp. on June 10, 1998. Through its 100%-owned subsidiary, Poly Met Mining, Inc. (“PolyMet US” and, together with PolyMet Mining Corp., “PolyMet” or the “Company”) the Company is engaged in the exploration and development of natural resource properties. The Company’s primary mineral property is the NorthMet Project (“NorthMet” or “Project”), a polymetallic project in northeastern Minnesota, USA which comprises the NorthMet copper-nickel-precious metals ore body and the Erie Plant, a processing facility located approximately six miles from the ore body. The realization of the Company’s investment in NorthMet and other assets is dependent upon various factors, including the existence of economically recoverable mineral reserves, the ability to obtain permits necessary to construct and operate NorthMet, the ability to obtain financing necessary to complete the exploration and development of NorthMet, and future profitable operations or alternatively, disposal of the investment on an advantageous basis.

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

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they become due and arises through the excess of financial obligations over financial assets due at any point in time. As at January 31, 2016, PolyMet had cash of $10.256 million and working capital of $2.162 million.

Management believes, based upon the underlying value of the NorthMet Project, the advanced stage of permitting (see Note 16), the financing arrangements with Glencore AG, a wholly-owned subsidiary of Glencore plc (see Notes 7 and 9) and the ongoing discussions with numerous investment banks and investors regarding potential financing, that financing will continue to be available allowing the Company to meet its current obligations, as well as fund ongoing development, capital expenditures and administration expenses in accordance with the Company’s spending plans for the next twelve months. However, while in the past the Company has been successful in closing financing agreements, there can be no assurance it will be able to do so again. Factors that could affect the availability of financing include the state of debt and equity markets, investor perceptions and expectations, and the metals markets.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at January 31, 2016 and 2015 and for the years ended January 31, 2016, 2015, and 2014
Tabular amounts in thousands of U.S. Dollars, except for number of shares and price per share

2.	Summary of Significant Accounting Policies

a)	Statement of Compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The financial statements were approved by the Board of Directors on April 21, 2016.

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

c)	Critical Accounting Estimates and Judgments

The preparation of consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates. These critical accounting estimates require management to make judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the financial statements.

Critical accounting estimates and judgments used in the preparation of the consolidated financial statements are as follows:

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
As at January 31, 2016 and 2015 and for the years ended January 31, 2016, 2015, and 2014
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

For its mineral property interest the Company considers both external and internal sources of information in assessing whether there are any indications of impairment. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mineral property interests. Internal sources of information the Company considers include indications of economic performance of the asset. No impairment loss on the mineral property interest was recorded for the year ended January 31, 2016 or January 31, 2015.

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
As at January 31, 2016 and 2015 and for the years ended January 31, 2016, 2015, and 2014
Tabular amounts in thousands of U.S. Dollars, except for number of shares and price per share

2.	Summary of Significant Accounting Policies - Continued

d)	Foreign Currency Translation

The U.S. dollar is the functional currency of the Company and its wholly-owned subsidiary. Amounts in the consolidated financial statements are expressed in U.S. dollars unless otherwise stated. Transactions in foreign currencies are translated into the functional currency at the exchange rates at the date of the transactions. Monetary assets and liabilities of the Company’s operations denominated in a currency other than the U.S. dollar are translated using exchange rates prevailing at the balance sheet date. Revenue and expense items are translated at the exchange rates in effect at the date of the underlying transaction, except for amortization related to non-monetary assets, which are translated at historical exchange rates. Exchange differences are recognized in net loss in the year in which they arise.

e)	Cash and Cash Equivalents

The Company considers cash and cash equivalents to include amounts held in banks and highly liquid investments with original maturities of three months or less.

f)	Financial Assets

All financial assets are initially recorded at fair value and designated upon inception as one of the following four categories: held to maturity, available for sale, loans and receivables or at fair value through profit or loss (“FVTPL”). Financial assets classified as FVTPL are measured at fair value with unrealized gains and losses recognized through profit and loss. Financial assets classified as loans and receivables and held to maturity are measured at amortized cost using the effective interest method less any allowance for impairment. The effective interest method is a method of calculating the amortized cost of a financial asset and of allocating interest income over the relevant period. The effective interest rate is the rate that discounts estimated future cash receipts through the expected life of the financial asset, or, where appropriate, a shorter period. Financial assets classified as available for sale are measured at fair value with unrealized gains and losses recognized in other comprehensive loss except when there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive loss shall be reclassified from equity to profit or loss as a reclassification adjustment. Transaction costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset. See additional discussion in Note 15.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at January 31, 2016 and 2015 and for the years ended January 31, 2016, 2015, and 2014
Tabular amounts in thousands of U.S. Dollars, except for number of shares and price per share

2.	Summary of Significant Accounting Policies - Continued

g)	Mineral Property, Plant and Equipment

Mineral Property

Exploration and evaluation costs incurred prior to a DFS are expensed as incurred. Development costs incurred subsequent to a DFS and mineral property acquisition costs are capitalized until the property is placed into production, sold, allowed to lapse or abandoned. As a result of the DFS, NorthMet entered the development stage effective October 1, 2006. The Company has capitalized development expenditures related to NorthMet from that date.

Upon commencement of production, related property acquisition and development costs are amortized on a unit of production basis over the estimated proven and probable mineral reserves not to exceed the assets’ useful lives.

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

Wetland Credit Intangible costs and related acquisition costs are capitalized until the wetland credits are used, sold, or abandoned. Wetland credits are used to offset and mitigate wetlands disturbed during construction and operation of NorthMet. As such, costs are amortized on a unit of production basis over the estimated proven and probable mineral reserves not to exceed the assets’ useful lives. See additional discussion in Note 5.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at January 31, 2016 and 2015 and for the years ended January 31, 2016, 2015, and 2014
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

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset until such time as the asset is substantially complete and ready for its intended use or sale. Where funds have been borrowed specifically to finance an asset, the amount capitalized is the actual borrowing costs incurred. Where the funds used to finance an asset form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant borrowings of the Company during the period. Other borrowing costs not directly attributable to a qualifying asset are expensed in the year incurred. Classification in the cash flow statement is in accordance with the classification of the underlying asset to which those payments were capitalized.

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
As at January 31, 2016 and 2015 and for the years ended January 31, 2016, 2015, and 2014
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

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at January 31, 2016 and 2015 and for the years ended January 31, 2016, 2015, and 2014
Tabular amounts in thousands of U.S. Dollars, except for number of shares and price per share

2.	Summary of Significant Accounting Policies - Continued

o)	Future Accounting Changes

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

IFRS 9 – Financial Instruments - Classification and Measurement

IFRS 9 addresses the classification, measurement and recognition of financial assets and financial liabilities. This standard replaces parts of IAS 39 - Financial Instruments: Recognition and Measurement. IFRS 9 requires financial assets to be classified into two measurement categories: those measured at fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than in net earnings, unless this creates an accounting mismatch. The new standard will be effective for annual periods beginning on or after January 1, 2018. The Company is currently assessing the impact of adopting IFRS 9 on its consolidated financial statements.

IFRS 15 – Revenue from Contracts with Customers

IFRS 15 replaces IAS 18 - Revenue and IAS 11 - Construction Contracts and provides a five step framework for application to customer contracts: identification of customer contract, identification of the contract performance obligations, determination of the contract price, allocation of the contract price to the contract performance obligations, and revenue recognition as performance obligations are satisfied. A new requirement where revenue is variable stipulates that revenue may only be recognized to the extent that it is highly probable that significant reversal of revenue will not occur. The new standard will be effective for annual periods beginning on or after January 1, 2018. The Company is currently assessing the impact of adopting IFRS 15 on its consolidated financial statements.

IFRS 16 – Leases

IFRS 16 replaces IAS 17 - Leases and eliminates the classification of leases as either operating or finance leases by the lessee. The treatment of leases by the lessee will require capitalization of all leases resulting in accounting treatment similar to finance leases under IAS 17 - Leases. Exemptions for leases of very low value or short-term leases will be applicable. The new standard will result in an increase in lease assets and liabilities for the lessee. Under the new standard the treatment of all lease expense is aligned in the statement of earnings with depreciation, and an interest expense component recognized for each lease, in line with finance lease accounting under IAS 17 - Leases. The new standard will be effective for annual periods beginning on or after January 1, 2019. The Company is currently assessing the impact of adopting IFRS 16 on its consolidated financial statements.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at January 31, 2016 and 2015 and for the years ended January 31, 2016, 2015, and 2014
Tabular amounts in thousands of U.S. Dollars, except for number of shares and price per share

3.	Mineral Property Agreements

NorthMet, Minnesota, U.S.A.

Pursuant to an agreement dated January 4, 1989, subsequently amended and assigned, the Company leases certain property in St. Louis County, Minnesota from RGGS Land & Minerals Ltd., L.P. The initial term of the perpetually renewable lease was 20 years and called for total lease payments of $1.475 million. The Company can, at its option, terminate the lease at any time by giving written notice to the lessor not less than 90 days prior to the effective termination date or can indefinitely extend the term by continuing to make $150,000 annual lease payments on each successive anniversary date. All lease payments have been paid to January 31, 2016. The next payment is due in January 2017.

The lease payments are considered advance royalty payments and shall be deducted from future production royalties payable to the lessor, which range from 3% to 5% based on the net smelter return per ton received by the Company. The Company’s recovery of $2.525 million in advance royalty payments is subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year.

Pursuant to an agreement effective December 1, 2008, the Company leases certain property in St. Louis County, Minnesota from LMC Minerals. The initial term of the renewable lease is 20 years and calls for minimum annual lease payments of $3,000 for the first four years after which the minimum annual lease payment increased to $30,000. The initial term may be extended for up to four additional five-year periods on the same terms. All lease payments have been paid to January 31, 2016. The next payment is due in November 2016.

The lease payments are considered advance royalty payments and will be deducted from future production royalties payable to the lessor, which range from 3% to 5% based on the net smelter return per ton received by the Company. The Company’s recovery of $0.129 million in advance royalty payments is subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year.

Pursuant to the leases, PolyMet holds mineral rights and the right to mine upon receiving the required permits. PolyMet has proposed to acquire surface rights through a land exchange (see Note 9).

4.	Mineral Property, Plant and Equipment

Details of Mineral Property, Plant, and Equipment are as follows:

		Other fixed
Net Book Value	NorthMet	assets	Total
Balance at January 31, 2014	$245,880	148	246,028
Additions	29,768	29	29,797
Changes to environmental rehabilitation provision (Note 6)	20,454	-	20,454
Amortization	-	(32)	(32)
Balance at January 31, 2015	$296,102	145	296,247
Additions	32,726	19	32,745
Changes to environmental rehabilitation provision (Note 6)	(7,269)	-	(7,269)
Amortization	-	(74)	(74)
Balance at January 31, 2016	$321,559	90	321,649

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at January 31, 2016 and 2015 and for the years ended January 31, 2016, 2015, and 2014
Tabular amounts in thousands of U.S. Dollars, except for number of shares and price per share

4.	Mineral Property, Plant and Equipment - Continued

	January 31,	January 31,
NorthMet	2016	2015

Mineral property acquisition and interest costs	$53,041	$48,051
Mine plan and development	45,422	40,451
Environmental	95,709	78,866
Consulting and wages	45,770	41,247
Reclamation and remediation (Note 6)	62,185	69,454
Site activities	18,483	17,084
Mine equipment	949	949

Total	$321,559	$296,102

Erie Plant, Minnesota, U.S.A.

In February 2004, the Company entered into an option with Cliffs Natural Resources Inc. (“Cliffs”) to purchase 100% ownership of large parts of the former LTV Steel Mining Company ore processing plant in northeastern Minnesota (the “Erie Plant”). The Company exercised this option on November 15, 2005 under the Asset Purchase Agreement with Cliffs.

In December 2006, the Company acquired from Cliffs property and associated rights sufficient to provide it with a railroad connection linking the mine development site and the Erie Plant. The transaction also included a railcar fleet, locomotive fuelling and maintenance facilities, water rights and pipelines, administrative offices on site and 6,000 acres of land to the east and west of and contiguous to its existing tailings storage facilities.

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

During the year ended January 31, 2016, the Company capitalized 100% of the borrowing costs on the convertible debt (see Note 8) and non-convertible debt (see Note 9) in the amount of $5.050 million (January 31, 2015 - $1.827 million) as part of the cost of NorthMet assets. As NorthMet assets are not in use or capable of operating in a manner intended by management, no amortization of these assets has been recorded to January 31, 2016.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at January 31, 2016 and 2015 and for the years ended January 31, 2016, 2015, and 2014
Tabular amounts in thousands of U.S. Dollars, except for number of shares and price per share

5.	Wetland Credit Intangible and EIP Receivable

Details of Wetland Credit Intangibles are as follows:

	Year ended	Year ended
	January 31, 2016	January 31, 2015
Wetland Credit Intangible – beginning of year	$6,192	$6,092
Additions	100	100
Disposals	(4,404)	-

Wetland Credit Intangible – end of year	$1,888	$6,192

In March 2012, the Company acquired a secured interest in land owned by AG for Waterfowl, LLP ("AG") that is permitted for wetland restoration. AG subsequently assigned the agreement to EIP Minnesota, LLC (“EIP”) in September 2012. EIP will restore the wetlands and, upon completion, wetland credits are to be issued by the proper governmental authorities.

As part of the initial consideration, AG received warrants to purchase 1,249,315 common shares at $1.3007 per share. These warrants expired on December 31, 2015 (see Note 10f).

On April 6, 2015, the Company entered into a revised agreement with EIP whereby EIP will seek to sell credits that PolyMet does not need to third parties and, over time, reimburse PolyMet for its costs. The financial instrument has been designated as available for sale. Upon closing of the transaction, the Company recognized the receivable at fair value calculated using a 9.25% discount rate and 12 year term resulting in a receivable of $2.552 million and a non-cash loss of $1.852 million. The Company will account for subsequent fair value changes through other comprehensive income or loss. Under the agreement, PolyMet retains the right to purchase up to 300 credits until February 28, 2017 with additional payments due only if PolyMet exercises that right in part or in full.

Details of the EIP receivable are as follows:

	Year ended	Year ended
	January 31, 2016	January 31, 2015
EIP Receivable – beginning of year	$-	$-
Initial recognition	2,552	-
Collections from EIP	(250)	-
Accretion	192	-
Gain on re-measurement	23	-
EIP Receivable – end of year	2,517	-
Less current portion	(364)	-

Non-current portion	$2,153	$-

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at January 31, 2016 and 2015 and for the years ended January 31, 2016, 2015, and 2014
Tabular amounts in thousands of U.S. Dollars, except for number of shares and price per share

6.	Environmental Rehabilitation Provision

Details of Environmental Rehabilitation Provision are as follows:

	Year ended	Year ended
	January 31, 2016	January 31, 2015
Environmental Rehabilitation Provision – beginning of year	$72,260	$51,144
Change in estimated liability	(4,230)	9,867
Liabilities discharged	(970)	(977)
Accretion expense	1,663	1,639
Change in risk-free interest rate	(3,039)	10,587
Environmental Rehabilitation Provision – end of year	65,684	72,260
Less current portion	(1,498)	(1,724)
Non-current portion	$64,186	$70,536

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

In April 2010, Cliffs entered into a consent decree with the Minnesota Pollution Control Agency (“MPCA”) relating to alleged violations on the Cliffs Erie Property. This consent decree required both short-term and long-term mitigation. Field study activities were completed in 2010 and 2011 and short-term mitigations were initiated in 2011 as outlined in the plans and approved by the MPCA. In April 2012, long-term mitigation plans were submitted to the MPCA for its review and approval. In October 2012, a response was received from the MPCA approving plans for pilot tests of various treatment options to determine the best course of action. Although there is substantial uncertainty related to applicable water quality standards, engineering scope, and responsibility for the financial liability, the October 2012 response from the MPCA and subsequent communications to January 31, 2015, amongst the MPCA, Cliffs and the Company provide increasing clarification of the potential liability for the long-term mitigation included in the Company’s environmental rehabilitation provision resulting in a $9.9 million increase to the provision during the year ended January 31, 2015. Additional communications amongst the parties during the year ended January 31, 2016 led to further understanding of the water quality requirements and permissible mitigation plans resulting in a $4.2 million decrease to the provision during the year ended January 31, 2016.

The Company’s best estimate of the environmental rehabilitation provision at January 31, 2016 was $65.7 million (January 31, 2015 - $72.3 million) based on estimated cash flows required to settle this obligation in present day costs of $69.5 million (January 31, 2015 - $72.6 million), an annual inflation rate of 2.00% (January 31, 2015 – 2.00%) and a risk-free interest rate of 2.36% (January 31, 2015 – 2.04%) . Payments are expected to occur over a period of approximately 31 years.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at January 31, 2016 and 2015 and for the years ended January 31, 2016, 2015, and 2014
Tabular amounts in thousands of U.S. Dollars, except for number of shares and price per share

7.	Glencore Financing

Since October 2008, the Company and Glencore have entered into a series of financing and other agreements comprising:

•	Convertible debt – agreement comprising $25.0 million initial principal secured convertible debentures drawn in four tranches (together the “2008 Debentures”) (see Note 8);

•

Equity – four separate agreements comprising $25.0 million placement of PolyMet common shares in calendar 2009 in two tranches; a $30.0 million placement of PolyMet common shares in calendar 2010 in three tranches; a $20.0 million placement of PolyMet common shares in calendar 2011 in one tranche; and a $20.960 million purchase of PolyMet common shares in the 2013 Rights Offering (see 2013 Agreement below and Note 10a);

•

Non-convertible debt – two separate agreements comprising $30.0 million initial principal secured debentures in calendar 2015 drawn in four tranches (the “2015 Debentures”) and $11.0 million initial principal secured debenture in calendar 2016 drawn in one tranche (the “2016 Debenture”) (see 2015 Agreements, 2016 Agreement and Note 9b);

•

Marketing Agreement whereby Glencore committed to purchase all of the Company’s production of concentrates, metal, or intermediate products on market terms at the time of delivery for at least the first five years of production; and

•

Corporate Governance Agreement whereby from January 1, 2014 as long as Glencore holds 10% or more of PolyMet's shares (on a fully diluted basis), Glencore has the right, but not obligation, to nominate at least one director and not more than the number of directors proportionate to Glencore's fully diluted ownership of PolyMet, rounded down to the nearest whole number, such number to not exceed 49% of the total board.

As a result of these financing transactions and the purchase by Glencore of PolyMet common shares previously owned by Cliffs, Glencore's ownership and ownership rights of PolyMet comprises:

•	78,724,821 shares representing 28.4% of PolyMet's issued shares;

•

2008 Debentures exchangeable through the exercise of an Exchange Warrant at $1.2920 per share into 27,853,358 common shares of PolyMet (including capitalized and accrued interest as at January 31, 2016) until the Repayment Date, which is the earlier of March 31, 2017, availability of $80 million of debt or equity financing, or an earlier date on which PolyMet can demonstrate that it is prudent to repay the debentures, subject to ten days notice during which time Glencore can elect to exercise the Exchange Warrant. The exercise price of the Exchange Warrant is and the number of shares issuable are subject to conventional anti-dilution provisions; and

•

Warrants (“Purchase Warrants”) to purchase 6,458,001 million common shares at $0.8231 per share at any time until December 31, 2017, subject to mandatory exercise if the 20-day volume weighted average price (“VWAP”) of PolyMet common shares is equal to or greater than 150% of the exercise price and PolyMet has received permits and construction finance is available (“Early Maturity Event”). The exercise price of the Purchase Warrants and the number of warrants are subject to conventional anti-dilution provisions.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at January 31, 2016 and 2015 and for the years ended January 31, 2016, 2015, and 2014
Tabular amounts in thousands of U.S. Dollars, except for number of shares and price per share

7.	Glencore Financing - Continued

If Glencore were to exercise all of its rights and obligations under these agreements, it would own 113,036,180 common shares of PolyMet, representing 36.2% on a partially diluted basis, that is, if no other options or warrants were exercised or 34.0% on a fully diluted basis, if all other options and warrants were exercised, whether they are in-the-money or not.

2013 Agreement

On April 10, 2013, the Company issued a Tranche E debenture (“2013 Debenture”) with the principal amount of $20.0 million to Glencore and Glencore agreed to a Standby Purchase Agreement (“Standby”) related to the $60.480 million Rights Offering by the Company (see Note 10a). Under the Standby, Glencore agreed to purchase any common shares offered under the Rights Offering that were not subscribed for by holders of the Rights, subject to certain conditions and limitations. The 2013 Debenture carried a fixed interest rate of 4.721% per annum, was issued on April 11, 2013 and repaid upon closing of the Rights Offering on July 5, 2013. The Company recognized the 2013 Debenture issued initially at fair value and subsequently accounted for the debenture at its amortized cost. Transaction costs for the financing were $0.103 million. All borrowing costs were eligible for capitalization and 100% of these costs were capitalized during the year ended January 31, 2014.

Glencore purchased 31,756,979 common shares of the Company for $20.960 million upon closing of the Rights Offering on July 5, 2013 (see Note 10a).

2014 Agreement

On April 25, 2014, the Company extended the term of the 2008 Debentures and the expiration date of the associated Exchange Warrant to the earlier of the Early Maturity Event or September 30, 2015. All other terms of both the debentures and the warrant were unchanged.

2015 Agreements

On January 28, 2015, the Company agreed to issue to Glencore new Tranche F, G, H, and I secured debentures with the total principal amount of $30.0 million. Tranche F in the amount of $8.0 million was issued on January 30, 2015. Tranche G in the amount of $8.0 million was issued on April 15, 2015. Tranche H in the amount of $8.0 million was issued on July 1, 2015. Tranche I in the amount of $6.0 million was issued on October 1, 2015. The interest rate on these debentures was 12-month US dollar LIBOR plus 8.0% per annum payable in cash upon maturity and the maturity was the earlier of (i) the availability of at least $100 million of construction finance or (ii) March 31, 2016. The Company provided security by way of a guarantee and a pledge of the assets of the Company and its wholly-owned subsidiary. The Company recognized these debentures initially at fair value and subsequently accounted for the debentures at amortized cost. Transaction costs for the financing were $0.150 million. See additional details in Note 9b.

On July 30, 2015, the Company extended the term of the 2008 Debentures and the expiration date of the associated Exchange Warrant to the earlier of the Early Maturity Event or March 31, 2016 and the interest rate was increased from 12-month US dollar LIBOR plus 4.0% to 12-month US dollar LIBOR plus 8.0% effective August 1, 2015. The Purchase Warrant expiration date was extended to the earlier of the Early Maturity Event or December 31, 2016 and the exercise price was reduced from $1.3022 per share to $0.9292 per share. The transaction has been accounted for as a modification of the existing convertible debt with the $1.241 million difference in the fair value of the purchase warrants as a result of the extension in term and price reduction being recorded within equity.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at January 31, 2016 and 2015 and for the years ended January 31, 2016, 2015, and 2014
Tabular amounts in thousands of U.S. Dollars, except for number of shares and price per share

7.	Glencore Financing - Continued

On December 15, 2015, the Company extended the term of the 2008 Debentures and expiration date of the associated Exchange Warrant and extended the term of 2015 Debentures to the Repayment Date, which is the earlier of March 31, 2017, availability of $80 million of debt or equity financing or an earlier date on which PolyMet can demonstrate that it is prudent to repay the debentures, subject to ten days notice during which time Glencore can elect to exercise the Exchange Warrant. The interest rate was increased from 12-month US dollar LIBOR plus 8.0% to 12-month US dollar LIBOR plus 15.0% effective January 1, 2016. The Purchase Warrant expiration date was extended to December 31, 2017, and the exercise price was reduced from $0.9292 per share to $0.8231 per share. The transactions have been accounted for as a modification of the existing convertible debt with the $0.615 million difference in the fair value of the purchase warrants as a result of the extension in term and price reduction being recorded within equity.

2016 Agreement

On January 27, 2016, the Company issued to Glencore a Tranche J secured debenture with the total principal amount of $11.0 million. The interest rate on this debenture was 12-month US dollar LIBOR plus 15.0% per annum payable in cash upon maturity and the maturity was the Repayment Date, which is the earlier of March 31, 2017, availability of $80 million of debt or equity financing or an earlier date on which PolyMet can demonstrate that it is prudent to repay the debentures. The Company provided security by way of a guarantee and a pledge of the assets of the Company and its wholly-owned subsidiary. The Company recognized this debenture initially at fair value and subsequently accounted for the debenture at amortized cost. Transaction costs for the financing were $0.050 million. See additional details in Note 9.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at January 31, 2016 and 2015 and for the years ended January 31, 2016, 2015, and 2014
Tabular amounts in thousands of U.S. Dollars, except for number of shares and price per share

8.	Convertible Debt

Details of the Convertible Debt are as follows:

	Year ended	Year ended
	January 31, 2016	January 31, 2015
Convertible Debt – beginning of year	$33,451	$31,967
Accretion and capitalized interest	2,535	1,484
Convertible Debt – end of year	35,986	33,451
Less current portion	-	(33,451)
Non-current portion	$35,986	$-

Since October 2008, the Company has issued $25.0 million of secured convertible debentures to Glencore that bear interest at 12-month US dollar LIBOR plus 4.0% through July 31, 2015, 12-month US dollar LIBOR plus 8.0% through December 31, 2015, and 12-month US dollar LIBOR plus 15.0% beginning January 1, 2016. Interest is compounded quarterly and payable in cash or by increasing the principal amount of the debentures, at Glencore’s option. At January 31, 2016, $10.986 million (January 31, 2015 - $8.451 million) of interest had been accreted and capitalized to the principal amount of the debenture since inception. The Company has provided security on these debentures covering all of the assets of PolyMet and PolyMet US, including a pledge of PolyMet’s 100% shareholding in PolyMet US.

The due date of these debentures is the earlier of (i) March 31, 2017 or (ii) the availability of at least $80 million of debt or equity financing or (iii) when it is prudent for PolyMet to repay the debt, on which date all principal and interest accrued to such date will be due and payable. Upon receipt of ten days notice of PolyMet’s intention to repay the debentures Glencore can exercise the Exchange Warrant and exchange the initial principal and capitalized interest into common shares of PolyMet at $1.2920 per share. Glencore has the right to exchange some or all of the debentures at any time under the same conversion terms. All borrowing costs were eligible for capitalization and 100% of these costs were capitalized during the year ended January 31, 2016.

9.	Non-Convertible Debt

Details of Non-Convertible Debt are as follows:

	January 31,	January 31,
	2016	2015
IRRRB (Note 9a)	$4,962	$4,614
Glencore (Note 9b)	43,023	7,855
Total Non-Convertible Debt	47,985	12,469
Less current portion	(4,962)	(4,614)
Non-current portion	$43,023	$7,855

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at January 31, 2016 and 2015 and for the years ended January 31, 2016, 2015, and 2014
Tabular amounts in thousands of U.S. Dollars, except for number of shares and price per share

9.	Non-Convertible Debt - Continued

a)	IRRRB

In June 2011, the Company closed a $4.0 million loan from Iron Range Resources & Rehabilitation Board ("IRRRB"). At the same time, the Company exercised its options to acquire two tracts of land as part of the proposed land exchange with the United States Forest Service (“USFS”). The loan is secured by the land acquired, carries a fixed interest rate of 5% per annum, compounded annually, and is repayable on the earlier of June 30, 2016 or the date on which the related land is exchanged with the USFS. The Company has issued warrants giving the IRRRB the right to purchase 461,286 shares of its common shares at $2.1678 per share at any time until June 30, 2016. During the year ended January 31, 2016, the Company recorded $0.347 million for accretion and capitalized interest on the IRRRB loan (January 31, 2015 - $0.338 million). All borrowing costs were eligible for capitalization and 100% of these costs were capitalized during the year ended January 31, 2016.

b)	Glencore

On January 30, 2015, the Company issued $8.0 million Tranche F secured debentures, on April 15, 2015 it issued $8.0 million Tranche G secured debentures, on July 1, 2015 it issued $8.0 million Tranche H secured debentures, and on October 1, 2015 it issued $6.0 million Tranche I secured debentures to Glencore. Each of the Tranche F-I debentures bore interest at 12-month US dollar LIBOR plus 8.0% through December 31, 2015 and 12-month US dollar LIBOR plus 15.0% beginning January 1, 2016. On December 15, 2015 the maturity date was extended from the earlier of (i) the availability of at least $100 million of finance provided the Company demonstrates repayment is prudent or (ii) March 31, 2016 to the Repayment Date, which is the earlier of March 31, 2017, availability of $80 million of debt or equity financing or an earlier date on which PolyMet can demonstrate that it is prudent to repay the debentures. The Company has provided security on these debentures covering all of the assets of PolyMet and PolyMet US, including a pledge of PolyMet’s 100% shareholding in PolyMet US.

On January 27, 2016, the Company issued $11.0 million Tranche J secured debentures to Glencore that bears interest at 12-month US dollar LIBOR plus 15.0% . The Company has provided security on these debentures covering all of the assets of PolyMet and PolyMet US, including a pledge of PolyMet’s 100% shareholding in PolyMet US. The due date of these debentures is the earlier of (i) March 31, 2017 or (ii) the availability of at least $80 million of debt or equity financing or (iii) when it is prudent for PolyMet to repay the debt, on which date all principal and interest accrued to such date will be due and payable.

During the year ended January 31, 2016, the Company recorded $2.168 million for accretion and capitalized interest on the Glencore non-convertible debentures (January 31, 2015 - $0.005 million). All borrowing costs were eligible for capitalization and 100% of these costs were capitalized during the year ended January 31, 2016.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at January 31, 2016 and 2015 and for the years ended January 31, 2016, 2015, and 2014
Tabular amounts in thousands of U.S. Dollars, except for number of shares and price per share

10.	Share Capital

a)	Share Issuances for Cash or Land Acquisition

During the year ended January 31, 2016 the Company issued 275,000 shares (January 31, 2015 – 75,000 shares) pursuant to the exercise of share options for total proceeds of $0.216 million (January 31, 2015 - $0.081 million).

During the year ended January 31, 2016 the Company issued 224,038 shares (January 31, 2015 – 143,130 shares) to maintain land purchase options.

b)	Share-Based Compensation

The Omnibus Share Compensation Plan (“Omnibus Plan”) was created to align the interests of the Company’s employees, directors, officers and consultants with those of shareholders. Effective May 25, 2007, the Company adopted the Omnibus Plan, which was approved by the Company’s shareholders’ on June 27, 2007, modified and further ratified and reconfirmed by the Company’s shareholders most recently on July 15, 2015. The Omnibus Plan restricts the award of share options, restricted shares, restricted share units, and other share-based awards to 10% of the common shares issued and outstanding on the grant date, excluding 2,500,000 common shares pursuant to an exemption approved by the Toronto Stock Exchange.

During the year ended January 31, 2016, the Company recorded $0.835 million for share-based compensation (January 31, 2015 - $2.512 million) with $0.457 million expensed to share-based compensation (January 31, 2015 - $1.121 million) and $0.378 million capitalized to mineral property, plant and equipment (January 31, 2015 - $1.391 million). The offsetting entries were to equity reserves and share capital. Total share-based compensation for the year comprised $0.146 million for share options (January 31, 2015 - $1.033 million), $0.689 million for restricted shares and restricted share units (January 31, 2015 - $0.953 million), and $nil for issuance of unrestricted shares (January 31, 2015 - $0.526 million). Vesting of restricted share units and exercise of share options and resulted in $1.168 million being transferred from equity reserves to share capital (January 31, 2015 - $0.395 million).

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at January 31, 2016 and 2015 and for the years ended January 31, 2016, 2015, and 2014
Tabular amounts in thousands of U.S. Dollars, except for number of shares and price per share

10.	Share Capital - Continued

c)	Share Options

Share options granted may not exceed a term of ten years and are forfeited if the grantee ceases to be an eligible person under the Omnibus Plan. Details of share options are as follows:

	Year ended		Year ended
	January 31, 2016		January 31, 2015
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Options	Price (1)	Options	Price
Outstanding – beginning of year	21,085,002	1.33	18,659,000	1.41
Granted	338,000	1.50	2,701,002	1.17
Exercised	(275,000)	0.79	(75,000)	1.08
Expired	(2,173,000)	1.59	(200,000)	1.02
Outstanding – end of year	18,975,002	1.29	21,085,002	1.33

(1)

For information purposes, those share options granted with an exercise price in Canadian dollars (“CDN”) have been translated to the Company’s reporting currency using the exchange rate as at January 31, 2016 of 1.00 US$ = 1.3975 CDN$.

The weighted average share price when share options were exercised during the year ended January 31, 2016 was $1.15.

The fair value of share options granted was estimated at the date of grant using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

	Year ended	Year ended
	January 31, 2016	January 31, 2015
Risk-free interest rate	0.93%	0.51% to 0.76%
Expected dividend yield	Nil	Nil
Expected forfeiture rate	Nil	Nil
Expected volatility	49.61%	50.97% to 57.08%
Expected life in years	2.50	2.00 to 3.00
Weighted average fair value of each option	$0.32	$0.20 to $0.41

The expected volatility reflects the Company’s expectation that historical volatility over a period similar to the life of the option is indicative of future trends, which may or may not necessarily be the actual outcome.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at January 31, 2016 and 2015 and for the years ended January 31, 2016, 2015, and 2014
Tabular amounts in thousands of U.S. Dollars, except for number of shares and price per share

10.	Share Capital - Continued

c)	Share Options - Continued

Details of share options outstanding as at January 31, 2016 are as follows:

	Number of	Number of
Range of Exercise	options	options	Weighted Average	Weighted Average
Prices (1)	outstanding	exercisable	Exercise Price (1)	Remaining Life
0.7110 to 0.8671	4,720,000	3,836,667	0.75	5.29
0.9300 to 1.1500	7,682,002	7,682,002	1.02	5.87
1.5000 to 1.8816	4,013,000	4,013,000	1.69	2.12
2.0475 to 2.4886	1,140,000	940,000	2.31	1.60
2.5059 to 3.0695	1,420,000	1,247,500	2.65	1.65
	18,975,002	17,719,169	1.29	4.36

(1)

For information purposes, those share options granted with an exercise price in Canadian dollars (“CDN”) have been translated to the Company’s reporting currency using the exchange rate as at January 31, 2016 of 1.00 US$ = 1.3975 CDN$.

As at January 31, 2016 all outstanding share options had vested and were exercisable, with the exception of 1,255,833, which were scheduled to vest upon completion of specific targets (Permits – 908,333; Construction – 87,500; Production – 200,000; Other – 60,000). The outstanding share options have expiry periods between 0.03 and 8.44 years.

d)	Restricted Shares and Restricted Share Units

Restricted shares and restricted share units granted are forfeited if the grantee ceases to be an eligible person under the Omnibus Plan. Details of restricted shares and restricted share units are as follows:

	Year ended	Year ended
	January 31, 2016	January 31, 2015
Outstanding - beginning of year	2,130,286	1,615,510
Issued	-	849,522
Forfeited	(64,667)	-
Vested	(1,075,148)	(334,746)
Outstanding - end of year	990,471	2,130,286

As at January 31, 2016 outstanding restricted shares and restricted share units were scheduled to vest upon completion of specific targets (Permits – 157,391; Production – 157,390; December 2016 – 559,802; Other – 115,888).

During the year ended January 31, 2016, there were 254,125 restricted share units settled with cash upon vesting (January 31, 2015 – nil). The current year period also includes 41,667 restricted share units and 23,000 restricted shares forfeited upon individuals ceasing to be eligible persons under the Plan.

During the year ended January 31, 2015, the Company issued 849,522 restricted share units which had a fair value of $0.909 million to be expensed and capitalized over the vesting periods.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at January 31, 2016 and 2015 and for the years ended January 31, 2016, 2015, and 2014
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

	Year ended		Year ended
	January 31, 2016		January 31, 2015
		Authorized		Authorized
	Allocated	& Unissued	Allocated	& Unissued
Outstanding – beginning of year	3,150,000	3,640,000	3,540,000	3,640,000
Forfeited	-	-	(390,000)	-
Outstanding – end of year	3,150,000	3,640,000	3,150,000	3,640,000

The fair value of these unissued bonus shares is being amortized until the estimated date of issuance. During the year ended January 31, 2016, the Company recorded $0.333 million amortization related to Milestone 4 bonus shares (January 31, 2015 – $0.570 million), which was capitalized to Mineral Property, Plant and Equipment. The prior year period includes forfeiture by individuals upon ceasing to be an eligible person under the Plan.

f)	Share Purchase Warrants

Details of share purchase warrants are as follows:

	Year ended		Year ended
	January 31, 2016		January 31, 2015
		Weighted		Weighted
	Number of	Average	Number of	Average
	Purchase	Exercise	Purchase	Exercise
	Warrants	Price	Warrants	Price
Outstanding – beginning of year	8,168,602	1.35	8,168,602	1.35
Expiration (Note 5)	(1,249,315)	1.30	-	-
Glencore Adjustments (Note 7)	-	(0.48)	-	-
Outstanding – end of year	6,919,287	1.01	8,168,602	1.35

On July 30, 2015, the Company amended its previous financing arrangement with Glencore which included extending the purchase warrant expiration date to the earlier of the Early Maturity Event or December 31, 2016 and reducing the purchase price from $1.3022 per share to $0.9292 per share. On December 15, 2015, the Company amended its previous financing arrangements with Glencore which included extending the purchase warrant expiration date to December 31, 2017 and reducing the purchase price from $0.9292 per share to $0.8231 per share. See Note 7 for further discussion.

The outstanding share purchase warrants have expiry periods between 0.41 and 1.92 years.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at January 31, 2016 and 2015 and for the years ended January 31, 2016, 2015, and 2014
Tabular amounts in thousands of U.S. Dollars, except for number of shares and price per share

11.	Finance Costs - Net

Details of net finance costs are as follows:

	Year ended January 31
	2016	2015	2014
Interest expense:
Convertible debt (Notes 7 and 8)	$2,535	$1,484	$1,459
Non-convertible debt (Notes 7 and 9)	2,515	343	549
Environmental rehabilitation provision accretion (Note 6)	1,663	1,639	1,521
Other finance costs	375	229	40
Total finance costs	$7,088	3,695	3,569
Less: amounts capitalized on qualifying assets	(5,050)	(1,827)	(2,008)
Finance costs	$2,038	1,868	1,561
Interest income:
Bank deposits	(21)	(52)	(96)
Finance income	$(21)	(52)	(96)
Finance costs - net	$2,017	$1,816	$1,465

12.	Related Party Transactions

The Company conducted transactions with senior management, directors and persons or companies related to these individuals, and paid or accrued amounts, as follows:

	Year ended January 31
	2016	2015	2014
Salaries and other short-term benefits	$1,825	$1,509	$1,718
Other long-term benefits	36	49	60
Share-based payment (1)	-	1,093	2,366
Total	$1,861	$2,651	$4,144
(1)	Share-based payment represents the fair value determined at grant date to be expensed over the vesting period. Share-based payments are described in Note 10.

There are agreements with key employees that contain severance provisions for termination without cause or in the event of a take-over. Other than the President and Chief Executive Officer, none of PolyMet’s other directors has a service contract with the Company providing for benefits upon termination of their employment.

As a result of Glencore’s ownership of 28.4% of the Company it is also a related party. PolyMet has entered into a Technical Services Agreement with Glencore whereby PolyMet reimburses Glencore for costs associated with providing technical support to PolyMet, primarily in detailed project design and mineral processing where PolyMet requests assistance under an agreed scope of work. During the year ended January 31, 2016, the Company paid $3.350 million (January 31, 2015 - $nil) for services under this agreement. Additional transactions with Glencore are described in Notes 7, 8, and 9.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at January 31, 2016 and 2015 and for the years ended January 31, 2016, 2015, and 2014
Tabular amounts in thousands of U.S. Dollars, except for number of shares and price per share

13.	Income Taxes

a)	Effective tax rate

The effective tax rate differs from the cumulative Canadian federal and provincial income tax rate due to the following:

	Year ended January 31
	2016	2015	2014
Loss for the year before taxes	$(9,346)	$(7,276)	$(8,132)
Canadian statutory tax rate	26.0%	26.0%	26.0%
Expected tax recovery	(2,430)	(1,892)	(2,114)
Difference in foreign tax rates	(771)	(407)	(454)
Non-deductible items	119	291	424
Change in unrecognized deferred tax and other items	3,082	2,008	2,144
Income Tax Expense / (Recovery)	$-	$-	$-

b)	Deferred income tax assets and liabilities

Deferred income tax assets and liabilities have been recognized in respect of the following items:

	Year ended January 31
	2016	2015
Non-capital loss carry forward assets	$31,488	$25,952
Mineral property acquisition, exploration and development costs	(31,488)	(25,952)
Other	-	-
Net deferred income tax liabilities	$-	$-

Deferred income tax assets have not yet been recognized in respect of the following items:

	Year ended January 31
	2016	2015
Non-capital loss carry forward assets	$22,380	$21,022
Capital loss carry forward assets	347	347
Intercompany receivable assets	2,031	2,031
Other assets	1,074	1,056
Unrecognized deferred income tax assets	$25,832	$24,456

In each period since inception, the Company has recorded a valuation allowance for the full amount of the deferred tax asset, as the realization of the deferred tax asset is uncertain.

As of January 31, 2016, the Company has Canadian non-capital loss carry forwards of approximately $24.5 million (January 31, 2015 - $20.4 million) and US non-capital loss carry forwards of approximately $115.1 million (January 31, 2015 - $100.6 million). The non-capital loss carry forwards are available to reduce future income for tax purposes and expire between 2019 and 2036, except for US state non-capital loss carry forwards which expire between 2016 and 2031.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at January 31, 2016 and 2015 and for the years ended January 31, 2016, 2015, and 2014
Tabular amounts in thousands of U.S. Dollars, except for number of shares and price per share

14.	Commitments and Contingencies

In addition to items described elsewhere in these financial statements:

a)

As at January 31, 2016, the Company had firm commitments related to the environmental review process, land options, consultants, and rent of approximately $2.3 million with the majority due over the next year and the remainder due over three years.

b)	As at January 31, 2016, the Company had non-binding commitments to maintain its mineral lease rights of $0.180 million with all due in the next year.

c)	The following table lists the known contractual obligations as at January 31, 2016:

Contractual Obligations	Carrying	Contractual	Less than	1 – 3	3 – 5	More than
	Value	Cash flows	1 year	years	years	5 years
Accounts payable and accrued liabilities	$3,348	$3,348	$3,348	$-	$-	$-
Convertible debt (Note 8)	35,986	43,292	-	43,292	-	-
Non-convertible debt (Note 9)	47,985	56,974	5,111	51,863	-	-
Commitments	-	2,243	2,068	175	-	-
Total	$87,319	$105,857	$10,527	$95,330	$-	$-

15.	Financial Instruments and Risk Management

The Company’s financial instruments are classified as loans and receivables, available for sale, and other financial liabilities.

The carrying values of each classification of financial instrument at January 31, 2016 are:

			Other
	Loans and	Available	financial	Total
	receivables	for sale	liabilities	carrying value
Financial assets
Cash	$10,256	$-	$-	$10,256
Amounts receivable	65	2,517	-	2,582
Total financial assets	$10,321	$2,517	$-	$12,838

Financial liabilities
Accounts payable and accrued liabilities	$-	$-	$3,348	$3,348
Convertible debt	-	-	35,986	35,986
Non-convertible debt	-	-	47,985	47,985
Total financial liabilities	$-	$-	$87,319	$87,319

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at January 31, 2016 and 2015 and for the years ended January 31, 2016, 2015, and 2014
Tabular amounts in thousands of U.S. Dollars, except for number of shares and price per share

15.	Financial Instruments and Risk Management - Continued

The carrying values of each classification of financial instrument at January 31, 2015 are:

	Loans and	Other financial	Total carrying
	receivables	liabilities	value
Financial assets
Cash	$9,301	$-	$9,301
Amounts receivable	381	-	381
Total financial assets	$9,682	$-	$9,682

Financial liabilities
Accounts payable and accrued liabilities	$-	$2,673	$2,673
Convertible debt	-	33,451	33,451
Non-convertible debt	-	12,469	12,469
Total financial liabilities	$-	$48,593	$48,593

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

The fair values of cash, current amounts receivable, and accounts payable and accrued liabilities approximate their carrying amounts due to their short-term nature.

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

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at January 31, 2016 and 2015 and for the years ended January 31, 2016, 2015, and 2014
Tabular amounts in thousands of U.S. Dollars, except for number of shares and price per share

15.	Financial Instruments and Risk Management - Continued

Currency Risk

The Company incurs expenditures in Canada and in the United States. The functional and reporting currency of the Company and its subsidiary is the United States dollar. Foreign exchange risk arises because the amount of Canadian dollar cash, amounts receivable, or accounts payable and accrued liabilities will vary in United States dollar terms due to changes in exchange rates.

As the majority of the Company’s expenditures are in United States dollars, the Company has kept a significant portion of its cash in United States dollars. The Company has not hedged its exposure to currency fluctuations.

The Company was exposed to currency risk through the following assets and liabilities denominated in Canadian dollars:

	January 31,	January 31,
	2016	2015
Cash	$134	$90
Amounts receivables	10	8
Accounts payable and accrued liabilities	-	(8)
Total	$144	$90

Based on the above net exposures, as at January 31, 2016, a 10% change in the Canadian / United States exchange rate would have impacted the Company’s loss by approximately $14,400.

Interest Rate Risk

Interest rate risk arises from interest paid on floating rate debt and interest received on cash and short-term deposits. The Company has not hedged any of its interest rate risk. The Company currently capitalizes to qualifying assets the majority of interest charges, and therefore the risk exposure is primarily on cash interest payable and net earnings in relation to the subsequent depreciation of capitalized interest charges.

The Company was exposed to interest rate risk through the following assets and liabilities:

	January 31,	January 31,
	2016	2015
Cash	$10,256	$9,301
Convertible debt	35,986	33,451
Non-convertible debt	$47,985	$7,855

Credit Risk

Credit risk arises on cash held with banks and financial institutions, as well as credit exposure on outstanding amounts receivable. The maximum exposure to credit risk is equal to the carrying value of the financial assets of $12.838 million.

The Company’s cash is primarily held through a large Canadian financial institution.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at January 31, 2016 and 2015 and for the years ended January 31, 2016, 2015, and 2014
Tabular amounts in thousands of U.S. Dollars, except for number of shares and price per share

15.	Financial Instruments and Risk Management - Continued

Liquidity Risk

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they become due and arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time and is achieved by maintaining sufficient cash. See additional discussion in Note 1.

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

Although the Company plans to have the resources to carry out its plans and operations through January 31, 2017, it does not currently have sufficient capital to meet its estimated project capital expenditure requirements and is in discussions to arrange sufficient capital to meet these requirements. During the upcoming fiscal year, the Company’s objective is to identify the source or sources from which it will obtain the capital required to complete the Project. See additional discussion in Note 1.

16.	Subsequent Event

On March 3, 2016, the Minnesota Department of Natural Resources issued its Record of Decision (“ROD”) that the Final Environmental Impact Statement (“EIS”) addresses the objectives defined in the EIS scoping review, meets procedural requirements, and responds appropriately to public comments. The 30-day period allowed by law to challenge the state’s ROD has passed without any legal challenge being filed.

The state’s decision also lays the foundation for permits to construct and operate the NorthMet Project. On April 19, 2016 the MDNR held a Pre-application Public Informational Meeting that included an overview of the NorthMet Project and the permit to mine process together with a summary of other state permits, such as tailings dam safety, water quality, air quality and wetlands. After consultation with the MDNR and the MPCA, PolyMet will begin to submit the various state permit applications that will be required to construct and operate the project.

ITEM 19. EXHIBITS

1.1	Certificate of Incorporation	(4)
1.2	Certificate of Change of Name	(4)
1.3	Articles of Incorporation	(4)
4.1	Shareholder Rights Plan Agreement	(4)
4.2	Contract for Deed between us and Cleveland Cliffs, Ohio, dated November 15, 2005	(4)
4.3	Contract for Deed between us and Cleveland Cliffs, Ohio, dated December 20, 2006	(5)
4.4	Shareholder Rights Plan as amended and restated	(6)
4.5	Omnibus Share Compensation Plan as amended and restated	(11)
4.6	Purchase Agreement between us and Glencore, dated October 31, 2008	(7)
4.7	Form of Floating Rate Secured Debenture between us and Glencore dated October 31, 2008	(7)
4.8	Guarantee between PolyMet Mining Corp. and Glencore, dated October 31, 2008	(7)
4.9	Security Agreement between PolyMet Mining Corp. and Glencore, dated October 31, 2008	(7)
4.10	Security Agreement between Poly Met Mining, Inc. and Glencore, dated October 31, 2008	(7)
4.11	Pledge Agreement between Poly Met Mining, Inc. and Glencore, dated October 31, 2008	(7)
4.12	Amendment to Purchase Agreement between us and Glencore dated October 20, 2009	(8)
4.13	Amendment to Purchase Agreement between us and Glencore dated November 16, 2009	(8)
4.14	Amendment to Purchase Agreement and Waiver between us and Glencore dated November 12, 2010	(9)
4.15	Form of Purchase Warrant between us and Glencore dated November 12, 2010	(9)
4.16	Form of Purchase Warrant between us and Glencore dated November 30, 2011	(10)
4.17	Amendment to Purchase Agreement and Waiver between us and Glencore dated November 30, 2011	(10)
4.18	Amended and Restated Exchange Warrant between us and Glencore dated December 6, 2011	(10)
4.19	Amendment to Purchase Agreement between us and Glencore dated April 10, 2013	(13)
4.20	Amendment to Purchase Agreement and Exchange Warrants between us and Glencore dated April 25, 2014	(15)
4.21	Amendment to Purchase Agreement between us and Glencore dated January 28, 2015	(16)
4.22	Amendment to Purchase Agreement between us and Glencore dated July 30, 2015	(17)
4.23	Amendment to Purchase Agreement between us and Glencore dated December 15, 2015	(18)

4.24	Amendment to Purchase Agreement between us and Glencore dated January 27, 2016	(19)
8.1	List of Subsidiaries	(1)
11.1	Code of Ethics	(2)
11.2	Statement of Corporate Governance Practices	(3)
12.1	Certification of Principal Executive Officer pursuant to 17 C.F.R. 240.13a-14(a)	*
12.2	Certification of Principal Financial Officer pursuant to 17 C.F.R. 240.13a-14(a)	*
13.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 17 C.F.R. 240.13a-14(b) and 18 U.S.C. 1350.	*
15.1	Consent of Independent Auditors	*
15.2	Lease Agreement between us and U.S. Steel Corporation, dated January 4, 1989.	(4)
15.3	Notice of Assignment of the Lease Agreement from U.S. Steel Corporation to RGGS Land and Minerals, Ltd. L.P dated February 26, 2004	(4)
15.4	Executive employment agreement with Mr. Douglas Newby dated July 1, 2007	(6)
15.5	Executive employment agreement with Mr. Jonathan Cherry dated July 16, 2012	(14)
15.6	Technical Report on NorthMet Project dated January 14, 2013	(12)
15.7	Consents for use of information, inclusion in the Technical Report and reference in Form 20-F	*
16.1	Disclosure of Mine Safety and Health Administration Safety Data	*

*	Filed herewith.
(1)	Incorporated by reference to Item 4(c) – Organizational Structure of this report.
(2)	Incorporated by reference to our Annual Report on Form 20-F/A filed on July 7, 2005.
(3)	Incorporated by reference to our Annual Report on Form 20-F filed on July 25, 2005.
(4)	Incorporated by reference to our Annual Report on Form 20-F/A filed on July 31 2006.
(5)	Incorporated by reference to our Annual Report on Form 20-F/A filed on May 31 2007.
(6)	Incorporated by reference to our Annual Report on Form-20-F/A filed on August 27, 2008.
(7)	Incorporated by reference to our Report on Form 13-D filed on November 10, 2008.
(8)	Incorporated by reference to our Report on Form 6-K filed on November 23, 2009.
(9)	Incorporated by reference to our Report on Form 6-K filed on November 18, 2010.
(10)	Incorporated by reference to our Report on Form 6-K filed on December 7, 2011.
(11)	Incorporated by reference to our Report on Form 6-K filed on June 15, 2012.
(12)	Incorporated by reference to our Reports on Form 6-K filed on April 5, 2013.
(13)	Incorporated by reference to our Report on Form 6-K filed on April 11, 2013.
(14)	Incorporated by reference to our Annual Report on Form 20-F filed on April 22, 2013.
(15)	Incorporated by reference to our Report on Form 6-K filed on April 25, 2014.
(16)	Incorporated by reference to our Report on Form 6-K filed on February 2, 2015.
(17)	Incorporated by reference to our Report on Form SC 13D filed on August 5, 2015.
(18)	Incorporated by reference to our Report on Form 6-K filed on December 21, 2015.
(19)	Incorporated by reference to our Report on Form 6-K filed on January 28, 2016.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated: April 21, 2016

POLYMET MINING CORP.

/s/ Jonathan Cherry
Name:	Jonathan Cherry
Title:	Chief Executive Officer