Form 40-F
period 2017-01-31
POLYMET MINING CORP
filed 2017-04-20
CIK 866028

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2017	Commission file number 001-32929

POLYMET MINING CORP.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada
(Province or other jurisdiction of incorporation or organization)

1000
(Primary Standard Industrial Classification Code)

84-1461363
(I.R.S. Employer Identification No.)

Suite 5700 – 100 King Street West,
Toronto, Ontario, Canada M5X 1C7
416-915-4149
(Address and telephone number of Registrant’s principal executive offices)

Douglas Newby
c/o Poly Met Mining, Inc.
444 Cedar Street, Suite 2060
St Paul, Minnesota 55101
651-389-4100
(Name, address (including zip code), and telephone number
(including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, without par value	NYSE MKT and TSX

Securities registered or to be registered pursuant to Section 12(g) of the Act:    None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:    None

For annual reports, indicate by check mark the information filed with this form.
☑ Annual Information Form	☑ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.    318,545,519

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☑ Yes            ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Date File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
☑ Yes            ☐ No

EXPLANATORY NOTE

PolyMet Mining Corp. (the “Company” or “PolyMet”) is a Canadian issuer eligible to file its Annual Report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 40-F (this “Annual Report”) contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements appear in a number of different places in this Annual Report and can be identified by words such as "expects", “anticipates”, "believes", "intends", "estimates", “potential”, “possible”, "projects", "plans", and similar expressions, or statements that events, conditions or results “will”, “may”, “could”, or “should” occur or be achieved or their negatives or other comparable words.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. The statements are inherently subject to a variety of risks and uncertainties that could cause actual results, performance or achievements to differ significantly. Forward-looking statements include statements regarding the outlook for our future operations, plans and timing for our exploration and development programs, statements about future market conditions, supply and demand conditions, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact.  Actual results may differ materially from those in the forward-looking statements due to risks facing us or due to actual facts differing from the assumptions underlying our predictions.  Some of these risks and assumptions include:

-	obtaining permits on a timely basis;
-	ability to raise the funds necessary to develop the NorthMet Project and continue operations;
-	ability to execute prospective business plans;
-	changes in the general economic and business conditions, including changes in interest rates and exchange rates;
-	changes in the resources market, including prices of natural resources, costs associated with mineral exploration and development, and other economic conditions;
-	natural phenomena;
-	actions by government authorities, including changes in government regulation;
-	uncertainties associated with legal proceedings; and
-	future decisions by management in response to changing conditions.

All forward-looking statements included in this Annual Report are based on information available to us on the date of this Annual Report.  We expressly disclaim any obligation to update publicly or otherwise these statements, whether as a result of new information, future events or otherwise except to the extent required by law, rule or regulation.  You should not place undue reliance on forward-looking statements. You should carefully review the cautionary statements and risk factors contained in this and other documents that we file from time to time with the United States Securities and Exchange Commission (the “SEC”).

NOTE TO UNITED STATES READERS REGARDING
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under the multi-jurisdictional disclosure system adopted by the SEC, to prepare this Annual Report on Form 40-F in accordance with Canadian disclosure requirements, which differ from those of the United States. The Company has prepared its financial statements, which are filed as Exhibit 99.2 to this Annual Report on Form 40-F, in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB"), and they are also subject to international auditing and auditor independence standards and SEC / Public Company Accounting Oversight Board (“PCAOB”) independence standards. The Company’s financial statements may not be comparable to financial statements of other United States companies. Since the Company has prepared its financial statements in accordance with IFRS as issued by the IASB, it is not required to provide a reconciliation to United States generally accepted accounting principles.

NOTE TO UNITED STATES READERS REGARDING
RESOURCE AND RESERVE ESTIMATES

The Company’s Annual Information Form for the fiscal year ended January 31, 2017 filed as Exhibit 99.1 to this Annual Report on Form 40-F and management’s discussion and analysis for the fiscal year ended January 31, 2017 filed as Exhibit 99.3 to this Annual Report on Form 40-F have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ materially from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1933, as amended. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves, and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that all or any part of a mineral deposit in these categories will ever be converted into SEC Industry Guide 7 reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Annual Report on Form 40-F and the documents incorporated by reference herein that contain descriptions of the Company’s mineral deposits may not be comparable to similar information filed by other Unites States companies.

ANNUAL INFORMATION FORM

The Company’s Annual Information Form for the fiscal year ended January 31, 2017 is filed as Exhibit 99.1 to this Annual Report on Form 40-F and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended January 31, 2017 and 2016, including the report of the independent auditor with respect thereto, are filed as Exhibit 99.2 to this Annual Report on Form 40-F and incorporated by reference herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s management’s discussion and analysis for the year ended January 31, 2017 is filed as Exhibit 99.3 to this Annual Report on Form 40-F and incorporated by reference herein.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Company may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report on Form 40-F. Holders of the Company’s common shares should consult their own tax advisors regarding the tax consequences of purchasing, holding or disposing of securities of the Company.
CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company's Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13(a)-15(e) and 15(d)-15(e) under the "Exchange Act" as of the end of the period covered by this Annual Report (the "Evaluation Date"). Based on such evaluation, such officers have concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures are effective. Such disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Company in reports that it files or submits to the Securities and Exchange Commission under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms, and includes controls and procedures designed to ensure information relating to the Company required to be included in reports filed or submitted under the Exchange Act is accumulated and communicated to the Company’s management to allow timely decision regarding disclosure.

Management's Annual Report on Internal Control over Financial Reporting

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

Management has assessed the effectiveness of internal controls over financial reporting as at January 31, 2017.  In making its assessment, management has used the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to evaluate internal controls over financial reporting.

Based on its assessment, management has concluded that, as at January 31, 2017, internal controls over financial reporting is effective.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company's internal control over financial reporting as of January 31, 2017, has been audited by PricewaterhouseCoopers LLP, independent auditors, as stated in their report included in Exhibit 99.2 to this Annual Report on Form 40-F.

Changes in Internal Controls

There have been no changes in the Company’s internal control over financial reporting during the period covered by this Annual Report that have materially affected, or is reasonably likely to material affect, the Company’s internal control over financial reporting.

CORPORATE GOVERNANCE

The Company is listed on the Toronto Stock Exchange (“TSX”) and is required to describe its practices and policies with regards to corporate governance with specific reference to TSX guidelines by way of an annual corporate governance statement in the Company’s annual report or information circular filed with the appropriate securities regulators in Canada.

The Company is also listed on the NYSE MKT and additionally complies as necessary with the rules and guidelines of the NYSE MKT and SEC.

The Company reviews its governance practices on an ongoing basis to ensure it is in compliance with all applicable requirements.

The Company’s Board of Directors is responsible for the Company’s Corporate Governance policies and has determined that all the members of the Audit, Compensation, and Nominating & Corporate Governance Committees are independent, based on the criteria for independence and unrelatedness prescribed by the TSX and Section 803A of the NYSE MKT Company Guide.

Compensation Committee

Compensation of the Company’s Chief Executive Officer (“CEO”) and all other officers is recommended to the Board of Directors for determination by the Compensation Committee. The Compensation Committee develops, reviews and monitors director and executive officer compensation and policies. The Compensation Committee is also responsible for annually reviewing the adequacy of compensation to directors, officers, and other consultants and the composition of compensation packages. The Company’s CEO cannot be present during deliberations or voting on the CEO’s compensation.

The Compensation Committee is composed of Alan R. Hodnik, W. Ian L. Forrest, and Michael M. Sill, each of whom, in the opinion of the Board of Directors, is independent under the rules of the TSX and pursuant to Sections 803A and 805(c)(1) of the NYSE MKT Company Guide. The Company’s Compensation Committee Charter is available on the Company’s website at www.polymetmining.com.

Nominating & Corporate Governance Committee

Nominees for the election to the Company’s Board of Directors are recommended by the Nominating & Corporate Governance Committee. The Company has adopted a formal written board resolution addressing the nomination process and such related matters as may be required under the rules of the TSX and the NYSE MKT and any applicable securities laws.

The Nominating & Corporate Governance Committee is composed of W. Ian L. Forrest, Dr. David Dreisinger, and Alan R. Hodnik, each of whom, in the opinion of the Board of Directors, is independent under the rules of the TSX and the NYSE MKT. Stephen Rowland is a non-voting participant.  The Company’s Nominating and Corporate Governance Committee Charter is available on the Company’s website at www.polymetmining.com.

AUDIT COMMITTEE

Composition and Responsibilities

The Company’s Board of Directors has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act and Section 803B of the NYSE MKT Company Guide. During the Company’s year ended January 31, 2017, the Company’s Audit Committee was composed of Michael M. Sill, Dr. David Dreisinger, and W. Ian L. Forrest, each of whom, in the opinion of the Company’s Board of Directors, is independent as determined under the rules of the TSX and Rule 10A-3 of the Exchange Act, Section 803A of the NYSE MKT Company Guide and each of whom is financially literate. The Audit Committee meets the composition requirements set forth by Section 803B(2) of NYSE MKT Company Guide.  Helen Harper is a non-voting participant.

The members of the Audit Committee do not have fixed terms and are appointed and replaced from time to time by resolution of the Board of Directors.

The Audit Committee meets with the Company’s President and CEO, the Company’s Chief Financial Officer (“CFO”), and the Company’s independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls, and the Company’s audit procedures and audit plans. The Audit Committee also recommends to the Board of Directors the independent auditors to be appointed for each fiscal year. In addition, the Audit Committee reviews and recommends to the Board of Directors for approval the annual and quarterly financial statements and management’s discussion and analysis. Finally, the Audit Committee undertakes other activities as required by the rules and regulations of the TSX and the NYSE MKT and other governing regulatory authorities.

The full text of the Audit Committee Charter is set forth in the Company’s Annual Information Form incorporated by reference in this Annual Report on Form 40-F.

Audit Committee Financial Expert

During the Company’s year ended January 31, 2017, the Board of Directors determined that W. Ian L. Forrest qualified as the Audit Committee’s “financial expert,” as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act and was “financially sophisticated” as determined under Section 803(B)(2)(iii) of the NYSE MKT Company Guide.

Mr. Forrest qualifies as a financial expert and is financially sophisticated, in that he has an understanding of generally accepted accounting principles and financial statements; is able to assess the general application of accounting principles in connection with the accounting for estimates, accruals and reserves; has experience analyzing or evaluating financial statements that entail accounting issues of equal complexity to the Company's financial statements (or actively supervising another person who did so); and has a general understanding of internal controls and procedures for financial reporting and an understanding of audit committee functions.

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

The required disclosure is included under the heading “Audit Committee – External Auditor Service Fees” in the Company’s Annual Information Form incorporated by reference in this Annual Report on Form 40-F.

PRE-APPROVAL POLICIES AND PROCEDURES

 The required disclosure is included under the heading “Audit Committee – Pre-Approval Policies and Procedures” in the Company’s Annual Information Form incorporated by reference in this Annual Report on Form 40-F.

OFF-BALANCE SHEET TRANSACTIONS

The Company does not have any off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities.

CODE OF ETHICS

The Company has adopted a Code of Ethics, effective April 5, 2006, which applies to all employees, including directors and executive officers, including principal executive, financial and accounting officers, and persons performing similar functions.  The Code of Ethics covers areas of professional and business conduct, and is intended to promote honest and ethical behavior, including fair dealing and the ethical handling of conflicts of interest, support full, fair, accurate, and timely disclosure in reports and documents filed with, or submitted to, the SEC and other governmental authorities, and in its other public communications; deter wrongdoing; encourage compliance with applicable laws, rules, and regulations; and to ensure the protection of legitimate business interests.  The Company also encourages directors, officers, employees and consultants to promptly report any violations of the Code of Ethics.  All amendments to the Code of Ethics, and all waivers of the Code of Ethics with respect to any of the employees, officers or directors covered by it, will be posted on the Company’s website, submitted on Form 6-K and provided in print to any shareholder who requests them. A copy of the Code of Ethics is available on the Company’s website, www.polymetmining.com. A copy of the Code of Ethics is also available to shareholders by contacting the Corporate Secretary at PolyMet Mining Corp., First Canadian Place, 100 King Street West, Suite 5700, Toronto, Ontario M5X 1C7 or by e-mail at info@polymetmining.com.

CONTRACTUAL OBLIGATIONS

The following table lists information as at January 31, 2017 with respect to known contractual obligations and environmental rehabilitation provision:

Contractual Obligations (in 000’s)	Carrying Value	Contractual Cash Flows	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Accounts payable and accrued liabilities	$3,188	$3,188	$3,188	$-	$-	$-
Convertible debt	42,154	51,099	-	51,099
Non-convertible debt	65,752	79,766	-	79,766
Environmental rehabilitation provision	70,626	79,249	781	6,592	20,521	51,355
Firm Commitments	-	1,127	908	219	-	-
Total	$181,720	$214,429	$4,877	$137,676	$20,521	$51,355

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended January 31, 2017 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

NYSE MKT CORPORATE GOVERNANCE

The Company’s common shares are listed on the NYSE MKT under the trading symbol “PLM”. Section 110 of the NYSE MKT Company Guide permits the NYSE MKT to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE MKT listing criteria, and to grant exemptions from NYSE MKT listing criteria based on these considerations.  A description of the significant ways in which the Corporation’s governance practices differ from those followed by domestic companies pursuant to NYSE MKT standards is as follows:

Shareholder Approval Requirements: NYSE MKT requires a listed company to obtain the approval of its shareholders for certain types of securities issuances, including the issuance of common shares of the Company to directors of the Company in a private placement transaction at a price per Unit that is less than the market value of the common shares of the Company on the date of the definitive agreement of the offering. The Company sought and received a waiver from NYSE MKT’s shareholder approval requirements in circumstances where the securities issuance does not trigger such a requirement under the rules of the TSX.

In addition, the Company may from time-to-time seek relief from NYSE MKT corporate governance requirements on specific transactions under Section 110 of the NYSE MKT Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by the Company’s home-country law, in which case, the Company shall make the disclosure of such transactions available on its website at www.polymetmining.com. Information contained on the website of the Company is not part of this Annual Report on Form 40-F.

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”), issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977 (“Mine Act”). This required information is filed as Exhibit 99.4 to this Annual Report filed on Form 40-F.

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

Because the SEC defines the term “affiliate” broadly, the Company's largest shareholder may be considered an affiliate of the Company despite the fact that the Company has no control over its largest shareholder’s actions or the actions of its affiliates. As such, pursuant to Section 13(r)(1)(D)(iii) of the Exchange Act, the Company hereby discloses the following information provided by its largest shareholder regarding transactions or dealings with entities controlled by the Government of Iran (the “GOI”):

During the period from February 1, 2016 until January 31, 2017, a non-U.S. affiliate of the largest shareholder of the Company (the “non-U.S. Shareholder Affiliate”) entered into sales and purchase contracts for agricultural products, metals, minerals and energy products with, or for delivery to or from Iranian entities wholly or majority owned by the GOI. The non-U.S. Shareholder Affiliate performed its obligations under the contracts in compliance with applicable sanctions laws and, where required, with the necessary prior approvals by the relevant governmental authorities.

The gross revenue of the non-US Shareholder Affiliate related to these contracts did not exceed the value of US $1.124 billion for the twelve months ended January 31, 2017.  The non-U.S. Shareholder Affiliate does not allocate net profit on a country-by-country or activity-by-activity basis, but estimates that the net profit attributable to the contracts would not exceed a small fraction of the gross revenue from such contracts. It is not possible to determine accurately the precise net profit attributable to such contracts.

The contracts disclosed above do not violate applicable sanctions laws administered by the U.S. Department of the Treasury, Office of Foreign Assets Control, and are not the subject of any enforcement action under Iran sanction laws.

In compliance with applicable economic sanctions and in conformity with U.S. secondary sanctions, the non-U.S. Shareholder Affiliate expects to continue to engage in  Iran related activities in the future.

Neither the Company nor any of its subsidiaries (i) engaged in any transactions or activities requiring disclosure under ITRA nor (ii) were involved in the transactions described in this section. As of the date of this report, the Company is not aware of any other activity, transaction or dealing by it or any of its affiliates during the fiscal year ended January 31, 2017 that requires disclosure in this report under Section 13(r) of the Exchange Act.

UNDERTAKING

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an Annual Report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Registrant has filed a Form F-X with respect to the class of securities in relation to which the obligation to file this Annual Report on Form 40-F arises. Any change to the name or address of the agent for service of process of the Registrant will be communicated promptly to the SEC by amendment to Form F-X referencing the file number of the Registrant.

WEBSITE INFORMATION

Notwithstanding any reference to PolyMet’s website or other websites in the documents attached as Exhibits hereto, the information contained in PolyMet’s website or any other site in the documents attached as Exhibits hereto, or referred to in PolyMet’s website, is not a part of this Annual Report on Form 40-F and, therefore, is not filed with the SEC.

EXHIBIT INDEX

The following exhibits have been filed as part of this Annual Report on Form 40-F:

EXHIBITS
99.1	Annual Information Form for the year ended January 31, 2017
99.2	Consolidated Financial Statements as at and for the years ended January 31, 2017 and 2016
99.3	Management’s Discussion and Analysis for the year ended January 31, 2017
99.4	Mine Safety Disclosure

CERTIFICATIONS
99.5	Certification of Principal Executive Officer pursuant to 17 C.F.R. 240.13a-14(a)
99.6	Certification of Principal Financial Officer pursuant to 17 C.F.R. 240.13a-14(a)
99.7	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 17 C.F.R. 240.13a-14(b) and 18 U.S.C. 1350.

CONSENTS
99.8	Consent of Independent Auditor
99.9	Consent of Technical Report Author – Pierre Desautels
99.10	Consent of Technical Report Author – Gordon Zurowski
99.11	Consent of Technical Report Author – Karl Everett
99.12	Consent of Technical Report Author – David Dreisinger
99.13	Consent of Technical Report Author – William Murray

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: April 20, 2017

POLYMET MINING CORP.

/s/ Jonathan Cherry
Name:	Jonathan Cherry
Title:	Chief Executive Officer