Form 40-F
period 2017-12-31
POLYMET MINING CORP
filed 2018-03-28
CIK 866028

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the eleven months ended December 31, 2017	Commission file number 001-32929

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

Patrick Keenan
c/o Poly Met Mining, Inc.
444 Cedar Street, Suite 2060
St Paul, Minnesota 55101
651-389-4100
(Name, address (including zip code), and telephone number
(including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, without par value	NYSE American and TSX

Securities registered or to be registered pursuant to Section 12(g) of the Act:    None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:    None

For annual reports, indicate by check mark the information filed with this form.
☑ Annual Information Form	☑ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.    319,303,098

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

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 40-F (this “Annual Report”) contains statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Exchange Act of 1934 and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements appear in a number of different places in this Annual Report and can be identified by words such as "expects", “anticipates”, "believes", "intends", "estimates", “potential”, “possible”, "projects", "plans", and similar expressions, or statements that events, conditions or results “will”, “may”, “could”, or “should” occur or be achieved or their negatives or other comparable words.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. The statements are inherently subject to a variety of risks and uncertainties that could cause actual results, performance or achievements to differ significantly. Forward-looking statements include statements regarding the outlook for our future operations, plans and timing for our exploration and development programs, statements about future market conditions, supply and demand conditions, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact.  Actual results may differ materially from those in the forward-looking statements due to risks facing us or due to actual facts differing from the assumptions underlying our predictions.  Some of these risks and assumptions include:

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

NOTE TO UNITED STATES READERS REGARDING
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under the multi-jurisdictional disclosure system adopted by the SEC, to prepare this Annual Report on Form 40-F in accordance with Canadian disclosure requirements, which differ from those of the United States. The Company has prepared its financial statements, which are filed as Exhibit 99.2 to this Annual Report on Form 40-F, in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and they are also subject to international auditing and auditor independence standards and SEC / Public Company Accounting Oversight Board (“PCAOB”) independence standards. The Company’s financial statements may not be comparable to financial statements of other United States companies. Since the Company has prepared its financial statements in accordance with IFRS as issued by the IASB, it is not required to provide a reconciliation to United States generally accepted accounting principles.

NOTE TO UNITED STATES READERS REGARDING
RESOURCE AND RESERVE ESTIMATES

The Company’s Annual Information Form for the eleven months ended December 31, 2017 filed as Exhibit 99.1 to this Annual Report on Form 40-F and management’s discussion and analysis for the eleven months ended December 31, 2017 filed as Exhibit 99.3 to this Annual Report on Form 40-F have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ materially from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1933, as amended. Under SEC Industry Guide 7 standards, mineralization cannot be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally extracted at the time the reserve determination is made. As applied under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves, and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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

Accordingly, information contained in this Annual Report on Form 40-F and the documents incorporated by reference herein that contain descriptions of the Company’s mineral deposits may not be comparable to similar information made by public United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

ANNUAL INFORMATION FORM

The Company’s Annual Information Form for the eleven months ended December 31, 2017 is filed as Exhibit 99.1 to this Annual Report on Form 40-F and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company as at December 31, 2017 and January 31, 2017 and for the eleven months ended December 31, 2017 and the twelve months ended January 31, 2017, including the report of the Company’s independent registered public accounting firm with respect thereto, are filed as Exhibit 99.2 to this Annual Report on Form 40-F and incorporated by reference herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s management’s discussion and analysis as at December 31, 2017 and January 31, 2017 and for the eleven months ended December 31, 2017 and the twelve months ended January 31, 2017 is filed as Exhibit 99.3 to this Annual Report on Form 40-F and incorporated by reference herein.

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

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company's Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13(a)-15(e) and 15(d)-15(e) under the "Exchange Act" as of the end of the period covered by this Annual Report (the "Evaluation Date"). Based on such evaluation, such officers have concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures are effective. Such disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Company in reports that it files or submits to the Securities and Exchange Commission under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms, and includes controls and procedures designed to ensure information relating to the Company required to be included in reports filed or submitted under the Exchange Act is accumulated and communicated to the Company’s management to allow timely decision regarding disclosure.

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

Management has assessed the effectiveness of internal controls over financial reporting as at December 31, 2017.  In making its assessment, management has used the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to evaluate internal controls over financial reporting.  Based on this assessment, management has concluded that the Company’s internal controls over financial reporting was effective as at that date.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company's internal control over financial reporting as at December 31, 2017, has been audited by PricewaterhouseCoopers LLP, the Company’s independent registered public accounting firm, as stated in their report included in Exhibit 99.2 to this Annual Report on Form 40-F.

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

The Company is also listed on the NYSE American and additionally complies as necessary with the rules and guidelines of the NYSE American and SEC.

The Company reviews its governance practices on an ongoing basis to ensure it is in compliance with all applicable requirements.

The Company’s Board of Directors is responsible for the Company’s Corporate Governance policies and has determined that all the members of the Audit, Compensation, and Nominating & Corporate Governance Committees are independent, based on the criteria for independence and un-relatedness prescribed by the TSX and Section 803A of the NYSE American Company Guide.

Compensation Committee

Compensation of the Company’s CEO and all other officers is recommended to the Board of Directors for determination by the Compensation Committee. The Compensation Committee develops, reviews and monitors director and executive officer compensation and policies. The Compensation Committee is also responsible for annually reviewing the adequacy of compensation to directors, officers, and other consultants and the composition of compensation packages. The Company’s CEO cannot be present during deliberations or voting on the CEO’s compensation.

The Compensation Committee is composed of Alan R. Hodnik, W. Ian L. Forrest, and Michael M. Sill, each of whom, in the opinion of the Board of Directors, is independent under the rules of the TSX and pursuant to Sections 803A and 805(c)(1) of the NYSE American Company Guide. Stephen Rowland is a non-voting participant.  The Company’s Compensation Committee Charter is available on the Company’s website at www.polymetmining.com.

Nominating & Corporate Governance Committee

Nominees for the election to the Company’s Board of Directors are recommended by the Nominating & Corporate Governance Committee. The Company has adopted a formal written board resolution addressing the nomination process and such related matters as may be required under the rules of the TSX and the NYSE American and any applicable securities laws.

The Nominating & Corporate Governance Committee is composed of W. Ian L. Forrest, Dr. David Dreisinger, and Alan R. Hodnik, each of whom, in the opinion of the Board of Directors, is independent under the rules of the TSX and the NYSE American. Stephen Rowland and Helen Harper are non-voting participants.  The Company’s Nominating and Corporate Governance Committee Charter is available on the Company’s website at www.polymetmining.com.

AUDIT COMMITTEE

Composition and Responsibilities

The Company’s Board of Directors has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act and Section 803B of the NYSE American Company Guide. During the eleven months ended December 31, 2017, the Company’s Audit Committee was composed of Michael M. Sill, Dr. David Dreisinger, and W. Ian L. Forrest, each of whom, in the opinion of the Company’s Board of Directors, is independent as determined under the rules of the TSX and Rule 10A-3 of the Exchange Act, Section 803A of the NYSE American Company Guide and each of whom is financially literate. The Audit Committee meets the composition requirements set forth by Section 803B(2) of NYSE American Company Guide.

The members of the Audit Committee do not have fixed terms and are appointed and replaced from time to time by resolution of the Board of Directors.

The Audit Committee meets four times a year, at a minimum, and has access to all officers, management and employees of the Company and may engage advisors or counsel as deemed necessary to perform its duties and responsibilities as a committee.

The Audit Committee meets with the Company’s President and CEO, the Company’s CFO, and the Company’s independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls, and the Company’s audit procedures and audit plans. The Audit Committee also recommends to the Board of Directors the independent auditors to be appointed for each year. In addition, the Audit Committee reviews and recommends to the Board of Directors for approval the annual and quarterly financial statements and management’s discussion and analysis. Finally, the Audit Committee undertakes other activities as required by the rules and regulations of the TSX and the NYSE American and other governing regulatory authorities.

The full text of the Audit Committee Charter is set forth in the Company’s Annual Information Form incorporated by reference in this Annual Report on Form 40-F.

Audit Committee Financial Expert

During the eleven months ended December 31, 2017, the Board of Directors determined that W. Ian L. Forrest qualified as the Audit Committee’s “financial expert,” as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act and was “financially sophisticated” as determined under Section 803(B)(2)(iii) of the NYSE American Company Guide.

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

CONTRACTUAL OBLIGATIONS

The following table lists information as at December 31, 2017 with respect to known contractual obligations and environmental rehabilitation provision:

Contractual Obligations (in 000’s)	Carrying Value	Contractual Cash Flows	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Accounts payable and accrued liabilities	$3,630	$3,630	$3,630	$-	$-	$-
Convertible debt	49,067	51,183	51,183		-	-
Non-convertible debt	92,268	96,294	96,294		-	-
Environmental rehabilitation provision	65,402	102,576	1,266	12,589	7,897	80,824
Firm Commitments	-	1,529	448	581	500	-
Total	$210,397	$255,212	$152,821	$13,170	$8,397	$80,824

As discussed more fully in the exhibits, the convertible debt and non-convertible debt were both extended to March 31, 2019 subsequent to December 31, 2017.  The Company expects to repay the non-convertible debt from additional financing and to either exchange the convertible debt into equity or repay from additional financings.

Firm commitments relate to the environmental permitting process, wetland credits, land options, and rent of approximately $1.5 million with $0.4 million due over the next year and the remainder due over five years.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the eleven months ended December 31, 2017 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

NYSE AMERICAN CORPORATE GOVERNANCE

The Company’s common shares are listed on the NYSE American under the trading symbol “PLM”. Section 110 of the NYSE American Company Guide permits the NYSE American to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE American listing criteria, and to grant exemptions from NYSE American listing criteria based on these considerations.  A description of the significant ways in which the Corporation’s governance practices differ from those followed by domestic companies pursuant to NYSE American standards is as follows:

Shareholder Approval Requirements: NYSE American requires a listed company to obtain the approval of its shareholders for certain types of securities issuances, including the issuance of common shares of the Company to directors of the Company in a private placement transaction at a price per Unit that is less than the market value of the common shares of the Company on the date of the definitive agreement of the offering. The Company sought and received a waiver from NYSE American’s shareholder approval requirements in circumstances where the securities issuance does not trigger such a requirement under the rules of the TSX.

In addition, the Company may from time-to-time seek relief from NYSE American corporate governance requirements on specific transactions under Section 110 of the NYSE American Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by the Company’s home-country law, in which case, the Company shall make the disclosure of such transactions available on its website at www.polymetmining.com. Information contained on the website of the Company is not part of this Annual Report on Form 40-F.

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

Because the SEC defines the term “affiliate” broadly, the Company’s largest shareholder may be considered an affiliate of the Company despite the fact that the Company has no control over its largest shareholder’s actions or the actions of its affiliates. As such, pursuant to Section 13(r)(1)(D)(iii) of the Exchange Act, the Company hereby discloses the following information provided by its largest shareholder regarding transactions or dealings with entities controlled by the Government of Iran (the “GOI”):

During the period from February 1, 2017 until December 31, 2017, a non-U.S. affiliate of the largest shareholder of the Company (the “non-U.S. Shareholder Affiliate”) entered into sales and purchase contracts for agricultural products, metals, minerals, and energy products with, or for delivery to or from Iranian entities wholly or majority owned by the GOI. The non-U.S. Shareholder Affiliate performed its obligations under the contracts in compliance with applicable sanctions laws and, where required, with the necessary prior approvals by the relevant governmental authorities.

The gross revenue of the non-U.S. Shareholder Affiliate related to these contracts did not exceed the value of US $777 million for the eleven months ended December 31, 2017.

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

Neither the Company nor any of its subsidiaries (i) engaged in any transactions or activities requiring disclosure under ITRA nor (ii) were involved in the transactions described in this section. As of the date of this report, the Company is not aware of any other activity, transaction or dealing by it or any of its affiliates during the eleven months ended December 31, 2017 that requires disclosure in this report under Section 13(r) of the Exchange Act.

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

EXHIBIT INDEX

The following exhibits have been filed as part of this Annual Report on Form 40-F:

EXHIBITS

99.1	Annual Information Form for the eleven months ended December 31, 2017

99.2	Consolidated Financial Statements as at December 31, 2017 and January 31, 2017 and for the eleven months ended December 31, 2017 and for the twelve months ended January 31, 2017

99.3	Management’s Discussion and Analysis as at December 31, 2017 and January 31, 2017 and for the eleven months ended December 31, 2017 and for the twelve months ended January 31, 2017

99.4	Mine Safety Disclosure

CERTIFICATIONS

99.5	Certification of Principal Executive Officer pursuant to 17 C.F.R. 240.13a-14(a)

99.6	Certification of Principal Financial Officer pursuant to 17 C.F.R. 240.13a-14(a)

99.7	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 17 C.F.R. 240.13a-14(b) and 18 U.S.C. 1350.

CONSENTS

99.8	Consent of PricewaterhouseCoopers LLP

99.9	Consent of Technical Report Author – Zachary J. Black

99.10	Consent of Technical Report Author – Jennifer J. Brown

99.11	Consent of Technical Report Author – Nicholas Dempers

99.12	Consent of Technical Report Author – Thomas L. Drielick

99.13	Consent of Technical Report Author – Art S. Ibrado

99.14	Consent of Technical Report Author – Erin L. Patterson

99.15	Consent of Technical Report Author – Thomas J. Radue

99.16	Consent of Technical Report Author – Herbert E. Welhener

99.17	Consent of Technical Report Author – Jeff S. Ubl

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: March 27, 2018
POLYMET MINING CORP.

/s/ Jonathan Cherry
Name:	Jonathan Cherry
Title:	Chief Executive Officer