Form 40-F/A
period 2017-12-31
POLYMET MINING CORP
filed 2018-04-23
CIK 866028

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F/A
 (Amendment No. 1)

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

PolyMet Mining Corp. (the “Registrant” or the “Company”) is filing this Amendment No. 1 on Form 40-F/A (“Amendment No. 1”) to the Company’s Annual Report on Form 40-F, dated March 27, 2018 (the “Original Form 40-F”) for the sole purpose of submitting Exhibit 101 to the Form 40-F as required by General Instruction B(15)(a)(iii) of Form 40-F and Rule 405 of Regulation S-T. Exhibit 101 was omitted from the Registrant’s Original Form 40-F in accordance with the 30-day grace period provided under Rule 405(a)(2)(ii) or Regulation S-T.

Except as set forth above, this Amendment No. 1 does not modify or update any of the disclosures in the Original Form 40-F. This Amendment No. 1 speaks as of the time of filing the Original Form 40-F, and does not reflect events that may have occurred subsequent to such filing.

EXHIBIT INDEX

The following exhibits have been filed as part of this Annual Report on Form 40-F:

EXHIBITS

*99.1	Annual Information Form for the eleven months ended December 31, 2017

*99.2	Consolidated Financial Statements as at December 31, 2017 and January 31, 2017 and for the eleven months ended December 31, 2017 and for the twelve months ended January 31, 2017

*99.3	Management’s Discussion and Analysis as at December 31, 2017 and January 31, 2017 and for the eleven months ended December 31, 2017 and for the twelve months ended January 31, 2017

*99.4	Mine Safety Disclosure

CERTIFICATIONS

*99.5	Certification of Principal Executive Officer pursuant to 17 C.F.R. 240.13a-14(a)

*99.6	Certification of Principal Financial Officer pursuant to 17 C.F.R. 240.13a-14(a)

*99.7	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 17 C.F.R. 240.13a-14(b) and 18 U.S.C. 1350.

CONSENTS

*99.8	Consent of PricewaterhouseCoopers LLP

*99.9	Consent of Technical Report Author – Zachary J. Black

*99.10	Consent of Technical Report Author – Jennifer J. Brown

*99.11	Consent of Technical Report Author – Nicholas Dempers

*99.12	Consent of Technical Report Author – Thomas L. Drielick

*99.13	Consent of Technical Report Author – Art S. Ibrado

*99.14	Consent of Technical Report Author – Erin L. Patterson

*99.15	Consent of Technical Report Author – Thomas J. Radue

*99.16	Consent of Technical Report Author – Herbert E. Welhener

*99.17	Consent of Technical Report Author – Jeff S. Ubl

101	Interactive Data File

* Previously filed.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment No. 1 to the Original Form 40-F to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: April 23, 2018

POLYMET MINING CORP.

/s/ Jonathan Cherry
Name: Jonathan Cherry
Title: Chief Executive Officer