Form 40-F
period 2018-12-31
POLYMET MINING CORP
filed 2019-03-29
CIK 866028

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018	Commission file number 001-32929

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 321,190,069

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☑ Yes       ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Date File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
☑ Yes       ☐ No
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.
           ☐ Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

EXPLANATORY NOTE

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

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 40-F (this “Annual Report”) contains statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Exchange Act of 1934 and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements appear in a number of different places in this Annual Report and can be identified by words such as "expects", “anticipates”, "believes", "intends", "estimates", “potential”, “possible”, "projects", "plans", and similar expressions, or statements that events, conditions or results “will”, “may”, “could”, or “should” occur or be achieved or their negatives or other comparable words.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. The statements are inherently subject to a variety of risks and uncertainties that could cause actual results, performance or achievements to differ significantly. Forward-looking statements include statements regarding the outlook for our future operations, plans and timing for our exploration and development programs, statements about future market conditions, supply and demand conditions, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact.  Actual results may differ materially from those in the forward-looking statements due to risks facing us or due to actual facts differing from the assumptions underlying our predictions.  Some of these risks and assumptions include:

-	ability to obtain and maintain permits;
-	ability to raise the funds necessary to develop the NorthMet Project and continue operations;
-	ability to execute prospective business plans;
-	ability to comply with applicable government regulations and standards;
-	changes in the general economic and business conditions, including changes in interest rates and exchange rates;
-	changes in the resources market, including prices of natural resources, costs associated with mineral exploration and development, and other economic conditions;
-	natural phenomena;
-	actions by government authorities, including changes in government regulation;
-	uncertainties associated with legal proceedings; and
-	other factors, many of which are beyond the Company’s control.

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

NOTE TO UNITED STATES READERS REGARDING
RESOURCE AND RESERVE ESTIMATES

The Company’s Annual Information Form for the year ended December 31, 2018 filed as Exhibit 99.1 to this Annual Report on Form 40-F and management’s discussion and analysis for the year ended December 31, 2018 filed as Exhibit 99.3 to this Annual Report on Form 40-F have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ materially from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1933, as amended. Under SEC Industry Guide 7 standards, mineralization cannot be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally extracted at the time the reserve determination is made. As applied under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves, and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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

ANNUAL INFORMATION FORM

The Company’s Annual Information Form for the year ended December 31, 2018 is filed as Exhibit 99.1 to this Annual Report on Form 40-F and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company as at December 31, 2018 and December 31, 2017, and for the twelve months ended December 31, 2018 and the eleven months ended December 31, 2017, including the report of the Company’s independent registered public accounting firm with respect thereto, are filed as Exhibit 99.2 to this Annual Report on Form 40-F and incorporated by reference herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s management’s discussion and analysis as at December 31, 2018 and December 31, 2017, and for the twelve months ended December 31, 2018 and the eleven months ended December 31, 2017, is filed as Exhibit 99.3 to this Annual Report on Form 40-F and incorporated by reference herein.

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

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company's Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13(a)-15(e) and 15(d)-15(e) under the Exchange Act as of the end of the period covered by this Annual Report (the "Evaluation Date"). Based on such evaluation, such officers have concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures are effective. Such disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms, and includes controls and procedures designed to ensure information relating to the Company required to be included in reports filed or submitted under the Exchange Act is accumulated and communicated to the Company’s management to allow timely decision regarding disclosure.

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

Management has assessed the effectiveness of internal controls over financial reporting as at December 31, 2018.  In making its assessment, management has used the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to evaluate internal controls over financial reporting.  Based on this assessment, management has concluded that the Company’s internal controls over financial reporting was effective as at that date.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company's internal control over financial reporting as at December 31, 2018, has been audited by PricewaterhouseCoopers LLP, the Company’s independent registered public accounting firm, as stated in their report included in Exhibit 99.2 to this Annual Report on Form 40-F.

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

The Compensation Committee is composed of Alan R. Hodnik, W. Ian L. Forrest, and Dennis Bartlett, each of whom, in the opinion of the Board of Directors, is independent under the rules of the TSX and pursuant to Sections 803A and 805(c)(1) of the NYSE American Company Guide. Stephen Rowland is a non-voting participant.  The Company’s Compensation Committee Charter is available on the Company’s website at www.polymetmining.com.

Nominating & Corporate Governance Committee

Nominees for the election to the Company’s Board of Directors are recommended by the Nominating & Corporate Governance Committee. The Company has adopted a formal written board resolution addressing the nomination process and such related matters as may be required under the rules of the TSX and the NYSE American and any applicable securities laws.

The Nominating & Corporate Governance Committee is composed of W. Ian L. Forrest, Dr. David Dreisinger, and Michael M. Sill, each of whom, in the opinion of the Board of Directors, is independent under the rules of the TSX and the NYSE American. Stephen Rowland and Helen Harper are non-voting participants.  The Company’s Nominating and Corporate Governance Committee Charter is available on the Company’s website at www.polymetmining.com.

AUDIT COMMITTEE

Composition and Responsibilities

The Company’s Board of Directors has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act and Section 803B of the NYSE American Company Guide. During the  year ended December 31, 2018, the Company’s Audit Committee was composed of Michael M. Sill, Dr. David Dreisinger, and W. Ian L. Forrest, each of whom, in the opinion of the Company’s Board of Directors, is independent as determined under the rules of the TSX and Rule 10A-3 of the Exchange Act, Section 803A of the NYSE American Company Guide and each of whom is financially literate.  Helen Harper is a non-voting participant. The Audit Committee meets the composition requirements set forth by Section 803B(2) of NYSE American Company Guide.

The members of the Audit Committee do not have fixed terms and are appointed and replaced from time to time by the Board of Directors.

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

Audit Committee Financial Expert

During the fiscal year ended December 31, 2018, the Board of Directors determined that W. Ian L. Forrest qualified as the Audit Committee’s “financial expert,” as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act and was “financially sophisticated” as determined under Section 803(B)(2)(iii) of the NYSE American Company Guide.

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

CONTRACTUAL OBLIGATIONS

The following table lists information as at December 31, 2018 with respect to known contractual obligations and environmental rehabilitation provision:

Contractual Obligations (in 000’s)	Carrying Value	Contractual Cash Flows	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Accounts payable and accruals	$4,013	$4,013	$4,013	$-	$-	$-
Convertible debt	56,984	58,077	58,077	-	-	-
Non-convertible debt	178,483	184,698	184,698	-	-	-
Environmental rehabilitation provision	61,107	97,992	1,693	14,315	9,733	72,251
Firm Commitments	-	16,413	388	25	4,000	12,000
Total	$300,587	$361,193	$248,869	$14,340	$13,733	$84,251

As discussed more fully in the exhibits, the convertible debt and non-convertible debt were both extended to provide the Company time to prepare for and complete a fully backstopped rights offering by June 30, 2019 to raise sufficient funds to repay all outstanding debt.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the fiscal year ended December 31, 2018 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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
Because the SEC defines the term “affiliate” broadly, our largest shareholder may be considered an affiliate of the Company despite the fact that the Company has no control over its largest shareholder’s actions or the actions of its affiliates.  As such, pursuant to Section 13(r)(1)(D)(iii) of the Exchange Act, the Company hereby discloses the following information provided by our largest shareholder regarding transactions or dealings with entities controlled by the Government of Iran (“the GOI”):
During January 1, 2018 until December 31, 2018, a non-U.S. affiliate of the largest shareholder of the Company (“the non-U.S. Shareholder Affiliate”) entered into sales and purchase contracts for agricultural products, metals, minerals and energy products with, or for delivery to or from Iranian entities wholly or majority owned by the GOI.  The non-U.S. Shareholder Affiliate performed its obligations under the contracts in compliance with applicable sanctions laws and, where required, with the necessary prior approvals by the relevant governmental authorities.

The gross revenue of the non-U.S Shareholder Affiliate related to these contracts did not exceed the value of USD $1.049 billion for the twelve months ended December 31, 2018.

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

In response to the re-imposition of certain US secondary sanctions, the non-U.S. Shareholder Affiliate wound down such activities to the extent necessary to avoid any sanctionable activity after such sanctions took effect.

Neither the Company nor any of its subsidiaries (i) engaged in any transactions or activities requiring disclosure under ITRA nor (ii) were involved in the transactions described in this section. As of the date of this report, the Company is not aware of any other activity, transaction or dealing by us or any of its affiliates during the fiscal year ended December 31, 2018 that requires disclosure in this report under Section 13(r) of the Exchange Act.

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

EXHIBIT INDEX

The following exhibits have been filed as part of this Annual Report on Form 40-F:

EXHIBITS
99.1	Annual Information Form for the year ended December 31, 2018
99.2	Consolidated Financial Statements as at December 31, 2018 and December 31, 2017, and for the twelve months ended December 31, 2018 and the eleven months ended December 31, 2017
99.3	Management’s Discussion and Analysis as at December 31, 2018 and December 31, 2017, and for the twelve months ended December 31, 2018 and the eleven months ended December 31, 2017
99.4	Mine Safety Disclosure

CERTIFICATIONS
99.5	Certification of Principal Executive Officer pursuant to 17 C.F.R. 240.13a-14(a)
99.6	Certification of Principal Financial Officer pursuant to 17 C.F.R. 240.13a-14(a)
99.7	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 17 C.F.R. 240.13a-14(b) and 18 U.S.C. 1350.

CONSENTS
99.8	Consent of PricewaterhouseCoopers LLP
99.9	Consent of Technical Report Author – Zachary J. Black
99.10	Consent of Technical Report Author – Jennifer J. Brown
99.11	Consent of Technical Report Author – Nicholas Dempers
99.12	Consent of Technical Report Author – Thomas L. Drielick
99.13	Consent of Technical Report Author – Art S. Ibrado
99.14	Consent of Technical Report Author – Erin L. Patterson
99.15	Consent of Technical Report Author – Thomas J. Radue
99.16	Consent of Technical Report Author – Herbert E. Welhener
99.17	Consent of Technical Report Author – Jeff S. Ubl

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: March 28, 2019

POLYMET MINING CORP.

/s/ Jonathan Cherry
Name:	Jonathan Cherry
Title:	Chief Executive Officer