Form 40-F
period 2019-12-31
POLYMET MINING CORP
filed 2020-03-30
CIK 866028

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

◻	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019	Commission file number 001-32929

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

Patrick Keenan
c/o Poly Met Mining, Inc.
444 Cedar Street, Suite 2060
St Paul, Minnesota 55101
651-389-4100
(Name, address (including zip code), and telephone number
(including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, without par value	NYSE American and TSX

Securities registered or to be registered pursuant to Section 12(g) of the Act:    None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:    None

For annual reports, indicate by check mark the information filed with this form.
☑ Annual Information Form	☑ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.  1,005,230,259

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
☐  Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act   ☐

EXPLANATORY NOTE

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

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 40-F (this “Annual Report”) contains statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Exchange Act of 1934 and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements appear in a number of different places in this Annual Report and can be identified by words such as "expects", “anticipates”, "believes", "intends", "estimates", “potential”, “possible”, "projects", "plans", and similar expressions, or statements that events, conditions or results “will”, “may”, “could”, or “should” occur or be achieved or their negatives or other comparable words.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. The statements are inherently subject to a variety of risks and uncertainties that could cause actual results, performance or achievements to differ significantly. Forward-looking statements include statements regarding the outlook for our future operations, plans and timing for our exploration and development programs, statements about future market conditions, supply and demand conditions, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact.  Actual results may differ materially from those in the forward-looking statements due to risks facing us or due to actual facts differing from the assumptions underlying our predictions.  Some of these risks and assumptions include:

-	ability to obtain and maintain permits;
-	ability to raise the funds necessary to develop the NorthMet Project and continue operations;
-	ability to execute prospective business plans;
-	ability to comply with applicable government regulations and standards;
-	changes in the general economic and business conditions, including changes in interest rates and exchange rates;
-	changes in the resources market, including prices of natural resources, costs associated with mineral exploration and development, and other economic conditions;
-	climate change and the impact of natural or other disasters and global health crises;
-	actions by government authorities, including changes in government regulation;
-	uncertainties associated with legal proceedings; and
-	other factors, many of which are beyond the Company’s control.

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

NOTE TO UNITED STATES READERS REGARDING
RESOURCE AND RESERVE ESTIMATES

The Company’s Annual Information Form for the year ended December 31, 2019 filed as Exhibit 99.1 to this Annual Report on Form 40-F and management’s discussion and analysis for the years ended December 31, 2019 and 2018 filed as Exhibit 99.3 to this Annual Report on Form 40-F have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ materially from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1933, as amended. Under SEC Industry Guide 7 standards, mineralization cannot be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally extracted at the time the reserve determination is made. As applied under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves, and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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

ANNUAL INFORMATION FORM

The Company’s Annual Information Form for the year ended December 31, 2019 is filed as Exhibit 99.1 to this Annual Report on Form 40-F and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended December 31, 2019 and 2018, including the report of the Company’s independent registered public accounting firms with respect thereto, are filed as Exhibit 99.2 to this Annual Report on Form 40-F and incorporated by reference herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s management’s discussion and analysis for the years ended December 31, 2019 and 2018, is filed as Exhibit 99.3 to this Annual Report on Form 40-F and incorporated by reference herein.

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

Management has assessed the effectiveness of internal controls over financial reporting as at December 31, 2019.  In making its assessment, management has used the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to evaluate internal controls over financial reporting.  Based on this assessment, management has concluded that the Company’s internal controls over financial reporting was effective as at that date.

Attestation Report of the Independent Registered Public Accounting Firm

The effectiveness of the Company's internal control over financial reporting as at December 31, 2019, has been audited by Deloitte & Touche LLP, the Company’s independent registered public accounting firm, as stated in their report included in Exhibit 99.2 to this Annual Report on Form 40-F.

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

The Company’s Board of Directors is responsible for the Company’s Corporate Governance policies and has determined that during 2019 all the members of the Audit, Compensation, and Nominating & Corporate Governance Committees were independent, based on the criteria for independence and un-relatedness prescribed by the TSX and Section 803A of the NYSE American Company Guide.

Compensation Committee

Compensation of the Company’s CEO and all other officers is recommended to the Board of Directors for determination by the Compensation Committee. The Compensation Committee develops, reviews and monitors director and executive officer compensation and policies. The Compensation Committee is also responsible for annually reviewing the adequacy of compensation to directors, officers, and other consultants and the composition of compensation packages. The Company’s CEO cannot be present during deliberations or vote on the CEO’s compensation.

During 2019, the Compensation Committee was composed of Alan R. Hodnik, W. Ian L. Forrest, and Dennis Bartlett, each of whom, in the opinion of the Board of Directors, was independent under the rules of the TSX and pursuant to Sections 803A and 805(c)(1) of the NYSE American Company Guide. Stephen Rowland was a non-voting participant.  The Company’s Compensation Committee Charter is available on the Company’s website at www.polymetmining.com.

Nominating & Corporate Governance Committee

Nominees for the election to the Company’s Board of Directors are recommended by the Nominating & Corporate Governance Committee. The Company has adopted a formal written board resolution addressing the nomination process and such related matters as may be required under the rules of the TSX and the NYSE American and any applicable securities laws.

During 2019, the Nominating & Corporate Governance Committee was composed of W. Ian L. Forrest, Dr. David Dreisinger, and Michael M. Sill, each of whom, in the opinion of the Board of Directors, was independent under the rules of the TSX and the NYSE American. Stephen Rowland and Helen Harper were non-voting participants.  The Company’s Nominating and Corporate Governance Committee Charter is available on the Company’s website at www.polymetmining.com.

AUDIT COMMITTEE

Composition and Responsibilities

The Company’s Board of Directors has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act and Section 803B of the NYSE American Company Guide.

During 2019, the Company’s Audit Committee was composed of Michael M. Sill, Dr. David Dreisinger, and W. Ian L. Forrest, each of whom, in the opinion of the Company’s Board of Directors, was independent as determined under the rules of the TSX and Rule 10A-3 of the Exchange Act, Section 803A of the NYSE American Company Guide and each of whom is financially literate.  Helen Harper was a non-voting participant. The Audit Committee meets the composition requirements set forth by Section 803B(2) of NYSE American Company Guide.

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

Audit Committee Financial Expert

During 2019, the Board of Directors determined that W. Ian L. Forrest qualified as the Audit Committee’s “financial expert,” as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act and was “financially sophisticated” as determined under Section 803(B)(2)(iii) of the NYSE American Company Guide.

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

CONTRACTUAL OBLIGATIONS

The following table lists information as at December 31, 2019 with respect to known contractual obligations and environmental rehabilitation provision:

Contractual Obligations (in 000’s)	Carrying Value	Contractual Cash Flows	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Accounts payable and accruals	$4,533	$4,533	$4,533	$-	$-	$-
Lease liability	616	766	107	293	302	64
Promissory note	15,501	16,196	-	16,196	-	-
Environmental rehabilitation provision	52,525	101,249	1,276	11,051	7,643	81,279
Firm commitments	-	455	83	284	88	-
Total	$73,175	$123,199	$5,999	$27,824	$8,033	$81,343

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during 2019 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

During January 1, 2019 until December 31, 2019, a non-U.S. affiliate of the largest shareholder of the Company (“the non-U.S. Shareholder Affiliate”) entered into sales contracts for agricultural products with, or for delivery to or from Iranian entities wholly or majority owned by the GOI.  The non-U.S. Shareholder Affiliate performed its obligations under the contracts in compliance with applicable sanctions laws and, where required, with the necessary prior approvals by the relevant governmental authorities.

The gross revenue of the non-U.S Shareholder Affiliate related to these contracts did not exceed the value of USD $383 million for the year ended December 31, 2019.

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

The non-U.S. Stockholder Affiliates expect to continue to engage in similar activities in the future in compliance with applicable economic sanctions and in conformity with U.S. secondary sanctions.

Neither the Company nor any of its subsidiaries (i) engaged in any transactions or activities requiring disclosure under ITRA nor (ii) were involved in the transactions described in this section. As of the date of this report, the Company is not aware of any other activity, transaction or dealing by us or any of its affiliates during 2019 that requires disclosure in this report under Section 13(r) of the Exchange Act.

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

EXHIBIT INDEX

The following exhibits have been filed as part of this Annual Report on Form 40-F:

EXHIBITS

99.1	Annual Information Form for the year ended December 31, 2019

99.2	Consolidated Financial Statements for the years ended December 31, 2019 and 2018

99.3	Management’s Discussion and Analysis for the years ended December 31, 2019 and 2018

99.4	Mine Safety Disclosure

CERTIFICATIONS

99.5	Certification of Principal Executive Officer pursuant to 17 C.F.R. 240.13a-14(a)

99.6	Certification of Principal Financial Officer pursuant to 17 C.F.R. 240.13a-14(a)

99.7	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 17 C.F.R. 240.13a-14(b) and 18 U.S.C. 1350.

CONSENTS

99.8	Consent of Deloitte & Touche LLP

99.9	Consent of Technical Report Author – Zachary J. Black

99.10	Consent of Technical Report Author – Jennifer J. Brown

99.11	Consent of Technical Report Author – Nicholas Dempers

99.12	Consent of Technical Report Author – Thomas L. Drielick

99.13	Consent of Technical Report Author – Art S. Ibrado

99.14	Consent of Technical Report Author – Erin L. Patterson

99.15	Consent of Technical Report Author – Thomas J. Radue

99.16	Consent of Technical Report Author – Herbert E. Welhener

99.17	Consent of Technical Report Author – Jeff S. Ubl

99.18	Consent of PricewaterhouseCoopers LLP

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: March 30, 2020
POLYMET MINING CORP.

/s/ Jonathan Cherry
Name:	Jonathan Cherry
Title:	Chief Executive Officer