Form 40-F
period 2020-12-31
POLYMET MINING CORP
filed 2021-03-18
CIK 866028

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020 Commission file number 001-32929

POLYMET MINING CORP.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Province or other jurisdiction of incorporation or organization)

1000

(Primary Standard Industrial Classification Code)

84-1461363

(I.R.S. Employer Identification No.)

444 Cedar Street, Suite 2060

St. Paul, Minnesota 55101

651-389-4100

(Address and telephone number of Registrant's principal executive offices)

Patrick Keenan
c/o Poly Met Mining, Inc.
444 Cedar Street, Suite 2060
St. Paul, Minnesota 55101
651-389-4100
(Name, address (including zip code), and telephone number
(including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, without par value	PLM	NYSE American

Securities registered or to be registered pursuant to Section 12(g) of the Act:    None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:    None

For annual reports, indicate by check mark the information filed with this form.

☒ Annual Information Form ☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 100,733,778

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Date File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes ☐ No

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

PolyMet Mining Corp. (the "Company" or "PolyMet") is a Canadian issuer eligible to file its Annual Report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 40-F (this "Annual Report") contains statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Exchange Act of 1934 and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Forward-looking statements are not, and cannot be, a guarantee of future results or events. Forward looking statements are based on, among other things, opinions, assumptions, estimates and analyses that are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking statement.

All statements in this Annual Report that address events or developments that PolyMet expects to occur in the future are forward-looking statements and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. These forward-looking statements include, but are not limited to, PolyMet's objectives, strategies, intentions, expectations, production, costs, capital and exploration expenditures, including an estimated economics of future financial and operating performance and prospects for the possible expansion of the operation based on a PEA-level study and a ramp-up evaluation representing production growth and improved margins mine, life projections, recovery rate and concentrate grade projections, ability to obtain all necessary environmental and government approvals to completion and if undertaking an expansion case, ability to obtain at all, the viability and all information with respect to the ability to develop the Project to additional potential by mining additional resources beyond the permit design at a higher production rate. Prior to any decision to apply for permits to develop the project further, PolyMet would need to complete preliminary and definitive feasibility studies, as well as an analysis of the environmental impact and alternatives of any proposal.  In addition, any future proposal would be subject to environmental review and permits, public notice and comment, and approval by appropriate federal and state agencies. All forward-looking statements in this Annual Report are qualified by this cautionary note.

The material factors or assumptions applied in drawing the conclusions or making forecasts or projections set in the forward-looking statements include, but are not limited to:

• various economic assumptions, in particular, metal price estimates;

• certain operational assumptions, including mill recovery, operating scenarios;

• construction schedules and timing issues; and

• assumptions concerning timing and certainty regarding the environmental review and permitting process.

The risks, uncertainties, contingencies and other factors that may cause actual results and events to differ materially from those expressed or implied by the forward-looking statement may include, but are not limited to, risks generally associated with the mining industry, such as: economic factors (including future commodity prices, currency fluctuations, inflation rates, energy prices and general cost escalation); uncertainties related to the development of the NorthMet Project; dependence on key personnel and employee relations; risks relating to political and social unrest or change, operational risk and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks; failure of plant, equipment, processes, transposition and other infrastructure to operate as anticipated; compliance with governmental and environmental regulations, including permitting requirements; the outcome of ongoing litigation in connection with PolyMet's permits for the NorthMet Project; the potential impact of COVID-19 on PolyMet, as well as other factors identified and as described in more detail under the heading "Risk Factors" in Item 5 of the Annual Information Form filed as Exhibit 99.1 to this Annual Report. The list is not exhaustive of the factors that may affect the forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities PolyMet will derive therefrom. The forward-looking statements reflect the current expectations regarding future events and operating performance and speak only as of the date hereof and PolyMet does not assume any obligation to update the forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

CAUTIONARY NOTE TO UNITED STATES READERS REGARDING

RESOURCE AND RESERVE ESTIMATES

The Company's Annual Information Form for the year ended December 31, 2020 is filed as Exhibit 99.1 to this Annual Report and the Company's management's discussion and analysis for the years ended December 31, 2020 and 2019 is filed as Exhibit 99.3 to this Annual Report.  These documents have been prepared in accordance with requirements of the securities laws in effect in Canada, which differ from requirements of United States securities laws.

Mineral reserves and mineral resources presented in this MD&A have been estimated in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"), as required by Canadian securities regulatory authorities.  In accordance with NI 43-101, the Company uses the terms mineral reserves and resources as they are defined in accordance with the CIM Definition Standards on mineral reserves and resources ("CIM") adopted by the Canadian Institute of Mining, Metallurgy and Petroleum.

The United States Securities and Exchange Commission ("SEC") has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934, as amended. These amendments became effective February 25, 2019 (the "SEC Modernization Rules") with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7 ("Guide 7"), which will be rescinded from and after the required compliance date of the SEC Modernization Rules.  As a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system ("MJDS"), the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101. However, if the Company either ceases to be a "foreign private issuer" or ceases to be entitled to file reports under the MJDS and the CIM Definition Standards, then the Company will be required to provide disclosure on its mineral properties under the SEC Modernization Rules. Accordingly, United States investors are cautioned that the disclosure the Company provides on its mineral properties in this annual report on Form 40-F and under its continuous disclosure obligations under the Exchange Act may be different from the disclosure that the Company would otherwise be required to provide as a U.S. domestic issuer or a non-MJDS foreign private issuer under the SEC Modernization Rules.

The SEC Modernization Rules include the adoption of terms describing mineral reserves and mineral resources that are substantially similar to the corresponding terms under the CIM. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured", "indicated" and "inferred" mineral resources. In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be substantially similar to the corresponding CIM definitions, as required by NI 43-101.

United States investors are also cautioned that while the SEC will now recognize "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Accordingly, United States investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" of PolyMet are or will be economically or legally mineable. Further, "inferred mineral resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. In accordance with Canadian rules, estimates of "inferred mineral resources" cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

Accordingly, information contained in this Annual Report and the documents incorporated by reference herein that contain descriptions of the Company's mineral deposits may not be comparable to similar information made by public United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

CAUTIONARY NOTE TO UNITED STATES READERS REGARDING

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under the multi-jurisdictional disclosure system adopted by the SEC, to prepare this Annual Report in accordance with Canadian disclosure requirements, which differ from those of the United States. The Company has prepared its financial statements, which are filed as Exhibit 99.2 to this Annual Report, in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The Company's financial statements may not be comparable to financial statements of other United States companies. Since the Company has prepared its financial statements in accordance with IFRS as issued by the IASB, it is not required to provide a reconciliation to United States generally accepted accounting principles.

ANNUAL INFORMATION FORM

The Company's Annual Information Form for the year ended December 31, 2020 is filed as Exhibit 99.1 to this Annual Report and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended December 31, 2020 and 2019, including the report of the Company's independent registered public accounting firms with respect thereto, are filed as Exhibit 99.2 to this Annual Report and incorporated by reference herein.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company's management's discussion and analysis for the years ended December 31, 2020 and 2019, is filed as Exhibit 99.3 to this Annual Report and incorporated by reference herein.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Company may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report. Holders of the Company's common shares should consult their own tax advisors regarding the tax consequences of purchasing, holding or disposing of securities of the Company.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") have evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13(a)-15(e) and 15(d)-15(e) under the Exchange Act as of the end of the period covered by this Annual Report (the "Evaluation Date"). Based on such evaluation, such officers have concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures are effective. Such disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms, and includes controls and procedures designed to ensure information relating to the Company required to be included in reports filed or submitted under the Exchange Act is accumulated and communicated to the Company's management to allow timely decision regarding disclosure.

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

Management has assessed the effectiveness of internal controls over financial reporting as at December 31, 2020.  In making its assessment, management has used the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") to evaluate internal controls over financial reporting.  Based on this assessment, management has concluded that the Company's internal controls over financial reporting was effective as at that date.

Attestation Report of the Independent Registered Public Accounting Firm

The effectiveness of the Company's internal control over financial reporting as at December 31, 2020, has been audited by Deloitte & Touche LLP, the Company's independent registered public accounting firm, as stated in their report included in Exhibit 99.2 to this Annual Report.

Changes in Internal Controls

There have been no changes in the Company's internal control over financial reporting during the period covered by this Annual Report that have materially affected, or is reasonably likely to material affect, the Company's internal control over financial reporting.

CORPORATE GOVERNANCE

The Company is listed on the Toronto Stock Exchange ("TSX") and is required to describe its practices and policies with regards to corporate governance with specific reference to TSX guidelines by way of an annual corporate governance statement in the Company's annual report or information circular filed with the appropriate securities regulators in Canada.

The Company is also listed on the NYSE American and additionally complies as necessary with the rules and guidelines of the NYSE American and SEC.

The Company reviews its governance practices on an ongoing basis to ensure it is in compliance with all applicable requirements.  The Company is a "controlled company" (as defined by the NYSE) of which more than 50% of the voting power is held by an individual, group or another company and therefore exempt from certain corporate governance requirements.

The Company's Board of Directors is responsible for the Company's Corporate Governance policies and has determined that during 2020 all the members of the Audit Committee were independent (as required by applicable law), based on the criteria for independence and un-relatedness prescribed by the TSX and Section 803A of the NYSE American Company Guide.  The Compensation, and Nominating & Corporate Governance Committees each have a majority of independent directors. The Board of Directors believes it is appropriate for directors who are not considered to be independent to sit on these committees to bring the knowledge and perspective of the controlling shareholder to executive compensation, appointments and board nominations.

Controlled Company

The Company's Common Shares are listed on the NYSE American. Under the rules of the NYSE American, the Company is considered a "controlled company" because Glencore AG holds more than 50% of the voting power of the Company. As a "controlled company," the Company is exempt from certain rules and requirements of the NYSE American related to corporate governance matters, including the rules requiring that (i) the Company's Board of Directors be comprised of at least a majority of independent directors, (ii) the compensation of the Company's executive officers be determined, or recommended to the Board of Directors for determination, either by a compensation committee comprised of independent directors or by a majority of the independent directors, and (iii) nominations for election to the Company's Board of Directors be either selected, or recommended for the Board of Directors' selection, by either a nominating committee comprised solely of independent directors or by a majority of the independent directors.

Compensation Committee

Compensation of the Company's CEO and all other officers is recommended to the Board of Directors for determination by the Compensation Committee. The Compensation Committee develops, reviews and monitors director and executive officer compensation and policies. The Compensation Committee is also responsible for annually reviewing the adequacy of compensation to directors, officers, and other consultants and the composition of compensation packages. The Company's CEO cannot be present during deliberations or vote on the CEO's compensation.

During 2020, the Compensation Committee was composed of Alan R. Hodnik, W. Ian L. Forrest and Stephen Rowland from January 1, 2020 to June 24, 2020 and was composed of Alan R. Hodnik, David J. Fermo, and Stephen Rowland from June 24, 2020 to December 31, 2020.  Alan R. Hodnik, W. Ian L. Forrest, and David J. Fermo were, in the opinion of the Board of Directors, independent under the rules of the TSX and pursuant to Sections 803A and 805(c)(1) of the NYSE American Company Guide. Stephen Rowland was, in the opinion of the Board of Directors, not considered to be independent and serves on the Compensation Committee as a result of the Company's status as a "controlled company", as described above.  The Company's Compensation Committee Charter is available on the Company's website at www.polymetmining.com.

Nominating & Corporate Governance Committee

Nominees for the election to the Company's Board of Directors are recommended by the Nominating & Corporate Governance Committee. The Company has adopted a formal written board resolution addressing the nomination process and such related matters as may be required under the rules of the TSX and the NYSE American and any applicable securities laws.

During 2020, the Nominating & Corporate Governance Committee was composed of W. Ian L. Forrest, Dr. David Dreisinger, and Michael M. Sill from January 1, 2020 to June 24, 2020 and was composed of Dr. David Dreisinger, Alan R. Hodnik, and Stephen Rowland from June 24, 2020 to December 31, 2020.  W. Ian L. Forrest, Dr. David Dreisinger, Michael M. Sill and Alan R. Hodnik were, in the opinion of the Board of Directors, independent under the rules of the TSX and the NYSE American. Stephen Rowland was was, in the opinion of the Board of Directors, not independent and serves on the Nominating & Corporate Governance Committee as a result of the Company's status as a "controlled company", as described above.  The Company's Nominating and Corporate Governance Committee Charter is available on the Company's website at www.polymetmining.com.

AUDIT COMMITTEE

Composition and Responsibilities

The Company's Board of Directors has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act and Section 803B of the NYSE American Company Guide.

During 2020, the Company's Audit Committee was composed of Michael M. Sill, Dr. David Dreisinger, and W. Ian L. Forrest from January 1, 2020 to June 24, 2020 and was composed of David J. Fermo, Dr. David Dreisinger, and Alan R. Hodnik from June 24, 2020 to December 31, 2020, each of whom, in the opinion of the Company's Board of Directors, was independent as determined under the rules of the TSX and Rule 10A-3 of the Exchange Act, Section 803A of the NYSE American Company Guide and each of whom is financially literate.  The Audit Committee meets the composition requirements set forth by Section 803B(2) of NYSE American Company Guide.

The members of the Audit Committee do not have fixed terms and are appointed and replaced from time to time by the Board of Directors.

The Audit Committee meets four times a year, at a minimum, and has access to all officers, management and employees of the Company and may engage advisors or counsel as deemed necessary to perform its duties and responsibilities as a committee.

The Audit Committee meets with the Company's President and CEO, the Company's CFO, and the Company's independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls, and the Company's audit procedures and audit plans. The Audit Committee also recommends to the Board of Directors the independent auditors to be appointed for each year. In addition, the Audit Committee reviews and recommends to the Board of Directors for approval the annual and quarterly financial statements and management's discussion and analysis. Finally, the Audit Committee undertakes other activities as required by the rules and regulations of the TSX and the NYSE American and other governing regulatory authorities.

The full text of the Audit Committee Charter is set forth in the Company's Annual Information Form incorporated by reference in this Annual Report.

Audit Committee Financial Expert

During 2020, the Board of Directors determined that W. Ian L. Forrest qualified as the Audit Committee's "financial expert" from January 1, 2020 to June 24, 2020 and that David J. Fermo qualified as the Audit Committee's "financial expert" from June 24, 2020 to December 31, 2020 as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act and both were "financially sophisticated" as determined under Section 803(B)(2)(iii) of the NYSE American Company Guide.

Both Mr. Forrest and Mr. Fermo qualify as financial experts and are financially sophisticated, in that they have an understanding of generally accepted accounting principles and financial statements; are able to assess the general application of accounting principles in connection with the accounting for estimates, accruals and reserves; have experience analyzing or evaluating financial statements that entail accounting issues of equal complexity to the Company's financial statements (or actively supervising another person who did so); and have a general understanding of internal controls and procedures for financial reporting and an understanding of audit committee functions.

PRINCIPAL ACCOUNTING FEES AND SERVICES - INDEPENDENT AUDITORS

The required disclosure is included under the heading "Audit Committee - External Auditor Service Fees" in the Company's Annual Information Form incorporated by reference in this Annual Report.

PRE-APPROVAL POLICIES AND PROCEDURES

The required disclosure is included under the heading "Audit Committee - Pre-Approval Policies and Procedures" in the Company's Annual Information Form incorporated by reference in this Annual Report.

OFF-BALANCE SHEET TRANSACTIONS

The Company does not have any off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities.

CODE OF ETHICS

The Company has adopted a Code of Ethics which applies to all employees, including directors and executive officers, including principal executive, financial and accounting officers, and persons performing similar functions.  The Code of Ethics covers areas of professional and business conduct, and is intended to promote honest and ethical behavior, including fair dealing and the ethical handling of conflicts of interest, support full, fair, accurate, and timely disclosure in reports and documents filed with, or submitted to, the SEC and other governmental authorities, and in its other public communications; deter wrongdoing; encourage compliance with applicable laws, rules, and regulations; and to ensure the protection of legitimate business interests.  The Company also encourages directors, officers, employees and consultants to promptly report any violations of the Code of Ethics.  All amendments to the Code of Ethics, and all waivers of the Code of Ethics with respect to any of the employees, officers or directors covered by it, will be posted on the Company's website, submitted on Form 6-K and provided in print to any shareholder who requests them. A copy of the Code of Ethics is available on the Company's website, www.polymetmining.com. A copy of the Code of Ethics is also available to shareholders by contacting the Corporate Secretary at PolyMet Mining Corp., 444 Cedar Street, Suite 2060, St. Paul, MN 55101 or by e-mail at info@polymetmining.com.

CONTRACTUAL OBLIGATIONS

The following table lists information as at December 31, 2020 with respect to known contractual obligations and environmental rehabilitation provision:

Contractual Obligations (in 000's)	Carrying Value	Contractual Cash Flows	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Accounts payable and accruals	$3,392	$3,392	$2,755	$637	$-	$-
Lease liability	557	659	145	297	217	-
Promissory note	16,629	16,919	16,919	-	-	-
Convertible debt	18,747	24,056	-	24,056	-	-
Environmental rehabilitation provision	51,751	94,481	893	11,181	4,464	77,943
Firm commitments	-	436	64	284	88	-
Total	$91,076	$139,943	$20,776	$36,455	$4,769	$77,943

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during 2020 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

NYSE AMERICAN CORPORATE GOVERNANCE

The Company's common shares are listed on the NYSE American under the trading symbol "PLM". Section 110 of the NYSE American Company Guide permits the NYSE American to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE American listing criteria, and to grant exemptions from NYSE American listing criteria based on these considerations.  A description of the significant ways in which the Corporation's governance practices differ from those followed by domestic companies pursuant to NYSE American standards is as follows:

Shareholder Approval Requirements: NYSE American requires a listed company to obtain the approval of its shareholders for certain types of securities issuances, including the issuance of common shares of the Company to directors of the Company in a private placement transaction at a price per Unit that is less than the market value of the common shares of the Company on the date of the definitive agreement of the offering. The Company sought and received a waiver from NYSE American's shareholder approval requirements in circumstances where the securities issuance does not trigger such a requirement under the rules of the TSX.

In addition, the Company may from time-to-time seek relief from NYSE American corporate governance requirements on specific transactions under Section 110 of the NYSE American Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by the Company's home-country law, in which case, the Company shall make the disclosure of such transactions available on its website at www.polymetmining.com. Information contained on the website of the Company is not part of this Annual Report.

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 ("Dodd-Frank Act"), issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine Safety and Health Administration ("MSHA") under the Federal Mine Safety and Health Act of 1977 ("Mine Act"). This required information is filed as Exhibit 99.4 to this Annual Report.

DISCLOSURE PURSUANT TO SECTION 219 OF THE IRAN THREAT

REDUCTION & SYRIA HUMAN RIGHTS ACT

Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 ("ITRA"), effective August 10, 2012, added a new subsection (r) to Section 13 of the Exchange Act, which requires issuers that file periodic reports with the SEC to disclose in their annual and quarterly reports whether, during the reporting period, they or any of their "affiliates" (as defined in Rule 12b-2 under the Exchange Act) have knowingly engaged in specified activities or transactions relating to Iran, including activities not prohibited by U.S. law and conducted outside the U.S. by non-U.S. affiliates in compliance with applicable laws.  Issuers must also file a notice with the SEC if any disclosable activity under ITRA has been included in an annual or quarterly report.

Because the SEC defines the term "affiliate" broadly, our largest shareholder may be considered an affiliate of the Company despite the fact that the Company has no control over its largest shareholder's actions or the actions of its affiliates.  As such, pursuant to Section 13(r)(1)(D)(iii) of the Exchange Act, the Company hereby discloses the following information provided by our largest shareholder regarding transactions or dealings with entities controlled by the Government of Iran ("the GOI"):

During January 1, 2020 until December 31, 2020, a non-U.S. affiliate of the largest shareholder of the Company ("the non-U.S. Shareholder Affiliate") entered into sales contracts for agricultural products with, or for delivery to or from Iranian entities wholly or majority owned by the GOI.  The non-U.S. Shareholder Affiliate performed its obligations under the contracts in compliance with applicable sanctions laws and, where required, with the necessary prior approvals by the relevant governmental authorities.

The gross revenue of the non-U.S Shareholder Affiliate related to these contracts did not exceed the value of USD $326 million for the year ended December 31, 2020.

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

Neither the Company nor any of its subsidiaries (i) engaged in any transactions or activities requiring disclosure under ITRA nor (ii) were involved in the transactions described in this section. As of the date of this report, the Company is not aware of any other activity, transaction or dealing by us or any of its affiliates during the fiscal year ended December 31, 2020 that requires disclosure in this report under Section 13(r) of the Exchange Act.

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

WEBSITE INFORMATION

Notwithstanding any reference to PolyMet's website or other websites in the documents attached as Exhibits hereto, the information contained in PolyMet's website or any other site in the documents attached as Exhibits hereto, or referred to in PolyMet's website, is not a part of this Annual Report and, therefore, is not filed with the SEC.

EXHIBIT INDEX

The following exhibits have been filed as part of this Annual Report:

EXHIBITS
99.1	Annual Information Form for the year ended December 31, 2020
99.2	Consolidated Financial Statements for the years ended December 31, 2020 and 2019
99.3	Management's Discussion and Analysis for the years ended December 31, 2020 and 2019
99.4	Mine Safety Disclosure

CERTIFICATIONS
99.5	Certification of Principal Executive Officer pursuant to 17 C.F.R. 240.13a-14(a)
99.6	Certification of Principal Financial Officer pursuant to 17 C.F.R. 240.13a-14(a)
99.7	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 17 C.F.R. 240.13a-14(b) and 18 U.S.C. 1350.

CONSENTS
99.8	Consent of Deloitte & Touche LLP
99.9	Consent of Technical Report Author - Zachary J. Black, SME-RM
99.10	Consent of Technical Report Author - Jennifer J. Brown, P.G.
99.11	Consent of Technical Report Author - Nicholas Dempers, Pr. Eng., SAIMM
99.12	Consent of Technical Report Author - Thomas L. Drielick, P.E.
99.13	Consent of Technical Report Author - Art S. Ibrado, P.E.
99.14	Consent of Technical Report Author - M3 Engineering & Technology Corporation
99.15	Consent of Technical Report Author - Thomas J. Radue, P.E.
99.16	Consent of Technical Report Author - Jeff S. Ubl, P.E.
99.17	Consent of Technical Report Author - Herbert E. Welhener, SME-RM

XBRL
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: March 18, 2021

POLYMET MINING CORP.

/s/ Jonathan Cherry

Name:  Jonathan Cherry
Title:  Chief Executive Officer