Form 40-F/A
period 2020-12-31
POLYMET MINING CORP
filed 2021-11-17
CIK 866028

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

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

This Amendment No. 1 to the Annual Report on Form 40-F ("Amendment No. 1") amends the Annual Report on Form 40-F of PolyMet Mining Corp. (the "Registrant") for the year ended December 31, 2020, which was originally filed with the U.S. Securities and Exchange Commission (the "SEC") on March 18, 2021 (the "Original Annual Report"). This Amendment No. 1 is being filed solely to include Deloitte & Touche LLP's amended audit opinion (filed as Exhibit 99.2 to this Amendment No. 1) to include the year ended December 31, 2019.  The original audit opinion referenced the year ended December 31, 2020 only.

Except as described above, the Original Annual Report remains unchanged. This Amendment No. 1 does not reflect events occurring after the filing of the Original Annual Report, or modify or update those disclosures. Accordingly, this Amendment No. 1 should be read in conjunction with the Original Annual Report.

EXHIBIT INDEX

The following exhibits have been filed as part of this Amendment No. 1 to the Annual Report on Form 40-F:

EXHIBITS
99.1 *	Annual Information Form for the year ended December 31, 2020
99.2	Consolidated Financial Statements for the years ended December 31, 2020 and 2019
99.3 *	Management's Discussion and Analysis for the years ended December 31, 2020 and 2019
99.4 *	Mine Safety Disclosure

CERTIFICATIONS
99.5	Certification of Principal Executive Officer pursuant to 17 C.F.R. 240.13a-14(a)
99.6	Certification of Principal Financial Officer pursuant to 17 C.F.R. 240.13a-14(a)
99.7	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 17 C.F.R. 240.13a-14(b) and 18 U.S.C. 1350.

CONSENTS
99.8	Consent of Deloitte & Touche LLP
99.9 *	Consent of Technical Report Author - Zachary J. Black, SME-RM
99.10 *	Consent of Technical Report Author - Jennifer J. Brown, P.G.
99.11 *	Consent of Technical Report Author - Nicholas Dempers, Pr. Eng., SAIMM
99.12 *	Consent of Technical Report Author - Thomas L. Drielick, P.E.
99.13 *	Consent of Technical Report Author - Art S. Ibrado, P.E.
99.14 *	Consent of Technical Report Author – M3 Engineering & Technology Corporation
99.15 *	Consent of Technical Report Author - Thomas J. Radue, P.E.
99.16 *	Consent of Technical Report Author - Jeff S. Ubl, P.E.
99.17 *	Consent of Technical Report Author - Herbert E. Welhener, SME-RM

XBRL
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*  Previously filed.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment No. 1 to the Annual Report on Form 40-F to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: November 16, 2021

POLYMET MINING CORP.

/s/ Jonathan Cherry
Name:	Jonathan Cherry
Title:	Chief Executive Officer