Form 40-F
period 2021-12-31
POLYMET MINING CORP
filed 2022-03-17
CIK 866028

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021 Commission file number 001-32929

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

100,878,882

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

The material factors or assumptions applied in drawing the conclusions or making forecasts or projections set in the forward-looking statements include, but are not limited to:

• various economic assumptions, in particular, commodity price and capital cost estimates;

• certain operational assumptions, including mill recovery, operating scenarios;

• construction costs and schedules; and

• assumptions related to timing and certainty of the environmental review and permitting process.

The risks, uncertainties, contingencies and other factors that may cause actual results and events to differ materially from those expressed or implied by the forward-looking statement may include, but are not limited to, risks generally associated with the mining industry, such as: economic factors (including future commodity prices, currency fluctuations, inflation rates, energy prices and general cost escalation); uncertainties related to the development of the NorthMet Project; dependence on key personnel and employee relations; risks relating to political and social unrest or change, operational risk and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks; failure of plant, equipment, processes, transposition and other infrastructure to operate as anticipated; compliance with governmental and environmental regulations, including permitting requirements; the outcome of ongoing litigation in connection with permits and decisions for the NorthMet Project; the potential impact of COVID-19 and its variants on PolyMet, as well as other factors identified and as described in more detail under the heading "Risk Factors" in Item 5 of the Annual Information Form filed as Exhibit 99.1 to this Annual Report. The list is not exhaustive of the factors that may affect the forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities PolyMet will derive therefrom. The forward-looking statements reflect the current expectations regarding future events and operating performance and speak only as of the date hereof and PolyMet does not assume any obligation to update the forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

CAUTIONARY NOTE TO UNITED STATES READERS REGARDING

RESOURCE AND RESERVE ESTIMATES

The Company's Annual Information Form for the year ended December 31, 2021 is filed as Exhibit 99.1 to this Annual Report and the Company's Management's Discussion and Analysis for the years ended December 31, 2021 and 2020 is filed as Exhibit 99.3 to this Annual Report. These documents have been prepared in accordance with requirements of the securities laws in effect in Canada, which differ from requirements of United States securities laws.

Mineral reserves and mineral resources presented in this Annual Report have been estimated in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"), as required by Canadian securities regulatory authorities. In accordance with NI 43-101, the Company uses the terms mineral reserves and resources as they are defined in accordance with the CIM Definition Standards on mineral reserves and resources ("CIM") adopted by the Canadian Institute of Mining, Metallurgy and Petroleum.

The United States Securities and Exchange Commission ("SEC") has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934, as amended. These amendments became effective February 25, 2019 (the "SEC Modernization Rules") with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7 ("Guide 7"), which was rescinded from and after the required compliance date of the SEC Modernization Rules. As a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system ("MJDS"), the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101. However, if the Company either ceases to be a "foreign private issuer" or ceases to be entitled to file reports under the MJDS and the CIM Definition Standards, then the Company will be required to provide disclosure on its mineral properties under the SEC Modernization Rules. Accordingly, United States investors are cautioned that the disclosure the Company provides on its mineral properties in this Annual Report on Form 40-F and under its continuous disclosure obligations under the Exchange Act may be different from the disclosure that the Company would otherwise be required to provide as a U.S. domestic issuer or a non-MJDS foreign private issuer under the SEC Modernization Rules.

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

ANNUAL INFORMATION FORM

The Company's Annual Information Form for the year ended December 31, 2021 is filed as Exhibit 99.1 to this Annual Report and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended December 31, 2021 and 2020, including the report of the Company's independent registered public accounting firms with respect thereto, are filed as Exhibit 99.2 to this Annual Report and incorporated by reference herein.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company's Management's Discussion and Analysis for the years ended December 31, 2021 and 2020, is filed as Exhibit 99.3 to this Annual Report and incorporated by reference herein.

DISCLOSURE CONTROLS AND PROCEDURES

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

INTERNAL CONTROLS OVER FINANCIAL REPORTING

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

Management has assessed the effectiveness of internal controls over financial reporting as at December 31, 2021. In making its assessment, management has used the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") to evaluate internal controls over financial reporting. Based on this assessment, management has concluded that the Company's internal controls over financial reporting was effective as at that date.

Attestation Report of the Independent Registered Public Accounting Firm

The effectiveness of the Company's internal control over financial reporting as at December 31, 2021, has been audited by Deloitte & Touche LLP, the Company's independent registered public accounting firm, as stated in their report included in Exhibit 99.2 to this Annual Report.

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

The Company's Board of Directors is responsible for the Company's Corporate Governance policies and has determined that during 2021 all the members of the Audit Committee were independent (as required by applicable law), based on the criteria for independence and un-relatedness prescribed by the TSX and Section 803A of the NYSE American Company Guide. The Compensation, and Nominating & Corporate Governance Committees each have a majority of independent directors. The Board of Directors believes it is appropriate for directors who are not considered to be independent to sit on these committees to bring the knowledge and perspective of the controlling shareholder to executive compensation, appointments and board nominations.

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

During 2021, the Company's Audit Committee was composed of David J. Fermo, Dr. David Dreisinger, and Alan R. Hodnik, each of whom, in the opinion of the Company's Board of Directors, was independent as determined under the rules of the TSX and Rule 10A-3 of the Exchange Act, Section 803A of the NYSE American Company Guide and each of whom is financially literate. The Audit Committee meets the composition requirements set forth by Section 803B(2) of NYSE American Company Guide.

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

Audit Committee Financial Expert

During 2021, the Board of Directors determined that David J. Fermo qualified as the Audit Committee's "financial expert" as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act and was "financially sophisticated" as determined under Section 803(B)(2)(iii) of the NYSE American Company Guide.

Mr. Fermo qualifies as a financial expert and is financially sophisticated, in that he has an understanding of generally accepted accounting principles and financial statements; is able to assess the general application of accounting principles in connection with the accounting for estimates, accruals and reserves; has experience analyzing or evaluating financial statements that entail accounting issues of equal complexity to the Company's financial statements (or actively supervising another person who did so); and has a general understanding of internal controls and procedures for financial reporting and an understanding of audit committee functions.

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

CODE OF ETHICS

The Company has adopted a Code of Ethics which applies to all employees, including directors and executive officers, including principal executive, financial and accounting officers, and persons performing similar functions. The Code of Ethics covers areas of professional and business conduct, and is intended to promote honest and ethical behavior, including fair dealing and the ethical handling of conflicts of interest, support full, fair, accurate, and timely disclosure in reports and documents filed with, or submitted to, the SEC and other governmental authorities, and in its other public communications; deter wrongdoing; encourage compliance with applicable laws, rules, and regulations; and to ensure the protection of legitimate business interests. The Company also encourages directors, officers, employees and consultants to promptly report any violations of the Code of Ethics. All amendments to the Code of Ethics, and all waivers of the Code of Ethics with respect to any of the employees, officers or directors covered by it, will be posted on the Company's website, submitted on Form 6-K and provided in print to any shareholder who requests them. A copy of the Code of Ethics is available on the Company's website at www.polymetmining.com. A copy of the Code of Ethics is also available to shareholders by contacting the Corporate Secretary at PolyMet Mining Corp., 444 Cedar Street, Suite 2060, St. Paul, MN 55101 or by e-mail at info@polymetmining.com.

OFF-BALANCE SHEET TRANSACTIONS

The Company does not have any off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities.

CONTRACTUAL OBLIGATIONS

The required disclosure is included under the heading “Liquidity and Capital Resources” in the Company’s Management’s Discussion and Analysis incorporated by reference in this Annual Report.

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

During January 1, 2021 until December 31, 2021, a non-U.S. affiliate of the largest shareholder of the Company ("the non-U.S. Shareholder Affiliate") entered into sales contracts for agricultural products with, or for delivery to or from Iranian entities wholly or majority owned by the GOI. The non-U.S. Shareholder Affiliate performed its obligations under the contracts in compliance with applicable sanctions laws and, where required, with the necessary prior approvals by the relevant governmental authorities.

The gross revenue of the non-U.S Shareholder Affiliate related to these contracts did not exceed the value of USD $1.671 billion for the year ended December 31, 2021.

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

Neither the Company nor any of its subsidiaries (i) engaged in any transactions or activities requiring disclosure under ITRA nor (ii) were involved in the transactions described in this section. As of the date of this report, the Company is not aware of any other activity, transaction or dealing by us or any of its affiliates during the fiscal year ended December 31, 2021 that requires disclosure in this report under Section 13(r) of the Exchange Act.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during 2021 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

EXHIBIT INDEX

EXHIBITS

99.1	Annual Information Form for the year ended December 31, 2021

99.2	Consolidated Financial Statements for the years ended December 31, 2021 and 2020

99.3	Management's Discussion and Analysis for the years ended December 31, 2021 and 2020

99.4	Mine Safety Disclosure

CERTIFICATIONS

99.5	Certification of Principal Executive Officer pursuant to 17 C.F.R. 240.13a-14(a)

99.6	Certification of Principal Financial Officer pursuant to 17 C.F.R. 240.13a-14(a)

99.7	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 17 C.F.R. 240.13a-14(b) and 18 U.S.C. 1350.

CONSENTS

99.8	Consent of Deloitte & Touche, LLP - PCAOB ID: 34

99.9	Consent of Technical Report Author - Zachary J. Black, SME-RM

99.10	Consent of Technical Report Author - Jennifer J. Brown, P.G.

99.11	Consent of Technical Report Author - Nicholas Dempers, Pr. Eng., SAIMM

99.12	Consent of Technical Report Author - Thomas L. Drielick, P.E.

99.13	Consent of Technical Report Author - M3 Engineering & Technology Corporation

99.14	Consent of Technical Report Author - Thomas J. Radue, P.E.

99.15	Consent of Technical Report Author - Jeff S. Ubl, P.E.

99.16	Consent of Technical Report Author - Herbert E. Welhener, SME-RM

XBRL

101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: March 17, 2022

POLYMET MINING CORP.

/s/ Jonathan Cherry

Name: Jonathan Cherry

Title: Chief Executive Officer