Form 40-F
period 2022-12-31
POLYMET MINING CORP
filed 2023-03-23
CIK 866028

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 For the fiscal year ended December 31, 2022 Commission file number 001-32929

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
c/o PolyMet Mining
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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 101,472,695

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

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

☐ Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

EXPLANATORY NOTE

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

These forward-looking statements include, but are not limited to, PolyMet's objectives, strategies, intentions, expectations, including the need for copper and other products and commodities that the Company will produce and sell, production, costs and inflationary impacts, capital and exploration expenditures, including estimated economics of future financial and operating performance, expected receipt of regulatory approvals and the expected timing thereof, expected receipt or completion of feasibility studies and other studies and the expected timing thereof, the anticipated benefits of the 50:50 joint arrangement transaction (the "Joint Arrangement") with Teck American, Inc., a subsidiary of Teck Resources Limited (together "Teck") and the Company's expectations with respect to the future development of the NorthMet and Mesaba projects; the timing and closing of the financings required pursuant to the Joint Arrangement, proposed or expected changes in regulatory frameworks and their anticipated impact on the Company's business, and impacts on the Company's environmental, community, health and safety initiatives. All forward-looking statements in this Annual Report are qualified by this cautionary note.

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

The risks, uncertainties, contingencies and other factors that may cause actual results and events to differ materially from those expressed or implied by the forward-looking statement may include, but are not limited to, risks generally associated with the mining industry, such as: economic factors (including future commodity prices, currency fluctuations, inflation rates, energy prices and general cost escalation); uncertainties related to the development of the NorthMet and Mesaba projects; dependence on key personnel and employee relations; risks relating to political and social unrest or change, operational risk and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks; failure of plant, equipment, processes, transposition and other infrastructure to operate as anticipated; compliance with governmental and environmental regulations, including permitting requirements; the outcome of ongoing litigation in connection with permits and decisions for the NorthMet and Mesaba projects; the potential impact of COVID-19 and its variants on PolyMet, as well as other factors identified and as described in more detail under the heading "Risk Factors" in Item 5 of the Annual Information Form filed as Exhibit 99.1 to this Annual Report. The list is not exhaustive of the factors that may affect the forward-looking statements.

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

CAUTIONARY NOTE TO UNITED STATES READERS REGARDING

RESOURCE AND RESERVE ESTIMATES

The Company's Annual Information Form for the year ended December 31, 2022 is filed as Exhibit 99.1 to this Annual Report and the Company's Management's Discussion and Analysis for the years ended December 31, 2022 and 2021 is filed as Exhibit 99.3 to this Annual Report. These documents have been prepared in accordance with requirements of the securities laws in effect in Canada, which differ from requirements of United States securities laws.

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

ANNUAL INFORMATION FORM

The Company's Annual Information Form for the year ended December 31, 2022 is filed as Exhibit 99.1 to this Annual Report and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended December 31, 2022 and 2021, including the report of the Company's independent registered public accounting firms with respect thereto, are filed as Exhibit 99.2 to this Annual Report and incorporated by reference herein.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company's Management's Discussion and Analysis for the years ended December 31, 2022 and 2021, is filed as Exhibit 99.3 to this Annual Report and incorporated by reference herein.

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

Management has assessed the effectiveness of internal controls over financial reporting as at December 31, 2022. In making its assessment, management has used the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") to evaluate internal controls over financial reporting. Based on this assessment, management has concluded that the Company's internal controls over financial reporting was effective as at that date.

Attestation Report of the Independent Registered Public Accounting Firm

The effectiveness of the Company's internal control over financial reporting as at December 31, 2022, has been audited by Deloitte & Touche LLP, the Company's independent registered public accounting firm, as stated in their report included in Exhibit 99.2 to this Annual Report.

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

The Company's Board of Directors is responsible for the Company's Corporate Governance policies and has determined that during 2022 all the members of the Audit Committee were independent (as required by applicable law), based on the criteria for independence and un-relatedness prescribed by the TSX and Section 803A of the NYSE American Company Guide. The Compensation, and Nominating & Corporate Governance Committees each have a majority of independent directors. The Board of Directors believes it is appropriate for directors who are not considered to be independent to sit on these committees to bring the knowledge and perspective of the controlling shareholder to executive compensation, appointments and board nominations.

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

During 2022, the Company's Audit Committee was composed of David J. Fermo, Dr. David Dreisinger, and Alan R. Hodnik, each of whom, in the opinion of the Company's Board of Directors, was independent as determined under the rules of the TSX and Rule 10A-3 of the Exchange Act, Section 803A of the NYSE American Company Guide and each of whom is financially literate. The Audit Committee meets the composition requirements set forth by Section 803B(2) of NYSE American Company Guide.

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

Audit Committee Financial Expert

During 2022, the Board of Directors determined that David J. Fermo qualified as the Audit Committee's "financial expert" as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act and was "financially sophisticated" as determined under Section 803(B)(2)(iii) of the NYSE American Company Guide. Mr. Fermo qualifies as a financial expert and is financially sophisticated, in that he has an understanding of generally accepted accounting principles and financial statements; is able to assess the general application of accounting principles in connection with the accounting for estimates, accruals and reserves; has experience analyzing or evaluating financial statements that entail accounting issues of equal complexity to the Company's financial statements (or actively supervising another person who did so); and has a general understanding of internal controls and procedures for financial reporting and an understanding of audit committee functions.

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

CONTRACTUAL OBLIGATIONS

The required disclosure is included under the heading "Liquidity and Capital Resources" in the Company's Management's Discussion and Analysis incorporated by reference in this Annual Report.

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

During January 1, 2022 until December 31, 2022, a non-U.S. affiliate of the largest shareholder of the Company ("the non-U.S. Shareholder Affiliate") entered into sales contracts for agricultural products with, or for delivery to or from Iranian entities wholly or majority owned by the GOI. The non-U.S. Shareholder Affiliate performed its obligations under the contracts in compliance with applicable sanctions laws and, where required, with the necessary prior approvals by the relevant governmental authorities.

The gross revenue of the non-U.S Shareholder Affiliate related to these contracts did not exceed the value of USD $1.365 billion for the year ended December 31, 2022.

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

Neither the Company nor any of its subsidiaries (i) engaged in any transactions or activities requiring disclosure under ITRA nor (ii) were involved in the transactions described in this section. As of the date of this report, the Company is not aware of any other activity, transaction or dealing by us or any of its affiliates during the fiscal year ended December 31, 2022 that requires disclosure in this report under Section 13(r) of the Exchange Act.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during 2022 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

EXHIBIT INDEX

The following exhibits have been filed as part of this Annual Report:

EXHIBITS

99.1	Annual Information Form for the year ended December 31, 2022

99.2	Consolidated Financial Statements for the years ended December 31, 2022 and 2021

99.3	Management's Discussion and Analysis for the years ended December 31, 2022 and 2021

99.4	Mine Safety Disclosure

CERTIFICATIONS

99.5	Certification of Principal Executive Officer pursuant to 17 C.F.R. 240.13a-14(a)

99.6	Certification of Principal Financial Officer pursuant to 17 C.F.R. 240.13a-14(a)

99.7	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 17 C.F.R. 240.13a-14(b) and 18 U.S.C. 1350.

CONSENTS

99.8	Consent of Deloitte & Touche LLP - PCAOB ID: 34

99.9	Consent of Technical Report Author - Alberto Bennett, P.E.

99.10	Consent of Technical Report Author - Daniel H. Neff, P.E.

99.11	Consent of Technical Report Author - Nicholas Dempers, Pr. Eng., SAIMM

99.12	Consent of Technical Report Author - Daniel Roth, P.E., P. Eng.

99.13	Consent of Technical Report Author - Richard Schwering, SME-RM

99.14	Consent of Technical Report Author - Thomas J. Radue, P.E.

99.15	Consent of Technical Report Author - Jeff S. Ubl, P.E.

99.16	Consent of Technical Report Author - Herbert E. Welhener, SME-RM

99.17	Consent of Technical Report Author - Laurie Tahija, MMSA-QP

99.18	Consent of Technical Report Author - Shane Tad Crowie, P.Eng.

XBRL

101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: March 23, 2023
POLYMET MINING CORP.

/s/ Jonathan Cherry
Name: Jonathan Cherry Title: Chief Executive Officer